Form 20-F
period 2016-12-31
China Lending Corp
filed 2017-03-03
CIK 1611852

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from __________ to ___________

Commission file number: 001-36664

China Lending Corporation

(Exact name of the Registrant as specified in its charter)

British Virgin Islands

(Jurisdiction of incorporation or organization)

11th Floor, Satellite Building

473 Satellite Road

Economic Technological Development Zone

Urumqi, Xinjiang, China

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class

Ordinary shares, no par value per share

Name of each exchange on which registered

NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

As of December 31, 2016, the registrant had 22,898,864 ordinary shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes	☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes	☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes	☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.

☐ Large Accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ US GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17	☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes	☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of the securities under a plan confirmed by a court.

☐ Yes	☐ No

 i

 ii

CERTAIN INFORMATION

In this Annual Report on Form 20-F, or the “Annual Report”, unless the context indicates otherwise, all references to the terms the “Company,” “we,” “us” and “our” refer to China Lending Corporation, giving effect to the Business Combination (as defined below), and all references to “China” or “PRC” and the “Chinese government” refer to the People’s Republic of China and its government. In this Annual Report, all references to “Renminbi,” or “RMB” are to the legal currency of China and all references to “USD.” “U.S. dollars,” “dollars,” “$” or “US$” are to the legal currency of the United States.

The Company’s functional currency is USD. The functional currency of its PRC operating subsidiaries is Chinese Yuan, or RMB. For financial reporting purposes, the financial statements of the Company’s PRC operating subsidiaries were prepared using RMB, are translated into the Company’s functional currency, USD at the exchange rates quoted by www.oanda.com. Assets and liabilities are translated using the exchange rate at each balance sheet date. Revenue and expenses are translated using average rates prevailing during each reporting period, and owners’ equity is translated at historical exchange rates. Adjustments resulting from the translation are recorded as a separate component of accumulated other comprehensive income in shareholders’ equity.

The audited financial statements for the years ended December 31, 2016 and 2015 in this Annual Report have been prepared in accordance with accounting principles generally accepted in the United States, or “U.S. GAAP.”

FORWARD-LOOKING STATEMENTS

This Annual Report contains statements that may be deemed to be “forward-looking statements” within the meaning of the federal securities laws. These statements relate to anticipated future events, future results of operations and/or future financial performance. In some cases, you can identify forward-looking statements by their use of terminology such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “future,” “intend,” “may,” “ought to,” “plan,” “possible,” “potentially,” “predicts,” “project,” “should,” “will,” “would,” negatives of such terms or other similar terms. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The forward-looking statements in this Annual Report include, without limitation, statements relating to:

●	our goals and strategies;

●	our future business development, results of operations and financial condition;

●	our estimates regarding expenses, future revenues, capital requirements and our need for additional financing;

●	our estimates regarding the market opportunity for our services;

●	the impact of government laws and regulations;

●	our ability to recruit and retain qualified personnel;

●	our failure to comply with regulatory guidelines;

●	uncertainty in industry demand;

●	general economic conditions and market conditions in the financial services industry;

●	future sales of large blocks or our securities, which may adversely impact our share price; and

●	depth of the trading market in our securities.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties, including those described in Item 3D “Key Information - Risk Factors.”

You should not unduly rely on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Annual Report, to conform these statements to actual results or to changes in our expectations.

 iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

Not required.

B.	Advisers

Not required.

C.	Auditors

Not required.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3. KEY INFORMATION

A.	Selected financial data

The following selected financial data should be read in conjunction with Item 5 - “Operating and Financial Review and Prospects” and the Financial Statements and Notes thereto included elsewhere in this Annual Report.

The following table summarizes our financial data. We have derived the summary statements of comprehensive income data for the years ended December 31, 2016 and 2015 and the statements of financial position data as of December 31, 2016 and 2015 from our audited financial statements included elsewhere in this Annual Report. We have derived the selected financial data as of December 31, 2014, 2013 and 2012 from our audited financial statements not included in this Annual Report. Our financial statements have been prepared in accordance with U.S. GAAP.

Certain factors that affect the comparability of the information set forth in the following table are described in Item 5 “Operating and Financial Review and Prospects” and the Financial Statements and related notes thereto included elsewhere in this Annual Report.

Statements of Income and Comprehensive Income

	Year Ended December 31,
	2016	2015	2014	2013	2012
					(Unaudited)
Interest income
Interests and fees on loans	$35,539,247	$27,641,209	$17,592,593	$10,205,403	$10,752,200
Interest and fees on loans – related parties	—	531,559	1,159,974	1,247,434	—
Interest on deposits with banks	4,652	5,883	8,519	2,120	1,459
Total interest income	35,543,899	28,178,651	18,761,086	11,454,957	10,753,659

Interest expense
Interest expenses and fees on short-term bank loans	(715,535)	(425,139)	(979,050)	(723,047)	(878,243)
Interest expenses and fees on secured loan	(2,442,527)	(2,302,136)	(689,393)	—	—
Interest expenses on loans from related parties	—	(61,542)	(98,775)	—	—
Interest expenses on loans from a cost investment investee	(1,818,656)	(1,101,871)	—	—	—
Total interest expense	(4,976,718)	(3,890,688)	(1,767,218)	(723,047)	(878,243)

Provision for loan losses	(4,650,887)	(2,166,110)	(584,348)	(143,610)	59,372

Net Interest Income	25,916,294	22,121,853	16,409,520	10,588,300	9,934,788

Non-interest income	107,512	13,212	—	—	—

Non-interest expense
Salaries and employee surcharge	(1,271,650)	(917,159)	(604,223)	(383,968)	(200,988)
Business taxes and surcharge	(686,266)	(1,449,993)	(1,050,052)	(641,440)	(602,535)
Other operating expenses	(2,666,148)	(2,790,192)	(1,349,142)	(1,222,329)	(696,286)
Total non-interest expense	(4,624,064)	(5,157,344)	(3,003,417)	(2,247,737)	(1,499,809)

Income Before Taxes	21,399,742	16,977,721	13,406,103	8,340,563	8,434,979
Income tax expense	(4,121,338)	(2,857,907)	(2,092,776)	(1,317,819)	(1,292,725)

Net Income	17,278,404	14,119,814	11,313,327	7,022,744	7,142,254

Dividend – Class A preferred stock	(333,327)	—	—	—	—
Net income allocated to ordinary shareholders	16,945,077	14,119,814	11,313,327	7,022,744	7,142,254

Other comprehensive income
Foreign currency translation adjustments	(7,530,549)	(5,714,112)	(172,627)	1,616,255	213,975
Comprehensive Income	$9,747,855	$8,405,702	$11,140,700	$8,638,999	$7,356,229

Weighted-average common shares outstanding - basic	18,012,452	20,519,156	20,519,156	20,519,156	20,519,156
Weighted-average common shares outstanding - diluted	21,530,835	20,519,156	20,519,156	20,519,156	20,519,156
Earnings per share to ordinary shareholder - Basic	$0.94	$0.69	$0.55	$0.34	$0.35
Earnings per share to ordinary shareholder - Diluted	$0.79	$0.69	$0.55	$0.34	$0.35

Balance Sheet

	As of December 31,
	2016	2015	2014	2013	2012
					(Unaudited)
Cash and cash equivalents	$4,496,588	$6,732,601	$116,132	$204,317	$4,677,493
Total assets	158,956,571	152,350,336	132,837,173	74,997,193	63,287,194
Total liabilities	45,787,424	48,980,482	31,504,701	22,436,539	13,553,744
Total shareholders’ equity	104,255,820	103,369,854	101,332,472	52,560,654	49,733,450

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk factors

In conducting our business, we face many risks that may interfere with our business objectives. Some of these risks could materially and adversely affect our business, financial condition and results of operations. In particular, we are subject to various risks resulting from changing economic, political, industry, business and financial conditions. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business operations.

You should carefully consider the following factors and other information in this Annual Report before you decide to invest in our ordinary shares. If any of the risks referred to below occur, our business, financial condition and results of operations could suffer. In any such case, the trading price of our ordinary shares could decline, and you may lose all or part of your investment.

Risks Factors Relating to the Company’s Business and Operations

The limited operating history of Feng Hui and the lack of an operating history of Ding Tai, Jing Kai and Ding Xin make it difficult to evaluate their business and prospects.

Feng Hui commenced operations in June 2009 and has a limited operating history. The Company has built a portfolio of an aggregate of approximately $1,153 million of direct loans to 1,931 borrowers from inception till December 31, 2016. For the years ended December 31, 2016 and 2015, the Company generated approximately $35.5 million and $28.2 million of revenue with $17.3 million and $14.1 million of net income, respectively. However the Company’s growth rate since 2009 may not be indicative of future performance. Jing Kai and Ding Xin were formed in the second quarter of 2015. Ding Tai was formed in the December of 2016. Jing Kai and Ding Tai have not commenced operations, and Ding Xin commenced operations in August 2015.

The Company may not be able to achieve similar results or grow at the same rate as the Company has in the past. It is also difficult to evaluate our prospects, as the Company may not have sufficient experience in addressing the risks to which companies operating in new and rapidly evolving markets such as the direct lending industry may be exposed. The Company will continue to encounter risks and difficulties that companies at a similar stage of development frequently experience, including the potential failure to:

●	obtain sufficient working capital and increase its registered capital to support expansion of its loan portfolios;

●	comply with any changes in the laws and regulations of the PRC or local province that may affect its lending operations;

●	expand its customer base;

●	maintain adequate control of default risks and expenses allowing it to realize anticipated revenue growth;

●	implement its customer development, risk management Ding Xin Internet-based lending and national growth and acquisition strategies and plans and adapt and modify them as needed;

●	integrate any future acquisitions; and

●	anticipate and adapt to changing conditions in the Chinese lending industry resulting from changes in government regulations, mergers and acquisitions involving its competitors, and other significant competitive and market dynamics.

If the Company is unable to address any or all of the foregoing risks, its business may be materially and adversely affected.

The Company’s current operations in China are geographically limited to Xinjiang Province.

In accordance with the PRC state and provincial laws and regulations with regard to direct lending companies, the Company is not allowed to make loans to businesses and individuals located outside of Xinjiang Province. The Company’s future growth opportunities will depend on the growth and stability of the economy in Xinjiang Province. A downturn in the economy of Xinjiang Province or the city of Urumqi or the implementation of provincial or local policies unfavorable to middle-sized and micro enterprises (“MSMEs”) may cause a decrease in the demand for the Company’s loans and may negatively affect borrowers’ ability to repay their loans on a timely basis, both of which could have a negative impact on the Company’s profitability and business.

Fears of terrorist and ethnic extremists attacks in Xinjiang Province could have a negative impact on the Company’s operations.

The Xinjiang Uyghur Autonomous Region is the largest administrative division in China by land area, although it ranks 25th by population. Its ethnic composition is on approximately 45.8% Uyghur, 40.5% Han, 6.5% Kazakh and 4.5% other. This has given rise to ethnic and other tensions both in Urumqi, the Capital City, and elsewhere in Xinjiang Province. Events such as terrorist and ethnic extremist attacks as well as riots and the resulting political instability, economy suspension and concerns over safety and security aspects of investment in Xinjiang Province or the fear of any of the foregoing have had, and could have in the future, a significant adverse impact on demand and pricing of the Company’s operations.

Changes in the interest rates and spread could have a negative impact on the Company’s revenues and results of operations.

The Company’s revenues primarily depend on interest income, which is the difference between interest the Company receives from loans they provide to customers and the interest the Company pays on their borrowings from other financial institutions (to the extent that we rely on debt financing, rather than equity). A narrowing interest rate spread could adversely affect our earnings and financial conditions. If the Company is not able to control its funding costs or adjust its lending interest rates in a timely manner, our interest margin will decline. Until August 2015, the interest rates the Company charged to borrowers was linked to the PBOC benchmark interest rate and the interest rate adopted by the commercial banks in the PRC. On August 6, 2015, the Supreme People’s Court of the PRC issued the Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases (“the provisions”), which came into effect on September 1, 2015. The provisions provided that agreements between the lender and borrower on loans with interest rates below 24% per annum are valid and enforceable; as to loans with interest rates per annum between 24% and 36%, if the interest on the loans has already been paid to the lender, and such payment has not damaged the interest of the state, the community and any third parties, the courts will turn down the borrower’s request to demand the return of the interest payment; if the annual interest rate of a private loan is higher than 36%, the excess will not be enforced by the courts. While this generally has the effect of raising the maximum interest rate the Company may lend to borrowers, the provisions are a recent change in regulation and the Company may not be able to foresee all of the consequences of the provisions.

Ding Xin, Jing Kai and Feng Hui are separate legal entities, which have the ability to incur indebtedness on their own behalf, and such indebtedness could have an adverse effect on the financial condition, results of operations and cash flows of their parent entity.

Ding Xin, Jing Kai and Feng Hui are all legal entities under control of the Company through ownership or contractual arrangement. While the Company intends to exercise control over any borrowings by each of these entities, under the laws of their respective jurisdictions of incorporation each entity has the ability to incur debts on its own behalf, subject to limitations under applicable law. According to regulations issued by the General Office of the People’s Government of Urumqi Municipality on June 9, 2009, Jing Kai and Feng Hui can only incur debts from up to two banking financial institutions and so long as the aggregate borrowings are less than 50% of applicable entity’s net capital. If Ding Xin, Jing Kai or Feng Hui are not able to repay their borrowings, according to People’s Republic of China Enterprise Bankruptcy law, such entity is deemed insolvent and creditors can file a petition with a PRC court for restructuring or liquidation under bankruptcy; the result of which could have a material adverse effect on Ding Xin, Jing Kai and Feng Hui’s results of operations, result in the Company losing its equity interest in Jing Kai or Ding Xin and result in the agreements and instruments, pursuant to which the Company, through its subsidiary Ding Xin, controls Feng Hui: Equity Pledge Agreement, Exclusive Business Cooperation Agreement, Exclusive Purchase Option Agreement and Power of Attorney (the “VIE Agreements”) being terminated.

As direct lending companies, the Company is subject to greater credit risks than larger lenders, which could adversely affect its results of operations.

There are inherent risks associated with our lending activities, including credit risk, which is the risk that borrowers may not repay the outstanding loans balances in its direct loan business. As direct lending companies, we extend credits to MSMEs, individual industrial and commercial households and individuals. These borrowers generally have fewer financial resources in terms of capital or borrowing capacity than larger entities and may have fewer financial resources to weather a downturn in the economy. Such borrowers may expose the Company to greater credit risks than lenders lending to larger, better-capitalized state-owned businesses with longer operating histories. Conditions such as inflation, economic downturn, local policy change, adjustment of industrial structure and other factors beyond our control may increase our credit risk more than such events would affect larger lenders. In addition, since we are only permitted to provide financial services to borrowers located in Xinjiang Province, our ability to geographically diversify the economic risks is currently limited by the local markets and economies. Also, decreases in local real estate value could adversely affect the values of the real property used as collateral in the direct loan business. Such adverse changes in the local economies may have a negative impact on the ability of borrowers to repay their loans and the value of its collateral and its results of operations and financial condition may be adversely affected.

Provision for loan losses may not be sufficient to absorb future losses or prevent a material adverse effect on our business, financial condition, or results of operations.

The Company’s risk management procedures use historical information to estimate any potential losses based on the experience, judgment, and expectations regarding borrowers and the economic environment in which the Company and its borrowers operate. The provision for loan losses as of December 31, 2016 was established at a level believed to be reasonable by management to absorb probable losses inherent in the portfolio as of each balance sheet date in accordance with US GAAP. As of December 31, 2016, not only a general provision, but also specific provisions, were reflected in the provision. However, our loan loss reserves may not be sufficient to absorb future loan losses or prevent a material adverse effect on the Company’s business, financial condition, or results of operations.

The provision policy of the Company does not distinguish among loans by type of guarantee. In addition, the Company calculates the provision amount pursuant to U.S. GAAP as set forth below:

1. General Reserve — is based on total loan receivable balance and to be used to cover unidentified probable loan loss.

2. Special Reserve — is funds set aside covering losses due to risks related to a particular industry, company or type of loans. The reserve rate is decided based on management estimate of loan collectability. The loan portfolio did not include any loans outside of Xinjiang Province.

However, the Company’s loan loss reserves may not be sufficient to absorb future loan losses or prevent a material adverse effect on the Company’s business, financial condition, or results of operations.

While they do not directly impact the Company’s U.S. GAAP financial statements attached hereto, the Company is also subject to regulatory accounting requirements. Pursuant to the Temporary Regulation of Pilot Program of Microcredit Companies in Xinjiang Province issued by the General Office of Xinjiang Provincial Government in 2009, we should make sufficient reserve for the loan losses.

While the Company believes its management uses the best information available to make loan loss provision evaluations, adjustments to the provision may be necessary based on changes in economic and other conditions or changes in accounting guidance, which could negatively affect the Company’s results of operations and financial condition.

An increase to the provision for loan losses will cause the Company’s net income to decrease.

Our businesses are subject to fluctuations based on local economic conditions. These fluctuations are neither predictable nor within its control and may have a material adverse impact on its operations and financial condition. We may decide to increase our provision for loan losses in light of the lack of clarity in the applicable banking regulations with regard to direct lending companies. The regulatory authority may also require an increase in the provision for loan losses or the recognition of further loan charge-offs, based on judgments different from those of its management. Any increase in the provision for loan losses will result in a decrease in net income and may have a material adverse effect on the Company’s financial condition and results of operations.

Feng Hui’s business is, and Jing Kai’s business will be, highly concentrated in one product. Accordingly, their future revenues and earnings are more susceptible to fluctuations than a more diversified company.

Feng Hui’s primary business activities include, and Jing Kai’s primary business activities will include, offering direct loans to customers. If the Company is unable to maintain and grow the operating revenues from this business or develop additional revenue streams, their future revenues and earnings are not likely to grow and could decline. Our lack of significant product and business diversification could inhibit the opportunities for the growth of our business, revenues and profits.

Competition in the direct lending industry is growing and could cause the Company to lose market share and revenues in the future.

We believe that the direct lending industry is an emerging market in China. We may face growing competition in the direct lending industry, and the Company believes that the direct lending industry is becoming more competitive as this industry matures and begins to consolidate. Feng Hui currently competes, and the Company will compete, with traditional financial institutions, other direct lending companies, other microfinance companies, including P2P lenders, and some cash-rich state-owned companies or individuals that lend to MSMEs. Some of these competitors have larger and more established borrower bases and substantially greater financial, marketing and other resources than we have. In addition, peer-to-peer lending platforms are rapidly growing in China and may provide highly competitive interest rates to customers due to lower overhead, and in some cases, lower required returns by the lenders. For example, large internet companies such as Tencent Holdings Ltd. and Alibaba Holding Ltd. have formed financial services affiliates such as online-only banks and P2P lending services which have been heavily capitalized and rapidly developed. As a result, the Company could lose market share and its revenues could decline, thereby adversely affecting our earnings and potential for growth.

The P2P lending market has been expanding rapidly in China. According to a report issued by www.wdzj.com, it is estimated that there are $67.7 billion in loans outstanding in China through P2P platforms as of the end of December 2015. The Company intends to be a new entrant into this field and will be competing with companies with greater resources and experience. The P2P experience to date in China has demonstrated that without a very disciplined approach this platform and the loans originated through its use can be fraught with risk. According to www.wangdaizhijia.com, nearly 26% of all P2P companies in China are platforms with default as of the end of December 2015. While the Company believes that it will be able to successfully compete in this area as a result of its proprietary risk management processes and tools, there is no assurance that it will be able to hire and retain the necessary employees and compete successfully. Furthermore, even though Feng Hui is the leading direct lender in Xinjiang Province measured by loan volume, P2P lenders may also compete for the same customers and they may have certain pricing advantages due to their lower overhead, which may result in reduced margins and increased competition for us.

The Company’s businesses will require highly qualified personnel, and if it is unable to hire or retain qualified personnel, then it may not be able to grow effectively.

The Company’s future success depends upon its ability to attract and retain highly qualified personnel. Establishment of the Jing Kai and Ding Xin businesses and expansion of the businesses of each operating company will require additional managers and employees with relevant industry experience, and its success will be highly dependent on its ability to attract and retain skilled management personnel and other employees. These operating companies may not be able to attract or retain highly qualified personnel. In addition, competition for skilled personnel is significant in China. This competition may make it more difficult and expensive to attract, hire and retain qualified managers and employees. The Company may incur additional expenses to recruit and retain qualified replacements and its businesses may be disrupted and its financial condition and results of operations may be materially and adversely affected. In addition, key managers may join a competitor or form a competing company. An operating company may not be able to successfully enforce any contractual rights with its management team, in particular in China, where all of these individuals reside or will reside.

The Company’s business may be adversely affected if Feng Hui’s shareholders do not actively support the business or by changes in marketing and loan origination strategies.

Feng Hui’s shareholders have actively supported Feng Hui’s business by referring their commercial and other contacts to be Feng Hui customers, including that for most of such referrals the shareholder will personally guarantee the borrowings of the customer he or she has referred to Feng Hui. As of December 31, 2016 and December 31, 2015, 55.8% and 39.4% respectively, of Feng Hui’s loans were guaranteed by related parties. The percentage of the Company’s loans that are so guaranteed has declined in recent years and the Company expects that percentage to decline in the future as we expand our business using other marketing and loan origination strategies. However, if these Feng Hui shareholders reduce their referrals or guarantees in the future at the shareholders’ discretion, then the Company’s results of operations could be materially adversely affected. In addition, as the Company migrates away from Feng Hui’s shareholder referral marketing and loan origination approach to approaches in which there is not a pre-existing, separate business relationship between a shareholder and the customer and the special knowledge of the customer’s business and financial condition that often comes with such a relationship, we may experience a higher loss experience than Feng Hui has experienced historically.

Discontinuation of preferential tax treatment Feng Hui currently enjoys may result in additional compliance obligations and costs so as to materially and adversely impact the Company’s net income.

Pursuant to Supplementary Rules on Accelerating Economy Development and Implementing Supportive Policy issued by the local government, Feng Hui was rewarded with certain tax refunds for years 2009 and 2010. Further, from year 2011 through 2016, local tax authorities granted Feng Hui the preferential income tax rate of 15% because Feng Hui was entitled to the preferential rate as a qualified enterprise engaged in industry under the Western Development Strategy.

There is uncertainty in the policy at the state and provincial levels as to how the direct loan business carried out by the Company will be treated with regard to income tax and business tax. If the tax authority determines that the income tax, business tax or other applicable tax Feng Hui previously paid were less than what was required, Feng Hui may be required to make payment for the overdue tax and interest on the overdue payment. Further, these preferential tax treatments will expire in 2020. The discontinuation of any of the preferential tax treatment Feng Hui has received may materially and adversely affect the Company’s results of operations.

The Company’s business continuity plans could prove to be inadequate, resulting in a material interruption in or disruption to, its business and a negative impact on the Company’s results of operations.

The Company relies heavily on communications and information systems to conduct its business, and its operations are dependent on its ability to protect its systems against damage from fire, power loss, telecommunication failure, severe weather, natural disasters, terrorism or other factors. The computer systems and network infrastructure the Company uses could be vulnerable to unforeseen problems. While the Company has a business continuity plan and other policies and procedures designed to prevent or limit the effect of a failure or interruption of our information systems, there can be no assurance that any such failures or interruptions will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures or interruptions of our information systems could, among other things, damage the Company’s reputation or result in a loss of clients, which could have a material adverse effect on the Company’s results of operations.

The Company has no material insurance coverage, which could expose it to significant costs and business disruption.

Risks associated with the Company’s business and operations include, but are not limited to, borrowers’ failure to repay the outstanding principal and interest when due and loss reserves are not sufficient cover such failure, losses of key personnel, business interruption due to power loss or network failure, and risks posed by natural disasters including storms, floods and earthquakes, any of which may result in significant costs or business disruption. The Company does not maintain any credit insurance, business interruption insurance, general third-party liability insurance, nor does it maintain key-man life insurance or any other insurance coverage except the mandatory social insurance for employees. If the Company incurs any loss that is not covered by reserves, its business, financial condition and results of operations could be materially and adversely affected.

The Company maintains cash deposits with various banks. These cash accounts are not sufficiently insured or otherwise protected. Should any bank or trust company holding these cash deposits become insolvent, or if the Company is otherwise unable to withdraw funds, it could lose the cash on deposit with that particular bank or trust company.

The Company uses credit reports issued by the Credit Reference Center of the People’s Bank of China for credit records, which may not cover all accurate credit activities of guarantors and borrowers.

The Company generally uses credit reports issued by the Credit Reference Center of the People’s Bank of China (“CCRC”) for guarantors and borrowers’ credit records, including privately-owned guarantors. According to the information from CCRC’s official website (http://www.pbccrc.org.cn/crc/), CCRC is a professional credit information service institution directly under the People’s Bank of China (“PBOC”) which collects comprehensive credit information about both enterprises and individuals throughout China. The 2,100 credit reports query points of the PBOC’s branches have covered almost all rural areas in China, and CCRC has 300,000 information query ports in financial institutions and networks around the country, and the credit information service network is used throughout China. As of the end of April 2015, CCRC’s database had collected credit information of over 860 million individuals and over 20 million enterprises and institutions, mainly from commercial banks as well as other financial institutions. However, the CCRC’s credit reports do not cover all credit and financing activities with all trust companies, leasing companies, asset management companies, direct lending companies, insurance companies, and other financial companies. Moreover, the PBOC had not established a credit reporting system until 1997 when it established the Bank Credit Registration System which upgraded to the CCRC in 2006. Therefore, CCRC’s credit reports may not be able to cover credit and financing activities that occurred before 1997. In addition, the accuracy of credit reports provided by CCRC may be mainly adversely affected: (1) reliability of information source; (2) victimized by criminals forging identity of the customers; (3) mistakes made by data entry operators; and (4) technical stability of CCRC’s computer system. Furthermore, despite using credit reports issued by the CCRC, privately-owned guarantors may be more susceptible to default than state-owned or public guarantors due to financial difficulties or fraud and therefore, the Company may have more difficulty enforcing guarantees from privately-owned guarantors than from state-owned or public guarantors. Finally, having clean credit history in the past does not preclude a borrower or guarantor from defaulting in the future.

Risks Related to the Company’s Corporate Structure

The Company conducts its lending business through its subsidiary Jing Kai and through Feng Hui by means of contractual arrangements, which are subject to PRC interpretations which may prove to be adverse to the Company.

Foreign ownership of direct lending business may be subject to restrictions under applicable PRC laws and regulatory practice. For example, there is some ambiguity regarding whether the Temporary Regulation of Pilot Program of Microcredit Companies in Xinjiang Province (“Xinjiang Microcredit Regulation”) may allow applicable authorities in Xinjiang Province to refuse to grant or to terminate a company’s direct lending license if one or more investors in of that company is not a Chinese citizen or legal person. The Company operates in China through Jing Kai, its indirect wholly-owned subsidiary and therefore a wholly foreign owned entity, and Feng Hui, its China incorporated variable interest entity (“VIE”). Xinjiang Province has issued Jing Kai a license to operate as a direct lender in spite of the Company’s plans for Jing Kai to be wholly-owned directly by Feng Hui Holding, and indirectly by Adrie, the Company and our shareholders, but it is possible that a PRC regulatory authority or court could later decide that such ownership violates the Xinjiang Microcredit Regulation or other existing or future regulations or policies.

Feng Hui is and will be owned, directly or indirectly, by PRC citizens who are Feng Hui’s founders, with whom Ding Xin has contractual arrangements under the VIE Agreements. The contractual arrangements will give the Company effective control over Feng Hui and enable the Company to obtain substantially all of the economic benefits arising from Feng Hui as well as consolidate the financial results of Feng Hui in its results of operations. Although the structure the Company has adopted with respect to Feng Hui is consistent with longstanding industry practice, and is commonly adopted by comparable companies in China, the PRC government may not agree that these arrangements comply with existing registration or other regulatory requirements or policies, including the Xinjiang Microcredit Regulation, or regulations policies that may be adopted in the future.

If the PRC courts or administrative authorities determine that Jing Kai’s ownership or the VIE Agreements do not comply with applicable regulations, the VIE Agreements may be determined to be void and the Company’s interests unenforceable.

We and our PRC counsel believe the ownership structures of Jing Kai and Feng Hui in China do not violate any applicable PRC law or license currently in effect; and the VIE Agreements between Ding Xin and Feng Hui and its shareholders governed by PRC law are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect and will not violate any applicable PRC law currently in effect such as the PRC Laws regarding foreign ownership of Chinese businesses, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors’ rights generally or by any applicable statute of limitation or by any valid defense or set-off or counterclaim, and the fact that equitable remedies or relief (including the remedy of specific performance) are subject to the discretion of the court from which such relief may be sought.

There are substantial uncertainties regarding the interpretation and application of current PRC laws. Accordingly, the PRC regulatory authorities and PRC courts may in the future take a view that is contrary to our views and the views of our PRC legal counsel. We are aware of a recent case involving Chinachem Financial Services where certain contractual arrangements for a Hong Kong company to gain economic control over a PRC Company were declared to be void by the PRC Supreme People’s Court. If the PRC courts or regulatory authorities determine that the VIE Agreements violate applicable PRC laws, our contractual arrangements will become invalid or unenforceable. It is uncertain whether the definition and requirements for variable interest entity structures in newly developed Foreign Investment Law will be adopted or if adopted, how they would identify the existing variable interest entities.

If the interpretations of existing regulations regarding VIE Agreements change in the future, the Company could be subject to severe penalties or be forced to relinquish its interests in those operations.

If Jing Kai, Feng Hui, their respective ownership structure or the VIE Agreements, are determined to be in violation of any existing or future PRC laws, or Jing Kai or Feng Hui fails to obtain or maintain any of the required governmental permits or approvals necessary to operate their businesses, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking the business and operating licenses of Jing Kai or Feng Hui;

●	discontinuing or restricting the operations of Jing Kai or Feng Hui;

●	imposing conditions or requirements with which we, Jing Kai or Feng Hui may not be able to comply;

●	requiring us, Jing Kai, Ding Xin or Feng Hui to restructure the relevant ownership structure, contractual arrangements or operations;

●	restricting or prohibiting our ability to finance our business and operations in China;

●	restricting payment or remittance of dividends; or

●	imposing fines.

The imposition of any of these penalties would severely disrupt our ability to conduct business and have a material adverse effect on our financial condition, results of operations and prospects.

Ding Xin’s contractual arrangements with Feng Hui may not be as effective in providing control over Feng Hui as direct ownership.

Substantially all of the Company’s revenue and net income will be derived from Feng Hui. The Company will rely on the VIE Agreements to control and operate Feng Hui. As contemplated in the Power of Attorney, Ding Xin is authorized to nominate and appoint the directors of Feng Hui. Furthermore, Ding Xin may purchase all or part of Feng Hui’s directly registered shareholders’ equity interests in Feng Hui at any time according to the Exclusive Purchase Option Agreement. However, if Feng Hui’s registered shareholders breach the Power of Attorney and Exclusive Purchase Option Agreement or are otherwise uncooperative and any dispute relating to the Feng Hui directors, these VIE agreements or the transfer of Feng Hui’s equity interests remains unresolved, then Ding Xin would have to enforce its rights under VIE Agreement through arbitral or judicial agencies, which may be costly and time-consuming and will be subject to uncertainties in the PRC legal system. Consequently, the VIE Agreements may not be as effective in ensuring Ding Xin’s control over Feng Hui as direct ownership.

The failure to comply with PRC regulations relating to mergers and acquisitions of domestic enterprises by offshore special purpose vehicles may subject the Company to severe fines or penalties and create other regulatory uncertainties regarding the Company’s corporate structure.

On August 8, 2006, the Ministry of Commerce (“MOFCOM”), joined by the China Securities Regulatory Commission (“CSRC”), the State-owned Assets Supervision and Administration Commission of the State Council, the State Administration of Taxation (“SAT”), the State Administration for Industry and Commerce (the “SAIC”), and the State Administration of Foreign Exchange (“SAFE”), jointly promulgated regulations entitled the Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”), which took effect as of September 8, 2006, and as amended on June 22, 2009. This regulation, among other things, has certain provisions that require offshore companies formed for the purpose of acquiring PRC domestic companies and controlled directly or indirectly by PRC individuals and companies which are the related parties with the PRC domestic companies, to obtain the approval of MOFCOM prior to engaging in such acquisitions and to obtain the approval of the CSRC prior to publicly listing special purpose vehicles’ securities on an overseas stock market. On September 21, 2006, the CSRC published on its official website a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval.

The application of the M&A Rules with respect to the Company’s corporate structure remains unclear, with no current consensus existing among leading PRC law firms regarding the scope and applicability of the M&A Rules. We believe that the MOFCOM and CSRC approvals under the M&A Rules are not required in the context of the Business Combination because we did not acquire Feng Hui’s equity or assets and Jing Kai and Ding Xin are already foreign owned. However, we cannot be certain that the relevant PRC government agencies, including the CSRC and MOFCOM, would reach the same conclusion, and we cannot be certain that MOFCOM or the CSRC will not deem that the Business Combination circumvented the M&A Rules, and other rules and notices, or that prior MOFCOM or CSRC approval is required for overseas financing. Further, we cannot rule out the possibility that the relevant PRC government agencies, including MOFCOM, would deem that the M&A Rules required approval from MOFCOM or other PRC regulatory agencies in connection with Ding Xin’s control of Feng Hui through contractual arrangements.

If the CSRC, MOFCOM, or another PRC regulatory agency subsequently determines that CSRC, MOFCOM or other approval was required for the Business Combination and/or the VIE arrangements between Ding Xin and Feng Hui, or if prior CSRC approval for overseas financings is required and not obtained, the Company may face severe regulatory actions or other sanctions from MOFCOM, the CSRC or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines or other penalties on the Company’s operations in the PRC, limit the Company’s operating privileges in the PRC, delay or restrict the repatriation of the proceeds from overseas financings into the PRC, restrict or prohibit payment or remittance of dividends to us or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to delay or cancel overseas financings, to restructure the Company’s corporate structure, or to seek regulatory approvals that may be difficult or costly to obtain.

The M&A Rules, along with certain foreign exchange regulations discussed below, will be interpreted or implemented by the relevant government authorities in connection with our future offshore financings or acquisitions, and we cannot predict how they will affect our acquisition strategy.

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.

SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC resident holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

SAFE promulgated the Notice of SAFE on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment, or SAFE Circular 13, on February 13, 2015, which was effective on June 1, 2015. SAFE Circular 13 cancels two administrative approval items: foreign exchange registration under domestic direct investment and foreign exchange registration under overseas direct investment, instead. Banks shall directly examine and handle foreign exchange registration under domestic direct investment and foreign exchange registration under overseas direct investment, and SAFE and its branch shall indirectly regulate the foreign exchange registration of direct investment through banks.

We have notified substantial beneficial owners of ordinary shares who we know are PRC residents of their filing obligations in accordance with SAFE Circular 37 and SAFE Circular 13. However, we may not be aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners and cannot assure you that all of our PRC-resident beneficial owners will comply with SAFE Circular 37, SAFE Circular 13 and subsequent implementation rules. The failure of our beneficial owners who are PRC residents to register or amend their SAFE registrations in a timely manner pursuant to SAFE Circular 37, SAFE Circular 13 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37, SAFE Circular 13 and subsequent implementation rules, may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions. Furthermore, since SAFE Circular 37 and SAFE Circular 13 was recently promulgated and it is unclear how this regulation, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant PRC government authorities, we cannot predict how these regulations will affect our business operations or future strategy. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to our company. These risks may have a material adverse effect on our business, financial condition and results of operations.

Any failure by Feng Hui or its shareholders to perform their obligations under the contractual arrangements would have a material adverse effect on the Company’s business, financial condition and results of operations.

If Feng Hui or its shareholders fail to perform their respective obligations under the VIE Agreements, the Company may have to incur substantial costs and expend additional resources to enforce such arrangements. The Company has entered into an exclusive business cooperation agreement and an exclusive purchase option agreements in relation to Feng Hui. Pursuant to exclusive business cooperation agreement, the Company is entitled to collect a service fee calculated based on the required time, complexity, content, commercial value of the Company’s services to Feng Hui. Further, the exclusive purchase option agreements provide that the Company may exercise an exclusive option to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, part or all of their equity interests in Feng Hui. The option price is equal to the lowest price permissible by PRC Laws. In addition, the Company has entered into equity pledge agreements with Feng Hui shareholders to secure certain obligations of Feng Hui and Feng Hui’s equity holders to the Company under the VIE Agreements. However, the enforcement of such agreements through arbitral or judicial agencies may be costly and time-consuming and will be subject to uncertainties in the PRC legal system. Moreover, the Company’s remedies under the equity pledge agreements are primarily intended to help the Company collect debts owed to the Company by Feng Hui or its shareholders under the VIE Agreements not help the Company in acquiring the assets or equity of Feng Hui.

The VIE Agreements are governed by PRC law and provide for the resolution of disputes through arbitration or court proceedings in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. Moreover, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law, and as a result it may be difficult to predict how an arbitration panel or court would view such contractual arrangements. As a result, uncertainties in the PRC legal system could limit the Company’s ability to enforce the VIE Agreements. Under PRC law, if the losing parties fail to carry out the arbitration awards or court judgments within a prescribed time limit, the prevailing parties may only enforce the arbitration awards or court judgments in PRC courts, which would require additional expense and delay. In the event the Company is unable to enforce the VIE Agreements, the Company may not be able to receive economic benefits from or exert effective control over Feng Hui, and the Company’s ability to conduct its business, as well as the Company’s financial condition and results of operations, may be materially and adversely affected.

The Feng Hui shareholders have potential conflicts of interest with us, which may adversely affect the Company’s business.

The Chinese entities and individuals that collectively beneficially own 100% of Feng Hui’s outstanding equity interests, or their representatives, are beneficial owners of the Company. Conflicts of interest may arise as a result of such dual shareholding and governance structure. As such conflicts arise, these shareholders may not act in the Company’s best interests and such conflicts of interest may not be resolved in the Company’s favor. In addition, these shareholders may breach or cause Feng Hui to breach or refuse to renew the VIE Agreements that are intended to allow the Company to exercise effective control over Feng Hui and to receive economic benefits from Feng Hui. If the Company becomes involved in arbitral and legal proceedings to enforce such agreements, such proceedings may cost the Company substantial financial and other resources and result in disruption of its business, the outcome of which may adversely affect the Company.

The Company engages in the same lending business, within the same geographic area, targeting the same customers under the Feng Hui brand. There are currently limited internal protocols between the Company with regard to allocation of customers and potential customers. Because Feng Hui is a consolidated variable interest entity as a result of the VIE Agreements, such allocation issues generally should not affect the Company’s results. However, in the event that Feng Hui or its shareholders are in breach of the VIE agreements, then those shareholders could also direct, or cause management to direct, attractive lending customers to Feng Hui and away from Jing Kai, which could further negatively affect the Company’s business and results of operations.

If a lending company fails to maintain the requisite registered capital, licenses and approvals required under PRC law, our business, financial condition and results of operations may be materially and adversely affected.

Foreign investment is highly regulated by the PRC government and the foreign investment in the lending industry is restricted by local authorities. Numerous regulatory authorities of the central PRC government, provincial and local authorities are empowered to issue and implement regulations governing various aspects of the lending industry. Each lending company is required to obtain and maintain certain assets relevant to its business as well as applicable licenses or approvals from different regulatory authorities in order to provide its current services. These registered capital, licenses and approvals will be essential to the operation of the Company’s business. If a lending company fails to obtain or maintain any of the required registered capital, licenses or approvals for its business, it may be subject to various penalties, such as confiscation of illegal net revenue, fines and the discontinuation or restriction of its operations. Any such disruption in the business operations of a lending company could materially and adversely affect our business, financial condition and results of operations.

The VIE Agreements with Feng Hui may be subject to scrutiny by the PRC tax authorities. Any adjustment of related party transaction pricing could lead to additional taxes, and therefore substantially reduce our consolidated net income and the value of your investment.

The tax regime in China is rapidly evolving and there is significant uncertainty for taxpayers in China as PRC tax laws may be interpreted in significantly different ways. As a result of the Business Combination, the PRC tax authorities may assert that we, our subsidiaries or our variable interest entity, Feng Hui, or its shareholders owe and/or are required to pay additional taxes revenue or income. In particular, under applicable PRC laws, rules and regulations, arrangements and transactions among related parties, such as the VIE Agreements, may be subject to audit or challenge by the PRC tax authorities. If the PRC tax authorities determine that any VIE Agreements were not entered into on an arm’s length basis and therefore constitute a favorable transfer pricing, the PRC tax liabilities of Ding Xin, Feng Hui or Feng Hui’s shareholders could be increased, which could increase our overall tax liabilities. In addition, the PRC tax authorities may impose late payment interest. Our net income may be materially reduced if our tax liabilities increase.

Jing Kai and Feng Hui’s complex ownership and control structure could result in inefficiencies to the Company’s business.

Jing Kai has no operating history and has commenced operations during 2016. Jing Kai is staffed entirely by new hires and in some measure may compete with Feng Hui for customers. As a result, Jing Kai may initially struggle to establish its business after the Business Combination and some of its success it has may come at the expense of Feng Hui. Furthermore, because of PRC limitations, even though the economic benefit of Feng Hui and Jing Kai will inure to us, each will need to have its own segregated capital, loan portfolio and lender base. As a result, Feng Hui and Jing Kai will not be able cross-collateralize or combine operations at the working level and may have a more complex structure than if they were under common ownership. This structure may not allow the Company to allocate resources to their most efficient use and may require redundant or additional expenses.

The Company may not be able to timely and effectively implement controls and procedures required by Section 404 of the Sarbanes-Oxley Act of 2002.

The Company is required to establish and maintain internal controls over financial reporting and disclosure controls and procedures and to comply with other requirements of the Sarbanes-Oxley Act and the rules promulgated by the SEC. The Company is required to provide management’s attestation on internal controls commencing with the Company’s annual report for the year ending December 31, 2017, or such earlier date as is required under the Sarbanes-Oxley Act of 2002. The standards required for a public company under Section 404 of the Sarbanes-Oxley Act of 2002 are significantly more stringent than those required of a privately-held company. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the regulatory compliance and reporting requirements. If we are not able to implement the additional requirements of Section 404 in a timely manner or with adequate compliance, we may not be able to assess whether our internal controls over financial reporting are effective, which may subject us to adverse regulatory consequences and could harm investor confidence and the market price of our ordinary shares.

If the Company fails to establish and maintain an effective system of internal controls, we may not be able to report our financial results accurately. Any inability to report and file our financial results accurately and timely could harm our business and adversely affect the trading price of our ordinary shares.

We are required to establish and maintain internal controls over financial reporting and disclosure controls and procedures and to comply with other requirements of the Sarbanes-Oxley Act and the rules promulgated by the Securities and Exchange Commission (the “SEC”). At present, we have instituted internal controls, but, we are in the process of correcting certain material weaknesses in our internal controls. Our management, cannot guarantee that our internal controls and disclosure controls and procedures will prevent all possible errors. Because of the inherent limitations in all control systems, no system of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the possibility that judgments in decision-making can be faulty and subject to simple error or mistake. Furthermore, controls can be circumvented by individual acts of some persons, by collusion of two or more persons, or by management override of the controls. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, a control may become inadequate because of changes in conditions or the degree of compliance with policies or procedures may deteriorate. Because of inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.

There is no guarantee that our warrants will ever be in the money, and they may expire worthless and the terms of our warrants may be amended.

The exercise price for our warrants is $6.00 per one-half of one share ($12.00 per whole share), subject to adjustment. Warrants may be exercised only for a whole number of the Company’s ordinary shares. No fractional shares will be issued upon exercise of the warrants. There is no guarantee that the warrants will ever be in the money prior to their expiration, and they may expire worthless.

A market for the Company’s securities may not continue, which would adversely affect the liquidity and price of our securities.

The price of the Company’s securities may fluctuate significantly due to the market’s reaction and general market and economic conditions. An active trading market for our securities may never develop or, if developed, it may not be sustained. In addition, the price of the Company’s securities can vary due to general economic conditions and forecasts, our general business condition and the release of our financial reports. Additionally, if the Company’s securities are not listed on, or become delisted from, the Nasdaq Capital Market for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of our securities may be more limited than if we were quoted or listed on the Nasdaq Capital Market or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

Although the Company’s ordinary shares are listed on Nasdaq, there can be no assurance that our ordinary shares will continue to be so listed or, if listed, that we will be able to comply with the continued listing standards of Nasdaq.

To continue listing the Company’s securities on the Nasdaq Capital Market, we will be required to demonstrate compliance with Nasdaq’s initial listing standards, which are more rigorous than Nasdaq’s continued listing requirements. For instance, the Company must maintain a minimum number of holders (300 round-lot holders). The Company cannot assure you that we will be able to meet those initial listing standards.

If the Nasdaq Capital Market delists the Company’s ordinary shares from trading on its exchange due to our failure to meet the Nasdaq Capital Market’s initial and/or continued listing standards, we and our security holders could face significant material adverse consequences including:

●	a limited availability of market quotations for our securities;

●	a determination that our ordinary shares are a “penny stock,” which will require brokers trading in our ordinary shares to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our ordinary shares;

●	a limited amount of analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

If the Business Combination’s benefits do not meet the expectations of investors, shareholders or financial analysts, the market price of the Company’s securities may decline.

If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of the Company’s securities may decline. In addition, following the Business Combination, fluctuations in the price of the Company’s securities could contribute to the loss of all or part of your investment. Prior to the Business Combination, there has not been a public market for Adrie’s stock and trading in the DT Asia ordinary shares has not been active. Accordingly, the valuation ascribed to the Company’s ordinary shares in the Business Combination may not be indicative of the price that will prevail in the trading market. If an active market for the Company’s securities develops and continues, the trading price of our securities could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on your investment in the Company’s securities and our securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of our securities may not recover and may experience a further decline.

Factors affecting the trading price of the Company’s securities may include:

●	actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

●	changes in the market’s expectations about our operating results;

●	success of competitors;

●	our operating results failing to meet the expectation of securities analysts or investors in a particular period;

●	changes in financial estimates and recommendations by securities analysts concerning the Company or the lending market in general;

●	operating and stock price performance of other companies that investors deem comparable to the Company;

●	our ability to market new and enhanced services on a timely basis;

●	changes in laws and regulations affecting our business;

●	commencement of, or involvement in, litigation involving the Company;

●	the Company’s ability to access the capital markets as needed;

●	changes in the Company’s capital structure, such as future issuances of securities or the incurrence of additional debt;

●	the volume of ordinary shares available for public sale;

●	any major change in our board or management;

●	sales of substantial amounts of ordinary shares by our directors, executive officers or significant shareholders or the perception that such sales could occur; and

●	general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of the Company’s securities irrespective of our operating performance. The stock market in general, and the Nasdaq Capital Market in particular, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our securities, may not be predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies which investors perceive to be similar to the Company could depress our stock price regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

The Company’s business and share and warrant prices may suffer as a result of the Company’s lack of public company operating experience and if securities or industry analysts do not publish or cease publishing research or reports about the Company, its business, or its market, or if they change their recommendations regarding our ordinary shares adversely, the price and trading volume of our ordinary shares and warrants could decline.

Prior to the completion of the Business Combination, the Company had been a privately-held company. The Company’s lack of public company operating experience may make it difficult to forecast and evaluate its future prospects. If the Company is unable to execute its business strategy, either as a result of its inability to manage effectively its business in a public company environment or for any other reason, the Company’s business, prospects, financial condition and operating results may be harmed.

The trading market for our ordinary shares and warrants will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market, or our competitors. Securities and industry analysts do not currently, and may never, publish research on the Company. If no securities or industry analysts commence coverage of the Company, our Ordinary Share and warrant prices and trading volume would likely be negatively impacted. If any of the analysts who may cover the Company change their recommendation regarding our shares adversely, or provide more favorable relative recommendations about our competitors, the price of our ordinary shares and warrants would likely decline. If any analyst who may cover the Company were to cease coverage of the Company or fail to regularly publish reports on it, we could lose visibility in the financial markets, which could cause our share and warrant prices or trading volume to decline.

The Company has not registered our ordinary shares issuable upon exercise of our warrants, or our ordinary shares underlying the preferred shares or purchase option granted to EarlyBird under the Securities Act of 1933, as amended (the “Securities Act”) or state securities laws at this time, and such registration may not be in place when an investor desires to exercise such warrants.

The Company has not registered the ordinary shares issuable upon exercise of our warrants, or our ordinary shares underlying the preferred shares or purchase option sold to EarlyBird under the Securities Act or any state securities laws at this time. We have agreed to use our best efforts to file with the SEC a registration statement for the registration, under the Securities Act, covering these securities as soon as practicable after the closing of the Business Combination and cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto.

Warrants and the purchase option sold to EarlyBird will become exercisable for the Company’s ordinary shares, which would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

Each warrant entitles the holder thereof to purchase one-half of one ordinary share at a price of $6.00 per half share ($12.00 per whole share), subject to adjustment. Warrants may be exercised only for a whole number of the Company’s ordinary shares. No fractional shares will be issued upon exercise of warrants. To the extent such warrants are exercised, additional ordinary shares will be issued, which will result in dilution to the then existing holders of ordinary shares of the Company and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of our ordinary shares.

In addition, we sold an option to purchase up to 600,000 units at $11.75 per unit to EarlyBird. The option represents the right to purchase up to 660,000 ordinary shares and 600,000 warrants to purchase 300,000 full shares. The purchase option may be exercised for cash or on a cashless basis, at the holder’s option, at any time prior to September 30, 2019.

The Company’s charter permits the Board by resolution to amend our charter, including to create additional classes of securities, including shares with rights, preferences, designations and limitations as they determine which may have an anti-takeover effect.

The Company’s charter permits the Board by resolution to amend the charter including to designate rights, preferences, designations and limitations attaching to the preferred shares as they determine in their discretion, without shareholder approval with respect the terms or the issuance. When issued, the rights, preferences, designations and limitations of the preferred shares are set by the Board and can operate to the disadvantage of the outstanding ordinary shares the holders of which would not have any pre-emption rights in respect of such an issue of preferred shares. Such terms could include, among others, preferences as to dividends and distributions on liquidation, or can be used to prevent possible corporate takeovers.

The Company may redeem certain warrants prior to their exercise at a time that is disadvantageous to warrant holders, thereby making their warrants worthless.

The Company has the ability to redeem certain warrants prior to their expiration at a price of $0.01 per warrant, provided that (i) the last reported sale price of our ordinary shares equals or exceeds $18.00 per share for any 20 trading days within the 30 trading-day period ending on the third business day before we send the notice of such redemption (on June 20, 2016, the last reported sale price for ordinary shares was $9.09) and (ii) on the date we give notice of redemption and during the entire period thereafter until the time the warrants are redeemed, there is an effective registration statement under the Securities Act covering the ordinary shares issuable upon exercise of the warrants and a current prospectus relating to them is available unless warrants are exercised on a cashless basis. Redemption of such warrants could force holders of the warrants:

●	to exercise their warrants and pay the exercise price therefor at a time when it may be disadvantageous for them to do so;

●	to sell their warrants at the then-current market price when they might otherwise wish to hold their warrants; or

●	to accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of their warrants.

The Company is a “controlled company” within the meaning of Nasdaq rules and, as a result, the Company may qualify for, and may choose to rely on, exemptions from certain corporate governance requirements.

The Sellers under the Share Exchange Agreement beneficially own more than 50% of the voting power of all of the Company’s outstanding ordinary shares, meaning the Company is a “controlled company” within the meaning of the rules and corporate governance standards of Nasdaq. Under the Nasdaq rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain Nasdaq corporate governance requirements, including:

●	the requirement that a majority of the Company’s board of directors consists of independent directors;

●	the requirement that the Company have a nominating/corporate governance committee that is composed entirely of independent directors;

●	the requirement that the Company have a compensation committee that is composed entirely of independent directors; and

●	the requirement for an annual performance evaluation of the nominating/corporate governance and compensation committees.

Accordingly, as the Company qualifies as a controlled company, it may elect to be treated as such and its shareholders will not be afforded the same protections generally as shareholders of other Nasdaq-listed companies for so long as Sellers control more than 50% of the Company’s voting power and the Company relies upon such exemptions. The interests of the Company’s controlling shareholders may conflict with the interests of the Company’s other shareholders, and the concentration of voting power in such shareholders will limit the Company’s other shareholders’ ability to influence corporate matters.

Risks Related to Doing Business in China

PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries and thereby prevent us from funding our business.

As an offshore holding company with PRC subsidiaries, we may transfer funds to our PRC subsidiaries by means of loans or capital contributions. Any loans to these PRC subsidiaries, which are foreign-invested enterprises, cannot exceed statutory limits based on the difference between the amount of our investments and registered capital in such subsidiaries, and shall be registered with SAFE, or its local counterparts. Furthermore, any capital increase contributions we make to our PRC subsidiaries, which are foreign-invested enterprises, shall be approved by MOFCOM, or its local counterparts. We may not be able to obtain these government registrations or approvals on a timely basis, if at all. If we fail to receive such registrations or approvals, our ability to provide loans or capital to increase contributions to our PRC subsidiaries may be negatively affected, which could adversely affect their liquidity and our ability to fund and expand their business.

A slowdown of the Chinese economy or adverse changes in economic and political policies of the PRC government could negatively impact China’s overall economic growth, which could materially adversely affect our business.

All of the Company’s operations will be entirely conducted in the PRC. Although the PRC economy has grown in recent years, the pace of growth has slowed, and even that rate of growth may not continue. The annual rate of growth in the PRC declined from 7.7% in 2013 to 7.3% in 2014 to 6.9% in 2015, and 6.7% in 2016, and the annual rate of growth in Xinjiang Province has declined from 11.0% in 2013 to 10.0% in 2014 to 8.8% in 2015, and 7.6% in 2016. According to a recent State Information of China forecast, China’s economic growth rate in 2017 will slow to 6.5%, its lowest since 1990. A slowdown in overall economic growth, an economic downturn or recession or other adverse economic developments in the PRC may materially reduce the demand for the Company’s direct lending service and may have a materially adverse effect on its business.

China’s economy differs from the economies of most other countries in many respects, including the amount of government involvement in the economy, the general level of economic development, growth rates and government control of foreign exchange and the allocation of resources. While the PRC economy has grown significantly over the past few decades, this growth has remained uneven across different periods, regions and economic sectors.

The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Any actions and policies adopted by the PRC government could negatively impact the Chinese economy or the economy of the region the Company serves, which could materially adversely affect the Company’s business.

Substantial uncertainties and restrictions with respect to the political and economic policies of the PRC government and PRC laws and regulations could have a significant impact upon the business the Company may be able to conduct in the PRC and accordingly on the results of its operations and financial condition.

The Company’s business operations may be adversely affected by the current and future political environment in the PRC. The Chinese government exerts substantial influence and control over the manner in which the Company must conduct its business activities. The Company’s ability to operate in China may be adversely affected by changes in Chinese laws and regulations. Under the current government leadership, the government of the PRC has been pursuing economic reform policies that encourage private economic activities and greater economic decentralization. However, the government of the PRC may not continue to pursue these policies, or may significantly alter these policies from time to time without notice.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing the Company’s business, or the enforcement and performance of the Company’s arrangements with borrowers in the event of the imposition of statutory liens, death, bankruptcy or criminal proceedings. Only after 1979 did the Chinese government begin to promulgate a comprehensive system of laws that regulate economic affairs in general, deal with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade, as well as encourage foreign investment in China. Although the influence of the law has been increasing, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. Also, because these laws and regulations are relatively new, and because of the limited volume of published cases and their lack of force as precedents, interpretation and enforcement of these laws and regulations involve significant uncertainties. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. In addition, there have been constant changes and amendments of laws and regulations over the past 30 years in order to keep up with the rapidly changing society and economy in China. Because government agencies and courts provide interpretations of laws and regulations and decide contractual disputes and issues, their inexperience in adjudicating new business and new polices or regulations in certain less developed areas causes uncertainty and may affect the Company’s business. Consequently, we cannot predict the future direction of Chinese legislative activities with respect to either businesses with foreign investment or the effectiveness on enforcement of laws and regulations in China. The uncertainties, including new laws and regulations and changes of existing laws, as well as judicial interpretation by inexperienced officials in the agencies and courts in certain areas, may cause possible problems to foreign investors.

The Company’s direct lending business is subject to extensive regulation and supervision by state, provincial and local government authorities, which may interfere with the way the Company conducts its business and may negatively impact its financial results.

The Company is subject to extensive and complex state, provincial and local laws, rules and regulations with regard to their loan operations, capital structure, maximum interest rates, and provision for loan losses, among other things. These laws, rules and regulations are issued by different central government ministries and departments, provincial and local governments and are enforced by different local authorities in Xinjiang Province and the city of Urumqi. In addition, it is not clear whether direct lending companies are subject to certain banking regulations to which state-owned and commercial banks are subject. Therefore, the interpretation and implementation of such laws, rules and regulations may not be clear and occasionally the Company has to depend on oral inquiries with local government authorities. As a result of the complexity, uncertainties and constant changes in these laws, rules and regulation, including changes in interpretation and implementation of such, the Company’s business activities and growth may be adversely affected if they do not respond to the changes in a timely manner or are found to be in violation of the applicable laws, regulations and policies as a result of a different position from theirs taken by the competent authority in the interpretation of such applicable laws, regulations and policies. If the Company is found to be not in compliance with these laws and regulations, they may be subject to sanctions by regulatory authorities, monetary penalties and/or reputation damage, which could have a material adverse effect on the Company’s business operations and profitability.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions against us or our management, in China, based upon United States laws, including the U.S. federal securities laws, or other foreign laws.

We are a company organized under the laws of the British Virgin Islands. Substantially all of our operations are conducted in China, and substantially all of our assets are located in China. All of our directors and officers reside in China, and substantially all of the assets of those persons are located outside of the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce judgments against us which are obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Furthermore, the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States providing for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors or officers if they decide that the judgment violates the basic principles of PRC laws, national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

Lastly, in the event shareholders originate an action against a company without domicile in China for disputes related to contracts or other property interests, the PRC courts may accept a cause of action if (a) the disputed contract is concluded or performed in the PRC or the disputed subject matter is located in the PRC, (b) the company (as defendant) has properties that can be seized within the PRC, (c) the company has a representative organization within the PRC, or (d) the parties chose to submit to the jurisdiction of the PRC courts in the contract on the condition that such submission does not violate the requirements of jurisdiction under the PRC Civil Procedures Law. The action may be initiated by the shareholder by filing a complaint with the PRC courts. The PRC courts would determine whether to accept the complaint in accordance with the PRC Civil Procedures Law. The shareholder may participate in the action by itself or entrust any other person or PRC legal counsel to participate on behalf of such shareholder. Foreign citizens and companies will have the same rights as PRC citizens and companies in such an action unless such foreign country restricts the rights of PRC citizens and companies.

Jing Kai’s and Ding Xin’s ability to pay dividends to us may be restricted due to foreign exchange control and other regulations of China.

As an offshore holding company, we will rely principally on dividends from our subsidiaries in China, Jing Kai and Ding Xin, for our cash requirements. Under the applicable PRC laws and regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a foreign-invested enterprise in China is required to set aside a portion of its after-tax profit to fund specific reserve funds prior to payment of dividends. In particular, at least 10% of its after-tax profits based on PRC accounting standards each year is required to be set aside towards its general reserves until the accumulative amount of such reserves reach 50% of its registered capital. These reserves are not distributable as cash dividends.

Furthermore, Jing Kai’s and Ding Xin’s ability to pay dividends may be restricted due to foreign exchange control policies and the availability of its cash balance. Substantially all of the Company’s operations are conducted in China and all of the revenue we recognize, through Jing Kai (from its direct lending operations and through the VIE arrangements with Feng Hui) and through Ding Xin, will be denominated in RMB. RMB is subject to exchange control regulation in China, and, as a result, Jing Kai and Ding Xin may be unable to distribute any dividends outside of China due to PRC exchange control regulations that restrict our ability to convert RMB into U.S. dollars.

The lack of dividends or other payments from Jing Kai and Ding Xin may limit our ability to make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund, and conduct our business. Our funds may not be readily available to us to satisfy obligations which have been incurred outside the PRC, which could adversely affect our business and prospects or our ability to meet our cash obligations. Accordingly, if we do not receive dividends from Jing Kai or Ding Xin, our liquidity and financial condition will be materially and adversely affected.

Dividends payable to our foreign investors and gains on the sale of our ordinary shares by our foreign investors may become subject to tax by the PRC.

Under the Enterprise Income Tax Law and its implementation regulations issued by the State Council of the PRC, a 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Similarly, any gain realized on the transfer of shares by such investors is also subject to PRC tax at a current rate of 10%, subject to any reduction or exemption set forth in relevant tax treaties, if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our shares, and any gain realized from the transfer of our shares, would be treated as income derived from sources within the PRC and would as a result be subject to PRC taxation. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer shares by such investors may be subject to PRC tax at a current rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties. It is unclear whether we or any of our subsidiaries established outside of China are considered a PRC resident enterprise, holders of shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. If dividends payable to our non-PRC investors, or gains from the transfer of our shares by such investors are subject to PRC tax, the value of your investment in our shares may decline significantly.

Our global income may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which could have a material adverse effect on our results of operations.

Under the PRC Enterprise Income Tax Law, or the New EIT Law, and its implementation rules, which became effective in January 2008, an enterprise established outside of the PRC with a “de facto management body” located within the PRC is considered a PRC resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel and human resources, finance and treasury, and acquisition and disposition of properties and other assets of an enterprise.” On April 22, 2009, the State Administration of Taxation (the “SAT”), issued a circular, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although the SAT Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the determining criteria set forth in the SAT Circular 82 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the resident status of all offshore enterprises for the purpose of PRC tax, regardless of whether they are controlled by PRC enterprises or individuals. Although we do not believe that our legal entities organized outside of the PRC constitute PRC resident enterprises, it is possible that the PRC tax authorities could reach a different conclusion. In such case, we may be considered a PRC resident enterprise and may therefore be subject to the 25% enterprise income tax on our global income, which could significantly increase our tax burden and materially and adversely affect our cash flow and profitability. In addition to the uncertainty regarding how the new PRC resident enterprise classification for tax purposes may apply, it is also possible that the rules may change in the future, possibly with retroactive effect.

We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the State Administration of Taxation issued an Announcement on Several Issues Concerning Enterprise Income Tax on Income Arising from Indirect Transfers of Property by Non-PRC Resident Enterprises, or Announcement 7, with the same effective date. Under Announcement 7, an “indirect transfer” refers to a transaction where a non-resident enterprise transfers its equity interest and other similar interest in an offshore holding company, which directly or indirectly holds Chinese taxable assets (the assets of an “establishment or place” situated in China; real property situated in China and equity interest in Chinese resident enterprises) and any indirect transfer without reasonable commercial purposes are subject to the PRC taxation. In addition, Announcement 7 specifies the conditions under which an indirect transfer is deemed to lack a reasonable commercial purpose which include: (1) 75% or more of the value of the offshore holding company’s equity is derived from Chinese taxable assets, (2) anytime in the year prior to the occurrence of the indirect transfer of Chinese taxable assets, 90% or more of the total assets (excluding cash) of the offshore holding company are direct or indirect investment in China, or 90% or more of the revenue of the offshore holding company was sourced from China; (3) the functions performed and risks assumed by the offshore holding company(ies), although incorporated in an offshore jurisdiction to conform to the corporate law requirements there, are insufficient to substantiate their corporate existence and (4) the foreign income tax payable in respect of the indirect transfer is lower than the Chinese tax which would otherwise be payable in respect of the direct transfer if such transfer were treated as a direct transfer. As a result, gains derived from such indirect transfer will be subject to PRC enterprise income tax, currently at a rate of 10%.

Announcement 7 grants a safe harbor under certain qualifying circumstances, including transfers in the public securities market and certain intragroup restricting transactions, however, there is uncertainty as to the implementation of Announcement 7. For example, Announcement 7 requires the buyer to withhold the applicable taxes without specifying how to obtain the information necessary to calculate taxes and when the applicable tax shall be submitted. Announcement 7 may be determined by the tax authorities to be applicable to our offshore restructuring transactions or sale of the shares of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved. Though Announcement 7 does not impose a mandatory obligation of filing the report of taxable events, the transferring party shall be subject to PRC withholding tax if the certain tax filing conditions are met. Non-filing may result in an administrative penalty varying from 50% to 300% of unpaid taxes. As a result, we and our non-resident enterprises in such transactions may become at risk of being subject to taxation under Announcement 7, and may be required to expend valuable resources to comply with Announcement 7 or to establish that we and our non-resident enterprises should not be taxed under Announcement 7, for any restructuring or disposal of shares of our offshore subsidiaries, which may have a material adverse effect on our financial condition and results of operations.

Restrictions on currency exchange may limit our ability to utilize our revenue effectively.

Substantially all of our revenue is denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans. Currently, our PRC subsidiaries, which are wholly-foreign owned enterprises, may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Since a significant amount of our future revenue will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE or banks and other relevant PRC governmental authorities. This could affect our ability to obtain foreign currency through debt or equity financing for our subsidiaries and Feng Hui.

Fluctuations in the foreign currency exchange rate between U.S. Dollars and Renminbi could adversely affect our financial condition.

The value of the RMB against the U.S. dollar and other currencies may fluctuate. Exchange rates are affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the RMB to the U.S. dollar. Under this policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of foreign currencies. Following the removal of the U.S. dollar peg, the RMB appreciated more than 20% against the U.S. dollar over three years. From July 2008 until June 2010, however, the RMB traded stably within a narrow range against the U.S. dollar. On June 20, 2010, the PBOC announced that the PRC government would reform the RMB exchange rate regime and increase the flexibility of the exchange rate. Since June 2010, the RMB has appreciated more than 10% against the U.S. dollar. In April 2012, the PRC government announced it would allow greater RMB exchange rate fluctuation. On August 11, 12 and 13, 2015, the PRC government successively set the central parity rate for the RMB more than 3% lower in the aggregate than that of August 10, 2015 and announced that it will begin taking into account previous day’s trading in setting the central parity rate. In 2015, the yuan experienced a 4.88% drop in value, and on January 4, 2016 the PRC government set the U.S. dollar-Chinese yuan currency pair to a reference rate of 6.5%, the lowest rate in 4.5 years. However, it is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. As significant international pressure remains on the PRC government to adopt a more flexible currency policy, greater fluctuation of the RMB against the U.S. dollar could result.

Our revenues and costs are mostly denominated in RMB, and a significant portion of our financial assets are also denominated in RMB. Any significant fluctuations in the exchange rate between the RMB and the U.S. dollar may materially adversely affect our cash flows, revenues, earnings and financial position, and the amount of and any dividends we may pay on our shares in U.S. dollars. Fluctuations in the exchange rate between the RMB and the U.S. dollar could also result in foreign currency translation losses for financial reporting purposes. Additionally, the adjusted net income targets for purposes of determining the earn-out payments pursuant to the Exchange Agreement are based on the U.S. dollar-RMB exchange rate as of June 30, 2015, so any continued depreciating in the Chinese currency will make it easier for these targets to be met and the Escrow Shares to be released as earn-out payments.

If any dividend is declared in the future and paid in a foreign currency, you may be taxed on a larger amount in U.S. dollars than the U.S. dollar amount that you will actually ultimately receive.

If you are a U.S. holder of our ordinary shares, you will be taxed on the U.S. dollar value of your dividends, if any, at the time you receive them, even if you actually receive a smaller amount of U.S. dollars when the payment is in fact converted into U.S. dollars. Specifically, if a dividend is declared and paid in a foreign currency such as the RMB, the amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the payments made in the foreign currency, determined at the spot rate of the foreign currency to the U.S. dollar on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Thus, if the value of the foreign currency decreases before you actually convert the currency into U.S. dollars, you will be taxed on a larger amount in U.S. dollars than the U.S. dollar amount that you will actually ultimately receive.

Future inflation in China may inhibit economic activity and adversely affect the Company’s operations.

The Chinese economy has experienced periods of rapid expansion in recent years which can lead to high rates of inflation or deflation. This has caused the PRC government to, from time to time, enact various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation. High inflation may in the future cause the PRC government to once again impose controls on credit and/or prices, or to take other action, which could inhibit economic activity in China. Any action on the part of the PRC government that seeks to control credit and/or prices may adversely affect the Company’s business operations.

PRC laws and regulations have established more complex procedures for certain acquisitions of Chinese companies by foreign investors, which could make it more difficult for the Company to pursue growth through acquisitions in China.

Further to the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rules, the Anti-monopoly Law of the PRC, the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by MOFCOM or the MOFCOM Security Review Rules, was issued in August 2011, which established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex, including requirements in some instances that MOFCOM be notified in advance of any change of control transaction in which a foreign investor takes control of a PRC enterprise, or that the approval from MOFCOM be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. PRC laws and regulations also require certain merger and acquisition transactions to be subject to merger control review and or security review.

The MOFCOM Security Review Rules, effective from September 1, 2011, which implement the Notice of the General Office of the State Council on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated on February 3, 2011, further provide that, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to the security review by MOFCOM, the principle of substance over form should be applied and foreign investors are prohibited from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through agreements control or offshore transactions.

Further, if the business of any target company that the Company seeks to acquire falls into the scope of security review, the Company may not be able to successfully acquire such company either by equity or asset acquisition, capital contribution or through any VIE Agreement. The Company may grow its business in part by acquiring other companies operating in its industry. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and any required approval processes, including approval from MOFCOM, may delay or inhibit its ability to complete such transactions, which could affect its ability to maintain or expand its market share.

In addition, SAFE promulgated the Circular on the Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or Circular 19, on June 1, 2015. Under Circular 19, registered capital of a foreign-invested company settled in RMB converted from foreign currencies may only be used within the business scope approved by the applicable governmental authority and the equity investments in the PRC made by the foreign-invested company shall be subject to the relevant laws and regulations about the foreign-invested company’s reinvestment in the PRC. In addition, foreign-invested companies cannot use such capital to make the investments on securities, and cannot use such capital to issue the entrusted RMB loans (except approved in its business scope), repay the RMB loans between the enterprises and the ones which have been transferred to the third party. Circular 19 may significantly limit our ability to effectively use the proceeds from future financing activities as the Chinese subsidiaries may not convert the funds received from us in foreign currencies into RMB, which may adversely affect their liquidity and our ability to fund and expand our business in the PRC.

Failure to comply with the United States Foreign Corrupt Practices Act and Chinese anti-corruption laws could subject us to penalties and other adverse consequences.

As our shares are listed on Nasdaq, we are subject to the United States Foreign Corrupt Practices Act, which generally prohibits United States companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Non-U.S. companies, including some that may compete with us, may not be subject to these prohibitions. In addition, in 2012, the central government of the PRC commenced a far-reaching campaign against corruption. That ongoing campaign involves aggressive enforcement of existing Chinese anti-corruption laws. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices may occur from time-to-time in the PRC. Our employees or other agents may engage in such conduct for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

Our management may have to expend time and resources becoming familiar with United States securities laws, which could lead to various regulatory issues.

Management of the Company has limited familiarity with United States securities laws. They may have to expend time and resources becoming more familiar with such laws. This could be expensive and time-consuming and could lead to various regulatory issues, which may adversely affect our operations.

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations and our reputation and could result in a loss of your investment in our shares, especially if such matter cannot be addressed and resolved favorably.

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our company and our business. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend the Company. This situation may be a major distraction to our management. If such allegations are not proven to be groundless, our Company and business operations will be severely hampered and your investment in our stock could be rendered worthless.

The disclosures in our reports and other filings with the SEC and our other public pronouncements are not subject to the scrutiny of any regulatory bodies in the PRC.

Our reports and other filings with the SEC are subject to SEC review in accordance with the rules and regulations promulgated by the SEC under the Securities Act and the Exchange Act. Our SEC filings and other disclosure and public pronouncements are not subject to the review or scrutiny of any PRC regulatory authority. For example, the disclosure in our SEC reports and other filings are not subject to the review by CSRC, a PRC regulator that is tasked with oversight of the capital markets in China. Accordingly, you should review our SEC reports, filings and our other public pronouncements with the understanding that no local regulator has done any review of our Company, our SEC reports, other filings or any of our other public pronouncements.

ITEM 4. INFORMATION ON OUR COMPANY

A.	History and Development of the Company

Corporate History and Structure of our PRC Operation

China Lending Corporation, a British Virgin Islands corporation (formerly DT Asia Investments Limited) was incorporated in the British Virgin Islands as a company with limited liability on April 8, 2014. The Company was formed for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation, or contractual control arrangement with, purchasing all or substantially all of the assets of, or engaging in any other similar business combination with one or more businesses or entities.

On July 6, 2016, we consummated the transactions contemplated by a Share Exchange Agreement (the “Share Exchange Agreement”) dated January 11, 2016, by and among DT Asia Investments Limited (“DT Asia”), Adrie Global Holdings Limited (“Adrie”), each of Adrie’s shareholders (collectively, the “Sellers”), DT Asia’s sponsor, DeTiger Holdings Limited (the “Sponsor”), and Li Jingping, in her capacity as the representative for the Sellers, pursuant to which DT Asia effected an acquisition of Adrie and its subsidiaries, including certain wholly foreign-owned enterprises registered in China which contractually control Urumqi Feng Hui Direct Lending Limited, a registered company in Xinjiang, China (Adrie and its controlled entities, collectively, the “China Lending Group”) by acquiring from the Sellers all outstanding equity interests of Adrie (the “Business Combination”).

As a result of the Business Combination, the Sellers, as the former shareholders of Adrie, became the controlling shareholders of the Company and Adrie became a subsidiary of the Company. The share exchange was accounted for as a reverse merger effected by a share exchange, wherein Adrie is considered the acquirer for accounting and financial reporting purposes.

Pursuant to the Business Combination, we acquired the business of the China Lending Group, engaged in the business of providing loan facilities to micro, small and medium sized enterprises (“MSMEs”) and sole proprietors in the Xinjiang Uyghur Autonomous Region (“Xinjiang Province”) of the People’s Republic of China.

History

Adrie is a limited liability company organized in 2014 under the laws of the British Virgin Islands and after the Business Combination is a direct, wholly-owned subsidiary of the Company. Adrie is a holding company that has no operations and no assets other than its ownership of Feng Hui Holding.

Feng Hui Holding is a limited liability company organized in 2015 under the laws of the Hong Kong Special Administrative Region of the PRC. It is the wholly owned subsidiary of Adrie. Feng Hui Financial Group is a holding company that has no operations and no assets other than its ownership of Ding Xin, Jing Kai and Ding Tai.

Ding Xin is a limited liability company organized in 2015 under the laws of the PRC. Ding Xin is a wholly-owned subsidiary of Feng Hui Holding with the business purposes of providing risk management-related financial services to Jing Kai and Feng Hui and to third-party direct lending companies in China and to enter into certain agreements with Feng Hui and its shareholders pursuant to which Ding Xin provides certain services to Feng Hui.

Jing Kai is a limited liability company organized in 2015 under the laws of the PRC with the approval of the Financial Office of Xinjiang Provincial Government. Jing Kai is a wholly-owned subsidiary of Feng Hui Holding with the business purposes of providing direct loans to MSMEs and sole-proprietors in Xinjiang Province. Jing Kai has not yet conducted any operating activities.

Ding Tai is a limited liability company organized in 2016 under the laws of the PRC. Ding Tai is a wholly-owned subsidiary of Feng Hui Holding with the business purposes of providing financial leasing services. Ding Tai has not yet conducted any operating activities.

Feng Hui is a limited liability company organized in 2009 under the laws of the PRC with the approval of Financial Office of Xinjiang Province Government and is engaged in providing direct loans to MSMEs and sole proprietors in Xinjiang Province. Feng Hui is owned by 16 shareholders, nine of which are legal persons and the remainder of which are natural persons. Feng Hui and its shareholders entered into certain variable interest entity contracts with Ding Xin pursuant to which the profits of Feng Hui are paid to Ding Xin, and in connection with entering into such contracts, Feng Hui is contractually controlled by Ding Xin.

China Lending Group

As noted above, Adrie’s wholly-owned subsidiary Jing Kai and consolidated variable interest entity, Feng Hui, are each licensed to provide direct loans to MSMEs and sole proprietors in Xinjiang Province, including Urumqi, the province’s capital and financial and commercial hub. While Feng Hui has operated as a direct lender since 2009, Jing Kai was established in 2015 and its direct lending authority was not effective, and did not commence operations, until the closing of the Business Combination and net proceeds were injected as registered capital into Jing Kai.

Both lending companies are consolidated into China Lending Group for financial reporting purposes, and China Lending Group intends to operate the two parallel direct lending services under the “Feng Hui” and “Jing Kai” brand names. Each lending company is an independent business entity and has its own management, employees, assets and office facilities. Although both of lending companies are in the direct lending industry, their business models and focuses are different: while Feng Hui will continue to grow through traditional direct lending services, Jing Kai will emphasize more on financial innovation, including supply chain finance.

Feng Hui currently engages in both the traditional direct lending business and financial innovation, such as supply chain finance in which Feng Hui provides financing for suppliers purchasing inventory from distributors. During 2016, Feng Hui originated loans to supply chain finance accounts constituting 48.1% of total loans originated. However, Feng Hui’s practice of supply chain finance has been limited to certain industries, primarily the tire industry, and has not expanded into other vertical industrial networks due to maximum leverage constraints. Feng Hui is a PRC domestic company whose lending capacity is constrained by the regulatory leverage ceiling of 1.5 times; therefore its current business has already saturated its lending capacity. During 2015 and 2016, the monthly average fund utilization (cash or cash equivalent/loan receivables) of Feng Hui reached 98.5% and 99.0%, respectively.

The Company believes that supply chain finance offers substantial market potential and intends, through Jing Kai, to devote more attention to supply chain finance in new and various industries following the consummation of the Business Combination. The Company believes that Jing Kai’s operations will not significantly overlap or cannibalize the traditional lending business of Feng Hui, because Jing Kai will focus its operations on supply chain finance in industries in which Feng Hui is not currently operating and because the overall unmet MSME demand for loans. In 2014, the estimated loan shortage for MSMEs reached over $4.9 trillion in China, based on the data from China’s National Bureau of Statistics.

Ding Xin

As noted above, Adrie’s wholly-owned subsidiary, Ding Xin, is licensed to provide financial Ding Xin services such as loan origination criteria, risk assessment and loan monitoring in several major metropolitan areas in China. Ding Xin was organized in Beijing having a branch company in Urumqi, Xiangjiang in the second quarter of 2015 and started operations as of August 1, 2015. Since its inception through December 31, 2016, Ding Xin has provided services to 386 clients.

Ding Xin established its proprietary big data credit risk analytics (“CRA”) platform in the first quarter of 2016 to provide credit rating and risk management solutions to clients within the Company as well as other players in the industry.

Contractual Arrangements between Ding Xin, Feng Hui, and Feng Hui’s Shareholders

Ding Xin, Feng Hui and/or Feng Hui’s shareholders have executed the following agreements and instruments, pursuant to which the Company, through its subsidiary Ding Xin, controls Feng Hui. The VIE Agreements are described below and became effective upon their execution.

Exclusive Business Cooperation Agreement

Pursuant to the Exclusive Business Cooperation Agreement between Feng Hui and Ding Xin, Ding Xin provides Feng Hui with comprehensive business support, technical services and Ding Xin services relating to its day-to-day business operations and management, on an exclusive basis.

For services rendered to Feng Hui by Ding Xin under this agreement, Ding Xin is entitled to collect a service fee calculated based on the complexity, required time, contents and commercial value of the Ding Xin services provided by Ding Xin. Ding Xin will calculate and sum up the service fees and correspondingly issue a notice to Feng Hui. Feng Hui will pay such service fees to the bank accounts as designated by Ding Xin within 10 working days from the receipt of such notice.

The Exclusive Business Cooperation Agreement shall remain in effect for five years unless it is terminated by Ding Xin at its discretion with 30-days prior notice. Feng Hui does not have the right to terminate the Exclusive Business Cooperation Agreement unilaterally. Ding Xin may at its discretion unilaterally extend the term of the Exclusive Business Cooperation Agreement.

Equity Pledge Agreement

Under the Equity Pledge Agreement between the Feng Hui shareholders and Ding Xin, the 16 Feng Hui shareholders pledged all of their equity interests in Feng Hui to Ding Xin to guarantee the secured indebtedness caused by failure of performance of Feng Hui’s and the Feng Hui shareholders’ obligations under the Exclusive Business Cooperation Agreement, Exclusive Purchase Option Agreement and Power of Attorney. Under the terms of the Equity Pledge Agreement, any dividend or bonus received by Feng Hui in respect of the Pledged Equity shall be deposited into an account designated by Ding Xin. The Feng Hui shareholders also agreed that upon occurrence of any event of default, as set forth in the Equity Pledge Agreement, Ding Xin is entitled to dispose of the pledged equity interest in accordance with applicable PRC laws. The Feng Hui shareholders further agreed not to dispose of the pledged equity interests or take any actions that would prejudice Ding Xin’s interest.

The Equity Pledge Agreement shall be effective until all obligations under the other VIE Agreements have been performed by Feng Hui, when the VIE Agreements are terminated or when the secured indebtedness has been satisfied in full.

Exclusive Purchase Option Agreement

Under the Exclusive Purchase Option Agreement, the Feng Hui shareholders irrevocably granted Ding Xin (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, part or all of their equity interests in Feng Hui. The option price is equal to the lowest price permissible by PRC laws.

The Exclusive Purchase Option Agreement will remain effective for a term of five years and may be renewed at Ding Xin’s discretion.

Power of Attorney

Under the Power of Attorney, each Feng Hui shareholder authorized Ding Xin to act on the shareholder’s behalf as his, her or its exclusive agent and attorney with respect to all rights as a shareholder of Feng Hui, under PRC laws and the Articles of Association of Feng Hui, including but not limited to attending shareholder meetings and voting to approve the sale or transfer or pledge or disposition of shares in part or in whole or to designate and appoint the legal representative, directors, and supervisors of Feng Hui. When Ding Xin executes such shareholders’ rights, it should obtain all the current Ding Xin directors’ approval by the resolution of board of directors.

The Power of Attorney shall be continuously valid with respect to each Feng Hui shareholder from the date of execution of the Power of Attorney, so long as such Feng Hui shareholder is a shareholder of Feng Hui. Ding Xin is entitled to terminate the Power of Attorney unilaterally at its discretion by the written notice to Feng Hui.

In the opinion of our PRC counsel, DeHeng Law Office, these contractual arrangements are valid, binding and enforceable under current PRC laws. There are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations.

B.	Business Overview

Our Business

Immediately following the consummation of the Business Combination, the business of China Lending Group became our business. With Adrie formed as a non-operational holding company, the China Lending Group is a PRC-based group of companies specializing in providing loan facilities to MSMEs and sole proprietors in Xinjiang Province.

Most of our customers are MSMEs and individual proprietors located in Urumqi, Xinjiang Province. Our customers are involved in the commerce and service, energy and mining, real estate, agriculture and husbandry, supply chain financing, manufacturing, consumer credit and other industries, in particular, loans to the commerce and service industry accounts for 31.50% and 35.86% of total amount of loans originated by the Company during 2016 and 2015, respectively.

The loan origination distribution of customers during 2016 is summarized below:

	Number of loans	Percentage	Loan Amount (in ‘000)	Percentage
Supply Chain Finance	186	40.52%	$159,698	48.14%
Commerce & Service	181	39.44%	104,452	31.50%
Manufacturing	22	4.79%	13,388	4.04%
Real Estate	21	4.58%	19,943	6.01%
Agriculture	27	5.88%	24,228	7.30%
Energy and Mining	6	1.31%	7,638	2.30%
Consumer Credit	12	2.61%	1,171	0.35%
Others	4	0.87%	1,204	0.36%
	459	100.00%	$331,722	100.00%

The loan origination distribution of customers during 2015 is summarized below:

	Number of loans	Percentage	Loan Amount (in ‘000)	Percentage
Commerce & Service	108	39.56%	$85,114	35.86%
Supply Chain Finance	59	21.61%	58,803	24.77%
Manufacturing	41	15.02%	37,632	15.85%
Real Estate	23	8.43%	22,788	9.60%
Agriculture	9	3.30%	14,451	6.09%
Energy and Mining	5	1.83%	5,438	2.29%
Consumer Credit	15	5.49%	1,036	0.44%
Other	13	4.76%	12,110	5.10%
	273	100.00%	$237,372	100.00%

We make loans to borrowers solely to provide short-term working capital, and not for long-term investments or fixed asset purchases. The table below summarizes the types of businesses to which we lend within each industry category, as well as the unique risks to lending within each industry.

Industry	Type of Enterprises	Particular Risks Associated with Industry
Commerce	Wholesale and retail of various merchandises, such as steel products, automobiles, medical apparatus and instruments, construction materials, cotton products, tomato products, etc.

●  Borrower market share within its own industry determines its competitiveness, and as a result, its cash flows and the ability to pay interests and principal. Feng Hui is more willing to make loans to those borrowers covering large market share within their own industries. Therefore, it relies on Feng Hui’s ability to obtain true and accurate information about each borrower’s market share.

●  Whether borrowers’ merchandise is salable and easy to sell will impact borrowers’ cash flows and repayment abilities.

Service	Information technology/science and technology services; property realtors; bidding services; media; hospitality and restaurants; transportation, and leasing service; etc.	● Borrower market share within its own industry directly determines its competitiveness, and as a result, its cash flows and the ability to pay interests and principal. Feng Hui is more willing to make loans to those borrowers covering a large market share within their own industries. Therefore, it relies on Feng Hui’s ability to obtain true and accurate information about each borrower’s market share.

Supply Chain Finance	Production and distribution of small, medium and large tires

●  The strength and goodwill of distributors (who usually make repurchase commitments) is very important. In the event that a borrower has difficulties in sales and thus defaults in making payments, the distributor will repurchase any unsold merchandise so that the due amounts may be paid to the lender.

●  The loan was funded to the tire distributors and guaranteed by three whole sellers and two of them were related parties of the Company. The guarantors acted as underwriters and have a line of credit for the total loans they guaranteed to their distributors. As of December 31, 2016, two guarantors who were related parties of the Company had carried an amount of $39,886,130 for the total loans they guaranteed, and the other one had carried the guaranteed amount of $17,080,479. No guarantors have used up their credit as of December 31, 2016. Besides the whole sellers has pledged inventories whose value are higher than loans to distributors in case of any deficiency in repayment. Please refer to Note 3, Risk in financial statements.

Manufacturing	Vehicle manufacturing; asphalt production; glass manufacturing, agricultural equipment manufacturing; alcohol processing; construction; ceramics processing; tungsten production; new material production; textile; etc.	● The gross profit margin of manufacturing industries is low, so it is important to clearly establish the approved use of loan proceeds. If the loan is used for long-term production or investments, then the borrowing cost is too high for a borrower to sustain operations in the long run. We only make loans for short-term working capital operation purposes.

Real Estate	Property developers

●  Risks associated with identifying and controlling the ratio between the borrower’s own funds and borrowed funds (their leverage ratio).

●  Whether the borrower’s inventory of real estates are salable and easy to sell.

●  It requires Feng Hui to closely watch the borrower’s sales situation and cash flows.

Agricultural	Cotton processing & sales; agricultural food processing industry; dairy products; fruit processing; agricultural science and technology; tomato sales; etc.

●  Price of products are correlated with domestic and international commodity prices and price indices.

●  These industries are subject to weather and natural disasters.

●  Price of agricultural products are tightly related to the production and sales in the previous year. Therefore, it requires Feng Hui to make correct judgment on production volume and inventory of the previous production cycle.

Mineral and Energy	Coal mining and washing; oil and gas; ferrous metal mining and dressing; non-ferrous metal mining and dressing; non-metallic mining and mineral sales; etc.

●  Price of products are correlated with domestic and international commodity prices and price indices.

●  Feng Hui requires that a borrower obtain a mineral exploration license and mining license.

●  Feng Hui has to confirm whether the borrower is really conducting mining business, or whether it has sold mining licenses to a third party. In the latter case, the borrower’s ability to make repayment cannot be guaranteed.

Others	Transportation; education; fashion; environmental protection; etc.	● Feng Hui has to identify and control specific risks associated with lending within different industries.

Business Strategies

The Company intends to implement three primary strategies to expand and grow the size of its businesses: (i) increase lending capacity through the cash generated from operations (after any dividends) and through increases in Jing Kai’s registered capital by the Business Combination; (ii) diversify the Company’s portfolio of financial services by expanding the business into financial Ding Xin and risk management services, and Internet financing in Xinjiang Province and other cities of China; and (iii) expand the Company’s geographic coverage to Beijing, Shanghai, Shenzhen and other financial cities through the establishment of branch offices or mergers and acquisitions.

Risk Management Ding Xin Service

Regardless of the type of product, risk management is always the core of business and the key to success. The Company has set up Ding Xin to provide independent risk management Ding Xin services to the direct lending market and further to other microfinance markets. We believe that Feng Hui’s unique risk management mechanism can become a new profit growth point for our business expansion.

1. Other Direct Lenders Provide a Pool of Potential Customers. The Company believes that most direct lending companies in the PRC do not conduct risk management well, which is demonstrated by their results. Direct lending companies grew rapidly in recent years, but such growth brings greater risk. Nearly 20% of direct lending companies in the PRC suffered net losses from January 2014 to November 2014 according to a report by Economic Information Daily. The default rate of some companies located in East China and the Pearl River Delta exceeded 5% or higher during that period of 2014. We believe that there is a need and demand for the risk management expertise and services that Ding Xin provides.

2. The Changing Microfinance Industry Provides Additional Opportunities. Default risk also impacted the rapidly growing online finance industry in the PRC. With the development of the Internet, big data and cloud computing, online finance has experienced explosive growth in the PRC in recent years. Peer-to-Peer (“P2P”) platforms are very typical in online finance. There were only 50 P2P platforms before 2012, but by the end of December 31, 2015, the number had increased to 3,491. In the explosive development, most platforms ignored risk management, while over 25% of platforms are problematic platforms (platforms with one or more of the following problems: (1) platform operators absconding with investor money; (2) high non-performing loan ratios and illiquidity, resulting in difficulties for investors wishing to withdraw funds; (3) bankruptcy; or (4) under economic crime investigation). An area of microfinance that has moved in the other direction is financial guarantees. Financial guarantee companies used to be regarded as the bridge between creditors and borrowers. Since 2005 to 2012, the amount of companies increased from less than 3,000 to over 8,500. More and more guarantee companies went bankrupt since the middle of 2014. Nearly 90% of companies in Wenzhou and a half in Sichuan, Xinjiang and Henan stopped doing business since 2014. Most companies didn’t do well in risk management and the default rate was pretty high are the reason of collapse. With the rapid changes in the industry and the resulting influx of new companies, we believe there are many potential customers with a great need for Ding Xin’s services.

3. First Step in Planned National Expansion. Ding Xin is an important part, and the first step, of our strategy to expand nationally. Such expansion will mitigate our dependency on the Xinjiang Province’s economy and the risk that political and policy development in Xinjiang might adversely affect our business. We also believe that a national platform with offices in a variety of regions will help us attract managers, employees and other talent.

The Company intends that Ding Xin will provide risk management Ding Xin services to our strategic partners and not our direct competitors, minimizing the risk of conflicts of interest. We believe that Ding Xin’s risk management services provides a new growth driver for our businesses and will generates increased revenues. Further, we expect offering these services will increase our partners’ dependency on the Company, and as a result, will enhance our influence, through Ding Xin, in the non-banking finance industry. As a result, we believe that the positive impacts to the Company from delivering risk management services should far outweigh the negative impact from any related conflicts of interest.

Internet Financing

Recently, Internet financing, particularly P2P lending, has developed rapidly in China. P2P lending can provide a fast, convenient asset management and financing platform for the lender and the borrower. The number of P2P platforms has increased from 10 in 2010 to 2,448 by the end of 2016, and annual P2P lending has increased from RMB 504 million to RMB 2,805 billion (557 times) in the last six years, with an average compound annual growth rate of 93%.

The biggest advantage of typical online P2P lending platforms in China is that they attract idle funds, thereby providing additional sources of liquidity to direct lending companies, while minimizing operating costs, breaking through geographic restrictions, and increasing competition and thereby reducing interest rates. In addition to the fastest growing P2P lending platforms, such as LendingClub, there are also internet banking service providers that leverage Internet technologies to provide online banking services (such as Bofi and Simple). Due to the smaller and more vulnerable capital base of such lenders’ as compared with commercial banks, their business models focus on targeted customers, i.e., individuals or small- or micro-enterprises. As China Lending Group target those same groups (at the small end of their customer base), the Company believes this will provide it with advantageous knowledge about such potential borrowers. The strengths of online financing platforms in terms of their diversified capital sources, combined with the customer bases and risk management abilities of Lending Companies, are expected to create a rapid growth in both industries. Given that the business models are different between traditional direct lending and a peer-to-peer platform, our peer-to-peer platform will take the current risk management practice as a reference, and build its own risk management system based on characteristics of peer-to-peer platform operations.

The Company has a comprehensive plan to expand its operation into the online financing market, particularly establishing a P2P lending platform. It has completed the necessary strategic and technical preparations for such an expansion. We will implement the online financing business strategies by means of merger and acquisition. By virtue of our premium customer base and the leading risk management ability, we believe that we will be able to succeed in the online financing market.

The Company intends to commence its peer-to-peer practice within the next couple of years through either establishing platforms on its own or through acquisition. We are targeting the creation of our peer-to-peer platform at a time when we anticipate the regulatory framework governing the micro-credit lending industry is under development by the PRC government.

The ability of Feng Hui and Jing Kai to engage in peer-to-peer lending through subsidiaries as well as the registrations and requirements for Ding Xin under the Interim Provisions (Draft for Comments) are subject to change. It is unclear whether Feng Hui or Jing Kai will be able to engage in peer-to-peer lending through subsidiaries under final provisions or what requirements and approvals will be required of Ding Xin and what obstacles, if any, the Company, as a whole, may face in starting its peer-to-peer lending program. The Company plans to enter the peer-to-peer lending business in approximately two years through either organic growth or through acquisition of peer-to-peer platforms. We will first market in Xinjiang, in which we hope to achieve substantial market share, while promoting the platform to other cities and areas across China, ultimately establishing a nationwide peer-to-peer internet financing system.

Intellectual Property

The Company owns and has the right to use the domain name “chinalending.com”. The Company’s subsidiary, Feng Hui, owns and has the right to use the domain name “fhxd.net” and is in the process of registering a trademark.

Competition

The Company faces competition in the direct lending industry, and the Company believes that the direct lending industry is becoming more competitive as this industry matures and begins to consolidate. The Company competes with traditional financial institutions, other direct lending companies, other microfinance companies, including P2P lenders, and some cash-rich state-owned companies or individuals that lend to MSMEs. Some of these competitors have larger and more established borrower bases and substantially greater financial, marketing and other resources than we have. In addition, peer-to-peer lending platforms are rapidly growing in China and may provide highly competitive interest rates to customers due to lower overhead, and in some cases, lower required returns by the lenders. For example, large internet companies such as Tencent Holdings Ltd. and Alibaba Holding Ltd. have formed financial services affiliates such as online-only banks and P2P lending services which have been greatly capitalized and rapidly developed. As a result, we could lose market share and our revenues could decline, thereby adversely affecting our earnings and potential for growth.

Government Regulation

The Company’s operations are subject to extensive and complex state, provincial and local laws, rules and regulations. China Lending Group are supervised by a variety of provincial and local government authorities, including the Finance Offices of Xinjiang Provincial Government and Urumqi Government, CBRC, PBOC, local tax bureau, local Administration of Industry and Commerce, local Bureau of Finance, local Administration of Foreign Exchange and local employment departments.

Summaries of Certain Key PRC Laws

Below are summaries of the material terms of Circular 23, Xinjiang Temporary Regulation for Microcredit Companies applicable to China Lending Group’ businesses.

Circular 23

Circular 23 divides “microcredit companies” into two categories: a “limited liability company” or a “joint stock limited company” that consists of equity interests held by private parties, including individuals, corporate entities and other organizations. The shareholders of a microcredit company shall meet the minimum requirement set by applicable laws. A limited liability company shall be established with capital contributions from no more than 50 shareholders; while a joint stock limited company shall have 2-200 promoters, more than 50% of whom shall domicile in the PRC. The promoters are the shareholders after the incorporation of the company. The source of registered capital of a microcredit company shall be true and legal. All the registered capital shall be fully paid in cash by the capital contributors or the promoters. The registered capital of a limited liability company shall be no less than RMB 5,000,000 and the registered capital of a joint stock limited company shall be no less than RMB 10,000,000.

Circular 23 also provides that the sources of funds of a microcredit company shall be limited to the capital contributions paid by its shareholders, profit from operations, monetary donations, and loans provided by no more than two banking financial institutions. Pursuant to applicable laws, administrative rules and regulations, the outstanding loans owed by a microcredit company to banking financial institutions shall not exceed 50% of its net assets. The interest rate and the terms for such loans shall be determined based on arms-length negotiations between the company and the financial institutions and such interest rate shall be determined using the “Shanghai inter-bank borrowing interest rate” for the same period as prime rate plus basis points.

Circular 23 also states that a provincial government that is able to clearly specify an authority-in-charge (finance office or relevant government organs) to be in charge of the supervision and administration of microcredit companies and is willing to assume the responsibilities for the risk management of microcredit companies may, within its own province, develop a pilot program relating to the establishment of microcredit companies. A microcredit company shall abide by all applicable laws and shall not conduct any illegal fund-raising in any form. In the event an illegal fund-raising activity is conducted within the provincial territory, it shall be handled by the local government at the provincial level. Other activities in violation of the laws or the administrative rules and regulations will be fined by local authorities or prosecuted in the event a criminal offense has been committed.

Xinjiang Province Temporary Regulation for Microcredit Companies

Xinjiang Province Temporary Regulation for Microcredit Companies provides for general rules with respect to the establishment and business operation of microcredit companies in Xinjiang Province. It includes the following material terms:

1. Approval of Establishment. The establishment of microcredit companies in Xinjiang Province shall be approved by the Financial Office of Xinjiang Provincial Government.

2. Shareholders. The number of shareholders of a limited liability company that is a microcredit lender in Xinjiang Province shall not exceed 50. The individual shareholders shall comply with laws, have good credibility and have no civil or criminal record indicating violation of laws and serious discredit. The enterprise legal persons shareholders shall, among other things, be registered to the competent Administration of Industry and Commerce and maintain the legal status without any record of its operations in violation of any laws and regulations materially. Moreover, the amount of equity interests invested by a microcredit company’s enterprise legal persons shareholder shall not exceed 50% of net assets according to the combined financial statements of the enterprise legal persons shareholder. The capital contributed by shareholders for equity interest shall be legitimate self-owned capital.

3. Capital. The registered capital of a microcredit limited liability company in Xinjiang Province shall be no less than RMB 5 million. The registered capital must be paid in cash.

4. Articles of Association. The microcredit company shall adopt Articles of Association of the organizations in accordance with the Company Law of the PRC.

5. Business premises. A microcredit company shall have no less than one business operating premise in the administrative level of county or below.

6. Shareholding Assignment. The promoters’ equity interests shall not be transferred within one year after the incorporation of the microcredit company. The equity interests held by a director or senior executive shall not be transferred during his or her term of service.

7. Sources of Funds. The microcredit company shall be funded by capital contribution, donation, reserves, funds from banking financial institutions and other sources approved by the state and the Xinjiang Government. The number of banking financial institutions from which the Company borrows shall not exceed two and the aggregate amount borrowed shall be not more than 50% of the net assets of the microcredit company (the “Bank Borrowing Rule”).

8. Business. The microcredit company shall observe the following principles: (a) the loan balance for an individual borrower shall not exceed 5% of the net assets of the microcredit company (the “5% Loan Cap”); (b) the microcredit company shall not provide any loan to its shareholders, directors or senior executives; (c) the loan interest rate shall not exceed the ceiling rate set by the judicial authority, and shall not be lower than 0.9 times of benchmarking rate set by the PBOC.

9. Reserves. A microcredit company shall accrue the provision for sufficient bad debt reserve and ensure that the loan loss reserve adequacy ratio (the ratio of the actual loan loss reserve to the reserve for loans that should be in place) is higher than 100% to cover all exposures.

10. Employees. A microcredit company shall have employees who have relevant expertise and professional experiences and qualified senior executives. The number of qualified senior executives shall be no less than two.

11. Liabilities. If any of the following circumstances occurs with respect to a microcredit company, the local county or city government is authorized to order the company to correct the misbehaviors under a limited period, and may impose the criminal liability upon the responsible persons:

(a) Conducting merger, division or other amendment matters and failing to complete the registration properly with the Financial Office of Xinjiang Government;

(b) Failing to observe the 5% Loan Cap or the Bank Borrowing Rule described above;

(c) Issuing loans with the interest rates which are in violation of relevant regulations;

(d) Failing to observe the above reserves requirements;

(e) Carrying out new businesses without approval;

(f) Providing any false or misleading financial report, financial statements or other statistical documents; or

(g) Otherwise violating the laws and regulations of the state and the Xinjiang Government.

Additionally, if a microcredit company is deemed to have solicited funds from the general public directly or indirectly or otherwise unlawfully raised funds, the Financial Office of Xinjiang Government may cancel the qualification of the microcredit company and the responsible persons may face criminal liability by the judicial authorities.

Urumqi Temporary Regulation for Microcredit Companies

The Urumqi Temporary Regulation for Microcredit Companies requires that registered capital of a microcredit limited liability company shall be no less than RMB 50 million, and the registered capital of a microcredit joint stock limited company shall be no less than RMB 100 million. Generally under the regulation, the principal promoter’s capital contribution to an Urumqi microcredit company must be 10% to 20% of the total registered capital of the company, the capital contribution of one of the other shareholders shall be lower than 10% of the total capital contribution and total capital contributions by related shareholders may not exceed 40% of the total registered capital. However, Urumqi authorities may waive that restriction and has done so in approving Jing Kai’s license.

Regulation for P2P Companies

Currently, the PRC government has not promulgated any specific rules, laws or regulations to specially regulate the peer-to-peer lending service industry. On July 18, 2015, the PBOC together with nine other PRC regulatory agencies jointly issued a series of policy measures applicable to the online peer-to-peer lending service industry titled the Guidelines on Promoting the Healthy Development of Internet Finance, or the Guidelines. The Guidelines introduced formally for the first time the regulatory framework and basic principles for administering the peer-to-peer lending service industry in China. On December 28, 2015, the China Banking Regulatory Commission together with other PRC regulatory agencies jointly issued the Interim Provisions on Online Peer-to-peer Lending Information Agencies Service (Draft for Comments), or the Interim Provisions (Draft for Comments).

According to the Interim Provisions (Draft for Comments), Ding Xin is not prohibited from directly engaging in peer-to-peer lending, but it must follow an application process that requires registration with several distinct PRC departments and agencies. First, it must obtain a business license from its local industrial and commercial bureau. Second, it must register with its local financial supervision department. Finally, it must register with its communication department (and obtain a telecommunication business license, if applicable).

Currently under PRC law, Feng Hui and Jing Kai, each of which is a micro-credit company, are prohibited from directly engaging in peer-to-peer lending. Under the Interim Provisions (Draft for Comments), Feng Hui and Jing Kai can only engage in peer-to-peer lending through subsidiaries, and the final provisions governing the subsidiaries’ ability to conduct peer-to-peer lending have not yet been promulgated.

C.	Organizational Structure

The following is an organizational chart setting forth our corporate structure:

China Lending Corporation (BVI) ("China Lending")
100%
Adrie Global Holdings Limited (BVI) ("Adrie")
100%
China Feng Hui Financial Holding Group Co., Limited (HK) ("Feng Hui Holding")
Offshore Non PRC Companies
Onshore PRC Companies
100%
100%
100%
Feng Hui Ding Xin (Beijing) Financial Consulting Co., Limited (WOFE) ("Ding Xin")
Xinjiang Feng Hui Jing Kai Direct Lending Limited (WOFE) ("Jing Kai")
Ningbo Ding Tai Financial Leasing Co., Limited (WOFE) ("Ding Tai")
VIE
Urumqi Feng Hui Direct Lending Limited ("Feng Hui")

(1) Below is a list of the current majority shareholders of the Company:

	Record Holder	Ownership Percentage	Beneficial Owner*	Beneficial Ownership in Record Holder
1	Ruiheng Global Limited	26.6098%	Qi Wen	99.67%
2	Yangwei Global Limited	14.8042%	Li Jingping	91.74%
3	Jiyi Global Investments Limited	8.6467%	Liang Zandong	100.00%
4	Zhan Zhao Limited	5.4733%	Li Xincai	58.72%
5	Jason Kon Man Wong	0.1104%
6	Si Shen	—
7	Alain Vincent Fontaine	—
8	Li Jingping	0.0009%
9	Zhang Jianfeng	0.0009%
10	Stephen Chan	0.0009%
11	Wang Hong	0.0009%
12	Zhou Quan	0.0009%
13	Qiao Yonggang	0.0009%
14	Wang Wen	0.0009%
15	Li Jie	0.0009%

*	Beneficial owners of 30% or more of applicable record holders, where record holder is not an individual.

D.	Property, Plants and Equipment

The Company leases approximately 1,540.22 square feet of office space at No. 473, Satellite Road, Urumqi Economic and Technology Development Zone, Urumqi, Xinjiang Province, China. The lease agreement is with Urumqi Economic and Technology Development Zone Investment Service Center on a rent-free basis with a four-year term starting from January 1, 2016. This address is the location of the registered office of Feng Hui.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our financial statements and related notes included in this Annual Report beginning on page F-1. The following discussion and analysis contain forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under Item 3D “Key Information - Risk factors.” and elsewhere in this Annual Report.

Overview

DT Asia was a blank check company incorporated on April 8, 2014, under the laws of the British Virgin Islands with limited liability (meaning our public shareholders have no liability, as members of the Company, for the liabilities of the Company over and above the amount paid for their shares) formed for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation, purchasing all or substantially all of the assets of, entering into contractual arrangements, or engaging in any other similar business combination with one or more businesses or entities.

The Company was incorporated under the laws of British Virgin Islands on November 19, 2015. The Company, through its subsidiaries and VIE engages in the business of providing loan facilities to micro, small and medium sized enterprises and sole proprietors in the Xinjiang Province of the PRC.

On July 6, 2016, DT Asia consummated the initial business combination transaction contemplated by a Share Exchange Agreement dated January 11, 2016, by and among Adrie using cash from the proceeds of our initial public offering and the private placement of the private units, or our shares. Immediately after the Business combination, DT Asia changed its company name to China Lending Corporation, and continues the existing business operations of Adrie as a publicly traded Company under the name “China Lending Corporation”. Pursuant to the Exchange Agreement, China Lending (formerly known as “DT Asia”) acquired 100% of the issued and outstanding equity interests of Adrie, which is comprised of Adrie which conducts its business through its VIE, Feng Hui, and its consolidated subsidiaries, which include Jin Kai and Ding Xin, from the shareholders of Adrie (the “Transaction”). Adrie became wholly-owned subsidiaries and variable interest entity of China.

Upon the consummation of the Transaction, Adrie shareholders received 20,000,000 ordinary shares (“Purchased Shares”) of China Lending. However, 8,000,000 Purchased Shares deposited in an escrow account (“Escrow Earn-out Shares”) and, together with related dividends, will be forfeitable or released subject to the achievement of earn-out targets and to the payment of indemnification obligations as set forth in the Exchange Agreement. During the time held in the escrow account, each holder of Escrow Earned-out Shares has the right to vote and is entitled to dividend based on its pro rata share subject to adjustment for the forfeiture based on earned out targets and to the payment of indemnification obligations. One-third of the Escrow Shares shall be released upon the post-combination Company obtaining certain specified adjusted consolidated net income targets in each of the calendar years 2016, 2017 and 2018.

Immediately following the closing of the exchange, the board of directors of the post-combination company consisted of five directors, three of whom were designated by Adrie and two shall be designated by DT Asia. The Transaction was accounted for as a “reverse merger” and recapitalization at the date of the consummation of the transaction since the shareholders of Adrie owned at least 87.4% of the outstanding ordinary shares of China Lending immediately following the completion of the Transaction and Adrie’s operations was the operations of China Lending following the Transaction. Accordingly, Adrie was deemed to be the accounting acquirer in the transaction and, consequently, the transaction is treated as a recapitalization of Adrie. As a result, the assets and liabilities and the historical operations that was reflected in the China Lending Corporation’s financial statements after consummation of the Transaction will be those of Adrie and was recorded at the historical cost basis of Adrie. China Lending’s assets, liabilities and results of operations will be consolidated with the assets, liabilities and results of operations of Adrie upon consummation of the Transaction. No step-up in basis or intangible assets or goodwill are recorded in this transaction.

On December 19, 2016, Feng Hui Holding established Ding Tai with registered capital of $30,000,000. Ding Tai is engaged in the business of financial leasing service.

As of December 31, 2016, there were 22,898,864 ordinary shares and 9,280,323 warrants outstanding.

Feng Hui is a company established under the laws of the PRC on June 12, 2009, and its investors as of December 31, 2016 consisted of nine PRC companies and seven PRC individuals. Feng Hui is a microcredit company primarily engaged in providing direct loan services to small-to-medium sized enterprises, farmers and individuals in Xinjiang Province, PRC. Until August 1, 2015, Adrie conducted its business solely through Feng Hui.

As of December 31, 2016, Feng Hui is one of the top direct lending operations in Xinjiang Province in terms of registered capital and loans receivables according to data from the PBOC. Feng Hui typically provides MSMEs, family-run businesses, farmers and individual borrowers with working capital and bridge financing support, primarily through means of short-term loans based upon their needs and qualifications.

In line with its business environment and funding demands, as well as the risk minimization requirements and increase adaptability to the changes in economy and industry, the Company’s mandate is to maintain loan facilities that are small in size and short term and to diversify its customer base into multiple industries.

In addition to loan origination and servicing, the Company leverages its strength to provide its customers with financing-related value-added services, tailored financing solutions and advisory services on finance and tax management.

The following are some key measures of the Company’s direct lending operations:

●	During the year ended December 31, 2016, the Company’s average loan size decreased by $0.15 million, or 17.2%, to $0.72 million, compared to the average loan size of $0.87 million during the year ended December 31, 2015, having size of loans range from $7.50 thousand to $2.83 million. Pursuant to China’s PBOC requirement on Management of Small-Amount Loan, any loan extended by a direct lender to a single client shall not exceed 5% of its net assets. The Company’s internal guidelines provide that any loan extended to a single client may not exceed 5% of Feng Hui’s paid-in capital, which results in a current maximum loan size of approximately $4.6 million.

●	During the year ended December 31, 2016, the Company issued 459 loans compared to 273 loans issued during the year ended December 31, 2015.

●	Instead of issuing loan facilities of one year and longer as in banks and other financial institutions, the Company has been providing its customers with loans of one year and shorter durations. The average term of loans issued during the year ended December 31, 2016 was 5.7 months, a decrease of 0.7 month as compared to the average term of 6.4 months during the year ended December 31, 2015.

●	The Company attempts to spread its industry risk and to avoid over reliance on any particular industry by diversifying its customer base into several industries. As of December 31, 2016, the Company’s business covered over nine industries, including Commerce and Trade, Real Estates, Energy and Mining, Agriculture, Manufacturing, Supply Chain Financing, Service, Environmental Protection and Others.

Credit risks, including customer defaults from the direct lending business is inherent in the Company’s principal business. The Company’s credit evaluation and risk management system was developed based upon its extensive experience in serving MSMEs and allows it to effectively conduct its direct lending business with a very low default rate. From Feng Hui’s inception until December 31, 2016, the cumulative bad debt was $1.1 million representing less than 0.10% of the aggregate principal amount of loans originated during the period.

Key Factors that Affect Operating Results

Feng Hui is located in the Economic Technological Development Zone of Urumqi, one of the cities in northwestern China that most significantly benefits under the New Silk Road (One Belt, One Road) initiative. The Company’s management believes that this initiative will bring new investment opportunities and business activities into Urumqi over the next ten years at the minimum, and the demand for capital and loan facilities should be significantly higher than before the initiative.

Although the PRC economy has grown in recent years, the pace of growth has slowed, and even that rate of growth may not continue. According to the National Bureau of Statistics in China (“NBS”), the annual rate of growth in the PRC declined from 7.7% in 2013 to 7.3% in 2014 and declined from 6.9% in 2015to 6.7% in 2016, and the annual rate of growth in Xinjiang Province has declined from 11.0% in 2013 to 10.0% in 2014, and declined from 8.8% in 2015 to 7.6% in 2016. A further slowdown in overall economic growth, an economic downturn or recession or other adverse economic developments in the PRC may materially reduce the demand for the Company’s direct lending service and may have a materially adverse effect on its business.

Our operating subsidiaries are incorporated, and our operations and assets are primarily located, in China. Accordingly, our results of operations, financial condition and prospects are affected by China’s economic and regulation conditions in the following factors: (a) an economic downturn in China or any regional market in China; (b) economic policies and initiatives undertaken by the Chinese government; (c) changes in the Chinese or regional business or regulatory environment affecting the MSMEs; (e) changes to prevailing market interest rates; (f) a higher rate of bankruptcy; and (g) the deterioration of the creditworthiness of MSMEs in general. Unfavorable changes could affect demand for services that we provide and could materially and adversely affect the results of operations. Although the Company has generally benefited from China’s economic growth and the policies to encourage lending to MSMEs, the Company is also affected by the complexity, uncertainties and changes in the Chinese economic conditions and regulations governing the non- banking financial industry.

The Company’s results of operations are also affected by the provision for loan losses which are a noncash item and represent an assessment of the risk of future loan losses. The amount of provisions has been recorded based on management’s assessment. The Company may increase or decrease the provision for loan based on any such change of economic conditions and the change of management’s assessment. Any change in the provision for loan losses would have an effect on our financial condition and results of operation.

Results of Operations

For the Year Ended December 31, 2016 vs. For the Year Ended December 31, 2015

	For the Year Ended December 31,		Changes
	2016	2015	$	%
Interest income
Interests and fees on loans	$35,539,247	$27,641,209	$7,898,038	28.6%
Interests and fees on loans-related parties	-	531,559	(531,559)	(100.0)%
Interests on deposits with banks	4,652	5,883	(1,231)	(20.9)%
Total interest income	35,543,899	28,178,651	7,365,248	26.1%

Interest expense
Interest expenses on short-term bank loans	(715,535)	(425,139)	(290,396)	68.3%
Interest expenses and fees on secured loan	(2,442,527)	(2,302,136)	(140,391)	6.1%
Interest expenses on loans from related parties	-	(61,542)	61,542	(100.0)%
Interest expenses on loans from a cost investment investee	(1,818,656)	(1,101,871)	(716,785)	65.1%
Total interest expense	(4,976,718)	(3,890,688)	(1,086,030)	27.9%

Provision for loan losses	(4,650,887)	(2,166,110)	(2,484,777)	114.7%
Net interest income	25,916,294	22,121,853	3,794,441	17.2%

Non-interest income	107,512	13,212	94,300	713.7%

Non-interest expense
Salaries and employee surcharge	(1,271,650)	(917,159)	(354,491)	38.7%
Business taxes and surcharge	(686,266)	(1,449,993)	763,727	(52.7)%
Other operating expenses	(2,666,148)	(2,790,192)	124,044	(4.4)%
Total non-interest expense	(4,624,064)	(5,157,344)	533,280	(10.3)%

Income before tax	21,399,742	16,977,721	4,422,021	26.0%
Income tax expense	(4,121,338)	(2,857,907)	(1,263,431)	44.2%
Net income	$17,278,404	$14,119,814	$3,158,590	22.4%

Interest Income

The Company’s interest income consists of interest and fees on its direct lending loans, financial advisory fees and interest on deposits with banks. Total interest income increased by $7.4 million, or 26.1%, to $35.5 million for the year ended December 31, 2016, compared to $28.2 million for the year ended December 31, 2015. The increase was mainly due to more loans issued as the Company obtained additional funds through borrowing secured loans and short-term bank loans after the increase in registered capital. The Company also obtained additional funds from a cost investment investee. These additional funds enable the Company to develop more loan businesses and, accordingly, interest income on loans increased.

Interest Expense

The interest rates per annum on loans received ranged between 7% and 12% for the year ended December 31, 2016.

Interest expense increased by $1.1 million, or 27.9%, to $5.0 million during the year ended December 31, 2016 as compared to $$3.9 million in the year ended December 31, 2015. The increase was mainly caused by an increase in interest expenses on loans obtained from a cost investment investee. As the ability to borrow strengthened after the increase in registered capital in September, 2014, Feng Hui increased borrowings to support its business development.

Provision for Loan Losses

At the commencement of operations, the Company did not have a sufficient operating history to develop a reasonable estimation for its loan loss provision. However, since 2013, the Company has been able to develop reasonable estimation for its loan loss provision, and it’s consistent with the 1% general reserve plus special reserve.

Since inception in 2009, the Company has been able to keep the loan loss under 1%. With the seven years’ operating history and management team’s experience, management believes that the Company has the capabilities to gather reliable data. Furthermore, in 2016 Feng Hui has invested in a propriety Credit Risk Analytic Platform system to capture and to analyze such credit and loss data, which is currently in operation.

The Company has been using the 1% floor requirement as its peer and industry data since 2009, the 1% has proven to be a fair estimation and to date, the Company’s actual loan losses have not exceeded 1%.

Due to the fact that one of the major performance evaluation criteria of the senior management team is based on loan losses not exceeding 1%, such performance evaluation program as stipulated by the shareholders provides a natural and interactive validation and back test process for the 1% general provision for loan loss estimate against actual loan losses. Since inception in 2009, the Company’s actual loan losses were being scrutinized and back tested by the board of directors shortly after the end of each year specifically focusing on whether the actual loan loss exceeds 1% of the loans receivable balance for each respective year for performance evaluation purpose. Until now, the board of directors has been satisfied with the actual results and the management has never been penalized for loan loss exceeding 1% of each of the respective year end loans receivable balance. From the back-test result, the actual loan loss for 2014 and 2015 were nil and $642,178 and for 2016 was $91,812, representing 0%, 0.45% and 0.06% of the respective loans receivable. Even though the back-test results were a lot less than 1.00% in the past three years, the management believes that due to the fact that the company’s customers’ base is quite diversified into multiple industries, the general reserve is reasonably reflective of the incurred risk in loan losses within the region. Through the results of our validation, back test and performance evaluation processes, the management, will not only refine our current provision for loan loss methodology, but also will improve our credit rating and approval process down to geography, industry and nature of collateral.

In addition, besides the normal 1% general provision, the management believes it is appropriate to provide for an additional 0.5% specific provision on the loan receivables for the tire supply-chain financing industry to cover for the additional risk exposure caused by over-concentration in and over-reliant on the industry.

While the Company believes its management uses the best information available to make loan loss provision evaluations, adjustments to the provision may be necessary based on changes in economic and other conditions or changes in accounting guidance.

Provision for loan losses increased by $2.5 million, or 114.7% to $4.7 million during the year ended December 31, 2016 as compared to $2.2 million in the year ended December 31, 2015. The increase was mainly attributable to some of the delinquent loans and interest receivable during these periods in which the Company has increased provision percentages and amounts to reflect the repayments expected to be provided by the collateral, pledged assets and guarantees, which weakened as a result of legal proceedings and difficulties in enforcing the collateral and guarantees for three cases that management believes are isolated and involve unique circumstances not indicative of systemic issues. Additionally, loan receivables for tire supply chain financing industry as of December 31, 2016, was approximately 36.8% of the total loan receivables, and an additional specific provision of 0.5% was provided on tire business loans to cover over-concentration risk on this industry, which caused additional increase in provision for loan losses for the fiscal year ended December 31, 2016.

The Company recognizes a charge-off when management determines that full repayment of a loan is not probable. The primary factor in making that determination is the potential outcome of a lawsuit against the delinquent debtor. The Company will recognize a charge-off when the Company loses contact with the delinquent borrower for more than nine months or when the court rules against the Company to seize the collateral asset of the delinquent debt from either the guarantor or borrower. In addition, when the recoverability of the delinquent debt is highly unlikely, the senior management team will go through a stringent procedure to approve a charge-off under the following circumstances, after exhausting all possible efforts according to the applicable laws:

1.       Debtor or guarantor declares bankruptcy, wind-up, dissolution or revocation, and terminate corporate status;

2.      The natural person debtor is deceased, or is deemed missing or deceased in accordance with the “Civil Law of the People’s Republic of China”;

3.      Debtor suffers huge losses as a result of major natural disasters or accidents, and is unable to obtain enough insurance compensation to cover its debts;

4.      Debtor violates criminal laws and receives legal penalty, while its properties are inadequate to cover delinquent payments and there is no other debtors sharing joint liabilities;

5.      Loans are delinquent more than two years after a court enforces the debtor and the guarantor to make repayments;

6.      In the event of liquidation of a debtor, residual values are inadequate to cover delinquent loans owed to the Company after settlement of liabilities owed to all senior creditors.

Even when any of the above circumstance occurs, the Company will exhaust all its efforts to recover payments prior to its decision to charge off a bad loan.

Non-Interest Expense

Non-interest expense mainly consisted of salary and benefits for employees, business tax and surcharges, office expenses, travel costs, entertainment expenses, depreciation of equipment, professional fees and office supplies. Non-interest expenses decreased by $0.5 million, or 10.3%, to $4.6 million during the year ended December 31, 2016, compared to $5.2 million in the year ended December 31, 2015. The decrease was primarily attributed to a reduction in business taxes and surcharge. In May 1, 2016, the reform program to replace the business tax with a value-added tax was implemented throughout the nation. The Company was no long subject to business tax since May, 2016, and therefore, total business taxes and surcharge decreased in 2016.

Income Taxes

As stipulated by the Taxation Law of PRC, Feng Hui is subject to PRC income tax rate of 25%. Feng Hui is a qualified enterprise engaged in industry under the Western Development Strategy and is therefore entitled to preferential tax rate of 15%.

Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. As part of the process of preparing financial statements, Feng Hui is required to estimate its income taxes in each of the jurisdictions in which it operates. The Company accounts for income taxes using the liability method. Under this method, deferred income taxes are recognized for tax consequences in future years of differences between the tax bases of assets and liabilities and their reported amounts in the financial statements at each year-end and tax loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates applicable for the differences that are expected to affect taxable income.

The Company adopts a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation process, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. As of December 31, 2016, and 2015, the Company did not have any uncertain tax position.

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions.

The Company does not anticipate any significant increase to its liability for unrecognized tax benefit within the next 12 months. The Company will classify interest and penalties related to income tax matters, if any, in income tax expense.

Deferred income taxes are recognized for tax consequences in future years of differences between the tax bases of assets and liabilities and their reported amounts in the financial statements at each year-end and tax loss carry forwards.

Income taxes increased by $1.3 million, or 44.2% to $4.1 million during the year ended December 31, 2016 from $2.8 million during the year ended December 31, 2015. The increase was mainly due to the new operation for Ding Xin which is not eligible for the preferential tax treatment. Ding Xin was organized in the second quarter of 2015 and started operations as of August 1, 2015, to provide risk management related consulting services to clients within the Company as well as other players in the industry. Since its inception through December 31, 2016, Ding Xin has provided consulting services to 386 clients. Ding Xin is subject to PRC income tax at a rate of 25%.

Net Income

As a result of the above, net income increased by over $3.2 million, or 22.4%, to $17.3 million for the year ended December 31, 2016, compared to $14.1 million for the year ended December 31, 2015.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of our results of operations and liquidity and capital resources are based on our unaudited financial information. We describe our significant accounting policies in Note 2 - Significant Accounting Policies, of the Notes to Financial Statements included in this report. Our unaudited financial statements have been prepared in accordance with U.S. GAAP for interim financial reporting. In the opinion of management, all adjustments (consisting of normal recurring adjustments) have been made that are necessary to present fairly the financial position, the results of its operations and its cash flows. Operating results as presented are not necessarily indicative of the results to be expected for a full year. Certain of our accounting policies require that management apply significant judgments in defining the appropriate assumptions integral to financial estimates. On an ongoing basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our financial statements are presented fairly and in accordance with U.S. GAAP. Judgments are based on historical experience, terms of existing contracts, industry trends and information available from outside sources, as appropriate. However, by their nature, judgments are subject to an inherent degree of uncertainty, and, therefore, actual results could differ from our estimates.

Loan Impairment

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for corporate and personal loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the collateral if the loan is collateral dependent.

Provision for loan losses is established for an impaired loan if its carrying value exceeds its estimated fair value. Currently, estimated fair values of substantially all of the Company’s impaired loans are measured based on the estimated fair value of the loan’s collateral which approximates to the carrying value due to the short term nature of the loans.

Loans with modified terms are classified as troubled debt restructurings if the Company grants such borrowers concessions and it is deemed that those borrowers are experiencing financial difficulty. Concessions granted under a troubled debt restructuring generally involve a temporary below market rate reduction in interest rate or an extension of a loan’s stated maturity date. Non-accrual troubled debt restructurings are restored to accrual status if principal and interest payments, under the modified terms, are current for six consecutive months after modification. Loans classified as troubled debt restructurings are designated as impaired.

The Company allows a one-time loan extension based on an ancillary company policy with a period up to the original loan period, which is usually within twelve months. According to the Company’s loan management policy, granting an initial one-time extension requires a new underwriting and credit evaluation. Borrowers are required to submit an extension application 10 days before expiration of the original loan. Then the Company’s loan service department will investigate whether material changes have happened to the borrower’s business which may impact its repayment ability. The Company’s risk management department will reevaluate the loan. If the Company decides to grant a one-time extension, an extension agreement will be executed between the borrower and the Company, plus the Company requires that it receive a commitment letter from any guarantor, agreeing to the loan extension and extend the guarantee’s duration. In evaluating the extension and underwriting new loans, the Company will request that borrowers obtain guarantees from state-owned or public guarantee companies. The principal of the loan remains the same and the interest rate is fixed at the current interest rate at the time of extension.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, service has been performed, the price is fixed or determinable and collection is reasonably assured, on the following:

1. Interest income on loans. Interest on loan receivables is accrued monthly in accordance with their contractual terms and recorded in accrued interest receivable. The Company does not charge customers any penalty for prepayment of loans. Additionally, any previously accrued but uncollected interest is reversed and accrual is discontinued, when either (i) reasonable doubt exists as to the full, timely collection of interest or principal or (ii) when a loan becomes past due by more than 90 days.

2. Assessment services on loans. The Company receives fees from assessment services in full at inception and records as unearned income before amortizing it throughout the period of services.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC Topic 740, “Income Taxes.” ASC 740 requires a company to use the asset and liability method of accounting for income taxes, whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. The Company reduces deferred tax assets by a valuation provision when, in the opinion of its management, it is more likely than not that some portion, or all of, the deferred tax assets will not be realized.

The Company adjusts deferred tax assets and liabilities for the effects of changes in tax laws and rates on the date of enactment.

Under ASC 740, a tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The adoption had no material effect on the Company’s combined financial statements as of December 31, 2016.

Liquidity and Capital Resources

The Company has funded working capital and other capital requirements primarily by equity contribution from shareholders, cash flow from operations, short term bank loans and secured loans. Cash is required to pay debts, salaries, office expenses, income taxes and other operating expenses.

As of July 6, 2016, the Company has issued 715,000 newly created Series A convertible preferred stock for a proceeds of $8,580,000 in a private placement to certain accredited investors to provide additional operating capital for the Company.

As of July 6, 2016, the Company closed its business combination with Adrie, the transaction was approved at a special meeting of the Company’s shareholders held on July 5, 2016. In connection with the special meeting of shareholders, out of the total 1,604,406 public shares, except for the 60,268 public shares that sustained, 1,544,138 of the Company’s public shares were validly presented to the Company for redemption. The actual redemption price was $10.26 per share. After pay off of legal expenses and Early Bird Capital (“EBC”) expenses and repayment of the Sponsor promissory note and receipt of $8.6 million proceeds from issuance of Class A convertible redeemable preferred shares, we have $5,969,959 net closing proceeds available and the total cash balance on HSBC, UBS ad JP Morgan Chase is approximately $6.1 million. Further, in addition to the $1.5 million cash payment, we issued 34,300 ordinary shares valued at $10 per share, and $250,000 convertible note payables (one year no interest convertible at $10 at EBC’s option) to EBC as the total payment settlement for the EBC advisory fee. On July 6, 2016 $1,100,000 has been paid to the Sponsor. According to the Sponsor Loan Side Letter dated July 6, 2016 regarding the remaining $500,000 convertible note, $100,000 was converted to 10,000 units and the remaining $400,000 convertible note has been extended for six month and is payable on or before January 6, 2016. Besides the two promissory notes and $40,000 accounts payable to related party, all accrued expense accounts are paid off and prepaid expense accounts are charged to expense. As a result of the Business Combination, the Company continues the existing business operations of Adrie as a publicly traded company under the name “China Lending Corporation.”

The Company’s management believes that current levels of cash and cash flows from operations will be sufficient to meet its anticipated cash needs for at least the next 12 months. However, it may need additional cash resources in the future if it experiences changed business conditions or other developments, and may also need additional cash resources in the future if it wishes to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If it is determined that the cash requirements exceed the Company’s amounts of cash and cash equivalents on hand, the Company may seek to issue debt or equity securities or obtain a credit facility.

The following summarizes the key components of the Company’s cash flows for the years ended December 31, 2016 and 2015:

	For the Year Ended December 31,
	2016	2015
Net cash provided by operating activities	$23,428,675	$15,942,204
Net cash used in investing activities	(24,209,963)	(22,059,336)
Net cash (used in)/provided by financing activities	(1,270,243)	13,023,453
Effect of exchange rate change on cash and cash equivalents	(184,482)	(289,852)
Net (decrease)/increase in cash and cash equivalents	$(2,236,013)	$6,616,469

Net cash provided by operating activities was approximately $23.4 million for year ended December 31, 2016, an increase of $7.5 million from the $15.9 million net cash provided by operating activities for the year ended December 31, 2015. The change was mainly a result of an increase of $3.2 million in net income, an increase of $2.5 million in provision for loan losses and an increase of $2.2 million in changes in other liabilities, respectively.

Net cash used in investing activities was approximately $24.2 million and $22.1 million for year ended December 31, 2016 and 2015, respectively. Net cash used in investing activities for the year ended December 31, 2016 was mainly consisted of cash outflows of $331.7 million in originated loans disbursement and cash inflows of $307.6 million in repayment of loans from customers. Net cash used in investing activities for the year ended December 31, 2015 was mainly consisted of cash outflows of $237.4 million in originated loans disbursement, cash outflows of $4.0 million in payment for a cost method investment, cash inflows of $212.7 million in repayment of loans from customers and cash inflows of $6.7 million in proceeds from disposal of loans receivable to a related party.

Net cash used in financing activities for the year ended December 31, 2016 was approximately $1.3 million, while net cash provided by financing activities was $13.0 million for the year ended December 31, 2015. Net cash used in financing activities for the year ended December 31, 2016 was mainly consisted of cash outflows of $9.2 million in repayment of secured loan, cash outflows of $7.8 million in payments of dividends and cash outflows of $6.0 million in repayment of short-term bank borrowings, partially offset by cash inflows of $14.0 million in proceeds from short-term bank borrowings, cash inflows of $6.1 million in cash acquired from reverse merger and cash inflows of $1.6 million in proceeds from a related party, respectively. Net cash provided by financing activities for the year ended December 31, 2015 was mainly consisted of cash inflows of $16.1 million in proceeds from loans from a cost investment investee, cash inflows of $5.6 million in proceeds from short-term bank borrowings, cash inflows of $25.8 million in proceeds from secured loan, partially offset by cash outflows of $12.8 million in repayment of short-term bank borrowings, cash outflows of $15.9 million in repayment of secured loan and cash outflows of $5.6 million in payments of dividends, respectively.

As of December 31, 2016, cash and cash equivalents of $4,496,588 was denominated in USD, HKD and RMB and held by the Company and its subsidiaries and the VIE, among which $303,398 was held by the VIE Feng Hui. As of December 31, 2015, cash and cash equivalents of $6,732,601 was all denominated in RMB and held by the Company’s subsidiaries and the VIE in PRC, among which $6,004,080 was held by the VIE Feng Hui.

The RMB is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans. Currently, our PRC subsidiaries, which are wholly-foreign owned enterprises, may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Since a significant amount of our future revenue will continue to be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE or banks and other relevant PRC governmental authorities.

Certain net assets of Feng Hui are subject to restrictions due to the Pledge Agreement. Under the Pledge Agreement entered into between Feng Hui and China Great Wall Assets Management Co. Ltd (“Great Wall”) for the purpose of obtaining secured loans under ordinary course of business, Feng Hui shall pledge a portion of its loan receivables. According to the Property Law of the PRC, which was adopted at the 5th session of the Tenth National People’s Congress on March 16, 2007, after the receivables have been pledged, Feng Hui shall not transfer the receivables, unless it is otherwise agreed on by Great Wall.

There are certain restrictions related to the transfer of net assets by Feng Hui:

1. According to the Corporate Law of the People’s Republic of China (2013 Amendment), before Feng Hui distributes dividends to its shareholders, it shall make up the losses of the previous year, if any, and draw common reserves. In addition, as agreed on the Exclusive Purchase Option Agreement between Feng Hui and Ding Xin, Feng Hui’s Shareholders’ General Meeting shall not approve any Profit Distribution Proposal, nor shall Feng Hui’s shareholders accept any distributed dividend without Ding Xin’s prior written consent.

2. Feng Hui shall pay a business cooperation fee to Ding Xin. Pursuant to the Exclusive Business Cooperation Agreement entered into by Feng Hui and Ding Xin, the business cooperation fee provided by Feng Hui to Ding Xin shall be determined based on the complexity, time consumed, services content and value of services provided by Ding Xin. Unless the Exclusive Business Cooperation Agreement is determined to be in violation of any existing or future PRC laws, the payment of business cooperation fee by Feng Hui to Ding Xin is not subject to any restrictions at present.

3. Feng Hui may not transfer its major assets. According to the Exclusive Purchase Option Agreement and Equity Pledge Agreement, Feng Hui shall not or assist its shareholders to transfer, mortgage or otherwise dispose of the lawful rights and interests to and in its assets, nor shall it or assist its shareholders to encumber its assets in any way that would affect Ding Xin’s security interests except under ordinary course of business of Feng Hui or upon prior written consent by Ding Xin.

4. Feng Hui will offer loans to its clients when it engages in direct lending. According to Urumqi’s Micro-credit Lending Companies’ pilot operation issued by General Office of the People’s Government of Urumqi Municipality on June 9, 2009, the same borrower’s outstanding loan cannot exceed 5% of Feng Hui’s net capital.

There are certain restrictions related to any transfer of the Company’s assets to Feng Hui:

The Company may not be able to invest nor lend funds directly to Feng Hui. According to the Administration of Foreign Debts Tentative Procedures, promulgated jointly by the State Development Planning Commission (“SDPC”), the Ministry of Finance and the State Administration of Foreign Exchange (“SAFE”) on 8 January 2003, if Feng Hui plan to borrow medium- and long-term international commercial loans, it shall get approval of the SDPC; if Feng Hui plan to borrow short-term international commercial loans, the State shall implement administration of balance, the balance shall be verified by the SAFE. Given the procedures as mentioned above are too complicated in practice, alternatively, in order to fund the Chinese operations, the Company may fund foreign currency to Ding Xin or Jing Kai through registered capital increase or loans, after Ding Xin or Jing Kai has settled the foreign currency in a way permitted by Chinese law, they could offer loans to Feng Hui’s shareholders who can increase their investments in Feng Hui through increasing its registered capital.

Provided the Company and Feng Hui are in compliance with the PRC laws, we do not believe that these restrictions are significant enough to impact the liquidity of the Company or Feng Hui.

Besides transferring cash through loans or dividends, Feng Hui may transfer cash to Ding Xin through a business cooperation fee in accordance with the Exclusive Business Cooperation Agreement entered into between Feng Hui and Ding Xin. Furthermore, additional cash could be funded to Feng Hui by increasing its registered capital.

Due to the fact that Feng Hui is only operating in China using local currency, and the VIE agreements are denominated in Chinese local currency, we do not believe that the impact of existing PRC foreign exchange regulations are significant enough to affect the payments receivable from, or payable to, Feng Hui.

There are differences between PRC GAAP and US GAAP when determining the amount of restricted net assets. Under US GAAP, restricted net assets of subsidiaries shall mean that amount of the registrant’s proportionate share of net assets (after intercompany eliminations) reflected in the balance sheets of its consolidated and unconsolidated subsidiaries as of the end of the most recent fiscal year which may not be transferred to the parent company in the form of loans, advances or cash dividends by the subsidiaries without the consent of a third party (i.e., lender, regulatory agency, foreign government, etc.). On the other hand, under PRC GAAP, restricted net assets only applies for non-profit entities, and shall mean the amount of the entity’s assets or their economic benefit that the use and/or timing of the use is restricted by the donor who offered the assets or by relevant laws and regulations.

In accordance with PRC regulations, the subsidiaries and VIE of China Lending Group in the PRC are required to provide a statutory reserve, which is appropriated from net income as reported in the Company’s statutory accounts. The Company is required to allocate 10% of its annual after-tax profit to the statutory reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. The statutory reserves can only be used for specific purposes and are not distributable as cash dividends. As of December 31, 2015 and 2014, statutory reserves did not reach 50% of the Company’s registered capital. Under the applicable PRC laws and regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. For China Lending Group’s PRC subsidiaries and the VIE, differences between retained earnings pursuant to PRC accounting standards for distributable dividend purpose and retained earnings in accordance with US GAAP were $1,868,984 and $1,259,141, respectively.

Commitments and Contingencies

In the normal course of business, the Company is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with ASC No. 450 Sub topic 20, “Loss Contingencies”, the Company records accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

Operating Lease

The Company leases its principal office under a lease agreement that qualifies as an operating lease. Payments made under operating leases are charged to the consolidated statements of income and comprehensive income on a straight-line basis over the lease periods.

Legal Proceedings

For the year ended December 31, 2016, the Company was not involved in any lawsuits against the Company.

Risks

Credit Risk

Credit risk is one of the most significant risks for the Company’s business. Credit risk exposures arise principally in lending activities which is an off-balance sheet financial instrument.

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. The Company manages credit risk through in-house research and analysis of the Chinese economy and the underlying obligors and transaction structures. To minimize credit risk, the Company requires collateral in the form of rights to cash, securities or property and equipment.

The Company identifies credit risk collectively based on industry, geography and customer type. This information is monitored regularly by management.

In measuring the credit risk of lending loans to corporate customers, the Company mainly reflects the “probability of default” by the customer on its contractual obligations and considers the current financial position of the customer and the exposures to the customer and its likely future development. For individual customers, the Company uses standard approval procedures to manage credit risk for personal loans.

Liquidity Risk

The Company is also exposed to liquidity risk which is risk that it is unable to provide sufficient capital resources and liquidity to meet its commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, the Company will turn to other financial institutions and the owners to obtain short-term funding to meet the liquidity shortage.

Foreign Currency Risk

A majority of the Company’s operating activities and a significant portion of the Company’s assets and liabilities are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the PBOC or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

Industry Concentration Risk

The Company attempts to spread its industry risk and to avoid over reliance on any particular industry by diversifying its customer base into several industries. As of December 31, 2016, the Company’s business covered more than nine industries including Commerce and Trade, Real Estates, Energy and Mining, Agriculture, Manufacturing, Supply Chain Financing, Service, Environmental Protection and Others. Loan receivables on Tire Supply Chain Financing represented approximately 36.8% of the total loan receivables of the Company, which was mainly contributed by the seasonal factor as the tire dealers are stocking up for the winter snow tires peak season.

Change of Control

As a result of the issuance of the shares pursuant to the Business Combination and related transactions, a change in control of the Company occurred as of July 6, 2016. Except as described in this Report, no arrangements or understandings exist among present or former controlling shareholders with respect to the election of members of our Board and, to our knowledge, no other arrangements exist that might result in a change of control of the Company.

Off-balance Sheet Arrangements

As of December 31, 2016, we did not have any off-balance sheet arrangements. We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

Below are the names of and certain information regarding the Company’s current executive officers and directors.

Name	Age	Position
Li Jingping	52	President, Chief Executive Officer and Chairwoman
Albert Lyu	39	Chief Financial Officer
Zhang Jianfeng	51	Vice President
Wang Hong	45	Vice President
Zhou Quan	45	Vice President and Director
Qiao Yonggang	54	Chief Risk Management Advisor
Si Shen	64	Independent Director
Jason Kon Man Wong	53	Independent Director
Alain Vincent Fontaine	62	Independent Director

Mr. Si Shen will serve as a Class I director, Mr. Zhou Quan and Ms. Li Jingping will serve as Class II directors and Mr. Jason Kon Man Wong and Mr. Alain Vincent Fontaine will serve as Class III directors. The member of Class I will serve as a director until our annual meeting in 2017, members of Class II will serve as directors until our annual meeting in 2018 and members of Class III will serve as directors until our annual meeting in 2019.

The principal occupation and business experience during the past five years for our executive officers and directors is as follows:

Ms. Li Jingping was appointed General Manager of Feng Hui in 2009. From 2000-2009, Ms. Li was Founder and Chairman of Jichen Financial Consultancy Co., Ltd., a financial planning and advisory service provider for business organizations in Xinjiang, China. Ms. Li has also worked for the Urumqi Municipal Mining Bureau.

Mr. Albert Lyu was appointed as the Company’s Chief Financial Officer on January 16, 2017. He is a dedicated professional with a proven track record in complex international auditing, accounting and merger and acquisition work. Mr. Lyu served in the assurance department of a first-tier international accounting firm over the past eleven years. Mr. Lyu holds a master of business studies from Liverpool John Moores University in the United Kingdom. He is also the member of the Association of Chartered Certified Accountants.

Mr. Zhang Jianfeng was appointed as Managing Director of Feng Hui in 2014, legal representative of Ding Xin in 2015, and General Manager of Ding Xin in 2016. Prior to joining Feng Hui, Mr. Zhang was the Assistant Chairman for Xinjiang Shengxiong Energy Co., Ltd. from 2010-2014, Managing Director of Guoding Wenlue Investment (HK) Co., Ltd. from 2008-2010, and Vice General Manager of Guangdong Baoli Hua New Energy Co., Ltd. from 2003-2007. Prior to this, Mr. Zhang held management positions with Shenzhen Huaixin Corporate Investment Advisor Co., Ltd., Stone Securities, and China Everbright Bank Securities. He became a Certified Securities Analyst in 1999, and has 22 years of management and executive experience with financial and securities companies.

Ms. Wang Hong was appointed Vice General Manager of Operations for Feng Hui in 2015. Prior to joining Feng Hui, Ms. Wang spent seven years as General Manager of Xinjiang Rongtong Communication Technology Co., Ltd. and four years as Vice General Manager of Leon Technology Co., Ltd. Ms. Wang also has experience as Sales Director of the Xinjiang Branch of Pingan Insurance and Director of the Publicity Division for Urumqi Petrochemical Co., Ltd.

Mr. Zhou Quan was appointed Deputy General Manager for Feng Hui in 2015. On January 1, 2016, Mr. Zhou terminated his employment with Feng Hui, and was appointed Vice General Manager for Ding Xin. Mr. Zhou was appointed as the Company’s Director on January 16, 2017. Prior to joining Feng Hui in 2015, Mr. Zhou was a Chairman of a large financial guarantee company, involved in investment, M&A and financial analysis. He has over 20 years of experience in the financial industry, and he received a Bachelor’s in Economics, CPA, ACCA.

Mr. Qiao Yonggang has been in charge of business strategy and capital market operations as the Chief Risk Management Advisor for Ding Xin since 2014. From 2009-2014, Mr. Qiao was manager in the Risk Management Department for Feng Hui. Prior to joining Feng Hui, Mr. Qiao spent 27 years as a Loan Service Director for the Xinjiang Branch of the Agricultural Bank of China.

Mr. Si Shen is an Independent Director of the Company and serves as the chairman of our corporate governance and nominating committee. Mr. Shen is a senior economist, and he also holds the Master Degree in Economics and EMBA. He is a Graduate Student Mentor of the Fudan University. From October 2008 to May 2015, he worked as the Secretary of the Board of Directors, a Member of the Board of Directors, Managing Director, a Member of the Strategic Committee of the Board, and a Member of the Capital Management Committee in the Shanghai Pudong Development Bank. From June 1999 to October 2008, Mr. Shen was the Secretary of the Board of Directors, the Director of the Administrative Office of the Board, and the General Manager of the Strategic Development Division in Shanghai Pudong Development Bank. From September 1998 to June 1999, Mr. Shen served as the Deputy President in Shanghai Pudong Development Bank, Hangzhou Branch. From December 1996 to September 1998, he was a Deputy Director of the Department of Survey and Statistics of the People’s Bank of China. From 1984 to December 1996, Mr. Shen was the Deputy Director, the Deputy Director of Administrative Office, the Deputy Director of the Financial Administrative Division, and the Director of the Survey and Statistics Division of the Financial Research Institute of the People’s Bank of China, Zhejiang Branch. From July 1982 to December 1984, Mr. Shen served as the Deputy Director of the Teaching Affair Office at the Zhejiang Bank College. Since December 1977, he had been a student and then a teacher at the Yanbian University till June 1982. From March 1970 to December 1977, he served as an officer at the Finance and Trade Office and the Public Relation Department of the County Party Committee of Tuan County, Jilin Province. From March 1969 to March 1970, Mr. Shen was an educated youth working in Tuan County, Jilin Province. From July 1994, Mr. Shen studied as a graduate at the Zhejiang University majoring in Finance and got the Master of Economics with concentration on Finance in April 1997. From July 2004 to July 2006, Mr. Shen accomplished the joint training program by the Arizona State University and Shanghai National Accounting Institute, and obtained an EMBA. Mr. Shen served as the Council head of the Youth Financial Research Association of Zhejiang Province, the President of the Youth Financial Research Association of the SPDB, the Head and Mentor of the Postdoctoral Mobility Station of the SPDB and the Chairman of the Board Secretary Committee of the Listed Company Association of Shanghai since 1982.

Mr. Jason Kon Man Wong has been one of our independent directors since our IPO, and serves as the chairman of our audit committee. Mr. Wong has served as a member of the board of directors of Whiz Partners Asia Ltd., an investment advisory company focused on assisting Japanese companies expand their business operations in Asia, since April 2013. He has also served as a member of the board of directors of Fortune Capital Group Ltd., an investment company, since 2000. Mr. Wong has been an independent and Non-Executive Director of Group Sense International Limited (HKSE: 601), a manufacturer of electronic dictionaries and other handheld information devices, since 2004. He has been the independent and Non-Executive Director and Chairman of Audit Committee of Neo-Neon Holdings Limited (HKSE: 1868), a decorative lighting company based in Hong Kong since November 2011. From May 2010 to November 2013, Mr. Wong was the Independent and Non-Executive director and Chairman of the Audit Committee of Polyard Petroleum International Group Limited (Hong Kong Stock Exchange Listed: 8011.hk), which mainly engages in the exploration, development and production of oil and gas, provision of professional technical services, and trading of petroleum-related products. From July 2009 to December 2011, he was the Independent Director and Chairman of Audit Committee of China Shen Zhou Mining & Resources, Inc. (American Stock Exchange Listed: SHZ). Prior to that, he was a financial consultant of Transpac Capital Limited, one of the largest and oldest private equity funds and venture capital funds in Asia, from 1993 to 2000. From 1992 to 1993, Mr. Wong was an auditor for Ernst& Young CPA, Hong Kong and was an auditor for Clay & Co. in the USA from 1989 to 1992. He has been a member of AICPA and HKICPA since 1992 and 1993, respectively. Mr. Wong graduated from the University of Hawaii at Manoa with a Bachelor’s degree in Accounting. We believe Mr. Wong is well-qualified to serve as a member of the board due to his listed company experience and experience as a fund manager, investment adviser as well as a member of American Institute of CPA (AICPA).

Mr. Alain Vincent Fontaine is an Independent Director of the Company and serves as the chairman of our compensation committee. Mr. Fontaine brings a mix of private equity investment experience and of operational management. Since September 2012, Mr. Fontaine has been a member of the advisory board of Ocean Equity Partners, a fund manager with several funds under management. He has joined the Board of D&G Technology as Non-Executive Director since August 2016. He also currently serves as the Treasurer and an Executive Director of the Hong Kong Venture Capital and Private Equity Association (HKVCA) and he is a Non-Executive Director of Tsaker Chemical (1986.hk), a Chinese company listed on the SEHK. In 2000, Mr. Fontaine founded Investel Asia, a venture capital and private equity advisory firm, and was its Managing Director from 2004 to 2006 and again from 2008 to 2010. He is still an Executive Director of Investel. He was also the CEO of the Newcom Group in 2007 and 2008. Mr. Fontaine started his career in Canada and served various management positions at Bell Canada and its affiliates from 1979 to 1995 and, notably, in 1985, he became the founding President and COO of Bell Ardis, a joint venture between Motorola and BCE Mobile. Mr. Fontaine obtained a bachelor degree in Electrical Engineering from the University of Sherbrooke in Canada in 1979. He has been a member of the Order of Engineers of Québec, Canada since 1980.

Arrangements Concerning Election of Directors; Family Relationships

Our current board of directors consists of five directors. We are not a party to, and are not aware of, any voting agreements among our shareholders. In addition, there are no family relationships among our executive officers and directors.

B.	Compensation

The aggregate compensation paid and share-based compensation and other payments expensed by us to our directors and executive officers with respect to the year ended December 31, 2016 was $1,080,330. This amount does not include business travel, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry. We do not currently have a stock option or other equity incentive plan. We may adopt one or more such programs in the future. We do not have any written agreements with any director providing for benefits upon the termination of such director’s relationship with us.

Employment Agreements with Executive Officers

On September 9, 2016, the Company entered into employment agreements (collectively, the “Employment Agreements”) with Li Jingping, Zhang Jianfeng and Wang Hong. The Employments Agreements were unanimously approved by the Company’s Compensation Committee on September 9, 2016. The term of the Employment Agreements began on September 9, 2016 and ended on December 31, 2016. The Employment Agreements automatically renew for successive one year periods, subject to the Company’s right to terminate the Employment Agreements at any time upon sixty (60) days prior written notice for the Chief Executive Officer, and thirty (30) days prior written notice for all other named executive officers. In addition, during the term of the Employment Agreements, the Chief Executive Officer has the right to resign and terminate her Employment Agreement upon sixty (60) days prior written notice to the Company, while all the other named executive officers have the right to resign and terminate their Employment Agreement upon thirty (30) days prior written notice to the Company. The Employment Agreements also contains covenants regarding non-competition and confidentiality.

Our agreements with our executive officers do not provide for benefits upon the termination of their respective employment with us, other than payment of salary and benefits during the required notice period for termination of these agreements, which varies under these individual agreements.

C.	Board Practices

Classified Board of Directors

In accordance with our charter, our Board is divided into three classes with only one class of directors being elected in each year and each class (except for those directors appointed prior to our first annual meeting of shareholders) serving a three-year term.

Director Independence

Nasdaq listing standards require that a majority of our Board be independent as long as we are not a controlled company. Even if we elect to be a controlled company, a majority of our Board is independent. An “independent director” is defined under the Nasdaq rules generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our Board has determined that Messrs. Si Shen, Jason Kon Man Wong and Alain Vincent Fontaine are “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Leadership Structure and Risk Oversight

The Board does not have a lead independent director. As of the consummation of the Business Combination, Ms. Li Jingping succeeded Mr. Cannon as our Chief Executive Officer and Chairwoman.

Policy Regarding Board Attendance

Our directors are expected to attend Board meetings as frequently as necessary to properly discharge their responsibilities and to spend the time needed to prepare for each meeting. Our directors are expected to attend annual meetings of shareholders, but we do not have a formal policy requiring them to do so.

Committees of the Board of Directors

The standing committees of our Board currently consists of an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee.

Audit Committee

We have established an audit committee of the board of directors. Messrs. Jason Kon Man Wong, Alain Vincent Fontaine, and Si Shen currently serve as members of our audit committee. Mr. Jason Kon Man Wong serves as chairman of the audit committee. Under the Nasdaq listing standards and applicable SEC rules, we are required to have three members of the audit committee, all of whom must be independent. Messrs. Jason Kon Man Wong, Alain Vincent Fontaine, and Si Shen are independent.

Each member of the audit committee is financially literate and our board of directors has determined that Mr. Jason Kon Man Wong qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

We have adopted an audit committee charter, which details the responsibilities of the audit committee, including:

●	the appointment, compensation, retention, replacement, and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by us;

●	pre-approving all audit and non-audit services to be provided by the independent auditors or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

●	reviewing and discussing with the independent auditors all relationships the auditors have with us in order to evaluate their continued independence;

●	setting clear hiring policies for employees or former employees of the independent auditors;

●	setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

●	obtaining and reviewing a report, at least annually, from the independent auditors describing (i) the independent auditor’s internal quality-control procedures and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within, the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

●	reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

●	reviewing with management, the independent auditors, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee

The members of our Compensation Committee are Messrs. Jason Kon Man Wong, Alan Vincent Fontaine and Si Shen. Mr. Alain Vincent Fontaine serves as chairman of the compensation committee. We have adopted a Compensation Committee charter, which details the principal functions of the Compensation Committee, including:

●	reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer’s based on such evaluation in executive session at which the Chief Executive Officer is not present;

●	reviewing and approving the compensation of all of our other executive officers;

●	reviewing our executive compensation policies and plans;

●	implementing and administering our incentive compensation equity-based remuneration plans;

●	assisting management in complying with our proxy statement and annual report disclosure requirements;

●	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;

●	producing a report on executive compensation to be included in our annual proxy statement; and

●	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter also provides that the Compensation Committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Corporate Governance and Nominating Committee

Our Corporate Governance and Nominating Committee will be responsible for, among other matters:

●	identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors;

●	overseeing the organization of our board of directors to discharge the board’s duties and responsibilities properly and efficiently;

●	identifying best practices and recommending corporate governance principles; and

●	developing and recommending to our board of directors a set of corporate governance guidelines and principles applicable to us.

Our Corporate Governance and Nominating Committee will consist of Messrs. Jason Kon Man Wong, Alain Vincent Fontaine and Mr. Si Shen, with Mr. Si Shen serving as the chairman of the Corporate Governance and Nominating Committee.

D.	Employees

As of December 31, 2016, the Company has 41 full time employees and one senior advisor. Among them, 14 employees are employed by Feng Hui, 25 employees are employed by the Ding Xin, 1 employee is employed by Jing Kai, 1 employee is employed by Feng Hui Holding, and the senior advisor has a Ding Xin agreement with Feng Hui. Feng Hui, Ding Xin and Jing Kai have executed employment contracts with all of its employees in accordance with PRC Labor Law and Labor Contract Law. These contracts comply with PRC law. The employment contract with Feng Hui Holding complies with the laws of Hong Kong, Special Administrative Region. There are no collective bargaining contracts covering any of its employees. The Company believes its relationship with its employees is satisfactory

E.	Share Ownership

For information concerning the beneficial ownership of our ordinary shares by our executive officers and directors, see the table in Item 7A. “Major Shareholders and Related Party Transactions—Major shareholders.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table sets forth information relating to the beneficial ownership of our Ordinary Shares as of December 31, 2016, by:

●	Each of our directors and named executive officers;

●	All of our directors and executive officers as a group;

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding ordinary shares;

The number of ordinary shares beneficially owned by each entity, person, director or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any ordinary shares that the individual has the right to acquire within 60 days of December 31, 2016 through the exercise of any stock options, warrants or other rights. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.

Ordinary shares that a person has the right to acquire within 60 days of December 31, 2016 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. Unless otherwise indicated in the footnotes to the table, the information presented in this table is based on 22,898,864 outstanding ordinary shares and 4,640,161 ordinary shares underlying 9,280,323 warrants on December 31, 2016.

	Number of Shares	%
Name of Beneficial Owners(1)
Ruiheng Global Limited(2)	6,093,333	22.1%
Qi Wen(2)	6,073,332	22.1%
Zhou Quan(2)	45,201	*
Yangwei Global Limited(3)	3,390,000	12.3%
Li Jingping(3)	3,185,186	11.6%
DeTiger Holdings Limited (DT Asia’s Former Sponsor)(4)(5)(6)	1,107,608	4.0%
Winnie Ng(4)(5)(6)	1,107,608	4.0%
Jiyi Global Investments Limited	1,980,000	7.2%
Zhan Zhao Limited	1,253,333	4.6%
Jason Kon Man Wong	25,275	*
Si Shen	—	*
Alain Vincent Fontaine	—	*
Zhang Jianfeng	50,200	*
Stephen Chan	35,200	*
Wang Hong	35,200	*
Qiao Yonggang	35,200	*
Wang Wen	35,200	*
Li Jie	25,200	*

All directors and officers as a group (11 persons)	3,471,862	12.6%

*	Less than one percent
(1)	Unless otherwise indicated, the business address of each of the individuals is 11th Floor, Satellite Building, 473 Satellite Road, Economic Technological Development Zone, Urumqi, Xinjiang, China.
(2)	The ordinary shares held by Ruiheng Global Limited are beneficially owned by Ms. Qi Wen, Ms. Luo Guixiang and Mr. Zhou Quan who owned 99.68%, 0.16% and 0.16% shares, respectively, of Ruiheng Global Limited and exercises voting and dispositive power over the shares held by such entity. Mr. Zhou Quan also holds 200 Ordinary Shares and 35,000 ordinary shares underlying warrants.
(3)	3,390,000 ordinary shares held by Yangwei Global Limited are mostly beneficially owned by Ms. Li Jingping, a director of the Company and the Company’s President and Chief Executive Officer. Ms. Li holds 91.74% shares of Yangwei Global Limited and exercises voting and dispositive power over the shares held by such entity. In addition, Ms. Li Jingping holds 200 Ordinary Shares and 75,000 ordinary shares underlying warrants.
(4)	The business address of each of the individuals is Room 703, 7/F., Beautiful Group Tower, 77 Connaught Road Central, Hong Kong.
(5)	The ordinary shares held by DeTiger Holdings Limited, DT Asia’s Former Sponsor, are beneficially owned by Ms. Winnie Lai Ling Ng. Ms. Ng is the sole director and 100% owner of DeTiger Holdings Limited and exercises voting and dispositive power over the shares held by such entity. Mr. Vincent Ng, Ms. Ng’s brother, is the Chief Executive Officer of DeTiger Holdings Limited.
(6)	In addition to 414,045 ordinary shares held by DeTiger Holdings Limited, DeTiger Holdings Limited holds 1,387,126 warrants that can be converted into 693,563 Ordinary Shares within 60 days.

Change of Control

As a result of the issuance of the shares pursuant to the Business Combination and related transactions, a change in control of the Company occurred on July 6, 2016. Except as described in this prospectus, no arrangements or understandings exist among present or former controlling shareholders with respect to the election of members of our Board and, to our knowledge, no other arrangements exist that might result in a change of control of the Company.

B.	Related Party Transactions

See Note 23 in Item 18 “Financial Statements” included in this Annual Report.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information.

Financial Statements

See Item 18 “Financial Statements” included in this Annual Report.

Legal Proceedings

There is no proceedings in which any of the Company’s directors, officers or any of their respective affiliates, or any beneficial shareholder of more than five percent of voting securities, is an adverse party or has a material interest adverse to the Company’s interest.

Dividend Policy

Feng Hui, the VIE of Adrie, declared dividends of RMB 43,000,000 (approximately $6,903,416) for the year ended December 31, 2015 to its shareholders on January 13, 2016, which were paid on March 10, 2016.

On August 29, 2016, the Company announced a one-time dividend of $0.09 per ordinary share, which represents 15% of the Company’s 2015 net income to the holders of record of the Company’s ordinary shares on September 8, 2016. On October 18, 2016, the Company paid common shares dividends by cash of $1,323,275 and ordinary shares totaled 2,013 shares with par value of $8.16 amounted $17,160. The remaining dividends of $720,000 for 8,000,000 escrow shares will be paid when these shares are vested.

On December 19, 2016, the Company announced a one-time dividend of $0.148 per ordinary share which represents an amount equal to twenty-five percent (25%) of (i) the Company’s consolidated net income for the period beginning January 1, 2016 through September 30, 2016, the end of the Company’s third quarter, less (ii) the amount of dividends paid, payable or otherwise accrued as preferred dividends with respect to the Company’s Series A preferred shares for such period. The dividend will be paid on January 20, 2017 to holders of record of the Company’s ordinary shares on December 29, 2016. The dividend will be payable in ordinary shares. No fractional shares will be issued. All dividends shall be rounded up to the nearest whole number of ordinary shares when fractional shares occur. No cash payments will be made for any fractional shares. On January 20, 2017, the dividends were paid by the Company in total of 519,156 Ordinary Shares to holders of record of the Company’s Ordinary Shares on December 29, 2016.

The Company intends to pay quarterly dividends dependent on its revenues and earnings, if any, capital requirements and general financial conditions, at the discretion of the Board of Directors.

B.	Significant Changes

Except as disclosed elsewhere in this Annual Report, there have been no other significant changes since December 31, 2016, until the date of the filing of this Annual Report.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

The table below sets forth, for the calendar quarter indicated, the high and low bid prices of our ordinary shares and warrants for the period from October 1, 2014 through December 31, 2016.

Period	Ordinary Shares		Warrants
	Low	High	Low	High
2014:
October 1 – December 31	$9.66	$9.75	$0.10	$0.15
2015:
January 1 – March 31	$9.65	$9.88	$0.09	$0.13
April 1 – June 30	$9.75	$10.25	$0.09	$0.17
July 1 – September 30	$9.90	$10.17	$0.08	$0.13
October 1 – December 31	$9.90	$10.07	$0.02	$0.14
2016:
January 1 – March 31	$9.90	$10.15	$0.02	$0.13
April 1 – June 30	$7.80	$10.25	$0.04	$0.11
July 1 – September 30	$4.13	$8.89	$0.06	$0.30
October 1 – December 31	$6.00	$8.00	$0.05	$0.27

As of March 2, 2017, the last reported sales price of our ordinary shares on the Nasdaq Capital Market was $6.65 per share. As of March 2, 2017, the last reported sales price of our warrants on the Over-the-Counter Bulletin Board was $0.12.

Transfer Agent

The transfer agent for our ordinary shares and warrants is Continental Stock Transfer & Trust Company, 17 Battery Place, New York, New York 10004.

B.	Plan of Distribution

Not applicable.

C.	Markets for Ordinary shares

Our ordinary shares and warrants are currently listed on the Nasdaq Capital Market and the Over-the-Counter Bulletin Board under the symbols “CLDC” and “CLDCF,” respectively.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

General

We are a company incorporated in the British Virgin Islands as a BVI business company (company number 1819503) and our affairs are governed by our charter, the BVI Business Companies Act, 2004, as amended, and the common law of the British Virgin Islands. We are authorized to issue an unlimited number of both ordinary shares of no par value and preferred shares of no par value.

Ordinary Shares

As of December 31, 2016, there were 22,898,864 ordinary shares outstanding. Under the BVI Business Companies Act, 2004, as amended, the ordinary shares are deemed to be issued when the name of the shareholder is entered in our register of members.

At any general meeting on a show of hands every ordinary shareholder who is present in person (or, in the case of a shareholder being a corporation, by its duly authorized representative) or by proxy will have one vote for each share held on all matters to be voted on by shareholders. Voting at any meeting of the ordinary shareholders is by show of hands unless a poll is demanded. A poll may be demanded by shareholders present in person or by proxy if the shareholder disputes the outcome of the vote on a proposed resolution and the chairman shall cause a poll to be taken.

Our Board of Directors is divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors (provided, that, holders of at least 75% of the shares can remove a director with or without cause).

Our shareholders are entitled to receive ratable dividends when, as and if declared by the Board of Directors out of funds legally available therefor.

In the event of a liquidation or winding up of the Company, our shareholders are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of shares, if any, having preference over the ordinary shares. Our shareholders have no preemptive or other subscription rights. There are no sinking fund provisions applicable to the ordinary shares, except that we will provide our shareholders with the redemption rights set forth above.

Preferred Shares

Our charter authorizes the issuance without shareholder approval of an unlimited number of preferred shares divided into five classes, Class A through Class E, each with such designation, rights and preferences as are set out in the memorandum and articles of association or as may be determined by a resolution of our Board of Directors to amend the charter to create such designations, rights and preferences. We have five classes of preferred shares to give us flexibility as to the terms on which each class is issued. Accordingly, starting with five classes of preference shares will allow us to issue shares at different times on different terms. Accordingly, our Board of Directors is empowered, without shareholder approval, to issue preferred shares with dividend, liquidation, redemption, voting or other rights, which could adversely affect the voting power or other rights of the holders of ordinary shares. These preferred shares could be utilized as a method of discouraging, delaying or preventing a change in control of us.

On July 6, 2016, in connection with of the Business Combination, we issued 715,000 shares of Series A Convertible Preferred Shares in a PIPE offering. Although we do not currently intend to issue any preferred shares other than the preferred shares distributed as a result of the PIPE offering, we may do so in the future.

The rights of preferred shareholders may only be amended by a resolution to amend our charter, provided such amendment is also approved by a separate resolution of a majority of the votes of preferred shareholders who being so entitled attend and vote at the class meeting of the relevant preferred class. If our preferred shareholders want us to hold a meeting of preferred shareholders (or of a class of preferred shareholders), they may requisition the directors to hold one upon the written request of preferred shareholders entitled to exercise at least 30 percent of the voting rights in respect of the matter (or class) for which the meeting is requested. Under BVI law, we may not increase the required percentage to call a meeting above 30 percent.

Series A Convertible Preferred Shares

Pursuant to the terms of the Share Exchange Agreement, immediately prior to the consummation of the Business Combination, the Company consummated a private placement of 715,000 shares of newly created Series A Convertible Preferred Shares. The Series A Convertible Preferred Shares were sold at a purchase price of $12.00 per share and the Series A Convertible Preferred Shares are entitled to a dividend of 8% per annum. Each Series A Convertible Preferred Shares are convertible at any time into one ordinary share at an initial conversion price of $12.00 per share, subject to adjustment; provided, however that the Series A Convertible Preferred Shares shall automatically convert at such time that the average closing price of the ordinary shares is at least $16.00. Additionally, the Series A Convertible Preferred Shares shall be redeemed at $12.00 per share, plus accrued dividends, on the fifth anniversary of the date of issuance, or earlier upon the occurrence of certain reorganization events. In the event of any liquidation, winding-up or dissolution of the Company, whether voluntary or involuntary, each holder of a Series A Convertible Preferred Shares shall be entitled to receive a liquidation preference of $12.00 per share, plus an amount equal to accumulated and unpaid dividends on such shares to (but excluding) the date fixed for liquidation, winding-up or dissolution to be paid out of the assets of the Company available for distribution to its members, after satisfaction of liabilities owed to the Company’s creditors and holders of any senior shares and before any payment or distribution is made to holders of any ordinary shares or other junior shares. The total amount raised from issuance of Series A Convertible Preferred Shares was $8,580,000 and the accrued dividends was $333,327. As of December 31, 2016, the balance of Series A Convertible Preferred Shares was $8,913,327.

Warrants

As of December 31, 2016, there are 9,280,323 warrants of the Company currently outstanding, of which 6,860,063 are designated “public warrants,” 33,134 are designated “private warrants”, 1,387,126 are designated “Sponsor warrants” and 1,000,000 warrants are transferred to employees of the Company from DeTiger. Each public warrant entitles the registered holder to purchase one half of one ordinary share at a price of $12.00 per full share, subject to adjustment as discussed below, at any time commencing on the completion of the Business Combination. Pursuant to the Warrant Agreement, a warrant holder may exercise its warrants only for a whole number of shares. This means that only an even number of warrants may be exercised at any given time by a warrant holder. However, no public warrants will be exercisable for cash unless we have an effective and current registration statement covering the ordinary shares issuable upon exercise of the warrants and a current prospectus relating to such ordinary shares. Notwithstanding the foregoing, if a registration statement covering the ordinary shares issuable upon exercise of the public warrants is not effective within 90 days from the Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to an available exemption from registration under the Securities Act. If an exemption from registration is not available, holders will not be able to exercise their warrants on a cashless basis. The warrants will expire on July 6, 2021 at 5:00 p.m., New York City time.

The private warrants and Sponsor warrants are identical to the public warrants except that such warrants will be exercisable for cash (even if a registration statement covering the ordinary shares issuable upon exercise of such warrants is not effective) or on a cashless basis, at the holder’s option, and will not be redeemable by us, in each case so long as they are still held by the initial purchasers or their affiliates.

We may call the warrants for redemption (excluding the private warrants and Sponsor warrants but including any outstanding warrants issued upon exercise of the purchase option issued to EarlyBird and/or its designees), in whole and not in part, at a price of $0.01 per warrant:

●	at any time while the warrants are exercisable,

●	upon not less than 30 days’ prior written notice of redemption to each warrant holder,

●	if, and only if, the reported last sale price of the ordinary shares equals or exceeds $18.00 per share, for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to warrant holders, and

●	if, and only if, there is a current registration statement in effect with respect to the ordinary shares underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

The right to exercise will be forfeited unless the warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a warrant will have no further rights except to receive the redemption price for such holder’s warrant upon surrender of such warrant.

The redemption criteria for our warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the warrant exercise price so that if the share price declines as a result of our redemption call, the redemption will not cause the share price to drop below the exercise price of the warrants.

If we call the warrants for redemption as described above, our management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. Whether we will exercise our option to require all holders to exercise their warrants on a “cashless basis” will depend on a variety of factors including the price of our ordinary shares at the time the warrants are called for redemption, our cash needs at such time and concerns regarding dilutive share issuances.

The exercise price and number of ordinary shares issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of ordinary shares at a price below their respective exercise prices.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of ordinary shares and any voting rights until they exercise their warrants and receive ordinary shares. After the issuance of ordinary shares upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

Warrant holders may elect to be subject to a restriction on the exercise of their warrants such that an electing warrant holder would not be able to exercise their warrants to the extent that, after giving effect to such exercise, such holder would beneficially own in excess of 9.8% of the ordinary shares outstanding.

No fractional shares will be issued upon exercise of warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round up or down to the nearest whole number the number of ordinary shares to be issued to the warrant holder.

Purchase Option

We have sold to EarlyBird (and/or its designees) an option to purchase up to 600,000 units at $11.75 per unit. The option represents the right to purchase up to 660,000 ordinary shares and 600,000 warrants to purchase 300,000 full shares. The purchase option may be exercised for cash or on a cashless basis, at the holder’s option, at any time prior to September 30, 2019, the five-year anniversary of the effective date of the IPO registration statement. Notwithstanding anything to the contrary, neither the option nor the warrants underlying the option shall be exercisable after September 30, 2019. The option grants to holders demand and “piggy back” rights for periods of five and seven years, respectively, from September 30, 2014 (the effective date of the IPO registration statement) with respect to the registration under the Securities Act of the securities directly and indirectly issuable upon exercise of the option. We will bear all fees and expenses attendant to registering the securities, other than underwriting commissions, which will be paid for by the holders themselves. The exercise price and number of units issuable upon exercise of the option may be adjusted in certain circumstances including in the event of a stock dividend, or our recapitalization, reorganization, merger or consolidation. However, the option will not be adjusted for issuances of ordinary shares at a price below its exercise price. We will have no obligation to net cash settle the exercise of the purchase option or the rights or warrants underlying the purchase option. The holder of the purchase option will not be entitled to exercise the purchase option or the warrants underlying the purchase option unless a registration statement covering the securities underlying the purchase option is effective or an exemption from registration is available. If the holder is unable to exercise the purchase option or underlying warrants, the purchase option or warrants, as applicable, will expire worthless.

Registration Rights

Concurrently with the consummation of our IPO, in October 2014, the Company granted certain investors registration rights pursuant to a Registration Rights Agreement. The holders of 25% of the securities subject to the Registration Rights Agreement are entitled to make up to three demands, excluding short form registration demands, that we register such securities for sale under the Securities Act. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our Business Combination.

We have agreed that as soon as practicable, but in no event later than ninety (90) days, after the Business Combination, we will use our best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the ordinary shares issuable upon exercise of the public warrants. We have agreed to use our best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the public warrants in accordance with the provisions of the Warrant Agreement.

We have agreed to use commercially reasonable efforts to have a registration statement registering the resale of the Company’s ordinary shares issuable upon conversion of the Series A Convertible Preferred Shares under the Securities Act declared effective within one hundred eighty (180) days after the closing of the Business Combination.

On July 6, 2016 and in connection with the Business Combination, the Company entered into a Registration Rights Agreement with the Sellers. Under the Registration Rights Agreement, the Sellers hold registration rights that will obligate the Company to register for resale under the Securities Act, all or any portion of the shares held by them issued in connection with the share exchange so long as such shares are not then restricted under the Lock-Up Agreement. Subject to certain exceptions, if any time after the closing of the Business Combination, the Company proposes to file a registration statement under the Securities Act with respect to its securities, under the Registration Rights Agreement, the Company shall give notice to the Sellers as to the proposed filing and offer the Sellers an opportunity to register the sale of such number of shares as requested by the Sellers in writing. In addition, subject to certain exceptions, Sellers will be entitled under the Registration Rights Agreement to request in writing that the Company register the resale of their shares on Form S-3 and any similar short-form registration that may be available at such time.

Lock-Up Agreement

On July 6, 2016 and in connection with the Business Combination, the Sellers entered into a Lock-Up Agreement. Under the Lock-Up Agreement, each Seller agrees that such Seller will not, from the closing of the Business Combination until the first anniversary of the closing (or if earlier, the date on which the Company consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party that results in all of the Company’s shareholders having the right to exchange either equity holdings in us for cash, securities or other property), (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to any of the shares held by them issued in connection with the share exchange, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the shares held by them issued in connection with the share exchange, in cash or otherwise, or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii). Each Seller further agrees that the shares held in escrow will continue to be subject to such transfer restrictions until they are released from the escrow account. However, each Seller will be allowed to transfer any of the shares held by them issued in connection with the share exchange (other than the shares held in escrow while they are held in the escrow account) by gift, will or intestate succession or to any affiliate, shareholder, members, party or trust beneficiary, provided in each such case that the transferee thereof agrees to be bound by the restrictions set forth in the Lock-up Agreement. Additionally, each Seller will be allowed to pledge the shares held by them issued in connection with the share exchange (other than the shares held in escrow while they are held in the escrow account) to an unaffiliated third party as a guarantee to secure borrowings made by such third party to Adrie or any of its subsidiaries or and variable interest entities.

Escrow Agreements

On September 30, 2014, the Company entered into an Escrow Agreement with certain investors. The shares held by these investors are subject to certain transfer restrictions. The investors have agreed not to transfer, assign or sell any of their ordinary shares (except to certain permitted transferees) until, with respect to 50% of the shares, the earlier of (i) one year after the date of the Business Combination or (ii) the date on which the closing price of our ordinary shares equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after our Business Combination, with respect to the remaining 50% of the shares held by them, upon one year after the date of the consummation of our Business Combination, or earlier, in either case, if, subsequent to our Business Combination, we consummate a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property.

On July 6, 2016 and in connection with the Business Combination, the Company and the seller representative (on behalf of the Sellers) entered into an Escrow Agreement with Continental Stock Transfer & Trust Company. Pursuant to the Escrow Agreement, the escrow agent will hold the escrow shares in a segregated escrow account, to be held and disbursed as agreed to in the Share Exchange Agreement.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this Annual Report.

D.	Exchange controls

The principal regulations governing foreign currency exchange in the PRC are the Foreign Exchange Administration Regulations promulgated by the State Council, as amended on August 5, 2008, or the Foreign Exchange Regulations. Under the Foreign Exchange Regulations, the RMB is freely convertible for current account items, as long as true and lawful transaction basis is provided, but not for capital account items, such as capital transfer, direct investments, loans, repatriation of investments, investments in securities and derivatives outside of the PRC, unless the prior approval of the State Administration of Foreign Exchange, or the SAFE, is obtained and prior registration with the SAFE is made.

E.	Taxation

The following description is not intended to constitute a complete analysis of all tax consequences relating to the ownership and disposition of our securities. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

British Virgin Islands Taxation

Under the law of the British Virgin Islands as currently in effect, a holder of our shares who is not a resident of the British Virgin Islands is not liable for British Virgin Islands income tax on dividends paid with respect to our shares, and all holders of our securities are not liable to the British Virgin Islands for income tax on gains realized on the sale or disposal of such securities. The British Virgin Islands does not impose a withholding tax on dividends paid by a company incorporated or re-registered under the BVI Act.

There are no capital gains, gift or inheritance taxes levied by the British Virgin Islands on companies incorporated or re-registered under the BVI Act. In addition, securities of companies incorporated or re-registered under the BVI Act are not subject to transfer taxes, stamp duties or similar charges.

There is no income tax treaty or convention currently in effect between the United States and the British Virgin Islands, although a Tax Information Exchange Agreement is in force.

U.S. Federal Income Taxation

General

The following is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares. The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our ordinary shares that is for U.S. federal income tax purposes:

●	an individual citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

A beneficial owner of our ordinary shares that is described above is referred to herein as a “U.S. Holder.” If a beneficial owner of our ordinary shares is not described as a U.S. Holder and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder.” The material U.S. federal income tax consequences applicable specifically to Non-U.S. Holders are described below under the heading “Non-U.S. Holders.”

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that own and hold our ordinary shares as capital assets within the meaning of Section 1221 of the Code, and does not discuss the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

■	financial institutions or financial services entities;

■	broker-dealers;

■	persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;

■	tax-exempt entities;

■	governments or agencies or instrumentalities thereof;

■	insurance companies;

■	regulated investment companies;

■	real estate investment trusts;

■	certain expatriates or former long-term residents of the United States;

■	persons that actually or constructively own 5% or more of our voting shares;

■	persons that acquired our ordinary shares pursuant to an exercise of employee options, in connection with employee incentive plans or otherwise as compensation;

■	persons that hold our ordinary shares as part of a straddle, constructive sale, hedging, conversion or other integrated transaction;

■	persons whose functional currency is not the U.S. dollar;

■	controlled foreign corporations; or

■	passive foreign investment companies.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws or, except as discussed herein, any tax reporting obligations applicable to a holder of our ordinary shares. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our ordinary shares through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our ordinary shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distribution made (or deemed made) in respect of our ordinary shares and any consideration received (or deemed received) by a holder in connection with the sale or other disposition of such ordinary shares will be in U.S. dollars. In addition, this discussion assumes that we will be treated as a foreign corporation for U.S. federal income tax purposes.

We have not sought, and will not seek, a ruling from the Internal Revenue Service (“IRS”) or an opinion of counsel as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

THIS DISCUSSION IS ONLY A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES. IT IS NOT TAX ADVICE. EACH HOLDER OF OUR ORDINARY SHARES IS URGED TO CONSULT ITS OWN TAX ADVISOR IN RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND ANY APPLICABLE TAX TREATIES.

U.S. Holders

Taxation of Cash Distributions Paid on Ordinary Shares

Subject to the passive foreign investment company (“PFIC”) rules discussed below, a U.S. Holder generally will be required to include in gross income as ordinary income the amount of any cash dividend paid on our ordinary shares. A cash distribution on such ordinary shares generally will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Such dividend generally will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The portion of such cash distribution, if any, in excess of such earnings and profits will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in our ordinary shares. Any remaining excess generally will be treated as gain from the sale or other taxable disposition of such ordinary shares.

With respect to non-corporate U.S. Holders, any such dividends may be subject to U.S. federal income tax at the lower applicable regular long term capital gains tax rate (see “ — Taxation on the Disposition of Ordinary Shares” below) provided that (1) our ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a PFIC, as discussed below, for either the taxable year in which such dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under published IRS authority, ordinary shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include the Nasdaq Capital Market. Although our ordinary shares are currently listed on the Nasdaq Capital Market, U.S. Holders nevertheless should consult their own tax advisors regarding the availability of the lower rate for any dividends paid in respect to our ordinary shares.

Taxation on the Disposition of Ordinary Shares

Upon a sale or other taxable disposition of our ordinary shares, and subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the ordinary shares.

The regular U.S. federal income tax rate on capital gains recognized by U.S. Holders generally is the same as the regular U.S. federal income tax rate on ordinary income, except that long-term capital gains recognized by non-corporate U.S. Holders generally are subject to U.S. federal income tax at a maximum regular rate of 20%. Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the ordinary shares exceeds one year. The deductibility of capital losses is subject to various limitations.

Passive Foreign Investment Company Rules

A foreign (i.e., non-U.S.) corporation will be a PFIC if either (a) at least 75% of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income, or (b) at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

Based on the composition (and estimated values) of the assets and the nature of our income and that of our subsidiaries during the taxable year ended June 30, 2016, we believe that we may be treated as a PFIC for such year. However, because we have not performed a definitive analysis as to our PFIC status for such taxable year, there can be no assurance in respect to our PFIC status for such taxable year. There also can be no assurance in respect to our status as a PFIC for our current taxable year or any future taxable year.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our ordinary shares, and such U.S. Holder did not make either a timely qualified electing fund (“QEF”) election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our ordinary shares, a QEF election along with a purging election or a mark-to-market election, each as described below, such holder generally will be subject to special rules for regular U.S. federal income tax purposes in respect to:

●	any gain recognized by the U.S. Holder on the sale or other disposition of its ordinary shares; and

●	any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the ordinary shares).

Under these rules,

■	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares;

■	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we qualified as a PFIC, will be taxed as ordinary income;

■	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

■	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

In general, if we are determined to be a PFIC, a U.S. Holder may avoid the PFIC tax consequences described above in respect to our ordinary shares by making a timely QEF election (or a QEF election along with a purging election). Pursuant to the QEF election, a U.S. Holder will be required to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the taxable year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from us. Upon request from a U.S. Holder, we will endeavor to provide to the U.S. Holder no later than 90 days after the request such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election. However, there is no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided.

If a U.S. Holder has made a QEF election in respect to our ordinary shares, and the special tax and interest charge rules do not apply to such ordinary shares (because of a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares or a QEF election along with a purge of the PFIC taint pursuant to a purging election, as described below), any gain recognized on the sale or other taxable disposition of such ordinary shares generally will be taxable as capital gain and no interest charge will be imposed. As discussed above, for regular U.S. federal income tax purposes, U.S. Holders of a QEF are currently taxed on their pro rata shares of the QEF’s earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable as a dividend to such U.S. Holders. The adjusted tax basis of a U.S. Holder’s ordinary shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning ordinary shares in a QEF.

Although a determination as to our PFIC status will be made annually, an initial determination that we are a PFIC generally will apply for subsequent years to a U.S. Holder who held our ordinary shares while we were a PFIC, whether or not we meet the test for PFIC status in those subsequent years. A U.S. Holder who makes the QEF election discussed above for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) our ordinary shares, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such ordinary shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime in respect to such ordinary shares for any of our taxable years that end within or with a taxable year of the U.S. Holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our taxable years in which we are a PFIC and during which the U.S. Holder holds (or is deemed to hold) our ordinary shares, the PFIC rules discussed above will continue to apply to such shares unless the holder files on a timely filed U.S. income tax return (including extensions) a QEF election and a purging election to recognize under the rules of Section 1291 of the Code any gain that it would otherwise recognize if the U.S. Holder sold shares for their fair market value on the “qualification date.” The qualification date is the first day of our tax year in which we qualify as a QEF with respect to such U.S. Holder. The purging election can only be made if such U.S. Holder held shares on the qualification date. The gain recognized by the purging election generally will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder generally will increase the adjusted tax basis in its shares by the amount of gain recognized and will also have a new holding period in the shares for purposes of the PFIC rules.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns ordinary shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election in respect to such ordinary shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) our ordinary shares and for which we are determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its ordinary shares as long as such shares continue to be treated as marketable stock. Instead, in general, the U.S. Holder will include as ordinary income for each year that we are treated as a PFIC the excess, if any, of the fair market value of its ordinary shares at the end of its taxable year over the adjusted tax basis in its ordinary shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted tax basis of its ordinary shares over the fair market value of its ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s adjusted tax basis in its ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the ordinary shares in a taxable year in which we are treated as a PFIC will be treated as ordinary income. Special tax rules may also apply if a U.S. holder makes a mark-to-market election for a taxable year after the first taxable year in which the U.S. Holder holds (or is deemed to hold) its ordinary shares and for which we are determined to be a PFIC.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including the Nasdaq Capital Market, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Although our ordinary shares are currently listed on the Nasdaq Capital Market, U.S. Holders nevertheless should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our ordinary shares.

If we are a PFIC and, at any time, have a foreign subsidiary that is classified as a PFIC, a U.S. Holder of our ordinary shares generally should be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, or the U.S. Holder were otherwise deemed to have disposed of an interest in, the lower-tier PFIC. Upon request, we will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder no later than 90 days after the request the information that may be required to make or maintain a QEF election in respect to the lower-tier PFIC. However, there is no assurance that we will have timely knowledge of the status of any such lower-tier PFIC or will be able to cause the lower-tier PFIC to provide the required information. A mark-to-market election generally would not be available in respect to such a lower-tier PFIC. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) ordinary shares in a PFIC during any taxable year of the U.S. Holder may have to file an IRS Form 8621 (whether or not a QEF election or mark-to-market election is or has been made) with such U.S. Holder’s U.S. federal income tax return and provide such other information as may be required by the U.S. Treasury Department.

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our ordinary shares should consult their own tax advisors concerning the application of the PFIC rules to our ordinary shares under their particular circumstances.

 Additional Taxes

U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, without limitation, dividends on, and gains from, the sale or other taxable disposition of, our ordinary shares, subject to certain limitations and exceptions. Under applicable regulations, in the absence of a special election, such unearned income generally would not include income inclusions under the QEF rules discussed above under “— Passive Foreign Investment Company Rules,” but would include distributions of earnings and profits from a QEF. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our ordinary shares.

Non-U.S. Holders

Cash dividends paid to a Non-U.S. Holder in respect to our ordinary shares generally will not be subject to U.S. federal income tax unless such dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other taxable disposition of our ordinary shares unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of such sale or other disposition and certain other conditions are met (in which case, such gain from U.S. sources generally is subject to U.S. federal income tax at a 30% rate or a lower applicable tax treaty rate).

Cash dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) generally will be subject to regular U.S. federal income tax at the same regular U.S. federal income tax rates as applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes will apply to cash distributions made on our ordinary shares within the United States to a U.S. Holder (other than an exempt recipient) and to the proceeds from sales and other dispositions of our ordinary shares by a U.S. Holder (other than an exempt recipient) to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances. In addition, certain information concerning a U.S. Holder’s adjusted tax basis in its ordinary shares and adjustments to that tax basis and whether any gain or loss with respect to such ordinary shares is long-term or short-term also may be required to be reported to the IRS, and certain holders may be required to file an IRS Form 8938 (Statement of Specified Foreign Financial Assets) to report their interest in our ordinary shares.

Moreover, backup withholding of U.S. federal income tax at a rate of 28%, generally will apply to cash dividends paid on our ordinary shares to a U.S. Holder (other than an exempt recipient) and the proceeds from sales and other dispositions of our ordinary shares by a U.S. Holder (other than an exempt recipient), in each case who:

■	fails to provide an accurate taxpayer identification number;

■	is notified by the IRS that backup withholding is required; or

■	in certain circumstances, fails to comply with applicable certification requirements.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedures for obtaining an exemption from backup withholding in their particular circumstances.

F.	Dividends and paying agents

Not applicable.

G.	Statement by experts

Not applicable.

H.	Documents on display

You may inspect our securities filings, including this Annual Report and the exhibits and schedules thereto, without charge at the offices of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of the Annual Report from the Public Reference Section of the SEC, 100 F Street, NE, Washington, D.C. 20549 upon the payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants like us that file electronically with the SEC. You can also inspect the Annual Report on this website.

A copy of each document (or a translation thereof to the extent not in English) concerning our company that is referred to in this Annual Report is available for public view (subject to confidential treatment of certain agreements pursuant to applicable law) at our principal executive offices.

I.	Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Credit Risk

Credit risk is one of the most significant risks for the Company’s business. Credit risk exposures arise principally in lending activities which is an off-balance sheet financial instrument.

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. The Company manages credit risk through in-house research and analysis of the Chinese economy and the underlying obligors and transaction structures. To minimize credit risk, the Company requires collateral in the form of rights to cash, securities or property and equipment.

The Company identifies credit risk collectively based on industry, geography and customer type. This information is monitored regularly by management.

In measuring the credit risk of lending loans to corporate customers, the Company mainly reflects the “probability of default” by the customer on its contractual obligations and considers the current financial position of the customer and the exposures to the customer and its likely future development. For individual customers, the Company uses standard approval procedures to manage credit risk for personal loans.

Liquidity Risk

The Company is also exposed to liquidity risk which is risk that it is unable to provide sufficient capital resources and liquidity to meet its commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, the Company will turn to other financial institutions and the owners to obtain short-term funding to meet the liquidity shortage.

Foreign Currency Risk

A majority of the Company’s operating activities and a significant portion of the Company’s assets and liabilities are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the PBOC or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

Industry Concentration Risk

The Company attempts to spread its industry risk and to avoid over reliance on any particular industry by diversifying its customer base into several industries. As of December 31, 2016, the Company’s business covered more than eight industries, including Commerce and Trade, Real Estates, Energy and Mining, Agriculture, Manufacturing, Supply Chain Financing, Service and Others. Loan receivables on Tire Supply Chain Financing represented approximately 36.8% of the total loan receivables of the Company, which was mainly contributed by the seasonal factor as the tire dealers are stocking up for the winter snow tires peak season. The management expects to reduce this percentage in 2017 as loan for other industries will pick up.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure controls and procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in our Exchange Act reports is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of our management, including our Chief Executive Officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act. Based on this evaluation, our Chief Executive Officer concluded that our disclosure controls and procedures were effective at a reasonable assurance level and, accordingly, provide reasonable assurance that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

(b)-(c) Management’s annual report on internal control over financial reporting and attestation report of the registered public accounting firm

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

(d) Changes in internal control over financial reporting

With the work performed by an experienced finance team, there was improvement in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2016 covered by this Annual Report that has positively affected, or is reasonably likely to positively affect, our internal control over financial reporting.

As part of the Business Combination, we have a professional finance team in place lead by a seasoned Chief Financial Officer to ascertain the internal control over financial reporting in accordance with U.S. GAAP.

ITEM 16. [RESERVED]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT.

Our Board of Directors has determined that Mr. Jason Kon Man Wong, a member of our audit committee is an audit committee financial expert as defined by rules of the U.S. Securities and Exchange Commission and is an independent director under NASDAQ Listing Rules.

ITEM 16B.  CODE OF ETHICS.

We have adopted a Code of Ethics that applies to all of our employees, including our Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer. Our Code of Ethics is available on our corporate website. If we amend or grant a waiver of one or more of the provisions of our Code of Ethics, we intend to satisfy the requirements under Form 6-K regarding the disclosure of amendments to or waivers from provisions of our Code of Ethics that apply to our principal executive officer, principal financial officer and principal accounting officer by posting the required information on our website at the above address.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.

UHY LLP (“UHY”) has served as the Company’s independent registered public accounting firm from April 8, 2014 (inception) through December 31, 2016.

Marcum Bernstein & Pinchuk LLP (“Marcum”) served as Adrie’s independent registered public accounting firm for the fiscal years ended December 31, 2015 and 2014. In connection with the Business Combination, Markum was dismissed on October 11, 2016. Marcum’s report on Adrie’s financial statements did not contain an adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principles. During the period of Marcum’s engagement by Adrie, there were no disagreements with Marcum on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which if not resolved to the satisfaction of Marcum, would have caused it to make a reference to the subject matter of the disagreement(s) in connection with its reports covering such periods. In addition, no “reportable events,” as defined in Item 304(a)(1)(v) of Regulation S-K, occurred within the period of Marcum’s engagement and the subsequent interim period preceding Marcum’s dismissal.

The following table represents aggregate fees billed to us for professional services rendered for the fiscal years ended December 31, 2016 and 2015 by UHY:

	2016	2015
Audit Fees(1)	$129,044	-
Audit-Related Fees(2)	-	-
Tax Fees(3)	-	-
Total	$129,044	-

(1)	The audit fees for the years ended December 31, 2016 and 2015 were for professional services rendered for the audit of our annual financial statements, review of the financial information included in our quarterly reports for the respective periods, the registration statement and other required filings with the SEC.
(2)	Audit-related fees for the year ended December 31, 2016 and 2015 were for assurance and related services that are reasonably related to performance of the audit or review of our financial statements and are not reported under “Audit Fees”.
(3)	Tax fees for the years ended December 31, 2016 and 2015 were for services related to tax compliance, including the preparation of tax returns and tax planning and tax advice.

The following table represents aggregate fees billed to Adrie and to us for professional services rendered for the fiscal years ended December 31, 2016 and 2015 by Marcum:

	2016	2015
Audit Fees(1)	$275,633	$367,619
Audit-Related Fees(2)	-	-
Tax Fees(3)	-	-
Total	$275,633	$367,619

(4)	The audit fees for the years ended December 31, 2016 and 2015 were for professional services rendered for the audit of our annual financial statements, review of the financial information included in our quarterly reports for the respective periods, the registration statement and other required filings with the SEC.
(5)	Audit-related fees for the years ended December 31, 2016 and 2015 were for assurance and related services that are reasonably related to performance of the audit or review of our financial statements and are not reported under “Audit Fees”.
(6)	Tax fees for the years ended December 31, 2016 and 2015 were for services related to tax compliance, including the preparation of tax returns and tax planning and tax advice.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Not applicable.

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

See Item 16.C of this Annual Report on Form 20-F.

ITEM 16G.  CORPORATE GOVERNANCE.

Except as stated above, we currently intend to comply with the rules generally applicable to U.S. domestic companies listed on NASDAQ. We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other NASDAQ corporate governance rules. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on NASDAQ, may provide less protection than is accorded to investors under NASDAQ listing requirements applicable to domestic issuers.

ITEM 16H.  MINE SAFETY DISCLOSURE.

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Financial Statements are set forth under Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our Financial Statements beginning on pages F-1 through F-36, as set forth in the following index, are hereby incorporated herein by reference. These Financial Statements are filed as part of this Annual Report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of China Lending Corporation

We have audited the consolidated accompanying balance sheet of China Lending Corporation (the “Company”) as of December 31, 2016, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flow for the year ended December 31, 2016. China Lending Corporation’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Lending Corporation as of December 31, 2016, and the results of their operations and their cash flow for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

/s/ UHY LLP
New York, New York
March 3, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Investors of Adrie Global Holdings Limited

Report on the Financial Statements

We have audited the accompanying balance sheets of Adrie Global Holdings Limited (the “Company”) as of December 31, 2015 and 2014, and the related statements of income and comprehensive income, changes in investor’s equity and cash flows for the years then ended and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ Marcum Bernstein & Pinchuk LLP

New York, New York

May 6, 2016, except for Note 21 EARNINGS PER SHARE, as to which the date is March 3, 2017 china lending corporation

consolidated Balance Sheets

	December 31,
	2016	2015
ASSETS
Cash and cash equivalents	$4,496,588	$6,732,601
Loans receivable - third parties, net of provision for loan losses of $6,426,307 and $2,197,571 as of December 31, 2016 and 2015, respectively	148,293,427	137,602,481
Loans receivable - related parties, net of provision for loan losses of nil and $11,137 as of December 31, 2016 and 2015, respectively	-	1,102,593
Interest and fee receivable	1,075,410	673,626
Amount due from a related party	-	1,653,839
Cost method investment	3,599,831	3,851,071
Property and equipment, net	88,463	116,298
Intangible asset, net	55,480	-
Deferred tax assets	861,607	243,440
Other assets	485,765	374,387
Total Assets	$158,956,571	$152,350,336

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Short-term bank loans	$7,472,530	$-
Loans from a related party, a cost investment investee	14,399,324	15,404,285
Secured loan	14,154,968	24,739,282
Dividends payable	4,108,721	6,623,843
Taxes payable	1,125,379	1,235,241
Convertible promissory note payable	650,000	-
Other liabilities	3,876,502	977,831
Total liabilities	$45,787,424	$48,980,482

Commitments and Contingencies
Convertible Redeemable Class A Preferred Shares
Preferred Shares, no par value, unlimited shares authorized; 715,000 and nil shares issued and outstanding as of December 31, 2016 and 2015, respectively	8,913,327	-

Shareholders’ Equity
Ordinary Shares, no par value; unlimited shares authorized; 22,898,864 and 20,000,000 shares issued and outstanding as of December 31, 2016, and 2015, respectively	-	-
Additional paid-in capital	91,644,559	94,723,964
Statutory reserves	6,536,238	4,667,254
Retained earnings	15,691,462	6,064,526
Accumulated other comprehensive loss	(9,616,439)	(2,085,890)
Total Shareholders’ Equity	104,255,820	103,369,854
Total Liabilities and Shareholders’ Equity	$158,956,571	$152,350,336

See notes to the consolidated financial statements.

china lending corporation

CONSOLIDATED Statements of INCOME and Comprehensive Income

	For The Years Ended December 31,
	2016	2015
Interest and fee income
Interest and fees on loans	$35,539,247	$27,641,209
Interest and fees on loans-related parties	-	531,559
Interest on deposits with banks	4,652	5,883
Total interest and fee income	35,543,899	28,178,651

Interest expense
Interest expense on short-term bank loans	(715,535)	(425,139)
Interest expense and fees on secured loan	(2,442,527)	(2,302,136)
Interest expense on loans from related parties	-	(61,542)
Interest expense on loans from a related party, a cost investment investee	(1,818,656)	(1,101,871)
Total interest expense	(4,976,718)	(3,890,688)

Provision for loan losses	(4,650,887)	(2,166,110)
Net Interest Income	25,916,294	22,121,853

Non-interest income	107,512	13,212

Non-interest expense
Salaries and employee surcharge	(1,271,650)	(917,159)
Business taxes and other taxes	(686,266)	(1,449,993)
Other operating expenses	(2,666,148)	(2,790,192)
Total non-interest expense	(4,624,064)	(5,157,344)

Income Before Tax	21,399,742	16,977,721
Income tax expense	(4,121,338)	(2,857,907)
Net Income	$17,278,404	$14,119,814

Dividend – Convertible Redeemable Class A preferred stock	(333,327)	-
Net income allocated to ordinary shareholders	$16,945,077	$14,119,814

Other comprehensive income
Foreign currency translation adjustments	(7,530,549)	(5,714,112)
Comprehensive Income	$9,747,855	$8,405,702

Weighted-average common shares outstanding – basic	18,012,452	20,519,156
Weighted-average common shares outstanding – diluted	21,530,835	20,519,156
Earnings per share to ordinary shareholders – Basic	$0.94	$0.69
Earnings per share to ordinary shareholders – Diluted	$0.79	$0.69

See notes to the consolidated financial statements

china lending corporation

CONSOLIDATED Statements of CHANGES IN SHAREHOLDERS’ EquitY

	Ordinary share		Additional			Accumulated Other
	Number of shares	Amount	paid-in capital	Statutory reserves	Retained earnings	comprehensive income/ (loss)	Total
Balance as of January 1, 2015	20,000,000	$-	94,188,869	$3,243,069	$272,313	$3,628,222	$101,332,473
Gain on disposal of loans receivable to a related party	-	-	535,095	-	-	-	535,095
Net income	-	-	-	-	14,119,814	-	14,119,814
Transfer to statutory reserves	-	-	-	1,424,185	(1,424,185)	-	-
Dividends paid	-	-	-	-	(6,903,416)	-	(6,903,416)
Foreign currency translation loss	-	-	-	-	-	(5,714,112)	(5,714,112)
Balance as of December 31, 2015	20,000,000	$-	94,723,964	$4,667,254	$6,064,526	$(2,085,890)	$103,369,854

Effect of Reverse Merger	2,172,832	-	(3,117,895)	-	-	-	(3,117,895)
Issuance of shares for share-based compensation	2,700	-	21,330	-	-	-	21,330
Shares conversion from rights	721,229	-	-	-	-	-	-
Share dividend payment to shareholders	2,103	-	17,160	-	-	-	17,160
Net income	-	-	-	-	17,278,404	-	17,278,404
Transfer to statutory reserves	-	-	-	1,868,984	(1,868,984)	-	-
Dividend declared to shareholders	-	-	-	-	(5,782,484)	-	(5,782,484)
Foreign currency translation loss	-	-	-	-	-	(7,530,549)	(7,530,549)
Balance as of December 31, 2016	22,898,864	$-	91,644,559	$6,536,238	$15,691,462	$(9,616,439)	$104,255,820

See notes to the consolidated financial statements

china lending corporation

CONSOLIDATED Statements of Cash Flows

	For the Years Ended December 31,
	2016	2015
Cash Flows from Operating Activities:
Net income	$17,278,404	$14,119,814
Adjustments to reconcile net income to net cash provided by operating activities
Share-based compensation expenses	21,330	-
Depreciation	37,448	39,415
Amortization	4,003
Loss/ (Gain) on disposal of property and equipment	58	(12,971)
Deferred tax benefit	(662,741)	(274,924)
Provisions for loan losses	4,650,887	2,166,110
Changes in operating assets and liabilities:
Interest and fee receivable	(465,901)	(79,061)
Other assets	(413,772)	(72,426)
Taxes payable	(30,601)	(764,741)
Other liabilities	3,009,560	820,988
Net Cash Provided by Operating Activities	23,428,675	15,942,204

Cash Flows from Investing Activities:
Originated loans disbursement	(331,721,346)	(237,371,565)
Repayment of loans from customers	307,589,717	212,716,218
Purchase of property and equipment	(16,341)	(156,847)
Purchase of investment	-	(4,013,614)
Purchase of intangible asset	(61,993)	-
Proceeds from sales of property and equipment	-	28,898
Proceeds from disposal of loans receivable to a related party	-	6,737,574
Net Cash Used in Investing Activities	(24,209,963)	(22,059,336)

Cash Flows from Financing Activities:
Cash acquired from reverse merger	6,083,009	-
Proceeds from issuing ordinary shares	-	1
Proceeds from short-term bank borrowings	13,997,380	5,619,060
Repayment of short-term bank borrowings	(6,020,378)	(12,843,565)
Proceeds from secured loan	-	25,783,457
Repayment of secured loan	(9,150,975)	(15,942,076)
Proceeds from loans from a cost investment investee	15,050,946	16,054,457
Repayment from loans from a cost investment investee	(15,050,946)	-
Proceeds from a related party	1,615,903	-
Payment of dividends	(7,795,182)	(5,647,881)
Net Cash (Used in) / Provided by Financing Activities	(1,270,243)	13,023,453

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(184,482)	(289,852)

Net (Decrease) / Increase in Cash and Cash Equivalents	(2,236,013)	6,616,469
Cash and Cash Equivalents at Beginning of Period	6,732,601	116,132
Cash and Cash Equivalents at End of Period	$4,496,588	$6,732,601

Supplemental Cash Flow Information
Cash paid for interest expense	$5,136,312	$3,846,128
Cash paid for income tax	$3,624,437	$3,648,094

See notes to the consolidated financial statements

CHINA LENDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

China lending corporation( f.k.s DT Asia Investments Limited, “DT Asia”)  was a blank check company incorporated on April 8, 2014, under the laws of the British Virgin Islands for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation, purchasing all or substantially all of the assets of, entering into contractual arrangements, or engaging in any other similar business combination with one or more businesses or entities (an “Initial Business Combination”).

On July 6, 2016, the Company consummated the Initial Business Combination with Adrie Global Holdings Limited (“Adrie”) and its subsidiaries and variable interest entity by acquiring from the shareholders of Adrie, all outstanding interests of Adrie and issued 20 million ordinary shares for a purchase price of $200 million, with 8 million of such shares (the “Escrow Shares”) being held in escrow and subject to forfeiture (1) should the post-combination Company fail to meet certain minimum financial performance targets, or (2) as a result of indemnification claims by DT Asia Investments Limited. One-third of the Escrow Shares shall be released upon the post-combination Company obtaining certain specified adjusted consolidated net income targets in each of the calendar years 2016, 2017 and 2018.

The transaction was accounted for as a “reverse acquisition” since, immediately following completion of the transaction, the shareholders of Adrie effectuated control of the post-combination Company. For accounting purposes, Adrie was deemed to be the accounting acquirer in the transaction and, consequently, the transaction is treated as a recapitalization of Adrie (i.e., a capital transaction involving the issuance of shares by the Company for the shares of Adrie). Accordingly, the consolidated assets, liabilities and results of operations of Adrie became the historical financial statements of China Lending Corporation and its subsidiaries, and the Company’s assets, liabilities and results of operations were consolidated with Adrie beginning on the acquisition date. No step-up in basis or intangible assets or goodwill were recorded in this transaction.

After the business acquisition, DT Asia was renamed as China Lending Corporation.

China Lending Corporation (formerly known as “DT Asia”) (the “Company”, “we”, “us” and “our”) changed its year from March 31 to December 31.

Adrie was incorporated under the laws of British Virgin Islands on November 19, 2014. The Company, through its subsidiaries and variable interest entity (“VIE”) engages in the business of providing loan facilities to micro, small and medium sized enterprises and sole proprietors in Xinjiang Uyghur Autonomous Region (“Xinjiang Province”) of the People’s Republic of China (“PRC”).

On February 11, 2015, Adrie incorporated China Feng Hui Financial Holding Group Co., Limited ("Feng Hui Holding") in Hong Kong with registered capital of HKD 1. Feng Hui Holding operates through two wholly-owned subsidiaries: Xinjiang Feng Hui Jing Kai Direct Lending Limited (“Jing Kai”) and Feng Hui Ding Xin (Beijing) Financial Consulting Co., Limited (“Ding Xin”).

On May 14, 2015, Feng Hui Holdings established Jing Kai under the laws of the PRC with registered capital of $80,000,000. Jing Kai has no operations of its own to date.

On May 20, 2015, Feng Hui Holding established Ding Xin with registered capital of $1,000,000. Ding Xin is engaged in the business of financial consulting services.

CHINA LENDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

Urumqi Feng Hui Direct Lending Limited (“Feng Hui”) is a company established under the laws of the PRC on June 12, 2009, and its shareholders as of December 31, 2016 consisted of nine PRC companies and seven PRC individuals. Feng Hui is a microcredit company primarily engaged in providing direct loan services to small-to-medium sized enterprises, farmers and individuals in Xinjiang Province, PRC.

On December 19, 2016, Feng Hui Holding established Ningbo Ding Tai Financial Leasing Co., Ltd. (“Ding Tai”) with registered capital of $30,000,000. Ding Tai is engaged in the business of financial leasing service.

In accordance with US GAAP, the primary beneficiary of a VIE is the variable interest holder (e.g., a contractual counterparty or capital provider) deemed to have the controlling financial interest(s) in the VIE. The primary beneficiary is the reporting entity (or member of a related party group) that has both of the following characteristics:

a) The power to direct the activities that most significantly impact the VIE’s economic performance; and

b) The obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE.

Currently, Feng Hui is consolidated as a VIE of Ding Xin by a series of VIE Agreements with Ding Xin.

Contractual Arrangements between Ding Xin, Feng Hui, and Feng Hui’s Shareholders

On July 16, 2015, Ding Xin, Feng Hui and/or Feng Hui’s shareholders have executed the following agreements and instruments, pursuant to which China Lending Group, through its subsidiary Ding Xin, controls Feng Hui: Share Pledge Agreement, Exclusive Business Cooperation Agreement, Exclusive Option Agreement and Power of Attorney (“VIE Agreements”). Each of the VIE Agreements is described below, and became effective upon their execution therein.

Exclusive Business Cooperation Agreement

Pursuant to the Exclusive Business Cooperation Agreement between Feng Hui and Ding Xin, Ding Xin provides Feng Hui with comprehensive business support, technical services and consulting services relating to its day-to-day business operations and management, on an exclusive basis.

For services rendered to Feng Hui by Ding Xin under this agreement, Ding Xin is entitled to collect a service fee calculated based on the complexity, required time, contents and commercial value of the consulting services provided by Ding Xin. Ding Xin will calculate and sum up the service fees and correspondingly issue a notice to Feng Hui. Feng Hui will pay such service fees to the bank accounts as designated by Ding Xin within 10 working days from the receipt of such notice.

The Exclusive Business Cooperation Agreement shall remain in effect for five years unless it is terminated by Ding Xin at its discretion with 30-days prior notice. Feng Hui does not have the right to terminate the Exclusive Business Cooperation Agreement unilaterally. Ding Xin may at its discretion unilaterally extend the term of the Exclusive Business Cooperation Agreement. This agreement grants Ding Xin the position as the primary beneficiary who is entitled to absorb losses or to receive benefits that could potentially be significant to Feng Hui.

Share Pledge Agreement

Under the Share Pledge Agreement between the Feng Hui shareholders and Ding Xin, the 16 Feng Hui shareholders pledged all of their equity interests in Feng Hui to Ding Xin to guarantee the secured indebtedness caused by failure of performance of Feng Hui’s and the Feng Hui shareholders’ obligations under the Exclusive Business Cooperation Agreement, Exclusive Option Agreement and Power of Attorney. Under the terms of the Share Pledge Agreement, any dividend or bonus received by Feng Hui in respect of the Pledged Equity shall be deposited into an account designated by Ding Xin. The Feng Hui shareholders also agreed that upon occurrence of any event of default, as set forth in the Share Pledge Agreement, Ding Xin is entitled to dispose of the pledged equity interest in accordance with applicable PRC laws. The Feng Hui shareholders further agreed not to dispose of the pledged equity interests or take any actions that would prejudice Ding Xin’s interest.

The Share Pledge Agreement shall be effective until all obligations under the other VIE Agreements have been performed by Feng Hui, when the VIE Agreements are terminated or when the secured indebtedness has been satisfied in full. Under the terms of the agreement, in the event that Feng Hui or its shareholders breach their respective contractual obligations under the Exclusive Business Cooperation Agreement, Ding Xin, as pledgee, will be entitled to certain rights, including, but not limited to, the right to collect dividends generated by the pledged equity interests and absorbs expected losses. This agreement grants Ding Xin the position as the primary beneficiary who is entitled to absorb losses or to receive benefits that could potentially be significant to Feng Hui.

Risks in relation to the VIE structure

There are no consolidated VIEs’ assets that are collateral for the VIEs’ obligations and can only be used to settle the VIEs’ obligations. There are no creditors (or beneficial interest holders) of the VIEs that have recourse to the general credit of the Company or any of its consolidated subsidiaries. Conversely, liabilities recognized as a result of consolidating this VIE do not have any recourse on the Company’s general assets. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests, which require the Company or its subsidiaries to provide financial support to the VIEs.

CHINA LENDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2016 AND 2015

Exclusive Option Agreement

Under the Exclusive Option Agreement, the Feng Hui shareholders irrevocably granted Ding Xin (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, part or all of their equity interests in Feng Hui. The option price is equal to the lowest price permissible by PRC laws.

The Exclusive Option Agreement will remain effective for a term of five years and may be renewed at Ding Xin’s discretion.

Power of Attorney

Under the Power of Attorney, each Feng Hui shareholder authorized Ding Xin to act on the shareholder’s behalf as his, her or its exclusive agent and attorney with respect to all rights as a shareholder of Feng Hui, under PRC laws and the Articles of Association of Feng Hui, including but not limited to attending shareholder meetings and voting to approve the sale or transfer or pledge or disposition of shares in part or in whole or to designate and appoint the legal representative, directors, and supervisors of Feng Hui. When Ding Xin executes such shareholders’ rights, it should obtain all the current Ding Xin directors’ approval by the resolution of board of directors.

The Power of Attorney shall be continuously valid with respect to each Feng Hui shareholder from the date of execution of the Power of Attorney, so long as such Feng Hui shareholder is a shareholder of Feng Hui. Ding Xin is entitled to terminate the Power of Attorney unilaterally at its discretion by the written notice to Feng Hui.

The effective period of the VIE agreements is from July 16, 2015 to July 15, 2020. The VIE agreements can be renewed by written confirmation by Ding Xin to Feng Hui before their expiration. The extension length can be decided by Ding Xin solely. Once renewed, all the aforesaid agreed terms shall be unconditionally accepted by Feng Hui. Each VIE agreement can only be terminated if all parties thereto agree in writing to terminate the VIE agreement or if Ding Xin delivers to Feng Hui a notice of termination at least 30 days in advance of the termination effective date. Feng Hui has no right to terminate the VIE agreements unilaterally. Under this agreement, Ding Xin processes the power to direct the activities that most significantly impact the Feng Hui’s economic performance.

Upon a series of VIE Agreements, currently, substantially all of China Lending’s consolidated assets are held, and its consolidated revenues and income are generated, by Feng Hui, its consolidated variable interest entity that is controlled by contractual arrangements. Feng Hui is based in Urumqi, the capital city and business hub of Xinjiang Province, and most of Feng Hui’s lending activities are to enterprises and individual proprietors based there. The consolidated VIE’s assets may be used as collateral for the VIE's obligation and the creditors of consolidated VIE have no recourse to the general credit of the primary beneficiary.

CHINA LENDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

As of December 31, 2016, the group structure of the Company is as following:

Consolidated financial statements as of and for the year ended December 31, 2016 included China Lending Corporation, Adrie, Feng Hui Holding, Jing Kai, Ding Xin, Ding Tai and Feng Hui. The balance sheets as of December 31, 2016 and 2015, and the statements of income and comprehensive income, and cash flows for the years ended December 31, 2016 and 2015 were retrospectively adjusted to furnish comparative information, and included China Lending Corporation, Adrie, Feng Hui Holding, Jin Kai, Ding Xin, Ding Tai and Feng Hui.

Emerging Growth Company

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a Company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth Company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

CHINA LENDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2016 AND 2015

2. Summary of Significant Accounting Policies

Basis of presentation

The consolidated financial statements of the Company and its subsidiaries and VIE are prepared and presented in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”).

All significant inter-company transactions and balances have been eliminated upon consolidation.

Cash and cash equivalents

Cash and cash equivalents consist of bank deposits with original maturities of three months or less, all of which are unrestricted as to withdrawal and uninsured. Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which at times, may exceed the U.S. Federal depository insurance coverage of $250,000, or other limits of protection if held in financial institutions outside of the U.S., such as Government securities coverage of HK$500,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Loans receivable, net

Loans receivable primarily represent loan amounts due from customers. Loans receivable are recorded at unpaid principal balances net of provision that reflects the Company’s best estimate of the amounts that will not be collected. The loans receivable portfolio consists of business and personal loans (See Note 8).

Provision for loan losses

The provision for loan losses is increased by charges to income and decreased by charge offs (net of recoveries). Recoveries represent subsequent collection of amounts previously charged-off. The increase in provision for loan losses is the netting effect of “reversal” and “provision” for both business and personal loans. If the ending balance of the provision for loan losses after any charge offs (net of recoveries) is less than the beginning balance, it will be recorded as a “reversal”; if it is larger, it will be recorded as a “provision” in the provision for loan loss. The netting amount of the “reversal” and the “provision” is presented in the statements of income and comprehensive income

The provision consists of specific and general components. The specific component consists of the amount of impairment related to loans that have been evaluated on an individual basis, and the general component consists of the amount of impairment related to loans that have been evaluated on a collective basis. Loans are considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts when due according to the contractual terms of the loan agreement. Loans for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings (“TDRs”).

The Company recognizes a charge-off when management determines that full repayment of a loan is not probable. The primary factor in making that determination is the potential outcome of a lawsuit against the delinquent debtor. The Company will recognize a charge-off when the Company loses contact with the delinquent borrower for more than nine months or when the court rules against the Company to seize the collateral asset of the delinquent debt from either the guarantor or borrower. In addition, when the recoverability of the delinquent debt is highly unlikely, the senior management team will go through a stringent procedure to approve a charge-off. Management estimates the provision balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the provision may be made for specific loans, but the entire provision is available for any loan that, in management’s judgment, should be charged-off.

CHINA LENDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2016 AND 2015

The provision for loan losses is maintained at a level believed to be reasonable by management to absorb probable losses inherent in the portfolio as of each balance sheet date. The provision is based on factors such as the size and current risk characteristics of the portfolio, an assessment of individual loans and actual loss, delinquency, and/or risk rating record within the portfolio (Note 9). The Company evaluates its provision for loan losses on a quarterly basis or more often as necessary.

Interest and fee receivable

Interest and fee receivable are accrued and credited to income as earned but not received. The Company determines a loan past due status by the number of days that have elapsed since a borrower has failed to make a contractual interest or principal payment. Accrual of interest is generally discontinued when either (i) reasonable doubt exists as to the full, timely collection of interest or principal or (ii) when a loan interest or principal becomes past due by more than 90 days. Additionally, any previously accrued but uncollected interest is reversed. Subsequent recognition of income occurs only to the extent payment is received, subject to management’s assessment of the collectability of the remaining interest and principal. Loans are generally restored to an accrual status when it is no longer delinquent and collectability of interest and principal is no longer in doubt and past due interest is recognized at that time.

Cost method investment

The Company carries its cost method investments at cost, recognized income as any dividend declared from distributions of the investee’s earnings if any and only adjusts for other-than-temporary impairment and distributions of earnings as the Company’s equity interest in the investee is less than 20%. Management regularly evaluates the investment for impairment based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs.

Property and equipment

The property and equipment are stated at cost less accumulated depreciation. The depreciation is computed on the straight-line method over the estimated useful lives of the assets. Estimated useful lives of property and equipment are stated in Note 11.

The Company eliminates the cost and related accumulated depreciation of assets sold or otherwise retired from the accounts and includes any gain or loss in the statement of income. The Company charges maintenance, repairs and minor renewals directly to expenses as incurred; major additions and betterment to equipment are capitalized.

Impairment of long-lived assets

The Company’s definite long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through the estimated undiscounted cash flows expected to result from the use and eventual disposition of the assets. Whenever any such impairment exists, an impairment loss will be recognized for the amount by which the carrying value exceeds the fair value.

The Company tests long-lived assets, including property and equipment and finite lived intangible assets, for impairment test when there is triggering event. Only indefinite lived assets have to be tested annually or more frequently upon the occurrence of an event or when circumstances indicate that the net carrying amount is greater than its fair value. Assets are grouped and evaluated at the lowest level for their identifiable cash flows that are largely independent of the cash flows of other groups of assets. The Company considers historical performance and future estimated results in its evaluation of potential impairment and then compares the carrying amount of the asset to the future estimated cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds estimated expected undiscounted future cash flows, the Company measures the amount of impairment by comparing the carrying amount of the asset to its fair value. The estimation of fair value is generally measured by discounting expected future cash flows as the rate the Company utilizes to evaluate potential investments. The Company estimates fair value based on the information available in making whatever estimates, judgments and projections are considered necessary. There were no impairment losses for the years ended December 31, 2016 and 2015.

CHINA LENDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED december 31, 2016 AND 2015

Fair values of financial instruments

ASC Topic 825, “Financial Instruments” (“Topic 825”), requires disclosure of fair value information of financial instruments, whether or not recognized in the balance sheets, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Topic 825 excludes certain financial instruments and all nonfinancial assets and liabilities from its disclosure requirements. Accordingly, the aggregate fair value amounts do not represent the underlying value of the Company.

Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

As of December 31, 2016 and 2015, financial instruments of the Company were primarily comprised of cash, loans receivable, accrued interest receivables, cost method investment, other receivables, short-term bank loans, secured loans and loans from a cost investment investee, taxes payable, convertible promissory note payable, convertible redeemable preferred shares, dividends payable, other payable and accrued expenses, which were carried at cost on the balance sheets, and carrying amounts approximated their fair values because of their generally short maturities.

Foreign currency translation and transactions

The reporting currency of China Lending and Adrie is United States Dollars (“$”), which is also the functional currency. The Feng Hui Holding and  PRC subsidiaries and VIE maintain their books and records in its local currency, the Hong Kong Dollars (“HKD”) and Renminbi Yuan (“RMB”) respectively, which are their functional currencies as being the primary currency of the economic environment in which these entities operate.

Transactions in foreign currencies other than functional currencies are initially recorded at the functional currency rate ruling at the date of transaction. Any differences between the initially recorded amount and the settlement amount are recorded as a gain or loss on foreign currency transaction in the statements of income. Monetary assets and liabilities denominated in foreign currency are translated at the functional currency rate of exchange ruling at the balance sheet date. Any differences are taken to profit or loss as a gain or loss on foreign currency translation in the statements of income.

In accordance with ASC Topic 830, “Foreign Currency Matters,” the Company translated the assets and liabilities into US dollars using the rate of exchange prevailing at the applicable balance sheet date and the statements of income and cash flows are translated at an average rate during the reporting period, as set forth in the following tables. Adjustments resulting from the translation are recorded in shareholders’ equity as part of accumulated other comprehensive income (loss).

	As of December 31,
	2016	2015
Balance sheet items, except for equity accounts	6.9448	6.4917

	For the Years Ended December 31,
	2016	2015
Items in the statements of income and comprehensive income, and statements of cash flows	6.6441	6.2288

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates using the currently available information. Changes in facts and circumstances may cause the Company to revise its estimates. Significant accounting estimates reflected in the financial statements include: (i) the provision for loan losses; (ii) accrual of estimated liabilities; (iii) contingencies and litigation; and (iv) deferred tax assets and liabilities.

CHINA LENDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2016 AND 2015

Revenue recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, service has been performed, the price is fixed or determinable and collection is reasonably assured, on the following:

1)	Interest income on loans. Interest on loan receivables is accrued monthly in accordance with their contractual terms and recorded in accrued interest receivable. The Company does not charge prepayment penalties. Additionally, any previously accrued but uncollected interest is reversed and accrual is discontinued, when either (i) reasonable doubt exists as to the full, timely collection of interest or principal or (ii) when a loan becomes past due by more than 90 days.

2)	Assessment services on loans. The Company receives fees from assessment services in full at inception and records as unearned income before amortizing it throughout the period of services.

Non-interest expenses

Non-interest expenses primarily consist of salary and benefits for employees, traveling cost, entertainment expenses, depreciation of equipment, office rental expenses, professional service fee, office supply, etc., and are expensed as incurred.

Income tax

Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. As part of the process of preparing financial statements, the Company is required to estimate its income taxes in each of the jurisdictions in which it operates. The Company accounts for income taxes using the assets and liability method. Under this method, deferred income taxes are recognized for tax consequences in future years of differences between the tax bases of assets and liabilities and their reported amounts in the financial statements at each year-end. Deferred tax assets and liabilities are measured using enacted tax rates applicable for the differences that are expected to affect taxable income.

The Company adopts a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation process, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. As of December 31, 2016 and 2015, the Company did not have any uncertain tax positions.

Comprehensive income

Comprehensive income includes net income and foreign currency adjustments. Comprehensive income is reported in the statements of income and comprehensive income.

Accumulated other comprehensive loss, as presented on the balance sheets are the cumulative foreign currency translation adjustments.

Operating leases

The Company leases its principal office under a lease agreement that qualifies as an operating lease. Payments made under operating leases are charged to the consolidated statements of comprehensive income on a straight line basis over the lease periods.

Commitments and contingencies

In the normal course of business, the Company is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations and tax matters. The Company records accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

CHINA LENDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED december 31, 2016 AND 2015

Recently issued accounting standards adopted

In August 2015, the FASB issued updated guidance concerning presentation and subsequent measurement of debt issuance costs relating to line of credit arrangements, which can be presented on the balance sheet as an asset to be subsequently amortized ratably over the term of the line of credit arrangement. The updated guidance is effective immediately. This updated guidance did not have a material impact on our financial statements. In April 2015, the FASB issued ASU No. 2015-03, “Simplifying the Presentation of Debt Issuance Costs”, which changes the presentation of debt issuance costs in financial statements. Under this ASU, an entity presents such costs on the balance sheet as a direct deduction from the related debt liability rather than as an asset. This new standard is effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period, with early adoption permitted. We adopted this standard and do not expect that it will have a material impact on our consolidated financial statements or disclosures.

Recently issued accounting standards not yet adopted

In May 2014, the FASB issued ASU No.2015-09, “Revenue from Contracts with Customers” (“ASU 2014-09”). The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance also specifies the accounting for some costs to obtain or fulfill a contract with a customer. For a public entity, the amendments in this Update are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The Company does not anticipate that this adoption will have a significant impact on its financial statements.

In November 2015, the FASB issued ASU No. 2015-17, “Balance Sheet Classification of Deferred Taxes” (“ASU 2015-17”). To simplify presentation, ASU 2015-17 requires that all deferred tax assets and liabilities, along with any related valuation provision, be classified as noncurrent on the balance sheet. As a result, each jurisdiction will now only have one net noncurrent deferred tax asset or liability. ASU 2015-17 does not change the existing requirement that only permits offsetting within a jurisdiction – that is, companies are still prohibited from offsetting deferred tax liabilities from one jurisdiction against deferred tax assets of another jurisdiction. ASU 2015-17 is effective for public business entities in years beginning after December 15, 2016, including interim periods within those years. Early adoption is permitted. An entity can elect to adopt ASU 2015-17 either (1) prospectively for all deferred tax assets and liabilities, or (2) retrospectively by reclassifying the comparative balance sheet. If applied prospectively, an entity is required to include a statement that prior periods were not retrospectively adjusted. If applied retrospectively, an entity is also required to include quantitative information about the effects of the change on prior periods. The Company does not anticipate that this adoption will have a significant impact on its financial statements since the Company does not separate current and noncurrent assets and liabilities on the balance sheet.

In April, 2016, the FASB issued ASU No. 2016-10, “Revenue from Contracts from Customers (Topic 606), Identifying Performance Obligations and Licensing” (“ASU 2016-10”). The core principle of the guidance in Topic 606 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This ASU aimed to address the issue concerning identifying performance and licensing by reducing the potential for diversity in practice in initial application and cost and complexity of application both at transition and an on-going basis. The effective date and transition requirements for the amendments in this Update are the same as the effective date and transition requirements in Topic 606 (and any other Topic amended by Update 2014-09). Accounting Standards Update 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, defers the effective date of Update ASU 2014-09 by one year. The Company does not anticipate that this adoption will have a significant impact on its financial statements.

The Company has considered all new accounting pronouncements and has concluded that there are no new pronouncements that may have a material impact on results of operations, financial condition, or cash flows, based on current information.

3. Risks

(a) Credit risk

Credit risk is one of the most significant risks for the Company’s business and arise principally in lending activities.

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. The Company manages credit risk through in-house research and analysis of the Chinese economy and the underlying obligors and transaction structures. To minimize credit risk, the Company requires collateral in the form of rights to cash, securities or property and equipment.

CHINA LENDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED december 31, 2016 AND 2015

The Company identifies credit risk collectively based on industry, geography and customer type. This information is monitored regularly by management. The Company originates loans to customers located primarily in Urumqi City, Xinjiang Province. This geographic concentration of credit exposes the Company to a higher degree of risk associated with this economic region.

In measuring the credit risk of lending loans to corporate customers, the Company mainly reflects the “probability of default” by the customer on its contractual obligations and considers the current financial position of the customer and the exposures to the customer and its likely future development. For individual customers, the Company uses standard approval procedures to manage credit risk for personal loans.

(b) Liquidity risk

The Company is also exposed to liquidity risk which is risk that it is unable to provide sufficient capital resources and liquidity to meet its commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, the Company will turn to other financial institutions and the owners to obtain short-term funding to meet the liquidity shortage.

(c) Foreign currency risk

A majority of the Company’s operating activities and a significant portion of the Company’s assets and liabilities are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the Peoples’ Bank of China (“PBOC”) or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers' invoices and signed contracts. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

(d) Industry concentration risk

The Company is exposed to concentration risk which is risk associated to over concentration on certain market, an excessive concentration can give rise to market risk.

Analysis for industry concentration over 10% as of December 31, 2016 (please refer to Note 23 for certain related parties acted as guarantors for loans):

	Loan receivable As of December 31, 2016	Interest income for the year ended December 31, 2016
Tire Supply chain financing	$56,966,609	$15,604,310
Trade and service	$54,413,130	$8,355,837

	Percentage	Percentage
Tire Supply chain financing	36.8%	$43.9%
Trade and service	35.2%	$23.5%

4. Public Offering

On October 6, 2014, in its Public Offering, the Company sold 6,000,000 Units at an offering price of $10.00 per Unit and on October 14, 2014 the Company sold an additional 860,063 Units upon the underwriters’ exercise of its Over-Allotment option. Each Unit consists of one ordinary share (“Share”), one right (“Right(s)”), and one warrant (“Warrant”). Each Right entitles the holder to receive one-tenth (1/10) of a Share upon consummation of an Initial Business Combination. Each Warrant entitles the holder to purchase one-half of one ordinary share at a price of $12.00 per full share commencing on the later of the Company’s completion of its Initial Business Combination or 12 months from December 31, 2014, the effective date of the registration statement relating to the Public Offering (the “Effective Date”), and expiring five years from the completion of the Company’s Initial Business Combination. As a result, shareholders must exercise Warrants in multiples of two Warrants, at a price of $12.00 per full share, subject to adjustment, to validly exercise the Warrants. The Company may redeem the Warrants at a price of $0.01 per Warrant upon 30 days’ notice, only in the event that the last sale price of the ordinary shares is at least $18.00 per share for any 20 trading days within a 30-trading day period (“30-Day Trading Period”) ending on the third day prior to the date on which notice of redemption is given, provided there is a current registration statement in effect with respect to the ordinary shares underlying such Warrants commencing five business days prior to the 30-Day Trading Period and continuing each day thereafter until the date of redemption. If the Company redeems the Warrants as described above, management will have the option to require all holders that wish to exercise Warrants to do so on a “cashless basis.”

CHINA LENDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED december 31, 2016 AND 2015

The Units sold in the Public Offering began trading on October 1, 2014, the day after the Effective Date. Each of the Shares, Rights and Warrants were eligible to trade separately effective as of October 22, 2014. Security holders now have the option to continue to hold Units or separate their Units into the component pieces. Holders will need to have their brokers contact the Company’s transfer agent in order to separate the Units into Shares, Rights and Warrants. On May 30, 2016 and July 6, 2016, 5,255,657 and 1,544,138 shares were redeemed respectively by public shareholders. As of July 7, 2016, the Units have ceased trading. On December 21, 2016, all warrants were removed from listing.

On July 6, 2016, DT Asia Investments Limited (the “Company”) closed its business combination with Adrie Global Holding Limited (“Adrie”). As a result, Adrie became a wholly-owned subsidiary of the Company.

Underwriting Agreement

The Company paid an underwriting discount on Units sold in the Public Offering, of 3.25% of the Unit offering price, to the underwriters at the closing of the Public Offering (or an aggregate of $2,229,520, including discounts for the Public Units sold in the Over-Allotment exercise). The Company also sold to EBC and/or its designees, at the time of the closing of the Public Offering, for an aggregate of $100.00, an option (“Unit Purchase Option” or “UPO”) to purchase 600,000 Units. The UPO will be exercisable at any time, in whole or in part, during the period commencing on the later of the first anniversary of the Effective Date and the closing of the Company’s Initial Business Combination and terminating on the fifth anniversary of the Effective Date (December 31, 2019) at a price per Unit equal to $11.75. Accordingly, after the Initial Business Combination, the purchase option will be to purchase 660,000 ordinary shares (which includes 60,000 ordinary shares to be issued for the rights included in the units) and 600,000 Warrants to purchase 300,000 ordinary shares. The Units issuable upon exercise of this option are identical to the Units in the Offering. On July 5, 2016, based on updated mutual agreement, the Company paid $1.5 million in cash, issued a $250,000 convertible promissory note (one year no interest, convertible at $10 at EBC’s option) and issued 34,300 ordinary shares to EBC with a value of $343,000 at $10 per share to settle the EBC advisory fee in full.

Accounting for UPO

The Company accounted for the fair value of the UPO, inclusive of the receipt of a $100 cash payment, as an expense of the Offering resulting in a charge directly to shareholders’ equity. The Company estimated that the fair value of the unit purchase option when issued was approximately $1,669,000 (or $2.782 per unit) using the Black-Scholes option-pricing model. The fair value of the unit purchase option was estimated as of the date of grant using the following assumptions: (1) expected volatility of 35%, (2) risk-free interest rate of 1.73% and (3) expected life of five years. The UPO may be exercised for cash or on a “cashless” basis, at the holder’s option (except in the case of a forced cashless exercise upon the Company’s redemption of the Warrants, as described above), such that the holder may use the appreciated value of the UPO (the difference between the exercise prices of the UPO and the underlying Warrants and the market price of the Units and underlying ordinary shares) to exercise the UPO without the payment of any cash. The Company will have no obligation to net cash settle the exercise of the UPO or the Warrants underlying the UPO. The holder of the UPO will not be entitled to exercise the UPO or the Warrants underlying the UPO unless a registration statement covering the securities underlying the UPO is effective or an exemption from registration is available. If the holder is unable to exercise the UPO or underlying Warrants, the UPO or Warrants, as applicable, will expire worthless.

The Company granted to the holders of the UPO demand and “piggy back” registration rights for periods of five and seven years, respectively, from the Effective Date, including securities directly and indirectly issuable upon exercise of the UPO.

WARRANTS

DeTiger Holdings Limited (the “Former Sponsor”), agrees to transfer 1,000,000 warrants held by DeTiger in the amounts and to the transferee(s) as designated by the Seller Representative, for a purchase price payable by each Transferee of $0.50 per Warrant (the “Purchase Price”). The Purchase Price for each Warrant shall be payable by each Transferee only upon the exercise of each Warrant. As of December 31, 2016, 9,280,323 shares of warrants were issued and outstanding, none of the Warrants have been exercised.

CHINA LENDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2016 AND 2015

5. Convertible promissory note

On September 13, 2015, the Company issued a non-interest bearing convertible promissory note in the amount of up to $500,000 (the “Note”) to the DeTiger Holding Limited (“DHL”) which is convertible at $10 per unit at holder’s option. On July 6, 2016, the $100,000 note has been converted at $10.00 into 10,000 units, which consists of 10,000 shares, 10,000 rights and 10,000 warrants. 10,000 right entitles to receive 1/10 of the ordinary shares. Hence, a total of 11,000 shares was issued upon conversion. As of December 31, 2016, the balance for the convertible promissory note with DHL is $400,000, which is due on January 6, 2017. The beneficial conversion feature of $51,700 was charged into expense immediately upon closing of the business combination. On January 1, 2017, the Company paid off the convertible promissory note of $400,000 to DHL.

On July 6, 2016, the Company issued a $250,000 convertible promissory note to its underwriter. The note is due on July 6, 2017, with no interest and convertible at $10 per unit at holder’s option. There was no beneficial conversion feature recognized at issuance date since effective conversion price is higher than the stock price as of the issuance date.

As of December 31, 2016, the convertible promissory note balance is $650,000.

6. REDEEMABLE CONVERTIBLE PREFERRED SHARES

On July 6, 2016, the Company sold 715,000 Class A Preferred Shares at a price of $12.00 per Class A Share with an annual dividend of 8%. The Company received gross proceeds of $8,580,000 from this private placement without issuance cost.

The Class A Shares are mandatorily redeemable at a price $12.00 per Class A Share (subject to equitable adjustments for stock splits, stock dividends, recapitalizations and other similar adjustments), plus accrued dividends on the fifth anniversary of the original issue date of the Class A Shares. Each Class A Share is convertible into one ordinary share (subject to equitable adjustments for stock splits, stock dividends, recapitalizations and other similar adjustments) at shareholder’s option after the closing of the Business Combination. The Class A preferred shares are automatically convertible on the date on which the average closing price of the Company’s ordinary shares for three consecutive trading days, that is equal to or exceeds $16.00, provided that such date is after the closing of the Business Combination.

In the event of a Reorganization Event occurring following the closing of the Business Combination (which includes certain business combinations involving the Company or the Company having confirmed that at least 80% of the Class A Shares originally issued have elected to been converted at the election of their holders), each Class A Share outstanding immediately prior to such Reorganization Event shall be redeemed by the Company by making a redemption payment equal to the greater of the following (as reasonably determined by the Company’s Board of Directors): (i) an amount in cash equal to the liquidation preference, plus an amount equal to accumulated and unpaid dividends as of (but excluding) the date of the Reorganization Event, per Class A Share that is so redeemed, or (ii) the kind of securities, cash and other property that the holder of Class A Shares holding such Class A Share would have been entitled to receive if such holder had converted its Class A Shares into ordinary shares immediately prior to such Reorganization Event.

The Company did not recognize the beneficial conversion feature for the Class A Preferred shares since each Class A Share is convertible into one ordinary share (subject to equitable adjustments for stock splits, stock dividends, recapitalizations and other similar adjustments) at holder’s option. In accordance with ASC 480, redemption provisions not solely within the control of the Company require the security to be classified outside of permanent equity. ASC 480-10-S99 notes that if a reporting entity issues preferred shares that are conditionally redeemable (e.g., at the holder’s option or upon the occurrence of an uncertain event not solely within the company’s control), the shares are not within the scope of ASC 480 because there is no unconditional obligation to redeem the shares by transferring assets at a specified or determinable date or upon an event certain to occur. If the uncertain event occurs, the condition is resolved, or the event becomes certain to occur, then the shares become mandatorily redeemable under FAS 150 and would require reclassification to a liability. The Class A Preferred Shares have been classified as mezzanine equity in the consolidated financial statement, pursuant to ASC 480-10-S99-3A, presented below total liabilities but not included in the subtotal for total equity as of December 31, 2016. The Class A Preferred Share is not deemed to be an embedded derivative instrument to be bifurcated since it’s indexed to its own stock.

As of December 31, 2016, $333,327 dividend for Convertible Redeemable Class A Preferred Shares was accrued and the outstanding balance for Class A Preferred Shares was $8,913,327.

7. STOCKHOLDER’S EQUITY

Ordinary Shares

The Company is authorized to issue unlimited ordinary shares. Holders of the Company’s ordinary shares are entitled to one vote for each share. As of December 31, 2016 and 2015, there were 22,898,864 and 20,000,000 ordinary shares issued and outstanding, respectively.

Adrie was established on November 19, 2014 with share capital of $1, which consisted of one share with a par value of $1 per share.

On April 14, 2015, Adrie redeemed the one share and issued 20,000,000 shares with par value of $0.000000005 per share to various shareholders that were affiliates of shareholders of Feng Hui.

CHINA LENDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED december 31, 2016 and 2015

On December 17, 2015, Adrie redeemed 571,428 shares and issued 571,428 with par value of $0.000000005 per share to each of the remaining shareholders on a pro rata basis.

Ordinary Shares held in Escrow

Upon consummation of the business combination between the Company and Adrie, an aggregate of 20 million ordinary shares were issued and 8 million of the issued ordinary shares were deposited in escrow (the “Escrow Shares”). One-third of the Escrow Shares (along with the related accrued dividends and distributions) shall be released upon the post-combination company obtaining certain specified adjusted consolidated net income targets in each of calendar years 2016, 2017 and 2018.

The target adjusted consolidated net income ranging in 2016 from $20.2 million at the bottom to $32.0 million at the top, in 2017 from $22.6 million at the bottom to $38.0 million at the top, and in 2018 from $25.6 million at the bottom to $44.0 million at the top, and with the average adjusted consolidated net income target for the alternative earn-out payment ranging from $23.3 million at the bottom to $40.0 million at the top.

The Company has performed a preliminary assessment and estimated that target adjusted consolidated net income in 2016 would meet earn-out payment requirement thus one third of 8 million escrowed restricted shares would be released in 2017.

Restricted Shares

On September 23, 2016, the members of the Compensation Committee of China Lending Corporation have determined to issue 2,700 shares of restricted shares to 19 employees of the Company. Half of the shares shall be vested on September 22, 2017 and the remaining half of the shares shall be vested on September 22, 2018. In the event the employee’s services are terminated with the Company for any reason prior to vesting of the shares, the non-vested shares shall be forfeited by the employee. No restricted shares were vested as of December 31, 2016. On January 20, 2017, 200 shares of restricted shares were forfeited.

Preferred Shares

The Company is authorized to issue unlimited preferred shares, in one or more series, with such designations, voting and other rights and preferences as may be determined from time to time by the board of directors. As of December 31, 2016, there were 715,000 preferred shares issued and outstanding.

8. Loans Receivable, Net

The interest rates on loans issued ranged between 17.28% ~24.00% and 18.36% ~ 22.44% for the years ended December 31, 2016 and 2015, respectively.

Loans receivable consisted of the following:

	December 31,	December 31,
	2016	2015
Business loans	$58,387,204	$41,794,907
Personal loans	96,332,530	99,118,875
Total loan receivable	154,719,734	140,913,782
Provision for loan losses
Collectively assessed	(1,405,536)	(1,401,061)
Individually assessed	(5,020,771)	(807,647)
Provision for loan losses	(6,426,307)	(2,208,708)
Loans receivable, net	$148,293,427	$138,705,074

The Company originates loans to customers located primarily in Urumqi City, Xinjiang Province. This geographic concentration of credit exposes the Company to a higher degree of risk associated with this economic region.

All loans are short-term loans that the Company has made to either business or individual customers. As of December 31, 2016 and 2015, the Company had 71 and 36 business loan customers, and 151 and 125 personal loan customers, respectively. Most loans are either guaranteed by a third party or related parties (please refer to Note 23) whose financial strength is assessed by the Company to be sufficient or secured by collateral. Provision for loan losses is estimated on a quarterly basis based on an assessment of specific evidence indicating doubtful collection, historical experience, loan balance aging and prevailing economic conditions.

CHINA LENDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED december 31, 2016 and 2015

For the years ended December 31, 2016 and 2015, a provision of $4,650,887 and $2,166,110 were charged to the statement of income, respectively. $91,812 and $642,178 write-offs against provisions have occurred for these periods, respectively.

Interest on loans receivable is accrued and credited to income as earned. The Company determines a loan's past due status by the number of days that have elapsed since a borrower has failed to make a contractual loan payment. Accrual of interest is generally discontinued when either (i) reasonable doubt exists as to the full, timely collection of interest or principal or (ii) when a loan becomes past due by more than 90 days.

The following table represents the aging of loans as of December 31, 2016 by type of loan:

	1-89 Days Past Due	90-179 Days Past Due	180-365 Days Past Due	Over 1 year Past Due	Total Past Due	Current	Total Loans
Business loans	$-	$719,966	$5,077,202	$719,966	$6,517,134	$51,870,070	$58,387,204
Personal loans	-	-	881,239	-	881,239	95,451,291	96,332,530
	$-	$719,966	$5,958,441	$719,966	$7,398,373	$147,321,361	$154,719,734

The following table represents the aging of loans as of December 31, 2015 by type of loan:

	1-89 Days Past Due	90-179 Days Past Due	180-365 Days Past Due	Over 1 year Past Due	Total Past Due	Current	Total Loans
Business loans	$-	$9,698,538	$770,214	$-	$10,468,752	$31,326,155	$41,794,907
Personal loans	-	4,254,664	-	-	4,254,664	94,864,211	99,118,875
	$-	$13,953,202	$770,214	$-	$14,723,416	$126,190,366	$140,913,782

Analysis of loans by collateral

The following table summarizes the Company’s loan portfolio by collateral as of December 31, 2016:

	Business loans	Personal loans	Total
Guarantee backed loans	$44,114,593	$40,442,991	$84,557,584
Pledged assets backed loans	11,392,746	53,489,172	64,881,918
Collateral backed loans	2,879,865	2,400,367	5,280,232
	$58,387,204	$96,332,530	$154,719,734

CHINA LENDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED december 31, 2016 and 2015

The following table summarizes the Company’s loan portfolio by collateral as of December 31, 2015:

	Business loans	Personal loans	Total
Guarantee backed loans	$16,505,692	$30,525,132	$47,030,824
Pledged assets backed loans	5,593,296	65,289,524	70,882,820
Collateral backed loans	19,695,919	3,304,219	23,000,138
	$41,794,907	$99,118,875	$140,913,782

Most guarantee backed loans were guaranteed by shareholders of the Company. (See Note 23).

Collateral Backed Loans

A collateral backed loan is a loan in which the borrower puts up an asset under their ownership, possession or control, as collateral for the loan. An asset usually is land use rights, equity shares, equipment or buildings. The loan is secured against the collateral and we do not take physical possession of the collateral at the time the loan is made.  We will verify ownership of the collateral and then register the collateral with the appropriate government entities to complete the secured transaction.  In the event that the borrower defaults, we can then take possession of the collateral asset and sell it to recover the outstanding balance owed. If the sale proceeds of the collateral asset is not sufficient to pay off the loan in full, we will file a lawsuit against the borrower and seek judgment for the remaining balance.

Pledged Asset Backed Loans

Pledged assets backed loans are loans with pledged assets. Lenders has rights of access to the pledged assets at the time the loan is made and do not need to register them with government entities to secure the loan.  If the borrower defaults, we can sell the assets to recover the outstanding balance owed. For the supply chain financing involved for tire industry, the borrowers pledged with inventory and the whole sellers (certain are related parties) guarantee the repayment of loan if the borrowers defaults.

Both collateral loans and pledged loans are considered secured loans. The amount of a loan that lenders provide depends on the value of the collateral pledged.

Guarantee Backed Loans

A guaranteed loan is a loan guaranteed by a corporation or high net worth individual which includes related parties (refer to Note 23).  As of December 31, 2016 and 2015, guaranteed loans make up 54.7% and 33.4% of our direct loan portfolio, respectively.

As of December 31, 2016 and 2015, the Company pledged $50,396,198 and $44,512,223 gross loans receivable for loans the Company borrowed from China Great Wall Assets Management Co. Ltd. and related parties (See Note 14 and Note 15), which consisted of the following:

	December 31,	December 31,
	2016	2015
Business loans	$10,966,526	$13,241,523
Personal loans	39,429,672	31,270,700
Total pledged loans receivable	$50,396,198	$44,512,223

9. Provision for Loan Losses

The provision for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management performs a quarterly evaluation of the adequacy of the provision. The provision is based on the Company’s past loan loss history, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revision as more information becomes available.

The provision is calculated at portfolio-level since our loans portfolio is generally comprised of smaller balance homogenous loans and is collectively evaluated for impairment.

For the purpose of calculating portfolio-level reserves, we have grouped our loans into two portfolio segments: Business and Personal. The provision consists of the combination of a quantitative assessment component based on statistical models, a retrospective evaluation of actual loss information to loss forecasts, value of collateral and could include a qualitative component based on management judgment.

CHINA LENDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED december 31, 2016 and 2015

In estimating the probable loss of the loan portfolio, the Company also considers qualitative factors such as current economic conditions and/or events in specific industries and geographical areas, including unemployment levels, trends in real estate values, peer comparisons, and other pertinent factors such as regulatory guidance. Finally, as appropriate, the Company also considers individual borrower circumstances and the condition and fair value of the loan collateral, if any.

In addition, the Company calculates the provision amount as below:

1.	General Reserve - this reserve covers potential losses due to risks related to the region of China, industry, company or types of loan. The reserve rate is determined by total loan receivable balance and to be used to cover unidentified probable loan loss.

2.	Special Reserve - is fund set aside covering losses due to risks related to the region of China, industry, company or type of loans. The reserve rate could be decided based on management estimate of loan collectability. The loan portfolio did not include any loans outside of the PRC.

Generally, the primary factors for the evaluation of provision for loan losses consist of business performance, financial position, cash flow and other operational performance of the debtors. Among these, cash flow of the debtors is the primary funding source for repayment for determining the provision for loan losses and any collateral, pledged asset or guarantee is considered as a secondary funding source for repayment.

Besides the repayment ability and willingness to repay, the Company evaluates the provision for loan losses of collateral backed loans based on whether the fair value of the collateral if the repayment is expected to be provided by the collateral is sufficient or not. For loans with pledged assets, the net realizable value of pledged assets for pledged backed loans will be estimated to see if they have sufficient coverage on the loans. For the guarantee backed loans, the Company evaluates the provision for loan losses based on the combination of the guarantee, including the fair value and net realizable value of guarantor’s financial position, credibility, liquidity and cash flow.

As of December 31, 2016, the percentage of collateral, pledged asset, and guarantee backed loans were 3.4%, 41.9% and 54.7% respectively. As of December 31, 2015, the percentage of collateral, pledged asset, and guarantee backed loans were 16.3%, 50.3% and 33.4% respectively.

The valuation assessment of collateral and pledged assets was based on the valuation report issued by a valuation firm or the Company’s internal risk control department. The assets values were generally 50% to 60% of the fair value of collateral and pledged assets. The valuation will be updated for the loan period over one year in case of renewals and repeat customers. However, China Lending Group’s average loan term is less than 7 months, the value of the collateral and pledged assets, and guarantee backing the loans will be reviewed and monitored on a monthly basis through site visits. As of December 31, 2016 and 2015, nil and 11.28% of collateral backed and pledged backed loan were under valuation assessment by a valuation firm. The assessment of the remaining loans was performed by the Company’s internal risk control department.

China Lending Group issues guarantee-backed loans in accordance with its loan management policy, and each guarantee-backed loan will undergo standard assessment procedures for willingness and ability of the guarantor to perform under its guarantee. China Lending Group accepts guarantees provided by three types of guarantors: professional guarantee companies, corporations and individuals which includes related parties (see note 23).

In assessing the willingness and ability of a professional guarantee company to perform under a guarantee, the Company consider factors including its guarantee licenses, size of registered capital, corporate governance, internal audit system, risk management and compensation system, risk reserve, length of operation history especially cooperation history with China Lending Group, its default costs and other pertinent factors such as the loan size backed by guarantee over its net assets.

In assessing the willingness and ability of a corporate guarantor to perform under a guarantee, the Company consider factors including nature of its businesses, size of registered capital, annual revenues, continuous profitability in the past three years, stability and adequacy of income and cash flows, clean credit history, current liabilities, willingness to accept credit monitoring by China Lending Group, its default costs and other pertinent factors such as the loan size backed by guarantee over its net assets.

In assessing the willingness and ability of an individual guarantor to perform under a guarantee, the Company consider factors including their residency, whether being able to provide permanent residential addresses, marital status, occupations, legitimacy and stability of incomes, assets and liabilities, clean credit history, no criminal history, their default costs and other pertinent factors such as the loan size backed by guarantee over their net assets.

The global economic environment became worse during the past and the current years. Such economic environment has caused liquidity problem for many companies, which also increased the frequency on defaulting the repayments by debtors, hence the increases of special reserve for loan losses.

As of December 31, 2016 and 2015, $5,020,771 and $807,647 were charged as specific reserve with specific provision rates ranged from 1.5%-100% and 25%-75%, respectively.

While management uses the best information available to make loan loss provision evaluations, adjustments to the provision may be necessary based on changes in economic and other conditions or changes in accounting guidance.

CHINA LENDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED december 31, 2016 and 2015

The following tables present the activity in the provision for loan losses and related recorded investment in loans receivable by classes of the loans individually and collectively evaluated for impairment as of and for the years ended December 31, 2016 and 2015:

Provision for loan losses for the year ended December 31, 2016

	Business loans	Personal loans	Total
Provision for loan losses beginning balance	$1,053,579	$1,155,129	$2,208,708
Charge-offs	(91,812)	-	(91,812)
Provisions	3,492,322	1,158,565	4,650,887
Foreign currency translation adjustment	(215,956)	(125,520)	(341,476)
Provision for loan losses ending balance	4,238,133	$2,188,174	$6,426,307
Ending balance: individually evaluated for impairment	3,728,072	1,292,699	5,020,771
Ending balance: collectively evaluated for impairment	$510,061	$895,475	$1,405,536

Provision for loan losses for the year ended December 31, 2015

	Business loans	Personal loans	Total
Provision for loan losses beginning balance	$466,921	$863,863	$1,330,784
Charge-offs	(642,178)	-	(642,178)
Write-off in loans sold to a related party	(32,109)	(502,986)	(535,095)
Provisions	1,311,620	854,490	2,166,110
Foreign currency translation adjustment	(50,675)	(60,238)	(110,913)
Provision for loan losses ending balance	1,053,579	$1,155,129	$2,208,708
Ending balance: individually evaluated for impairment	642,051	165,596	807,647
Ending balance: collectively evaluated for impairment	$411,528	$989,533	$1,401,061

CHINA LENDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED december 31, 2016 and 2015

10. Loan impairment

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for corporate and personal loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the collateral if the loan is collateral dependent.

Provision for loan losses is established for an impaired loan if its carrying value exceeds its estimated fair value. Currently, estimated fair values of substantially all of the Company’s impaired loans are measured based on the estimated fair value of the loan’s collateral which approximates to the carrying value due to the short-term nature of the loans. The impaired amounts of personal loans were $6,784,962 and $4,254,664 as of December 31, 2016 and 2015, respectively. The impaired amounts of business loans were $7,381,094 and $10,468,752 as of December 31, 2016 and 2015, respectively.

Loans with modified terms are classified as troubled debt restructurings if the Company grants such borrowers concessions and it is deemed that those borrowers are experiencing financial difficulty. Concessions granted under a troubled debt restructuring generally involve a temporary below market rate reduction in interest rate or an extension of a loan’s stated maturity date. Non-accrual troubled debt restructurings are restored to accrual status if principal and interest payments, under the modified terms, are current for six consecutive months after modification. Loans classified as troubled debt restructurings are designated as impaired. Due to the nature of the Company’s operation and the interest concessions granted, the troubled debt restructuring designation will not be removed until the loan is paid-off or otherwise disposed of. The Company reported its first troubled debt restructuring on December 31, 2015. The Company has not removed any loan classified as a trouble debt restructuring from that classification.

The Company allows a one-time loan extension based on an ancillary company policy with a period up to the original loan period, which is usually within twelve months. According to the Company’s loan management policy, granting initial one-time extension requires a new underwriting and credit evaluation. Borrowers are required to submit extension application 10 days before expiration of the original loan. Then the Company’s loan service department will investigate whether material changes have happened to the borrower’s business which may impact its repayment ability. The Company’s risk management department will reevaluate the loan. If the Company decides to grant one-time extension, an extension agreement will be executed between the borrower and the Company, plus commitment letter from guarantor to agree the loan extension and extend the guarantee duration. In evaluating the extension and underwriting new loans, China Lending Group will request that borrowers obtain guarantees from state-owned or public guarantee companies. Even though the Company allows a one-time loan extension with a period up to the original loan period, which is usually within twelve months. Such extension is not considered to be a troubled debt restructuring because the Company does not grant a concession to borrowers. The principal of the loan remains the same and the interest rate is fixed at the current interest rate at the time of extension. No loans and 17 loans of $14.9 million were granted one-time extension for the years ended December 31, 2016 and 2015, respectively, which accounted for nil and 6.3% of total loans originated during the years ended December 31, 2016 and 2015, respectively.

A loan is considered to be a troubled debt restructuring loan when that is restructured or modified for economic or legal reasons, where these conditions are present: 1) The Company grants a concession that it otherwise would not consider and 2) The borrower is having financial difficulties. Under unusual circumstance, in order to reduce the potential losses on troubled debt, the Company may consider granting concession to borrowers with financial difficulties which has significant delay or significant shortfall in amount of payments. In order to deter troubled debt restructurings, stringent scrutiny and approval from the Company’s Loan Review Committee is required prior to the granting of concession on troubled debt.

The troubled debt restructuring amounts of personal loans were $881,239 and $1,035,168 as of December 31, 2016 and December 31, 2015, respectively, after providing provision for loan loss amounting to $440,619 and $22,377, respectively. The troubled debt restructuring amounts of business loans were $6,517,134 and $3,080,857 as of December 31, 2016 and December 31, 2015, respectively, after providing provision for loan loss amounting to $3,618,550 and $73,129, respectively. The increase in provisions in the troubled debt restructuring both in personal loans and business loans in December 31, 2016, as compared to that of December 31, 2015, was mainly attributable to the information regarding loans that management believes are isolated and involve unique circumstances, including having a loan and its collateral being in an industry in which the Company does not typically engage, a problem with a bridge loan where a bank reversed its oral commitment to lend to a borrower after a short bridge period, a private guarantor that had less capital and liquidity than the Company had been led to believe and a loan collateralized by collateral that the borrower no longer had proper title to and where the borrower committed fraud by applying for the loan before the title to the collateral was transferred. These issues are isolated and management believes they are not indicative of future systemic issues and has addressed these types of issues appropriately going forward.

As of December 31, 2016 and 2015, there were no receivable derecognized for the real estate related investment obtained from collateral.

CHINA LENDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2016 and 2015

11. Property and Equipment

The Company’s property and equipment used to conduct day-to-day business are recorded at cost less accumulated depreciation. Depreciation expense is calculated using straight-line method over the estimated useful life below:

	Useful Life	December 31,	December 31,
	years	2016	2015
Furniture and fixtures	5	$14,018	$4,208
Vehicles	4	133,885	143,229
Electronic equipment	3	19,628	16,256
Less: accumulated depreciation		(79,068)	(47,395)
Property and equipment, net		$88,463	$116,298

Depreciation expense totaled $37,448 and $39,415 for the years ended December 31, 2016 and 2015, respectively.

12. COST METHOD INVESTMENT

	December 31,	December 31,
	2016	2015
Beginning balance	$3,851,071	$-

Addition	-	3,851,071
Less: impairment loss	-	-
Foreign currency adjustment	(251,240)	-
Ending balance	$3,599,831	$3,851,071

In January 2015, the Company made a commitment to invest 5% of the paid-in capital in Xinjiang Microcredit Refinancing Co., Ltd. (“Microcredit Refinancing”). Microcredit Refinancing is a newly formed micro refinancing company in the PRC with total registered capital of RMB 1,000,000,000 (approximately $143,993,250). As of December 31, 2016, Microcredit Refinancing had paid-in capital of RMB 500,000,000 (approximately $75,254,730), and the Company had invested RMB 25,000,000 (approximately $3,599,831) in Microcredit Refinancing. Such investment is accounted for under the cost method as the Company does not have significant influence over Microcredit Refinancing. The cost of this investment approximated $3,599,831 and $3,851,071 as of December 31, 2016 and 2015.

Based on the fact that there are no identified events or changes in circumstances that may have a significant adverse effect on the fair value of the cost method investment for the year ended December 31, 2016 and 2015, and it is determined that it is not practical to estimate the fair value of the investment, the Company did not estimate the fair value of the cost method investment in accordance with ASC 325-20.

An impairment charge is recorded if the carrying amount of the equity investment exceeds its fair value and this condition is determined to be other-than-temporary. The Company performs an impairment test on its cost method investment whenever events or changes in business circumstances indicate that another-than-temporary impairment has occurred, by considering current economic and market conditions, operating performance, development stages and technology development, and engaging an independent third-party valuation firm to estimate the fair value of cost method investment, as appropriate. The Company recorded no impairment charge to the carrying value of its investments under the cost method for the years ended December 31, 2016 and 2015.

CHINA LENDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2016 and 2015

13. Short-term Bank Loans, NET

The following is a summary of the principal and balance of the Company’s short-term bank loans as of December 31, 2016 and 2015:

				December 31,	December 31,
Lender Name	Entrust Bank name	Interest rate	Term	2016	2015
Urumqi Economic Development Zone Zhengxin Financing Guarantee Co., Ltd.	Tianshan Rural Commercial Bank	Fixed annual rate of 10.0%	From January 7, 2016 to January 6 , 2017	$1,439,932	$-
Urumqi Changhe Financing Guarantee Co., Ltd.	Tianshan Rural Commercial Bank	Fixed annual rate of 10.0%	From August 9, 2016 to August 8, 2017	1,439,932	-
Urumqi Changhe Financing Guarantee Co., Ltd.	Bank of Urumqi Co., Ltd	Fixed annual rate of 10.0%	From July 13, 2016 to July 13, 2017	1,439,932	-
Urumqi Changhe Financing Guarantee Co., Ltd.	Shanghai Pudong Development Bank	Fixed annual rate of 7.0%	From December 22, 2016 to December 21, 2017	3,311,845	-
				7,631,641	-
Less unamortized financing cost				(159,111)	-
Short-term bank loans less unamortized financing cost				$7,472,530	$-

Interest expense incurred on the above short-term bank loans was $580,843 and $145,400 for the years ended December 31, 2016 and 2015, respectively. Financing expenses amortized on the above short-term bank loans was $134,692 and nil for the years ended December 31, 2016 and 2015, respectively. The loans were guaranteed by certain shareholders in Feng Hui and related parties. (See Note 23)

During the year ended December 31, 2015, Feng Hui was granted loans from China Merchants Bank which were entrusted by a former related party of Feng Hui, Urumqi Changhe Financing Guarantee Co., Ltd (“Changhe”), who was a shareholder of Feng Hui before May 5, 2015. After Changhe ceased to be Feng Hui’s shareholder, it entrusted Tianshan Rural Commercial Bank to grant Feng Hui more loans. The interest expenses incurred on loans provided by Changhe were $347,668 for the year ended December 31, 2015.

During the year ended December 31, 2016, Feng Hui was granted loans from Tianshan Rural Commercial Bank which were entrusted by Changhe and Urumqi Economic Development Zone Zhengxin Financing Guarantee Co., Ltd. (“Zhengxin”). The interest expenses incurred on loans provided by Changhe and Zhengxin were $417,550 and $163,292 for the year ended December 31, 2016.

CHINA LENDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2016 and 2015

14. Secured LoanS

The following is a summary of the Company’s secured loans as of December 31, 2016 and 2015:

			December 31,	December 31,
Lender name	Interest rate	Term	2016	2015
China Great Wall Assets Management Co. Ltd.	Fixed annual rate of 12.0%	From May 29, 2015 to May 28, 2016	$-	$9,365,806
China Great Wall Assets Management Co. Ltd.	Fixed annual rate of 11.5%	From October 29, 2015 to Oct 28, 2016	-	15,373,476
China Great Wall Assets Management Co. Ltd.	Fixed annual rate of 11.0%	From October 29, 2016 to October 28, 2017	14,370,526	-
Less unamortized financing cost			(215,558)
			$14,154,968	$24,739,282

As of December 31, 2016 and 2015, the secured loan has maturity terms within 1 year. Interest expense incurred on the secured loan was $2,081,104 and $2,302,136 for the years ended December 31, 2016 and 2015, respectively. Financing expenses incurred on the above short-term bank loans was $361,423 and nil for the years ended December 31, 2016 and 2015, respectively.

The secured loan was guaranteed by shareholders of the Feng Hui (See Note 23), and Feng Hui pledged $28,049,885 and $11,830,491 loans receivable from its customers as of December 31, 2016 and 2015, respectively, to secure these loans for the lender.

15. loans FROM a related party, A COST INVESTMENT INVESTEE

The following is a summary of the Company’s loans from Xinjiang Microcredit Refinancing Co. Ltd., financing company in which the Company has a cost-basis investment (see Note 12), as of December 31, 2016 and 2015:

Lender name	Interest rate	Term	December 31, 2016	December 31, 2015
Xinjiang Microcredit Refinancing Co. Ltd.	Fixed annual rate of 12.0%	From August 10, 2015 to August 9, 2016	$-	$770,214
Xinjiang Microcredit Refinancing Co. Ltd.	Fixed annual rate of 12.0%	From August 24, 2015 to August 23, 2016	-	770,214
Xinjiang Microcredit Refinancing Co. Ltd.	Fixed annual rate of 12.0%	From August 25, 2015 to August 24, 2016	-	3,080,857
Xinjiang Microcredit Refinancing Co. Ltd.	Fixed annual rate of 12.0%	From September 1, 2015 to August 31, 2016	-	3,080,857
Xinjiang Microcredit Refinancing Co. Ltd.	Fixed annual rate of 12.0%	From September 23, 2015 to September 22, 2016	-	7,702,143
Xinjiang Microcredit Refinancing Co. Ltd.	Fixed annual rate of 12.0%	From August 23, 2016 to August 22, 2017	3,599,831	-
Xinjiang Microcredit Refinancing Co. Ltd.	Fixed annual rate of 12.0%	From August 30, 2016 to November 29, 2017	2,159,899	-
Xinjiang Microcredit Refinancing Co. Ltd.	Fixed annual rate of 12.0%	From September 1, 2016 to November 30, 2017	1,439,932	-
Xinjiang Microcredit Refinancing Co. Ltd.	Fixed annual rate of 12.0%	From September 19, 2016 to March 18, 2018	7,199,662	-
Total loans from a cost investment investee			$14,399,324	$15,404,285

Interest expenses incurred on the above loans for the years ended December 31, 2016 and 2015 were $1,818,656, and $1,101,871, respectively. The proceeds from these loans were used to fund Feng Hui’s operations. Feng Hui pledged loans receivable totaled $22,346,312 and $32,681,732 for these loans as of December 31, 2016 and 2015, respectively, and Feng Hui’s shareholders provided guarantee for these loans. (See note 23)

CHINA LENDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2016 and 2015

16. OTHER LIABILITIES

Other liabilities as of December 31, 2016 and 2015 consisted of:

	December 31,	December 31,
	2016	2015
Interest payable	$332,178	$551,492
Accruals	446,253	236,701
Other payables	218,206	189,638
Long-term debt	2,879,865	-
	$3,876,502	$977,831

On November 16, 2016, Feng Hui received a loan of $2,879,865 from Urumqi High-speed Railway Hub Comprehensive Development & Construction Investment Co., Ltd. with maturity date of November 15, 2021 from November 16, 2016. The interest rate is 1% and the principal is due upon maturity.

17. Other Operating Expense

Other operating expense for the years ended December 31, 2016 and 2015 was consisted of:

	For the years ended December 31,
	2016	2015
Depreciation and amortization	$40,004	$40,259
Guarantee fee	-	217,725
Legal and professional expenses	1,276,271	1,520,930
Office related expenses	1,131,255	265,928
Travel and entertainment	218,618	283,405
Amortization of financing costs	-	461,945
Total	$2,666,148	$2,790,192

18. Employee Retirement Benefit

The Company has made employee benefit contribution in accordance with Chinese relevant regulations, including retirement insurance, unemployment insurance, medical insurance, work injury insurance, birth insurance and housing fund. The Company recorded the contribution in the salary and employee charges when incurred. The contributions made by the Company were $178,547 and $62,793 for the years ended December 31, 2016 and 2015, respectively.

19. DIVIDEND PAYABLE

Feng Hui, the VIE of Adrie, declared dividends of RMB 43,000,000 (approximately $6,903,416) for the year ended December 31, 2015 to its shareholders on January 13, 2016, which were paid on March 10, 2016.

On August 29, 2016, the Company declared common shares dividend of $2,060,435 which represents 15% of the Company’s 2015 net income to the holders of record of the Company’s ordinary shares on September 8, 2016. On October 18, 2016, the Company paid common shares dividends by cash of $1,323,275 and ordinary shares totaled 2,013 shares with par value of $8.16 amounted $17,160. The remaining dividends of $720,000 for 8,000,000 escrow shares will be paid when these shares are vested.

On December 19, 2016, the Company announced a one-time dividend of $0.148 per ordinary share which represents an amount equal to twenty-five percent (25%) of (i) the Company’s consolidated net income for the period beginning January 1, 2016 through September 30, 2016, the end of the Company’s third quarter, less (ii) the amount of dividends paid, payable or otherwise accrued as preferred dividends with respect to the Company’s Series A preferred shares for such period. The dividend were paid on January 20, 2017 to holders of record of the Company’s Ordinary Shares on December 29, 2016. The dividend were paid by ordinary shares. No fractional shares were issued. All dividends were rounded up to the nearest whole number of Ordinary Shares when fractional shares occur. No cash payments were made for any fractional shares.

On December 31, 2016, the Company declared a dividend of $333,327 for convertible redeemable preferred shares, which was included in the balance of convertible redeemable preferred shares.

Accumulated unpaid dividends as of December 31, 2016 were $4,442,048, of which $3,388,721 dividends were paid subsequently.

CHINA LENDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2016 and 2015

20. Statutory Reserves

In accordance with PRC regulations, the subsidiaries and VIE of the Company in the PRC are required to provide a statutory reserve, which is appropriated from net income as reported in the Company’s statutory accounts. The Company is required to allocate 10% of its annual after-tax profit to the statutory reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. The statutory reserves can only be used for specific purposes and are not distributable as cash dividends. As of December 31, 2016 and 2015, total statutory reserves were $6,536,238 and $4,667,254, respectively, which did not reach 50% of the Company’s registered capital.

21. EARNinGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per common share for the years ended December 31, 2016 and 2015, respectively:

	For the years ended December 31,
	2016	2015
Net income	$17,278,404	$14,119,814
Dividends to Class A preferred shareholders	(333,327)	-
Net income attributable to the ordinary shareholders	16,945,077	14,119,814

Basic weighted-average common shares outstanding	18,012,452	20,519,156
Conversion of Class A Convertible Redeemable Preferred Shares	715,000	-
Release of Restricted Shares Placed in Escrow	2,666,667	-
Conversion of Unit Purchase Option	136,508	-
Conversion of Restricted Shares	208	-
Diluted weighted-average common shares outstanding	21,530,835	20,519,156

Earnings per share:
Basic	$0.94	$0.69
Diluted	$0.79	$0.69

Basic earnings per share to the ordinary shareholders are computed by dividing the net income attributable to the ordinary shareholders by the weighted average number of common shares outstanding during the year. On January 20, 2017, the Company has issued 519,156 common share dividends. The computation of basic and diluted EPS shall be retroactively adjusted for all periods presented. Diluted earnings per share includes the weighted average dilutive effect of Class A Convertible Redeemable Preferred Shares, Unit Purchase Option, Convertible Promissory Note and Non-vested Restricted Shares to employees for the year ended December 31, 2016. Warrants are anti-dilutive for the year ended December 31, 2016. 8 million restricted shares held in Escrow are excluded for both basic and diluted weighted average shares since the earn out target attainable test is supposed to be performed at the year ended December 31, 2016 and shares will not be issuable until the year end as of December 31, 2016, 2017 and 2018 if the Company passed the earn out target attainable test. The effect of potential release of escrowed 2,666,667 shares has been included in the calculation of diluted weighted-average common shares outstanding based on the Company’s estimate on the fact that the Company could meet the earned-out target for the year December 31, 2016.

CHINA LENDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2016 and 2015

22. TAXATION

China Lending Corporation is incorporated in British Virgin Islands with zero income tax rate. China Lending Corporation did not generate taxable income in the British Virgin Islands for the period from July 7, 2016 to December 31, 2016.

Adrie is incorporated in the British Virgin Islands with zero income tax rate. Adrie did not generate taxable income in the British Virgin Islands for the period from November 19, 2014 (date of inception) to December 31, 2016.

Feng Hui Holding was incorporated in Hong Kong and is subject to Hong Kong profits tax at 16.5%. No provision for Hong Kong income or profit tax has been made as the Company has no assessable profit for the period from February 11, 2015 (date of inception) to December 31, 2016 because the Company has no operation in Hong Kong.

Jing Kai was incorporated in the PRC. Jing Kai did not generate taxable income in the PRC for the period from May 14, 2015 (date of inception) to December 31, 2016.

Ding Xin was incorporated in the PRC. Ding Xin generated taxable income in the PRC for the period from May 20, 2015 (date of inception) to December 31, 2016, which is subject to PRC income tax at a rate of 25%.

Ding Tai was incorporated in the PRC. Ding Tai did not generate taxable income in the PRC for the period from December 19, 2016 (date of inception) to December 31, 2016.

Feng Hui was incorporated in the PRC. Feng Hui generated taxable income in the PRC for the years ended December 31, 2016 and 2015. As stipulated by the Taxation Law of PRC, Feng Hui is subjected to PRC income tax at a rate of 25%. Feng Hui is a qualified enterprise engaged in industry list of Western Development Strategy and is therefore entitled to preferential tax rate of 15% till December 31, 2020.

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. For the years ended December 31, 2016 and 2015, the Company had no unrecognized tax benefits.

The Company does not anticipate any significant increase to its liability for unrecognized tax benefit within the next 12 months. The Company will classify interest and penalties related to income tax matters, if any, in income tax expense.

	For the years ended December 31,
	2016	2015
Income tax expense is comprised of:
Current income tax	$4,789,085	$3,132,831
Deferred income tax (benefit)/ expense	(667,747)	(274,924)
Total provision for income taxes	$4,121,338	$2,857,907

Deferred income taxes are recognized for tax consequences in future years of differences between the tax bases of assets and liabilities and their reported amounts in the financial statements at each year-end. Deferred income tax was measured using the enacted income tax rates for the periods in which they are expected to be reversed. The tax effects of temporary differences that give rise to the following approximate deferred tax assets and liabilities as of December 31, 2016 and 2015 are presented below:

	December 31,	December 31,
	2016	2015
Accrued interest receivable	$(159,357)	$(1,340)
Accrued interest payable	49,827	82,724
Provision for loan losses	967,028	121,476
Accruals	4,109	40,580
Deferred tax assets	$861,607	$243,440

The Company had no net operating loss carry forward as of December 31, 2016 and 2015.

CHINA LENDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2016 and 2015

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The management considered all available evidence, both positive and negative, in determining the realizability of deferred tax assets at December 31, 2016. Management considered carry back availability, the scheduled reversals of deferred tax liabilities, projected future taxable income during the reversal periods, and tax planning strategies in making this assessment. Management also considered recent history of taxable income, trends in the Company’s earnings and tax rate, positive financial ratios, and the impact of the downturn in the current economic environment (including the impact of credit on provision and provision for loans receivable) of the Company. Based upon its assessment, management believes that a valuation provision was not necessary as of December 31, 2016.

The effective tax rates for the years ended December 31, 2016 and 2015 were 19.3% and 16.9%, respectively. The reconciliation between the effective income tax rate and the PRC statutory income tax rate of 15% and 25% respectively are as follows:

	For the years ended December 31,
	2016	2015
PRC statutory tax rate	25.0%	25.0%
Effect of preferential income tax rate	(8.3)%	(8.7)%
Effect of different income tax rate in other jurisdictions	-	0.2%
Effect of non-deductible expenses	0.1%	0.5%
Others	2.5%	(0.1)%
Effective tax rate	19.3%	16.9%

The enterprise income tax payable was as follows:

	December 31,	December 31,
	2016	2015
Income Tax Payable	$810,975	$913,607

CHINA LENDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2016 and 2015

23. Related Party Transactions AND BALANCES

A.	Loans to related parties- Loans to and related parties of the Company, and outstanding balances were as follows:

	Loans made to Related Parties		Loans Receivable from Related Parties
	During the years ended December 31,		As of December 31,	As of December 31,
	2016	2015	2016	2015
Employees of the Company	$-	$2,445,094	$-	$1,113,730

Interest income derived from the above loans to related parties were $133,891 and $531,559 for the years ended December 31, 2016 and 2015, respectively. These loans were made in the normal course of the Company’s lending operation. The interest rates on the above loans ranged between nil~nil and 21.36%~24.00% for the years ended December 31, 2016 and 2015, respectively. As of December 31, 2016 and 2015, a general provision for loan losses of nil and $11,137 was provided for the loans receivable from related parties.

B.	Loans from a related party- Loans from a former shareholder of the Company that were outstanding during the years ended December 31, 2016 and 2015 are as follows:

Creditor	Entrust Bank Name	Interest Rate	Term	Principal	As of December 31, 2016	As of December 31, 2015
A non-controlling shareholder of the Company (until May 5, 2015)	China Merchants Bank	Fixed annual rate of 12%	From January 27, 2015 to December 26, 2015	$1,605,446	$-	$1,605,446

The outstanding of loan from a related party was nil and $1,605,446 as of December 31, 2016 and 2015, respectively.

For the year ended December 31, 2015, Feng Hui was granted loans from China Merchants Bank which were entrusted by a former related party of Feng Hui, Urumqi Changhe Financing Guarantee Co., Ltd (“Changhe”), who was a shareholder of Feng Hui before May 5, 2015. After Changhe ceased to be Feng Hui’s shareholder, it entrusted Tianshan Rural Commercial Bank to grant Feng Hui more loans. The interest expenses incurred on loans provided by Changhe were $61,542 for the year ended December 31, 2015.

CHINA LENDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2016 and 2015

C.	Guarantees

-	Guarantees of the loans receivable provided by the Company’s shareholders and related parties of the Company, and outstanding balances were as follows:

	For the years ended December 31,		As of December 31,	As of December 31,
Shareholders and related parties	2016	2015	2016	2015
Non-controlling shareholders of the Company	$110,504,045	$65,943,681	$39,886,130	$43,416,978
Legal representative of the Company and a non-controlling shareholder of the Company	-	907,077	-	870,342
Related companies of a non-controlling shareholder of the Company	62,383,161	25,382,096	46,456,542	7,005,869
Employee of the Company	75,255	481,634	-	-
Management of non-controlling shareholders of the Company	-	3,729,450	-	3,578,416
	$172,962,461	$96,443,938	$86,342,672	$54,871,605

-	Guarantees of the short-term bank loans of the Company provided by the Company’s shareholders as of December 31, 2016, and 2015 were 7,631,641 and nil, respectively. Details were as follows:

Bank name	Aggregated Principal	As of December 31, 2016	Shareholders and related parties
Tianshan Rural Commercial Bank	$8,639,593	$2,879,864	General manager of the Company and a non-controlling shareholder of the Company
Bank of Urumqi Co., Ltd	1,439,932	1,439,932	General manager of the Company and a non-controlling shareholder of the Company
Shanghai Pudong Development Bank	3,311,845	3,311,845	General manager of the Company and non-controlling shareholders of the Company
	$13,391,370	$7,631,641

CHINA LENDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2016 and 2015

-	Guarantees of the secured loans and loans from a cost investment investee of the Company provided by the Company’s shareholders and related parties of the Company were as follows:

As of and for the year ended December 31, 2016:

Lender name	Principal	As of December 31, 2016	Shareholders and related parties
China Great Wall Assets Management Co. Ltd.	$37,495,842	$14,370,526	Non-controlling shareholders of the Company
Xinjiang Microcredit Refinancing Co., Ltd.	28,798,648	14,399,325	Non-controlling shareholders of the Company
	$66,294,490	$28,769,851

As of and for the year ended December 31, 2015:

Lender name	Principal	As of December 31, 2015	Shareholders and related parties
China Great Wall Assets Management Co. Ltd.	$40,896,132	$24,739,282	Non-controlling shareholders of the Company
Xinjiang Microcredit Refinancing Co., Ltd.	15,404,285	15,404,285	Non-controlling shareholders of the Company
	$56,300,417	$40,143,567

CHINA LENDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2016 and 2015

D.	Amount due from a related party

The following is a summary of amounts due from a related party as of December 31, 2016, and 2015:

	December 31,	December 31,
	2016	2015
A related company of non-controlling shareholders of the Company	$-	$1,653,839

E.	Sale of loans receivable to a related party

On November 26, 2015, the Company sold loan receivables totaling RMB 56,100,000 (approximately $9,006,000) to Xinjiang Feng Hui Zhengxin Assets Management Co., Limited ("Zhengxin") for RMB 56,100,000 (approximately $9,006,000) without recourse and received in return fixed cash payments totaling RMB 45,363,776 (approximately $7,282,000) as of December 31, 2015. The fair value of loan receivables at the time sold was RMB 52,767,000 (approximately $8,471,000) and the Company has recognized a capital gain of RMB 3,333,000 (approximately $535,000) in additional paid-in capital. As of December 31, 2015, the outstanding amount due from Zhengxin was RMB 10,736,224 (approximately $1,654,000), which was received from Zhengxin in January 2016.

24. Concentration of Credit Risks

As of December 31, 2016 and 2015, the Company held cash of $4,496,588 and $6,732,601, respectively, that was uninsured by the government authority. To limit exposure to credit risk relating to deposits, the Company primarily places cash deposits only with large financial institutions in the PRC with acceptable credit ratings.

The Company’s operations are carried out in the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC as well as by the general state of the PRC’s economy. The business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

No customer accounted for more than 10% of total loan balance as of December 31, 2016 and 2015.

25. Commitments and Contingencies

Legal proceedings

For the year ended December 31, 2016, the Company was involved in four lawsuits with its loan customers for the aggregated claim of delinquent balances of $6.68 million. As of December 31, 2016, three of the cases with an aggregated claim of $5.96 million had been meditated by the Court in favor of the Company and one of cases with an aggregated claim of $719,966 was in the process of enforcement.

26. Subsequent Event

On December 19, 2016, the Company announced a one-time dividend of $0.148 per ordinary share which represents an amount equal to twenty-five percent (25%) of (i) the Company’s consolidated net income for the period beginning January 1, 2016 through September 30, 2016, the end of the Company’s third quarter, less (ii) the amount of dividends paid, payable or otherwise accrued as preferred dividends with respect to the Company’s Series A preferred shares for such period. On January 20, 2017, the dividends were paid by the Company in total of 519,156 Ordinary Shares to holders of record of the Company’s Ordinary Shares on December 29, 2016.

On January 24, 2017, Feng Hui Holding established Xinjiang Xin Quan Financial Leasing Co., Ltd. (“Xin Quan”) with registered capital of $30,000,000. Xin Quan is engaged in the business of financial leasing service.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association (8)
2.1	Underwriting Agreement, dated September 30, 2014, between the Company and EarlyBirdCapital, Inc. as representative for the underwriters (1)
2.2	Business Combination Marketing Agreement, dated September 30, 2014, between the Company and EarlyBirdCapital, Inc. (1)
2.3	Specimen Ordinary shares Certificate (2)
2.4	Specimen Warrant Certificate (2)
2.5	Warrant Agreement, dated September 30, 2014, between the Company and Continental Stock Transfer & Trust Company (1)
2.6	Rights Agreement, dated September 30, 2014, between the Company and Continental Stock Transfer & Trust Company (1)
2.7	Form of Unit Purchase Option between the Registrant and EarlyBirdCapital, Inc. (2)
4.1	Letter Agreement, dated September 30, 2014, among the Company, EarlyBirdCapital, Inc. and each shareholder, director and officer of the Company (1)
4.2	Amended and Restated Investment Management Trust Agreement, dated April 1, 2016, between the Company and Continental Stock Transfer & Trust Company (6)
4.3	Administrative Services Agreement, dated September 30, 2014, between the Company and DeTiger Holdings Limited (1)
4.4	Escrow Agreement, dated September 30, 2014, among the Company, initial shareholders and Continental Stock Transfer & Trust Company (1)
4.5	Securities Purchase Agreement, dated June 5, 2014, between the Company and Emily Chui-Hung Tong (2)
4.6	Securities Purchase Agreement, dated June 5, 2014, between the Company and Stephen N. Cannon (2)
4.7	Securities Purchase Agreement, dated June 8, 2014, between the Company and DeTiger Holdings Limited (2)
4.8	Unit Purchase Agreement, dated August 26, 2014, between the Registrant and DeTiger Holdings Limited (2)
4.9	Unit Purchase Agreement, dated August 26, 2014, between the Registrant and EarlyBirdCapital, Inc. (2)
4.10	Registration Rights Agreement, dated September 30, 2014, between the Company and security holders (1)
4.11	Form of Indemnity Agreement (3)
4.12	Sponsor Warrants Purchase Agreement, dated September 22, 2014, between the Registrant and sponsor (4)
4.13	Share Exchange Agreement, dated as of January 11, 2016, by and among DT Asia Investments Limited, DeTiger Holdings Limited, in the capacity as the DT Representative thereunder, Adrie Global Holdings Limited, the shareholders of Adrie Global Holdings Limited, and Li Jingping, in the capacity as the Seller Representative thereunder (5)
4.14	Amended and Restated Convertible Promissory Note, dated June 14, 2016 (7)
4.15	Registration Rights Agreement, dated as of July 6, 2016, by and among DT Asia Investments Limited, DeTiger Holdings Limited, in the capacity as the DT Representative and shareholders of Adrie Global Holdings Limited (8)
4.16	Lock-Up Agreement, dated as of July 6, 2016, by and among DT Asia Investments Limited, DeTiger Holdings Limited, in the capacity as the DT Representative and shareholders of Adrie Global Holdings Limited named as Investors therein (8)
4.17	Escrow Agreement, dated as of July 6, 2016, by and among DT Asia Investment Limited, Li Jingping, in the capacity as the Seller Representative, and Continental Stock Transfer & Trust Company as escrow agent (8)
4.18	Li Jingping Employment Agreement, dated September 9, 2016 (9)
4.19	Zhang Jianfeng Employment Agreement, dated September 9, 2016 (9)
4.20	Wang Hong Employment Agreement, dated September 9, 2016 (9)
4.21	Zhou Quan Employment Agreement, dated September 9, 2016 (9)
4.22	Qiao Yonggang Employment Agreement, dated September 9, 2016 (9)
4.23	Albert Lyu Employment Agreement, dated January 16, 2017 (10)
8.1	Subsidiaries of Registrant (8)
12.1*	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a)
13.1*	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Filed herewith

(1)	Incorporated by reference to the Company’s Form 8-K, filed with the SEC on October 6, 2014.
(2)	Incorporated by reference to the Company’s Form S-1/A, filed with the SEC on August 27, 2014.
(3)	Incorporated by reference to the Company’s Form S-1/A, filed with the SEC on September 11, 2014.
(4)	Incorporated by reference to the Company’s Form S-1/A, filed with the SEC on September 23, 2014.
(5)	Incorporated by reference to the Company’s Form 8-K, filed with the SEC January 13, 2016.
(6)	Incorporated by reference to the Company’s Form 8-K, filed with the SEC on April 5, 2016.
(7)	Incorporated by reference to the Company’s Form 8-K, filed with the SEC on June 14, 2016.
(8)	Incorporated by reference to the Company’s Form 8-K, filed with the SEC on July 11, 2016.
(9)	Incorporated by reference to the Company’s Form 8-K, filed with the SEC on September 13, 2016.
(10)	Incorporated by reference to the Company’s Form 8-K, filed with the SEC on January 17, 2017.

77

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA LENDING CORPORATION

Date: March 3, 2017	By:	/s/ Li Jingping
	Name:	Li Jingping
	Title:	President, Chief Executive Officer and Chairwoman
(Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

78