Form 20-F
period 2017-12-31
China Lending Corp
filed 2018-04-30
CIK 1611852

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

  For the fiscal year ended December 31, 2017

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

As of April 23, 2018, the registrant had 23,757,667 ordinary shares outstanding.

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging Growth Company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

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

The audited financial statements for the years ended December 31, 2017, 2016 and 2015 in this Annual Report have been prepared in accordance with accounting principles generally accepted in the United States, or “U.S. GAAP.”

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

The following table summarizes our financial data. We have derived the summary statements of comprehensive income data for the three years ended December 31, 2017, 2016 and 2015 and the statements of financial position data as of December 31, 2017 and 2016 from our audited financial statements included elsewhere in this Annual Report. We have derived the selected financial data as of December 31, 2014 and 2013 from our audited financial statements not included in this Annual Report. Our financial statements have been prepared in accordance with U.S. GAAP.

Certain factors that affect the comparability of the information set forth in the following table are described in Item 5 “Operating and Financial Review and Prospects” and the Financial Statements and related notes thereto included elsewhere in this Annual Report.

Statements of Income and Comprehensive Income

	Years Ended December 31,
	2017	2016	2015	2014	2013

Interest income
Interest and fees on loans	$16,231,844	$35,048,167	$27,392,936	$17,592,593	$10,205,403
Interest and fees on loans – related parties	293,395	491,080	779,832	1,159,974	1,247,434
Interest on deposits with banks	1,076	4,652	5,883	8,519	2,120
Total interest income	16,526,315	35,543,899	28,178,651	18,761,086	11,454,957

Interest expense
Interest expense and fees on short-term bank loans	(1,583,491)	(715,535)	(425,139)	(979,050)	(723,047)
Interest expense and fees on secured loan	(3,253,472)	(2,442,527)	(2,302,136)	(689,393)	-
Interest expense on loans from related parties	-	-	(61,542)	(98,775)	-
Interest expense on loans from a cost investment investee	(2,530,586)	(1,818,656)	(1,101,871)	-	-
Total interest expense	(7,367,549)	(4,976,718)	(3,890,688)	(1,767,218)	(723,047)

Provision for loan losses	(55,299,749)	(4,650,887)	(2,166,110)	(584,348)	(143,610)

Net Interest Income(Loss)	(46,140,983)	25,916,294	22,121,853	16,409,520	10,588,300

Non-interest income	570,756	107,512	13,212	-	-

Non-interest expense
Salaries and employee surcharge	(808,657)	(1,271,650)	(917,159)	(604,223)	(383,968)
Business taxes and surcharge	(141,284)	(686,266)	(1,449,993)	(1,050,052)	(641,440)
Other operating expenses	(2,053,401)	(2,666,148)	(2,790,192)	(1,349,142)	(1,222,329)
Investment impairment	(3,698,868)	-	-	-	-
Total non-interest expense	(6,702,210)	(4,624,064)	(5,157,344)	(3,003,417)	(2,247,737)

Non-operating expenses	243,913	-	-	-	-
Income(Loss) Before Taxes	(52,028,524)	21,399,742	16,977,721	13,406,103	8,340,563
Income tax expense	(2,754,749)	(4,121,338)	(2,857,907)	(2,092,776)	(1,317,819)
Net Income(Loss)	(54,783,273)	17,278,404	14,119,814	11,313,327	7,022,744

Dividend – Class A preferred stock	(686,400)	(333,327)	-	-	-
Net income(Loss) allocated to ordinary shareholders	(55,469,673)	16,945,077	14,119,814	11,313,327	7,022,744

Other comprehensive income
Foreign currency translation adjustments	5,608,353	(7,530,549)	(5,714,112)	(172,627)	1,616,255
Comprehensive Income(Loss)	$(49,174,920)	$9,747,855	$8,405,702	$11,140,700	$8,638,999

Weighted-average common shares outstanding - basic	17,343,763	18,353,249	20,859,953	20,859,953	20,859,953
Weighted-average common shares outstanding - diluted	17,343,763	21,871,632	20,859,953	20,859,953	20,859,953
Earnings per share to ordinary shareholder - Basic	$(3.20)	$0.92	$0.68	$0.54	$0.34
Earnings per share to ordinary shareholder - Diluted	$(3.20)	$0.77	$0.68	$0.54	$0.34

Balance Sheet

	As of December 31,
	2017	2016	2015	2014	2013

Cash and cash equivalents	$1,220,380	$4,496,588	$6,732,601	$116,132	$204,317
Total assets	$119,620,269	$158,956,571	$152,350,336	$132,837,173	$74,997,193
Total liabilities	$52,870,922	$45,787,424	$48,980,482	$31,504,701	$22,436,539
Total shareholders’ equity	$57,783,220	$104,255,820	$103,369,854	$101,332,472	$52,560,654

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk factors

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

Feng Hui commenced operations in June 2009 and has a limited operating history. The Company has built a portfolio of an aggregate of approximately $1,413 million of direct loans to 2,240 borrowers from inception until December 31, 2017. For the years ended December 31, 2017, 2016 and 2015, the Company generated approximately $16.5 million, $35.5 million and $28.2 million of revenue with $54.8 million of net loss, $17.3 million of net income and $14.1 million of net income. However the Company’s growth rate since 2009 may not be indicative of future performance. Jing Kai and Ding Xin were formed in the second quarter of 2015. Ding Tai was formed in the December of 2016. Xin Quan was formed in January 2017. Jing Kai, Ding Tai and Xin Quan have not commenced operations. Ding Xin commenced operations in August 2015.

For the fiscal year ended December 31, 2017, the Company was unable to achieve similar results and grow at the same rate as the Company has in the past. It is also difficult to evaluate our prospects, as the Company may not have sufficient experience in addressing the risks to which companies operating in new and rapidly evolving markets such as the direct lending industry may be exposed. The Company will continue to encounter risks and difficulties that companies at a similar stage of development frequently experience, including the potential failure to:

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

The Xinjiang Uyghur Autonomous Region is the largest administrative division in China by land area, although it ranks 25th by population. Its ethnic composition is on approximately 45.2% Uyghur, 40.6% Han, 6.7% Kazakh and 4.6% other. This has given rise to ethnic and other tensions both in Urumqi, the Capital City, and elsewhere in Xinjiang Province. Events such as terrorist and ethnic extremist attacks as well as riots and the resulting political instability, economy suspension and concerns over safety and security aspects of investment in Xinjiang Province or the fear of any of the foregoing have had, and could have in the future, a significant adverse impact on demand and pricing of the Company’s operations.

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

The Company’s risk management procedures use historical information to estimate any potential losses based on the experience, judgment, and expectations regarding borrowers and the economic environment in which the Company and its borrowers operate. The provision for loan losses as of December 31, 2017 was established at a level believed to be reasonable by management to absorb probable losses inherent in the portfolio as of each balance sheet date in accordance with US GAAP. As of December 31, 2017, not only a general provision, but also specific provisions, were reflected in the provision. However, our loan loss reserves may not be sufficient to absorb future loan losses or prevent a material adverse effect on the Company’s business, financial condition, or results of operations.

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

In addition, in referencing to The Guidance on Provisioning for Loan Losses issued by the PBOC: banks and financial enterprises shall set aside the general reserves on quarterly basis, and the general reserves outstanding as of the end of year may not be less than 1% of the loans outstanding. Bank and financial enterprises may set aside special reserves on quarterly basis by consulting and following the following percentages: the provision is set aside for loans to be watched by 2%, that for substandard loans by 25%, that for doubtful loans by 50%, and that for loss loans by 100%. Among them, provisions for losses of substandard and doubtful loans may be set aside with a range of 20%. Specific reserves may be set aside by banks and financial enterprises in their discretion on quarterly basis by a percentage determined according to the specific risk scenario of loans of various types, probability of losses and historical experience.

As of December 31, 2017, the Company provided general reserve and special reserve of $0.1 million and $64.2 million, respectively.

While the Company believes its management uses the best information available to make loan loss provision evaluations, adjustments to the provision may be necessary based on change in economic and other conditions or change in according guidance, which could negatively affect the Company’s results of operations and financial condition.

An increase to the provision for loan losses will cause the Company’s net income to decrease and net loss to increase.

Our businesses are subject to fluctuations based on local economic conditions. These fluctuations are neither predictable nor within its control and may have a material adverse impact on its operations and financial condition. We may decide to increase our provision for loan losses in light of the lack of clarity in the applicable banking regulations with regard to direct lending companies. The regulatory authority may also require an increase in the provision for loan losses or the recognition of further loan charge-offs, based on judgments different from those of its management. Any increase in the provision for loan losses will result in a decrease in net income and an increase in net loss that may have a material adverse effect on the Company’s financial condition and results of operations.

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

Feng Hui’s shareholders have actively supported Feng Hui’s business by referring their commercial and other contacts to be Feng Hui customers, including that for most of such referrals the shareholder will personally guarantee the borrowings of the customer he or she has referred to Feng Hui. As of December 31, 2017 and 2016, 63.8% and 56.6% respectively, of Feng Hui’s loans were guaranteed by related parties. The percentage of the Company’s loans that are so guaranteed has declined in recent years and the Company expects that percentage to decline in the future as we expand our business using other marketing and loan origination strategies. However, if these Feng Hui shareholders reduce their referrals or guarantees in the future at the shareholders’ discretion, then the Company’s results of operations could be materially adversely affected. In addition, as the Company migrates away from Feng Hui’s shareholder referral marketing and loan origination approach to approaches in which there is not a pre-existing, separate business relationship between a shareholder and the customer and the special knowledge of the customer’s business and financial condition that often comes with such a relationship, we may experience a higher loss experience than Feng Hui has experienced historically.

Discontinuation of preferential tax treatment Feng Hui currently enjoys may result in additional compliance obligations and costs so as to materially and adversely impact the Company’s net income.

Pursuant to Supplementary Rules on Accelerating Economy Development and Implementing Supportive Policy issued by the local government, Feng Hui was rewarded with certain tax refunds for years 2009 and 2010. Further, from year 2011 through 2017, local tax authorities granted Feng Hui the preferential income tax rate of 15% because Feng Hui was entitled to the preferential rate as a qualified enterprise engaged in industry under the Western Development Strategy.

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

The Company is required to establish and maintain internal controls over financial reporting and disclosure controls and procedures and to comply with other requirements of the Sarbanes-Oxley Act and the rules promulgated by the SEC. The Company is required to provide management’s attestation on internal controls. The standards required for a public company under Section 404 of the Sarbanes-Oxley Act of 2002 are significantly more stringent than those required of a privately-held company. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the regulatory compliance and reporting requirements. If we are not able to implement the additional requirements of Section 404 in a timely manner or with adequate compliance, we may not be able to assess whether our internal controls over financial reporting are effective, which may subject us to adverse regulatory consequences and could harm investor confidence and the market price of our ordinary shares.

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

The Company has only registered a small number of our ordinary shares issuable upon exercise of our warrants, and has not registered any of our ordinary shares underlying the preferred shares or purchase option granted to EarlyBird under the Securities Act of 1933, as amended (the “Securities Act”) or state securities laws at this time, and such registration may not be in place when an investor desires to exercise such warrants.

The Company has only registered a small number of the ordinary shares issuable upon exercise of our warrants, and has not registered any of our ordinary shares underlying the preferred shares or purchase option sold to EarlyBird under the Securities Act or any state securities laws at this time. We have agreed to use our best efforts to file with the SEC a registration statement for the registration, under the Securities Act, covering these securities as soon as practicable after the closing of the Business Combination and cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto.

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

The Company has the ability to redeem certain warrants prior to their expiration at a price of $0.01 per warrant, provided that (i) the last reported sale price of our ordinary shares equals or exceeds $18.00 per share for any 20 trading days within the 30 trading-day period ending on the third business day before we send the notice of such redemption and (ii) on the date we give notice of redemption and during the entire period thereafter until the time the warrants are redeemed, there is an effective registration statement under the Securities Act covering the ordinary shares issuable upon exercise of the warrants and a current prospectus relating to them is available unless warrants are exercised on a cashless basis. Redemption of such warrants could force holders of the warrants:

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

All of the Company’s operations will be entirely conducted in the PRC. Although the PRC economy has grown in recent years, the pace of growth has slowed, and even that rate of growth may not continue. The annual rate of growth in the PRC declined from 7.7% in 2013 to 7.3% in 2014 to 6.9% in 2015 to 6.7% in 2016, and in 6.9% in 2017, and the annual rate of growth in Xinjiang Province has declined from 11.0% in 2013 to 10.0% in 2014 to 8.8% in 2015, to 7.6% in 2016, and at the same level in 2017. According to a recent State Information of China forecast, China’s economic growth rate in 2018 will slow to 6.5%, its lowest since 1990. A slowdown in overall economic growth, an economic downturn or recession or other adverse economic developments in the PRC may materially reduce the demand for the Company’s direct lending service and may have a materially adverse effect on its business.

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

Feng Hui is a limited liability company organized in 2009 under the laws of the PRC with the approval of Financial Office of Xinjiang Province Government and is engaged in providing direct loans to MSMEs and sole proprietors in Xinjiang Province. Feng Hui is owned by 15 shareholders, eight of which are legal persons and the remainder of which are natural persons. Feng Hui and its shareholders entered into certain variable interest entity contracts with Ding Xin pursuant to which the profits of Feng Hui are paid to Ding Xin, and in connection with entering into such contracts, Feng Hui is contractually controlled by Ding Xin.

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

Feng Hui currently engages in both the traditional direct lending business and financial innovation, such as supply chain finance in which Feng Hui provides financing for suppliers purchasing inventory from distributors. During 2017, Feng Hui originated loans to supply chain finance accounts constituting 46.5% of total loans originated. However, Feng Hui’s practice of supply chain finance has been limited to certain industries, primarily the tire industry, and has not expanded into other vertical industrial networks due to maximum leverage constraints. Feng Hui is a PRC domestic company whose lending capacity is constrained by the regulatory leverage ceiling of 1.5 times; therefore its current business has already saturated its lending capacity. During 2017 and 2016, the monthly average fund utilization (cash or cash equivalent/loan receivables) of Feng Hui reached 99% and 98.5%, respectively.

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

Ding Xin

As noted above, Adrie’s wholly-owned subsidiary, Ding Xin, is licensed to provide financial Ding Xin services such as loan origination criteria, risk assessment and loan monitoring in several major metropolitan areas in China. Ding Xin was organized in Beijing having a branch company in Urumqi, Xiangjiang in the second quarter of 2015 and started operations as of August 1, 2015. Since its inception through December 31, 2017, Ding Xin has provided services to 406 clients.

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

Equity Pledge Agreement

Under the Equity Pledge Agreement between the Feng Hui shareholders and Ding Xin, the 15 Feng Hui shareholders pledged all of their equity interests in Feng Hui to Ding Xin to guarantee the secured indebtedness caused by failure of performance of Feng Hui’s and the Feng Hui shareholders’ obligations under the Exclusive Business Cooperation Agreement, Exclusive Purchase Option Agreement and Power of Attorney. Under the terms of the Equity Pledge Agreement, any dividend or bonus received by Feng Hui in respect of the Pledged Equity shall be deposited into an account designated by Ding Xin. The Feng Hui shareholders also agreed that upon occurrence of any event of default, as set forth in the Equity Pledge Agreement, Ding Xin is entitled to dispose of the pledged equity interest in accordance with applicable PRC laws. The Feng Hui shareholders further agreed not to dispose of the pledged equity interests or take any actions that would prejudice Ding Xin’s interest.

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

Most of our customers are MSMEs and individual proprietors located in Urumqi, Xinjiang Province. Our customers are involved in the commerce and service, energy and mining, real estate, agriculture and husbandry, supply chain financing, manufacturing, consumer credit and other industries, in particular, loans to the commerce and service industry accounts for 31.9% and 31.50% of total amount of loans originated by the Company during 2017 and 2016, respectively.

The Company’s accounts have been prepared assuming that the Company will continue as a going concern basis. The going concern basis assumes that assets are realized and liabilities are extinguished in the ordinary course of business at amounts disclosed in the financial statements. The Company’s ability to continue as a going concern depends upon aligning its sources of funding (debt and equity) with the expenditure requirements of the Company and repayment of the debt facilities as and when they fall due.

Although the Company believes that it can realize its current assets, the Company’s ability to repay its current obligations will depend on the future realization of its current assets. Management had considered the historical experience, the economy, trends in the supply chain industry, the expected collectability of the loans receivables, and provided for an allowance for doubtful accounts as of December 31, 2017. The Company expects to realize the balances net of the allowance within the normal operating cycle of twelve months period. If the Company is unable to realize its current assets within the normal operating cycle of twelve months period, the Company may have to consider its available source of funds through the financing from the PRC banks, third parties and other financial institutions given the Company’s credit history, enhance the collection on the overdue loans from customers, repayments of loans with collateral in the form of rights to cash, securities or property and equipment, as well as look for strategic investors to restructure and optimize our assets.

Based on the above considerations, the Company’s management is of the opinion that it has sufficient funds to meet the Company’s working capital requirements and debt obligations. However, there is no assurance that management will be successful in their plan. There are a number of factors that could potentially arise that could result in shortfalls to the Company’s plan, such as the demand for the Company’s collateral, economic conditions, collections of the overdue loans receivables, the Company’s operating results not continuing to deteriorate and the Company’s banks, third parties and shareholders being able to provide continued financings. If management is unable to execute this plan, there would likely be a material adverse effect on the Company’s business. All of these factors raise substantial doubt about the ability of the Company to continue as a going concern. The consolidated financial statements for the year ended December 31, 2017 have been prepared on a going concern basis and do not include any adjustments to reflect the possible future effects on the recoverability and classifications of assets or the amounts and classifications of liabilities that may result from the inability of the Company to continue as a going concern.

The loan origination distribution of customers during 2017 is summarized below:

	Number of loans	Percentage	Loan Amount (in ‘000)	Percentage
Supply Chain Finance	103	33.3%	$89,658	46.54%
Commerce & Service	175	56.7%	76,630	39.78%
Manufacturing	6	1.9%	2,736	1.42%
Real Estate	8	2.6%	11,916	6.18%
Agriculture	5	1.6%	4,919	2.55%
Energy and Mining	6	1.9%	3,551	1.84%
Consumer Credit	2	0.7%	50	0.03%
Others	4	1.3%	3,170	1.66%
	309	100.00%	$192,630	100.00%

The loan origination distribution of customers during 2016 is summarized below:

	Number of loans	Percentage	Loan Amount (in ‘000)	Percentage
Supply Chain Finance	186	40.52%	$159,698	48.14%
Commerce & Service	181	39.44%	104,452	31.50%
Manufacturing	22	4.79%	13,388	4.04%
Real Estate	21	4.58%	19,943	6.01%
Agriculture	27	5.88%	24,228	7.30%
Energy and Mining	6	1.31%	7,638	2.30%
Consumer Credit	12	2.61%	1,171	0.35%
Others	4	0.87%	1,204	0.36%
	459	100.00%	$331,722	100.00%

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

Business Strategies

The Company intends to implement two primary strategies to expand and grow the size of its businesses: (i) increase lending capacity through the cash generated from operations (after any dividends) and through increases in Jing Kai’s registered capital by the Business Combination; (ii) diversify the Company’s portfolio of financial services by expanding the business into financial Ding Xin and risk management services, and Internet financing in Xinjiang Province and other cities of China;

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

C.	Organizational Structure

The following is an organizational chart setting forth our corporate structure:

(1) Below is a list of the current majority shareholders of the Company:

	Record Holder	Ownership Percentage	Beneficial Owner*	Beneficial Ownership in Record Holder
1	Ruiheng Global Limited	26.3526%	Li Jingping	35.62%
2	Yangwei Global Limited	14.6611%	Li Jingping	91.74%
3	Jiyi Global Investments Limited	8.5631%	Li Jingping	75.05%
4	Zhan Zhao Limited	5.4204%
5	John Chen	-
6	Si Shen	-
7	Du Xiangyang	-
8	Li Jingping	0.0009%
9	Zhou Quan	0.0009%
10	Qiao Yonggang	0.0009%

*	Beneficial owners of 30% or more of applicable record holders, where record holder is not an individual.

D.	Property, Plants and Equipment

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

On January 24, 2017, Feng Hui Holding established Xin Quan with registered capital of $30,000,000. Xin Quan is engaged in the business of financial leasing service.

As of December 31, 2017, there were 23,758,817 ordinary shares and 9,280,323 warrants outstanding.

Feng Hui is a company established under the laws of the PRC on June 12, 2009, and its investors as of December 31, 2017 consisted of eight PRC companies and seven PRC individuals. Feng Hui is a microcredit company primarily engaged in providing direct loan services to small-to-medium sized enterprises, farmers and individuals in Xinjiang Province, PRC. Until August 1, 2015, Adrie conducted its business solely through Feng Hui.

As of December 31, 2017, Feng Hui is one of the top direct lending operations in Xinjiang Province in terms of registered capital and loans receivables according to data from the PBOC. Feng Hui typically provides MSMEs, family-run businesses, farmers and individual borrowers with working capital and bridge financing support, primarily through means of short-term loans based upon their needs and qualifications.

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

The following are some key measures of the Company’s direct lending operations:

●	During the year ended December 31, 2017, the Company’s average loan size decreased by $0.10 million, or 13.9%, to $0.62 million, compared to the average loan size of $0.72 million during the year ended December 31, 2016, having size of loans range from $4.61 thousand to $2.92 million. Pursuant to China’s PBOC requirement on Management of Small-Amount Loan, any loan extended by a direct lender to a single client shall not exceed 5% of its net assets. The Company’s internal guidelines provide that any loan extended to a single client may not exceed 5% of Feng Hui’s paid-in capital, which results in a current maximum loan size of approximately $3.07 million.

●	During the year ended December 31, 2017, the Company issued 309 loans compared to 459 loans issued during the year ended December 31, 2016.

●	Instead of issuing loan facilities of one year and longer as in banks and other financial institutions, the Company has been providing its customers with loans of one year and shorter durations. The average term of loans issued during the year ended December 31, 2017 was 9.2 months, an increase of 3.5 month as compared to the average term of 5.7 months during the year ended December 31, 2016.

●	The Company attempts to spread its industry risk and to avoid over reliance on any particular industry by diversifying its customer base into several industries. As of December 31, 2017, the Company’s business covered over nine industries, including Commerce and Trade, Real Estates, Energy and Mining, Agriculture, Manufacturing, Supply Chain Financing, Service, Environmental Protection and Others.

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

Although the PRC economy has grown in recent years, the pace of growth has slowed, and even that rate of growth may not continue. According to the National Bureau of Statistics in China (“NBS”), the annual rate of growth in the PRC declined from 7.7% in 2013 to 7.3% in 2014 and declined from 6.9% in 2015 to 6.7% in 2016 ,and increased from 6.7% in 2016 to 6.9% in 2017, and the annual rate of growth in Xinjiang Province has declined from 11.0% in 2013 to 10.0% in 2014, and declined from 8.8% in 2015 to 7.6% in 2016, and keep in the same level in 2017. A further slowdown in overall economic growth, an economic downturn or recession or other adverse economic developments in the PRC may materially reduce the demand for the Company’s direct lending service and may have a materially adverse effect on its business.

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

Results of Operations

For the Year Ended December 31, 2017, 2016 and 2015:

	For the Year Ended December 31,		Changes		For the Year Ended December 31,		Changes
	2017	2016	$	%	2016	2015	$	%
Interest income
Interest and fees on loans	$16,231,844	$35,048,167	$(18,816,323)	(54)%	$35,048,167	$27,392,936	7,655,321	27.9%
Interest and fees on loans-related parties	293,395	491,080	(197,685)	(40)%	491,080	779,832	(288,752)	(36.1)%
Interest on deposits with banks	1,076	4,652	(3,576)	(77)%	4,652	5,883	(1,231)	(20.9)%
Total interest income	16,526,315	35,543,899	(19,017,584)	(54)%	35,543,899	28,178,651	7,365,248	26.1%

Interest expense
Interest expense on short-term bank loans	(1,583,491)	(715,535)	(867,956)	121%	(715,535)	(425,139)	(290,396)	68.3%
Interest expense and fees on secured loan	(3,253,472)	(2,442,527)	(810,945)	33%	(2,442,527)	(2,302,136)	(140,391)	6.1%
Interest expense and loans from related parties	-	-	-	-	-	(61,542)	61,542	(100)%
Interest expense on loans from a cost investment investee	(2,530,586)	(1,818,656)	711,930	(39)%	(1,818,656)	(1,101,871)	(716,785)	65.1%
Total interest expense	(7,367,549)	(4,976,718)	(2,390,831)	48%	(4,976,718)	(3,890,688)	(1,086,030)	27.9%

Provisions for loan losses	(55,299,749)	(4,650,887)	(50,648,862)	1,089%	(4,650,887)	(2,166,110)	2,484,777	114.7%
Net Interest Income(Loss)	(46,140,983)	25,916,294	(72,057,277)	(278)%	25,916,294	22,121,853	3,794,441	17.2%

Non-interest income	570,756	107,512	463,244	431%	107,512	13,212	94,300	713.7%

Non-interest expenses
Salaries and employee surcharge	(808,657)	(1,271,650)	462,993	(36)%	(1,271,650)	(917,159)	(354,491)	38.7%
Business taxes and surcharge	(141,284)	(686,266)	544,982	(79)%	(686,266)	(1,449,993)	763,727	(52.7)%
Other operating expenses	(2,053,401)	(2,666,148)	612,747	(23)%	(2,666,148)	(2,790,192)	124,044	(4.4)%
Investment impairment	(3,698,868)	-	-	100%	-	-	-	-
Total non-interest expense	(6,702,210)	(4,624,064)	(2,078,146)	(45)%	(4,624,064)	(5,157,344)	533,280	(10.3)%
Non-interest expenses	243,913	-	(243,913)	100%	-	-	-	-
Income(Loss) before tax	(52,028,524)	21,399,742	(73,428,266)	(343)%	21,399,742	16,977,721	4,422,021	26.0%
Income tax expense	(2,754,749)	(4,121,338)	1,366,589	(33)%	(4,121,338)	(2,857,907)	(1,263,431)	44.2%
Net income(Loss)	$(54,783,273)	$17,278,404	$(72,061,677)	(417)%	$17,278,404	$14,119,814	$3,158,590	22.4%

Interest Income

The Company’s interest income consists of interest and fees on its direct lending loans, financial advisory fees and interest on deposits with banks. Total interest income decreased by $19.0 million, or 54%, to $16.5 million for the year ended December 31, 2017, compared to $35.5 million for the year ended December 31, 2016. The decrease was mainly due to reduce interest rate during this period, this was because of competitive pressure. The company reduced interest rates on supply chain financing and other loans with financial difficulties from 24% to 12% in 2017. The decrease also resulted from a significant decrease in monthly interest received on certain supply chain financing loans related to certain customer who faces to financial difficulties. The company is closely monitoring the situation of these customers. The company expects further impact on its business as additional loans because due over time based on management’s current assessment.

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

Interest Expense

The interest rates per annum on loans received ranged between 7% and 12% for the year ended December 31, 2017.

Interest expense increased by $2.4 million, or 48%, to $7.4 million during the year ended December 31, 2017 as compared to $5.0 million in the year ended December 31, 2016. The increase was mainly caused by: Most of the loans have been overdue, overdue interest penalty have been included in according to the loan contract.

The interest rates per annum on loans received ranged between 7% and 12% for the year ended December 31, 2016.

Interest expense increased by $1.1 million, or 27.9%, to $5.0 million during the year ended December 31, 2016 as compared to $3.9 million in the year ended December 31, 2015. The increase was mainly caused by an increase in interest expenses on loans obtained from a cost investment investee. As the ability to borrow strengthened after the increase in registered capital in September, 2014, Feng Hui increased borrowings to support its business development.

Provision for Loan Losses

At the commencement of operations, the Company did not have a sufficient operating history to develop a reasonable estimation for its loan loss provision. However, since 2013, the Company has been able to develop reasonable estimation for its loan loss provision, and it’s consistent with the 1% general reserve plus special reserve.

With the eight years’ operating history and management team’s experience, management believes that the Company has the capabilities to gather reliable data. Furthermore, in 2016 Feng Hui has invested in a propriety Credit Risk Analytic Platform system to capture and to analyze such credit and loss data, which is currently in operation.

The Company has been using the 1% floor requirement as its peer and industry data since 2009, the 1% has proven to be a fair estimation and to date, the Company’s actual loan losses have not exceeded 1%.

Because one of the major performance evaluation criteria of the senior management team is based on loan losses not exceeding 1%, such performance evaluation program as stipulated by the shareholders provides a natural and interactive validation and back test process for the 1% general provision for loan loss estimate against actual loan losses. Since inception in 2009, the Company’s actual loan losses were being scrutinized and back tested by the board of directors shortly after the end of each year specifically focusing on whether the actual loan loss exceeds 1% of the loans receivable balance for each respective year for performance evaluation purpose. Until now, the board of directors has been satisfied with the actual results and the management has never been penalized for loan loss exceeding 1% of each of the respective year end loans receivable balance. From the back-test result, the actual loan loss for 2014 and 2015 nil and $642,178, for 2016 and 2017 were $91,812 and nil, representing 0%, 0.45%, 0.06% and 0% of the respective loans receivable. Even though the back-test results were a lot less than 1.00% in the past four years, the management believes because the company’s customers’ base is quite diversified into multiple industries, the general reserve is reasonably reflective of the incurred risk in loan losses within the region. Through the results of our validation, back test and performance evaluation processes, the management, will not only refine our current provision for loan loss methodology, but also will improve our credit rating and approval process down to geography, industry and nature of collateral.

In addition, there is 1% general provision, 10% specific provision on loan receivables with interest overdue over three-month, 25% specific provision on loan receivables with principal overdue over one-year, 50% specific provision on loan receivables with lawsuit over one year and 100% specific provision on loan receivables with lawsuit over two years to cover for the additional risk exposure caused by over-concentration in and over-reliant on the industry.

While the Company believes its management uses the best information available to make loan loss provision evaluations, adjustments to the provision may be necessary based on changes in economic and other conditions or changes in accounting guidance.

Provision for loan losses increased by $50.6 million, or 1,089% to $55.3 million during the year ended December 31, 2017 as compared to $4.7 million in the year ended December 31, 2016. The increase was mainly attributable to certain overdue loans as certain customers were facing financial difficulties during the period in which the company has increased provision percentages and amounts to reflects the repayments expected to be provided by collateral, pledged assets and guarantees, which weakened as a result of legal proceedings and difficulties in enforcing the collateral and guarantees for eight cases that management believes are isolated and involve unique circumstances not indicative of systemic issues. Additionally, loan receivables for tire supply chain financing industry as of December 31, 2017, was approximately 46.3% of the total loan receivables, and certain overdue loans as certain customers were facing financial difficulties during 2017 which caused increased provision percentages, which caused additional increase in provision for loan losses for the fiscal year ended December 31, 2017.

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

Non-Interest Expense

Non-interest expense mainly consisted of salary and benefits for employees, business tax and surcharges, office expenses, travel costs, entertainment expenses, depreciation of equipment, investment impairment, professional fees and office supplies. Non-interest expenses increase by $2.1 million, or 45%, to $6.7 million during the year ended December 31, 2017, compared to $4.6 million in the year ended December 31, 2016. The increase was primarily attributed to the following reasons: (1) the decrease in employee expenses due to departure of certain employees in the period; (2) the decrease in business tax and other taxes in line with the decrease in total interest income; and (3) the decrease in expenses related to travel, entertainment and other professional activities as a result of headcount reduction; (4) the increase in investment impairment.

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

Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. As part of the process of preparing financial statements, Feng Hui is required to estimate its income taxes in each of the jurisdictions in which it operates. The Company accounts for income taxes using the liability method. Under this method, deferred income taxes are recognized for provision for loan losses.

The Company adopts a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation process, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. As of December 31, 2017, and 2016, the Company did not have any uncertain tax position.

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

Deferred income taxes are primarily recognized for provision for loan losses.

For the year ended December 31, 2017, income taxes expense was $2.8 million, compared to income tax expenses of $4.1 million in the year ended December 31, 2016. The decrease in income tax expenses in line with the decrease in total interest income and taxable income (loss).

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

Net Income

As a result of the above, net loss was $54.8 million for the year ended December 31, 2017, compared to net income of $17.3 million for the year ended December 31, 2016.

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

The Company allows a one-time loan extension based on an ancillary company policy with a period up to the original loan period, which is usually within twelve months. According to the Company’s loan management policy, granting an initial one-time extension requires a new underwriting and credit evaluation. Borrowers are required to submit an extension application 10 days before expiration of the original loan. Then the Company’s loan service department will investigate whether material changes have happened to the borrower’s business which may impact its repayment ability. The Company’s risk management department will reevaluate the loan. If the Company decides to grant a one-time extension, an extension agreement will be executed between the borrower and the Company, plus the Company requires that it receive a fletter from any guarantor, agreeing to the loan extension and extend the guarantee’s duration. In evaluating the extension and underwriting new loans, the Company will request that borrowers obtain guarantees from state-owned or public guarantee companies. The principal of the loan remains the same and the interest rate is fixed at the current interest rate at the time of extension.

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

Under ASC 740, a tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The adoption had no material effect on the Company’s combined financial statements as of December 31, 2017.

Liquidity and Capital Resources

The Company’s accounts have been prepared assuming that the Company will continue as a going concern basis. The going concern basis assumes that assets are realized and liabilities are extinguished in the ordinary course of business at amounts disclosed in the financial statements. The Company’s ability to continue as a going concern depends upon aligning its sources of funding (debt and equity) with the expenditure requirements of the Company and repayment of the debt facilities as and when they fall due.

Although the Company believes that it can realize its current assets, the Company’s ability to repay its current obligations will depend on the future realization of its current assets. Management had considered the historical experience, the economy, trends in the supply chain industry, the expected collectability of the loans receivables, and provided for an allowance for doubtful accounts as of December 31, 2017. The Company expects to realize the balances net of the allowance within the normal operating cycle of twelve months period. If the Company is unable to realize its current assets within the normal operating cycle of twelve months period, the Company may have to consider its available source of funds through the financing from the PRC banks, third parties and other financial institutions given the Company’s credit history, enhance the collection on the overdue loans from customers, repayments of loans with collateral in the form of rights to cash, securities or property and equipment, as well as look for strategic investors to restructure and optimize our assets.

Based on the above considerations, the Company’s management is of the opinion that it has sufficient funds to meet the Company’s working capital requirements and debt obligations. However, there is no assurance that management will be successful in their plan. There are a number of factors that could potentially arise that could result in shortfalls to the Company’s plan, such as the demand for the Company’s collateral, economic conditions, collections of the overdue loans receivables, the Company’s operating results not continuing to deteriorate and the Company’s banks, third parties and shareholders being able to provide continued financings. If management is unable to execute this plan, there would likely be a material adverse effect on the Company’s business. All of these factors raise substantial doubt about the ability of the Company to continue as a going concern. The consolidated financial statements for the year ended December 31, 2017 have been prepared on a going concern basis and do not include any adjustments to reflect the possible future effects on the recoverability and classifications of assets or the amounts and classifications of liabilities that may result from the inability of the Company to continue as a going concern.

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

The following summarizes the key components of the Company’s cash flows for the years ended December 31, 2017, 2016 and 2015:

	For the Year Ended December 31,
	2017	2016	2015
Net cash provided by operating activities	$9,897,820	$23,428,675	$15,942,204
Net cash used in investing activities	(15,855,097)	(24,209,963)	(22,059,336)
Net cash provided by/(used in) financing activities	2,544,458	(1,270,243)	13,023,453
Effect of exchange rate change on cash and cash equivalents	136,611	(184,482)	(289,852)
Net (decrease)/increase in cash and cash equivalents	$(3,376,208)	$(2,236,013)	6,616,469

Net cash provided by operating activities decreased by $13.5 million from the $23.4 million in 2016 was mainly a result of a increase of $72.1 million in net loss, an increase of $50.6 million in provision for loan losses and an increase of $1.5 million in deferred tax benefits, respectively.

Net cash provided by operating activities was approximately by $23.4 million for the year ended December 31, 2016, an increase of $ 7.5 million from the $15.9 million net cash provided by operating activities for the year ended December 31, 2015. The change was mainly a result of an increase of $3.2 million in net income, an increase of $2.5 million in provision for loan losses and an increase of $2.2 million in changes in other liabilities, respectively.

Net cash used in investing activities for the year ended December 31, 2017 was mainly consisted of cash outflows of $192.6 million in originated loans repayments and cash inflows of $176.8 million in collection of loans from customers. Net cash used in investing activities for the year ended December 31, 2016 was mainly consisted of cash outflows of $331.7million in originated loan repayments, cash inflows of $307.6 million in collections of loans from customers.

Net cash used in investing activities was approximately $24.2 million and $22.1 million for year ended December 31, 2016 and 2015, respectively. Net cash used in investing activities for the year ended December 31, 2016 mainly consisted of cash outflows of $331.7 million in originated loans to borrowers and collections of $307.6 million in repayment of loans from borrowers. Net cash used in investing activities for the year ended December 31, 2015 mainly consisted of cash outflows of $237.4 million in originated loans to borrowers, cash outflows of $4.0 million in payment for a cost method investment, cash inflows of $212.7 million in repayment of loans from borrowers and cash inflows of $6.7 million in proceeds from disposal of loans receivable to a related party.

Net cash used in financing activities for the year ended December 31, 2017 was mainly consisted of cash outflows of $1.3 million in repayment of short-term bank loan, partially offset by cash inflows of $5.2 million in proceeds from short-term bank borrowings, cash outflows of $0.9 million in payments of dividends and cash outflows of $0.7 million in repayment of convertible promissory note. Net cash used in financing activities for the year ended December 31, 2016 was mainly consisted of cash outflows of $9.2 million in repayment of secured loan, cash outflows of $7.8 million in payments of dividends and cash outflows of $6.0 million in repayment of short-term bank borrowings, partially offset by cash inflows of $14.0 million in proceeds from short-term bank borrowings, cash inflows of $6.1 million in cash acquired from reverse merger and cash inflows of $1.6 million in proceeds from a related party, respectively.

Net cash used in financing activities for the year ended December 31, 2016 was approximately $1.3 million, while net cash provided by financing activities was $13.0 million for the year ended December 31, 2015. Net cash used in financing activities for the year ended December 31, 2016 was mainly consisted of cash outflows of $9.2 million in repayment of secured loan, cash outflows of $7.8 million in payments of dividends and cash outflows of $6.0 million in repayment of short-term bank borrowings, partially offset by cash inflows of $14.0 million in proceeds from short-term bank borrowings, cash inflows of $6.1 million in cash acquired from reverse merger and cash inflows of $1.6 million in proceeds from a related party, respectively. Net cash provided by financing activities for the year ended December 31, 2015 mainly consisted of cash inflows of $16.1 million in proceeds from loans from a cost investment investee, cash inflows of $5.6 million in proceeds from short-term bank borrowings, cash inflows of $25.8 million in proceeds from secured loan, partially offset by cash outflows of $12.8 million in repayment of short-term bank borrowings, cash outflows of $15.9 million in repayment of secured loan and cash outflows of $5.6 million in payments of dividends, respectively.

As of December 31, 2017, cash and cash equivalents of $1,220,380 was denominated in USD, HKD and RMB and held by the Company and its subsidiaries and the VIE, among which $40,502 was held by the VIE Feng Hui. As of December 31, 2016, cash and cash equivalents of $4,496,588 was denominated in USD, HKD and RMB and held by the Company and its subsidiaries and VIE, among which $303,398 was held by the VIE Feng Hui.

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

Commitments and Contingencies

In the normal course of business, the Company is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations and tax matters. The Company records accruals for such contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

Operating Lease

The Company has no operating lease.

Legal Proceedings

As of December 31, 2017, the Company was involved in eleven lawsuits with its loan customers for the aggregated claim of delinquent balances of $12.2 million.

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

Industry Concentration Risk

The Company attempts to spread its industry risk and to avoid over reliance on any particular industry by diversifying its customer base into several industries. As of December 31, 2017, the Company’s business covered more than eight industries including Commerce and Service, Real Estates, Energy and Mining, Agriculture, Manufacturing, Supply Chain Financing, Consume Credit and Others. Loan receivables on Tire Supply Chain Financing represented approximately 46.3% of the total loan receivables of the Company, which was mainly contributed by the seasonal factor as the tire dealers are stocking up for the winter snow tires peak season.

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

Off-balance Sheet Arrangements

As of December 31, 2017, we did not have any off-balance sheet arrangements. We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

Below are the names of and certain information regarding the Company’s current executive officers and directors.

Name	Age	Position
Li Jingping	53	President, Chief Executive Officer and Chairwoman
Zhou Quan	46	Vice President and Director
Qiao Yonggang	55	Chief Risk Management Advisor
Si Shen	65	Independent Director
John Chen	45	Independent Director
Du Xiangyang	49	Independent Director

Mr. Si Shen will serve as a Class I director, Mr. Zhou Quan and Ms. Li Jingping will serve as Class II directors and Mr. John Chen and Du Xiangyang will serve as Class III directors. The member of Class I will serve as a director until our annual meeting in 2020, members of Class II will serve as directors until our annual meeting in 2018 and members of Class III will serve as directors until our annual meeting in 2019.

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

Mr. Zhou Quan was appointed Deputy General Manager for Feng Hui in 2015. On January 1, 2016, Mr. Zhou terminated his employment with Feng Hui, and was appointed Vice General Manager for Ding Xin. Mr. Zhou was appointed as the Company’s Director on January 16, 2017. Prior to joining Feng Hui in 2015, Mr. Zhou was a Chairman of a large financial guarantee company, involved in investment, M&A and financial analysis. He has over 20 years of experience in the financial industry, and he received a Bachelor’s in Economics, CPA.

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

Mr. John Chen is an independent director and serves as Chairman of the Company’s Audit Committee. Mr. Chen is California Certified Public Accountant. Mr. Chen has been the Chief Financial Officer of General Steel Holding Inc. (OTCBB:GSIH) since May 2004. From 1997 to 2003, Mr. Chen was a Senior Accountant at Moore Stephens Frazer and Torbet. Mr. Chen received his Bachelor of Science degree in Business Administration, Accounting from California State Polytechnic University.

Mr. Du Xiangyang is an independent director, and serves as Chairman of our Compensation Committee. He is currently the Risk Controller with a private equity fund named Shen Zhen Zhong Rui Xin Tai Fund Management Co., LTD. Previously, from April 2010 to April 2017, he served as the Manager of Operations at Guanghui Energy Company Limited as the person in charge of the company’s development research center.

Arrangements Concerning Election of Directors; Family Relationships

Our current board of directors consists of five directors. We are not a party to, and are not aware of, any voting agreements among our shareholders. In addition, there are no family relationships among our executive officers and directors.

B.	Compensation

The aggregate compensation paid and share-based compensation and other payments expensed by us to our directors and executive officers with respect to the year ended December 31, 2017 was $551,670. This amount does not include business travel, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry. We do not currently have a stock option or other equity incentive plan. We may adopt one or more such programs in the future. We do not have any written agreements with any director providing for benefits upon the termination of such director’s relationship with us.

C.	Board Practices

Classified Board of Directors

In accordance with our charter, our Board is divided into three classes with only one class of directors being elected in each year and each class (except for those directors appointed prior to our first annual meeting of shareholders) serving a three-year term.

Director Independence

Nasdaq listing standards require that a majority of our Board be independent as long as we are not a controlled company. Even if we elect to be a controlled company, a majority of our Board is independent. An “independent director” is defined under the Nasdaq rules generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our Board has determined that Messrs. Si Shen, John Chen and Du Xiangyang are “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

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

Audit Committee

We have established an Audit Committee of the board of directors. Messrs. John Chen, Du Xiangyang, and Si Shen currently serve as members of our Audit Committee. Mr. John Chen serves as chairman of the Audit Committee. Under the Nasdaq listing standards and applicable SEC rules, we are required to have three members of the audit committee, all of whom must be independent. Messrs. John Chen, Du Xiangyang and Si Shen are independent.

Each member of the Audit Committee is financially literate and our board of directors has determined that Mr. John Chen qualifies as an “Audit Committee financial expert” as defined in applicable SEC rules.

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

Compensation Committee

The members of our Compensation Committee are Messrs. John Chen, Du Xiangyang and Si Shen. Mr. Du Xiangyang serves as Chairman of the Compensation Committee. We have adopted a Compensation Committee charter, which details the principal functions of the Compensation Committee, including:

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

Our Corporate Governance and Nominating Committee consists of Messrs. John Chen, Du Xiangyang and Mr. Si Shen, with Mr. Si Shen serving as the Chairman of the Corporate Governance and Nominating Committee.

D.	Employees

As of December 31, 2017, the Company has 26 full time employees and one senior advisor. Among them, 14 employees are employed by Feng Hui, 11 employees are employed by the Ding Xin, and the senior advisor has a Ding Xin agreement with Feng Hui. Feng Hui, Ding Xin and Jing Kai have executed employment contracts with all of its employees in accordance with PRC Labor Law and Labor Contract Law. These contracts comply with PRC law. The employment contract with Feng Hui Holding complies with the laws of Hong Kong, Special Administrative Region. There are no collective bargaining contracts covering any of its employees. The Company believes its relationship with its employees is satisfactory

E.	Share Ownership

For information concerning the beneficial ownership of our ordinary shares by our executive officers and directors, see the table in Item 7A. “Major Shareholders and Related Party Transactions—Major shareholders.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table sets forth information relating to the beneficial ownership of our Ordinary Shares as of April 16, 2018, by:

●	Each of our directors and named executive officers;

●	All of our directors and executive officers as a group;

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding ordinary shares;

The number of ordinary shares beneficially owned by each entity, person, director or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any ordinary shares that the individual has the right to acquire within 60 days of April 16, 2018 through the exercise of any stock options, warrants or other rights. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.

Ordinary shares that a person has the right to acquire within 60 days of April 16, 2018 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. Unless otherwise indicated in the footnotes to the table, the information presented in this table is based on 23,758,817 outstanding ordinary shares and 4,640,161 ordinary shares underlying 9,280,323 warrants on April 16, 2018.

	Number of Shares	%
Name of Beneficial Owners(1)
Ruiheng Global Limited(2)	6,261,055	26.4%
Yangwei Global Limited(3)	3,483,312	14.7%
Jiyi Global Investments Limited(4)	2,034,501	8.6%
Li Jingping(3) (4) (5)	5,592,813	23.5%
Zhan Zhao Limited	1,287,830	5.4%
John Chen	-	*
Si Shen	-	*
Du Xiangyang	-	*
Qiao Yonggang	35,000	*
Zhou Quan	35,000	*
All directors and officers as a group (6 persons)	5,697,813	23.9%

*	Less than one percent
(1)	Unless otherwise indicated, the business address of each of the individuals is 11th Floor, Satellite Building, 473 Satellite Road, Economic Technological Development Zone, Urumqi, Xinjiang, China.
(2)	The ordinary shares held by Ruiheng Global Limited are beneficially owned by Ms. Li Jingping, Mr. Yang Zhisan, Ms.Qi Wen, Ms. Li Wen, Ms. Ma Qingying, Ms. Luo Guixiang and Mr. Zhou Quan the shareholders of Ruiheng Global Limited.
(3)	The Ordinary Shares held by Yangwei Global Limited are beneficially owned by Ms. Li Jingping, the controlling shareholder of Yangwei Global Limited. Ms. Li Jingping exercises voting and dispositive power over the Ordinary Shares held by such entity.
(4)	The Ordinary Shares held by Jiyi Global Investments Limited are beneficially owned by MS. Li Jingping, the controlling shareholder of JiyiGlobal Investment Limited. Ms.Li Jingping exercises voting and dispositive power over the Ordinary Shares held by such entity.
(5)	Consists of 3390,000 Ordinary shares acquired in connection with the Business Combination held by Yangwei Global Limited which are beneficially owned by Ms. Li Jingping, the director and 91.74% owner of Yangwei Global Limited, 1,980,000 Ordinary Shares acquired in connection with the Business Combination held by Jiyi Global Investments Ltd. Which are beneficially owned by Ms. Li Jingping, the 75.05% owner of Jiyi Global Investment Ltd. 75,000 Ordinary Shares underlying 150,000 Warrants, and 147,813 Ordinary Shares issued in connection with stock dividends declared by the Company.

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

See Note 26 in Item 18 “Financial Statements” included in this Annual Report.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information.

Financial Statements

See Item 18 “Financial Statements” included in this Annual Report.

Legal Proceedings

For the year ended December 31, 2017, the Company was involved in eleven lawsuits with its loan customers for the aggregated claim of delinquent balances of $12.2 million, and in which the Company is a defendant. The amount which the Company is being sued for delinquent balances owned to two parties is approximately $21.1 million (RMB 141.1 million). The Company has accrued interest and penalty for the delinquent amount. See Item 18 “Financial Statements” Note 17, 18 and Note 28.

On January 16, 2018, the Company received a subpoena from Xinjiang superior people’s court. China Great Wall Assets Management Co, Ltd. sued the Company and its guarantors for a default on the loan, plus penalties. The case is in the process. The Company is actively negotiating with China Great Wall Assets Management Co, Ltd. regarding restructuring the debt.

Dividend Policy

Feng Hui, the VIE of Adrie, declared dividends of RMB 43,000,000 (approximately $6,903,416) for the year ended December 31, 2015 to its shareholders on January 13, 2016, which were paid on March 10, 2016.

On August 29, 2016, the Company announced a dividend of $0.09 per ordinary share, which represented 15% of the Company’s 2015 net income to the holders of record of the Company’s ordinary shares on September 8, 2016. On October 18, 2016, the Company paid common shares dividends by cash of $1,323,275 and ordinary shares totaled 2,013 shares with par value of $8.16 amounted $17,160. The target of 2017 has not been achieved, as a result, one-third of the Escrow shares will not be released.

On December 19, 2016, the Company announced a dividend of $0.148 per ordinary share which represents an amount equal to twenty-five percent (25%) of (i) the Company’s consolidated net income for the period beginning January 1, 2016 through September 30, 2016, the end of the Company’s third quarter, less (ii) the amount of dividends paid, payable or otherwise accrued as preferred dividends with respect to the Company’s Series A preferred shares for such period. The dividend was paid on January 20, 2017 to holders of record of the Company’s ordinary shares on December 29, 2016. The dividend will be payable in ordinary shares. No fractional shares were issued. All dividends were rounded up to the nearest whole number of ordinary shares when fractional shares occur. No cash payments were made for any fractional shares. On January 20, 2017, the dividends were paid by the Company in total of 519,156 Ordinary Shares to holders of record of the Company’s Ordinary Shares on December 29, 2016.

On March 21, 2017, the Company announced a dividend of $0.036 per ordinary share which represents an amount equal to twenty-five percent (25%) of (i) the Company’s consolidated net income for the period beginning October 1, 2016 through December 31, 2016, less (ii) the amount of dividends paid, payable or otherwise accrued as preferred dividends with respect to the Company’s Series A preferred shares for such period. The dividend was paid on April 24, 2017 to holders of record of the Company’s ordinary shares on March 31, 2017. The dividend was paid in ordinary shares. No fractional shares were issued. All dividends were rounded up to the nearest whole number of ordinary shares. No cash payments were made for any fractional shares.

On May 26, 2017, the Company announced a dividend of $0.047 per ordinary share which represents an amount equal to twenty-five percent (25%) of (i) the Company’s consolidated net income for the period beginning January 1, 2017 through March 31, 2017, less (ii) the amount of dividends paid, payable or otherwise accrued as preferred dividends with respect to the Company’s Series A preferred shares for such period. The dividend was paid on June 23, 2017 to holders of record of the Company’s ordinary shares on June 5, 2017. The dividend was payable in ordinary shares. No fractional shares were issued. All dividends were rounded up to the nearest whole number of ordinary shares. No cash payments were made for any fractional shares.

The Company intends to pay quarterly dividends dependent on its revenues and earnings, if any, capital requirements and general financial conditions, at the discretion of the Board of Directors.

B.	Significant Changes

Except as disclosed elsewhere in this Annual Report, there have been no other significant changes since December 31, 2017, until the date of the filing of this Annual Report.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

The table below sets forth, for the calendar quarter indicated, the high and low bid prices of our ordinary shares and warrants for the period from January 1, 2016 through December 31, 2017.

Period	Ordinary Shares		Warrants
	Low	High	Low	High
2016:
January 1 – March 31	$9.90	$10.15	$0.02	$0.13
April 1 – June 30	$7.80	$10.25	$0.04	$0.11
July 1 – September 30	$4.13	$8.89	$0.06	$0.30
October 1 – December 31	$6.00	$8.00	$0.05	$0.27
2017:
January 1 – March 31	$5.31	$8.30	$0.05	$0.17
April 1 – June 30	$4.23	$6.89	$0.05	$0.15
July 1 – September 30	$2.00	$4.85	$0.05	$0.09
October 1 – December 31	$2.41	$5.14	$0.04	$0.1

As of April 27, 2018, the last reported sales price of our ordinary shares on the Nasdaq Capital Market was $2.07 per share. As of April 27, 2018, the last reported sales price of our warrants on the Over-the-Counter Bulletin Board was $0.03.

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

Ordinary Shares

As of December 31, 2017, there were 23,758,817 ordinary shares outstanding. Under the BVI Business Companies Act, 2004, as amended, the ordinary shares are deemed to be issued when the name of the shareholder is entered in our register of members.

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

Series A Convertible Preferred Shares

Pursuant to the terms of the Share Exchange Agreement, immediately prior to the consummation of the Business Combination, the Company consummated a private placement of 715,000 shares of newly created Series A Convertible Preferred Shares. The Series A Convertible Preferred Shares were sold at a purchase price of $12.00 per share and the Series A Convertible Preferred Shares are entitled to a dividend of 8% per annum. Each Series A Convertible Preferred Shares are convertible at any time into one ordinary share at an initial conversion price of $12.00 per share, subject to adjustment; provided, however that the Series A Convertible Preferred Shares shall automatically convert at such time that the average closing price of the ordinary shares is at least $16.00. Additionally, the Series A Convertible Preferred Shares shall be redeemed at $12.00 per share, plus accrued dividends, on the fifth anniversary of the date of issuance, or earlier upon the occurrence of certain reorganization events. In the event of any liquidation, winding-up or dissolution of the Company, whether voluntary or involuntary, each holder of a Series A Convertible Preferred Shares shall be entitled to receive a liquidation preference of $12.00 per share, plus an amount equal to accumulated and unpaid dividends on such shares to (but excluding) the date fixed for liquidation, winding-up or dissolution to be paid out of the assets of the Company available for distribution to its members, after satisfaction of liabilities owed to the Company’s creditors and holders of any senior shares and before any payment or distribution is made to holders of any ordinary shares or other junior shares. The total amount raised from issuance of Series A Convertible Preferred Shares was $8,580,000 and the accrued dividends was $686,400. As of December 31, 2017, the balance of Series A Convertible Preferred Shares was $8,966,127.

Warrants

As of December 31, 2017, there are 9,280,323 warrants of the Company currently outstanding, of which 6,860,063 are designated “public warrants,” 33,134 are designated “private warrants”, 1,387,126 are designated “Sponsor warrants” and 1,000,000 warrants are transferred to employees of the Company from DeTiger. Each public warrant entitles the registered holder to purchase one half of one ordinary share at a price of $12.00 per full share, subject to adjustment as discussed below, at any time commencing on the completion of the Business Combination. Pursuant to the Warrant Agreement, a warrant holder may exercise its warrants only for a whole number of shares. This means that only an even number of warrants may be exercised at any given time by a warrant holder. However, no public warrants will be exercisable for cash unless we have an effective and current registration statement covering the ordinary shares issuable upon exercise of the warrants and a current prospectus relating to such ordinary shares. Notwithstanding the foregoing, if a registration statement covering the ordinary shares issuable upon exercise of the public warrants is not effective within 90 days from the Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to an available exemption from registration under the Securities Act. If an exemption from registration is not available, holders will not be able to exercise their warrants on a cashless basis. The warrants will expire on July 6, 2021 at 5:00 p.m., New York City time.

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

Purchase Option

EarlyBird (and/or its designees) was issued an option to purchase up to 600,000 units at $11.75 per unit. The option represents the right to purchase up to 660,000 ordinary shares and 600,000 warrants to purchase 300,000 full shares. The purchase option may be exercised for cash or on a cashless basis, at the holder’s option, at any time prior to September 30, 2019, the five-year anniversary of the effective date of the IPO registration statement. Notwithstanding anything to the contrary, neither the option nor the warrants underlying the option shall be exercisable after September 30, 2019. The option grants to holders demand and “piggy back” rights for periods of five and seven years, respectively, from September 30, 2014 (the effective date of the IPO registration statement) with respect to the registration under the Securities Act of the securities directly and indirectly issuable upon exercise of the option. We will bear all fees and expenses attendant to registering the securities, other than underwriting commissions, which will be paid for by the holders themselves. The exercise price and number of units issuable upon exercise of the option may be adjusted in certain circumstances including in the event of a stock dividend, or our recapitalization, reorganization, merger or consolidation. However, the option will not be adjusted for issuances of ordinary shares at a price below its exercise price. We will have no obligation to net cash settle the exercise of the purchase option or the rights or warrants underlying the purchase option. The holder of the purchase option will not be entitled to exercise the purchase option or the warrants underlying the purchase option unless a registration statement covering the securities underlying the purchase option is effective or an exemption from registration is available. If the holder is unable to exercise the purchase option or underlying warrants, the purchase option or warrants, as applicable, will expire worthless.

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

On July 6, 2016 and in connection with the Business Combination, the Company entered into a Registration Rights Agreement with the Sellers. Under the Registration Rights Agreement, the Sellers hold registration rights that will obligate the Company to register for resale under the Securities Act, all or any portion of the shares held by them issued in connection with the share exchange so long as such shares are not then restricted under the Lock-Up Agreement. Subject to certain exceptions, if any time after the closing of the Business Combination, the Company proposes to file a registration statement under the Securities Act with respect to its securities, under the Registration Rights Agreement, the Company shall give notice to the Sellers as to the proposed filing and offer the Sellers an opportunity to register the sale of such number of shares as requested by the Sellers in writing. In addition, subject to certain exceptions, Sellers will be entitled under the Registration Rights Agreement to request in writing that the Company register the resale of their shares on Form F-3 and any similar short-form registration that may be available at such time.

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

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that own and hold our ordinary shares as capital assets within the meaning of Section 1221 of the Code, and does not discuss the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

●	financial institutions or financial services entities;

●	broker-dealers;

●	persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;

●	tax-exempt entities;

●	governments or agencies or instrumentalities thereof;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	certain expatriates or former long-term residents of the United States;

●	persons that actually or constructively own 5% or more of our voting shares;

●	persons that acquired our ordinary shares pursuant to an exercise of employee options, in connection with employee incentive plans or otherwise as compensation;

●	persons that hold our ordinary shares as part of a straddle, constructive sale, hedging, conversion or other integrated transaction;

●	persons whose functional currency is not the U.S. dollar;

●	controlled foreign corporations; or

●	passive foreign investment companies.

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

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our ordinary shares, and such U.S. Holder did not make either a timely qualified electing fund (“QEF”) election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our ordinary shares, a QEF election along with a purging election or a mark-to-market election, each as described below, such holder generally will be subject to special rules for regular U.S. federal income tax purposes in respect to:

●	any gain recognized by the U.S. Holder on the sale or other disposition of its ordinary shares; and

●	any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the ordinary shares).

Under these rules,

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares;

●	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we qualified as a PFIC, will be taxed as ordinary income;

●	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

●	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

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

Moreover, backup withholding of U.S. federal income tax at a rate of 28%, generally will apply to cash dividends paid on our ordinary shares to a U.S. Holder (other than an exempt recipient) and the proceeds from sales and other dispositions of our ordinary shares by a U.S. Holder (other than an exempt recipient), in each case who:

●	fails to provide an accurate taxpayer identification number;

●	is notified by the IRS that backup withholding is required; or

●	in certain circumstances, fails to comply with applicable certification requirements.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure controls and procedures

 Material weaknesses and significant deficiencies consist of the following:

●	Lack of a full-time U.S. GAAP personnel in the accounting department to monitor the recording of the transactions;
●	Lack of CEO’s written approval to open or close bank accounts;
●	Lack of written collateral valuation reports for loan files;
●	Lack of formal contract approval process;
●	Lack of identification of related parties on a timely basis due to lack of policies and procedures to identify related parties; and
●	Lack of review of tax accrual calculations, tax returns and no written approval on tax payments.

(b)-(c) Management’s annual report on internal control over financial reporting and attestation report of the registered public accounting firm

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2017. In making this assessment, it used the criteria established in the updated framework in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 1992 and updated in May 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on our assessment, as of December 31, 2017, our internal control over financial reporting is ineffective.

The specific material weaknesses we identified in our internal control our set forth above in section (a) of Item 15. We are committed to taking appropriate steps for remediation, including, but not limited to, the following:

●	Recruiting qualified professionals with U.S. GAAP knowledge and experience to assist in resolving accounting issues on daily basis and to handle non-routine or complex transactions. Providing U.S. GAAP training to accounting department staff;

●	Written approval must be obtain from the CEO when the Company opens and closes bank accounts;

●	Establishing a formal and written loan approval process;

●	Reporting other material and non-routine transactions to the Board for approval;

●	Obtaining formal written collaterals valuation reports;

●	Improving communications between management and the Board;

●	Improving internal audit function, internal control policies and monitoring controls, to ensure our operating processes follow our control procedures;

●	Holding our financial manager accountable for any omissions or material misleading transactions not reported to the Board and the independent auditors;

●	A list of the related parties must be provided by management to our accounting department. All related parties transactions must be approved by the Board and communicate to the accounting department on a timely manner; and

●	A financial accounting manager should be designated and held accountable for reviewing tax accruals, tax calculations, tax returns and approving tax payments.

Attestation report of the registered public accounting firm

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to the rules of the SEC.

(d) Change in internal control over financial reporting:

Except for the matters described above, there have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT.

Our Board of Directors has determined that Mr.John Chen, a member of our audit committee is an audit committee financial expert as defined by rules of the U.S. Securities and Exchange Commission and is an independent director under NASDAQ Listing Rules.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Friedman LLP (“Friedman”) has served as the Company’s independent registered public accounting firm from April 5, 2017 to date.

UHY LLP (“UHY”) served as the Company’s independent registered public accounting firm from April 8, 2014 (inception) through April 5, 2017. The principal accountant’s reports of UHY on the financial statements of the Company as of and for the fiscal years ended December 31, 2016, March 31, 2016 and March 31, 2015 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except that the report of UHY included in our Form 10-K for March 31, 2016 and March 31, 2015 did contain an explanatory paragraph referring to a substantial doubt over the Company’s ability to continue as a going concern. During the fiscal years ended December 31, 2016, March 31, 2016 and March 31, 2015, and through April 5, 2017, there were no disagreements with UHY, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which if not resolved to UHY’s satisfaction, would have caused it to make a reference to the subject matter of the disagreement in connection with any reports it would have issued. During the fiscal years ended December 31, 2016, March 31, 2016 and March 31, 2015, and through April 5, 2017, there were no reportable events as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

The following table represents aggregate fees billed to us for professional services rendered for the fiscal years ended December 31, 2017 and 2016 by Friedman:

	2017	2016
Audit Fees(1)	$140,000	-
Audit-Related Fees(2)	10,040	-
Tax Fees(3)	-	-
Total	$150,040	-

(1)	The audit fees for the years ended December 31, 2017 and 2016 were for professional services rendered for the audit of our annual financial statements, review of the financial information included in our quarterly reports for the respective periods, the registration statement and other required filings with the SEC.

(2)	Audit-related fees for the year ended December 31, 2017 and 2016 were for assurance and related services that are reasonably related to performance of the audit or review of our financial statements and are not reported under “Audit Fees”.

(3)	Tax fees for the years ended December 31, 2017 and 2016 were for services related to tax compliance, including the preparation of tax returns and tax planning and tax advice.

The following table represents aggregate fees billed to us for professional services rendered for the fiscal years ended December 31, 2017 and 2016 by UHY:

	2017	2016
Audit Fees(4)	$40,691	$129,044
Audit-Related Fees(5)	-	-
Tax Fees(6)	-	-
Total	$40,691	$129,044

(4)	The audit fees for the years ended December 31, 2017 and 2016 were for professional services rendered for the audit of our annual financial statements, review of the financial information included in our quarterly reports for the respective periods, the registration statement and other required filings with the SEC.

(5)	Audit-related fees for the years ended December 31, 2017 and 2016 were for assurance and related services that are reasonably related to performance of the audit or review of our financial statements and are not reported under “Audit Fees”.

(6)	Tax fees for the years ended December 31, 2017 and 2016 were for services related to tax compliance, including the preparation of tax returns and tax planning and tax advice.

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

ITEM 18. FINANCIAL STATEMENTS

Our Financial Statements beginning on pages F-1 through F-38, as set forth in the following index. These Financial Statements are filed as part of this Annual Report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

China Lending Corporation

We have audited the accompanying consolidated balance sheet of China Lending Corporation (the “Company”) as of December 31, 2017, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity and cash flows for the year ended December 31, 2017, and the related notes (collectively referred to as the financial statements). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Lending Corporation as of December 31, 2017, and the results of their operations and their cash flow for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has incurred significant losses and is uncertain about the collection of loans receivables and extension of defaulted loans. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regards to these matters are also described in Note 2. These financial statements do not include any adjustments that might result from the outcome of these uncertainties.

/s/ Friedman LLP

We have served as the Company’s auditor since 2017.

New York, New York

April 30, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

China Lending Corporation

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

/S/ UHY LLP

New York, New York

May 6, 2016, except for Note 4 RECLASSIFICATION and Note 24 EARNINGS PER SHARE, as to which the date is April 30, 2018

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

/s/ Marcum Bernstein & Pinchuk LLP

Marcum Bernstein & Pinchuk LLP

New York, New York

May 6, 2016, except for Note 4 RECLASSIFICATION and Note 24 EARNINGS PER SHARE, as to which the date is April 30, 2018 china lending corporation

consolidated Balance Sheets

	December 31,
	2017	2016
ASSETS
Cash and cash equivalents	$1,220,380	$4,496,588
Loans receivable - third parties, net of provision for loan losses of $61,882,048 and $6,404,996 as of December 31, 2017 and 2016, respectively	116,017,356	146,183,647
Loans receivable - related parties, net of provision for loan losses of $2,412,642 and $21,311 as of December 31, 2017 and 2016, respectively	1,244,739	2,109,780
Interest and fee receivables	6,035	1,075,410
Cost method investment, net	-	3,599,831
Property and equipment, net	46,334	88,463
Intangible asset, net	80,729	55,480
Deferred tax assets	-	861,607
Other assets	1,004,696	485,765
Total Assets	$119,620,269	$158,956,571

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Short-term bank loans	$11,969,976	$7,472,530
Loans from a cost investment investee	15,367,146	14,399,324
Loan from a third party	-	-
Secured loan payable	15,336,412	14,154,968
Dividends payable	480,000	4,108,721
Taxes payable	763,736	1,125,379
Convertible promissory note payable	-	650,000
Other liabilities	8,953,652	3,876,502
Total liabilities	52,870,922	45,787,424

Commitments and Contingencies
Convertible Redeemable Class A Preferred Shares
Preferred Shares, no par value, unlimited shares authorized; 715,000 shares issued and outstanding as of December 31, 2017 and 2016, respectively	8,966,127	8,913,327

Shareholders’ Equity
Ordinary Shares, no par value; unlimited shares authorized; 23,758,817 and 22,898,864 shares issued and outstanding as of December 31, 2017, and 2016, respectively	-	-
Additional paid-in capital	96,977,528	91,644,559
Statutory reserves	6,621,063	6,536,238
Retained earnings (deficit)	(41,807,285)	15,691,462
Accumulated other comprehensive loss	(4,008,086)	(9,616,439)
Total Shareholders’ Equity	57,783,220	104,255,820
Total Liabilities and Shareholders’ Equity	$119,620,269	$158,956,571

See notes to the consolidated financial statements.

china lending corporation

CONSOLIDATED Statements of OPERATIONS and Comprehensive Income (LOSS)

	For The Years Ended December 31,
	2017	2016	2015
Interest and fee income
Interest and fees on loans	$16,231,844	$35,048,167	$27,392,936
Interest and fees on loans-related parties	293,395	491,080	779,832
Interest on deposits with banks	1,076	4,652	5,883
Total interest and fee income	16,526,315	35,543,899	28,178,651

Interest expense
Interest expense on short-term bank loans	(1,583,491)	(715,535)	(425,139)
Interest expense and fees on secured loan	(3,253,472)	(2,442,527)	(2,302,136)
Interest expense on loans from related parties	-	-	(61,542)
Interest expense on loans from a cost investment investee	(2,530,586)	(1,818,656)	(1,101,871)
Total interest expenses	(7,367,549)	(4,976,718)	(3,890,688)

Provisions for loan losses	(55,299,749)	(4,650,887)	(2,166,110)
Net Interest Income (Loss)	(46,140,983)	25,916,294	22,121,853

Non-interest income	570,756	107,512	13,212

Non-interest expenses
Salaries and employee surcharge	(808,657)	(1,271,650)	(917,159)
Business taxes and other taxes	(141,284)	(686,266)	(1,449,993)
Other operating expenses	(2,053,401)	(2,666,148)	(2,790,192)
Investment impairment	(3,698,868)	-	-
Total non-interest expenses	(6,702,210)	(4,624,064)	(5,157,344)

Non-operating expenses	243,913	-	-
Income (Loss) Before Tax	(52,028,524)	21,399,742	16,977,721
Income tax expense	(2,754,749)	(4,121,338)	(2,857,907)
Net Income (Loss)	(54,783,273)	17,278,404	14,119,814

Dividend – Convertible Redeemable Class A preferred stock	(686,400)	(333,327)	-
Net income (loss) allocated to ordinary shareholders	(55,469,673)	16,945,077	14,119,814

Other comprehensive income (loss)
Foreign currency translation adjustments	5,608,353	(7,530,549)	(5,714,112)
Comprehensive Income (loss)	(49,174,920)	9,747,855	8,405,702

Weighted-average common shares outstanding – basic	17,343,763	18,353,249	20,859,953
Weighted-average common shares outstanding – diluted	17,343,763	21,871,632	20,859,953
Earnings (loss) per share to ordinary shareholders – Basic	$(3.20)	$0.92	$0.68
Earnings (loss) per share to ordinary shareholders – Diluted	$(3.20)	$0.77	$0.68

See notes to the consolidated financial statements

china lending corporation

CONSOLIDATED Statements of CHANGES IN SHAREHOLDERS’ EquitY

	Ordinary share		Additional		Retained	Accumulated Other
	Number of shares	Amount	paid-in capital	Statutory reserves	earnings (deficit)	comprehensive income/ (loss)	Total
Balance as of January 1, 2015	20,000,000	$-	$94,188,869	$3,243,069	$272,313	$3,628,222	$101,332,473
Gain on disposal of loans receivable to a related party	-	-	535,095	-	-	-	535,095
Net income	-	-		-	14,119,814	-	14,119,814
Transfer to statutory reserves	-	-	-	1,424,185	(1,424,185)	-	-
Dividends paid	-	-	-	-	(6,903,416)	-	(6,903,416)
Foreign currency translation loss	-	-	-	-	-	(5,714,112)	(5,714,112)
Balance as of December 31,2015	20,000,000	-	$94,723,964	4,667,254	6,064,526	(2,085,890)	103,369,854
Effect of Reverse Merger	2,172,832	-	(3,117,895)	-	-	-	(3,117,895)
Issuance of shares for share-based compensation	2,700	-	21,330	-	-	-	21,330
Shares conversion from rights	721,229	-	-	-	-	-	-
Share dividend payment to shareholders	2,103	-	17,160	-	-	-	17,160
Net income	-	-	-	-	17,278,404	-	17,278,404
Transfer to statutory reserves	-	-	-	1,868,984	(1,868,984)	-	-
Dividend declared to shareholders	-	-	-	-	(5,782,484)	-	(5,782,484)
Foreign currency translation loss	-	-	-	-	-	(7,530,549)	(7,530,549)
Balance as of December 31, 2016	22,898,864	$-	$91,644,559	$6,536,238	$15,691,462	$(9,616,439)	$104,255,820
Share dividend Payment to shareholders	859,953	-	5,332,969	-	-	-	5,332,969
Net loss	-	-	-	-	(54,783,273)	-	(54,783,273)
Dividend to shareholders	-	-	-	-	(2,630,649)	-	(2,630,649)
Transfer to statutory reserve	-	-	-	84,825	(84,825)	-	-
Foreign currency translation loss (net of tax)	-	-	-	-	-	5,608,353	5,608,353
Balance as of December 31, 2017	23,758,817	$-	$96,977,528	$6,621,063	$(41,807,285)	$(4,008,086)	$57,783,220

See notes to the consolidated financial statements

china lending corporation

CONSOLIDATED Statements of Cash Flows

	For the Years Ended December 31,
	2017	2016	2015
Cash Flows from Operating Activities:
Net income (loss)	$(54,783,273)	$17,278,404	$14,119,814
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Share-based compensation expenses	-	21,330	-
Depreciation	37,084	37,448	39,415
Amortization	8,009	4,003	-
Loss on disposal of property and equipment	13,070	58	(12,971)
Loss on debt restructuring	140,938	-	-
Investment impairment	3,698,868	-	-
Deferred tax (benefit) expense	885,311	(662,741)	(274,924)
Provisions for loan losses	55,299,749	4,650,887	2,166,110
Changes in operating assets and liabilities:
Interest and fee receivables	958,248	(465,901)	(79,061)
Other assets	(589,456)	(413,772)	(72,426)
Taxes payable	(394,803)	(30,601)	(764,741)
Other liabilities	4,624,075	3,009,560	820,988
Net Cash Provided by Operating Activities	9,897,820	23,428,675	15,942,204

Cash Flows from Investing Activities:
Originated loans disbursement	(192,628,156)	(331,721,346)	(237,371,565)
Repayment of loans from customers	176,801,788	307,589,717	212,716,218
Purchases of property and equipment	-	(16,341)	(156,847)
Purchases of investment	-	-	(4,013,614)
Purchases of intangible assets	(28,729)	(61,993)	-
Proceeds from sales of property and equipment	-	-	28,898
Proceeds from disposal of loans receivable to a related party	-	-	6,737,574
Net Cash Used in Investing Activities	(15,855,097)	(24,209,963)	(22,059,336)

Cash Flows from Financing Activities:
Cash acquired from reverse merger	-	6,083,009	-
Proceeds from issuing ordinary shares	-	-	1
Proceeds from short-term bank borrowings	5,178,415	13,997,380	5,619,060
Repayment of short-term bank borrowings	(1,331,846)	(6,020,378)	(12,843,565)
Proceeds from secured loan	-	-	25,783,457
Repayment of secured loan	-	(9,150,975)	(15,942,076)
Proceeds from loans from a cost investment investee	-	15,050,946	16,054,457
Repayment from loans from a cost investment investee	-	(15,050,946)	-
Proceeds from a related party	-	1,615,903	-
Repayment of convertible promissory note	(650,000)	-	-
Payments of dividends	(873,600)	(7,795,182)	(5,647,881)
Amortization of secured loans	221,489	-	-
Net Cash (used in) / Provided by Financing Activities	2,544,458	(1,270,243)	13,023,453

Effect of Exchange Rate Changes on Cash and Cash Equivalents	136,611	(184,482)	(289,852)

Net change in Cash and Cash Equivalents	(3,276,208)	(2,236,013)	6,616,469
Cash and Cash Equivalents at Beginning of year	4,496,588	6,732,601	116,132
Cash and Cash Equivalents at End of Year	$1,220,380	$4,496,588	$6,732,601

Supplemental Cash Flow Information
Cash paid for interest expense	$3,106,480	$5,136,312	$3,846,128
Cash paid for income tax	$1,895,652	$3,624,437	$3,648,094

See notes to the consolidated financial statements

CHINA LENDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

China lending corporation( f.k.s DT Asia Investments Limited, “DT Asia”) the Company was a blank check company incorporated on April 8, 2014, under the laws of the British Virgin Islands for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation, purchasing all or substantially all of the assets of, entering into contractual arrangements, or engaging in any other similar business combination with one or more businesses or entities (an “Initial Business Combination”).

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

In May 2017, the company released one-third of the Escrow shares. The target of 2017 has not been achieved, as a result, one-third of the Escrow shares will not be released.

The transaction was accounted for as a “reverse acquisition” since, immediately following completion of the transaction, the shareholders of Adrie effectuated control of the post-combination Company. For accounting purposes, Adrie was deemed to be the accounting acquirer in the transaction and, consequently, the transaction is treated as a recapitalization of Adrie (i.e., a capital transaction involving the issuance of shares by the Company for the shares of Adrie). Accordingly, for accounting purpose, the consolidated assets, liabilities and results of operations of Adrie became the historical financial statements of China Lending Corporation and its subsidiaries, and the Company’s assets, liabilities and results of operations were consolidated with Adrie beginning on the acquisition date. No step-up in basis or intangible assets or goodwill were recorded in this transaction.

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

On May 14, 2015, Feng Hui Holding established Jing Kai under the laws of the PRC with registered capital of $80,000,000. Jing Kai has no operations of its own to date.

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

On December 19, 2016, Feng Hui Holding established Ningbo Ding Tai Financial Leasing Co., Ltd. (“Ding Tai”) with registered capital of $30,000,000. Ding Tai is engaged in the business of financial leasing service. Ding Tai has no operations of its own to date.

On January 24, 2017, Feng Hui Holding established Xinjiang Xin Quan Financial Leasing Co., Ltd. (“Xin Quan”) with registered capital of $30,000,000. Xin Quan is engaged in the business of financial leasing service. Xin Quan has no operations of its own to date.

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

CHINA LENDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

CHINA LENDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

As of December 31, 2017, the group structure of the Company is as following:

Consolidated financial statements as of and for the year ended December 31, 2017 included China Lending Corporation, Adrie, Feng Hui Holding, Jing Kai, Ding Xin, Ding Tai,Xin Quan and Feng Hui. The consolidated balance sheets as of December 31, 2016 and 2015, and the statements of income and comprehensive income (loss), and cash flows for the years ended December 31, 2016 and 2015 were retrospectively adjusted to furnished for comparative information and include China Lending Corporation, Adrie, Feng Hui Holding, Jing Kai, Ding Xin, Ding Tai, Xin Quan and Feng Hui.

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

CHINA LENDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. GOING CONCERN

As of December 31, 2017, the Company had cash and cash equivalents of $1,220,380, decreased $3,276,208, when comparing with $4,496,588 as of December 31, 2016. The net cash provided by operating activities for the year ended December 31, 2017 was $9,897,820, decreased about $13,530,855 when comparing with $23,428,675 for the year ended December 31, 2016, and increased about $7,486,471 when comparing with $15,942,204 for the year ended December 31, 2015. The net decrease in cash and cash equivalents was mainly result from our supply chain finance customers have difficulties in repaying the loans due to the market pressure. The Company’s principal sources of liquidity have been cash provided by operating activities. The Company’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Company will be able to maintain profitability and continue growth for the foreseeable future. If management is not able to increase revenue and/or manage operating expenses in line with revenue forecasts, the company may not be able to maintain profitability.

The Company’s accounts have been prepared assuming that the company will continue as a going concern basis. The going concern basis assumes that assets are realized and liabilities are extinguished in the ordinary course of business at amounts disclosed in the financial statements. The Company’s ability to continue as a going concern depends upon aligning its sources of funding (debt and equity) with the expenditure requirements of the Company and repayment of the debt facilities as and when they fall due.

Although the Company believes that it can realize its current assets, the Company’s ability to repay its current obligations will depend on the future realization of its current assets. Management had considered the historical experience, the economy, trends in the supply chain industry, the expected collectability of the loans receivables, and provided for an allowance for doubtful accounts as of December 31, 2017. The Company expects to realize the balances net of the allowance within the normal operating cycle of twelve months period. If the Company is unable to realize its current assets within the normal operating cycle of twelve months period, the Company may have to consider its available source of funds through the financing from the PRC banks, third parties and other financial institutions given the Company’s credit history, enhance the collection on the overdue loans from customers by negotiation new payment terms, repayments of loans with collateral in the form of rights to cash, securities or property and equipment, as well as look for strategic investors to restructure and optimize our assets.

Based on the above considerations, the Company’s management is of the opinion that it has sufficient funds to meet the Company’s working capital requirements and debt obligations. However, there is no assurance that management will be successful in their plan. There are a number of factors that could potentially arise that could result in shortfalls to the Company’s plan, such as the demand for the Company’s collateral, economic conditions, collections of the overdue loans receivables, the Company’s operating results not continuing to deteriorate and the Company’s banks, third parties and shareholders being able to provide continued financings. If management is unable to execute this plan, there would likely be a material adverse effect on the Company’s business. All of these factors raise substantial doubt about the ability of the Company to continue as a going concern. The consolidated financial statements for the year ended December 31, 2017 have been prepared on a going concern basis and do not include any adjustments to reflect the possible future effects on the recoverability and classifications of assets or the amounts and classifications of liabilities that may result from the inability of the Company to continue as a going concern.

3. Summary of Significant Accounting Policies

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

CHINA LENDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Loans receivable, net

Loans receivable primarily represent loan amounts due from customers. Loans receivable are recorded at unpaid principal balances net of provision that reflects the Company’s best estimate of the amounts that will not be collected. The loans receivable portfolio consists of business and personal loans (See Note 10).

Provision for loan losses

The provision for loan losses is increased by charges to income and decreased by charge offs (net of recoveries). Recoveries represent subsequent collection of amounts previously charged-off. The increase in provision for loan losses is the netting effect of “reversal” and “provision” for both business and personal loans. If the ending balance of the provision for loan losses after any charge offs (net of recoveries) is less than the beginning balance, it will be recorded as a “reversal”; if it is larger, it will be recorded as a “provision” in the provision for loan loss. The netting amount of the “reversal” and the “provision” is presented in the statements of income and comprehensive income.

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

The provision for loan losses is maintained at a level believed to be reasonable by management to absorb probable losses inherent in the portfolio as of each balance sheet date. The provision is based on factors such as the size and current risk characteristics of the portfolio, an assessment of individual loans and actual loss, delinquency, and/or risk rating record within the portfolio (Note 11). The Company evaluates its provision for loan losses on a quarterly basis or more often as necessary.

Interest and fee receivables

Interest and fee receivables are accrued and credited to income as earned but not received. The Company determines a loan past due status by the number of days that have elapsed since a borrower has failed to make a contractual interest or principal payment. Accrual of interest is generally discontinued when either (i) reasonable doubt exists as to the full, timely collection of interest or principal or (ii) when a loan interest or principal becomes past due by more than 90 days. Additionally, any previously accrued but uncollected interest is reversed. Subsequent recognition of income occurs only to the extent payment is received, subject to management’s assessment of the collectability of the remaining interest and principal. Loans are generally restored to an accrual status when it is no longer delinquent and collectability of interest and principal is no longer in doubt and past due interest is recognized at that time.

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

Property and equipment

The property and equipment are stated at cost less accumulated depreciation. The depreciation is computed on the straight-line method over the estimated useful lives of the assets. Estimated useful lives of property and equipment are stated in Note 13.

The Company eliminates the cost and related accumulated depreciation of assets sold or otherwise retired from the accounts and includes any gain or loss in the statement of income. The Company charges maintenance, repairs and minor renewals directly to expenses as incurred; major additions and betterment to equipment are capitalized.

CHINA LENDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The Company tests long-lived assets, including property and equipment and finite lived intangible assets, for impairment test when there is triggering event. Only indefinite lived assets have to be tested annually or more frequently upon the occurrence of an event or when circumstances indicate that the net carrying amount is greater than its fair value. Assets are grouped and evaluated at the lowest level for their identifiable cash flows that are largely independent of the cash flows of other groups of assets. The Company considers historical performance and future estimated results in its evaluation of potential impairment and then compares the carrying amount of the asset to the future estimated cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds estimated expected undiscounted future cash flows, the Company measures the amount of impairment by comparing the carrying amount of the asset to its fair value. The estimation of fair value is generally measured by discounting expected future cash flows as the rate the Company utilizes to evaluate potential investments. The Company estimates fair value based on the information available in making whatever estimates, judgments and projections are considered necessary. There were no impairment losses for the years ended December 31, 2017 and 2016.

Intangible assets

Intangible assets are amortized over their useful lives in a manner that best reflects their economic benefit, which may include straightline or accelerated methods of amortization. Intangible assets are reviewed for impairment annually and whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The Company does not have indefinite-lived intangible assets.

Fair values of financial instruments

Disclosure is required for fair value information of financial instruments, whether or not recognized in the balance sheets, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Certain financial instruments and all nonfinancial assets and liabilities are excluded from disclosure requirements. Accordingly, the aggregate fair value amounts do not represent the underlying value of the Company.

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

As of December 31, 2017 and 2016, financial instruments of the Company were primarily comprised of cash, loans receivable, accrued interest receivables, cost method investment, other receivables, short-term bank loans, secured loans and loans from a cost investment investee, taxes payable, convertible promissory note payable, convertible redeemable preferred shares, dividends payable, other payable and accrued expenses, which were carried at cost on the balance sheets, which approximated their fair values because of their generally short maturities.

Foreign currency translation and transactions

The reporting currency of China Lending is United States Dollars (“$”), which is also the functional currency. The Feng Hui Holding and  PRC subsidiaries and VIE maintain their books and records in its local currency, the Hong Kong Dollars (“HKD”) and Renminbi Yuan (“RMB”) respectively, which are their functional currencies as being the primary currency of the economic environment in which these entities operate.

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

The Company translated the assets and liabilities into US dollars using the rate of exchange prevailing at the applicable balance sheet date and the statements of income and cash flows at an average rate during the reporting period, as set forth in the following tables. Adjustments resulting from the translation are recorded in shareholders’ equity as part of accumulated other comprehensive loss.

	As of December 31,
	2017	2016
Balance sheet items, except for equity accounts	6.5074	6.9448

	For the Years Ended December 31,
	2017	2016	2015
Items in the statements of income and comprehensive income, and statements of cash flows	6.7588	6.6441	6.2288

CHINA LENDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Income tax

Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. As part of the process of preparing financial statements, the Company is required to estimate its income taxes in each of the jurisdictions in which it operates. The Company accounts for income taxes using the assets and liability method. Under this method, deferred income taxes are recognized for provision for loan losses. Deferred tax assets and liabilities are measured using enacted tax rates applicable for the differences that are expected to affect taxable income.

The Company adopts a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation process, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. As of December 31, 2017 and 2016, the Company did not have any uncertain tax positions.

Comprehensive income (loss)

Comprehensive income includes net income (loss) and foreign currency adjustments. Comprehensive income is reported in the statements of income and comprehensive income.

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

CHINA LENDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Recently issued accounting standards

In May 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU will supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance, and creates guidance for when revenue should be recognized from the exchange of goods or services. ASU No. 2016-08 was issued in March 2016 to clarify the principal versus agent guidance in this new revenue recognition standard. ASU 2016-10 was issued in April 2016 to clarify the guidance on accounting for licenses of intellectual property and identifying performance obligations in the new revenue recognition standard. ASU 2016-12 was issued in May 2016 to clarify the guidance on transition, collectability, noncash consideration and the presentation of sales and other similar taxes in the new revenue recognition standard. ASU 2016-20 was issued in December 2016 to make technical corrections and improvements on narrow aspects of this guidance. ASU No. 2015-14 was issued in August 2015 to defer the effective date of ASU 2014-09 for one year. The new standard permits adoption either by using (i) a full retrospective approach for all periods presented in the period of adoption or (ii) a modified retrospective approach with the cumulative effect of initially applying the new standard recognized at the date of initial application and providing certain additional disclosures. The new standard is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. The Company will adopt the revenue recognition guidance beginning January 1, 2018 using the modified retrospective method of adoption.

The Company has performed an assessment of our revenue contracts and concluded that there will be no change to (1) the timing and pattern of revenue recognition for its current revenue streams in scope of Topic 606 which include interest income on loans and assessment services fee on loans, (2) the presentation of revenue as gross versus net, or (3) the amount of capitalized contract costs upon adoption of Topic 606. Because there will be no change to the timing and pattern of revenue recognition, management believes there will be no material changes to the Company’s processes and internal controls.

In May 2017, the FASB issue ASU 2017-09, "Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting," which provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. This standard is effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period, for (1) public business entities for reporting periods for which financial statements have not yet been issued and (2) all other entities for reporting periods for which financial statements have not yet been made available for issuance. The Company does not anticipate that this standard to have a material impact on its consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows – Classification of Certain Cash Receipts and Cash Payments, to address diversity in practice in how certain cash receipts and payments are presented and classified in the statements of cash flows. The guidance also clarifies how the predominance principle should be applied when cash receipts and cash payments have aspects of more than one class of cash flows. The guidance is effective for interim and annual periods beginning on or after December 15, 2017 using a retrospective transition method, with early adoption permitted. The Company will adopt this standard in the beginning January 1, 2018. The Company is evaluating the impact of this ASU will have on its statement of cash flows.

In June 2016, the FASB amended guidance related to impairment of financial instruments as part of ASU 2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which will be effective January 1, 2020. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a company recognizes an allowance based on the estimate of expected credit loss. The Company accounts for its loans at fair value through net income, which is outside the scope of Topic 326. For available for sale debt securities, the guidance will require recognition of expected credit losses by recognizing an allowance for credit losses when the fair value of the security is below amortized cost and the recognition of this allowance is limited to the difference between the security’s amortized cost basis and fair value. The Company is evaluating the impact this ASU will have on its financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to record on their balance sheets a lease liability for the obligation to make lease payments and a right-of-use (ROU) asset for the right to use the underlying asset for the lease term. Lessees may elect to not recognize lease liabilities and ROU assets for leases with terms of 12 months or less. The lease liability is measured at the present value of the lease payments over the lease term. The ROU asset will be based on the liability, adjusted for lease prepayments, lease incentives, and the lessee’s initial direct costs. For operating leases, lease expense will generally be recognized on a straight-line basis over the lease term. Lessor accounting activities are largely unchanged from existing lease accounting. The new standard is effective January 1, 2019 and requires modified retrospective transition approach, with early adoption permitted. The Company expects to adopt the new standard in the beginning January 1, 2019. The Company is evaluating the impact of this guidance on its financial position, results of operations, cash flows and related disclosures.

In November 2017, the FASB issued ASU No.2017-14, Income Statement—Reporting Comprehensive Income (Topic 220), Revenue Recognition (Topic 605), and Revenue from Contracts with Customers (Topic 606) (“ASU 2017-14”), including the Amendments to SEC Paragraphs Pursuant to Staff Accounting Bulletin No. 116 and SEC Release No. 33-10403. The Company is evaluating the impact this ASU will have on its financial statements.

The Company has considered all new accounting pronouncements and has concluded that there are no new pronouncements that may have a material impact on results of operations, financial condition, or cash flows, based on current information.

4. RECLASSIFICATION

Certain prior year amounts have been reclassified to conform to the current year presentation. The reclassifications have no effect on the accompanying consolidated financial statements.

The Company reclassified certain loans receivable in its consolidated balance sheet and related interest and fees income in its consolidated statements of operations and comprehensive income (loss). A third party company has been redesignated to a related party on the corresponding loans receivable as of December 31, 2017. As a result, $2,109,780 and $579,509 of loans receivable as a third party were reclassified to related parties at December 31, 2016 and 2015 respectively. The related interest and fees income of approximately $ 491,080 and $ 248,273 were also reclassified from third parties for the years ended December 31, 2016 and 2015, respectively.

CHINA LENDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5. Risks

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

Analysis for industry concentration over 10% as of December 31, 2017 (please refer to Note 26 for certain related parties acted as guarantors for loans):

	Loan receivable As of December 31, 2017	Interest income for the year ended December 31, 2017
Tire Supply chain financing	$84,133,590	$7,767,344
Trade and service	57,927,749	6,231,634

	Percentage	Percentage
Tire Supply chain financing	46.3%	47.0%
Trade and service	31.9%	37.7%

Analysis for industry concentration over 10% as of December 31, 2016 (please refer to Note 26 for certain related parties acted as guarantors for loans):

	Loan receivable As of December 31, 2016	Interest income for the year ended December 31, 2016
Tire Supply chain financing	$56,966,609	$15,604,310
Trade and service	54,413,130	8,355,837

	Percentage	Percentage
Tire Supply chain financing	36.8%	43.9%
Trade and service	35.2%	23.5%

CHINA LENDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6. Public Offering

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

WARRANTS

DeTiger Holdings Limited (the “Former Sponsor”), agrees to transfer 1,000,000 warrants held by DeTiger in the amounts and to the transferee(s) as designated by the Seller Representative, for a purchase price payable by each Transferee of $0.50 per Warrant (the “Purchase Price”). The Purchase Price for each Warrant shall be payable by each Transferee only upon the exercise of each Warrant. As of December 31, 2017, 9,280,323 shares of warrants were issued and outstanding, none of the Warrants have been exercised.

CHINA LENDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7. Convertible promissory note

On September 13, 2015, the Company issued a non-interest bearing convertible promissory note in the amount of up to $500,000 (the “Note”) to the DeTiger Holding Limited (“DHL”) which is convertible at $10 per unit at holder’s option. On July 6, 2016, the $100,000 note has been converted at $10.00 into 10,000 units, which consists of 10,000 shares, 10,000 rights and 10,000 warrants. 10,000 right entitles to receive 1/10 of the ordinary shares. Hence, a total of 11,000 shares was issued upon conversion. As of December 31, 2016, the balance for the convertible promissory note with DHL is $400,000, which was due on January 6, 2017. The beneficial conversion feature of $51,700 was charged into expense immediately upon closing of the business combination. On January 6, 2017, the Company paid off the convertible promissory note of $400,000 to DHL.

On July 6, 2016, the Company issued a $250,000 convertible promissory note to its underwriter. The note is due on July 6, 2017, with no interest and convertible at $10 per unit at holder’s option. On July 11, 2017, the Company paid off this convertible promissory note of $250,000 to Early Bird Capital. There was no beneficial conversion feature recognized at issuance date since effective conversion price is higher than the stock price as of the issuance date.

As of December 31, 2017, the convertible promissory note balance is nil.

8. REDEEMABLE CONVERTIBLE PREFERRED SHARES

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

The Company did not recognize the beneficial conversion feature for the Class A Preferred shares since each Class A Share is convertible into one ordinary share (subject to equitable adjustments for stock splits, stock dividends, recapitalizations and other similar adjustments) at holder’s option. In accordance with ASC 480, redemption provisions not solely within the control of the Company require the security to be classified outside of permanent equity. ASC 480-10-S99 notes that if a reporting entity issues preferred shares that are conditionally redeemable (e.g., at the holder’s option or upon the occurrence of an uncertain event not solely within the company’s control), the shares are not within the scope of ASC 480 because there is no unconditional obligation to redeem the shares by transferring assets at a specified or determinable date or upon an event certain to occur. If the uncertain event occurs, the condition is resolved, or the event becomes certain to occur, then the shares become mandatorily redeemable under FAS 150 and would require reclassification to a liability. The Class A Preferred Shares have been classified as mezzanine equity in the consolidated financial statement, presented below total liabilities but not included in the subtotal for total equity as of December 31, 2017. The Class A Preferred Share is not deemed to be an embedded derivative instrument to be bifurcated since it’s indexed to its own stock.

As of December 31, 2017, $686,400 dividend for Convertible Redeemable Class A Preferred Shares was accrued and the outstanding balance for Class A Preferred Shares was $8,966,127.

As of December 31, 2016, $333,327 dividend for Convertible Redeemable Class A Preferred Shares was accrued and the outstanding balance for Class A Preferred Shares was $8,913,327.

9. SHAREHOLDERS’ EQUITY

Ordinary Shares

The Company is authorized to issue unlimited ordinary shares. Holders of the Company’s ordinary shares are entitled to one vote for each share. As of December 31, 2017 and 2016, there were 23,758,817 and 22,898,864 ordinary shares issued and outstanding, respectively.

Adrie was established on November 19, 2014 with share capital of $1, which consisted of one share with a par value of $1 per share.

CHINA LENDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The Company has achieved the earn-out payment requirement in 2016 thus one third of 8 million escrowed restricted shares were released in 2017

The Company has not achieved the earn-out payment requirement in 2017, thus one third of 8 million escrowed restricted shares were not released in 2018.

Restricted Shares

On September 23, 2016, the members of the Compensation Committee of China Lending Corporation have determined to issue 2,700 shares of restricted shares to 19 employees of the Company. During fiscal 2017, the company has paid common share dividends and issued 116 shares for existing shareholders. Half of the shares shall be vested on September 22, 2017 and the remaining half of the shares shall be vested on September 22, 2018. In the event the employee’s services are terminated with the Company for any reason prior to vesting of the shares, the non-vested shares shall be forfeited by the employee. No restricted shares were vested as of December 31, 2016. On January 20, 2017, 200 shares of restricted shares were forfeited. There are 1,150 restricted shares forfeited on April 4, 2018, because of the employee resigned from the company.

Preferred Shares

The Company is authorized to issue unlimited preferred shares, in one or more series, with such designations, voting and other rights and preferences as may be determined from time to time by the board of directors. As of December 31, 2017 and December 31, 2016, there were 715,000 preferred shares issued and outstanding.

10. Loans Receivable, Net

The interest rates on loans issued ranged between 4% ~24% and 17.28% ~24.00% for the years ended December 31, 2017 and 2016, respectively.

Loans receivable consisted of the following:

	December 31,	December 31,
	2017	2016
Business loans	$56,215,822	$58,387,204
Personal loans	125,340,963	96,332,530
Total loan receivable	181,556,785	154,719,734
Provision for loan losses
Collectively assessed	(99,563)	(1,405,536)
Individually assessed	(64,195,127)	(5,020,771)
Provision for loan losses	(64,294,690)	(6,426,307)
Loans receivable, net	$117,262,095	$148,293,427

Loans receivable – related parties, net	$1,244,739	$2,109,780
Loans receivable – third parties, net	$116,017,356	$146,183,647

The Company originates loans to customers located primarily in Urumqi City, Xinjiang Province. This geographic concentration of credit exposes the Company to a higher degree of risk associated with this economic region.

All loans are short-term loans that the Company has made to either business or individual customers. As of December 31, 2017 and 2016, the Company had 59 and 71 business loan customers, and 174 and 151 personal loan customers, respectively. Most loans are either guaranteed by a third party or related parties (please refer to Note 26) whose financial strength is assessed by the Company to be sufficient or secured by collateral. Provision for loan losses is estimated on a quarterly basis based on an assessment of specific evidence indicating doubtful collection, historical experience, loan balance aging and prevailing economic conditions.

CHINA LENDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016, a provision of $55,299,749 and $4,650,887 were charged to the statement of income, respectively. Nil and $91,812 write-offs against provisions have occurred for these periods, respectively.

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

The following table represents the aging of loans as of December 31, 2017 by type of loan:

	1-89 Days Past Due	90-179 Days Past Due	180-365 Days Past Due	Over 1 year Past Due	Total Past Due	Current	Total Loans
Business loans	$9,976,350	$4,368,880	$507,116	$6,925,968	$21,778,314	$34,437,508	$56,215,822
Personal loans	28,303,969	30,824,416	3,777,245	940,469	63,846,099	61,494,864	125,340,963
	$38,280,319	$35,193,296	$4,284,361	$7,866,437	$85,624,413	$95,932,372	$181,556,785

The following table represents the aging of loans as of December 31, 2016 by type of loan:

	1-89 Days Past Due	90-179 Days Past Due	180-365 Days Past Due	Over 1 year Past Due	Total Past Due	Current	Total Loans
Business loans	$-	$719,966	$5,077,202	$719,966	$6,517,134	$51,870,070	$58,387,204
Personal loans	-	-	881,239	-	881,239	95,451,291	96,332,530
	$-	$719,966	$5,958,441	$719,966	$7,398,373	$147,321,361	$154,719,734

Analysis of loans by collateral

The following table summarizes the Company’s loan portfolio by collateral as of December 31, 2017:

	Business loans	Personal loans	Total
Guarantee backed loans	$36,515,140	$43,953,134	$80,468,274
Pledged assets backed loans	13,861,166	79,028,972	92,890,138
Collateral backed loans	5,839,516	2,358,857	8,198,373
	$56,215,822	$125,340,963	$181,556,785

CHINA LENDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the Company’s loan portfolio by collateral as of December 31, 2016:

	Business loans	Personal loans	Total
Guarantee backed loans	$44,114,593	$40,442,991	$84,557,584
Pledged assets backed loans	11,392,746	53,489,172	64,881,918
Collateral backed loans	2,879,865	2,400,367	5,280,232
	$58,387,204	$96,332,530	$154,719,734

Most guarantee backed loans were guaranteed by shareholders of the Company. (See Note 26).

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

Guarantee Backed Loans

A guaranteed loan is a loan guaranteed by a corporation or high net worth individual which includes related parties (refer to Note 26).  As of December 31, 2017 and 2016, guaranteed loans make up 44.3% and 54.7% of our direct loan portfolio, respectively.

As of December 31, 2017 and 2016, the Company pledged $5,310,886 and $50,396,198 gross loans receivable for loans the Company borrowed from China Great Wall Assets Management Co. Ltd. and related parties, loan-to-pledge ratios were 289% and 29% (See Note 17), which consisted of the following:

	December 31,	December 31,
	2017	2016
Business loans	$-	$10,966,526
Personal loans	5,310,886	39,429,672
Total pledged loans receivable	$5,310,886	$50,396,198

11. Provision for Loan Losses

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

For the purpose of calculating portfolio-level reserves, we have grouped our loans into two portfolio types: Business and Personal. The provision consists of the combination of a quantitative assessment component based on statistical models, a retrospective evaluation of actual loss information to loss forecasts, value of collateral and could include a qualitative component based on management judgment.

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

As of December 31, 2017, the percentage of collateral, pledged asset, and guarantee backed loans were 4.5%, 51.2% and 44.3% respectively. As of December 31, 2016, the percentage of collateral, pledged asset, and guarantee backed loans were 3.4%, 41.9% and 54.7% respectively.

The valuation assessment of collateral and pledged assets was based on the valuation report issued by a valuation firm or the Company’s internal risk control department. The assets values were generally 50% to 60% of the fair value of collateral and pledged assets. The valuation will be updated for the loan period over one year in case of renewals and repeat customers. However, China Lending Group’s average loan term is less than 9.2 months, the value of the collateral and pledged assets, and guarantee backing the loans will be reviewed and monitored on a monthly basis through site visits.

China Lending Group issues guarantee-backed loans in accordance with its loan management policy, and each guarantee-backed loan will undergo standard assessment procedures for willingness and ability of the guarantor to perform under its guarantee. China Lending Group accepts guarantees provided by three types of guarantors: professional guarantee companies, corporations and individuals which includes related parties (see note 26).

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

As of December 31, 2017 and 2016, $64,195,127 and $5,020,771 were charged as specific reserve with specific provision rates ranged from 10%-100% and1.5%-100%, respectively.

While management uses the best information available to make loan loss provision evaluations, adjustments to the provision may be necessary based on changes in economic and other conditions or changes in accounting guidance.

CHINA LENDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following tables present the activity in the provision for loan losses and related recorded investment in loans receivable by classes of the loans individually and collectively evaluated for impairment as of and for the years ended December 31, 2017 and 2016:

Provision for loan losses for the year ended December 31, 2017

	Business loans	Personal loans	Total
Provision for loan losses beginning balance	$4,238,133	$2,188,174	$6,426,307
Charge-offs
Provisions	17,178,340	38,121,409	55,299,749
Foreign currency translation adjustment	948,603	1,620,031	2,568,634
Provision for loan losses ending balance	$22,365,076	$41,929,614	$64,294,690
Ending balance: individually evaluated for impairment	$22,308,497	$41,886,630	$64,195,127
Ending balance: collectively evaluated for impairment	$56,579	$42,984	$99,563

Provision for loan losses for the year ended December 31, 2016

	Business loans	Personal loans	Total
Provision for loan losses beginning balance	$1,053,579	$1,155,129	$2,208,708
Charge-offs	(91,812)	-	(91,812)
Provisions	3,492,322	1,158,565	4,650,887
Foreign currency translation adjustment	(215,956)	(125,520)	(341,476)
Provision for loan losses ending balance	$4,238,133	$2,188,174	$6,426,307
Ending balance: individually evaluated for impairment	$3,728,072	$1,292,699	$5,020,771
Ending balance: collectively evaluated for impairment	$510,061	$895,475	$1,405,536

CHINA LENDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12. Loan impairment

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

Provision for loan losses is established for an impaired loan if its carrying value exceeds its estimated fair value. Currently, estimated fair values of substantially all of the Company’s impaired loans are measured based on the estimated fair value of the loan’s collateral which approximates to the carrying value due to the short-term nature of the loans. The impaired amounts of personal loans were $124,085,313 and $6,784,962 as of December 31, 2017 and 2016, respectively. The impaired amounts of business loans were $50,557,907 and $7,381,094 as of December 31, 2017 and 2016, respectively.

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

The Company allows a one-time loan extension based on an ancillary company policy with a period up to the original loan period, which is usually within twelve months. According to the Company’s loan management policy, granting initial one-time extension requires a new underwriting and credit evaluation. Borrowers are required to submit extension application 10 days before expiration of the original loan. Then the Company’s loan service department will investigate whether material changes have happened to the borrower’s business which may impact its repayment ability. The Company’s risk management department will reevaluate the loan. If the Company decides to grant one-time extension, an extension agreement will be executed between the borrower and the Company, plus commitment letter from guarantor to agree the loan extension and extend the guarantee duration. In evaluating the extension and underwriting new loans, China Lending Group will request that borrowers obtain guarantees from state-owned or public guarantee companies. Even though the Company allows a one-time loan extension with a period up to the original loan period, which is usually within twelve months. Such extension is not considered to be a troubled debt restructuring because the Company does not grant a concession to borrowers. The principal of the loan remains the same and the interest rate is fixed at the current interest rate at the time of extension. 37 loans of $32.4 million and no loans were granted one-time extension for the years ended December 31, 2017 and 2016, respectively, which accounted for 16.8% and nil of total loans originated during the years ended December 31, 2017 and 2016, respectively.

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

The troubled debt restructuring amounts of personal loans were $45,252,182 and $881,239 as of December 31, 2017 and December 31, 2016, respectively, after providing provision for loan loss amounting to $15,397,550 and $440,619, respectively. The troubled debt restructuring amounts of business loans were $11,336,725 and $6,517,134 as of December 31, 2017 and December 31, 2016, respectively, after providing provision for loan loss amounting to $6,768,841 and $3,618,550, respectively. The increase in provisions in the troubled debt restructuring both in personal loans and business loans in December 31, 2017, as compared to that of December 31, 2016, was mainly attributable to the information regarding loans that management believes are isolated and involve unique circumstances, including having a loan and its collateral being in an industry in which the Company does not typically engage, a problem with a bridge loan where a bank reversed its oral commitment to lend to a borrower after a short bridge period, a private guarantor that had less capital and liquidity than the Company had been led to believe and a loan collateralized by collateral that the borrower no longer had proper title to and where the borrower committed fraud by applying for the loan before the title to the collateral was transferred.

As of December 31, 2017 and 2016, there were no receivable derecognized for the real estate related investment obtained from collateral.

CHINA LENDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13. Property and Equipment

The Company’s property and equipment used to conduct day-to-day business are recorded at cost less accumulated depreciation. Depreciation expense is calculated using straight-line method over the estimated useful life below:

	Useful Life	December 31,	December 31,
	years	2017	2016
Furniture and fixtures	5	$15,755	$14,018
Vehicles	4	30,734	133,885
Electronic equipment	3	23,573	19,628
Less: accumulated depreciation		(23,728)	(79,068)
Property and equipment, net		$46,334	$88,463

Depreciation expense totaled $37,084, $37,448 and $39,415 for the years ended December 31, 2017, 2016 and 2015, respectively.

14. intangible assets

The Company’s intangible assets used to conduct day-to-day business are recorded at cost less accumulated amortization. Amortization expense is calculated using straight-line method over the estimated useful life below:

	Useful Life	December 31,	December 31,
	years	2017	2016
Credit rating system	10	$57,989	$54,337
Software license	3	5,306	4,973
Loan platform	10	29,839	-
Less: accumulated amortization		(12,406)	(3,830)
Intangible assets, net		$80,729	$55,480

Amortization expense totaled $8,009, $4,003 and nil  for the years ended December 31, 2017, 2016 and 2015, respectively.

15. COST METHOD INVESTMENT

	December 31,	December 31,
	2017	2016
Beginning balance	$3,599,831	$3,851,071
Less: impairment loss	(3,698,881)	-
Foreign currency adjustment	99,050	(251,240)
Ending balance	$-	$3,599,831

In January 2015, the Company made a commitment to invest 5% of the paid-in capital in Xinjiang Microcredit Refinancing Co., Ltd. (“Microcredit Refinancing”). Microcredit Refinancing was a newly formed micro refinancing company in the PRC with total registered capital of RMB 1,000,000,000 (approximately $153,671,465). Such investment was accounted for under the cost method as the Company did not have significant influence over Microcredit Refinancing. On November 2017, the Company restructured its debts due to Microcredit Refinancing by offsetting its investment in Microcredit Refinancing and partial loans payable. As of the filing date, Microcredit Refinancing is not able to transfer the 5% of equity investment in Microcredit Refinancing owned by the Company to Xinjiang Kai Di Investment Co in accordance with the offset agreement due to the Company’s investment in Microcredit Refinance was pledged to a third party who has filed petition to freeze the Company’s investment in Microcredit Refinancing (see Note 18) as a guarantee for the debt owed by Ms. Qi Wen (see Note 28). As a result, the Company has determined to fully impair the cost investment at Microcredit Refinancing as of December 31, 2017 because of the uncertainty associated with the investment in Microcredit Refinancing.

An impairment charge is recorded if the carrying amount of the equity investment exceeds its fair value and this condition is determined to be other-than-temporary. The Company performs an impairment test on its cost method investment whenever events or changes in business circumstances indicate that another-than-temporary impairment has occurred, by considering current economic and market conditions, operating performance, development stages and technology development, and engaging an independent third-party valuation firm to estimate the fair value of cost method investment, as appropriate. The Company recorded impairment charge of $3,698,868 and nil to the carrying value of its investments under the cost method for the years ended December 31, 2017 and 2016, respectively.

CHINA LENDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16. Short-term Bank Loans, NET

The following is a summary of the principal and balance of the Company’s short-term bank loans as of December 31, 2017 and 2016:

				December 31,	December 31,
Lender Name	Entrust Bank name	Interest rate	Term	2017	2016
Urumqi Economic Development Zone Zhengxin Financing Guarantee Co., Ltd.	Tianshan Rural Commercial Bank	Fixed annual rate of 10.0%	From January 7, 2016 to January 6 , 2017	$-	$1,439,932
Urumqi Changhe Financing Guarantee Co., Ltd.	Tianshan Rural Commercial Bank	Fixed annual rate of 10.0%	From August 9, 2016 to August 8, 2017	1,534,914	1,439,932
Urumqi Changhe Financing Guarantee Co., Ltd.	Bank of Urumqi Co., Ltd	Fixed annual rate of 10.0%	From July 13, 2016 to July 13, 2017	1,536,715	1,439,932
Shanghai Pudong Development Bank	Shanghai Pudong Development Bank	Fixed annual rate of 7.0%	From December 22, 2016 to December 21, 2017	3,534,444	3,311,845
Urumqi Economic Development Zone Zhengxin Financing Guarantee Co., Ltd	Tianshan Rural Commercial Bank	Fixed annual rate of 10%	From January 4, 2017 to September 3, 2017	1,535,178	-
Urumqi Economic Development Zone Zhengxin Financing Guarantee Co., Ltd	Tianshan Rural Commercial Bank	Fixed annual rate of 10%	From January 5, 2017 to September 4, 2017	766,821	-
Urumqi Changhe Financing Guarantee Co., Ltd.	Tianshan Rural Commercial Bank	Fixed annual rate of 10%	From January 11, 2017 to January 10, 2018	1,536,715	-
Urumqi Economic Development Zone Zhengxin Financing Guarantee Co., Ltd	Tianshan Rural Commercial Bank	Fixed annual rate of 10%	From April 11, 2017 to December 10, 2017	614,686	-
Urumqi Economic Development Zone Zhengxin Financing Guarantee Co., Ltd	Tianshan Rural Commercial Bank	Fixed annual rate of 10%	From April 11, 2017 to April 10, 2018	922,029	-
				11,981,502	7,631,641
Less unamortized financing cost				(11,526)	(159,111)
Short-term bank loans less unamortized financing cost				$11,969,976	$7,472,530

Interest expense incurred on the above short-term bank loans was $1,115,329, $580,843 and $145,400 for the years ended December 31, 2017, 2016 and 2015, respectively. Financing expenses amortized on the above short-term bank loans was $468,162, $134,692 and nil for the years ended December 31, 2017, 2016 and 2015, respectively. The loans were guaranteed by certain shareholders in Feng Hui and related parties. (See Note 26)

During the year ended December 31, 2017, Feng Hui was granted loans from Tianshan Rural Commercial Bank which were entrusted by Changhe and Urumqi Economic Development Zone Zhengxin Financing Guarantee Co., Ltd. (“Zhengxin”). The interest expenses incurred on loans provided by Changhe, Zhengxin and Pufa bank were $506,288, $368,849 and $240,192 for the year ended December 31, 2017. The interest expenses incurred on loans provided by Changhe and Zhengxin were $417,550 and $163,292 for the year ended December 31, 2016. The interest expenses incurred on loans provided by Changhe were $347,688 for the year ended December 31, 2015.

All of the short-term bank loans from Tianshan Rural Commercial Bank and, loan from Shanghai Pudong Development Bank, loan from Bank of Urumuqi Co., are overdue. The Company and the lenders are working to extend the overdue loans for one year.

CHINA LENDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17. Secured Loan payable

The following is a summary of the Company’s secured loan payable as of December 31, 2017 and 2016:

			December 31,	December 31,
Lender name	Interest rate	Term	2017	2016
China Great Wall Assets Management Co. Ltd.	Fixed annual rate of 11.0%	From October 29, 2016 to October 28, 2017	15,336,412	14,370,526
Less unamortized financing cost			-	(215,558)
			$15,336,412	$14,154,968

As of December 31, 2017 and 2016, the secured loan payable had maturity terms within 1 year. Interest expense incurred on the secured loan payable was $1,303,909, $2,081,104 and $2,302,136 for the years ended December 31, 2017, 2016 and 2015, respectively. Financing expenses incurred on the above short-term loan was nil, $361,423 and nil for the years ended December 31, 2017, 2016 and 2015, respectively. Default interest incurred on the secured loan payable was $472,975 for the year ended December 31, 2017. Liquidated damage occur was $1,476,588 for the year ended December 31, 2017.

The secured loan payable was guaranteed by shareholders of the Feng Hui (See Note 26), and Feng Hui pledged $5,310,886 and $28,049,885 loans receivable from its customers as of December 31, 2017 and 2016, respectively, to secure this loan for the lender.

On January 16, 2018, the Company has received a subpoena to action from Xinjiang superior people’s court. China Great Wall Assets Management Co, Ltd has sued the Company and the guarantors to the court for the default loan and penalties. The case is under the process.

The company is actively negotiating with China Great Wall Assets Management Co, Ltd about the debt restructuring, but there is no agreement achieved.

18. loans FROM a related party, A COST INVESTMENT INVESTEE

The following is a summary of the Company’s loans from Xinjiang Microcredit Refinancing Co. Ltd., financing company in which the Company has a cost-basis investment (see Note 15), as of December 31, 2017 and 2016:

Lender name	Interest rate	Term	December 31, 2017	December 31, 2016
Xinjiang Microcredit Refinancing Co. Ltd.	Fixed annual rate of 12.0%	From August 23, 2016 to August 22, 2017	$3,841,787	$3,599,831
Xinjiang Microcredit Refinancing Co. Ltd.	Fixed annual rate of 12.0%	From August 30, 2016 to November 29, 2017	2,305,072	2,159,899
Xinjiang Microcredit Refinancing Co. Ltd.	Fixed annual rate of 12.0%	From September 1, 2016 to November 30, 2017	1,536,715	1,439,932
Xinjiang Microcredit Refinancing Co. Ltd.	Fixed annual rate of 12.0%	From September 19, 2016 to March 18, 2018	7,683,572	7,199,662
Total loans from a cost investment investee			$15,367,146	$14,399,324

Interest expense incurred on the above loans for the years ended December 31, 2017, 2016 and 2015 were $1,647,722, $1,818,656 and $1,101,871, respectively. Overdue interest penalty incurred for the year end December 31,2017 were $882,864.

The proceeds from these loans were used to fund Fenghui’s operation.

Fenghui pledged loans receivable totaled $22,346,312, for these loans as of December 31, 2017 and 2016, respectively, and Fenghui shareholder provided guarantee for these loans. (see Note 26)

On August 10, 2017, Xinjiang Microcredit Refinancing Co., Ltd (or “Microcredit Refinance”) has transferred the loan receivable with Feng Hui totaling RMB 25,000,000 (approximately $3,744,196) to Xinjiang Kai Di Investment Co., Ltd (or “Kai Di”).

On November 17, 2017, Feng Hui has reached an agreement with Xinjiang Kai Di Investment Co., Ltd to transfer its 5% investment in Xinjiang Microcredit Refinancing Co., Ltd. to Xinjiang Kai Di Investment Co., Ltd. to settle the RMB 25,000,000 (approximately $3,744,196) of debt transferred from Microcredit Refinance. As of the filing date, the transfer of 5% equity investment in Microcredit Refinancing to Kai Di is not completed because the investment in Microcredit Refinancing is frozen by the court due to the petitions filed by Li Yuqin and Microcredit Refinancing Co., Ltd (see Note 15 and 28). As a result, the debt was not transferred to Xinjiang Kai Di Investment Co and the Company is obligated to repay the RMB 25 million debts to Xinjiang Microcredit Refinancing Company.

CHINA LENDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19. OTHER LIABILITIES

Other liabilities as of December 31, 2017 and 2016 consisted of:

	December 31,	December 31,
	2017	2016
Interest payable	$4,220,626	$332,178
Accruals	97,591	446,253
Other payables	297,802	218,206
Long-term debt	4,337,633	2,879,865
	$8,953,652	$3,876,502

On November 16, 2016, Feng Hui received a loan of $2,879,865 (RMB 20,000,000) from Urumqi High-speed Railway Hub Comprehensive Development & Construction Investment Co., Ltd. with maturity date of November 15, 2021 from November 16, 2016. The interest rate is 1% and the principal is due upon maturity.

On August 25, 2017, Feng Hui received a loan of $1,229,372 from Xinjiang software park Co., Ltd. with maturity date of August 24, 2022 from August, 2017. The interest rate is 1% and the principal is due upon maturity.

20. OTHER OPERATING EXPENSES

Other operating expenses for the years ended December 31, 2017 and 2016 were consisted of:

	For the years ended December 31,
	2017	2016
Depreciation and amortization	$45,093	$40,004
Legal and professional expenses	759,563	1,276,271
Office related expenses	949,807	1,131,255
Travel and entertainment	298,938	218,618
Total	$2,053,401	$2,666,148

21. Employee Retirement Benefit

The Company has made employee benefit contribution in accordance with Chinese relevant regulations, including retirement insurance, unemployment insurance, medical insurance, work injury insurance, birth insurance and housing fund. The Company recorded the contribution in the salary and employee charges when incurred. The contributions made by the Company were $742,182 and $178,547 for the years ended December 31, 2017 and 2016, respectively.

CHINA LENDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22. DIVIDEND PAYABLE

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

On December 19, 2016, the Company announced a dividend of $0.148 per ordinary share which represents an amount equal to twenty-five percent (25%) of (i) the Company’s consolidated net income for the period beginning January 1, 2016 through September 30, 2016, the end of the Company’s third quarter, less (ii) the amount of dividends paid, payable or otherwise accrued as preferred dividends with respect to the Company’s Series A preferred shares for such period. The dividend was paid on January 20, 2017 to holders of record of the Company’s Ordinary Shares on December 29, 2016. The dividend was paid by ordinary shares. No fractional shares were issued. All dividends were rounded up to the nearest whole number of Ordinary Shares when fractional shares occur. No cash payments were made for any fractional shares.

On December 31, 2016, the Company declared a dividend of $333,327 for convertible redeemable preferred shares, which was included in the balance of convertible redeemable preferred shares.

Accumulated unpaid dividends as of December 31, 2016 were $4,442,048, of which $3,388,721 dividends were paid subsequently.

On January 20, 2017, the company paid 519,156 common share dividends.

On March 21, 2017, the company announced a dividend of $0.036 per ordinary share which represents an amount equal to twenty-five percent (25%) of (i) the Company’s consolidated net income for the period beginning October 1, 2016 through December 31, 2016, less (ii) the amount of dividends paid, payable or otherwise accrued as preferred dividends with respect to the Company’s Series A preferred shares for such period. On April 24, 2017, the Company has paid 129,872 common share dividends.

On May 26, 2017, the Company announced a dividend of $0.047 per ordinary share which represents an amount equal to twenty-five percent (25%) of (i) the Company’s consolidated net income for the period beginning January 1,2017 through March 31,2017, less (ii) the amount of dividends paid, payable or otherwise accrued as preferred dividends with respect to the Company’s Series A preferred shares for such period. the dividend was paid on June 23, 2017 to holders of record of the Company’s ordinary share on June 5, 2017. On June 23, 2017, the Company has paid 210,925 common share dividends.

The computation of basic and diluted EPS shall be retroactively adjusted for all periods presented.

As of December 31, 2017, there were 23,758,817 ordinary shares issued and outstanding. Dividends payable on ordinary share as of December 31, 2017 were $480,000.

CHINA LENDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23. Statutory Reserves

In accordance with PRC regulations, the subsidiaries and VIE of the Company in the PRC are required to provide a statutory reserve, which is appropriated from net income as reported in the Company’s statutory accounts. The Company is required to allocate 10% of its annual after-tax profit to the statutory reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. The statutory reserves can only be used for specific purposes and are not distributable as cash dividends. As of December 31, 2017 and 2016, total statutory reserves were $6,621,063 and $6,536,238, respectively, which did not reach 50% of the Company’s registered capital.

24. EARNinGS (loss) PER SHARE

The following table sets forth the computation of basic and diluted earnings per common share for the years ended December 31, 2017, 2016 and 2015, respectively:

	For the years ended December 31,
	2017	2016	2015
Net income (loss)	$(54,783,273)	$17,278,404	$14,119,814
Dividends to Class A preferred shareholders	(686,400)	(333,327)	-
Net income (loss) attributable to the ordinary shareholders	(55,469,673)	16,945,077	14,119,814

Basic weighted-average common shares outstanding	17,343,763	18,353,249	20,859,953
Conversion of Class A Convertible Redeemable Preferred Shares	-	715,000	-
Release of Restricted Shares Placed in Escrow	-	2,666,667	-
Conversion of Unit Purchase Option	-	136,508	-
Conversion of Restricted Shares	-	208	-
Diluted weighted-average common shares outstanding	17,343,763	21,871,632	20,859,953

Earnings (loss) per share:
Basic	$(3.20)	$0.92	$0.68
Diluted	$(3.20)	$0.77	$0.68

Basic earnings (loss) per share to the ordinary shareholders are computed by dividing the net income attributable to the ordinary shareholders by the weighted average number of common shares outstanding during the year. On January 20, 2017, the Company issued 519,156 common share dividends, which was declared in 2016. In addition, during 2017, the Company declared and issued a total of 340,797 share dividends. The computation of basic and diluted EPS shall be retroactively adjusted for all periods presented. Diluted earnings per share includes the weighted average dilutive effect of Class A Convertible Redeemable Preferred Shares, Unit Purchase Option, Convertible Promissory Note and Non-vested Restricted Shares to employees for the year ended December 31, 2016. Warrants and Conversion of Class A Convertible Redeemable Preferred Shares are anti-dilutive for the year ended December 31, 2017. 8 million restricted shares held in Escrow are excluded for both basic and diluted weighted average shares since the earn out target attainable test is supposed to be performed at the year ended December 31, 2016 and shares will not be issuable until the year end as of December 31, 2016, 2017 and 2018 if the Company passed the earn out target attainable test. The effect of potential release of escrowed 2,666,667 shares has been included in the calculation of diluted weighted-average common shares outstanding based on the Company’s estimate on the fact that the Company could meet the earned-out target for the year December 31, 2016. The effect of potential release of escrowed 2,666,667 shares has not been included in the calculation of diluted weighted-average common shares outstanding based on the Company’s estimate on the fact that the Company could not meet the earned-out target for the year December 31, 2017.

CHINA LENDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25. TAXATION

China Lending Corporation is incorporated in British Virgin Islands with zero income tax rate. China Lending Corporation did not generate taxable income in the British Virgin Islands for the period from July 7, 2016 to December 31, 2017.

Adrie is incorporated in the British Virgin Islands with zero income tax rate. Adrie did not generate taxable income in the British Virgin Islands for the period from November 19, 2014 (date of inception) to December 31, 2017.

Feng Hui Holding was incorporated in Hong Kong and is subject to Hong Kong profits tax at 16.5%. No provision for Hong Kong income or profit tax has been made as the Company has no assessable profit for the period from February 11, 2015 (date of inception) to December 31, 2017 because the Company has no operation in Hong Kong.

Jing Kai was incorporated in the PRC. Jing Kai did not generate taxable income in the PRC for the period from May 14, 2015 (date of inception) to December 31, 2017.

Ding Xin was incorporated in the PRC. Ding Xin generated taxable income in the PRC for the period from May 20, 2015 (date of inception) to December 31, 2017, which is subject to PRC income tax at a rate of 25%.

Ding Tai was incorporated in the PRC. Ding Tai did not generate taxable income in the PRC for the period from December 19, 2016 (date of inception) to December 31, 2017.

Feng Hui was incorporated in the PRC. Feng Hui generated taxable income in the PRC for the years ended December 31, 2017 and 2016. As stipulated by the Taxation Law of PRC, Feng Hui is subjected to PRC income tax at a rate of 25%. Feng Hui is a qualified enterprise engaged in industry list of Western Development Strategy and is therefore entitled to preferential tax rate of 15% till December 31, 2020.

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. For the years ended December 31, 2017 and 2016, the Company had no unrecognized tax benefits.

The Company does not anticipate any significant increase to its liability for unrecognized tax benefit within the next 12 months. The Company will classify interest and penalties related to income tax matters, if any, in income tax expense.

	For the years ended December 31,
	2017	2016	2015
Income tax expense is comprised of:
Current income tax	$1,869,437	$4,789,085	3,132,831
Deferred income tax (benefit)/ expense	885,312	(667,747)	(274,924)
Total	$2,754,749	$4,121,338	2,857,907

Deferred income taxes are primarily recognized for provision for loan losses. Deferred income tax was measured using the enacted income tax rates for the periods in which they are expected to be reversed. The tax effects of temporary differences that give rise to the following approximate deferred tax assets and liabilities as of December 31, 2017 and 2016 are presented below:

	December 31,	December 31,
	2017	2016
Accrued interest receivable	34,587	(159,357)
Accrued interest payable	442,258	49,827
Provision for loan losses	9,609,133	967,028
Accruals	20,250	4,109
Interest income	232,621	-
Deferred tax assets	$10,338,849	$861,607
Valuation allowance	(10,338,849)	-
Deferred tax assets, net	$-	$861,607

The Company had no net operating loss carry forward as of December 31, 2017 and 2016 for income tax purpose.

CHINA LENDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The management considered all available evidence, both positive and negative, in determining the realizability of deferred tax assets at December 31, 2017. Management considered carry back availability, the scheduled reversals of deferred tax liabilities, projected future taxable income during the reversal periods, and tax planning strategies in making this assessment. Management also considered recent history of taxable income, trends in the Company’s earnings and tax rate, positive financial ratios, and the impact of the downturn in the current economic environment (including the impact of credit on provision and provision for loans receivable) of the Company.

The effective tax rates for the years ended December 31, 2017, 2016 and 2015 were (5.3)%, 19.3% and 16.9%, respectively. The reconciliation between the effective income tax rate and the PRC statutory income tax rate of 15% and 25% respectively are as follows:

	For the years ended December 31,
	2017	2016	2015
PRC statutory tax rate	25.0%	25.0%	25.0%
Effect of preferential income tax rate	(9.8)	(8.3)	(8.7)
Effect of different income tax rate in other jurisdictions	-	-	0.2
Effect of non-deductible expenses	0.0	0.1	0.5
Provision for DTA allowance	(19.1)	0.0	0.0
Others	(1.4)	2.5	(0.1)
Effective tax rate	(5.3)%	19.3%	16.9%

The enterprise income tax payable was as follows:

	December 31,	December 31,
	2017	2016
Income Tax Payable	$847,528	$810,975

CHINA LENDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26. Related Party Transactions AND BALANCES

A.	Loans to related parties- Loans paid to related parties of the Company, and outstanding balances were as follows:

	Loans paid to Related Parties		Balance of Loans Receivable from Related Parties
	During the years ended December 31,		As of December 31,	As of December 31,
	2017	2016	2017	2016
Related companies of non-controlling investors of Feng Hui	$8,083,119	$4,290,999	$1,244,739	$2,109,780

Interest income derived from the above loans to related parties were $293,395 and $491,080 for the years ended December 31, 2017 and 2016, respectively. These loans were made in the normal course of the Company’s lending operation. The interest rates on the above loans ranged between 12%-17.4% and 17.4%~24.00% for the years ended December 31, 2017, 2016 and 2015, respectively. As of December 31, 2017, 2016 and 2015, a provision for loan losses of $2,412,642, $21,311 and $11,137 was provided for the loans receivable from related parties.

B. Loans received from a cost investment investee

Lender name	Interest rate	Term	December 31, 2017	December 31, 2016
Xinjiang Microcredit Refinancing Co. Ltd.	Fixed annual rate of 12.0%	From August 23, 2016 to August 22, 2017	$3,841,787	$3,599,831
Xinjiang Microcredit Refinancing Co. Ltd.	Fixed annual rate of 12.0%	From August 30, 2016 to November 29, 2017	2,305,072	2,159,899
Xinjiang Microcredit Refinancing Co. Ltd.	Fixed annual rate of 12.0%	From September 1, 2016 to November 30, 2017	1,536,715	1,439,932
Xinjiang Microcredit Refinancing Co. Ltd.	Fixed annual rate of 12.0%	From September 19, 2016 to March 18, 2018	7,683,572	7,199,662
Total loans from a cost investment investee			$15,367,146	$14,399,324

Interest expense incurred on the above loans for the years ended December 31, 2017, 2016 and 2015 were $1,647,722, $1,818,656 and $1,101,871, respectively. Overdue interest penalty incurred for the year end December 31, 2017 were $882,864.

CHINA LENDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

C.	Guarantees

-	Guarantees of the loans receivable provided by the Company’s shareholders and related parties of the Company, and outstanding balances were as follows:

	For the years ended December 31,		As of December 31,	As of December 31,
Shareholders and related parties	2017	2016	2017	2016
Non-controlling shareholders of the Company	$109,441,744	$110,504,045	$18,967,669	$39,886,130
Related companies of a non-controlling shareholder of the Company	109,414,083	62,383,161	51,510,675	46,456,542
Employee of the Company		75,255	-	-
	$218,855,827	$172,962,461	$70,478,344	$86,342,672

Bank name	Aggregated Principal	As of December 31, 2017	Shareholders and related parties
Tianshan Rural Commercial Bank	$8,451,931	$6,910,343	General manager of the Company and a non-controlling shareholder of the Company
Bank of Urumqi Co., Ltd	1,536,715	1,536,715	General manager of the Company and a non-controlling shareholder of the Company
Shanghai Pudong Development Bank	3,534,444	3,534,444	General manager of the Company and non-controlling shareholders of the Company
	$13,523,090	$11,981,502

Bank name	Aggregated Principal	As of December 31, 2016	Shareholders and related parties
Tianshan Rural Commercial Bank	$8,639,593	$2,879,864	General manager of the Company and a non-controlling shareholder of the Company
Bank of Urumqi Co., Ltd	1,439,932	1,439,932	General manager of the Company and a non-controlling shareholder of the Company
Shanghai Pudong Development Bank	3,311,845	3,311,845	General manager of the Company and non-controlling shareholders of the Company
	$13,391,370	$7,631,641

CHINA LENDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

-	Guarantees of the secured loans and loans from a cost investment investee provided by the Company’s shareholders and related parties of the Company were as follows:

As of and for the year ended December 31, 2017:

Lender name	Principal	As of December 31, 2017	Shareholders and related parties
China Great Wall Assets Management Co. Ltd.	$15,336,412	$15,336,412	Non-controlling shareholders of the Company
Xinjiang Microcredit Refinancing Co., Ltd.	15,367,146	15,367,146	Non-controlling shareholders of the Company
	$30,703,558	$30,703,558

As of and for the year ended December 31, 2016:

Lender name	Principal	As of December 31, 2016	Shareholders and related parties
China Great Wall Assets Management Co. Ltd.	$37,495,842	$14,370,526	Non-controlling shareholders of the Company
Xinjiang Microcredit Refinancing Co., Ltd.	28,798,648	14,399,325	Non-controlling shareholders of the Company
	$66,294,490	$28,769,851

CHINA LENDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27. Concentration of Credit Risks

As of December 31, 2017 and 2016, the Company held cash of $1,220,380 and $4,496,588, respectively, that was uninsured by the government authority. To limit exposure to credit risk relating to deposits, the Company primarily places cash deposits only with large financial institutions in the PRC with acceptable credit ratings.

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

No customer accounted for more than 10% of total loan balance as of December 31, 2017 and 2016.

28. Commitments and Contingencies

Legal proceedings

For the year ended December 31, 2017, the Company was involved in eleven lawsuits with its loan customers for the aggregated claim of delinquent balances of $12.2 million, and in which the Company is a defendant. The amount which the Company is being sued for delinquent balances owed to three parties is approximately $21.1 million (RMB 141.1 million). The Company has accrued interest and penalty for the delinquent amount (see Note 17, and Note 18).

Guarantees

As of December 31, 2017, the Company has guaranteed loans for Xinjiang Puzhao Technology Development  Co., Ltd. and Ms. Qi Wen with the balances of $1.5 million and $1.2 million, respectively (see Note 15).

29. Subsequent Event

On January 16, 2018, the Company received a subpoena from Xinjiang superior people’s court. China Great Wall Assets Management Co, Ltd. sued the Company and its guarantors for a default on the loan, plus penalties. The case is in the process. The Company is actively negotiating with China Great Wall Assets Management Co, Ltd. regarding the debt restructuring.

On March 6, 2018, the Company filed a registration statement on Form F-3 statement with the SEC. The registration statement was declared effective on March 22, 2018.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association (8)
2.1	Underwriting Agreement, dated September 30, 2014, between the Company and EarlyBirdCapital, Inc. as representative for the underwriters (1)
2.2	Business Combination Marketing Agreement, dated September 30, 2014, between the Company and EarlyBirdCapital, Inc. (1)
2.3	Specimen Ordinary shares Certificate (2)
2.4	Specimen Warrant Certificate (2)
2.5	Warrant Agreement, dated September 30, 2014, between the Company and Continental Stock Transfer & Trust Company (1)
2.6	Rights Agreement, dated September 30, 2014, between the Company and Continental Stock Transfer & Trust Company (1)
2.7	Form of Unit Purchase Option between the Registrant and EarlyBirdCapital, Inc. (2)
4.1	Letter Agreement, dated September 30, 2014, among the Company, EarlyBirdCapital, Inc. and each shareholder, director and officer of the Company (1)
4.2	Amended and Restated Investment Management Trust Agreement, dated April 1, 2016, between the Company and Continental Stock Transfer & Trust Company (6)
4.3	Administrative Services Agreement, dated September 30, 2014, between the Company and DeTiger Holdings Limited (1)
4.4	Escrow Agreement, dated September 30, 2014, among the Company, initial shareholders and Continental Stock Transfer & Trust Company (1)
4.5	Securities Purchase Agreement, dated June 5, 2014, between the Company and Emily Chui-Hung Tong (2)
4.6	Securities Purchase Agreement, dated June 5, 2014, between the Company and Stephen N. Cannon (2)
4.7	Securities Purchase Agreement, dated June 8, 2014, between the Company and DeTiger Holdings Limited (2)
4.8	Unit Purchase Agreement, dated August 26, 2014, between the Registrant and DeTiger Holdings Limited (2)
4.9	Unit Purchase Agreement, dated August 26, 2014, between the Registrant and EarlyBirdCapital, Inc. (2)
4.10	Registration Rights Agreement, dated September 30, 2014, between the Company and security holders (1)
4.11	Form of Indemnity Agreement (3)
4.12	Sponsor Warrants Purchase Agreement, dated September 22, 2014, between the Registrant and sponsor (4)
4.13	Share Exchange Agreement, dated as of January 11, 2016, by and among DT Asia Investments Limited, DeTiger Holdings Limited, in the capacity as the DT Representative thereunder, Adrie Global Holdings Limited, the shareholders of Adrie Global Holdings Limited, and Li Jingping, in the capacity as the Seller Representative thereunder (5)
4.14	Amended and Restated Convertible Promissory Note, dated June 14, 2016 (7)
4.15	Registration Rights Agreement, dated as of July 6, 2016, by and among DT Asia Investments Limited, DeTiger Holdings Limited, in the capacity as the DT Representative and shareholders of Adrie Global Holdings Limited (8)
4.16	Lock-Up Agreement, dated as of July 6, 2016, by and among DT Asia Investments Limited, DeTiger Holdings Limited, in the capacity as the DT Representative and shareholders of Adrie Global Holdings Limited named as Investors therein (8)
4.17	Escrow Agreement, dated as of July 6, 2016, by and among DT Asia Investment Limited, Li Jingping, in the capacity as the Seller Representative, and Continental Stock Transfer & Trust Company as escrow agent (8)
4.18	Li Jingping Employment Agreement, dated September 9, 2016 (9)
4.19	Zhou Quan Employment Agreement, dated September 9, 2016 (9)
4.20	Qiao Yonggang Employment Agreement, dated September 9, 2016 (9)
8.1	Subsidiaries of Registrant (8)
12.1*	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a)
13.1*	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
23.1*	Consent of Friedman LLP
23.2*	Consent of UHY
23.3*	Consent of Marcum Bernstein and Pinchuk LLP

*	Filed herewith

(1)	Incorporated by reference to the Company’s Form 8-K, filed with the SEC on October 6, 2014.
(2)	Incorporated by reference to the Company’s Form S-1/A, filed with the SEC on August 27, 2014.
(3)	Incorporated by reference to the Company’s Form S-1/A, filed with the SEC on September 11, 2014.
(4)	Incorporated by reference to the Company’s Form S-1/A, filed with the SEC on September 23, 2014.
(5)	Incorporated by reference to the Company’s Form 8-K, filed with the SEC January 13, 2016.
(6)	Incorporated by reference to the Company’s Form 8-K, filed with the SEC on April 5, 2016.
(7)	Incorporated by reference to the Company’s Form 8-K, filed with the SEC on June 14, 2016.
(8)	Incorporated by reference to the Company’s Form 8-K, filed with the SEC on July 11, 2016.
(9)	Incorporated by reference to the Company’s Form 8-K, filed with the SEC on September 13, 2016.

74

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA LENDING CORPORATION

Date: April 30, 2018	By:	/s/ Li Jingping
	Name:	Li Jingping
	Title:	President, Chief Executive Officer and Chairwoman
(Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

75