Form 20-F
period 2018-12-31
China Lending Corp
filed 2019-04-26
CIK 1611852

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

 Jingping Li, Chief Executive Officer & Chief Finance Officer

Telephone: +86-991-3169-617

Email: ir@chinalending.com

(Name, Telephone, E-mail of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class

Ordinary shares, no par value per share

Name of each exchange on which registered

NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 25,287,851 ordinary shares.

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

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

i

ii

CERTAIN INFORMATION

In this Annual Report on Form 20-F, or the “Annual Report”, unless the context indicates otherwise, all references to the terms the “Company,” “we,” “us” and “our” refer to China Lending Corporation, giving effect to the Business Combination (as defined below), and all references to “China” or “PRC” and the “Chinese government” refer to the People’s Republic of China and its government. In this Annual Report, all references to “Renminbi,” or “RMB” are to the legal currency of China and all references to “USD” “U.S. dollars,” “dollars,” “$” or “US$” are to the legal currency of the United States.

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

The audited financial statements for the years ended December 31, 2018, 2017 and 2016 in this Annual Report have been prepared in accordance with accounting principles generally accepted in the United States, or “U.S. GAAP.”

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

The following table summarizes our financial data. We have derived the summary statements of comprehensive income data for the three years ended December 31, 2018, 2017 and 2016 and the statements of financial position data as of December 31, 2018 and 2017 from our audited financial statements included elsewhere in this Annual Report. We have derived the selected financial data as of December 31, 2015 and 2014 from our audited financial statements not included in this Annual Report. Our financial statements have been prepared in accordance with U.S. GAAP.

Certain factors that affect the comparability of the information set forth in the following table are described in Item 5 “Operating and Financial Review and Prospects” and the Financial Statements and related notes thereto included elsewhere in this Annual Report.

Statements of Operations and Comprehensive (Loss) Income

	For the Years Ended December 31,
	2018	2017	2016	2015	2014

Interest income
Interest and fees on loans	$263,659	$16,231,844	$35,048,167	$27,392,936	$17,592,593
Interest and fees on loans – related parties	-	293,395	491,080	779,832	1,159,974
Interest on deposits with banks	512	1,076	4,652	5,883	8,519
Total interest income	264,171	16,526,315	35,543,899	28,178,651	18,761,086

Interest expense
Interest expense and fees on short-term bank loans	(1,241,463)	(1,583,491)	(715,535)	(425,139)	(979,050)
Interest expense and fees on secured loan	(2,651,273)	(3,253,472)	(2,442,527)	(2,302,136)	(689,393)
Interest expense on loans from related parties	-	-	-	(61,542)	(98,775)
Interest expense on loans from third parties	(362,845)	-	-	-	-
Interest expense on loans from a cost investment investee	(2,639,945)	(2,530,586)	(1,818,656)	(1,101,871)	-
Total interest expense	(6,895,526)	(7,367,549)	(4,976,718)	(3,890,688)	(1,767,218)

Provisions for loan losses	(85,001,603)	(52,976,851)	(4,650,887)	(2,154,973)	(584,348)
Provisions for loan losses – related parties	(714,145)	(2,322,898)	-	(11,137)	-
Provision for loan losses	(85,715,748)	(55,299,749)	(4,650,887)	(2,166,110)	(584,348)

Net Interest (Loss) Income	(92,347,103)	(46,140,983)	25,916,294	22,121,853	16,409,520

Non-interest income	-	814,669	107,512	13,212	-

Non-interest expense
Salaries and employee surcharge	(830,553)	(808,657)	(1,271,650)	(917,159)	(604,223)
Business taxes and surcharge	195	(141,284)	(686,266)	(1,449,993)	(1,050,052)
Other operating expenses	(1,679,557)	(2,053,401)	(2,666,148)	(2,790,192)	(1,349,142)
Investment impairment	-	(3,698,868)	-	-	-
Changes in fair value of warrant liabilities	748,346	-	-	-	-
Total non-interest expense	(1,761,569)	(6,702,210)	(4,624,064)	(5,157,344)	(3,003,417)

(Loss) Income Before Taxes	(94,108,672)	(52,028,524)	21,399,742	16,977,721	13,406,103
Income tax expense	(17,635)	(2,754,749)	(4,121,338)	(2,857,907)	(2,092,776)
Net (Loss) Income	(94,126,307)	(54,783,273)	17,278,404	14,119,814	11,313,327

Dividend –Class A preferred stock	(686,400)	(686,400)	(333,327)	-	-
Net income attributable to noncontrolling interests	(76)	-	-	-	-
Net (loss) income attributable to ordinary shareholders	(94,812,783)	(55,469,673)	16,945,077	14,119,814	11,313,327

Net (Loss) Income	(94,126,307)	(54,783,273)	17,278,404	14,119,814	11,313,327

Other comprehensive (loss) income
Foreign currency translation adjustments	(29,318)	5,608,353	(7,530,549)	(5,714,112)	(172,627)
Comprehensive (Loss) Income	$(94,155,625)	$(49,174,920)	$9,747,855	$8,405,702	$11,140,700
Less: Comprehensive income attributable to noncontrolling interests	(76)	-	-	-	-
Comprehensive (loss) income attributable to ordinary shareholders	$(94,155,701)	$(49,174,920)	$9,747,855	$8,405,702	$11,140,700

Weighted-average common shares outstanding – basic	24,380,051	17,343,763	18,353,249	20,859,953	20,859,953
Weighted-average common shares outstanding – diluted	24,380,051	17,343,763	21,871,632	20,859,953	20,859,953
(Loss) Earnings per share to ordinary shareholder – Basic	$(3.89)	$(3.20)	$0.92	$0.68	$0.54
(Loss) Earnings per share to ordinary shareholder – Diluted	$(3.89)	$(3.20)	$0.77	$0.68	$0.54

Balance Sheet

	As of December 31,
	2018	2017	2016	2015	2014

Cash and cash equivalents	$1,311,749	$1,220,380	$4,496,588	$6,732,601	$116,132
Total assets	$95,668,530	$119,620,269	$158,956,571	$152,350,336	$132,837,173
Total liabilities	$122,016,184	$52,870,922	$45,787,424	$48,980,482	$31,504,701
Total shareholders’ (deficit) equity	$(36,000,257)	$57,783,220	$104,255,820	$103,369,854	$101,332,472

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk factors

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

Feng Hui commenced operations in June 2009 and has a limited operating history. The Company has built a portfolio of an aggregate of approximately $1,404 million of direct loans to 2,249 borrowers from inception until December 31, 2018. For the years ended December 31, 2018, 2017 and 2016, the Company generated approximately $0.3 million, $16.5 million and $35.5 million of revenue with $94.1 million of net loss, $54.8 million of net loss and $17.3 million of net income. However the Company’s growth rate since 2009 may not be indicative of future performance. Jing Kai and Ding Xin were formed in the second quarter of 2015. Ding Tai was formed in the December of 2016. Xin Quan was formed in January 2017. Jing Kai, Ding Tai and Xin Quan have not commenced operations. Ding Xin commenced operations in August 2015.

For the fiscal years ended December 31, 2018 and 2017, the Company was unable to achieve similar results and grow at the same rate as the Company has in the past. It is also difficult to evaluate our prospects, as the Company may not have sufficient experience in addressing the risks to which companies operating in new and rapidly evolving markets such as the direct lending industry may be exposed. The Company will continue to encounter risks and difficulties that companies at a similar stage of development frequently experience, including the potential failure to:

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

In accordance with the PRC state and provincial laws and regulations with regard to direct lending companies, the Company is not allowed to make loans to businesses and individuals located outside of Xinjiang Province. The Company’s future growth opportunities will depend on the growth and stability of the economy in Xinjiang Province. A downturn in the economy of Xinjiang Province or the city of Urumqi or the implementation of provincial or local policies unfavorable to middle-sized and micro enterprises (“MSMEs”) may cause a decrease in the demand for the Company’s loans and may negatively affect borrowers’ ability to repay their loans on a timely basis, both of which could have a negative impact on the Company’s profitability and business. Although Zhiyuan and Zeshi conducted the business in the city of Guangzhou and the Zhejiang province in the fourth quarter of 2018, the Company still needs more time to expand its business geographically.

Fears of terrorist and ethnic extremists attacks in Xinjiang Province could have a negative impact on the Company’s operations.

The Xinjiang Uyghur Autonomous Region is the largest administrative division in China by land area, although it ranks 25th by population. Its ethnic composition is diverse consisting of Uyghurs, Hans, Kazakhs and others. This has given rise to ethnic and other tensions both in Urumqi, the Capital City, and elsewhere in Xinjiang Province. Events such as terrorist and ethnic extremist attacks as well as riots and the resulting political instability, economy suspension and concerns over safety and security aspects of investment in Xinjiang Province or the fear of any of the foregoing have had, and could have in the future, a significant adverse impact on demand and pricing of the Company’s operations.

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

The Company’s risk management procedures use historical information to estimate any potential losses based on the experience, judgment, and expectations regarding borrowers and the economic environment in which the Company and its borrowers operate. The provision for loan losses as of December 31, 2018 was established at a level believed to be reasonable by management to absorb probable losses inherent in the portfolio as of each balance sheet date in accordance with US GAAP. As of December 31, 2018, not only a general provision, but also specific provisions, were reflected in the provision. However, our loan loss reserves may not be sufficient to absorb future loan losses or prevent a material adverse effect on the Company’s business, financial condition, or results of operations.

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

In addition, in referencing to The Guidance on Provisioning for Loan Losses issued by the PBOC: banks and financial enterprises shall set aside the general reserves on quarterly basis, and the general reserves outstanding as of the end of year may not be less than 1% of the loans outstanding. Bank and financial enterprises may set aside special reserves on quarterly basis by consulting and following the following percentages: the provision is set aside for loans to be watched by 1%, that for substandard loans by 50%, that for doubtful loans by 62.5%, and that for loss loans by 100%.   Specific reserves may be set aside by banks and financial enterprises in their discretion on quarterly basis by a percentage determined according to the specific risk scenario of loans of various types, probability of losses and historical experience.

As of December 31, 2018, the Company provided general reserve and special reserve of $0.02 million and $128.90 million, respectively.

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

We believe that the direct lending industry is an emerging market in China. We may face growing competition in the direct lending industry, and the Company believes that the direct lending industry is becoming more competitive as this industry matures and begins to consolidate. Feng Hui currently competes, and the Company will compete, with traditional financial institutions, other direct lending companies, other microfinance companies, and some cash-rich state-owned companies or individuals that lend to MSMEs. Some of these competitors have larger and more established borrower bases and substantially greater financial, marketing and other resources than we have. In addition, peer-to-peer lending platforms are rapidly growing in China and may provide highly competitive interest rates to customers due to lower overhead, and in some cases, lower required returns by the lenders. For example, large internet companies such as Tencent Holdings Ltd. and Alibaba Holding Ltd. have formed financial services affiliates such as online-only banks and P2P lending services which have been heavily capitalized and rapidly developed. As a result, the Company could lose market share and its revenues could decline, thereby adversely affecting our earnings and potential for growth.

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

Feng Hui’s shareholders have actively supported Feng Hui’s business by referring their commercial and other contacts to be Feng Hui customers, including that for most of such referrals the shareholder will personally guarantee the borrowings of the customer he or she has referred to Feng Hui. As of December 31, 2018 and 2017, 29.5 % and 63.8%, respectively, of Feng Hui’s loans were guaranteed by related parties. The percentage of the Company’s loans that are so guaranteed has declined in recent years and the Company expects that percentage to decline in the future as we expand our business using other marketing and loan origination strategies. However, if these Feng Hui shareholders reduce their referrals or guarantees in the future at the shareholders’ discretion, then the Company’s results of operations could be materially adversely affected. In addition, as the Company migrates away from Feng Hui’s shareholder referral marketing and loan origination approach to approaches in which there is not a pre-existing, separate business relationship between a shareholder and the customer and the special knowledge of the customer’s business and financial condition that often comes with such a relationship, we may experience a higher loss experience than Feng Hui has experienced historically.

Discontinuation of preferential tax treatment Feng Hui currently enjoys may result in additional compliance obligations and costs so as to materially and adversely impact the Company’s net income.

Pursuant to Supplementary Rules on Accelerating Economy Development and Implementing Supportive Policy issued by the local government, Feng Hui was rewarded with certain tax refunds for years 2009 and 2010. Further, from year 2011 through 2018, local tax authorities granted Feng Hui the preferential income tax rate of 15% because Feng Hui was entitled to the preferential rate as a qualified enterprise engaged in industry under the Western Development Strategy.

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

In addition to the warrants issued before January 1, 2018, at an exercise price of $6.00 per one-half of one share ($12.00 per whole share),  the Company issued in July 2018 Series A Warrants at an exercise price of $2.6 per one share. All warrants are subject to adjustments. Warrants may be exercised only for a whole number of the Company’s ordinary shares. No fractional shares will be issued upon exercise of the warrants. There is no guarantee that the warrants will ever be in the money prior to their expiration, and they may expire worthless.

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

If Business Combination’s benefits do not meet the expectations of investors, shareholders or financial analysts, the market price of the Company’s securities may decline.

If benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of the Company’s securities may decline. In addition, following the Business Combination, fluctuations in the price of the Company’s securities could contribute to the loss of all or part of your investment. Prior to the Business Combination, there has not been a public market for Adrie’s stock and trading in the DT Asia ordinary shares has not been active. Accordingly, the valuation ascribed to the Company’s ordinary shares in the Business Combination may not be indicative of the price that will prevail in the trading market. If an active market for the Company’s securities develops and continues, the trading price of our securities could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on your investment in the Company’s securities and our securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of our securities may not recover and may experience a further decline.

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

Prior to the completion of a Business Combination, the Company had been a privately-held company. The Company’s lack of public company operating experience may make it difficult to forecast and evaluate its future prospects. If the Company is unable to execute its business strategy, either as a result of its inability to manage effectively its business in a public company environment or for any other reason, the Company’s business, prospects, financial condition and operating results may be harmed.

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

The Company has only registered a small number of our ordinary shares issuable upon exercise of our warrants, and has not registered any of our ordinary shares underlying the preferred shares under the Securities Act of 1933, as amended (the “Securities Act”) or state securities laws at this time, and such registration may not be in place when an investor desires to exercise such warrants.

The Company has only registered a small number of the ordinary shares issuable upon exercise of our warrants, and has not registered any of our ordinary shares underlying the preferred shares under the Securities Act or any state securities laws at this time. We have agreed to use our best efforts to file with the SEC a registration statement for the registration, under the Securities Act, covering these securities as soon as practicable after the closing of the Business Combination and cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto.

Warrants and the purchase option sold to EarlyBird will become exercisable for the Company’s ordinary shares, which would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

In addition to the warrants issued before January 1, 2018, at an exercise price of $6.00 per one-half of one share ($12.00 per whole share), the Company issued in July 2018 Series A Warrants at an exercise price of $2.6 per one share. All warrants are subject to adjustments. Warrants may be exercised only for a whole number of the Company’s ordinary shares. No fractional shares will be issued upon exercise of warrants. To the extent such warrants are exercised, additional ordinary shares will be issued, which will result in dilution to the then existing holders of ordinary shares of the Company and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of our ordinary shares.

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

All of the Company’s operations will be entirely conducted in the PRC. Although the PRC economy has grown in recent years, the pace of growth has slowed, and even that rate of growth may not continue. The annual rate of growth in the PRC declined from 7.3% in 2014 to 6.9% in 2015 to 6.7% in 2016, to 6.9% in 2017, and 6.6% in 2018, and the annual rate of growth in Xinjiang Province has declined from 10.0% in 2014 to 8.8% in 2015, to 7.6% in 2016 and 2017, to 6% in 2018. According to a recent State Information of China forecast, China’s economic growth rate in 2019 will slow to 6.4%, its lowest since 1990. A slowdown in overall economic growth, an economic downturn or recession or other adverse economic developments in the PRC may materially reduce the demand for the Company’s direct lending service and may have a materially adverse effect on its business.

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

ITEM 4. INFORMATION ON THE COMPANY

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

On November 19, 2018, Ding Xin and a third party company established Zhiyuan Factoring (Guangzhou) Co., Ltd. (“Zhiyuan”), with registered capital of RMB 30 million, Zhiyuan is 99% owned by Ding Xin and the remaining 1% is owned by the third party company. On November 29, 2018, Ding Tai and Ding Xin acquired 98.04% and 1.96% equity interest in Hangzhou Zeshi Investment Partners (“Zeshi”), a limited partnership with registered capital of RMB 51 million. Through Zhiyuan and Zeshi, the Company plans to launch new supply chain financing services in the near future, including a business factoring program, financing products design, related corporate financing solutions, and investments and asset management, as part of its restructuring plan.

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

On January 24, 2017, Feng Hui Holding established Xin Quan with registered capital of US$30,000,000. During the year ended December 31, 2018, Feng Hui Holding increased its registered capital to US$50,000,000 and was paid by Xinjiang Heli Kaiyuan Construction Co., Ltd. Xin Quan is engaged in the business of financial leasing service.

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

Zhiyuan is a limited liability company acquired in 2018 under the laws of the PRC with the approval of Financial Office of Guangdong Province Government and is engaged in factoring services. Zhiyuan is 99% owned by Ding Xin and the remaining 1% owned by the third party company.

Zeshi is a limited liability partnership organized in 2018 under the laws of the PRC with the approval of Financial Office of Zehjiang Province Government and is engaged in factoring advisory services. Zeshi is 100% owned by Dingxin and Dingtai.

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

Feng Hui currently engages in both the traditional direct lending business and financial innovation, such as supply chain finance in which Feng Hui provides financing for suppliers purchasing inventory from distributors. As of December 31, 2018, the loans which were disbursed to supply chain finance accounts constituted 35.9% of total loans originated. However, Feng Hui’s practice of supply chain finance has been limited to certain industries, primarily the tire industry, and has not expanded into other vertical industrial networks due to maximum leverage constraints. Feng Hui is a PRC domestic company whose lending capacity is constrained by the regulatory leverage ceiling of 1.5 times; therefore its current business has already saturated its lending capacity. During 2018, 2017 and 2016, the monthly average fund utilization (1-cash or cash equivalent/loan receivables) of Feng Hui reached 99%, 99% and 98.5% respectively.

During the year ended December 31, 2018, Zhiyuan engaged in disbursement of loans aggregating US$64.7 million to four customers.

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

Ding Xin

As noted above, Adrie’s wholly-owned subsidiary, Ding Xin, is licensed to provide financial services such as loan origination criteria, risk assessment and loan monitoring in several major metropolitan areas in China. Ding Xin was organized in Beijing having a branch company in Urumqi, Xiangjiang in the second quarter of 2015 and started operations as of August 1, 2015. Since its inception through December 31, 2018, Ding Xin has provided services to 406 clients.

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

Our Business

Immediately following the consummation of the Business Combination, the business of China Lending Group became our business. With Adrie formed as a non-operational holding company, the China Lending Group is a PRC-based group of companies specializing in providing loan facilities to MSMEs and sole proprietors in Xinjiang Province. In 2018, with our establishment of Zhiyuan and Zeshi, we have provided loans of $64.7 million to four customers located in Zhejiang Province.

Most of our customers are MSMEs and individual proprietors located in Urumqi, Xinjiang Province and Hangzhou, Zhejiang Province. Our customers are involved in the commerce and service, energy and mining, real estate, agriculture and husbandry, supply chain financing, construction and decoration, manufacturing, consumer credit and other industries. In particular, during the years ended December 31, 2018 and 2017, loans to the tire supply chain financing industry accounts for 35.9% and 46.3% of total amounts of loans originated by the Company, loans to commerce and service industry accounts for 24.9% and 31.9% of total amount of loans, and loans to construction and decoration industry accounts for 23.0% and nil of total amount of loans.

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

Although the Company believes that it can realize its current assets, the Company’s ability to repay its current obligations will depend on the future realization of its current assets. Management had considered the historical experience, the economy, trends in the supply chain industry, the expected collectability of the loans receivables, and provided for an allowance for doubtful accounts as of December 31, 2018. The Company expects to realize the balances net of the allowance within the normal operating cycle of twelve months period. If the Company is unable to realize its current assets within the normal operating cycle of twelve months period, the Company may have to consider its available source of funds through the financing from the PRC banks, third parties and other financial institutions given the Company’s credit history, enhance the collection on the overdue loans from customers, repayments of loans with collateral in the form of rights to cash, securities or property and equipment, as well as look for strategic investors to restructure and optimize our assets.

Based on the above considerations, the Company’s management is of the opinion that it has sufficient funds to meet the Company’s working capital requirements and debt obligations. However, there is no assurance that management will be successful in their plan. There are a number of factors that could potentially arise that could result in shortfalls to the Company’s plan, such as the demand for the Company’s collateral, economic conditions, collections of the overdue loans receivables, the Company’s operating results not continuing to deteriorate and the Company’s banks, third parties and shareholders being able to provide continued financings. If management is unable to execute this plan, there would likely be a material adverse effect on the Company’s business. All of these factors raise substantial doubt about the ability of the Company to continue as a going concern. The consolidated financial statements for the year ended December 31, 2018 have been prepared on a going concern basis and do not include any adjustments to reflect the possible future effects on the recoverability and classifications of assets or the amounts and classifications of liabilities that may result from the inability of the Company to continue as a going concern.

The loan origination distribution of customers during the year ended December 31, 2018 is summarized below:

	Number of loans	Percentage	Loan Amount (in ’000)	Percentage
Supply Chain Finance	92	39.8%	$79,604	35.94%
Commerce & Service	114	49.4%	55,091	24.87%
Construction & Decoration	1	0.4%	50,890	22.97%
Manufacturing	7	3.0%	5,597	2.53%
Real Estate	2	0.9%	4,318	1.95%
Agriculture	7	3.0%	8,573	3.87%
Energy and Mining	3	1.3%	2,813	1.27%
Communication	2	0.9%	5,089	2.30%
Consumer Credit	1	0.4%	9	0.00%
Others	2	0.9%	9,524	4.30%
	231	100.00%	$221,508	100.00%

The loan origination distribution of customers during the year ended December 31, 2017 is summarized below:

	Number of loans	Percentage	Loan Amount (in ’000)	Percentage
Supply Chain Finance	103	33.3%	$89,658	46.54%
Commerce & Service	175	56.7%	76,630	39.78%
Manufacturing	6	1.9%	2,736	1.42%
Real Estate	8	2.6%	11,916	6.18%
Agriculture	5	1.6%	4,919	2.55%
Energy and Mining	6	1.9%	3,551	1.84%
Consumer Credit	2	0.7%	50	0.03%
Others	4	1.3%	3,170	1.66%
	309	100.00%	$192,630	100.00%

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

●  Whether borrowers’ merchandise is salable and easy to sell will impact borrowers’ cash flows and repayment abilities.

Service	Information technology/science and technology services; property realtors; bidding services; media; hospitality and restaurants; transportation, and leasing service; etc.	● Borrower market share within its own industry directly determines its competitiveness, and as a result, its cash flows and the ability to pay interests and principal. Feng Hui is more willing to make loans to those borrowers covering a large market share within their own industries. Therefore, it relies on Feng Hui’s ability to obtain true and accurate information about each borrower’s market share.

Industry	Type of Enterprises	Particular Risks Associated with Industry

Construction and Decoration	Provision of structural works and fitting-out works services with property developers	● The revenues is derived from contracts awarded through competitive tendering and non-recurring. The borrowers are required to provide the performance bonds under the construction contracts and to pay certain expenses at the initial stage of the projects, and therefore the cash flow of borrowers may fluctuate from time to time

Manufacturing	Vehicle manufacturing; asphalt production; glass manufacturing, agricultural equipment manufacturing; alcohol processing; construction; ceramics processing; tungsten production; new material production; textile; etc.	● The gross profit margin of manufacturing industries is low, so it is important to clearly establish the approved use of loan proceeds. If the loan is used for long-term production or investments, then the borrowing cost is too high for a borrower to sustain operations in the long run. We only make loans for short-term working capital operation purposes.

Real Estate	Property developers

●  Risks associated with identifying and controlling the ratio between the borrower’s own funds and borrowed funds (their leverage ratio).

●  Whether the borrower’s inventory of real estates are salable and easy to sell.

●  It requires Feng Hui to closely watch the borrower’s sales situation and cash flows.

Agricultural	Cotton processing & sales; agricultural food processing industry; dairy products; fruit processing; agricultural science and technology; tomato sales; etc.

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

Communication	Development of network technology	● The borrowers may heavily invest in technology and research and development before the sales can be realized.

Others	Transportation; education; fashion; environmental protection; etc.	● Feng Hui has to identify and control specific risks associated with lending within different industries.

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

The following is an organizational chart setting forth our corporate structure:

China Lending Corporation
(NASDAQ: CLDC)
Adrie Global Holdings Limited
China Feng Hui Industrial-Financial Holding Group Co.,Limited
Offshore Companies
Onshore Companies
100%
XinJiang Feng Hui Jing Kai Direct Lending Limited (WOFE)
100%
Feng Hui Ding Xin (Beijing) Financial Consulting Co.,Limited (WOFE)
100%
Ningbo Ding Tai Financial Leasing Co.,Limited (WOFE)
60%
Xinjiang Xin Quan Financial Leasing Co.,Limited
99 %
1.96 %
98.04 %
Zhiyuan Commercial Factoring (GuangZhou) Co., Limited
HangZhou Ze Shi Investment Partnership (Limited Partnership)
VIE
Urumqi Feng Hui Direct Lending Limited

	Record Holder	Ownership Percentage	Beneficial Owner*	Beneficial Ownership in Record Holder
1	Ruiheng Global Limited	24.7590%	Li Jingping	35.62%
2	Yangwei Global Limited	13.7746%	Li Jingping	91.74%
3	Jiyi Global Investments Limited	8.0453%	Li Jingping	75.05%
4	Zhan Zhao Limited	5.0927%
5	John Chen	-
6	Si Shen	-
7	Xu Yiguo	-
8	Li Jingping	0.4754%
9	Liu Zhigang	0%

*	Beneficial owners of 30% or more of applicable record holders, where record holder is not an individual.

D.	Property, Plants and Equipment

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

A.	Operating Results

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

On December 19, 2016, Feng Hui Holding established Ding Tai with registered capital of US$30,000,000. Ding Tai is engaged in the business of financial leasing service.

On January 24, 2017, Feng Hui Holding established Xin Quan with registered capital of US$30,000,000. During the year ended December 31, 2018, Feng Hui Holding increased its registered capital to US$50,000,000 and was paid by Xinjiang Heli Kaiyuan Construction Co., Ltd. Xin Quan is engaged in the business of financial leasing service.

As of December 31, 2018, there were 25,288,003 ordinary shares and 9,903,401 warrants outstanding.

Feng Hui is a company established under the laws of the PRC on June 12, 2009, and its investors as of December 31, 2018 consisted of eight PRC companies and seven PRC individuals. Feng Hui is a microcredit company primarily engaged in providing direct loan services to small-to-medium sized enterprises, farmers and individuals in Xinjiang Province, PRC. Until August 1, 2015, Adrie conducted its business solely through Feng Hui.

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

On November 19, 2018, Ding Xin and a third party company established Zhiyuan Factoring (Guangzhou) Co., Ltd. (“Zhiyuan”), with registered capital of RMB 30,000,000, Zhiyuan is 99% owned by Ding Xin and the remaining 1% owned by the third party company. On December 12, 2018, Ding Tai and Ding Xin acquired 98.04% and 1.96% equity interest in Hangzhou Zeshi Investment Partners (“Zeshi”), a limited partnership with registered capital of RMB 51,000,000. Through Zhiyuan and Zeshi, China Lending plans to launch new supply chain financing services in the near future, including business factoring program. financing products design, related corporate financing solutions, investments and asset management, etc. as part of its restructuring plan. As of December 31, 2018, Zhiyuan disbursed loans of aggregating US$64.7 million to four customers.

The following are some key measures of the Company’s direct lending operations:

●

During the year ended December 31, 2018, the Company’s average loan size increased by US$0.34 million, or 54.8%, from US$0.62 million to the average loan size of US$0.96 million during the year ended December 31, 2017, with individual loan size ranging between US$1,400 and US$2.62 million in Fenghui and ranging between US$2.18 million and US$50.89 million in Zhiyuan.

Pursuant to China’s PBOC requirement on Management of Small-Amount Loan, any loan extended by a direct lender to a single client shall not exceed 5% of its net assets. The Company’s internal guidelines provide that any loan extended to a single client may not exceed 5% of Feng Hui’s paid-in capital, which results in a current maximum loan size of approximately US$3.07 million. While Zhiyuan is not restricted to the loan size as it is not a microcredit company.

●	During the year ended December 31, 2018, the Company issued 14 loans as compared to 309 loans issued during the year ended December 31, 2017.

●	Instead of issuing loan facilities of one year and longer as in banks and other financial institutions, the Company has been providing its customers with loans of one year and shorter durations. The average term of loans issued during the year ended December 31, 2018 was 3.6 months, a decrease of 5.6 month as compared to the average term of 9.2 months during the year ended December 31, 2017.

Credit risks, including customer defaults from the direct lending business is inherent in the Company’s principal business. The Company’s credit evaluation and risk management system was developed based upon its extensive experience in serving MSMEs and prevent its direct lending business from customers with a high default rate.

Private placements with two investors

On July 6, 2018, the Company and certain institutional investors entered into a securities purchase agreement (“private placement”), pursuant to which the Company agreed to sell to such investors an aggregate of 769,232 ordinary shares together with Series A warrants to purchase a total of 576,924 ordinary shares (the “Series A Warrants”), for gross proceeds of US$2,000,003. Each investor will receive a Series A Warrant to purchase a number of shares equal to 75% of the number of ordinary shares the investor purchases in the offering with a warrant term of four (4) years. The purchase price for each ordinary share and the related Series A Warrants is US$2.60. The Series A Warrants have an exercise price of US$2.60. In connection with the offering, the investors also received Series B warrants with an initial face amount of 200,000 ordinary shares, which are subject to adjustment not in excess of an aggregate of 462,843 ordinary shares (the “Series B Warrants”) for nominal consideration. If on the 30th day after the closing date of the transaction (the “Adjustment Date”), the closing bid price of the Company’s ordinary shares is less than US$2.60, the investors shall have the right to exercise the Series B Warrants and the number of ordinary shares to be issued to the investors upon exercise of the Series B Warrants shall be adjusted (upward or downward, as necessary) based on the closing bid price of the Company’s ordinary shares on such date. The closing of the offering took place on July 10, 2018. On August 9, 2018, the closing bid price of the Company’s ordinary shares was US$1.29, and thus the Series B Warrant was exercised for 390,579 ordinary shares.

Key Factors that Affect Operating Results

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

Results of Operations

For the Year Ended December 31, 2018 and 2017:

	For the Year Ended December 31,		Changes
	2018	2017	$	%
Interest income
Interest and fees on loans	$263,659	$16,231,844	$(15,968,185)	(98)%
Interest and fees on loans-related parties	-	293,395	(293,395)	(100)%
Interest on deposits with banks	512	1,076	(564)	(52)%
Total interest income	264,171	16,526,315	(16,262,144)	(98)%

Interest expense
Interest expense on short-term bank loans	(1,241,463)	(1,583,491)	342,028	(22)%
Interest expense and fees on secured loan	(2,651,273)	(3,253,472)	602,199	(19)%
Interest expense and loans from third parties	(362,845)	-	(362,845)	>100%
Interest expense on loans from a cost investment investee	(2,639,945)	(2,530,586)	(109,359)	4%
Total interest expense	(6,895,526)	(7,367,549)	472,023	(6)%

Provisions for loan losses	(85,001,603)	(52,976,851)	(32,024,752)	60%
Provisions for loan losses – related parties	(714,145)	(2,322,898)	1,608,753	(69)%

Provisions for loan losses	(85,715,748)	(55,299,749)	(30,415,999)	55%
Net Interest Loss	(92,347,103)	(46,140,983)	(46,206,120)	100%

Non-interest income	-	814,669	(814,669)	(100)%

Non-interest (expenses) income
Salaries and employee surcharge	(830,553)	(808,657)	(21,896)	3%
Business taxes and surcharge	195	(141,284)	141,479	(100)%
Other operating expenses	(1,679,557)	(2,053,401)	373,844	(18)%
Investment impairment	-	(3,698,868)	3,698,868	(100)%
Changes in fair value of warrant liabilities	748,346	-	748,346	>100%
Total non-interest expense	(1,761,569)	(6,702,210)	4,940,641	(74)%

Loss before tax	(94,108,672)	(52,028,524)	(42,080,148)	81%
Income tax expense	(17,635)	(2,754,749)	2,737,114	(99)%
Net loss	$(94,126,307)	$(54,783,273)	$(39,343,034)	72%

Interest Income

The Company’s interest income consists of interest and fees on its direct lending loans, management and assessment service fees and interest on deposits with banks. Total interest income decreased by US$16.3 million, or 98% from US$16.5 million for the year ended December 31, 2017 to US$0.3 million for the year ended December 31, 2018. The sharp decrease was caused by a combined effect of business slow-down of the direct lending loans in Xinjiang area as a result of management assessment of the economic environment in supply chain financing in Urumqi, and increasing past due loan receivable and interest receivable which resulted in reversal of interest income.

In November and December 2018, the Company established Zhiyuan Factoring (Guangzhou) Co., Ltd. (“Zhiyuan”) and Hangzhou Zeshi Investment Partners (“Zeshi”), through which the Company plans to launch new supply chain financing services in the near future, including business factoring program. financing products design, related corporate financing solutions, investments and asset management, etc. as part of its restructuring plan. As of December 31, 2018, Zhiyuan disbursed loans of aggregating US$64.7 million to four customers and generated interest and fees on the loans of US$35,229. The Company expected to generate increasing interest and fee income and other streams of income from new supply chain financing services in the years ahead.

Interest Expense

The Company borrowed loans from financial institutions and third parties. The interest rates per annum on borrowings ranged between 1.29% and 12% for the years ended December 31, 2018 and 2017.

Interest expense decreased by US$0.5 million, or 6% from US$7.4 million for the year ended December 31, 2017 to US$6.9 million for the year ended December 31, 2018. The decrease was mainly caused by a net effect of : Most of the loans have been overdue, overdue interest penalty have been included in according to the loan contract.

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

Provision for loan losses increased by US$30.4 million, or 55% from US$55.3 million for the year ended December 31, 2017 to US$85.7 million for the year ended December 31, 2018. Based on the management assessment over each individual loan in terms of the customers’ payment ability and payment intention, more loans were past due over 180 days for the year ended December 31, 2018 as compared to that during the year ended December 31, 2017. The fact led to increased specific reserve rate charged to provision for loan losses for the year ended December 31, 2018 as compared to the same period ended December 31, 2017.

During the year ended December 31, 2018, management continued to assess the adequacy of the allowances in a cautious manner. Management assessed the collectability of loan receivable balances on an individual basis and concluded the collection from certain borrowers is remote. Therefore, management determined to charge off loan balances against allowances, in the amount of US$14.4 million, as these loans are deemed as uncollectible. Management concluded that these borrowers had neither ability nor intention to make repayment as (1) these charged off loans are guarantee backed loans which are subordinated to asset backed loans these borrowers obtained from the banks, (2) most of our borrowers or their guarantors are in the tire supply chain financing and the majority of the tire supply chain financing businesses are struggling due to the continued and worsened downturn trend in China’s macro-economic environment during the year ended December 31, 2018 and quite a number of supply chain financing businesses went bankrupt and (3) management was advised by local counsels representing the Company in the collection lawsuits that the chances of collection is quite remote given the large scale defaults in both large and small businesses in Xinjiang region.

Non-Interest Expense, net

Non-interest expense mainly consisted of salary and benefits for employees, business tax and surcharges, office expenses, travel costs, entertainment expenses, depreciation of equipment, investment impairment, professional fees and office supplies. Non-interest expenses decreased by US$4.94 million, or 74% from US$6.70 million for the year ended December 31, 2017 to US$1.76 million for the year ended December 31, 2018.  The decrease was primarily attributable a decrease of US$3.70 million in investment impairment, as a result of a full allowance on the cost method investment for the year ended December 31, 2017, netting off against a gain of US$0.75 million from changes in fair value of warrant liabilities.

Income Taxes

Urumqi Feng Hui Direct Lending Limited (“Feng Hui”) is a qualified enterprise engaged in industry list of Western Development Strategy and is therefore entitled to preferential tax rate of 15% till December 31, 2020. The Company’s other subsidiaries located in Mainland China are subject to an Enterprise Income Tax (“EIT”) rate of 25% on the taxable income in accordance with the relevant PRC income tax laws.

Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. As part of the process of preparing financial statements, the Company is required to estimate its income taxes in each of the jurisdictions in which it operates. The Company accounts for income taxes using the liability method. Under this method, deferred income taxes are primarily recognized for provision for loan losses. The Company reviews deferred tax assets for a valuation allowance based upon whether it is more likely than not that the deferred tax asset will be fully realized. At December 31, 2018 and 2017, full valuation allowance is provided against the deferred tax assets based upon management’s assessment as to their realization.

The Company adopts a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation process, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. As of December 31, 2018 and 2017, the Company did not have any uncertain tax position.

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

For the year ended December 31, 2018, income taxes expense was US$17,635, compared to income tax expenses of US$2.75 million for the year ended December 31, 2017. The decrease in income tax expenses in line with the decrease in total interest income and thus a change from net operating income for the year ended December 31, 2017 to a net operating loss for the year ended December 31, 2018.

Net Income

As a result of the above, net loss was US$94.1 million for the year ended December 31, 2018, compared to net income of US$54.8 million for the year ended December 31, 2017.

For the Year Ended December 31, 2017 and 2016:

	For the Year Ended December 31,		Changes
	2017	2016	$	%
Interest income
Interest and fees on loans	$16,231,844	$35,048,167	$(18,816,323)	(54)%
Interest and fees on loans-related parties	293,395	491,080	(197,685)	(40)%
Interest on deposits with banks	1,076	4,652	(3,576)	(77)%
Total interest income	16,526,315	35,543,899	(19,017,584)	(54)%

Interest expense
Interest expense on short-term bank loans	(1,583,491)	(715,535)	(867,956)	121%
Interest expense and fees on secured loan	(3,253,472)	(2,442,527)	(810,945)	33%
Interest expense on loans from a cost investment investee	(2,530,586)	(1,818,656)	(711,930)	39%
Total interest expense	(7,367,549)	(4,976,718)	(2,390,831)	48%

Provisions for loan losses	(52,976,851)	(4,650,887)	(48,325,964)	1039%
Provisions for loan losses – related parties	(2,322,898)	-	(2,322,898)	100%
Provisions for loan losses	(55,299,749)	(4,650,887)	(50,648,862)	1,089%

Net Interest (Loss) Income	(46,140,983)	25,916,294	(72,057,277)	(278)%

Non-interest income	814,669	107,512	707,157	658%

Non-interest expenses
Salaries and employee surcharge	(808,657)	(1,271,650)	462,993	(36)%
Business taxes and surcharge	(141,284)	(686,266)	544,982	(79)%
Other operating expenses	(2,053,401)	(2,666,148)	612,747	(23)%
Investment impairment	(3,698,868)	-	(3,698,868)	100%
Total non-interest expense	(6,702,210)	(4,624,064)	(2,078,146)	(45)%

Loss before tax	(52,028,524)	21,399,742	(73,428,266)	(343)%
Income tax expense	(2,754,749)	(4,121,338)	1,366,589	(33)%
Net (loss) income	$(54,783,273)	$17,278,404	$(72,061,677)	(417)%

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

Interest Expense

The interest rates per annum on loans received ranged between 7% and 12% for the years ended December 31, 2017 and 2016.

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

Because one of the major performance evaluation criteria of the senior management team is based on loan losses not exceeding 1%, such performance evaluation program as stipulated by the shareholders provides a natural and interactive validation and back test process for the 1% general provision for loan loss estimate against actual loan losses. Since inception in 2009, the Company’s actual loan losses were being scrutinized and back tested by the board of directors shortly after the end of each year specifically focusing on whether the actual loan loss exceeds 1% of the loans receivable balance for each respective year for performance evaluation purpose. Until now, the board of directors has been satisfied with the actual results and the management has never been penalized for loan loss exceeding 1% of each of the respective year end loans receivable balance. From the back-test result, the actual loan loss for 2016 and 2017 were $91,812 and nil, representing 0.06% and 0% of the respective loans receivable. Even though the back-test results were a lot less than 1.00% in the past four years, the management believes because the company’s customers’ base is quite diversified into multiple industries, the general reserve is reasonably reflective of the incurred risk in loan losses within the region. Through the results of our validation, back test and performance evaluation processes, the management, will not only refine our current provision for loan loss methodology, but also will improve our credit rating and approval process down to geography, industry and nature of collateral.

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

Non-Interest Expense, net

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

Income Taxes

Urumqi Feng Hui Direct Lending Limited (“Feng Hui”) is a qualified enterprise engaged in industry list of Western Development Strategy and is therefore entitled to preferential tax rate of 15% till December 31, 2020. The Company’s other subsidiaries located in Mainland China are subject to an Enterprise Income Tax (“EIT”) rate of 25% on the taxable income in accordance with the relevant PRC income tax laws.

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

Net (Loss) Income

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

In June 2016, the FASB issued new accounting guidance ASU 2016-13 for recognition of credit losses on financial instruments, which is effective January 1, 2020, with early adoption permitted on January 1, 2019. The guidance introduces a new credit reserving model known as the Current Expected Credit Loss (CECL) model, which is based on expected losses, and differs significantly from the incurred loss approach used today. The CECL model requires measurement of expected credit losses not only based on historical experience and current conditions, but also by including reasonable and supportable forecasts incorporating forward-looking information and will likely result in earlier recognition of credit reserves.

CECL adoption will have broad impact on the financial statements of financial services firms, which will affect key profitability and solvency measures. Some of the more notable expected changes include:

-	Higher loan loss reserve levels and related deferred tax assets. While different asset types will be impacted differently, the expectation is that reserve levels will generally increase across the board for all financial firms.

-	Increased reserve levels may lead to a reduction in capital levels.

As a result of higher reserving levels, the expectation is that CECL will reduce cyclicality in financial firms’ results, as higher reserving in “good times” will mean that less dramatic reserve increases will be loan related income (which will continue to be recognized on a periodic basis based on the effective interest method) and the related credit losses (which will be recognized up front at origination). This will make periods of loan expansion seem less profitable due to the immediate recognition of expected credit losses. Periods of stable or declining loan levels will look comparatively profitable as the income trickles in for loans, where losses had been previously recognized.

Revenue Recognition

The Company adopted ASC 606, Revenue from Contracts with Customers (“ASC 606”) on January 1, 2018, using the modified retrospective approach. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

The Company has assessed the impact of the guidance by reviewing its existing customer contracts and current accounting policies and practices to identify differences that will result from applying the new requirements, including the evaluation of its performance obligations, transaction price, customer payments, transfer of control and principal versus agent considerations. Based on the assessment, the Company concluded that there was no change to the timing and pattern of revenue recognition for its current revenue streams in scope of ASC 606 and therefore there was no material changes to the Company’s consolidated financial statements upon adoption of ASC 606. Pursuant to ASC606-10-15-2, the interest income generated by the Company are scoped out of ASC606.

Interest income on loans – Interest on loan receivables is accrued monthly in accordance with their contractual terms and recorded in accrued interest receivable. The Company does not charge prepayment penalties. Additionally, any previously accrued but uncollected interest is reversed and accrual is discontinued, when either (i) reasonable doubt exists as to the full, timely collection of interest or principal or (ii) when a loan becomes past due by more than 90 days.

Management and assessment services on loans – Service fees for management and assessment services are paid by customers for the management and assessment services provided during the loan period. The Company recognizes the revenue over the loan period using a time-based measure of progress.

Income Taxes

The Company accounts for income taxes in accordance with the U.S. GAAP for income taxes. Under the asset and liability method as required by this accounting standard, the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between the income tax basis and financial reporting basis of assets and liabilities. Provision for income taxes consists of taxes currently due plus deferred taxes.

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis. Deferred tax assets are recognized to the extent that it is probable that taxable income to be utilized with prior net operating loss carried forward. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company did not have unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of December 31, 2018 and 2017. As of December 31, 2018, income tax returns for the tax years ended December 31, 2012 through December 31, 2017 remain open for statutory examination by PRC tax authorities.

B.	Liquidity and Capital Resources

We have financed our operations primarily through shareholder contributions, cash flow from operations, borrowings from financial institutions and third parties, and public offerings of securities. As of December 31, 2018 and 2017, we had cash and cash equivalents of US$1,311,749 and US$1,220,380, respectively.

●	Going concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Company’s ability to operate profitably, to generate cash flows from operations, and to pursue financing arrangements to support its working capital requirements.

The following includes conditions give rise to substantial doubt about the Company’s ability to continue as a going concern within one year from the financial statement issuance date and management’s plans to mitigate these adverse conditions:

1)	Limited funds necessary to maintain operations

The Company had an accumulated deficit of US$136,620,068 as of December 31, 2018. In addition, the Company had a negative net asset of US$36,000,181 as of December 31, 2018. As of December 31, 2018, the Company had cash of US$1,311,749 and total liabilities of US$122,016,184. Caused by the limited funds, the management assessed that the Company was not able to keep the size of lending business within one year from the financial statement issuance date.

In November, the Company established Zhiyuan and Zeshi, through which the Company plans to launch new supply chain financing services in the near future, including business factoring program. financing products design, related corporate financing solutions, investments and asset management, etc. as part of its restructuring plan. As of December 31, 2018, Zhiyuan disbursed loans of aggregating US$64.7 million to four customers.

2)	Recurring operating loss

During the year ended December 31, 2018, the Company incurred operating loss of US$94,126,307. Affected by the reduction of lending business and increased loans losses, the management was in the opinion that recurring operating losses would be made continue within one year from the financial statement issuance date. The Company continues to use its best effort to improve collection of loan receivable and interest receivable, which would result in reversal of provision for loan losses and recognition of interest income which was past due over 90 days and thus an increase in net profit.

3)	Negative operating cash flow

During the year ended December 31, 2018, the Company incurred negative operating cash flow of US$2,199,042. However with the establishment of Zhiyuan and Zeshi, through which the Company plans to launch new supply chain financing services in the near future, including business factoring program. financing products design, related corporate financing solutions, investments and asset management, etc. as part of its restructuring plan, the management assessed the Company would have a positive operating cash flow within one year from the financial statement issuance date.

Financial Support

The Company has been actively seeking strategic investors with experience in lending business as well as financial investors.

On July 10, 2018, the Company closed a registered direct offering pursuant to a previously announced securities purchase agreement with certain institutional investors, raising approximately US$1,690,000, net of issuance costs, from selling its ordinary shares at a price of US$2.60 per share. The Company plans to continue to seek financial as well as strategic investors for additional financing.

Though management had plans to mitigate the conditions or events that raise substantial doubt, there is substantial doubt about the Company’s ability to continue as a going concern within one year from the financial statements issuance date, as there is no assurance that the liquidity plan will be successfully implemented. Failure to successfully implement the plan will have a material adverse effect on the Company’s business, results of operations and financial position, and will materially adversely affect its ability to continue as a going concern.

●	Statement of Cash Flows

The following table summarizes the key components of the Company’s cash flows for the years ended December 31, 2018, 2017 and 2016:

	For the Year Ended December 31,
	2018	2017	2016
Net cash (used in) provided by operating activities	$(2,199,042)	$9,897,820	$23,428,675
Net cash used in investing activities	(66,620,894)	(15,855,097)	(24,209,963)
Net cash provided by/(used in) financing activities	68,917,541	2,544,458	(1,270,243)
Effect of exchange rate change on cash and cash equivalents	(6,236)	136,611	(184,482)
Net increase (decrease) in cash and cash equivalents	$91,369	$(3,376,208)	$(2,236,013)

Net cash (used in) provided by operating activities

Net cash used in operating activities was approximately US$2.2 million for the year ended December 31, 2018, a change of US$12.1 million from net cash provided by operating activities of US$9.9 million for the year ended December 31, 2017. We generated a net loss for the year ended December 31, 2018 of US$94.1 million, an increase of US$39.3 million from the year ended December 31, 2017, during which we incurred a net loss of US$54.8 million. In addition to the change in profitability, the change in the net cash used in operating activities was the results of the following factors, including:

●	A decrease of US$3.7 million in investment impairment, resulting from a full allowance on investment in a cost method investee during the year ended December 31, 2017.

●	An increase in provision for loan losses of US$30.4 million, as more non-performing loans for the year ended December 31, 2018.

Net cash provided by operating activities decreased by $13.5 million from the $23.4 million in 2016 was mainly a result of a increase of $72.1 million in net loss, an increase of $50.6 million in provision for loan losses and an increase of $1.5 million in deferred tax benefits, respectively.

Net cash used in investing activities

The cash used in investing activities for the year ended December 31, 2018 was the net effects of disbursement of loans to customers of US$69.8 million against repayment of loans from customers of US$3.2 million.

Net cash used in investing activities for the year ended December 31, 2017 was the net effects of disbursement of loans to customers of US$192.6 million against repayment of loans from customers of US$176.8 million.

Net cash used in investing activities for the year ended December 31, 2016 was mainly consisted of cash outflows of $331.7 million in originated loan repayments, cash inflows of $307.6 million in collections of loans from customers.

Net cash provided by financing activities

During the year ended December 31, 2018, the cash provided by financing activities was mainly attributable to net proceeds of US$1.2 million raised in a private placement, proceeds of US$0.5 million deposited in escrow accounts, and borrowings of US$67.3 million from a third party.

During the year ended December 31, 2017, the cash provided by financing activities was mainly the net effects of short-term bank borrowings of US$5.2 million against repayments of US$1.3 million of short-term bank borrowings, payments of dividends of US$0.9 million and repayment of convertible promissory notes of US$0.7 million.

During the year ended December 31, 2016, net cash used in financing activities was mainly consisted of cash outflows of $9.2 million in repayment of secured loan, cash outflows of $7.8 million in payments of dividends and cash outflows of $6.0 million in repayment of short-term bank borrowings, partially offset by cash inflows of $14.0 million in proceeds from short-term bank borrowings, cash inflows of $6.1 million in cash acquired from reverse merger and cash inflows of $1.6 million in proceeds from a related party, respectively.

●	Credit risk of cash and cash equivalents

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents. The maximum exposure of these assets to credit risk is their carrying amount as of the balance sheet dates. On December 31, 2018, approximately US$1,213,474 was deposited with a bank in the United States which is insured by the U.S. government up to US$250,000. On December 31, 2018 and 2017, approximately US$98,275 and US$40,502, respectively, were deposited in financial institutions located in mainland China, which were uninsured by the government authority. To limit exposure to credit risk relating to deposits, the Company primarily place cash deposits with large financial institutions in China which management believes are of high credit quality.

●	VIE risk

The Company’s operations are carried out in mainland China. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC as well as by the general state of the PRC’s economy. In addition, the Company’s business may be influenced by changes in government policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, rates and methods of taxation and other factors.

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

In accordance with PRC regulations, the subsidiaries and VIE of China Lending Group in the PRC are required to provide a statutory reserve, which is appropriated from net income as reported in the Company’s statutory accounts. The Company is required to allocate 10% of its annual after-tax profit to the statutory reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. The statutory reserves can only be used for specific purposes and are not distributable as cash dividends. As of December 31, 2018, the Company incurred net loss and did not provide statutory reserves.

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

Please refer to Note 27 of the Consolidated Financial Statements included in Form 20-F for details of commitments and contingencies

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

Industry Concentration Risk

The Company attempts to spread its industry risk and to avoid over reliance on any particular industry by diversifying its customer base into several industries. As of December 31, 2018, the Company’s business primarily consisted of industries of Tire Supply Chain, Trade and Service, Construction and Decoration, and Others. Loan receivables on Tire Supply Chain Financing, Trade and Service, and Construction and Decoration was approximately 35.9%, 24.9% and 23.0% of the total loan receivables of the Company, respectively.

C. Research and Development, Patents and Licenses, etc.

Not applicable.

D. Trend Information

Other than as disclosed elsewhere in this annual report, the Company is not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2018 that are reasonably likely to have a material effect on our total net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-balance Sheet Arrangements

As of December 31, 2018, we did not have any off-balance sheet arrangements. We do not have any long-term debt, capital lease obligations, or long-term liabilities.

F. Tabular disclosure of contractual obligations.

Not applicable.

G. Safe Harbor

See “Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

Below are the names of and certain information regarding the Company’s current executive officers and directors.

Name	Age	Position
Li Jingping	53	President, Chief Executive Officer and Chairwoman
Liu Zhigang	40	Vice President and Director
Qiu Jian	44	Chief Operating Officer
Si Shen	65	Independent Director
John Chen	46	Independent Director
Xu Yiguo	47	Independent Director

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

Mr. Liu Zhigang was appointed as a Vice President and Director of the Company on March 26, 2019. Mr. Liu has held numerous positions in sales and marketing with various companies in the PRC. Before joining the Company, he was a vice precedent (sales) of Wei Zhi Information Technology (Shanghai) Co., Ltd., a company in the computer software industry. He was responsible for the management of sales in the PRC. He was a vice president (sales) of Shanghai Ai Hui Ke Information Technology Co., Ltd., a company in the internet industry, from January 2017 to January 2018, responsible for sales strategy and management. He was a vice president (marketing) of Beijing Yuan Niao Technology Co., Ltd., a company in the internet industry, from December 2014 to January 2017. He earned his bachelor’s degree in computer science and technology from Beijing University of Technology in 1999 and his master’s degree in business management from Xiamen University in 2018.

Mr. Qiu Jian was appointed as Chief Operating Officer in the end of 2018. Mr. Qiu has more than 20 years operating experience and held numerous positions in management with various companies. Before joining the company, he was a General Manager of Zhejiang Jianyuan Assets Management Co., Ltd from January 2016 to December 2018 . From November 2015 to November 2011, he was General Manager of Hangzhou Qudou Internet Technology Co., Ltd, a company in the computer software industry. He was the Board Secretary of Guangyuan Media Holding Co.,Ltd from May 2011 to August of 2011 and supported to CEO as personal assistant as well. He was QA supervisor of Eastern Communications Co.,Ltd and Xiling Group Co., Ltd from May 2000 to May 2001 and Engineer of Xiling Group Co., Ltd from August 1996 to May 2000. He studied QA&QC in China Jiliang University.

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

Mr. Xu Yiguo is an independent director appointed on March 26, 2019, and serves as Chairman of our Compensation Committee. Mr. Xu is the Secretary General of the National Institution for Finance and Development, the Dean of the Finance Faculty of the Graduate School of Chinese Academy of Social Sciences, the Deputy Director of the Finance Policy Research Centre of the Chinese Academy of Social Sciences and the Secretary General of Beijing CBD International Finance Research Academy. He writes extensively on finance policies and conducts researches in various topics. He earned his master’s degree from the School of Finance of Renmin University of China and his PhD in finance from the Graduate School of Chinese Academy of Social Sciences.

Arrangements Concerning Election of Directors; Family Relationships

Our current board of directors consists of five directors. We are not a party to, and are not aware of, any voting agreements among our shareholders. In addition, there are no family relationships among our executive officers and directors.

B.	Compensation

The aggregate compensation paid and share-based compensation and other payments expensed by us to our directors and executive officers with respect to the year ended December 31, 2018 was $498,272.  This amount does not include business travel, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry. We do not currently have a stock option or other equity incentive plan. We may adopt one or more such programs in the future. We do not have any written agreements with any director providing for benefits upon the termination of such director’s relationship with us.

C.	Board Practices

Board of Directors

Our Board of Directors consists of five (5) members. Each director holds office for the term, if any, fixed by the resolutions of directors appointing him or her, or until his or her earlier death, resignation or removal.

Director Independence

Nasdaq listing standards require that a majority of our Board be independent as long as we are not a controlled company. Even if we elect to be a controlled company, a majority of our Board is independent. An “independent director” is defined under the Nasdaq rules generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our Board has determined that Messrs. Si Shen, John Chen and Xu Yiguo are “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

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

Audit Committee

We have established an Audit Committee of the board of directors. Messrs. John Chen, Xu Yiguo, and Si Shen currently serve as members of our Audit Committee. Mr. John Chen serves as chairman of the Audit Committee. Under the Nasdaq listing standards and applicable SEC rules, we are required to have three members of the audit committee, all of whom must be independent. Messrs. John Chen, Xu Yiguo and Si Shen are independent.

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

Compensation Committee

The members of our Compensation Committee are Messrs. John Chen, Xu Yiguo and Si Shen. Mr. Xu Yiguo serves as Chairman of the Compensation Committee. We have adopted a Compensation Committee charter, which details the principal functions of the Compensation Committee, including:

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

Our Corporate Governance and Nominating Committee consists of Messrs. John Chen, Xu Yiguo and Mr. Si Shen, with Mr. Si Shen serving as the Chairman of the Corporate Governance and Nominating Committee.

D.	Employees

As of December 31, 2018, the Company has 20 full time employees and one senior advisor. Among them, 11 employees are employed by Feng Hui, 9 employees are employed by the Ding Xin, and the senior advisor has a Ding Xin agreement with Feng Hui. Feng Hui, Ding Xin and Jing Kai have executed employment contracts with all of its employees in accordance with PRC Labor Law and Labor Contract Law. These contracts comply with PRC law. The employment contract with Feng Hui Holding complies with the laws of Hong Kong, Special Administrative Region. There are no collective bargaining contracts covering any of its employees. The Company believes its relationship with its employees is satisfactory

E.	Share Ownership

For information concerning the beneficial ownership of our ordinary shares by our executive officers and directors, see the table in Item 7A. “Major Shareholders and Related Party Transactions—Major shareholders.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table sets forth information relating to the beneficial ownership of our Ordinary Shares as of April 25, 2019, by:

●	Each of our directors and named executive officers;

●	All of our directors and executive officers as a group;

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding ordinary shares;

The number of ordinary shares beneficially owned by each entity, person, director or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any ordinary shares that the individual has the right to acquire within 60 days of April 25, 2019  through the exercise of any stock options, warrants or other rights. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.

Ordinary shares that a person has the right to acquire within 60 days of April 25, 2019 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. Unless otherwise indicated in the footnotes to the table, the information presented in this table is based on 25,287,851 outstanding ordinary shares and 5,602,465 ordinary shares underlying 10,818,787 warrants on April 25, 2019.

Name of Beneficial Owners(1)	Number of Shares	%

Ruiheng Global Limited(2)	6,261,055	24.79%
Yangwei Global Limited(3)	3,483,312	13.77%
Jiyi Global Investments Limited(4)	2,034,501	8.04%
Li Jingping(2)(3) (4) (5) (6)	7,486,705	29.61%
Zhan Zhao Limited(6)	1,287,830	5.4%
John Chen	-	*
Si Shen	-	*
Xu Yiguo	-	*
Liu Zhigang(7)	1,120,000	4.43
All directors and officers as a group (6 persons)	8,641,705	34.04%

*	Less than one percent
(1)	Unless otherwise indicated, the business address of each of the individuals is 11th Floor, Satellite Building, 473 Satellite Road, Economic Technological Development Zone, Urumqi, Xinjiang, China.
(2)	The Ordinary Shares held by Ruiheng Global Limited are beneficially owned by Ms. Li Jingping, Mr. Yang Zhisan, Ms.Qi Wen, Ms. Li Wen, Ms. Ma Qingying, Ms. Luo Guixiang, Mr. Zhou Quan, Ms. Gao Shiping, Ms. Yang Qiangwei, Ms Shen Yuan and Mr. Liu Zhigang the shareholders of Ruiheng Global Limited.
(3)	The Ordinary Shares held by Yangwei Global Limited are beneficially owned by Ms. Li Jingping, the controlling shareholder of Yangwei Global Limited. Ms. Li Jingping exercises voting and dispositive power over the Ordinary Shares held by such entity. Ms. Li Wen, Ms. Chi Yunzhu, Mr. Zhang Xintao, Ms. Shen Yuan and Mr. Liu Zhigang are the shareholders of Yangwei Global Limited.
(4)	The Ordinary Shares held by Jiyi Global Investments Limited are beneficially owned by MS. Li Jingping, the controlling shareholder of JiyiGlobal Investment Limited. Ms.Li Jingping exercises voting and dispositive power over the Ordinary Shares held by such entity. Mr. Sui Cheng, Mr. Zhang Jianfeng, Ms. Liu Yuhua, Ms. Liu Cuiping, Mr. Liu Zhigang are the shareholders of Jiyi Global Investments Limited.
(5)	Consists of 3,110,000 Ordinary Shares acquired in connection with the Business Combination held by Yangwei Global Limited which are beneficially owned by Ms. Li Jingping, the director and 91.74% owner of Yangwei Global Limited, 1,486,000 Ordinary Shares acquired in connection with the Business Combination held by Jiyi Global Investments Limited which are beneficially owned by Ms. Li Jingping, the 75.05% owner of Jiyi Global Investment Limited, 2,170,000 Ordinary Shares acquired in connection with the Business Combination held by. Ruiheng Global Limited, which are beneficially owned by Ms. Li Jingping, the 35.61% owner of Ruiheng Global Limited, 324,000 Ordinary Shares acquired in connection with the Business Combination held by Zhan Zhao Limited, which are beneficially owned by Ms. Li Jingping, the 25.85% owner of Zhan Zhao Limited, 6,000 Ordinary Shares acquired in connection with the Business Combination held by. Qixiang Global Limited, which are beneficially owned by Ms. Li Jingping, the 2.17% owner of Qixiang Global Limited. The Company issued 120,000 Ordinary Shares as compensation to Ms. Li Jingping on September 18, 2018. Also includes, 75,000 Ordinary Shares underlying 150,000 Warrants, and 195,705 Ordinary Shares issued in connection with stock dividends declared by the Company.
(6)	The Ordinary Shares held by Zhan Zhao Limited are beneficially owned by Ms. Li Jingping, Ms. Zhang Zhihong, Ms. Zhang Yuquan, Ms. Zhao Xiaolan, Ms. Chen Hong, Mr. Liu Wei, Ms. Shen Yuan and Mr. Liu Zhigagn, who are the shareholders of Zhan Zhao Limited.
(7)	Consists of 60,667 Ordinary Shares acquired in connection with the Business Combination held by Yangwei Global Limited, 345,800 Ordinary Shares acquired in connection with the Business Combination held by Jiyi Global Investments Limited, 105,000 Ordinary Shares acquired in connection with the Business Combination held by Ruiheng Global Limited, 265,533 Ordinary Shares acquired in connection with the Business Combination held by Zhan Zhao Limited, and 343,000 Ordinary Shares acquired in connection with the Business Combination held by. Zhong Yun Holdings Limited.

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

See Note 25 in Item 18 “Financial Statements” included in this Annual Report.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information.

Financial Statements

See Item 18 “Financial Statements” included in this Annual Report.

Legal Proceedings

For the year ended December 31, 2018, the Company was involved in five lawsuits with its loan customers for the aggregated claim of delinquent balances of $2.95 million, and in which the Company is a defendant. The amount which the Company is being sued for delinquent balances owned to two third parties is approximately $4.64 million (RMB 30.7 million).

In addition, during the year ended December 31, 2018, Xinjiang Superior People’s Court adjudicated that the Company shall repay the principal, interest and penalties owed to China Great Wall Assets Management Co, Ltd, aggregating US$16.4 million (RMB 112.6 million). The Company is now in the process of appeal. The company is actively negotiating with China Great Wall Assets Management Co, Ltd about the debt restructuring, but there is no agreement achieved.

The Company has accrued interest and penalty for the delinquent amount. See Item 18 “Financial Statements” Note 16, 18 and Note 25.

Dividend Policy

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

Except as disclosed elsewhere in this Annual Report, there have been no other significant changes since December 31, 2018, until the date of the filing of this Annual Report.

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

Ordinary Shares

As of December 31, 2018, there were 25,288,003 ordinary shares outstanding. Under the BVI Business Companies Act, 2004, as amended, the ordinary shares are deemed to be issued when the name of the shareholder is entered in our register of members.

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

Our Board of Directors consists of one class of directors. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors (provided, that, holders of at least 75% of the shares can remove a director with or without cause).

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

Series A Convertible Preferred Shares

Pursuant to the terms of the Share Exchange Agreement, immediately prior to the consummation of the Business Combination, the Company consummated a private placement of 715,000 shares of newly created Series A Convertible Preferred Shares. The Series A Convertible Preferred Shares were sold at a purchase price of $12.00 per share and the Series A Convertible Preferred Shares are entitled to a dividend of 8% per annum. Each Series A Convertible Preferred Shares are convertible at any time into one ordinary share at an initial conversion price of $12.00 per share, subject to adjustment; provided, however that the Series A Convertible Preferred Shares shall automatically convert at such time that the average closing price of the ordinary shares is at least $16.00. Additionally, the Series A Convertible Preferred Shares shall be redeemed at $12.00 per share, plus accrued dividends, on the fifth anniversary of the date of issuance, or earlier upon the occurrence of certain reorganization events. In the event of any liquidation, winding-up or dissolution of the Company, whether voluntary or involuntary, each holder of a Series A Convertible Preferred Shares shall be entitled to receive a liquidation preference of $12.00 per share, plus an amount equal to accumulated and unpaid dividends on such shares to (but excluding) the date fixed for liquidation, winding-up or dissolution to be paid out of the assets of the Company available for distribution to its members, after satisfaction of liabilities owed to the Company’s creditors and holders of any senior shares and before any payment or distribution is made to holders of any ordinary shares or other junior shares. The total amount raised from issuance of Series A Convertible Preferred Shares was $8,580,000 and the accrued dividends was $686,400. As of December 31, 2018, the balance of Series A Convertible Preferred Shares was $9,652,527.

Warrants

As of December 31, 2018, there are 9,903,401 warrants of the Company currently outstanding, of which 6,860,063 are designated “public warrants,” 33,134 are designated “private warrants”, 1,387,126 are designated “Sponsor warrants”, 1,000,000 warrants are transferred to employees of the Company from DeTiger, 576,924 warrant are issued to investors of private placement in July 2018 and 46,154 warrants issued to Agent of the private placement.

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

With respect to non-corporate U.S. Holders, any such dividends may be subject to U.S. federal income tax at the lower applicable regular long term capital gains tax rate (see “— Taxation on the Disposition of Ordinary Shares” below) provided that (1) our ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a PFIC, as discussed below, for either the taxable year in which such dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under published IRS authority, ordinary shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include the Nasdaq Capital Market. Although our ordinary shares are currently listed on the Nasdaq Capital Market, U.S. Holders nevertheless should consult their own tax advisors regarding the availability of the lower rate for any dividends paid in respect to our ordinary shares.

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

Based on the composition (and estimated values) of the assets and the nature of our income and that of our subsidiaries during the taxable year ended December 31, 2018, we believe that we may be treated as a PFIC for such year. However, because we have not performed a definitive analysis as to our PFIC status for such taxable year, there can be no assurance in respect to our PFIC status for such taxable year. There also can be no assurance in respect to our status as a PFIC for our current taxable year or any future taxable year.

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

See “Item 4. Information on the Company – C. Organizational Structure.”

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

Industry Concentration Risk

The Company attempts to spread its industry risk and to avoid over reliance on any particular industry by diversifying its customer base into several industries. As of December 31, 2018, the Company’s business covered more than ten industries, including Commerce and Trade, Real Estates, Energy and Mining, Agriculture, Manufacturing, Supply Chain Financing, Service and Others. Loan receivables on Tire Supply Chain Financing represented approximately 35.9% of the total loan receivables of the Company, which was mainly contributed by the seasonal factor as the tire dealers are stocking up for the winter snow tires peak season. The management expects to reduce this percentage in 2019 as loan for other industries will pick up.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a)	Disclosure controls and procedures

Material weaknesses and significant deficiencies consist of the following:

●	The Company does not have a U.S. GAAP full-time qualified accountant to oversee the recording of the daily transactions;

●	Accounting department open/close bank account with CEO’s oral approval, no written approval kept in the Company, which was not following the procedures;

●	The Company does not have formal contract approval process. The reviewer reviews the contract and provide comments if necessary through oral communication, no formal approval process documents;

●	The Company does not have appropriate policies and procedures in place to evaluate the proper accounting and disclosures for new factoring business.

(b)-(c) Management’s annual report on internal control over financial reporting and attestation report of the registered public accounting firm

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2018. In making this assessment, it used the criteria established in the updated framework in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 1992 and updated in May 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on our assessment, as of December 31, 2018, our internal control over financial reporting is ineffective.

The specific material weaknesses we identified in our internal control our set forth above in section (a) of Item 15. We are committed to taking appropriate steps for remediation, including, but not limited to, the following:

●	Recruiting qualified professionals with U.S. GAAP knowledge and experience to assist in resolving accounting issues on daily basis and to handle non-routine or complex transactions. Providing U.S. GAAP training to accounting department staff;

●	Written approval must be obtain from the CEO when the Company opens and closes bank accounts;

●	Establishing a formal and written loan approval process;

●	Reporting other material and non-routine transactions to the Board for approval;

●	Obtaining formal written collaterals valuation reports;

●	Improving communications between management and the Board;

●	Improving internal audit function, internal control policies and monitoring controls, to ensure our operating processes follow our control procedures;

●	Holding our financial manager accountable for any omissions or material misleading transactions not reported to the Board and the independent auditors;

●	Building up the accounting process of factoring business.

Management is committed to remediating the material weaknesses in a timely fashion. We have begun the process of executing remediation plans to address the material weaknesses above in internal control over financial reporting. Specifically, we established Audit Committee and Corporate Governance and Nominating Committee and Compensation Committee. We have taken and are implementing the following measures to further address the material weakness include:

(i) We plan to establish a desired level of corporate governance with regard to identifying and measuring the risk of material misstatement. We are setting up a key monitoring mechanism including independent directors and audit committee to oversee and monitor Company’s risk management, business strategies and financial reporting procedure.

(ii) We plan to appoint a suitable and qualified Chief Financial Officer before June 2019.

(iii) We plan to hire experts to further help the Company establish and maintain an effective control environment, enhance our process and internal control related to sales, account receivables and inventory and establish comprehensive accounting policies and procedures.

(iv) We will hold regular seminars, briefings and training sessions for accounting department employees with U.S. GAAP knowledge.

Our management, including our Chief Executive Officer, believes the measures described above and others that will be implemented will remediate the control deficiencies identified and will strengthen our internal control over financial reporting. Management is committed to continuous improvement of the Company’s internal control processes and will continue to diligently review our financial reporting controls and procedures.

We do not expect that our disclosure controls and procedures or our internal controls will prevent all errors and all fraud.

Attestation report of the registered public accounting firm

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to the rules of the SEC.

(d)	Change in internal control over financial reporting:

Except for the matters described above, there have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT.

Our Board of Directors has determined that Mr. John Chen, a member of our audit committee is an audit committee financial expert as defined by rules of the U.S. Securities and Exchange Commission and is an independent director under NASDAQ Listing Rules.

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

The following table represents aggregate fees billed to us for professional services rendered for the fiscal years ended December 31, 2018 and 2017 by Friedman:

	2018	2017
Audit Fees(1)	$165,000	140,000
Audit-Related Fees(2)	46,991	10,040
Tax Fees(3)	-	-
Total	$211,991	150,040

(1)	The audit fees for the years ended December 31, 2018 and 2017 were for professional services rendered for the audit of our annual financial statements, review of the financial information included in our quarterly reports for the respective periods, the registration statement and other required filings with the SEC.

(2)	Audit-related fees for the year ended December 31, 2018 and 2017 were for assurance and related services that are reasonably related to performance of the audit or review of our financial statements and are not reported under “Audit Fees”.

(3)	Tax fees for the years ended December 31, 2018 and 2017 were for services related to tax compliance, including the preparation of tax returns and tax planning and tax advice.

The following table represents aggregate fees billed to us for professional services rendered for the fiscal years ended December 31, 2018 and 2017 by UHY:

	2018	2017
Audit Fees(4)	$20,500	$40,691
Audit-Related Fees(5)	-	-
Tax Fees(6)	-	-
Total	$20,500	$40,691

(4)	The audit fees for the years ended December 31, 2018 and 2017 were for professional services rendered for the audit of our annual financial statements, review of the financial information included in our quarterly reports for the respective periods, the registration statement and other required filings with the SEC.

(5)	Audit-related fees for the years ended December 31, 2018 and 2017 were for assurance and related services that are reasonably related to performance of the audit or review of our financial statements and are not reported under “Audit Fees”.

(6)	Tax fees for the years ended December 31, 2018 and 2017 were for services related to tax compliance, including the preparation of tax returns and tax planning and tax advice.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Not applicable.

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

See Item 16.C of this Annual Report on Form 20-F.

ITEM 16G.  CORPORATE GOVERNANCE.

Pursuant to Nasdaq Listing Rule 5615(a)(3), the Company has amended its Articles of Association by resolution of its Board of Directors to remove the obligation to hold annual general meetings and shall follow British Virgin Islands practices in lieu of the requirements of Nasdaq Listing Rule 5620. Except as stated above, we currently intend to comply with all other rules generally applicable to U.S. domestic companies listed on NASDAQ.

ITEM 16H.  MINE SAFETY DISCLOSURE.

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Financial Statements are set forth under Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our Financial Statements beginning on pages F-1 through F-50, as set forth in the following index. These Financial Statements are filed as part of this Annual Report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

China Lending Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of China Lending Corporation (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity (deficit) and cash flows for the years ended December 31, 2018 and 2017, and the related notes (collectively referred to as the financial statements). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Lending Corporation as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the year ended December 31, 2018 and 2017, in conformity with accounting principles generally accepted in the United States of America.

Consideration of the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has incurred significant losses and is uncertain about the collection of its loans receivables and extension of defaulted loans. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regards to these matters are also described in Note 2. These financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP

We have served as the Company’s auditor since 2017.

New York, New York

April 26, 2019

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

/S/ UHY LLP

New York, New York

March 3, 2017, except for Note 4 RECLASSIFICATION and Note 24 EARNINGS PER SHARE, as to which the date is April 30, 2018

CHINA LENDING CORPORATION

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollar, except for the number of shares)

	December 31, 2018	December 31, 2017
ASSETS
Current Assets
Cash and cash equivalents	$1,311,749	$1,220,380
Loans receivable - third parties, net of provision for loan losses of $128,109,728 and $61,882,048 as of December 31, 2018 and 2017, respectively	92,089,942	116,017,356
Loans receivable - related parties, net of provision for loan losses of $817,872 and $2,412,642 as of December 31, 2018 and 2017, respectively	490,724	1,244,739
Interest and fee receivables	105,823	6,035
Property and equipment, net	28,546	46,334
Intangible asset, net	67,571	80,729
Other assets	1,574,175	1,004,696

Total Assets	$95,668,530	$119,620,269

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Liabilities
Short-term bank loans	$7,983,640	$11,969,976
Loans from a cost method investee	14,539,956	15,367,146
Loan from third parties	3,312,202	-
Secured loan payable	79,213,679	15,336,412
Dividends payable	480,000	480,000
Taxes payable	689,209	763,736
Warrant liabilities	550,800	-
Other liabilities	15,246,698	8,953,652

Total Liabilities	122,016,184	52,870,922

Commitments and Contingencies
Convertible Redeemable Class A Preferred Shares
Preferred Shares, no par value, unlimited shares authorized; 715,000 shares issued and outstanding as of December 31, 2018 and 2017, respectively	9,652,527	8,966,127

Shareholders’ Equity (Deficit)
Ordinary Shares, no par value; unlimited shares authorized; 25,288,003 and 23,758,817 shares issued and outstanding as of December 31, 2018 and 2017, respectively	-	-
Additional paid-in capital	98,036,152	96,977,528
Statutory reserve	6,621,063	6,621,063
Accumulated deficits	(136,620,068)	(41,807,285)
Accumulated other comprehensive loss	(4,037,404)	(4,008,086)

Total Shareholders’ Equity (Deficit)	(36,000,257)	57,783,220

Noncontrolling interests	76	-

Total Equity (Deficit)	(36,000,181)	57,783,220

Total Liabilities and Shareholders’ Equity (Deficit)	$95,668,530	$119,620,269

The accompanying notes are an integral part of these consolidated financial statements.

CHINA LENDING CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

(Expressed in U.S. dollar, except for the number of shares)

	For The Years Ended December 31,
	2018	2017	2016
Interest and fee income
Interest and fees on loans	$263,659	$16,231,844	$35,048,167
Interest and fees on loans-related parties	-	293,395	491,080
Interest on deposits with banks	512	1,076	4,652
Total interest and fee income	264,171	16,526,315	35,543,899

Interest expense
Interest expense on short-term bank loans	(1,241,463)	(1,583,491)	(715,535)
Interest expense and fees on secured loans	(2,651,273)	(3,253,472)	(2,442,527)
Interest expense on loans from third parties	(362,845)	-	-
Interest expense on loans from a cost investment investee	(2,639,945)	(2,530,586)	(1,818,656)
Total interest expenses	(6,895,526)	(7,367,549)	(4,976,718)

Provisions for loan losses	(85,001,603)	(52,976,851)	(4,650,887)
Provisions for loan losses – related parties	(714,145)	(2,322,898)	-
Provisions for loan losses	(85,715,748)	(55,299,749)	(4,650,887)
Net Interest (Loss) Income	(92,347,103)	(46,140,983)	25,916,294

Non-interest income	-	814,669	107,512

Non-interest expenses
Salaries and employee surcharge	(830,553)	(808,657)	(1,271,650)
Business taxes and other taxes	195	(141,284)	(686,266)
Other operating expenses	(1,679,557)	(2,053,401)	(2,666,148)
Investment impairment	-	(3,698,868)	-
Fair value changes in warrant liabilities	748,346	-	-
Total non-interest expenses	(1,761,569)	(6,702,210)	(4,624,064)

(Loss) Income Before Tax	(94,108,672)	(52,028,524)	21,399,742
Income tax expense	(17,635)	(2,754,749)	(4,121,338)
Net (Loss) Income	(94,126,307)	(54,783,273)	17,278,404

Dividend – Convertible Redeemable Class A preferred stock	(686,400)	(686,400)	(333,327)
Net income attributable to noncontrolling interests	(76)	-	-
Net (loss) income attributable to ordinary shareholders	(94,812,783)	(55,469,673)	16,945,077

Net (Loss) Income	(94,126,307)	(54,783,273)	17,278,404

Other comprehensive (loss) income
Foreign currency translation adjustments	(29,318)	5,608,353	(7,530,549)
Comprehensive (loss) income	(94,155,625)	(49,174,920)	9,747,855
Less: Comprehensive income attributable to noncontrolling interests	(76)	-	-
Comprehensive (loss) income attributable to ordinary shareholders	$(94,155,701)	$(49,174,920)	$9,747,855

Weighted-average common shares outstanding – basic	24,380,051	17,343,763	18,353,249
Weighted-average common shares outstanding – diluted	24,380,051	17,343,763	21,871,632
(Loss) Earnings per share to ordinary shareholders – Basic	$(3.89)	$(3.20)	$0.92
(Loss) Earnings per share to ordinary shareholders – Diluted	$(3.89)	$(3.20)	$0.77

The accompanying notes are an integral part of these consolidated financial statements

CHINA LENDING CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

 (Expressed in U.S. dollar, except for the number of shares)

	Ordinary share		Additional paid-in	Statutory	Retained earnings (Accumulated	Accumulated other comprehensive	Shareholder’s equity	Non controlling	Total Equity
	Number	Amount	capital	reserve	deficit)	loss	(deficit)	interests	(Deficit)
Balance as at December 31, 2015	20,000,000	$-	$94,723,964	$4,667,254	$6,064,526	$(2,085,890)	$103,369,854	$-	$103,369,854
Effect of Reverse Merger	2,172,832	-	(3,117,895)	-	-	-	(3,117,895)	-	(3,117,895)
Issuance of shares for share-based compensation	2,700	-	21,330	-	-	-	21,330	-	21,330
Shares conversion from rights	721,229	-	-	-	-	-	-	-	-
Share dividend payment to shareholders	2,103	-	17,160	-	-	-	17,160	-	17,160
Net income	-	-	-	-	17,278,404	-	17,278,404	-	17,278,404
Transfer to statutory reserves	-	-	-	1,868,984	(1,868,984)	-	-	-	-
Dividend declared to shareholders	-	-	-	-	(5,782,484)	-	(5,782,484)	-	(5,782,484)
Foreign currency translation loss	-	-	-	-	-	(7,530,549)	(7,530,549)	-	(7,530,549)

Balance as at December 31, 2016	22,898,864	$-	$91,644,559	$6,536,238	$15,691,462	$(9,616,439)	$104,255,820	$-	$104,255,820
Share dividend Payment to shareholders	859,953	-	5,332,969	-	-	-	5,332,969	-	5,332,969
Net loss	-	-	-	-	(54,783,273)	-	(54,783,273)	-	(54,783,273)
Dividend to shareholders	-	-	-	-	(2,630,649)	-	(2,630,649)	-	(2,630,649)
Transfer to statutory reserve	-	-	-	84,825	(84,825)	-	-	-	-
Foreign currency translation loss	-	-	-	-	-	5,608,353	5,608,353	-	5,608,353

Balance as at December 31, 2017	23,758,817	$-	$96,977,528	$6,621,063	$(41,807,285)	$(4,008,086)	$57,783,220	$-	$57,783,220

Issuance of ordinary shares in a private placement with two investors (Note 8)	769,232	-	247,747	-	-	-	247,747	-	247,747
Issuance and exercise of Series B Warrants (Note 8)	390,579	-	504,238	-	-	-	504,238	-	504,238
Issuance of restricted shares	370,525	-	315,724	-	-	-	315,724	-	315,724
Forfeiture of restricted shares	(1,150)	-	(9,085)	-	-	-	(9,085)		(9,085)
Net (loss) income	-	-	-	-	(94,126,383)	-	(94,126,383)	76	(94,126,307)
Dividend to shareholders	-	-	-	-	(686,400)	-	(686,400)	-	(686,400)
Foreign currency translation adjustments	-	-	-	-	-	(29,318)	(29,318)	-	(29,318)

Balance as at December 31, 2018	25,288,003	$-	$98,036,152	$6,621,063	$(136,620,068)	$(4,037,404)	$(36,000,257)	$76	$(36,000,181)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA LENDING CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollar)

	For the Years Ended December 31,
	2018	2017	2016
Cash Flows from Operating Activities:
Net income (loss)	$(94,126,307)	$(54,783,273)	$17,278,404
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Share-based compensation expenses	306,639	-	21,330
Depreciation	15,897	37,084	37,448
Amortization	9,160	8,009	4,003
Loss on disposal of property and equipment	-	13,070	58
Loss on debt restructuring	-	140,938	-
Investment impairment	-	3,698,868	-
Deferred tax expense (benefit)	-	885,311	(662,741)
Provisions for loan losses	85,715,748	55,299,749	4,650,887
Fair value changes in warrant liabilities	(748,346)	-	-
Changes in operating assets and liabilities:
Interest and fee receivables	(104,067)	958,248	(465,901)
Other assets	(621,554)	(589,456)	(413,772)
Taxes payable	(34,734)	(394,803)	(30,601)
Other liabilities	7,388,522	4,624,075	3,009,560
Net Cash (Used in) Provided by Operating Activities	(2,199,042)	9,897,820	23,428,675

Cash Flows from Investing Activities:
Originated loans disbursement	(69,842,661)	(192,628,156)	(331,721,346)
Repayment of loans from customers	3,221,767	176,801,788	307,589,717
Purchases of property and equipment	-	-	(16,341)
Purchases of intangible assets	-	(28,729)	(61,993)
Net Cash Used in Investing Activities	(66,620,894)	(15,855,097)	(24,209,963)

Cash Flows from Financing Activities:
Proceeds from private placement, net of issuance costs	1,190,000	-	-
Proceeds from private placements, deposited in escrow account	500,000	-	-
Proceeds from exercise of Series B Warrants	391	-	-
Cash acquired from reverse merger	-	-	6,083,009
Proceeds from short-term bank borrowings	67,258,135	5,178,415	13,997,380
Repayment of short-term bank borrowings	(30,985)	(1,331,846)	(6,020,378)
Repayment of secured loan	-	-	(9,150,975)
Proceeds from loans from a cost investment investee	-	-	15,050,946
Repayments from loans from a cost investment investee	-	-	(15,050,946)
Proceeds from a related party	-	-	1,615,903
Repayments of convertible promissory note	-	(650,000)	-
Payments of dividends	-	(873,600)	(7,795,182)
Amortization of secured loans	-	221,489	-
Net Cash Provided by (Used in) Financing Activities	68,917,541	2,544,458	(1,270,243)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(6,236)	136,611	(184,482)

Net change in Cash and Cash Equivalents	91,369	(3,276,208)	(2,236,013)
Cash and Cash Equivalents at Beginning of year	1,220,380	4,496,588	6,732,601
Cash and Cash Equivalents at End of Year	$1,311,749	$1,220,380	$4,496,588

Supplemental Cash Flow Information
Cash paid for interest expense	$-	$3,106,480	$5,136,312
Cash paid for income tax	$5,820	$1,895,652	$3,624,437

The accompanying notes are an integral part of these consolidated financial statements.

CHINA LENDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND NATURE OF OPERATION

China lending corporation (f.k.s DT Asia Investments Limited, “DT Asia”) the Company was a blank check company incorporated on April 8, 2014, under the laws of the British Virgin Islands for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation, purchasing all or substantially all of the assets of, entering into contractual arrangements, or engaging in any other similar business combination with one or more businesses or entities (an “Initial Business Combination”).

On July 6, 2016, the Company consummated the Initial Business Combination with Adrie Global Holdings Limited (“Adrie”) and its subsidiaries and variable interest entity by acquiring from the shareholders of Adrie, all outstanding interests of Adrie and issued 20 million ordinary shares for a purchase price of US$200 million, with 8 million of such shares (the “Escrow Shares”) being held in escrow and subject to forfeiture (1) should the post-combination Company fail to meet certain minimum financial performance targets, or (2) as a result of indemnification claims by DT Asia Investments Limited. One-third of the Escrow Shares shall be released upon the post-combination Company obtaining certain specified adjusted consolidated net income targets in each of the calendar years 2016, 2017 and 2018.

In May 2017, the company released one-third of the Escrow Shares. The targets of 2018 and 2017 were not achieved, as a result, the two installments of one-third of the Escrow Shares were not be released.

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

On February 11, 2015, Adrie incorporated China Feng Hui Financial Holding Group Co., Limited (“Feng Hui Holding”) in Hong Kong with registered capital of HKD 1. Feng Hui Holding operates through two wholly-owned subsidiaries: Xinjiang Feng Hui Jing Kai Direct Lending Limited (“Jing Kai”) and Feng Hui Ding Xin (Beijing) Financial Consulting Co., Limited (“Ding Xin”).

On May 14, 2015, Feng Hui Holding established Jing Kai under the laws of the PRC with registered capital of US$80,000,000. Jing Kai has no operations of its own to date.

On May 20, 2015, Feng Hui Holding established Ding Xin with registered capital of US$1,000,000. Ding Xin is engaged in the business of financial consulting services.

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

CHINA LENDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND NATURE OF OPERATION (CONTINUED)

On December 19, 2016, Feng Hui Holding established Ningbo Ding Tai Financial Leasing Co., Ltd. (“Ding Tai”) with registered capital of US$30,000,000. Ding Tai is engaged in the business of financial leasing service. Ding Tai has no operations of its own to date.

On January 24, 2017, Feng Hui Holding established Xinjiang Xin Quan Financial Leasing Co., Ltd. (“Xin Quan”) with registered capital of US$30,000,000 and later increased to US$50,000,000 during the year ended December 31, 2018. Xin Quan is engaged in the business of financial leasing service. Xin Quan has no operations of its own to date.

On November 19, 2018, Ding Xin and a third party company established Zhiyuan Factoring (Guangzhou) Co., Ltd. (“Zhiyuan”), with registered capital of RMB30,000,000, Zhiyuan is 99% owned by Ding Xin and the remaining 1% owned by the third party company. As of December 31, 2018, the shareholders has not paid in capital in Zhiyuan.

On November 29, 2018, Ding Tai and Ding Xin acquired 98.04% and 1.96% equity interest in Hangzhou Zeshi Investment Partners (“Zeshi”), a limited partnership with registered capital of RMB 51,000,000. Upon the closing of acquisition, Zhiyuan has not started any operations, nor it had any identifiable net assets or paid-in capital. As a result, Zhiyuan was acquired at zero consideration. As of December 31, 2018, the shareholders has not paid in capital in Zhiyuan.

Through Zhiyuan and Zeshi, the Company plans to launch new supply chain financing services in the near future, including business factoring program, financing products design, related corporate financing solutions, investments and asset management, etc. as part of its restructuring plan. As of December 31, 2018, Zhiyuan disbursed loans of approximately US$64.7 million to four customers.

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

The Exclusive Business Cooperation Agreement shall remain in effect for five years, ending July 15, 2020, unless it is terminated by Ding Xin at its discretion with 30-days prior notice. Feng Hui does not have the right to terminate the Exclusive Business Cooperation Agreement unilaterally. Ding Xin may at its discretion unilaterally extend the term of the Exclusive Business Cooperation Agreement. This agreement grants Ding Xin the position as the primary beneficiary who is entitled to absorb losses or to receive benefits that could potentially be significant to Feng Hui.

CHINA LENDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND NATURE OF OPERATION (CONTINUED)

Contractual Arrangements between Ding Xin, Feng Hui, and Feng Hui’s Shareholders (CONTINUED)

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

The Exclusive Option Agreement will remain effective for a term of five years, ending July 15, 2020, and may be renewed at Ding Xin’s discretion.

CHINA LENDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND NATURE OF OPERATION (CONTINUED)

Contractual Arrangements between Ding Xin, Feng Hui, and Feng Hui’s Shareholders (CONTINUED)

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

Upon a series of VIE Agreements, currently, substantially all of China Lending’s consolidated assets are held, and its consolidated revenues and income are generated, by Feng Hui, its consolidated variable interest entity that is controlled by contractual arrangements. Feng Hui is based in Urumqi, the capital city and business hub of Xinjiang Province, and most of Feng Hui’s lending activities are to enterprises and individual proprietors based there. The consolidated VIE’s assets may be used as collateral for the VIE’s obligation and the creditors of consolidated VIE have no recourse to the general credit of the primary beneficiary.

CHINA LENDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND NATURE OF OPERATION (CONTINUED)

As of December 31, 2018, the group structure of the Company is as following:

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

CHINA LENDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Company’s ability to operate profitably, to generate cash flows from operations, and to pursue financing arrangements to support its working capital requirements.

The following includes conditions give rise to substantial doubt about the Company’s ability to continue as a going concern within one year from the financial statement issuance date and management’s plans to mitigate these adverse conditions:

1)	Limited funds necessary to maintain operations

The Company had an accumulated deficit of US$136,620,068 as of December 31, 2018. In addition, the Company had a negative net asset of US$36,000,181 as of December 31, 2018.  As of December 31, 2018, the Company had cash of US$1,311,749 and total liabilities of US$122,016,184. Caused by the limited funds, the management assessed that the Company was not able to keep the size of lending business within one year from the financial statement issuance date.

In November, the Company established Zhiyuan and Zeshi, through which the Company plans to launch new supply chain financing services in the near future, including business factoring program. financing products design, related corporate financing solutions, investments and asset management, etc. as part of its restructuring plan. As of December 31, 2018, Zhiyuan disbursed loans of aggregating US$64.7 million to four customers.

2)	Recurring operating loss

During the year ended December 31, 2018, the Company incurred operating loss of US$94,126,307. Affected by the reduction of lending business and increased loans losses, the management was in the opinion that recurring operating losses would be made continue within one year from the financial statement issuance date. The Company continues to use its best effort to improve collection of loan receivable and interest receivable, which would result in reversal of provision for loan losses and recognition of interest income which was past due over 90 days and thus an increase in net profit.

3)	Negative operating cash flow

During the year ended December 31, 2018, the Company incurred negative operating cash flow of US$2,199,042. However with the establishment of Zhiyuan and Zeshi, through which the Company plans to launch new supply chain financing services in the near future, including business factoring program. financing products design, related corporate financing solutions, investments and asset management, etc. as part of its restructuring plan, the management assessed the Company would have a positive operating cash flow within one year from the financial statement issuance date.

●	Financial Support

The Company has been actively seeking strategic investors with experience in lending business as well as financial investors.

On July 10, 2018, the Company closed a registered direct offering pursuant to a previously announced securities purchase agreement with certain institutional investors, raising approximately US$1,690,000, net of issuance costs, from selling its ordinary shares at a price of US$2.60 per share. The Company plans to continue to seek financial as well as strategic investors for additional financing.

Though management had plans to mitigate the conditions or events that raise substantial doubt, there is substantial doubt about the Company’s ability to continue as a going concern within one year from the financial statements issuance date, as there is no assurance that the liquidity plan will be successfully implemented. Failure to successfully implement the plan will have a material adverse effect on the Company’s business, results of operations and financial position, and will materially adversely affect its ability to continue as a going concern.

CHINA LENDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The consolidated financial statements of the Company and its subsidiaries and VIE are prepared and presented in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”).

(b)	Basis of consolidation

The consolidated financial statements include the accounts of the Company and include the assets, liabilities, revenues and expenses of all wholly owned subsidiary’s VIEs over which the Company exercises control and, when applicable, entities for which the Company has a controlling financial interest or is the primary beneficiary. All inter-company accounts and transactions have been eliminated in consolidation.

(c)	Cash and cash equivalents

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

(d)	Loan receivable, net

Loans receivable primarily represent loan amounts due from customers. Loans receivable are recorded at unpaid principal balances net of provision that reflects the Company’s best estimate of the amounts that will not be collected. The loans receivable portfolio consists of business and personal loans (See Note 9).

(e)	Provision for loan losses

The provision for loan losses is increased by charges to income and decreased by charge offs (net of recoveries). Recoveries represent subsequent collection of amounts previously charged-off. The increase in provision for loan losses is the netting effect of “reversal” and “provision” for both business and personal loans. If the ending balance of the provision for loan losses after any charge offs (net of recoveries) is less than the beginning balance, it will be recorded as a “reversal”; if it is larger, it will be recorded as a “provision” in the provision for loan loss. The netting amount of the “reversal” and the “provision” is presented in the statements of operations and comprehensive income.

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

CHINA LENDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e)	Provision for loan losses (continued)

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

The provision for loan losses is maintained at a level believed to be reasonable by management to absorb probable losses inherent in the portfolio as of each balance sheet date. The provision is based on factors such as the size and current risk characteristics of the portfolio, an assessment of individual loans and actual loss, delinquency, and/or risk rating record within the portfolio (Note 10). The Company evaluates its provision for loan losses on a quarterly basis or more often as necessary.

(f)	Interest and fee receivables

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

(g)	Cost method investment

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

For the years ended December 31, 2018, 2017 and 2016, the Company provided impairment losses of US$nil, US$3,698,868 and US$nil on cost method investments.

(h)	Property and equipment

The property and equipment are stated at cost less accumulated depreciation. The depreciation is computed on the straight-line method over the estimated useful lives of the assets. Estimated useful lives of property and equipment are stated in Note 12.

The Company eliminates the cost and related accumulated depreciation of assets sold or otherwise retired from the accounts and includes any gain or loss in the statement of income. The Company charges maintenance, repairs and minor renewals directly to expenses as incurred, major additions and betterment to equipment are capitalized.

CHINA LENDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i)	Impairment of long-lived assets

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

The Company tests long-lived assets, including property and equipment and finite lived intangible assets, for impairment test when there is triggering event. Only indefinite lived assets have to be tested annually or more frequently upon the occurrence of an event or when circumstances indicate that the net carrying amount is greater than its fair value. Assets are grouped and evaluated at the lowest level for their identifiable cash flows that are largely independent of the cash flows of other groups of assets. The Company considers historical performance and future estimated results in its evaluation of potential impairment and then compares the carrying amount of the asset to the future estimated cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds estimated expected undiscounted future cash flows, the Company measures the amount of impairment by comparing the carrying amount of the asset to its fair value. The estimation of fair value is generally measured by discounting expected future cash flows as the rate the Company utilizes to evaluate potential investments. The Company estimates fair value based on the information available in making whatever estimates, judgments and projections are considered necessary. There were no impairment losses for the years ended December 31, 2018, 2017 and 2016.

(j)	Intangible assets

Intangible assets are amortized over their useful lives in a manner that best reflects their economic benefit, which may include straight line or accelerated methods of amortization. Intangible assets are reviewed for impairment annually and whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The Company does not have indefinite-lived intangible assets.

(k)	Warrant liabilities

In connection with the issuances of common stocks, the Company may issue options or warrants to purchase common stock. In certain circumstances, these options or warrants may be classified as liabilities, rather than as equity.

Warrants classified as equity are initially recorded at fair value and subsequent changes in fair value are not recognized as long as the warrants continue to be classified as equity. Warrants classified as liabilities are initially recorded at fair value with gains and losses arising from changes in fair value recognized in the consolidated statements of operations during the period in which such instruments are outstanding.

(l)	Fair values of financial instruments

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

Level 1	inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.
Level 3	inputs to the valuation methodology are unobservable and significant to the fair value.

CHINA LENDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l)	Fair values of financial instruments (continued)

The fair value guidance describes three main approaches to measure the fair value of assets and liabilities: (1) market approach, (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities.

The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

When available, the Company uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

As of December 31, 2018 and 2017, financial instruments of the Company were primarily comprised of cash, loans receivable, interest and fees receivable, other receivables, short-term bank loans, loans from a cost investment investee, loan from a third party and secured loans, taxes payable, convertible redeemable preferred shares, dividends payable, other payable and accrued expenses, which were carried at cost on the balance sheets, which approximated their fair values because of their generally short maturities.

Warrant liabilities

The inputs used to measure the estimated fair value of warrant liabilities are classified as Level 3 fair value measurement due to the significance of unobservable inputs using company-specific information. The valuation methodology used to estimate the fair value of warrant liabilities is discussed in Note 8.

As of December 31, 2018, the Company’s warrant liabilities was comprised of Series A Warrants relating to a private placement closed in July 2018, and the warrants issued to the agent for the private placement (Note 8), at the fair value of $510,000 and US$40,800, respectively.

CHINA LENDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(m)	Foreign currency translation and transactions

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

	December 31, 2018	December 31, 2017
Balance sheet items, except for equity accounts	6.8776	6.5074

	For the Years Ended December 31,
	2018	2017	2016
Items in the statements of operations and comprehensive (loss) income, and statements of cash flows	6.6163	6.7588	6.6441

The PRC government imposes significant exchange restrictions on fund transfers out of the PRC that are not related to business operations. These restrictions have not had a material impact on the Company because it has not engaged in any significant transactions that are subject to the restrictions.

CHINA LENDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(n)	Use of estimates and assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates using the currently available information. Changes in facts and circumstances may cause the Company to revise its estimates. Significant accounting estimates reflected in the financial statements include: (i) the provision for loan losses; (ii) accrual of estimated liabilities; (iii) contingencies and litigation; (iv) assumptions impacting the valuation of ordinary shares, share option, restricted shares and warrant liabilities, and (v) deferred tax assets and liabilities.

(o)	Revenue recognition

The Company adopted ASC 606, Revenue from Contracts with Customers (“ASC 606”) on January 1, 2018, using the modified retrospective approach. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

The Company has assessed the impact of the guidance by reviewing its existing customer contracts and current accounting policies and practices to identify differences that will result from applying the new requirements, including the evaluation of its performance obligations, transaction price, customer payments, transfer of control and principal versus agent considerations. Based on the assessment, the Company concluded that there was no change to the timing and pattern of revenue recognition for its current revenue streams in scope of ASC 606 and therefore there was no material changes to the Company’s consolidated financial statements upon adoption of ASC 606. Pursuant to ASC606-10-15-2, the interest income generated by the Company are scoped out of ASC606.

As of December 31, 2018, the Company had outstanding interest and commission related contract amount US$988,981, which were expected to be completed within 12 months after December 31, 2018.

Interest income on loans – Interest on loan receivables is accrued monthly in accordance with their contractual terms and recorded in accrued interest receivable. The Company does not charge prepayment penalties. Additionally, any previously accrued but uncollected interest is reversed and accrual is discontinued, when either (i) reasonable doubt exists as to the full, timely collection of interest or principal or (ii) when a loan becomes past due by more than 90 days.

Management and assessment services on loans – Service fees for management and assessment services are paid by customers for the management and assessment services provided during the loan period. The Company recognizes the revenue over the loan period using a time-based measure of progress.

(p)	Non-interest expenses

Non-interest expenses primarily consist of salary and benefits for employees, traveling cost, entertainment expenses, depreciation of equipment, office rental expenses, professional service fee, office supply, etc., and are expensed as incurred.

(q)	Employee benefits

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were US$82,186, US$145,554, and $178,547 for the years ended December 31, 2018, 2017 and 2016, respectively.

CHINA LENDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(r)	Loss per share

Basic loss per share is computed by dividing loss available to stockholders by the weighted average shares of common stock outstanding during the period. Diluted loss per share takes into account the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock. As of December 31, 2018 and 2017, The number of Class A convertible redeemable preferred shares, unit purchase option, convertible promissory note, non-vested restricted shares and warrants are omitted excluded from the computation as the anti-dilutive effect.

(s)	Income taxes

The Company accounts for income taxes in accordance with the U.S. GAAP for income taxes. Under the asset and liability method as required by this accounting standard, the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between the income tax basis and financial reporting basis of assets and liabilities. Provision for income taxes consists of taxes currently due plus deferred taxes.

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis. Deferred tax assets are recognized to the extent that it is probable that taxable income to be utilized with prior net operating loss carried forward. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company did not have unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of December 31, 2018 and 2017. As of December 31, 2018, income tax returns for the tax years ended December 31, 2012 through December 31, 2017 remain open for statutory examination by PRC tax authorities.

CHINA LENDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(t)	Comprehensive loss

Comprehensive loss includes net loss and foreign currency adjustments. Comprehensive loss is reported in the statements of operations and comprehensive loss.

Accumulated other comprehensive loss, as presented on the consolidated balance sheets are the cumulative foreign currency translation adjustments.

(u)	Commitment and contingencies

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

(v)	Noncontrolling interests

For the Company’s non-wholly owned subsidiaries, a noncontrolling interest is recognized to reflect portion of equity that is not attributable, directly or indirectly, to the Company. The cumulative results of operations attributable to noncontrolling interests are also recorded as noncontrolling interests in the Company’s consolidated balance sheets and consolidated statements of operations and comprehensive loss. Cash flows related to transactions with noncontrolling interests are presented under financing activities in the consolidated statements of cash flows.

(w)	Share-based compensation

Share-based awards granted to the Company’s employees are measured at fair value on grant date and share-based compensation expense is recognized (i) immediately at the grant date if no vesting conditions are required, or (ii) using the accelerated attribution method, net of estimated forfeitures, over the requisite service period. The fair value of share options is determined using the Black-Scholes valuation model and the fair value of restricted shares and restricted share units (“RSUs”) is determined with reference to the fair value of the underlying shares. Share-based awards granted to non-employees are initially measured at fair value on the grant date and remeasured at each reporting date through the vesting date. Such value is recognized as expense over the respective service period, net of estimated forfeitures. Share-based compensation expense, when recognized, is charged for the consolidated income statements with the corresponding entry to additional paid-in capital.

At each date of measurement, the Company reviews internal and external sources of information to assist in the estimation of various attributes to determine the fair value of the share-based awards granted by the Company, including but not limited to the fair value of the underlying shares, expected life, expected volatility and expected forfeiture rates. The Company is required to consider many factors and make certain assumptions during this assessment. If any of the assumptions used to determine the fair value of the share-based awards changes significantly, share-based compensation expense may differ materially in the future from that recorded in the current reporting period. The Company recognizes the impact of any revisions to the original forfeiture rate assumptions in the consolidated income statements, with a corresponding adjustment to equity.

CHINA LENDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(x)	Recently issued accounting standards

In December 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2018-20, Leases (Topic 842): Narrow-Scope Improvements for Lessors. The amendments clarify or simplify certain narrow aspects of ASC 842 for lessors. Specifically: 1) The amendments provide an accounting policy election whereby lessors may choose not to evaluate whether certain sales taxes and other similar taxes are lessor costs or lessee costs. Instead, lessors making the election will account for those costs as if they are lessee costs, i.e., through the balance sheet instead of the income statement. 2) Lessors will exclude from variable payments, and therefore revenue, lessor costs paid by lessees directly to third parties. Conversely, lessors will include in variable payments, and therefore revenue, such costs that are paid by the lessor and reimbursed by the lessee, and 3) Regarding contracts with lease and nonlease components, lessors will allocate certain variable payments to the lease and nonlease components when the changes in facts and circumstances on which the variable payment is based occur. The amount of variable payments allocated to the lease components will be recognized in profit or loss, while the amount of variable payments allocated to nonlease components will be recognized in accordance with other GAAP. If an entity has not yet adopted the new leases standard, it must adopt ASU 2018-20 concurrently with the leases standard. If an entity has previously adopted the new leases standard, specific transition requirements apply. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

In October 2018, the FASB issued ASU2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities. ASU 2018-17 expands the accounting alternative that allows private companies the election not to apply the variable interest entity guidance to qualifying common control leasing arrangements. ASU 2018-17 broadens the scope of the private company alternative to include all common control arrangements that meet specific criteria (not just leasing arrangements). ASU 2018-17 also eliminates the requirement that entities consider indirect interests held through related parties under common control in their entirety when assessing whether a decision-making fee is a variable interest. Instead, the reporting entity will consider such indirect interests on a proportionate basis. The amendments are effective for public business entities for fiscal years ending after December 15, 2019. Early adoption is permitted. The Company is currently assessing the timing and impact of adopting the updated provisions to its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement - Disclosure Framework (Topic 820). The updated guidance improves the disclosure requirements on fair value measurements. The updated guidance if effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted for any removed or modified disclosures. The Company is currently assessing the timing and impact of adopting the updated provisions to its consolidated financial statements.

In June 2018, the FASB issued ASU 2018-07, which simplifies several aspects of the accounting for nonemployee share-based payment transactions resulting from expanding the scope of Topic 718, Compensation-Stock Compensation, to include share-based payment transactions for acquiring goods and services from non-employees. Some of the areas for simplification apply only to nonpublic entities. The amendments specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The amendments also clarify that Topic 718 does not apply to share-based payments used to effectively provide (1) financing to the issuer or (2) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under Topic 606, Revenue from Contracts with Customers. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. Early adoption is permitted. We do not plan to early adopt this ASU. The Company is currently evaluating the potential impacts of this updated guidance, and do not expect the adoption of this guidance to have a material impact on its consolidated financial statements and related disclosures.

In March 2018, the Financial Accounting Standards Board issued Accounting Standards Update No. 2018-05: “Income Taxes (Topic 805)” to provide accounting and disclosure guidance on accounting for income taxes under generally accepted accounting principles (“U.S. GAAP”). This guidance addresses the recognition of taxes payable or refundable for the current year and the recognition of deferred tax liabilities and deferred tax assets for the future tax consequences of events that have been recognized in an entity’s financial statements or tax returns. ASC Topic 740 also addresses the accounting for income taxes upon a change in tax laws or tax rates. The income tax accounting effect of a change in tax laws or tax rates includes, for example, adjusting (or re-measuring) deferred tax liabilities and deferred tax assets, as well as evaluating whether a valuation allowance is needed for deferred tax assets. The Company has accounted for the changes related to the Tax Cuts and Jobs act passed by Congress in 2017.

CHINA LENDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(x)	Recently issued accounting standards (continued)

In February 2018, the FASB issued ASU No. 2018-02, “Income Statement—Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income” (“ASU 2018-02”), which provides financial statement preparers with an option to reclassify stranded tax effects within accumulated other comprehensive income to retained earnings in each period in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act (or portion thereof) is recorded. The amendments in this ASU are effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption of ASU 2018-02 is permitted, including adoption in any interim period for the public business entities for reporting periods for which financial statements have not yet been issued. The amendments in this ASU should be applied either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act is recognized. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

In July 2017, the FASB issued ASU No. 2017-11, “Earnings Per Share (Topic 260); Distinguishing Liabilities from Equity (Topic 480); Derivatives and Hedging (Topic 815):  (Part I) Accounting for Certain Financial Instruments with Down Round Features, (Part II) Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Non-controlling Interests with a Scope Exception” (“ASU 2017-11”), which addresses the complexity of accounting for certain financial instruments with down round features. Down round features are features of certain equity-linked instruments (or embedded features) that result in the strike price being reduced on the basis of the pricing of future equity offerings. Current accounting guidance creates cost and complexity for entities that issue financial instruments (such as warrants and convertible instruments) with down round features that require fair value measurement of the entire instrument or conversion option. The amendments in Part I of this ASU are effective for public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company is currently evaluating the impact of the adoption of ASU 2017-11 on its consolidated financial statements.

In June 2016, the FASB issued new accounting guidance ASU 2016-13 for recognition of credit losses on financial instruments, which is effective January 1, 2020, with early adoption permitted on January 1, 2019. The guidance introduces a new credit reserving model known as the Current Expected Credit Loss (CECL) model, which is based on expected losses, and differs significantly from the incurred loss approach used today. The CECL model requires measurement of expected credit losses not only based on historical experience and current conditions, but also by including reasonable and supportable forecasts incorporating forward-looking information and will likely result in earlier recognition of credit reserves. The Company does not intend to adopt the new standard early and is currently evaluating the impact the new guidance will have on its financial position, results of operations and cash flows; however, it is expected that the new CECL model will alter the assumptions used in calculating credit losses on loans, among other financial instruments, and may result in material changes to the Company’s credit reserves.

In February 2016, the FASB issued ASU 2016-02, Amendments to the ASC 842 Leases. This update requires the lessee to recognize the assets and liability (the lease liability) arising from operating leases on the balance sheet for the lease term. When measuring assets and liabilities arising from a lease, a lessee (and a lessor) should include payments to be made in optional periods only if the lessee is reasonably certain to exercise an option to extend the lease or not to exercise an option to terminate the lease. Within twelve months or less lease term, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. If a lessee makes this election, it should recognize lease expense on a straight-line basis over the lease term. In transition, this update will be effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect would have a material effect on the consolidated financial position, statements of operations and cash flows.

CHINA LENDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(y)	Recently adopted accounting standards

In January 2016, the FASB issued ASU 2016-01, Financial Instruments — Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, to enhance the reporting model for financial instruments to provide users of financial statements with more decision-useful information. The update requires equity investments (except those accounted for under the equity method or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. It eliminated the requirement for public entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet. For public entities, the ASU is effective for the fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The adoption of this guidance did not have a material impact on its consolidated financial statements.

On November 22, 2017, the FASB ASU No. 2017-14, “Income Statement—Reporting Comprehensive Income (Topic 220), Revenue Recognition Topic 605), and Revenue from Contracts with Customers (Topic 606): Amendments to SEC Paragraphs Pursuant to Staff Accounting Bulletin No. 116 and SEC Release 33-10403.” The ASU amends various paragraphs in ASC 220, Income Statement — Reporting Comprehensive Income; ASC 605, Revenue Recognition; and ASC 606, Revenue From Contracts With Customers, that contain SEC guidance. The amendments include superseding ASC 605-10-S25-1 (SAB Topic 13) as a result of SEC Staff Accounting Bulletin No. 116 and adding ASC 606-10-S25-1 as a result of SEC Release No. 33-10403. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

The Company has considered all new accounting pronouncements and has concluded that there are no new pronouncements that may have a material impact on results of operations, financial condition, or cash flows, based on current information.

4.	RECLASSIFICATOIN

Certain prior year amounts have been reclassified to conform to the current year presentation. The reclassifications have no effect on the accompanying consolidated financial statements.

The Company reclassified certain loans receivable in its consolidated balance sheet and related interest and fees income in its consolidated statements of operations and comprehensive income (loss). A third party company has been redesignated to a related party on the corresponding loans receivable as of December 31, 2017. As a result, $2,109,780 of loans receivable as a third party was reclassified to related parties at December 31, 2016. The related interest and fees income of approximately $491,080 was also reclassified from third parties for the years ended December 31, 2016.

CHINA LENDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.	RISKS

1)	Credit risk

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

2)	Liquidity risk

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

3)	Foreign currency risk

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

CHINA LENDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.	RISKS (CONTINUED)

4)	Industry concentration risk

The Company is exposed to concentration risk which is risk associated to over concentration on certain market, an excessive concentration can give rise to market risk.

Analysis for industry concentration over 10% as of December 31, 2018 (please refer to Note 25 for certain related parties acted as guarantors for loans):

	Loan receivable as of December 31, 2018	Interest income for the year ended December 31, 2018
Tire supply chain financing	$79,604,804	$-
Trade and service	$55,090,515	$156,126
Construction and decoration	$50,889,845	$7,455

	Percentage	Percentage
Tire supply chain financing	35.9%	0%
Trade and service	24.9%	59.2%
Construction and decoration	23.0%	2.8%

Analysis for industry concentration over 10% as of December 31, 2017 (please refer to Note 25 for certain related parties acted as guarantors for loans):

	Loan receivable as of December 31, 2017	Interest income for the year ended December 31, 2017
Tire supply chain financing	$84,133,590	$7,767,344
Trade and service	$57,927,749	$6,231,634
Construction and decoration	$-	$-

	Percentage	Percentage
Tire supply chain financing	46.3%	47.0%
Trade and service	31.9%	37.7%
Construction and decoration	-	-

CHINA LENDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.	REDEEMABLE CONVERTIBLE PREFERRED SHARES

On July 6, 2016, the Company sold 715,000 Class A Preferred Shares at a price of US$12.00 per Class A Share with an annual dividend of 8%. The Company received gross proceeds of US$8,580,000 from this private placement without issuance cost.

The Class A Shares are mandatorily redeemable at a price US$12.00 per Class A Share (subject to equitable adjustments for stock splits, stock dividends, recapitalizations and other similar adjustments), plus accrued dividends on the fifth anniversary of the original issue date of the Class A Shares. Each Class A Share is convertible into one ordinary share (subject to equitable adjustments for stock splits, stock dividends, recapitalizations and other similar adjustments) at shareholder’s option after the closing of the Business Combination. The Class A preferred shares are automatically convertible on the date on which the average closing price of the Company’s ordinary shares for three consecutive trading days, that is equal to or exceeds US$16.00, provided that such date is after the closing of the Business Combination.

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

The Company did not recognize the beneficial conversion feature for the Class A Preferred shares since each Class A Share is convertible into one ordinary share (subject to equitable adjustments for stock splits, stock dividends, recapitalizations and other similar adjustments) at holder’s option. In accordance with ASC 480, redemption provisions not solely within the control of the Company require the security to be classified outside of permanent equity. ASC 480-10-S99 notes that if a reporting entity issues preferred shares that are conditionally redeemable (e.g., at the holder’s option or upon the occurrence of an uncertain event not solely within the company’s control), the shares are not within the scope of ASC 480 because there is no unconditional obligation to redeem the shares by transferring assets at a specified or determinable date or upon an event certain to occur. If the uncertain event occurs, the condition is resolved, or the event becomes certain to occur, then the shares become mandatorily redeemable under FAS 150 and would require reclassification to a liability. The Class A Preferred Shares have been classified as mezzanine equity in the consolidated financial statement, presented below total liabilities but not included in the subtotal for total equity as of December 31, 2018. The Class A Preferred Share is not deemed to be an embedded derivative instrument to be bifurcated since it’s indexed to its own stock.

As of December 31, 2018 and 2017, dividend of US$686,400 and US$686,400 was accrued for Convertible Redeemable Class A Preferred Shares and the balance for Class A Preferred Shares was US$9,652,527 and US$8,966,127, respectively.

CHINA LENDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.	Public Offering

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

Warrants

DeTiger Holdings Limited (the “Former Sponsor”), agrees to transfer 1,000,000 warrants held by DeTiger in the amounts and to the transferee(s) as designated by the Seller Representative, for a purchase price payable by each Transferee of $0.50 per Warrant (the “Purchase Price”). The Purchase Price for each Warrant shall be payable by each Transferee only upon the exercise of each Warrant. As of December 31, 2018 and 2017, 9,280,323 and 9,280,323 shares of warrants were issued and outstanding, none of the warrants have been exercised.

CHINA LENDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.	SHAREHOLDERS’ EQUITY

Ordinary Shares

The Company is authorized to issue unlimited ordinary shares. Holders of the Company’s ordinary shares are entitled to one vote for each share.

On July 6, 2018, the Company and certain institutional investors entered into a securities purchase agreement (“Private Placement”), pursuant to which the Company agreed to sell to such investors an aggregate of 769,232 ordinary shares together with Series A warrants to purchase a total of 576,924 ordinary shares (the “Series A Warrants”), for gross proceeds of approximately US$2.0 million. Each investor will receive a Series A Warrant to purchase a number of shares equal to 75% of the number of ordinary shares the investor purchases in the offering with a warrant term of four (4) years. The purchase price for each ordinary share and the related Series A Warrants is US$2.60. The Series A Warrants have an exercise price of US$2.60. In connection with the offering, the investors also received Series B warrants with an initial face amount of 200,000 ordinary shares, which are subject to adjustment not in excess of an aggregate of 462,843 ordinary shares (the “Series B Warrants”) for nominal consideration. If on the 30th day after the closing date of the transaction (the “Adjustment Date”), the closing bid price of the Company’s ordinary shares is less than US$2.60, the investors shall have the right to exercise the Series B Warrants and the number of ordinary shares to be issued to the investors upon exercise of the Series B Warrants shall be adjusted (upward or downward, as necessary) based on the closing bid price of the Company’s ordinary shares on such date. The closing of the offering took place on July 10, 2018. On August 9, 2018, the closing bid price of the Company’s ordinary shares was US$1.29, and thus the Series B Warrant was exercised for 390,579 ordinary shares.

As of December 31, 2018 and 2017, there were 25,288,003 and 23,758,817 ordinary shares issued and outstanding, respectively.

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

The target adjusted consolidated net income ranging in 2016 from US$20.2 million at the bottom to US$32.0 million at the top, in 2017 from US$22.6 million at the bottom to US$38.0 million at the top, and in 2018 from US$25.6 million at the bottom to US$44.0 million at the top, and with the average adjusted consolidated net income target for the alternative earn-out payment ranging from US$23.3 million at the bottom to US$40.0 million at the top.

The Company has achieved the earn-out payment requirement in 2016 thus one third of 8 million escrowed restricted shares were released in 2017. However the Company has not achieved the earn-out payment requirement in both 2018 and 2017, thus the two thirds of 8 million escrowed restricted shares were not released.

CHINA LENDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.	SHAREHOLDERS’ EQUITY (CONTINUED)

Restricted Shares

On September 23, 2016, the members of the Compensation Committee of China Lending Corporation have determined to issue 2,700 shares of restricted shares to 19 employees of the Company. In the event the employee’s services are terminated with the Company for any reason prior to vesting of the shares, the non-vested shares shall be forfeited by the employee. As of December 31, 2016, no restricted shares were vested or forfeited and the Company had 2,700 shares of granted and unvested restricted shares.

During fiscal 2017, the company has paid common share dividends and issued 116 shares for existing shareholders. Half of the shares were vested on September 22, 2017 and the remaining half of the shares were vested on September 22, 2018. On January 20, 2017, 200 shares of restricted shares to employees were forfeited as a result of termination of services.

As of December 31, 2017, the Company had 1,308 shares of granted and unvested restricted shares.

On April 4, 2018, the Company forfeited 1,150 shares of restricted shares as the employees resigned from the Company.

On September 18, 2018, the Company granted 370,525 shares of restricted shares to four employees and one independent director of the Company for the services provided for the past one year. These shares are vested immediately upon grant. The fair value of restricted shares is determined with reference to the fair value of the underlying shares on grant date and is recognized as expense on the grant date. Share-based compensation expense, when recognized, is charged for the consolidated income statements with the corresponding entry to additional paid-in capital.

A summary of the changes in the restricted shares related to ordinary shares granted by the Company during the year ended December 31, 2018 is as follows:

	Number of restricted shares	Weighted average grant date fair value
Granted and unvested as of December 31, 2016	2,700	$7.90
Granted	116	7.90
Vested	(1,308)	7.90
Forfeited	(200)	7.90
Granted and unvested as of December 31, 2017	1,308	$7.90
Granted	370,525	0.85
Vested	(370,683)	0.85
Forfeited	(1,150)	7.90
Granted and unvested as of December 31, 2018	-	$-

Preferred Shares

The Company is authorized to issue unlimited preferred shares, in one or more series, with such designations, voting and other rights and preferences as may be determined from time to time by the board of directors. As of December 31, 2018 and 2017, there were 715,000 preferred shares issued and outstanding.

Warrants

A summary of warrants activity for the years ended December 31, 2018, 2017 and 2016 is as follows:

	Number of shares	Weighted average life	Expiration dates
Balance of warrants outstanding as of December 31, 2016	9,280,323	4.52 years	July 6, 2021

Balance of warrants outstanding as of December 31, 2017	9,280,323	3.52 years	July 6, 2021
Grants of Series A Warrants	576,924	4 years	July 9, 2022
Grants of Placement Agent Warrant	46,154	4 years	July 9, 2022
Grants of Series B Warrants	390,579	0.08 years	August 9, 2018
Exercise of Series B Warrants	(390,579)
Balance of warrants outstanding as of December 31, 2018	9,903,401	2.58 years

CHINA LENDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.	SHAREHOLDERS’ EQUITY (CONTINUED)

Warrants (continued)

 Series A Warrants

In connection with the private placement closed on July 10, 2018, the Company issued Series A warrants to investors to purchase a total of 576,924 ordinary shares with a warrant term of four (4) years. The Series A Warrants have an exercise price of US$2.60 per share.

The Series A Warrants have customary anti-dilution protections including a “full ratchet” anti-dilution adjustment provision which are triggered in the event the Company sells or grants any additional shares of common stock, options, warrants or other securities that are convertible into common stock at a price lower than $2.60 per share. The anti-dilution adjustment provision is not triggered by certain “exempt issuances” which among other issuances, includes the issuance of shares of common stock, options or other securities to officers, employees, directors, consultants or service providers.

Based on an evaluation as discussed in FASB ASC 815-15, “Embedded Derivatives” and FASB ASC 815-40-15, “Contracts in Entity’s Own Equity – Scope and Scope Exceptions,” the Company determined that the Series A Warrants were not considered indexed to its own stock because neither the occurrence of a sale of equity securities by the issuer at market nor the issuance of another equity contract with a lower strike price is an input to the fair value of a fixed-for-fixed option or forward on equity shares. As such, the Series A Warrants was classified as a liability. Liability classification requires the warrant to be re-measured to their fair value for each reporting period.

As of July 10, 2018 and December 31, 2018, the Company estimated fair value of the Series A Warrants at US$1,202,310 and $510,000, respectively, using the Black-Scholes valuation model, which took into consideration the underlying price of ordinary shares, a risk-free interest rate, expected term and expected volatility. As a result, the valuation of the warrant was categorized as Level 3 in accordance with ASC 820, “Fair Value Measurement”.

On the July 10, 2018 and December 31, 2018, the Company estimated the fair value of Series A Warrants using the following assumption.

	On July 10, 2018	On December 31, 2018
Terms of warrants	48 months	42 months
Exercise price	2.60	2.60
Risk free rate of interest	2.77%	2.77%
Dividend yield	0.00%	0.00%
Annualized volatility of underlying stock	2.03	2.29

Series B Warrants

In connection with the private placement closed on July 10, 2018, the investors also received Series B warrants with an initial face amount of 200,000 ordinary shares, which are subject to adjustment not in excess of an aggregate of 462,843 ordinary shares (the “Series B Warrants”) for nominal consideration. If on the 30th day after the closing date of the transaction (the “Adjustment Date”), the closing bid price of the Company’s ordinary shares is less than US$2.60, the investors shall have the right to exercise the Series B Warrants and the number of ordinary shares to be issued to the investors upon exercise of the Series B Warrants shall be adjusted (upward or downward, as necessary) based on the closing bid price of the Company’s ordinary shares on such date.

Based on an evaluation as discussed in FASB ASC 815-40-15, “Contracts in Entity’s Own Equity – Scope and Scope Exceptions,” the Company determined that the Series B Warrants were not considered indexed to its own stock because the settlement amount does not equal the difference between the fair value of a fixed number of the Company’s shares and a fixed strike price. Liability classification requires the warrant to be re-measured to their fair value for each reporting period.

CHINA LENDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.	SHAREHOLDERS’ EQUITY (CONTINUED)

The Company estimated its fair value of the Series B Warrants at US$504,499 using the Black-Scholes valuation model on the July 10, 2018 using the following assumption.

On July 10, 2018
Terms of warrants	1 months
Exercise price	0.001
Risk free rate of interest	1.88%
Dividend yield	0.00%
Annualized volatility of underlying stock	0.87

On August 9, 2018, the closing bid price of the Company’s ordinary shares was US$1.29, and thus the investors exercised the Series B Warrant for 390,579 ordinary shares at US$391. The carrying fair value of the warrant liabilities on the exercise day was US$503,847, and the fair value change in warrant liabilities for the years ended December 31, 2018 was US$652. The Company incurred a gain of US$652 upon exercise of the warrants.

Placement Agent Warrants

On April 6, 2018, the Company entered into a letter agreement with FT Global Capital, Inc., as exclusive placement agent (the “Placement Agent”), pursuant to which the Placement Agent has agreed to act as placement agent on a best efforts basis in connection with the above offering. In addition to the cash payments, the Company has also agreed to issue to the Placement Agent a warrant to purchase a number of ordinary shares equal to 6.0% of the aggregate number of ordinary shares sold in this offering, which warrant will have the same term as Series A Warrants, including exercise price, vesting period, antidilution terms and etc. As such, same as the classification of Series A Warrants, the Placement Agent Warrants were classified as a liability, which requires the warrant to be re-measured to their fair value for each reporting period.

As of July 10, 2018 and December 31, 2018, the Company estimated fair value of the Placement Agent Warrants at US$96,185 and US$40,800, respectively, using the Black-Scholes valuation model. The assumptions used to estimate the fair value of the warrants were the same as those used for Series A Warrants.

Allocation of Issuance Costs

In connection with the Private Placement closed on July 10, 2018, the Company incurred direct and incremental issuance costs of US$310,000. These costs were allocated to common stock, Series A Warrants and Series B Warrants in proportion to the allocation of proceeds. The issuance costs allocated to common stock were accounted for as a reduction of proceeds of the common stocks, while the issuance costs allocated to warrants were accounted for as non-operating expenses.

9.	LOAN RECEIVABLE, NET

The interest rates on loans issued ranged between 4% ~24% for the years ended December 31, 2018 and 2017, and ranged between 17.28% ~ 24% for the year ended December 31, 2016.

As of December 31, 2018 and 2017, loan receivable, net consisted of the following:

	December 31, 2018	December 31, 2017
Loan receivable, gross
Business loans	$108,913,922	$56,215,822
Personal loans	112,594,344	125,340,963
	221,508,266	181,556,785
Provision for loan losses
Collectively assessed	(23,264)	(99,563)
Individually assessed	(128,904,336)	(64,195,127)
	(128,927,600)	(64,294,690)
Loan receivable, net	$92,580,666	$117,262,095

Loan receivable – related parties, net	$490,724	$1,244,739
Loan receivable – third parties, net	$92,089,942	$116,017,356

CHINA LENDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.	LOAN RECEIVABLE, NET (CONTINUED)

Before the establishment of Zhiyuan and Zeshi in November 2018, the Company originated loans to customers located primarily in Urumqi City, Xinjiang Province. While thereafter the Company originates loans to customers located primarily in Urumqi City, Xinjiang Province, and Hangzhou, Zhejiang Province. This geographic concentration of credit exposes the Company to a higher degree of risk associated with this economic region.

All loans are short-term loans that the Company has made to either business or individual customers. As of December 31, 2018 and 2017, the Company had 75 and 59 business loan customers, and 159 and 174 personal loan customers, respectively. Most loans are either guaranteed by a third party or related parties (please refer to Note 25) whose financial strength is assessed by the Company to be sufficient or secured by collateral. Provision for loan losses is estimated on a quarterly basis based on an assessment of specific evidence indicating doubtful collection, historical experience, loan balance aging and prevailing economic conditions.

For the years ended December 31, 2018, 2017 and 2016, a provision of US$85,715,748, US$55,299,749 and US$4,650,887 were charged for the consolidated statements of operations, respectively. For the years ended December 31, 2018, 2017 and 2016, write-offs of US$14,365,469, US$nil and US$91,812 were charged against provisions, respectively.

Interest on loans receivable is accrued and credited to income as earned. The Company determines a loan’s past due status by the number of days that have elapsed since a borrower has failed to make a contractual loan payment. Accrual of interest is generally discontinued when either (i) reasonable doubt exists as to the full, timely collection of interest or principal or (ii) when a loan becomes past due by more than 90 days.

The following table represents the aging of loans as of December 31, 2018 by type of loan:

	1-89 Days Past Due	90-179 Days Past Due	180-365 Days Past Due	Over 1 year Past Due	Total Past Due	Current	Total Loans
Business loans	$1,856,751	$1,129,755	$27,739,900	$12,248,816	$42,975,222	$65,938,700	$108,913,922
Personal loans	174,480	14,292,196	40,137,089	56,827,383	111,431,148	1,163,196	112,594,344
	$2,031,231	$15,421,951	$67,876,989	$69,076,199	$154,406,370	$67,101,896	$221,508,266

The following table represents the aging of loans as of December 31, 2017 by type of loan:

	1-89 Days Past Due	90-179 Days Past Due	180-365 Days Past Due	Over 1 year Past Due	Total Past Due	Current	Total Loans
Business loans	$9,976,350	$4,368,880	$507,116	$6,925,968	$21,778,314	$34,437,508	$56,215,822
Personal loans	28,303,969	30,824,416	3,777,245	940,469	63,846,099	61,494,864	125,340,963
	$38,280,319	$35,193,296	$4,284,361	$7,866,437	$85,624,413	$95,932,372	$181,556,785

Analysis of loans by collateral

The following table summarizes the Company’s loan portfolio by collateral as of December 31, 2018:

	Business loans	Personal loans	Total
Guarantee backed loans	$29,176,804	$36,135,657	$65,312,461
Pledged assets backed loans	75,665,930	74,774,960	150,440,890
Collateral backed loans	4,071,188	1,683,727	5,754,915
	$108,913,922	$112,594,344	$221,508,266

CHINA LENDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.	LOAN RECEIVABLE, NET (CONTINUED)

Analysis of loans by collateral (continued)

The following table summarizes the Company’s loan portfolio by collateral as of December 31, 2017:

	Business loans	Personal loans	Total
Guarantee backed loans	$36,515,140	$43,953,134	$80,468,274
Pledged assets backed loans	13,861,166	79,028,972	92,890,138
Collateral backed loans	5,839,516	2,358,857	8,198,373
	$56,215,822	$125,340,963	$181,556,785

Guarantee Backed Loans

A guaranteed loan is a loan guaranteed by a corporation or high net worth individual which includes related parties (refer to Note 25).  As of December 31, 2018 and 2017, guaranteed loans make up 29.5% and 44.3% of our direct loan portfolio, respectively.

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

As of December 31, 2018 and 2017, the Company pledged US$4,966,849 and US$5,310,886 loans receivable for secured loans the Company borrowed from China Great Wall Assets Management Co. Ltd. and related parties, loan-to-pledge ratios were 292% and 289% (See Note 18), which consisted of the following:

	December 31,	December 31,
	2018	2017
Business loans	$-	$-
Personal loans	4,966,849	5,310,886
Total pledged loans receivable	$4,966,849	$5,310,886

CHINA LENDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.	PROVISION FOR LOAN LOSSES

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

As of December 31, 2018, the percentage of guarantee back loans, pledged asset backed loans, and collateral backed loans were 29.5%, 67.9% and 2.6% respectively. As of December 31, 2017, the percentage of guarantee back loans, pledged asset backed loans, and collateral backed loans were 44.3%, 51.2% and 4.5% respectively.

The valuation assessment of collateral and pledged assets was based on the valuation report issued by a valuation firm or the Company’s internal risk control department. The assets values were generally 50% to 60% of the fair value of collateral and pledged assets. The valuation will be updated for the loan period over one year in case of renewals and repeat customers. However, China Lending Group’s average loan term is less than 9 months, the value of the collateral and pledged assets, and guarantee backing the loans will be reviewed and monitored on a monthly basis through site visits.

CHINA LENDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.	PROVISION FOR LOAN LOSSES (CONTINUED)

China Lending Group issues guarantee-backed loans in accordance with its loan management policy, and each guarantee-backed loan will undergo standard assessment procedures for willingness and ability of the guarantor to perform under its guarantee. China Lending Group accepts guarantees provided by three types of guarantors: professional guarantee companies, corporations and individuals which includes related parties (see note 25).

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

As of December 31, 2018 and 2017, loan receivable of US$128,904,336 and US$64,195,127 were charged of specific reserve with specific provision rates ranging between 50%-100% and 10%-100%, respectively.

While management uses the best information available to make loan loss provision evaluations, adjustments to the provision may be necessary based on changes in economic and other conditions or changes in accounting guidance.

The following tables present the activity in the provision for loan losses and related recorded investment in loans receivable by classes of the loans individually and collectively evaluated for impairment as of and for the years ended December 31, 2018, 2017 and 2016:

Provision for loan losses for the year ended December 31, 2018

	Business loans	Personal loans	Total
Provision for loan losses beginning balance	$22,365,076	$41,929,614	$64,294,690
Charge-offs	(9,053,190)	(5,312,279)	(14,365,469)
Provisions	25,739,061	62,117,991	87,857,052
Reversals	(1,571,499)	(569,805)	(2,141,304)
Foreign currency translation adjustment	(2,123,526)	(4,593,843)	(6,717,369)
Provision for loan losses ending balance	$35,355,922	$93,571,678	$128,927,600
Ending balance: individually evaluated for impairment	$35,343,563	$93,560,773	$128,904,336
Ending balance: collectively evaluated for impairment	$12,359	$10,905	$23,264

CHINA LENDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.	PROVISION FOR LOAN LOSSES (CONTINUED)

Provision for loan losses for the year ended December 31, 2017

	Business loans	Personal loans	Total
Provision for loan losses beginning balance	$4,238,133	$2,188,174	$6,426,307
Charge-offs	-	-	-
Provisions	17,178,340	38,121,409	55,299,749
Foreign currency translation adjustment	948,603	1,620,031	2,568,634
Provision for loan losses ending balance	$22,365,076	$41,929,614	$64,294,690
Ending balance: individually evaluated for impairment	$22,308,497	$41,886,630	$64,195,127
Ending balance: collectively evaluated for impairment	$56,579	$42,984	$99,563

Provision for loan losses for the year ended December 31, 2016

	Business loans	Personal loans	Total
Provision for loan losses beginning balance	$1,053,579	$1,155,129	$2,208,708
Charge-offs	(91,812)	-	(91,812)
Provisions	3,492,322	1,158,565	4,650,887
Foreign currency translation adjustment	(215,956)	(125,520)	(341,476)
Provision for loan losses ending balance	$4,238,133	$2,188,174	$6,426,307
Ending balance: individually evaluated for impairment	$3,728,072	$1,292,699	$5,020,771
Ending balance: collectively evaluated for impairment	$510,061	$895,475	$1,405,536

In June 2016, the FASB issued new accounting guidance ASU 2016-13 for recognition of credit losses on financial instruments, which is effective January 1, 2020, with early adoption permitted on January 1, 2019. The guidance introduces a new credit reserving model known as the Current Expected Credit Loss (CECL) model, which is based on expected losses, and differs significantly from the incurred loss approach used today. The CECL model requires measurement of expected credit losses not only based on historical experience and current conditions, but also by including reasonable and supportable forecasts incorporating forward-looking information and will likely result in earlier recognition of credit reserves.

CECL adoption will have broad impact on the financial statements of financial services firms, which will affect key profitability and solvency measures. Some of the more notable expected changes include:

-	Higher loan loss reserve levels and related deferred tax assets. While different asset types will be impacted differently, the expectation is that reserve levels will generally increase across the board for all financial firms.

-	Increased reserve levels may lead to a reduction in capital levels.

-	As a result of higher reserving levels, the expectation is that CECL will reduce cyclicality in financial firms’ results, as higher reserving in “good times” will mean that less dramatic reserve increases will be loan related income (which will continue to be recognized on a periodic basis based on the effective interest method) and the related credit losses (which will be recognized up front at origination). This will make periods of loan expansion seem less profitable due to the immediate recognition of expected credit losses. Periods of stable or declining loan levels will look comparatively profitable as the income trickles in for loans, where losses had been previously recognized.

11.	Loan impairment

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

CHINA LENDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.	Loan impairment (CONTINUED)

Provision for loan losses is established for an impaired loan if its carrying value exceeds its estimated fair value. Currently, estimated fair values of substantially all of the Company’s impaired loans are measured based on the estimated fair value of the loan’s collateral which approximates to the carrying value due to the short-term nature of the loans.

Loans with modified terms are classified as troubled debt restructurings if the Company grants such borrowers concessions and it is deemed that those borrowers are experiencing financial difficulty. Concessions granted under a troubled debt restructuring generally involve a temporary below market rate reduction in interest rate or an extension of a loan’s stated maturity date. Non-accrual troubled debt restructurings are restored to accrual status if principal and interest payments, under the modified terms, are current for six consecutive months after modification. Loans classified as troubled debt restructurings are designated as impaired. Due to the nature of the Company’s operation and the interest concessions granted, the troubled debt restructuring designation will not be removed until the loan is paid-off or otherwise disposed of. As of December 31, 2018, the Company charged off US$14,365,469 for the trouble debt restructuring loans.

The Company allows a one-time loan extension based on an ancillary company policy with a period up to the original loan period, which is usually within twelve months. According to the Company’s loan management policy, granting initial one-time extension requires a new underwriting and credit evaluation. Borrowers are required to submit extension application 10 days before expiration of the original loan. Then the Company’s loan service department will investigate whether material changes have happened to the borrower’s business which may impact its repayment ability. The Company’s risk management department will reevaluate the loan. If the Company decides to grant one-time extension, an extension agreement will be executed between the borrower and the Company, plus commitment letter from guarantor to agree the loan extension and extend the guarantee duration. In evaluating the extension and underwriting new loans, China Lending Group will request that borrowers obtain guarantees from state-owned or public guarantee companies. Even though the Company allows a one-time loan extension with a period up to the original loan period, which is usually within twelve months. Such extension is not considered to be a troubled debt restructuring because the Company does not grant a concession to borrowers. The principal of the loan remains the same and the interest rate is fixed at the current interest rate at the time of extension. For the year ended December 31, 2017, 37 loans aggregating US$32.4 million were granted one-time extension, which accounted for 16.8% of total loans originated during the year ended December 31, 2017. For the year ended December 31, 2018, no loans were granted one-time extension.

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

The troubled debt restructuring amounts of personal loans and business loans were US$45,252,182 and US$11,336,725 as of December 31, 2017, after providing provision for loan loss amounting to US$15,397,550 and US$6,768,841, respectively. As of December 31, 2018, The troubled debt restructuring amounts of personal loans and business loans were US$nil and US$nil, after providing provision for loan loss amounting to US$nil and US$1,424,916, respectively. The sharp decrease is due to the charge off trouble debt restructuring loans as the management assessed the collection is remote.

As of December 31, 2018 and 2017, there were no receivables derecognized for the real estate related investment obtained from collateral.

CHINA LENDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.	PROPERTY AND EQUIPEMENT, NET

The Company’s property and equipment used to conduct day-to-day business are recorded at cost less accumulated depreciation. Depreciation expense is calculated using straight-line method over the estimated useful life below:

	Useful Life Years	December 31, 2018	December 31, 2017

Furniture and fixtures	5	$14,908	$15,755
Vehicles	3	29,080	30,734
Electronic equipment	3	22,304	23,573
Less: accumulated depreciation		(37,746)	(23,728)
Property and equipment, net		$28,546	$46,334

Depreciation expenses totaled US$15,897, US$37,084 and US$37,448 for the years ended December 31, 2018, 2017 and 2016, respectively.

13.	INTANGIBLE ASSETS, NET

The Company’s intangible assets used to conduct day-to-day business are recorded at cost less accumulated amortization. Amortization expense is calculated using straight-line method over the estimated useful life below:

	Useful Life Years	December 31, 2018	December 31, 2017

Credit rating system	10	$54,868	$57,988
Software license	10	5,021	5,306
Loan platform	10	28,233	29,839
Less: Accumulated amortization		(20,551)	(12,406)
Intangible assets, net		$67,571	$80,729

Amortization expense totaled US$9,160, US$8,009 and US$4,003 for the years ended December 31, 2018, 2017 and 2016, respectively.

The following table sets forth the Company’s amortization expenses for the twelve months ending December 31 of the following years:

Amortization expenses

Twelve months ending December 31, 2019	$8,812
Twelve months ending December 31, 2020	8,812
Twelve months ending December 31, 2021	8,812
Twelve months ending December 31, 2022	8,812
Twelve months ending December 31, 2023 and thereafter	32,323
$67,571

14. COST METHOD INVESTMENT

	December 31,	December 31,
	2018	2017

Cost method investment	-	-

In January 2015, the Company made a commitment to invest 5% of the paid-in capital in Xinjiang Microcredit Refinancing Co., Ltd. (“Microcredit Refinancing”). Microcredit Refinancing was a newly formed micro refinancing company in the PRC with total registered capital of RMB 1,000,000,000 (approximately $153,671,465). Such investment was accounted for under the cost method as the Company did not have significant influence over Microcredit Refinancing. On November 2017, the Company restructured its debts due to Microcredit Refinancing by offsetting its investment in Microcredit Refinancing and partial loans payable. As of the filing date, Microcredit Refinancing is not able to transfer the 5% of equity investment in Microcredit Refinancing owned by the Company to Xinjiang Kai Di Investment Co in accordance with the offset agreement due to the Company’s investment in Microcredit Refinance was pledged to a third party who has filed petition to freeze the Company’s investment in Microcredit Refinancing (see Note 16) as a guarantee for the debt owed by Ms. Qi Wen (see Note 25). As a result, the Company has determined to fully impair the cost investment at Microcredit Refinancing as of December 31, 2017 because of the uncertainty associated with the investment in Microcredit Refinancing.

CHINA LENDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.	SHORT-TERM BANK LOANS, NET

The following is a summary of the principal and balance of the Company’s short-term bank loans as of December 31, 2018 and 2017:

	Entrust Bank			December 31,	December 31,
Lender Name	name	Interest rate	Term	2018	2017
Urumqi Changhe Financing Guarantee Co., Ltd. (“Changhe”)	Tianshan Rural Commercial Bank	Fixed annual rate of 10.0%	From August 9, 2016 to August 8, 2017	1,447,930	1,534,914
Urumqi Changhe Financing Guarantee Co., Ltd.	Bank of Urumqi Co., Ltd	Fixed annual rate of 10.0%	From July 13, 2016 to July 13, 2017	1,453,996	1,536,715
Shanghai Pudong Development Bank	Shanghai Pudong Development Bank	Fixed annual rate of 7.0%	From December 22, 2016 to December 21, 2017	-	3,534,444
Urumqi Economic Development Zone Zhengxin Financing Guarantee Co., Ltd (“Zhengxin”)	Tianshan Rural Commercial Bank	Fixed annual rate of 10%	From January 4, 2017 to September 3, 2017	1,452,542	1,535,178
Urumqi Economic Development Zone Zhengxin Financing Guarantee Co., Ltd	Tianshan Rural Commercial Bank	Fixed annual rate of 10%	From January 5, 2017 to September 4, 2017	725,544	766,821
Urumqi Changhe Financing Guarantee Co., Ltd.	Tianshan Rural Commercial Bank	Fixed annual rate of 10%	From January 11, 2017 to January 10, 2018	1,453,996	1,536,715
Urumqi Economic Development Zone Zhengxin Financing Guarantee Co., Ltd	Tianshan Rural Commercial Bank	Fixed annual rate of 10%	From April 11, 2017 to December 10, 2017	581,598	614,686
Urumqi Economic Development Zone Zhengxin Financing Guarantee Co., Ltd	Tianshan Rural Commercial Bank	Fixed annual rate of 10%	From April 11, 2017 to April 10, 2018	868,034	922,029
				7,983,640	11,981,502
Less unamortized financing cost				-	(11,526)
Short-term bank loans less unamortized financing cost				$7,983,640	$11,969,976

Accrued interest expense charged for the short-term bank loans was US$1,241,463, US$1,115,329 and US$580,843 for the years ended December 31, 2018, 2017 and 2016, respectively. Amortization expenses for the financing cost was US$nil, US$468,162, and US$134,692 for the years ended December 31, 2018, 2017 and 2016, respectively. The loans were guaranteed by certain shareholders in Feng Hui and related parties. (See Note 25)

During the year ended December 31, 2018, Changhe and Urumuqi National Economic Financing and Guarantee Co., Ltd. (“Urumuqi National Economic”) repaid on behalf of the Company the overdue bank loans of US$2,179,539 and US$1,132,663, respectively, due to Shanghai Pudong Development Bank. As a result, the Company had a balance of loan from a third party as of December 31, 2018 (see Note 17). As of December 31, 2018, all short-term bank loans from Tianshan Rural Commercial Bank and from Bank of Urumuqi Co., were overdue. The Company and the lenders are working to extend the overdue loans for one year.

CHINA LENDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16.	loans FROM a related party, A COST METHOD INVESTEE

The following is a summary of the Company’s loans from Xinjiang Microcredit Refinancing Co. Ltd., which is a cost method investee of the Company, as of December 31, 2018 and 2017:

Lender name	Interest rate	Term	December 31, 2018	December 31, 2017
Xinjiang Microcredit Refinancing Co. Ltd.	Fixed annual rate of 12.0%	From August 23, 2016 to August 22, 2017	$3,634,989	$3,841,787
Xinjiang Microcredit Refinancing Co. Ltd.	Fixed annual rate of 12.0%	From August 30, 2016 to November 29, 2017	2,180,993	2,305,072
Xinjiang Microcredit Refinancing Co. Ltd.	Fixed annual rate of 12.0%	From September 1, 2016 to November 30, 2017	1,453,996	1,536,715
Xinjiang Microcredit Refinancing Co. Ltd.	Fixed annual rate of 12.0%	From September 19, 2016 to March 18, 2018	7,269,978	7,683,572
Total loans from a cost method investee			$14,539,956	$15,367,146

Accrued interest expense charged for the loans from the cost method investee were US$191,447, US$1,647,722, and US$1,818,656 for the years ended December 31, 2018, 2017 and 2016, respectively. Penalties for default payment of principal and interest were US$2,448,498, US$882,864 and US$nil for the years end December 31, 2018, 2017 and 2016, respectively.

As of December 31, 2018 and 2017, Fenghui pledged loans receivable aggregating US$21.14 million and US$22.35 million for these loans, and Fenghui shareholder provided guarantee for these loans. (see Note 25)

On August 10, 2017, Xinjiang Microcredit Refinancing Co., Ltd (or “Microcredit Refinance”) transferred the loan receivable of RMB 25,000,000 (approximately US$3,744,196) due from Feng Hui to Xinjiang Kai Di Investment Co., Ltd (or “Kai Di”). On November 17, 2017, Feng Hui entered into an agreement with Kai Di, pursuant to which Feng Hui would transfer its investment in Xinjiang Microcredit Refinancing Co., Ltd. to Kai Di, as a settlement of the loan payable of RMB 25,000,000. However due to the petitions filed by Li Yuqin and Microcredit Refinancing Co., Ltd (see Note 27), the Company’s equity investment in Microcredit Refinance was frozen by the Court and thus neither the Company’s transfer of equity investment to Kai Di nor Microcredit Refinance’s transfer of loan receivable to Kai Di was completed.

CHINA LENDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17.	LOANS FROM THIRD PARTIES

Lender name	Interest rate	Term	December 31, 2018	December 31, 2017
Urumqi Changhe Financing Guarantee Co., Ltd.	Fixed annual rate of 7.0%	Repayment on demand	$2,179,539	$-
Urumuqi National Economic Financing and Guarantee Co., Ltd.	Fixed annual rate of 7.0%	Repayment on demand	1,132,663	-
			$3,312,202	-

During the year ended December 31, 2018, Changhe and Urumuqi National Economic repaid on behalf of the Company the bank loans of US$2,179,539 and US$1,132,663 due to Shanghai Pudong Development Bank (“SPDB”). Accordingly the Company settled the bank loans due to SPDB and recorded a loan due to Changhe and Urumuqi National Economic, respectively. The loan was charged of interest expenses at an interest rate of 7% per annum and was repaid on demand. For the year ended December 31, 2018, the interest expenses charged on the loan due to Changhe and Urumuqi National Economic was US$238,040 and US$124,805, respectively.

18.	SECURED LOAN PAYABLE

The following is a summary of the Company’s secured loan payable as of December 31, 2018 and 2017:

			December 31,	December 31,
Lender name	Interest rate	Term	2018	2017
China Great Wall Assets Management Co. Ltd. (“China Great Wall”)	Fixed annual rate of 11.0%	From October 29, 2016 to October 28, 2017	$14,510,876	$15,336,412
Hangzhou Jingyuan Investment Management Co., Ltd (“Hangzhou Jingyuan)	Fixed annual rate of 1.29%	From December 28, 2018 to February 27, 2019*	50,889,845	-
Hangzhou Jingyuan Investment Management Co., Ltd	Fixed annual rate of 6.0%	From December 29, 2018 to June 28, 2019	8,723,973	-
Hangzhou Jingyuan Investment Management Co., Ltd	Fixed annual rate of 6.0%	From December 12, 2018 to December 12, 2019	5,088,985	-
			$79,213,679	$15,336,412

*The loan was repaid in the month of January 2019.

Secured loan due to China Great Wall

As of December 31, 2018, the secured loan payable due to China Great Wall was overdue. Interest and financing expenses charged for the secured loan payable was US$nil, US$1,303,909, and US$2,442,527 for the years ended December 31, 2018, 2017 and 2016, respectively. Default interest was US$469,149, US$472,975 and US$nil for the year ended December 31, 2018, 2017 and 2016, respectively. Penalties for default payment of principals and interests was US$2,157,006, US$1,476,588, and US$nil for the years ended December 31, 2018, 2017 and 2016, respectively.

The secured loan payable was guaranteed by shareholders of the Feng Hui (See Note 25), and Feng Hui pledged US$4,966,849 and US$5,310,886 loans receivable from its customers as of December 31, 2018 and 2017, respectively, to secure this loan for the lender.

On January 16, 2018, the Company has received a subpoena to action from Xinjiang superior people’s court. China Great Wall Assets Management Co, Ltd has sued the Company and the guarantors to the court for the default loan and penalties. On September 18, 2018, Xinjiang Superior People’s Court adjudicated that the Company shall repay the principal, interest and penalties owed to China Great Wall Assets Management Co, Ltd, aggregating US$16.4 million (RMB 112.6 million). The Company is now in the process of appeal. The Company is in the progress of appeal. The company is actively negotiating with China Great Wall Assets Management Co, Ltd about the debt restructuring, but there is no agreement achieved.

CHINA LENDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18.	SECURED LOAN PAYABLE (CONTINUED)

Secured loans due to Hangzhou Jingyuan

During the year ended December 31, 2018, Zhiyuan borrowed loans aggregating US$64,702,803 from Hangzhou Jingyuan, a third party to support its loan services. The loans were charged of interest expenses at an interest rate of ranging between 1.29% and 6% per annum. For the year ended December 31, 2018, the interest expenses charged on the loan due to Jingyuan was US$25,118.

19.	OTHER LIABILITIES

Other liabilities as of December 31, 2018 and 2017 consisted of:

	December 31, 2018	December 31, 2017

Interest payable	$10,617,533	$4,220,626
Accruals	142,753	97,591
Other payables	415,224	297,802
Long-term debt	4,071,188	4,337,633
	$15,246,698	$8,953,652

On November 16, 2016, Feng Hui received a loan of US$2,879,865 (RMB 20,000,000) from Urumqi High-speed Railway Hub Comprehensive Development & Construction Investment Co., Ltd. with maturity date of November 15, 2021 from November 16, 2016. The interest rate is 1% and the principal is due upon maturity.

On August 25, 2017, Feng Hui received a loan of US$1,229,372 from Xinjiang software park Co., Ltd. with maturity date of August 24, 2022 from August, 2017. The interest rate is 1% and the principal is due upon maturity.

20.	OTHER OPERATING EXPENSES

Other operating expenses for the years ended December 31, 2018, 2017 and 2016 were consisted of:

	For The Years Ended December 31,
	2018	2017	2016
Depreciation and amortization	$25,057	$45,093	$40,004
Legal and professional expenses	1,069,445	759,563	1,276,271
Office related expenses	489,078	949,807	1,131,255
Travel and entertainment	95,977	298,938	218,618
Total	$1,679,557	$2,053,401	$2,666,148

CHINA LENDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21.	DIVIDEND PAYABLE

On January 20, 2017, the company paid 519,156 common share dividends.

On March 21, 2017, the company announced a dividend of US$0.036 per ordinary share which represents an amount equal to twenty-five percent (25%) of (i) the Company’s consolidated net income for the period beginning October 1, 2016 through December 31, 2016, less (ii) the amount of dividends paid, payable or otherwise accrued as preferred dividends with respect to the Company’s Series A preferred shares for such period. On April 24, 2017, the Company has paid 129,872 common share dividends.

On May 26, 2017, the Company announced a dividend of US$0.047 per ordinary share which represents an amount equal to twenty-five percent (25%) of (i) the Company’s consolidated net income for the period beginning January 1,2017 through March 31,2017, less (ii) the amount of dividends paid, payable or otherwise accrued as preferred dividends with respect to the Company’s Series A preferred shares for such period. the dividend was paid on June 23, 2017 to holders of record of the Company’s ordinary share on June 5, 2017. On June 23, 2017, the Company has paid 210,925 common share dividends.

As of December 31, 2018 and 2017, there were 25,288,003 and 23,758,817 ordinary shares issued and outstanding. Dividends payable on ordinary share as of December 31, 2018 and 2017 were US$480,000 and US$480,000, respectively.

22.	STATUTORY RESERVE

In accordance with PRC regulations, the subsidiaries and VIE of the Company in the PRC are required to provide a statutory reserve, which is appropriated from net income as reported in the Company’s statutory accounts. The Company is required to allocate 10% of its annual after-tax profit to the statutory reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. The statutory reserves can only be used for specific purposes and are not distributable as cash dividends. For the year ended December 31, 2018, the Company incurred net loss from its operations and did not provide a statutory reserve. As of December 31, 2018 and 2017, total statutory reserves were US$6,621,063 and US$6,621,063, respectively.

CHINA LENDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23. TAXATION

British Virgin Islands

Under the current laws of the British Virgin Islands, China Lending Corporation and Adrie are not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

Feng Hui Holding is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax laws, Feng Hui Holding is exempted from income tax on its foreign-derived income and there are no withholding taxed in Hong Kong on remittance of dividends.

PRC

Jing Kai, Ding Xin, Ding Tai, Feng Hui, Zhiyuan and Zeshi are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. The EIT rate for companies operating in the PRC is 25%. Feng Hui is a qualified enterprise engaged in industry list of Western Development Strategy and is therefore entitled to preferential tax rate of 15% till December 31, 2020. As of December 31, 2018, income tax returns for the tax years ended December 31, 2012 through December 31, 2017 remain open for statutory examination by PRC tax authorities.

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. For the years ended December 31, 2018, 2017 and 2016, the Company had no unrecognized tax benefits.

CHINA LENDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23. TAXATION (CONTINUED)

Income taxes that are attributed to the operations in the PRC consist of:

	For the years ended December 31,
	2018	2017	2016
Income tax expense is comprised of:
Current income tax	$17,635	$1,869,437	$4,789,085
Deferred income tax expense (benefit)	-	885,312	(667,747)
Total	$17,635	$2,754,749	$4,121,338

Deferred income taxes are primarily recognized for provision for loan losses. Deferred income tax was measured using the enacted income tax rates for the periods in which they are expected to be reversed.

During the years ended December 31, 2018 and 2017, there were no income taxes attributable to the operations in Jing Kai, Ding Xin, Ding Tai and Feng Hui. As of December 31, 2018 and 2017, the Company had net operating loss carryforwards of US$5,137,726 and US$nil, respectively, which will expire in 2023. The Company reviews deferred tax assets for a valuation allowance based upon whether it is more likely than not that the deferred tax asset will be fully realized. At December 31, 2018 and 2017, full valuation allowance is provided against the deferred tax assets based upon management’s assessment as to their realization.

The tax effects of temporary differences that give rise to the following approximate deferred tax assets as of December 31, 2018 and 2017 are presented below:

	December 31,	December 31,
	2018	2017
Accrued interest receivable	52,930	267,208
Accrued interest payable	1,058,637	442,258
Provision for loan losses	21,300,459	9,609,133
Accruals	22,093	20,250
Investment impairment	545,248	-
Net operating losses carryforwards	787,092	-
Deferred tax assets	$23,766,459	$10,338,849
Valuation allowance	(23,766,459)	(10,338,849)
Deferred tax assets, net	$-	$-

The Company evaluates its valuation allowance requirements at the end of each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When circumstances cause a change in management’s judgement about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in net loss. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryforward period available under applicable tax law.

CHINA LENDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23. TAXATION (CONTINUED)

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2018 and 2017, the Company did not have any significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit.

The effective tax rates for the years ended December 31, 2018, 2017 and 2016 were (0.0)%, (5.3)% and 19.3%, respectively. The reconciliation between the effective income tax rate and the PRC statutory income tax rate of 25% is as follows:

	For the years ended December 31,
	2018	2017	2016
PRC statutory tax rate	25.0%	25.0%	25.0%
Effect of preferential income tax rate	(9.6)	(9.8)	(8.3)
Effect of different income tax rate in other jurisdictions	(0.3)	-	-
Effect of non-deductible expenses	(0.0)	0.0	0.1
Provision for DTA allowance	(15.1)	(19.1)	0.0
Others	(0.0)	(1.4)	2.5
Effective tax rate	(0.0)%	(5.3)%	19.3%

The enterprise income tax payable was as follows:

	December 31,	December 31,
	2018	2017
Income Tax Payable	$803,650	$847,528

24.	(loss) earnings PER SHARE

The following table sets forth the computation of basic and diluted (loss) earnings per common share for the years ended December 31, 2018, 2017 and 2016, respectively:

	For The Years Ended December 31,
	2018	2017	2016
Net (Loss) Income	$(94,126,307)	$(54,783,273)	$17,278,404
Dividend – Convertible Redeemable Class A preferred stock	(686,400)	(686,400)	(333,327)
Net loss attributable to noncontrolling interests	(76)	-	-
Net (loss) income attributable to ordinary shareholders	(94,812,783)	(55,469,673)	16,945,077

Weighted-average common shares outstanding – basic	24,380,051	17,343,763	18,353,249
Weighted-average common shares outstanding – diluted	24,380,051	17,343,763	21,871,632
(Loss) Earnings per share to ordinary shareholders – Basic	$(3.89)	$(3.20)	$0.92
(Loss) Earnings per share to ordinary shareholders – Diluted	$(3.89)	$(3.20)	$0.77

Basic loss per share to the ordinary shareholders are computed by dividing the net loss   attributable to the ordinary shareholders by the weighted average number of common shares outstanding during the year. Diluted loss per share is the same as basic loss per share due to the lack of dilutive items in the Company for the years ended December 31, 2018 and 2017. The number of warrants, Class A preferred shares are omitted excluded from the computation as the anti-dilutive effect.

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

CHINA LENDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25. Related Party Transactions AND BALANCES

A.	Loans to related parties- Loans paid to related parties of the Company, and outstanding balances were as follows:

	Loans paid to Related Parties		Balance of Loans Receivable from Related Parties
	During the years ended December 31,		As of December 31,	As of December 31,
	2018	2017	2018	2017
Related companies of non-controlling investors of Feng Hui	$-	$8,083,119	$490,724	$1,244,739

Interest income derived from the above loans to related parties were US$nil, US$293,395, US$491,080 for the years ended December 31, 2018, 2017 and 2016, respectively. These loans were made in the normal course of the Company’s lending operation. The interest rates on the above loans ranged between 12%-17.4% for the years ended December 31, 2018 and 2017, and ranged between 17.4%~24% for the year ended December 31, 2016. For the years ended December 31, 2018, 2017 and 2016, a provision for loan losses of US$714,145, US$2,322,898 and US$nil was provided for the loans receivable from related parties.

B.	Loans received from a cost investment investee

Lender name	Interest rate	Term	December 31, 2018	December 31, 2017
Xinjiang Microcredit Refinancing Co. Ltd.	Fixed annual rate of 12.0%	From August 23, 2016 to August 22, 2017	$3,634,989	$3,841,787
Xinjiang Microcredit Refinancing Co. Ltd.	Fixed annual rate of 12.0%	From August 30, 2016 to November 29, 2017	2,180,993	2,305,072
Xinjiang Microcredit Refinancing Co. Ltd.	Fixed annual rate of 12.0%	From September 1, 2016 to November 30, 2017	1,453,996	1,536,715
Xinjiang Microcredit Refinancing Co. Ltd.	Fixed annual rate of 12.0%	From September 19, 2016 to March 18, 2018	7,269,978	7,683,572
Total loans from a cost method investee			$14,539,956	$15,367,146

Interest expenses charged for the loans from the cost method investee were US$191,447, US$1,647,722 and US$1,818,656 for the years ended December 31, 2018, 2017 and 2016, respectively. Penalties for default payment of principal and interest were US$2,448,498, US$882,864 and US$nil for the years end December 31, 2018, 2017, and 2016, respectively.

C.	Guarantees

-	Guarantees of the loans receivable provided by the Company’s shareholders and related parties of the Company, and outstanding balances were as follows:

	For the years ended December 31,		As of December 31,	As of December 31,
Shareholders and related parties	2018	2017	2018	2017
Non-controlling shareholders of the Company	$-	$109,441,744	$-	$18,967,669
Related companies of a non-controlling shareholder of the Company	1,964,844	109,414,083	45,395,196	51,510,675
	$1,964,844	$218,855,827	$45,395,196	$70,478,344

CHINA LENDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25. Related Party Transactions AND BALANCES (Continued)

C.	Guarantees (continued)

-	Guarantees of the bank loans provided by the Company’s shareholders and related parties of the Company were as follows:

Bank name	Aggregated Principal	As of December 31, 2018	Shareholders and related parties
Tianshan Rural Commercial Bank	$7,996,976	$6,529,644	General manager of the Company and a non-controlling shareholder of the Company
Bank of Urumqi Co., Ltd	1,453,996	1,453,996	General manager of the Company and a non-controlling shareholder of the Company
	$9,450,972	$7,983,640

Bank name	Aggregated Principal	As of December 31, 2017	Shareholders and related parties
Tianshan Rural Commercial Bank	$8,451,931	$6,910,343	General manager of the Company and a non-controlling shareholder of the Company
Bank of Urumqi Co., Ltd	1,536,715	1,536,715	General manager of the Company and a non-controlling shareholder of the Company
Shanghai Pudong Development Bank	3,534,444	3,534,444	General manager of the Company and non-controlling shareholders of the Company
	$13,523,090	$11,981,502

-	Guarantees of the secured loans and loans from a cost investment investee provided by the Company’s shareholders and related parties of the Company were as follows:

As of and for the year ended December 31, 2018:

Lender name	Principal	As of December 31, 2018	Shareholders and related parties
China Great Wall Assets Management Co. Ltd.	$14,510,876	$14,510,876	Non-controlling shareholders of the Company
Xinjiang Microcredit Refinancing Co., Ltd.	14,539,956	14,539,956	Non-controlling shareholders of the Company
Hangzhou Jingyuan Investment Management Co., Ltd	59,613,818	59,613,818	Non-controlling shareholders of the Company
	$88,664,650	$88,664,650

As of and for the year ended December 31, 2017:

Lender name	Principal	As of December 31, 2017	Shareholders and related parties
China Great Wall Assets Management Co. Ltd.	$15,336,412	$15,336,412	Non-controlling shareholders of the Company
Xinjiang Microcredit Refinancing Co., Ltd.	15,367,146	15,367,146	Non-controlling shareholders of the Company
	$30,703,558	$30,703,558

CHINA LENDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26. Concentration of Credit Risks

As of December 31, 2018 and 2017, the Company held cash of US$1,311,749 and US$1,220,380, respectively, that was uninsured by the government authority. To limit exposure to credit risk relating to deposits, the Company primarily places cash deposits only with large financial institutions in the PRC with acceptable credit ratings.

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

As of December 31, 2018, the loan receivable due from one customer accounted for 23% of total loan receivable. As of December 31, 2017, no customer accounted for more than 10% of total loan balance.

27. Commitments and Contingencies

Legal proceedings

For the year ended December 31, 2018, the Company was involved in five lawsuits with its loan customers for the aggregated claim of delinquent balances of US$2.95 million, and in which the Company is a defendant. The amount which the Company is being sued for delinquent balances owned to two third parties is approximately US$4.64 million (RMB 30.7 million).

In addition, during the year ended December 31, 2018, Xinjiang Superior People’s Court adjudicated that the Company shall repay the principal, interest and penalties owed to China Great Wall Assets Management Co, Ltd, aggregating US$16.4 million (RMB 112.6 million). The Company is now in the process of appeal. The company is actively negotiating with China Great Wall Assets Management Co, Ltd about the debt restructuring, but there is no agreement achieved.

28. SUBSEQUENT EVENTS

1) Letter of intention with Zhejiang Lixin Enterprise Management Holding Co., Ltd. (“Lixin”)

In January 2019, the Company signed a framework agreement (the “Agreement”) to acquire up to 80.4592% of equity interest in Zhejiang Lixin Enterprise Management Holding Co., Ltd. (“Lixin”), a diversified financial services company which the Company currently holds a 1% equity interest following a transaction completed in the same month.

Pursuant to such framework agreement, the Company will acquire up to 80.4592% of equity interest in Lixin from six selling shareholders of Lixin by issuing new shares and/or using cash on hand.

The proposed transaction is expected to be consummated through multiple closings with the first closing by June 30, 2019, subject to further review and approval of the Company’s Board of Directors and/or shareholders, if needed, as well as other customary closing conditions. There is no guarantee that the transaction contemplated under the framework agreement will be consummated as planned or at all. The Company expects that the acquisition of equity interests in Lixin, if consummated, has the potential of transforming the Company into a profitable and well diversified financial services company with geographical outreach well beyond the Xinjiang Uyghur Autonomous Region.

2) Approval for disposition of Xin Quan

In April 2019, the Board of Directors unanimously approved the disposition of Xin Quan. As of the date of disposition, Xin Quan was not engaged in any operations, nor it had any net assets.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1*	Amended and Restated Memorandum and Articles of Association
2.1	Underwriting Agreement, dated September 30, 2014, between the Company and EarlyBirdCapital, Inc. as representative for the underwriters (1)
2.2	Business Combination Marketing Agreement, dated September 30, 2014, between the Company and EarlyBirdCapital, Inc. (1)
2.3	Specimen Ordinary shares Certificate (2)
2.4	Specimen Warrant Certificate (2)
2.5	Warrant Agreement, dated September 30, 2014, between the Company and Continental Stock Transfer & Trust Company (1)
2.6	Rights Agreement, dated September 30, 2014, between the Company and Continental Stock Transfer & Trust Company (1)
2.7	Form of Unit Purchase Option between the Registrant and EarlyBirdCapital, Inc. (2)
4.1	Letter Agreement, dated September 30, 2014, among the Company, EarlyBirdCapital, Inc. and each shareholder, director and officer of the Company (1)
4.2	Amended and Restated Investment Management Trust Agreement, dated April 1, 2016, between the Company and Continental Stock Transfer & Trust Company (6)
4.3	Administrative Services Agreement, dated September 30, 2014, between the Company and DeTiger Holdings Limited (1)
4.4	Escrow Agreement, dated September 30, 2014, among the Company, initial shareholders and Continental Stock Transfer & Trust Company (1)
4.5	Securities Purchase Agreement, dated June 5, 2014, between the Company and Emily Chui-Hung Tong (2)
4.6	Securities Purchase Agreement, dated June 5, 2014, between the Company and Stephen N. Cannon (2)
4.7	Securities Purchase Agreement, dated June 8, 2014, between the Company and DeTiger Holdings Limited (2)
4.8	Unit Purchase Agreement, dated August 26, 2014, between the Registrant and DeTiger Holdings Limited (2)
4.9	Unit Purchase Agreement, dated August 26, 2014, between the Registrant and EarlyBirdCapital, Inc. (2)
4.10	Registration Rights Agreement, dated September 30, 2014, between the Company and security holders (1)
4.11	Form of Indemnity Agreement (3)
4.12	Sponsor Warrants Purchase Agreement, dated September 22, 2014, between the Registrant and sponsor (4)
4.13	Share Exchange Agreement, dated as of January 11, 2016, by and among DT Asia Investments Limited, DeTiger Holdings Limited, in the capacity as the DT Representative thereunder, Adrie Global Holdings Limited, the shareholders of Adrie Global Holdings Limited, and Li Jingping, in the capacity as the Seller Representative thereunder (5)
4.14	Amended and Restated Convertible Promissory Note, dated June 14, 2016 (7)
4.15	Registration Rights Agreement, dated as of July 6, 2016, by and among DT Asia Investments Limited, DeTiger Holdings Limited, in the capacity as the DT Representative and shareholders of Adrie Global Holdings Limited (8)
4.16	Lock-Up Agreement, dated as of July 6, 2016, by and among DT Asia Investments Limited, DeTiger Holdings Limited, in the capacity as the DT Representative and shareholders of Adrie Global Holdings Limited named as Investors therein (8)
4.17	Escrow Agreement, dated as of July 6, 2016, by and among DT Asia Investment Limited, Li Jingping, in the capacity as the Seller Representative, and Continental Stock Transfer & Trust Company as escrow agent (8)
4.18	Li Jingping Employment Agreement, dated September 9, 2016 (9)
4.19*	Liu Zhigang Employment Agreement, dated March 1, 2019
4.20	Letter Agreement, dated April 6, 2018 by and between FT Global Capital, Inc. and China Lending Corporation (10)
4.21	Form of Securities Purchase Agreement, dated July 6, 2018 (10)
4.22	Form of Warrant (10)

Exhibit No.	Description
8.1*	Subsidiaries of Registrant
12.1*	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a)
13.1*	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
23.1*	Consent of UHY

*	Filed herewith

(1)	Incorporated by reference to the Company’s Form 8-K, filed with the SEC on October 6, 2014.

(2)	Incorporated by reference to the Company’s Form S-1/A, filed with the SEC on August 27, 2014.

(3)	Incorporated by reference to the Company’s Form S-1/A, filed with the SEC on September 11, 2014.

(4)	Incorporated by reference to the Company’s Form S-1/A, filed with the SEC on September 23, 2014.

(5)	Incorporated by reference to the Company’s Form 8-K, filed with the SEC January 13, 2016.

(6)	Incorporated by reference to the Company’s Form 8-K, filed with the SEC on April 5, 2016.

(7)	Incorporated by reference to the Company’s Form 8-K, filed with the SEC on June 14, 2016.

(8)	Incorporated by reference to the Company’s Form 8-K, filed with the SEC on July 11, 2016.

(9)	Incorporated by reference to the Company’s Form 8-K, filed with the SEC on September 13, 2016.

(10)	Incorporated by reference to the Company’s 6-K, filed with the SEC on July 6, 2018.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA LENDING CORPORATION

Date: April 26, 2019	By:	/s/ Li Jingping
	Name:	Li Jingping
	Title:	President, Chief Executive Officer and Chairwoman

Pursuant to the requirements of the Securities Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities on the dates indicated. Each person whose signature appears below hereby authorizes Li Jingping as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him or her and in his or her name, place and stead, in any and all capacities to sign any and all amendments to this report, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission.

Name	Position	Date

/s/ Li Jingping	President, Chief Executive Officer and Chairwoman	April 26, 2019
Li Jingping	(Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

/s/ Xu Yiguo	Director	April 26, 2019
Xu Yiguo

/s/ Si Shen	Director	April 26, 2019
Si Shen

/s/ Liu Zhigang	Vice President, Director	April 26, 2019
Liu Zhigang

/s/ John Chen	Director	April 26, 2019
John Chen