Form 20-F
period 2019-12-31
Roan Holdings Group Co., Ltd.
filed 2020-06-26
CIK 1611852

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

  for the transition period from __________ to ___________

Commission file number: 001-36664

Roan Holdings Group Co., Ltd.

(Exact name of the Registrant as specified in its charter)

British Virgin Islands

(Jurisdiction of incorporation or organization)

147 Ganshui Lane, Yuhuangshannan Fund Town

Shangcheng District

Hangzhou, Zhejiang, China

(Address of principal executive offices)

Zhigang Liu, Chief Executive Officer

Telephone: +86-571-8662-1775

Email: zhigang.Liu@roanholdingsgroup.com

(Name, Telephone, E-mail of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class	Symbol	Name of the principal U.S. market
Ordinary Shares, no par value	RAHGF	OTCMKTS
Warrants	RONWF	OTCMKTS

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

i

ii

CERTAIN INFORMATION

In this Annual Report on Form 20-F, or the “Annual Report”, unless the context indicates otherwise, all references to the terms the “Company,” “we,” “us” and “our” refer to Roan Holdings Group Co., Ltd., giving effect to the Lixin Acquisition (as defined below), and all references to “China” or “PRC” and the “Chinese government” refer to the People’s Republic of China and its government. In this Annual Report, all references to “Renminbi,” or “RMB” are to the legal currency of China and all references to “USD” “U.S. dollars,” “dollars,” “$” or “US$” are to the legal currency of the United States.

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

The audited financial statements for the years ended December 31, 2019, 2018 and 2017 in this Annual Report have been prepared in accordance with accounting principles generally accepted in the United States, or “U.S. GAAP.”

FORWARD-LOOKING STATEMENTS

This Annual Report contains statements that may be deemed to be “forward-looking statements” within the meaning of the federal securities laws. These statements relate to anticipated future events, future results of operations and/or future financial performance. In some cases, you can identify forward-looking statements by their use of terminology such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “future,” “intend,” “may,” “ought to,” “plan,” “possible,” “potentially,” “predicts,” “project,” “should,” “will,” “would,” negatives of such terms or other similar terms. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The forward-looking statements in this Annual Report include, without limitation, statements relating to:

●	our goals and strategies;

●	our future business development, results of operations and financial condition;

●	our estimates regarding expenses, future revenues, capital requirements and our need for additional financing;

●	our estimates regarding the market opportunity for our services;

●	the impact of government laws and regulations;

●	our ability to recruit and retain qualified personnel;

●	our failure to comply with regulatory guidelines;

●	uncertainty in industry demand;

●	general economic conditions and market conditions in the finance industry;

●	future sales of large blocks or our securities, which may adversely impact our share price; and

●	depth of the trading market in our securities.

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

The following table summarizes our financial data. We have derived the summary statements of comprehensive income data for the three years ended December 31, 2019, 2018 and 2017 and the statements of financial position data as of December 31, 2019 and 2018 from our audited financial statements included elsewhere in this Annual Report. We have derived the selected financial data as of December 31, 2016 and 2015 from our audited financial statements not included in this Annual Report. Our financial statements have been prepared in accordance with U.S. GAAP.

Certain factors that affect the comparability of the information set forth in the following table are described in Item 5 “Operating and Financial Review and Prospects” and the Financial Statements and related notes thereto included elsewhere in this Annual Report.

Statements of Operations and Comprehensive (Loss) Income

	For the Years Ended December 31,
	2019	2018	2017	2016	2015

Revenues from services	$639,220	$71,568	$-	$-	$-
Cost of services	(8,080)	-	-	-	-
Net revenues from services	631,140	71,568	-	-	-

Commissions and fees on financial guarantee services	8,797	-	-	-	-
Provision for financial guarantee services	(5,008)	-	-	-	-
Commission and fee income on guarantee services, net	3,789	-	-	-	-

Interest and fees income
Interest and fees on direct loans	1,153	15,035	1,628,525	6,837,230	2,447,051
Interest income on loans due from third parties	34,707	-	-	-	-
Interest income from factoring business	2,782,332	35,229	-	-	-
Interest income on deposits with banks	64,636	418	537	1,613	105
Total interest and fee income	2,882,828	50,682	1,629,062	6,838,843	2,447,156

Interest expense
Interest expenses and fees on secured loans	(2,218,815)	(25,118)	-	-	-

Net interest (loss) income	664,013	25,564	1,629,062	6,838,843	2,447,156

Provision for loan losses	(2,244,601)	(2,176,216)	(565,187)	(17,158)	(16,055)

Net interest (loss) income after provision for loan losses	(1,580,588)	(2,150,652)	1,063,875	6,821,685	2,431,101

Operating (loss) income	(945,659)	(2,079,084)	1,063,875	6,821,685	2,431,101

Other income, net	-	-	-	93	-

Total operating expenses
Salaries and employee surcharge	(512,314)	(572,117)	(518,015)	(776,557)	(163,290)
Business taxes and surcharge	(352)	(714)	(9,879)	(49,295)	(9,029)
Other operating expenses	(1,384,907)	(1,468,738)	(1,691,387)	(2,309,461)	(69,566)
Changes in fair value of warrant liabilities	530,863	748,346	-	-	-
Total operating expenses	(1,366,710)	(1,293,223)	(2,219,281)	(3,135,313)	(241,885)

(Loss) Income before income taxes	(2,312,369)	(3,372,307)	(1,155,406)	3,686,465	2,189,216
Income tax expenses	(244,741)	(17,635)	(250,245)	(1,285,094)	(578,296)

Net (loss) income from continuing operations	(2,557,110)	(3,389,942)	(1,405,651)	2,401,371	1,610,920

Net income (loss) from discontinued operations, net of income tax	26,846,018	(90,736,365)	(53,377,622)	14,877,033	12,508,894

Net income (loss)	24,288,908	(94,126,307)	(54,783,273)	17,278,404	14,119,814
Dividend – convertible redeemable Class A preferred share	(686,400)	(686,400)	(686,400)	(333,327)	-
Net income attributable to noncontrolling interests	(76,108)	(76)	-	-	-
Net income (loss) attributable to Roan Holding Group Co., Ltd.’s shareholders	$23,526,400	$(94,812,783)	$(55,469,673)	$16,945,077	$14,119,814
Other comprehensive (loss) income
Foreign currency translation adjustment	1,435,262	(29,318)	5,608,353	(7,530,549)	(5,714,112)
Reclassified to net gain from discontinued operations	2,691,969	-	-	-	-
	4,127,231	(29,318)	5,608,353	(7,530,549)	(5,714,112)

Comprehensive income (loss)	28,416,139	(94,155,625)	(49,174,920)	9,747,855	8,405,702

Other comprehensive income attributable to noncontrolling interests	(97,733)	-	-	-	-
Dividend – convertible redeemable Class A preferred share	(686,400)	(686,400)	(686,400)	(333,327)	-
Net income attributable to noncontrolling interests	(76,108)	(76)	-	-	-
Total comprehensive income (loss) attributable to Roan Holdings Group Co., Ltd.’s shareholders	$27,555,898	$(94,842,101)	$(49,861,320)	$9,414,528	$8,405,702

Weighted average number of ordinary share outstanding
Basic	25,287,887	24,380,051	17,343,763	18,353,249	20,859,953
Diluted	25,287,887	24,380,051	17,343,763	21,871,632	20,859,953

Earnings (Loss) per share
Net earnings (loss) per share – Basic	$0.93	$(3.89)	$(3.20)	$0.92	$0.68
Net earnings (loss) per share – Diluted	$0.93	$(3.89)	$(3.20)	$0.77	$0.68
Net loss per share from continuing operations - Basic	$(0.13)	$(0.17)	$(0.12)	$0.11	$0.08
Net (loss) earnings per share from continuing operations - Diluted	$(0.13)	$(0.17)	$(0.12)	$0.09	$0.08
Net earnings (loss) per share from discontinued operations - Basic	$1.06	$(3.72)	$(3.08)	$0.81	$0.60
Net earnings (loss) per share from discontinued operations - Diluted	$1.06	$(3.72)	$(3.08)	$0.68	$0.60

Balance Sheet

	For the Years Ended December 31,
	2019	2018	2017	2016	2015

Cash and cash equivalents for continuing operations	$6,911,592	$1,301,124	$1,179,878	$4,193,190	$728,521
Total assets for continuing operations	$55,389,282	$69,144,144	$6,192,846	$7,800,613	$2,252,944
Total assets for discontinued operations	$-	$26,524,386	$113,427,423	$151,155,958	$150,097,392
Total liabilities for continuing operations	$5,296,461	$66,031,719	$775,664	$5,482,948	$711,237
Total liabilities for discontinued operations	$-	$55,984,465	$52,095,258	$40,304,476	$48,269,245
Total shareholders’ equity (deficit)	$32,982,300	$(36,000,257)	$57,783,220	$104,255,820	$103,369,854

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk factors

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

Risks Factors Relating to the Company’s Business and Operations

The Company has had a lot of structural changes recently and we cannot guarantee the new structure will work well.

For the fiscal years ended December 31, 2019 and 2018, we were unable to achieve similar results and grow at the same rate as the Company has in the past. While the Company finished the Lixin Acquisition in December 2019 and has incorporated the business of Lixin Financial Holdings Group Limited (“Lixin Cayman”) and its subsidiaries, it is still difficult to evaluate our prospects, as we may not have sufficient experience in managing the changes and addressing the risks to which companies operating in new and rapidly evolving markets such as the financial guarantee industry may be exposed. The Company will continue to encounter risks and difficulties that companies at a similar stage of development frequently experience, including the potential failure to:

●	obtain sufficient working capital and increase its registered capital to support expansion of its financial guarantee business, asset management, supply chain financing and business factoring;

●	comply with any changes in the laws and regulations of the PRC or local province that may affect its operations;

●	expand its customer base;

●	maintain adequate control of default risks and expenses allowing it to realize anticipated revenue growth;

●	implement its customer development, risk management of national growth and acquisition strategies and plans and adapt and modify them as needed;

●	integrate any future acquisitions; and

●	anticipate and adapt to changing conditions in the Chinese financing industry resulting from changes in government regulations, mergers and acquisitions involving its competitors, and other significant competitive and market dynamics.

If the Company is unable to address any or all of the foregoing risks, its business may be materially and adversely affected.

Public health epidemics or outbreaks such as COVID-19 could adversely impact our business.

Our business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, such as the COVID-19 outbreak and spread, which could significantly disrupt our operations. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. The COVID-19 outbreak and spread is causing lockdowns, quarantines, travel restrictions, and closures of businesses and schools. Due to COVID-19 outbreak, our facilities remained closed or had limited business operations after the Chinese New Year holiday until early March 2020. In addition, COVID-19 has caused severe disruptions in transportation, limited access to our facilities and limited support from workforce employed in our operations, and as a result, we may experience the delays in provision of financial guarantee services and consulting services to our customers. Although we have taken all possible measures to overcome the adverse impact derived from the COVID-19 outbreak and have resumed our normal business activities in early March 2020, it is estimated that a lower amount of revenue and profit during the period from February to April 2020. The extent to which the coronavirus impacts our results for fiscal year 2020 will depend on certain future developments, including the duration and spread of the outbreak, emerging information concerning the severity of the coronavirus and the actions taken by governments and private businesses to attempt to contain the coronavirus, all of which is uncertain at this point.

Our limited operating history makes it difficult to evaluate their business and prospects.

In general we have a limited operating history. For example, the income from Zhiyuan Commercial Factoring (Guangzhou) Co., Limited (“Zhiyuan”) and Hangzhou Zeshi Investment Partners (“Zeshi”) constituted the majority of the revenue of the Company in fiscal 2019. However, they were incorporated at the end of 2018 and have a limited operating history. We are not sure about their future development and their income in 2019 may not be indicative of future performance.

Feng Hui Ding Xin (Beijing) Financial Consulting Co., Limited (“Ding Xin”) was formed in the second quarter of 2015. Ding Xin commenced operations in August 2015 but it mainly acted as the WFOE (a wholly foreign-owned enterprise) of the VIE which we divested towards the end of 2019. It incorporated a branch company in Xinjiang in 2015 for finance consulting business.

Ningbo Ding Tai Financial Leasing Co., Limited (“Ding Tai”) was formed in the December of 2016. While it incorporated Zeshi in 2019 and Zeshi (Hangzhou) Health Management Co., Ltd. (“Zeshi Health”) and Nibo Zeshi Insurance Technology Co., Ltd. (“Zeshi Insurance”) in 2020, itself has not commenced operations.

The operating subsidiaries under Lixin Cayman also have a limited operating history. While Zhejiang Jing Yu Xin Financing Guarantee Co., Ltd. (“Zhejiang Jingyuxin”) was incorporated in 2013 and Zhejiang Lixin Enterprise Management Holding Group Co., Ltd.(“Zhejiang Lixin”) was incorporated in 2015, Lixin (Hangzhou) Asset Management Co., Ltd. (“LAM”) and Lixin Supply Chain Management (Tianjin) Co., Ltd. (“Lixin Supply Chain”) were incorporated in 2017.

The Company’s current operations in China are geographically limited to certain areas.

Our business focuses on Yangtze River Delta region and Pearl River Delta region. The Company’s future growth opportunities will depend on the growth and stability of the economy in these areas. A downturn in the economy of these areas or the implementation of provincial or local policies unfavorable to middle-sized and micro enterprises (“MSMEs”) may cause a decrease in the demand for the Company’s loan guaranty services and may negatively affect borrowers’ ability to repay their loans on a timely basis, both of which could have a negative impact on the Company’s profitability and business. Although it is open to and are trying to develop business in more areas, the Company still needs more time to expand its business geographically.

Regarding its financial guarantee services to MSMEs, the Company is subject to greater credit risks than larger guarantee providers, which could adversely affect its results of operations.

There are inherent risks associated with our financial guarantee activities, including credit risk, which is the risk that our customers may not repay us after we make payments for them according to our contracts. We provide financial guarantee services to MSMEs. These customers generally have fewer financial resources in terms of capital or borrowing capacity than larger entities and may have fewer financial resources to weather a downturn in the economy. Such customers may expose the Company to greater credit risks than guaranty providers guaranteeing for larger, better-capitalized state-owned businesses with longer operating histories. Conditions such as inflation, economic downturn, local policy change, adjustment of industrial structure and other factors beyond our control may increase our credit risk more than such events would affect larger guaranty providers. In addition, since we are still focusing on Yangtze River Delta region and Pearl River Delta region, our ability to geographically diversify the economic risks is currently limited by the local markets and economies. Also, decreases in local real estate value could adversely affect the values of the real property used as collateral in the financial guarantee business. Such adverse changes in the local economies may have a negative impact on the ability of customers to repay their loans and the value of their collateral and in turn our results of operations and financial condition may be adversely affected.

Competition in the financial industry is growing and could cause the Company to lose market share and revenues in the future.

We believe that the financial industry is an emerging market in China. We may face growing competition in the financial industry, and the Company believes that financial industry is becoming more competitive as this industry matures and begins to consolidate. The Company will compete other financial companies and some cash-rich state-owned companies or individuals that provide financial services to MSMEs. Some of these competitors have larger and more established customer bases and substantially greater financial, marketing and other resources than we have. As a result, the Company could lose market share and its revenues could decline, thereby adversely affecting our earnings and potential for growth.

The Company’s businesses will require highly qualified personnel, and if it is unable to hire or retain qualified personnel, then it may not be able to grow effectively.

The Company’s future success depends upon its ability to attract and retain highly qualified personnel. Establishment of Zeshi Insurance and Zeshi Health in the first quarter of 2020 with healthcare business and expansion   of the businesses of each operating company will require additional managers and employees with relevant industry experience, and its success will be highly dependent on its ability to attract and retain skilled management personnel and other employees. These operating companies may not be able to attract or retain highly qualified personnel. In addition, competition for skilled personnel is significant in China. This competition may make it more difficult and expensive to attract, hire and retain qualified managers and employees. The Company may incur additional expenses to recruit and retain qualified replacements and its businesses may be disrupted and its financial condition and results of operations may be materially and adversely affected. In addition, key managers may join a competitor or form a competing company. An operating company may not be able to successfully enforce any contractual rights with its management team, in particular in China, where all of these individuals reside or will reside.

The Company’s business continuity plans could prove to be inadequate, resulting in a material interruption in or disruption to, its business and a negative impact on the Company’s results of operations.

The Company relies on communications and information systems to conduct its business to some extent, and in general its ability to protect its systems against damage from fire, power loss, telecommunication failure, severe weather, natural disasters, terrorism or other factors is important to its operations. The computer systems and network infrastructure the Company uses could be vulnerable to unforeseen problems. While the Company has a business continuity plan and other policies and procedures designed to prevent or limit the effect of a failure or interruption of our information systems, there can be no assurance that any such failures or interruptions will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures or interruptions of our information systems could, among other things, damage the Company’s reputation or result in a loss of clients, which could have a material adverse effect on the Company’s results of operations.

The Company has no material insurance coverage, which could expose it to significant costs and business disruption.

Risks associated with the Company’s business and operations include, but are not limited to, clients’ failure to repay the outstanding principal and interest after we make the payments for them and loss reserves are not sufficient cover such failure, losses of key personnel, business interruption due to power loss or network failure, and risks posed by natural disasters including storms, floods and earthquakes, any of which may result in significant costs or business disruption. The Company does not maintain any credit insurance, business interruption insurance, general third-party liability insurance, nor does it maintain key-man life insurance or any other insurance coverage except the mandatory social insurance for employees. If the Company incurs any loss that is not covered by reserves, its business, financial condition and results of operations could be materially and adversely affected.

The Company maintains cash deposits with various banks. These cash accounts are not sufficiently insured or otherwise protected. Should any bank holding these cash deposits become insolvent, or if the Company is otherwise unable to withdraw funds, it could lose the cash on deposit with that particular bank or trust company.

The Company uses credit reports issued by the Credit Reference Center of the People’s Bank of China for credit records, which may not cover all accurate credit activities of guarantee customers.

The Company generally uses credit reports issued by the Credit Reference Center of the People’s Bank of China (“CCRC”) for guarantee customers’ credit records. According to the information from CCRC’s official website (http://www.pbccrc.org.cn/crc/), CCRC is a professional credit information service institution directly under the People’s Bank of China (“PBOC”) which collects comprehensive credit information about both enterprises and individuals throughout China. The 2,100 credit reports query points of the PBOC’s branches have covered almost all rural areas in China, and CCRC has 300,000 information query ports in financial institutions and networks around the country, and the credit information service network is used throughout China. As of the end of April 2015, CCRC’s database had collected credit information of over 860 million individuals and over 20 million enterprises and institutions, mainly from commercial banks as well as other financial institutions. However, the CCRC’s credit reports do not cover all credit and financing activities with all trust companies, leasing companies, asset management companies, direct lending companies, insurance companies, and other financial companies. Moreover, the PBOC had not established a credit reporting system until 1997 when it established the Bank Credit Registration System which upgraded to the CCRC in 2006. Therefore, CCRC’s credit reports may not be able to cover credit and financing activities that occurred before 1997. In addition, the accuracy of credit reports provided by CCRC may be mainly adversely affected: (1) reliability of information source; (2) victimized by criminals forging identity of the customers; (3) mistakes made by data entry operators; and (4) technical stability of CCRC’s computer system. Furthermore, despite using credit reports issued by the CCRC, privately-owned guarantors may be more susceptible to default than state-owned or public guarantors due to financial difficulties or fraud and therefore, the Company may have more difficulty enforcing guarantees from privately-owned guarantors than from state-owned or public guarantors. Finally, having clean credit history in the past does not preclude a guarantee customer from defaulting in the future.

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

The application of the M&A Rules with respect to the Company’s corporate structure remains unclear, with no current consensus existing among leading PRC law firms regarding the scope and applicability of the M&A Rules. We believe that the MOFCOM and CSRC approvals under the M&A Rules are not required in the context of the Business Combination and the Lixin Acquisition because we did not acquire Feng Hui’s equity or assets and Jing Kai and Ding Xin and Lixin Group are already foreign owned. However, we cannot be certain that the relevant PRC government agencies, including the CSRC and MOFCOM, would reach the same conclusion, and we cannot be certain that MOFCOM or the CSRC will not deem that the Business Combination or the Lixin Acquisition circumvented the M&A Rules, and other rules and notices, or that prior MOFCOM or CSRC approval is required for overseas financing.

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

If any of our subsidiaries fails to maintain the requisite registered capital, licenses and approvals required under PRC law, our business, financial condition and results of operations may be materially and adversely affected.

Numerous regulatory authorities of the central PRC government, provincial and local authorities are empowered to issue and implement regulations governing various aspects of the financial industry. Each of our subsidiaries may be required to obtain and maintain certain assets relevant to its business as well as applicable licenses or approvals from different regulatory authorities in order to provide its current services. These registered capital, licenses and approvals will be essential to the operation of the Company’s business. If any of our subsidiaries fails to obtain or maintain any of the required registered capital, licenses or approvals for its business, it may be subject to various penalties, such as confiscation of illegal net revenue, fines and the discontinuation or restriction of its operations. Any such disruption in its business operations could materially and adversely affect our business, financial condition and results of operations.

The business overlap of our subsidiaries could result in inefficiencies to the Company’s business.

We completed the Lixin Acquisition in December 2019. Most of our subsidiaries are in the financial industry and may conduct the same business. On one hand they may share resources and expand their own businesses. On the other hand, they may target the same clients and compete with each other. This could reduce the efficiency of the Company as a whole. For example, Zeshi has commenced operations of asset management from 2019. Lixin (Hangzhou) Asset Management Co., Ltd. (“LAM”) started its asset management business in 2017. They both focus on Zhejiang province. Zeshi is staffed entirely by new hires and in some measure may compete with LAM for customers. As a result, Zeshi may initially struggle to establish its business after the Lixin Acquisition and some of its success it has may come at the expense of LAM. Furthermore, because of PRC limitations, even though the economic benefit of Zeshi and LAM will inure to us, each will need to have its own segregated capital and client base. As a result, Zeshi and LAM will not be able to cross-collateralize or combine operations at the working level. Although the Company plans to allocate the resources from a strategic level, this structure may not allow the Company to allocate resources to their most efficient use and may require redundant or additional expenses.

The Company may not be able to timely and effectively implement controls and procedures required by Section 404 of the Sarbanes-Oxley Act of 2002.

The Company is required to establish and maintain internal controls over financial reporting and disclosure controls and procedures and to comply with other requirements of the Sarbanes-Oxley Act and the rules promulgated by the SEC. The Company is required to provide management’s attestation on internal controls. The standards required for a public company under Section 404 of the Sarbanes-Oxley Act of 2002 are significantly more stringent than those required of a privately-held company. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the regulatory compliance and reporting requirements, especially considering the new corporate structure after the Lixin Acquisition. If we are not able to implement the additional requirements of Section 404 in a timely manner or with adequate compliance, we may not be able to assess whether our internal controls over financial reporting are effective, which may subject us to adverse regulatory consequences and could harm investor confidence and the market price of our ordinary shares.

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

In addition to the warrants issued before January 1, 2018, at an exercise price of $6.00 per one-half of one share ($12.00 per whole share),  the Company issued in July 2018 Series A Warrants at an exercise price of $2.6 per one share which was adjusted to $1.18 per share on January 19, 2019. All warrants are subject to adjustments. Warrants may be exercised only for a whole number of the Company’s ordinary shares. No fractional shares will be issued upon exercise of the warrants. There is no guarantee that the warrants will ever be in the money prior to their expiration, and they may expire worthless.

A market for the Company’s securities may not continue, which would adversely affect the liquidity and price of our securities.

The price of the Company’s securities may fluctuate significantly due to the market’s reaction and general market and economic conditions. An active trading market for our securities may never develop or, if developed, it may not be sustained. In addition, the price of the Company’s securities can vary due to general economic conditions and forecasts, our general business condition and the release of our financial reports. Additionally, because the Company’s ordinary shares were delisted from the Nasdaq Capital Market in September 2019, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of our securities are more limited than when we were listed on the Nasdaq Capital Market. You may be unable to sell your securities unless a market can be established or sustained.

Because the Nasdaq Capital Market delisted the Company’s ordinary shares from trading on its exchange due to our failure to meet the Nasdaq Capital Market’s initial and/or continued listing standards, we and our security holders face significant material adverse consequences including:

●	a limited availability of market quotations for our securities;

●	a determination that our ordinary shares are a “penny stock,” which requires brokers trading in our ordinary shares to adhere to more stringent rules, resulting in a reduced level of trading activity in the secondary trading market for our ordinary shares;

●	a limited amount of analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

Although we are making all the efforts to help our ordinary shares be listed on Nasdaq again, there can be no assurance that we will succeed or, if listed, that we will be able to comply with the continued listing standards of Nasdaq.

Our ordinary shares were delisted from the Nasdaq Capital Market in September 2019. To list the Company’s securities on the Nasdaq Capital Market again, among other conditions, we will be required to demonstrate compliance with Nasdaq’s initial listing standards, which are more rigorous than Nasdaq’s continued listing requirements. For instance, the Company must maintain a minimum number of holders (300 round-lot holders). While we are working hard and spending significant resources on applying for listing on Nasdaq again, we cannot assure you that we will be able to meet those initial listing standards and/or any other conditions.

If the Lixin Acquisition’s benefits do not meet the expectations of investors, shareholders or financial analysts, the market price of the Company’s securities may decline.

If benefits of the Lixin Acquisition do not meet the expectations of investors or securities analysts, the market price of the Company’s securities may decline. In addition, following the Lixin Acquisition, fluctuations in the price of the Company’s securities could contribute to the loss of all or part of your investment. The valuation ascribed to the Company’s ordinary shares in the Lixin Acquisition may not be indicative of the price that will prevail in the trading market. If an active market for the Company’s securities develops and continues, the trading price of our securities could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on your investment in the Company’s securities which may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of our securities may not recover and may experience a further decline.

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

Broad market and industry factors may materially harm the market price of the Company’s securities irrespective of our operating performance. The stock market in general, has experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our securities, may not be predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies which investors perceive to be similar to the Company could depress our stock price regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

The Company’s business and share and warrant prices may suffer as a result of the Company’s insufficient public company operating experience and if securities or industry analysts do not publish or cease publishing research or reports about the Company, its business, or its market, or if they change their recommendations regarding our ordinary shares adversely, the price and trading volume of our ordinary shares and warrants could decline.

The Company has been a public company for a limited number of years. The Company’s insufficient public company operating experience may make it difficult to forecast and evaluate its future prospects. If the Company is unable to execute its business strategy, either as a result of its inability to manage effectively its business in a public company environment or for any other reason, the Company’s business, prospects, financial condition and operating results may be harmed.

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

Warrants we sold will become exercisable for the Company’s ordinary shares, which would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

In addition to the warrants issued before January 1, 2018, at an exercise price of $6.00 per one-half of one share ($12.00 per whole share), the Company issued in July 2018 Series A Warrants at an exercise price of $2.6 per one share and adjusted to $1.18 on January 19, 2019. All warrants are subject to adjustments. Warrants may be exercised only for a whole number of the Company’s ordinary shares. No fractional shares will be issued upon exercise of warrants. To the extent such warrants are exercised, additional ordinary shares will be issued, which will result in dilution to the then existing holders of ordinary shares of the Company and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of our ordinary shares.

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

The Company is no longer a Nasdaq listed company and, as a result, the Company may not be required to, and may choose not to, obey certain corporate governance requirements of Nasdaq.

The Company’s ordinary shares have not been listed on the Nasdaq since September 2019. As a result, the Company is no longer subject to Nasdaq rules. While the Company plans to continue following certain corporate governance requirements of Nasdaq, it has the discretion not to and may elect to not obey any Nasdaq rules. Its shareholders will not be afforded the same protections generally as shareholders of Nasdaq-listed companies for so long as the Company is not a Nasdaq listed company.

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

All of the Company’s operations are entirely conducted in the PRC. Although the PRC economy has grown in recent years, the pace of growth has slowed, and even that rate of growth may not continue. The annual rate of growth in the PRC declined from 7.3% in 2014 to 6.9% in 2015 to 6.7% in 2016, to 6.9% in 2017, to 6.6% in 2018, and to 6.1% in 2019. According to a recent article, due to the COVID-19, China’s economic growth rate in 2020 may slow to 5%, its lowest since 1990. A slowdown in overall economic growth, an economic downturn or recession or other adverse economic developments in the PRC may materially reduce the demand for the Company’s services and may have a materially adverse effect on its business.

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

There are certain uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing the Company’s business, or the enforcement and performance of the Company’s arrangements with clients. Only after 1979 did the Chinese government begin to promulgate a comprehensive system of laws that regulate economic affairs in general, deal with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade, as well as encourage foreign investment in China. Although the influence of the law has been increasing, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. Also, because these laws and regulations are relatively new, and because of the limited volume of published cases and their lack of force as precedents, interpretation and enforcement of these laws and regulations involve significant uncertainties. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. In addition, there have been constant changes and amendments of laws and regulations over the past 30 years in order to keep up with the rapidly changing society and economy in China. Because government agencies and courts provide interpretations of laws and regulations and decide contractual disputes and issues, their inexperience in adjudicating new business and new polices or regulations in certain less developed areas causes uncertainty and may affect the Company’s business. Consequently, we cannot predict the future direction of Chinese legislative activities with respect to either businesses with foreign investment or the effectiveness on enforcement of laws and regulations in China. The uncertainties, including new laws and regulations and changes of existing laws, as well as judicial interpretation by inexperienced officials in the agencies and courts in certain areas, may cause possible problems to foreign investors.

The Company’s business is subject to extensive regulation and supervision by state, provincial and local government authorities, which may interfere with the way the Company conducts its business and may negatively impact its financial results.

The Company conducts its business in the financial industry which is highly regulated. It is subject to extensive and complex state, provincial and local laws, rules and regulations with regard to its financing guaranties, capital structure, and asset management, among other things. These laws, rules and regulations are issued by different central government ministries and departments, provincial and local governments and are enforced by different local authorities. Therefore, the interpretation and implementation of such laws, rules and regulations may not be clear and occasionally the Company has to depend on oral inquiries with local government authorities. As a result of the complexity, uncertainties and constant changes in these laws, rules and regulation, including changes in interpretation and implementation of such, the Company’s business activities and growth may be adversely affected if they do not respond to the changes in a timely manner or are found to be in violation of the applicable laws, regulations and policies as a result of a different position from theirs taken by the competent authority in the interpretation of such applicable laws, regulations and policies. If the Company is found to be not in compliance with these laws and regulations, they may be subject to sanctions by regulatory authorities, monetary penalties and/or reputation damage, which could have a material adverse effect on the Company’s business operations and profitability.

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

Our Chinese subsidiaries’ ability to pay dividends to us may be restricted due to foreign exchange control and other regulations of China.

As an offshore holding company, we will rely principally on dividends from our subsidiaries in China, for our cash requirements. Under the applicable PRC laws and regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a foreign-invested enterprise in China is required to set aside a portion of its after-tax profit to fund specific reserve funds prior to payment of dividends. In particular, at least 10% of its after-tax profits based on PRC accounting standards each year is required to be set aside towards its general reserves until the accumulative amount of such reserves reach 50% of its registered capital. These reserves are not distributable as cash dividends.

Furthermore, our Chinese subsidiaries’ ability to pay dividends may be restricted due to foreign exchange control policies and the availability of its cash balance. Substantially all of the Company’s operations are conducted in China and all of the revenue we recognize will be denominated in RMB. RMB is subject to exchange control regulation in China, and, as a result, our Chinese subsidiaries may be unable to distribute any dividends outside of China due to PRC exchange control regulations that restrict our ability to convert RMB into U.S. dollars.

The lack of dividends or other payments from our Chinese subsidiaries may limit our ability to make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund, and conduct our business. Our funds may not be readily available to us to satisfy obligations which have been incurred outside the PRC, which could adversely affect our business and prospects or our ability to meet our cash obligations. Accordingly, if we do not receive dividends from our Chinese subsidiaries, our liquidity and financial condition will be materially and adversely affected.

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

Substantially all of our revenue is denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans. Currently, our PRC subsidiaries, which are wholly-foreign owned enterprises, may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Since a significant amount of our future revenue will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE or banks and other relevant PRC governmental authorities. This could affect our ability to obtain foreign currency through debt or equity financing for our subsidiaries.

Fluctuations in the foreign currency exchange rate between U.S. Dollars and Renminbi could adversely affect our financial condition.

The value of the RMB against the U.S. dollar and other currencies may fluctuate. Exchange rates are affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the RMB to the U.S. dollar. Under this policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of foreign currencies. Following the removal of the U.S. dollar peg, the RMB appreciated more than 20% against the U.S. dollar over three years. From July 2008 until June 2010, however, the RMB traded stably within a narrow range against the U.S. dollar. On June 20, 2010, the PBOC announced that the PRC government would reform the RMB exchange rate regime and increase the flexibility of the exchange rate. Since June 2010, the RMB has appreciated more than 10% against the U.S. dollar. In April 2012, the PRC government announced it would allow greater RMB exchange rate fluctuation. On August 11, 12 and 13, 2015, the PRC government successively set the central parity rate for the RMB more than 3% lower in the aggregate than that of August 10, 2015 and announced that it will begin taking into account previous day’s trading in setting the central parity rate. In 2015, the yuan experienced a 4.88% drop in value, and on January 4, 2016 the PRC government set the U.S. dollar-Chinese yuan currency pair to a reference rate of 6.5%, the lowest rate in 4.5 years. The average desperation rate of RMB exchange rate is 4.1% in 2019. (Source: website of National Bureau of Statistics Annual Statistic Report, dated February 28, 2020). However, it is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. As significant international pressure remains on the PRC government to adopt a more flexible currency policy, greater fluctuation of the RMB against the U.S. dollar could result.

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

As our shares are quoted on OTC, we are subject to the United States Foreign Corrupt Practices Act, which generally prohibits United States companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Non-U.S. companies, including some that may compete with us, may not be subject to these prohibitions. In addition, in 2012, the central government of the PRC commenced a far-reaching campaign against corruption. That ongoing campaign involves aggressive enforcement of existing Chinese anti-corruption laws. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices may occur from time-to-time in the PRC. Our employees or other agents may engage in such conduct for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

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

Corporate History and Structure of our PRC Operation

Roan Holdings Group Co., Ltd. (formerly DT Asia Investments Limited, or “DT Asia,” and subsequently China Lending Corporation) (the “Company,” “Roan,” “we,” “us” or “our”) is a British Virgin Islands company limited by shares. The Company was established on April 8, 2014 under the laws of the British Virgin Islands (“BVI”) as a shell company with the purpose of acquiring, engaging in share exchange, share reconstruction and amalgamation, purchasing all or substantially all of the assets of, entering into contractual arrangements, or engaging in any other similar business combination with one or more businesses or entities.

On July 6, 2016, the Company consummated a business combination (the “First Business Combination”) with Adrie Global Holdings Limited (“Adrie”) and its subsidiaries and variable interest entity (“VIE”) by acquiring from the shareholders of Adrie all of outstanding equity interests of Adrie in exchange for 20 million ordinary shares of DT Asia and a purchase price of $200.0 million. Adrie, through its subsidiaries and VIE, was engaged in the business of providing loan facilities to micro, small and medium sized enterprises (“MSMEs”) and sole proprietors in Xinjiang Uyghur Autonomous Region (“Xinjiang Province”) of the People’s Republic of China (“PRC”). As a result of the business combination, shareholders of Adrie became the controlling shareholders of the Company, and Adrie became a subsidiary of the Company. For financial reporting purpose, the consolidated assets, liabilities and results of operations of Adrie became the historical financial statements of the Company, and the Company’s assets, liabilities and results of operations were consolidated with that of Adrie beginning on the acquisition date. Immediately following the First Business Combination, the Company’s name was changed from DT Asia to China Lending Corporation (“CLDC”).

In June through December 2019, the Company consummated a second business combination with Lixin Financial Holdings Group Limited (“Lixin Cayman”) and its subsidiaries, pursuant to which the Company acquired a majority interest in Lixin Cayman (the “Second Business Combination” or “Lixin Acquisition”) (discussed below). In connection with the Second Business Combination, the Company was renamed Roan Holdings Group Co., Ltd. (“Roan”) in November 2019. Roan is a holding company and conducts business operations through its direct and indirect subsidiaries.

ADRIE Global Holding Limited (“Adrie”) was established under the laws of the BVI as a company limited by shares on November 19, 2014 and became a wholly-owned subsidiary of the Company after the First Business Combination. Adrie is a holding company that has no substantial operations and has no assets other than its ownership of a wholly-owned subsidiary.

China Roan Industrial-Financial Holdings Group Co., Limited (中国融安产融控股集团有限公司) (“Roan HK or RAHK”) (formerly China Feng Hui Financial Holding Group Co., Ltd, and subsequently, China Fenghui Industrial-Financial Holding Group Co. Limited) is a wholly-owned subsidiary of Adrie. It was established on February 11, 2015 under the laws of the Hong Kong Special Administrative Region (“Hong Kong”) of the PRC. It is a holding company and conducts business through its direct and indirect subsidiaries.

Fortis Health Industrial Group Limited (富通健康产业集团有限公司) (“Fortis Health” or “FHIG”) was established on December 30, 2019 under the laws of Hong Kong. It is owned by Adrie. It has not had operations since its inception.

Feng Hui Ding Xin (Beijing) Financial Consulting Co., Limited (丰汇鼎鑫(北京)财务咨询有限公司) (“Ding Xin”) is a wholly-owned subsidiary of Roan HK. It was established on May 20, 2015 under the laws of the PRC and is licensed to provide financial advisory services. Based in Beijing, Ding Xin also has an operating branch office in Urumqi, Xiangjiang. Prior to the Company’s reorganization and termination of the VIE arrangement in July 2019 (discussed below), Ding Xin was also contractually obligated to provide business support, technical services and related services to the VIE entity as provided in the VIE agreements. The Urumqi branch office of Ding Xin primarily provides financial services to third-party direct lending companies in Xingjiang.

Xinjiang Feng Hui Jing Kai Direct Lending Limited (新疆丰汇经开小额贷款有限公司) (“Jing Kai”) is a wholly-owned subsidiary of Roan HK. It was established on May 14, 2015 under the laws of the PRC with the stated purpose of providing direct loans to the MSMEs and sole-proprietors in Xinjiang Province. Jing Kai has not had substantial operations since its inception and is currently in the process of being dissolved pursuant to our plan of reorganization implemented in 2019.

Ningbo Ding Tai Financial Leasing Co., Ltd. (宁波鼎泰融资租赁有限公司) (“Ding Tai”) is a wholly-owned subsidiary of Roan HK. It was established in December 19, 2016 under the laws of the PRC. Ding Tai is engaged in financial leasing business.

Xinjiang Xin Quan Financial Leasing Co., Ltd. (新疆鑫铨融资租赁有限公司)(“Xin Quan”) was established on January 24, 2017 under the laws of the PRC as a wholly-owned subsidiary of Roan HK and is licensed to engage in financial leasing service. During the year ended December 31, 2018, Roan HK’s ownership interest in Xin Quan was reduced to 60% when the remaining 40% of the interest was transferred to Xinjiang Heli Kaiyuan Construction Co., Ltd. (“Heli Kaiyuan”), an unrelated third party, through Heli Kaiyuan’s capital injection into Xin Quan. Of the 60% Xin Quan equity interest owned by RAHK, 20% are held by a third party on behalf of Roan HK.

Zhiyuan Commercial Factoring (Guangzhou) Co., Limited (至元商业保理(广州)有限公司) (“Zhiyuan”) was formed on November 19, 2018 under the laws of the PRC. Zhiyuan is 99% owned by Ding Xin and the remaining 1% is owned by an unrelated third party. Zhiyuan is engaged in business factoring program, financing products design, related corporate financing solutions, investments and asset management.

Hangzhou Zeshi Investment Partnership (Limited Partnership) (杭州泽时投资合伙企业(有限合伙)) (“Hangzhou Zeshi”) was formed on November 29, 2018 under the laws of the PRC. It is a limited partnership with 98.04% of its interest owned by Ding Tai, its general partner, and the remaining 1.96% owned by Zeshi Insurance. It is primarily engaged in asset management business.

Through Zhiyuan and Zeshi, we provide new supply chain financing services, including a business factoring program, financing products design, related corporate financing solutions, investments and asset management, as part of our restructuring plan implemented in 2019.

Ningbo Zeshi Insurance Technology Co., Ltd.(宁波泽时保险科技有限公司) (“Zeshi Insurance”) was incorporated on February 28, 2020 under the laws of the PRC. Ding Tai owns 99% of Zeshi Insurance equity interest with the remaining 1% owned by Hangzhou Zeshi. Its principal business is providing insurance technology services and related services.

Zeshi (Hangzhou) Health Management Co., Ltd. (泽时(杭州)健康管理有限公司) (“Zeshi Health”) was incorporated on March 3, 2020 under the laws of the PRC. Hangzhou Zeshi and Ningbo Dingtai own 99% and 1%, respectively, of its interest. Zeshi Health provides services in health management, health big data management and blockchain technology-based health information management.

Contractual Arrangements with the VIE and Termination of the VIE Relationship

Urumqi Feng Hui Direct Lending Limited (乌鲁木齐丰汇小额贷款有限公司) (“Feng Hui” or “VIE”) was established under the laws of the PRC on June 12, 2009 with the approval of the Financial Office of Xinjiang Provincial Government. Feng Hui is a microcredit company primarily engaged in providing direct loan services to the MSMEs and sole proprietors in Xinjiang Province as a non-bank direct lending company. Feng Hui is also engaged in innovative financial services, such as supply chain finance in which Feng Hui provides financings for suppliers who purchase inventory from distributors and its customer base has been primarily limited to the tire industry. Feng Hui is owned by fifteen shareholders, including seven individuals and eight entities.

On July 16, 2015, Ding Xin, Feng Hui and Feng Hui’s shareholders executed certain agreements (“VIE Agreements”), pursuant to which the Company obtained control of Feng Hui through its subsidiary, Ding Xin. The VIE Agreements had a term of five years from July 15, 2015 to July 15, 2020 which may be renewed at Ding Xin’s discretion. The VIE Agreements included a Share Pledge Agreement, Exclusive Business Cooperation Agreement, Exclusive Option Agreement and Power of Attorney. The VIE Agreements set forth our relationship with the VIE as follows:

Exclusive Business Cooperation Agreement. Pursuant to the Exclusive Business Cooperation Agreement between Feng Hui and Ding Xin, Ding Xin provided Feng Hui with comprehensive business support, technical services and services relating to its day-to-day business operations and management on an exclusive basis. For services rendered to Feng Hui, Ding Xin had the right to collect a service fee calculated based on the complexity, required time, contents and commercial value of the services provided by Ding Xin. Ding Xin, as the primary beneficiary of the VIE, was entitled to absorb losses and to receive benefits of Feng Hui.

Share Pledge Agreement. Pursuant to the Share Pledge Agreement among Feng Hui’s shareholders and Ding Xin, Feng Hui’s shareholders pledged all of their equity interests in VIE to Ding Xin to guarantee the performance of obligations by the VIE and the VIE shareholders under the Exclusive Business Cooperation Agreement, Exclusive Option Agreement and Power of Attorney. Any dividend or bonus received by VIE in respect of the Pledged Equity would be deposited into an account designated by Ding Xin. The VIE shareholders also agreed that upon occurrence of any event of default, as set forth in the Share Pledge Agreement, Ding Xin would be entitled to dispose of the pledged equity interest in accordance with applicable PRC laws. The VIE shareholders further agreed not to dispose of the pledged equity interests or take any actions that would prejudice Ding Xin’s interest. The Share Pledge Agreement was effective until all obligations under the other VIE Agreements have been performed by VIE, when the VIE Agreements are terminated or when the secured indebtedness has been satisfied in full. In the event that VIE or its shareholders breach their respective contractual obligations under the Exclusive Business Cooperation Agreement, Ding Xin, as pledgee, would be entitled to certain rights, including, but not limited to, the right to collect dividends generated by the pledged equity interests and absorbs expected losses.

Exclusive Option Agreement. Under the Exclusive Option Agreement, VIE shareholders irrevocably granted to Ding Xin (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, part or all of their equity interests in VIE. The option price is equal to the lowest price permissible by PRC laws.

Power of Attorney. Under the Power of Attorney, each VIE shareholder authorized Ding Xin to act on the shareholder’s behalf as their exclusive agent and attorney with respect to all rights as a shareholder of VIE, under PRC laws and the Articles of Association of VIE, including but not limited to attending shareholder meetings and voting to approve the sale or transfer or pledge or disposition of shares in part or in whole or to designate and appoint the legal representative, directors, and supervisors of VIE.

Pursuant to the VIE Agreements, substantially all of the Company’s consolidated assets were held, and its consolidated revenues and income were generated, by VIE through contractual arrangements. VIE was based in Urumqi, the capital city and business hub of Xinjiang Province, and most of the lending activities conducted by the VIE were to enterprises and individual proprietors based in Xinjiang. The VIE’s assets were used as collateral for its obligation and the creditors of VIE had no recourse to the general credit of the primary beneficiary.

Ding Xin, as the primary beneficiary of the VIE, was the variable interest holder (e.g., a contractual counterparty or capital provider) deemed to have the controlling financial interest(s) in the VIE. These contractual arrangements enabled us to exercise effective control over the VIE, to receive substantially all of the economic benefits and absorb substantially all losses from the VIE, and to have an exclusive option to purchase all of the equity interest in the VIE to the extent permitted by PRC law. Through such arrangements, the VIE had been treated as a subsidiary of the Company and the VIE’s financial statements were consolidated with that of the Company for financial reporting purposes.

Termination of VIE Agreements and Disposition of VIE

On July 31, 2019, Roan HK and Zhejiang Zhongfeng Investment Management Co., Ltd (“Zhongfeng”) entered into a framework agreement (the “VIE Framework Agreement”) to terminate Ding Xin’s contractual relationship with VIE. Pursuant to the VIE Framework Agreement, Zhongfeng agreed to acquire 100% of the equity interest in the VIE, or obtain control over and become the primary beneficiary of VIE through contractual arrangements for a cash consideration of not less than RMB 15.0 million. On November 22, 2019, the parties entered into a supplemental agreement to the VIE Framework Agreement such that the minimum cash consideration was reduced to RMB 10.0 million based on the amount of accounts receivable debt associated with the VIE. For the year ended December 31, 2019, the Company received an aggregate of $504,713 (RMB 3.5 million). On April 23, 2020, the Company received an additional $0.43 million (RMB 3.0 million) from Zhongfeng.

On November 22, 2019, Ding Xin, Feng Hui, shareholders owning 78.73% of Feng Hui equity interest, and Zhongfeng entered into a Share Transfer and VIE Termination Agreement (the “VIE Termination Agreement”), pursuant to which Ding Xin agreed to no longer benefit from controlling financial interests in Feng Hui in exchange for a minimum consideration of RMB 10.0 million, and Zhongfeng agreed to acquire 100% equity interest in or have control over and become a primary beneficiary of Feng Hui through contractual arrangements. On the same date, Ding Xing transferred all of its interests in and effective control of Feng Hui to Zhongfeng for a final consideration of RMB 10.0 million, and the VIE termination notice was sent to the shareholders owning the remaining 21.27% Feng Hui equity interest. The VIE agreements with the 21.27% shareholders terminated on Dec 21, 2019, the effective date of termination pursuant to the notice.

Ding Xin has released all equity interests in Feng Hui to Feng Hui’s shareholders, which were transferred to Zhongfeng by Feng Hui’s shareholders.

As a result of the above series of transactions, the Company ceased its rights in and control of Feng Hui, and Zhongfeng obtained the controlling financial interest in Feng Hui. Therefore, the Company’s VIE contractual relationship with Feng Hui has been terminated.

Business Combination with Lixin Financial Holdings Group Limited and Subsidiaries

Lixin Financial Holdings Group Limited (“Lixin Cayman”) was established on October 25, 2017 under the laws of the Cayman Islands as an exempt company. It is a holding company and does not have substantial operations. It conducts its business through its direct and indirect subsidiaries.

In January 2019, the Company acquired 1% of the equity interest in Zhejiang Lixin (defined below) for RMB 2,858,600. On June 14, 2019, the Company entered into a Share Purchase Agreement (the “SPA”) with Lixin Cayman and certain shareholders of Lixin Cayman to acquire a controlling interest in Lixin Cayman. Pursuant to the SPA, the Company acquired a 65.0177% interest in Lixin Cayman from its selling shareholders in exchange for ordinary shares of the Company to be issued to the selling shareholders for a total value of RMB 276.00 million (later adjusted to $31.09 million (RMB 217.88 million). See Note 4 to the Consolidated Financial Statements) (“Lixin Acquisition”).  On August 23, 2019, the parties entered into a supplementary agreement to amend the form of payment of the purchase price. Pursuant to the supplementary agreement, Lixin shareholders agreed to receive non-voting preferred shares that will have the right to be converted into common shares after two years from the closing date of the acquisition. The transaction was closed on December 20, 2019 upon the Company’s issuance of 291,795,150 Class B convertible preferred shares to the selling shareholders. These convertible preferred shares are embedded with liquidation preference and dividend preference but with no voting rights. Following the second anniversary of the closing date, preferred shares may be convertible to the equal number of ordinary shares or can be redeemed at a conversion price calculated at the average closing price per share for ninety consecutive trading days before the conversion date.

Lixin Cayman, through its subsidiaries, provides a wide range of financing solutions and related peripheral services, including financial leasing, commercial factoring, private funding, guarantee and supply chain management, to individuals and MSMEs in the Yangtze River Delta Region of China. Lixin Cayman conducts its business through the following direct and indirect subsidiaries.

Lixin Financial Holdings (BVI) Limited (“Lixin BVI”) is a wholly-owned subsidiary of Lixin Cayman. It was established on November 29, 2017 under the laws of the BVI as a company limited by shares. It is a holding company and does not have business operations.

Lixin Financial Holdings Group Limited (励信金融控股集团有限公司) (“Lixin HK”) was established on January 15, 2018 under the laws of Hong Kong as a wholly-owned subsidiary of Lixin BVI. It is a holding company and does not have business operations.

Zhejiang Lixin Enterprise Management Holding Group Co., Ltd. (浙江励信企业管理集团有限公司) (“Zhejiang Lixin”) was incorporated on July 3, 2015 under the laws of the PRC. Lixin HK owns 99% of Zhejiang Lixin equity interest and RAHK owns the remaining 1%. Following its reorganization completed in 2018, it became the controlling shareholder of Zhejiang Jingyuxin (discussed below). It is a financial service company providing comprehensive financial solutions and services including guarantee services and related assessment and management services.

Zhejiang Jing Yu Xin Financing Guarantee Co., Ltd. (浙江京虞信融资担保有限公司) (“Zhejiang Jingyuxin”) was incorporated on January 5, 2013 under the laws of the PRC. Zhejiang Lixin owns 93.4% of Zhejiang Jingyuxin equity interest, with the remaining 6.6% interest owned by an unrelated third party individual. It provides guarantee services and related assessment and management services.

Lixin (Hangzhou) Asset Management Co., Ltd. (励信(杭州)资产管理有限公司) (“LAM”) is a wholly-owned subsidiary of Zhejiang Jingyuxin. It was incorporated on March 21, 2017 under the laws of the PRC. LAM provides consulting and assessment services to customers and facilitates financial guarantee services between customers and guarantors.

Lixin Supply Chain Management (Tianjin) Co., Ltd. (励信供应链管理(天津)有限公司) (“(“Lixin Supply Chain”) is a wholly-owned subsidiary of LAM. It was incorporated on December 19, 2017 under the laws of the PRC and its principal business is providing supply chain management services.

On December 31, 2019, the Company changed its address of principal executive office to 147 Ganshui Lane, Yuhuangshannan Fund Town, Shangcheng District, Hangzhou, Zhejiang, China. The Company also changed its phone number to +86 571 8662 1775.

B.	Business Overview

Our Business

We are a non-bank financial corporation serving individuals and micro-, small- and medium-sized enterprises (“MSMEs”) in China. We also provide health management, insurance technology, healthcare and consumer financing services to the employees of large institutions.

Our business has experienced substantial changes in the recent years. Immediately following the consummation of the Business Combination, with Adrie formed as a non-operational holding company, the original China Lending Group was a PRC-based group of companies specializing in providing loan facilities to MSMEs and sole proprietors in Xinjiang. However, we decreased direct loan business from 2018 and didn’t conduct or renew any loans in 2019. Zhiyuan and Zeshi continued their factoring, financing services and asset management business and generated revenues of $3.24 million from the customers located in Zhejiang, Shanghai, Jiangsu, Guangdong, Xizang and Xinjiang in 2019.

For the year ended December 31, 2019, the Company conducted management and assessment services, financial guarantee and financial consulting business and maintained existing direct loan business. Prior to the Lixin Acquisition closed in December 2019, most of our customers were MSMEs and individual proprietors located in Zhejiang Province and Guangdong Province. Those customers were involved in the commerce and service, real estate, technology promotion and application services, construction, finance, wholesale and retail and other industries.

On December 20, 2019, the Company completed the Lixin Acquisition. Lixin Cayman and its subsidiaries are engaged in guarantee business, asset management, supply chain financing, and factoring through its subsidiaries based in Zhejiang Province, China. The revenue from these entities only constituted a small portion of our total revenues in 2019, because only the revenues from December 21, 2019 to December 31, 2019 were included in our consolidated financial statements.

As of December 31, 2019, the Company had cash balance of $6,911,592 and a positive working capital of $39,449,021. In addition to the cash balance, the working capital was mainly comprised of restricted cash of $15,233,933, short-term investments in financial products of $8,610,796 and loan receivable due from third parties of $5,952,223. The balances of these assets are expected to be repaid on maturity dates and will also be used for working capital.

Our Major Services

1. Management & assessment services and factoring business -Adrie Subsidiaries

In 2019, Zeshi and Zhiyuan, the Chinese subsidiaries under Adrie provided the following management and assessment services and factoring business:

1)	Asset management services focus on providing account receivable collection plans, collection, investigation on assets such as guaranty, assisting litigation mitigation, process assets and asset supervision.

Among the asset management services, Zeshi was involved in consulting service relating to debt collection with one factoring company. The debt collection service involved one performance obligation which is to assist the customer to receive repayment on outstanding debt, and the Company recognized revenues upon completion of the performance obligation.

2)	Financing services focus on designing financing plans, recommending fund sources and assisting funds to arrange project due diligence.

3)	Factoring business focuses on financing invoices from businesses that have cash flow problems due to slow-paying customers. The client gets immediate funds for the receivable from us. We hold the invoice and make certain profit when the invoice is paid by the clients’ customers. In this process, we also provide related services such as assessing the buyers’ credit risks.

During the year ended December 31, 2019, Zhiyuan generated interest income from factoring business of $2.78 million and Zeshi generated management and assessment service income of $0.45 million.

For the year ended December 31, 2019, the Company disbursed loans of $43,422,881 to four factoring customers. As of December 31, 2019, the Company collected all principals and interests from these factoring customers.

In the first few months of 2020, affected by COVID-19, our due diligence work for factoring customers were delayed and some offline visits were cancelled. Meanwhile, the Company evaluated the impacts of COVID-19 of customers and decided to further control and reduce the operating risk. Nevertheless, the Company still plans to develop factoring business as a major service.  From June 2020, the Company cooperates with local banks and financial institutes to develop supply chain finance and financial assets exchange business. Zhiyuan plans to enhance factoring business with Zhejiang Lixin and develop highly qualified customers from local state-owned enterprises and public companies.

2. Direct Loan Business-Adrie Subsidiaries

We had minimal direct loan business in 2019 and the balance of the loan ended as of December 31, 2019 represents minimal revenues received from loans.

3. Guarantee and consulting services-Lixin Cayman Subsidiaries

Although only a small portion of the revenues generated by the guarantee and consulting services conducted by Lixin Cayman subsidiaries (mainly Zhejiang Jingyuxin and LAM) in 2019 was included in our total revenues due to the timing of the Lixin Acquisition, we expect this part will be a material source of our revenues going forward.

(1) Guarantee services: financial and non-financial

These services are mainly conducted by Zhejiang Jingyuxin. Zhejiang Jingyuxin received the commissions from guarantee services either in full at inception or in instalments during the guarantee period. Its guarantee services are divided into financial guarantee and non-financial guarantee. However, there were no non-financial guarantee revenues contributed by Lixin Cayman subsidiaries from December 20, 2019 to the end of 2019.

Financial guarantee service contracts provide guarantees which protects the holder of a debt obligation against default in the financing process. Pursuant to such guarantee, the Company makes payments if the obligor responsible for making payments fails to do so as scheduled. The contract amounts reflect the extent of involvement Zhejiang Jingyuxin has in the guarantee transaction and also represent the Company’s maximum exposure to credit loss in its guarantee business.

To mitigate the potential credit risks exposure to the financial guarantee services, Zhejiang Jingyuxin requires the guarantee service customers to make a deposit to Zhejiang Jingyuxin of the same amount as the deposit Zhejiang Jingyuxin pledged to the banks for their loans if the customer does not pledge or collateralize other assets with Zhejiang Jingyuxin. The deposit is returned to the customer after the customer repays the bank loan and the Zhejiang Jingyuxin’s guarantee obligation expires.

In addition, Zhejiang Jingyuxin also provides non-financial guarantee services to clients by giving credit guarantee. It is used to improve the contract enforcement. This business includes litigation preservation guarantee, bid guarantee, project performance guarantee and other contract performance business. This is not its key business and it does not take the core resources. It has lower risks.

(2) Consulting services

a. Consulting services for financial guarantee customers

Lixin Cayman subsidiaries provided financial consulting services to financial guarantee customers. Pursuant to the contracts with customers, Lixin Cayman subsidiaries facilitated financial guarantee services between customers and financial guarantors, and charged referral fees at a fixed amount. The performance obligations are completed and control of the service is transferred at the inception of financial guarantee period. Transaction prices are generally paid upon successful facilitation.

b. Consulting services relating to debt collection

For the year ended December 31, 2019, Lixin Cayman subsidiaries also provide consulting services relating to debt collection with certain factoring companies. The debt collection services involved commitments of 1) assisting the customers to obtain court judgments on outstanding debt, and the Company recognized revenue over period towards completion of the performance by using input method based on the staff cost incurred, and 2) assisting the customers to receive repayment on outstanding debt, the Company recognized revenues upon collection of outstanding debts. The transaction price is allocated to each performance obligation based on the relative standalone selling prices of the services being provided to the customer.

The company will continuously develop management & assessment services and factoring business in 2020. After Lixin Acquisition, the subsidiaries of both Adrie and Lixin Cayman plan to cooperate closely to expand business territories, share business resources of each other and strengthen the Company’s competitiveness.

New Services

In line with our 2020 innovative insurance service and healthcare program growth strategy, we have begun providing health management, innovation insurance, healthcare and consumer financing services to the employees of large institutions.

On December 30, 2019, we incorporated Fortis Health Industrial Group Limited (“Fortis Health” or “FHIG”) in Hong Kong. On February 28, 2020, we incorporated Zeshi Insurance to conduct insurance technology business. On March 3, 2020, we incorporated Zeshi Health to conduct health management, health big data management, and health information management based on blockchain technology.

In April 2020, we officially launched a one-stop internet insurance and health care service platform after nearly eight months of preparation and systems development. The platform aims to provide modern households with one-stop systematic “customized insurance + health management + family doctor + home medical testing” health management service solutions. This platform will enable households and employees of medium to large-sized enterprises to access highly cost-effective, customized health care and insurance solutions, customized insurance products, as well as data management and operational services.

We have established long-term partnerships for innovative insurance services, smart health medical services, data mining, and operations with a variety of insurance service partners, medical service partners, and technology and big data partners, including Kunlun Health Insurance Co., Ltd. (Zhejiang Branch) (“Kunlun Health Insurance Zhejiang Branch”), Qidi Blockchain Technology Development Corporation (“Qidi Blockchain Corporation”), Ruixin Insurance Technology (Ningbo) Co., Ltd (“Ruixin Insurance Technology”), and Yunxin Internet Hospital (Yinchuan) Co., Ltd (“Yunxin Internet Hospital”).

The following sections outline the various partnerships that we are currently engaged in.

●	Jointly-Established Special Public Welfare Fund for Fetal and Neonatal Diseases and Teamed Up With Top Medical Expert Team for Children’s Diseases and Local Hospitals in China to Promote the Establishment of a Nationwide Diagnostic and Treatment Service Network for Children’s Diseases

In January 2020, Zhejiang Lixin and Zeshi entered into a cooperation agreement with five other companies including Qidi Blockchain Corporation and Kunlun Health Insurance Zhejiang Branch to work with Beijing Sunshine Health Foundation to jointly establish a special public welfare fund named Women and Children’s Health Care for fetal and neonatal diseases. This fund aims to support the screening, diagnosis, and treatment of fetal and newborn birth defects in China as well as the development of related medical institutions service networks, treatments of children’s diseases, as well as other scientific work and research.

●	Partnership to Promote the Application of Blockchain and Artificial Intelligence Technology in Health Care and Insurance Finance

In February 2020, Zhejiang Lixin and Fuyi Digital Technology (Hangzhou) Co., Limited (“Fuyi Digital Technology”) entered into a strategic cooperation agreement with Qidi Blockchain Corporation to cooperate in the areas of data management and operations, data transformation, and data service platform development. The partnership will pair Qidi Blockchain Corporation’s capabilities in AI medical technology, application development, data mining, operations, and management with Zhejiang Lixin’s market resources, product development experience, and marketing proficiency to drive the development of blockchain and artificial intelligence applications within both the health care and insurance industries.

●	Partnership to Build a Closed-Loop “Financial Insurance + Health Care + Technology” Service System

In March 2020, each of Zhejiang Lixin and Zeshi Health entered into separate agreements with Yunxin Internet Hospital, a provider of online and offline medical consultation and health management services to individuals, banks, insurance brokerages, and employees of large-sized institutions. In addition to its physical facilities, Yunin Internet Hospital is licensed to provide telemedicine services in China. Under these two agreements, each of Zhejiang Lixin and Zeshi Health will cooperate closely with Yunxin Internet Hospital in such areas as financial insurance and internet medical services while establishing a closed-loop “Financial Insurance + Health Care + Technology” service system.

●	Agreement to Establish Special Newborn Congenital Insurance Cooperation Program

In April 2020, Zhejiang Lixin and Ruixin Insurance Technology agreed upon the terms of cooperation for developing a special program in support of newborn congenital insurance projects. As part of the agreement, Ruixin Insurance Technology will provide customer service support and insurance products that have been jointly designed with Kunlun Health Insurance Zhejiang Branch. Zhejiang Lixin will be responsible for product marketing channel exploration and management, marketing and promotion services, as well as customer relationship services.

●	Agreement to Build an Online Platform for Home Medical Testing

On March 12, 2020, Zeshi Health and Guangzhou Jingke Biotech Co., Ltd. (“Jingke Biotech”) reached a strategic cooperation agreement to jointly build an online medical testing service platform to meet the home medical testing demands of households. According to the agreement, Zeshi Health will provide support for platform operations, market development, marketing channel management, and early-stage customer services. In addition, Jingke Medical Testing will provide testing service products and prioritize the delivery of supplies and services to customers on Zeshi Health’s service platform.

Business Strategies

We closed the Lixin Acquisition in December 2019. We plan to take advantage of the strength of Lixin Cayman and its subsidiaries in market and channels, and apply latest technology related to healthcare big data, artificial intelligence and blockchain to the combination of medical and healthcare management and insurance. We intend to implement the following three strategies to expand and grow the size of our businesses:

(i) Explore the business scope of guarantee and financing services

We plan to add categories of guarantee business, mainly consumption financial guarantee, but also contract performance guarantee for medical testing service, health management service and insurance-related service. We also would like to expand the geographic areas of our financial guarantee business to more areas in China.

In the future, Zhejiang Jinyuxin will be the major entity to conduct financial guarantee, and Zeshi and LAM will be the major entities to conduct financing services.

(ii) Initiate insurance service and healthcare program growth strategy

We plan to develop insurance service and healthcare program and explore our business in this area because of the following reasons:

a. We have built the insurance technology and health management platform.

In April 2020, we officially launched a one-stop internet insurance and health care service platform. This platform will enable households and employees of medium to large-sized enterprises to access highly cost-effective, customized health care and insurance solutions, customized insurance products, as well as data management and operational services.

b. We have established strategic cooperation relationship with other companies.

We have established long-term partnerships for innovative insurance services, smart health medical services, data mining, and operations with a variety of insurance service partners, medical service partners, and technology and big data partners.

c. The macro policy benefits our business development.

On October 25, 2016, China formally passed the blueprint of “Healthy China 2030,” working towards the national goal of reaching a health standard on par with developed countries by 2030. The five specific targets of Healthy China 2030 are to improve the level of health, control major risk factors, increase health service capacity, expand health industry scale, and perfect the health service system. The demand of fair, efficient, good, reasonable healthcare service by Chinese people will keep increasing.

In the recent years, Chinese government has issued a series of Internet + Healthcare development polices. The outbreak of COVID-19 at the beginning of 2020 reveals some shortcomings of Chinese medical system, and has promoted the diagnose service of internet hospital.

d. We start from Zhejiang Province.

Zhejiang Province is the frontline of internet development in China and an economically active area. It has a relatively stable market of internet healthcare. We are based in Hangzhou, the capital city of Zhejiang and are developing the new business in Zhejiang. We plan to promote the our successful experience in Zhejiang to Shanghai, Guangzhou, Tianjin, Xinjiang and other business areas, cooperate with our clients, industry organizations and partners and facilitate the deep infusion of insurance, medical healthcare and artificial intelligence.

Intellectual Property

We own and have the right to use the domain name “www.roanholdingsgroup.com”.

We have registered the following trademarks:

Owner	Trademark	Issuance Entity	Term
Lixin Cayman		Trademark Office of PRC State Administration for Industry and Commerce	March 7, 2019 – March 6, 2029

Lixin HK		HK Trade Marks Registry Intellectual Property Department	February 2, 2018 – February 1, 2028

Zhejiang Jingyuxin		Trademark Office of PRC State Administration for Industry and Commerce	July 28, 2016 – July 27, 2026

Certificates

Our subsidiary Zhejiang Jingyuxin was issued a PRC Financing Guarantee Organization Operation Permit by Zhejiang Commission of Economy and Informatization on May 17, 2016 with a term of five years. We plan to renew it before it expires. The permit authorizes Zhejiang Jingyuxin to operate the guarantee business, and related financial consulting and consulting agent business in China.

Competition

The Company faces competition in the financial industry. We believe that the financial industry is becoming more competitive as this industry matures and begins to consolidate, especially under the heavy regulation by policies and macroeconomic downturn. The Company competes with other financial guarantee companies, other financial consulting companies, and some cash-rich state-owned companies or individuals that provide financial services to MSMEs. Some of these competitors have larger and more established customer bases and substantially greater financial, marketing and other resources than we have. As a result, we could lose market share and our revenues could decline, thereby adversely affecting our earnings and potential for growth.

While we plan to achieve a competitive advantage by adopting various business strategies including exploring business in the Internet + Healthcare area, we face the competition from the companies much bigger than us and with a longer history. For example, Ping’an good doctor focuses on online diagnosis, consumption diagnosis, health mall, health management and health interaction. Ali Health started from online medicine, and is building a big health closed loop by developing internet diagnosis, intelligent treatment, consumption diagnosis and source tracking service. Huarun Medicine, as a top medicine enterprise, has strong supply chain and rich client resources and is developing its platform by applying internet technology.

Seasonality

Our main business does not have significant seasonality.

Government Regulation

The Company’s operations are subject to extensive and complex state, provincial and local laws, rules and regulations. We are supervised by a variety of provincial and local government authorities, including CBRC, PBOC, local tax bureaus, local Administration of Industry and Commerce, local Bureau of Finance, local Administration of Foreign Exchange and local employment departments. The areas include Zhejiang Province, Guangdong Province, Tianjin City and Xinjiang Uyghur Autonomous Region.

Summaries of Certain Key PRC Laws

Below are summaries of the material terms of PRC laws applicable to our businesses.

No.	Regulation name	Main regulatory content
1	Regulations on the supervision and administration of financial guarantee companies

Article 15 The balance of guarantee responsibility of a financial guarantee company shall not exceed 10 times its net assets.

Article 16 The ratio of the balance of guarantee liabilities of the financial guarantee company to the same guaranteed person and the net assets of the financial guarantee company shall not exceed 10%, and the ratio of the balance of guarantee liabilities of the same guaranteed person and its related parties to the net assets of the financial guarantee company shall not exceed 15%.

Article 17 A financial guarantee company shall not provide financial guarantees for its controlling shareholders and actual controllers, and the conditions for providing financial guarantees for other related parties shall not be better than the conditions for providing similar guarantees for non-related parties.

2	Measures for the administration of financial guarantee business license	Article 7 The establishment, merger, division or reduction of registered capital of a financial guarantee company shall issue and renew a business license for financial guarantee business after approval by the supervision and management department.

3	Measures for measuring the Balance of Financial Guarantee Liability

Article 11 The balance of loan guarantee liability = loan guarantee balance of small and micro enterprises for a single under guaranteed balance of RMB 5 million × 75% + loan guarantee balance of farmers for a single under guaranteed balance of RMB 2 million × 75% + other loan guarantee balance × 100%.

Article 15 The balance of the financial guarantee company’s financial guarantee liability shall not exceed 10 times its net assets.

Article 16 The balance of the financial guarantee company’s financial guarantee liability for the same guaranteed person shall not exceed 10% of its net assets, and the balance of financial guarantee liability for the same guaranteed person and its related parties shall not exceed 15% of its net assets.

4	Measures for the Management of Asset Ratio of Financial Guarantee Companies

Chapter 2 Asset Classification

Article 4 The main assets of the financial guarantee company are classified into grades I, II, and III according to the form.

Chapter 3 Asset Proportion Management

Article 8 The sum of the net assets, the unexpired liability reserve and guarantee compensation reserve of the financial guarantee company shall not be less than 60% of the total assets.

Article 9 The sum of the level I assets and level II assets of the financial guarantee company shall not be less than 70% of the total assets after deducting the receivables; the level I assets shall not be less than 20% of the total assets after deducting the receivables; Level III assets shall not be higher than 30% of the total assets after deducting the receivables.

5	Guidelines for Business Cooperation between Banking Financial Institutions and Financial Guarantee Companies

Article 9 both parties of banks and financial guarantee companies may agree to carry out business cooperation within the following scope:

(1) Financial guarantee business: including loan guarantee, bill acceptance guarantee, letter of credit guarantee and other financial guarantee business;

(2) Non-financial guarantee business: including bid guarantee, project performance guarantee, litigation preservation guarantee and other non-financial guarantee business;

(3) Other legal compliance business.

6	China Banking Insurance Regulatory Commission, Notice on Strengthening the Supervision and Management of Commercial Factoring Enterprises (ybjf [2019] No. 205)

(4) Commercial factoring enterprises shall not have the following behaviors or operating the following businesses:

1. Absorbing or absorbing public deposits in disguised form;

2. Financing through Internet lending information intermediaries, local trading places, asset management agencies, and private investment funds institutions;

3. Lending or borrowing funds in disguised form with other commercial factoring enterprises;

4. Making loans or entrusted loans;

5. Specially engaged in or entrusted to carry out collection business and debt collection business unrelated to commercial factoring;

6. Carrying out factoring financial business based on illegal basic transaction contract, consignment contract, accounts receivable with unclear ownership, payment claim arising from bills or other securities, etc;

7. Other activities not allowed by the state.

(7) Commercial factoring companies should comply with the following regulatory requirements:
1. The receivables of the same debtor shall not exceed 50% of the total risk assets;

2. The receivables of which the affiliated enterprise is the debtor shall not exceed 40% of the total risk assets;

3. Incorporate factoring Financial funds not recovered or unrealized that are overdue for 90 days into non-performing asset management;

4. The withdrawn risk reserve shall not be less than 1% of the closing balance of the financial factoring business;
5. Risk assets shall not exceed 10 times the net assets.

(11) Commercial factoring enterprises shall report to the Financial Supervision Bureau within 10 working days after the occurrence of the following matters:

1. Major related party transactions with a single amount exceeding 5% of net assets;

2. Major debts with a single amount exceeding 10% of net assets;

3. Contingent liabilities with a single amount exceeding 20% of net assets;

4. Major loss or liability for compensation exceeding 10% of net assets;

5. Major pending litigation and Arbitration.

C.	Organizational Structure

The following is an organizational chart setting forth our corporate structure as of December 31, 2019:

The following is an organizational chart setting forth our corporate structure as of June 26, 2020:

 The following table lists the major holders of our Ordinary Shares:

	Record Holder	Ownership Percentage	Beneficial Owner*	Beneficial Ownership in Record Holder
1	Ruiheng Global Limited	24.7590%	Yuan Shen	40.637%
2	Yangwei Global Limited	13.7746%	Qian Li	87.291%
3	Jiyi Global Investments Limited	8.0453%	Qian Li	75.05%
4	Zhan Zhao Limited	5.0927%

*	Beneficial owners of 30% or more of applicable record holders, where record holder is not an individual.

D.	Property, Plants and Equipment

The Company has the land use rights and the ownership for the following building:

Subsidiary Name	City	Address	Size (m2)	Land Use Rights Term
Zhejiang Jinyuxin	Shaoxing, Zhejiang	Building A, 2-8 Jiangdong Rd, Baiguan St.	Land: 286.23; building: 982.21	Until July 24, 2047

The Company has signed the following leases:

Subsidiary Name	City	Address	Size (m2)	Term
LAM	Hangzhou, Zhejiang	First floor of No. 147 Ganshui lane, Shangcheng District	145.06	February 18, 2020-August 17, 2020

LAM	Hangzhou, Zhejiang	Room 401-410, No. 88-1, Marshal Temple Rear, Shangcheng District	635	July 6, 2018-July 5, 2023

Zhejiang Jingyuxin	Shaoxing, Zhejiang	48th floor of Baiguan Square, Baiguan Street	1,700	May 1, 2020-April 30, 2022

Zhejiang Jingyuxin	Shaoxing, Zhejiang	Rm 301, Unit 1, Bldg 21, Liulangdongyuan, Shangcheng District	98	September 20, 2018 to September 19, 2020

Zhiyuan	Hangzhou, Zhejiang	Second floor of No. 147 Ganshui Lane, Shangcheng District	221.03	February 18, 2020-February 17, 2023

Zhiyuan	Guangzhou, Guangdong	Room 101-211, Building 4, No. 230, Huangge Section, South Road, Huangge Town, Nansha District	23	June 22, 2019-June 30, 2020

The Company does not have any plants, but has office equipment in each office.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F.

A.	Operating results

Overview

In the fiscal year ended December 31, 2019, we conducted management and assessment services and financial guarantee and consulting business, in addition to existing direct loan business from which we only had minimal income.

Management & assessment services and factoring business

We commenced our management & assessment services and factoring business to customers in December 2018. For the years ended December 31, 2019 and 2018, we provided management and assessment services to four customers, generating revenues of $135,938 and $71,568, respectively.

1)

Asset management services focus on providing account receivable collection plans, collection, investigation on assets such as guaranty, assisting litigation mitigation, process assets and asset supervision;

2)	Financing services focus on designing financing plans, recommending fund sources and assisting funds to arrange project due diligence; and

3)

Factoring business focuses on financing invoices from businesses that have cash flow problems due to slow-paying customers. The client gets immediate funds for the receivable. We hold the invoice and make certain profit when the invoice is paid by the clients’ customers. In this process, we also provide related services such as assessing the buyers’ credit risks.

Financial guarantee and consulting services

In order to diversify the Company’s business and generate additional revenue, on December 20, 2019, the Company completed acquiring 65.0177% equity interest in Lixin Cayman and its subsidiaries (collectively “Lixin”), which were engaged in guarantee and consulting services. The Company is able to consolidate operations of Lixin Cayman effective December 20, 2019 and now operates a separate guarantee and consulting services.

Financial guarantee services

We received financial guarantee commission by providing financial guarantee services to customers. Pursuant to financial guarantee service contracts, the Company is obligated to make payments if the customers fail to make payments to financial institutions as scheduled. Accordingly, the financial institutions providing capital to customers would claim defaulted amount against Lixin if any potential defaults incurred by customers. The contract amounts reflect the extent of credit losses to which the Company is exposed.

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures including due-diligence visits and post-lending visits to the clients. The Company manages credit risk through in-house research and analysis of the Chinese economy and the underlying obligors and transaction structures. To minimize credit risk, the Company requires collateral in the form of rights to cash, securities or property and equipment.

The Company has been providing the financial guarantees of loans for limited history. The customer’s deposits or other assets are held as collateral for the repayment of each loan. As of December 31, 2019, the amount of outstanding loans and related interests that the Company has guaranteed is approximately $35.1 million. The Company estimates the fair market value of the collateral to be approximately $61.4 million as of December 31, 2019.

For the period from acquisition of Lixin on December 20, 2019 to December 31, 2019, the Company generated financial guarantee commission of $8,797.

Consulting services for financial guarantee customers

The Company provided financial consulting services to financial guarantee customers. Pursuant to the contracts with customers, the Company facilitated financial guarantee services between customers and financial guarantors, and charged referral fees at a fixed amount. The performance obligations are completed and control of the service is transferred upon successful facilitation of guarantee service, which is at the inception of financial guarantee period. Transaction prices are generally paid upon successful facilitation. The Company recognizes the revenue at the inception of guarantee period.

For the period from acquisition of Lixin on December 20, 2019 to December 31, 2019, the Company generated minimal consulting services for financial guarantee customers.

Consulting services relating to debt collection

The Company also provides consulting services relating to debt collection with certain factoring companies. The debt collection services involved commitments of 1) assisting the customers to obtain court judgments on outstanding debt, and 2) assisting the customers to receive repayment on outstanding debt. The Company recognized revenues upon completion of each commitment.

For the period from the closing of Lixin Acquisition on December 20, 2019 to December 31, 2019, the Company generated consulting services relating to debt collections of $176,984 through Lixin.

In addition, Zeshi was involved in consulting service relating to debt collection with one factoring company. The debt collection service involved one performance obligation which is to assist the customer to receive repayment on outstanding debt, and the Company recognized revenues upon completion of the performance obligation. For the year ended December 31, 2019, Zeshi assisted the customer to collect the debt and recognized revenue of $316,795.

Interest and fees earned from factoring business

We also entered into financing arrangements with our customers through Zhiyuan, which is engaged in business factoring program. We earned interest income from these financing arrangements. For the years ended December 31, 2019 and 2018, we earned interest income from factoring programs of $2,782,332 and $35,229, respectively.

We used to engage in disbursement of direct loans to MSMEs located in Xinjiang Uygur Autonomous Region. Our customers covered sectors of commerce and service, real estate, technology promotion and application services, construction, finance, wholesale and retail and other industries. From 2018, we decreased direct loan business and didn’t conduct or renew any loan in 2019. As of December 31, 2019, we had direct loans receivables due from four business customers and two individual customers. For the years ended December 31, 2019 and 2018, we earned interest and fees income from direct loan customers of $1,153 and $15,035, respectively.

Recent developments

Lixin Acquisition

In January 2019, the Company acquired 1% equity interest in Zhejiang Lixin at a cash consideration of $427,318 (RMB 2,858,600).

On June 13, 2019 and August 23, 2019, the Company entered into a share purchase agreement (“SPA”) and a supplementary to the SPA with Lixin Cayman and certain shareholders of Lixin Cayman, pursuant to which the Company would acquire 65.0177% equity interests in Lixin Cayman and its subsidiaries at a consideration of approximately $39.38 million (RMB 276.00 million)  (later adjusted to $31.09 million (RMB 217.88 million). See Note 4 to the Consolidated Financial Statements). Lixin Cayman is engaged in financial guarantee business, asset management, supply chain financing, and business factoring through its subsidiaries based in Zhejiang Province, China.

The transaction was closed on December 20, 2019 upon the Company’s issuance of 291,795,150 Class B convertible preferred shares. These convertible preferred shares are embedded with liquidation preference and dividend preference but with no voting rights. Upon the second anniversary of the closing date, one Class B preferred share may be convertible to one ordinary share or can be redeemed at a conversion price calculated at the average closing price per share for ninety consecutive trading days before the conversion date. Because the Company’s board has the rights to convert any or all of the Class B Preferred Shares, in whole or in part, into ordinary shares. Accordingly, the redemption provisions are solely at the discretion of the Company.

Disposition of Urumqi Fenghui Direct Lending Co., Ltd. (“Feng Hui”)

On July 31, 2019 and November 22, 2019, the Company entered into a framework agreement (the “Agreement”) and a supplementary to the Agreement with Zhejiang Zhongfeng Investment Management Co., Ltd. (“Zhongfeng”, or the “Purchaser”), pursuant to which Zhongfeng agreed to acquire a 100% equity interest in Feng Hui, a variable interest entity of the Company, or acquire control over and become a primary beneficiary of Feng Hui through contractual arrangements. Feng Hui primarily provides loan facilitation services to micro, small and medium sized enterprises in the Xinjiang Uygur Autonomous Region. On November 22, 2019, the disposition transaction was closed at a consideration of approximately $1.44 million (RMB 10 million) and transferred control over Feng Hui to Zhongfeng. For the year ended December 31, 2019, the Company received an aggregate of $504,713 (RMB 3.5 million). On April 30, 2020, the Company received an additional $0.43 million (RMB 3.0 million) from Zhongfeng.

Upon the closing of the disposition on November 22, 2019, the Company released all Feng Hui equity interests to Feng Hui’s shareholders and those interests were subsequently transferred to Zhongfeng by Feng Hui’s shareholders. Zhongfeng assumed all assets and obligations of Feng Hui. Upon the closing of the transaction, the Company does not bear any contractual commitment or obligation to the microcredit business or the employees of Feng Hui, nor to the Purchaser.

Key Factors Affecting Our Results of Operation

We have a limited operating history of our current businesses. We commenced management and assessment consulting services in December 2018, and acquired financial guarantee and consulting business in late December 2019. We believe our future success depends on our ability to significantly expand financial market and channels, and apply latest technology related to healthcare big data, artificial intelligence and block chain to the combination of medical and healthcare management and insurance. Our limited operating history makes it difficult to evaluate our business and future prospects. You should consider our future prospects in light of the risks and challenges encountered by a company with a limited operating history in an emerging and rapidly evolving industry. These risks and challenges include, among other things,

●	our ability to integrate financial guarantee and financial consulting business;

●	our ability to expand financial market and channels, especially in individual financial area services: insurance + consumption finance; and

●	our ability to build the insurance technology and health management platform.

In addition, our business requires a significant amount of capital in large part due to needing to continuously grow financial guarantee services, and expand our business in existing markets and to additional markets where we currently do not have operations. We do not know if we will receive the amount of capital needed for our business growth and expansion.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of our future trends.

	For the Years Ended December 31,
	2019	2018	2017

Revenues from services	$639,220	$71,568	$-
Cost of revenues	(8,080)	-	-
Net revenues of services	631,140	71,568	-

Commissions and fees on financial guarantee services	8,797	-	-
Provision for financial guarantee services	(5,008)	-	-
Commission and fee income on guarantee services, net	3,789	-	-

Interest and fees income
Interest and fees on direct loans	1,153	15,035	1,628,525
Interest income on loans due from third parties	34,707	-	-
Interest income from factoring business	2,782,332	35,229	-
Interest income on deposits with banks	64,636	418	537
Total interest and fee income	2,882,828	50,682	1,629,062

Interest expense
Interest expenses and fees on secured loans	(2,218,815)	(25,118)	-

Net interest income	664,013	25,564	1,629,062

Provision for loan losses	(2,244,601)	(2,176,216)	(565,187)

Net interest (loss) income after provision for loan losses	(1,580,588)	(2,150,652)	1,063,875

Operating (loss) income	(945,659)	(2,079,084)	1,063,875

Total operating expenses
Salaries and employee surcharge	(512,314)	(572,117)	(518,015)
Business taxes and surcharge	(352)	(714)	(9,879)
Other operating expenses	(1,384,907)	(1,468,738)	(1,691,387)
Changes in fair value of warrant liabilities	530,863	748,346	-
Total operating expenses	(1,366,710)	(1,293,223)	(2,219,281)

Loss before income taxes	(2,312,369)	(3,372,307)	(1,155,406)
Income tax expenses	(244,741)	(17,635)	(250,245)

Net loss from continuing operations	(2,557,110)	(3,389,942)	(1,405,651)

Net income (loss) from discontinued operations, net of income tax	26,846,018	(90,736,365)	(53,377,622)

Net income (loss)	$24,288,908	$(94,126,307)	$(54,783,273)

Year ended December 31, 2019 compared to year ended December 31, 2018

Revenues

Our revenues from services increased by $567,652 or 793%, from $71,568 for the year ended December 31, 2018, to $639,220 for the year ended December 31, 2019. The following table sets forth a breakdown of our revenue by services offered for the years ended December 31, 2019 and 2018:

	For the years ended December 31,		Variance
	2019	2018	Amount	%
Management and assessment services	$135,938	$71,568	$64,370	90%
Consulting services relating to debt collection	493,779	-	493,779	100%
Consulting services relating to financial guarantee services	9,503	-	9,503	100%
Revenues from services	$639,220	$71,568	$567,652	793%

Management and assessment services

We commenced our management and assessment services in December 2018, which primarily involved factoring services, asset management services and financing services.

Revenues from management and assessment services increased by $64,370, or 90% from $71,568 for the year ended December 31, 2018 to $135,938 for the year ended December 31, 2019. The primary reason of the increase was as we launched the services in December 31, 2018 and we recognized management and assessment services using a time-based measure of progress, a majority of revenues from the contracts obtained in 2018 were recognized in the year ended December 31, 2019.

Consulting services relating to debt collection

The Company provides consulting services relating to debt collection with certain factoring companies, through Lixin Cayman and its subsidiaries which were acquired in late December 2019. The debt collection services involved two performance obligations, and the service fee for each performance obligation are fixed and reflected the stand-alone selling price. In addition, a collected-amount based incentive is rewarded to the Company upon collection of outstanding debt.

1)	assisting the customers to get court judgements on outstanding debt, and the Company recognized revenues over the period towards the completion of the performance obligation; and
2)	assisting the customers to receive repayment on outstanding debt, and the Company recognized revenues upon completion of the performance obligation.

For the period from acquisition of Lixin Cayman and its subsidiaries on December 20, 2019 to December 31, 2019, the Company assisted four customers to get court judgments on outstanding debts and recognized revenue of $176,984 through Lixin Cayman and its subsidiaries.

In addition, Zeshi was involved in consulting service relating to debt collection with one factoring company. The debt collection service involved one performance obligation which is to assist the customer to receive repayment on outstanding debt, and the Company recognized revenues upon completion of the performance obligation. For the year ended December 31, 2019, Zeshi assisted the customer to collect the debt and recognized revenue of $316,795.

Because we were just engaged in consulting services relating to debt collection in December 2019, we did not generate any revenues for the year ended December 31, 2018.

Consulting services relating to financial guarantee services

The Company provided financial consulting services to financial guarantee customers. Pursuant to the contracts with customers, the Company facilitated financial guarantee services between customers and financial guarantors, and charged referral fees at a fixed amount. The performance obligation is completed and control of the service is transferred at the inception of financial guarantee period. Transaction prices are generally paid upon successful facilitation. The Company recognizes the revenue at the inception of guarantee period.

From the acquisition date from December 20, 2019 to December 31, 2019, the Company generated minimal revenue from consulting services relating to financial guarantee services.

We were just engaged in consulting services relating to financial guarantee services in December 2019 and we did not generate any revenues for the year ended December 31, 2018.

Interest and fees income

Interest and fee income consisted of interest and fee income generated from factoring business and from direct loans. For the year ended December 31, 2019, the interest and fee income was $2,882,828, representing an increase of $2,832,146, or 5,588% from $50,682 for the year ended December 31, 2018. The increase was mainly attributable to an increase of $2,747,103 in interest and fee income generated from factoring business, as we launched our factoring business in December 2018.

Interest expenses and fees on secured loans

Interest expenses and fees on secured loans increased by $2,193,697, or 8,734% from $25,118 for the year ended December 31, 2018 to $2,218,815 for the year ended December 31, 2019.

The significant increase of interest expenses and fees on secured loans was primarily driven by borrowings of secured loans of $67,258,135 in December 2018 and borrowings of $43,422,881 during the year ended December 31, 2019, leading to a one-month interest expense was recognized for the year ended December 31, 2018, while remaining interest expenses recognized for the year ended December 31, 2019.

All secured loans were repaid during the year ended December 31, 2019.

Provision for loan losses

The provision for loan losses was determined by comparing the beginning and ending balance of allowance for loan losses for business and personal loans. If the ending balance of the allowance of loan losses after any charge offs (net of recoveries) is less than the beginning balance, it will be recorded as a “reversal”; if it is larger, it will be recorded as a “provision” in the allowance for loan loss. The netting amount of “reversal” and “provision” is presented in “provision for loan losses” in the condensed consolidated statements of operations and comprehensive loss.

Provision for loan losses increased by $68,385, or 3%, from $2,176,216 for the year ended December 31, 2018 to $2,244,601 for the year ended December 31, 2019. The increase was caused by additional “doubtful” loans rolled to “loss” loans during the year ended December 31, 2019 as compared to that for the same period ended December 31, 2018. The provision for loan losses is maintained at a level believed to be reasonable by management to absorb probable losses inherent in the portfolio as of each balance sheet date. The provision is based on factors such as the size and current risk characteristics of the portfolio, an assessment of individual loans and actual loss, delinquency, and/or risk rating record within the portfolio.

Operating expenses

Operating expense mainly consisted of salary and employee surcharges, business tax and surcharges, office expenses, travel costs, entertainment expenses, depreciation of equipment, investment impairment, professional fees and office supplies. Non-interest expenses increased by $73,487, or 6% from $1,293,223 for the year ended December 31, 2018 to $1,366,710 for the year ended December 31, 2019.  The increase was primarily attributable by a decrease of $217,483 in changes of fair value of warrant liabilities because the Company was delisted from NASDAQ in September 2019, offset against a decrease of $59,803 in salaries and employee surcharges due to resignation of employees as a result of downsized direct loan business, and a decrease of $83,831 in other operating expenses due to the decrease in expenses related to direct loan business.

Income tax expenses

We had income tax expenses of $244,741 for the year ended December 31, 2019, as compared with $17,635 for the year ended December 31, 2018.

Current income tax expenses increased by $169,432 from $17,635 for the year ended December 31, 2018 to $187,067 for the year ended December 31, 2019. The increase was primarily caused by increase of $168,127 in current income tax expenses incurred by Zeshi and Zhiyuan as a result of increasing taxable income generated during the year ended December 31, 2019.

Deferred income tax expenses changed from deferred tax expenses of $nil for the year ended December 31, 2018 to deferred tax expenses of $57,674 for the ended December 31, 2019. The change was mainly caused by the deferred tax expenses of $64,468 from net operating losses generated by Lixin, against deferred tax benefits of $6,794 arising from recognition of intangible assets from the Lixin Acquisition.

Net income (loss) from discontinued operations, net of income tax

During the year ended December 31, 2019, the net income was comprised of a net loss of $27,904,790 from discontinued operations of Feng Hui and a gain of $54,750,808 from disposal of the discontinued operations of Feng Hui.

During the year ended December 31, 2018, the net loss of $90,736,365 mainly represented a net loss of $90,736,365 from discontinued operations of Feng Hui.

For details of disposition of Feng Hui, please refer to Note 5 to the consolidated financial statements in the Form 20-F.

Net income

As a result of the foregoing, we had a net income of $24,288,908 for the year ended December 31, 2019, as compared to a net loss of $94,126,307 for the year ended December 31, 2018.

Year ended December 31, 2018 compared to year ended December 31, 2017

Revenues

We commenced our management and assessment services on direct loans in December 2018, which primarily involved maintenance services on direct loans over the loan period. The service fee is recognized over loan period. For the year ended December 31, 2018, we obtained contracts with four customers and we generated revenues from management and assessment services on direct loans of $71,568.

Because we just launched management and assessment services in December 2018 and we did not generate any revenues for the year ended December 31, 2017.

Interest and fees

Interest and fees decreased by $1,578,380, or 97% from $1,629,062 for the year ended December 31, 2017 to $50,682 for the year ended December 31, 2018.

The sharp decrease of interest and fees on direct loans was attributable to increasing past due loan receivable and interest receivable during the year ended December 31, 2018 which resulted in reversal of interest income.

Provision for loan losses

The provision for loan losses was determined by comparing the beginning and ending balance of allowance for loan losses for business and personal loans. If the ending balance of the allowance of loan losses after any charge offs (net of recoveries) is less than the beginning balance, it will be recorded as a “reversal”; if it is larger, it will be recorded as a “provision” in the allowance for loan loss. The netting amount of “reversal” and “provision” is presented in “provision for loan losses” in the condensed consolidated statements of operations and comprehensive loss.

Provision for loan losses increased by $1,611,029, or 285%, from $565,187 for the year ended December 31, 2017 to $2,176,216 for the year ended December 31, 2018. The increase was caused by additional “doubtful” loans rolled to “loss” loans during the year ended December 31, 2018 as compared to that for the same period ended December 31, 2017. The provision for loan losses is maintained at a level believed to be reasonable by management to absorb probable losses inherent in the portfolio as of each balance sheet date. The provision is based on factors such as the size and current risk characteristics of the portfolio, an assessment of individual loans and actual loss, delinquency, and/or risk rating record within the portfolio.

Operating expenses

Operating expense mainly consisted of salary and employee surcharges, business tax and surcharges, office expenses, travel costs, entertainment expenses, depreciation of equipment, investment impairment, professional fees and office supplies. Non-interest expenses decreased by $926,058, or 42% from $2,219,281 for the year ended December 31, 2017 to $1,293,223 for the year ended December 31, 2018.  The decrease was primarily attributable a decrease of $748,346 in changes of fair value of warrant liabilities as a result of continuing decrease of the Company’s share price from private placement in July 2018 to December 31, 2018, and a decrease of $222,649 in non-operating expenses as a result of slowdown of direct loan business in the year ended December 31, 2018.

Income tax expenses

We had income tax expenses of $17,635 for the year ended December 31, 2018, as compared with $250,245 for the year ended December 31, 2017, which was in line with a change from a net income for the year ended December 31, 2017 to a net loss for the same period ended December 31, 2018.

Net loss from discontinued operations, net of income tax

During the year ended December 31, 2018 and 2017, the net loss from represented a net loss of $90,736,365 and $53,377,622 from discontinued operations of Feng Hui.

For details of disposition of Feng Hui, please refer to Note 5 to the consolidated financial statements in the Form 20-F.

Net loss

As a result of the foregoing, we had a net loss of $94,126,307 for the year ended December 31, 2018, as compared with a net loss of $54,783,273 for the year ended December 31, 2017.

Taxation

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Under the current tax laws of BVI, the Company’s subsidiary incorporated in the BVI is not subject to tax on income or capital gains.

Hong Kong

Roan HK and Lixin HK are incorporated in Hong Kong and are subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate for the first HKD$2 million of assessable profits is 8.25% and assessable profits above HKD$2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. Before that, the applicable tax rate was 16.5% for corporations in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax laws, Roan HK and Lixin HK are exempted from income tax on its foreign-derived income and there are no withholding taxed in Hong Kong on remittance of dividends.

PRC

PRC subsidiaries are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. The EIT rate for companies operating in the PRC is 25%.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of assets and liabilities, (ii) disclosure of contingent assets and liabilities at the end of each reporting period and (iii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these estimates and assumptions based on historical experience, knowledge and assessment of current business and other conditions, expectations regarding the future based on available information and reasonable assumptions, which together form a basis for making judgments about matters not readily apparent from other sources. The use of estimates is an integral component of the financial reporting process, though actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our consolidated financial statements as their application places the most significant demands on the judgment of our management.

●	Basis of presentation

The accompanying audited consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

●	Principal of consolidation

The consolidated financial statements include the accounts of the Company, its wholly and majority owned subsidiaries, and consolidated VIE and its subsidiaries for which the Company is the primary beneficiary.

All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

●	Revenue recognition

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

The Company has assessed the impact of the guidance by reviewing its existing customer contracts and current accounting policies and practices to identify differences that will result from applying the new requirements, including the evaluation of its performance obligations, transaction price, customer payments, transfer of control and principal versus agent considerations. Based on the assessment, the Company concluded that there was no change to the timing and pattern of revenue recognition for its current revenue streams in scope of ASC 605 and therefore there was no material changes.

Pursuant to ASC606-10-15-2, the interest income generated from direct loan business, factoring business and financial guarantee income generated by financial guarantee business are scoped out of ASC606.

Management and assessment services on loans

Service fees for management and assessment services are paid by customers during the service period. The Company recognizes the revenue over the service period using a time-based measure of progress.

Consulting services for financial guarantee customers

The Company provided financial consulting services to financial guarantee customers. Pursuant to the contracts with customers, the Company facilitated financial guarantee services between customers and financial guarantors, and charged referral fees at a fixed amount. The performance obligations are completed and control of the service is transferred upon successful facilitation of guarantee service, which is at the inception of financial guarantee period. Transaction prices are generally paid upon successful facilitation. The Company recognizes the revenue at the inception of guarantee period.

Consulting services relating to debt collection services

For the year ended December 31, 2019, the Company entered into agreements with certain factoring companies to provide consulting services relating to debt collection services for these customers. The management consulting services either involved two performance obligations which are to assist the customers to obtain court judgments on outstanding debt and to assist the customers to receive repayment on outstanding debt, or one performance obligation which is to assist the customers to receive repayment on outstanding debt. Pursuant to the contracts with customers, the service fees are fixed and payable upon the completion of each performance obligation. In addition, a collection amount based incentive is agreed in the agreements. As of December 31, 2019, the Company did not include incentive in the transaction price because the Company had limited information on the collection amount of outstanding debts. The transaction price is allocated to each performance obligation based on the relative standalone selling prices of the services being provided to the customer.

1)	For the Company’s assistance with customers to obtain court judgments on outstanding debt, the customers receive and consumes benefits from the services provided by the Company, and thus the Company recognized revenues over period. The Company measures progress towards completion of the performance obligation by using input method based on the staff cost incurred.

2)	For the Company’s assistance with customers to receive repayment on outstanding debt, the Company recognized revenues upon collection of outstanding debts.

●	Income taxes

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

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis. Deferred tax assets are recognized to the extent that it is probable that taxable income to be utilized with prior net operating loss carried forwards. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. As of December 31, 2019, income tax returns for the tax years ended December 31, 2014 through December 31, 2018 remain open for statutory examination.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 3(kk) of our audited consolidated financial statements included elsewhere in this annual report.

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017, 2018 and 2019 were increases of 4.5%, 1.9% and 1.8%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

B.	Liquidity and capital resources

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. To date, we have financed our operations primarily through cash flows from operations, bank borrowings and equity financing.

For the year ended December 31, 2019, the Company incurred net loss from continuing operations of approximately $2.56 million, and cash outflows of approximately $1.07 million from operating activities from continuing operations. The continuing net loss from continuing operations and cash outflow from operating activities caused the management’s consideration of the Company’s liquidity and its ability to continue as a going concern.

In assessing the Company’s liquidity, the Company monitors and analyzes its cash and its ability to generate sufficient cash flow in the future to support its operating and capital expenditure commitments. The Company’s liquidity needs are to meet its working capital requirements and operating expenses obligations.

As of December 31, 2019, the Company had cash balance of $6,911,592 and a positive working capital of $39,449,021. In addition to the cash balance, the working capital was mainly comprised of restricted cash of $15,233,933, short-term investments in financial products of $8,610,796 and loan receivable due from third parties of $5,952,223. The balances of these assets are expected to be repaid on maturity dates and will also be used for working capital.

In addition, the management estimated the operating expenses obligation for the next twelve months after issuance of the consolidated financial statements to be $1.85 million, which will be covered by the cash flows of $7.79 million generated from financial guarantee services and financial consulting services. The Company’s shareholder also committed to provide continuous financial support to the Company whenever necessary.

The Company plans to fund its operations through revenue generated from its revenues of management and assessment services, financial guarantee services and financial consulting services, private placements from investors, and financial support commitments from the Company’s shareholders.

Based on above operating plan, the management believes that the Company will continue as a going concern in the following 12 months.

The Company’s ability to support its operating and capital expenditure commitments will depend on its future performance, which will be subject in part to general economic, competitive and other factors beyond its control. Recent COVID-19 outbreak and spread is causing lockdowns, quarantines, travel restrictions, and closures of businesses and schools. Due to COVID-19 outbreak, the Company’s facilities remained closed or had limited business operations after the Chinese New Year holiday until early March 2020. In addition, COVID-19 has caused limited access to the Company’s facilities and limited support from workforce employed in the Company’s operations, and as a result, the Company may experience delay of outstanding receivables from customers and limited access to cash to expand its operations. Although the Company has taken all possible measures to overcome the adverse impact derived from the COVID-19 outbreak and have resumed its normal business activities in early March 2020, it is expected that the Company will generate a lower amount of revenue and profit during the period from February to April 2020. The extent to which the coronavirus impacts the Company’s operation results for year 2020 will depend on certain future developments, including the duration and spread of the outbreak, emerging information concerning the severity of the coronavirus and the actions taken by governments and private businesses to attempt to contain the coronavirus, all of which is uncertain at this point.

Current foreign exchange and other regulations in the PRC may restrict our PRC entities in their ability to transfer their net assets to the Company and its subsidiaries in Cayman Islands, and Hong Kong. However, these restrictions have no impact on the ability of these PRC entities to transfer funds to us as we have no present plans to declare dividend which we plan to retain our retained earnings to continue to grow our business. In addition, these restrictions have no impact on the ability for us to meet our cash obligations as all of our current cash obligations are due within the PRC.

A majority of our future revenues are likely to continue to be in the form of Renminbi. Under existing PRC foreign exchange regulations, Renminbi may be converted into foreign exchange for current account items, including profit distributions, interest payments and trade-and service-related foreign exchange transactions.

We expect that a substantial majority of our future revenues will be denominated in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

Cash Flows

The following table sets forth a summary of our cash flows for the years ended December 31, 2019, 2018 and 2017.

	For the Years Ended December 31,
	2019	2018	2017
Net Cash (Used in) Provided by Operating Activities	$(1,101,143)	$(2,199,042)	$9,897,820
Net Cash Provided by (Used in) Investing Activities	85,965,056	(66,592,103)	(15,581,951)
Net Cash (Used in) Provided by Financing Activities	(64,138,838)	68,917,541	2,544,458
Effect of exchange rate changes on cash and cash equivalents	119,326	(5,150)	126,361
Net increase (decrease) in cash and cash equivalents, and restricted cash in banks	$20,844,401	$121,246	$(3,013,312)

Operating activities

Years Ended December 31, 2019 and 2018

Net cash used in operating activities was $1,101,143 for the year ended December 31, 2019, a decrease of $1,097,899 from net cash used in operating activities of $2,199,042 for the year ended December 31, 2018.

For the year ended December 31, 2019, we generated a net income of $26,846,018 from discontinued operation and had net cash used in discontinued operation of $26,564, a change of $117,582,383 and $607,750 from net loss of $90,736,365 and net cash used in discontinued operation of $634,314.

We had net cash used in operating activities from continuing operations of $1,074,579 for the year ended December 31, 2019, a decrease of $490,149 from $1,564,728 for the year ended December 31, 2018. We incurred a net loss from continuing operations of $2,557,110 for the year ended December 31, 2019, a decrease of $832,832 from $3,389,942 for the year ended December 31, 2018. In addition to the change in profitability, the decrease in net cash used in operating activities was the result of several factors, including:

●	An increase of $206,442 in accounts receivable for the year ended December 31, 2019, as compared with an increase of $nil for the same period ended December 31, 2018. The change of accounts receivable arose from Lixin’s business, which was acquired in December 2019;

●	An increase of $273,589 in tax payable for the year ended December 31, 2019, as compared with an increase of $9,410 for the same period ended December 31, 2018. The changes were mainly caused by the increase of change in tax payable of Lixin which was acquired in December 2019.

Years Ended December 31, 2018 and 2017

Net cash used in operating activities was $2,199,042 for the year ended December 31, 2018, a change of $12,096,862 from net cash provided by operating activities of $9,897,820 for the year ended December 31, 2018.

For the year ended December 31, 2018, we incurred a net loss of $90,736,365 from discontinued operation and had net cash used in discontinued operation of $634,314, a change of $37,358,743 and $11,853,085 from net loss of $53,377,622 and net cash provided by discontinued operation of $11,218,771.

We had net cash used in operating activities from continuing operations of $1,564,728 for the year ended December 31, 2018, an increase of $243,777 from $1,320,951 for the year ended December 31, 2017. We incurred a net loss from continuing operations of $3,389,942 for the year ended December 31, 2018, an increase of $1,984,291 from $1,405,651 for the year ended December 31, 2018. In addition to the change in profitability, the change in net cash was caused by 1) adjustment of provision of loan losses of $1,611,029 as a result of increasing long-aged loan receivables; 2) adjustment of changes in fair value of warrants of $748,346 which arose from private placements in the year 2018; and 3) An increase of $9,410 in tax payable for the same period ended December 31, 2018, as compared with a decrease of tax payable of $579,719, because the Company prepaid income taxes for the year ended December 31, 207.

Investing activities

For the year ended December 31, 2019, we had net cash provided by investing activities of $85,965,056 which was primarily attributable to collection of borrowings from customers of $107,833,488 and acquisition of cash, cash equivalents and restricted cash of $21,442,122 through acquisition of Lixin, against disbursement of loans to customers of $43,422,881.

For the year ended December 31, 2018, we had net cash used in investing activities of $66,592,103 which was attributable to disbursement of loans to customers of $67,424,391, against collection of borrowings from customers of $1,133,564.

For the year ended December 31, 2017, we had net cash used in investing activities of $15,581,951 which was attributable to disbursement of loans to customers of $7,640,381, against collection of borrowings from customers of $4,838,119, and cash used in discontinued operations of $12,779,689.

Financing activities

For the year ended December 31, 2019, we had net cash used in financing activities of $64,138,838 which was primarily attributable to borrowings from secured loans of $43,422,281 and borrowings from a related party of $279,020, against repayments of borrowings of secured loans of $107,833,488.

For the year ended December 31, 2018, we had net cash provided by financing activities of $68,917,541 which was primarily attributable to borrowings from secured loans of $67,258,135 and proceeds raised in a private placement of $1,690,391.

For the year ended December 31, 2017, we had net cash provided by financing activities of $2,544,458 which was primarily attributable to net cash of $4,068,058 raised through short-term bank borrowings by discontinued operations, against repayments of dividends of $873,600 and repayments of convertible promissory note of $650,000.

Holding Company Structure

Roan Holdings Group Co., Ltd. (“Roan”) is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries. As a result, Roan’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiaries in China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.	Research and development, Patents and License, etc.

As a financial company, our business does not rely on research and development. Accordingly, we have not incurred research and development expenses for the years ended December 31, 2019 and 2018.

For our intellectual property and license, please see “Item 4. Information on the Company-B. Business Overview.”

D.	Trend information

Other than as disclosed elsewhere in this Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E.	Off-balance Sheet Arrangements

We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

F.	Tabular Disclosure of Contractual Obligations

Commitments and Contingencies

The Company is involved in various legal actions arising from providing financial guarantee services to defaulted guarantees by Lixin Cayman and its subsidiaries. As of December 31, 2019, Lixin Cayman and its subsidiaries initiated an accumulated 18 legal proceedings against financial guarantee customers to collect delinquent balances of payment on behalf of these guarantee customers, with an aggregated claim of $7.92 million. All these legal proceedings have been adjudicated by the PRC courts in favour of the Company. When the Company closed the Lixin Acquisition on December 20, 2019, 17 legal proceedings were concluded after the enforcement, and one case with a claim of approximately $2.95 million (including principal of $2.85 million and interest of $0.1 million) was adjudicated and in the process of enforcement.

As of December 31, 2019, the Company provided financial guarantee of $35,103,876 to financial guarantee customers by Lixin Cayman and its subsidiaries, and had a balance of $4,283,608 due from 10 financial guarantee customers, representing payments on behalf of these financial guarantee customers when they defaulted in repayments to financial institutions. The balance of $4,283,608 consisted $2,845,248 due from one financial guarantee customer, against whom the legal case is still in progress of enforcement, and $1,438,360 due from nine financial guarantee customers, against whom the legal cases were concluded. The Company assessed the payment abilities of these customers, and expected it is remote to collect the balance. As of December 31, 2019, the Company fully wrote off the $4,283,608 on the balance of payment on behalf of financial guarantee customers.

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity.

Contractual obligations

As of December 31, 2019, our contractual obligation is as follows:

		Less than	1-2	2-3
Contractual Obligations	Total	1 year	years	Years	Thereafter
Future lease payments (1)	399,216	$107,397	$112,767	$118,405	$60,647
Total	$399,216	$107,397	$112,767	$118,405	$60,647

(1)	We lease offices which are classified as operating leases in accordance with ASC Topic 842. As of December 31, 2019, our future lease payments totaled $399,216.

G.	Safe Harbor

This annual report on Form 20-F contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “is currently reviewing,” “it is possible,” “subject to” and similar statements. Among other things, the sections titled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects” in this annual report on Form 20-F, as well as our strategic and operational plans, contain forward-looking statements. We may also make written or oral forward-looking statements in our filings with the SEC, in our annual report to shareholders, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material and adverse effect on our financial condition and results of operations for one or more prior periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this annual report on Form 20-F. All information provided in this annual report on Form 20-F and in the exhibits is as of the date of this annual report on Form 20-F, and we do not undertake any obligation to update any such information, except as required under applicable law.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

Below are the names of and certain information regarding the Company’s current executive officers and directors.

Name	Age	Position
Zhigang Liu	41	Chief Executive Officer and Chairman of Board
Lihua Shen	47	Chief Financial Officer
Jingping Li	54	Former Chief Financial Officer (resigned in January 2020) and Former Director (ceased to serve on the Board in March 2020)
Shuangping Feng	57	Director
Jianfeng Yin	50	Independent Director
John Chen	48	Independent Director
Yiguo Xu	48	Independent Director

The principal occupation and business experience during the past five years for our executive officers and directors is as follows:

Mr. Zhigang Liu was appointed as the Company’s Chairman and Chief Executive Officer, effective March 18, 2020 and December 1, 2019, respectively. Before that he was a Vice President and Director of the Company since March 26, 2019. Mr. Liu has held numerous positions in sales and marketing with various companies in the PRC. Before joining the Company, he was a vice precedent (sales) of Wei Zhi Information Technology (Shanghai) Co., Ltd., a company in the computer software industry from 2018. He was responsible for the management of sales in the PRC. He was a vice president (sales) of Shanghai Ai Hui Ke Information Technology Co., Ltd., a company in the internet industry, from January 2017 to January 2018, responsible for sales strategy and management. He was a vice president (marketing) of Beijing Yuan Niao Technology Co., Ltd., a company in the internet industry, from December 2014 to January 2017. He earned his bachelor’s degree in computer science and technology from Beijing University of Technology in 1999 and his master’s degree in business management from Xiamen University in 2018.

Ms. Lihua Shen was appointed as the Company’s Chief Financial Officer, effective January 17, 2020. She holds over 29 years of accounting experience and has distinguished herself via her thorough knowledge of corporate finance and internal financial controls. Ms. Shen has held a number of senior financial positions with corporations in China, from director of finance to chief accountant. Since 2017 and prior to joining Roan, Ms. Shen served as the director of finance for Lixin (Hangzhou) Asset Management Co., Ltd. From 2002 to 2017, Ms. Shen served as a department manager at Da Hua CPAs (Special General Partnership) Zhejiang Wanbang Branch. From 1998 to 2000, Ms. Shen served as the chief accountant for Wanxiang Qianchao Co., Ltd., before becoming an audit manager at Wanxiang Group. Ms. Shen holds the CICPA designation and is a graduate of Zhejiang University of Finance & Economics.

Ms. Jingping Li had served as our former Chief Financial Officer until January 16, 2020 and as a member of the Board of Directors until March 2020. Mr. Li was appointed General Manager of Feng Hui in 2009. From 2000-2009, Ms. Li was Founder and Chairman of Jichen Financial Consultancy Co., Ltd., a financial planning and advisory service provider for business organizations in Xinjiang, China. Ms. Li has also worked for the Urumqi Municipal Mining Bureau.

Ms. Shuangping Feng was appointed as an executive director of the Company on March 18, 2020. Ms. Feng has been the representative and executive director of Zhiyuan and Ding Tai since December 2018. Ms. Feng has more than 20 years of experience in pharmaceutical sales. In the most recent five years, she has been providing consulting services to pharmacy companies on promoting pharmaceutical sales in Northwestern China. She received her bachelor degree from East China Petroleum Institute (now called China University of Petroleum (Huadong)) in 1986.

Dr. Jianfeng Yin was appointed as an independent director of the Company on March 18, 2020 and serves as the Chairman of our Corporate Governance and Nominating Committee. Dr. Yin has been a professor and doctoral advisor at University of International Business and Economics, a national university in Beijing, since August 2016. He is also a deputy director at National Institution for Finance & Development and the leading economist at China Zheshang Bank Co., Ltd. He was the deputy chief of the Institute of Finance of Chinese Academy of Social Sciences (“CASS”) from July 2010 to July 2016. He was the director and assistant to chief at the research office of the Institute of Finance of CASS from July 2003 to July 2010. Dr. Yin was a visiting scholar at Yale University from July 2008 to Jun 2009. He received his bachelor degree from the Department of Electrical Engineering of Anhui College of Mechanical and Electrical Engineering in July 1991, his master degree from the School of Economics of Anhui University in July 2000, and his doctoral degree from the gradual school of CASS in July 2003.

Mr. John Chen is an independent director and serves as Chairman of the Company’s Audit Committee. Mr. Chen is California Certified Public Accountant. Mr. Chen has been the Chief Financial Officer of General Steel Holding Inc. (OTCBB: GSIH) since May 2004. From 1997 to 2003, Mr. Chen was a Senior Accountant at Moore Stephens Frazer and Torbet. Mr. Chen received his Bachelor of Science degree in Business Administration, Accounting from California State Polytechnic University.

Mr. Yiguo Xu is an independent director appointed on March 26, 2019, and serves as Chairman of our Compensation Committee. Mr. Xu is the Secretary General of the National Institution for Finance and Development, the Dean of the Finance Faculty of the Graduate School of Chinese Academy of Social Sciences, the Deputy Director of the Finance Policy Research Centre of the Chinese Academy of Social Sciences and the Secretary General of Beijing CBD International Finance Research Academy. He writes extensively on finance policies and conducts researches in various topics. He earned his master’s degree from the School of Finance of Renmin University of China and his PhD in finance from the Graduate School of Chinese Academy of Social Sciences.

Arrangements Concerning Election of Directors; Family Relationships

Our current board of directors consists of five directors. We are not a party to, and are not aware of, any voting agreements among our shareholders. In addition, there are no family relationships among our executive officers and directors.

B.	Compensation

The aggregate compensation paid and share-based compensation and other payments expensed by us to our directors and executive officers with respect to the year ended December 31, 2019 was $149,992. This amount does not include business travel, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry. We do not currently have a stock option or other equity incentive plan. We may adopt one or more such programs in the future. We do not have any written agreements with any director providing for benefits upon the termination of such director’s relationship with us.

C.	Board Practices

Board of Directors

Our Board of Directors consists of five (5) members. Previously we had a practice of appointing Directors to staggered three (3) year terms. On March 17, 2020, with the shareholders’ consent, we changed all the directors’ terms to one year. Each director holds office for one year, or until his or her earlier death, resignation or removal.

Director Independence

Even if we elect to be a controlled company, a majority of our Board is independent. An “independent director” is defined under the Nasdaq rules generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our Board has determined that Messrs. Si Shen (term ended on March 18, 2020), John Chen, Yiguo Xu and Jianfeng Yin (newly elected on March 18, 2020) are “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Leadership Structure and Risk Oversight

The Board does not have a lead independent director. As of December 31, 2019, Ms. Jingping Li was our Chairwoman. Mr. Liu Zhigang was co-chair of the Board and was authorized to execute documents on behalf of the Company on December 15, 2019. On March 18, 2020, Mr. Zhigang Liu was elected as our Chairman.

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

Audit Committee

We have established an Audit Committee of the board of directors. As of December 31, 2019, Messrs. John Chen, Yiguo Xu, and Si Shen (term ended on March 17, 2020 and Jianfeng Yin replaced on March 18, 2020) served as members of our Audit Committee and they are all independent. Mr. John Chen served as chairman of the Audit Committee.

Each member of the Audit Committee is financially literate and our board of directors has determined that Mr. John Chen qualifies as an “Audit Committee financial expert” as defined in applicable SEC rules.

We have adopted an Audit Committee charter, which details the responsibilities of the Audit Committee, including:

●	the appointment, compensation, retention, replacement, and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by us;

●	pre-approving all audit and non-audit services to be provided by the independent auditors or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

●	reviewing and discussing with the independent auditors all relationships the auditors have with us in order to evaluate their continued independence;

●	setting clear hiring policies for employees or former employees of the independent auditors;

●	setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

●	obtaining and reviewing a report, at least annually, from the independent auditors describing (i) the independent auditor’s internal quality-control procedures and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within, the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

●	reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

●	reviewing with management, the independent auditors, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our consolidated financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee

As of December 31, 2019, the members of our Compensation Committee were Messrs. John Chen, Yiguo Xu and Si Shen (term ended on March 17, 2020 and Jianfeng Yin replaced on March 18, 2020). Mr. Yiguo Xu served as Chairman of the Compensation Committee. We have adopted a Compensation Committee charter, which details the principal functions of the Compensation Committee, including:

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

As of December 31, 2019, our Corporate Governance and Nominating Committee consisted of Messrs. John Chen, Yiguo Xu and Si Shen, with Mr. Si Shen serving as the Chairman of the Corporate Governance and Nominating Committee. On March 17, 2020, Jianfeng Yin was elected as Independent Director and appointed as the Chairman of the Corporate Governance and Nominating Committee.

D.	Employees

As of December 31, 2019, the Company had 42 full time employees. Among them, 2 employees are employed by the Ding Xin, 2 employees are employed by Zhiyuan, 3 employees are employed by Zeshi, 35 employees are employed by Zehjiang Jingyuxin and Zhejiang Lixin. They have executed employment contracts with its employees in accordance with PRC Labor Law and Labor Contract Law. There are no collective bargaining contracts covering any of its employees. The Company believes its relationship with its employees is satisfactory.

We are required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance. For the years ended December 31, 2019, 2018 and 2017, we contributed approximately $31,012, $33,999, and $88,519, respectively, to the employee benefit plans. The effect on our liquidity by the payments for these contributions is immaterial. We believe that we are in material compliance with the relevant PRC employment laws.

E.	Share Ownership

For information concerning the beneficial ownership of our ordinary shares by our executive officers and directors, see the table in Item 7A. “Major Shareholders and Related Party Transactions—Major shareholders.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table sets forth information relating to the beneficial ownership of our Ordinary Shares as of June 26, 2020, by:

●	Each of our directors and named executive officers;

●	All of our directors and executive officers as a group;

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding ordinary shares;

The number of ordinary shares beneficially owned by each entity, person, director or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any ordinary shares that the individual has the right to acquire within 60 days of June 26, 2020 through the exercise of any stock options, warrants or other rights. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.

Ordinary shares that a person has the right to acquire within 60 days of June 26, 2020 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. Unless otherwise indicated in the footnotes to the table, the information presented in this table is based on based on 25,287,851 outstanding ordinary shares on June 26, 2020.

Named Executive Officers and Directors	Amount of Beneficial Ownership(1)	Percentage Ownership	Percentage Voting Power(2)
Directors and Named Executive Officers:
Zhigang Liu, Chief Executive Officer and Chairman(3)	1,113,000	4.40%	4.28%
Lihua Shen, Chief Financial Officer	-	-	-
Jingping Li, Former Chief Financial Officer and Former Director (resigned from the CFO positon in January 2020)(4)	*	*	*
Shuangping Feng, Director(5)	766,410	3.03%	2.95%
Yiguo Xu, Director	-	-	-
Jianfeng Yin, Director	-	-	-
John Chen, Director	-	-	-
All directors and executive officers as a group (7 persons)	1,879,410	7.43%	7.23%
5% Beneficial Owners:
Ruiheng Global Limited(6)	6,261,055	24.76%	24.08%
Qian Li (7)	6,157,881	24.35%	23.68%
Yuan Shen(8)	3,506,732	13.87%	13.49%
Yangwei Global Limited(9)	3,483,312	13.77%	13.40%
Jiyi Global Investments Limited(10)	2,034,501	8.05%	1.32%
Zhan Zhao Limited(11)	1,287,830	5.09%	4.95%

*	Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the ordinary shares. All shares represent only ordinary shares held by shareholders as no options are issued or outstanding.

(2)	Ordinary Shares have one vote per share, and Class A Convertible Preferred Shares have one vote per share.

(3)

Consists of 60,667 Ordinary Shares held by Yangwei Global Limited in which Mr. Liu owns a 1.74% interest, 338,800 Ordinary Shares held by Jiyi Global Investments Limited in which Mr. Liu owns a 16.653% interest, 105,000 Ordinary Shares held by Ruiheng Global Limited in which Mr. Liu owns a 1.677% interest, 265,533 Ordinary Shares held by Zhan Zhao Limited in which Mr. Liu owns a 20.619% interest, and 343,000 Ordinary Shares held by Zhong Yun Holdings Limited in which Mr. Liu owns a 68.125% interest. All of the above shares were acquired in connection with the Business Combinations.

(4)

Ms. Jingping Li was previously a member of the Board of Directors and the largest beneficial owner of our Company owning approximately 29.1% of the equity interests in our Company prior to the disposal of substantially all the ordinary shares she owned in 2019. She ceased to serve on the Board of Directors in March 2020.

(5)

Consists of 766,410 ordinary shares directly held by Qixiang Global Limited, a company in which Mr. Mengshi Feng owns 3.03% of the equity interest. Mr. Mengshi Feng also owns 500,000 Class A preferred shares. Mr. Mengshi Feng is the son of Shuangping Feng who may be deemed to beneficially own the 766,410 ordinary shares held by Qixiang Global Limited and the Class A preferred shares.

(6)

The Ordinary Shares held by Ruiheng Global Limited, a BVI company, are beneficially owned by Ms. Yuan Shen, the controlling shareholder, and Mr. Zhisan Yang, Ms. Wen Qi, Ms. Wen Li, Ms. Guixiang Luo, Mr. Quan  Zhou, Ms. Shiping Gao, Ms. Qiangwei  Yang and Mr. Zhigang Liu.

(7)

Consists of (i) 20,549 ordinary shares directly held by Qixiang Global Limited, a company in which Qian Li  owns 2.174% interest; (ii) 1,526,903 ordinary shares directly held by Jiyi Global Investment Limited, a company in which Qian Li owns 75.05% interest; (iii) 1,236,907 ordinary shares directly held by Ruiheng Global Limited, a company in which Qian Li owns 19.756% interest; (iv) 3,040,604 ordinary shares directly held by Yangwei Global Limited, a company in which Qian Li owns 87.291% interest; (v) 332,918 ordinary shares directly held by Zhan Zhao Limited, a company in which Qian Li owns 25.851% interest. The above shares are held by Ms. Shiping Gao on behalf of Qian Li through a contractual arrangement and Qian Li may be deemed to be the beneficial owner of such shares.

(8)	Consists of (i) 936,354 ordinary shares directly held by Changman Limited, a company in which Yuan Shen owns 94.6% interest; (ii) 616,515 ordinary shares directly held by Favour Plus Global Limited, a company in which Yuan Shen owns 60.0% interest; (iii) 676,667 ordinary shares directly held by Xinglin Limited, a company in which Yuan Shen owns 68.1% interest; (iv) 770,000 ordinary shares directly held by Yimao Enterprises Limited, a company in which Yuan Shen owns 68.1% interest; (v) 158,363 ordinary shares directly held by Qixiang Global Limited, a company in which Yuan Shen owns 16.8% interest; (vi) 135,333 ordinary shares directly held by Yangwei Global Limited, a company in which Yuan Shen owns 3.9% interest; and (vii) 213,500 ordinary shares directly held by Zhan Zhao Limited, a company in which Yuan Shen owns 16.6% interest.

(9)	The Ordinary Shares held by Yangwei Global Limited, a BVI company, are beneficially owned by Ms. Qian Li, the controlling shareholder, Ms. Zhihong Zhang, Ms. Yunzhu Chi, Ms. Yuan Shen, Ms. Guifang Li, Ms. Shiping Gao, Mr. Shuai Guo, Mr. Qiang Jin and Mr. Zhigang Liu. Ms. Gao exercises voting and dispositive power over the Ordinary Shares held by such entity.

(10)	The Ordinary Shares held by Jiyi Global Investments Limited, a BVI company, are beneficially owned by Ms. Qian Li, the controlling shareholder, and Mr. Cheng Sui, Mr. Jianfeng Zhang, Ms. Yuhua Liu, Ms. Cuiping Liu, Mr. Zhigang Liu, Mr. Wei Liu and Ms. Shiping Gao. Ms. Gao exercises voting and dispositive power over the Ordinary Shares held by such entity.

(11)	The Ordinary Shares held by Zhan Zhao Limited, a BVI company, are beneficially owned by Ms. Zhihong Zhang, Ms. Yuquan Zhang, Ms. Xiaolan Zhao, Ms. Hong Chen, Mr. Wei Liu, Ms. Yuan Shen, Ms. Shiping Gao and Mr. Zhigang Liu.

Change of Control

In January 2020, our prior Chief Financial Officer, Ms. Jingping Li, resigned from such position. In March 2020, Ms. Li ceased to serve on the Board of Directors, and an original shareholder, Shuangping Feng, was elected to the Board to replace Ms. Li. As a result of such departures, Ms. Li has ceased to exercise control over our Company. See the change in Ms. Li’s ownership interests in our Company in the note to the Major Shareholders table above. Our current largest shareholders and Board of Directors exercise effective control of our Company as of the date of this filing. Although we have issued an aggregate of 291,795,150 Class B convertible preferred shares in connection with our acquisition of Lixin Cayman and its subsidiaries, such shares have no voting rights. Such Class B convertible shares may be converted into ordinary shares at the holders’ election after December 20, 2021, or the Company could redeem those Class B convertible shares. If the Class B convertible preferred shares are converted into ordinary shares, the holders of such ordinary shares would likely control our Company. Except as described in this report, no arrangements or understandings exist among present or former controlling shareholders with respect to the election of members of our Board and, to our knowledge, no other arrangements exist that might result in a change of control of the Company.

B.	Related Party Transactions

See Note 17 in Item 18 “Financial Statements” included in this Annual Report.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information.

Financial Statements

See Item 18 “Financial Statements” included in this Annual Report.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings and are not aware of any pending or threatened material legal or administrative proceedings against us. We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.

Dividend Policy

On March 21, 2017, the Company announced a dividend of $0.036 per ordinary share which represents an amount equal to twenty-five percent (25%) of (i) the Company’s consolidated net income for the period beginning October 1, 2016 through December 31, 2016, less (ii) the amount of dividends paid, payable or otherwise accrued as preferred dividends with respect to the Company’s Class A preferred shares for such period. The dividend was paid on April 24, 2017 to holders of record of the Company’s ordinary shares on March 31, 2017. The dividend was paid in ordinary shares. No fractional shares were issued. All dividends were rounded up to the nearest whole number of ordinary shares. No cash payments were made for any fractional shares.

On May 26, 2017, the Company announced a dividend of $0.047 per ordinary share which represents an amount equal to twenty-five percent (25%) of (i) the Company’s consolidated net income for the period beginning January 1, 2017 through March 31, 2017, less (ii) the amount of dividends paid, payable or otherwise accrued as preferred dividends with respect to the Company’s Class A preferred shares for such period. The dividend was paid on June 23, 2017 to holders of record of the Company’s ordinary shares on June 5, 2017. The dividend was payable in ordinary shares. No fractional shares were issued. All dividends were rounded up to the nearest whole number of ordinary shares. No cash payments were made for any fractional shares.

The Company intends to pay quarterly dividends dependent on its revenues and earnings, if any, capital requirements and general financial conditions, at the discretion of the Board of Directors.

B.	Significant Changes

Except as disclosed elsewhere in this Annual Report, there have been no other significant changes since December 31, 2019, until the date of the filing of this Annual Report.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

Our ordinary shares and warrants have been listed on the OTC Pink Open Market (“OTC Market”) since January 8, 2020 under the symbols “RAHGF” and “RONWF,” respectively. Prior to January 8, 2020, our warrants were quoted under the symbol “CLDCF.” Our ordinary shares were listed on the Nasdaq Capital Market (the “Nasdaq Stock Market”) under the symbol “CLDC” before being delisted on September 6, 2019, and had since been quoted on the OTC Market under the symbol “CLDOF” until the symbol was changed to “RAHGF.”

The transfer agent for our ordinary shares and warrants is Continental Stock Transfer & Trust Company, 17 Battery Place, New York, New York 10004.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares and warrants are currently quoted on the OTC Market the symbols “RAHGF” and “RONWF,” respectively.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

General

We are a company incorporated in the British Virgin Islands as a BVI business company (company number 1819503) and our affairs are governed by our charter, the BVI Business Companies Act, 2004, as amended, (the “Companies Act”) and the common law of the British Virgin Islands. We are authorized to issue an unlimited number of both ordinary shares of no par value and preferred shares of no par value.

Ordinary Shares

As of December 31, 2019, there were 25,287,851 ordinary shares outstanding. Under the Companies Act, the ordinary shares are deemed to be issued when the name of the shareholder is entered in our register of members.

At any general meeting on a show of hands every ordinary shareholder who is present in person (or, in the case of a shareholder being a corporation, by its duly authorized representative) or by proxy will have one vote for each share held on all matters to be voted on by shareholders. Voting at any meeting of the ordinary shareholders is by show of hands unless a poll is demanded. A poll may be demanded by shareholders present in person or by proxy if the shareholder disputes the outcome of the vote on a proposed resolution and the chairman shall cause a poll to be taken. Pursuant to the amended Memorandum and Articles of Association effective as of January 20, 2020, our shareholders may pass resolutions in writing without a meeting.

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

As of December 31, 2019, there were 715,000 Class A Convertible Preferred Shares and 291,795,150 Class B Convertible Preferred Shares issued and outstanding.

Class A Convertible Preferred Shares

On July 6, 2016, in connection with of the First Business Combination, we issued 715,000 shares of Class A Convertible Preferred Shares in a PIPE offering. The total amount raised from issuance of Class A Convertible Preferred Shares was $8,580,000. Pursuant to the terms of the Share Exchange Agreement, immediately prior to the consummation of the Business Combination, the Company consummated a private placement of 715,000 shares of newly created Class A Convertible Preferred Shares. The Class A Convertible Preferred Shares were sold at a purchase price of $12.00 per share and the Class A Convertible Preferred Shares are entitled to a dividend of 8% per annum. Each Class A Convertible Preferred Shares are convertible at any time into one ordinary share at an initial conversion price of $12.00 per share, subject to adjustment; provided, however that the Class A Convertible Preferred Shares shall automatically convert at such time that the average closing price of the ordinary shares is at least $16.00. In the event of any liquidation, winding-up or dissolution of the Company, whether voluntary or involuntary, each holder of a Class A Convertible Preferred Shares shall be entitled to receive a liquidation preference of $12.00 per share, plus an amount equal to accumulated and unpaid dividends on such shares to (but excluding) the date fixed for liquidation, winding-up or dissolution to be paid out of the assets of the Company available for distribution to its members, after satisfaction of liabilities owed to the Company’s creditors and holders of any senior shares and before any payment or distribution is made to holders of any ordinary shares or other junior shares.

Each Class A Preferred Share confers upon the Member (unless waived by such Member): (a) the right to one vote at a meeting of the Members of the Company or on any Resolution of Members; (b) the right to be redeemed on the Redemption Date; (c) the right to the dividends on Class A Preferred Shares; (d) The right to the liquidation preference; and (e) the right to convert to Ordinary Shares and the obligation to convert to Ordinary Shares, pursuant to the M&A.

On December 6, 2019, we amended our Memorandum and Articles of Association to (a) create a new class of shares designated as the Class B Preferred Shares, and (b) amend the rights of the existing Class A Preferred Shares, among other things, to allow for the new Class B Preferred Shares to rank senior to the Class A Preferred Shares on a liquidation.

Pursuant to the Amended and Restated Memorandum and Articles of Association (the “Amended M&A”), the Class A Members shall have the right to convert their Class A Preferred Shares, in whole or in part, into Ordinary Shares at a rate of one Ordinary Share for each Class A Preferred Share (the “Early Conversion Rate”), subject to adjustment and satisfaction of the conversion procedures. The Directors shall have the right to convert any or all of the Class A Preferred Shares, in whole or in part, into Ordinary Shares at the Early Conversion Rate, subject to adjustment and satisfaction of the conversion procedures.

Upon the occurrence of any reorganization event, the Directors shall have the right: (a) to convert any or all of the Class A Preferred Shares, in whole or in part, into Ordinary Shares at the Early Conversion Rate subject to adjustment; or (b) to repurchase or redeem any or all of the Class A Preferred Shares, in whole or in part, for a cash amount equal to the value of the Class A Preferred Shares originally issued have converted at the election of their holders, being repurchased or redeemed on an as-converted basis.

In the event of any liquidation, winding-up or dissolution of the Company, whether voluntary or involuntary, each Class A Member shall be entitled to receive the Liquidation Preference per Class A Preferred Share, plus an amount (the Liquidation Dividend Amount) equal to accumulated and unpaid dividends on such shares to (but excluding) the date fixed for liquidation, winding-up or dissolution to be paid out of the assets of the Company available for distribution to its Members, after satisfaction of liabilities owed to the Company’s creditors and holders of any Senior Shares and before any payment or distribution is made to holders of any Junior Shares, including, without limitation, Ordinary Shares. None of the sale of all or substantially all of the assets or business of the Company and its subsidiaries taken as a whole (other than in connection with the liquidation, winding-up or dissolution of the Company), the merger or consolidation of the Company into or with any other person, the sale of a majority of the outstanding equity interests of the Company, nor other Reorganization Event or other similar transaction that results in a change in control of the Company shall be deemed to be a liquidation, winding-up or dissolution, voluntary or involuntary, of the Company.

As of December 31, 2019, dividend of $686,400 was accrued for Class A Preferred Shares and the balance for Class A Preferred Shares was $10,338,927.

Class B Convertible Preferred Share

On December 20, 2019, in connection with of the Second Business Combination, we issued 291,795,150 Class B convertible preferred shares in the acquisition of Lixin Cayman and its subsidiaries. Pursuant to the Share Purchase Agreement with Lixin Cayman and certain selling shareholders entered into on June 13, 2019, the Company acquired a 65.0177% interest in Lixin Cayman from its selling shareholders in exchange for ordinary shares of the Company to be issued to the selling shareholders for a total consideration of RMB 276.00 million (later adjusted to $31.09 million (RMB 217.88 million). See Note 4 to the Consolidated Financial Statements). On August 23, 2019, the parties entered into a supplementary agreement to amend the payment term of the purchase price. Pursuant to the supplementary agreement, Lixin shareholders will receive non-voting preferred shares that will have the right to convert into common shares at the holders’ election after two years from the closing date of the acquisition. The transaction was closed on December 20, 2019 upon the Company’s issuance of 291,795,150 Class B convertible preferred shares as the consideration to the selling shareholders for the 65.0177% equity interest in Lixin Cayman. The Class B convertible preferred shares are embedded with liquidation preference and dividend preference but with no voting rights. Upon the second anniversary of the closing date, the preferred shares may be convertible to ordinary shares at a conversion price calculated at the average closing price per share for ninety consecutive trading days before conversion date.

Pursuant to the Amended M&A, each Class B Preferred Share confers upon the Member (unless waived by such Member): (a) no right to vote at a meeting of the Members of the Company or on any Resolution of Members; (b) no right to receive any dividends declared on any Shares of the Company; (c) the right to be converted on the Class B Conversion Date; and (d) the right to the liquidation preference. The Class B Preferred Shares shall automatically convert into Ordinary Shares of the Company on the Class B Conversion Date at a rate of one Ordinary Share per Class B Preferred Share, provided that the Directors shall be entitled to amend the definition of ‘Class B Conversion Date’ to alter the date on which each Class B Preferred Share is converted and thereby extending or reducing the term after which each Class B Preferred Share is converted. Upon the occurrence of any reorganization event, the Directors shall have the right: (a) to convert any or all of the Class B Preferred Shares, in whole or in part, into Ordinary Shares at a rate of 1 Ordinary Share per Class B Preferred Share; or (b) to repurchase or redeem any or all of the Class B Preferred Shares, in whole or in part, for a cash amount equal to the value of the Class B Preferred Shares being repurchased or redeemed on an as-converted basis.

In the event of any liquidation, winding-up or dissolution of the Company, whether voluntary or involuntary, each Class B Member shall be entitled to receive, in priority to the holders of any other class of Shares in the Company, an amount equal to their pro rata share of the Class B Liquidation Preference Amount (calculated by reference to the number of Class B Preferred Shares held by the relevant Class B Member as a percentage of all issued Class B Preferred Shares held by all Class B Members). In the event that the assets of the Company are insufficient to pay in full the Class B Liquidation Preference Amount, the entitlement of each Class B Member shall be reduced ratably. For the liquidation purposes, the Class B Shares shall be considered Senior Shares. After the payment to any Class B Member of their full entitlement to their pro rata share of the Class B Liquidation Preference Amount for each of such Class B Member’s Class B Preferred Shares, such Class B Member as such shall have no right or claim to any of the remaining assets of the Company.

As of December 31, 2019, there were 291,795,150 Class B preferred shares issued and outstanding.

Warrants

As of December 31, 2019, there are 9,903,401 warrants of the Company outstanding, of which 6,860,063 are designated “public warrants,” 33,134 are designated “private warrants”, 1,387,126 are designated “Sponsor warrants”, 1,000,000 warrants are transferred to employees of the Company from DeTiger, 576,924 warrant are issued to investors of private placement in July 2018 and 46,154 warrants issued to placement agent of the private placement.

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

In connection with the private placement closed on July 10, 2018, the Company issued Series A warrants to investors to purchase a total of 576,924 ordinary shares with a warrant term of four (4) years. The Series A Warrants have an exercise price of $2.60 per share. On January 9, 2019, the Board of the Company approved an downward adjustment of exercise price from $2.6 to $1.18. The Series A Warrants have customary anti-dilution protections including a “full ratchet” anti-dilution adjustment provision which are triggered in the event the Company sells or grants any additional shares of common stock, options, warrants or other securities that are convertible into common stock at a price lower than $2.60 per share. The anti-dilution adjustment provision is not triggered by certain “exempt issuances” which among other issuances, includes the issuance of shares of common stock, options or other securities to officers, employees, directors, consultants or service providers.

In connection with the private placement closed on July 10, 2018, the investors also received Series B warrants with an initial face amount of 200,000 ordinary shares, which are subject to adjustment not in excess of an aggregate of 462,843 ordinary shares (the “Series B Warrants”) for nominal consideration. If on the 30th day after the closing date of the transaction (the “Adjustment Date”), the closing bid price of the Company’s ordinary shares is less than $2.60, the investors shall have the right to exercise the Series B Warrants and the number of ordinary shares to be issued to the investors upon exercise of the Series B Warrants shall be adjusted (upward or downward, as necessary) based on the closing bid price of the Company’s ordinary shares on such date. On August 9, 2018, the closing bid price of the Company’s ordinary shares was $1.29, and thus the investors exercised the Series B Warrant for 390,579 ordinary shares at $391.

On April 6, 2018, the Company entered into a letter agreement with FT Global Capital, Inc., as exclusive placement agent (the “Placement Agent”), pursuant to which the Placement Agent has agreed to act as placement agent on a best efforts basis in connection with the above offering. In addition to the cash payments, the Company has also agreed to issue to the Placement Agent a warrant to purchase a number of ordinary shares equal to 6.0% of the aggregate number of ordinary shares sold in this offering, which warrant will have the same term as Series A Warrants, including exercise price, vesting period and anti-dilution terms.

Purchase Option

EarlyBird (and/or its designees) was issued an option to purchase up to 600,000 units at $11.75 per unit. The option represented the right to purchase up to 660,000 ordinary shares and 600,000 warrants to purchase 300,000 full shares. The purchase option may be exercised for cash or on a cashless basis, at the holder’s option, at any time prior to September 30, 2019, the five-year anniversary of the effective date of the IPO registration statement. Notwithstanding anything to the contrary, neither the option nor the warrants underlying the option shall be exercisable after September 30, 2019. The option grants to holders demand and “piggy back” rights for periods of five and seven years, respectively, from September 30, 2014 (the effective date of the IPO registration statement) with respect to the registration under the Securities Act of the securities directly and indirectly issuable upon exercise of the option. We will bear all fees and expenses attendant to registering the securities, other than underwriting commissions, which will be paid for by the holders themselves. The exercise price and number of units issuable upon exercise of the option may be adjusted in certain circumstances including in the event of a stock dividend, or our recapitalization, reorganization, merger or consolidation. However, the option will not be adjusted for issuances of ordinary shares at a price below its exercise price. We will have no obligation to net cash settle the exercise of the purchase option or the rights or warrants underlying the purchase option. The holder of the purchase option will not be entitled to exercise the purchase option or the warrants underlying the purchase option unless a registration statement covering the securities underlying the purchase option is effective or an exemption from registration is available. If the holder is unable to exercise the purchase option or underlying warrants, the purchase option or warrants, as applicable, will expire worthless. The purchase option was not exercised by the option holder prior to September 30, 2019 and, therefore, was expired in the year ended December 31, 2019.

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

We have agreed to use commercially reasonable efforts to have a registration statement registering the resale of the Company’s ordinary shares issuable upon conversion of the Class A Convertible Preferred Shares under the Securities Act declared effective within one hundred eighty (180) days after the closing of the Business Combination.

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

Pursuant to a registration statement on Form F-1 declared effective on December 21, 2017, we registered 2,229,572 Ordinary Shares, 2,420,260 Warrants to purchase Ordinary Shares and 1,210,130 Ordinary Shares issuable upon exercise of our warrants.

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

See “Item 4. Information on the Company – C. Organizational Structure.”

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Credit Risk

Credit risk is one of the most significant risks for the Company’s business. Credit risk exposures arise principally in financial guarantee activities which is an off-balance sheet financial instrument.

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures including due-diligence visits and post-lending visits to the clients. The Company manages credit risk through in-house research and analysis of the Chinese economy and the underlying obligors and transaction structures. To minimize credit risk, the Company requires collateral in the form of rights to cash, securities or property and equipment. The Company identifies credit risk collectively based on industry, geography and customer type. This information is monitored regularly by management.

-	Financial guarantee activities

In measuring the credit risk of financial guarantee services with customers, the Company mainly reflects the “probability of default” by the customer on its contractual obligations and considers the current financial position of the customer and the exposures to the customer and its likely future development.

The Company manages their credit risk guarantee exposure by performing preliminary credit checks of each guarantee customer and ongoing monitoring of payments each month. Management periodically reviews the probability of default of guarantee customer and will accrue a guarantee liability when necessary.

In addition, the Company calculates the provision amount as below:

1.	General Reserve - is based on total balance of off-balance-sheet guarantee and to be used to cover unidentified probable loan loss. According to management assessment, the General Reserve is required to be no less than 1% of total loan guarantee balance.

2.	Specific Reserve – is based on a guarantee by guarantee basis covering losses due to risks related to the ability and intention of repayment of guarantee commissions by each customer. The reserve rate was individually assessed based on management estimate of guarantee fee commission collectability. According to management assessment, the Specific Reserve is no less than 50% of guarantee fee commission earned during the year.

The Company has been providing the financial guarantees of loans for limited history. The customer deposits or other assets are held as collateral for the repayment of each loan. As of December 31, 2019, the amount of outstanding loans and related interests that the Company has guaranteed is approximately $35.1 million. The Company estimates the fair market value of the collateral to be approximately $61.4 million as of December 31, 2019.

-	Other operating activities

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of December 31, 2019, the Company had no deposits with a bank in the United States. As of December 31, 2019, cash of $6,911,592 and restricted cash of $15,233,933, respectively, were primarily deposited in banks located in Mainland China, which were uninsured by the government authority. To limit exposure to credit risk relating to deposits, the Company primarily place cash deposits with large financial institutions in China which management believes are of high credit quality.

The Company’s operations are carried out in Mainland China. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC as well as by the general state of the PRC’s economy. In addition, the Company’s business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, rates and methods of taxation, and the extraction of mining resources, among other factors.

Liquidity Risk

The Company is also exposed to liquidity risk which is risk that it is unable to provide sufficient capital resources and liquidity to meet its commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, the Company will turn to other financial institutions and the shareholders to obtain short-term funding to meet the liquidity shortage.

Foreign Currency Risk

Substantially all of the Company’s operating activities and the Company’s assets and liabilities are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the Peoples’ Bank of China (“PBOC”) or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

Other risk

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, such as the COVID-19 outbreak and spread, which could significantly disrupt the Company’s operations.

In December 2019, a novel strain of coronavirus was reported in Wuhan, China. On March 11, 2020, the World Health Organization categorized it as a pandemic. The COVID-19 outbreak is causing lockdowns, quarantines, travel restrictions, and closures of businesses and schools. The potential impact which may be caused by the outbreak is uncertain; however it may result in a material adverse impact on the Company’s financial position, operations and cash flows for fiscal year 2020. Based on the Company’s operating results from January 1, 2020 through the date of this report, due to temporary closure of our office during February 3, 2020 and February 29, 2020, limited support from our workforce, and delay in repayments of outstanding receivables from customers, the Company expects a lower amount of revenue and net income during February to April 2020 period. However, the extent of the impact of COVID-19 on the Company’s results of operations and financial condition for fiscal year 2020 will depend on certain developments, including the duration and spread of the outbreak, impact on its customers, all of which are uncertain and cannot be predicted at this point.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the changes to the rights of shareholders.

ITEM 15. CONTROLS AND PROCEDURES

(a)	Disclosure controls and procedures

Material weaknesses and significant deficiencies consist of the following:

●	The Company does not have a U.S. GAAP full-time qualified accountant to oversee the recording of the daily transactions;

●	Accounting department open/close bank account with CEO’s oral approval, no written approval kept in the Company, which was not following the procedures;

●	The Company did not record loan payable on a timely basis;

●	The Company does not have appropriate policies and procedures in place to evaluate the proper accounting and disclosures for new factoring business.

(b)-(c) Management’s annual report on internal control over financial reporting and attestation report of the registered public accounting firm

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2019. In making this assessment, it used the criteria established in the updated framework in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 1992 and updated in May 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on our assessment, as of December 31, 2019, our internal control over financial reporting is ineffective.

The specific material weaknesses we identified in our internal control our set forth above in section (a) of Item 15. We are committed to taking appropriate steps for remediation, including, but not limited to, the following:

●	Recruiting qualified professionals with U.S. GAAP knowledge and experience to assist in resolving accounting issues on daily basis and to handle non-routine or complex transactions. Providing U.S. GAAP training to accounting department staff;

●	Written approval must be obtain from the CEO when the Company opens and closes bank accounts;

●	Improving the routine review and check of accounting procedure;

●	Obtaining formal written collaterals valuation reports;

●	Improving communications between management and the Board;

●	Improving internal audit function, internal control policies and monitoring controls, to ensure our operating processes follow our control procedures;

●	Holding our financial manager accountable for any omissions or material misleading transactions not reported to the Board and the independent auditors;

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

(ii) We plan to hire experts to further help the Company establish and maintain an effective control environment, enhance our process and internal control related to sales, account receivables and inventory and establish comprehensive accounting policies and procedures.

(iii) We will hold regular seminars, briefings and training sessions for accounting department employees with U.S. GAAP knowledge.

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

Except for the matters described above, there have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

Our Board of Directors has determined that Mr. John Chen, a member of our audit committee is an audit committee financial expert as defined by rules of the U.S. Securities and Exchange Commission and is an independent director under NASDAQ Listing Rules. Although we are not currently listed on the Nasdaq, we have opted to voluntarily comply with the Nasdaq Listing Rules.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Friedman LLP (“Friedman”) was appointed by the Company to serve as its independent registered public accounting firm for the year ended December 31, 2018   and re-appointed to serve for the year ended December 31, 2019.

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

The following table represents aggregate fees billed to us for professional services rendered for the fiscal years ended December 31, 2019 and 2018 by Friedman:

	2019	2018
Audit Fees(1)	$165,000	165,000
Audit-Related Fees(2)	7,800	46,991
Tax Fees(3)	-	-
Total	$172,800	211,991

(1)	The audit fees for the years ended December 31, 2019 and 2018 were for professional services rendered for the audit of our annual consolidated financial statements, review of the financial information included in our quarterly reports for the respective periods, the registration statement and other required filings with the SEC.

(2)	Audit-related fees for the year ended December 31, 2019 and 2018 were for assurance and related services that are reasonably related to performance of the audit or review of our consolidated financial statements and are not reported under “Audit Fees”.

(3)	Tax fees for the years ended December 31, 2019 and 2018 were for services related to tax compliance, including the preparation of tax returns and tax planning and tax advice.

The following table represents aggregate fees billed to us for professional services rendered for the fiscal years ended December 31, 2019 and 2018 by UHY:

	2019	2018
Audit Fees(4)	$-	$20,500
Audit-Related Fees(5)	-	-
Tax Fees(6)	-	-
Total	$-	$20,500

(4)	The audit fees for the years ended December 31, 2018 were for professional services rendered for the audit of our annual consolidated financial statements, review of the financial information included in our quarterly reports for the respective periods, the registration statement and other required filings with the SEC.

(5)	Audit-related fees for the years ended December 31, 2018 were for assurance and related services that are reasonably related to performance of the audit or review of our consolidated financial statements and are not reported under “Audit Fees”.

(6)	Tax fees for the years ended December 31, 2018 were for services related to tax compliance, including the preparation of tax returns and tax planning and tax advice.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

See Item 16.C of this Annual Report on Form 20-F.

ITEM 16G. CORPORATE GOVERNANCE.

While the Company is not currently listed on the Nasdaq, it has opted to comply with the Nasdaq Listing Rules with respect to corporate governance as stated below. Pursuant to Nasdaq Listing Rule 5615(a)(3), the Company has amended its Articles of Association by resolution of its Board of Directors to remove the obligation to hold annual general meetings and shall follow British Virgin Islands practices in lieu of the requirements of Nasdaq Listing Rule 5620. Except as stated above, we currently intend to comply with all other rules generally applicable to U.S. domestic companies listed on NASDAQ.

ITEM 16H. MINE SAFETY DISCLOSURE.

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Financial Statements are set forth under Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our Financial Statements beginning on pages F-1 through F-48, as set forth in the following index. These Financial Statements are filed as part of this Annual Report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Roan Holdings Group Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Roan Holdings Group Co., Ltd. (the “Company”, formerly known as China Lending Corporation) as of December 31, 2019 and 2018, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity (deficit) and cash flows for each of the years in the three year period ended December 31, 2019, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

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

New York, New York

June 26, 2020

ROAN HOLDINGS GROUP CO., LTD.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2019 and 2018

(Expressed in U.S. dollar, except for the number of shares)

	December 31, 2019	December 31, 2018
ASSETS
Current Assets
Cash and cash equivalents	$6,911,592	$1,301,124
Restricted cash	15,233,933	-
Short-term investments	8,610,796	-
Accounts receivable, net	3,727,017	-
Loan receivable due from factoring customers	-	64,702,803
Loan receivable due from third parties	5,952,223	2,254,784
Due from related parties	2,906	-
Other current assets	2,305,642	813,409
Assets of discontinued operations	-	26,500,293
Total Current Assets	42,744,109	95,572,413

Pledged deposits	5,597,017	-
Property and equipment, net	852,525	27,980
Intangible assets, net	4,876,228	44,044
Right of use assets	400,720	-
Other noncurrent assets	918,683	-
Assets of discontinued operations, noncurrent	-	24,093
Total Assets	$55,389,282	$95,668,530

LIABILITIES AND EQUITY
Current Liabilities
Secured loan payable for factoring business	$-	$64,702,803
Customer pledged deposits	7,176	-
Unearned income	114,615	-
Reserve for financial guarantee losses	453,489	-
Dividends payable	480,000	480,000
Income tax payable	1,122,155	-
Due to related parties	280,714	-
Warrant liabilities	19,938	550,800
Operating lease liabilities, current portion	106,136	-
Accrued expenses and other liabilities	710,865	298,116
Current liabilities of discontinued operations	-	55,984,465
Total Current Liabilities	3,295,088	122,016,184

Operating lease liabilities, noncurrent portion	265,797	-
Deferred tax liabilities	1,735,576	-
Total Liabilities	5,296,461	122,016,184

Commitments and Contingencies

Class A convertible preferred shares, no par value, unlimited shares authorized; 715,000 shares issued and outstanding as of December 31, 2019 and 2018, respectively	-	9,652,527

Shareholders’ Equity (Deficit)
Ordinary Share (no par value, unlimited shares authorized; 25,287,851 and 25,288,003 shares issued and outstanding as of December 31, 2019 and 2018, respectively)	-	-
Class A convertible preferred shares, no par value, unlimited shares authorized; 715,000 shares issued and outstanding as of December 31, 2019 and 2018, respectively	10,338,927	-
Class B convertible preferred shares, no par value, unlimited shares authorized; 291,795,150 and nil shares issued and outstanding as of December 31, 2019 and 2018, respectively	31,087,732	-
Additional paid-in capital	3,312,189	98,036,152
Statutory reserve	658,662	6,621,063
Accumulated deficit	(12,407,304)	(136,620,068)
Accumulated other comprehensive loss	(7,906)	(4,037,404)
Total Roan Holdings Group Co., Ltd.’s Shareholders’ Equity (Deficit)	32,982,300	(36,000,257)

Noncontrolling interests	17,110,521	76
Total Equity (Deficit)	50,092,821	(36,000,181)
Total Liabilities and Equity	$55,389,282	$95,668,530

The accompanying notes are an integral part of the consolidated financial statements

ROAN HOLDINGS GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

For the Years Ended December 31, 2019, 2018 and 2017

(Expressed in U.S. dollar, except for the number of shares)

	For the Years Ended December 31,
	2019	2018	2017

Revenues from services	$639,220	$71,568	$-
Cost of revenues	(8,080)	-	-
Net revenues of services	631,140	71,568	-

Commissions and fees on financial guarantee services	8,797	-	-
Provision for financial guarantee services	(5,008)	-	-
Commission and fee income on guarantee services, net	3,789	-	-

Interest and fees income
Interest and fees on direct loans	1,153	15,035	1,628,525
Interest income on loans due from third parties	34,707		-
Interest income from factoring business	2,782,332	35,229	-
Interest income on deposits with banks	64,636	418	537
Total interest and fee income	2,882,828	50,682	1,629,062

Interest expense
Interest expenses and fees on secured loans	(2,218,815)	(25,118)	-

Net interest income	664,013	25,564	1,629,062

Provision for loan losses	(2,244,601)	(2,176,216)	(565,187)

Net interest (loss) income after provision for loan losses	(1,580,588)	(2,150,652)	1,063,875

Operating (loss) income	(945,659)	(2,079,084)	1,063,875

Total operating expenses
Salaries and employee surcharge	(512,314)	(572,117)	(518,015)
Business taxes and surcharge	(352)	(714)	(9,879)
Other operating expenses	(1,384,907)	(1,468,738)	(1,691,387)
Changes in fair value of warrant liabilities	530,863	748,346	-
Total operating expenses	(1,366,710)	(1,293,223)	(2,219,281)

Loss before income taxes	(2,312,369)	(3,372,307)	(1,155,406)
Income tax expenses	(244,741)	(17,635)	(250,245)

Net loss from continuing operations	(2,557,110)	(3,389,942)	(1,405,651)

Net income (loss) from discontinued operations, net of income tax	26,846,018	(90,736,365)	(53,377,622)

Net income (loss)	24,288,908	(94,126,307)	(54,783,273)
Dividend – convertible redeemable Class A preferred share	(686,400)	(686,400)	(686,400)
Net income attributable to noncontrolling interests	(76,108)	(76)	-
Net income (loss) attributable to Roan Holding Group Co., Ltd.’s shareholders	$23,526,400	$(94,812,783)	$(55,469,673)
Other comprehensive (loss) income
Foreign currency translation adjustment	1,435,262	(29,318)	5,608,353
Reclassified to net gain from discontinued operations	2,691,969	-	-
	4,127,231	(29,318)	5,608,353

Comprehensive income (loss)	28,416,139	(94,155,625)	(49,174,920)

Other comprehensive income attributable to noncontrolling interests	(97,733)	-	-
Dividend – convertible redeemable Class A preferred share	(686,400)	(686,400)	(686,400)
Net income attributable to noncontrolling interests	(76,108)	(76)	-
Total comprehensive income (loss) attributable to Roan Holdings Group Co., Ltd.’s shareholders	$27,555,898	$(94,842,101)	$(49,861,320)

Weighted average number of ordinary share outstanding
Basic and Diluted*	25,287,887	24,380,051	17,343,763

Earnings (Loss) per share
Net earnings (loss) per share – Basic and Diluted	$0.93	$(3.89)	$(3.20)
Net loss per share from continuing operations - Basic and Diluted	$(0.13)	$(0.17)	$(0.12)
Net earnings (loss) per share from discontinued operations - Basic and Diluted	$1.06	$(3.72)	$(3.08)

* The Company reported a discontinued operation for the year ended December 31, 2019, it used net loss from continuing operations as the control number to determine whether the warrants, Class A and Class B preferred shares are anti-dilutive. Because the Company incurred a net loss from continuing operations, the number of warrants, Class A preferred shares and Class B preferred shares are excluded from the computation as the anti-dilutive effect.

The accompanying notes are an integral part of the consolidated financial statements

ROAN HOLDINGS GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

For the Years Ended December 31, 2019, 2018 and 2017

(Expressed in U.S. dollar, except for the number of shares)

	Attributable to Roan Holdings Group Co., Ltd.’s Shareholders
	Ordinary Share		Class A Preferred Shares		Class B Preferred Shares		Additional paid-in	Statutory	Retained earnings (Accumulated	Accumulated other comprehensive (loss)	Non- controlling	Total
	Shares	Amount	Shares	Amount	Shares	Amount	capital	Reserve	Deficit)	income	interest	equity
Balance as of January 1, 2017	22,898,864	$-	-	$-	-	$-	$91,644,559	$6,536,238	$15,691,462	$(9,616,439)	$-	$104,255,820
Share dividend payment to shareholders	859,953	-	-	-	-	-	5,332,969	-	-	-	-	5,332,969
Net loss	-	-	-	-	-	-	-	-	(54,783,273)	-	-	(54,783,273)
Dividend to shareholders	-	-	-	-	-	-	-	-	(2,630,649)	-	-	(2,630,649)
Transfer to statutory reserve	-	-	-	-	-	-	-	84,825	(84,825)	-	-	-
Foreign currency translation loss	-	-	-	-	-	-	-	-	-	5,608,353	-	5,608,353
Balance as of December 31, 2017	23,758,817	$-	-	$-	-	$-	$96,977,528	$6,621,063	$(41,807,285)	$(4,008,086)	$-	$57,783,220
Issuance of ordinary shares in a private placement with two investors	769,232	-	-	-	-	-	247,747	-	-	-	-	247,747
Issuance and exercise of Series B Warrants	390,579	-	-	-	-	-	504,238	-	-	-	-	504,238
Issuance of restricted shares	370,525	-	-	-	-	-	315,724	-	-	-	-	315,724
Forfeiture of restricted shares	(1,150)	-	-	-	-	-	(9,085)	-	-	-	-	(9,085)
Net income (loss)	-	-	-	-	-	-	-	-	(94,126,383)	-	76	(94,126,307)
Dividend to shareholders	-	-	-	-	-	-	-	-	(686,400)	-	-	(686,400)
Foreign currency translation adjustments	-	-	-	-	-	-	-	-		(29,318)	-	(29,318)
Balance as of December 31, 2018	25,288,003	$-	-	$-	-	$-	$98,036,152	$6,621,063	$(136,620,068)	(4,037,404)	76	(36,000,181)
Forfeiture of restricted shares	(152)	-	-	-	-	-	-	-	-	-	-	-
Acquisition of a subsidiary by issuance of Class B Preferred Shares (Note 4)	-	-	-	-	291,795,150	31,087,732	-	-	-	-	16,936,604	48,024,336
Disposal of a variable interest entity (Note 5)	-	-	-	-	-	-	(94,723,963)	(5,981,661)	100,705,624	2,691,969	-	2,691,969
Net income	-	-	-	-	-	-	-	-	24,212,800	-	76,108	24,288,908
Reclassification of Class A Preferred Shares	-	-	715,000	9,652,527	-	-	-	-	-	-	-	9,652,527
Dividend to shareholders	-	-	-	686,400	-	-	-	-	(686,400)	-	-	-
Transfer to statutory reserve	-	-	-	-	-	-	-	19,260	(19,260)	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	-	-	-	1,337,529	97,733	1,435,262
Balance as of December 31, 2019	25,287,851	$-	715,000	$10,338,927	291,795,150	$31,087,732	$3,312,189	$658,662	$(12,407,304)	(7,906)	17,110,521	50,092,821

The accompanying notes are an integral part of the consolidated financial statements

ROAN HOLDINGS GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2019, 2018 and 2017

(Expressed in U.S. dollar, except for the number of shares)

	For the Years Ended December 31,
	2019	2018	2017
Cash Flows from Operating Activities:
Net income (loss)	$24,288,908	$(94,126,307)	$(54,783,273)
Less: Net income (loss) from discontinued operations	26,846,018	(90,736,365)	(53,377,622)
Net loss from continuing operations	(2,557,110)	(3,389,942)	(1,405,651)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization expenses	48,322	22,122	13,228
Amortization of right of use assets	7,176	-	-
Provision for loan losses	2,244,601	2,176,216	565,187
Provision for financial guarantee losses	5,008	-	-
Deferred tax expenses	57,674	-	12,139
Changes in fair value of warrant liabilities	(530,863)	(748,346)	-
Share-based compensation expenses	-	306,639	-
Changes in operating assets and liabilities:
Accounts receivable	(206,442)	-	-
Interest and fees receivable	(149,013)	(108,158)	11,580
Other current assets	(289,694)	(308,635)	(41,803)
Advances from customers	(6,702)	-	-
Income tax payable	273,589	9,410	(579,719)
Accrued expenses and other liabilities	28,875	475,966	104,088
Net Cash Used in Operating Activities from Continuing Operations	(1,074,579)	(1,564,728)	(1,320,951)
Net Cash (Used in) Provided by Operating Activities from Discontinued Operations	(26,564)	(634,314)	11,218,771
Net Cash (Used in) Provided by Operating Activities	(1,101,143)	(2,199,042)	9,897,820

Cash Flows from Investing Activities:
Loans disbursement to factoring customers	(43,422,881)	(67,258,135)	(7,640,381)
Repayment of loans from factoring customers	107,833,488	-	4,838,119
Loans disbursement to third parties	-	(166,256)	-
Repayment of loans from third parties	-	1,133,564	-
Purchases of property and equipment	(833)	-	-
Acquisition of a subsidiary	(427,318)	-	-
Acquisition of cash from acquired subsidiary	21,442,122	-	-
Proceeds from disposal of discontinued operations	504,713	-	-
Net Cash Provided by (Used in) Investing Activities from Continuing Operations	85,929,291	(66,290,827)	(2,802,262)
Net Cash Provided by (Used in) Investing Activities from Discontinued Operations	35,765	(301,276)	(12,779,689)
Net Cash Provided by (Used in) Investing Activities	85,965,056	(66,592,103)	(15,581,951)

Cash Flows from Financing Activities:
Proceeds from private placement, net of issuance costs	-	1,190,000	-
Proceeds from private placements, deposited in escrow account	-	500,000	-
Proceeds from exercise of Series B Warrants	-	391	-
Repayments of convertible promissory note	-	-	(650,000)
Payments of dividends	-	-	(873,600)
Borrowing from a related party	279,020	-	-
Proceeds from secured loans	43,422,881	67,258,135	-
Repayment of secured loans	(107,833,488)	-	-
Net Cash (Used in) Provided by Financing Activities from Continuing Operations	(64,131,587)	68,948,526	(1,523,600)
Net Cash (Used in) Provided by Financing Activities from Discontinued Operations	(7,251)	(30,985)	4,068,058
Net Cash (Used in) Provided by Financing Activities	(64,138,838)	68,917,541	2,544,458

Effect of exchange rate changes on cash, cash equivalents, and restricted cash in banks	119,326	(5,150)	126,361

Net increase (decrease) in cash, cash equivalents, and restricted cash in banks	20,844,401	121,246	(3,013,312)
Cash, cash equivalents, and restricted cash in banks at beginning of year	1,301,124	1,179,878	4,193,190
Cash, cash equivalents, and restricted cash in banks at end of year	$22,145,525	$1,301,124	$1,179,878

Supplemental Cash Flow Information
Cash paid for interest expense	$-	$-	$-
Cash paid for income tax	$-	$-	$-

Noncash investing activities
Acquisition of a subsidiary by issuance of Class B Preferred Shares	$31,087,732	$-	$-
Receivable from disposal of discontinued operations	$940,829	$-	$-
Right of use assets obtained in exchange for operating lease obligations	$615,000	$-	$-

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the statement of financial position that sum to the total of the same amounts shown in the consolidated statements of cash flows:

	December 31, 2019	December 31, 2018
Cash and cash equivalents	$6,911,592	$1,301,124
Restricted cash in banks	15,233,933	-
Total Assets	$22,145,525	$1,301,124

The accompanying notes are an integral part of the consolidated financial statements

ROAN HOLDINGS GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Roan Holdings Group Co., Ltd. (formerly known as China Lending Corporation or DT Asia Investments Limited) (“Roan”, or the “Company”) is a holding company incorporated on April 8, 2014, under the laws of the British Virgin Islands. On November 27, 2019, the BVI Registrar of Corporate Affairs approved the Company’s name change to Roan Holdings Group Co., Ltd., and on January 8, 2020, the Financial Industry Regulatory Authority (“FINRA”) accepted the Company’s request for the following changes on the Over the Counter Bulletin Board (“OTCBB”): 1) the name change from China Lending Corporation to Roan Holdings Group Co., Ltd., and 2) the ticker symbol change from “CLDOF” to “RAHGF” for its ordinary shares and from “CLDCF” to “RONWF” for its warrants. The new CUSIPS of the Company’s ordinary shares and warrants are G7606D 115 and G7606D 107, respectively.

On December 30, 2019, the Company set up Fortis Health Industrial Group Limited in Hong Kong, which was a holding company and did not commence operation as of December 31, 2019.

Acquisition of Lixin Financial Holdings Group Limited (“Lixin Cayman”)

In January 2019, the Company acquired 1% equity interest in Zhejiang Lixin at a cash consideration of $427,318 (RMB 2,858,600).

On June 13, 2019 and August 23, 2019, the Company entered into a share purchase agreement (“SPA”) and a supplementary to the SPA with Lixin Cayman and certain shareholders of Lixin Cayman., pursuant to which the Company would acquire 65.0177% equity interests in Lixin Cayman and its subsidiaries at a consideration of approximately $39.38 million (RMB 276.00 million).  Lixin Cayman is engaged in financial guarantee business, asset management, supply chain financing, and business factoring through its subsidiaries based in Zhejiang Province, China.

The transaction was closed on December 20, 2019 upon the Company’s issuance of 291,795,150 Class B Preferred Shares at the consideration of $31.09 million (RMB 217.88 million). These convertible preferred shares are embedded with liquidation preference and dividend preference but with no voting rights. Upon the second anniversary of the closing date, the preferred shares are convertible to the equal number of ordinary shares or can be redeemed at a conversion price calculated at the average closing price per share for ninety consecutive trading days before conversion date.

Disposition of Urumqi Fenghui Direct Lending Co., Ltd. (“Feng Hui”)

On July 31, 2019 and November 22, 2019, the Company entered into a framework agreement (the “Agreement”) and a supplementary to the Agreement with Zhejiang Zhongfeng Investment Management Co., Ltd. (“Zhongfeng”, or the “Purchaser”), pursuant to which Zhongfeng will either acquire a 100% equity interest in Feng Hui, a variable interest entity of the Company, or enter into a series of agreements to become primary beneficiary of Feng Hui. Feng Hui primarily provides loan facilitation services to micro, small and medium sized enterprises in the Xinjiang Uygur Autonomous Region. On November 22, 2019, the disposition transaction was closed at a consideration of approximately $1.44 million (RMB 10 million) upon the Company received a deposit of $504,713 (RMB 3.5 million) and transferred control over Feng Hui to Zhongfeng. On April 30, 2020, the Company subsequently received additional $0.43 million (RMB 3.0 million) from Zhongfeng.

Upon closing of the disposition on November 22, 2019, the Company released all equity interests to Feng Hui’s shareholders and those interests were transferred to Zhongfeng through Feng Hui’s shareholders. Zhongfeng assumed all assets and obligations of Feng Hui. Upon the closing of the transaction, the Company does not bear any contractual commitment or obligation to the microcredit business or the employees of Feng Hui, nor to the Purchaser.

As of December 31, 2019, the Company was mainly engaged in management and assessment services for factoring business through Zeshi, loan business through Zhiyuan, the factoring company, and financial guarantee services, and financial consulting services through Lixin Cayman and its subsidiaries.

ROAN HOLDINGS GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

The accompanying consolidated financial statements reflect the activities of the Company and its subsidiaries as follows:

Name	Background	Ownership
Adrie Global Holdings Limited (“Adrie”)	● A BVI company ● Incorporated on November 19, 2014 ● A holding company	100% owned by Roan
China Roan Industrial-Financial Holdings Group Co., Limited (“Roan HK”)	● A Hong Kong company ● Incorporated on February 11, 2015 ● A holding company ● Formerly known as China Feng Hui Financial Holding Group Co., Limited	100% owned by Adrie
Fortis Health Industrial Group Limited (“FHIG”)	● A Hong Kong company ● Incorporated on December 30, 2019 ● A holding company	100% owned by Adrie
Xinjiang Feng Hui Jing Kai Direct Lending Limited (“Jing Kai)	● A PRC company and deemed a wholly foreign owned enterprise ● Incorporated on May 14, 2015 ● Registered capital of $18 million ● A holding company	100% owned by Roan HK
Feng Hui Ding Xin (Beijing) Financial Consulting Co., Limited (“Ding Xin”)

●     A PRC company and deemed a wholly foreign owned enterprise

●      Incorporated on May 20, 2015

●      Registered capital of $1 million with registered capital fully paid-up

●      Engaged in the business of financial consulting services

100% owned by Roan HK
Ningbo Ding Tai Financial Leasing Co., Limited (“Ding Tai”)	● A PRC company and deemed a wholly foreign owned enterprise ● Incorporated on December 19, 2016 ● Registered capital of $30 million ● Planning for financial lease services	100% owned by Roan HK
Xinjiang Xin Quan Financial Leasing Co., Limited (“Xin Quan”)	● A PRC company and deemed a wholly foreign owned enterprise ● Incorporated on January 24, 2017 ● Registered capital of $50 million ● Planning for financial lease services	60% owned by Roan HK
Zhiyuan Commercial Factoring (Guangzhou) Co., Limited. (“Zhiyuan”)

●      A PRC limited liability company

●      Incorporated on November 19, 2018

●      Registered capital of $4,321,434 (RMB 30 million)

●      Engaged in business factoring program, financing products design, related corporate financing solutions, investments and asset management

99% owned by Ding Xin
Hangzhou Zeshi Investment Partnership (Limited Partnership) (“Zeshi”)

●      A PRC limited liability partnership

●      Incorporated on December 21, 2017

●      Acquired on November 29, 2019

●      Registered capital of $7,750,878 (RMB 51 million)

●      Engaged in business factoring program, financing products design, related corporate financing solutions, investments and asset management

98.04% owned by Ding Tai and 1.96% owned by Ding Xin as of December 31, 2019. Ding Xin transferred the 1.96% equity interest to Nibo Zeshi Insurance Technology Co., Ltd. (“Zeshi Insurance”)
Lixin Financial Holdings Group Limited (“Lixin Cayman”)	● A Cayman company ● Incorporated on October 25, 2017 ● A holding company	65.0177% owned by Roan

ROAN HOLDINGS GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

Name	Background	Ownership
Lixin Financial Holdings (BVI) Limited (“Lixin BVI”)	● A BVI company ● Incorporated on November 29, 2017 ● A holding company	100% owned by Lixin Cayman
Lixin Financial Holdings Group Limited (“Lixin HK”)	● A Hong Kong company ● Incorporated on January 15, 2018 ● A holding company	100% owned by Lixin BVI
Zhejiang Lixin Enterprise Management Group Go., Ltd. (“Zhejiang Lixin”)

●      A PRC limited liability company

●      Incorporated on July 3, 2015

●      Registered capital of $16,162,259 (RMB 101 million) with registered capital fully paid-up

●      Engaged in financial guarantee services and related assessment and management services

99% owned by Lixin HK and 1% owned by Roan HK
Zhejiang Jing Yu Xin Financing Guarantee Co., Ltd (“Zhejiang Jingyuxin”)

●      A PRC limited liability company

●      Incorporated on January 5, 2013

●      Registered capital of $48,517,261 (RMB 303 million) with registered capital fully paid-up

●      Engaged in financial guarantee services and related assessment and management services

93.4% owned by Zhejiang Lixin
Lixin (Hangzhou) Asset Management Co., Ltd. (“LAM”)

●      A PRC limited liability company

●      Incorporated on March 21, 2017

●      Registered capital of $4,358,565 (RMB 30 million) with $2,905,710 registered capital paid-up

●      Engaged in provision of consulting and assessment services to customers and facilitates financial guarantee services between customers and guarantors

100% owned by Zhejiang Jingyuxin
Lixin Supply Chain Management (Tianjin) Co., Ltd. (“Lixin Supply Chain”)	● A PRC limited liability company ● Incorporated on December 19, 2017 ● Registered capital of $1,513,226 (RMB 10 million) ● Planning for provision of supply chain management service	100% owned by LAM

ROAN HOLDINGS GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	LIQUIDITY

For the year ended December 31, 2019, the Company incurred net loss from continuing operations of approximately $2.56 million, and cash outflows of approximately $1.07 million from operating activities from continuing operations. The continuing net loss from continuing operations and cash outflow from operating activities caused the management’s consideration of the Company’s liquidity and its ability to continue as a going concern.

In assessing the Company’s liquidity, the Company monitors and analyzes its cash and its ability to generate sufficient cash flow in the future to support its operating and capital expenditure commitments. The Company’s liquidity needs are to meet its working capital requirements and operating expenses obligations.

As of December 31, 2019, the Company had cash balance of $6,911,592 and a positive working capital of $39,449,021. In addition to the cash balance, the working capital was mainly comprised of restricted cash of $15,233,933, short-term investments in financial products of $8,610,796 and loan receivable due from third parties of $5,952,223. The balances of these assets are expected to be repaid on maturity dates and will also be used for working capital.

In addition, the management estimated the operating expenses obligation for the next twelve months after issuance of the consolidated financial statements to be $1.85 million, which will be covered by the cash flows of $7.79 million generated from financial guarantee services and financial consulting services. The Company’s shareholder also pledged to provide continuous financial support to the Company whenever necessary.

The Company plans to fund its operations through revenue generated from its revenues of financial guarantee services and financial consulting services, private placements from investors, and financial support commitments from the Company’s shareholders.

Based on above operating plan, the management believes that the Company will continue as a going concern in the following 12 months.

The Company’s ability to fund these needs will depend on its future performance, which will be subject in part to general economic, competitive and other factors beyond its control. Recent COVID-19 outbreak and spread is causing lockdowns, quarantines, travel restrictions, and closures of businesses and schools. Due to COVID-19 outbreak, the facilities remained closed or had limited business operations after the Chinese New Year holiday until early March 2020. In addition, COVID-19 has caused severe disruptions in transportation, limited access to the facilities and limited support from workforce employed in operations, and as a result, the Company may experience the delays in provision of financial guarantee services and consulting services to customers. Although the Company has taken all possible measures to overcome the adverse impact derived from the COVID-19 outbreak and have resumed normal business activities in early March 2020, it is estimated that a lower amount of revenue and profit during the period from February to April 2020. The extent to which the coronavirus impacts the results for fiscal year 2020 will depend on certain future developments, including the duration and spread of the outbreak, emerging information concerning the severity of the coronavirus and the actions taken by governments and private businesses to attempt to contain the coronavirus, all of which is uncertain at this point.

ROAN HOLDINGS GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying audited consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(b)	Principal of consolidation

The consolidated financial statements include the accounts of the Company, its wholly and majority owned subsidiaries.

All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

(c)	Non-controlling interest

Non-controlling interests represent the equity interests in the subsidiaries that are not attributable, either directly or indirectly, to the Company.

(d)	Foreign currency translation

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing on the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates on the date of the balance sheet. The resulting exchange differences are recorded in the statement of operations.

The reporting currency of the Company and its subsidiaries (“US$”) and the accompanying consolidated financial statements have been expressed in US$, because that is the primary and functional currency where all entities operate.

In general, for consolidation purposes, assets and liabilities of the Company and its subsidiaries whose functional currency is not the US$, are translated into US$, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from translation of consolidated financial statements of the Company and its subsidiaries are recorded as a separate component of accumulated other comprehensive income within the statement of shareholders’ equity.

Translation of amounts from RMB into $ has been made at the following exchange rates for the respective periods:

	December 31, 2019	December 31, 2018
Balance sheet items, except for equity accounts	6.9680	6.8776

	For the Years Ended December 31,
	2019	2018	2017
Items in the statements of operations and comprehensive income (loss), and statements of cash flows	6.9088	6.6163	6.7588

No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

ROAN HOLDINGS GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e)	Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities on the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Company to revise its estimates. The Company bases its estimates on past experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Estimates are used when accounting for items and matters including, but not limited to, determination of fair value of acquiree, determinations of the useful lives and valuation of long-lived assets, estimates of allowances for loan receivables relating to direct loan business, estimates of allowances for other doubtful accounts, valuation of deferred tax assets, assumptions impacting the valuation of ordinary shares, share option, restricted shares and warrant liabilities, and other provisions and contingencies.

(f)	Fair value of financial instruments

The Company’s financial instruments are accounted for at fair value on a recurring basis. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The three levels of the fair value hierarchy are described below:

Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value.

As of December 31, 2019 and 2018, financial instruments of the Company comprised primarily current assets and current liabilities including cash and cash equivalents, restricted cash in banks and other financial institutions, accounts receivable, loan receivables, interest and fees receivable, other receivables, dividends payable, income tax payable, other payables, and due from/to related parties, which approximate their fair values because of the short-term nature of these instruments. Short-term investments are held to their maturities and are carried at amortized cost, which approximates fair value.

Warrant liabilities

The inputs used to measure the estimated fair value of warrant liabilities are classified as Level 3 fair value measurement due to the significance of unobservable inputs using company-specific information. The valuation methodology used to estimate the fair value of warrant liabilities is discussed in Note 19.

As of December 31, 2019 and 2018, the Company’s warrant liabilities was comprised of Series A Warrants relating to a private placement closed in July 2018, and the warrants issued to the agent for the private placement, at the aggregated fair value of $19,938 and $550,800, respectively.

(g)	Cash and cash equivalents

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

ROAN HOLDINGS GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(h)	Restricted cash

Restricted cash represents cash pledged with banks and other financial institutions as guarantor deposit for the guarantee business customers. The banks or financial institutions providing loans to the Company’s guarantee service customers generally require the Company, as the guarantor of the loans, to pledge a cash deposit of 10% to 20% of the guaranteed amount to an escrow account and is restricted from use. The deposits are released after the guaranteed loans are paid off and the Company’s guarantee obligation expires which is usually within 12 months.

(i)	Short-term investments

Short-term investments consist primarily of investments in financial products with variable return rates and maturities between three months and one year. Short-term investments are held to their maturities and are carried at amortized cost, which approximates fair value because of the short-term nature of these investments. The Company reviews its investments for other-than-temporary impairment (“OTTI”) based on the specific identification method. The Company considers available quantitative and qualitative evidence in evaluating potential impairment of its investments. If the cost of an investment exceeds the investment’s fair value, the Company considers, among other factors, general market conditions, expected future performance of the investees, the duration and the extent to which the fair value of the investment is less than the cost, and the Company’s intent and ability to hold the investment. OTTI is recognized as a loss in the statement of income. For the years ended December 31, 2019, 2018 and 2017, the Company did not provide OTTI on the short-term investments.

(j)	Accounts receivable, net

Accounts receivable represents the consulting service fees earned from customers but have not yet collected. An allowance for doubtful accounts is established and recorded based on management’s assessment of potential losses based on the credit history and relationships with the customers. Management reviews its receivables on a regular basis to determine if bad debt allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. The Company recognizes a charge-off when management determines that full repayment of the receivable is not probable. The primary factor in making that determination is the potential outcome of a lawsuit against the delinquent debtor. The Company will recognize a charge-off when the Company loses contact with the delinquent customer for more than six months or when the court rules against the Company to collect the outstanding balances. As of December 31, 2019 and 2018, the Company had allowance against doubtful accounts receivable of $405,802 and $nil, respectively.

While management uses the best information available to make loan loss allowance evaluations, adjustments to the allowance may be necessary based on changes in economic and other conditions or changes in accounting guidance.

ROAN HOLDINGS GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(k)	Loans receivable, net relating to direct loan business

Loans receivable relating to direct loan business primarily represent loan amounts due from customers. Loans receivable are recorded at unpaid principal balances net of allowance against loans receivables that reflects the Company’s best estimate of the amounts that will not be collected. The loans receivable portfolio consists of business and personal loans.

The allowance for doubtful loans receivable is increased by charges to income and decreased by charge offs (net of recoveries). Recoveries represent subsequent collection of amounts previously charged-off. The increase in provision for loan losses is the netting effect of “reversal” and “provision” for both business and personal loans. If the ending balance of the provision for loan losses after any charge offs (net of recoveries) is less than the beginning balance, it will be recorded as a “reversal”; if it is larger, it will be recorded as a “provision” in the provision for loan loss. The netting amount of the “reversal” and the “provision” is presented in the consolidated statements of operations and comprehensive income.

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

The allowance for doubtful loans receivable is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management performs a quarterly evaluation of the adequacy of the provision. The provision is based on the Company’s past loan loss history, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revision as more information becomes available.

The allowance is calculated at portfolio-level since our loans portfolio is generally comprised of smaller balance homogenous loans and is collectively evaluated for impairment.

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

In addition, the Company calculates the provision amount as below:

1)	General Reserve - this reserve covers potential losses due to risks related to the region of China, industry, company or types of loan. The reserve rate is determined by total loan receivable balance and to be used to cover unidentified probable loan loss.

2)	Special Reserve - is fund set aside covering losses due to risks related to the region of China, industry, company or type of loans. The reserve rate could be decided based on management estimate of loan collectability. The loan portfolio did not include any loans outside of the PRC.

ROAN HOLDINGS GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(k)	Loans receivable, net relating to direct loan business (continued)

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

For the years ended December 31, 2019 and 2018, the Company issued guarantee-backed loans in accordance with its loan management policy, and each guarantee-backed loan will undergo standard assessment procedures for willingness and ability of the guarantor to perform under its guarantee. The Company accepts guarantees provided by three types of guarantors: professional guarantee companies, corporations and individuals which includes related parties.

1)	In assessing the willingness and ability of a professional guarantee company to perform under a guarantee, the Company consider factors including its guarantee licenses, size of registered capital, corporate governance, internal audit system, risk management and compensation system, risk reserve, length of operation history especially cooperation history with The Company, its default costs and other pertinent factors such as the loan size backed by guarantee over its net assets.

2)	In assessing the willingness and ability of a corporate guarantor to perform under a guarantee, the Company consider factors including nature of its businesses, size of registered capital, annual revenues, continuous profitability in the past three years, stability and adequacy of income and cash flows, clean credit history, current liabilities, willingness to accept credit monitoring by the Company, its default costs and other pertinent factors such as the loan size backed by guarantee over its net assets.

3)	In assessing the willingness and ability of an individual guarantor to perform under a guarantee, the Company consider factors including their residency, whether being able to provide permanent residential addresses, marital status, occupations, legitimacy and stability of incomes, assets and liabilities, clean credit history, no criminal history, their default costs and other pertinent factors such as the loan size backed by guarantee over their net assets.

(l)	Interest and fees receivable

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

(m)	Property and equipment

Property and equipment is stated at cost less accumulated depreciation and impairment in value. Depreciation is computed using the straight-line method with residual value rate of 5% based on the estimated useful lives as follows:

Electronic equipment	3 years
Vehicles	3 - 4 years
Office equipment	5 years
Leasehold improvements	5 years
Building	20 years

Costs of repairs and maintenance are expensed as incurred and asset improvements are capitalized. The cost and related accumulated depreciation of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statement of income and comprehensive income (loss).

ROAN HOLDINGS GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(n)	Intangible assets, net

On December 20, 2019, the Company acquired 65.0177% of Lixin Cayman and its subsidiaries, which are engaged in financial guarantee business, asset management, supply chain financing, and business factoring.

The acquisition was accounted for under the acquisition method of accounting which required the Company to perform an allocation of the purchase price to the assets acquired. Under the acquisition method of accounting, the total purchase price is allocated to net tangible and intangible assets based on their estimated fair values as of the acquisition date.

Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives using the straight-line method as follows:

Customer relationship	3 years
License	10 years
Non-Compete Agreements	4 years
Software and others	5-10 years
Credit rating system	10 years

The Company’s purchased intangible assets are comprised of software and credit rating system for direct loan business. Intangible assets are recognized and measured at fair value upon acquisition, and are amortized over their useful lives in a manner that best reflects their economic benefit, which may include straight line or accelerated methods of amortization. Intangible assets are reviewed for impairment annually and whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The Company does not have indefinite-lived intangible assets.

ROAN HOLDINGS GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o)	Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment of long-lived assets was recognized for the years ended December 31, 2019, 2018 and 2017.

(p)	Business combination

The Company accounted for its business combination using the acquisition method of accounting in accordance with ASC 805 “Business Combinations”. The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by the Company to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total costs of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill.

ROAN HOLDINGS GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(q)	Financial guarantee services

Financial guarantee service contracts provide guarantees which protects the holder of a debt obligation against default. Pursuant to such guarantee, the Company makes payments if the obligor responsible for making payments fails to do so as scheduled.

The contract amounts reflect the extent of involvement the Company has in the guarantee transaction and also represent the Company’s maximum exposure to credit loss in its guarantee business. The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. Financial instruments representing credit risk are as follows:

	December 31, 2019	December 31, 2018
Guarantee	$35,103,876	$-

A provision for possible loss to be absorbed by the Company for the financial guarantee is recorded as an accrued liability when the guarantees are made and recorded as “Reserve for financial guarantee services” on the consolidated balance sheets. This liability represents probable losses and is increased or decreased by accruing an “Provisions or reversals of provisions on financial guarantee services” against the guarantee fee income. As of December 31, 2019 and 2018, the reserve for financial guarantee services amounted to $453,489 and $nil, respectively.

This is reviewed throughout the life of the guarantee, as necessary when additional relevant information becomes available. The methodology used to estimate the liability for possible guarantee loss considers the guarantee contract amount and a variety of factors, which include, depending on the counterparty, latest financial position and performance of the borrowers, actual defaults, estimated future defaults, historical loss experience, estimated value of the relevant collateral or guarantees the costumers or third parties offered, and other economic conditions such as the economy trend of the area and the country. The estimates are based upon currently available information (Note 3(ll)).

Referring to the historical information and industry experience, the Company estimates the probable loss for immature financial guarantee services to be 1% of contract amount and the probable loss for uncollected guarantee commission to be 50% of outstanding balance.

For the years ended December 31, 2019, 2018 and 2017, the Company provided provisions for the financial guarantee services of $5,008, $nil and $nil. The Company reviews the provisions on a quarterly basis.

See Note 3(kk) for newly issued accounting guidance ASU 2016-13 for recognition of credit losses on financial instruments, which is effective January 1, 2023 for future measurement of the accrual of financial guarantee liabilities.

ROAN HOLDINGS GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(r)	Customer pledged deposits

To mitigate the potential credit risks exposure to the financial guarantee services, the Company requires the guarantee service customers to make a deposit to the Company of the same amount as the deposit the Company pledged to the banks for their loans if the customer does not pledge or collateralize other assets with the Company. The Company recorded the deposit received as “customer pledged deposits” on the consolidated balance sheet. The deposit is returned to the customer after the customer repays the bank loan and the Company’s guarantee obligation expires.

(s)	Unearned income

The Company receives the commissions from guarantee services either in full at inception or in instalments during the guarantee period. For the full collection of commission at inception, the Company initially records commissions as unearned income and amortizes the commission over the period of guarantee.

(t)	Warrant liabilities

In connection with the issuances of common stocks, the Company may issue options or warrants to purchase common stock. In certain circumstances, these options or warrants may be classified as liabilities, rather than as equity.

Warrants classified as equity are initially recorded at fair value and subsequent changes in fair value are not recognized as long as the warrants continue to be classified as equity. Warrants classified as liabilities are initially recorded at fair value with gains and losses arising from changes in fair value recognized in the consolidated statements of operations and comprehensive income (loss) during the period in which such instruments are outstanding.

(u)	Revenue recognition

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

The Company has assessed the impact of the guidance by reviewing its existing customer contracts and current accounting policies and practices to identify differences that will result from applying the new requirements, including the evaluation of its performance obligations, transaction price, customer payments, transfer of control and principal versus agent considerations. Based on the assessment, the Company concluded that there was no change to the timing and pattern of revenue recognition for its current revenue streams in scope of ASC 605 and therefore there was no material changes.

Pursuant to ASC606-10-15-2, the interest income generated from direct loan business, factoring business and financial guarantee income generated by financial guarantee business are scoped out of ASC606.

Management and assessment services

Service fees for management and assessment services are paid by customers for the management and assessment services provided during the loan period. The Company recognizes the revenue over the loan period using a time-based measure of progress.

Consulting services for financial guarantee customers

The Company provided financial consulting services to financial guarantee customers. Pursuant to the contracts with customers, the Company facilitated financial guarantee services between customers and financial guarantors, and charged referral fees at a fixed amount. The performance obligations are completed and control of the service is transferred at the inception of financial guarantee period. Transaction prices are generally paid upon successful facilitation. The Company recognizes the revenue at the inception of guarantee period.

ROAN HOLDINGS GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(u)	Revenue recognition (continued)

Consulting services relating to debt collection services

For the year ended December 31, 2019, the Company entered into agreements with certain factoring companies to provide consulting services relating to debt collection services for these customers. The management consulting services either involved two performance obligations which are to assist the customers to obtain court judgments on outstanding debt and to assist the customers to receive repayment on outstanding debt, or one performance obligation which is to assist the customers to receive repayment on outstanding debt. Pursuant to the contracts with customers, the service fees are fixed and payable upon the completion of each performance obligation. In addition, a collection amount based incentive is agreed in the agreements. As of December 31, 2019, the Company did not include incentive in the transaction price because the Company had limited information on the collection amount of outstanding debts. The transaction price is allocated to each performance obligation based on the relative standalone selling prices of the services being provided to the customer.

1)

For the Company’s assistance with customers to obtain court judgments on outstanding debt, the customers receive and consume benefits from the services provided by the Company, and thus the Company recognized revenues over period. The Company measures progress towards completion of the performance obligation by using input method based on the staff cost incurred.

2)	For the Company’s assistance with customers to receive repayment on outstanding debt, the Company recognized revenues upon collection of outstanding debts.

The following table identifies the disaggregation of our revenue from services for the years ended December 31, 2019, 2018 and 2017, respectively.

	For the Years Ended December 31,
	2019	2018	2017
Management and assessment services	$135,938	$71,568	$-
Consulting services for financial guarantee customers	9,503	-	-
Consulting services relating to debt collection	493,779	-	-
	$639,220	$71,568	$-

(v)	Interest income on loans

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

(w)	Interest income from factoring business

Interest income from factoring business is recognized ratably on a monthly basis in accordance with their contractual terms and recorded in accrued interest receivable. The Company does not charge prepayment penalties.

(x)	Financial guarantee commission

The Company receives the commissions from guarantee services either in full at inception or in instalments during the guarantee period. For the full collection of commission at inception, the Company initially records commissions as unearned income and amortizes the commission over the period of guarantee.

(y)	Operating expenses

Operating expenses consisted of salaries and employee surcharge, business taxes and surcharges, other operating expenses and changes in fair value of warrant liabilities. The other operating expenses primarily consisted of legal and consulting expenses, depreciation and amortization expenses, rental expenses and others.

(z)	Employee benefits

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were $31,012, $33,999, and $88,519 for the years ended December 31, 2019, 2018, and 2017, respectively.

ROAN HOLDINGS GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(aa)	Operating leases

In February 2016, the Financial Accounting Standards Board (the “FASB”) issued ASU 2016-02, Leases (Topic 842), which is effective for annual reporting periods (including interim periods) beginning after December 15, 2018, and early adoption is permitted. The Company adopted the Topic 842 on January 1, 2019 using a modified retrospective approach reflecting the application of the standard to leases existing at, or entered into after, the beginning of the earliest comparative period presented in the consolidated financial statements.

The Company leases its offices which are classified as operating leases in accordance with Topic 842. Under Topic 842, lessees are required to recognize the following for all leases (with the exception of short-term leases) on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

As permitted by ASC 842, leases with expected durations of less than 12 months from inception (i.e. short-term leases) were excluded from the Company’s calculation of its lease liability and right-of-use asset. Furthermore, the Company elected to apply the package of practical expedients, which allows companies not to reassess: (a) whether its expired or existing contracts are or contain leases, (b) the lease classification for any expired or existing leases, and (c) initial direct costs for any existing leases.

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. No impairment for right-of-use lease assets as of December 31, 2019 and 2018.

(bb)	Share-based compensation

Share-based awards granted to the Company’s employees are measured at fair value on grant date and share-based compensation expense is recognized (i) immediately at the grant date if no vesting conditions are required, or (ii) using the accelerated attribution method, net of estimated forfeitures, over the requisite service period. The fair value of share options is determined using the Black-Scholes valuation model and the fair value of restricted shares and restricted share units (“RSUs”) is determined with reference to the fair value of the underlying shares. Share-based awards granted to non-employees are initially measured at fair value on the grant date and remeasured at each reporting date through the vesting date. Such value is recognized as expense over the respective service period, net of estimated forfeitures. Share-based compensation expense, when recognized, is charged for the consolidated statements of operations and comprehensive income (loss) with the corresponding entry to additional paid-in capital.

At each date of measurement, the Company reviews internal and external sources of information to assist in the estimation of various attributes to determine the fair value of the share-based awards granted by the Company, including but not limited to the fair value of the underlying shares, expected life, expected volatility and expected forfeiture rates. The Company is required to consider many factors and make certain assumptions during this assessment. If any of the assumptions used to determine the fair value of the share-based awards changes significantly, share-based compensation expense may differ materially in the future from that recorded in the current reporting period. The Company recognizes the impact of any revisions to the original forfeiture rate assumptions in the consolidated statements of operations and comprehensive income (loss), with a corresponding adjustment to equity.

(cc)	Value added tax

The Company is subject to value added tax (“VAT”) and related surcharges on the revenues earned for services provided in the PRC. The applicable rate of value added tax is 6%. The related surcharges for revenues derived from provision medical courses are deducted from gross receipts to arrive at net revenues.

ROAN HOLDINGS GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(dd)	Income taxes

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

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis. Deferred tax assets are recognized to the extent that it is probable that taxable income to be utilized with prior net operating loss carried forwards. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. As of December 31, 2019, income tax returns for the tax years ended December 31, 2014 through December 31, 2018 remain open for statutory examination.

(ee)	Earnings (Loss) per share

Basic earnings (loss) per ordinary share is computed by dividing net earnings attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted earnings per share is computed by dividing net income attributable to ordinary shareholders by the sum of the weighted average number of ordinary share outstanding and  of potential ordinary share (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary share that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted earnings per share. For the years ended December 31, 2019, 2018 and 2017, the Company had no dilutive stocks.

(ff)	Comprehensive income (loss)

A Comprehensive income (loss) includes net income (loss) and other comprehensive income (loss) arising from foreign currency adjustments. Comprehensive income is reported in the consolidated statements of operations and comprehensive income (loss).

(gg)	Commitments and contingencies

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

ROAN HOLDINGS GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(hh)	Segment reporting

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different services. For the year ended December 31, 2019, the Company had two operating business lines, including business conducted by Adrie and its subsidiaries, primarily management and assessment services and factoring business, and business conducted by Lixin Cayman and its subsidiaries, primarily financial guarantee and consulting services. Based on management’s assessment, the Company has determined that the two operating business lines are two operating segments as defined by ASC 280 (Note 20).

(ii)	Discontinued operation

In accordance with ASU No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, a disposal of a component of an entity or a group of components of an entity is required to be reported as discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the components of an entity meets the criteria in paragraph 205-20-45-1E to be classified as held for sale. When all of the criteria to be classified as held for sale are met, including management, having the authority to approve the action, commits to a plan to sell the entity, the major current assets, other assets, current liabilities, and noncurrent liabilities shall be reported as components of total assets and liabilities separate from those balances of the continuing operations. At the same time, the results of all discontinued operations, less applicable income taxes (benefit), shall be reported as components of net income (loss) separate from the net income (loss) of continuing operations in accordance with ASC 205-20-45.

On November 22, 2019, Feng Hui, the VIE of the Company, met all the conditions required in order to be classified as a discontinued operation (Note 1). Accordingly, the operating results of Feng Hui are reported as a gain (loss) from discontinued operations in the accompanying consolidated financial statements for all periods presented. In addition, the assets and liabilities related to the VIE are reported as assets and liabilities of discontinued operations in the accompanying consolidated balance sheets at December 31, 2018. For additional information, see Note 5, “Disposition of Feng Hui”.

(jj)	Reclassification

Certain items in the consolidated financial statements of comparative period have been reclassified to conform to the consolidated financial statements for the current period, primarily for the effects of discontinued operations, and reclassification of operating income as a result of acquisition of Lixin Cayman and its subsidiaries.

(kk)	Recently issued accounting pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of the Company’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. Its mandatory effective dates are as follows: 1. Public business entities that meet the definition of an SEC filer for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years; 2. All other public business entities for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years; and 3. All other entities (private companies, not-for-profit organizations, and employee benefit plans) for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. On November 15, 2019, FASB issued ASU 2019-10 which provides a framework to stagger effective dates for future major accounting standards (including ASC 326 Financial instrument-credit losses) and amends the effective dates to give implementation relief to certain type of entities: 1. Public business entities that meet the definition of an SEC filer, excluding entities eligible to be Smaller Reporting Companies, or SRC, as defined by the SEC, for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years; and 2. All other entities for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. As an “emerging growth company,” or EGC, the Company has elected to take advantage of the extended transition period provided in the Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards applicable to private companies. The Company will adopt ASU 2016-13 and its related amendments effective January 1, 2023, and the Company is in the process of evaluating the potential effect on its consolidated financial statements.

ROAN HOLDINGS GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(kk)	Recently issued accounting pronouncements (continued)

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement,” to improve the effectiveness of disclosures in the notes to financial statements related to recurring or nonrecurring fair value measurements by removing amounts and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, policies for timing of transfers between different levels for fair value measurements, and the valuation processes for Level 3 fair value measurements. The new standard requires disclosure of the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. The amendments in this update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company does not expect that the adoption of this ASU will have a material impact on its consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

(ll)	Significant risks and uncertainties

1)	Credit risk

Credit risk is one of the most significant risks for the Company’s business. Credit risk exposures arise principally in financial guarantee activities which is an off-balance sheet financial instrument.

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures including due-diligence visits and post-lending visits to the clients. The Company manages credit risk through in-house research and analysis of the Chinese economy and the underlying obligors and transaction structures. To minimize credit risk, the Company requires collateral in the form of rights to cash, securities or property and equipment. The Company identifies credit risk collectively based on industry, geography and customer type. This information is monitored regularly by management.

-	Financial guarantee activities

In measuring the credit risk of financial guarantee services with customers, the Company mainly reflects the “probability of default” by the customer on its contractual obligations and considers the current financial position of the customer and the exposures to the customer and its likely future development.

The Company manages their credit risk guarantee exposure by performing preliminary credit checks of each guarantee customer and ongoing monitoring of payments each month. Management periodically reviews the probability of default of guarantee customer and will accrue a guarantee liability when necessary.

In addition, the Company calculates the provision amount as below:

1.	General Reserve - is based on total balance of off-balance-sheet guarantee and to be used to cover unidentified probable loan loss. According to management assessment, the General Reserve is required to be no less than 1% of total loan guarantee balance.

2.	Specific Reserve – is based on a guarantee by guarantee basis covering losses due to risks related to the ability and intention of repayment of guarantee commissions by each customer. The reserve rate was individually assessed based on management estimate of guarantee fee commission collectability. According to management assessment, the Specific Reserve is no less than 50% of guarantee fee commission earned during the year.

The Company has been providing the financial guarantees of loans for limited history. The customer deposits or other assets are held as collateral for the repayment of each loan. As of December 31, 2019, the amount of outstanding loans and related interests that the Company has guaranteed is approximately $35.1 million. The Company estimates the fair market value of the collateral to be approximately $61.4 million as of December 31, 2019.

ROAN HOLDINGS GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(ll)	Significant risks and uncertainties (continued)

-	Other operating activities

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash, cash equivalents and restricted cash. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of December 31, 2019, the Company had no deposits with a bank in the United States. As of December 31, 2019, cash of $6,911,592 and restricted cash of $15,233,933, respectively, were primarily deposited in banks located in Mainland China, which were uninsured by the government authority. To limit exposure to credit risk relating to deposits, the Company primarily place cash deposits with large financial institutions in China which management believes are of high credit quality.

The Company’s operations are carried out in Mainland China. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC as well as by the general state of the PRC’s economy. In addition, the Company’s business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, rates and methods of taxation, and the extraction of mining resources, among other factors.

2)	Liquidity risk

The Company is also exposed to liquidity risk which is risk that it is unable to provide sufficient capital resources and liquidity to meet its commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, the Company will turn to other financial institutions and the shareholders to obtain short-term funding to meet the liquidity shortage.

3)	Foreign currency risk

Substantially all of the Company’s operating activities and the Company’s assets and liabilities are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the Peoples’ Bank of China (“PBOC”) or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

4)	Other risk

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, such as the COVID-19 outbreak and spread, which could significantly disrupt the Company’s operations (Note 22).

ROAN HOLDINGS GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.	ACQUISITION OF LIXIN CAYMAN

In January 2019, the Company acquired 1% equity interest in Zhejiang Lixin at a cash consideration of $427,318 (RMB 2,858,600)

On December 20, 2019, the Company completed the acquisition of 65.0177% equity interest in Lixin Cayman and its subsidiaries (“Lixin”), which are engaged in financial guarantee business, asset management, supply chain financing, and business factoring through its subsidiaries based in Zhejiang Province, China. The acquisition had been accounted for as a business combination in accordance with ASC 805. Under the terms of the purchase agreement, the consideration was $39.38 million (RMB 276.00 million). As per an independent valuation report issued by a professional valuation firm dated on December 20, 2019, the fair value of 65.0177% equity interest in Lixin Cayman and its subsidiaries was $31.09 million (RMB 217.88 million). The consideration was paid by Class B convertible preferred share which was equivalent to $31.09 million (RMB 217.88 million) and at $0.1065 per Class B convertible preferred share. On December 20, 2019, the Company issued 291,795,150 shares of Class B convertible preferred shares. (Note 18)

The Company assessed the Company as the accounting acquirer because of the following reasons:

1)	The Class B preferred shares are without voting rights. Though the Company’s Board has the rights to convert any or all of the Class B Preferred Shares, in whole or in part, into ordinary share. The Company does not expect the Board will exercise the rights before the conversion date. Therefore as of the acquisition date, the Company’s existing shareholders had voting rights whereas the selling shareholders of Lixin Cayman didn’t have such right in the combined entity and are not expected to have such a right before conversion.
2)	The Company’s major shareholders with voting rights did not change before and after the acquisition date. There is no existence of a large minority voting interest which has a significant voting interest over the combined entity.
3)	For the period from January 1, 2019 to the date of this report, the Company changed two executive directors and one non-executive director in the Company’s Board, all duly elected by the shareholders.
4)	For the period from January 1, 2019 to the date of this report, the Company appointed a new Chief Executive Officer who is also the Chairman of the Board, and Lixin appointed a new Chief Financial Officer. The Company assessed the CEO dominates the senior management team of combined company.

The Company has allocated the purchase price of Lixin based upon the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date. The Company estimated the fair values of the assets acquired and liabilities assumed at the acquisition date in accordance with the business combination standard issued by FASB. The Company used carrying amount of assets and liabilities as fair value, which approximate the fair value, and used income approach to estimate the fair value of intangible assets, including customer relationship, license and non-compete agreements. Management of the Company is responsible for determining the fair value of assets acquired, liabilities assumed and intangible assets identified as of the acquisition date and considered a number of factors including valuations from an independent appraiser firm. Acquisition-related costs incurred for the acquisitions are not material and have been expensed as incurred in other operating expenses.

The following table summarizes the estimated fair values of the identifiable assets acquired at the acquisition date, which represents the net purchase price allocation at the date of the acquisition of Lixin based on a valuation performed by an independent valuation firm engaged by the Company and translated the fair value from RMB to USD using the exchange rate on December 20, 2019 at the rate of USD 1.00 to RMB 7.0086.

Fair value
Net tangible assets (5)	$44,762,922
Customer relationship (1)	156,950
License (2)	1,983,277
Non-Compete Agreements (3)	2,454,127
Deferred tax liabilities recognized	(1,148,589)
Other intangible assets (4)	243,072
Less: Noncontrolling interests	(16,936,604)
Total purchase consideration	$31,515,155

(1)	Lixin has provided financial services to over 300 clients in the past four years, which will enable the Company to benefit from these customer in future operations and with an estimated average finite useful life of three years.
(2)	Lixin has obtained the Financing Guarantee Agency Business License which permits the Company to engage in financing guarantee business, non-financial guarantee business and consulting intermediary business related to guarantee business. The estimated useful life of the license is 10 years.
(3)	Pursuant to purchase agreement between the Company and Lixin, Lixin’s management and key employees were limited to be engaged in similar business to compete with the Company during the performance commitment period and within six-months to two years after leaving.
(4)	Approximately $0.24 million of other intangible assets arising from the acquisition was mainly for the assembled workforce.
(5)	The following is a reconciliation of the fair value of major classes of assets acquired and liabilities assumed which comprised of net tangible assets on December 20, 2019.

ROAN HOLDINGS GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.	ACQUISITION OF LIXIN CAYMAN (CONTINUED)

December 20, 2019
Carrying amounts of major classes of acquired assets
Cash, cash equivalents and restricted cash	$21,442,122
Short-term investments	8,560,911
Accounts receivable, net	3,252,159
Loan receivable due from third parties	5,917,714
Pledged deposits	5,564,592
Other assets	2,537,990
Total assets	$47,275,488
Less: total liabilities	(2,512,566)
Net tangible assets	$44,762,922

The amount of operating income and net income what resulted from the acquisition and included in the consolidated statements of operations and comprehensive income (loss) during the year ended December 31, 2019 were $280,972 and $192,483, respectively.

The accounting literature establishes guidelines regarding the presentation of this unaudited pro forma information. Therefore, this unaudited pro forma information is not intended to represent, nor does the Company believe it is indicative of, the consolidated results of operations of the Company that would have been reported had the acquisition been completed as of January 1, 2017. Furthermore, this unaudited pro forma information does not give effect to the anticipated business and tax synergies of the acquisition and is not representative or indicative of the anticipated future consolidated results of operations of the Company.

The unaudited pro forma consolidated financial information reflects the historical results of the Lixin Cayman and its subsidiaries, adjusted to reflect the acquisition had it been completed as of January 1, 2017. The most significant pro forma adjustments to the historical results of operations relate to the application of purchase accounting for the acquisition. The unaudited pro forma financial information includes various assumptions, including those related to the finalization of the purchase price allocation.

ROAN HOLDINGS GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.	ACQUISITION OF LIXIN CAYMAN (CONTINUED)

UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENTS

FOR THE YEAR ENDED December 31, 2019

	Roan	Lixin Cayman and its subsidiaries*	Pro Forma Adjustment**	Pro Forma Financial Data

Net revenues from services	$631,140	$2,591,381	$-	$3,222,521
Net interest loss after provision for loan losses	(1,580,588)	1,075,726	50,681	(454,181)
Commission and fee income on guarantee services, net	3,789	1,829,566	(45,192)	1,788,163

Operating (Loss) Income	(945,659)	5,496,673	5,489	4,556,503

Other income, net	-	195,519	-	195,519

Total Operating Expenses	(1,366,710)	(2,087,917)	(855,729)	(4,310,356)

(Loss) Income Before Income Taxes	(2,312,369)	3,604,275	(850,240)	441,666

Income tax expenses	(244,741)	(936,982)	212,560	(969,163)
			-
Net (Loss) Income from continuing operations	(2,557,110)	2,667,293	(637,680)	(527,497)
			-
Net income from discontinued operations, net of income tax	26,846,018	-	-	26,846,018

Net Income	24,288,908	2,667,293	(637,680)	26,318,521
Dividend – Convertible Redeemable Class A preferred stock	(686,400)	-	-	(686,400)
Net income attributable to noncontrolling interests	(76,108)	(90,928)	-	(167,036)
Net Income Attributable to Roan Holding Group Co., Ltd.’s shareholders	$23,526,400	$2,576,365	(637,680)	$25,465,085

Weighted average number of ordinary share outstanding
Basic	25,287,887	-	-	25,287,887
Diluted	25,287,887	-	-	25,287,887

Earnings per share
Basic	$0.93			$1.01
Diluted	$0.93			$1.01

*	The consolidated statements of income of Lixin was for the period from January 1, 2019 to December 20, 2019.

**	The proforma adjustment represents the transaction elimination between Roan and Lixin, amortization of intangible assets arising from the acquisition of $850,240, and deferred income tax benefits of $212,560 in relation to amortization of intangible assets arising from the acquisition.

ROAN HOLDINGS GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.	ACQUISITION OF LIXIN CAYMAN (CONTINUED)

UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENTS

FOR THE YEAR ENDED December 31, 2018

	Roan	Lixin Cayman and its subsidiaries*	Pro Forma Adjustment**	Pro Forma Financial Data

Net revenues from services	71,568	2,269,754	-	2,341,322
Net interest loss after provision for loan losses	$(2,150,652)	$498,219	$-	$(1,652,433)
Commission and fee income on guarantee services, net	-	3,051,078	-	3,051,078

Operating (Loss) Income	(2,079,084)	5,819,051	-	3,739,967

Other income, net	-	334,910	-	334,910

Total Operating Expenses	(1,293,223)	(3,889,261)	(915,416)	(6,097,900)

Income (Loss) Before Income Taxes	(3,372,307)	2,264,700	(915,416)	(2,023,023)

Income tax expenses	(17,635)	(565,505)	228,854	(354,286)
			-
Net (Loss) Income from continuing operations	(3,389,942)	1,699,195	(686,562)	(2,377,309)
			-
Net loss from discontinued operations, net of income tax	(90,736,365)	-	-	(90,736,365)

Net (Loss) Income	(94,126,307)	1,699,195	(686,562)	(93,113,674)
Dividend – Convertible Redeemable Class A preferred stock	(686,400)	-	-	(686,400)
Net income attributable to noncontrolling interests	(76)	(127,514)	-	(127,590)
Net (Loss) Income Attributable to Roan Holding Group Co., Ltd.’s shareholders	$(94,812,783)	$1,571,681	(686,562)	$(93,927,664)

Weighted average number of ordinary share outstanding
Basic	24,380,051	-	-	24,380,051
Diluted	24,380,051	-	-	24,380,051

Loss per share
Basic	$(3.89)			$(3.85)
Diluted	$(3.89)			$(3.85)

*	The consolidated statements of income of Lixin was for the period from January 1, 2018 to December 31, 2018.

**	The proforma adjustment represents the amortization of intangible assets arising from the acquisition of $915,416, and deferred income tax benefits of $228,854 in relation to amortization of intangible assets arising from the acquisition.

ROAN HOLDINGS GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.	ACQUISITION OF LIXIN CAYMAN (CONTINUED)

UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENTS

FOR THE YEAR ENDED December 31, 2017

	Roan	Lixin Cayman and its subsidiaries*	Pro Forma Adjustment**	Pro Forma Financial Data

Revenues from services	-	1,376,661	-	1,376,661
Net interest loss after provision for loan losses	$1,063,875	$812,181	$-	$1,876,056
Commission and fee income on guarantee services, net	-	6,914,962	-	6,914,962

Operating (Loss) Income	1,063,875	9,103,804	-	10,167,679

Non-interest income, net	-	10,028	-	10,028

Total Non-interest Expenses	(2,219,281)	(4,049,428)	(896,116)	(7,164,825)

(Loss) Income Before Income Taxes	(1,155,406)	5,064,404	(896,116)	3,012,882

Income tax expenses	(250,245)	(1,296,063)	224,029	(1,322,279)
			-
Net (Loss) Income from continuing operations	(1,405,651)	3,768,341	(672,087)	1,690,603
			-
Net loss from discontinued operations, net of income tax	(53,377,622)	-	-	(53,377,622)

Net (Loss) Income	(54,783,273)	3,768,341	(672,087)	(51,687,019)
Dividend – Convertible Redeemable Class A preferred stock	(686,400)	-	-	(686,400)
Net income attributable to noncontrolling interests	-	(248,730)	-	(248,730)
Net (Loss) Income Attributable to Roan Holding Group Co., Ltd.’s shareholders	$(55,469,673)	$3,519,611	(672,087)	$(52,622,149)

Weighted average number of ordinary share outstanding
Basic	17,343,763	-	-	17,343,763
Diluted	17,343,763	-	-	17,343,763

Loss per share
Basic	$(3.20)			$(3.03)
Diluted	$(3.20)			$(3.03)

*	The consolidated statements of income of Lixin was for the period from January 1, 2017 to December 31, 2017.

**	The proforma adjustment represents the amortization of intangible assets arising from the acquisition of $896,116, and deferred income tax benefits of $224,029 in relation to amortization of intangible assets arising from the acquisition.

ROAN HOLDINGS GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.	DISPOSITION OF FENG HUI

On July 31, 2019, the Company entered into a framework agreement (the “Agreement”) with Zhejiang Zhongfeng Investment Management Co., Ltd. (“Zhongfeng”), pursuant to which Zhongfeng will acquire a 100% equity interest in Feng Hui, a variable interest entity of the Company. Feng Hui primarily provides loan facilitation services to micro, small and medium sized enterprises in the Xinjiang Uygur Autonomous Region. The consideration was approximately $1.44 million (RMB 10 million), and the Company received $504,713 (RMB 3.5 million) for the year ended December 31, 2019. As of December 31, 2019, the Company had an outstanding receivable of $932,836 (RMB 6.5 million) due from Zhejiang Zhongfeng. On April 30, 2020, the Company subsequently received additional $0.43 million (RMB 3.0 million) from Zhongfeng.

Upon completion of the disposition on November 22, 2019, the Company released all equity interests to Feng Hui’s shareholders and those interests were transferred to Zhongfeng through Feng Hui’s shareholders. Zhongfeng assumed all assets and obligations of Feng Hui. Upon the closing of the transaction, the Company does not bear any contractual commitment or obligation to the microcredit business or the employees of Feng Hui, nor to the Purchaser.

On November 22, 2019, management was authorized to approve and commit to a plan to sell Feng Hui, therefore the major assets and liabilities relevant to the disposal are reported as components of total assets and liabilities separate from those balances of the continuing operations. At the same time, the results of all discontinued operations, less applicable income taxes, are reported as components of net income (loss) separate from the net loss of continuing operations in accordance with ASC 205-20-45. The assets relevant to the sale of Feng Hui with a carrying value of $1.59 million were classified as assets held for sale as of November 22, 2019. The assets held for sale mainly consisted of loan receivables, net of doubtful allowance of $1.56 million due from third parties. The liabilities relevant to the sale of Feng Hui with a carrying value of $57.60 million were classified as liabilities held for sale as of November 22, 2019, which was comprised of loans of $36.22 million and other current liabilities of $20.61 million. A net gain of $54.75 million was recognized as the net gain from disposal of discontinued operation in 2019, all attributable to the Company’s shareholders. The following is a reconciliation of net gain of $54.75 million from disposition in the consolidated statements of operations and comprehensive income (loss):

Fair value

Consideration in exchange for the disposal	$1,435,132
Less: Net liabilities (comprised of assets of $1,593,879 and liabilities of $57,601,524)	(56,007,645)
Gains from disposal	57,442,777
Other comprehensive loss	(2,691,969)
Net gain from discontinued operations	$54,750,808

In accordance with ASU No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, a disposal of a component of an entity or a group of components of an entity is required to be reported as discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the components of an entity meets the criteria in paragraph ASC205-20-45-1E to be classified as held for sale. When all of the criteria to be classified as held for sale are met, including management, having the authority to approve the action, commits to a plan to sell the entity, the major current assets, other assets, current liabilities, and noncurrent liabilities shall be reported as components of total assets and liabilities separate from those balances of the continuing operations. At the same time, the results of all discontinued operations, less applicable income taxes (benefit), shall be reported as components of net income (loss) separate from the net income (loss) of continuing operations in accordance with ASC 205-20-45.

The following is a reconciliation of the carrying amounts of major classes of assets and liabilities held for sale in the in the consolidated balance sheet as of November 22, 2019 and December 31, 2018.

	November 22, 2019	December 31, 2018
Carrying amounts of major classes of assets held for sale:
Cash	$12,397	$10,625
Loan receivable, net	1,557,568	25,623,079
Other assets	23,914	890,682
Total assets of disposal group classified as held for sale	$1,593,879	$26,524,386
Carrying amounts of major classes of liabilities held for sale:
Loans	$36,221,099	$40,346,674
Other current liabilities	20,611,079	14,851,106
Income tax payable	769,346	786,685
Liabilities directly associated with the assets classified as held for sale	$57,601,524	$55,984,465

ROAN HOLDINGS GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.	DISPOSITION OF FENG HUI (CONTINUED)

The following is a reconciliation of the amounts of major classes of income from operations classified as discontinued operations in the consolidated statements of operations and comprehensive income (loss) for the years ended December 31, 2019, 2018 and 2017:

	For the Years Ended December 31,
	2019	2018	2017
Discontinued Operations
Total interest and fees income	$3,514	$141,921	$14,897,253
Total interest expenses	(6,314,400)	(6,870,408)	(7,367,549)
Provision for loan losses	(24,702,109)	(83,539,532)	(54,734,562)
Other operating expenses	3,108,205	(468,346)	(3,668,260)
Income tax expenses	-	-	(2,504,504)
Net gain from discontinued operations	54,750,808	-	-
Net income (loss) from discontinued operations	$26,846,018	$(90,736,365)	$(53,377,622)

6.	RESTRICTED CASH

Restricted cash represents cash pledged with banks and financial institutions as guarantor deposit for the Company’s guarantee service customers. The banks providing loans to the Company’s guarantee service customers generally require the Company, as the guarantor of the loans, to pledge a cash deposit usually in the range of 10% to 20% of the guaranteed amount, and the other financial institutions requires of a cash deposit of 50% of the guaranteed amount. The deposits are released after the guaranteed bank loans are paid off and the Company’s guarantee obligation expires which is usually within 12 months.

At the same time, the Company requires the guarantee service customers to make a deposit to the Company of the same amount as the deposit the Company pledged to the banks for their loans if the customer does not pledge or collateralize other assets with the Company. The Company recorded the deposit received as restricted cash on the consolidated balance sheet. The deposit is returned to the customer after the customer repays the bank loan and the Company’s guarantee obligation expires.

7.	SHORT-TERM INVESTMENT

As of December 31, 2019, the balance of short-term investment was comprised of investments in financial product from a Chinese bank, with variable return rate and was due in six months. The Company classified the financial assets as held-to-maturity financial asset and recorded the assets at amortized cost, which approximates fair value. The fair value is referred to the value of the short-term investments on the bank statements as of each reporting date. As of December 31, 2019 and 2018, the Company did not provide OTTI on short-term investments.

The following table summarizes the amortized cost and fair value of our short-term investments as of December 31, 2019.

	Amortized cost	Fair value
Short-term investments
Due within six months	$8,610,796	$8,610,796
Total	$8,610,796	$8,610,796

ROAN HOLDINGS GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.	ACCOUNTS RECEIVABLE, NET

As of December 31, 2019 and 2018, the accounts receivable consisted of the following:

	December 31, 2019	December 31, 2018
Accounts receivable	$4,132,819	$-
Less: allowance for doubtful accounts	(405,802)	-
	$3,727,017	$-

Movement of allowance for doubtful accounts was as follows:

	December 31, 2019	December 31, 2018
Balance at beginning of the year	$-	$-
Acquired from Lixin	403,451	-
Provisions	-	-
Foreign exchange (gain) loss	2,351	-
Balance at ending of the year	$405,802	$-

9.	LOANS RECEIVABLE DUE FROM FACTORING CUSTOMERS

As of December 31, 2019 and 2018, the loans receivable due from factoring customers consisted of the following:

	December 31, 2019	December 31, 2018
Loans receivable	$-	$64,702,803
Less: allowance for doubtful accounts	-	-
	$-	$64,702,803

For the years ended December 31, 2019 and 2018, the Company disbursed loans of $43,422,881 and $67,258,135 to four and one factoring customers, respectively. The loan terms varied from two months to one year. As of December 31, 2019, the Company collected all principals and interests from these factoring customers.

For the years ended December 31, 2019 and 2018, the Company earned interest income from loans of $2,782,332 and $35,229, respectively.

ROAN HOLDINGS GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.	LOANS DUE FROM THIRD PARTIES

	December 31, 2019	December 31, 2018
Loans due from third parties (1)	$5,952,223	$-
Loans from direct loan customers (2)	4,870,838	4,934,861
Less: allowance for doubtful accounts	(4,870,838)	(2,680,077)
	$5,952,223	$2,254,784

(1)	As of December 31, 2019, the balance of loans due from third parties was mainly comprised of loans of $3,157,292 and $2,776,982 due from two third parties, and a non-interest bearing loan of $17,949 due from one third party. The two loans are due on December 31, 2020 and September 24, 2020, respectively. Both loans were fully pledged with the customer’s outstanding trade receivable and charges an interest rate of 8% from customers.

As of December 31, 2019, the Company recorded an interest receivable of $1,111,322 in the account of “other current assets” (Note 11).

(2)	All loans from direct loan customers are short-term loans that the Company has made to both business and individual customers. As of December 31, 2019 and 2018, the Company had four business loan customers, and two personal loan customers, respectively. All loans are guaranteed by third parties. Allowance for doubtful accounts is estimated on a quarterly basis based on an assessment of specific evidence indicating doubtful collection, historical experience, loan balance aging and prevailing economic conditions.

For the years ended December 31, 2019, 2018 and 2017, a net provision of $2,244,601, $2,176,216 and $565,187 were charged against the consolidated statements of operations and comprehensive income (loss), respectively. For the years ended December 31, 2019, 2018, and 2017, the Company did not charge write-offs against provisions.

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

As of December 31, 2019, loan balance of $71,757 aged between 180 ~ 365 days, and balance of $4,799,081 aged over one year.

Movement of allowance for doubtful accounts was as follows:

	December 31,	December 31,	December 31,
	2019	2018	2017
Balance at beginning of the year	$2,680,077	$619,910	$30,814
Provisions	2,244,601	2,233,650	565,187
Reversals	-	(57,434)	-
Foreign exchange (gain) loss	(53,840)	(116,049)	23,909
Balance at end of the year	$4,870,838	$2,680,077	$619,910

11.	OTHER CURRENT ASSETS

Other current assets consist of the following:

	December 31, 2019	December 31, 2018
Interest receivable	$1,111,322	$34,908
Receivable from disposal of discontinued operations	932,836	-
Advances to customers	50,716	-
Stamp duties due from former shareholders of Zhejiang Jingyuxin	34,587	-
Prepaid legal and consulting expenses	-	407,890
Prepaid insurance expenses	-	154,582
Others	176,181	216,029
	$2,305,642	$813,409

ROAN HOLDINGS GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	December 31, 2019	December 31, 2018
Electronic equipment	$136,983	$11,265
Vehicles	253,108	29,080
Office equipment	36,919	14,616
Leasehold improvements	46,464	-
Building	840,241	-
Less: Accumulated depreciation	(461,190)	(26,981)
	$852,525	$27,980

Depreciation expenses totaled $15,184, $15,897 and $7,134 for the years ended December 31, 2019, 2018 and 2017, respectively.

13.	INTANGIBLE ASSETS, NET

Intangible assets consist of the following:

	December 31, 2019	December 31, 2018

Credit rating system	$54,156	$54,868
Software	4,955	5,021
Customer relationship	157,865	-
License	1,994,834	-
Non-Compete Agreements	2,468,427	-
Other intangible assets	244,487	-
Less: Accumulated amortization	(48,496)	(15,845)
	$4,876,228	$44,044

Amortization expenses totaled $33,138, $6,225 and $6,094 for the years ended December 31, 2019, 2018 and 2017, respectively.

The following table sets forth the Company’s amortization expenses for the twelve months ending December 31 of the following years:

2020	$924,020
2021	924,020
2022	924,020
2023	871,399
2024	871,399
Thereafter	361,370
$4,876,228

14.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	December 31, 2019	December 31, 2018
Accrued payroll	$312,044	$133,448
Accrued rental fee	49,395	-
Accrued professional service fee	83,110	140,504
Dividends due to former shareholders of Zhejiang Jingyuxin (1)	170,781	-
Interest payable	-	24,164
Other current liabilities	95,535	-
	$710,865	$298,116

(1)	The balance represented the unpaid dividends due to former shareholders of Lixin, who sold equity interests in Lixin to the Company.

ROAN HOLDINGS GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.	INCOME TAXES

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Under the current tax laws of BVI, the Company’s subsidiary incorporated in the BVI is not subject to tax on income or capital gains.

Hong Kong

Roan HK and Lixin HK are incorporated in Hong Kong and are subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate for the first HKD$2 million of assessable profits is 8.25% and assessable profits above HKD$2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. Before that, the applicable tax rate was 16.5% for corporations in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax laws, Roan HK and Lixin HK are exempted from income tax on its foreign-derived income and there are no withholding taxed in Hong Kong on remittance of dividends.

PRC

PRC subsidiaries are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. The EIT rate for companies operating in the PRC is 25%.

Income tax expenses consist of the following:

	For the Years Ended December 31,
	2019	2018	2017
Current income tax expenses	$187,067	$17,635	$238,106
Deferred income tax expenses	57,674	-	12,139
Income tax expenses	$244,741	$17,635	$250,245

Below is a reconciliation of the statutory tax rate to the effective tax rate for continuing operations:

	For the Years Ended December 31,
	2019	2018	2017
PRC statutory income tax rate	25%	25%	25%
Effect of different income tax rate in other jurisdictions	(8.2)%	(7.3)%	-%
Effect of non-deductible expenses	(0.1)%	(0.1)%	(0.3)%
Effect of valuation of deferred tax allowance	(27.3)%	(18.2)%	(46.3)%
Effective tax rate	(10.6)%	(0.6)%	(21.6)%

ROAN HOLDINGS GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.	INCOME TAXES (CONTINUED)

Deferred tax assets (liabilities), net as of December 31, 2019 and 2018 consist of the following:

	December 31, 2019	December 31, 2018
Deferred tax assets
Accrued interest receivable	$59,489	$60,561
Allowance for doubtful loan receivables	1,217,710	670,019
Allowance on doubtful accounts	119,373	-
Accrued expenses	15,572	14,635
Net operating loss carrying forward	458,427	41,412
Less: valuation allowance	(1,401,891)	(786,627)
Total deferred tax assets	$468,680	$-
Deferred tax liabilities
Timing difference on revenue recognition	(1,055,711)	-
Recognition of intangible assets arising from business combination	(1,148,545)	-
Deferred tax liabilities, net	$(1,735,576)	$-

As of December 31, 2019 and 2018, the Company had net operating loss carryforwards of $1,846,032 and $210,152, respectively. The net operating loss carryforwards begin to expire in the tax year ending December 31, 2022. The Company reviews deferred tax assets for a valuation allowance based upon whether it is more likely than not that the deferred tax asset will be fully realized. As of December 31, 2019 and 2018, the Company accrued valuation allowance of $1,401,891 and $786,627 against the deferred tax assets based upon management’s assessment as to their realization.

The Company recognized deferred tax liabilities related to recognition of intangible assets arising from acquisition of Lixin Cayman and its subsidiaries on December 20, 2019. The deferred tax liabilities will reverse as the intangible assets are amortized for financial statement reporting purposes.

The Company evaluates its valuation allowance requirements at end of each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When circumstances cause a change in management’s judgement about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in income from operations. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryforward period available under applicable tax law.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2019 and 2018, the Company did not have any significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit. The Company does not believe that its uncertain tax benefits position will materially change over the next twelve months.

ROAN HOLDINGS GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16.	EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted loss per common share for the years ended December 31, 2019, 2018 and 2017, respectively:

	For the Years Ended December 31,
	2019	2018	2017
Net Income (Loss) Attributable to Roan Holding Group Co., Ltd.’s shareholders	$23,526,400	$(94,812,783)	$(55,469,673)
Net Loss from continuing operations attributable to Roan Holdings Group Co., Ltd.’s shareholders	$(3,319,618)	$(4,076,418)	$(2,092,051)
Net income (loss) from discontinued operations, net of income tax	$26,846,018	$(90,736,365)	$(53,377,622)

Weighted average number of ordinary share outstanding
Basic and Diluted*	25,287,887	24,380,051	17,343,763

Earnings per share
Net loss per share from continuing operations - Basic and Diluted	$(0.13)	$(0.17)	$(0.12)
Net earnings (loss) per share from discontinued operations - Basic and Diluted	$1.06	$(3.72)	$(3.08)

Basic loss per share to the ordinary shareholders are computed by dividing the net loss attributable to the ordinary shareholders by the weighted average number of common shares outstanding during the year. Diluted loss per share is the same as basic loss per share due to the lack of dilutive items in the Company for the years ended December 31, 2019, 2018 and 2017. The number of warrants, Class A preferred shares and Class B preferred shares are excluded from the computation as the anti-dilutive effect.

17.	RELATED PARTY TRANSACTIONS AND BALANCES

1)	Transactions with related parties

Upon the acquisition of Lixin Cayman in December 2019, the Company acquired a lease agreement with one related party, which is an associate of Lixin Cayman’s 4.7703% shareholder. The lease agreement was a three-year agreement to be matured in April 2020, with a monthly rental fee of $8,805. For the year ended December 31, 2019, the Company incurred rental expenses of $2,935 from its rental agreements with the related party.

During the year ended December 31, 2019, the Company borrowed $279,020 from a related party. The loan was interest free and was payable in March 2020.

2)	Balances with related parties

As of December 31, 2019, the balance of due from related parties of $2,906 consisted of various advances due on open account and non-interest bearing to various shareholders and other related entities. The Company had no balances with related parties as of December 31, 2018.

As of December 31, 2019, the balance of due to related parties of $280,714 was a loan borrowed from a related party. The loan was interest free and was payable in March 2020.

ROAN HOLDINGS GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18.	REDEEMABLE CONVERTIBLE PREFERRED SHARES

Class A Preferred Share

On July 6, 2016, the Company sold 715,000 Class A Preferred Shares at a price of $12.00 per Class A Share with an annual dividend of 8%. The Company received gross proceeds of $8,580,000 from this private placement without issuance cost.

The Class A Shares were mandatorily redeemable at a price $12.00 per Class A Share (subject to equitable adjustments for stock splits, stock dividends, recapitalizations and other similar adjustments), plus accrued dividends on the fifth anniversary of the original issue date of the Class A Shares (“Mandatory Conversion Date”). Each Class A Share is convertible into one ordinary share (subject to equitable adjustments for stock splits, stock dividends, recapitalizations and other similar adjustments) at shareholder’s option after the closing of an initial acquisition by the Company, whether through a merger, share reconstruction or amalgamation, asset or share acquisition, exchangeable share transaction, contractual control arrangement or other similar type of transaction, with an acquiree at fair value (“Business Combination”). The Class A preferred shares are automatically convertible on the date on which the average closing price of the Company’s ordinary shares for three consecutive trading days, that is equal to or exceeds $16.00, provided that such date is after the closing of the Business Combination.

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

In December 2019, the Company’s board approved an amendment to the Memorandum and Articles of Association (“M&A”). Pursuant to the new M&A, each Class A Share is convertible into two ordinary share (subject to equitable adjustments for stock splits, stock dividends, recapitalizations and other similar adjustments) at shareholder’s option after the closing of the Business Combination. The Class A preferred shares are automatically convertible on the date on which the average closing price of the Company’s ordinary shares for three consecutive trading days, that is equal to or exceeds $6.00, provided that such date is after the closing of the Business Combination.

The new M&A granted the Directors with the rights to convert any or all of the Class A Preferred Shares, in whole or in part, into ordinary shares prior to the Mandatory Conversion Day. In the event of a Reorganization Event occurring following the closing of the Business Combination, the directors also have the rights to convert any or all of the Class A Preferred Shares, in whole or in part, into ordinary shares prior to the Mandatory Conversion Day, or to repurchase or redeem any or all of the Class A Preferred Shares, in whole or in part (but in no event less than one Class A Preferred Share), for a cash amount equal to the value of the Class A Preferred Shares being repurchased or redeemed on an as-converted basis.

ROAN HOLDINGS GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18.	REDEEMABLE CONVERTIBLE PREFERRED SHARES (CONTINUED)

With the amendment to the M&A, the redemption of Class A Preferred Shares are no longer solely within the control of the holders of these preferred shares. As the Class A Preferred Shares does not embody a unconditional obligation that requires the Company to redeem the preferred shares by transferring cash or assets, and it does not contain a specific date upon which assets must be transferred. The preferred shares are not considered mandatorily redeemable and are scoped out of ASC 480, Liabilities. In addition, the redemption was not solely controlled by the holders of the preferred shares, it was not required to be classified out of permanent equity. The Class A Preferred Shares was classified as an equity as of December 31, 2019.

The Company did not recognize the beneficial conversion feature for the Class A Preferred shares since each Class A Share is convertible into two ordinary shares (subject to equitable adjustments for stock splits, stock dividends, recapitalizations and other similar adjustments) at either party’s discretion. The Class A Preferred Share is not deemed to be an embedded derivative instrument to be bifurcated since it’s indexed to its own stock.

As of December 31, 2019 and 2018, dividend of $686,400 and $686,400 was accrued for Convertible Redeemable Class A Preferred Shares and the balance for Class A Preferred Shares was $10,338,927 and $9,652,527, respectively.

Class B Preferred Share

On December 20, 2019, the Company issued 291,795,150 shares of Class B Preferred Shares to exchange 65.0177% equity interest in Lixin Cayman and its subsidiaries.

The Class B Preferred Shares are characteristic with 1) No voting rights at a shareholder meeting or on any resolution of members; 2) No rights to receive any dividends declared on any shares of the Company; 3) Rights of liquidation preference. In the event of any liquidation, winding-up or dissolution of the Company, whether voluntary or involuntary, each Class B Holders shall be entitled to receive, in priority to the holders of any other class of Shares in the Company, an amount equal to their pro rata share of the Class B Liquidation Preference Amount, which is calculated at an aggregation of RMB 276,000,000 and liquidation premium of 8% per annum of RMB 276,000,000.

The Class B Shares are mandatorily converted into Ordinary Shares of the Company on the second anniversary of the original issue date of the Class B Shares, at a rate of 1 Ordinary Share per Class B Preferred Share so converted, or can be redeemed at a conversion price calculated at the average closing price per share for ninety consecutive trading days before conversion date. Because the Company’s board has the rights to convert any or all of the Class B Preferred Shares, in whole or in part, into ordinary shares. As such, the redemption provisions are solely at the discretion of the Company.

In the event of a Reorganization Event occurring following the closing of the an initial acquisition by the Company, whether through a merger, share reconstruction or amalgamation, asset or share acquisition, exchangeable share transaction, contractual control arrangement or other similar type of transaction, with an acquiree at fair value (“Business Combination”), the directors also have the rights to convert any or all of the Class B Preferred Shares, in whole or in part, into ordinary shares prior to the Mandatory Conversion Day, or to repurchase or redeem any or all of the Class B Preferred Shares, in whole or in part (but in no event less than one Class B Preferred Share), for a cash amount equal to the value of the Class B Preferred Shares being repurchased or redeemed on an as-converted basis.

As the Class B Preferred Shares does not embody a unconditional obligation that requires the Company to redeem the preferred shares by transferring cash or assets, and it does not contain a specific date upon which assets must be transferred. The preferred shares are not considered mandatorily redeemable and are scoped out of ASC 480, Liabilities. In addition, the redemption provisions are solely at the discretion of the Company. The Class B Preferred Shares was classified as an equity as of December 31, 2019.

The Company did not recognize the beneficial conversion feature for the Class B Preferred shares since each Class B Share is convertible into one ordinary share (subject to equitable adjustments for stock splits, stock dividends, recapitalizations and other similar adjustments) at either party’s discretion. The Class B Preferred Share is not deemed to be an embedded derivative instrument to be bifurcated since it’s indexed to its own stock.

As of December 31, 2019 and 2018, the balance for Class B Preferred Shares was $31,087,732 (RMB 217,881,478) and $nil, respectively.

ROAN HOLDINGS GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19.	EQUITY

Ordinary share

The Company is authorized to issue unlimited ordinary shares. Holders of the Company’s ordinary shares are entitled to one vote for each share.

On July 6, 2018, the Company and certain institutional investors entered into a securities purchase agreement (“Private Placement”), pursuant to which the Company agreed to sell to such investors an aggregate of 769,232 ordinary shares together with Series A warrants to purchase a total of 576,924 ordinary shares (the “Series A Warrants”), for gross proceeds of approximately $2.0 million. Each investor will receive a Series A Warrant to purchase a number of shares equal to 75% of the number of ordinary shares the investor purchases in the offering with a warrant term of four (4) years. The purchase price for each ordinary share and the related Series A Warrants is $2.60. The Series A Warrants have an exercise price of $2.60. In connection with the offering, the investors also received Series B warrants with an initial face amount of 200,000 ordinary shares, which are subject to adjustment not in excess of an aggregate of 462,843 ordinary shares (the “Series B Warrants”) for nominal consideration. If on the 30th day after the closing date of the transaction (the “Adjustment Date”), the closing bid price of the Company’s ordinary shares is less than $2.60, the investors shall have the right to exercise the Series B Warrants and the number of ordinary shares to be issued to the investors upon exercise of the Series B Warrants shall be adjusted (upward or downward, as necessary) based on the closing bid price of the Company’s ordinary shares on such date. The closing of the offering took place on July 10, 2018. On August 9, 2018, the closing bid price of the Company’s ordinary shares was $1.29, and thus the Series B Warrant was exercised for 390,579 ordinary shares.

As of December 31, 2019 and 2018, there were 25,287,851 and 25,288,003 ordinary shares issued and outstanding, respectively.

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

ROAN HOLDINGS GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19.	EQUITY (CONTINUED)

Restricted Shares

On April 4, 2018, 1,150 shares of restricted shares were forfeited as the employees resigned from the Company.

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

A summary of the changes in the restricted shares related to ordinary shares granted by the Company during the year ended December 31, 2019 and 2018 is as follows:

	Number of restricted shares	Weighted average granted date fair value
Granted and unvested as of December 31, 2017	$1,308	$7.90
Granted	370,525	0.85
Vested	(370,683)	0.85
Forfeited	(1,150)	7.90
Granted and unvested as of December 31, 2018	$-	$-

Granted and unvested as of December 31, 2019	$-	$-

Preferred Shares

The Company is authorized to issue unlimited preferred shares, in one or more series, with such designations, voting and other rights and preferences as may be determined from time to time by the board of directors. As of December 31, 2019 and 2018, there were 715,000 Class A preferred shares issued and outstanding. As of December 31, 2019 and 2018, there were 291,795,150 and nil Class B preferred shares issued and outstanding.

Warrants

A summary of warrants activity for the years ended December 31, 2019 and 2018 is as follows:

	Number of shares	Weighted average life	Expiration dates
Balance of warrants outstanding as of December 31, 2017	9,280,323	3.52 years	July 6, 2021
Grants of Series A Warrants	576,924	4 years	July 9, 2022
Grants of Placement Agent Warrant	46,154	4 years	July 9, 2022
Grants of Series B Warrants	390,579	0.08 years	August 9, 2018
Exercise of Series B Warrants	(390,579)
Balance of warrants outstanding as of December 31, 2018	9,903,401	2.58 years	*

Balance of warrants outstanding as of December 31, 2019	9,903,401	1.58 years	*

*	As of December 31, 2019 and 2018, the Company’s 9,903,401 shares of warrants were comprised of 9,280,323 shares which would expire on July 6, 2021, and 623,078 shares which would expire on July 9, 2022, respectively.

ROAN HOLDINGS GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19.	EQUITY (CONTINUED)

Warrants (continued)

Series A Warrants

In connection with the private placement closed on July 10, 2018, the Company issued Series A warrants to investors to purchase a total of 576,924 ordinary shares with a warrant term of four (4) years. The Series A Warrants have an exercise price of $2.60 per share. On January 9, 2019, the Board of the Company approved an downward adjustment of exercise price from $2.6 to $1.18.

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

As of July 10, 2018, December 31, 2018 and 2019, the Company estimated fair value of the Series A Warrants at $1,202,310, $510,000 and $18,462, respectively, using the Black-Scholes valuation model, which took into consideration the underlying price of ordinary shares, a risk-free interest rate, expected term and expected volatility. As a result, the valuation of the warrant was categorized as Level 3 in accordance with ASC 820, “Fair Value Measurement”.

On the July 10, 2018, December 31, 2018 and 2019, the Company estimated the fair value of Series A Warrants using the following assumption.

	On July 10, 2018	On December 31, 2018	On December 31, 2019
Terms of warrants	48 months	42 months	30 months
Exercise price	2.60	2.60	1.18
Risk free rate of interest	2.77%	2.77%	1.56%
Dividend yield	0.00%	0.00%	0.00%
Annualized volatility of underlying stock	2.03	2.09	2.45

ROAN HOLDINGS GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19.	EQUITY (CONTINUED)

Warrants (continued)

Series B Warrants

In connection with the private placement closed on July 10, 2018, the investors also received Series B warrants with an initial face amount of 200,000 ordinary shares, which are subject to adjustment not in excess of an aggregate of 462,843 ordinary shares (the “Series B Warrants”) for nominal consideration. If on the 30th day after the closing date of the transaction (the “Adjustment Date”), the closing bid price of the Company’s ordinary shares is less than $2.60, the investors shall have the right to exercise the Series B Warrants and the number of ordinary shares to be issued to the investors upon exercise of the Series B Warrants shall be adjusted (upward or downward, as necessary) based on the closing bid price of the Company’s ordinary shares on such date.

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

The Company estimated its fair value of the Series B Warrants at $504,499 using the Black-Scholes valuation model on the July 10, 2018 using the following assumption.

On July 10, 2018
Terms of warrants	1 month
Exercise price	0.001
Risk free rate of interest	1.88%
Dividend yield	0.00%
Annualized volatility of underlying stock	0.87

On August 9, 2018, the closing bid price of the Company’s ordinary shares was $1.29, and thus the investors exercised the Series B Warrant for 390,579 ordinary shares at $391. The carrying fair value of the warrant liabilities on the exercise day was $503,847 and the fair value change in warrant liabilities for the years ended December 31, 2018 was $652. The Company incurred a gain of $652 upon exercise of the warrants.

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

As of July 10, 2018, December 31, 2018 and 2019, the Company estimated fair value of the Placement Agent Warrants at $96,185, $40,800 and $1,477, respectively, using the Black-Scholes valuation model. The assumptions used to estimate the fair value of the warrants were the same as those used for Series A Warrants.

ROAN HOLDINGS GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19.	EQUITY (CONTINUED)

Allocation of Issuance Costs

In connection with the Private Placement closed on July 10, 2018, the Company incurred direct and incremental issuance costs of $310,000. These costs were allocated to common stock, Series A Warrants and Series B Warrants in proportion to the allocation of proceeds. The issuance costs allocated to common stock were accounted for as a reduction of proceeds of the common stocks, while the issuance costs allocated to warrants were accounted for as non-operating expenses.

Statutory reserve

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiary. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations and after it has met the PRC requirements for appropriation to statutory reserves. Paid in capital of the PRC subsidiaries included in the Company’s consolidated net assets are also non-distributable for dividend purposes. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of PRC subsidiaries. The Company is required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, the Company may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends.

As of December 31, 2019 and 2018, the Company had statutory reserve of $658,662 and $6,621,063, respectively.

ROAN HOLDINGS GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20.	SEGMENT REPORTING

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different services. For the year ended December 31, 2019, the Company has two operating business lines, including business conducted by Adrie and its subsidiaries, primarily management and assessment services and factoring business, and business conducted by Lixin Cayman and its subsidiaries, primarily financial guarantee and consulting services. Based on management’s assessment, the Company has determined that the two operating business lines are two operating segments as defined by ASC 280. For the year ended December 31, 2018, the Company has one operating business line and one reporting unit.

The following table presents summary information by segment for the years ended December 31, 2019 and 2018:

	For the Year Ended December 31, 2019
	Business conducted by Adrie and is subsidiaries	Business conducted by Lixin Cayman and its subsidiaries	Total
Net revenues of services	$452,733	$178,407	$631,140
Commission and fee income on guarantee services, net	-	3,789	3,789
Total interest and fee income	2,784,052	98,776	2,882,828
Interest expenses	(2,218,815)	-	(2,218,815)
Provision for loan losses	(2,244,601)	-	(2,244,601)
Net (loss) income from operation	$(1,226,631)	$280,972	$(945,659)
Depreciation	$(12,882)	$(2,302)	$(15,184)
Capital expenditures	$(833)	$-	$(833)
Income tax expense	$(185,762)	$(58,979)	$(244,741)
Segment (loss) profit from continuing operations	$(2,729,212)	$172,102	$(2,557,110)
Segment assets as of December 31, 2019	$3,113,525	$52,275,757	$55,389,282

	For the Year Ended December 31, 2018
	Business conducted by Adrie and is subsidiaries	Business conducted by Lixin Cayman and its subsidiaries	Total
Net income from operation, before interest expenses	$(2,053,966)	$-	$(2,053,966)
Interest expenses	(25,118)	-	(25,118)
Net fees income (loss) and revenues	$(2,079,084)	$-	$(2,079,084)
Depreciation	$(15,897)	$-	$(15,897)
Capital expenditures	$-	$-	$-
Income tax expense	$(17,635)	$-	$(17,635)
Segment loss from continuing operations	$(3,389,942)	$-	$(3,389,942)
Segment assets as of December 31, 2018	$95,668,530	$-	$95,668,530

ROAN HOLDINGS GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21.	COMMITMENTS AND CONTINGENCIES

Contingencies

The Company is involved in various legal actions arising from providing financial guarantee services to defaulted guarantees by Lixin Cayman and its subsidiaries. As of December 31, 2019, Lixin Cayman and its subsidiaries initiated an accumulated 18 legal proceedings against financial guarantee customers to collect delinquent balances of payment on behalf of these guarantee customers, with an aggregated claim of $7.92 million. All these legal proceedings have been adjudicated by the PRC courts in favour of the Company. When the Company closed the Lixin Acquisition on December 20, 2019, 17 legal proceedings were concluded after the enforcement, and one case with a claim of approximately $2.95 million (including principal of $2.85 million and interest of $0.1 million) was adjudicated and in the process of enforcement.

As of December 31, 2019, the Company provided financial guarantee of $35,103,876 to financial guarantee customers by Lixin Cayman and its subsidiaries, and had a balance of $4,283,608 due from 10 financial guarantee customers, representing payments on behalf of these financial guarantee customers when they defaulted in repayments to financial institutions. The balance of $4,283,608 consisted $2,845,248 due from one financial guarantee customer, against whom the legal case is still in progress of enforcement, and $1,438,360 due from nine financial guarantee customers, against whom the legal cases were concluded. The Company assessed the payment abilities of these customers, and expected it is remote to collect the balance. As of December 31, 2019, the Company fully wrote off the $4,283,608 on the balance of payment on behalf of financial guarantee customers.

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity.

Lease commitment

As of December 31, 2019, the Company leases offices space under seven non-cancellable operating lease arrangements, one of which had over 12 months. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term.

The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. When available, the Company uses the rate implicit in the lease to discount lease payments to present value; however, most of the Company’s leases do not provide a readily determinable implicit rate. Therefore, the Company discount lease payments based on an estimate of its incremental borrowing rate.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The table below presents the operating lease related assets and liabilities recorded on the balance sheets.

December 31, 2019

Right of use assets	$400,720

Operating lease liabilities, current portion	$106,136
Operating lease liabilities, noncurrent portion	265,797
Total operating lease liabilities	$371,933

As of December 31, 2019, the weighted average remaining lease term was 3.5 years, and discount rates were 4.75% for the operating lease.

Rental expense for the years ended December 31, 2019, 2018 and 2017 was $78,756, $10,896 and $nil, respectively.

The following is a schedule, by years, of maturities of lease liabilities as of December 31, 2019:

Twelve months ended December 31, 2020	$107,397
Twelve months ended December 31, 2021	112,767
Twelve months ended December 31, 2022	118,405
Twelve months ended December 31, 2023	60,647
Total lease payments	399,216
Less: imputed interest	(27,283)
Present value of lease liabilities	$371,933

ROAN HOLDINGS GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22.	SUBSEQUENT EVENTS

(1)	Change of the Company’s Name (See Note 1 – Organization and principal activities)

On January 8, 2020, the Financial Industry Regulatory Authority (“FINRA”) accepted the Company’s request for the following changes on the Over the Counter Bulletin Board (“OTCBB”): 1) the name change from China Lending Corporation to Roan Holdings Group Co., Ltd., and 2) the ticker symbol change from “CLDOF” to “RAHGF” for its ordinary shares and from “CLDCF” to “RONWF” for its warrants. The new CUSIPS of the Company’s ordinary shares and warrants are G7606D 115 and G7606D 107, respectively.

(2)	Setup of new subsidiaries

Ningbo Zeshi Insurance Technology Co., Ltd. (“Zeshi Insurance”) was incorporated on February 28, 2020 under the laws of the PRC. Ding Tai owns 99% of Zeshi Insurance equity interest with the remaining 1% owned by Hangzhou Zeshi. Its principal business is providing insurance technology services and related services.

Zeshi (Hangzhou) Health Management Co., Ltd. (“Zeshi Health”) was incorporated on March 3, 2020 under the laws of the PRC. Hangzhou Zeshi and Ningbo Dingtai own 99% and 1%, respectively, of its interest. Zeshi Health provides services in health management, health big data management and blockchain technology-based health information management.

(3)	The impact of Coronavirus (COVID-19)

In December 2019, a novel strain of coronavirus was reported in Wuhan, China. On March 11, 2020, the World Health Organization categorized it as a pandemic. The COVID-19 outbreak is causing lockdowns, quarantines, travel restrictions, and closures of businesses and schools. The potential impact which may be caused by the outbreak is uncertain; however it may result in a material adverse impact on the Company’s financial position, operations and cash flows for fiscal year 2020. Based on the Company’s operating results from January 1, 2020 through the date of this report, due to temporary closure of our office during February 3, 2020 and February 29, 2020, limited support from our workforce, and delay in repayments of outstanding receivables from customers, the Company expects a lower amount of revenue and net income during February to April 2020 period. However, the extent of the impact of COVID-19 on the Company’s results of operations and financial condition for fiscal year 2020 will depend on certain developments, including the duration and spread of the outbreak, impact on its customers, all of which are uncertain and cannot be predicted at this point.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association (1)
2.1	Underwriting Agreement, dated September 30, 2014, between the Company and EarlyBirdCapital, Inc. as representative for the underwriters (2)
2.2	Business Combination Marketing Agreement, dated September 30, 2014, between the Company and EarlyBirdCapital, Inc. (2)
2.3	Specimen Ordinary shares Certificate (3)
2.4	Specimen Warrant Certificate (3)
2.5	Warrant Agreement, dated September 30, 2014, between the Company and Continental Stock Transfer & Trust Company (2)
2.6	Rights Agreement, dated September 30, 2014, between the Company and Continental Stock Transfer & Trust Company (2)
2.7	Form of Unit Purchase Option between the Registrant and EarlyBirdCapital, Inc. (3)
4.1	Letter Agreement, dated September 30, 2014, among the Company, EarlyBirdCapital, Inc. and each shareholder, director and officer of the Company (2)
4.2	Amended and Restated Investment Management Trust Agreement, dated April 1, 2016, between the Company and Continental Stock Transfer & Trust Company (7)
4.3	Administrative Services Agreement, dated September 30, 2014, between the Company and DeTiger Holdings Limited (2)
4.4	Escrow Agreement, dated September 30, 2014, among the Company, initial shareholders and Continental Stock Transfer & Trust Company (2)
4.5	Securities Purchase Agreement, dated June 5, 2014, between the Company and Emily Chui-Hung Tong (3)
4.6	Securities Purchase Agreement, dated June 5, 2014, between the Company and Stephen N. Cannon (3)
4.7	Securities Purchase Agreement, dated June 8, 2014, between the Company and DeTiger Holdings Limited (3)
4.8	Unit Purchase Agreement, dated August 26, 2014, between the Registrant and DeTiger Holdings Limited (3)
4.9	Unit Purchase Agreement, dated August 26, 2014, between the Registrant and EarlyBirdCapital, Inc. (3)
4.10	Registration Rights Agreement, dated September 30, 2014, between the Company and security holders (2)
4.11	Form of Indemnity Agreement (4)
4.12	Sponsor Warrants Purchase Agreement, dated September 22, 2014, between the Registrant and sponsor (5)
4.13	Share Exchange Agreement, dated as of January 11, 2016, by and among DT Asia Investments Limited, DeTiger Holdings Limited, in the capacity as the DT Representative thereunder, Adrie Global Holdings Limited, the shareholders of Adrie Global Holdings Limited, and Jingping Li, in the capacity as the Seller Representative thereunder (6)
4.14	Amended and Restated Convertible Promissory Note, dated June 14, 2016 (8)
4.15	Registration Rights Agreement, dated as of July 6, 2016, by and among DT Asia Investments Limited, DeTiger Holdings Limited, in the capacity as the DT Representative and shareholders of Adrie Global Holdings Limited (9)
4.16	Lock-Up Agreement, dated as of July 6, 2016, by and among DT Asia Investments Limited, DeTiger Holdings Limited, in the capacity as the DT Representative and shareholders of Adrie Global Holdings Limited named as Investors therein (9)
4.17	Escrow Agreement, dated as of July 6, 2016, by and among DT Asia Investment Limited, Jingping Li, in the capacity as the Seller Representative, and Continental Stock Transfer & Trust Company as escrow agent (9)
4.18*	Zhigang Liu Employment Agreement, dated November 20, 2019
4.19	English Translation of Lihua Shen Employment Agreement, dated January 17, 2020 (10)
4.20	Letter Agreement, dated April 6, 2018 by and between FT Global Capital, Inc. and China Lending Corporation (11)
4.21	Form of Securities Purchase Agreement, dated July 6, 2018 (11)
4.22	Form of Warrant (11)
4.23*	English Translation of Capital Contribution Agreement by and among Roan, Lixin Financial Holdings Group, et al
4.24*	English Translation of Share Purchase Agreement dated June 13, 2019 among China Lending Corporation and Lixin Financial Holdings Group, et al.
4.25*	English Translation of Framework Agreement dated July 31, 2019 among China Lending Corporation and Zhejiang Zhongfeng Investment Management Co., Ltd, et al.

Exhibit No.	Description
4.26*	English Translation of Supplemental Agreement to Share Purchase Agreement dated August 23, 2019, among China Lending Corporation and Lixin Financial Holdings Group, et al
4.27*	English Translation of Supplemental Agreement to Framework Agreement dated November 20, 2019 with Zhejiang Zhongfeng Investment Management Co., Ltd.
4.28*	English Translation of Share Transfer and VIE Termination Agreement dated November 22, 2019
4.29*	English Translation of Supplemental Agreement to Share Transfer and VIE Termination Agreement dated January 18, 2020
4.30*	English Translation of Lease Agreement between Junrong Capital Holdings Limited and Lixin (Hangzhou) Asset Management Co., Ltd.
4.31*	English Translation of Lease Agreement between Hangzhou Yuhuangshannan Fund Town Management Committee and Zhejiang Lixin Enterprise Management Group Co., Ltd., dated July 3, 2018
4.32*	English Translation of Lease between Zhejiang Fengfan Electrical Accessories Co., Ltd. and Zhejiang Jing yu xin Financing Guarantee Co., Ltd., dated April 7, 2020
4.33*	English Translation of Lease Agreement between Junrong Capital Holdings Limited and Zhiyuan Factoring (Guangzhou) Co., Ltd.
4.34*	English Translation of Guangzhou City Lease Contract between Guangdong Letian Creative Investment Co., Ltd. and Zhiyuan Factoring (Guangzhou) Co., Ltd., dated June 21, 2019
4.35*	English Translation of Lease Contract between Yajuan Zhu and Zhejiang Jing Yu Xin Financing Guarantee Co., Ltd.,
8.1*	List of Subsidiaries
12.1*	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a)
12.2*	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a)
13.1*	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.1*	Press release dated June 26, 2020 titled “Roan Holdings Group Co., Ltd. Reports Full Year 2019 Financial Results”
101.INS*	XBRL Instance Document.
101.SCH*	XBRL Taxonomy Extension Schema Document.
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Filed herewith

(1)	Incorporated by reference to the Company’s Form 6-K, file with the SEC on January 22, 2020.

(2)	Incorporated by reference to the Company’s Form 8-K, filed with the SEC on October 6, 2014.

(3)	Incorporated by reference to the Company’s Form S-1/A, filed with the SEC on August 27, 2014.

(4)	Incorporated by reference to the Company’s Form S-1/A, filed with the SEC on September 11, 2014.

(5)	Incorporated by reference to the Company’s Form S-1/A, filed with the SEC on September 23, 2014.

(6)	Incorporated by reference to the Company’s Form 8-K, filed with the SEC January 13, 2016.

(7)	Incorporated by reference to the Company’s Form 8-K, filed with the SEC on April 5, 2016.

(8)	Incorporated by reference to the Company’s Form 8-K, filed with the SEC on June 14, 2016.

(9)	Incorporated by reference to the Company’s Form 8-K, filed with the SEC on July 11, 2016.

(10)	Incorporated by reference to the Company’s Form 6-K, filed with the SEC on January 17, 2020.

(11)	Incorporated by reference to the Company’s 6-K, filed with the SEC on July 6, 2018.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ROAN HOLDINGS GROUP CO., LTD.

Date: June 26, 2020	By:	/s/ Zhigang Liu
	Name:	Zhigang Liu
	Title:	Chief Executive Officer and Chairman

Pursuant to the requirements of the Securities Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities on the dates indicated. Each person whose signature appears below hereby authorizes Zhigang Liu as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him or her and in his or her name, place and stead, in any and all capacities to sign any and all amendments to this report, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission.

Name	Position	Date

/s/ Zhigang Liu	Chief Executive Officer	June 26, 2020
Zhigang Liu	(Principal Executive Officer)

/s/ Lihua Shen	Chief Financial Officer	June 26, 2020
Lihua Shen	(Principal Financial Officer and Principal Accounting Officer)

/s/ Shuangping Feng	Director	June 26, 2020
Shuangping Feng

/s/ Yiguo Xu	Director	June 26, 2020
Yiguo Xu

/s/ Jianfeng Yin	Director	June 26, 2020
Jianfeng Yin

/s/ John Chen	Director	June 26, 2020
John Chen