Form 20-F
period 2020-12-31
Roan Holdings Group Co., Ltd.
filed 2021-05-17
CIK 1611852

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Junfeng Wang, Chief Executive Officer

Telephone: +86-571-8662-1775

Email: Junfeng.Wang@roanholdingsgroup.com

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

The audited financial statements for the years ended December 31, 2020, 2019 and 2018 in this Annual Report have been prepared in accordance with accounting principles generally accepted in the United States, or “U.S. GAAP.”

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

[RESERVED]

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

Risks Factors Relating to the Company’s Business and Operations

COVID-19 pandemic has had an adverse effect on our business, and public health epidemics such as COVID-19 could adversely impact our future operating results.

The COVID-19 pandemic has negatively impacted the global economy, disrupted business operations of various industries, and created significant volatility and disruption of financial markets. In compliance with the government mandates, our offices closed and our operations temporarily halted in the spring 2020. During the closure, employees had only limited access to our facilities and delayed our project timeline, which affected our operating results and financial condition. While the spread of the disease has gradually been controlled in China, COVID-19 could adversely affect our business and financial results in 2021 if any virus resurges cause significant disruptions to our operations or the business of our customers, logistics and service providers, and negative impact to the pricing of our products. We cannot predict the severity and duration of the impact from such resurgence, if any.

COVID-19 or any new pandemics could have an adverse effect on our future business and financial performance. If any new outbreak of COVID-19 is not effectively and timely controlled, or if government responses to outbreaks or potential outbreaks are severe or long-lasting, our business operations and financial condition may be materially and adversely affected as a result of the deteriorating market outlook, the slowdown in regional and national economic growth, weakened liquidity and financial condition of our customers or other factors that we cannot foresee. Any of these factors and other factors beyond our control could have an adverse effect on the overall business environment, cause uncertainties in the regions where we conduct business, and could materially and adversely impact our business, financial condition and results of operations.

The Company has had substantial changes in its business models and we cannot guarantee our future results of operations

Since 2019, we have had substantial changes with our organizational structure and business models, including the completion of Lixin Acquisition in December 2019 as discussed elsewhere in this report and disposition of Feng Hui Ding Xin (Beijing) Financial Consulting Co., Limited and its direct loan business in September 2020. In addition, we have substantially expanded our health management and other health related services. As we have limited operating history in the business lines in which we are currently operating, it is difficult to evaluate our prospects, and we may not have sufficient experience in managing the changes and addressing the risks to which companies operating in new and rapidly evolving markets such as the financial guarantee, insurance, and health industries may be exposed. The Company will continue to encounter risks and difficulties that companies at a similar stage of development frequently experience, including the potential failure to:

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

In general we have a limited operating history. For example, the income from Zhiyuan Commercial Factoring (Guangzhou) Co., Limited (“Zhiyuan”) and Hangzhou Zeshi Investment Partners (“Zeshi”) constituted the majority of the revenue of the Company in fiscal 2020. However, they were incorporated at the end of 2018 and have a limited operating history. Their results of operations in prior years may not be indicative of future performance.

Yifu Health Industry (Ningbo) Co., Ltd., formerly Ningbo Ding Tai Financial Leasing Co., Limited, was formed in December 2016 but only commenced its health industry operations in 2020. While Zeshi’s business was launched in 2019, Zeshi (Hangzhou) Health Management Co., Ltd. (“Zeshi Health”) and Nibo Zeshi Insurance Technology Co., Ltd. (“Zeshi Insurance”) only began their operations in 2020.

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

We believe that the financial industry is an emerging market in China. We may face growing competition in the financial industry, and the Company believes that financial industry is becoming more competitive as this industry matures and begins to consolidate. The Company will compete with other financial companies and some cash-rich state-owned companies or individuals that provide financial services to MSMEs. Some of these competitors have larger and more established customer bases and substantially greater financial, marketing and other resources than we have. As a result, the Company could lose market share and its revenues could decline, thereby adversely affecting our earnings and potential for growth.

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

The application of the M&A Rules with respect to the Company’s corporate structure remains unclear, with no current consensus existing among leading PRC law firms regarding the scope and applicability of the M&A Rules. We believe that the MOFCOM and CSRC approvals under the M&A Rules were not required in the context of the Business Combination and the Lixin Acquisition because we did not acquire Feng Hui’s equity or assets and Jing Kai and Ding Xin and Lixin Group were already foreign owned. However, we cannot be certain that the relevant PRC government agencies, including the CSRC and MOFCOM, would reach the same conclusion, and we cannot be certain that MOFCOM or the CSRC will not deem that the Business Combination or the Lixin Acquisition circumvented the M&A Rules, and other rules and notices, or that prior MOFCOM or CSRC approval was required for overseas financing.

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

SAFE promulgated the Notice of SAFE on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment, or SAFE Circular 13, on February 13, 2015, which was effective on June 1, 2015. SAFE Circular 13 cancels two administrative approval items which are foreign exchange registration under domestic direct investment and foreign exchange registration under overseas direct investment. Instead, banks shall directly examine and handle foreign exchange registration under domestic direct investment and foreign exchange registration under overseas direct investment, and SAFE and its branch shall indirectly regulate the foreign exchange registration of direct investment through banks.

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

Numerous regulatory authorities of the central PRC government, provincial and local authorities are empowered to issue and implement regulations governing various aspects of the financial industry. Each of our subsidiaries may be required to obtain and maintain certain assets relevant to its business as well as applicable licenses or approvals from different regulatory authorities in order to provide its current services. These registered capitals, licenses and approvals will be essential to the operation of the Company’s business. If any of our subsidiaries fails to obtain or maintain any of the required registered capital, licenses or approvals for its business, it may be subject to various penalties, such as confiscation of illegal net revenue, fines and the discontinuation or restriction of its operations. Any such disruption in its business operations could materially and adversely affect our business, financial condition and results of operations.

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

We are required to establish and maintain internal controls over financial reporting and disclosure controls and procedures and to comply with other requirements of the Sarbanes-Oxley Act and the rules promulgated by the Securities and Exchange Commission (the “SEC”). At present, we have instituted internal controls, but, we are in the process of correcting certain material weaknesses in our internal controls. Our management cannot guarantee that our internal controls and disclosure controls and procedures will prevent all possible errors. Because of the inherent limitations in all control systems, no system of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the possibility that judgments in decision-making can be faulty and subject to simple error or mistake. Furthermore, controls can be circumvented by individual acts of some persons, by collusion of two or more persons, or by management override of the controls. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, a control may become inadequate because of changes in conditions or the degree of compliance with policies or procedures may deteriorate. Because of inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.

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

The Company’s charter permits the Board by resolution to amend the charter including designating rights, preferences, designations and limitations attaching to the preferred shares as they determine in their discretion, without shareholder approval with respect the terms or the issuance. When issued, the rights, preferences, designations and limitations of the preferred shares are set by the Board and can operate to the disadvantage of the outstanding ordinary shares the holders of which would not have any pre-emption rights in respect of such an issue of preferred shares. Such terms could include, among others, preferences as to dividends and distributions on liquidation, or can be used to prevent possible corporate takeovers.

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

All of the Company’s operations are entirely conducted in the PRC. Although the PRC economy has grown in recent years, the pace of growth has slowed, and even that rate of growth may not continue. The annual rate of growth in the PRC declined from 7.3% in 2014 to 6.9% in 2015 to 6.7% in 2016, to 6.9% in 2017, to 6.6% in 2018, and to 6.1% in 2019. Due to the COVID-19, China’s economic growth rate in 2020 has slowed to 2.3%, its lowest since 1990. A slowdown in overall economic growth, an economic downturn or recession or other adverse economic developments in the PRC may materially reduce the demand for the Company’s services and may have a materially adverse effect on its business.

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

Under the Enterprise Income Tax Law and its implementation regulations issued by the State Council of the PRC, a 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Similarly, any gain realized on the transfer of shares by such investors is also subject to PRC tax at a current rate of 10%, subject to any reduction or exemption set forth in relevant tax treaties, if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our shares, and any gain realized from the transfer of our shares, would be treated as income derived from sources within the PRC and would as a result be subject to PRC taxation. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer shares by such investors may be subject to PRC tax at a current rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties. It is unclear whether we or any of our subsidiaries established outside of China are considered a PRC resident enterprise, holders of shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. If dividends payable to our non-PRC investors or gains from the transfer of our shares by such investors are subject to PRC tax, the value of your investment in our shares may decline significantly.

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

There are uncertainties under the PRC laws relating to the procedures for U.S. regulators to investigate and collect evidence from companies located in the PRC.

Shareholder claims that are common in the U.S., including securities law class actions and fraud claims, among other matters, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States have not been efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law, which became effective in March 2020, or Article 177, the securities regulatory authority of the State Council may collaborate with securities regulatory authorities of other countries or regions in order to monitor and oversee cross border securities activities. Article 177 further provides that overseas securities regulatory authorities are not permitted to carry out investigation and evidence collection directly within the territory of the PRC, and that any Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities to overseas agencies without prior consent of the securities regulatory authority of the State Council and the competent departments of the State Council.

Our principal business operations are conducted in the PRC. In the event that any U.S. regulators carry out investigations with respect to our business and need to conduct investigation or collect evidence within the territory of the PRC, the U.S. regulators may not be able to carry out such investigation or evidence collection directly in the PRC under the PRC laws. U.S. regulators may consider cross-border cooperation with securities regulatory authority of the PRC by way of judicial assistance, diplomatic channels or regulatory cooperation mechanism established with the securities regulatory authority of the PRC. However, there can be no assurance that the U.S. regulators could succeed in establishing such cross-border cooperation in a specific case or could establish the cooperation in a timely manner. If U.S. regulators are unable to conduct such investigations, they may determine to suspend the quotation of our securities on the OTC markets or choose to suspend or de-register our SEC registration.

Newly enacted Holding Foreign Companies Accountable Act, recent regulatory actions taken by the SEC and the Public Company Accounting Oversight Board, or the PCAOB, and proposed rule changes submitted by U.S. stock exchanges calling for additional and more stringent criteria to be applied to China-based public companies could add uncertainties to our capital raising activities and compliance costs.

In April 2020, the SEC then-Chairman, Jay Clayton, and PCAOB Chairman, William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

In May 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act (“HFCAA” or the “Act”) requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange.

In August 2020, the President’s Working Group on Financial Markets (“PWG”) issued a Report on Protecting United States Investors from Significant Risks from Chinese Companies. The Report made five recommendations designed to address risks to investors in U.S. financial markets posed by the Chinese government’s failure to allow audit firms that are registered with the PCAOB to comply with U.S. securities laws and investor protection requirements. Among the recommendations was advice to enhance the listing standards of U.S. exchanges to require, as a condition of initial and continued exchange listing, PCAOB access to main auditor work papers either directly or through co-audits.

On December 2, 2020, the U.S. House of Representatives passed the HFCAA. On December 18, the HFCAA was signed into law. Among other things, the HFCAA amends the Sarbanes-Oxley Act of 2002 to require the SEC to prohibit the securities of foreign companies from being traded on U.S. securities markets, if the company retains a foreign accounting firm that cannot be inspected or investigated completely by the PCAOB for three consecutive years, beginning in 2021. The Act also requires foreign companies to make certain disclosures about their ownership by governmental entities.

On March 24, 2021, the SEC adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the HFCA Act. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Form 20-F and other forms with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in a company’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant.

The lack of access to the audit work paper or other inspections prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of those accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections.

Our independent registered public accounting firm that issued the audit report for our financial statements for 2020, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is based on the U.S. and has been inspected by the PCAOB on a regular basis. However, the recent U.S. legislative and regulatory developments as related to PRC companies listing or seeking to list stock on U.S. exchanges would add uncertainties to the trading and price volatility of our common shares. We cannot be certain whether SEC or other U.S. regulatory authorities would apply additional and more stringent criteria to Chinese issuers including us as related to the audit of our financial statements.

Additional factors outside of our control related to doing business in China could negatively affect our business.

Additional factors that could negatively affect our business include a potential significant revaluation of the Renminbi, which may result in an increase in the cost of commodity or products in the PRC supply chain industry, labor shortages and increases in labor costs in China as well as difficulties in moving products manufactured in China out of the country, whether due to infrastructure inadequacy, labor disputes, slowdowns, PRC regulations and/or other factors. Prolonged disputes or slowdowns can negatively impact both the time and cost of goods. Natural disasters or health pandemics impacting China can also have a significant negative impact on our business. Further, the imposition of trade sanctions or other regulations against products supplied or sold in the supply chain industry transactions for which we provide solutions or the loss of “normal trade relations” status with China could significantly affect our operating results and harm our business.

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

Fortis Health Industrial Group Limited (富通健康产业集团有限公司) (“Fortis Health” or “FHIG”) was established on December 30, 2019 under the laws of Hong Kong. It is an indirect wholly owned subsidiary of Adrie. It is a holding company and conducts business through its direct and indirect subsidiaries.

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

Yifu Health Industry (Ningbo) Co., Ltd. （怡福健康产业（宁波）有限公司）(“Yi Fu”) is a wholly-owned subsidiary of Roan HK and is engaged in healthcare related professional services business. Prior to August 7, 2020, Yi Fu conducted financial leasing business under its prior corporate name of Ningbo Ding Tai Financial Leasing Co., Ltd. (宁波鼎泰融资租赁有限公司) (“Ding Tai”). Ding Tai was established in December 19, 2016 under the laws of the PRC for the purpose of engaging in financial leasing business.

Hangzhou Zeshi Investment Partnership (Limited Partnership) (杭州泽时投资合伙企业(有限合伙)) (“Hangzhou Zeshi”) was formed on November 29, 2018 under the laws of the PRC. It is a limited partnership with 98.04% of its interest owned by Yi Fu, its general partner, and the remaining 1.96% is owned by Zeshi Insurance. It is primarily engaged in asset management business.

Through Zeshi, we provide new supply chain financing services, including a business factoring program, financing products design, related corporate financing solutions, investments and asset management, as part of our restructuring plan implemented in 2019.

Ningbo Zeshi Insurance Technology Co., Ltd. (宁波泽时保险科技有限公司) (“Zeshi Insurance”) was incorporated on February 28, 2020 under the laws of the PRC. Yi Fu owns 99% of Zeshi Insurance equity interest with the remaining 1% owned by Hangzhou Zeshi. Its principal business is providing insurance technology services and related services.

Zeshi (Hangzhou) Health Management Co., Ltd. (泽时(杭州)健康管理有限公司) (“Zeshi Health”) was incorporated on March 3, 2020 under the laws of the PRC. Hangzhou Zeshi and Yi Fu own 99% and 1%, respectively, of its interest. Zeshi Health provides services in health management, health big data management and blockchain technology-based health information management.

Dispositions of Feng Hui Ding Xin (Beijing) Financial Consulting Co., Limited and subsidiaries

Prior to September 30, 2020, Feng Hui Ding Xin (Beijing) Financial Consulting Co., Limited (“Ding Xin”) was a wholly-owned subsidiary of Roan HK licensed to provide financial advisory services, and its Urumqi branch office primarily provided financial services to third-party direct lending companies in Xingjiang. Zhiyuan Commercial Factoring (Guangzhou) Co., Limited (“Zhiyuan”) was a 99%-owned subsidiary of Ding Xin which had engaged in business factoring program, financing products design, related corporate financing solutions, investments and asset management.

On September 30, 2020, Roan HK entered into an agreement (the “Agreement”) with Urumqi Fengxunhui Management Consulting Co.,Ltd. ( “Fengxunhui” or the “Purchaser”), pursuant to which Roan HK transferred 100% of the equity of Ding Xin, including Ding Xin’s interests in its Urumqi branch office and Zhiyuan, in exchange for a total consideration of approximately $15,326 (RMB 100,000). As of the date of this report, the purchase price has not been paid and is expect to be paid in fiscal year 2021. As a result of the disposition, the Company no longer conducted financial advisory and other related financial services.

Xinjiang Xin Quan Financial Leasing Co., Ltd. (“Xin Quan”) was a 60%-owned subsidiary of Roan HK engaged in financial leasing service before its dissolution on April 28, 2021. During the 2020 fiscal year, Xin Quan ceased its operations.

Lixin Financial Holdings Group Limited and Subsidiaries

Lixin Financial Holdings Group Limited (“Lixin Cayman”) was established on October 25, 2017 under the laws of the Cayman Islands as an exempt company. It is a holding company and does not have substantial operations. It conducts its business through its direct and indirect subsidiaries.

In January 2019, the Company acquired 1% of the equity interest in Zhejiang Lixin (defined below) for RMB 2,858,600. On June 14, 2019, the Company entered into a Share Purchase Agreement (the “SPA”) with Lixin Cayman and certain shareholders of Lixin Cayman to acquire a controlling interest in Lixin Cayman. Pursuant to the SPA, the Company acquired a 65.0177% interest in Lixin Cayman from its selling shareholders in exchange for ordinary shares of the Company to be issued to the selling shareholders for a total value of RMB 276.00 million (later adjusted to $31.09 million (RMB 217.88 million) (“Lixin Acquisition”).  On August 23, 2019, the parties entered into a supplementary agreement to amend the form of payment of the purchase price. Pursuant to the supplementary agreement, Lixin shareholders agreed to receive non-voting preferred shares that will have the right to be converted into common shares after two years from the closing date of the acquisition. The transaction was closed on December 20, 2019 upon the Company’s issuance of 291,795,150 Class B convertible preferred shares to the selling shareholders. These convertible preferred shares are embedded with liquidation preference and dividend preference but with no voting rights. Following the second anniversary of the closing date, preferred shares may be convertible to the equal number of ordinary shares or can be redeemed at a conversion price calculated at the average closing price per share for ninety consecutive trading days before the conversion date.

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

Zhejiang Lixin Enterprise Management Holding Group Co., Ltd. (浙江励信企业管理集团有限公司) (“Zhejiang Lixin”) was incorporated on July 3, 2015 under the laws of the PRC. Lixin HK owns 99% of Zhejiang Lixin equity interest and FIHG owns the remaining 1%. Following its reorganization completed in 2018, it became the controlling shareholder of Zhejiang Jingyuxin (discussed below). It is a financial service company providing comprehensive financial solutions and services including guarantee services and related assessment and management services.

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

Our Business

We are a financial, insurance and healthcare related solutions company serving individuals and micro-, small- and medium-sized enterprises (“MSMEs”) in China. We also provide health management, asset management, insurance services, healthcare and consumer financing services to the employees of large institutions.

Our business has experienced substantial changes in the recent years. Following our business combination with Adrie, the original China Lending Group was a PRC-based group of companies specializing in providing loan facilities to MSMEs and sole proprietors in Xinjiang. Since 2018, we have adjusted our business models and substantially reduced direct loan business starting in 2018 and didn’t renew any pre-existing loans in 2019. In September 2020, we disposed of direct lending business from the company.

For the year ended December 31, 2020, the Company conducted management and assessment services, financial guarantee and financial consulting business. After the Lixin Acquisition closed in December 2019, our customers were MSMEs and individual proprietors located in Zhejiang Province and Guangdong Province. Those customers were involved in the commerce and service, real estate, technology promotion and application services, construction, finance, wholesale and retail and other industries.

As of December 31, 2020, the Company had cash balance of $4,932,048 and a positive working capital of $48,670,165. In addition to the cash balance, the working capital was mainly comprised of restricted cash of $25,875,556, accounts receivable of $6,939,352, loan receivable due from third parties of $17,670,652 and other receivables of 3,545,753. The balances of these assets are expected to be repaid on maturity dates and will also be used for working capital.

COVID-19 Impact Update

In December 2019, a novel strain of coronavirus (COVID-19) was first identified in China and has since spread rapidly globally. The outbreak of COVID-19 has resulted in quarantines, travel restrictions, and the temporary closure of offices and business facilities globally. In March 2020, the World Health Organization declared the COVID-19 a pandemic. In 2020, COVID-19 had a material impact on our business, financial condition, and results of operations, including, but not limited to, the following:

●	We temporally closed our offices from late January to March 2020, as required by relevant PRC regulatory authorities. Our offices were subsequently reopened pursuant to local guidelines. In the first half of 2020, the pandemic caused disruptions in our operations, which resulted in delays in our services to certain of our customers.

●	Our customers were negatively impacted by the pandemic, which reduced the demand for our services. As a result, our revenue and income were negatively impacted in the first half of 2020.

After the second quarter of 2020, the COVID outbreak in China has gradually been controlled. Our business has also returned to normal operations, although management assessed that our results of operations had been negatively impacted for the year. COVID-19 could adversely affect our business and results of operations in 2021 if any COVID resurgence causes significant disruptions to our operations or the business of our customers, logistics and service providers. If any new outbreak of COVID-19 is not effectively and timely controlled, or if government responses to outbreaks or potential outbreaks are severe or long-lasting, our business operations and financial condition may be materially and adversely affected as a result of the deteriorating market outlook, the slowdown in regional and national economic growth, weakened liquidity and financial condition of our customers or other factors that we cannot foresee.

Our Major Services

1. Asset management & financing facilitation and factoring services -Adrie Subsidiaries

In 2020, Zeshi and Zhiyuan (prior to September 30, 2020), subsidiaries of Adrie provided the following management and assessment services and factoring business:

1)	Asset management services focused on providing account receivable collection plans, debt collection, due diligence investigation for guaranty, litigation mitigation, and asset preservation and management consultation.

Among the asset management services, Zeshi provided debt collection consulting services to factoring companies. It assists customers in recovering outstanding debts from their debtors for the payment they made on behalf of the debtors pursuant to the factoring agreements. It recognizes revenues in stages after fulfilling contractual obligations.

2)	Financing related services focus on financing plan design and consultation, supply chain transaction participant selection consultation, and financing project due diligence.

3)	Factoring business focuses on financing invoices from businesses that have cash flow problems due to slow-paying customers. The client gets immediate funds for the receivable from us. We hold the invoice and make certain profit when the invoice is paid by the clients’ customers. In this process, we also provide related services such as assessing the buyers’ credit risks.

During the year ended December 31, 2020, Zhiyuan generated interest income from factoring business of $nil and Zeshi generated asset management and assessment service income of $nil.

Affected by COVID-19 pandemic in 2020, our services provided for factoring customers were delayed and some onsite visits were cancelled. Most of our customers took a cautious and measured approach in their financing decisions and as a result, there were fewer new business generated by our financing and factoring services subsidiaries. Meanwhile, the Company evaluated the impacts of COVID-19 of customers and decided to further control and reduced the operating risk.

2. Guarantee and consulting services-Lixin Cayman Subsidiaries

(1) Guarantee services: financial and non-financial

These services are mainly conducted by Zhejiang Jingyuxin. Zhejiang Jingyuxin received the commissions from guarantee services either in full at inception or in instalments during the guarantee period. Its guarantee services are divided into financial guarantee and non-financial guarantee. There were $22,969 non-financial guarantee revenues contributed by Lixin Cayman subsidiaries in 2020.

Financial guarantee service contracts provide guarantees which protect the holder of a debt obligation against default in the financing process. Pursuant to such guarantee, the Company makes payments if the obligor responsible for making payments fails to do so as scheduled. The contract amounts reflect the extent of involvement Zhejiang Jingyuxin has in the guarantee transaction and also represent the Company’s maximum exposure to credit loss in its guarantee business.

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

b. Consulting services relating to debt collection

For the year ended December 31, 2020, Lixin Cayman subsidiaries also provided consulting services relating to debt collection with certain factoring companies. The debt collection services involved commitments of 1) assisting the customers to obtain court judgments on outstanding debt, and the Company recognized revenue over period towards completion of the performance by using input method based on the staff cost incurred, and 2) assisting the customers to receive repayment on outstanding debt, the Company recognized revenues upon collection of outstanding debts. The transaction price is allocated to each performance obligation based on the relative standalone selling prices of the services being provided to the customer.

In fiscal year 2020, our consulting services, especially deb collection related operations, were affected by the pandemic. As a result of the quarantines, office closings and travel restrictions, asset auctions and the enforcement process presided by the courts, asset valuations by valuation companies, and debt collections were disrupted and delayed for some of our customers. Our services to those customers and operating results were adversely impacted by the pandemic related delays.

The company will continuously develop management & assessment services and factoring business in 2021. Subsidiaries of both Adrie and Lixin Cayman cooperate closely to expand business territories, share business resources of each other and strengthen the Company’s competitiveness.

3. Health management, health insurance and other health related services

In line with our 2020 innovative insurance service and healthcare program growth strategy, in 2020 we began and expanded the provision of health management, innovation insurance, healthcare and consumer financing services to the employees of large institutions.

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

In July 2020, we changed the principal business operations of Ningbo Ding Tai Financial Leasing Co., Ltd. in order to expand and enhance our services in the health industry in Zhejiang Province and renamed it Yifu Health Industry (Ningbo) Co., Ltd.

In 2020, our healthcare services programs were affected by COVID-19 pandemic. We had initially planned to officially launch our newborn deformity diagnosis and treatment insurance project at the end of 2020 or early 2021. Due to an unexpected new COVID outbreak in Hebei province in early 2021, our project was temporarily suspended. We expect the project to resume in the summer of 2021.

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

●	In October 2020, the Prenatal and Postnatal One-Stop Health Project for the Prevention and Treatment of Congenital Heart Disease was officially launched in Hebei. Roan participated in the launching ceremony as a founder and a partner of the “Healthy China - Women and Children Health Care Special Charity Fund.”

●	In October 2020, Zeshi Health and Ping An Health Insurance Co., Ltd. Beijing Branch signed the Group Health Insurance Entrusted Management Agreement to further expand and enhance the Company’s health related services platform and products

●	In November 2020, Zeshi Health signed a cooperation agreement with China Pacific Insurance Co., Ltd. Beijing Branch and Beijing Dingli Insurance Brokers Co., Ltd. to jointly develop health insurance products and markets for fetal and neonatal congenital heart diseases, middle-aged and older adult cardiovascular and cerebrovascular diseases, stroke and other diseases.

●	In January 2021, Zeshi Health and Sunshine Property Insurance Co., Ltd. signed a Strategic Cooperation Agreement in the project development and customer service cooperation in the newborn deformity insurance and related areas (hereinafter referred to as “deformity insurance”).

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

d. We start from Zhejiang Province.

Zhejiang Province is the frontline of internet development in China and an economically active area. It has a relatively stable market of internet healthcare. We are based in Hangzhou, the capital city of Zhejiang and are developing the new business in Zhejiang. We plan to promote the our successful experience in Zhejiang to Beijing, Tianjin, Hebei Province, Ningxia Province, Guizhou Province and Xinjiang and other regions, cooperate with our clients, industry organizations and partners and facilitate the deep infusion of insurance, medical healthcare and artificial intelligence.

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

3. Contingent liabilities with a single amount exceeding 20% of net assets;

4. Major loss or liability for compensation exceeding 10% of net assets;

5. Major pending litigation and Arbitration.

7	Regulations on the Supervision and Administration of Medical Devices

Article 29. To engage in medical device business activities, there should be business premises and storage conditions commensurate with the business scale and scope, and a quality management system and personnel.

Article 30. For Class II medical device business, the business enterprise shall file with the food and drug regulatory department of the municipal people’s government at the districted level and submit the certification materials that it meets the conditions specified in Article 29 of these regulations.

Article 32. When purchasing medical devices, the medical device business enterprises and users shall check the qualification of suppliers and the qualification certificates of medical devices, and establish a record system for purchase inspection. The enterprises engaged in wholesale business of class II and class III medical devices and retail business of class III medical devices shall also establish a sales record system. The record items include: (1) name, model, specification and quantity of medical devices, (2) the production batch number, validity period and sales date of medical devices, (3) the name of the production enterprise, (4) the name, address and contact information of the supplier or the buyer, (5) relevant license document number, etc. Purchase inspection records and sales records shall be true and shall be kept within the time limit specified by the Food and Drug administration under the State Council. The State encourages the use of advanced technical means for recording.

Article 33. The transportation and storage of medical devices shall meet the requirements of the instructions and labels of medical devices. If there are special requirements for temperature, humidity and other environmental conditions, corresponding measures shall be taken to ensure the safety and effectiveness of medical devices.

Article 40. The medical device business enterprises and users shall not operate or use medical devices that have not been registered in accordance with the law, have no qualification certificates, and have expired, invalid or eliminated.

Article 45 The medical device advertisements shall be true and legal, and shall not contain false, exaggerated or misleading contents.

The medical device advertisement shall be examined and approved by the Food and Drug Administration Department of the People's Government of the province, autonomous region or municipality directly under the central government where the medical device manufacturer or the imported medical device agent is located and the approval document for the medical device advertisement shall be obtained. When the advertisement publisher publishes advertisement for medical device, it shall check the approval document and its authenticity in advance. It shall not publish advertisement for medical device that has not been approved, the authenticity of the approval document has not been verified, or the content of the advertisement is inconsistent with the approval document. The Food and Drug Administration Departments of the People's Governments of provinces, autonomous regions and municipalities directly under the central government shall publish and timely update the approved medical device advertisement catalogue and the approved advertisement content.

The Food and Drug Administration Department of the People's Government at or above the provincial level shall order to suspend the production, sale, import and use of medical devices, and shall not publish advertisements involving the medical devices during the period of suspension.

The measures for the examination of medical device advertisements shall be formulated by the Food and Drug Administration Department of the State Council and Administration Department for Industry and Commerce of the State Council.

Article 47. Medical device manufacturers and users shall monitor the adverse events of the medical devices they produce, operate or use. If any adverse event or suspicious adverse event of medical devices is found, it shall be reported to the technical institution for monitoring adverse events of medical devices in accordance with the provisions of the Food and Drug Administration Department of the State Council.

Article 63. Under any of the following circumstances, the Food and Drug Administration Department of the People's Government at or above the county level shall confiscate the illegal income, the medical devices illegally produced and operated, and the tools, equipment, raw materials and other goods used for illegal production and operation. If the value of medical devices illegally produced and operated is less than RMB 10,000, a fine of not less than RMB 50,000 but not more than RMB 100,000 shall be imposed. If the value of the goods is more than 10,000 yuan, a fine of not less than 10 times but not more than 20 times the value of the goods shall be imposed. If the circumstances are serious, the medical device license applications submitted by relevant responsible persons and enterprises will not be accepted within 5 years: (1) Producing or operating class II or class III medical devices without medical device registration certificate, (2) Engaging in the production of class II or class III medical devices without permission, and (3) Engaging in the business activities of class III medical devices without permission. In case of serious circumstances mentioned in the first item of the preceding paragraph, the original license issuing department shall revoke the medical device production license or the medical device operation license.

Article 65 If the record is not filed in accordance with these regulations, the Food and Drug Administration Department of the People's Government at or above the county level shall request the enterprise to make corrections within a time limit. If the enterprise fails to make corrections within the time limit, it shall announce to the public that the enterprise name and product name that has not been field on record, and the enterprise may be fined less than RMB 10,000.

If false information is provided during the filing, the Food and Drug Administration Department of the People's Government at or above the county level shall announce to the public that the enterprise name and product name. If the circumstances are serious, the person directly responsible shall not engage in the production and operation of medical devices within five years.

Article 66. Under any of the following circumstances, the Food and Drug Administration Department of the People's Government at or above the county level shall order the enterprise to make corrections and confiscate the medical devices illegally produced, operated and used. If the value of medical devices illegally produced and operated is less than RMB 10,000, a fine of not less than RMB 20,000 but not more than RMB 50,000 shall be imposed. If the value of the goods is more than RMB 10,000, a fine of not less than 5 times but not more than 10 times the value of the goods shall be imposed. If the circumstances are serious, it shall be ordered to suspend production until the original license issuing department revokes the registration certificate, production license and operation license of medical devices: (1) Producing, operating or using medical devices that do not meet the mandatory standards or the registered or filed product technical requirements; and (3) Operating or using medical devices without qualification certificate, expired, invalid or eliminated, or using medical devices not registered according to law.

Article 68. Under any of the following circumstances, the Food and Drug Administration Department and the Health and Family Planning Department of the People's Government at or above the county level shall order correction and give a warning according to their respective duties. The enterprise refuse to make corrections shall be fined not less than RMB 5,000 but not more than RMB 20,000. If the circumstances are serious, it shall be ordered to suspend production until the original license issuing department revokes the registration certificate, production license and operation license of medical devices: (3) The enterprise engaged in the wholesale business of the class II or class III of medical devices and the retail business of the class III medical devices fails to establish and implement the sales record system in accordance with the regulations.

Article 71. In violation of the regulations, the enterprise which published advertisements for medical devices without obtaining approval documents, verifying the authenticity of the approval documents in advance, or the contents were inconsistent with the approval documents, shall be punished by the Administration Department for Industry and Commerce in accordance with the relevant laws and administrative regulations on advertising management.

If the enterprise tampers with the approved advertising content of the medical device, the original license issuing department shall cancel the advertising approval document of the medical device, and the application for advertising approval shall not be accepted within two years.

If the enterprise publishes a false advertisement for medical devices, the Food and Drug Administration Department of the People's Government at or above the provincial level shall decide to suspend the sale of the medical devices and announce to the public. If the enterprise still sells the medical device, the Food and Drug Administration of the People's Government at or above the county level shall confiscate the medical device illegally sold and impose a fine of not less than RMB 20,000 but not more than RMB 50,000.

8	Measures for the Supervision and Administration of Medical Device Operation

Article 4. According to the risk degree of medical devices, the operation of medical devices is managed by classification. The operation of class I medical devices does not need making a license and filing. The operation of class II medical devices is subject to filing management, and the operation of class III medical devices is subject to licensing management.

Article 7. The enterprise engaging in the business of medical devices shall meet the following conditions: (1) it shall have a quality management organization or quality management personnel suitable for the business scope and scale. And the quality management personnel shall have relevant professional qualifications or professional titles recognized by the state. It shall have business and storage sites suitable for its business scope and scale. (2) It shall have business and storage place suitable for the business scope and scale. (3) It shall have the storage conditions suitable for the business scope and scale. If all the medical devices are entrusted to other medical device business enterprises for storage, the storage room may not be set up. (4) It shall have a quality management system suitable for the medical devices. (5) It shall have the ability of professional guidance, technical training and after-sales service corresponding to the medical devices operation, or agree to provide technical support by relevant institutions. The enterprise engaged in the operation of class III medical devices shall also have a computer information management system that meets the quality management requirements for the operation of medical devices, so as to ensure the traceability of products. Enterprises engaged in the operation of class I and class II medical devices are encouraged to establish computer information management systems that meet the quality management requirements of medical device business.

Article 8. For those engaged in the operation of class III medical devices, the enterprise shall apply to the Food and Drug Administration Department of the city divided into districts where it is located, and submit the following materials: (1) Copies of business license. (2) Copies of identification certificate, education or title certificate of legal representative, leading cadres and quality director. (3) Organization and department setting up description. (4) Description of Operation scope and Operation mode. (5) Copies of the geographical location map, plan and house property certificate or lease agreement (with the certificate of the property right of the house attached) of the business place and warehouse. (6) Catalogue of business facilities and equipment. (7) Catalogue of business quality management system, working procedures and other documents. (8) Introduction and function description of computer information management system. (9) Authorization certificate of the operator. and (10) Other supporting materials.

Article 12. The enterprises engaged in the business of class II medical devices shall file with the Food and Drug Administration Department of the city divided into districts where it is located, and fill in the business record form of class II medical devices. Meanwhile, it shall submit the materials specified in Article 8 of these measures (except item 8).

Article 23. If the enterprise name, legal representative, leading cadres, residence, business place, business mode, business scope, warehouse address and other record items change in the business record certificate of medical devices, the record shall be changed in time.

Article 30. Medical device business enterprises shall establish an operation and management system covering the whole process of quality management in accordance with the requirements of medical device operation quality management standards, and make relevant records to ensure that the operation conditions and operation behaviors continue to meet the requirements.

Article 31. The medical device business enterprise shall bear legal responsibility for the purchase and sale of medical devices undertaken by its offices or sales personnel in the name of the enterprise. Sales personnel of medical device business enterprises selling medical devices shall provide an authorization letter with the official seal of the enterprise. The authorization letter shall specify the type, region, and time limit for authorized sales, and indicate the ID number of the sales personnel.

Article 32. The medical device business enterprise shall establish and implement a record system for purchase inspection. The enterprise engaged in the wholesale business of the class II or class III of medical devices and the retail business of the class III medical devices shall establish the sales record system. Purchase inspection records and sales records shall be true, accurate and complete. For the enterprise engaged in the wholesale business of medical devices, its purchase, storage, and sales records shall meet the traceability requirements. The purchase inspection record and sales record shall be kept for 2 years after the validity period of medical devices. If there is no validity period, it shall not be less than 5 years. Purchase inspection records and sales records of implantable medical devices shall be kept permanently. Other medical device enterprises shall be encouraged to establish a sales record system.

Article 33. The medical device business enterprises shall purchase medical devices from qualified manufacturing enterprises or trading enterprises. The medical device business enterprise shall agree on the quality responsibility and after-sales service responsibility with the supplier to ensure the safe use of the medical device after-sales. The medical device business enterprise that has agreed with the supplier or the corresponding organization to be responsible for product installation, maintenance, and technical training services may not have a department for technical training and after-sales service, but shall have corresponding management personnel.

Article 34. The medical device business enterprise shall take effective measures to ensure that the transportation and storage of medical devices meet the requirements of medical device instructions or labels, and make corresponding records to ensure the quality and safety of medical devices. If the instructions and labels require low temperature and cold storage, it shall be transported and stored with low temperature and cold storage facilities and equipment in accordance with relevant regulations.

Article 35. If the medical device business enterprise entrusts other carriers to transport the medical devices, it shall conduct an assessment of the carrier’s quality assurance ability to transport medical devices, clarify the quality responsibility in the process of transportation, and ensure the quality and safety in the process of transportation.

Article 36. If the medical device business enterprise provides storage and distribution services for other medical device production and business enterprises, it shall sign a written agreement with the entrusting party to clarify the rights and obligations of both parties, It shall also have equipment and facilities suitable for the conditions and scale of product storage and distribution, and a computer information management platform and technical means to carry out real-time electronic data exchange with the entrusting party and realize the traceability of the whole process of product operation.

Article 37. The business enterprise engaged in wholesale business of medical devices shall sell them to qualified business enterprises or users.

Article 38. The medical device business enterprise shall be equipped with full-time or part-time personnel responsible for after-sales management. The quality problems of the customer complaints shall be identified. And it shall be take effective measures to deal with and feedback in time, and make records. If necessary, the supplier and medical device manufacturer shall be informed.

Article 53. Under any of the following circumstances, the Food and Drug Administration Department at or above the county level shall order the enterprise to make corrections within a time limit and give a warning. If the enterprise refuses to make corrections, it shall be fined not less than RMB 5,000 but not more than RMB 20,000: (1)The medical device business enterprise fails to change the registration items in accordance with the measures. (2) The medical device business enterprise sends sales personnel to sell medical devices, but fails to provide authorization letters in accordance with the requirements of the measures. (3) The class III medical device business enterprise fails to submit the annual self-inspection report to the Food and Drug Administration Department before the end of each year.

Article 54. Under any of the following circumstances, the Food and Drug Administration Department at or above the county level shall order the enterprise to make corrections. And the enterprise shall be fined not less than RMB 10,000 but not more than RMB 30,000: (1) The operating conditions of the medical device business enterprise have changed, no longer meet the requirements of the medical device business quality management standards, and the rectification has not been carried out in accordance with the provisions. (2) The medical device business enterprise changes the business site or warehouse address, expands the business scope or establishes the warehouse without authorization. (3) The business enterprise engaged in the wholesale business of medical devices sells product to an unqualified business enterprise or user. (4) The medical device business enterprise purchases medical devices from an unqualified production or business enterprise.

Article 55. If the enterprise engages in the business activities of medical devices without permission, or fails to renew the medical device operating license and continue to engage in medical device business after the expiry of the validity period, it shall be punished in accordance with Article 63 of the regulations on the supervision and administration of medical devices.

Article 58. If the enterprise fails to file or provides false information in accordance with the measures, it shall be punished in accordance with Article 65 of the regulations on the supervision and administration of medical devices.

Article 59. Under any of the following circumstances, the Food and Drug Administration Department at or above the county level shall order the enterprise to make corrections within a time limit, and punish the enterprise in accordance with Article 66 of the regulations on the supervision and administration of medical devices: (1) The enterprise operates medical devices that do not meet the mandatory standards or meet the technical requirements of the products registered or filed. (2) The enterprise operates medical devices that are qualified, expired, invalid or eliminated. (3) The enterprise still refuses to stop the operation of medical devices after being ordered to stop operation by the Food and Drug Administration Department.

Article 60. Under any of the following circumstances, the Food and Drug Administration Department at or above the county level shall order the enterprise to make corrections, and punish the enterprise in accordance with Article 67 of the regulations on the supervision and administration of medical devices: (1) The instructions and labels of the medical devices are not in conformity with the relevant provisions. (2) Failing to transport and store the medical device according to the requirements of the instructions and labels of the medical device.

Article 61. Under any of the following circumstances, the Food and Drug Administration Department at or above the county level shall order the enterprise to make corrections, and punish the enterprise in accordance with Article 68 of the regulations on the supervision and administration of medical devices: (1) The business enterprise fails to establish and implement the record system for the purchase inspection of medical devices in accordance with the provisions of the measures. (2) The business enterprise engages in the wholesale business of the class II or class III of medical devices and the retail business of the class III medical devices fail to establish and implement the sales record system in accordance with the measures.

C.	Organizational Structure

The following is an organizational chart setting forth our corporate structure as of December 31, 2020 and as of the date of this report:

The following table lists the major holders of our Ordinary Shares:

	Record Holder	Ownership Percentage	Beneficial Owner*	Beneficial Ownership in Record Holder
1	Ruiheng Global Limited	24.7590%	Yuan Shen	40.637%
2	Yangwei Global Limited	13.7746%	Qian Li	87.291%
3	Jiyi Global Investments Limited	8.0453%	Qian Li	75.05%
4	Zhan Zhao Limited	5.0927%

*	Beneficial owners of 30% or more of applicable record holders, where record holder is not an individual.

D.	Property, Plants and Equipment

A summary of our leased properties as of the date of this report is shown below:

Subsidiary Name	City	Address	Size (m2)	Term
LAM	Hangzhou, Zhejiang	First floor of No. 147 Ganshui lane, Shangcheng District	277.14	October 18, 2020- August 17, 2021

Zhejiang Lixin	Hangzhou, Zhejiang	Room 401-410, No. 88-1, Marshal Temple Rear, Shangcheng District	399	July 6, 2018-July 5, 2023

LAM	Hangzhou, Zhejiang	Room 802-1, Unit 1, Building 5, Puyuewan, Binjiang District	44.30	July 15, 2020-July 14,2021

LAM	Hangzhou, Zhejiang	Room 364, Building 2, Yinglan business center, Jianggan District	42.26	June 14, 2020-June 13, 2021

LAM	Hangzhou, Zhejian	Room 2501, Unit 1, Building 2, Shuian Fengting, Shangcheng District	88.47	September 15, 2020-September 14, 2021

Zhejiang Jingyuxin	Shaoxing, Zhejiang	48th floor of Baiguan Square, Baiguan Street	1,700	May 1, 2020-April 30, 2022

Zheshi Health	Hangzhou, Zhejiang	First floor of No. 147 Ganshui Lane, Shangcheng District	166.29	October 18, 2020-August 17, 2021

Zhe Shi	Hangzhou, Zhejiang	Room 8012-2, Unit 1, Building 5, Puyuewan, Binjiang District	44.29	July 15, 2020-July 14,2021

The Company does not have any plants, but has office equipment in each office.

We believe that the facilities that we currently lease are adequate to meet our needs for the foreseeable future and we will be able to obtain adequate facilities, principally through leasing of additional properties, to accommodate our future expansions when needed.

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

Overview

Roan Holdings Group Co., Ltd. (formerly known as China Lending Corporation or DT Asia Investments Limited) (“Roan”, or the “Company”) is a holding company incorporated on April 8, 2014, under the laws of the British Virgin Islands. The Company is primarily engaged in the following businesses during the years ended December 30, 2020, 2019 and 2018.

Management & assessment services and factoring business

We commenced our management & assessment services and factoring business to customers in December 2018. For the years ended December 31, 2020, 2019 and 2018, we provided management and assessment services to four customers, generating revenues of $19,676, $135,938, and $71,568, respectively.

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

The Company has been providing the financial guarantees of loans. The customer’s deposits or other assets are held as collateral for the repayment of each loan. As of December 31, 2020, the amount of outstanding loans and related interests that the Company has guaranteed is approximately $51.3 million.

For the year ended December 31, 2020, the Company generated financial guarantee commission of $375,471. For the period from acquisition of Lixin on December 20, 2019 to December 31, 2019, the Company generated financial guarantee commission of $8,797.

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

For the year ended December 31, 2020 and for the period from acquisition of Lixin on December 20, 2019 to December 31, 2019, the Company generated minimal consulting services for financial guarantee customers.

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

For the year ended December 31, 2020, the Company generated consulting services relating to debt collections of $2,108,477. For the period from the closing of Lixin Acquisition on December 20, 2019 to December 31, 2019, the Company generated consulting services relating to debt collections of $176,984 through Lixin.

In addition, the Company’s another subsidiary, Hangzhou Zeshi Investment (“Zeshi”) was involved in consulting service relating to debt collection with one factoring company. The debt collection service involved one performance obligation which is to assist the customer to receive repayment on outstanding debt, and the Company recognized revenues upon completion of the performance obligation. For the year ended December 31, 2020 and 2019, Zeshi recognized revenue of $nil and $316,795 respectively.

Interest and fees earned from factoring business

We also entered into financing arrangements with our customers through Zhiyuan Commercial Factoring (Guangzhou) Co., Limited (“Zhiyuan”), which is engaged in business factoring program. We earned interest income from these financing arrangements. For the years ended December 31, 2020, 2019 and 2018, we earned interest income from factoring programs of $nil, $2,782,332 and $35,229, respectively.

Recent developments

Disposition of Feng Hui Ding Xin (Beijing) Financial Consulting Co., Limited (“Ding Xin”)

On September 30, 2020, the Company entered into an agreement (the “Agreement”) with Urumqi Fengxunhui Management Consulting Co., Ltd (“Fengxunhui”) pursuant to which Fengxuanhui acquired a 100% equity interest in Ding Xin, including Ding Xin’s fully owned subsidiary Zhiyuan, with a consideration of $15,325 (RMB100,000). Upon closing of the disposition, the Company released all equity interests to Fengxunhui’s shareholders.

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

	For the Years Ended December 31,
	2020	2019	2018

Revenues from services	$2,128,153	$639,220	$71,568
Revenues from healthcare service package	55,301	-	-
Cost of revenues	(50,774)	(8,080)	-
Net revenues of services	2,132,680	631,140	71,568

Commissions and fees on financial guarantee services	375,471	8,797	-
Provision for financial guarantee services	(89,865)	(5,008)	-
Commission and fee income on guarantee services, net	285,606	3,789	-

Interest and fees income
Interest and fees on direct loans	-	1,153	15,035
Interest income on loans due from third parties	2,131,447	34,707	-
Interest income from factoring business	-	2,782,332	35,229
Interest income on deposits with banks	348,389	64,636	418
Total interest and fee income	2,479,836	2,882,828	50,682

Interest expense
Interest expenses and fees on secured loans	-	(2,218,815)	(25,118)

Net interest income	2,479,836	664,013	25,564

Provision for loan losses	-	(2,244,601)	(2,176,216)

Net interest (loss) income after provision for loan losses	2,479,836	(1,580,588)	(2,150,652)

Operating (loss) income	4,898,122	(945,659)	(2,079,084)

Total operating expenses
Salaries and employee surcharge	(1,116,482)	(512,314)	(572,117)
Other operating expenses	(2,995,098)	(1,385,259)	(1,469,452)
Changes in fair value of warrant liabilities	5,961	530,863	748,346
Total operating expenses	(4,105,619)	(1,366,710)	(1,293,223)

Other income (expenses)
Deconsolidation loss	(1,953,248)	-	-
Other income (expense)	76,406	-	-
Total other expenses	(1,876,842)	-	-

Loss before income taxes	(1,084,339)	(2,312,369)	(3,372,307)

Total income tax recovery (expenses)	229,733	(244,741)	(17,635)

Net loss from continuing operations	(854,606)	(2,557,110)	(3,389,942)

Net income (loss) from discontinued operations, net of income tax	-	26,846,018	(90,736,365)

Net income (loss)	$(854,606)	$24,288,908	$(94,126,307)

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenues

Our revenues from services increased by $1,488,933 or 233%, from $639,220 for the year ended December 31, 2019, to $2,128,153 for the year ended December 31, 2020. The following table sets forth a breakdown of our revenue by services offered for the years ended December 31, 2020 and 2019:

	For the years ended December 31,		Variance
	2020	2019	Amount	%
Management and assessment services	$19,676	$135,938	$(116,262)	-86%
Consulting services relating to debt collection	2,108,477	493,779	1,614,698	327%
Consulting services relating to financial guarantee services	-	9,503	(9,503)	-100%
Revenues from services	$2,128,153	$639,220	$1,488,933	233%

Management and assessment services

Revenues from management and assessment services decreased by $116,262 or 86%. The primary reason of the decrease was due to a majority of revenues from the contracts obtained in 2018 were recognized in the year ended December 31, 2019. In the year ended December 31, 2020, we did not engage in much management and assessment services due to the change of our business focus. Therefore, there was minimal revenue from Management and assessment services.

Consulting services relating to debt collection

The Company provides consulting services relating to debt collection with certain factoring companies, through Lixin group which were acquired in late December 2019. The debt collection services involved two performance obligations, and the service fee for each performance obligation are fixed and reflected the stand-alone selling price. In addition, a collected-amount based incentive is rewarded to the Company upon collection of outstanding debt.

1)	assisting the customers to get court judgements on outstanding debt, and the Company recognized revenues over the period towards the completion of the performance obligation; and

2)	assisting the customers to receive repayment on outstanding debt, and the Company recognized revenues upon completion of the performance obligation.

The significant increase of $1,614,698 or 327% was due to we consolidated a full year of Lixin’s operations in 2020, whereas in 2019, we only consolidated Lixi’s operation from December 20, 2019 to December 31, 2019.

Commissions and fees on financial guarantee services

Commissions and fees on financial guarantee services increased by $366,674 or 4168% for the year ended December 31, 2020 compared to the same period of 2019. This was due to we consolidated a full year of Lixin’s operations in 2020, whereas in 2019, we only consolidated Lixin’s operation from December 20, 2019 to December 31, 2019.

Interest and fees income

Interest and fee income primarily consisted of interest and fee income generated from factoring business and from loans due from third parties. Interest and fee income decreased by $402,992 or 14% for the year ended December 31, 2020 compared to the same period of 2019. The decrease was mainly due to our subsidiary, Zhiyuan, which provided our only factoring business did not conduct any factoring business due to the Company’s change of business plan. Zhiyuan was later disposed of in September 2020. As a result, interest income and fee from factoring business decreased by $2,782,332. The decrease in interest income from factoring business was offset by the increase of $2,131,447 in interest income from loans advanced to third parties through our Lixin’s operations after our acquisition of Lixin in December 2019.

Interest expenses and fees on secured loans

Interest expenses and fees on secured loans decreased by $2,218,815, or 100% from $2,218,815 for the year ended December 31, 2019 to $Nil for the year ended December 31, 2020.

The significant decrease of interest expenses and fees on secured loans was due to all secured loans were repaid during the year ended December 31, 2019. Our secured loans were issued through Zhiyuan in previous years. There were no new secured loans issued in fiscal 2020 and we later disposed of Zhiyuan in September 2020.

Provision for loan losses

The provisions for loan losses related to our direct loan and secured loan lending business conducted through Ding Xin before 2020. There were no new direct loans and secured loans issued in fiscal 2020 and we disposed of Ding Xing in September 30, 2020. Therefore, provisions for loan losses decreased by $2,244,601, or 100%, from $2,244,601 for the year ended December 31, 2019 to $Nil for the year ended December 31, 2020.

Operating expenses

Operating expense mainly consisted of salary and employee surcharges, office expenses, travel costs, entertainment expenses, depreciation of equipment, current expected credit losses, write-off of receivables, professional fees and office supplies. Operating expenses in total increased by $2,738,909, or 200% for year ended December 31, 2020 compared to $1,366,710 for the year ended December 31, 2019.  The increase was primarily attributable by an increase of $604,168 in salaries and employee surcharges and an increase of 1,609,839 in other operating expenses. The increases in both of these expenses were primarily due to the consolidation of Lixin’s operating expenses for the full year in 2020, whereas the consolidation Lixin’s operating expenses was only from December 20, 2019 to December 31, 2019. Operating expenses also include change in fair value of warrant liabilities. There was a minimal change in fair value in 2020 compared to 2019, resulting in a decrease of $524,902 in gain from fair value change in warrant liabilities.

Income tax expenses

We had income tax recovery of $229,733 for the year ended December 31, 2020, as compared with income tax expense of $244,741 for the year ended December 31, 2019.

Current income tax expenses increased by $526,898 from $187,067 for the year ended December 31, 2019 to $771,639 for the year ended December 31, 2020. The increase was primarily caused by the full year consolidation of Lixin’s operations in 2020 compared to the consolidation of Lixin’s operations for only a small stub period in 2019.

Deferred income tax expenses changed from deferred tax expense of $57,674, for the year ended December 31, 2019 to deferred tax recovery of $1,001,372 for the ended December 31, 2020. The change was mainly due to the reversal of deferred income tax liabilities in connection with the changes in temporary differences.

Net income (loss) from discontinued operations, net of income tax

During the year ended December 31, 2020, the net income from discontinued corporation, net of income tax is $Nil. The Company, however, recorded a derecognition loss of $1,953,248 from the disposition of Ding Xin in September 2020.

During the year ended December 31, 2019, the net income was comprised of a net loss of $27,904,790 from discontinued operations of Feng Hui and a gain of $54,750,808 from disposal of the discontinued operations of Feng Hui.

Net income

As a result of the foregoing, we had a net loss of $854,606 for the year ended December 31, 2020, as compared to a net income of $24,288,908 for the year ended December 31, 2019.

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

Deferred income tax expenses changed from deferred tax expenses of $nil for the year ended December 31, 2018 to deferred tax expenses of $57,674 for the ended December 31, 2019. The change was mainly caused by the deferred tax expenses of $64,468 generated by Lixin, against deferred tax benefits of $6,794 arising from recognition of intangible assets from the Lixin Acquisition.

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

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of assets and liabilities, (ii) disclosure of contingent assets and liabilities at the end of each reporting period and (iii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these estimates and assumptions based on historical experience, knowledge and assessment of current business and other conditions, expectations regarding the future based on available information and reasonable assumptions, which together form a basis for making judgments about matters not readily apparent from other sources. The use of estimates is an integral component of the financial reporting process, though actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. Please refer to Note 3 of consolidated financial statements included in this 20-F annual report for the accounting policies critical to an understanding of our consolidated financial statements as their application places the most significant demands on the judgment of our management.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 3(ll) of our audited consolidated financial statements included elsewhere in this annual report.

B.	Liquidity and capital resources

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. To date, we have financed our operations primarily through cash flows from operations, bank borrowings, and equity financing.

For the year ended December 31, 2020, the Company incurred net loss from continuing operations of approximately $0.9 million, and cash outflows of approximately $7.5 million from operating activities from continuing operations. The continuing net loss from continuing operations and cash outflow from operating activities caused the management’s consideration of the Company’s liquidity and its ability to continue as a going concern.

In assessing the Company’s liquidity, the Company monitors and analyzes its cash and its ability to generate sufficient cash flow in the future to support its operating and capital expenditure commitments. The Company’s liquidity needs are to meet its working capital requirements and operating expenses obligations.

As of December 31, 2020, the Company had cash balance of $4,932,048 and a positive working capital of $48,670,165. In addition to the cash balance, the working capital was mainly comprised of restricted cash of $25,875,556, accounts receivable of 6,939,352, loan receivable due from third parties of $17,670,652 and other receivables of $3,545,753. The balances of these assets are expected to be repaid on maturity dates and will also be used for working capital.

In addition, the management estimated the operating expenses obligation for the next twelve months after issuance of the consolidated financial statements to be $3.8 million, which will be covered by the cash flows of $5.5 million generated from financial guarantee services and financial consulting services. The Company’s shareholder also committed to provide continuous financial support to the Company whenever necessary.

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

The Company’s ability to support its operating and capital expenditure commitments will depend on its future performance, which will be subject in part to general economic, competitive and other factors beyond its control. The impacts of COVID-19 may cause lockdowns, quarantines, travel restrictions, and closures of businesses and schools. As a result, the Company may experience delay of outstanding receivables from customers and limited access to cash to expand its operations. The extent to which the coronavirus impacts the Company’s operation results for year 2021 will depend on certain future developments, including the duration of the COVID-19 pandemic, emerging information concerning the severity of the coronavirus and the actions taken by governments and private businesses to attempt to contain the coronavirus, all of which is uncertain at this point.

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

Cash Flows

The following table sets forth a summary of our cash flows for the years ended December 31, 2020, 2019 and 2018.

	For the Years Ended December 31,
	2020	2019	2018
Net Cash (Used in) Provided by Operating Activities	$(7,461,511)	$(1,101,143)	$(2,199,042)
Net Cash Provided by (Used in) Investing Activities	6,332,631	85,965,056	(66,592,103)
Net Cash (Used in) Provided by Financing Activities	7,853,152	(64,138,838)	68,917,541
Effect of exchange rate changes on cash and cash equivalents	1,937,807	119,326	(5,150)
Net increase (decrease) in cash and cash equivalents, and restricted cash in banks	$8,662,079	$20,844,401	$121,246

Operating activities

Years Ended December 31, 2020 and 2019

Net cash used in operating activities was $7,461,511 for the year ended December 31, 2020, an increase of $6,360,368 from net cash used in operating activities of $1,101,143 for the year ended December 31, 2019.

For the year ended December 31, 2020, we generated a net income of $Nil from discontinued operation and had net cash used in discontinued operation of $Nil, a change of $26,846,018 and $26,564 from net income of $26,846,018 and net cash used in discontinued operation of $26,564 for the year ended December 31, 2019.

We had net cash used in operating activities from continuing operations of $7,461,511 for the year ended December 31, 2020, an increase of $6,386,932 from $1,074,579 for the year ended December 31, 2019. We incurred a net loss from continuing operations of $854,606 for the year ended December 31, 2020, a decrease of $1,702,504 from a net loss of $2,557,110 for the year ended December 31, 2019. The decrease was primarily due to the full year consolidation of Lixin’s positive net income in 2020 compared to consolidation of Lixin’s positive net income only for the period from December 20, 2019 to December 31, 2019.

In addition to the change in net loss, the increase in net cash used in operating activities was the result of the following major changes in our working capital and non-cash items:

●	An increase of $3,116,533 in accounts receivable for the year ended December 31, 2020, as compared with an increase of $206,442 for the same period ended December 31, 2019.

●	An increase of $3,215,702 in other current assets for the year ended December 31, 2020, as compared with an increase of $289,694 for the same period ended December 31, 2019.

●	A increase of $3,268,571 in other receivable for the year ended December 31, 2020, as compared with a decrease of $Nil for the same period ended December 31, 2019.

●	An decrease of $359,202 in pledged deposits and other non-current assets for the year ended December 31, 2020, as compared with an increase of $Nil for the same period ended December 31, 2019.

●	An increase of $1,029,919 in tax payable for the year ended December 31, 2020, as compared with an increase of $273,589 for the same period ended December 31, 2019.

●	A decrease of $1,079,811 in other liabilities for the year ended December 31, 2020, as compared with a decrease of $Nil for the same period ended December 31, 2019.

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

Investing activities

For the year ended December 31, 2020, we had net cash provided by investing activities of $6,332,631 which was primarily attributable to: i) increase due to redemption of short-term investment of $8,690,374; ii) increase due to proceeds from sale of property and equipment of $837,969; and iii) decrease due to loan disbursements to third parties of $3,467,607.

For the year ended December 31, 2019, we had net cash provided by investing activities of $85,965,056 which was primarily attributable to: i) increase due to collection of borrowings from customers of $107,833,488; ii) increase due to acquisition of cash, cash equivalents and restricted cash of $21,442,122 through acquisition of Lixin; iii) decrease due to disbursement of loans to customers of $43,422,881.

For the year ended December 31, 2018, we had net cash used in investing activities of $66,592,103 which was attributable to: i) decrease due to disbursement of loans to customers of $67,424,391; ii) increase due to collection of borrowings from customers of $1,133,564.

Financing activities

For the year ended December 31, 2020, we had net cash provided from financing activities of $7,853,152, which was primarily attributable to proceeds from bank borrowings of $8,341,311, against repayments of third-party loans and lease liabilities of $280,268 and $207,891.

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

As a financial company, our business does not rely on research and development. Accordingly, we have not incurred research and development expenses for the years ended December 31, 2020, 2019 and 2018.

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

Contingencies

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity.

Lease commitments

As of December 31, 2020, the Company leases offices space under a number of non-cancellable operating lease arrangements, two of which had a term of over 12 months. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for operating lease is recognized on a straight-line basis over the lease term. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

In calculating the initial values of right of use assets and liabilities at inception date, the Company uses the rate implicit in the lease, when available or readily determinable, to discount lease payments to present value. When the leases do not provide a readily determinable implicit rate, the Company discount lease payments based on an estimate of its incremental borrowing rate.

The table below presents the operating lease related assets and liabilities recorded on the balance sheets.

December 31, 2020

Right of use assets	$346,017

Operating lease liabilities, current portion	$191,643
Operating lease liabilities, noncurrent portion	102,767
Total operating lease liabilities	$294,410

As of December 31, 2020, the weighted average remaining lease term was 1.95 years, and discount rates were 4.75% for the operating lease.

Rental expense for the years ended December 31, 2020, 2019 and 2018 was $134,457, $78,756 and $10,896, respectively.

The following is a schedule, by years, of maturities of lease liabilities as of December 31, 2020:

Twelve months ended December 31, 2021	$200,811
Twelve months ended December 31, 2022	71,624
Twelve months ended December 31, 2023	36,075
Total lease payments	308,510
Less: imputed interest	(14,100)
Present value of lease liabilities	$294,410

G.	Safe Harbor

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

Below are the names of and certain information regarding the Company’s current executive officers and directors.

Name	Age	Position
Zhigang Liu	42	Chairman of the Board of Directors
Junfeng Wang	42	Chief Executive Officer
Lifang Lou	53	Acting Chief Financial Officer
Lihua Shen	48	Former Chief Financial Officer
Qingliang Yang	54	Director
Jianfeng Yin	51	Independent Director
John Chen	49	Independent Director
Yiguo Xu	49	Independent Director

The principal occupation and business experience during the past five years for our executive officers and directors is as follows:

Mr. Zhigang Liu was appointed as the Company’s Chairman and Chief Executive Officer, effective March 18, 2020 and December 1, 2019, respectively. Mr. Liu resigned from the CEO position on August 10, 2020. Before that he was a Vice President and Director of the Company since March 26, 2019. Mr. Liu has held numerous positions in sales and marketing with various companies in the PRC. Before joining the Company, he was a vice precedent (sales) of Wei Zhi Information Technology (Shanghai) Co., Ltd., a company in the computer software industry from 2018. He was responsible for the management of sales in the PRC. He was a vice president (sales) of Shanghai Ai Hui Ke Information Technology Co., Ltd., a company in the internet industry, from January 2017 to January 2018, responsible for sales strategy and management. He was a vice president (marketing) of Beijing Yuan Niao Technology Co., Ltd., a company in the internet industry, from December 2014 to January 2017. He earned his bachelor’s degree in computer science and technology from Beijing University of Technology in 1999 and his master’s degree in business management from Xiamen University in 2018.

Mr. Qingliang Yang was appointed as an executive director of the Company on April 2, 2021. Mr. Yang is the Chief Executive Officer and Executive Director of the China Representative Office of Jinxiang Guinea Mining Group Co., Ltd. and has held that position since March 2016. As the Chief Representative of Jinxiang Guinea Mining Group’s operations in China, he is responsible for the overall planning, management and operations of the company’s business in China. Prior to that role, Mr. Yang had held various senior management positions at major Chinese and international companies and organizations, including serving as the general manager of the China Project Management Office of the World Bank, the Vice-President of the Research Institute of China Communications and Transportation Association, and a director and Executive Vice-President of Shenzhen Civil Aviation Co., Ltd, among others. Mr. Yang has extensive experience in large enterprise management and rich social resources. Mr. Yang holds a Master’s degree in international finance from Fudan University, Shanghai, China.

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

Mr. Junfeng Wang was appointed as the Company’s Chief Executive Officer, effective August 10, 2020. Mr. Wang served as a Technical Director with Beijing Chenglianxin Technology Co., Ltd., Internet in Logistics Platform section from 2016 to July 2020. From 2015 to 2016, he held the technical director position with Juewei Group Beijing Digital Marketing Center in the Food Processing Department. Mr. Wang holds an MBA degree from Beijing University of Posts and Telecommunications.

Ms. Lifang Lou was appointed as the Company’s Acting Chief Financial Officer, effective May 10, 2021. Ms. Lou has 17 years of experience in accounting and financial management. Before joining the Company on February 20, 2021, she served as the Chief Financial Officer of Zhejiang Kuojie Technology Co., Ltd from January 2020 to January 8, 2021. From September 2016 to December 2019, she served as the Chief Financial Officer of Hangzhou Kangce Network Technology Co., Ltd. From January 2012 to September 2016, Ms. Lou served as the financial manager of Zhejiang Holoway Medical Technology Co., Ltd. From January 2007 to October 2011, she served as the financial director of Zhejiang Outlong Industrial Co., Ltd. From June 2004 to December 2006, Ms. Lou served as the financial manager of Hangzhou Water Axe Car Washing Equipment Co., Ltd. Ms. Lou obtained a bachelor’s degree in accounting from Sichuan University and holds an intermediate accountant professional qualification certificate.

Ms. Lihua Shen was appointed as the Company’s Chief Financial Officer, effective January 17, 2020. Ms. Shen resigned from the CFO position on May 7, 2021. She has over 29 years of accounting experience and has distinguished herself by her thorough knowledge of corporate finance and internal financial controls. Ms. Shen has held a number of senior financial positions with corporations in China, from director of finance to chief accountant. Prior to joining Roan, Ms. Shen had served as the director of finance for Lixin (Hangzhou) Asset Management Co., Ltd since 2017. From 2002 to 2017, Ms. Shen served as a department manager at Da Hua CPAs (Special General Partnership) Zhejiang Wanbang Branch. From 1998 to 2000, Ms. Shen served as the chief accountant for Wanxiang Qianchao Co., Ltd., before becoming an audit manager at Wanxiang Group. Ms. Shen holds the CICPA designation and is a graduate of Zhejiang University of Finance & Economics.

Arrangements Concerning Election of Directors; Family Relationships

Our current board of directors consists of five directors. We are not a party to, and are not aware of, any voting agreements among our shareholders. In addition, there are no family relationships among our executive officers and directors.

B.	Compensation

The aggregate compensation paid and share-based compensation and other payments expensed by us to our directors and executive officers with respect to the year ended December 31, 2020 was $95,438. This amount does not include business travel, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry. We do not currently have a stock option or other equity incentive plan. We may adopt one or more such programs in the future. We do not have any written agreements with any director providing for benefits upon the termination of such director’s relationship with us.

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

Leadership Structure and Risk Oversight

The Board does not have a lead independent director. Mr. Liu Zhigang has been the Chairman of the Board since March 18. 2020 and was a co-chair of the Board and authorized to execute documents on behalf of the Company on December 15, 2019.

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

Audit Committee

We have established an Audit Committee of the board of directors. As of December 31, 2020, Messrs. John Chen, Yiguo Xu, and Jianfeng Yin served as members of our Audit Committee and they are all independent. Si Shen’s term ended on March 17, 2020 and succeeded by Mr. Yin on March 18, 2020. Mr. John Chen served as chairman of the Audit Committee.

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

Compensation Committee

As of December 31, 2020, the members of our Compensation Committee were Messrs. John Chen, Yiguo Xu and Jianfeng Yin, succeeding Si Shen whose term ended on March 17, 2020. Mr. Yiguo Xu served as Chairman of the Compensation Committee. We have adopted a Compensation Committee charter, which details the principal functions of the Compensation Committee, including:

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

As of December 31, 2020, our Corporate Governance and Nominating Committee consisted of Messrs. John Chen, Yiguo Xu and Jianfeng Yin, with Mr. Jianfeng Yin serving as the Chairman of the Corporate Governance and Nominating Committee, succeeding Si Shen whose term ended on March 17, 2020.

D.	Employees

As of December 31, 2020, the Company had 31 full time employees, including 2 employees employed by Zeshi Health, and 29 employees employed by Zehjiang Jingyuxin and Zhejiang Lixin. They have executed employment contracts with its employees in accordance with PRC Labor Law and Labor Contract Law. There are no collective bargaining contracts covering any of its employees. The Company believes its relationship with its employees is satisfactory.

We are required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance. For the years ended December 31, 2020, 2019 and 2018, we contributed approximately $61,296, $31,012, and $33,999, respectively, to the employee benefit plans. The effect on our liquidity by the payments for these contributions is immaterial. We believe that we are in material compliance with the relevant PRC employment laws.

E.	Share Ownership

For information concerning the beneficial ownership of our ordinary shares by our executive officers and directors, see the table in Item 7A. “Major Shareholders and Related Party Transactions—Major shareholders.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table sets forth information relating to the beneficial ownership of our Ordinary Shares as of May 17, 2021, by:

●	Each of our directors and named executive officers;

●	All of our directors and executive officers as a group;

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding ordinary shares;

The number of ordinary shares beneficially owned by each entity, person, director or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any ordinary shares that the individual has the right to acquire within 60 days of May 17 2021 through the exercise of any stock options, warrants or other rights. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.

Ordinary shares that a person has the right to acquire within 60 days of May 17, 2021 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. Unless otherwise indicated in the footnotes to the table, the information presented in this table is based on based on 25,287,851 outstanding ordinary shares on May 17, 2021.

Named Executive Officers and Directors	Amount of Beneficial Ownership(1)	Percentage Ownership	Percentage Voting Power(2)
Directors and Named Executive Officers:
Zhigang Liu, Chairman(3)	500,000	1.98%	1.92%
Qingliang Yang, Director(4)	419,900	1.66%	1.61%
Yiguo Xu, Director	-	-	-
Jianfeng Yin, Director	-	-	-
John Chen, Director	-	-	-
Junfeng Wang, Chief Executive Director(5)	613,000	2.42%	2.36%
Lifang Lou, Acting Chief Financial Officer(6)	-	-	-
Lihua Shen, Former Chief Financial Officer(7)	-	-	-
All directors and executive officers as a group (7 persons)	1,532,900	6.06%	5.89%
5% Beneficial Owners:
Ruiheng Global Limited(8)	6,261,055	24.76%	24.08%
Qian Li (9)	6,157,881	24.35%	23.68%
Yuan Shen(10)	3,506,732	13.87%	13.49%
Yangwei Global Limited(11)	3,483,312	13.77%	13.40%
Jiyi Global Investments Limited(12)	2,034,501	8.05%	1.32%
Zhan Zhao Limited(13)	1,287,830	5.09%	4.95%

*	Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the ordinary shares. All shares represent only ordinary shares held by shareholders as no options are issued or outstanding.

(2)	Ordinary Shares have one vote per share, and Class A Convertible Preferred Shares have one vote per share.

(3)

Consists of 60,667 Ordinary Shares held by Yangwei Global Limited in which Mr. Liu owns a 1.74% interest, 334,333 Ordinary Shares held by Jiyi Global Investments Limited in which Mr. Liu owns a 16.43% interest, 105,000 Ordinary Shares held by Ruiheng Global Limited in which Mr. Liu owns a 1.67% interest. All of the above shares were acquired in connection with the Business Combinations.

(4)

Consist of 411,010 Ordinary Shares held by Favour Plus Global Limited in which Mr. Yang owns 40% interest and 8,890 Ordinary Shares held by Ruiheng Global Limited in which Mr. Yang owns 0.142% interest. Mr. Qingliang Yang was appointed as an executive director on April 2, 2021, succeeding Ms. Shuangping Feng who was a director during the 2020 fiscal year. Prior to Ms. Feng’s resignation effective on April 2, 2021, she was deemed as beneficially owning 766,410 ordinary shares directly held by Qixiang Global Limited, a company in which Mr. Mengshi Feng owned 3.03% of the equity interest and 500,000 Class A preferred shares Mr. Feng owned directly because Mr. Mengshi Feng is the son of Shuangping Feng who may be deemed to beneficially own the 766,410 ordinary shares held by Qixiang Global Limited and the Class A preferred shares.

(5)

Consists of 4,467 Ordinary Shares held by Jiyi Global Investments Limited in which Mr. Wang owns a 0.22% interest, 265,533 Ordinary Shares held by Zhan Zhao Limited in which Mr. Wang owns a 20.619% interest, and 343,000 Ordinary Shares held by Zhong Yun Holdings Limited in which Mr. Wang owns a 68.125% interest. All of the above shares were acquired in connection with the Business Combinations.

(6)	Ms. Lifang Lou was appointed as the Company’s Acting CFO, effective May 10, 2021.

(7)	Ms. Lihua Shen resigned from the Company’s CFO position on May 7, 2021.

(8)	The Ordinary Shares held by Ruiheng Global Limited, a BVI company, are beneficially owned by Ms. Yuan Shen, the controlling shareholder, and Mr. Zhisan Yang, Ms. Wen Qi, Ms. Wen Li, Ms. Guixiang Luo, Mr. Quan Zhou, Ms. Shiping Gao, Ms. Qiangwei Yang and Mr. Zhigang Liu.

(9)	Consists of (i) 20,549 ordinary shares directly held by Qixiang Global Limited, a company in which Qian Li owns 2.174% interest; (ii) 1,526,903 ordinary shares directly held by Jiyi Global Investment Limited, a company in which Qian Li owns 75.05% interest; (iii) 1,236,907 ordinary shares directly held by Ruiheng Global Limited, a company in which Qian Li owns 19.756% interest; (iv) 3,040,604 ordinary shares directly held by Yangwei Global Limited, a company in which Qian Li owns 87.291% interest; (v) 332,918 ordinary shares directly held by Zhan Zhao Limited, a company in which Qian Li owns 25.851% interest. The above shares are held by Ms. Shiping Gao on behalf of Qian Li through a contractual arrangement and Qian Li may be deemed to be the beneficial owner of such shares.

(10)	Consists of (i) 936,354 ordinary shares directly held by Changman Limited, a company in which Yuan Shen owns 94.6% interest; (ii) 616,515 ordinary shares directly held by Favour Plus Global Limited, a company in which Yuan Shen owns 60.0% interest; (iii) 676,667 ordinary shares directly held by Xinglin Limited, a company in which Yuan Shen owns 68.1% interest; (iv) 770,000 ordinary shares directly held by Yimao Enterprises Limited, a company in which Yuan Shen owns 68.1% interest; (v) 158,363 ordinary shares directly held by Qixiang Global Limited, a company in which Yuan Shen owns 16.8% interest; (vi) 135,333 ordinary shares directly held by Yangwei Global Limited, a company in which Yuan Shen owns 3.9% interest; and (vii) 213,500 ordinary shares directly held by Zhan Zhao Limited, a company in which Yuan Shen owns 16.6% interest.

(11)	The Ordinary Shares held by Yangwei Global Limited, a BVI company, are beneficially owned by Ms. Qian Li, the controlling shareholder, Ms. Zhihong Zhang, Ms. Yunzhu Chi, Ms. Yuan Shen, Ms. Guifang Li, Ms. Shiping Gao, Mr. Shuai Guo, Mr. Qiang Jin, Mr. Zhigang Liu and Mr. Junfeng Wang. Ms. Gao exercises voting and dispositive power over the Ordinary Shares held by such entity.

(11)	The Ordinary Shares held by Jiyi Global Investments Limited, a BVI company, are beneficially owned by Ms. Qian Li, the controlling shareholder, and Mr. Cheng Sui, Mr. Jianfeng Zhang, Ms. Yuhua Liu, Ms. Cuiping Liu, Mr. Zhigang Liu, Mr. Wei Liu and Ms. Shiping Gao. Ms. Gao exercises voting and dispositive power over the Ordinary Shares held by such entity.

(13)	The Ordinary Shares held by Zhan Zhao Limited, a BVI company, are beneficially owned by Ms. Zhihong Zhang, Ms. Yuquan Zhang, Ms. Xiaolan Zhao, Ms. Hong Chen, Mr. Wei Liu, Ms. Yuan Shen, Ms. Shiping Gao and Mr. Junfeng Wang.

Change of Control

In January 2020, our prior Chief Financial Officer, Ms. Jingping Li, resigned from such position. In March 2020, Ms. Li ceased to serve on the Board of Directors, and an original shareholder and former director, Shuangping Feng, was elected to the Board to replace Ms. Li. As a result of such departures, Ms. Li has ceased to exercise control over our Company. Our current largest shareholders and Board of Directors exercise effective control of our Company as of the date of this filing. Although we have issued an aggregate of 291,795,150 Class B convertible preferred shares in connection with our acquisition of Lixin Cayman and its subsidiaries, such shares have no voting rights. Such Class B convertible shares may be converted into ordinary shares at the holders’ election after December 20, 2021, or the Company could redeem those Class B convertible shares. If the Class B convertible preferred shares are converted into ordinary shares, the holders of such ordinary shares would likely control our Company. Except as described in this report, no arrangements or understandings exist among present or former controlling shareholders with respect to the election of members of our Board and, to our knowledge, no other arrangements exist that might result in a change of control of the Company.

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

Except as disclosed elsewhere in this Annual Report, there have been no other significant changes since December 31, 2020, until the date of the filing of this Annual Report.

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

Our ordinary shares and warrants are currently quoted on the OTC Market under the symbols “RAHGF” and “RONWF,” respectively.

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

Ordinary Shares

As of December 31, 2020, there were 25,287,851 ordinary shares outstanding. Under the Companies Act, the ordinary shares are deemed to be issued when the name of the shareholder is entered in our register of members.

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

Our Board of Directors consists of one class of directors. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors (provided that, holders of at least 75% of the shares can remove a director with or without cause).

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

As of December 31, 2020, there were 715,000 Class A Convertible Preferred Shares and 291,795,150 Class B Convertible Preferred Shares issued and outstanding.

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

As of December 31, 2020, dividend of $686,400 was accrued for Class A Preferred Shares and the balance for Class A Preferred Shares was $11,025,327.

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

As of December 31, 2020, there were 291,795,150 Class B preferred shares issued and outstanding.

Warrants

As of December 31, 2020, there were 9,903,401 warrants of the Company outstanding, of which 6,860,063 were designated “public warrants,” 33,134 are designated “private warrants”, 1,387,126 were designated “Sponsor warrants”, 1,000,000 warrants were transferred to employees of the Company from DeTiger, 576,924 warrant were issued to investors of private placement in July 2018 and 46,154 warrants issued to placement agent of the private placement.

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

The Company has been providing the financial guarantees of loans for limited history. The customer deposits or other assets are held as collateral for the repayment of each loan. As of December 31, 2020, the amount of outstanding loans and related interests that the Company has guaranteed is approximately $51.3 million. The Company estimates the fair market value of the collateral to be approximately $61.4 million as of December 31, 2020.

-	Other operating activities

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of December 31, 2020, the Company had no deposits with a bank in the United States. As of December 31, 2020, cash of $4,932,048 and restricted cash of $25,875,556, respectively, were primarily deposited in banks located in Mainland China, which were uninsured by the government authority. To limit exposure to credit risk relating to deposits, the Company primarily place cash deposits with large financial institutions in China which management believes are of high credit quality.

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

In December 2019, a novel strain of coronavirus (COVID-19) was first identified in China and has since spread rapidly globally. The outbreak of COVID-19 has resulted in quarantines, travel restrictions, and the temporary closure of offices and business facilities globally. In March 2020, the World Health Organization declared the COVID-19 a pandemic. In 2020, COVID-19 had a material impact on our business, financial condition, and results of operations. After the second quarter of 2020, the COVID outbreak in China has gradually been controlled. Our business has also returned to normal operations, although management assessed that our results of operations had been negatively impacted for the year. COVID-19 could adversely affect our business and results of operations in 2021 if any COVID resurgence causes significant disruptions to our operations or the business of our customers, logistics and service providers. If any new outbreak of COVID-19 is not effectively and timely controlled, or if government responses to outbreaks or potential outbreaks are severe or long-lasting, our business operations and financial condition may be materially and adversely affected as a result of the deteriorating market outlook, the slowdown in regional and national economic growth, weakened liquidity and financial condition of our customers or other factors that we cannot foresee. Any of these factors and other factors beyond our control could have an adverse effect on the overall business environment, cause uncertainties in the regions where we conduct business, and could materially and adversely impact our business, financial condition and results of operations.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the changes to the rights of shareholders.

ITEM 15. CONTROLS AND PROCEDURES

(a)	Disclosure controls and procedures

Material weaknesses and significant deficiencies consist of the following:

●	The Company does not have a U.S. GAAP full-time designated professional accountant with U.S. GAAP experience to oversee daily accounting functions and handle non-routine or complex accounting transactions;.

●	There are omissions of material transactions due to lack of sufficient documentation and timeliness in executing internal controls;

●	Intercompany transactions of the Company are not properly eliminated;

●	The Company does not have adequate cut off/period end closing procedures; and

●	VAT of the Company were not properly recorded.

(b)-(c) Management’s annual report on internal control over financial reporting and attestation report of the registered public accounting firm

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2020. In making this assessment, it used the criteria established in the updated framework in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 1992 and updated in May 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on our assessment, as of December 31, 2020, our internal control over financial reporting is ineffective.

The specific material weaknesses we identified in our internal control our set forth above in section (a) of Item 15. We are committed to taking appropriate steps for remediation, including, but not limited to, the following:

●	Recruiting qualified professionals with U.S. GAAP knowledge and experience to assist in resolving accounting issues on a daily basis and to handle non-routine or complex transactions;

●	Providing U.S. GAAP training to accounting department staff;

●	Improving the routine review and check of accounting procedure;

●	Improving appropriate documentation criteria within the existing control framework, including evidence of timeliness and variance thresholds;

●	Improving communications between management and the Board;

●	Improving internal audit function and internal control policies, and monitoring controls, to ensure our operating processes follow our control procedures;

●	Holding our financial manager accountable for any omissions or material misleading transactions not reported to the Board and the independent auditors; and

●	Considering hiring experts in VAT to provide assistance.

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

Except for the matters described above, there have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

ZH CPA LLP (“ZH CPA”) was appointed by the Company on January 21, 2021 to serve as its independent registered public accounting firm for the year ended December 31, 2020. The Company’s previous independent auditors, Friedman LLP (“Friedman”), were dismissed on the same date. During the years ended December 31, 2019 and 2018 through the dismissal of Friedman on January 21, 2021, there were no disagreements between the Registrant and Friedman on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Friedman, would have caused it to make reference to the subject matter of the disagreements in connection with its report on the Registrant's consolidated financial statements for such periods. In addition, Friedman’s reports on the financial statements as of and for the years ended December 31, 2019 and 2018 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the Registrant’s years ended December 31, 2019 and 2018 through the dismissal of Friedman on January 21, 2021, there were no “reportable events” as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

The following table represents aggregate fees billed to us for professional services rendered for the fiscal years ended December 31, 2020 by ZH CPA:

	2020	2019
Audit Fees(1)	$110,000	$-
Audit-Related Fees(2)	-	-
Tax Fees(3)	-	-
Total	$110,000	$-

(1)	The audit fees for the year ended December 31, 2020 were for professional services rendered for the audit of our annual consolidated financial statements, review of the financial information included in our interim reports for the respective periods, the registration statement and other required filings with the SEC.

(2)	Audit-related fees for the year ended December 31, 2020 were for assurance and related services that are reasonably related to performance of the audit or review of our consolidated financial statements and are not reported under “Audit Fees”.

(3)	Tax fees for the year ended December 31, 2020 were for services related to tax compliance, including the preparation of tax returns and tax planning and tax advice.

The following table represents aggregate fees billed to us for professional services rendered for the fiscal years ended December 31, 2020 and 2019 by Friedman:

	2020	2019
Audit Fees(4)	$45,000	165,000
Audit-Related Fees(5)	20,000	7,800
Tax Fees(6)	-	-
Total	$65,000	172,800

(4)	The audit fees for the year ended December 31, 2019 were for professional services rendered for the audit of our annual consolidated financial statements, review of the financial information included in our current reports for the respective periods, the registration statement and other required filings with the SEC.

(5)	Audit-related fees for the year ended December 31, 2020 and 2019 were for assurance and related services that are reasonably related to performance of the audit or review of our consolidated financial statements and are not reported under “Audit Fees”.

(6)	Tax fees for the years ended December 31, 2020 and 2019 were for services related to tax compliance, including the preparation of tax returns and tax planning and tax advice.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of

Roan Holdings Group Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Roan Holdings Group Co., Ltd. and subsidiaries (the “Company”, formerly known as China Lending Corporation) as of December 31, 2020, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity (deficit), and cash flows for the year ended December 31, 2020, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for credit losses

As described in Note 3 (j) and Note 9 to the consolidated financial statements, the Company recorded accounts receivable of $7,679,722. Management made assessment of potential losses based on the history loss rate and adjusted of current condition and forecast change. As of December 31, 2020, the Company had current credit loss against doubtful accounts receivable of $740,370.

As described in Note 3 (k) and Note 11 to the consolidated financial statements, the Company recorded Loans receivable of $17,698,084. Management estimated expected credit losses on loan receivable and reflected the best estimate of the amount what will not be collected. As of December 31, 2020, the Company had current credit loss against doubtful accounts receivable of $27,432.

The principal considerations for our determination that performing procedures relating to the allowance for accounts receivable and loan receivable is critical audit matter are (i) the significant judgment by management when developing their estimate, which in turn led to a high degree of auditor judgment and subjectivity in performing procedures relating to the allowance; and (ii) there was significant auditor effort and judgment in evaluating the audit evidence relating to the significant assumptions, related to the loss rate.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included:

●	Assessing the reasonableness of management methodologies;

●	Evaluating and testing management’s allowance estimates and key inputs;

●	Inquiring with management on the collectability on each individual significant amounts and corroborating with the evidences obtained during our audit;

●	Verifying the rates used in CECL test and allowance calculation;

●	Recalculating the amounts in accordance with the Company’s accounting policy

●	Performing subsequent accounts receivable and loan receivable collection test;

●	Assessing the adequacy of the disclosure in the financial report.

/s/ ZH CPA, LLC

We have served as the Company’s auditor since 2020.

Denver, Colorado

May 17, 2021

1600 Broadway, Suite 1600, Denver, CO, 80202, USA. Phone: 1.303.386.7224 Fax: 1.303.386.7101 Email: admin@zhcpa.us

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

/s/ Friedman LLP

We served as the Company’s auditor from 2017 to 2020.

New York, New York

June 26, 2020

ROAN HOLDINGS GROUP CO., LTD.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2020 and 2019

(Expressed in U.S. dollar, except for the number of shares)

	December 31, 2020	December 31, 2019
ASSETS
Current Assets
Cash and cash equivalents	$4,932,048	$6,911,592
Restricted cash	25,875,556	15,233,933
Short-term investments	-	8,610,796
Accounts receivable, net	6,939,352	3,727,017
Inventory	30,348	-
Loan receivable due from third parties	17,670,652	5,952,223
Due from related parties	94,023	2,906
Other current assets	3,502,550	2,305,642
Other receivables	3,545,753	-
Total Current Assets	62,590,282	42,744,109

Pledged deposits	462,835	5,597,017
Property and equipment, net	65,073	852,525
Intangible assets, net	3,977,867	4,876,228
Right of use assets	346,017	400,720
Goodwill	261,087	-
Other noncurrent assets	-	918,683
Total Assets	$67,703,161	$55,389,282

LIABILITIES AND EQUITY
Current Liabilities
Customer pledged deposits	7,664	7,176
Unearned income	130,772	114,615
Reserve for financial guarantee losses	579,364	453,489
Dividends payable	480,000	480,000
Tax payable	1,767,214	1,122,155
Due to related parties	281,369	280,714
Warrant liabilities	13,977	19,938
Operating lease liabilities, current portion	191,643	106,136
Accrued expenses and other liabilities	1,642,060	710,865
Bank loans	8,826,054	-
Total Current Liabilities	13,920,117	3,295,088

Operating lease liabilities, noncurrent portion	102,767	265,797
Deferred tax liabilities	793,848	1,735,576
Total Liabilities	14,816,732	5,296,461

Commitments and Contingencies

Shareholders’ Equity
Ordinary Share (no par value, unlimited shares authorized; 25,287,851 and 25,287,851 shares issued and outstanding as of December 31, 2020 and 2019, respectively)	-	-
Class A convertible preferred shares, no par value, unlimited shares authorized; 715,000 shares issued and outstanding as of December 31, 2020 and 2019, respectively	11,025,327	10,338,927
Class B convertible preferred shares, no par value, unlimited shares authorized; 291,795,150 and 291,795,150 shares issued and outstanding as of December 31, 2020 and 2019, respectively	31,087,732	31,087,732
Additional paid-in capital	3,312,189	3,312,189
Statutory reserve	202,592	658,662
Accumulated deficit	(14,330,288)	(12,407,304)
Accumulated other comprehensive income (loss)	2,310,369	(7,906)
Total Roan Holdings Group Co., Ltd.’s Shareholders’ Equity	33,607,921	32,982,300

Noncontrolling interests	19,278,508	17,110,521
Total Equity	52,886,429	50,092,821
Total Liabilities and Equity	$67,703,161	$55,389,282

The accompanying notes are an integral part of the consolidated financial statements

ROAN HOLDINGS GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

For the Years Ended December 31, 2020, 2019 and 2018

(Expressed in U.S. dollar, except for the number of shares)

	For the Years Ended December 31,
	2020	2019	2018

Revenues from services	$2,128,153	$639,220	$71,568
Revenues from healthcare service packages	55,301	-	-
Cost of revenues	(50,774)	(8,080)	-
Net revenues of services	2,132,680	631,140	71,568

Commissions and fees on financial guarantee services	375,471	8,797	-
Provision for financial guarantee services	(89,865)	(5,008)	-
Commission and fee income on guarantee services, net	285,606	3,789	-

Interest and fees income
Interest and fees on direct loans	-	1,153	15,035
Interest income on loans due from third parties	2,131,447	34,707	-
Interest income from factoring business	-	2,782,332	35,229
Interest income on deposits with banks	348,389	64,636	418
Total interest and fee income	2,479,836	2,882,828	50,682

Interest expense
Interest expenses and fees on secured loans	-	(2,218,815)	(25,118)

Net interest income	2,479,836	664,013	25,564

Provision for loan losses	-	(2,244,601)	(2,176,216)

Net interest (loss) income after provision for loan losses	2,479,836	(1,580,588)	(2,150,652)

Operating (loss) income	4,898,122	(945,659)	(2,079,084)

Total operating expenses
Salaries and employee surcharges	(1,116,482)	(512,314)	(572,117)
Other operating expenses	(2,995,098)	(1,385,259)	(1,469,452)
Changes in fair value of warrant liabilities	5,961	530,863	748,346
Total operating expenses	(4,105,619)	(1,366,710)	(1,293,223)

Other income (expenses)
Deconsolidation loss	(1,953,248)	-	-
Other income (expense), net	76,406	-	-
Total operating expenses	(1,876,842)	-	-

Loss before income taxes	(1,084,339)	(2,312,369)	(3,372,307)

Total income tax recovery (expenses)	229,733	(244,741)	(17,635)

Net loss from continuing operations	(854,606)	(2,557,110)	(3,389,942)

Net income (loss) from discontinued operations, net of income tax	-	26,846,018	(90,736,365)

Net income (loss)	(854,606)	24,288,908	(94,126,307)
Dividend – convertible redeemable Class A preferred share	-	(686,400)	(686,400)
Net income attributable to noncontrolling interests	(838,048)	(76,108)	(76)
Net income (loss) attributable to Roan Holding Group Co., Ltd.’s shareholders	$(1,692,654)	$23,526,400	$(94,812,783)
Other comprehensive (loss) income
Foreign currency translation adjustment	3,461,980	1,435,262	(29,318)
Reclassified to net gain from discontinued operations	-	2,691,969	-
	3,461,980	4,127,231	(29,318)

Comprehensive income (loss)	2,607,374	28,416,139	(94,155,625)

Other comprehensive income attributable to noncontrolling interests	(1,334,101)	(97,733)	-
Dividend – convertible redeemable Class A preferred share	-	(686,400)	(686,400)
Net income attributable to noncontrolling interests	(838,048)	(76,108)	(76)
Total comprehensive income (loss) attributable to Roan Holdings Group Co., Ltd.’s shareholders	$435,226	$27,555,898	$(94,842,101)

Weighted average number of ordinary share outstanding
Basic and Diluted*	25,287,887	25,287,887	24,380,051

Earnings (Loss) per share
Net earnings (loss) per share – Basic and Diluted	$(0.07)	$0.93	$(3.89)
Net loss per share from continuing operations - Basic and Diluted	$(0.07)	$(0.13)	$(0.17)
Net earnings (loss) per share from discontinued operations - Basic and Diluted	$-	$1.06	$(3.72)

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

The accompanying notes are an integral part of the consolidated financial statements

ROAN HOLDINGS GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

For the Years Ended December 31, 2020, 2019 and 2018

(Expressed in U.S. dollar, except for the number of shares)

	Attributable to Roan Holdings Group Co., Ltd.’s Shareholders
	Ordinary Share		Class A Preferred Shares		Class B Preferred Shares		Additional paid-in	Statutory	Retained earnings (Accumulated	Accumulated other comprehensive (loss)	Non- controlling	Total
	Shares	Amount	Shares	Amount	Shares	Amount	capital	Reserve	Deficit)	income	interest	equity
Balance as of December 31, 2017	23,758,817	$-	-	$-	-	$-	$96,977,528	$6,621,063	$(41,807,285)	$(4,008,086)	$-	$57,783,220
Issuance of ordinary shares in a private placement with two investors	769,232	-	-	-	-	-	247,747	-	-	-	-	247,747
Issuance and exercise of Series B Warrants	390,579	-	-	-	-	-	504,238	-	-	-	-	504,238
Issuance of restricted shares	370,525	-	-	-	-	-	315,724	-	-	-	-	315,724
Forfeiture of restricted shares	(1,150)	-	-	-	-	-	(9,085)	-	-	-	-	(9,085)
Net income (loss)	-	-	-	-	-	-	-	-	(94,126,383)	-	76	(94,126,307)
Dividend to shareholders	-	-	-	-	-	-	-	-	(686,400)	-	-	(686,400)
Foreign currency translation adjustments	-	-	-	-	-	-	-	-		(29,318)	-	(29,318)
Balance as of December 31, 2018	25,288,003	$-	-	$-	-	$-	$98,036,152	$6,621,063	$(136,620,068)	(4,037,404)	76	(36,000,181)
Forfeiture of restricted shares	(152)	-	-	-	-	-	-	-	-	-	-	-
Acquisition of a subsidiary by issuance of Class B Preferred Shares (Note 4)	-	-	-	-	291,795,150	31,087,732	-	-	-	-	16,936,604	48,024,336
Disposal of a variable interest entity (Note 5)	-	-	-	-	-	-	(94,723,963)	(5,981,661)	100,705,624	2,691,969	-	2,691,969
Net income	-	-	-	-	-	-	-	-	24,212,800	-	76,108	24,288,908
Reclassification of Class A Preferred Shares	-	-	715,000	9,652,527	-	-	-	-	-	-	-	9,652,527
Dividend to shareholders	-	-	-	686,400	-	-	-	-	(686,400)	-	-	-
Transfer to statutory reserve	-	-	-	-	-	-	-	19,260	(19,260)	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	-	-	-	1,337,529	97,733	1,435,262
Balance as of December 31, 2019	25,287,851	$-	715,000	$10,338,927	291,795,150	$31,087,732	$3,312,189	$658,662	$(12,407,304)	(7,906)	17,110,521	50,092,821
Net loss	-	-	-	-	-	-	-	-	(1,692,654)	-	838,048	(854,606)
Deconsolidation of subsidiaries	-	-	-	-	-	-	-	(639,402)	639,402	190,396	(4,162)	186,234
Dividend to shareholders	-	-	-	686,400	-	-	-	-	(686,400)	-	-	-
Transfer to statutory reserve	-	-	-	-	-	-	-	183,332	(183,332)	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	-	-	-	2,127,879	1,334,101	3,461,980
Balance as of December 31, 2020	25,287,851	$-	715,000	$11,025,327	291,795,150	$31,087,732	$3,312,189	$202,592	$(14,330,288)	2,310,369	19,278,508	52,886,429

The accompanying notes are an integral part of the consolidated financial statements

ROAN HOLDINGS GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2020, 2019 and 2018

(Expressed in U.S. dollar, except for the number of shares)

	For the Years Ended December 31,
	2020	2019	2018
Cash Flows from Operating Activities:
Net income (loss)	$(854,606)	$24,288,908	$(94,126,307)
Less: Net income (loss) from discontinued operations	-	26,846,018	(90,736,365)
Net loss from continuing operations	(854,606)	(2,557,110)	(3,389,942)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization expenses	1,102,298	55,498	22,122
Provision for credit losses	316,014	-	-
Provision for loan losses	-	2,244,601	2,176,216
Provision for financial guarantee losses	89,865	5,008	-
Deferred tax expenses	(1,001,372)	57,674	-
Changes in fair value of warrant liabilities	(5,961)	(530,863)	(748,346)
Share-based compensation expenses	-	-	306,639
Net (gain)/loss from disposal of fixed assets	(136,682)	-	-
Gain from lease modification	22,257	-	-
Accretion of finance leases	14,757	-	-
Loss from deconsolidation of subsidiaries	1,953,248	-	-
Changes in operating assets and liabilities:
Accounts receivable	(3,116,533)	(206,442)	-
Inventory	(30,348)	-	-
Interest and fees receivable	-	(149,013)	(108,158)
Other current assets	(3,215,702)	(289,694)	(308,635)
Other receivables	(3,268,571)	-	-
Pledged deposits and other non-current assets	359,202	-	-
Advances from customers	7,915	(6,702)	-
Tax payable	1,029,919	273,589	9,410
Accrued expenses and other liabilities	352,600	28,875	475,966
Other liabilities	(1,079,811)	-	-
Net Cash Used in Operating Activities from Continuing Operations	(7,461,511)	(1,074,579)	(1,564,728)
Net Cash (Used in) Provided by Operating Activities from Discontinued Operations	-	(26,564)	(634,314)
Net Cash (Used in) Provided by Operating Activities	(7,461,511)	(1,101,143)	(2,199,042)

Cash Flows from Investing Activities:
Loans disbursement to factoring customers	-	(43,422,881)	(67,258,135)
Repayment of loans from factoring customers	-	107,833,488	-
Loans disbursement to third parties	(3,467,607)	-	(166,256)
Repayment of loans from third parties	-	-	1,133,564
Purchases of property and equipment	-	(833)	-
Acquisition of a subsidiary	-	(427,318)	-
Acquisition of cash from acquired subsidiary	-	21,442,122	-
Proceeds from disposal of discontinued operations	-	504,713	-
Net inflow related to deconsolidation of subsidiaries	61,121	-	-
Investment (redemption) of short-term investment	8,690,374	-	-
Due from related party	210,774	-	-
Proceeds from sale of property and equipment	837,969	-	-
Net Cash Provided by (Used in) Investing Activities from Continuing Operations	6,332,631	85,929,291	(66,290,827)
Net Cash Provided by (Used in) Investing Activities from Discontinued Operations	-	35,765	(301,276)
Net Cash Provided by (Used in) Investing Activities	6,332,631	85,965,056	(66,592,103)

Cash Flows from Financing Activities:
Proceeds from private placement, net of issuance costs	-	-	1,190,000
Proceeds from private placements, deposited in escrow account	-	-	500,000
Proceeds from exercise of Series B Warrants	-	-	391
Borrowing from a related party	-	279,020	-
Proceeds from bank loans	8,341,311	-	-
Proceeds from secured loans	-	43,422,881	67,258,135
Repayment of secured loans		(107,833,488)	-
Repayment of third-party loans	(280,268)	-	-
Repayment of lease liabilities	(207,891)	-	-
Net Cash (Used in) Provided by Financing Activities from Continuing Operations	7,853,152	(64,131,587)	68,948,526
Net Cash (Used in) Provided by Financing Activities from Discontinued Operations	-	(7,251)	(30,985)
Net Cash (Used in) Provided by Financing Activities	7,853,152	(64,138,838)	68,917,541

Effect of exchange rate changes on cash, cash equivalents, and restricted cash in banks	1,937,807	119,326	(5,150)

Net increase (decrease) in cash, cash equivalents, and restricted cash in banks	8,662,079	20,844,401	121,246
Cash, cash equivalents, and restricted cash in banks at beginning of year	22,145,525	1,301,124	1,179,878
Cash, cash equivalents, and restricted cash in banks at end of year	$30,807,604	$22,145,525	$1,301,124

Supplemental Cash Flow Information
Cash paid for interest expense	$-	$-	$-
Cash paid for income tax	$-	$-	$-

Noncash investing activities
Acquisition of a subsidiary by issuance of Class B Preferred Shares	$-	$31,087,732	$-
Receivable from disposal of discontinued operations	$-	$940,829	$-
Right of use assets obtained in exchange for operating lease obligations	$-	$615,000	$-

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the statement of financial position that sum to the total of the same amounts shown in the consolidated statements of cash flows:

	December 31, 2020	December 31, 2019
Cash and cash equivalents	$4,932,048	$6,911,592
Restricted cash in banks	25,875,556	15,233,933
Total cash, cash equivalents and restricted cash	$30,807,604	$22,145,525

The accompanying notes are an integral part of the consolidated financial statements

ROAN HOLDINGS GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

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

Incorporation of new subsidiaries

On February 28, 2020, a new wholly-owned subsidiary, Ningbo Zeshi Insurance Technology Co., Ltd. (“Zeshi Insurance”), was incorporated under the laws of the PRC. Its principal business is providing insurance technology services and related services.

On March 3, 2020, a new wholly-owned subsidiary, Zeshi (Hangzhou) Health Management Co., Ltd. (“Zeshi Health”), was incorporated under the laws of the PRC. Zeshi Health provides services in health management, health big data management and blockchain technology-based health information management.

Disposition of Feng Hui Ding Xin (Beijing) Financial Consulting Co., Limited (“Ding Xin”)

On September 30, 2020, the Company entered into an agreement (the “Agreement”) with Urumqi Fengxunhui Management Consulting Co., Ltd (“Fengxunhui”) pursuant to which Fengxuanhui acquired a 100% equity interest in Ding Xin with a consideration of $15,325 (RMB100,000). Upon closing of the disposition, the Company released all equity interests to Fengxunhui’s shareholders.

As of December 31, 2020, the Company was mainly engaged in financial guarantee services, debt collection services and financial consulting services through Lixin Cayman and its subsidiaries.

ROAN HOLDINGS GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

The accompanying consolidated financial statements reflect the activities of the Company and its subsidiaries as follows:

Name	Background	Ownership
Adrie Global Holdings Limited (“Adrie”)	● A BVI company ● Incorporated on November 19, 2014 ● A holding company	100% owned by Roan
China Roan Industrial-Financial Holdings Group Co., Limited (“Roan HK”)	● A Hong Kong company ● Incorporated on February 11, 2015 ● A holding company ● Formerly known as China Feng Hui Financial Holding Group Co., Limited	100% owned by Adrie
Fortis Health Industrial Group Limited (“FHIG”)	● A Hong Kong company ● Incorporated on December 30, 2019 ● A holding company	100% owned by Adrie
Xinjiang Feng Hui Jing Kai Direct Lending Limited (“XJJK)	● A PRC company and deemed a wholly foreign owned enterprise ● Incorporated on May 14, 2015 ● Registered capital of $18 million ● A holding company	100% owned by Roan HK
Yifu Health Industry (Ningbo) Co., Ltd. (“YFH”)	● A PRC company ● Incorporated on December 19, 2016 ● Registered capital of $30 million ● Planning for financial lease services ● Formerly known as Ningbo Ding Tai Financial Leasing Co., Limited.	100% owned by FHIG
Zeshi (Hangzhou) Health Management Co., Ltd. (“ZSH”)

●     A PRC company

●     Incorporated on March 3, 2020

●     Registered capital of RMB 5 million

●     Engaged in providing services in health management, health big data management and blockchain technology-based health information management.

100% indirectly owned by FHIG
Ningbo Zeshi Insurance Technology Co. (“ZSIT”)	● A PRC company ● Incorporated on February 28, 2020 ● Registered capital of RMB 5 million ● Engaged in insurance technology services and related services.	100% indirectly owned by FHIG
Hangzhou Zeshi Investment Partnership (Limited Partnership) (“Zeshi”)

●     A PRC limited liability partnership

●     Incorporated on December 21, 2017

●     Acquired on November 29, 2019

●     Registered capital of $7,750,878 (RMB 51 million)

●     Engaged in business factoring program, financing products design, related corporate financing solutions, investments and asset management

100% indirectly owned by FHIG
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
Zhejiang Lixin Enterprise Management Group Go., Ltd. (“LXEM”)

●     A PRC limited liability company

●     Incorporated on July 3, 2015

●     Registered capital of $16,162,259 (RMB 101 million) with registered capital fully paid-up

●     Engaged in financial guarantee services and related assessment and management services

99% owned by Lixin HK and 1% owned by FHIG
Zhejiang Jing Yu Xin Financing Guarantee Co., Ltd (“JYX”)

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

100% owned by Zhejiang Jingyuxin
Lixin Supply Chain Management (Tianjin) Co., Ltd. (“LXSC”)	● A PRC limited liability company ● Incorporated on December 19, 2017 ● Registered capital of $1,513,226 (RMB 10 million) ● Planning for provision of supply chain management service	100% owned by LAM

The Company’s consolidated statements of operations and comprehensive losses also included Feng Hui Ding Xin (Beijing) Financial Consulting Co., Limited (“Ding Xin”) and Ding Xin’s 99%-owned subsidiary Zhiyuan Commercial Factoring (Guangzhou) Co., Limited. (“Zhiyuan”) for the years ended December 31, 2018 and 2019, and for the period from January 1, 2020 to September 30, 2020 until Ding Xin and Zhiyuan was disposed of and deconsolidated at September 30, 2020.

ROAN HOLDINGS GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	LIQUIDITY

For the year ended December 31, 2020, the Company incurred net loss from continuing operations of approximately $0.9 million, and cash outflows of approximately $7.5 million from operating activities from continuing operations. The continuing net loss from continuing operations required management’s consideration of the Company’s liquidity and its ability to continue as a going concern.

In assessing the Company’s liquidity, the Company monitors and analyzes its cash and its ability to generate sufficient cash flow in the future to support its operating and capital expenditure commitments. The Company’s liquidity needs are to meet its working capital requirements and operating expenses obligations.

As of December 31, 2020, the Company had cash balance of $4,932,048 and a positive working capital of $48,670,165. In addition to the cash balance, the working capital was mainly comprised of restricted cash of $25,875,556, accounts receivable of 6,939,352, loan receivable due from third parties of $17,670,652 and other receivables of $3,545,753. The balances of these assets are expected to be repaid on maturity dates and will also be used for working capital.

In addition, the management estimated the operating expenses obligation for the next twelve months after issuance of the consolidated financial statements to be $3.8 million, which will be covered by the cash flows of $5.5 million generated from financial guarantee services and financial consulting services. The Company’s shareholder also pledged to provide continuous financial support to the Company whenever necessary.

The Company plans to fund its operations through revenue generated from its revenues of financial guarantee services and financial consulting services, private placements from investors, and financial support commitments from the Company’s shareholders.

Based on above operating plan, the management believes that the Company will continue as a going concern in the following 12 months.

The Company’s ability to fund these needs will depend on its future performance, which will be subject in part to general economic, competitive and other factors beyond its control. The COVID-19 outbreak has caused severe disruptions in transportation, limited access to the facilities and limited support from workforce employed in operations, and as a result, the Company may experience the delays in provision of financial guarantee services and consulting services to customers. Although the China has taken strict measures to control the COVID-19 outbreak and have resumed normal business activities in early March 2020, it is estimated that the economy of China will still be impacted to certain extent. The extent to which the coronavirus impacts the results for fiscal year 2021 will depend on certain future developments, including the duration and spread of the outbreak, emerging information concerning the severity of the coronavirus and the actions taken by governments and private businesses to attempt to contain the coronavirus, all of which is uncertain at this point.

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

The reporting currency of the Company and its subsidiaries (“US$”) and the accompanying consolidated financial statements have been expressed in US$.

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

Translation of amounts from RMB into $ has been made at the following exchange rates for the respective periods:

	December 31, 2020	December 31, 2019
Balance sheet items, except for equity accounts	6.5250	6.9680

	For the Years Ended December 31,
	2020	2019	2018
Items in the statements of operations and comprehensive income (loss), and statements of cash flows	6.9042	6.9088	6.6163

No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

ROAN HOLDINGS GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e)	Use of estimates

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

As of December 31, 2020 and 2019, financial instruments of the Company comprised primarily current assets and current liabilities including cash and cash equivalents, restricted cash in banks and other financial institutions, accounts receivable, loan receivables, bank loan, operating lease liabilities, dividends payable, tax payable, accounts payable and accrued liabilities, and due from/to related parties, which approximate their fair values because of the short-term nature of these instruments. Short-term investments are held to their maturities and are carried at amortized cost, which approximates fair value.

Warrant liabilities

The inputs used to measure the estimated fair value of warrant liabilities are classified as Level 3 fair value measurement due to the significance of unobservable inputs using company-specific information. The valuation methodology used to estimate the fair value of warrant liabilities is discussed in Note 19.

As of December 31, 2020 and 2019, the Company’s warrant liabilities were comprised of Series A Warrants relating to a private placement closed in July 2018, and the warrants issued to the agent for the private placement, at the aggregated fair value of $13,977 and $19,938, respectively.

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

Restricted cash represents cash pledged with banks, other financial institutions, and other guaranteed creditors as guarantor deposit for the guarantee business customers. The banks, other financial institutions and other guaranteed creditors providing loans to the Company’s guarantee service customers generally require the Company, as the guarantor of the loans, to pledge a cash deposit of 10% to 20% of the guaranteed amount to an escrow account and is restricted from use. The deposits are released after the guaranteed loans are paid off and the Company’s guarantee obligation expires which is usually within 12 months.

(i)	Short-term investments

Short-term investments consist primarily of investments in financial products with variable return rates and maturities between three months and one year. Short-term investments are held to their maturities and are carried at amortized cost, which approximates fair value because of the short-term nature of these investments. As at December 31, 2020, the Company did not have short-term investments. Short-term investment as at December 31, 2019 had been disposed of during 2020.

(j)	Accounts receivable, net

Accounts receivable represents the consulting service fees earned from customers but have not yet collected. An allowance for doubtful accounts is established and recorded based on management’s assessment of potential losses based on the credit history and relationships with the customers. Management reviews its receivables on a regular basis to determine if bad debt allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. The Company recognizes a charge-off when management determines that full repayment of the receivable is not probable. The primary factor in making that determination is the potential outcome of a lawsuit against the delinquent debtor. The Company will recognize a charge-off when the Company loses contact with the delinquent customer for more than six months or when the court rules against the Company to collect the outstanding balances. As of December 31, 2020 and 2019, the Company had expected current credit loss against doubtful accounts receivable of $740,370 and $405,802, respectively.

While management uses the best information available to make loan loss allowance evaluations, adjustments to the allowance may be necessary based on changes in economic and other conditions or changes in accounting guidance.

ROAN HOLDINGS GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(k.1)	Loans receivable, net relating to direct loan business

Loans receivable relating to direct loan business primarily represent loan amounts due from customers. Loans receivable are recorded at unpaid principal balances net of expected credit loss against loans receivables that reflects the Company’s best estimate of the amounts that will not be collected. The loans receivable portfolio consists of business and personal loans.

The expected credit loss provision for loans receivable is increased by charges to income and decreased by charge offs (net of recoveries). Recoveries represent subsequent collection of amounts previously charged-off. The increase in provision for loan losses is the netting effect of “reversal” and “provision” for both business and personal loans. If the ending balance of the provision for loan losses after any charge offs (net of recoveries) is less than the beginning balance, it will be recorded as a “reversal”; if it is larger, it will be recorded as a “provision” in the provision for loan loss. The netting amount of the “reversal” and the “provision” is presented in the consolidated statements of operations and comprehensive income.

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

The provision for doubtful loans receivable is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management performs a quarterly evaluation of the adequacy of the provision. The provision is based on the Company’s past loan loss history, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revision as more information becomes available.

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

ROAN HOLDINGS GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(k.1)	Loans receivable, net relating to direct loan business (continued)

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

1)	In assessing the willingness and ability of a professional guarantee company to perform under a guarantee, the Company consider factors including its guarantee licenses, size of registered capital, corporate governance, internal audit system, risk management and compensation system, risk reserve, length of operation history especially cooperation history with The Company, its default costs and other pertinent factors such as the loan size backed by guarantee over its net assets.

2)	In assessing the willingness and ability of a corporate guarantor to perform under a guarantee, the Company consider factors including nature of its businesses, size of registered capital, annual revenues, continuous profitability in the past three years, stability and adequacy of income and cash flows, clean credit history, current liabilities, willingness to accept credit monitoring by the Company, its default costs and other pertinent factors such as the loan size backed by guarantee over its net assets.

3)	In assessing the willingness and ability of an individual guarantor to perform under a guarantee, the Company consider factors including their residency, whether being able to provide permanent residential addresses, marital status, occupations, legitimacy and stability of incomes, assets and liabilities, clean credit history, no criminal history, their default costs and other pertinent factors such as the loan size backed by guarantee over their net assets.

There were no loan receivables related to direct loan business as of December 31, 2020.

(k.2)	Loans receivable, net due from third parties

Loans receivable due from third parties primarily represent loan amounts lent to third party companies from time to time. Loans receivable due from third parties are recorded at unpaid principal balances net of expected credit loss against loans receivables that reflects the Company’s best estimate of the amounts that will not be collected.

The expected credit loss provision for loans receivable due from third parties is increased by charges to income and decreased by charge offs (net of recoveries). Recoveries represent subsequent collection of amounts previously charged-off. The increase in provision for loan losses is the netting effect of “reversal” and “provision”. If the ending balance of the provision for loan losses after any charge offs (net of recoveries) is less than the beginning balance, it will be recorded as a “reversal”; if it is larger, it will be recorded as a “provision” in the provision for loan loss. The netting amount of the “reversal” and the “provision” is presented in the consolidated statements of operations and comprehensive income.

The Company recognizes a charge-off when management determines that all or portion of a loan is deemed uncollectible. The primary factors in making that determination include sufficient information indicating that the borrower is insolvent, the Company has received notice that the borrower has filed for bankruptcy and the collectability of the loan is expected to be adversely impacted by the bankruptcy, the amount have been past due for a prolong period of time with no response from the borrower, a significant deterioration in the value of the collateral, if any and if the repayment is based solely on the collateral, has occurred and the Company has received correspondence from the borrower indicating that it does not intend to pay the contractual principal and interest.

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

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment of long-lived assets was recognized for the years ended December 31, 2020, 2019 and 2018.

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

	December 31, 2020	December 31, 2019
Guarantee	$51,318,310	$35,103,876

A provision for possible loss to be absorbed by the Company for the financial guarantee is recorded as an accrued liability when the guarantees are made and recorded as “Reserve for financial guarantee services” on the consolidated balance sheets. This liability represents probable losses and is increased or decreased by accruing an “Provisions or reversals of provisions on financial guarantee services” against the guarantee fee income. As of December 31, 2020 and 2019, the reserve for financial guarantee services amounted to $579,364 and $453,489, respectively.

This is reviewed throughout the life of the guarantee, as necessary when additional relevant information becomes available. The methodology used to estimate the liability for possible guarantee loss considers the guarantee contract amount and a variety of factors, which include, depending on the counterparty, latest financial position and performance of the borrowers, actual defaults, estimated future defaults, historical loss experience, estimated value of the relevant collateral or guarantees the costumers or third parties offered, and other economic conditions such as the economy trend of the area and the country. The estimates are based upon currently available information (Note 3(mm)).

Referring to the historical information and industry experience, the Company estimates the probable loss for immature financial guarantee services to be 1% of contract amount and the probable loss for uncollected guarantee commission to be 50% of outstanding balance.

For the years ended December 31, 2020, 2019 and 2018, the Company provided provisions for the financial guarantee services of $89,865, $5,008 and $nil. The Company reviews the provisions on a quarterly basis.

See Note 3(ll) for newly issued accounting guidance ASU 2016-13 for recognition of credit losses on financial instruments, which is effective January 1, 2023 for future measurement of the accrual of financial guarantee liabilities.

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

(u)	Revenue recognition (continued)

Consulting services relating to debt collection services

The Company entered into agreements with certain factoring companies to provide consulting services relating to debt collection services for these customers. The management consulting services either involved two performance obligations which are to assist the customers to obtain court judgments on outstanding debt and to assist the customers to receive repayment on outstanding debt, or one performance obligation which is to assist the customers to receive repayment on outstanding debt. Pursuant to the contracts with customers, the service fees are fixed and payable upon the completion of each performance obligation. In addition, a collection amount based incentive is agreed in the agreements. The Company did not include incentive in the transaction price because the Company had limited information on the collection amount of outstanding debts. Incentive is only recognized when it is collected from the customer. The transaction price is allocated to each performance obligation based on the relative standalone selling prices of the services being provided to the customer.

1)	For the Company’s assistance with customers to obtain court judgments on outstanding debt, the customers receive and consume benefits from the services provided by the Company, and thus the Company recognized revenues over period. The Company measures progress towards completion of the performance obligation by using input method based on the staff cost incurred.

2)	For the Company’s assistance with customers to receive repayment on outstanding debt, the Company recognized revenues upon collection of outstanding debts.

ROAN HOLDINGS GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The following table identifies the disaggregation of our revenue from services for the years ended December 31, 2020, 2019 and 2018, respectively.

	For the Years Ended December 31,
	2020	2019	2018
Management and assessment services	$19,676	$135,938	$71,568
Consulting services for financial guarantee customers	-	9,503	-
Consulting services relating to debt collection	2,108,477	493,779	-
	$2,128,153	$639,220	$71,568

(v)	Interest income on loans

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

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are mandated defined contribution plans by government. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were $61,296, $31,012, $33,999 for the years ended December 31, 2020, 2019, 2018, respectively.

ROAN HOLDINGS GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(aa)	Leases

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

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. No impairment for right-of-use lease assets as of December 31, 2020 and 2019.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. As of December 31, 2020, income tax returns for the tax years ended December 31, 2015 through December 31, 2019 remain open for statutory examination.

(ee)	Earnings (Loss) per share

Basic earnings (loss) per ordinary share is computed by dividing net earnings attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted earnings per share is computed by dividing net income attributable to ordinary shareholders by the sum of the weighted average number of ordinary share outstanding and  of potential ordinary share (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary share that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted earnings per share. For the years ended December 31, 2020, 2019 and 2018, the Company had no dilutive stocks.

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

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different services. For the year ended December 31, 2020, the Company had two operating business lines, including business conducted by Adrie and its subsidiaries, primarily management and assessment services and factoring business, and business conducted by Lixin Cayman and its subsidiaries, primarily financial guarantee and consulting services. Based on management’s assessment, the Company has determined that the two operating business lines are two operating segments as defined by ASC 280 (Note 20).

ROAN HOLDINGS GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(ii)	Deconsolidation and discontinued operation

Deconsolidation

In accordance with ASC 810, an entity should apply deconsolidation guidance when a parent sells all or part of its ownership interest in its subsidiary and as a result, the parent no longer has a controlling financial interest in the subsidiary.

Discounted operation

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

(kk)	Goodwill

Goodwill represents the excess of the purchase price of an acquired enterprise over the fair value assigned to the assets acquired and liabilities assumed in a business combination.

Goodwill is not amortized, but it is tested annually for impairment at the reporting unit level, and between annual tests if indicators of potential impairment exist. The Company has the option of performing a qualitative assessment of a reporting unit to first determine whether the quantitative impairment test is necessary. This involves an assessment of qualitative factors to determine the existence of events or circumstances that would indicate whether it is more likely than not that the carrying amount of the reporting unit to which goodwill belongs is less than its fair value. If the qualitative assessment indicates it is not more likely than not that the reporting unit’s carrying amount is less than its fair value, a quantitative impairment test is not required.

If a quantitative impairment test is required, the procedure is to identify potential impairment by comparing the reporting unit’s fair value with its carrying amount, including goodwill. The reporting unit’s fair value is determined using various valuation approaches and techniques that involve assumptions based on what the Company believes a hypothetical marketplace participant would use in estimating fair value on the measurement date. An impairment loss is recognized as the difference between the reporting unit’s carrying amount and its fair value. If the difference between the reporting unit’s carrying amount and fair value is greater than the amount of goodwill allocated to the reporting unit, the impairment loss is restricted by the amount of the goodwill allocated to the reporting unit.

(ll)	Recently issued accounting pronouncements

Effective January 1, 2020, the Company adopted ASU 2016-13, Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. The new standard replaces the ‘incurred loss methodology’ credit impairment model with a new forward-looking “methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates.” In applying the new standard, the Company has adopted the loss rate methodology to estimate historical losses on loans receivable and other receivables. The Company has adopted the aging methodology to estimate the credit losses on accounts receivables. The historical data is adjusted to account for forecasted changes in the macroeconomic environment in order to calculate the current expected credit loss. The Company’s adoption of ASC 326 did not result in a material change in the carrying values of the Company’s financial assets on the transition date. Periods prior to January 1, 2020 that are presented for comparative purposes have not been adjusted.

ROAN HOLDINGS GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848), Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The update provides “optional expedients and exceptions for applying generally accepted accounting principles to contract modifications and hedging relationships, subject to meeting certain criteria, that reference LIBOR or another reference rate expected to be discontinued.” The amendments are effective immediately and may be applied prospectively to contract modifications made and hedging relationships entered into or evaluated on or before December 31, 2022. The Company is still evaluating the impact of this new standard on its consolidated financial statements.

Effective January 1, 2020, the Company adopted ASU 2018-15, Intangibles – Goodwill and Other Internal-Use Software (Subtopic 350-40), Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract on a prospective basis. The update aligns the accounting for costs incurred to implement a cloud computing arrangement that is a service agreement with the guidance on capitalizing costs associated with developing or obtaining internal-use software. The adoption of ASU 2018-15 on January 1, 2020 using the prospective transition approach has not resulted in an impact to the Company’s consolidated financial statements as the Company did not have Cloud Computing Arrangements.

(mm)	Significant risks and uncertainties

1)	Credit risk

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

The Company has been providing the financial guarantees of loans for limited history. The customer deposits or other assets are held as collateral for the repayment of each loan. As of December 31, 2020, the amount of outstanding loans and related interests that the Company has guaranteed is approximately $51.3 million.

ROAN HOLDINGS GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(mm)	Significant risks and uncertainties (continued)

-	Other operating activities

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash, cash equivalents and restricted cash. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of December 31, 2020, the Company had no deposits with a bank in the United States. As of December 31, 2020, cash of $4,932,048 and restricted cash of $25,875,556, respectively, were primarily deposited in banks located in Mainland China, which were uninsured by the government authority. To limit exposure to credit risk relating to deposits, the Company primarily place cash deposits with large financial institutions in China which management believes are of high credit quality.

During the year ended December 31, 2020, the Company’s top two customers accounted for 84.3% of the Company’s total revenue in the year. As of December 31, 2020, the top two customers accounted for 69.0% of the Company’s total balance of accounts receivable.

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

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, such as the COVID-19 outbreak and spread, which could significantly disrupt the Company’s operations (Note 2).

ROAN HOLDINGS GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.	ACQUISITION OF LIXIN CAYMAN

In January 2019, the Company acquired 1% equity interest in Zhejiang Lixin at a cash consideration of $427,318 (RMB 2,858,600)

On December 20, 2019, the Company completed the acquisition of 65.0177% equity interest in Lixin Cayman and its subsidiaries (“Lixin”), which are engaged in financial guarantee business, asset management, supply chain financing, and business factoring through its subsidiaries based in Zhejiang Province, China. The acquisition had been accounted for as a business combination in accordance with ASC 805. Under the terms of the purchase agreement, the consideration was $39.38 million (RMB 276.00 million). As per an independent valuation report issued by a professional valuation firm dated on December 20, 2019, the fair value of 65.0177% equity interest in Lixin Cayman and its subsidiaries was $31.09 million (RMB 217.88 million). The consideration was paid by Class B convertible preferred share which was equivalent to $31.09 million (RMB 217.88 million) and at $0.1065 per Class B convertible preferred share. On December 20, 2019, the Company issued 291,795,150 shares of Class B convertible preferred shares. (Note 19)

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

The accounting literature establishes guidelines regarding the presentation of this unaudited pro forma information. Therefore, this unaudited pro forma information is not intended to represent, nor does the Company believe it is indicative of, the consolidated results of operations of the Company that would have been reported had the acquisition been completed as of January 1, 2018. Furthermore, this unaudited pro forma information does not give effect to the anticipated business and tax synergies of the acquisition and is not representative or indicative of the anticipated future consolidated results of operations of the Company.

ROAN HOLDINGS GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.	ACQUISITION OF LIXIN CAYMAN (CONTINUED)

The unaudited pro forma consolidated financial information reflects the historical results of the Lixin Cayman and its subsidiaries, adjusted to reflect the acquisition had it been completed as of January 1, 2018. The most significant pro forma adjustments to the historical results of operations relate to the application of purchase accounting for the acquisition. The unaudited pro forma financial information includes various assumptions, including those related to the finalization of the purchase price allocation.

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

The following is a reconciliation of the amounts of major classes of income from operations classified as discontinued operations in the consolidated statements of operations and comprehensive income (loss) for the years ended December 31, 2019 and 2018:

	December 31, 2019	December 31, 2018
Discontinued Operations
Total interest and fees income	$3,514	$141,921
Total interest expenses	(6,314,400)	(6,870,408)
Provision for loan losses	(24,702,109)	(83,539,532)
Other operating expenses	3,108,205	(468,346)
Income tax expenses	-	-
Net gain from discontinued operations	54,750,808	-
Net income (loss) from discontinued operations	$26,846,018	$(90,736,365)

ROAN HOLDINGS GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.	DECONSOLIDATION OF DING XIN

On September 30, 2020, the Company entered into an agreement (the “Agreement”) with Urumqi Fengxunhui Management Consulting Co., Ltd (“Fengxunhui”) pursuant to which Fengxuanhui acquired a 100% equity interest in Ding Xin with a consideration of $15,326 (RMB100,000). Upon closing of the disposition, the Company released all equity interests to Fengxunhui’s shareholders. Therefore, starting from September 30, 2020, the Company has no power to direct the relevant activities of Ding Xin due to the loss of control over Ding Xing. Accordingly, the Company deconsolidated Ding Xin and its 99%-owned subsidiary, Zhi Yuan, pursuant to guidance of ASC 810-10-40-4 which indicates that A parent shall deconsolidate a subsidiary or derecognize a group of assets specified in paragraph 810-10-40-3A as of the date the parent ceases to have a controlling financial interest in that subsidiary or group of assets.

Fair value

Consideration	$15,326
Less: carrying amount of Ding Xin’s net assets	1,782,340
Loss from deconsolidation	(1,767,014)
Other comprehensive loss	(190,396)
Non-controlling interest	4,162
Net loss from deconsolidation of subsidiaries	$(1,953,248)

7.	RESTRICTED CASH

Restricted cash represents cash pledged with banks, other financial institutions, and other guaranteed creditors as guarantor deposit for the Company’s guarantee service customers. The banks, other financial institutions, or other guaranteed creditors providing loans to the Company’s guarantee service customers generally require the Company, as the guarantor of the loans, to pledge a cash deposit usually in the range of 10% to 20% of the guaranteed amount, and the other financial institutions requires of a cash deposit of 50% of the guaranteed amount. The deposits are released after the guaranteed loans are paid off and the Company’s guarantee obligation expires which is usually within 12 months.

At the same time, the Company requires the guarantee service customers to make a deposit to the Company of the same amount as the deposit the Company pledged to the banks, other financial institutions, and other guaranteed creditors for their loans if the customer does not pledge or collateralize other assets with the Company. The Company recorded the deposit received as restricted cash on the consolidated balance sheet. The deposit is returned to the customer after the customer repays the loan and the Company’s guarantee obligation expires.

As of December 31, 2020, the Company’s restricted cash is comprised of:

December 31, 2020
Restricted cash in banks and other financial institutions	$16,986,667
Restricted cash in other guaranteed creditors	8,888,889
$25,875,556

8.	SHORT-TERM INVESTMENT

As of December 31, 2020, there was no short-term investment. The balance of short-term investment as at December 31, 2019 was comprised of investments in financial product from a Chinese bank, with variable return rate and was due in six months. The Company classified the financial assets as held-to-maturity financial asset and recorded the assets at amortized cost, which approximates fair value. The fair value is referred to the value of the short-term investments on the bank statements as of each reporting date.

ROAN HOLDINGS GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.	ACCOUNTS RECEIVABLE, NET

As of December 31, 2020 and 2019, the accounts receivable consisted of the following:

	December 31, 2020	December 31, 2019
Accounts receivable	$7,679,722	$4,132,819
Less: allowance for credit losses	(740,370)	(405,802)
	$6,939,352	$3,727,017

Movement of allowance for credit losses was as follows:

	December 31, 2020	December 31, 2019
Balance, opening	$405,802	$-
Acquired from acquisition of Lixin in 2019	-	403,451
Provisions	290,706	-
Foreign exchange (gain) loss	43,862	2,351
Balance, ending	$740,370	$405,802

10.	OTHER RECEIVABLES

As of December 31, 2020 and 2019, other receivables consisted of the following:

	December 31, 2020	December 31, 2019
Receivable from a guarantee customer	$3,187,739	$-
Other receivables	363,664	-
Less: allowance for credit losses	(5,650)	-
	$3,545,753	$-

For the year ended December 31, 2019, the Company disbursed loans of $43,422,881 to four factoring customers, respectively. The loan terms varied from two months to one year. As of December 31, 2019, the Company collected all principals and interests from these factoring customers.

ROAN HOLDINGS GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.	LOANS DUE FROM THIRD PARTIES

	December 31, 2020	December 31, 2019
Loans due from third parties (1)	$17,698,084	$5,952,223
Loans from direct loan customers (2)	-	4,870,838
Less: allowance for credit losses	(27,432)	(4,870,838)
	$17,670,652	$5,952,223

(1)	As of December 31, 2019, the balance of loans due from third parties was mainly comprised of loans of $3,157,292 and $2,776,982 due from two third parties, and a non-interest bearing loan of $17,949 due from one third party. The two loans are due on December 31, 2020 and September 24, 2020, respectively. Both loans were fully pledged with the customer’s outstanding trade receivable and charges an interest rate of 8% from customers.

As of December 31, 2019, the Company recorded an interest receivable of $1,111,322 in the account of “other current assets”.

As of December 31, 2020, the balance of loans due from third parties was comprised of loans of $11,384,625, $3,306,744, $2,354,965, $417,742 and $153,019 due from five third parties, and a non-interest bearing loan of $53,557 due from a third party. These five interest bearing loans are due within 12 months from the balance sheet date and have an interest rate of ranging from 7% to 14%. The loans of $11,384,625, $3,306,744, $2,354,965, and $153,019 are pledged either with real estate assets or customer’s trade receivables.

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

For the years ended December 31, 2019 and 2018, a net provision of $2,244,601 and $2,176,216 were charged against the consolidated statements of operations and comprehensive income (loss), respectively. For the years ended December 31, 2019 and 2018, the Company did not charge write-offs against provisions.

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

As of December 31, 2019, loan balance of $71,757 aged between 180 ~ 365 days, and balance of $4,799,081 aged over one year.

Movement of allowance for credit losses was as follows:

	December 31,	December 31,
	2020	2019
Balance at beginning of the year	$4,870,838	$2,680,077
Reduction due to deconsolidation	(4,870,838)	-
Provisions	27,432	2,244,601
Reversals	-	-
Foreign exchange (gain) loss	-	(53,840)
Balance at end of the year	$27,432	$4,870,838

12.	OTHER CURRENT ASSETS

Other current assets consist of the following:

	December 31, 2020	December 31, 2019
Advances to customers	-	50,716
Interest receivable	-	1,111,322
Receivable from disposal of discontinued operations	-	932,836
Stamp duties due from former shareholders of a subsidiary	-	34,587
Prepaid expenses	38,948	-
Prepayment to a supplier for procurement of heathcare products	3,463,602	176,181
	$3,502,550	$2,305,642

ROAN HOLDINGS GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	December 31, 2020	December 31, 2019
Electronic equipment	$137,046	$136,983
Vehicles	239,641	253,108
Office equipment	27,215	36,919
Leasehold improvements	49,618	46,464
Building	-	840,241
Less: Accumulated depreciation	(388,447)	(461,190)
	$65,073	$852,525

Depreciation expenses totaled $73,894, $15,184, and $15,897 for the years ended December 31, 2020, 2019 and 2018, respectively. During the year, the Company disposed of the building and recorded a gain of 137,624.

14.	INTANGIBLE ASSETS, NET

Intangible assets consist of the following:

	December 31, 2020	December 31, 2019

Credit rating system	$-	$54,156
Software	-	4,955
Customer relationship	168,583	157,865
License	2,130,269	1,994,834
Non-Compete Agreements	2,636,015	2,468,427
Other intangible assets	-	244,487
Less: Accumulated amortization	(957,000)	(48,496)
	$3,977,867	$4,876,228

Amortization expenses totaled $877,245, $33,138, and $6,225 for the years ended December 31, 2020, 2019 and 2018, respectively.

The following table sets forth the Company’s amortization expenses for the twelve months ending December 31 of the following years:

2021	$928,225
2022	926,685
2023	853,976
2024	213,027
2025	213,027
Thereafter	842,927
$3,977,867

15.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	December 31, 2020	December 31, 2019
Accrued payroll	$355,314	$312,044
Accrued rental fee	-	49,395
Dividends due to former shareholders of Zhejiang Jingyuxin (1)	182,375	170,781
Accrued professional service fee	-	83,110
Other current liabilities	1,104,371	95,535
	$1,642,060	$710,865

(1)	The balance represented the unpaid dividends due to former shareholders of Lixin, who sold equity interests in Lixin to the Company.

ROAN HOLDINGS GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16.	INCOME TAXES

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

Income tax expenses consist of the following:

	For the Years Ended December 31,
	2020	2019	2018
Current income tax expenses	$771,639	$187,067	$17,635
Deferred income tax expenses (recovery)	(1,001,372)	57,674	-
Income tax expenses (recovery)	$(229,733)	$244,741	$17,635

Below is a reconciliation of the statutory tax rate to the effective tax rate for the Company:

	For the Years Ended December 31,
	2020	2019	2018
PRC statutory income tax rate	25%	25%	25%
Effect of different income tax rate in other jurisdictions	4%	(8.2)%	(7.3)%
Effect of non-deductible expenses	3%	(0.1)%	(0.1)%
Effect of temporary differences	7%	-%	-%
Effect of valuation of deferred tax allowance	5%	(27.3)%	(18.2)%
Effective tax rate	44%	(10.6)%	(0.6)%

ROAN HOLDINGS GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16.	INCOME TAXES (CONTINUED)

Deferred tax assets (liabilities), net as of December 31, 2020 and 2019 consist of the following:

	December 31, 2020	December 31, 2019
Deferred tax assets
Accrued interest receivable	$-	$59,489
Allowance for doubtful loan receivables	23,772	1,217,710
Allowance on doubtful accounts	179,186	119,373
Accrued expenses	7,685	15,572
Lease liability	73,603	-
Net operating loss carrying forward	45,089	458,427
Less: valuation allowance	(42,208)	(1,401,891)
Total deferred tax assets	$287,127	$468,680
Deferred tax liabilities
Right-of-use assets	(86,504)	-
Timing difference on revenue recognition	-	(1,055,711)
Recognition of intangible assets arising from business combination	(994,471)	(1,148,545)
Deferred tax liabilities, net	$(793,848)	$(1,735,576)

As of December 31, 2020 and 2019, the Company had net operating loss carryforwards of $188,408 and $1,846,032, respectively. The net operating loss can be carried forward up to 2025 for PRC entities and can be carried forward for Hong Kong entities indefinitely. The Company reviews deferred tax assets for a valuation allowance based upon whether it is more likely than not that the deferred tax asset will be fully realized. Therefore, valuation allowance was recognized against the deferred tax assets based upon management’s assessment as to their realization.

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

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2020 and 2019, the Company did not have any significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit. The Company does not believe that its uncertain tax benefits position will materially change over the next twelve months.

ROAN HOLDINGS GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17.	EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted loss per common share for the years ended December 31, 2020, 2019 and 2018, respectively:

	For the Years Ended December 31,
	2020	2019	2018
Net Income (Loss) Attributable to Roan Holding Group Co., Ltd.’s shareholders	$(1,692,654)	$23,526,400	$(94,812,783)
Net Loss from continuing operations attributable to Roan Holdings Group Co., Ltd.’s shareholders	$(1,692,654)	$(3,319,618)	$(4,076,418)
Net income (loss) from discontinued operations, net of income tax	$-	$26,846,018	$(90,736,365)

Weighted average number of ordinary share outstanding
Basic and Diluted*	25,287,887	25,287,887	24,380,051

Earnings per share
Net loss per share from continuing operations - Basic and Diluted	$(0.07)	$(0.13)	$(0.17)
Net earnings (loss) per share from discontinued operations - Basic and Diluted	$-	$1.06	$(3.72)

Basic loss per share to the ordinary shareholders are computed by dividing the net loss attributable to the ordinary shareholders by the weighted average number of common shares outstanding during the year. Diluted loss per share is the same as basic loss per share due to the lack of dilutive items in the Company for the years ended December 31, 2020, 2019 and 2018. The number of warrants, Class A preferred shares and Class B preferred shares are excluded from the computation as the anti-dilutive effect.

18.	RELATED PARTY TRANSACTIONS AND BALANCES

1)	Transactions with related parties

During the year, the Company advanced a loan of $91,954 to a shareholder, Yuan Shen. The loan is interest free and due on demand as of December 31, 2020. The Company has agreed to offset this loan with the other related party balance due to this same shareholder subsequent to yearend. (Refer to Note 17.2) below for balance due to this related party

2)	Balances with related parties

As of December 31, 2020, the balance of due from related parties of $94,023 (2019: $2,906) consisted of various advances due on open account and non-interest bearing to various shareholders.

As of December 31, 2020, the balance of due to related parties of $281,369 (2019: 280,714) is due to the shareholder, Yuan Shen, who advanced funds from time to time to support the Company’s holding companies’ operations. The balance is interest free and due on demand.

3)	Transactions with related parties

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

During the year ended December 31, 2019, the Company borrowed $279,020 from a related party. The loan was interest free and was payable in March 2020.

4)	Balances with related parties

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

ROAN HOLDINGS GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19.	REDEEMABLE CONVERTIBLE PREFERRED SHARES

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

ROAN HOLDINGS GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19.	REDEEMABLE CONVERTIBLE PREFERRED SHARES (CONTINUED)

With the amendment to the M&A, the redemption of Class A Preferred Shares is no longer solely within the control of the holders of these preferred shares. As the Class A Preferred Shares does not embody an unconditional obligation that requires the Company to redeem the preferred shares by transferring cash or assets, and it does not contain a specific date upon which assets must be transferred. The preferred shares are not considered mandatorily redeemable and are scoped out of ASC 480, Liabilities. In addition, the redemption was not solely controlled by the holders of the preferred shares, it was not required to be classified out of permanent equity. The Class A Preferred Shares was classified as an equity as of December 31, 2020 and 2019.

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

As of December 31, 2020 and 2019, dividend of $686,400 and $686,400 was accrued for Convertible Redeemable Class A Preferred Shares and the balance for Class A Preferred Shares was $11,025,327 and $10,338,927, respectively.

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

As the Class B Preferred Shares does not embody an unconditional obligation that requires the Company to redeem the preferred shares by transferring cash or assets, and it does not contain a specific date upon which assets must be transferred. The preferred shares are not considered mandatorily redeemable and are scoped out of ASC 480, Liabilities. In addition, the redemption provisions are solely at the discretion of the Company. The Class B Preferred Shares was classified as an equity as of December 31, 2020 and 2019.

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

As of December 31, 2020 and 2019, the balance for Class B Preferred Shares was $31,087,732 and $31,087,732, respectively.

ROAN HOLDINGS GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20.	EQUITY

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

As of December 31, 2020 and 2019, there were 25,287,851 and 25,287,851 ordinary shares issued and outstanding, respectively.

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

The Company has achieved the earn-out payment requirement in 2016 thus one third of 8 million escrowed restricted shares were released in 2017. However, the Company has not achieved the earn-out payment requirement in both 2018 and 2017, thus the two thirds of 8 million escrowed restricted shares were not released.

ROAN HOLDINGS GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20.	EQUITY (CONTINUED)

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

Preferred Shares

The Company is authorized to issue unlimited preferred shares, in one or more series, with such designations, voting and other rights and preferences as may be determined from time to time by the board of directors. As of December 31, 2020 and 2019, there were 715,000 Class A preferred shares issued and outstanding. As of December 31, 2020 and 2019, there were 291,795,150 and 291,795,150 Class B preferred shares issued and outstanding.

Warrants

A summary of warrants activity for the years ended December 31, 2020 and 2019 is as follows:

	Number of shares	Weighted average life	Expiration dates
Balance of warrants outstanding as of December 31, 2017	9,280,323	3.52 years	July 6, 2021
Grants of Series A Warrants	576,924	4 years	July 9, 2022
Grants of Placement Agent Warrant	46,154	4 years	July 9, 2022
Grants of Series B Warrants	390,579	0.08 years	August 9, 2018
Exercise of Series B Warrants	(390,579)
Balance of warrants outstanding as of December 31, 2018	9,903,401	2.58 years	*
Balance of warrants outstanding as of December 31, 2019	9,903,401	1.58 years	*
Balance of warrants outstanding as of December 31, 2020	9,903,401	0.58 years	*

*	As of December 31, 2020 and 2019, the Company’s 9,903,401 shares of warrants were comprised of 9,280,323 shares which would expire on July 6, 2021, and 623,078 shares which would expire on July 9, 2022, respectively.

ROAN HOLDINGS GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20.	EQUITY (CONTINUED)

Warrants (continued)

Series A Warrants

In connection with the private placement closed on July 10, 2018, the Company issued Series A warrants to investors to purchase a total of 576,924 ordinary shares with a warrant term of four (4) years. The Series A Warrants have an exercise price of $2.60 per share. On January 9, 2019, the Board of the Company approved a downward adjustment of exercise price from $2.6 to $1.18.

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

As of July 10, 2018, December 31, 2019 and 2020, the Company estimated fair value of the Series A Warrants at $1,202,310, $18,462 and $12,500, respectively, using the Black-Scholes valuation model, which took into consideration the underlying price of ordinary shares, a risk-free interest rate, expected term and expected volatility. As a result, the valuation of the warrant was categorized as Level 3 in accordance with ASC 820, “Fair Value Measurement”.

On the July 10, 2018, December 31, 2019 and 2020, the Company estimated the fair value of Series A Warrants using the following assumption.

	On July 10, 2018	On December 31, 2019	On December 31, 2020
Terms of warrants	48 months	30 months	18 months
Exercise price	2.60	1.18	1.18
Risk free rate of interest	2.77%	1.56%	0.12%
Dividend yield	0.00%	0.00%	0.00%
Annualized volatility of underlying stock	2.03	2.45	2.19

ROAN HOLDINGS GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20.	EQUITY (CONTINUED)

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

On August 9, 2018, the closing bid price of the Company’s ordinary shares was $1.29, and thus the investors exercised the Series B Warrant for 390,579 ordinary shares at $391. The carrying fair value of the warrant liabilities on the exercise day was $503,847 and the fair value change in warrant liabilities for the years ended December 31, 2018 was $652. The Company incurred a gain of $652 upon exercise of the warrants

Placement Agent Warrants

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

As of July 10, 2018, December 31, 2019 and 2020, the Company estimated fair value of the Placement Agent Warrants at $96,185, $1,477 and $1,000, respectively, using the Black-Scholes valuation model. The assumptions used to estimate the fair value of the warrants were the same as those used for Series A Warrants.

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

As of December 31, 2020 and 2019, the Company had statutory reserve of $202,592 and $658,662, respectively.

ROAN HOLDINGS GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21.	SEGMENT REPORTING

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different services. For the year ended December 31, 2020 and 2019, the Company has two operating business lines, including business conducted by Adrie and its subsidiaries, primarily management and assessment services and factoring business, and business conducted by Lixin Cayman and its subsidiaries, primarily financial guarantee and consulting services. Based on management’s assessment, the Company has determined that the two operating business lines are two operating segments as defined by ASC 280.

The following table presents summary information by segment for the years ended December 31, 2020 and 2019:

	For the Year Ended December 31, 2020
	Business conducted by Adrie and is subsidiaries	Business conducted by Lixin Cayman and its subsidiaries	Total
Net revenues of services	$75,280	$2,057,400	$2,132,680
Commission and fee income on guarantee services, net	-	285,606	285,606
Total interest and fee income	20,601	2,459,235	2,479,836
Interest expenses	-	-	-
Provision for loan losses	-	-	-
Net (loss) income from operation	$95,881	$4,802,241	$4,898,122
Depreciation	$(376)	$(39,951)	$(40,327)
Capital expenditures	$-	$-	$-
Income tax recovery (expense)	$(6,734)	$236,467	$229,733
Segment (loss) profit from continuing operations	$(762,041)	$1,860,683	$1,098,642
Segment assets as of December 31, 2020	$9,990,995	$57,712,165	$67,703,161

	For the Year Ended December 31, 2019
	Business conducted by Adrie and is subsidiaries	Business conducted by Lixin Cayman and its subsidiaries	Total
Net revenues of services	$452,733	$178,407	$631,140
Commission and fee income on guarantee services, net	-	3,789	3,789
Total interest and fee income	2,784,052	98,776	2,882,828
Interest expenses	(2,218,815)	-	(2,218,815)
Provision for loan losses	(2,244,601)	-	(2,244,601)
Net (loss) income from operation	$(1,226,631)	$280,972	$(945,659)
Depreciation	$(12,882)	$(2,302)	$(15,184)
Capital expenditures	$(833)	$-	$(833)
Income tax expense	$(185,762)	$(58,979)	$(244,741)
Segment (loss) profit from continuing operations	$(2,729,212)	$172,102	$(2,557,110)
Segment assets as of December 31, 2019	$3,113,525	$52,275,757	$55,389,282

ROAN HOLDINGS GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22.	COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity.

Lease commitments

As of December 31, 2020, the Company leases offices space under a number of non-cancellable operating lease arrangements, two of which had a term of over 12 months. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for operating lease is recognized on a straight-line basis over the lease term.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

In calculating the initial values of right of use assets and liabilities at inception date, the Company uses the rate implicit in the lease, when available or readily determinable, to discount lease payments to present value. When the leases do not provide a readily determinable implicit rate, the Company discount lease payments based on an estimate of its incremental borrowing rate.

The table below presents the operating lease related assets and liabilities recorded on the balance sheets.

	December 31, 2020	December 31, 2019

Right of use assets	$346,017	$400,720

Operating lease liabilities, current portion	$191,643	$106,136
Operating lease liabilities, noncurrent portion	102,767	265,797
Total operating lease liabilities	$294,410	$371,933

As of December 31, 2020, the weighted average remaining lease term was 1.95 years, and discount rates were 4.75% for the operating lease.

Rental expense for the years ended December 31, 2020, 2019 and 2018 was $134,457, $78,756 and $10,896, respectively.

The following is a schedule, by years, of maturities of lease liabilities as of December 31, 2020:

Twelve months ended December 31, 2021	$200,811
Twelve months ended December 31, 2022	71,624
Twelve months ended December 31, 2023	36,075
Total lease payments	308,510
Less: imputed interest	(14,100)
Present value of lease liabilities	$294,410

ROAN HOLDINGS GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23.	SUBSEQUENT EVENTS

In accordance with ASC Topic 855, “Subsequent Events” which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued, the Company has evaluated all events or transactions that occurred up to the date the audited financial statements were available to issue. Based upon this review, the Company has not identified any subsequent events that would have required adjustment or disclosure in the condensed financial statements.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association (1)
2.1	Underwriting Agreement, dated September 30, 2014, between the Company and EarlyBirdCapital, Inc. as representative for the underwriters (2)
2.2	Business Combination Marketing Agreement, dated September 30, 2014, between the Company and EarlyBirdCapital, Inc. (2)
2.3	Specimen Ordinary shares Certificate (3)
2.4	Specimen Warrant Certificate (3)
2.5	Warrant Agreement, dated September 30, 2014, between the Company and Continental Stock Transfer & Trust Company (2)
2.6	Rights Agreement, dated September 30, 2014, between the Company and Continental Stock Transfer & Trust Company (2)
2.7	Form of Unit Purchase Option between the Registrant and EarlyBirdCapital, Inc. (3)
2.8*	Description of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended
4.1	Letter Agreement, dated September 30, 2014, among the Company, EarlyBirdCapital, Inc. and each shareholder, director and officer of the Company (2)
4.2	Amended and Restated Investment Management Trust Agreement, dated April 1, 2016, between the Company and Continental Stock Transfer & Trust Company (7)
4.3	Administrative Services Agreement, dated September 30, 2014, between the Company and DeTiger Holdings Limited (2)
4.4	Escrow Agreement, dated September 30, 2014, among the Company, initial shareholders and Continental Stock Transfer & Trust Company (2)
4.5	Securities Purchase Agreement, dated June 5, 2014, between the Company and Emily Chui-Hung Tong (3)
4.6	Securities Purchase Agreement, dated June 5, 2014, between the Company and Stephen N. Cannon (3)
4.7	Securities Purchase Agreement, dated June 8, 2014, between the Company and DeTiger Holdings Limited (3)
4.8	Unit Purchase Agreement, dated August 26, 2014, between the Registrant and DeTiger Holdings Limited (3)
4.9	Unit Purchase Agreement, dated August 26, 2014, between the Registrant and EarlyBirdCapital, Inc. (3)
4.10	Registration Rights Agreement, dated September 30, 2014, between the Company and security holders (2)
4.11	Form of Indemnity Agreement (4)
4.12	Sponsor Warrants Purchase Agreement, dated September 22, 2014, between the Registrant and sponsor (5)
4.13	Share Exchange Agreement, dated as of January 11, 2016, by and among DT Asia Investments Limited, DeTiger Holdings Limited, in the capacity as the DT Representative thereunder, Adrie Global Holdings Limited, the shareholders of Adrie Global Holdings Limited, and Jingping Li, in the capacity as the Seller Representative thereunder (6)
4.14	Amended and Restated Convertible Promissory Note, dated June 14, 2016 (8)
4.15	Registration Rights Agreement, dated as of July 6, 2016, by and among DT Asia Investments Limited, DeTiger Holdings Limited, in the capacity as the DT Representative and shareholders of Adrie Global Holdings Limited (9)
4.16	Lock-Up Agreement, dated as of July 6, 2016, by and among DT Asia Investments Limited, DeTiger Holdings Limited, in the capacity as the DT Representative and shareholders of Adrie Global Holdings Limited named as Investors therein (9)
4.17	Escrow Agreement, dated as of July 6, 2016, by and among DT Asia Investment Limited, Jingping Li, in the capacity as the Seller Representative, and Continental Stock Transfer & Trust Company as escrow agent (9)
4.18	Letter Agreement, dated April 6, 2018 by and between FT Global Capital, Inc. and China Lending Corporation (10)
4.19	Form of Securities Purchase Agreement, dated July 6, 2018 (10)
4.20	Form of Warrant (10)
4.21	English Translation of Capital Contribution Agreement by and among Roan, Lixin Financial Holdings Group, et al (11)
4.22	English Translation of Share Purchase Agreement dated June 13, 2019 among China Lending Corporation and Lixin Financial Holdings Group, et al. (11)
4.23	English Translation of Supplemental Agreement to Share Purchase Agreement dated August 23, 2019, among China Lending Corporation and Lixin Financial Holdings Group, et al (11)
4.24	Junfeng Wang Employment Agreement, dated August 10, 2020 (12)
4.25*	English Translation of Service Agreement between Lifang Lou and Lixin (Hangzhou) Asset Management Co., Ltd.

Exhibit No.	Description
4.26*	English Translation of Lease Agreement between Junrong Capital Holdings Limited and Lixin (Hangzhou) Asset Management Co., Ltd.
4.27*	English Translation of Lease Agreement between Bogong He and Lixin (Hangzhou) Asset Management Co., Ltd.
4.28*	English Translation of Lease Agreement between Chunrong Wang and Lixin (Hangzhou) Asset Management Co., Ltd.
4.29*	English Translation of Lease Agreement between Lin Wang and Lixin (Hangzhou) Asset Management Co., Ltd.
4.30	English Translation of Lease Agreement between Hangzhou Yuhuangshannan Fund Town Management Committee and Zhejiang Lixin Enterprise Management Group Co., Ltd., dated July 3, 2018(11)
4.31	English Translation of Lease between Zhejiang Fengfan Electrical Accessories Co., Ltd. and Zhejiang Jing Yu Xin Financing Guarantee Co., Ltd., dated April 7, 2020 (11)
4.32*	English Translation of Lease Agreement between Junrong Capital Holdings Limited and Zeshi (Hangzhou) Health Management Co., Ltd.
4.33*	English Translation of Lease Agreement between Bogong He and Hangzhou Zeshi Investment Partnership (Limited Partnership).
8.1*	List of Subsidiaries
12.1*	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a)
12.2*	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a)
13.1*	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.1*	Press release dated May 17, 2021 titled “Roan Holdings Group Co., Ltd. Reports Full Year 2020 Financial Results”
101.INS*	XBRL Instance Document.
101.SCH*	XBRL Taxonomy Extension Schema Document.
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Filed herewith

(1)	Incorporated by reference to the Company’s Form 6-K, file with the SEC on January 22, 2020.

(2)	Incorporated by reference to the Company’s Form 8-K, filed with the SEC on October 6, 2014.

(3)	Incorporated by reference to the Company’s Form S-1/A, filed with the SEC on August 27, 2014.

(4)	Incorporated by reference to the Company’s Form S-1/A, filed with the SEC on September 11, 2014.

(5)	Incorporated by reference to the Company’s Form S-1/A, filed with the SEC on September 23, 2014.

(6)	Incorporated by reference to the Company’s Form 8-K, filed with the SEC January 13, 2016.

(7)	Incorporated by reference to the Company’s Form 8-K, filed with the SEC on April 5, 2016.

(8)	Incorporated by reference to the Company’s Form 8-K, filed with the SEC on June 14, 2016.

(9)	Incorporated by reference to the Company’s Form 8-K, filed with the SEC on July 11, 2016.

(10)	Incorporated by reference to the Company’s 6-K, filed with the SEC on July 6, 2018.

(11)	Incorporated by reference to the Company’s Form 20-F, filed with the SEC on June 26, 2020.

(12)	Incorporated by reference to the Company’s Form 6-K, filed with the SEC on August 14, 2020.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ROAN HOLDINGS GROUP CO., LTD.

Date: May 17, 2021	By:	/s/ Junfeng Wang
	Name:	Junfeng Wang
	Title:	Chief Executive Officer and Chairman

Pursuant to the requirements of the Securities Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities on the dates indicated. Each person whose signature appears below hereby authorizes Junfeng Wang as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him or her and in his or her name, place and stead, in any and all capacities to sign any and all amendments to this report, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission.

Name	Position	Date

/s/ Junfeng Wang	Chief Executive Officer	May 17, 2021
Junfeng Wang	(Principal Executive Officer)

/s/Lifang Lou	Acting Chief Financial Officer	May 17, 2021
Lifang Lou	(Acting Principal Financial Officer and Principal Accounting Officer)

/s/ Qingliang Yang	Director	May 17, 2021
Qingliang Yang

/s/ Yiguo Xu	Director	May 17, 2021
Yiguo Xu

/s/ Jianfeng Yin	Director	May 17, 2021
Jianfeng Yin

/s/ John Chen	Director	May 17, 2021
John Chen