Form 20-F
period 2021-12-31
Roan Holdings Group Co., Ltd.
filed 2022-04-22
CIK 1611852

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

Zhiyong Tang, Chief Executive Officer

Telephone: +86-571-8662-1775

Email: Zhiyong.Tang@roanholdingsgroup.com

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

The audited financial statements for the years ended December 31, 2021, 2020 and 2019 in this Annual Report have been prepared in accordance with accounting principles generally accepted in the United States, or “U.S. GAAP.”

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

In conducting our business, we face many risks that may interfere with our business objectives. Some of these risks could materially and adversely affect our business, financial condition and results of operations. In particular, we are subject to various risks resulting from changing economic, political, industry, business and financial conditions. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition and results of operations.

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

Risks Factors Relating to the Company’s Business and Operations

The COVID-19 pandemic has had an adverse effect on our business, and public health epidemics such as COVID-19 could adversely impact our future operating results.

The COVID-19 pandemic has negatively impacted the global economy, disrupted business operations of various industries, and created significant volatility and disruption of financial markets. In compliance with the government mandates, our Hangzhou, Shangyu, Guangzhou and Urumqi offices closed and our operations temporarily halted in the spring of 2020. During the closure, employees had only limited access to our facilities and delayed our project timeline, which affected our operating results and financial condition. In December 2021, Shangyu District, Shaoxing City, Zhejiang Province, where the subsidiary company Zhejiang Jingyuxin Financing Guarantee Co., Ltd. is located, was closed and suspended due to the epidemic, resulting in delays in our services to some customers. After the lockdown was lifted on December 31, 2021, operations could resume. COVID-19, including any variants thereof such as the omicron variant, could continue to adversely affect our business and financial results in 2022, including if any virus resurgences cause significant disruptions to our operations or the business of our customers, or our logistics and service providers, or result in any negative impact to the pricing of our products. We cannot predict the severity and duration of the impact from such resurgence, if any.

COVID-19, any variants thereof, or any new pandemics could continue to have an adverse effect on our future business and financial performance. If any new outbreak of COVID-19 is not effectively and timely controlled, or if government responses to outbreaks or potential outbreaks are severe or long-lasting, our business operations and financial condition may be materially and adversely affected as a result of the deteriorating market outlook, the slowdown in regional and national economic growth, weakened liquidity and financial condition of our customers or other factors that we cannot foresee. Any of these factors and other factors beyond our control could have an adverse effect on the overall business environment, cause uncertainties in the regions where we conduct business, and could materially and adversely impact our business, financial condition and results of operations.

We do not have a history of profitability from continuing operations. We may revert back to a loss mode.

We do not have a history of profitability from our continuing operations. While we earned a profit from continuing operations during 2021 of $757,301, we had losses from continuing operations of $854,606 in 2020 and $2,557,110 in 2019. As we continue to change our focus from microfinancing to industrial operations services, we may revert back to a loss mode, which could lead to a depletion of our cash reserves.

We have had substantial changes in its business models and we cannot guarantee our future results of operations

Since 2019, we have had substantial changes with our organizational structure and business models, including the completion of the Lixin Acquisition in December 2019 as discussed elsewhere in this report and disposition of Feng Hui Ding Xin (Beijing) Financial Consulting Co., Ltd. (“Ding Xin”) and its direct loan business in September 2020 and disposition of China Roan Industrial-Financial Holdings Group Co., Ltd. in September 2021. The Company has transformed its business from a direct loan business, to a financial, insurance, healthcare and industrial operation service related solution provider serving middle-sized and micro enterprises (“MSMEs:”) in China.

In addition, we have substantially expanded our health management and other health related services and industrial operation services. As we have limited operating history in the business lines in which we are currently operating, it is difficult to evaluate our prospects, and we may not have sufficient experience in managing the changes and addressing the risks to which companies operating in new and rapidly evolving markets such as the financial guarantee, insurance, and health industries may be exposed. The Company will continue to encounter risks and difficulties that companies at a similar stage of development frequently experience, including the potential failure to:

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

Our limited operating history makes it difficult to evaluate our business and prospects.

In general we have a limited operating history as many of our operating subsidiaries were formed in 2017 or later.

Hangzhou Zeshi Investment Partnership (Limited Partnership) (“Hangzhou Zeshi”) was formed in November 2018 and commenced financial services. Yifu Health Industry (Ningbo) Co., Ltd. (“Yi Fu”), formerly Ningbo Ding Tai Financial Leasing Co., Ltd., was formed in December 2016 but only commenced its health industry operations in 2020. Zeshi (Hangzhou) Health Management Co., Ltd. (“Zeshi Health”) and Ningbo Zeshi Insurance Technology Co., Ltd. (“Zeshi Insurance”) began their operations in 2020.

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

As a result, the results of our operations in prior years may not be indicative of future performance.

We have a customer concentration risk as two of our customers represent almost half of our revenue. The loss of any one of these customers would have a material adverse effect on our revenue and profitability.

Two of our customers represent almost 50% of our revenue. These two customers are able to reduce the amount of their business with us at will or to cease doing business with us entirely at any time. Therefore, our continued revenue from these customers depends on their having continued needs that we are able to service in a manner they find more attractive than utilizing third parties. The loss or material reduction in revenue from either of these customers would have a material adverse affect on our revenue and profitability.

The Company’s current operations in China are geographically limited to certain areas.

Our business focuses on Yangtze River Delta region and Pearl River Delta region. The Company’s future growth opportunities will depend on the growth and stability of the economy in these areas. A downturn in the economy of these areas or the implementation of provincial or local policies unfavorable to MSMEs may cause a decrease in the demand for the Company’s loan guaranty services and other services provided to MSMEs and may negatively affect borrowers’ ability to repay their loans on a timely basis, both of which could have a negative impact on the Company’s profitability and business. Although it is open to and are trying to develop business in more areas, the Company still needs more time to expand its business geographically.

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

We believe that the financial industry is an emerging market in China. We may face growing competition in the financial industry, and the Company believes that the financial industry is becoming more competitive as this industry matures and begins to consolidate. The Company will compete with other financial companies and some cash-rich state-owned companies or individuals that provide financial services to MSMEs. Some of these competitors have larger and more established customer bases and substantially greater financial, marketing and other resources than we have. As a result, the Company could lose market share and its revenues could decline, thereby adversely affecting our earnings and potential for growth.

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

Risks associated with the Company’s business and operations include, but are not limited to, clients’ failure to repay the outstanding principal and interest after we make the payments for them and loss reserves are not sufficient to cover such failure, losses of key personnel, business interruption due to power loss or network failure, and risks posed by natural disasters including storms, floods and earthquakes, any of which may result in significant costs or business disruption. The Company does not maintain any credit insurance, business interruption insurance, general third-party liability insurance, nor does it maintain key-man life insurance or any other insurance coverage except the mandatory social insurance for employees. If the Company incurs any loss that is not covered by reserves, its business, financial condition and results of operations could be materially and adversely affected.

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

The Company generally uses credit reports issued by the Credit Reference Center of the People’s Bank of China (“CCRC”) for guarantee customers’ credit records. According to the information from CCRC’s official website (http://www.pbccrc.org.cn/crc/), CCRC is a professional credit information service institution directly under the People’s Bank of China (“PBOC”) which collects comprehensive credit information about both enterprises and individuals throughout China. The 2,100 credit reports query points of the PBOC’s branches have covered almost all rural areas in China, and CCRC has 300,000 information query ports in financial institutions and networks around the country, and the credit information service network is used throughout China. As of the end of April 2015, CCRC’s database had collected credit information of over 860 million individuals and over 20 million enterprises and institutions, mainly from commercial banks as well as other financial institutions. However, the CCRC’s credit reports do not cover all credit and financing activities with all trust companies, leasing companies, asset management companies, direct lending companies, insurance companies, and other financial companies. Moreover, the PBOC had not established a credit reporting system until 1997 when it established the Bank Credit Registration System which upgraded to the CCRC in 2006. Therefore, CCRC’s credit reports may not be able to cover credit and financing activities that occurred before 1997. In addition, the accuracy of credit reports provided by CCRC may be mainly adversely affected by the followings: (1) reliability of information source; (2) victimized by criminals forging identity of the customers; (3) mistakes made by data entry operators; and (4) technical stability of CCRC’s computer system. Furthermore, despite using credit reports issued by the CCRC, privately-owned guarantors may be more susceptible to default than state-owned or public guarantors due to financial difficulties or fraud and therefore, the Company may have more difficulty enforcing guarantees from privately-owned guarantors than from state-owned or public guarantors. Finally, having clean credit history in the past does not preclude a guarantee customer from defaulting in the future.

The business overlap of our subsidiaries could result in inefficiencies to the Company’s business.

We completed the Lixin Acquisition in December 2019. Most of our subsidiaries are in the financial industry and may conduct the same business. On one hand they may share resources and expand their own businesses. On the other hand, they may target   the same clients and compete with each other. This could reduce the efficiency of the Company as a whole. For example, Hangzhou Zeshi has commenced operations of asset management from 2019. Lixin (Hangzhou) Asset Management Co., Ltd. (“LAM”) started its asset management business in 2017. They both focus on Zhejiang province. Hangzhou Zeshi is staffed entirely by new hires and in some measure may compete with LAM for customers. As a result, Hangzhou Zeshi may initially struggle to establish its business after the Lixin Acquisition and some of its success it has may come at the expense of LAM.   Furthermore, because of PRC limitations, even though the economic benefit of Hangzhou Zeshi and LAM will inure to us, each will need to have its own segregated capital and client base. As a result, Hangzhou Zeshi and LAM will not be able to cross-collateralize or combine operations at the working level. Although the Company plans to allocate the resources from a strategic level, this structure may not allow the Company to allocate resources to their most efficient use and may require redundant or additional expenses.

Risks Related to Doing Business in China

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

The application of the M&A Rules with respect to the Company’s corporate structure remains unclear, with no current consensus existing among leading PRC law firms regarding the scope and applicability of the M&A Rules. We believe that the MOFCOM and CSRC approvals under the M&A Rules were not required in the context of the Business Combination and the Lixin Acquisition because we did not acquire Feng Hui’s equity or assets and Xinjiang Fenghui Jing Kai Direct Lending Co., Ltd. (“Jing Kai”) and Ding Xin and Lixin Group were already foreign owned. However, we cannot be certain that the relevant PRC government agencies, including the CSRC and MOFCOM, would reach the same conclusion, and we cannot be certain that MOFCOM or the CSRC will not deem that the Business Combination or the Lixin Acquisition circumvented the M&A Rules, and other rules and notices, or that prior MOFCOM or CSRC approval was required for overseas financing.

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

All of the Company’s operations are entirely conducted in the PRC. Although the PRC economy has grown in recent years, the pace of growth has slowed, and even that rate of growth may not continue. The annual rate of growth in the PRC declined from 7.3% in 2014 to 6.9% in 2015 to 6.7% in 2016, to 6.9% in 2017, to 6.6% in 2018, to 6.1% in 2019. Due to the COVID-19 pandemic, China’s economic growth rate in 2020 has slowed to 2.3%, its lowest since 1990. In the first quarter of fiscal year 2021, we witnessed a recovery in China’s overall economy, benefiting from the COVID-19 pandemic control measures and the resumption of production and business. However, the recent outbreak of the pandemic in many areas of China has caused, and may continue to cause, the authorities to implement numerous measures to try to contain the disease and slow its spread. These include travel bans and restrictions, quarantines, shelter-in-place orders and shutdowns. These measures have created significant uncertainty and economic disruption, both short-term and potentially long-term. Furthermore, the global spread of COVID-19 pandemic in a significant number of countries around the world has resulted in, and may intensify, global economic distress. A slowdown in overall economic growth, an economic downturn or recession or other adverse economic developments in the PRC may materially reduce the demand for the Company’s services and may have a materially adverse effect on its business.

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

We are a company organized under the laws of the British Virgin Islands. Substantially all of our operations are conducted in China, and substantially all of our assets are located in China. None of our subsidiaries is organized under the laws of the United States. All of our directors and officers reside in China, and substantially all of the assets of those persons are located outside of the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce judgments against us which are obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

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

Under the PRC Enterprise Income Tax Law, or the New EIT Law, and its implementation rules, which became effective in January 2008, an enterprise established outside of the PRC with a “de facto management body” located within the PRC is considered a PRC resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel and human resources, finance and treasury, and acquisition and disposition of properties and other assets of an enterprise.” On April 22, 2009, the State Administration of Taxation (the “SAT”), issued a circular, or SAT Circular 82 (partly modified by SAT Announcement [2014]No. 9), which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although the SAT Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the determining criteria set forth in the SAT Circular 82 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the resident status of all offshore enterprises for the purpose of PRC tax, regardless of whether they are controlled by PRC enterprises or individuals. Although we do not believe that our legal entities organized outside of the PRC constitute PRC resident enterprises, it is possible that the PRC tax authorities could reach a different conclusion. In such case, we may be considered a PRC resident enterprise and may therefore be subject to the 25% enterprise income tax on our global income, which could significantly increase our tax burden and materially and adversely affect our cash flow and profitability. In addition to the uncertainty regarding how the new PRC resident enterprise classification for tax purposes may apply, it is also possible that the rules may change in the future, possibly with retroactive effect.

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

Substantially all of our revenue is denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans. Currently, our PRC subsidiaries, which are wholly- owned foreign enterprises, may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Since a significant amount of our future revenue will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE or banks and other relevant PRC governmental authorities. This could affect our ability to obtain foreign currency through debt or equity financing for our subsidiaries.

Fluctuations in the foreign currency exchange rate between U.S. Dollars and Renminbi could adversely affect our financial condition.

The value of the RMB against the U.S. dollar and other currencies may fluctuate. Exchange rates are affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the RMB to the U.S. dollar. Under this policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of foreign currencies. Following the removal of the U.S. dollar peg, the RMB appreciated more than 20% against the U.S. dollar over three years. From July 2008 until June 2010, however, the RMB traded stably within a narrow range against the U.S. dollar. On June 20, 2010, the PBOC announced that the PRC government would reform the RMB exchange rate regime and increase the flexibility of the exchange rate. Since June 2010, the RMB has appreciated more than 10% against the U.S. dollar. In April 2012, the PRC government announced it would allow greater RMB exchange rate fluctuation. On August 11, 12 and 13, 2015, the PRC government successively set the central parity rate for the RMB more than 3% lower in the aggregate than that of August 10, 2015 and announced that it will begin taking into account previous day’s trading in setting the central parity rate. In 2015, the yuan experienced a 4.88% drop in value, and on January 4, 2016 the PRC government set the U.S. dollar-Chinese yuan currency pair to a reference rate of 6.5%, the lowest rate in 4.5 years. In 2019, the exchange rate of RMB against the US dollar depreciated by 4.1%. (Source: website of National Bureau of Statistics Annual Statistic Report, dated February 28, 2020). However, it is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. As significant international pressure remains on the PRC government to adopt a more flexible currency policy, greater fluctuation of the RMB against the U.S. dollar could result.

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

In addition, SAFE promulgated the Circular on the Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or Circular 19, on June 1, 2015. Under Circular 19 (partly modified by Huifa No.39 [2019]), registered capital of a foreign-invested company settled in RMB converted from foreign currencies may only be used within the business scope approved by the applicable governmental authority and the equity investments in the PRC made by the foreign-invested company shall be subject to the relevant laws and regulations about the foreign-invested company’s reinvestment in the PRC. In addition, foreign-invested companies cannot use such capital to make the investments on securities, and cannot use such capital to issue the entrusted RMB loans (except approved in its business scope), repay the RMB loans between the enterprises and the ones which have been transferred to the third party. Circular 19 may significantly limit our ability to effectively use the proceeds from future financing activities as the Chinese subsidiaries may not convert the funds received from us in foreign currencies into RMB, which may adversely affect their liquidity and our ability to fund and expand our business in the PRC.

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

On March 24, 2021, the SEC adopted interim final amendments and on December 2, 2021, the SEC adopted final amendments to implement congressionally mandated submission and disclosure requirements of the HFCAA. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Form 20-F and other forms with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in a company’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant.

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

After SEC issued new disclosure requirements to Chinese companies seeking to list on Nasdaq, SEC approved the Public Company Accounting Oversight Board’s (PCAOB) Rule 6100 establishing framework for determinations under the HFCAA. On December 20, 2021, the SEC’s Division of Corporation Finance (the “Division”) posted an illustrative letter containing sample comments that the Division may issue to China-based companies describing 15 areas where the agency encourages existing and future China-based listings to increase disclosures. On December 20, 2021, the PCAOB issued a report on its determinations that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland because of positions taken by PRC authorities in those jurisdictions.

Our independent registered public accounting firm that issued the audit report for our financial statements for 2021, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is based on the U.S. and has been inspected by the PCAOB on a regular basis. However, the recent U.S. legislative and evolving regulatory environments as related to PRC companies listing or seeking to list stock on U.S. exchanges would add uncertainties to the trading and price volatility of our common shares. The rules and guidelines applicable in the future are unclear and may affect the progress of our application. We cannot be certain whether SEC or other U.S. regulatory authorities would apply additional and more stringent criteria to Chinese issuers including us as related to the audit of our financial statements. These additional requirements and more stringent criteria to be applied could add potential risks to our business and share price. Investigations under more strict scrutiny brought significant impact to the Company that may materially and adversely affect your stock holdings value, reduces the value of your investment.

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

The risk related to products quality responsibility and personal claims.

The Company’s subsidiaries and related parties’ business scope involve the operation and distribution of medical device, in product liability claims we should be liable for compensation according to the Civil Law, the Product Quality Law and the Tort Liability Law in below circumstances: (1)Where physical injury is caused to a person or damage to another person’s property by a product’s defect resulting from the seller’s fault; (2) Where the seller can identify neither the producer of the defective product nor the supplier thereof; (3) Where a defective product causes physical injury to a person or damage to another person’s property, the victim may claim compensation from the producer or from the seller of such product. We may be involved in any litigation regarding the products we sold or distributed due to our contractual relationship with other companies. If we lose the lawsuit, the damages can be very substantial, even if we are found not liable, the costs of litigation can be quite substantial. Additional, product liability dispute litigation may cause adversely affect on our business reputation and efficiency, further, affect or interrupt the company’s operations and revenue.

Risks arising from reliance on third-party service providers and intellectual property rights risk.

The Company’s subsidiaries have co-operation agreements with technology enterprises that have patent or other independent intellectual property rights which have been properly registered with regulatory agencies such as the State Intellectual Property Office and Trademark Office of China’s State Administration for Industry and Commerce (SAIC). Our service and reputation significantly rely on the third-party suppliers mentioned above. If (i) the PRC authorities invalidate these agreements for violation of PRC laws, rules, and regulations, (ii) the agreements are valid but can not be performed, or (iii) any parties fail to perform their obligations under these agreements, our business operations in China would be materially and adversely affected, and the value of your stock would substantially decrease. If a third party fails to perform or defective perform its contractual obligations, it will lead to a failure to provide products or services according to meet our consumers’ requirements, we may have to take legal action to compel them to fulfill their contractual obligations. The Company depends on third parties to a large extent that it could not enable us to feasibly monitor the behavior of third parties to reasonably avoid contractual risks. Further, because intellectual property rights are owned by a third party, it is difficult for the company to restrain third parties from intellectual property infringement or default disclosure of trade secrets. This could harm our reputation and business position.

Federal and state privacy laws, and equivalent laws of third countries, may increase our costs of operation and expose us to civil and criminal sanctions.

The Health Insurance Portability and Accountability Act of 1996, as amended, and the regulations that have been issued under it, or collectively HIPAA, and similar laws outside the United States, contain substantial restrictions and requirements with respect to the use and disclosure of individuals’ protected health information. The HIPAA privacy rules prohibit “covered entities,” such as healthcare providers and health plans, from using or disclosing an individual’s protected health information, unless the use or disclosure is authorized by the individual or is specifically required or permitted under the privacy rules. Under the HIPAA security rules, covered entities must establish administrative, physical and technical safeguards to protect the confidentiality, integrity and availability of electronic protected health information maintained or transmitted by them or by others on their behalf. While we do not believe that we will be a covered entity under HIPAA, we believe many of our customers will be covered entities subject to HIPAA. Such customers may require us to enter into business associate agreements, which will obligate us to safeguard certain health information we obtain in the course of our relationship with them, restrict the manner in which we use and disclose such information and impose liability on us for failure to meet our contractual obligations.

In addition, under The Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, which was signed into law as part of the U.S. stimulus package in February 2009, certain of HIPAA’s privacy and security requirements are now also directly applicable to “business associates” of covered entities and subject them to direct governmental enforcement for failure to comply with these requirements. We may be deemed as a “business associate” of some of our customers. As a result, we may be subject as a “business associate” to civil and criminal penalties for failure to comply with applicable privacy and security rule requirements. Moreover, HITECH created a new requirement obligating “business associates” to report any breach of unsecured, individually identifiable health information to their covered entity customers and imposes penalties for failing to do so.

In addition to HIPAA, most U.S. states have enacted patient confidentiality laws that protect against the disclosure of confidential medical information, and many U.S. states have adopted or are considering adopting further legislation in this area, including privacy safeguards, security standards, and data security breach notification requirements. These U.S. state laws, which may be even more stringent than the HIPAA requirements, are not preempted by the federal requirements, and we are therefore required to comply with them to the extent they are applicable to our operations.

These and other possible changes to HIPAA or other U.S. federal or state laws or regulations, or comparable laws and regulations in countries where we conduct business, could affect our business and the costs of compliance could be significant. Failure by us to comply with any of the standards regarding patient privacy, identity theft prevention and detection, and data security may subject us to penalties, including civil monetary penalties and in some circumstances, criminal penalties. In addition, such failure may damage our reputation and adversely affect our ability to retain customers and attract new customers.

The protection of personal data, particularly patient data, is subject to strict laws and regulations in many countries. The collection and use of personal health data in the EU is governed by the provisions of Directive 95/46/EC of the European Parliament and of the Council of 24 October 1995 on the protection of individuals with regard to the processing of personal data and on the free movement of such data, commonly known as the Data Protection Directive. The Directive imposes a number of requirements including an obligation to seek the consent of individuals to whom the personal data relates, the information that must be provided to the individuals, notification of data processing obligations to the competent national data protection authorities of individual EU Member States and the security and confidentiality of the personal data. The Data Protection Directive also imposes strict rules on the transfer of personal data out of the EU to the U.S. Failure to comply with the requirements of the Data Protection Directive and the related national data protection laws of the EU Member States may result in fines and other administrative penalties and harm our business. We may incur extensive costs in ensuring compliance with these laws and regulations, particularly if we are considered to be a data controller within the meaning of the Data Protection Directive.

Once we commercialize our product, if ever, security breaches, loss of data and other disruptions could compromise sensitive information related to our business or prevent us from accessing critical information and expose us to liability, which could adversely affect our business and our reputation.

We face four primary risks relative to protecting this critical information: loss of access risk, inappropriate disclosure risk, inappropriate modification risk and the risk of our being unable to identify and audit our controls over the first three risks.

We will be highly dependent on information technology networks and systems, including the Internet, to securely process, transmit and store this critical information. Security breaches of this infrastructure, including physical or electronic break-ins, computer viruses, attacks by hackers and similar breaches, can create system disruptions, shutdowns or unauthorized disclosure or modification of confidential information. The secure processing, storage, maintenance and transmission of this critical information will be vital to our operations and business strategy, and we plan to devote significant resources to protecting such information. Although we will take measures to protect sensitive information from unauthorized access or disclosure, our information technology and infrastructure, and that of our third-party providers, may be vulnerable to attacks by hackers or viruses or breached due to employee error, malfeasance or other disruptions.

A security breach or privacy violation that leads to disclosure or modification of or prevents access to consumer information (including personally identifiable information or protected health information) could harm our reputation, compel us to comply with disparate state breach notification laws, require us to verify the correctness of database contents and otherwise subject us to liability under laws that protect personal data, resulting in increased costs or loss of revenue. If we are unable to prevent such security breaches or privacy violations or implement satisfactory remedial measures, our operations could be disrupted, and we may suffer loss of reputation, financial loss and other regulatory penalties because of lost or misappropriated information, including sensitive consumer data. In addition, these breaches and other inappropriate access can be difficult to detect, and any delay in identifying them may lead to increased harm of the type described above.

Any such breach or interruption could compromise our networks or those of our third-party providers, and the information stored there could be inaccessible or could be accessed by unauthorized parties, publicly disclosed, lost or stolen. Any such interruption in access, improper access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, such as HIPAA, and regulatory penalties. Unauthorized access, loss or dissemination could also disrupt our operations, including our ability to perform tests, provide test results, bill payers or patients, process claims and appeals, provide customer assistance services, conduct research and development activities, collect, process and prepare company financial information, provide information about our current and future products and other patient and clinician education and outreach efforts through our website, and manage the administrative aspects of our business and damage our reputation, any of which could adversely affect our business. Any such breach could also result in the compromise of our trade secrets and other proprietary information, which could adversely affect our competitive position.

In addition, the interpretation and application of consumer, health-related, privacy and data protection laws in the U.S., the EU and elsewhere are often uncertain, contradictory and in flux. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our practices. If so, this could result in government-imposed fines or orders requiring that we change our practices, which could adversely affect our business. Complying with these various laws could cause us to incur substantial costs or require us to change our business practices and compliance procedures in a manner adverse to our business.

Risks Related to our Operations as a Public Company and our Securities

If financial performance do not meet the expectations of investors, shareholders or financial analysts, the market price of the Company’s securities may be volatile and decline .

If our business and/or financial performance do not meet the expectations of investors or securities analysts, the market price of the Company’s securities may decline. If an active market for the Company’s securities develops and continues, the trading price of our securities could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on your investment in the Company’s securities which may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of our securities may not recover and may experience a further decline.

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

Broad market and industry factors may materially harm the market price of the Company’s securities irrespective of our operating performance. The stock market in general, has experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our securities, may not be predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies which investors perceive to be similar to the Company could depress our stock price regardless of our business, prospects, financial condition or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

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

The Company has been a public company for a limited number of years. The Company’s insufficient public company operating experience may make it difficult to forecast and evaluate its future prospects. If the Company is unable to execute its business strategy, either as a result of its inability to effectively manage its business in a public company environment or for any other reason, the Company’s business, prospects, financial condition and operating results may be harmed.

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

In addition to the warrants issued before January 1, 2018, at an exercise price of $6.00 per one-half of one share ($12.00 per whole share), the Company issued in July 2018 Series A Warrants at an exercise price of $2.6 per one share and adjusted to $1.18 per one share on January 19, 2019. All warrants are subject to adjustments. Warrants may be exercised only for a whole number of the Company’s ordinary shares. No fractional shares will be issued upon exercise of warrants. To the extent such warrants are exercised, additional ordinary shares will be issued, which will result in dilution to the then existing holders of ordinary shares of the Company and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of our ordinary shares.

The Company’s charter permits the Board by resolution to amend our charter, including to create additional classes of securities, including shares with rights, preferences, designations and limitations as they determine which may have an anti-takeover effect.

The Company’s charter permits the Board by resolution to amend the charter including designating rights, preferences, designations and limitations attaching to the preferred shares as they determine in their discretion, without shareholder approval with respect to the terms or the issuance. When issued, the rights, preferences, designations and limitations of the preferred shares are set by the Board and can operate to the disadvantage of the outstanding ordinary shares the holders of which would not have any pre-emption rights in respect of such an issue of preferred shares. Such terms could include, among others, preferences as to dividends and distributions on liquidation, or can be used to prevent possible corporate takeovers.

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

The Company is required to establish and maintain internal controls over financial reporting and disclosure controls and procedures and to comply with other requirements of the Sarbanes-Oxley Act and the rules promulgated by the SEC. The Company is required to provide management’s attestation on internal controls. The standards required for a public company under Section 404 of the Sarbanes-Oxley Act of 2002 are significantly more stringent than those required of a privately held company. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the regulatory compliance and reporting requirements, especially considering the new corporate structure after the Lixin Acquisition. If we are not able to implement the additional requirements of Section 404 in a timely manner or with adequate compliance, we may not be able to assess whether our internal controls over financial reporting are effective, which may subject us to adverse regulatory consequences and could harm investor confidence and the market price of our ordinary shares.

The Company has material weaknesses in its controls and procedures required by Section 404 of the Sarbanes-Oxley Act of 2002. This material weakness may call into question the accuracy of our financial statements which could harm our business and adversely affect the trading price of our ordinary shares.

The Company is required to establish and maintain internal controls over financial reporting and disclosure controls and procedures and to comply with other requirements of the Sarbanes-Oxley Act and the rules promulgated by the SEC. The Company is required to provide management’s attestation on internal controls. The standards required for a public company under Section 404 of the Sarbanes-Oxley Act of 2002 are significantly more stringent than those required of a privately held company. Based on our assessment, as of December 31, 2021, we determined that there were material weaknesses in our internal control over financial reporting. We believe these material weaknesses mainly resulted from our not having sufficient personnel with appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP. There can be no assurance that the steps we have taken to remedy these material weaknesses will be effective. Any continued material weakness may result in investors believing they may not rely on the accuracy in our financial statements. This could cause our stock price to decline and any resulting material errors could cause us to have to restate our financial statements which would be costly and could further erode investor confidence.

There is no guarantee that our warrants will ever be in the money, and they may expire worthless and the terms of our warrants may be amended.

In addition to the warrants issued before January 1, 2018, at an exercise price of $6.00 per one-half of one share ($12.00 per whole share), A Warrants at an exercise price of $2.60 per one share which was adjusted to $1.18 per one share on January 19, 2019. All warrants are subject to adjustments. Warrants may be exercised only for a whole number of the Company’s ordinary shares. No fractional shares will be issued upon exercise of the warrants. There is no guarantee that the warrants will ever be in the money prior to their expiration, and they may expire worthless. The Series A Warrants are the Company’s only outstanding warrants prior to the Reverse Split and such warrants will expire on July 9, 2022.

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

Although we are making significant efforts to help our ordinary shares be listed on the Nasdaq Capital Market again, there can be no assurance that we will succeed or, if listed, that we will be able to comply with the continued listing standards of Nasdaq.

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

Risks Related to Our Ordinary Shares, the Warrants and this Offering

An active trading market for our ordinary shares and warrants has not developed on the OTCQB and may not develop in the future regardless of where our stock is quoted or listed. As a result, our shareholders may not be able to resell their ordinary shares.

Although our ordinary shares are quoted on the OTCQB, an active trading market for our ordinary shares has not developed. While we intend to apply to have our ordinary shares and warrants listed on The Nasdaq Capital Market, any such uplisting would likely require that we conduct a substantial financing which we may be unable to do. If we are unsuccessful in our uplisting, we would remain on the OTCQB which could inhibit our ability to cause an active trading market to develop. Even if we are successful in listing on the Nasdaq Capital Market, an active trading market for our shares may never develop or be sustained. We cannot predict the extent to which an active market for our ordinary shares or warrants will develop or be sustained if we are able to list such securities on Nasdaq. If an active market for our ordinary shares or warrants does not develop, it may be difficult for you to sell securities you own without depressing the market price for the shares or warrants, or at all.

Future issuance of our ordinary shares could dilute the interests of existing shareholders.

We may issue additional ordinary shares in the future. The issuance of a substantial number of ordinary shares could have the effect of substantially diluting the interests of our shareholders. In addition, the sale of a substantial amount of ordinary shares in the public market, in the initial issuance, in a situation in which we acquire a company and the acquired company receives ordinary shares as consideration and the acquired company subsequently sells its ordinary shares, or by investors who acquired such ordinary shares in a private placement, could have an adverse effect on the market price of our ordinary shares.

We have some warrants outstanding, and while these warrants are outstanding, it may be more difficult to raise additional equity capital.

As of December 31, 2021, we had outstanding warrants to purchase 623,078 ordinary shares. The holders of these warrants have the opportunity to profit from a rise in the market price of our ordinary shares. We may find it more difficult to raise additional equity capital while these warrants are outstanding. At any time during which these warrants are likely to be exercised, we may be unable to obtain additional equity capital on more favorable terms from other sources. Additionally, the exercise of these warrants will cause the increase of our outstanding ordinary shares, which could have the effect of substantially diluting the interests of our current shareholders.

Sales of a substantial number of shares of our ordinary shares in the public market by our existing shareholders could cause our share price to fall.

Sales of a substantial number of our ordinary shares in the public market, or the perception that these sales might occur, could depress the market price of our ordinary shares and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our ordinary shares. All of the shares owned by our directors, officers and shareholders that own over 5% of our ordinary shares on a fully diluted basis are subject to lock-up agreements with the underwriters of this offering that restrict such shareholders’ ability to transfer our ordinary shares for at least six months from the date of this prospectus. All of our outstanding shares held by our directors, officers and shareholders that own over 5% of our ordinary shares on a fully diluted basis will become eligible for unrestricted sale upon expiration of the lockup period, as described in the sections of this prospectus entitled “Shares Eligible for Future Sale” and “Underwriting.” In addition, shares issued or issuable upon exercise of options and warrants vested as of the expiration of the lock-up period will be eligible for sale at that time. Sales of shares by these shareholders could have a material adverse effect on the trading price of our ordinary shares. We intend to register the offering, issuance, and sale of all ordinary shares that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the “Underwriting” section of this prospectus. Also, we have granted “piggyback” registration rights to certain investors concurrently with the consummation of our IPO, in October 2014, pursuant to a Registration Rights Agreement. Upon the effectiveness of a future registration statement in which their shares are included pursuant to the exercise of these piggyback rights, these stockholders will be able to freely sell their ordinary shares in the public market without restriction, which sales could materially and adversely affect the trading price of our ordinary shares.

We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to reporting obligations that, to some extent, are more lenient and less frequent than those applicable to a U.S. issuer.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. publicly reporting companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time, and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, while U.S. domestic issuers that are not large accelerated filers or accelerated filers are required to file their annual reports on Form 10-K within 90 days after the end of each fiscal year, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information.

We have not paid cash dividends on our capital stock since 2017 and we do not anticipate paying any further dividends in the foreseeable future. Consequently, any gains from an investment in our ordinary shares will likely depend on whether the price of our ordinary shares increases, which may not occur.

We have not paid cash dividends our ordinary shares since 2017 and we currently intend to retain our future earnings, if any, to fund the development and growth of our business. In addition, the BVI Law imposes restrictions on our ability to declare and pay dividends. As a result, capital appreciation, if any, of our ordinary shares will be your sole source of gain for the foreseeable future. Consequently, in the foreseeable future, you will likely only experience a gain from your investment in our ordinary shares if the price of our ordinary shares increases beyond the price in which you originally acquired the ordinary shares.

The current and potential future application of the SEC’s “penny stock” rules to our ordinary shares could limit trading activity in the market, and our shareholders may find it more difficult to sell their shares.

If our ordinary shares continue to trade at less than $5.00 per share we will continue to be subject to the SEC’s penny stock rules. Penny stocks generally are equity securities with a price of less than $5.00. Penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. The broker-dealer must also make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a security that becomes subject to the penny stock rules. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our securities, which could severely limit their market price and liquidity of our securities. These requirements may restrict the ability of broker-dealers to sell our ordinary shares and may affect our shareholders’ ability to resell their ordinary shares.

In the event a market develops for our ordinary shares, the market price of our ordinary shares may be volatile.

In the event a market develops for our ordinary shares, the market price of our ordinary shares may be highly volatile. Some of the factors that may materially affect the market price of our ordinary shares are beyond our control, such as changes in financial estimates by industry and securities analysts, conditions or trends in the industry in which we operate or sales of our ordinary shares. These factors may materially adversely affect the market price of our ordinary shares, regardless of our performance. In addition, the public stock markets have experienced extreme price and trading volume volatility. This volatility has significantly affected the market prices of securities of many companies for reasons frequently unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of our ordinary shares.

If we are or become classified as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences as a result.

Generally, for any taxable year, if at least 75% of our gross income is passive income, or at least 50% of the value of our assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. For purposes of these tests, passive income includes dividends, interest gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income (including amounts derived by reason of the temporary investment of funds raised in offerings of our shares) and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. holders, and having interest charges apply to distributions by us and gains from the sales of our shares.

Our status as a PFIC will depend on the nature and composition of our income and the nature, composition and value of our assets (which, assuming we are not a “controlled foreign corporation,” or a CFC, under Section 957(a) of the Internal Revenue Code of 1986, as amended, or the Code, for the year being tested, may be determined based on the fair market value of each asset, with the value of goodwill and going concern value determined in large part by reference to the market value of our common shares, which may be volatile). Our status may also depend, in part, on how quickly we utilize the cash proceeds from this offering in our business. Based upon the value of our assets, including any goodwill, and the nature and composition of our income and assets, we do not believe that we were classified as a PFIC for the taxable year ended December 31, 2020 and we do not believe that we will be classified as a PFIC for the taxable year ending December 31, 2021 or in the immediately foreseeable future. Because the determination of whether we are a PFIC for any taxable year is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC in any taxable year. Accordingly, our legal counsel expresses no opinion with respect to our PFIC status for our taxable year ended December 31, 2018, and also expresses no opinion with regard to our expectations regarding our PFIC status in the future.

The tax consequences that would apply if we were classified as a PFIC would also be different from those described above if a U.S. shareholder were able to make a valid qualified electing fund, or QEF, election. At this time, we do not expect to provide U.S. shareholders with the information necessary for a U.S. shareholder to make a QEF election. Prospective investors should assume that a QEF election will not be available.

The intended tax effects of our corporate structure and intercompany arrangements depend on the application of the tax laws of various jurisdictions and on how we operate our business.

Significant judgment is required in evaluating our tax positions and determining our provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. For example, our effective tax rates could be adversely affected by changes in foreign currency exchange rates or by changes in the relevant tax, accounting and other laws, regulations, principles and interpretations. As we intend to operate in numerous countries and taxing jurisdictions, the application of tax laws can be subject to diverging and sometimes conflicting interpretations by tax authorities of these jurisdictions. It is not uncommon for taxing authorities in different countries to have conflicting views, for instance, with respect to, among other things, the manner in which the arm’s length standard is applied for transfer pricing purposes, or with respect to the valuation of intellectual property. In addition, tax laws are dynamic and subject to change as new laws are passed and new interpretations of the law are issued or applied. For example, on December 22, 2017, the Tax Cuts and Jobs Act was enacted, which introduced a comprehensive set of tax reforms. We continue to assess the impact of such tax reform legislation on our business and may determine that changes to our structure, practice or tax positions are necessary in light of the Tax Cuts and Jobs Act. Certain impacts of this legislation have been taken into account in our financial statements, including the reduction of the U.S. corporate income tax rate from the previous 35 percent to 21 percent. The Tax Cuts and Jobs Act in conjunction with the tax laws of other jurisdictions in which we operate, however, may require consideration of changes to our structure and the manner in which we conduct our business. Such changes may nevertheless be ineffective in avoiding an increase in our consolidated tax liability, which could adversely affect our financial condition, results of operations and cash flows.

If tax authorities in any of the countries in which we operate were to successfully challenge our transfer prices as not reflecting arms’ length transactions, they could require us to adjust our transfer prices and thereby reallocate our income to reflect these revised transfer prices, which could result in a higher tax liability to us. In addition, if the country from which the income is reallocated does not agree with the reallocation, both countries could tax the same income, potentially resulting in double taxation. If tax authorities were to allocate income to a higher tax jurisdiction, subject our income to double taxation or assess interest and penalties, it would increase our consolidated tax liability, which could adversely affect our financial condition, results of operations and cash flows.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they adversely change their recommendations or publish negative reports regarding our business or our shares, our share price and trading volume could decline.

The trading market for our ordinary shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. We do not have any control over these analysts, and we cannot provide any assurance that analysts will cover us or provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding our shares, or provide more favorable relative recommendations about our competitors, our share price would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

Corporate History and Structure of our PRC Operation

Roan Holdings Group Co., Ltd. (formerly DT Asia Investments Limited, or “DT Asia,” and subsequently China Lending Corporation) (the “Company,” “Roan,” “we,” “us” or “our”) is a British Virgin Islands company limited by shares. The Company was established on April 8, 2014 under the laws of the British Virgin Islands (“BVI”) as a shell company with the purpose of acquiring, engaging in share exchange, share reconstruction and amalgamation, purchasing all or substantially all of the assets of, entering into contractual arrangements, or engaging in any other similar business combination with one or more businesses or entities. The address of our principal executive offices is 147 Ganshui Lane, Yuhuangshannan Fund Town, Shangcheng District, Hangzhou, Zhejiang, China. Our current agent is SCS Secretarial Services Limited and its address is Room 703, 7th Floor, Beautiful Group Tower, 77 Connaught Road Central, Hong Kong.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC and state the address of that site (http://www.sec.gov). Our website is www.roanholdingsgroup.com. The information contained on our website is not incorporated by reference and does not form part of this annual report on Form 20-F.

We refer to “Item 5. Operating and Financial Review and Prospects” for the description of our recent investments. Apart from these investments, there have been no material capital expenditures in the last three years. The material divestitures are listed below under the title “Dispositions of China Roan Industrial-Financial Holdings Group Co., Limited and subsidiaries”.

On July 6, 2016, the Company consummated a business combination (the “First Business Combination”) with Adrie Global Holdings Limited (“Adrie”) and its subsidiaries and variable interest entity (“VIE”) by acquiring from the shareholders of Adrie all of outstanding equity interests of Adrie in exchange for 20 million ordinary shares of DT Asia and a purchase price of $200.0 million. Adrie, through its subsidiaries and VIE, was engaged in the business of providing loan facilities to micro, small and medium sized enterprises (“MSMEs”) and sole proprietors in Xinjiang Uyghur Autonomous Region (“XUAR”) of the People’s Republic of China (“PRC”). As a result of the business combination, shareholders of Adrie became the controlling shareholders of the Company, and Adrie became a subsidiary of the Company. For financial reporting purpose, the consolidated assets, liabilities and results of operations of Adrie became the historical financial statements of the Company, and the Company’s assets, liabilities and results of operations were consolidated with that of Adrie beginning on the acquisition date. Immediately following the First Business Combination, the Company’s name was changed from DT Asia to China Lending Corporation (“CLDC”).

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

China Roan Industrial-Financial Holdings Group Co., Ltd. (中国融安产融控股集团有限公司) (“Roan HK” or “RAHK”) (formerly China Feng Hui Financial Holding Group Co., Ltd, and subsequently, China Fenghui Industrial-Financial Holding Group Co. Ltd.) is a wholly-owned subsidiary of Adrie. It was established on February 11, 2015 under the laws of the Hong Kong Special Administrative Region (“Hong Kong”) of the PRC. It is a holding company and conducts business through its direct and indirect subsidiaries. On September 30, 2021, the Company disposed Roan HK and its subsidiaries, Xinjiang Feng Hui Jing Kai Direct Lending Limited (新疆丰汇经开小额贷款有限公司) (“Jing Kai”).

Fortis Industrial Group Limited (富通产业集团有限公司) (“Fortis” or “FIG”,formerly called Fortis Health Industrial Group Limited or 富通健康产业集团有限公司) was established on December 30, 2019 under the laws of Hong Kong. It is a wholly owned subsidiary of Adrie. It is a holding company and conducts business through its direct and indirect subsidiaries.

Yifu Health Industry (Ningbo) Co., Ltd. (怡福健康产业（宁波）有限公司) (“Yi Fu”) is a wholly-owned subsidiary of Fortis and is engaged in healthcare related professional services business. Prior to August 7, 2020, Yi Fu conducted financial leasing business under its prior corporate name of Ningbo Ding Tai Financial Leasing Co., Ltd. (宁波鼎泰融资租赁有限公司) (“Ding Tai”). Ding Tai was established in December 19, 2016 under the laws of the PRC for the purpose of engaging in financial leasing business. In July 2020, Roan HK transferred 100% of YiFu’s equity interest to Fortis, which is 100% owned by the Company.

Hangzhou Zeshi Investment Partnership (Limited Partnership) (杭州泽时投资合伙企业(有限合伙) (“Hangzhou Zeshi”) was formed on November 29, 2018 under the laws of the PRC. It is a limited partnership with 98.04% of its interest owned by Yi Fu, its general partner, and the remaining 1.96% is owned by Zeshi Insurance (discussed below). It is primarily engaged in asset management business.

Through Hangzhou Zeshi, we provide new supply chain financing services, including a business factoring program, financing products design, related corporate financing solutions, investments and asset management, as part of our restructuring plan implemented in 2019.

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

A joint venture, Yijia Travel (Hangzhou) Digital Technology Co. Ltd. (易佳行旅（杭州）数字科技有限公司) (“Yijia Travel”), was incorporated on August 2, 2021 under the laws of the PRC. The Company and the Company’s business partner, Shuzhiyun Holdings (Beijing) Co., Ltd. (“Shuzhiyun”), who signed an agreement with the Company to vote in concert, own 35% and 30%, respectively, of its interest. Yijia Travel (Hangzhou) Digital Technology Co. Ltd. (“Yijia Travel”) owns the remaining 30% equity in the joint venture. Yijia Travel provides business travel services.

A joint venture, Fine C+ Health (Hangzhou) Technology Limited (乐享未来健康科技（杭州）有限公司) (“FINE C+ Health”), was incorporated on October 14, 2021 under the laws of the PRC. The Company’s subsidiary, Yi Fu and the Company’s business partner, Shuzhiyun, who signed an agreement with the Company to vote in concert, own 40% and 30%, respectively, of its interest. Shanghai Jingmu Information Technology Co. Ltd. (“Jingmu”) owns the remaining 30% equity in the joint venture. FINE C+ Health provides online medical consultation and traditional Chinese medicine.

A joint venture, FINE C+ Digital Technology (Hangzhou) Limited (乐享未来数字科技（杭州）有限公司) (“FINE C+ Digital”), was incorporated on November 8, 2021 under the laws of the PRC. The Company and the Company’s business partner, Shuzhiyun, who signed an agreement with the Company to vote in concert, own 45% and 30%, respectively, of its interest. Shenzhen Geile Information Technology Co., Ltd. (“Harvest”, formerly called “Shenzhen Harvest Business Ltd., Co.”), owns the remaining 25% equity in the joint venture. FINE C+ Digital offers lifestyle consumer services including cross-platform clearing and settlement services for consumer reward rights and interests.

A joint venture, FINE C+ Interactive Technology (Hangzhou) Limited (乐享未来互动科技（杭州）有限公司) (“FINCE C+ Interactive”) was incorporated on November 8, 2021 under the laws of the PRC. The Company and the Company’s business partner, Shuzhiyun, who signed an agreement with the Company to vote in concert, own 35% and 14%, respectively, of its interest. Flourishing Technology Inc. (“Flourishing”) and media interactive technology experts owns the remaining 51% equity in the joint venture. FINE C+ Interactive provides cultural and tourism services, education development industry business and personal financial services.

A joint venture, FINE C+ Entertainment Technology (Hangzhou) Limited (乐享未来娱乐科技（杭州）有限公司) (“FINE C+ Entertainment”) was incorporated on December 22, 2021 under the laws of the PRC. FINE C+ Interactive and the Company’s business partner, Shuzhiyun, who signed an agreement with the Company to vote in concert, own 35% and 35%, respectively, of its interest. Harvest Horn (Beijing) Marketing Co., Ltd. (“Harvest Horn”) owns the remaining 30% equity in the joint venture. FINE C+ Entertainment provides theme park designing service

As of the date of this report, the Company has not paid for this investment of RMB 2,000,000 (approximately $313,844).

Dispositions of China Roan Industrial-Financial Holdings Group Co., Ltd. and subsidiaries

Prior to September 30, 2020, Feng Hui Ding Xin (Beijing) Financial Consulting Co., Ltd. (“Ding Xin”) was a wholly-owned subsidiary of Roan HK licensed to provide financial advisory services, and its Urumqi branch office primarily provided financial services to third-party direct lending companies in Xingjiang. Zhiyuan Commercial Factoring (Guangzhou) Co., Ltd. (“Zhiyuan”) was a 99%-owned subsidiary of Ding Xin which had engaged in business factoring program, financing products design, related corporate financing solutions, investments and asset management.

Due to the slowdown of the Chinese economy and policy changes related to loans to MSMEs, the direct loan business to MSMEs became difficult in China and the Company determined to exit that business. On September 30, 2020, Roan HK entered into an agreement (the “Agreement”) with Urumqi Fengxunhui Management Consulting Co., Ltd. (“Fengxunhui” or the “Purchaser”), pursuant to which Roan HK transferred 100% of the equity of Ding Xin, including Ding Xin’s interests in its Urumqi branch office and Zhiyuan, in exchange for a total consideration of approximately $15,326 (RMB 100,000). As a result of the disposition, the Company no longer conducted direct loan business. When Roan HK was disposed on September 30, 2021, the purchase price had not been paid.

Xinjiang Xin Quan Financial Leasing Co., Ltd. (“Xin Quan”) was a 60%-owned subsidiary of Roan HK engaged in financial leasing service before its dissolution on April 28, 2021. During the 2020 fiscal year, Xin Quan ceased its operations.

On September 17, 2021, the Company signed an equity transfer agreement to sell 100% of the equity interest it held in Roan HK, a holding company that has no business operations, to Yuanjia Asset Management Co. Ltd. (“Yuanjia”), a BVI company, for a total of approximately $282 (HK$2,200). The transaction was closed on September 30, 2021. The net assets of Roan HK were negative $492,495 as of September 30, 2021, resulting in a gain on deconsolidation of $492,777 and other comprehensive loss of $2,494. Roan HK’s subsidiary, Jing Kai was disposed at the same time.

Lixin Financial Holdings Group Limited and Subsidiaries

Lixin Financial Holdings Group Limited (“Lixin Cayman”) was established on October 25, 2017 under the laws of the Cayman Islands as an exempt company. It is a holding company and does not have substantial operations. It conducts its business through its direct and indirect subsidiaries.

In January 2019, the Company acquired 1% of the equity interest in Zhejiang Lixin (defined below) for RMB 2,858,600. On June 14, 2019, the Company entered into a Share Purchase Agreement (the “SPA”) with Lixin Cayman and certain shareholders of Lixin Cayman to acquire a controlling interest in Lixin Cayman. Pursuant to the SPA, the Company acquired a 65.0177% interest in Lixin Cayman from its selling shareholders in exchange for ordinary shares of the Company to be issued to the selling shareholders for a total value of RMB 276.00 million (later adjusted to $31.09 million (RMB 217.88 million) (“Lixin Acquisition”).  On August 23, 2019, the parties entered into a supplementary agreement to amend the form of payment of the purchase price. Pursuant to the supplementary agreement, Lixin shareholders agreed to receive non-voting preferred shares that will have the right to be converted into common shares after two years from the closing date of the acquisition. The transaction was closed on December 20, 2019 upon the Company’s issuance of 291,795,150 Class B convertible preferred shares to the selling shareholders. These convertible preferred shares are embedded with liquidation preference and dividend preference but with no voting rights. Following the second anniversary of the closing date, preferred shares may be convertible to the equal number of ordinary shares or can be redeemed at a conversion price calculated at the average closing price per share for ninety consecutive trading days before the conversion date. On December 22, 2021, the Board of Directors passed the resolution which changed 2 years to 30 months. As of the date of this report, there was no shares redeemed or converted.

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

Zhejiang Lixin Enterprise Management Holding Group Co., Ltd. (浙江励信企业管理集团有限公司) (“Zhejiang Lixin”) was incorporated on July 3, 2015 under the laws of the PRC. Lixin HK owns 99% of Zhejiang Lixin equity interest and Fortis owns the remaining 1%. Following its reorganization completed in 2018, it became the controlling shareholder of Zhejiang Jingyuxin (discussed below). It is a financial service company providing comprehensive financial solutions and services including guarantee services and related assessment and management services.

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

Our Business

We are a financial, insurance and healthcare related solutions company serving individuals and micro-, small- and medium-sized enterprises (“MSMEs”) in China. In 2021, the Company expanded its business to provide industrial operation services based on the Company’s past experience, capability, customer resources, market channels, relationships with institutional organizations and government relations.

Our business has experienced substantial changes in the recent years. Following our business combination with Adrie, the original China Lending Group was a PRC-based group of companies specializing in providing loan facilities to MSMEs and sole proprietors in Xinjiang.  Due to the slowdown of the Chinese economy and policy changes related to loans to MSMEs, since 2018, we have adjusted our business models and substantially reduced direct loan business starting in 2018 and didn’t renew any pre-existing loans in 2019. In September 2020, we disposed the direct lending business from the company.

In 2019, the Company acquired a 65.0177% interest in Lixin Financial Holdings Group Limited (“Lixin Cayman”), through its subsidiaries, provides a wide range of financing solutions and related peripheral services, including financial management, assessment and consulting services, debt collecting services, and financial guarantee services to individuals and MSMEs in China. After the Lixin Acquisition closed in December 2019, our customers were MSMEs and individual proprietors located in Zhejiang Province and Guangdong Province. Those customers were involved in the commerce and service, real estate, technology promotion and application services, construction, finance, wholesale and retail and other industries.

For the year ended December 31, 2021, the Company conducted management and assessment services, financial guarantee, financial consulting business, healthcare service and industrial operation services.

As of December 31, 2021, the Company had cash balance of $1,947,142 and a positive working capital of $51,940,172. In addition to the cash balance, the working capital was mainly comprised of restricted cash of $29,693,689, accounts receivable of $6,929,529, loan receivable due from third parties of $23,751,471 and other receivables of $656,835. The balances of these assets are expected to be repaid on maturity dates and will also be used for working capital.

COVID-19 Impact Update

In December 2019, a novel strain of coronavirus (COVID-19) was first identified in China and has since spread rapidly globally and resulted in new variants. The outbreak of COVID-19 has resulted in quarantines, travel restrictions, and the temporary closure of offices and business facilities globally. In March 2020, the World Health Organization declared the COVID-19 a pandemic. In 2020 and 2021, COVID-19 had a material impact on our business, financial condition, and results of operations, including, but not limited to, the following:

●	We temporarily closed our offices from late January to March 2020, as required by relevant PRC regulatory authorities. Our offices were subsequently reopened pursuant to local guidelines. In the first half of 2020, the pandemic caused disruptions in our operations, which resulted in delays in our services to certain of our customers.

●	Our customers were negatively impacted by the pandemic, which reduced the demand for our services. As a result, our revenue and income were negatively impacted in the first half of 2020.

●	In December 2021, Shangyu District, Shaoxing City, Zhejiang Province, where the subsidiary company Zhejiang Jingyuxin Financing Guarantee Co., Ltd. is located, was closed and suspended due to the epidemic, resulting in delays in our services to some customers. After the lockdown was lifted on December 31, 2021, operations resumed.

After the second quarter of 2020, the COVID outbreak in China was gradually controlled. Our business initially returned to normal operations, although management assessed that our results of operations had been negatively impacted for the year. In 2021, Omicron variants emerged, resulting in continued disruption to our business and the global economy and supply chain. COVID-19 could continue to adversely affect our business and results of operations in 2022 if any COVID resurgence causes significant disruptions to our operations or the business of our customers, logistics and service providers. If any new outbreak of COVID-19 is not effectively and timely controlled, or if government responses to outbreaks or potential outbreaks are severe or long-lasting, our business operations and financial condition may be materially and adversely affected as a result of the deteriorating market outlook, the slowdown in regional and national economic growth, weakened liquidity and financial condition of our customers or other factors that we cannot foresee. Any of these factors and other factors beyond our control could have a material adverse effect on the overall business environment, cause uncertainties in the regions where we conduct business, and could materially and adversely impact our business, financial condition and results of operations.

Our Major Services

The followings are the major services and products provided by the Company during fiscal year 2021:

1. Loans to third parties

Zhejiang Lixin, LAM, Hangzhou Zeshi and Yi Fu provide loans to third parties and charge a fixed rate interest on the loans. The Company recorded interest on third parties loans of $2,113,918, and $2,131,447 for fiscal year 2021 and 2020, respectively.

2. Guarantee and consulting services: financial and non-financial

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

(2) Consulting services for financial guarantee customers

Zhejiang Lixin provided financial consulting services to financial guarantee customers. Pursuant to the contracts with customers, Zhejiang Lixin facilitated financial guarantee services between customers and financial guarantors, and charged referral fees at a fixed amount. The performance obligations are completed and control of the service is transferred at the inception of financial guarantee period. Transaction prices are generally paid upon successful facilitation.

The Company recorded commission and fee income on guarantee services of $399,527 and $285,606 for fiscal year 2021 and 2020, respectively.

Under the financial guarantee service agreements, banks, other financial institutions and creditors who provide loans to the Company’s guarantee service customers, generally require the Company, as the guarantor of the loans, to deposit cash of 10% to 20% of the guaranteed amount into an escrow account which is restricted from use. The Company records interest received on the restricted cash pledged as revenue. The Company recorded interest on restricted cash of $300,749 and $348,389 for fiscal year 2021and 2020, respectively.

3. Management and assessment services

Hangzhou Zeshi and Zhejiang Lixin provided the following management and assessment services for the factoring and direct loan customers:

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

Revenue from management and assessment service was $440,254, $19,676 for fiscal year 2021 and 2020, respectively.

The company will continuously develop management & assessment services in 2022. Subsidiaries of both Adrie and Lixin Cayman cooperate closely to expand business territories, share business resources of each other and strengthen the Company’s competitiveness.

4. Consulting services related to debt collection

Lixin Cayman subsidiaries also provides consulting services relating to debt collection with certain factoring companies. The debt collection services involved commitments of 1) assisting the customers to obtain court judgments on outstanding debt, and the Company recognized revenue over period towards completion of the performance by using input method based on the staff cost incurred, and 2) assisting the customers to receive repayment on outstanding debt, the Company recognized revenues upon collection of outstanding debts. The transaction price is allocated to each performance obligation based on the relative standalone selling prices of the services being provided to the customer.

In fiscal year 2021, our consulting services, especially deb collection related operations, were affected by the pandemic. As a result of the quarantines, office closings and travel restrictions, asset auctions and the enforcement process presided by the courts, asset valuations by valuation companies, and debt collections were disrupted and delayed for some of our customers. Our services to those customers and operating results were adversely impacted by the pandemic related delays.

Revenue from debt collection service was $206,792 and $2,108,477 for fiscal year 2021 and 2020, respectively.

5. Industrial operation services

After nearly 10 years of development, the Company’s financing service business has served more than 500 companies in various industries, including finance, asset management, supply chain management and financial advisory. This has enabled the Company to better understand the growth of different industries, the policy environment, industrial ecology, development trends, the potential problems in operations and their solutions, capital, government cooperation, market environment and other aspects. The Company has also accumulated a wide range of customers, market resources, financial institutions and capital service resources, and the Company has significant experience in government liaison and cooperation. At the same time, through continuous training of the core management team, development of new business entities and team integration, the Company has been able to set up an experienced management team with experience in international companies, listed companies, and top institutions in the field of science, technology and consumer services.

In 2021, the Company expanded its business to provide industrial operation services based on the Company’s past experience, capability, customer resources, market channels, relationships with institutional organizations and government relations.

On December 31, 2021, Hangzhou Zeshi, a wholly-owned subsidiary of the Company, entered into an agreement with ZhongTan Future New Energy Industry Development (Zhejiang) Co., Ltd. (“ZhongTan Future”), which has an advanced international scientific and technological R&D team in the field of new energy and semiconductor materials for the marketing and growth of these products. Pursuant to the agreement, Hangzhou Zeshi will provide supply chain financial services, financial leasing services and industrial operation services, etc. Revenue of $146,245 was recognized during the year ended December 31, 2021 after the target customer was located, due diligence and initial negotiation was completed and requirements of ZhongTan Future were met.

6. Health management, health insurance and other health related services

In 2020, the Company began and expanded the provision of health management, innovation insurance, healthcare and consumer financing services to the employees of large institutions.

On December 30, 2019, we incorporated Fortis Industrial Group Limited (former name Fortis Health Industrial Group Limited) (“Fortis” or “FIG”,) in Hong Kong. On February 28, 2020, we incorporated Zeshi Insurance to conduct insurance technology business. On March 3, 2020, we incorporated Zeshi Health to conduct health management, health big data management, and health information management based on blockchain technology.

During 2020, the Company established long-term partnerships for innovative insurance services, smart health medical services, data mining, and operations with a variety of insurance service partners, medical service partners, and technology and big data partners. The Company also signed several cooperation agreements with its business partners to jointly develop health insurance products and markets for fetal and neonatal congenital heart diseases, middle-aged and older adult cardiovascular and cerebrovascular diseases, stroke and other diseases, newborn deformity insurance

Due to the negative impact of Covid-19 pandemic, many of the Company’s health projects was suspended or delayed. During 2021, the Company continuously improved the accuracy of the algorithm model for the artificial intelligence screening auxiliary system for the diagnose of fetal and neonatal congenital heart disease. The Company also optimized the newborn deformity insurance products for these diseases.

On December 30, 2020, Zehshi Health, the 100% subsidiary of the Company, signed an exclusive distribution agreement with Furuikang to sell FuruiKang is a related party with the Company whose shareholder is a beneficial owner of the Company. The products are expected to launch in the second half year of 2022.

On October 14, On June 8, 2021, the Company entered a ten-year cooperation agreement with Furui Health Industry Development (Zhejiang) Co, Ltd. (“Furui Health”) and Furuikang Biomedical Technology (Zhejiang) Co, Ltd. (“Furuikang”) to promote the transformation and industrialization of Furuikang’s technical achievements in tumor adjuvant therapy and postoperative rehabilitation of tumor patients in the Chinese market.

On June 20, 2021, the Company entered a ten-year cooperation agreement with Shuzhiyun Holdings (Beijing) Co., Ltd. (“Shuzhiyun”) to promote the transformation and industrialization of Shuzhiyun’s birth defect screening technology achievements in the Chinese market.

2021, the Company’s subsidiary, Yi Fu signed a cooperation agreement with Shuzhiyun and Shanghai Jingmu Information Technology Co. Ltd. (“Jingmu”), to set up a joint venture to provide online medical consultation and traditional Chinese medicine, FINE C+ Health (Hangzhou) Technology Limited (“FINE C+ Health”). In January 2022, FINE C+ Health obtained the “drug information services on the internet certificate” issued by the State Food and Drug Administration of China and set up the Wechat service application.

Business Strategies

The Company acquired 65.0177% shares of Lixin Cayman in December 2019, which provides financial services and disposed Roan HK in September 2021, which was mainly involved in the direct lending business. They were mainly involved in the direct lending business. The Company now provides various financial services to its MSME customers. The Company will continue focusing on capital advisory services which require less assets, less capital investment and lower-risk.

In 2021, the Company further optimized its strategic planning and business layout based on the Company’s past experience, capability, customer resources, market channels, relationships with institutional organizations and government relations. The Company also completed the restructuring of its operations, established a new management team, optimized the decision-making ability of the board of directors, integrated all resources, and upgraded the businesses services and products to meet the needs for the Company’s future development.

Through continuous optimization and improvement, the Company has combined its industrial capital service experience, resources, and its capabilities to industries which have good growth prospects.

We intend to implement the following three strategies to expand and grow the size of our businesses:

a. Continue to expand our financial services to different regions

We start from Zhejiang Province. Zhejiang Province is the frontline of internet development in China and an economically active area. We are based in Hangzhou, the capital city of Zhejiang and are developing the new business in Zhejiang. We plan to continue to expand our regional coverage. While based upon the Zhejiang market, the Company plans to actively expand to economically developed regions such as the Yangtze River Delta and the Pearl River Delta.

b. Explore opportunities in industrial operation services

We are relying on our advantages in the financial services to expand our industrial operation services. While providing financial services to our customers, our management team has built up managing experience in the fields of different industries. We have also accumulated a wide range of customers, market resources, financial institutions and capital service resources. Management’s experience in customer relationships, government cooperation, the management of resources and their ability to take an innovative approach to products and services have enabled us to provide better solutions and services to our partners, including companies and the government.

We plan to provide industrial operation services to the companies in technology industries with high growth and global market demand and the urban life service industry which is closely related to improving the quality of people’s life. The technology industry focuses on the needs of the local government for industrial economic development and the needs of the companies for the commercialization of leading scientific and technological products in the field of new energy and semiconductors, We believe this will help further develop long-term and sustainable industrial capital service customers and projects.

While firmly focusing on the target industries and maintaining revenue growth, we will share operating income and industry development opportunities through joint ventures and equity participation, and will look for any listing opportunity for any relevant projects in the capital markets.

Through the two strategic business sectors, we have obtained the long-term operating rights for some new technologies, products and services in the fields of new energy, health services, semiconductor, culture and tourism. Our goal is to realize any gains form capital and resource appreciation, and improve revenue and profit sharing from operations

The Company’s financial service sales team works closely with other financial institutions to provide financing services to its customers. For loans to third parties, the Company receives monthly interest. For guarantee and consulting services, the Company receives fees and commissions either in full at inception or in instalments during the guarantee period. For the management and assessment services and consulting services related to debt collection, the Company receives instalments service fees based on the project progress and results.

The Company’s management team actively explores industrial operation service opportunities while providing financial services to its customers. Through long-term cooperation agreements, the Company locks in close and long-term cooperation with its customer and charges services fees according to project progress and achievements;

The Company sells its health products directly to its customers. The Company plans to sell the products through direct on-line marketing and through off-line sales distributors in the future.

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

Certificates

Our subsidiary Zhejiang Jingyuxin was issued a PRC Financing Guarantee Organization Operation Permit by Zhejiang Commission of Economy and Informatization on May 17, 2016 with a term of five years. We had renewed and received the new permit in September 2021. The permit authorizes Zhejiang Jingyuxin to operate the guarantee business, and related financial consulting and consulting agent business in China.

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

While we plan to achieve a competitive advantage by adopting various business strategies including exploring business in the Internet + Healthcare area, we face the competition from the companies much bigger than us and with a longer history. For example, Ping’an good doctor service offering focuses on online diagnosis, consumption diagnosis, health mall, health management and health interaction. Ali Health started from online medicine, and is building a big health closed loop by developing internet diagnosis, intelligent treatment, consumption diagnosis and source tracking service. Huarun Medicine, as a top medicine enterprise, has strong supply chain and rich client resources and is developing its platform by applying internet technology.

Seasonality

Our main business does not have significant seasonality.

Government Regulation

The Company’s operations are subject to extensive and complex state, provincial and local laws, rules and regulations. We are supervised by a variety of provincial and local government authorities, including CBRC, PBOC, local tax bureaus, local Administration for Market Regulation, local Bureau of Finance, local Administration of Foreign Exchange and local employment departments. The areas include Zhejiang Province and Tianjin City.

Summaries of Certain Key PRC Laws

Below are summaries of the material terms of PRC laws applicable to our businesses.

No.	Regulation name	Main regulatory content
1	Civil Code

Article 577 If a party fails to perform its obligations under a contract, or its performance fails to satisfy the terms of the contract, it shall bear the liabilities for breach of contract such as to continue to perform its obligations, to take remedial measures, or to compensate for losses.

Article 610. Where the subject matter does not meet quality requirements, and as a result it is impossible to realise the objectives of the contract, the purchaser may refuse to accept the subject matter or may dissolve the contract. Where the buyer refuses to accept the subject matter or rescinds the contract, the risk of damage to or missing of the subject matter shall be borne by the seller.

2	Company Law

Article 6 To establish a company, an application for establishment registration shall be filed with the company registration authority. If the application meets the establishment requirements of this Law, the company registration authority shall register the company as a limited liability company or joint stock limited company. If the application does not meet the establishment requirements of this Law, it shall not be registered as a limited liability company or joint stock limited company.

If any law or administrative regulation provides that the establishment of a company shall be subject to approval, and relevant approval formalities shall be gone through prior to the registration of the company.

The general public may go to a company registration authority to search and consult the registration information filed by a company and the authority shall provide the research services for the public.

3	Labor Contract Law

Article 4 Employers shall establish and perfect labor bylaws so as to ensure that workers can enjoy labor rights and perform labor obligations.

Where employers constitute, modify or determine such bylaws or significant matters in direct relation to the real benefits of workers as the remuneration, working time, rest and vacation, work safety and health care, social insurance and welfare, job training, job discipline or quota management, the draft thereof shall be discussed at the workers’ congress or by all the workers, which shall bring forward schemes and opinions. The aforesaid bylaws and significant matters shall be determined after equal consultation by employers and labor union or representatives of workers.

During the process of the implementation of the aforesaid bylaws and significant matters, the labor union or the workers is/are entitled to require the employer to modify or improve them through consultations if it/they find them improper.

The employers shall publicize the bylaws and significant matters in direct relation to the real benefits of the workers or inform the workers.

Article 38 In the case of any of the following circumstances occurring to an employer, workers may discharge the labor contract:

(3) It fails to pay social security premiums for the workers according to law;

Article 46 In the case of any of the following circumstances, employers shall make an economic compensation to the workers:

(1) Any worker discharges the labor contract according to Article 38 of this Law;

4	Product Quality Law	Article 43 If damages are done to the person or properties of others due to the defects of products, the victims may claim for compensation either from the producers or sellers. If the responsibility rests with the producers and the compensation is paid by the sellers, the sellers have the right to recover their losses from the producers. If the responsibility rests with the sellers and the compensation is paid by the producers, the producers have the right to recover their losses.

5	Foreign Investment Law

Article 21 Foreign investors’ capital contribution, profits, capital gains, assets disposal income, intellectual property license fees, legally obtained damages or compensation, liquidation proceeds, etc., may be freely remitted to overseas in RMB or foreign exchange according to law.

Article 28 Foreign investors shall not invest in the areas where investment is prohibited under the negative list for the admission of foreign investment.

Foreign investors shall meet the conditions set forth in the negative list for the admission of foreign investment to invest in the areas where investment is restricted under the negative list.

Management of foreign investment in the areas beyond the negative list shall be implemented in accordance with the principle of equality between domestic and foreign investment.

Article 34 The State establishes a system for foreign investment information reporting. Foreign investors or foreign-invested enterprises shall submit investment information to the competent commerce departments through the enterprise registration system and the enterprise credit information publicity system.

The content and scope of the foreign investment information report shall be determined in accordance with the principle of necessity; the investment information that can be obtained through the inter-department information sharing system shall not be required to be submitted again.

Article 36 Where a foreign investor invests in the areas, which are specified by the negative list for the admission of foreign-investment as prohibited areas, the relevant competent department shall order it to stop the investment activities, and dispose of the shares, assets or take other necessary measures within a specified time limit, and restitute to the status before the investment was made; If there is illegal income, it shall be confiscated.

Where the investment activities of a foreign investor violates the special management measures for the admission of foreign-investment regarding restricted areas in the negative list, the relevant competent department shall order the correction within a specified time limit and take necessary measures to meet the conditions set forth by the special management measures for the admission of foreign-investment; if no corrections have been made within the time limit, the provisions of the preceding paragraph shall be applied.

Where the investment activities of a foreign investor violates the special management measures for the admission of foreign-investment in the negative list, in addition to the provisions of the preceding two paragraphs, it shall also bear corresponding legal liabilities under the law.

Article 37 If a foreign investor or a foreign-invested enterprise violates the provisions of this Law and fails to submit investment information in accordance with the requirements of the foreign investment information reporting system, the competent commerce department shall order it to make corrections within a specified time limit; if no corrections have been made within the time limit, a fine of more than 100,000 yuan and less than 500,000 yuan shall be imposed.

6

Circular of the SAFE on Issues Related to Foreign Exchange Administration in Terms of Overseas Investment and Financing via Special Purpose Companies and Return Investment by Domestic Residents

（Huifa No.37〔2014〕）

XV. If domestic residents or the domestic companies that they control, directly or indirectly, remit capital to SPVs through false or structured transactions, they shall be punished by the SAFE in accordance with Article 39 of the Regulations on Foreign Exchange Administration of the People’s Republic of China.

Domestic residents who fail to carry out the foreign exchange registration, to truthfully disclose information on the actual controller of the companies that make the round-trip investments, or make false commitments shall be punished by the SAFE in accordance with Paragraph 5 of Article 48 of the Regulations on Foreign Exchange Administration of the People’s Republic of China.

Domestic residents who fail to carry out the foreign exchange registration, to truthfully disclose information on the actual controller of the companies that make the round-trip investments, or make false commitments but have capital outflows shall be punished by the SAFE in accordance with Article 39 of the Regulations on Foreign Exchange Administration of the People’s Republic of China. If these residents have capital inflows or foreign exchange settlements, they shall be punished by the SAFE in accordance with Article 41 of the Regulations on Foreign Exchange Administration of the People’s Republic of China.

Domestic residents and SPVs that fail to declare the required BOP statistics for cross-border receipts and payments shall be punished by the SAFE in accordance with Paragraph 1 of Article 48 of the Regulations on Foreign Exchange Administration of the People’s Republic of China.

7	Circular on Further Simplifying and Improving Policies for Foreign Exchange Administration for Direct Investment （Huifa No.13〔2015〕）

II. Simplifying procedures for some transactions of foreign exchange for direct investment

(I) Simplifying registration management for confirmation of capital contribution by a foreign investor under domestic direct investment. The registration for confirmation of non-monetary capital contribution by a foreign investor under domestic direct investment and registration for confirmation of capital contribution by a foreign investor for acquisition of a Chinese shareholder’s equity are cancelled. The registration for confirmation of monetary contribution by a foreign investor is replaced with registration for accounting entry of monetary contribution for domestic direct investment. If the foreign investor makes capital contributions in cash (including cross-border spot exchange and RMB), the opening bank can handle registration for accounting entry of monetary contribution for domestic direct investment upon receipt of relevant capital funds directly through the capital accounting formation system of the SAFE, and the capital funds can be used only after the registration.

(II) Canceling filing of foreign exchange for overseas reinvestment. Foreign exchange filing will no longer be required for overseas reinvestment for establishment of or control over another overseas enterprise by an overseas enterprise established or controlled by a domestic investment entity.

(III) Canceling annual check of foreign exchange for direct investment and replacing it with registration for accumulated equity. Data on accumulated equity in domestic direct investment and/or overseas direct investment (collectively, the accumulated equity in direct investment) as at the end of the last year shall be reported through the capital account information system of the SAFE by relevant market entity itself or by an accounting firm or a bank before and on September 30 every year.

8	Measures for Registration for the Record of Foreign Trade Operators

Article 2　Foreign trade operators that engage in the import and export of goods or technology shall handle record filing and registration with the Ministry of Commerce of the People’s Republic of China （MOFCOM） or an authority appointed by MOFCOM, except where laws, administrative regulations and MOFCOM stipulate that no record filing or registration is required.

If a foreign trade operator fails to handle record filing and registration in accordance with these Procedures, customs shall not carry out the procedures for declaration， and inspection and release of the imports and exports.

9	Guidelines for Business Cooperation between Banking Financial Institutions and Financial Guarantee Companies

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

(3) Other legal compliance business.

10	Regulations on the Supervision and Administration of Medical Devices

Article 40. To engage in medical device business activities, there should be business premises and storage conditions commensurate with the business scale and scope, and a quality management system and personnel.

Article 41. For Class II medical device business, the business enterprise shall file with the food and drug regulatory department of the municipal people’s government at the districted level and submit the certification materials that it meets the conditions specified in Article 40 of these regulations.

Article 45. When purchasing medical devices, the medical device business enterprises and users shall check the qualification of suppliers and the qualification certificates of medical devices, and establish a record system for purchase inspection. The enterprises engaged in wholesale business of class II and class III medical devices and retail business of class III medical devices shall also establish a sales record system. The record items include: (1) name, model, specification and quantity of medical devices, (2) the production batch number, validity period and sales date of medical devices, (3) the name of the production enterprise, (4) the name, address and contact information of the supplier or the buyer, (5) relevant license document number, etc. Purchase inspection records and sales records shall be true and shall be kept within the time limit specified by the Food and Drug administration under the State Council. The State encourages the use of advanced technical means for recording.

Article 47. The transportation and storage of medical devices shall meet the requirements of the instructions and labels of medical devices. If there are special requirements for temperature, humidity and other environmental conditions, corresponding measures shall be taken to ensure the safety and effectiveness of medical devices.

Article 55. The medical device business enterprises and users shall not operate or use medical devices that have not been registered in accordance with the law, have no qualification certificates, and have expired, invalid or eliminated.

Article 60 The medical device advertisements shall be true and legal, and shall not contain false, exaggerated or misleading contents.

The medical device advertisement shall be examined and approved by the Food and Drug Administration Department of the People’s Government of the province, autonomous region or municipality directly under the central government where the medical device manufacturer or the imported medical device agent is located and the approval document for the medical device advertisement shall be obtained. When the advertisement publisher publishes advertisement for medical device, it shall check the approval document and its authenticity in advance. It shall not publish advertisement for medical device that has not been approved, the authenticity of the approval document has not been verified, or the content of the advertisement is inconsistent with the approval document. The Food and Drug Administration Departments of the People’s Governments of provinces, autonomous regions and municipalities directly under the central government shall publish and timely update the approved medical device advertisement catalogue and the approved advertisement content.

The Food and Drug Administration Department of the People’s Government at or above the provincial level shall order to suspend the production, sale, import and use of medical devices, and shall not publish advertisements involving the medical devices during the period of suspension.

The measures for the examination of medical device advertisements shall be formulated by the Food and Drug Administration Department of the State Council and Administration Department for Industry and Commerce of the State Council.

Article 62. Medical device manufacturers and users shall monitor the adverse events of the medical devices they produce, operate or use. If any adverse event or suspicious adverse event of medical devices is found, it shall be reported to the technical institution for monitoring adverse events of medical devices in accordance with the provisions of the Food and Drug Administration Department of the State Council.

Article 81. Under any of the following circumstances, the Food and Drug Administration Department of the People’s Government at or above the county level shall confiscate the illegal income, the medical devices illegally produced and operated, and the tools, equipment, raw materials and other goods used for illegal production and operation. If the value of medical devices illegally produced and operated is less than RMB 10,000, a fine of not less than RMB 50,000 but not more than RMB 100,000 shall be imposed. If the value of the goods is more than RMB10,000 yuan, a fine of not less than 15 times but not more than 30 times the value of the goods shall be imposed. If the circumstances are serious, the medical device license applications submitted by relevant responsible persons and enterprises will not be accepted within 10 years confiscate the income of the legal representative, the primary person in charge, the directly responsible person in charge, and other liable persons of the illegal entity obtained from the entity during the period of the illegal act, impose a fine of not less than 30% of but not more than 3 times the income obtained, and prohibit them from engaging in production and operation of medical devices for life: (1) Producing or operating class II or class III medical devices without medical device registration certificate, (2) Engaging in the production of class II or class III medical devices without permission, and (3) Engaging in the business activities of class III medical devices without permission. In case of serious circumstances mentioned in the first item of the preceding paragraph, the original license issuing department shall revoke the medical device production license or the medical device operation license.

Article 84 Under any of the following circumstances, the department in charge of drug supervision and administration shall public the name of the entity and its products, and order it to make corrections within a time limit; if the entity fails to take corrective actions within the time limit, its illegal gains and illegally produced and traded medical devices shall be confiscated; impose a fine of not less than RMB 10,000 nor more than RMB 50,000 if the amount of the value of the medical devices produced or distributed in violation of laws is less than RMB 10,000, or impose a fine of not less than five times nor more than 20 times the amount of the value if the amount of the value of medical devices is RMB 10,000 or more; and, if the circumstances are serious, confiscate the income of the legal representative, the primary person in charge, the directly responsible person in charge, and other liable persons of the illegal entity obtained from the entity during the illegal act, impose a fine of not less than 30% of nor more than twice the income obtained, and prohibit them from engaging in production and operation of medical devices within five years:

(1) Production and operation of unrecorded Class I medical devices;

(2) Engaging in the production of Class I medical devices without filing;

(3) The business of Class II medical devices shall be filed but not filed;

(4) The materials that have been filed fail to meet the requirements.

Article 85 Where any entity provides false materials during filing, the department in charge of drug supervision and administration shall public the name of the entity and its products, and confiscate the illegal income and the medical devices produced or distributed illegally; impose a fine of not less than RMB 20,000 nor more than RMB 50,000 if the amount of the value of the medical devices produced or operated illegal is less than RMB 10,000, or impose a fine of not less than five times nor more than 20 times the amount of the value of the medical devices if the amount of the value of the medical devices is RMB 10,000 or more; and, if the circumstances are serious, it shall be ordered to suspend production and business, confiscate the income of the legal representative, main responsible person, directly responsible person in charge, and other liable persons of the illegal entity obtained from the entity during the illegal act, impose a fine of not less than 30% of nor more than three times the income obtained, and prohibit them from engaging in medical devices production and operation within 10 years.

Article 86. Under any of the following circumstances, the Food and Drug Administration Department of the People’s Government at or above the county level shall order the enterprise to make corrections and confiscate the medical devices illegally produced, operated and used. If the value of medical devices illegally produced and operated is less than RMB 10,000, a fine of not less than RMB 20,000 but not more than RMB 50,000 shall be imposed. If the value of the goods is more than RMB 10,000, a fine of not less than 5 times but not more than 20 times the value of the goods shall be imposed. If the circumstances are serious, it shall be ordered to suspend production until the original license issuing department revokes the registration certificate, production license and operation license of medical devices confiscate the income of the legal representative, the primary person in charge, the directly responsible person in charge, and other liable persons of the illegal entity obtained from the entity during the period of the illegal act, impose a fine of not less than 30% of nor more than three times the income obtained, and prohibit them from engaging in production and distribution of medical devices within ten years: (1) Producing, operating or using medical devices that do not meet the mandatory standards or the registered or filed product technical requirements; and (3) Operating or using medical devices without qualification certificate, expired, invalid or eliminated, or using medical devices not registered according to law.

Article 89. Under any of the following circumstances, the department in charge of drug supervision and administration and the health department shall order correction and give a warning according to their respective duties. The enterprise refuse to make corrections shall be fined not less than RMB 10,000 but not more than RMB 100,000. If the circumstances are serious, it shall be ordered to suspend production until the original license issuing department revokes the registration certificate, production license and operation license of medical devices and impose a fine of not less than RMB 10,000 nor more than RMB 30,000 on the legal representative, the primary person in charge, the directly responsible person in charge, and other liable persons of the illegal entity: (4) The enterprise engaged in the wholesale business of the class II or class III of medical devices and the retail business of the class III medical devices fails to establish and implement the sales record system in accordance with the regulations.

Article 97 Anyone who violates the regulations on the administration of medical device advertisements shall be punished in accordance with the provisions of the Advertising Law of the People’s Republic of China.

11	Measures for the Supervision and Administration of Medical Device Operation

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

C.	Organizational Structure

The following is an organizational chart setting forth our corporate structure as of December 31, 2021 and as of the date of this report:

The following table lists the major holders of our Ordinary Shares:

	Record Holder	Ownership Percentage	Beneficial Owner*	Beneficial Ownership in Record Holder
1	Ruiheng Global Limited	24.7590%	Yuan Shen	40.637%
2	Yangwei Global Limited	13.7746%	Qian Li	87.291%
3	Jiyi Global Investments Limited	8.0453%	Qian Li	75.05%
4	Zhan Zhao Limited	5.0927%

*	Beneficial owners of 30% or more of applicable record holders, where record holder is not an individual.

D.	Property, Plants and Equipment

A summary of our leased properties as of the date of this report is shown below:

Subsidiary Name	City	Address	Size (m2)	Usage	Term
LAM	Hangzhou, Zhejiang	First floor of No. 147 Ganshui lane, Shangcheng District	330.60	Office	April 1, 2022-March 31, 2023

LAM	Hangzhou, Zhejiang	Room 802, Unit 1, Building 5, Puyuewan, Binjiang District	88.59	Staff Apartment	July 15, 2021-July 14,2022

LAM	Hangzhou, Zhejiang	Hangzhou Poly NPUB Qianjiang New Town United Community, Building 11, Intersection of Tonggu Road and Wenchao Road, Hangzhou		Staff Apartment	August 15, 2021-August 14,2022

Zhejiang Jingyuxin	Shaoxing, Zhejiang	48th floor of Baiguan Square, Baiguan Street	1,700	Office	May 1, 2020-April 30, 2022

Zheshi Health	Hangzhou, Zhejiang	First floor of No. 147 Ganshui Lane, Shangcheng District	148.78	Office	April 1, 2022-March 31, 2023

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

Overview

Roan Holdings Group Co., Ltd. (formerly known as China Lending Corporation or DT Asia Investments Limited) (“Roan”, or the “Company”) is a holding company incorporated on April 8, 2014, under the laws of the British Virgin Islands. The Company historically engaged in providing loan facilities to individuals, micro, small and medium-sized enterprises (“MSMEs”) and sole proprietors in the Xinjiang province in China. Due to the slowdown of the Chinese economy and policy changes related to loans to MSMEs, the Company has transformed its business from a direct loan business, to a financial, insurance and healthcare related solutions company serving MSMEs in China. The Company also provides health management, asset management, insurance services, healthcare and consumer financing services to the employees of large institutions.

In 2019, the Company acquired a 65.0177% interest in Lixin Financial Holdings Group Limited (“Lixin Cayman”), through its subsidiaries, provides a wide range of financing solutions and related peripheral services, including financial management, assessment and consulting services, debt collecting services, and financial guarantee services to individuals and MSMEs in China.

In 2020, the Company began and expanded its services in the health industry. The Company plans to provide a variety of health care related services, including health management, health big data management, and health information management based on blockchain technology, innovation insurance, health products and healthcare services. Due to the negative impact of Covid-19 pandemic, many of the Company’s health projects was suspended or delayed.

In 2021, the Company expanded its business to provide industrial operation services based on the Company’s past experience, capability, customer resources, market channels, relationships with institutional organizations and government relations.

On December 31, 2021, Hangzhou Zeshi Investment Partnership (Limited Partnership) (“Hangzhou Zeshi”), a wholly-owned subsidiary of the Company, entered into an agreement with ZhongTan Future New Energy Industry Development (Zhejiang) Co., Ltd. (“ZhongTan Future”). Pursuant to the agreement, Hangzhou Zeshi will provide supply chain financial services, financial leasing services and industrial operation services, etc.

Among the Company’s subsidiaries, Zhejiang Lixin Enterprise Management Holding Group Co., Ltd. (浙江励信企业管理集团有限公司) (“Zhejiang Lixin”), Lixin (Hangzhou) Asset Management Co., Ltd. (励信(杭州)资产管理有限公司) (“LAM”) and Hangzhou Zeshi Investment Partnership (Limited Partnership) (杭州泽时投资合伙企业(有限合伙)) (“Hangzhou Zeshi”) are financial service companies, which provide comprehensive financial solutions and services including financial consulting services, consulting services relating to debt collection, management and assessment and financial guarantee services.

Financial Consulting Services

The Company provides financial consulting services to its customers who have financing needs. The Company designs financing plans for its customers, facilitates the financing services between customers and financing providers, and charges a fixed referral fee for its services.

For the year ended December 31, 2021, 2020 and 2019, the Company generated $nil, $nil and $9,503 in consulting services for financial guarantee customers.

Consulting services relating to debt collection

The Company provides consulting services relating to debt collection to its customers. The debt collection services involved commitments of 1) assisting the customers to obtain court judgments on outstanding debt, and 2) assisting the customers to receive repayment on outstanding debt.

For the year ended December 31, 2021 and 2020, the Company generated consulting services relating to debt collections of $206,792 and $ 2,108,477. For the period from the closing of Lixin Acquisition on December 20, 2019 to December 31, 2019, the Company generated consulting services relating to debt collections of $176,984 through Lixin.

In addition, the Company’s another subsidiary, Hangzhou Zeshi Investment Partnership (Limited Partnership) (“Hangzhou Zeshi”) was involved in consulting service relating to debt collection with one factoring company. The debt collection service involved one performance obligation which is to assist the customer to receive repayment on outstanding debt, and the Company recognized revenues upon completion of the performance obligation. For the year ended December 31, 2021, 2020 and 2019, Hangzhou Zeshi recognized revenue of $nil, $nil and $316,795 respectively.

Management and assessment services

The Company commenced its management and assessment services in December 2018. The Company provided management and assessment services during the loan period to its customers who borrowed direct loans from the Company.

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

For the years ended December 31, 2021, 2020 and 2019, we provided management and assessment services to four customers, generating revenues of $440,254, $19,676, and $135,938, respectively. Revenue for the year ended December 31, 2020, were mainly for the contracts obtained in 2019 which were recognized during fiscal year 2020. In the year ended December 31, 2021, we entered into some new contracts with our customers and the revenue increased as compared to the previous year.

Financial guarantee services

The Company’s subsidiary, Zhejiang Jing Yu Xin Financing Guarantee Co., Ltd. (浙江京虞信融资担保有限公司) (“Zhejiang Jingyuxin”), which the Company owns 93.4% of the equity, provides financial guarantee services to its customers.

The Company receives financial guarantee commission by providing a financial guarantee service to customers. Pursuant to the financial guarantee service contracts, the Company is obligated to make payments if the customers fail to make payments to financial institutions as scheduled. Accordingly, the financial institutions providing capital to customers and will claim the defaulted amount against the Company if any customer default occurs. The contract amounts reflect the extent of credit losses to which the Company is exposed.

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures including due-diligence visits and post-lending visits to the clients. The Company manages credit risk through in-house research and analysis of the Chinese economy, the underlying obligors and transaction structures. To minimize credit risk, the Company requires collaterals in the form of cash or pledges of securities or property and equipment.

As part of its financial guarantee services, the Company provides loan guarantees. The customer’s cash deposits or other assets are held as collaterals for the repayment of each loan. As of December 31, 2021 and 2020, the amount of outstanding loans and related interest that the Company has guaranteed was approximately $47,020,055 and $51,318,310, respectively.

The Company generated financial guarantee commissions of $456,944 and $375,471 for December 31, 2021 and 2020, respectively. For the period from acquisition of Lixin on December 20, 2019 to December 31, 2019, the Company generated financial guarantee commission of $8,797.

Revenue from Interest and fees

Zhejiang Lixin, LAM, Hangzhou Zeshi, Zeshi Insurance and Yi Fu provide loans to third parties and charge a fixed rate interest on the loans. For the year ended December 31, 2021, 2020 and 2019, the Company recorded interest on third parties loans of $2,113,918, $2,131,447, and 34,707, respectively.

Under the financial guarantee service agreements, banks, other financial institutions and creditors who provide loans to the Company’s guarantee service customers, generally require the Company, as the guarantor of the loans, to deposit cash of 10% to 20% of the guaranteed amount into an escrow account which is restricted from use. The Company records interest received on the restricted cash pledged as revenue. For the year ended December 31, 2021, 2020 and 2019, the Company recorded interest on restricted cash of $300,749, $348,389, and $64,636, respectively.

Prior to September 30, 2020, through Feng Hui Ding Xin (Beijing) Financial Consulting Co., Ltd. (“Ding Xin”), which was sold on September 30, 2020, we also entered into financing arrangements with our customers through Zhiyuan Commercial Factoring (Guangzhou) Co., Ltd. (“Zhiyuan”), which is engaged in business factoring program. We earned interest income from these financing arrangements. For the years ended December 31, 2020 and 2019, we earned interest income from factoring programs of $nil and $2,782,332.

Healthcare service packages

On December 30, 2019, the Company incorporated Fortis Health Industrial Group Limited (former name Fortis Health Industrial Group Limited) (“Fortis” or “FIG”,) in Hong Kong. On February 28, 2020, the Company incorporated Zeshi Insurance to conduct insurance technology business. On March 3, 2020, the Company incorporated Zeshi Health to conduct health management, health big data management, and health information management based on blockchain technology.

In April 2020, the Company officially launched a one-stop internet insurance and health care service platform after nearly eight months of preparation and systems development. The platform aims to provide modern households with one-stop systematic “customized insurance + health management + family doctor + home medical testing” health management service solutions. This platform will enable households and employees of medium to large-sized enterprises to access cost-effective, customized health care and insurance solutions, customized insurance products, as well as data management and operational services.

In July 2020, the Company changed the principal business operations of Ningbo Ding Tai Financial Leasing Co., Ltd. in order to expand and enhance its services in the health industry in Zhejiang Province and renamed it Yifu Health Industry (Ningbo) Co., Ltd.

The Company has established long-term partnerships for innovative insurance services, smart health medical services, data mining, and operations with a variety of insurance service partners, medical service partners, and technology and big data partners.

The Company had initially planned to officially launch our newborn deformity diagnosis and treatment insurance project at the end of 2020 or early 2021. Due to a COVID outbreak in Hebei province in early 2021, the project was temporarily suspended. The revenue generated from the health care service was minimal during the year ended December 30, 2021 and 2020.

Industrial operation services

In the year ended December 31, 2021, the Company began to provide industrial operations services to its customers, which includes transformation, incubation and commercialization of scientific and technological achievements; investment and development of projects for new technology, products and related operating service.

On December 31, 2021, Hangzhou Zeshi investment partnership (Limited Partnership) (“Hangzhou Zeshi”), a wholly-owned subsidiary of the Company, entered into an agreement with ZhongTan Future New Energy Industry Development (Zhejiang) Co., Ltd. (“ZhongTan Future”). Pursuant to the agreement, Hangzhou Zeshi will provide supply chain financial services, financial leasing services and industrial operation services, etc. Revenue of $146,245 was recognized during the year ended December 31, 2021 after the target customer was located, due diligence and initial negotiation was completed and requirements of ZhongTan Future were met.

COVID-19 Impact

Our business operations have been affected and may continue to be affected by the ongoing COVID-19 pandemic. After the second quarter of 2020, the COVID outbreak in China was gradually controlled. Our business initially returned to normal operations, although management assessed that our results of operations had been negatively impacted for the year. In 2021, Omicron variants emerged, resulting in continued disruption to our business and the global economy and supply chain. If any new outbreak of COVID-19 is not effectively and timely controlled, or if government responses to outbreaks or potential outbreaks are severe or long-lasting, it could negatively affect the execution of customer contracts, the collection of customer payments, or disrupt our supply chain, and the continued uncertainties associated with COVID 19 may cause our revenue and cash flows to underperform in the next 12 months. The extent of the future impact of the COVID-19 pandemic on our business and results of operations is still uncertain.

Recent developments

Dispositions of China Roan Industrial-Financial Holdings Group Co., Ltd. and subsidiaries

On September 17, 2021, the Company signed an equity transfer agreement to sell 100% of the equity interest it held in Roan HK, a holding company that has no business operations, to Yuanjia Asset Management Co. Ltd. (“Yuanjia”), a BVI company, for a total of approximately $282 (HK$2,200). The transaction was closed on September 30, 2021. The net assets of Roan HK were negative $492,495 as of September 30, 2021, resulting in a gain on deconsolidation of $492,777 and other comprehensive loss of $2,494. Roan HK’s subsidiary, Jing Kai was disposed at the same time.

Setup of joint ventures

On July 27, 2021, the Company signed a cooperation agreement with Beijing Auvgo International Travel Technology Co. Ltd. (“Auvgo International”), to form a joint venture, Yijia Travel (Hangzhou) Digital Technology Co. Ltd. (“Yijia Travel”), to jointly develop business travel services. Pursuant to the agreement, the Company and Auvgo International will invest and hold 35% of the equity in the joint venture, respectively, and the Company’s business partner, Shuzhiyun Holdings (Beijing) Co., Ltd. (“Shuzhiyun”), who signed an agreement with the Company to vote in concert, will make capital contributions for the remaining 30% equity in the joint venture.

On September 30, 2021, the Company signed a cooperation agreement with Shenzhen Geile Information Technology Co., Ltd. (“Harvest”, formerly called “Shenzhen Harvest Business Ltd., Co.”), to jointly set up a consumer payment technology joint venture, FINE C+ Digital Technology (Hangzhou) Limited (“FINE C+ Digital”), to offer lifestyle consumer services including cross-platform clearing and settlement services for consumer reward rights and interests. Pursuant to the agreement, the Company and Harvest will invest and hold 45% and 25% of the equity in the joint venture, respectively, and the Company’s business partner, Shuzhiyun, who signed an agreement with the Company to vote in concert, will make capital contributions for the remaining 30% equity in the joint venture.

On October 14, 2021, the Company’s subsidiary, Yifu Health Industry (Ningbo) Co., Ltd. (“Yi Fu”) signed a cooperation agreement with Shuzhiyun and Shanghai Jingmu Information Technology Co. Ltd. (“Jingmu”), to set up a joint venture to provide online medical consultation and traditional Chinese medicine, FINE C+ Health (Hangzhou) Technology Limited (“FINE C+ Health”). Pursuant to the agreement, Yi Fu and Shuzhiyu will invest and hold 40% and 30% of the equity in the joint venture, respectively, and Jingmu will make capital contributions for the remaining 30% equity in the joint venture. Shuzhiyun signed an agreement with the Company to vote in concert.

On October 18, 2021, the Company signed a cooperation agreement with Flourishing Technology Inc. (“Flourishing”) and media interactive technology experts to set up a joint venture, FINE C+ Interactive Technology (Hangzhou) Limited (“FINE C+ Interactive”), to jointly develop cultural and tourism services, education development industry business and personal financial services. Pursuant to the agreement, the Company and Flourishing and media interactive technology experts will invest and hold 35% and 51 % of the equity in the joint venture, respectively, and the Company’s business partner, Shuzhiyun, who signed an agreement with the Company to vote in concert, will make capital contributions for the remaining 14% equity in the joint venture.

As of the date of this report, the Company had not paid the investment.

On November 18, 2021, the Company signed a cooperation agreement with Harvest Horn (Beijing) Marketing Co., Ltd. (“Harvest Horn”) to set up an entertainment technology joint venture focusing on the theme park industry. Pursuant to the agreement, the Company’s subsidiary, FINE C+ Interactive and Roan’s partners will hold 70% equity jointly, and Harvest Horn’s subsidiary, Beijing Liuxinghuoyu Technology Co., Ltd. (“Liuxinghuoyu”), will hold the remaining 30% equity. As of the date of this report, the Company has not paid for this investment.

On November 24, 2021, Hangzhou Zeshi Shuzhhiyun and another individual set up Hangzhou Future New Energy Enterprise Management Partnership (Limited Partnership) (“Future New Energy”). Hanzhou Zeshi held 1% of the equity of Future New Energy. The registered capital of Future New Energy is RMB 10,000,000 (approximately $1,569,218). As of the date of this report, Hangzhou Zeshi has not paid for this investment of RMB100,000 (approximately $15,692).

On December 16, 2021, Hangzhou Zeshi, Future New Energy Partnership (Limited Partnership) and another four unrelated parties set up Zhongtan Future New Energy Industry Development (Zhejiang) Co., Ltd., (“Zhongtan Future”). Hangzhou Zeshi held 2% its equity and Future New Energy held 20% its equity. The registered capital of Zhongtan Future is RMB 100,000,000 (approximately $15,692,182). As of the date of this report, the Company has not paid for this investment of RMB 2,000,000 (approximately $313,844).

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

	For the Years Ended December 31,
	2021	2020	2019

Revenues from services	$793,291	$2,128,153	$639,220
Revenues from healthcare service package	-	55,301	-
Cost of revenues	-	(50,774)	(8,080)
Net revenues of services	793,291	2,132,680	631,140

Commissions and fees on financial guarantee services	456,944	375,471	8,797
Provision for financial guarantee services	(57,417)	(89,865)	(5,008)
Commission and fee income on guarantee services, net	399,527	285,606	3,789

Interest and fees income
Interest and fees on direct loans	-	-	1,153
Interest income on loans due from third parties	2,113,918	2,131,447	34,707
Interest income from factoring business	-	-	2,782,332
Interest income on deposits with banks	300,749	348,389	64,636
Total interest and fee income	2,414,667	2,479,836	2,882,828

Interest expense
Interest expenses and fees on secured loans	-	-	(2,218,815)

Net interest income	2,414,667	2,479,836	664,013

Provision for loan losses	-	-	(2,244,601)

Net interest (loss) income after provision for loan losses	2,414,667	2,479,836	(1,580,588)

Operating (loss) income	3,607,485	4,898,122	(945,659)

Total operating expenses
Salaries and employee surcharge	(1,054,509)	(1,116,482)	(512,314)
Other operating expenses	(2,241,069)	(2,995,098)	(1,385,259)
Changes in fair value of warrant liabilities	(3,021)	5,961	530,863
Total operating expenses	(3,298,599)	(4,105,619)	(1,366,710)

Other income (expenses)
Deconsolidation gain (loss)	490,283	(1,953,248)	-
Other income (expense)	554,167	76,406	-
Interest income (expenses), net	(267,184)	-	-
Total other expenses	777,266	(1,876,842)	-

Income (loss) before income taxes	1,086,152	(1,084,339)	(2,312,369)

Income tax (expenses) recovery	(328,851)	229,733	(244,741)

Net income (loss) from continuing operations	757,301	(854,606)	(2,557,110)

Net income (loss) from discontinued operations, net of income tax	-	-	26,846,018

Net income (loss)	$757,301	$(854,606)	$24,288,908

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenues

Our revenues from services decreased by $1,334,862 or 63%, from $2,128,153 for the year ended December 31, 2020, to $793,291 for the year ended December 31, 2021. The following table sets forth a breakdown of our revenue by services offered for the years ended December 31, 2021 and 2020:

	For the years ended December 31,		Variance
	2021	2020	Amount	%
Management and assessment services	$440,254	$19,676	$420,578	2138%
Consulting services relating to debt collection	206,792	2,108,477	(1,901,685)	(90)%
Industrial operation services	146,245	-	146,245	100%
Revenues from services	$793,291	$2,128,153	$(1,334,862)	(63)%

Management and assessment services

Revenue from management and assessment services was $440,254 and $19,676 for the year ended December 31, 2021 and 2020, respectively.  Revenue for the year ended December 31, 2020, were mainly for the contracts obtained in 2019 which were recognized during fiscal year 2020. In the year ended December 31, 2021, we entered into some new contracts with our customers and the revenue increased as compared to the previous year.

Consulting services relating to debt collection

The Company provides consulting services relating to debt collection with certain factoring companies, through the subsidiary of Lixin Cayman which were acquired in late December 2019. The debt collection services involved two performance obligations and the service fee for each performance obligation are fixed and reflected the stand-alone selling price. In addition, a collected-amount based incentive is rewarded to the Company upon collection of outstanding debt.

1)	assisting the customers to get court judgements on outstanding debt, and the Company recognized revenues over the period towards the completion of the performance obligation; and

2)	assisting the customers to receive repayment on outstanding debt, and the Company recognized revenues upon completion of the performance obligation.

Revenue from consulting services relating to debt collection $206,792 for the year ended December 31, 2021, a decrease of 1,901,685, or 90%, as compared to and $2,108,477 for the year ended December 31, 2020, which was mainly due to the negative impact of the COVID pandemic. We had less contracts for debt collection service during the year ended December 31, 2021.

Industrial operation services

On December 31, 2021, Hangzhou Zeshi Investment Partnership (Limited Partnership) (“Hangzhou Zeshi”), a wholly-owned subsidiary of the Company, entered into an agreement with ZhongTan Future New Energy Industry Development (Zhejiang) Co., Ltd. (“ZhongTan Future”). Pursuant to the agreement, Hangzhou Zeshi will provide supply chain financial services, financial leasing services and industrial operation services, etc. Revenue of $146,245 was recognized during the year ended December 31, 2021 after the target customer was located, due diligence and initial negotiation was completed and requirements of ZhongTan Future were met.

Commissions and fees on financial guarantee services

Commission and fees on financial guarantee services was $456,944 for the year ended December 31, 2021, an increase of $81,473, or 22% as compared to $375,471 for fiscal year 2020, reflecting an increase for business development.

Provision for financial guarantee services

The provisions for financial guarantee services are related to financial guarantee service business as per the requirement of local government. Provisions for financial guarantee services was $57,417 for the year ended December 31, 2021, as compared to $89,865 for last fiscal year.

Interest and fees income

Interest and fee income primarily consisted of interest and fee income generated from loans due from third parties. Interest and fee income was $2,414,667, a decrease of $65,169, or 3% for the year ended December 31, 2021 as compared to $2,479,836 for fiscal year 2020. The decrease was mainly due to a decrease of $17,529 in interest income from loans due from third parties and a decrease of $47,640 in interest income on deposits with banks.

Operating expenses

Operating expense mainly consisted of salary and employee surcharges, office expenses, travel costs, entertainment expenses, depreciation of equipment, current expected credit losses, write-off of receivables, professional fees and office supplies. Operating expenses in total decreased by $807,020, or 20% to $3,298,599 for year ended December 31, 2021 compared to $4,105,619 for the year ended December 31, 2020. The decrease was primarily attributable by a decrease of $61,973 in salaries and employee surcharges and a decrease of $754,029 in other operating expenses. The decreases in both of these expenses were primarily the result of our cost control strategies. Operating expenses also include change in fair value of warrant liabilities. The loss from the fair value change in warrant liabilities was $3,021 during the year ended December 31, 2021, as compared to a gain of $5,961 for last fiscal year.

Income tax expenses

We had income tax expenses of $328,851 for the year ended December 31, 2021 as compared to a recovery of $229,733 for the year ended December 31, 2020.

Current income tax expenses decreased by $177,367 from $ 771,639 for the year ended December 31, 2020 to $594,272 for the year ended December 31, 2021. The decrease was primarily caused by the reversal of the accrued tax payables in the previous years.

Deferred income tax recovery was $265,421 or the year ended December 31, 2021 as compared to $ 1,001,372 for the ended December 31, 2020. The higher tax recovery in 2020 was mainly due to the reversal of deferred income tax liabilities in connection with the changes in temporary differences.

Net income (loss) from discontinued operations, net of income tax

During the year ended December 31, 2020, the net income from discontinued corporation, net of income tax was $Nil. The Company, however, recorded a derecognition loss of $1,953,248 from the disposition of Ding Xin in September 2020.

Net income

As a result of the foregoing, we had a net income of $757,301 for the year ended December 31, 2021, as compared to a net loss of $854,606 for the year ended December 31, 2020.

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenues

Our revenues from services increased by $1,488,933 or 233%, from $639,220 for the year ended December 31, 2019, to $2,128,153 for the year ended December 31, 2020. The following table sets forth a breakdown of our revenue by services offered for the years ended December 31, 2020 and 2019:

	For the years ended December 31,		Variance
	2020	2019	Amount	%
Management and assessment services	$19,676	$135,938	$(116,262)	(86)%
Consulting services relating to debt collection	2,108,477	493,779	1,614,698	327%
Consulting services relating to financial guarantee services	-	9,503	(9,503)	(100)%
Revenues from services	$2,128,153	$639,220	$1,488,933	233%

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

Commissions and fees on financial guarantee services

Commissions and fees on financial guarantee services increased by $366,674 or 4,168% for the year ended December 31, 2020 compared to the same period of 2019. This was due to we consolidated a full year of Lixin’s operations in 2020, whereas in 2019, we only consolidated Lixin’s operation from December 20, 2019 to December 31, 2019.

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

Interest expenses and fees on secured loans

Interest expenses and fees on secured loans decreased by $2,218,815 or 100% from $2,218,815 for the year ended December 31, 2019 to $Nil for the year ended December 31, 2020.

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

Operating expenses

Operating expense mainly consisted of salary and employee surcharges, office expenses, travel costs, entertainment expenses, depreciation of equipment, current expected credit losses, write-off of receivables, professional fees and office supplies. Operating expenses in total increased by $2,738,909, or 200% for year ended December 31, 2020 compared to $1,366,710 for the year ended December 31, 2019.  The increase was primarily attributable by an increase of $604,168 in salaries and employee surcharges and an increase of $ 1,609,839 in other operating expenses. The increases in both of these expenses were primarily due to the consolidation of Lixin’s operating expenses for the full year in 2020, whereas the consolidation Lixin’s operating expenses was only from December 20, 2019 to December 31, 2019. Operating expenses also include change in fair value of warrant liabilities. There was a minimal change in fair value in 2020 compared to 2019, resulting in a decrease of $524,902 in gain from fair value change in warrant liabilities.

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

Taxation

British Virgin Islands

Under the current tax laws of the British Virgin Islands, the Company is not subject to tax on income or capital gains. Additionally, upon payments of dividends to the shareholders, no British Virgin Islands withholding tax will be imposed.

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company’s subsidiary incorporated in the Cayman Islands is not subject to tax on income or capital gain.

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

As of December 31, 2021, the Company had cash balance of $1,947,472 and a positive working capital of $51,940,172. In addition to the cash balance, the working capital was mainly comprised of restricted cash of $29,693,689, accounts receivable of 6,629,529, loan receivable due from third parties of $23,751,471 and other receivables of $656,835. The balances of these assets are expected to be repaid on maturity dates and will also be used for working capital.

In addition, the management estimated the operating expenses obligation for the next twelve months after issuance of the consolidated financial statements to be $3,786,344, which will be covered by the cash flows of $4,185,518 generated from financial guarantee services, financial services and interest income. The Company’s shareholder also committed to provide continuous financial support to the Company whenever necessary.

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

The Company’s ability to support its operating and capital expenditure commitments will depend on its future performance, which will be subject in part to general economic, competitive and other factors beyond its control. The impacts of COVID-19 may cause lockdowns, quarantines, travel restrictions, and closures of businesses and schools. As a result, the Company may experience delay of outstanding receivables from customers and limited access to cash to expand its operations. The extent to which the coronavirus impacts the Company’s operation results for year 2022 will depend on certain future developments, including the duration of the COVID-19 pandemic, emerging information concerning the severity of the coronavirus and the actions taken by governments and private businesses to attempt to contain the coronavirus, all of which is uncertain at this point.

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

Cash Flows

The following table sets forth a summary of our cash flows for the years ended December 31, 2021, 2020 and 2019.

	For the Years Ended December 31,
	2021	2020	2019
Net Cash Provided by (Used in) Operating Activities	$8,717,975	$(7,461,511)	$(1,101,143)
Net Cash (Used in) Provided by Investing Activities	(5,684,489)	6,332,631	85,965,056
Net Cash (Used in) Provided by Financing Activities	(3,114,478)	7,853,152	(64,138,838)
Effect of exchange rate changes on cash and cash equivalents	914,219	1,937,807	119,326
Net increase in cash and cash equivalents, and restricted cash in banks	$833,227	$8,662,079	$20,844,401

Operating activities

Years Ended December 31, 2021 and 2020

Net cash provided by operating activities was $8,717,975 for the year ended December 31, 2021, an increase of $16,179,486 from net cash used in operating activities of $7,461,511 for the year ended December 31, 2020. Net income for the year ended December 31, 2021 was $757,301, an increase of 1,611,907 from a net loss of $854,606 for the year ended December 31, 2020. The increase was primarily due to an increase in net income.

In addition to the increase in net income, the increase in net cash provided by operating activities was the result of the following major changes in our working capital and non-cash items:

●	A cash outflow of $7,495 from change in accounts receivable for the year ended December 31, 2021, as compared with a cash outflow of $3,116,533 for the year ended December 31, 2020.

●	A cash inflow of $3,431,640 from changes in other current assets for the year ended December 31, 2021, as compared with a cash outflow of $3,215,702 for the year ended December 31, 2020.

●	A cash inflow of $2,425,003 in other receivable for the year ended December 31, 2021, as compared with a cash outflow of 3,268,571 for the year ended December 31, 2020.

●	A cash inflow of $411,015 from change in pledged deposits and other non-current assets for the year ended December 31, 2021, as compared with a cash inflow of $328,854 for the year ended December 31, 2020.

●	A cash inflow of $847,043 from change in tax payable for the year ended December 31, 2021, as compared with a cash inflow of $1,029,919 for the year ended December 31, 2020.

●	A cash inflow of $449,971 from change in other liabilities for the year ended December 31, 2021, as compared with a cash outflow of $1,079,811 for the year ended December 31, 2020.

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

In addition to the change in net loss, the increase in net cash used in operating activities was the result of the following major changes in our working capital and non-cash items:

●	A cash outflow of $ 3,116,533 from change in accounts receivable for the year ended December 31, 2020, as compared with a cash outflow of $206,442 for the same period ended December 31, 2019.

●	A cash outflow of $3,215,702 in other current assets for the year ended December 31, 2020, as compared with a cash outflow of $289,604 for the same period ended December 31, 2019.

●	A cash outflow of $3,268,571 from change in other receivable for the year ended December 31, 2020, as compared with a decrease of $Nil for the same period ended December 31, 2019.

●	A cash inflow of $359,202 from change in pledged deposits and other non-current assets for the year ended December 31, 2020, as compared with an increase of $Nil for the same period ended December 31, 2019.

●	A cash inflow of $1,029,919 from change in tax payable for the year ended December 31, 2020, as compared with a cash inflow of $273,589 for the same period ended December 31, 2019.

●	A cash outflow of $1,079,811 from change in other liabilities for the year ended December 31, 2020, as compared with a decrease of $Nil for the same period ended December 31, 2019.

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

As a financial company, our business does not rely on research and development. Accordingly, we have not incurred research and development expenses for the years ended December 31, 2021, 2020 and 2019.

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

Lease commitments

As of December 31, 2021, only Zhejiang Jingyuxin had an operating lease, which had 0.33 years. . The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for operating lease is recognized on a straight-line basis over the lease term. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

In calculating the initial values of right of use assets and liabilities at inception date, the Company uses the rate implicit in the lease, when available or readily determinable, to discount lease payments to present value. When the leases do not provide a readily determinable implicit rate, the Company discount lease payments based on an estimate of its incremental borrowing rate.

The table below presents the operating lease related assets and liabilities recorded on the balance sheets.

December 31, 2021

Right of use assets	$37,313

Operating lease liabilities, current portion	$65,498
Operating lease liabilities, noncurrent portion	-
Total operating lease liabilities	$65,498

As of December 31, 2021, the weighted average remaining lease term was 0.33 years, and discount rates were 4.75% for the operating lease.

Rental expense for the years ended December 31, 2021, 2020 and 2019 was $146,498, 134,457 and $78,756, respectively.

The following is a schedule, by years, of maturities of lease liabilities as of December 31, 2021:

Twelve months ended December 31, 2022	$65,758
Total lease payments	65,758
Less: imputed interest	(260)
Present value of lease liabilities	$65,498

G.	Safe Harbor

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

Below are the names of and certain information regarding the Company’s current executive officers and directors.

Name	Age	Position
Junfeng Wang	43	Chairman of the Board of Directors
Guiling Sun	47	Director
Xiaoliang Liang	49	Independent Director
John Chen	50	Independent Director
Yiguo Xu	49	Independent Director
Zhiyong Tang	46	Chief Executive Officer
Wenhao Wang	34	Chief Financial Officer

The principal occupation and business experience during the past five years for our executive officers and directors is as follows:

Mr. Junfeng Wang was appointed as the Company’s Chairman of the Board, effective August 10, 2021. He was appointed as the Company’s Chief Executive Officer from August 10, 2020 to August 10, 2021. Mr. Wang served as a Technical Director with Beijing Chenglianxin Technology Co., Ltd., Internet in Logistics Platform section from 2016 to July 2020. From 2015 to 2016, he held the technical director position with Juewei Group Beijing Digital Marketing Center in the Food Processing Department. Mr. Wang holds an MBA degree from Beijing University of Posts and Telecommunications.

Ms. Guiling Sun was appointed as an executive director of the Company on December 20, 2021. Ms. Sun was the Deputy General Manager of the Beijing Ming De Ya Xing Cultural Development Co., Ltd. from September 2019 to September 2021. As the Deputy General Manager of Operations, she was in charge of the company’s public affairs responsible for education consulting and facilitating cultural and artistic exchanges. From September 2019, Ms. Sun serves as a Rural Education Support Project Consultant for the Holt International Foundation of China, and Guangxi Holt Philanthropic Foundation. As the Rural Education Support Project Consultant, Ms. Sun is responsible for project design, training, and education consulting. Prior to that position, she was Vice-Chancellor at Canvard College, Beijing Technology and Business University, from October 2013 to September 2019. Ms. Sun holds a Master’s degree in business management from Xiamen University, Xiamen, China.

Mr. Xiaoliang Liang was appointed as an independent director of the Company on December 20, 2021 and serves as the Chairman of our Corporate Governance and Nominating Committee. Mr. Liang is the General Manager of Chongqing Yuhong Chuangneng IOT Technology Co., Ltd. and has held that position since July 2021. As the General Manager, he is responsible for the hydrogen fuel cell truck demonstration application, renewable energy hydrogen production, hydrogen refueling station construction and operation, vehicle big data platform construction and operation, and carbon finance and business related matters. Prior to that position, he was the General Manager of Beijing Qingshui Youyang New Energy Technology Co., Ltd. from January 2020 to July 2021. Mr. Liang was the Chief Financial Officer of Zhejiang Yuhui Sola Energy Resource Co., Ltd. from January 2018 to December 2019. Mr. Liang served as a Vice President of Tunghsu Azure Renewable Energy Co., Ltd. from May 2015 to December 2017. Mr. Liang holds a postgraduate degree in engineering management from the Beijing Graduate Institute of North China University of Water Resources and Electric Power, Beijing, China.

Mr. John Chen is an independent director and serves as Chairman of the Company’s Audit Committee. Mr. Chen is California Certified Public Accountant. Mr. Chen is Executive President of Zhangjiagang Zhongbaojin Enterprise Management Consulting Co., Ltd. and was the Chief Financial Officer of General Steel Holding Inc. (OTCBB: GSIH) from 2004 to 2019. From 1997 to 2003, Mr. Chen was a Senior Accountant at Moore Stephens Frazer and Torbet. Mr. Chen received his Bachelor of Science degree in Business Administration, Accounting from California State Polytechnic University.

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

Mr. Zhiyong Tang was appointed as the Company’s Chief Executive Officer, effective August 25, 2021. Mr. Tang is currently serving as President of Zhejiang Lixin Enterprise Management Group Co., Ltd. Prior to that, Mr. Tang served as General Manager of Zhejiang Jing Yu Xin Financing Guarantee Co., Ltd. from 2015 to 2018; President of Zhongchuang International Finance Leasing Co., Ltd. from 2013 to 2015; Executive Vice President of China Financial Services Holdings Ltd. from 2010 to 2012; General Manager of Huale Tongda (Beijing) International Investment Management Registrant from 2004 to 2010. In addition, Mr. Tang worked in the Northern Investment Group Co., Ltd. from 1999 to 2004. Mr. Tang earned a master’s degree in accounting and finance science from Hongkong Baptist University in 2015 and a master’s degree in public administration from Liaoning University in 2012.

Mr. Wenhao Wang was appointed as the Company’s Acting Chief Financial Officer, effective August 25, 2021. Mr. Wang served as a managing director of investment banking of Southwest Securities Co., Ltd. from 2015 to 2021. Before joining the Company, he has worked in securities brokerage, equity investment and banking businesses. His experience includes leadership roles in internal control and compliance practices in the process of corporate operations and proficiency in China’s capital market and financing practices. Prior to joining us, Mr. Wang served 33 large-scale companies in the financial field over 11 years and managed more than RMB 4 billion in equity investment and RMB 500 million in fund investment as a financial advisor. Mr. Wang earned his bachelor’s degree in economics from Southwest University of Science and Technology in 2014.

Arrangements Concerning Election of Directors; Family Relationships

Our current board of directors consists of five directors. We are not a party to, and are not aware of, any voting agreements among our shareholders. In addition, there are no family relationships among our executive officers and directors.

B.	Compensation

The aggregate compensation paid and share-based compensation and other payments expensed by us to our directors and executive officers with respect to the year ended December 31, 2021 was $95,438. Due to the negative impact of Covid-19, the Company did not reach its performance goal for the year ended December 31, 2021. The Company did not pay the wage for the Chief Executive Officer, Chief Financial Officer, Senior Executive President and Senior Vice President for the months from August to December 2021 as agreed by the management. This amount does not include business travel, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry. We do not currently have a stock option or other equity incentive plan. We may adopt one or more such programs in the future. We do not have any written agreements with any director providing for benefits upon the termination of such director’s relationship with us.

C.	Board Practices

Board of Directors

Our Board of Directors consists of five (5) members. Previously we had a practice of appointing Directors to staggered three (3) year terms. On March 17, 2020, with the shareholders’ consent, we changed all the directors’ terms to one year. Each director holds office for one year, or until his or her earlier death, resignation or removal.

Director Independence

Even if we elect to be a controlled company, a majority of our Board is independent. An “independent director” is defined under the Nasdaq rules generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our Board has determined that John Chen, Yiguo Xu and Jianfeng Yin (term ended on December 20, 2021) and Xiaoliang Liang (newly elected on December 20, 2021) are “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Leadership Structure and Risk Oversight

The Board does not have a lead independent director. Mr. Junfeng Wang has been the Chairman of the Board since August 10, 2021. Mr. Liu Zhigang was the Chairman of the Board from March 18. 2020 to August 10, 2021 and was a co-chair of the Board and authorized to execute documents on behalf of the Company on December 15, 2019.

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

Audit Committee

We have established an Audit Committee of the board of directors. As of December 31, 2021, Messrs. John Chen, Yiguo Xu, and Xiaoliang Liang served as members of our Audit Committee and they are all independent. Dr. Jianfeng Yin’s term ended on December 20, 2021 and succeeded by Mr. Xiaoliang Liang on December 20, 2021. Mr. John Chen served as chairman of the Audit Committee.

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

Compensation Committee

As of December 31, 2021, the members of our Compensation Committee were Messrs. John Chen, Yiguo Xu and Xiaoliang Liang, succeeding Dr. Jianfeng Yin whose term ended on December 20, 2021. Mr. Yiguo Xu served as Chairman of the Compensation Committee. We have adopted a Compensation Committee charter, which details the principal functions of the Compensation Committee, including:

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

As of December 31, 2021, our Corporate Governance and Nominating Committee consisted of Messrs. John Chen, Yiguo Xu and Xiaoliang Liang, with Mr. Xiaoliang Liang serving as the Chairman of the Corporate Governance and Nominating Committee, succeeding Dr. Jianfeng Yin whose term ended on December 20, 2021.

D.	Employees

As of December 31, 2021, the Company had 35 full time employees, including 4 members of Senior Management Team employed by Roan Holdings Group Co., Ltd., 6 employees employed by Zeshi Health, and 25 employees employed by Zehjiang Jingyuxin and Zhejiang Lixin. They have executed employment contracts with its employees in accordance with PRC Labor Law and Labor Contract Law. There are no collective bargaining contracts covering any of its employees. The Company believes its relationship with its employees is satisfactory.

	Number of employees	% of total
Sales and marketing	5	14.29%
Business operation	8	22.86%
Management and administration	22	62.85%
Total	35	100.00%

We are required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance. For the years ended December 31, 2021, 2020 and 2019, we contributed approximately $131,949, $61,296, and $31,012, respectively, to the employee benefit plans. The effect on our liquidity by the payments for these contributions is immaterial. We believe that we are in material compliance with the relevant PRC employment laws.

E.	Share Ownership

For information concerning the beneficial ownership of our ordinary shares by our executive officers and directors, see the table in Item 7A. “Major Shareholders and Related Party Transactions—Major shareholders.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table sets forth information relating to the beneficial ownership of our Ordinary Shares as of April 22, 2022, by:

●	Each of our directors and named executive officers;

●	All of our directors and executive officers as a group;

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding ordinary shares;

The number of ordinary shares beneficially owned by each entity, person, director or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any ordinary shares that the individual has the right to acquire within 60 days of April 22, 2022 through the exercise of any stock options, warrants or other rights. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.

Ordinary shares that a person has the right to acquire within 60 days of April 22, 2022 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. Unless otherwise indicated in the footnotes to the table, the information presented in this table is based on based on 25,287,851 outstanding ordinary shares on April 22, 2022.

Named Executive Officers and Directors	Amount of Beneficial Ownership(1)	Percentage Ownership	Percentage Voting Power(2)
Directors and Named Executive Officers:
Junfeng Wang, Chairman(3)	613,000	2.42%	2.36%
Guiling, Sun, Director	-	-	-
Yiguo Xu, Director	-	-	-
Xiaoliang Liang, Director	-	-	-
John Chen, Director	-	-	-
Jianfeng Yin, Director	-	-	-
Zhigang Liu, Chairman(4)	500,000	1.98%	1.92%
Qingliang Yang, Director(5)	419,900	1.66%	1.61%
Zhiyong Tang, Chief Executive Officer	-	-	-
Wenhao Wang, Chief Financial Officer	-	-	-
All directors and executive officers as a group (10 persons)	1,532,900	6.06%	5.89%
5% Beneficial Owners:
Ruiheng Global Limited(6)	6,261,055	24.76%	24.08%
Qian Li (7)	6,157,881	24.35%	23.68%
Yuan Shen(8)	3,506,732	13.87%	13.49%
Yangwei Global Limited(9)	3,483,312	13.77%	13.40%
Jiyi Global Investments Limited(10)	2,034,501	8.05%	1.32%
Zhan Zhao Limited(11)	1,287,830	5.09%	4.95%

*	Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the ordinary shares. All shares represent only ordinary shares held by shareholders as no options are issued or outstanding.

(2)	Ordinary Shares have one vote per share, and Class A Convertible Preferred Shares have one vote per share.

(3)	Consists of 4,467 Ordinary Shares held by Jiyi Global Investments Limited in which Mr. Wang owns a 0.22% interest, 265,533 Ordinary Shares held by Zhan Zhao Limited in which Mr. Wang owns a 20.619% interest, and 343,000 Ordinary Shares held by Zhong Yun Holdings Limited in which Mr. Wang owns a 68.125% interest. All of the above shares were acquired in connection with the Business Combinations.

(4)	Consists of 60,667 Ordinary Shares held by Yangwei Global Limited in which Mr. Liu owns a 1.74% interest, 334,333 Ordinary Shares held by Jiyi Global Investments Limited in which Mr. Liu owns a 16.43% interest, 105,000 Ordinary Shares held by Ruiheng Global Limited in which Mr. Liu owns a 1.67% interest. All of the above shares were acquired in connection with the Business Combinations. Mr. Liu resigned the Chairman of the Board on August 10, 2021.

(5)	Consist of 411,010 Ordinary Shares held by Favour Plus Global Limited in which Mr. Yang owns 40% interest and 8,890 Ordinary Shares held by Ruiheng Global Limited in which Mr. Yang owns 0.142% interest. Mr. Qingliang Yang was appointed as an executive director on April 2, 2021, succeeding Ms. Shuangping Feng who was a director during the 2020 fiscal year. Prior to Ms. Feng’s resignation effective on April 2, 2021, she was deemed as beneficially owning 766,410 ordinary shares directly held by Qixiang Global Limited, a company in which Mr. Mengshi Feng owned 3.03% of the equity interest and 500,000 Class A preferred shares Mr. Feng owned directly because Mr. Mengshi Feng is the son of Shuangping Feng who may be deemed to beneficially own the 766,410 ordinary shares held by Qixiang Global Limited and the Class A preferred shares. Mr. Yang resigned the Director on December 20, 2021.

(6)	The Ordinary Shares held by Ruiheng Global Limited, a BVI company, are beneficially owned by Ms. Yuan Shen, the controlling shareholder, and Mr. Zhisan Yang, Ms. Wen Qi, Ms. Wen Li, Ms. Guixiang Luo, Mr. Quan Zhou, Ms. Shiping Gao, Mr. Qingliang Yang and Mr. Zhigang Liu.

(7)	Consists of (i) 20,549 ordinary shares directly held by Qixiang Global Limited, a company in which Qian Li owns 2.174% interest; (ii) 1,526,903 ordinary shares directly held by Jiyi Global Investment Limited, a company in which Qian Li owns 75.05% interest; (iii) 1,236,907 ordinary shares directly held by Ruiheng Global Limited, a company in which Qian Li owns 19.756% interest; (iv) 3,040,604 ordinary shares directly held by Yangwei Global Limited, a company in which Qian Li owns 87.291% interest; (v) 332,918 ordinary shares directly held by Zhan Zhao Limited, a company in which Qian Li owns 25.851% interest. The above shares are held by Ms. Shiping Gao on behalf of Qian Li through a contractual arrangement and Qian Li may be deemed to be the beneficial owner of such shares.

(8)	Consists of (i) 936,354 ordinary shares directly held by Changman Limited, a company in which Yuan Shen owns 94.6% interest; (ii) 616,515 ordinary shares directly held by Favour Plus Global Limited, a company in which Yuan Shen owns 60.0% interest; (iii) 676,667 ordinary shares directly held by Xinglin Limited, a company in which Yuan Shen owns 68.1% interest; (iv) 770,000 ordinary shares directly held by Yimao Enterprises Limited, a company in which Yuan Shen owns 68.1% interest; (v) 158,363 ordinary shares directly held by Qixiang Global Limited, a company in which Yuan Shen owns 16.8% interest; (vi) 135,333 ordinary shares directly held by Yangwei Global Limited, a company in which Yuan Shen owns 3.9% interest; and (vii) 213,500 ordinary shares directly held by Zhan Zhao Limited, a company in which Yuan Shen owns 16.6% interest.

(9)	The Ordinary Shares held by Yangwei Global Limited, a BVI company, are beneficially owned by Ms. Qian Li, the controlling shareholder, Ms. Zhihong Zhang, Ms. Yunzhu Chi, Ms. Yuan Shen, Ms. Guifang Li, Ms. Shiping Gao, Mr. Shuai Guo, Mr. Qiang Jin, and Mr. Zhigang Liu. Ms. Gao exercises voting and dispositive power over the Ordinary Shares held by such entity.

(10)	The Ordinary Shares held by Jiyi Global Investments Limited, a BVI company, are beneficially owned by Ms. Shiping Gao, the controlling shareholder, and Mr. Cheng Sui, Mr. Jianfeng Zhang, Ms. Yuhua Liu, Ms. Cuiping Liu, Mr. Zhigang Liu, Mr. Wei Liu and Mr. Junfeng Wang. Ms. Gao exercises voting and dispositive power over the Ordinary Shares held by such entity.

(11)	The Ordinary Shares held by Zhan Zhao Limited, a BVI company, are beneficially owned by Ms. Zhihong Zhang, Ms. Yuquan Zhang, Ms. Xiaolan Zhao, Ms. Lulu Chen, Mr. Wei Liu, Ms. Yuan Shen, Ms. Shiping Gao and Mr. Junfeng Wang.

Change of Control

In January 2020, our prior Chief Financial Officer, Ms. Jingping Li, resigned from such position. In March 2020, Ms. Li ceased to serve on the Board of Directors, and an original shareholder and former director, Shuangping Feng, was elected to the Board to replace Ms. Li. As a result of such departures, Ms. Li has ceased to exercise control over our Company. Our current largest shareholders and Board of Directors exercise effective control of our Company as of the date of this filing. Although we have issued an aggregate of 291,795,150 Class B convertible preferred shares in connection with our acquisition of Lixin Cayman and its subsidiaries, such shares have no voting rights. Such Class B convertible shares may be converted into ordinary shares at the holders’ election after June 19, 2022 (revised from December 20, 2021), or the Company could redeem those Class B convertible shares. If the Class B convertible preferred shares are converted into ordinary shares, the holders of such ordinary shares would likely control our Company. Except as described in this report, no arrangements or understandings exist among present or former controlling shareholders with respect to the election of members of our Board and, to our knowledge, no other arrangements exist that might result in a change of control of the Company.

B.	Related Party Transactions

During fiscal year 2020, the Company advanced a loan of $91,954 to a shareholder, Mr. Yuan Shen. The loan is interest free and due on demand as of December 31, 2020. The Company has agreed to offset this loan with the other related party balance due to this same shareholder subsequent to yearend. (Refer to Note 18.2) below for balance due to this related party.

During fiscal year 2021, the Company purchased health products of $3,907 from Furuikang Biomedical Technology  (Zhejiang) Co., Ltd. (“FuruiKang”). The shareholder of Furuikang is a beneficial owner of the Company. The transactions are arm-length transactions. As of December 31, 2021, the amount due from Mr. Zhiyong Tang, the Company’s Chief Executive Officer, was $5,941. This amount was advanced travel fees and non-interest bearing. During the fiscal year 2021, the Company and Ms. Yuan Shen had agreed to offset the advanced loan of $91,954 provided in fiscal year 2020 with the balance due to Ms. Yuan Shen. After the offsetting, the amount due to Ms. Yuan Shen was $119,210 (Refer to Note 18.2). The amount was non-interest bearing and due on demand.

As of December 31, 2021, the balance of due from related parties of $5,941 consisted of an advance of $5,941 to Mr. Zhiyong Tang.

As of December 31, 2021, the balance of due to related parties of $123,117 consisted of an advanced fund of $119,210 provided by Ms. Yuan Shen, and a payable of $3,907 to Furuikang.

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

The Company may pay quarterly dividends dependent on its revenues and earnings, if any, capital requirements and general financial conditions, at the discretion of the Board of Directors. In addition, the Company intends to provide for an 8% dividend each year for the Class A Preferred shares. Under the Company’s articles of association, the Company may pay such dividends in cash, in additional Class A Preferred shares, or in ordinary shares.

B.	Significant Changes

Except as disclosed elsewhere in this Annual Report, there have been no other significant changes since December 31, 2021, until the date of the filing of this Annual Report.

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

General

We are a company incorporated in the British Virgin Islands as a BVI business company (company number 1819503) and our affairs are governed by our memorandum and articles of association, the BVI Business Companies Act, 2004, as amended, (the “Companies Act”) and the common law of the British Virgin Islands. We are authorized to issue an unlimited number of both ordinary shares of no par value and preferred shares of no par value.

Ordinary Shares

As of December 31, 2021, there were 25,287,851 ordinary shares outstanding. Under the Companies Act, the ordinary shares are deemed to be issued when the name of the shareholder is entered in our register of members.

At any general meeting on a show of hands every ordinary shareholder who is present in person (or, in the case of a shareholder being a corporation, by its duly authorized representative) or by proxy will have one vote for each share held on all matters to be voted on by shareholders. Voting at any meeting of the ordinary shareholders is by show of hands unless a poll is demanded. A poll may be demanded by shareholders present in person or by proxy if the shareholder disputes the outcome of the vote on a proposed resolution and the chairman shall cause a poll to be taken. Pursuant to the amended Memorandum and Articles of Association approved by the board of directors on December 22, 2021, our shareholders may pass resolutions in writing without a meeting.

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

In the event of a liquidation or winding up of the Company, our shareholders are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of shares, if any, having preference over the ordinary shares. Our shareholders have no preemptive or other subscription rights. There are no sinking fund provisions applicable to the ordinary shares, except that we will provide our shareholders with the redemption rights set forth above. The shareholders of our ordinary shares do not have liability to further capital calls by us and there are no provisions discriminating against any existing or prospective holder of securities as a result of the shareholder owning a substantial number of shares.

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

As of December 31, 2021, there were 715,000 Class A Convertible Preferred Shares and 291,795,150 Class B Convertible Preferred Shares issued and outstanding.

Class A Convertible Preferred Shares

On July 6, 2016, in connection with of the First Business Combination, we issued 715,000 shares of Class A Convertible Preferred Shares in a PIPE offering. The total amount raised from issuance of Class A Convertible Preferred Shares was $8,580,000. Pursuant to the terms of the Share Exchange Agreement, immediately prior to the consummation of the Business Combination, the Company consummated a private placement of 715,000 shares of newly created Class A Convertible Preferred Shares. The Class A Convertible Preferred Shares were sold at a purchase price of $12.00 per share and the Company has treated its Class A Convertible Preferred Shares as being entitled to a dividend of 8% per annum. Each Class A Convertible Preferred Shares are convertible at any time into one ordinary share at an initial conversion price of $12.00 per share, subject to adjustment; provided, however that the Class A Convertible Preferred Shares shall automatically convert at such time that the average closing price of the ordinary shares is at least $6.00. In the event of any liquidation, winding-up or dissolution of the Company, whether voluntary or involuntary, each holder of a Class A Convertible Preferred Shares shall be entitled to receive a liquidation preference of $12.00 per share, plus an amount equal to accumulated and unpaid dividends on such shares to (but excluding) the date fixed for liquidation, winding-up or dissolution to be paid out of the assets of the Company available for distribution to its members, after satisfaction of liabilities owed to the Company’s creditors and holders of any senior shares and before any payment or distribution is made to holders of any ordinary shares or other junior shares.

Each Class A Preferred Share confers upon the Member (unless waived by such Member): (a) the right to one vote at a meeting of the Members of the Company or on any Resolution of Members; (b) the right to be redeemed on the Redemption Date; (c) the right to the dividends on Class A Preferred Shares; (d) the right to the liquidation preference; and (e) the right to convert to Ordinary Shares and the obligation to convert to Ordinary Shares, pursuant to the provisions of the Company’s memorandum and articles of association.

On December 6, 2019, we amended our Memorandum and Articles of Association to (a) create a new class of shares designated as the Class B Preferred Shares, and (b) amend the rights of the existing Class A Preferred Shares, among other things, to allow for the new Class B Preferred Shares to rank senior to the Class A Preferred Shares on a liquidation.

Pursuant to the Amended and Restated Memorandum and Articles of Association (the “Amended M&A I”), the Class A Members shall have the right to convert their Class A Preferred Shares, in whole or in part, into Ordinary Shares at a rate of one Ordinary Share for each Class A Preferred Share (the “Early Conversion Rate”), subject to adjustment and satisfaction of the conversion procedures. The Directors shall have the right to convert any or all of the Class A Preferred Shares, in whole or in part, into Ordinary Shares at the Early Conversion Rate, subject to adjustment and satisfaction of the conversion procedures.

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

The Memorandum and Articles of Association do not include sinking fund provisions, liability to further capital calls by the Company and there are no provisions discriminating against any existing or prospective holder of securities as a result of the shareholder owning a substantial number of shares with regards to the Class A Preferred Shares.

As of December 31, 2021, dividend of $686,400 was accrued for Class A Preferred Shares. The balance for Class A Preferred Shares was $11,025,327.

Class B Convertible Preferred Share

On December 20, 2019, in connection with of the Second Business Combination, we issued 291,795,150 Class B convertible preferred shares in the acquisition of Lixin Cayman and its subsidiaries. Pursuant to the Share Purchase Agreement with Lixin Cayman and certain selling shareholders entered into on June 13, 2019, the Company acquired a 65.0177% interest in Lixin Cayman from its selling shareholders in exchange for ordinary shares of the Company to be issued to the selling shareholders for a total consideration of RMB 276.00 million (later adjusted to $31.09 million (RMB 217.88 million). On August 23, 2019, the parties entered into a supplementary agreement to amend the payment term of the purchase price. Pursuant to the supplementary agreement, Lixin shareholders will receive non-voting preferred shares that will have the right to convert into common shares at the holders’ election after two years from the closing date of the acquisition. The transaction was closed on December 20, 2019 upon the Company’s issuance of 291,795,150 Class B convertible preferred shares as the consideration to the selling shareholders for the 65.0177% equity interest in Lixin Cayman. The Class B convertible preferred shares are embedded with liquidation preference and dividend preference but with no voting rights. Upon the second anniversary of the closing date, the preferred shares may be convertible to ordinary shares at a conversion price calculated at the average closing price per share for ninety consecutive trading days before June 20, 2022.

Pursuant to the Amended M&A I, each Class B Preferred Share confers upon the Member (unless waived by such Member): (a) no right to vote at a meeting of the Members of the Company or on any Resolution of Members; (b) no right to receive any dividends declared on any Shares of the Company; (c) the right to be converted on the Class B Conversion Date; and (d) the right to a liquidation preference specified in the Amended M&A I. The Class B Preferred Shares shall automatically convert into Ordinary Shares of the Company on the Class B Conversion Date at a rate of one Ordinary Share per Class B Preferred Share, provided that the Directors shall be entitled to amend the definition of ‘Class B Conversion Date’ to alter the date on which each Class B Preferred Share is converted and thereby extending or reducing the term after which each Class B Preferred Share is converted. Upon the occurrence of any reorganization event, the Directors shall have the right: (a) to convert any or all of the Class B Preferred Shares, in whole or in part, into Ordinary Shares at a rate of 1 Ordinary Share per Class B Preferred Share; or (b) to repurchase or redeem any or all of the Class B Preferred Shares, in whole or in part, for a cash amount equal to the value of the Class B Preferred Shares being repurchased or redeemed on an as-converted basis.

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

The Memorandum and Articles of Association do not include sinking fund provisions, redemption provisions, liability to further capital calls by the Company and there are no provisions discriminating against any existing or prospective holder of securities as a result of the shareholder owning a substantial number of shares with regards to the Class B Preferred Shares.

On December 22, 2021, the Board of Directors of the Company unanimously passed a resolution to amend the Memorandum and Articles of Association (the “Amended M&A II”) to amend the definition of “Class B Conversion Date” of Class B preferred shares, on which the Class B preferred shares of the Company shall automatically convert into ordinary shares of the Company. Under the Amended M&A II, the “Class B Conversion Date” has been extended from two years after the date on which the Class B Preferred Shares were issued to thirty months after such issuance date.

As of December 31, 2021, there were 291,795,150 Class B preferred shares issued and outstanding.

Warrants

As of December 31, 2021, there were 623,078 warrants of the Company outstanding, of which 576,924 warrant were issued to investors of private placement in July 2018 and 46,154 warrants issued to placement agent of the private placement. These warrants will expire on July 9, 2022.

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

The Company had issued 9,280,323 warrants, of which 6,860,063 were designated “public warrants,” 33,134 are designated “private warrants”, 1,387,126 were designated “Sponsor warrants”, and 1,000,000 warrants were transferred to employees of the Company from DeTiger. These warrants have all expired on July 6, 2021 at 5:00 p.m., New York City time.

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

Escrow Agreements

On July 6, 2016 and in connection with the Business Combination, the Company and the seller representative (on behalf of the Sellers) entered into an Escrow Agreement with Continental Stock Transfer & Trust Company. Pursuant to the Escrow Agreement, the escrow agent will hold the escrow shares in a segregated escrow account, to be held and disbursed as agreed to in the Share Exchange Agreement.

Differences in Corporate Law

The Companies Act and the laws of the British Virgin Islands affecting British Virgin Islands companies like us and our shareholders differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the material differences between the provisions of the laws of the British Virgin Islands applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

Under the laws of the British Virgin Islands, two or more companies may merge or consolidate in accordance with Section 170et seq. of the Companies Act. A merger means the merging of two or more constituent companies into one of the constituent companies and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written

Shareholders not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision which, if proposed as an amendment to the memorandum or articles of association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting to approve the plan of merger or consolidation.

The shareholders of the constituent companies are not required to receive shares of the surviving or consolidated company but may receive debt obligations or other securities of the surviving or consolidated company, other assets, or a combination thereof. Further, some or all of the shares of a class or series may be converted into a kind of asset while the other shares of the same class or series may receive a different kind of asset. As such, not all the shares of a class or series must receive the same kind of consideration.

After the plan of merger or consolidation has been approved by the directors and authorized by a resolution of the shareholders, articles of merger or consolidation (containing the plan of merger or consolidation) are executed by each company and filed with the Registrar of Corporate Affairs in the British Virgin Islands.

A shareholder may dissent from a mandatory redemption of his shares, an arrangement (if permitted by the court), a merger (unless the shareholder was a shareholder of the surviving company prior to the merger and continues to hold the same or similar shares after the merger) or a consolidation. A shareholder properly exercising his dissent rights is entitled to a cash payment equal to the fair value of his shares.

A shareholder dissenting from a merger or consolidation must object in writing to the merger or consolidation before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder, or it was approved by written resolution without a meeting. This objection must include a statement that the shareholder proposes to demand payment for their shares in the action is taken. If the merger or consolidation is approved by the shareholders, the company must give notice of this fact to each shareholder within 20 days who gave written objection. These shareholders then have 20 days to give to the company their written election in the form specified by the Companies Act to dissent from the merger or consolidation, provided that in the case of a merger, the 20 days starts when the plan of merger is delivered to the shareholder.

Upon giving notice of his election to dissent, a shareholder ceases to have any shareholder rights except the right to be paid the fair value of his shares. As such, the merger or consolidation may proceed in the ordinary course notwithstanding his dissent.

Within seven days of the later of the expiration of the period within which shareholders may give their notice of election to dissent and the effective date of the merger or consolidation, the company must make a written offer to each dissenting shareholder to purchase his shares at a specified price per share that the company determines to be the fair value of the shares. The company and the shareholder then have 30 days to agree upon the price. If the company and a shareholder fail to agree on the price within the 30 days, then the company and the shareholder shall, within 20 days immediately following the expiration of the 30-day period, each designate an appraiser and these two appraisers shall designate a third appraiser. These three appraisers shall fix the fair value of the shares as of the close of business on the day prior to the shareholders’ approval of the transaction without taking into account any change in value as a result of the transaction.

Anti-takeover provisions in our memorandum and articles of association

Some provisions of our memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable. Under British Virgin Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association, as amended and restated from time to time, as they believe in good faith to be in the best interests of our company.

Directors’ Interests

While a director may, subject to the constitutional documents of the relevant company, vote on the plan of merger or consolidation even if he has a financial interest in the plan, the interested director must disclose the interest to all other directors of the company promptly upon becoming aware of the fact that he is interested in the transaction entered into or to be entered into by the company.

(a) a director’s power to vote on a proposal, arrangement or contract in which the director is materially interested;

Any director of the Company who has an interest in any transaction entered into or to be entered into by the Company, must forthwith disclose that interest to all other directors of the Company. A disclosure to all other directors to the effect that a director is a member, director or officer of another named entity or has a fiduciary relationship with respect to the entity or a named individual and is to be regarded as interested in any transaction which may, after the date of the entry or disclosure, be entered into with that entity or individual, is a sufficient disclosure of interest in relation to that transaction.

A transaction entered into by our Company in respect of which a director is interested is voidable by us unless the director’s interest was (a) disclosed to the board prior to the transaction or (b) the transaction is (i) between the director and the Company and (ii) the transaction is in the ordinary course of the Company’s business and on usual terms and conditions.

Notwithstanding an interest in a transaction, and subject to the discussion below, a director of the Company who is interested in a transaction entered into or to be entered into by the Company may:

(a)	vote on a matter relating to the transaction;
(b)	attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and
(c)	sign a document on behalf of the Company, or do any other thing in his capacity as a director, that relates to the transaction,

and, subject to compliance with the Companies Act and the Company’s articles of association shall not, by reason of his office be accountable to the Company for any benefit which he derives from such transaction and no such transaction shall be liable to be avoided on the grounds of any such interest or benefit.

In addition to the above, prior to the consummation of any transaction with:

(a)	any affiliate of the Company;
(b)	any shareholder owning an interest in the voting power of the Company that gives such shareholder a significant influence over the Company;
(c)	any director or executive officer of the Company and any relative of such director or executive officer; and
(d)	any person in which a substantial interest in the voting power of the Company is owned, directly or indirectly, by a person referred to in (b) and (c) or over which such a person is able to exercise significant influence, such transaction must be approved by a majority of the members of the board of directors who do not have an interest in the transaction, such directors having been provided with access (at the Company’s expense) to the Company’s attorney or independent legal counsel, unless the disinterested directors determine that the terms of such transaction are no less favourable to the Company than those that would be available to the Company with respect to such a transaction from unaffiliated third parties.

(b) the directors’ power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body;

The emoluments of our directors are set by resolution of directors, and are therefore subject to the limitations on the abilities of directors to act with respect to transactions in which they have an interest. In the absence of an independent quorum, a director may not vote compensation to themselves, their relatives, or any body in which they have an interest.

(c) borrowing powers exercisable by the directors and how such borrowing powers can be varied; and

Our articles of association provide that the directors of the Company may, by resolution of directors, exercise all the powers of the Company to incur indebtedness, liabilities or obligations and to secure indebtedness, liabilities or obligations whether of the Company or of any third party. Any variation to this power would require our articles of association to be amended to include such variation.

(d) retirement or non-retirement of directors under an age limit requirement.

There is no age at which our directors must retire from their positions with the Company.

Shareholder action by written consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. British Virgin Islands law provides that, subject to the memorandum and articles of association of a company, that company’s shareholders may approve corporate matters by way of a written resolution without a meeting signed by or on behalf of shareholders sufficient to constitute the requisite majority of shareholders who would have been entitled to vote on such matter at a general meeting; provided that if the consent is less than unanimous, notice must be given to all non-consenting shareholders. Our memorandum and articles of association permit shareholders to act by written consent.

Shareholder proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. British Virgin Islands law allows shareholders holding not less than 30% of the votes of the outstanding voting shares to requisition a shareholders’ meeting. We are not obliged by law to call shareholders’ annual general meetings, but our memorandum and articles of association do permit the directors to call such a meeting.

Cumulative voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under British Virgin Islands law, our memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, directors can be removed from office, with or without cause, by a resolution of shareholders passed at a meeting of shareholders called for the purposes of removing the Director, by a written resolution passed by at least 75% of our shareholders or by a resolution of directors passed at a meeting of directors.

Transactions with interested shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors. British Virgin Islands law has no comparable statute. Our Memorandum and Articles of Association allows interested party transactions to be approved by a majority of the members of the Board of Directors who do not have an interest in the transaction, if such directors having been provided with access to the Company’s attorney or independent legal counsel, unless the disinterested directors determine that the terms of such transaction are no less favorable to the Company than those that would be available to the Company with respect to such a transaction from unaffiliated third parties.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the Companies Act and our memorandum and articles of association, we may appoint a voluntary liquidator by a resolution of the shareholders or a resolution of the directors.

Variation of rights of shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, if at any time our shares are divided into different classes of shares, the rights attached to any class may only be varied, whether or not our company is in liquidation, with the consent in writing of or by a resolution passed at a meeting by the holders of not less than 50 percent of the issued shares in that class that are entitled to vote on the variation and actually vote thereon.

Amendment of governing documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by British Virgin Islands law, our memorandum and articles of association may be amended by a resolution of shareholders and, subject to certain exceptions, by a resolution of directors. Any amendment is effective from the date it is registered at the Registry of Corporate Affairs in the British Virgin Islands.

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

British Virgin Islands Taxation

Under the law of the British Virgin Islands as currently in effect, a holder of our shares who is not a resident of the British Virgin Islands is not liable for British Virgin Islands income tax on dividends paid with respect to our shares, and all holders of our securities are not liable to the British Virgin Islands for income tax on gains realized on the sale or disposal of such securities. The British Virgin Islands does not impose a withholding tax on dividends paid by a company incorporated or re-registered under the Companies Act.

There are no capital gains, gift or inheritance taxes levied by the British Virgin Islands on companies incorporated or re-registered under the Companies Act, unless the relevant company has an interest in land located in the British Virgin Islands. In addition, and subject to the same caveat, In addition, securities of companies incorporated or re-registered under the Companies Act are not subject to transfer taxes, stamp duties or similar charges.

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

The Company has been providing the financial guarantees of loans for limited history. The customer deposits or other assets are held as collateral for the repayment of each loan. As of December 31, 2021, the amount of outstanding loans and related interests that the Company has guaranteed is approximately $47,020,055. The Company estimates the fair market value of the collateral to be approximately $43,269,000 as of December 31, 2021.

-	Other operating activities

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of December 31, 2021, the Company had no deposits with a bank in the United States. As of December 31, 2021, cash of $1,947,142 and restricted cash of $29,693,689, respectively, were primarily deposited in banks located in Mainland China, which were uninsured by the government authority. To limit exposure to credit risk relating to deposits, the Company primarily place cash deposits with large financial institutions in China which management believes are of high credit quality.

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

In December 2019, a novel strain of coronavirus (COVID-19) was first identified in China and has since spread rapidly globally. The outbreak of COVID-19 has resulted in quarantines, travel restrictions, and the temporary closure of offices and business facilities globally. In March 2020, the World Health Organization declared the COVID-19 a pandemic. In 2020 and 2021, COVID-19 had a material impact on our business, financial condition, and results of operations. After the second quarter of 2020, the COVID outbreak in China has gradually been controlled. Our business has also returned to normal operations, although management assessed that our results of operations had been negatively impacted for the year. In 2021, Omicron variants emerged, resulting in continued disruption to our business and the global economy and supply chain. COVID-19 could continue to adversely affect our business and results of operations in 2022 if any COVID resurgence causes significant disruptions to our operations or the business of our customers, logistics and service providers. COVID-19 could adversely affect our business and results of operations in 2021 if any COVID resurgence causes significant disruptions to our operations or the business of our customers, logistics and service providers. If any new outbreak of COVID-19 is not effectively and timely controlled, or if government responses to outbreaks or potential outbreaks are severe or long-lasting, our business operations and financial condition may be materially and adversely affected as a result of the deteriorating market outlook, the slowdown in regional and national economic growth, weakened liquidity and financial condition of our customers or other factors that we cannot foresee. Any of these factors and other factors beyond our control could have an adverse effect on the overall business environment, cause uncertainties in the regions where we conduct business, and could materially and adversely impact our business, financial condition and results of operations.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the changes to the rights of shareholders.

ITEM 15. CONTROLS AND PROCEDURES

(a)	Disclosure controls and procedures

Material weaknesses and significant deficiencies consist of the following:

●	The Company does not have a U.S. GAAP full-time designated professional accountant with U.S. GAAP experience to oversee daily accounting functions and handle non-routine or complex accounting transactions;.

●	Financial reporting system needs to be improved

●	The Company does not have adequate cut off/period end closing procedures.

(b)-(c) Management’s annual report on internal control over financial reporting and attestation report of the registered public accounting firm

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2021. In making this assessment, it used the criteria established in the updated framework in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 1992 and updated in May 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on our assessment, as of December 31, 2021, our internal control over financial reporting is ineffective.

The material weaknesses identified mainly because that we do not have sufficient personnel with appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP.

To remedy identified material weakness, we have undertaken and will continue to undertake steps to strengthen our internal control over financial reporting. These measures include the following:

●	We have hired new accounting staff and consultant with appropriate U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework;

●	We have and will continue providing U.S. GAAP training to accounting department staff;

●	We have taken steps to improve internal audit function and internal control policies, and monitoring controls, to ensure our operating processes follow our control procedures;

●	We have assigned, and plan to continue to improve, clear oversight roles and responsibilities for accounting and financial reporting staff to address accounting and financial reporting issues.

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

Except for the matters described above, there have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

ITEM 16B. CODE OF ETHICS.

We have adopted a Code of Ethics that applies to all of our employees, including our Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer. Our Code of Ethics is available on our corporate website. If we amend or grant a waiver of one or more of the provisions of our Code of Ethics, we intend to satisfy the requirements under Form 6-K regarding the disclosure of amendments to or waivers from provisions of our Code of Ethics that apply to our principal executive officer, principal financial officer and principal accounting officer by posting the required information on our website at the above address. We will provide any person, free of charge, a copy of our code of ethics upon written request to our registered office.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

ZH CPA LLP (“ZH CPA”) was appointed by the Company on January 21, 2021 to serve as its independent registered public accounting firm for the year ended December 31, 2021.

The following table represents aggregate fees billed to us for professional services rendered for the fiscal years ended December 31, 2021 by ZH CPA:

	2021	2020
Audit Fees(1)	$145,000	$110,000
Audit-Related Fees(2)	-	-
Tax Fees(3)	-	-
Total	$145,000	$110,000

(1)	The audit fees for the year ended December 31, 2021 and 2020 were for professional services rendered for the audit of our annual consolidated financial statements, review of the financial information included in our interim reports for the respective periods, the registration statement and other required filings with the SEC.

(2)	Audit-related fees for the year ended December 31, 2021 and 2020 were for assurance and related services that are reasonably related to performance of the audit or review of our consolidated financial statements and are not reported under “Audit Fees”.

(3)	Tax fees for the year ended December 31, 2021 and 2020 were for services related to tax compliance, including the preparation of tax returns and tax planning and tax advice.

The Audit Committee’s policy is to pre-approve all audit services and all non-audit services that our independent accountants are permitted to perform for us under applicable federal securities regulations. The Audit Committee’s policy utilizes an annual review and general pre-approval of certain categories of specified services that may be provided by the independent accountant, up to pre-determined fee levels. Any proposed services not qualifying as a pre-approved specified service, and pre-approved services exceeding the pre-determined fee levels, require further specific pre-approval by the Audit Committee. The Audit Committee has delegated to the Chairman of the Audit Committee the authority to pre-approve audit and non-audit services proposed to be performed by the independent accountants.

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

ITEM 16H. MINE SAFETY DISCLOSURE.

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

PART III

ITEM 17. FINANCIAL STATEMENTS

Financial Statements are set forth under Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our Financial Statements beginning on pages F-1 through F-45, as set forth in the following index. These Financial Statements are filed as part of this Annual Report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of

Roan Holdings Group Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Roan Holdings Group Co., Ltd. and subsidiaries (the “Company”, formerly known as China Lending Corporation) as of December 31, 2021 and 2020, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2021 and 2020, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2021 and 2020, in conformity with accounting principles generally accepted in the United States of America.

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

Allowance for credit losses

As described in Note 3 (i) and Note 9 to the consolidated financial statements, the Company recorded accounts receivable of $7,704,859. Management made assessment of potential losses based on the history loss rate and adjusted of current condition and forecast change. As of December 31, 2021, the Company had current credit loss against doubtful accounts receivable of $775,330.

As described in Note 3 (j) and Note 11 to the consolidated financial statements, the Company recorded loan receivable due from third parties of $23,790,917. Management estimated expected credit losses on loan receivable and reflected the best estimate of the amount what will not be collected. As of December 31, 2021, the Company had current credit loss against doubtful accounts receivable of $39,446.

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

April 22, 2022

PCAOB ID: 6413

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Roan Holdings Group Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows of Roan Holdings Group Co., Ltd. (the “Company”, formerly known as China Lending Corporation) for the year ended December 31, 2019, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Friedman LLP

We served as the Company’s auditor since 2017 to 2020.

New York, New York

June 26, 2020

ROAN HOLDINGS GROUP CO., LTD.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2021 and 2020

(Expressed in U.S. dollar, except for the number of shares)

	December 31, 2021	December 31, 2020

ASSETS
Cash and cash equivalents	$1,947,142	$4,932,048
Restricted cash	29,693,689	25,875,556
Accounts receivable, net	6,929,529	6,939,352
Inventories	33,598	30,348
Loan receivables due from third parties, net	23,751,471	17,670,652
Due from related parties	5,941	94,023
Other current assets	70,910	3,502,550
Other receivables, net	656,835	3,545,753
Total current assets	63,089,115	62,590,282

Pledged deposits	48,752	462,835
Property and equipment, net	77,073	65,073
Intangible assets, net	3,123,394	3,977,867
Right of use assets	37,313	346,017
Goodwill	267,331	261,087
Total non-current assets	3,553,863	5,112,879

Total Assets	$66,642,978	$67,703,161

LIABILITIES
Customer pledged deposits	$7,846	$7,664
Unearned income	72,523	130,772
Reserve for financial guarantee losses	651,341	579,364
Dividends payable	480,000	480,000
Tax payable	2,614,257	1,767,214
Due to related parties	123,117	281,369
Warrant liabilities	16,998	13,977
Operating lease liabilities, current portion	65,498	191,643
Accrued expenses and other liabilities	1,155,903	1,642,060
Bank loans	5,961,460	8,826,054
Total current liabilities	11,148,943	13,920,117

Operating lease liabilities, noncurrent portion	-	102,767
Deferred tax liabilities	544,355	793,848
Total non-current Liabilities	544,355	896,615

Total Liabilities	$11,693,298	$14,816,732

Commitments and Contingencies	-	-

Shareholders’ Equity
Ordinary Share, no par value, unlimited shares authorized; 25,287,851 and 25,287,851 shares issued and outstanding as of December 31, 2021 and December 31, 2020, respectively	-	-
Class A convertible preferred shares, no par value, unlimited shares authorized; 715,000 and 715,000 shares issued and outstanding as of December 31, 2021 and December 31, 2020, respectively	$11,711,727	$11,025,327
Class B convertible preferred shares, no par value, unlimited shares authorized; 291,795,150 and 291,795,150 shares issued and outstanding as of December 31, 2021 and December 31, 2020, respectively	31,087,732	31,087,732
Additional paid-in capital	3,312,189	3,312,189
Statutory reserve	362,797	202,592
Accumulated deficit	(14,805,802)	(14,330,288)
Accumulated other comprehensive income	3,128,086	2,310,369
Total Roan Holdings Group Co., Ltd.’s Shareholders’ Equity	$34,796,729	$33,607,921

Noncontrolling interests	20,152,951	19,278,508
Total Equity	54,949,680	52,886,429
Total Liabilities and Equity	$66,642,978	$67,703,161

The accompanying notes are an integral part of the consolidated financial statements

ROAN HOLDINGS GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

For the Years Ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollar, except for the number of shares)

	For the Years Ended December 31,
	2021	2020	2019

Revenues from services	$793,291	$2,128,153	$639,220
Revenues from healthcare service packages	-	55,301	-
Cost of revenues	-	(50,774)	(8,080)
Net revenues of services	793,291	2,132,680	631,140

Commissions and fees on financial guarantee services	456,944	375,471	8,797
Provision for financial guarantee services	(57,417)	(89,865)	(5,008)
Commission and fee income on guarantee services, net	399,527	285,606	3,789

Interest and fees income
Interest and fees on direct loans	-	-	1,153
Interest income on loans due from third parties	2,113,918	2,131,447	34,707
Interest income from factoring business	-	-	2,782,332
Interest income on deposits with banks	300,749	348,389	64,636
Total interest and fee income	2,414,667	2,479,836	2,882,828

Interest expense
Interest expenses and fees on secured loans	-	-	(2,218,815)

Net interest income	2,414,667	2,479,836	664,013

Provision for loan losses	-	-	(2,244,601)

Net interest income (loss) after provision for loan losses	2,414,667	2,479,836	(1,580,588)

Operating income (loss)	3,607,485	4,898,122	(945,659)

Total operating expenses
Salaries and employee surcharges	(1,054,509)	(1,116,482)	(512,314)
Other operating expenses	(2,241,069)	(2,995,098)	(1,385,259)
Changes in fair value of warrant liabilities	(3,021)	5,961	530,863
Total operating expenses	(3,298,599)	(4,105,619)	(1,366,710)

Other income (expenses)
Deconsolidation gain (loss)	490,283	(1,953,248)	-
Interest income (expenses), net	(267,184)	-	-
Other income (expense), net	554,167	76,406	-
Total other income (expenses)	777,266	(1,876,842)	-

Income (Loss) before income taxes	1,086,152	(1,084,339)	(2,312,369)

Income tax (expenses) recovery	(328,851)	229,733	(244,741)

Net income (loss) from continuing operations	757,301	(854,606)	(2,557,110)

Net income from discontinued operations, net of income tax	-	-	26,846,018

Net income (loss)	757,301	(854,606)	24,288,908
Dividend – convertible redeemable Class A preferred share	-	-	(686,400)
Net income attributable to noncontrolling interests	(386,210)	(838,048)	(76,108)
Net income (loss) attributable to Roan Holding Group Co., Ltd.’s shareholders	$371,091	$(1,692,654)	$23,526,400
Other comprehensive (loss) income
Foreign currency translation adjustment	1,308,444	3,461,980	1,435,262
Reclassified to net gain from discontinued operations	-	-	2,691,969
	1,308,444	3,461,980	4,127,231

Comprehensive income	2,065,745	2,607,374	28,416,139

Other comprehensive income attributable to noncontrolling interests	(488,233)	(1,334,101)	(97,733)
Dividend – convertible redeemable Class A preferred share	-	-	(686,400)
Net income attributable to noncontrolling interests	(386,210)	(838,048)	(76,108)
Total comprehensive income attributable to Roan Holdings Group Co., Ltd.’s shareholders	$1,191,302	$435,226	$27,555,898

Weighted average number of ordinary share outstanding
Basic and Diluted*	25,287,887	25,287,887	25,287,887

Earnings (Loss) per share
Net earnings (loss) per share – Basic and Diluted	$0.01	$(0.07)	$0.93
Net earnings (loss) per share from continuing operations - Basic and Diluted	$0.01	$(0.07)	$(0.13)
Net earnings per share from discontinued operations - Basic and Diluted	$-	$-	$1.06

*	The Company reported a discontinued operation for the year ended December 31, 2019, it used net loss from continuing operations as the control number to determine whether the warrants, Class A and Class B preferred shares are anti-dilutive. Because the Company incurred a net loss from continuing operations, the number of warrants, Class A preferred shares and Class B preferred shares are excluded from the computation as the anti-dilutive effect.

The accompanying notes are an integral part of the consolidated financial statements

ROAN HOLDINGS GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

For the Years Ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollar, except for the number of shares)

	Attributable to Roan Holdings Group Co., Ltd.’s Shareholders
	Ordinary Share		Class A Preferred Shares		Class B Preferred Shares		Additional paid-in	Statutory	Retained earnings (Accumulated	Accumulated other comprehensive (loss)	Non- controlling	Total
	Shares	Amount	Shares	Amount	Shares	Amount	capital	Reserve	Deficit)	income	interest	equity
Balance as of December 31, 2018	25,288,003	$-	-	$-	-	$-	$98,036,152	$6,621,063	$(136,620,068)	(4,037,404)	76	(36,000,181)
Forfeiture of restricted shares	(152)	-	-	-	-	-	-	-	-	-	-	-
Acquisition of a subsidiary by issuance of Class B Preferred Shares (Note 4)	-	-	-	-	291,795,150	31,087,732	-	-	-	-	16,936,604	48,024,336
Disposal of a variable interest entity (Note 5)	-	-	-	-	-	-	(94,723,963)	(5,981,661)	100,705,624	2,691,969	-	2,691,969
Net income	-	-	-	-	-	-	-	-	24,212,800	-	76,108	24,288,908
Reclassification of Class A Preferred Shares	-	-	715,000	9,652,527	-	-	-	-	-	-	-	9,652,527
Dividend to shareholders	-	-	-	686,400	-	-	-	-	(686,400)	-	-	-
Transfer to statutory reserve	-	-	-	-	-	-	-	19,260	(19,260)	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	-	-	-	1,337,529	97,733	1,435,262
Balance as of December 31, 2019	25,287,851	$-	715,000	$10,338,927	291,795,150	$31,087,732	$3,312,189	$658,662	$(12,407,304)	(7,906)	17,110,521	50,092,821
Net loss	-	-	-	-	-	-	-	-	(1,692,654)	-	838,048	(854,606)
Deconsolidation of subsidiaries	-	-	-	-	-	-	-	(639,402)	639,402	190,396	(4,162)	186,234
Dividend to shareholders	-	-	-	686,400	-	-	-	-	(686,400)	-	-	-
Transfer to statutory reserve	-	-	-	-	-	-	-	183,332	(183,332)	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	-	-	-	2,127,879	1,334,101	3,461,980
Balance as of December 31, 2020	25,287,851	$-	715,000	$11,025,327	291,795,150	$31,087,732	$3,312,189	$202,592	$(14,330,288)	2,310,369	19,278,508	52,886,429
Net lncome	-	-	-	-	-	-	-	-	371,091	-	386,210	757,301
Deconsolidation of subsidiaries	-	-	-	-	-	-	-			(2,494)	-	(2,494)
Dividend to shareholders	-	-	-	686,400	-	-	-	-	(686,400)		-	-
Transfer to statutory reserve	-	-	-	-	-	-	-	160,205	(160,205)	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	-	-	-	820,211	488,233	1,308,444
Balance as of December 31, 2021	25,287,851	$-	715,000	$11,711,727	291,795,150	$31,087,732	$3,312,189	$362,797	$(14,805,802)	3,128,086	20,152,951	54,949,680

The accompanying notes are an integral part of the consolidated financial statements

ROAN HOLDINGS GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollar, except for the number of shares)

	For the Years Ended December 31,
	2021	2020	2019
Cash Flows from Operating Activities:
Net income (loss)	$757,301	$(854,606)	$24,288,908
Less: Net loss from discontinued operations	-	-	26,846,018
Net loss from continuing operations	757,301	(854,606)	(2,557,110)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization expenses	1,134,738	1,102,298	55,498
Provision for credit losses	48,518	316,014	-
Provision for loan losses	-	-	2,244,601
Provision for financial guarantee losses	57,417	89,865	5,008
Deferred tax expenses	(265,421)	(1,001,372)	57,674
Changes in fair value of warrant liabilities	3,021	(5,961)	(530,863)
Net gain from disposal of fixed assets	(33,246)	(136,682)	-
Gain from lease modification	(603)	22,257	-
Accretion of finance leases	7,605	14,757	-
Gain (loss) from deconsolidation of subsidiaries	(490,283)	1,953,248	-
Changes in operating assets and liabilities:
Accounts receivable	(7,495)	(3,116,533)	(206,442)
Inventory	(3,250)	(30,348)	-
Interest and fees receivable	-	-	(149,013)
Other current assets	3,431,640	(3,215,702)	(289,694)
Other receivables	2,425,003	(3,268,571)	-
Pledged deposits and other non-current assets	414,265	359,202	-
Advances from customers	(58,249)	7,915	(6,702)
Tax payable	847,043	1,029,919	273,589
Accrued expenses and other liabilities	449,971	(727,211)	28,875
Net Cash Provided by (Used in) Operating Activities from Continuing Operations	8,717,975	(7,461,511)	(1,074,579)
Net Cash Used in Operating Activities from Discontinued Operations	-	-	(26,564)
Net Cash Provided by (Used in) Operating Activities	8,717,975	(7,461,511)	(1,101,143)

Cash Flows from Investing Activities:
Repayment of loans from factoring customers	-	-	107,833,488
Proceeds of loans from third parties	20,499,442	-	-
Loans disbursement to third parties	(26,100,286)	(3,467,607)	-
Loans disbursement to factoring customers	-	-	(43,422,881)
Purchases of property and equipment	(54,569)	-	(833)
Acquisition of a subsidiary	-	-	(427,318)
Acquisition of cash from acquired subsidiary	-	-	21,442,122
Proceeds from disposal of discontinued operations	-	-	504,713
Net inflow related to deconsolidation of subsidiaries	788	61,121	-
Redemption of short-term investment	-	8,690,374	-
Due to (from) related party	(70,169)	210,774	-
Proceeds from sale of property and equipment	40,305	837,969	-
Net Cash (Used in) Provided by Investing Activities from Continuing Operations	(5,684,489)	6,332,631	85,929,291
Net Cash Provided by Investing Activities from Discontinued Operations	-	-	35,765
Net Cash (Used in) Provided by Investing Activities	(5,684,489)	6,332,631	85,965,056

Cash Flows from Financing Activities:
Borrowing from a related party	-	-	279,020
Proceeds from bank loans	5,889,179	8,341,311	-
Repayment of bank loans	(8,927,555)	-	-
Proceeds from secured loans	-	-	43,422,881
Repayment of secured loans	-	-	(107,833,488)
Repayment of third-party loans	-	(280,268)	-
Repayment of lease liabilities	(76,102)	(207,891)	-
Net Cash (Used in) Provided by Financing Activities from Continuing Operations	(3,114,478)	7,853,152	(64,131,587)
Net Cash Used in Financing Activities from Discontinued Operations	-	-	(7,251)
Net Cash (Used in) Provided by Financing Activities	(3,114,478)	7,853,152	(64,138,838)

Effect of exchange rate changes on cash, cash equivalents, and restricted cash in banks	914,219	1,937,807	119,326

Net increase in cash, cash equivalents, and restricted cash in banks	833,227	8,662,079	20,844,401
Cash, cash equivalents, and restricted cash in banks at beginning of year	30,807,604	22,145,525	1,301,124
Cash, cash equivalents, and restricted cash in banks at end of year	$31,640,831	$30,807,604	$22,145,525

Supplemental Cash Flow Information
Cash paid for interest expense	$269,400	$-	$-
Cash paid for income tax	$-	$-	$-

Noncash investing activities
Acquisition of a subsidiary by issuance of Class B Preferred Shares	$-	$-	$31,087,732
Receivable from disposal of discontinued operations	$-	$-	$940,829
Right of use assets obtained in exchange for operating lease obligations	$-	$-	$615,000

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the statement of financial position that sum to the total of the same amounts shown in the consolidated statements of cash flows:

	December 31, 2021	December 31, 2020
Cash and cash equivalents	$1,947,142	$4,932,048
Restricted cash in banks	29,693,689	25,875,556
Total cash, cash equivalents and restricted cash	$31,640,831	$30,807,604

The accompanying notes are an integral part of the consolidated financial statements

ROAN HOLDINGS GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

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

On December 30, 2019, the Company set up Fortis Industrial Group Limited (former name “Fortis Health Industrial Group Limited”) in Hong Kong, which was a holding company and did not commence operation as of December 31, 2019.

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

Incorporation of joint ventures

On August 2, 2021, the Company set up a joint venture company, Yijia Travel (Hangzhou) Digital Technology Co. Ltd. (易佳行旅（杭州）数字科技有限公司) (“Yijia Travel”), to develop business travel services. The Company and its business partner, Shuzhiyun Holdings (Beijing) Co., Ltd. (“Shuzhiyun”), hold 35% and 30% of the equity in the joint venture, respectively.

On November 8, 2021, the Company set up a joint venture company, FINE C+ Digital Technology (Hangzhou) Limited (乐享未来数字科技（杭州）有限公司) (“FINE C+ Digital”) to offer lifestyle consumer services including cross-platform clearing and settlement services for consumer reward rights and interests. The Company and its s business partner, Shuzhiyu hold 45% and 30% of the equity in the joint venture, respectively.

On October 14, 2021, the Company’s subsidiary, Yifu Health Industry (Ningbo) Co., Ltd. (“Yi Fu”) set up a joint venture company, FINE C+ Health (Hangzhou) Technology Limited (乐享未来健康科技（杭州）有限公司) (“FINE C+ Health”), to provide online medical consultation and traditional Chinese medicine. Yi fu and the business partner of the Company, Shuzhiyun, hold 40% and 30% of the equity in the joint venture, respectively.

As of the date of this report, none of above investments in joint ventures had been paid.

Disposition of Feng Hui Ding Xin (Beijing) Financial Consulting Co., Ltd. (“Ding Xin”) in fiscal year 2020 and China Roan Industrial-Financial Holdings Group Co., Ltd. (“Roan HK”) in fiscal year 2021.

On September 30, 2020, the Company entered into an agreement (the “Agreement”) with Urumqi Fengxunhui Management Consulting Co., Ltd (“Fengxunhui”) pursuant to which Fengxunhui acquired a 100% equity interest in Ding Xin with a consideration of $15,325 (RMB100,000). Upon closing of the disposition, the Company released all equity interests to Fengxunhui’s shareholders.

On September 30, 2021, the Company sold 100% of the equity interest it held in China Roan Industrial-Financial Holdings Group Co., Ltd. (“Roan HK”), a holding company that has no business operations, to Yuanjia Asset Management Co., Ltd., a BVI company (“Yuanjia”), for a total of approximately $282 (HK$2,200). The net assets of Roan HK were negative $492,495 as of September 30, 2021, resulting in a gain on deconsolidation of $492,777 and other comprehensive loss of $2,494. Roan HK’s subsidiary, Jing Kai was disposed at the same time.

As of December 31, 2021, the Company was mainly engaged in financial guarantee services, debt collection services and financial consulting services through the subsidiaries Lixin Cayman and Adrie.

ROAN HOLDINGS GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements reflect the activities of the Company and its subsidiaries as follows:

Name	Background	Ownership
Adrie Global Holdings Limited (“Adrie”)	● A BVI company ● Incorporated on November 19, 2014 ● A holding company	100% owned by Roan
China Roan Industrial-Financial Holdings Group Co., Limited (“Roan HK”)	● A Hong Kong company ● Incorporated on February 11, 2015 ● A holding company ● Formerly known as China Feng Hui Financial Holding Group Co., Limited ● Disposed in September 30, 2021.	100% owned by Adrie
Fortis Industrial Group Limited (“FIG”)	● A Hong Kong company ● Incorporated on December 30, 2019 ● A holding company ● Formerly known as “Fortis Health Industrial Group Limited”	100% owned by Adrie
Xinjiang Feng Hui Jing Kai Direct Lending Limited (“Jing Kai”)	● A PRC company and deemed a wholly foreign owned enterprise ● Incorporated on May 14, 2015 ● Registered capital of $18 million ● A holding company ● Disposed in September 30, 2021 with Roan HK.	100% owned by Roan HK
Yifu Health Industry (Ningbo) Co., Ltd. (“Yi Fu”)	● A PRC company ● Incorporated on December 19, 2016 ● Registered capital of $30 million ● Planning for financial lease services ● Formerly known as Ningbo Ding Tai Financial Leasing Co., Limited.	100% owned by FIG
Zeshi (Hangzhou) Health Management Co., Ltd. (“Zeshi Health”)

●    A PRC company

●    Incorporated on March 3, 2020

●    Registered capital of RMB 5 million

●    Engaged in providing services in health management, health big data management and blockchain technology-based health information management.

100% indirectly owned by FIG
Ningbo Zeshi Insurance Technology Co. (“Zeshi Insurance”)	● A PRC company ● Incorporated on February 28, 2020 ● Registered capital of RMB 5 million ● Engaged in insurance technology services and related services.	100% indirectly owned by FIG
Hangzhou Zeshi Investment Partnership (Limited Partnership) (“Hangzhou Zeshi”)

●    A PRC limited liability partnership

●    Incorporated on December 21, 2017

●    Acquired on November 29, 2019

●    Registered capital of $7,750,878 (RMB 51 million)

●    Engaged in business factoring program, financing products design, related corporate financing solutions, investments and asset management

100% indirectly owned by FIG
Yijia Travel (Hangzhou) Digital Technology Co. Ltd. (“Yijia”)	● A PRC company ● Incorporated on August 2, 2021 ● Registered capital of RMB 5 million ● Engaged in business travel services	35% indirectly owned by FIG
FINE C+ Health (Hangzhou) Technology Limited (“FINE C+ Health”)	● A PRC company ● Incorporated on October 14, 2021 ● Registered capital of RMB 5 million ● Engaged in online medical consultation and traditional Chinese medicine	40% indirectly owned by FIG
FINE C+ Digital Technology (Hangzhou) Limited (“FINE C+ Digital”)

●    A PRC company

●    Incorporated on November 8, 2021

●    Registered capital of RMB 5 million

●    Engaged in lifestyle consumer services including cross-platform clearing and settlement services for consumer reward rights and interests

45% indirectly owned by FIG
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

99% owned by Lixin HK and 1% owned by FIG
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

The Companolidated statements of operations and comprehensive losses also included Feng Hui Ding Xin (Beijing) Financial Consulting Co., Ltd. (“Ding Xin”) and Ding Xin’s 99%-owned subsidiary Zhiyuan Commercial Factoring (Guangzhou) Co., Ltd. (“Zhiyuan”) for the year ended December 31, 2019 and for the period from January 1, 2020 to September 30, 2020 until Ding Xin and Zhiyuan was disposed of and deconsolidated at September 30, 2020.

The Company’s consolidated statements of operations and comprehensive losses also included China Roan Industrial-Financial Holdings Group Co., Ltd. (“Roan HK”) and Roan HK’s 100%-owned subsidiary Xinjiang Feng Hui Jing Kai Direct Lending Ltd. (“Jing Kai”) for the year ended December 31, 2019 and 2020 and for the period from January 1, 2021 to September 30, 2021 until Roan HK and Jing Kai was disposed of and deconsolidated at September 30, 2021.

2.	LIQUIDITY

For the year ended December 31, 2021, the net income from continuing operations was $757,301, as compared to net loss of $854,606 for fiscal year 2020, and net loss of $2,557,110 for the fiscal year 2019. The cash inflow from continuing operations was $8,717,975 for fiscal year 2021, as compared to cash outflow of $7,461,511 for fiscal year 2020, and cash outflow of $1,101,143 for fiscal year 2019. The Company has accumulated deficit of $14,805,802 as at December 31, 2021, which required management’s consideration of the Company’s liquidity and its ability to continue as a going concern.

In assessing the Company’s liquidity, the Company monitors and analyzes its cash and its ability to generate sufficient cash flow in the future to support its operating and capital expenditure commitments. The Company’s liquidity needs are to meet its working capital requirements and operating expenses obligations.

As of December 31, 2021, the Company had cash balance of $1,947,142 and a positive working capital of $51,940,172. In addition to the cash balance, the working capital was mainly comprised of restricted cash of $29,693,689, accounts receivable of $6,929,529, loan receivable due from third parties of $23,751,471 and other receivables of $656,835. The balances of these assets are expected to be repaid on maturity dates and will also be used for working capital.

In addition, the management estimated the operating expenses obligation for the next twelve months after issuance of the consolidated financial statements to be $3,786,344, which will be covered by the cash flows of $4,185,518 generated from financial guarantee services, financial services and interest income. The Company’s shareholder also pledged to provide continuous financial support to the Company whenever necessary.

The Company plans to fund its operations through revenue generated from its revenues of financial guarantee services and financial consulting services, private placements from investors, and financial support commitments from the Company’s shareholders.

Based on above operating plan, the management believes that the Company will continue as a going concern in the following 12 months.

The Company’s ability to fund these needs will depend on its future performance, which will be subject in part to general economic, competitive and other factors beyond its control. The frequent COVID-19 outbreak in China has caused severe disruptions in transportation, limited access to the facilities and limited support from workforce employed in operations, and as a result, the Company may experience the delays in provision of financial guarantee services and consulting services to customers. Although the China has taken strict measures to control the COVID-19 outbreak, temporally lockdown to certain areas in China happened frequently during 2021. It is estimated that the economy of China will still be impacted to certain extent. The extent to which the coronavirus impacts the results for fiscal year 2022 will depend on certain future developments, including the duration and spread of the outbreak, emerging information concerning the severity of the coronavirus and the actions taken by governments and private businesses to attempt to contain the coronavirus, all of which is uncertain at this point.

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

Translation of amounts from RMB into $ has been made at the following exchange rates for the respective periods:

	December 31, 2021	December 31, 2020
Balance sheet items, except for equity accounts	6.3726	6.5250

	For the Years Ended December 31,
	2021	2020	2019
Items in the statements of operations and comprehensive income (loss), and statements of cash flows	6.4508	6.9042	6.9088

No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

(e)	Use of estimates

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

As of December 31, 2021 and 2020, financial instruments of the Company comprised primarily current assets and current liabilities including cash and cash equivalents, restricted cash in banks and other financial institutions, accounts receivable, loan receivables, bank loan, operating lease liabilities, dividends payable, accrued liabilities and other liabilities, and due from/to related parties, which approximate their fair values because of the short-term nature of these instruments.

Warrant liabilities

The inputs used to measure the estimated fair value of warrant liabilities are classified as Level 3 fair value measurement due to the significance of unobservable inputs using company-specific information. The valuation methodology used to estimate the fair value of warrant liabilities is discussed in Note 20.

As of December 31, 2021 and 2020, the Company’s warrant liabilities were comprised of Series A Warrants relating to a private placement closed in July 2018, and the warrants issued to the agent for the private placement, at the aggregated fair value of $16,998 and $13,977, respectively.

(g)	Cash and cash equivalents

Cash and cash equivalents consist of bank deposits with original maturities of three months or less, all of which are unrestricted as to withdrawal and uninsured. Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which at times, may exceed the U.S. Federal depository insurance coverage of $0.25 million or other limits of protection if held in financial institutions outside of the U.S., such as Government securities coverage of HK$0.50 million. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

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

(i)	Accounts receivable, net

Accounts receivable represents the consulting service fees earned from customers but have not yet collected. An allowance for doubtful accounts is established and recorded based on management’s assessment of potential losses based on the credit history and relationships with the customers. Management reviews its receivables on a regular basis to determine if bad debt allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. The Company recognizes a charge-off when management determines that full repayment of the receivable is not probable. The primary factor in making that determination is the potential outcome of a lawsuit against the delinquent debtor. The Company will recognize a charge-off when the Company loses contact with the delinquent customer for more than six months or when the court rules against the Company to collect the outstanding balances. As of December 31, 2021 and 2020, the Company had expected current credit loss against doubtful accounts receivable of $775,330 and $740,370, respectively.

While management uses the best information available to make loan loss allowance evaluations, adjustments to the allowance may be necessary based on changes in economic and other conditions or changes in accounting guidance.

(j)	Loans receivable, net due from third parties

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

(k)	Interest and fees receivable

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

(l)	Property and equipment

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

(m)	Intangible assets, net

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

Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives using the straight-line method as follows:

Customer relationship	3 years
License	10 years
Non-Compete Agreements	4 years
Credit rating system	10 years

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

(n)	Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment of long-lived assets was recognized for the years ended December 31, 2021, 2020 and 2019.

(o)	Business combination

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

(p)	Financial guarantee services

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

	December 31, 2021	December 31, 2020
Guarantee	$47,020,055	$51,318,310

A provision for possible loss to be absorbed by the Company for the financial guarantee is recorded as an accrued liability when the guarantees are made and recorded as “Reserve for financial guarantee services” on the consolidated balance sheets. This liability represents probable losses and is increased or decreased by accruing a “Provisions or reversals of provisions on financial guarantee services” against the guarantee fee income. As of December 31, 2021 and 2020, the reserve for financial guarantee services amounted to $651,341 and $579,364, respectively.

This is reviewed throughout the life of the guarantee, as necessary when additional relevant information becomes available. The methodology used to estimate the liability for possible guarantee loss considers the guarantee contract amount and a variety of factors, which include, depending on the counterparty, latest financial position and performance of the borrowers, actual defaults, estimated future defaults, historical loss experience, estimated value of the relevant collateral or guarantees the costumers or third parties offered, and other economic conditions such as the economy trend of the area and the country. The estimates are based upon currently available information (Note 3(nn).

Referring to the historical information and industry experience, the Company estimates the probable loss for immature financial guarantee services to be 1% of contract amount and the probable loss for uncollected guarantee commission to be 50% of outstanding balance.

For the years ended December 31, 2021, 2020 and 2019, the Company provided provisions for the financial guarantee services of $57,417, $89,865 and $5,008. The Company reviews the provisions on a quarterly basis.

See Note 3(mm) for newly issued accounting guidance ASU 2016-13 for recognition of credit losses on financial instruments, which is effective January 1, 2023 for future measurement of the accrual of financial guarantee liabilities.

(q)	Customer pledged deposits

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

(r)	Unearned income

The Company receives the commissions from guarantee services either in full at inception or in instalments during the guarantee period. For the full collection of commission at inception, the Company initially records commissions as unearned income and amortizes the commission over the period of guarantee.

(s)	Warrant liabilities

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

(t)	Revenue recognition

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

Industrial operation services

On December 31, 2021, Hangzhou Zeshi investment partnership (“Hangzhou Zeshi”), a wholly-owned subsidiary of the Company, entered into an agreement with ZhongTan Future New Energy Industry Development (Zhejiang) Co., Ltd. (“ZhongTan Future”). Pursuant to the agreement, Hangzhou Zeshi will provide supply chain financial services, financial leasing services and industrial operation services, etc. Revenue of $146,245 was recognized during the year ended December 31, 2021 after the target customer was located, due diligence and initial negotiation was completed and requirements of ZhongTan Future were met.

The following table identifies the disaggregation of our revenue from services for the years ended December 31, 2021, 2020 and 2019, respectively.

	For the Years Ended December 31,
	2021	2020	2019
Management and assessment services	$440,254	$19,676	$135,938
Consulting services for financial guarantee customers	-	-	9,503
Consulting services relating to debt collection	206,792	2,108,477	493,779
Industrial operation services	146,245	-	-
	$793,291	$2,128,153	$639,220

(v)	Interest income on loans

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

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are mandated defined contribution plans by government. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were $131,949, $61,296, and $31,012 for the years ended December 31, 2021, 2020, 2019, respectively.

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

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. No impairment for right-of-use lease assets as of December 31, 2021 and 2020.

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

Basic earnings (loss) per ordinary share is computed by dividing net earnings attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted earnings per share is computed by dividing net income attributable to ordinary shareholders by the sum of the weighted average number of ordinary share outstanding and of potential ordinary share (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary share that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted earnings per share. For the years ended December 31, 2021, 2020 and 2019, the Company had no dilutive stocks.

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

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different services. For the year ended December 31, 2021, the Company had two operating business lines, including business conducted by Adrie and its subsidiaries, primarily management and assessment services and factoring business, and business conducted by Lixin Cayman and its subsidiaries, primarily financial guarantee and consulting services. Based on management’s assessment, the Company has determined that the two operating business lines are two operating segments as defined by ASC 280 (Note 21).

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

((ll))	The Outbreak of COVID-19

On January 30, 2020, the World Health Organization declared the outbreak of the corona-virus disease (COVID-19) a “Public Health Emergency of International Concern,” and on March 11, 2020, the World Health Organization characterized the outbreak as a “pandemic”. COVID-19 has had a severe and negative impact on the Chinese and the global economy and such impact persists as of the date of this report. Whether this will lead to a continued downturn in the economy is still unknown.

Our business operations have been affected and may continue to be affected by the ongoing COVID-19 pandemic. Although we resumed our operations in early March 2020, and the impact of COVID-19 on our operating results and financial performance was not significant for the 12 months ended December 31, 2021, a resurgence could negatively affect the execution of customer contracts, the collection of customer payments, or disrupt our supply chain, and the continued uncertainties associated with COVID 19 may cause our revenue and cash flows to underperform in the next 12 months. The extent of the future impact of the COVID-19 pandemic on our business and results of operations is still uncertain.

(mm)	Recently issued accounting pronouncements

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

In August 2020, the FASB issued ASU 2020-06: Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivative and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40). This ASU reduces the number of accounting models for convertible debt instruments and convertible preferred stock as well as amend the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based accounting conclusion. In addition, this ASU improves and amends the related EPS guidance. These amendments are effective for the Company for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. Adoption is either a modified retrospective method or a fully retrospective method of transition. The Company has completed its assessment and concluded that this update has no significant impact to the Company’s consolidated financial statements.

(nn)	Significant risks and uncertainties

1)	Credit risk

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

The Company has been providing the financial guarantees of loans for limited history. The customer deposits or other assets are held as collateral for the repayment of each loan. As of December 31, 2021 and 2020, the amount of outstanding loans and related interests that the Company has guaranteed is approximately $47.02 million and $51.32 million, respectively.

(nn)	Significant risks and uncertainties (continued)

-	Other operating activities

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash, cash equivalents and restricted cash. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of December 31, 2021, the Company had no deposits with a bank in the United States. As of December 31, 2021, cash of $1,947,142 and restricted cash of $29,693,689, respectively, were primarily deposited in banks located in Mainland China, which were uninsured by the government authority. To limit exposure to credit risk relating to deposits, the Company primarily place cash deposits with large financial institutions in China which management believes are of high credit quality.

Significant customers are those that account for greater than 10% of the Company’s revenues. The loss of any of the Company’s significant customer could have a material adverse effect on our business, consolidated results of operations and financial condition.

During the years ended December 31, 2021 and 2020, there were two and one customer generated sales which accounted for over 10% of total revenues generated for that year, respectively. The details are as follows:

	For the years ended, December 31,
	2021	2020
Customer A	25.9%	57.4%
Customer B	23.4%	5.9%

As of December 31, 2021 and 2020, accounts receivable due from these customers as a percentage of consolidated accounts receivable were as follows:

	As of December 31,
	2021	2020
Customer A	52.5%	58.2%
Customer B	17.0%	6.5%

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

The Company assessed the Company as the accounting acquirer because of the following reasons:

1)	The Class B preferred shares are without voting rights. Though the Company’s Board has the rights to convert any or all of the Class B Preferred Shares, in whole or in part, into ordinary share. The Company does not expect the Board will exercise the rights before the conversion date. Therefore, as of the acquisition date, the Company’s existing shareholders had voting rights whereas the selling shareholders of Lixin Cayman didn’t have such right in the combined entity and are not expected to have such a right before conversion.

2)	The Company’s major shareholders with voting rights did not change before and after the acquisition date. There is no existence of a large minority voting interest which has a significant voting interest over the combined entity.

3)

For the period from January 1, 2019 to the date of this report, the Company changed two executive directors and two non-executive directors in the Company’s Board, all duly elected by the shareholders.

4)

For the period from January 1, 2019 to the date of this report, the Company appointed a new Chief Executive Officer, and Lixin appointed a new Chief Financial Officer. The Company assessed the CEO dominates the senior management team of combined company.

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

Fair value
Net tangible assets (5)	$44,762,922
Customer relationship (1)	156,950
License (2)	1,983,277
Non-Compete Agreements (3)	2,454,127
Deferred tax liabilities recognized	(1,148,589)
Other intangible assets (4)	243,072
Less: Noncontrolling interests	(16,936,604)
Total purchase consideration	$31,515,155

(1)	Lixin has provided financial services to over 300 clients in the past four years, which will enable the Company to benefit from these customers in future operations and with an estimated average finite useful life of three years.

(2)	Lixin has obtained the Financing Guarantee Agency Business License which permits the Company to engage in financing guarantee business, non-financial guarantee business and consulting intermediary business related to guarantee business. The estimated useful life of the license is 10 years.

(3)	Pursuant to purchase agreement between the Company and Lixin, Lixin’s management and key employees were limited to be engaged in similar business to compete with the Company during the performance commitment period and within six-months to two years after leaving.

(4)	Approximately $0.24 million of other intangible assets arising from the acquisition was mainly for the assembled workforce.

(5)	The following is a reconciliation of the fair value of major classes of assets acquired and liabilities assumed which comprised of net tangible assets on December 20, 2019.

December 20, 2019
Carrying amounts of major classes of acquired assets
Cash, cash equivalents and restricted cash	$21,442,122
Short-term investments	8,560,911
Accounts receivable, net	3,252,159
Loan receivable due from third parties	5,917,714
Pledged deposits	5,564,592
Other assets	2,537,990
Total assets	$47,275,488
Less: total liabilities	(2,512,566)
Net tangible assets	$44,762,922

The amount of operating income and net income what resulted from the acquisition and included in the consolidated statements of operations and comprehensive income (loss) during the year ended December 31, 2019 were $280,972 and $192,483, respectively.

The accounting literature establishes guidelines regarding the presentation of this unaudited pro forma information. Therefore, this unaudited pro forma information is not intended to represent, nor does the Company believe it is indicative of, the consolidated results of operations of the Company that would have been reported had the acquisition been completed as of January 1, 2019. Furthermore, this unaudited pro forma information does not give effect to the anticipated business and tax synergies of the acquisition and is not representative or indicative of the anticipated future consolidated results of operations of the Company.

The unaudited pro forma consolidated financial information reflects the historical results of the Lixin Cayman and its subsidiaries, adjusted to reflect the acquisition had it been completed as of January 1, 2019. The most significant pro forma adjustments to the historical results of operations relate to the application of purchase accounting for the acquisition. The unaudited pro forma financial information includes various assumptions, including those related to the finalization of the purchase price allocation.

UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENTS

FOR THE YEAR ENDED December 31, 2019

	Roan	Lixin Cayman and its subsidiaries*	Pro Forma Adjustment**	Pro Forma Financial Data

Net revenues from services	$631,140	$2,591,381	$-	$3,222,521
Net interest (loss) income after provision for loan losses	(1,580,588)	1,075,726	50,681	(454,181)
Commission and fee income on guarantee services, net	3,789	1,829,566	(45,192)	1,788,163

Operating (Loss) Income	(945,659)	5,496,673	5,489	4,556,503

Other income, net	-	195,519	-	195,519

Total Operating Expenses	(1,366,710)	(2,087,917)	(855,729)	(4,310,356)

(Loss) Income Before Income Taxes	(2,312,369)	3,604,275	(850,240)	441,666

Income tax expenses	(244,741)	(936,982)	212,560	(969,163)
			-
Net (Loss) Income from continuing operations	(2,557,110)	2,667,293	(637,680)	(527,497)

Net income from discontinued operations, net of income tax	26,846,018	-	-	26,846,018

Net Income	24,288,908	2,667,293	(637,680)	26,318,521
Dividend – Convertible Redeemable Class A preferred stock	(686,400)	-	-	(686,400)
Net income attributable to noncontrolling interests	(76,108)	(90,928)	-	(167,036)
Net Income Attributable to Roan Holding Group Co., Ltd.’s shareholders	$23,526,400	$2,576,365	(637,680)	$25,465,085

Weighted average number of ordinary share outstanding
Basic	25,287,887	-	-	25,287,887
Diluted	25,287,887	-	-	25,287,887

Earnings per share
Basic	$0.93	-	-	$1.01
Diluted	$0.93	-	-	$1.01

*	The consolidated statements of income of Lixin was for the period from January 1, 2019 to December 20, 2019.

**	The proforma adjustment represents the transaction elimination between Roan and Lixin, amortization of intangible assets arising from the acquisition of $850,240, and deferred income tax benefits of $212,560 in relation to amortization of intangible assets arising from the acquisition.

5.	DISPOSITION OF FENG HUI

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

The following is a reconciliation of the carrying amounts of major classes of assets and liabilities held for sale in the in the consolidated balance sheet as of November 22, 2019.

November 22, 2019
Carrying amounts of major classes of assets held for sale:
Cash	$12,397
Loan receivable, net	1,557,568
Other assets	23,914
Total assets of disposal group classified as held for sale	$1,593,879
Carrying amounts of major classes of liabilities held for sale:
Loans	$36,221,099
Other current liabilities	20,611,079
Income tax payable	769,346
Liabilities directly associated with the assets classified as held for sale	$57,601,524

The following is a reconciliation of the amounts of major classes of income from operations classified as discontinued operations in the consolidated statements of operations and comprehensive income (loss) for the years ended December 31, 2019:

December 31, 2019
Discontinued Operations
Total interest and fees income	$3,514
Total interest expenses	(6,314,400)
Provision for loan losses	(24,702,109)
Other operating expenses	3,108,205
Net gain from discontinued operations	54,750,808
Net income (loss) from discontinued operations	$26,846,018

6.	DECONSOLIDATION OF DING XIN

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

Fair value
Consideration	$15,326
Less: carrying amount of Ding Xin’s net assets	1,782,340
Loss from deconsolidation	(1,767,014)
Other comprehensive loss	(190,396)
Non-controlling interest	4,162
Net loss from deconsolidation of subsidiaries	$(1,953,248)

7.	DECONSOLIDATION OF Roan HK

On September 17, 2021, the Company signed an equity transfer agreement to sell 100% of the equity interest it held in Roan HK, a holding company that has no business operations, to Yuanjia Asset Management Co. Ltd. (“Yuanjia”), a BVI company, for a total of approximately $282(HK$2,200). The transaction was closed on September 30, 2021. Upon closing of the disposition, the Company released all equity interests to Yuanjia’s shareholders. Therefore, starting from September 30, 2021, the Company has no power to direct the relevant activities of Roan HK due to the loss of control over Roan HK. Accordingly, the Company deconsolidated Roan HK and its subsidiary, pursuant to guidance of ASC 810-10-40-4 which indicates that A parent shall deconsolidate a subsidiary or derecognize a group of assets specified in paragraph 810-10-40-3A as of the date the parent ceases to have a controlling financial interest in that subsidiary or group of assets.

Fair value
Consideration	$282
Less: carrying amount of ROAN HK’s net assets	(492,495)
Gain from deconsolidation	492,777
Other comprehensive loss	(2,494)
Net gain from deconsolidation of subsidiaries	$490,283

8.	RESTRICTED CASH

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

As of December 31, 2021, the Company’s restricted cash is comprised of:

	December 31, 2021	December 31, 2020
Restricted cash in banks and other financial institutions	$20,592,223	$16,986,667
Restricted cash in other guaranteed creditors	9,101,466	8,888,889
	$29,693,689	$25,875,556

9.	ACCOUNTS RECEIVABLE, NET

As of December 31, 2021 and 2020, the accounts receivable consisted of the following:

	December 31, 2021	December 31, 2020
Accounts receivable	$7,704,859	$7,679,722
Less: allowance for credit losses	775,330	740,370
	$6,929,529	$6,939,352

Movement of allowance for credit losses was as follows:

	December 31, 2021	December 31, 2020
Balance, opening	$740,370	$405,802
Provisions	17,318	290,706
Foreign exchange loss	17,642	43,862
Balance, ending	$775,330	$740,370

10.	OTHER RECEIVABLES

As of December 31, 2021 and 2020, other receivables consisted of the following:

	December 31, 2021	December 31, 2020
Receivable from a guarantee customer	$-	$3,187,739
Other receivables	678,983	363,664
Less: allowance for credit losses	22,148	5,650
	$656,835	$3,545,753

11.	LOANS DUE FROM THIRD PARTIES

	December 31, 2021	December 31, 2020
Loans due from third parties (1)	$23,790,917	$17,698,084
Less: allowance for credit losses	39,446	27,432
	$23,751,471	$17,670,652

(1)

As of December 31, 2020, the balance of loans due from third parties was comprised of loans of $11,384,625, $3,306,744, $2,354,965, $417,742 and $153,019 due from five third parties, and a non-interest bearing loan of $0.54 million due from a third party. These five interest bearing loans are due within 12 months from the balance sheet date and have an interest rate of ranging from 7% to 14%. The loans of $11,384,625, $3,306,744, $2,354,965, and $153,019 are pledged either with real estate assets or customer’s trade receivables.

As of December 31, 2021, the balance of loans due from third parties was comprised of loans of $11,807,096, $6,622,101, $5,306,798 due from three parties, and a non-interest bearing loan of $0.54 million due from a third party. These three interest bearing loans are due within 12 months from the balance sheet date and have an interest rate of ranging from 7% to 14%. The loans of $6,622,101 and $5,306,798 are pledged either with real estate assets or customer’s trade receivables.

For the years ended December 31, 2021 and 2020, a net provision of $12,014 and $27,432 were charged against the consolidated statements of operations and comprehensive income (loss), respectively. For the years ended December 31, 2021 and 2020, the Company did not charge write-offs against provisions.

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

As of December 31, 2021, loan balance of $6,440,370 aged between 180 ~ 365 days, and balance of $5,085,836 aged over one year.

Movement of allowance for credit losses was as follows:

	December 31,	December 31,
	2021	2020
Balance at beginning of the year	$27,432	$4,870,838
Reduction due to deconsolidation	-	(4,870,838)
Provisions	12,014	27,432
Balance at end of the year	$39,446	$27,432

12.	OTHER CURRENT ASSETS

Other current assets consist of the following:

	December 31, 2021	December 31, 2020
Prepaid expenses	70,910	38,948
Prepayment to a supplier for procurement of healthcare products	-	3,463,602
	$70,910	$3,502,550

13.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	December 31, 2021	December 31, 2020
Electronic equipment	$137,523	$137,046
Vehicles	131,894	239,641
Office equipment	24,594	27,215
Leasehold improvements	50,805	49,618
Less: Accumulated depreciation	267,743	388,447
	$77,073	$65,073

Depreciation expenses totaled $46,946, $73,894 and $15,184 for the years ended December 31, 2021, 2020 and 2019, respectively. During fiscal year 2021, the Company disposed two vehicles and recorded a gain of $33,246. During fiscal year 2020, the Company disposed of the building and recorded a gain of $137,624.

14.	INTANGIBLE ASSETS, NET

Intangible assets consist of the following:

	December 31, 2021	December 31, 2020
Customer relationship	$172,614	$168,583
License	2,181,213	2,130,269
Non-Compete Agreements	2,699,056	2,636,015
Less: Accumulated amortization	1,929,489	957,000
	$3,123,394	$3,977,867

Amortization expenses totaled $938,900, $877,245 and $33,138 million for the years ended December 31, 2021, 2020 and 2019, respectively.

The following table sets forth the Company’s amortization expenses for the twelve months ending December 31 of the following years:

2022	$948,689
2023	872,550
2024	218,121
2025	218,121
2026	218,121
Thereafter	647,792
$3,123,394

15.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	December 31, 2021	December 31, 2020
Accrued payroll	$455,442	$355,314
Dividends due to former shareholders of Zhejiang Jingyuxin (1)	186,737	182,375
Other current liabilities	513,724	1,104,371
	$1,155,903	$1,642,060

(1)	The balance represented the unpaid dividends due to former shareholders of Lixin, who sold equity interests in Lixin to the Company.

16.	INCOME TAXES

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

Income tax expenses consist of the following:

	For the Years Ended December 31,
	2021	2020	2019
Current income tax expenses	$594,272	$771,639	$187,067
Deferred income tax expenses (recovery)	(265,421)	(1,001,372)	57,674
Income tax expenses (recovery)	$328,851	$(229,733)	$244,741

Below is a reconciliation of the statutory tax rate to the effective tax rate for the Company:

	For the Years Ended December 31,
	2021	2020	2019
PRC statutory income tax rate	25%	25%	25%
Effect of different income tax rate in other jurisdictions	1%	4%	(8.2)%
Effect of non-deductible expenses	1%	3%	(0.1)%
Effect of temporary differences	1%	7%	-%
Effect of valuation of deferred tax allowance	9%	5%	(27.3)%
Effective tax rate	37%	44%	(10.6)%

Deferred tax assets (liabilities), net as of December 31, 2021 and 2020 consist of the following:

	December 31, 2021	December 31, 2020
Deferred tax assets
Provision for financial guarantee services	$38,870	$23,772
Allowance on doubtful accounts	190,576	179,186
Accrued expenses	-	7,685
Lease liability	16,375	73,603
Net operating loss carrying forward	165,290	45,089
Less: valuation allowance	(165,290)	(42,208)
Total deferred tax assets	$245,821	$287,127
Deferred tax liabilities
Right-of-use assets	(9,328)	(86,504)
Recognition of intangible assets arising from business combination	(780,849)	(994,471)
Deferred tax liabilities, net	$(544,356)	$(793,848)

As of December 31, 2021 and 2020, the Company had net operating loss carry forwards of $562,798 and $188,408, respectively. The net operating loss can be carried forward up to 2025 for PRC entities and can be carried forward for Hong Kong entities indefinitely. The Company reviews deferred tax assets for a valuation allowance based upon whether it is more likely than not that the deferred tax asset will be fully realized. Therefore, valuation allowance was recognized against the deferred tax assets based upon management’s assessment as to their realization.

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

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2021 and 2020, the Company did not have any significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit. The Company does not believe that its uncertain tax benefits position will materially change over the next twelve months.

17.	EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted loss per common share for the years ended December 31, 2021, 2020 and 2019, respectively:

	For the Years Ended December 31,
	2021	2020	2019
Net Income (Loss) Attributable to Roan Holding Group Co., Ltd.’s shareholders	$371,091	$(1,692,654)	$23,526,400
Net income (loss) from continuing operations attributable to Roan Holdings Group Co., Ltd.’s shareholders	$371,091	$(1,692,654)	$(3,319,618)
Net income from discontinued operations, net of income tax	$-	$-	$26,846,018

Weighted average number of ordinary share outstanding
Basic and Diluted*	25,287,887	25,287,887	25,287,887

Earnings per share
Net income (loss) per share from continuing operations – Basic and Diluted	$0.01	$(0.07)	$(0.13)
Net earnings per share from discontinued operations – Basic and Diluted	$-	$-	$1.06

Basic loss per share to the ordinary shareholders are computed by dividing the net loss attributable to the ordinary shareholders by the weighted average number of common shares outstanding during the year. Diluted loss per share is the same as basic loss per share due to the lack of dilutive items in the Company for the years ended December 31, 2021, 2020 and 2019. The number of warrants, Class A preferred shares and Class B preferred shares are excluded from the computation as the anti-dilutive effect.

18.	RELATED PARTY TRANSACTIONS AND BALANCES

1)	Transactions with related parties

During fiscal year 2020, the Company advanced a loan of $91,954 to a shareholder, Mr. Yuan Shen. The loan is interest free and due on demand as of December 31, 2020. The Company has agreed to offset this loan with the other related party balance due to this same shareholder subsequent to yearend. (Refer to Note 18.2) below for balance due to this related party.

During fiscal year 2021, the Company purchased health products of $3,907 from Furuikang biomedical Technology (Zhejiang) Co., Ltd. (“FuruiKang”). The shareholder of Furuikang is a beneficial owner of the Company. The transactions are arm-length transactions. As of December 31, 2021, the amount due from Mr. Zhiyong Tang, the Company’s Chief Executive Officer, was $5,941. This amount was advanced travel fees and non-interest bearing. During the fiscal year 2021, the Company and Ms. Yuan Shen had agreed to offset the advanced loan of $91,954 provided in fiscal year 2020 with the balance due to Ms. Yuan Shen. After the offsetting, the amount due to Mr. Yuan Shen was $119,210 (Refer to Note 18.2). The amount was non-interest bearing and due on demand.

2)	Balances with related parties

As of December 31, 2021, the balance of due from related parties of $5,941 consisted of an advance of $5,941 to Mr. Zhiyong Tang.

As of December 31, 2021, the balance of due to related parties of $123,117 consisted of an advanced fund of $119,210 provided by Ms. Yuan Shen, and a payable of $3,907 to Furuikang.

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

In December 2019, the Company’s board approved an amendment to the Memorandum and Articles of Association (“M&A “). Pursuant to the new M&A, each Class A Share is convertible into two ordinary share (subject to equitable adjustments for stock splits, stock dividends, recapitalizations and other similar adjustments) at shareholder’s option after the closing of the Business Combination. The Class A preferred shares are automatically convertible on the date on which the average closing price of the Company’s ordinary shares for three consecutive trading days, that is equal to or exceeds $6.00, provided that such date is after the closing of the Business Combination.

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

With the amendment to the M&A, the redemption of Class A Preferred Shares is no longer solely within the control of the holders of these preferred shares. As the Class A Preferred Shares does not embody an unconditional obligation that requires the Company to redeem the preferred shares by transferring cash or assets, and it does not contain a specific date upon which assets must be transferred. The preferred shares are not considered mandatorily redeemable and are scoped out of ASC 480, Liabilities. In addition, the redemption was not solely controlled by the holders of the preferred shares, it was not required to be classified out of permanent equity. The Class A Preferred Shares was classified as an equity as of December 31, 2021 and 2020.

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

As of December 31, 2021 and 2020, dividend of $0.69 million and $0.69 million was accrued for Convertible Redeemable Class A Preferred Shares The balance for Class A Preferred Shares was $11.71 million and $11.03 million, respectively.

Class B Preferred Share

On December 20, 2019, the Company issued 291,795,150 shares of Class B Preferred Shares to exchange 65.0177% equity interest in Lixin Cayman and its subsidiaries.

The Class B Preferred Shares are characteristic with 1) No voting rights at a shareholder meeting or on any resolution of members; 2) No rights to receive any dividends declared on any shares of the Company; 3) Rights of liquidation preference. In the event of any liquidation, winding-up or dissolution of the Company, whether voluntary or involuntary, each Class B Holders shall be entitled to receive, in priority to the holders of any other class of Shares in the Company, an amount equal to their pro rata share of the Class B Liquidation Preference Amount, which is calculated at an aggregation of RMB 276 million and liquidation premium of 8% per annum of RMB 276 million.

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

On December 22, 2021, the Board of Directors of the Company unanimously passed a resolution to amend the Memorandum and Articles of Association (the “Amended M&A II”) to amend the definition of “Class B Conversion Date” of Class B preferred shares, on which the Class B preferred shares of the Company shall automatically convert into ordinary shares of the Company. Under the Amended M&A II, the “Class B Conversion Date” has been extended from two years after the date on which the Class B Preferred Shares were issued to thirty months after such issuance date.

As the Class B Preferred Shares does not embody an unconditional obligation that requires the Company to redeem the preferred shares by transferring cash or assets, and it does not contain a specific date upon which assets must be transferred. The preferred shares are not considered mandatorily redeemable and are scoped out of ASC 480, Liabilities. In addition, the redemption provisions are solely at the discretion of the Company. The Class B Preferred Shares was classified as an equity as of December 31, 2021 and 2020.

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

As of December 31, 2021 and 2020, the balance for Class B Preferred Shares was $31.09 million and $31.09 million, respectively.

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

As of December 31, 2021 and 2020, there were 25,287,851 and 25,287,851 ordinary shares issued and outstanding, respectively.

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

Preferred Shares

The Company is authorized to issue unlimited preferred shares, in one or more series, with such designations, voting and other rights and preferences as may be determined from time to time by the board of directors. As of December 31, 2021 and 2020, there were 715,000 and 715,000 Class A preferred shares issued and outstanding, respectively. As of December 31, 2021 and 2020, there were 291,795,150 and 291,795,150 Class B preferred shares issued and outstanding.

Warrants

A summary of warrants activity for the years ended December 31, 2021 and 2020 is as follows:

	Number of shares	Weighted average life	Expiration dates
Balance of warrants outstanding as of December 31, 2017	9,280,323	3.52 years	July 6, 2021
Grants of Series A Warrants	576,924	3.48 years	July 9, 2022
Grants of Placement Agent Warrant	46,154	3.48 years	July 9, 2022
Grants of Series B Warrants	390,579	0.08 years	August 9, 2018
Exercise of Series B Warrants	(390,579)
Balance of warrants outstanding as of December 31, 2018	9,903,401	2.58 years	*
Balance of warrants outstanding as of December 31, 2019	9,903,401	1.58 years	*
Balance of warrants outstanding as of December 31, 2020	9,903,401	0.58 years	*
Expire of Warrants issued in July 6, 2016	(9,280,323)
Balance of warrants outstanding as of December 31, 2021	623,078	0.52 years

*	As of December 31, 2021, the Company’s 623,078 shares of warrants were comprised of 576,924 Series A Warrants and 46,154 Placement Agent Warrants, which would expire on July 9, 2022. On July 6, 2021, 9,280,323 shares of warrants were expired. As at of December 31, 2021, the Company had 623,078 shares of warrants, which would expire on July 9, 2022.

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

As of July 10, 2018, December 31, 2020 and 2021, the Company estimated fair value of the Series A Warrants at, $1,202,310, $15,739 and $12,500 respectively, using the Black-Scholes valuation model, which took into consideration the underlying price of ordinary shares, a risk-free interest rate, expected term and expected volatility. As a result, the valuation of the warrant was categorized as Level 3 in accordance with ASC 820, “Fair Value Measurement”.

On the July 10, 2018, December 31, 2020 and 2021, the Company estimated the fair value of Series A Warrants using the following assumption.

	On July 10, 2018	On December 31, 2020	On December 31, 2021
Terms of warrants	48 months	18 months	6 months
Exercise price	2.60	1.18	1.18
Risk free rate of interest	2.77%	0.12%	0.19%
Dividend yield	0.00%	0.00%	0.00%
Annualized volatility of underlying stock	2.03	2.19	2.19

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

On August 9, 2018, the closing bid price of the Company’s ordinary shares was $1.29, and thus the investors exercised the Series B Warrant for 390,579 ordinary shares at $391. The carrying fair value of the warrant liabilities on the exercise day was $0.50 million and the fair value change in warrant liabilities for the years ended December 31, 2018 was $652. The Company incurred a gain of $652 upon exercise of the warrants.

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

As of July 10, 2018, December 31, 2020 and 2021, the Company estimated fair value of the Placement Agent Warrants at $96,185 $1,477 and $1,259, respectively, using the Black-Scholes valuation model. The assumptions used to estimate the fair value of the warrants were the same as those used for Series A Warrants.

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

As of December 31, 2021 and 2020, the Company had statutory reserve of $362,797 and $202,592, respectively.

21.	SEGMENT REPORTING

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different services. For the year ended December 31, 2021 and 2020, the Company has two operating business lines, including business conducted by Adrie and its subsidiaries, primarily management and assessment services and factoring business, and business conducted by Lixin Cayman and its subsidiaries, primarily financial guarantee and consulting services. Based on management’s assessment, the Company has determined that the two operating business lines are two operating segments as defined by ASC 280.

The following table presents summary information by segment for the years ended December 31, 2021 and 2020:

	For the Year Ended December 31, 2021
	Business conducted by Adrie and its subsidiaries	Business conducted by Lixin Cayman and its subsidiaries	Elimination	Total
Net revenues of services	$358,299	$726,866	$(291,874)	$793,291
Commission and fee income on guarantee services, net	-	527,023	(127,496)	399,527
Total interest and fee income	804,734	1,609,933		2,414,667
Net (loss) income from operation	$(573,845)	$882,731	$-	$308,886
Depreciation	$(267)	$(129,910)	$-	$(130,177)
Capital expenditures	$-	$-	$-	$-
Income tax recovery (expense)	$40,804	$(369,655)	$-	$(328,851)
Segment (loss) profit from continuing operations	$(263,173)	$1,020,474	$-	$757,301
Segment assets as of December 31, 2021	$11,681,319	$56,675,503	$(1,713,844)	$66,642,978

	For the Year Ended December 31, 2020
	Business conducted by Adrie and its subsidiaries	Business conducted by Lixin Cayman and its subsidiaries	Total
Net revenues of services	$75,280	$2,057,400	$2,132,680
Commission and fee income on guarantee services, net	-	285,606	285,606
Total interest and fee income	20,601	2,459,235	2,479,836
Net income from operation	$95,881	$4,802,241	$4,898,122
Depreciation	$(376)	$(39,951)	$(40,327)
Capital expenditures	$-	$-	$-
Income tax recovery (expense)	$(6,734)	$236,467	$229,733
Segment (loss) profit from continuing operations	$(762,041)	$1,860,683	$1,098,642
Segment assets as of December 31, 2020	$9,990,995	$57,712,165	$67,703,161

22.	COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity.

Lease commitments

As of December 31, 2021, the Company leases offices space under a number of non-cancellable operating lease arrangements, none of which had a term of over 12 months. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for operating lease is recognized on a straight-line basis over the lease term.

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

The table below presents the operating lease related assets and liabilities recorded on the balance sheets.

	December 31, 2021	December 31, 2020
Right of use assets	$37,313	$346,017

Operating lease liabilities, current portion	$65,498	$191,643
Operating lease liabilities, noncurrent portion	-	102,767
Total operating lease liabilities	$65,498	$294,410

As of December 31, 2021, the weighted average remaining lease term was 0.33 years, and discount rates were 4.75% for the operating lease.

Rental expense for the years ended December 31, 2021, 2020, and 2019 was $146,498, $134,457 and $78,756, respectively.

The following is a schedule, by years, of maturities of lease liabilities as of December 31, 2021:

Twelve months ended December 31, 2022	$65,758
Total lease payments	65,758
Less: imputed interest	(260)
Present value of lease liabilities	$65,498

23.	SUBSEQUENT EVENTS

On February 28, 2022, the Company entered a five-year cooperation agreement with Jiushang (Hangzhou) Semiconductor Technology Co., Ltd. (“Jiushang”) to jointly develop semiconductor operating businesses.

On April 2, 2022, Roan and Jiushang established a joint venture, Zhongxin Future (Hangzhou) Semiconductor Technology Industry Development Co., Ltd.. Roan and its business partner, own 22% and 38% of the equity, respectively, and the remaining 40% is held by Jiushang. The profit share will be 60% and 40% between Jiushang and Roan and its business partner, respectively. The registered capital of the joint venture is RMB100 million. The Company has not paid for this investment as of the date of this report.

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

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference from Exhibit 3.1 of registrant’s Form 6-K filed with the SEC on December 23, 2021)
2.1	Underwriting Agreement, dated September 30, 2014, between the Company and EarlyBirdCapital, Inc. as representative for the underwriters (incorporated by reference from Exhibit 2.1 of registrant’s Annual Report on Form 20-F filed with the SEC on March 3, 2017, for the fiscal year ended December 31, 2016)
2.2	Form of Specimen Ordinary Share Certificate of Roan Holdings Group Co., Ltd. (incorporated by reference from Exhibit 2.1 of registrant’s Annual Report on Form 20-F filed with the SEC on March 3, 2017, for the fiscal year ended December 31, 2016)
2.3	Form of Specimen Warrant Certificate of Roan Holdings Group Co. Ltd. (incorporated by reference from Exhibit 2.1 of registrant’s Annual Report on Form 20-F filed with the SEC on March 3, 2017, for the fiscal year ended December 31, 2016)
4.1	Amended and Restated Convertible Promissory Note, dated June 14, 2016 (incorporated by reference from Exhibit 4.14 of registrant’s Annual Report on Form 20-F filed with the SEC on May 17, 2021, for the fiscal year ended December 31, 2020).
4.2	Letter Agreement, dated April 6, 2018 by and between FT Global Capital, Inc. and China Lending Corporation (incorporated by reference from Exhibit 4.18 of registrant’s Annual Report on Form 20-F filed with the SEC on May 17, 2021, for the fiscal year ended December 31, 2020).
4.3	Form of Securities Purchase Agreement, dated July 6, 2018 (incorporated by reference from Exhibit 4.19 of registrant’s Annual Report on Form 20-F filed with the SEC on May 17, 2021, for the fiscal year ended December 31, 2020).
4.4	English Translation of Capital Contribution Agreement by and among Roan, Lixin Financial Holdings Group, et al (incorporated by reference from Exhibit 4.21 of registrant’s Annual Report on Form 20-F filed with the SEC on May 17, 2021, for the fiscal year ended December 31, 2020).
4.5	English Translation of Share Purchase Agreement dated June 13, 2019 among China Lending Corporation and Lixin Financial Holdings Group, et al. (incorporated by reference from Exhibit 4.22 of registrant’s Annual Report on Form 20-F filed with the SEC on May 17, 2021, for the fiscal year ended December 31, 2020).
4.6	English Translation of Supplemental Agreement to Share Purchase Agreement dated August 23, 2019, among China Lending Corporation and Lixin Financial Holdings Group, et al (incorporated by reference from Exhibit 4.23 of registrant’s Annual Report on Form 20-F filed with the SEC on May 17, 2021, for the fiscal year ended December 31, 2020).
4.7	Zhiyong Tang Employment Agreement, dated August 25, 2020, by and between Roan Holdings Group Co., Ltd. and Zhiyong Tang (incorporated by reference from Exhibit 10.1 of registrant’s Form 6-K filed with the SEC on August 30, 2021).
4.8	Wenhao Wang Employment Agreement, dated August 25, 2020, by and between Roan Holdings Group Co., Ltd. and Wenhao Wang (incorporated by reference from Exhibit 10.2 of registrant’s Form 6-K filed with the SEC on August 30, 2021).
4.9	Junfeng Wang Employment Agreement, dated August 10, 2020, by and between Roan Holdings Group Co., Ltd. and Junfeng Wang (incorporated by reference from Exhibit 10.1 of registrant’s Form 6-K filed with the SEC on August 14, 2020).
4.10*	Yuebo Zhang Employment Agreement, dated August 25, 2021
4.11*	Fengsong Wan Employment Agreement, dated August 25, 2021

Exhibit No.	Description
4.12*	English Translation of Lease Agreement between Junrong Capital Holdings Limited and Lixin (Hangzhou) Asset Management Co., Ltd., dated April 1, 2022.
4.13	English Translation of Lease between Zhejiang Fengfan Electrical Accessories Co., Ltd. and Zhejiang Jing Yu Xin Financing Guarantee Co., Ltd., dated April 7, 2020 (incorporated by reference from Exhibit 4.31 of registrant’s Annual Report on Form 20-F filed with the SEC on May 17, 2021, for the fiscal year ended December 31, 2020).
4.14*	English Translation of Lease Agreement between Junrong Capital Holdings Limited and Zeshi (Hangzhou) Health Management Co., Ltd., dated April 1, 2022.
4.15*	English Translation of Lease Agreement between Bogong He and Lixin (Hangzhou) Asset Management Co., Ltd., dated July 10, 2021.
4.16*	English Translation of Lease Agreement between Poly Apartment Management Co., Ltd. and Lixin (Hangzhou) Asset Management Co., Ltd., dated on August 15, 2021.
4.17*	English Translation of Equity Transfer Agreement, by and between Roan HK and Yuanjia Asset Management Co. Ltd. dated September 17, 2021.
8.1*	List of Subsidiaries
12.1*	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a)
12.2*	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a)
13.1*	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.1*	Press release dated April 22, 2022 titled “Roan Holdings Group Co., Ltd. Reports Full Year 2021 Financial Results”
101.INS*	XBRL Instance Document.
101.SCH*	XBRL Taxonomy Extension Schema Document.
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Filed herewith

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ROAN HOLDINGS GROUP CO., LTD.

Date: April 22, 2022	By:	/s/ Zhiyong Tang
	Name:	Zhiyong Tang
	Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities on the dates indicated. Each person whose signature appears below hereby authorizes Zhiyong Tang as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him or her and in his or her name, place and stead, in any and all capacities to sign any and all amendments to this report, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission.

Name	Position	Date

/s/ Zhiyong Tang	Chief Executive Officer	April 22, 2022
Zhiyong Tang	(Principal Executive Officer)

/s/ Wenhao Wang	Chief Financial Officer	April 22, 2022
Wenhao Wang	(Principal Financial Officer)

/s/ Junfeng Wang	Chairman	April 22, 2022
Junfeng Wang

/s/ Guiling Sun	Director	April 22, 2022
Guiling Sun

/s/ Yiguo Xu	Director	April 22, 2022
Yiguo Xu

/s/ Xiaoliang Liang	Director	April 22, 2022
Xiaoliang Liang

/s/ John Chen	Director	April 22, 2022
John Chen