Form 20-F
period 2022-12-31
Roan Holdings Group Co., Ltd.
filed 2023-05-15
CIK 1611852

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________

FORM 20-F

__________________________

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from __________ to ___________

Commission file number: 001-36664

_______________________

Roan Holdings Group Co., Ltd.

(Exact name of the Registrant as specified in its charter)

_______________________

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

The audited financial statements for the years ended December 31, 2022, 2021 and 2020 in this Annual Report have been prepared in accordance with accounting principles generally accepted in the United States, or “U.S. GAAP.”

FORWARD-LOOKING STATEMENTS

This Annual Report contains statements that may be deemed to be “forward-looking statements” within the meaning of the federal securities laws. These statements relate to anticipated future events, future results of operations and/or future financial performance. In some cases, you can identify forward-looking statements by their use of terminology such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “future,” “intend,” “may,” “ought to,” “plan,” “possible,” “potentially,” “predicts,” “project,” “should,” “will,” “would,” negatives of such terms or other similar terms. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The forward-looking statements in this Annual Report include, without limitation, statements relating to:

•        our goals and strategies;

•        our future business development, results of operations and financial condition;

•        our estimates regarding expenses, future revenues, capital requirements and our need for additional financing;

•        our estimates regarding the market opportunity for our services;

•        the impact of government laws and regulations;

•        our ability to recruit and retain qualified personnel;

•        our failure to comply with regulatory guidelines;

•        uncertainty in industry demand;

•        our efforts to list our ordinary shares on The Nasdaq Capital Market;

•        general economic conditions and market conditions in the finance industry;

•        future sales of large blocks or our securities, which may adversely impact our share price; and

•        depth of the trading market in our securities.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties, including those described in Item 3D “Key Information — Risk Factors.”

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

Risks Related to Doing Business in China

A slowdown of China’s economy could materially adversely affect our business.

All of our businesses are conducted entirely in China. Although China’s economy has grown in recent years, the pace of growth has slowed, and that rate of growth may not continue. The annual rate of growth in China declined from 6.6% in 2018 to 6.1% in 2019. Due to the negative impact of the COVID-19 pandemic, China’s economic growth rate in 2020 slowed to 2.3%, which is the lowest level since 1990. In 2021, the growth rate improved to 8.1% partially due to pandemic control measures and the resumption of production and operations. However, the growth rate of 2022 decreased to 3% primarily caused by lock-downs, shelter-in-place orders and travel restrictions mandated by the PRC government. Moreover, the global spread of the COVID-19 pandemic may cause downturns in the global economy which may have a material adverse effect on the Company’s financial condition and operation. A slowdown in overall economic growth, an economic downturn or recession, or other adverse economic developments in China may materially reduce the demand for our industrial operation services and could have a significant adverse impact on our business.

Future inflation in China could curb economic activity and adversely affect our operations.

China’s economy has experienced a period of rapid expansion in recent years, which could increase the rate of inflation. This has led to occasional efforts by the Chinese government to develop various corrective measures designed to limit the supply of credit or regulate growth and curb inflation. High inflation could lead the Chinese government to regulate credit and/or prices again, or to act otherwise, in the future, which could curb China’s economic activity. Any action by the Chinese government trying to control credit and/or prices may adversely affect our lending operations.

The uncertainties of the PRC government’s policies could negatively impact our business.

China’s economy is, in many ways, different from that of most other countries, especially with regards to the degree of government participation in the economy. Although China’s economy has grown significantly over the past few decades, this growth remains unbalanced between different periods, regions and sectors of the economy. The Chinese government also imposes significant controls over China’s economic growth by allocating state resources, controlling the payment of foreign currency debt, formulating monetary policies, and providing preferential treatment to specific industries or companies. Some actions and policies taken by the Chinese government may have a negative impact on the Chinese economy or that in the region we serve, and thus may have a significant adverse impact on our business.

Under the current government leadership, the government of the PRC has been pursuing economic reform policies that encourage private economic activities and greater economic decentralization. However, the government of the PRC may not continue to pursue these policies, or may significantly alter these policies from time to time without notice which may require the Company to quickly shift its business strategy or otherwise pivot its business.

Our business is widely regulated by both national and local government departments, which may interfere with the way we conduct our business and may negatively affect our financial performance. In addition, the Chinese government exerts substantial influence and control over the manner in which we conduct our business activities. Our business is largely in the financial industry, which is highly regulated by the Chinese government. Our business is subject to extensive and complex state, provincial and local laws, and also rules and regulations with regard to our financing guaranties, capital structure, and asset management, among other things. Further, such rules and regulations are issued by a variety of central government ministries and departments, provincial and local governments and are enforced by a variety of local authorities. Therefore, the interpretation and implementation of such rules and regulations may not be clear or consistent and occasionally we must occasionally depend on oral inquiries with local government authorities. As a result of such regulatory the complexity, uncertainties and constant changes in these rules and regulation (including changes in interpretation and implementation of Chinese regulations), our business activities and growth may be adversely affected if we do not respond to the changes in a timely manner. We may be subject to sanctions by regulatory authorities, monetary penalties and/or reputation damage, which could have a material adverse effect on our business operations and profitability.

PRC legal system is constantly changing, with new laws being introduced and some previous laws being repealed. There are certain uncertainties in the interpretation and application of PRC laws which could negatively impact our business.

Due to the PRC’s ongoing economic reform, new laws have been put into effect and certain old laws have been repealed. There are uncertainties regarding the interpretation and application of PRC laws. Only after 1979 did the Chinese government begin to promulgate a comprehensive system of laws that regulated economic affairs in general, dealt with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade, as well as encouraging foreign investment in China. Although the influence of the law has been increasing, China has still not developed a fully integrated legal system and recently enacted laws may not sufficiently cover all aspects of economic activities in China. Also, because these laws are relatively new, and because of the limited volume of published cases and their lack of force as precedents, interpretation and enforcement of these laws involve significant uncertainties. New laws that affect existing and proposed future businesses may also be applied retrospectively. In addition, there have been constant changes and amendments of laws over the past 40 years in order to keep up with the rapidly changing society and economy in China. Because government agencies and courts provide interpretations of laws and regulations and decide contractual disputes and issues, their inexperience in adjudicating new businesses and new polices or regulations in certain less developed areas causes uncertainty and may affect our business. Consequently, we cannot predict the future direction of Chinese legislative activities with respect to either businesses with foreign investment or the effectiveness of enforcement of the laws and regulations in China. The uncertainties, including new laws and regulations and changes to existing laws, as well as judicial interpretation by inexperienced officials in the agencies and courts in certain areas, may have a material adverse effect to our business.

The recent enhanced Chinese government oversight of data security, especially the increased scrutiny of companies seeking a foreign listing, could adversely affect our business and our business.

On February 15, 2022, the amended Cybersecurity Review Measures (the “Cybersecurity Review Measures”) came into effect, as published by the Cyberspace Administration of China (the “CAC”) and 12 other relevant PRC government authorities on December 28, 2021. The final Cybersecurity Review Measures provide that a “network platform operator” that possesses personal information of more than one million users and seeks a listing in a foreign country must apply for a cybersecurity review. Further, the relevant PRC governmental authorities may initiate a cybersecurity review against any company if they determine certain network products, services, or data processing activities of such company effects or may effect national security. As of the date of this Annual Report, we have not received any notice from any authority indicating that we are a critical information infrastructure operator, or requiring us to pass the CAC’s cyber security review. We believe that, based on the present situation, our operations and listings will not be affected, We do not expect a CAC cybersecurity review, because (1) our current business model is unlikely to be listed as a key information infrastructure operator by Chinese regulators; (2) as of the date of issuance of this Annual Report, the number of our individual customers is far less than one million and we do not have any plan to collect personal information from more than one million users in the near future, otherwise, we may be affected by the draft network security review measures; (3) the data processed in our business is unlikely to have a significant impact on critical information infrastructure supply chain security, network security, and data security, nor is it likely to have a significant impact on national security. It is therefore unlikely to be classified as core or important data by the authorities. However, there remains uncertainty about the interpretation or implementation of the Cybersecurity Review Measures and whether Chinese regulators, including the CAC, can adopt new laws, regulations, rules, or detailed implementation and interpretation related to the review method. If any such new laws, regulations, and rules affect us, we will take all reasonable measures and actions to comply with and minimize the adverse impact of these laws on us. However, we cannot guarantee that we will not be subject to cyber-security scrutiny in the future. We may be required to suspend operations or experience other business disruptions during the review period, which may have significant and adverse effects on our business, financial position, and results of operations.

The China Securities Regulatory Commission is preparing to strengthen supervision over overseas listing, and has issued Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), including unified supervision and management, strengthening regulatory coordination and cross-border regulatory cooperation. Although not yet in effect, we are not currently affected by it. However, it is not clear about the future impact on us after it officially comes into force.

On December 24, 2021, the China Securities Regulatory Commission, (the “CSRC”), issued Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Administration Provisions”), and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Measures”), which were open for public comments by January 23, 2022. The Administration Provisions and Measures lay out specific requirements for filing documents for overseas listings and include unified regulation management, strengthening regulatory coordination, and cross-border regulatory cooperation. Domestic companies seeking to list abroad must carry out relevant security screening procedures if their businesses involve regulatory supervision such as foreign investment security and cyber security reviews. Companies determined to be endangering national security are among those ineligible for overseas listings. As the Administration Provisions and Measures have not yet come into effect, we are currently unaffected by them. It is uncertain when the Administration Provision and the Measures will take effect or if they will take effect as currently drafted. However, if the proposed regulations come into effect, our Company may incur the following adverse effects: (1) greater compliance with reporting procedures for data security and security reviews, etc.; (2) increased compliance work may give rise to more operating costs and have a negative impact on our profits; (3) government may increase the approval procedures for future refinancing in the capital market, which could increase our operating costs and uncertainty.

The Draft Rules Regarding Overseas Listing stipulate that the Chinese-based companies, or the issuer, shall fulfill the filing procedures within three business days after the issuer makes an application for initial public offering and listing in an overseas market. The required filing materials for an initial public offering and listing shall include, but are not limited to, record-filing report and related undertakings; regulatory opinions, record-filing, approval and other documents issued by competent regulatory authorities of relevant industries (if applicable); and security assessment opinion issued by relevant regulatory authorities (if applicable); PRC legal opinion; and a prospectus. In addition, an overseas offering and listing is prohibited under any of the following circumstances: (1) if the intended securities offering and listing is specifically prohibited by national laws and regulations and relevant provisions; (2) if the intended securities offering and listing may constitute a threat to or endangers national security as reviewed and determined by competent authorities under the State Council in accordance with applicable law; (3) if there are material ownership disputes over the equity, major assets, and core technology, etc. of the issuer; (4) if, in the past three years, the domestic enterprise or its controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (5) if, in past three years, directors, supervisors, or senior executives have been subject to administrative punishments for severe violations, or are currently under judicial investigation for suspected criminal offenses, or are under investigation for suspected major violations; or (6) other circumstances as prescribed by the State Council. The Draft Administration Provisions defines the legal liabilities of breaches such as failure in fulfilling filing obligations or fraudulent filing conducts, imposing a fine between RMB 1 million and RMB 10 million, and in cases of severe violations, a parallel order to suspend relevant business or halt operation for rectification, revoke relevant business permits or operational license.

The continuous update of The Special Administrative Measures for Foreign Investment Access (Negative List) will not enable us to guarantee that our industry will not be included in the government’s negative list for foreign investment access in the future.

The Special Administrative Measures for Foreign Investment Access (Negative List) (2021 edition) promulgated by the Ministry of Commerce of PRC (“MOFCOM”) and the National Development and Reform Commission of the People’s Republic of China (“NDRC”) stipulates certain that industries that are prohibited from receiving foreign investment and certain industries where foreign investment is allowed but cannot be majority controlled by a foreign investor. At present, this regulation has no negative impact on our operations. However, we cannot guarantee that in the future, our industry will not be listed by the government on the negative list for foreign investment. If this happens, it may seriously affect our operations and cause losses to investors.

The failure to comply with PRC regulations relating to mergers and acquisitions of domestic enterprises by offshore special purpose vehicles may subject us to severe fines or penalties and create other regulatory uncertainties regarding our corporate structure.

On August 8, 2006, MOFCOM joined by the CSRC, the State-owned Assets Supervision and Administration Commission of the State Council, the State Administration of Taxation (“SAT”), the State Administration for Industry and Commerce (the “SAIC”), and the State Administration of Foreign Exchange (“SAFE”), jointly promulgated regulations entitled the Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”), which took effect as of September 8, 2006, and as amended on June 22, 2009. This regulation, among other things, has certain provisions that require offshore companies formed for the purpose of acquiring PRC domestic companies and controlled directly or indirectly by PRC individuals and companies which are the related parties with the PRC domestic companies, to obtain the approval of MOFCOM prior to engaging in such acquisitions and to obtain the approval of the CSRC prior to publicly listing special purpose vehicles’ securities on an overseas stock market. On September 21, 2006, the CSRC published on its official website a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval.

The application of the M&A Rules with respect to our corporate structure remains unclear, with no current consensus existing among leading PRC law firms regarding the scope and applicability of the M&A Rules. We believe that the MOFCOM and CSRC approvals under the M&A Rules are not required in the context of the Business Combination (for more information see History and Development of the Company — Corporate History and Structure of our PRC Operation) and the Lixin Acquisition because we did not acquire Urumqi Feng Hui Direct Lending Limited ’s equity or assets and Xinjiang Fenghui Jing Kai Direct Lending Co., Ltd. (新疆丰汇经开小额贷款有限公司) (“Jing Kai”) and Feng Hui Ding Xin (Beijing) Financial Consulting Co., Limited (“Ding Xin”) and Lixin Group were already foreign owned. However, we are not certain that the relevant PRC government agencies, including the CSRC and MOFCOM, would reach the same conclusion, and we are not certain that MOFCOM or the CSRC will not deem that our business combination with Adrie Global Holdings Limited (“Adrie”) (the “Business Combination”) or our acquisition of a 65.0177% interest in Lixin Financial Holdings Group Limited (“Lixin”) (the “Lixin Acquisition”) circumvented the M&A Rules, and other rules and notices, or that prior MOFCOM or CSRC approval was required for overseas financing.

If prior CSRC approval for overseas financings was required and not obtained, we may face severe regulatory actions or other sanctions from MOFCOM, the CSRC or other PRC regulatory agencies. In such an event, those regulatory agencies may impose fines or other penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from overseas financing into the PRC, restrict or prohibit payment or remittances of dividends or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to delay or cancel overseas financings, to restructure our corporate structure, or to seek regulatory approvals that may be difficult or costly to obtain.

The M&A Rules, along with certain foreign exchange regulations discussed below, will be interpreted or implemented by the relevant government authorities in connection with our future offshore financings or acquisitions, and we cannot predict how they will affect our acquisition strategy. However, as advised by our PRC counsel, Beijing Dongwei Law Firm, under the current policy, our future offshore financing or acquisitions will not be substantially affected. Our listing does not need approval by CSRC and MOFCOM.

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.

SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle”. SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC resident holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. SAFE promulgated the Notice of SAFE on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment, or SAFE Circular 13, on February 13, 2015, which was effective on June 1, 2015. SAFE Circular 13 cancels two administrative approval items which are foreign exchange registration under domestic direct investment and foreign exchange registration under overseas direct investment. Instead, banks shall directly examine and handle foreign exchange registration under domestic direct investment and foreign exchange registration under overseas direct investment, and SAFE and its branch shall indirectly regulate the foreign exchange registration of direct investment through banks.

We have notified substantial beneficial owners of ordinary shares who we know are PRC residents of their filing obligations in accordance with SAFE Circular 37 and SAFE Circular 13. However, we may not be aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners and cannot guarantee that all of our PRC-resident beneficial owners will comply with SAFE Circular 37, SAFE Circular 13 and subsequent implementation rules. The failure of our beneficial owners who are PRC residents to register or amend their SAFE registrations in a timely manner pursuant to SAFE Circular 37, SAFE Circular 13 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37, SAFE Circular 13 and subsequent implementation rules, may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions. Furthermore, as these foreign exchange regulations are still relatively new, it is unclear how this regulation, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant PRC government authorities, we cannot predict how these regulations will affect our business operations or future strategy. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to our company. These risks may have a material adverse effect on our business, financial condition and results of operations.

If any of our subsidiaries fails to maintain the requisite registered capital, licenses and approvals required under PRC law, our business, financial condition and results of operations may be materially and adversely affected.

Numerous regulatory authorities of the central PRC government, provincial and local authorities are empowered to issue and implement regulations governing various aspects of the financial industry. Each of our subsidiaries may be required to obtain and maintain certain assets relevant to its business as well as applicable licenses or approvals from different regulatory authorities in order to provide its current services. These registered capital requirements, licenses and approvals are essential to the operation of our business. If any of our subsidiaries fails to obtain or maintain the required registered capital, licenses or approvals for its business, it may be subject to various penalties, such as confiscation of illegal net revenue, fines and the discontinuation or restriction of its operations. Any such disruption in our subsidiaries’ business operations could materially and adversely affect our business, financial condition and results of operations.

PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries and thereby prevent us from funding our business.

As an offshore holding company with PRC subsidiaries, we may transfer funds to our PRC subsidiaries by means of loans or capital contributions. Any loans to these PRC subsidiaries, which are foreign-invested enterprises, cannot exceed statutory limits based on the difference between the amount of our investments and registered capital in such subsidiaries, and shall be registered with SAFE, or its local counterparts. Furthermore, any further capital contributions we make to our PRC subsidiaries, which are foreign-invested enterprises, shall be approved by MOFCOM, or its local counterparts. We may not be able to obtain these government registrations or approvals on a timely basis, if at all. If we fail to receive such registrations or approvals, our ability to provide loans or capital to increase contributions to our PRC subsidiaries may be negatively affected, which could adversely affect their liquidity and our ability to fund and expand their business.

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign- Invested Enterprises, or SAFE Circular 19, which took effect as of June 1, 2015. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allowed FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi funds converted from their foreign exchange capital for expenditure beyond their business scopes, providing guarantees for loans or repaying loans between nonfinancial enterprises. The SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, effective in June 2016. Pursuant to SAFE Circular 16, enterprises registered in China may also convert their foreign debts from foreign currency to Renminbi on a discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a discretionary basis which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its non-affiliated entities. Violations of these Circulars could result in severe monetary or other penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to use Renminbi converted from the net proceeds of our proposed offering of our ordinary shares pursuant to our registration statement on Form F-1 filed with the United States Securities and Exchange Commission (“the SEC”) on January 6, 2023 (the Form F-1 Registration Statement”) to fund our PRC operating subsidiaries, to invest in or acquire any other PRC companies through our PRC subsidiaries, which may adversely affect our business, financial conditions and results of operations.

PRC laws and regulations have established more complex procedures for certain acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

In addition to the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rules, the Anti-monopoly Law of the PRC, the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by MOFCOM or the MOFCOM Security Review Rules, were issued in August 2011. These established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex, including requirements in some instances that MOFCOM be notified in advance of any change of control in which a foreign investor takes control of a PRC enterprise, or that the approval from MOFCOM be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. In addition, PRC Measures for the Security Review of Foreign Investment effective as of January 2021 require acquisitions by foreign investors of PRC companies engaged in military-related or certain other industries that are crucial to national security to be subject to security reviews before any such acquisition. PRC laws and regulations also require certain merger and acquisition transactions to be subject to merger control review and or security review.

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

Further, if the business of any target company that we seek to acquire falls into the scope of security review, we may not be able to successfully acquire such company either by equity or asset acquisition, capital contribution or through any variable interest entity (“VIE”) agreement. We may grow our business in part by acquiring other companies operating in our industry. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and any required approval processes, including approval from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to maintain or expand our market share.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions against us or our management, in China, based upon United States laws, including the U.S. federal securities laws, or other foreign laws.

We are a company organized under the laws of the British Virgin Islands. Substantially all of our operations are conducted in China, and substantially all of our assets are located in China. None of our subsidiaries are organized under the laws of the United States. All of our directors and officers reside in China, and substantially all of the assets of those people are located outside of the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these people, or to enforce judgments against us which are obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Second, the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States providing for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors or officers if they decide that the judgment violates the basic principles of PRC laws, national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

Third, in the event shareholders originate an action against a company without domicile in China for disputes related to contracts or other property interests, the PRC courts may accept a cause of action if (a) the disputed contract is concluded or performed in the PRC or the disputed subject matter is located in the PRC, (b) the Company (as defendant) has properties that can be seized within the PRC, (c) the Company has a representative organization within the PRC, or (d) the parties chose to submit to the jurisdiction of the PRC courts in the contract on the condition that such submission does not violate the requirements of jurisdiction under the PRC Civil Procedures Law. The action may be initiated by the shareholder by filing a complaint with the PRC courts. The PRC courts would determine whether to accept the complaint in accordance with the PRC Civil Procedures Law. The shareholder may participate in the action by itself or entrust any other person or PRC legal counsel to participate on behalf of such shareholder. Foreign citizens and companies will have the same rights as PRC citizens and companies in such an action unless such foreign country restricts the rights of PRC citizens and companies.

Lastly, although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States have not been efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law, which became effective in March 2020, the securities regulatory authority of the State Council may collaborate with securities regulatory authorities of other countries or regions in order to monitor and oversee cross border securities activities. Article 177 further provides that overseas securities regulatory authorities are not permitted to carry out investigation and evidence collection directly within the territory of the PRC, and that any Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities to overseas agencies without prior consent of the securities regulatory authority of the State Council and the competent departments of the State Council.

Our Chinese subsidiaries’ ability to pay dividends to us may be restricted due to foreign exchange control and other regulations of China.

As an offshore holding company, we will rely principally on dividends from our subsidiaries in China for our cash requirements. Under the applicable PRC laws and regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a foreign-invested enterprise in China is required to set aside a portion of its after-tax profit to fund specific reserve funds prior to payment of dividends. In particular, at least 10% of its after-tax profits based on PRC accounting standards each year is required to be set aside towards its general reserves until the accumulative amount of such reserves reach 50% of its registered capital. These reserves are not distributable as cash dividends.

Furthermore, our Chinese subsidiaries’ ability to pay dividends may be restricted due to foreign exchange control policies and the availability of its cash balance. Substantially all of our operations are conducted in China and all of the revenue we recognize will be denominated in RMB. RMB is subject to exchange control regulation in China, and, as a result, our Chinese subsidiaries may be unable to distribute any dividends outside of China due to PRC exchange control regulations that restrict our ability to convert RMB into U.S. dollars.

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

Under the PRC Enterprise Income Tax Law, or the New EIT Law, and its implementation rules, which became effective in January 2008, an enterprise established outside of the PRC with a “de facto management body” located within the PRC is considered a PRC resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel and human resources, finance and treasury, and acquisition and disposition of properties and other assets of an enterprise.” On April 22, 2009, the State Administration of Taxation (the “SAT”), issued a circular, or SAT Circular 82 (partly modified by SAT Announcement [2014] No. 9), which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although the SAT Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the determining criteria set forth in the SAT Circular 82 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the resident status of all offshore enterprises for the purpose of PRC tax, regardless of whether they are controlled by PRC enterprises or individuals. Although we do not believe that our legal entities organized outside of the PRC constitute PRC resident enterprises, it is possible that the PRC tax authorities could reach a different conclusion. In such case, we may be considered a PRC resident enterprise and may therefore be subject to the 25% enterprise income tax on our global income, which could significantly increase our tax burden and materially and adversely affect our cash flow and profitability. In addition to the uncertainty regarding how the new PRC resident enterprise classification for tax purposes may apply, it is also possible that the rules may change in the future, possibly with retrospective effect.

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

On October 17, 2017, the State Administration of Taxation issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or Announcement 37, which came into effect on December 1, 2017. Announcement 37 further clarifies the practice and procedures of withholding of non-resident enterprise income tax.

Announcement 7 grants a safe harbor under certain qualifying circumstances, including transfers in the public securities market and certain intragroup restricting transactions, however, there is uncertainty as to the implementation of Announcement 7. For example, Announcement 7 requires the buyer to withhold the applicable taxes without specifying how to obtain the information necessary to calculate taxes and when the applicable tax shall be submitted. Announcement 7 may be determined by the tax authorities to be applicable to our offshore restructuring transactions or sale of the shares of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved. Though Announcement 7 and/or Announcement 37 does not impose a mandatory obligation of filing the report of taxable events, the transferring party shall be subject to PRC withholding tax if the certain tax filing conditions are met. Non-filing may result in an administrative penalty varying from 50% to 300% of unpaid taxes. As a result, we and our non-resident enterprises in such transactions may be at risk of being subject to taxation under Announcement 7 and/or Announcement 37, and may be required to expend valuable resources to comply with Announcement 7 and/or Announcement 37 or to establish that we and our non-resident enterprises should not be taxed under Announcement 7 and/or Announcement 37, for any restructuring or disposal of shares of our offshore subsidiaries, which may have a material adverse effect on our financial condition and results of operations.

Fluctuations in the foreign currency exchange rate between U.S. Dollars and Renminbi could adversely affect our financial condition.

The value of the RMB against the U.S. dollar and other currencies may fluctuate. Exchange rates are affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the RMB to the U.S. dollar. Under this policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of foreign currencies. Following the removal of the U.S. dollar peg, the RMB appreciated more than 20% against the U.S. dollar over three years. From July 2008 until June 2010, however, the RMB traded stably within a narrow range against the U.S. dollar. On June 20, 2010, the People’s Bank of China (“PBOC”) announced that the PRC government would reform the RMB exchange rate regime and increase the flexibility of the exchange rate. Since June 2010, the RMB has appreciated more than 10% against the U.S. dollar. In April 2012, the PRC government announced it would allow greater RMB exchange rate fluctuation. On August 11, 12 and 13, 2015, the PRC government successively set the central parity rate for the RMB more than 3% lower in the aggregate than that of August 10, 2015 and announced that it will begin taking into account previous day’s trading in setting the central parity rate. In 2015, the yuan experienced a 4.88% drop in value, and on January 4, 2016 the PRC government set the U.S. dollar-Chinese yuan currency pair to a reference rate of 6.5%, the lowest rate in 4.5 years. In 2019, the exchange rate of RMB against the US dollar depreciated by 4.1%, but appreciated during 2020 and 2021 (Source: website of National Bureau of Statistics Annual Statistic Report, dated September 1, 2022). However, it is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. As significant international pressure remains on the PRC government to adopt a more flexible currency policy, greater fluctuation of the RMB against the U.S. dollar could result.

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

Foreign currency translation income or loss for a fiscal year is beyond our control and has fluctuated greatly between 2021 and 2023, being a primary driver to whether we have a total comprehensive profit or loss attributable to our stockholders.

As described in the preceding risk factor, our operations are largely in the PRC and our revenues, costs, and financial assets and liabilities are predominantly denominated in RMB. However, because our financial statements are denominated in dollars, these items need to be translated into dollars, and the balance sheet items use exchange rates in effect on the balance sheet date while the income statement items use exchange rates in effect in the middle of the time period. These differences caused us to have foreign translation gains or losses which swung from a gain of almost $3.5 million in 2020 to a loss of almost $4.3 million in 2022, for a total swing of almost $7.8 million. This was a material contributing factor to the total comprehensive profit or loss attributable to our stockholders going from income of approximately $435 thousand in 2020 to a loss of approximately $1.925 million in 2022. Thus, we have little of no control over a primary driver of our total compressive profit or loss attributable to our stockholders.

If we fail to timely renew our registration certificates, it may adversely affect our reputation, financial conditions and results of operations.

Some of our operating subsidiaries located in PRC are engaged in the sales of medical devices. All those sales activities must comply with relevant Chinese laws and regulations. Pursuant to the Measures for the Administration of Registration of Medical Devices promulgated on June 27, 2012 and effective on October 1, 2014, as amended from time to time, Class I medical devices are subject to recordation administration with Class II and Class III medical devices subject to registration administration. We are in the business of manufacturing and sales of Class I and II medical devices. We have obtained the Business Record Certificate of Type II Medical Devices on January 7, 2021, which is valid for 5 years. If we fail to timely re-apply for our certificate, our financial conditions and results of operations will be adversely affected.

Non-compliance with labor-related laws and regulations of the PRC may have an adverse impact on our financial conditions and results of operations.

We have been subject to strict regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law, or the Labor Contract Law, that became effective in January 2008 and its implementing rules that became effective in September 2008 and was amended in July 2013, employers are subject to regulatory requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. We believe our current practice complies with the Labor Contract Law and its amendments. However, the relevant governmental authorities may take a different view and impose fines on us.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practice does not and will not violate labor-related laws and regulations in China. This may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we may be required to provide additional compensation to our employees and our business, financial conditions and results of operations may be adversely affected.

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

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies have sharply decreased in value and, in some cases, have become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our company and our business. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend the Company. This situation may be a major distraction to our management. If such allegations are not proven to be groundless, our business operations will be severely hampered and investment in our ordinary shares and other securities could be rendered worthless.

The disclosures in our reports and other filings with the SEC and our other public pronouncements are not subject to the scrutiny of any regulatory bodies in the PRC.

Our reports and other filings with the SEC are subject to SEC review in accordance with the rules and regulations promulgated by the SEC under the Securities Act of 1933, as amended (the “Securities Act”) and the Securities and Exchange Act of 1934 (the “Exchange Act”). Our SEC filings and other disclosure and public pronouncements are not subject to the review or scrutiny of any PRC regulatory authority. For example, the disclosure in our SEC reports and other filings are not subject to the review by CSRC, a PRC regulator that is tasked with oversight of the capital markets in China. Accordingly, you should review our SEC reports, filings and our other public pronouncements with the understanding that no local regulator has done any review of our Company, our SEC reports, other filings or any of our other public pronouncements.

Our principal business operations are conducted in the PRC. In the event that any U.S. regulators carry out investigations with respect to our business and need to conduct an investigation or collect evidence within the territory of the PRC, the U.S. regulators may not be able to carry out such investigation or evidence collection directly in the PRC under the PRC laws. U.S. regulators may consider cross-border cooperation with securities regulatory authority of the PRC by way of judicial assistance, diplomatic channels or regulatory cooperation mechanism established with the securities regulatory authority of the PRC. However, there can be no assurance that the U.S. regulators could succeed in establishing such cross-border cooperation in a specific case or could establish the cooperation in a timely manner. If U.S. regulators are unable to conduct such investigations, they may determine to suspend the quotation of our securities on the OTC markets or choose to suspend or de-register our SEC registration.

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

In May 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act (“HFCAA” or the “Act”) requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the Company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the Company’s auditors for three consecutive years, the issuer’s securities will be prohibited to trade on a national exchange.

In August 2020, the President’s Working Group on Financial Markets (“PWG”) issued a Report on Protecting United States Investors from Significant Risks from Chinese Companies (the “Report”). The Report made five recommendations designed to address risks to investors in U.S. financial markets posed by the Chinese government’s failure to allow audit firms that are registered with the PCAOB to comply with U.S. securities laws and investor protection requirements. Among the recommendations was advice to enhance the listing standards of U.S. exchanges to require, as a condition of initial and continued exchange listing, PCAOB access to main auditor work papers either directly or through co-audits.

On December 18, 2020, the HFCAA was signed into law. Among other things, the HFCAA amends the Sarbanes-Oxley Act of 2002 to require the SEC to prohibit the securities of foreign companies from being traded on U.S. securities markets, if the Company retains a foreign accounting firm that cannot be inspected or investigated completely by the PCAOB for three consecutive years, beginning in 2021. The Act also requires foreign companies to make certain disclosures about their ownership by governmental entities.

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

After SEC issued new disclosure requirements to Chinese companies seeking to list on Nasdaq, SEC approved the PCAOB’s Rule 6100 establishing framework for determinations under the HFCAA. On December 20, 2021, the SEC’s Division of Corporation Finance (the “Division”) posted an illustrative letter containing sample comments that the Division may issue to China-based companies describing 15 areas where the agency encourages existing and future China-based listings to increase disclosures. On December 20, 2021, the PCAOB issued a report on its determinations that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland because of positions taken by PRC authorities in those jurisdictions.

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreement”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. The SOP Agreement remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the SOP Agreement disclosed by the SEC, the PCAOB shall have sole discretion to select any audit firms for inspection or investigation and the PCAOB inspectors and investigators shall have a right to see all audit documentation without redaction. Under the PCAOB’s rules, a reassessment of a determination under the HFCA Act may result in the PCAOB reaffirming, modifying or vacating the determination. Although the PCAOB issued a Determination Report on December 15, 2022, determining that the PCAOB secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong, and vacating the 2021 Determinations to the contrary; the PCAOB further noted that it will act immediately to consider the need to issue a new determination if the PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access.

Our independent registered public accounting firm that issued the audit report for our financial statements since 2020, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is based in the U.S. and has been inspected by the PCAOB on a regular basis. However, the recent U.S. legislative and evolving regulatory environments as related to PRC companies listing or seeking to list stock on U.S. exchanges would add uncertainties to the trading and price volatility of our common shares. The rules and guidelines applicable in the future are unclear and may affect the progress of our application. We cannot be certain whether SEC or other U.S. regulatory authorities would apply additional and more stringent criteria to Chinese issuers including us as related to the audit of our financial statements. These additional requirements and more stringent criteria to be applied could add potential risks to our business and share price. Investigations under more strict scrutiny brought significant impact to us that may materially and adversely affect your stock holdings value, reduces the value of your investment.

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

Risks Related to our Business and Industry

The COVID-19 pandemic has had an adverse effect on our business, and public health epidemics such as COVID-19 could adversely impact our future operating results.

The COVID-19 pandemic has negatively impacted the global economy, disrupted business operations of various industries, and created significant volatility and disruption of financial markets. In compliance with the government mandates, our Hangzhou, Shaoxing, Guangzhou and Urumqi offices closed and our operations temporarily halted in the spring of 2020. During the closure, employees had only limited access to our facilities and delayed our project timeline, which affected our operating results and financial condition. In December 2021, Shangyu District, Shaoxing City, Zhejiang Province, where the subsidiary company Zhejiang Jing Yu Xin Financing Guarantee Co., Ltd. is located, was closed and suspended due to the epidemic, resulting in delays in our services to some customers. Operations resumed after the lockdown was lifted on December 31, 2021. COVID-19, including any variants thereof such as the omicron variant, could continue to adversely affect our business and financial results in 2023. For example, resurgences in COVID-19 could cause significant disruptions to our operations, or the business of our customers, our logistics and service providers, or may negatively impact to the pricing of our products. We cannot predict the severity and duration of the impact from such current resurgence.

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

We do not have a history of profitability from continuing operations. We continue to operate in a loss mode as we did in fiscal 2022.

We do not have a history of profitability from our continuing operations. Although we earned a profit from continuing operations for the year ended December 31, 2021 of $757,301, we experienced a loss from continuing operations for the years ended December 31, 2022 and December 31, 2020 of $106,535 and of $854,606, respectively. There can be no assurance that we will break out of our loss mode and become profitable again for our continuing operations.

We have had substantial changes in business models, and we cannot guarantee our future results of operations.

Since 2019, we have had substantial changes with our organizational structure and business models, including the completion of the Lixin Acquisition in December 2019 as discussed elsewhere in this report, the disposition of Ding Xin and its direct loan business in September 2020, and the disposition of China Roan Industrial-Financial Holdings Group Co., Ltd. in September 2021. We have transformed our business from a direct loan business, to a financial, insurance, healthcare and industrial operation service-related solution provider serving micro, small, and medium-sized enterprises (“MSMEs”) in China.

In addition, we have substantially expanded our health management and other health related services and industrial operation services. As we have a limited operating history in the business lines in which we are currently operating, it is difficult to evaluate our prospects, and we may not have sufficient experience in managing the changes and addressing the risks to which companies operating in new and rapidly evolving markets such as the financial guarantee, insurance, and health industries may be exposed. We will continue to encounter risks and difficulties that companies at a similar stage of development frequently experience, including the potential failure to:

•        obtain sufficient working capital and increase our registered capital to support expansion of our financial guarantee business, asset management, supply chain financing and business factoring;

•        comply with any changes in the laws and regulations of the PRC or local province that may affect our operations;

•        expand our customer base;

•        maintain adequate control of default risks and expenses allowing us to realize anticipated revenue growth;

•        implement our customer development, risk management of national growth and acquisition strategies and plans and adapt and modify them as needed;

•        integrate any future acquisitions; and

•        anticipate and adapt to changing conditions in the Chinese financing industry resulting from changes in government regulations, mergers and acquisitions involving our competitors, and other significant competitive and market dynamics.

If we are unable to address any or all of the foregoing risks, our business may be materially and adversely affected.

Our limited operating history makes it difficult to evaluate our business and prospects.

In general, we have a limited operating history as many of our operating subsidiaries were formed in 2017 or later.

Hangzhou Zeshi was formed in November 2018 and commenced financial services. Yifu Health Industry (Ningbo) Co., Ltd. （怡福健康产业（宁波）有限公司） (“Yi Fu”), formerly Ningbo Ding Tai Financial Leasing Co., Ltd., was formed in December 2016 but only commenced its health industry operations in 2020. Zeshi (Hangzhou) Health Management Co., Ltd. (泽时 (杭州)健康管理有限公司) (“Zeshi Health”) and Ningbo Zeshi Insurance Technology Co., Ltd. (宁波泽时保险科技有限公司) (“Zeshi Insurance”) began their operations in 2020. Zhongtan Industrial Operation was formed in June 2022 and Zhongtan Industrial Operation (JX) was formed in August 2022, both of which engage the industrial operation services.

The operating subsidiaries under Lixin also have a limited operating history. While Zhejiang Jing Yu Xin Financing Guarantee Co., Ltd. (浙江京虞信融资担保有限公司) (“Zhejiang Jingyuxin”) was incorporated in 2013 and Zhejiang Lixin Enterprise Management Holding Group Co., Ltd. (浙江励信企业管理集团有限公司) (“Zhejiang Lixin”) was incorporated in 2015, Lixin (Hangzhou) Asset Management Co., Ltd. (励信(杭州)资产管理有限公司) (“LAM”) and Lixin Supply Chain Management (Tianjin) Co., Ltd. (励信供应链管理(天津)有限公司) (“Lixin Supply Chain”) were incorporated in 2017.

As a result, the results of our operations in prior years may not be indicative of future performance.

We have a customer concentration risk as three of our customers represent about half of our revenue. The loss of any one of these customers would have a material adverse effect on our revenue and profitability.

Three of our customers represent approximately 48.22% of our revenue during the fiscal year ending December 31, 2022. These three customers are able to reduce the amount of their business with us at will or to cease doing business with us entirely at any time. Therefore, our continued revenue from these customers depends on their having continued needs that we are able to service in a manner they find more attractive than utilizing third parties. The loss or material reduction in revenue from either of these customers would have a material adverse effect on our revenue and profitability.

We have extended loans or purchased loans aggregating in excess of $26.02 million as of December 31, 2022. The default in any of such loans could materially and adversely impact our financial results and condition.

We have extended loans, or purchased loans made by other lenders, from five third-party customers aggregating approximately $26.02 million as of December 31, 2022, comprised of interest-bearing loans of approximately $9.27 million, $6.12 million, $5.53 million, $4.95 million, and $0.14 million. These interest-bearing loans have a fixed interest rate of ranging from 4.35% to 14%. Approximately one-half of the aggregate outstanding loan balance is backed by the pledge of either real estate assets or trade receivables of the customers. There can be no assurance that such customers were or with the recession remain credit worthy, that such customers will not default under such loans, that if the customers were to default that full or any value can be realized from the pledged collateral, or that the interest rates on such loans represent or will continue to represent market interest. We have only reserved approximately $0.48 million as of December 31, 2022 against such outstanding loans. The default of any of the four larger loans will materially reduce the value of the loan receivables shown on our books and result in material operating expenses and potentially corresponding losses for us.

We have guaranteed loans aggregating approximately $27.22 million as of December 31, 2022, which were backed by our approximately $11.34 million of restricted cash. The default in any of such loans could materially and adversely impact our financial results and condition.

We have guaranteed loans made by third parties to its customers aggregating approximately $27.22 million as of December 31, 2022. The banks, other financial institutions, or other guaranteed creditors providing loans to our guarantee service customers generally require us, as the guarantor of the loans, to pledge a cash deposit usually in the range of 10% to 20% of the guaranteed amount and the other financial institutions require a cash deposit of 50% of the guaranteed amount. At the same time, we require the guarantee service customers to make a deposit to us (shown on our balance sheet as restricted cash) of the same amount as the deposit we pledged to the banks, other financial institutions, and other guaranteed creditors for their loans to the extent the customer does not pledge or collateralize other assets with us. The restricted cash deposits are released after the guaranteed loans are paid off and our guarantee obligation expires, which is usually within 12 to 24 months. There can be no assurance that such customers were, or with the recession, remain credit worthy, that such customers will not default under such guaranteed loans, that if the customers were to default that full or any value can be realized from the pledged collateral and/or that the amount in default would be less than the restricted cash held by us. We had approximately $11.34 million of restricted cash as of December 31, 2022 against such outstanding loan guarantees. The default of any of the larger loans will materially reduce any corresponding restricted cash shown on our books and/or result in a reduction of our unrestricted cash and will result in material operating expenses and potentially corresponding losses for us.

As of December 31, 2022, approximately 78.9% of our approximately $7.1 million of accounts receivable are aged more than six months. The failure to collect such accounts receivable in full could materially and adversely impact our financial results and conditions.

As of December 31, 2022, we had approximately $9.01 million of accounts receivable, of which approximately $5.79 million are aged more than one year and another approximately $1.31 million are aged between six months, and one year. As of December 31, 2022, our reserve for uncollectible accounts receivable was approximately $0.81 million. The default of our customers to pay their accounts receivable in excess of such reserves could materially reduce our current assets and result in a material operating expense for us.

As to our industrial operation services, we recognize revenue in general over the length of the contract and therefore new contracts for services may not impact our current year income materially. Thus, it may take longer for our industrial operation services to materially increase our revenue and income.

We adopted ASC 606, Revenue from Contracts with Customers (“ASC 606”) on January 1, 2018, using the modified retrospective approach. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. Under ASC 606, as to our industrial operation services, we recognize revenue in general over the length of the contract. As a result, new contracts for industrial services may not impact our current year income materially. Thus, it may take longer for our industrial operation services to materially increase our revenue and income. This may materially and adversely impact our future results and hence our stock price.

Our current operations in China are geographically limited to certain areas.

Our business focuses on the Yangtze River Delta region and Pearl River Delta region China. Our future growth opportunities will depend on the growth and stability of the economy in these areas. A downturn in the economy of these areas or the implementation of provincial or local policies unfavorable to MSMEs may cause a decrease in the demand for our loan guaranty services and other services provided to MSMEs and may negatively affect borrowers’ ability to repay their loans on a timely basis, both of which could have a negative impact on our profitability and business. Although we are working to develop business in more areas, we need more time to expand our business geographically.

Regarding our financial guarantee services to MSMEs, we are subject to greater credit risks than larger guarantee providers, which could adversely affect our results of operations.

There are inherent risks associated with our financial guarantee activities, including credit risk, which is the risk that our customers may not repay us after we make payments for them according to our contracts. We provide financial guarantee services to MSMEs. These customers generally have fewer financial resources in terms of capital or borrowing capacity than larger entities and may have fewer financial resources to weather a downturn in the economy. Such customers may expose us to greater credit risks than guaranty providers guaranteeing for larger, better-capitalized state-owned businesses with longer operating histories. Conditions such as inflation, economic downturn, local policy change, adjustment of industrial structure and other factors beyond our control may increase our credit risk more than such events would affect larger guaranty providers. In addition, since we are still focusing on Yangtze River Delta region and Pearl River Delta region, our ability to geographically diversify the economic risks is currently limited by the local markets and economies. Also, decreases in local real estate value could adversely affect the values of the real property used as collateral in the financial guarantee business. Such adverse changes in the local economies may have a negative impact on the ability of customers to repay their loans and the value of their collateral and, in turn, our results of operations and financial condition may be adversely affected.

Competition in the financial industry is growing and could cause us to lose market share and revenues in the future.

We believe that the financial industry is an emerging market in China. We may face growing competition in the financial industry, and we believe that the financial industry is becoming more competitive as the industry matures and begins to consolidate. We will compete with other financial companies and some cash-rich state-owned companies or individuals that provide financial services to MSMEs. Some of these competitors have larger and more established customer bases and substantially greater financial, marketing and other resources than we have. As a result, we could lose market share and our revenues could decline, thereby adversely affecting our earnings and potential for growth.

Fluctuations in real estate prices may adversely affect our business.

A decline in the value of real estate may adversely affect the value of real estate used as collateral in the financial security business. The decline in regional real estate value may have a negative impact on customers’ ability to repay loans and their value as collateral, which, in turn, may adversely affect our operating performance and financial position.

As our business development depends on high-quality personnel, we may lack effective means to attract or retain talents, may lead to the expansion of new business can be not effectively realized

Our future success depends on its ability to attract and retain high-quality personnel. Establishment of Zeshi Insurance and Zeshi Health in the first quarter of 2020 with healthcare business and expansion of the businesses of each operating company requires additional managers and employees with relevant industry experience, and its success is highly dependent on its ability to attract and retain skilled management personnel and other employees. These operating companies may not be able to attract or retain highly qualified personnel. In addition, competition for skilled personnel is significant in China. This competition may make it more difficult and expensive to attract, hire and retain qualified managers and employees. We may incur additional expenses to recruit and retain qualified replacements and our businesses may be disrupted and our financial condition and results of operations may be materially and adversely affected. In addition, key managers may join a competitor or form a competing company. An operating company may not be able to successfully enforce any contractual rights with its management team, in particular in China, where all of these individuals reside or will reside.

Communication and information systems may be unstable, resulting in our business being disrupted.

We rely on communications and information systems to conduct our business to some extent, and in general our ability to protect our systems against damage from fire, power loss, telecommunication failure, severe weather, natural disasters, terrorism or other factors is important to our operations. Our computer systems and network infrastructure could be vulnerable to unforeseen problems. While we have a business continuity plan and other policies and procedures designed to prevent or limit the effect of a failure or interruption of our information systems, there can be no assurance that any such failures or interruptions will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures or interruptions of our information systems could, among other things, damage our reputation or result in a loss of clients, which could have a material adverse effect on our results of operations.

We have no material insurance coverage, which could expose us to significant costs and business disruption.

Risks associated with our business and operations include, but are not limited to, clients’ failure to repay the outstanding principal and interest after we make the payments for them and loss reserves are not sufficient to cover such failure, losses of key personnel, business interruption due to power loss or network failure, and risks posed by natural disasters including storms, floods and earthquakes, any of which may result in significant costs or business disruption. We do not maintain any credit insurance, business interruption insurance, general third-party liability insurance, nor do we maintain key-man life insurance or any other insurance coverage except the mandatory social insurance for employees. If we incur any loss that is not covered by reserves, our business, financial condition and results of operations could be materially and adversely affected.

We maintain cash deposits with various banks. These cash accounts are not sufficiently insured or otherwise protected. Should any bank holding these cash deposits become insolvent, or if we are otherwise unable to withdraw funds, we could lose the cash on deposit with that particular bank or trust company.

We use credit reports issued by the Credit Reference Center of the People’s Bank of China for credit records, which may not cover all accurate credit activities of guarantee customers.

We generally use credit reports issued by the Credit Reference Center of the People’s Bank of China (“CCRC”) for guarantee customers’ credit records. According to the information from CCRC’s official website (http://www.pbccrc.org.cn/crc/), CCRC is a professional credit information service institution directly under the PBOC which collects comprehensive credit information about both enterprises and individuals throughout China. The 2,100 credit reports query points of the PBOC’s branches have covered almost all rural areas in China, and CCRC has 300,000 information query ports in financial institutions and networks around the country, and the credit information service network is used throughout China. As of the end of April 2015, CCRC’s database had collected credit information of over 860 million individuals and over 20 million enterprises and institutions, mainly from commercial banks as well as other financial institutions. However, the CCRC’s credit reports do not cover all credit and financing activities with all trust companies, leasing companies, asset management companies, direct lending companies, insurance companies, and other financial companies. Moreover, the PBOC had not established a credit reporting system until 1997 when it established the Bank Credit Registration System which upgraded to the CCRC in 2006. Therefore, CCRC’s credit reports may not be able to cover credit and financing activities that occurred before 1997. In addition, the accuracy of credit reports provided by CCRC may be mainly adversely affected by the following: (1) reliability of information source; (2) victimized by criminals forging identity of the customers; (3) mistakes made by data entry operators; and (4) technical stability of CCRC’s computer system. Furthermore, despite using credit reports issued by the CCRC, privately-owned guarantors may be more susceptible to default than state-owned or public guarantors due to financial difficulties or fraud and therefore, we may have more difficulty enforcing guarantees from privately-owned guarantors than from state-owned or public guarantors. Finally, having a clean credit history in the past does not preclude a guarantee customer from defaulting in the future.

The business overlap of our subsidiaries could result in inefficiencies to our business.

We completed the Lixin Acquisition in December 2019. Most of our subsidiaries are in the financial industry and may conduct the same business. Our subsidiaries may share resources and may independently expand their own businesses, while at the same time they may target the same clients and compete with each other. This could reduce our efficiency as a whole. For example, Hangzhou Zeshi has commenced operations of asset management from 2019. LAM started its asset management business in 2017. They both focus on Zhejiang province. Hangzhou Zeshi is staffed entirely by new hires and in some measure may compete with LAM for customers. As a result, Hangzhou Zeshi may initially struggle to establish its business after the Lixin Acquisition and some of its success it has may come at the expense of LAM. Furthermore, because of PRC limitations, even though the economic benefit of Hangzhou Zeshi and LAM will inure to us, each will need to have its own segregated capital and client base. As a result, Hangzhou Zeshi and LAM will not be able to cross-collateralize or combine operations at the working level. Although we plan to allocate the resources from a strategic level, this structure may not allow us to allocate resources to their most efficient use and may require redundant or additional expenses.

One director of our one affiliated company was punished by the local CSRC while working for a different company.

Long Lifei, director of Zhejiang Lixin and Zhejiang Jingyuxin, was subject to administrative penalties (warnings and fines) imposed by the Anhui Securities Regulatory Bureau. Long Lifei, then the supervisor of Zhonghong Holding Co., Ltd, signed all or part of the regular reports of Zhonghong in 2016 and 2017 to ensure the authenticity, accuracy and completeness of the information disclosed in the regular reports, and was directly responsible for several information disclosure-related offenses of Zhonghong. According to the explanations of Zhejiang Lixin and Zhejiang Jingyuxin, the punishment imposed on Long Lifei has nothing to do with Zhejiang Lixin and Zhejiang Jingyu Xin, and is not a violation of laws and regulations in the management of Zhejiang Lixin or Zhejiang Jingyuxin. This punishment does not disqualify him from holding the position of director, supervisor or senior manager of a company as prescribed in Article 146 of PRC Company Law, and does not affect his qualification for holding the position of director of Zhejiang Lixin and Zhejiang Jingyuxin. Therefore, we believe that it will not have a significant impact on our operations.

The 6.6007% equity of Zhejiang Jingyuxin held by Dong Shuirong (paid for by a capital contribution of RMB 20 million) has been frozen by the judiciary.

The 6.6007% equity of Zhejiang Jingyuxin held by Dong Shuirong (paid for by a capital contribution of RMB 20 million) has been frozen by the judiciary. It currently has no significant impact on our operations. In this matter, the judiciary has not come to a clear decision yet. There is a possibility that such equity may be confiscated by the judiciary and auctioned if appropriate. If this happens, it may adversely affect our operations. However, as the shareholding of 6.6007% in Zhejiang Jingyuxin’s equity is not material to us, we do not expect it would have a significant impact on our operations.

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

Our failure to comply with the United States Foreign Corrupt Practices Act and Chinese anti-corruption laws could subject us to penalties and other adverse consequences.

As our shares are quoted on OTC Market, we are subject to the United States Foreign Corrupt Practices Act, which generally prohibits United States companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Non-U.S. companies, including some that may compete with us, may not be subject to these prohibitions. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices may occur from time-to-time in the PRC. Our employees or other agents may engage in such conduct for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

Our management may have to expend time and resources becoming familiar with United States securities laws, which could lead to various regulatory issues.

Our management team has limited familiarity with United States securities laws. They may have to expend time and resources becoming more familiar with such laws. This could be expensive and time-consuming and could lead to various regulatory issues, which may adversely affect our operations.

Risks related to product quality responsibility and personal claims.

Our subsidiaries and related parties’ business scopes involve the operation and distribution of medical devices. In product liability claims we may be liable for compensation according to the Civil Law, the Product Quality Law, and the Tort Liability Law in, for example, the below circumstances: (1) where physical injury is caused to a person or damage to another person’s property by a product’s defect resulting from the seller’s fault; (2) where the seller can identify neither the producer of the defective product nor the supplier thereof; and (3) where a defective product causes physical injury to a person or damage to another person’s property, the victim may claim compensation from the producer or from the seller of such product. We may be involved in any litigation regarding the products we sold or distributed due to our contractual relationship with other companies. If we lose the lawsuit, the damages can be very substantial, even if we are found not liable, the costs of litigation can be quite substantial. Additionally, product liability litigation may cause an adverse effect on our business reputation and efficiency and affect or interrupt our operations and revenue.

Risks arising from reliance on third-party service providers and intellectual property rights.

Our subsidiaries have co-operation agreements with technology enterprises that have patent or other independent intellectual property rights which have been properly registered with regulatory agencies such as the State Intellectual Property Office and Trademark Office of China’s State Administration for Industry and Commerce (SAIC). Our service and reputation significantly rely on the third-party suppliers mentioned above. If (i) the PRC authorities invalidate these agreements for violation of PRC laws, rules, and regulations, (ii) the agreements are valid but cannot be performed, or (iii) any parties fail to perform their obligations under these agreements, our business operations in China would be materially and adversely affected, and the value of your stock may substantially decrease. If a third party fails to perform or defective perform its contractual obligations, it will lead to a failure to provide products or services according to meet our consumers’ requirements, we may have to take legal action to compel them to fulfill their contractual obligations. We depend on third parties to a large extent and are unable to feasibly monitor their behavior to reasonably avoid contractual risks. Further, because intellectual property rights are owned by a third party, it is difficult for us to restrain third parties from infringing on intellectual property or disclosing trade secrets. This could harm our reputation and business position.

Federal and state privacy laws, and equivalent laws of other countries, may increase our costs of operation and expose us to civil and criminal sanctions.

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

The protection of personal data, particularly patient data, is subject to strict laws and regulations in many countries. The collection and use of personal health data in the European Union (the “EU”) is governed by the provisions of Directive 95/46/EC of the European Parliament and of the Council of 24 October 1995 on the protection of individuals with regard to the processing of personal data and on the free movement of such data, commonly known as the Data Protection Directive. The Data Protection Directive imposes a number of requirements including an obligation to seek the consent of individuals to whom the personal data relates, the information that must be provided to the individuals, notification of data processing obligations to the competent national data protection authorities of individual EU Member States and the security and confidentiality of the personal data. The Data Protection Directive also imposes strict rules on the transfer of personal data out of the EU to the U.S. Failure to comply with the requirements of the Data Protection Directive and the related national data protection laws of the EU Member States may result in fines and other administrative penalties and harm our business. We may incur extensive costs in ensuring compliance with these laws and regulations, particularly if we are considered to be a data controller within the meaning of the Data Protection Directive.

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

Any breach or interruption could compromise our networks or those of our third-party providers, and the information stored there could be inaccessible or could be accessed by unauthorized parties, publicly disclosed, lost or stolen. Any such interruption in access, improper access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, such as HIPAA, and regulatory penalties. Unauthorized access, loss or dissemination could also disrupt our operations, including our ability to perform tests, provide test results, bill payers or patients, process claims and appeals, provide customer assistance services, conduct research and development activities, collect, process and prepare company financial information, provide information about our current and future products and other patient and clinician education and outreach efforts through our website, and manage the administrative aspects of our business and damage our reputation, any of which could adversely affect our business. Any such breach could also result in the compromise of our trade secrets and other proprietary information, which could adversely affect our competitive position.

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

Generally, for any taxable year, if at least 75% of our gross income is passive income, or at least 50% of the value of our assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, we would be characterized as a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes. For purposes of these tests, passive income includes dividends, interest gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income (including amounts derived by reason of the temporary investment of funds raised in offerings of our shares) and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. holders, and having interest charges apply to distributions by us and gains from the sales of our shares.

Our status as a PFIC will depend on the nature and composition of our income and the nature, composition and value of our assets (which, assuming we are not a “controlled foreign corporation,” or a CFC, under Section 957(a) of the Internal Revenue Code of 1986, as amended, or the Code, for the year being tested, may be determined based on the fair market value of each asset, with the value of goodwill and going concern value determined in large part by reference to the market value of our common shares, which may be volatile). Our status may also depend, in part, on how quickly we utilize the cash proceeds from any proposed offerings in our business. Based upon the value of our assets, including any goodwill, and the nature and composition of our income and assets, we do not believe that we were classified as a PFIC for the taxable year ended December 31, 2021 and we do not believe that we will be classified as a PFIC for the taxable year ending December 31, 2022 or in the immediately foreseeable future. Because the determination of whether we are a PFIC for any taxable year is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC in any taxable year. Accordingly, our legal counsel expresses no opinion with respect to our PFIC status for our taxable year ended December 31, 2018, and also expresses no opinion with regard to our expectations regarding our PFIC status in the future.

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

Significant judgment is required in evaluating our tax positions and determining the applicable provisions with regards to income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. For example, our effective tax rates could be adversely affected by changes in foreign currency exchange rates or by changes in the relevant tax, accounting and other laws, regulations, principles and interpretations. As we intend to operate in numerous countries and tax jurisdictions, the application of tax laws can be subject to diverging and sometimes conflicting interpretations by tax authorities of these jurisdictions. It is not uncommon for taxing authorities in different countries to have conflicting views, for instance, with respect to, among other things, the manner in which the arm’s length standard is applied for transfer pricing purposes, or with respect to the valuation of intellectual property. In addition, tax laws are dynamic and subject to change as new laws are passed and new interpretations of the law are issued or applied. For example, on December 22, 2017, the Tax Cuts and Jobs Act was enacted, which introduced a comprehensive set of tax reforms. We continue to assess the impact of such tax reform legislation on our business and may determine that changes to our structure, practice or tax positions are necessary in light of the Tax Cuts and Jobs Act. Certain impacts of this legislation have been taken into account in our financial statements, including the reduction of the U.S. corporate income tax rate from the previous 35 percent to 21 percent. The Tax Cuts and Jobs Act in conjunction with the tax laws of other jurisdictions in which we operate, however, may require consideration of changes to our structure and the manner in which we conduct our business. Such changes may nevertheless be ineffective in avoiding an increase in our consolidated tax liability, which could adversely affect our financial condition, results of operations and cash flows.

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

Future equity financing may result in dilution.

As of December 31, 2022, our audited cash holdings were $645,363 and restricted cash were $11,337,223. We believe that our currently available capital resources, together with the net proceeds of our proposed offering of our ordinary shares pursuant to our Registration Statement on Form F-1 (“Proposed Offering”), will be sufficient to fund our operations and meet our obligations for the foreseeable future. However, we may conduct financings in the future to raise cash for acquisitions and as a cash reserve.

We cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all, and the terms of any financing may adversely affect the interests or rights of our shareholders. Even if we believe that we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations. The issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our shares to decline.

In addition, the sale of a substantial amount of ordinary shares in the public market, in a situation in which we acquire a company and the original shareholders of the Company receive our ordinary shares as consideration and these shareholders subsequently sells ordinary shares, or by investors who acquired such ordinary shares in a private placement, could have an adverse effect on the market price of our ordinary shares.

If financial performance does not meet the expectations of investors, shareholders or financial analysts, the market price of our securities may be volatile and decline.

If our business and/or financial performance do not meet the expectations of investors or securities analysts, the market price of our securities may decline. If an active market for our securities develops and continues, the trading price of our securities could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on your investment in our securities, which may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of our securities may not recover and may experience a further decline.

Factors affecting the trading price of our securities may include:

•        actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

•        changes in the market’s expectations about our operating results;

•        success of competitors;

•        our operating results failing to meet the expectation of securities analysts or investors in a particular period;

•        changes in financial estimates and recommendations by securities analysts concerning us or the lending market in general;

•        operating and stock price performance of other companies that investors deem comparable to us;

•        our ability to market new and enhanced services on a timely basis;

•        changes in laws and regulations affecting our business;

•        commencement of, or involvement in, litigation involving us;

•        our ability to access the capital markets as needed;

•        changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

•        the volume of ordinary shares available for public sale;

•        any major change in our Board of Directors or management;

•        sales of substantial amounts of ordinary shares by our directors, executive officers or significant shareholders or the perception that such sales could occur; and

•        general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of our securities irrespective of our operating performance. The stock market in general has experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our securities, may not be predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies which investors perceive to be similar to us could depress our stock price regardless of our business, prospects, financial condition or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

Our business and share price may suffer as a result of our insufficient public company operating experience, and, if securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding our ordinary shares adversely, the price and trading volume of our ordinary shares could decline.

We have been a public company for a limited number of years. Our limited public company operating experience may make it difficult to forecast and evaluate our future prospects. If we are unable to execute our business strategy, either as a result of our inability to effectively manage our business in a public company environment or for any other reason, our business, prospects, financial condition and operating results may be harmed.

The trading market for our ordinary shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market, or our competitors. Securities and industry analysts do not currently, and may never, publish research on us. If no securities or industry analysts commence coverage of us, our ordinary share price and trading volume would likely be negatively impacted. If any of the analysts who may cover us change their recommendation regarding our shares adversely, or provide more favorable relative recommendations about our competitors, the price of our ordinary shares would likely decline. If any analyst who may cover us were to cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share prices or trading volume to decline.

A market for our securities may not continue, which would adversely affect the liquidity and price of our securities.

The price of our securities may fluctuate significantly due to the market’s reaction and general market and economic conditions. An active trading market for our securities may never develop or, if developed, it may not be sustained. In addition, the price of our securities can vary due to general economic conditions and forecasts, our general business condition and the release of our financial reports. Additionally, because our ordinary shares were delisted from the Nasdaq Capital Market in September 2019, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of our securities are more limited than when we were listed on the Nasdaq Capital Market. You may be unable to sell your securities unless a market can be established or sustained.

Because the Nasdaq Capital Market delisted our ordinary shares from trading on its exchange due to our failure to meet the Nasdaq Capital Market’s initial and/or continued listing standards, we and our securityholders face significant material adverse consequences including:

•        a limited availability of market quotations for our securities;

•        a determination that our ordinary shares are a “penny stock,” which requires brokers trading in our ordinary shares to adhere to more stringent rules, resulting in a reduced level of trading activity in the secondary trading market for our ordinary shares;

•        a limited amount of analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

Risks Related to Our Ordinary Shares

An active trading market for our ordinary shares has not developed on the OTCQB and may not develop in the future regardless of where our stock is quoted or listed. As a result, our shareholders may not be able to resell their ordinary shares.

Although our ordinary shares are quoted on the OTCQB, an active trading market for our ordinary shares has not developed. While we intend to apply to have our ordinary shares listed on The Nasdaq Capital Market, any such uplisting would likely require that we conduct a substantial financing which we may be unable to do. It is a condition to completing the Proposed Offering that our listing application be approved by Nasdaq. If we are unsuccessful in our uplisting, we would remain on the OTCQB, which could inhibit our ability to cause an active trading market to develop. Even if we are successful in listing on the Nasdaq Capital Market, an active trading market for our shares may never develop or be sustained. We cannot predict the extent to which an active market for our ordinary shares will develop or be sustained if we are able to list such securities on Nasdaq. If an active market for our ordinary shares does not develop, it may be difficult for you to sell securities you own without depressing the market price for the shares, or at all.

Sales of a substantial number of shares of our ordinary shares in the public market by our existing shareholders could cause our share price to fall.

Sales of a substantial number of our ordinary shares in the public market, or the perception that these sales might occur, could depress the market price of our ordinary shares and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our ordinary shares. All of the shares owned by our directors, officers and shareholders that own over 5% of our ordinary shares on a fully diluted basis are subject to lock-up agreements with the underwriters of the Proposed Offering that restrict such shareholders’ ability to transfer our ordinary shares for at least six months from the date of our Registration Statement on Form F-1. All of our outstanding shares held by our directors, officers and shareholders that own over 5% of our ordinary shares on a fully diluted basis will become eligible for resale upon expiration of the lockup period, as described in the sections of our Registration Statement on Form F-1 entitled “Shares Eligible for Future Sale” and “Underwriting.” In addition, shares issued or issuable upon conversion of our Class A preferred shares as of the expiration of the lock-up period will be eligible for sale at that time. Sales of shares by these shareholders could have a material adverse effect on the trading price of our ordinary shares. We intend to register the offering, issuance, and sale of all ordinary shares. Once we register these shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the “Underwriting” section of our Registration Statement on Form F-1. Also, in October 2014, we granted “piggyback” registration rights to certain investors concurrently with the consummation of our initial public offering (“IPO”), pursuant to a Registration Rights Agreement. Upon the effectiveness of a future registration statement in which their shares are included pursuant to the exercise of these piggyback rights, these stockholders will be able to freely sell their ordinary shares in the public market without restriction, which sales could materially and adversely affect the trading price of our ordinary shares.

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

We have not paid dividends on our ordinary shares since 2017 and we do not anticipate paying any further dividends in the foreseeable future. Consequently, any gains from an investment in our ordinary shares will likely depend on whether the price of our ordinary shares increase, which may not occur.

We have not paid dividends on our ordinary shares since 2017, at such time we paid dividends in the form of ordinary shares. We currently intend to retain our future earnings, if any, to fund the development and growth of our business. In addition, the BVI Law imposes restrictions on our ability to declare and pay dividends. As a result, capital appreciation, if any, of our ordinary shares will be your sole source of gain for the foreseeable future. Consequently, in the foreseeable future, you will likely only experience a gain from your investment in our ordinary shares if the price of our ordinary shares increases beyond the price in which you originally acquired the ordinary shares.

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

In the event a market develops for our ordinary shares, the market price of our ordinary shares may be highly volatile. Some of the factors that may materially affect the market price of our ordinary shares are beyond our control, such as changes in financial estimates by industry and securities analysts, conditions or trends in the industry in which we operate or sales of our ordinary shares. These factors may materially adversely affect the market price of our ordinary shares, regardless of our performance. In addition, the public stock markets have experienced extreme price and trading volume volatility, which has significantly affected the market prices of securities of many companies for reasons frequently unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of our ordinary shares.

The trading price of our ordinary shares may be reduced as a result of our grant of registration rights.

In October 2014, we granted “piggyback” registration rights to certain investors concurrently with the consummation of our IPO, pursuant to a Registration Rights Agreement. Upon the effectiveness of a future registration statement in which their shares are included pursuant to the exercise of these piggyback rights, these stockholders will be able to freely sell their ordinary shares in the public market without restriction, which sales could materially and adversely affect the trading price of our ordinary shares. This means that they will have the right to require us to register their shares for resale under the Securities Act in the event we file a registration statement with the SEC. Registration of those shares for resale under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration. Any sales of the registered securities by these shareholders could adversely affect the trading price of our ordinary shares.

Certain of our stockholders own or have the right to acquire a significant portion of our stock and could ultimately control decisions regarding our company and impact our stock price.

Certain of our stockholders own large blocks of our ordinary shares. Any sales by these stockholders could substantially lower the market price of our ordinary shares. Three of our shareholders, Gedun Investment Limited, Yinxiang Capital Limited and Aoyuan Investment Limited, control approximately 65% of our shares. Future sales of large blocks of our ordinary shares owned by Gedun Investment Limited, Yinxiang Capital Limited and Aoyuan Investment Limited may substantially adversely affect our share price and alter who ultimately has control of us.

Despite contractual obligations to do so, we have not registered any of our ordinary shares underlying our Class A Preferred Shares under the Securities Act or state securities laws at this time, and such registration may not be in place when an investor desires to convert such Class A Preferred Shares to ordinary shares.

We have not registered any of our ordinary shares underlying the Class A Preferred Shares under the Securities Act or any state securities laws at this time. We have agreed to use our best efforts to file with the SEC a registration statement for the registration, under the Securities Act, covering these securities as soon as practicable after the Lixin Acquisition in 2019 and cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto. We may have potential liability to the holders of the Class A Preferred Shares for such failure to register the ordinary shares underlying the Class A Preferred Shares if our stock price rises, causing that the Class A Preferred Shares to automatically convert into ordinary shares or if the holders of Class A Preferred Shares elect to convert their shares into ordinary shares.

Our charter permits the Board of Directors by resolution to amend our charter, including to create additional classes of securities, including shares with rights, preferences, designations and limitations as they determine which may have an anti-takeover effect.

Our charter permits the Board of Directors by resolution to amend the charter including designating rights, preferences, designations and limitations attaching to the preferred shares as they determine in their discretion, without shareholder approval with respect to the terms or the issuance. When issued, the rights, preferences, designations and limitations of the preferred shares are set by the Board of Directors and can operate to the disadvantage of the outstanding ordinary shares the holders of which would not have any preemptive rights in respect of such an issue of preferred shares. Such terms could include, among others, preferences as to dividends and distributions on liquidation, or can be used to prevent possible corporate takeovers.

We have material weaknesses in our controls and procedures required by Section 404 of the Sarbanes-Oxley Act of 2002. These material weaknesses may call into question the accuracy of our financial statements, which could harm our business and adversely affect the trading price of our ordinary shares.

We are required to establish and maintain internal controls over financial reporting and disclosure controls and procedures and to comply with other requirements of the Sarbanes-Oxley Act and the rules promulgated by the SEC. We are required to provide management’s attestation on internal controls. The standards required for a public company under Section 404 of the Sarbanes-Oxley Act of 2002 are significantly more stringent than those required of a privately held company. Based on our assessment, as of December 31, 2022, we determined that there were material weaknesses in our internal control over financial reporting. We believe these material weaknesses mainly resulted from our not having sufficient personnel with appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP. There can be no assurance that the steps we have taken to remedy these material weaknesses will be effective. Any continued material weakness may result in investors believing they may not rely on the accuracy in our financial statements. This could cause our stock price to decline and any resulting material errors could cause us to have to restate our financial statements, which would be costly and could further erode investor confidence.

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

ITEM 4.    INFORMATION ON THE COMPANY

A.     History and Development of the Company

We were established on April 8, 2014 under the laws of the British Virgin Islands (“BVI”) as a shell company with the purpose of acquiring, engaging in share exchange, share reconstruction and amalgamation, purchasing all or substantially all of the assets of, entering into contractual arrangements, or engaging in any other similar business combination with one or more businesses or entities.

On July 6, 2016, we consummated the Business Combination with Adrie Global Holdings Limited (“Adrie”) and its subsidiaries and VIE by acquiring all of the outstanding equity interests of Adrie in exchange for 20 million ordinary shares of DT Asia (our pre-Business Combination name) and cash consideration, with a deal value of approximately $200 million. Adrie, through its subsidiaries and VIE, was engaged in the business of providing loan facilities to MSMEs and sole proprietors in Xinjiang Uygur Autonomous Region (“XUAR” or “Xinjiang”) of the PRC.

As a result of the Business Combination, shareholders of Adrie gained a controlling interest in us, and Adrie became our subsidiary. For financial reporting purpose, the consolidated assets, liabilities and results of operations of Adrie became our historical financial statements, and our assets, liabilities and results of operations were consolidated with that of Adrie beginning on the acquisition date. Immediately following the Business Combination, we changed our name from DT Asia to China Lending Corporation (“CLDC”).

In June through December 2019, we consummated the Lixin Acquisition with Lixin Financial Holdings Group Limited and its subsidiaries, pursuant to which we acquired a majority interest in Lixin (discussed below). In connection with the Lixin Acquisition, we changed our name to Roan Holdings Group Co., Ltd. in November 2019.

Today, we are a holding company and conduct business operations through our direct and indirect subsidiaries.

On November 19, 2014, Adrie was established under the laws of the BVI as a company limited by shares and became our wholly-owned subsidiary following the Business Combination. Adrie is a holding company that has no substantial operations and has no assets other than its ownership of a wholly-owned subsidiary.

China Roan Industrial-Financial Holdings Group Co., Limited (中国融安产融控股集团有限公司) (“Roan HK”) (formerly China Feng Hui Financial Holding Group Co., Ltd, and subsequently, China Fenghui Industrial-Financial Holding Group Co. Limited) was a wholly-owned subsidiary of Adrie. It was established on February 11, 2015 under the laws of the Hong Kong Special Administrative Region (“Hong Kong”) of the PRC. It was a holding company and conducted business through its direct and indirect subsidiaries. It was disposed in September 2021.

Fortis Industrial Group Limited (富通产业集团有限公司) (“Fortis”) (formerly Fortis Health Industrial Group Limited (富通健康产业集团有限公司)) was established on December 30, 2019 under the laws of Hong Kong. It is an indirect wholly-owned subsidiary of Adrie. It is a holding company and conducts business through its direct and indirect subsidiaries.

Xinjiang Fenghui Jing Kai Direct Lending Co., Ltd. (新疆丰汇经开小额贷款有限公司) (“Jing Kai”) was a wholly-owned subsidiary of Roan HK. It was established on May 14, 2015 under the laws of the PRC with the stated purpose of providing direct loans to the MSMEs and sole-proprietors in Xinjiang. Jing Kai had no substantial operations since its inception and it was disposed in September 2021 with Roan HK.

Yifu Health Industry (Ningbo) Co., Ltd. （怡福健康产业（宁波）有限公司） (“Yi Fu”) is a wholly-owned subsidiary of Roan HK and is engaged in healthcare related professional services business. Prior to August 7, 2020, Yi Fu conducted financial leasing business under its prior corporate name of Ningbo Ding Tai Financial Leasing Co., Ltd. (宁波鼎泰融资租赁有限公司) (“Ding Tai”). Ding Tai was established in December 19, 2016 under the laws of the PRC for the purpose of engaging in financial leasing business.

Hangzhou Zeshi Investment Partnership (Limited Partnership) (杭州泽时投资合伙企业(有限合伙) (“Hangzhou Zeshi”) was formed on November 29, 2018 under the laws of the PRC. It is a limited partnership with 98.04% of its interest owned by Yi Fu, its general partner, and the remaining 1.96% is owned by Zeshi Insurance (see below). It is primarily engaged in asset management business. Through Hangzhou Zeshi, we provide new supply chain financing services, including a business factoring program, financing products design, related corporate financing solutions, investments and asset management, as part of our restructuring plan implemented in 2019. Zeshi also provides industrial operation services.

Ningbo Zeshi Insurance Technology Co., Ltd. (宁波泽时保险科技有限公司) (“Zeshi Insurance”) was incorporated on February 28, 2020 under the laws of the PRC. Yi Fu owns 99% of Zeshi Insurance equity interest with the remaining 1% owned by Hangzhou Zeshi. Its principal business is providing insurance technology and related services.

Zeshi (Hangzhou) Health Management Co., Ltd. (泽时(杭州)健康管理有限公司) (“Zeshi Health”) was incorporated on March 3, 2020 under the laws of the PRC. Hangzhou Zeshi and Yi Fu own 99% and 1%, respectively, of its interest. Zeshi Health provides services in health management, health big data management and blockchain technology-based health information management.

On August 2, 2021, Yijia Travel (Hangzhou) Digital Technology Co. Ltd. (易佳行旅（杭州）数字科技有限公司) (“Yijia Travel”), a joint venture providing business travel services, was incorporated under the laws of the PRC. We, our business partner, Shuzhiyun Holdings (Beijing) Co., Ltd. (“Shuzhiyun”), and Beijing Travel International Traveling Technology Co., Ltd. owned 35%, 30% and 35%, respectively, of Yijia Travel. Pursuant to an agreement, Shuzhiyun agreed to vote its interest in Yijia Travel as directed by us. Yijia Travel was dissolved on July 6, 2022.

On October 14, 2021, Fine C+ Health (Hangzhou) Technology Limited (乐享未来健康科技（杭州）有限公司) (“Fine C+ Health”), a joint venture providing online medical consultation and traditional Chinese medicine, was incorporated under the laws of the PRC. Shuzhiyun and Yi Fu, our subsidiary, own 30% and 40%, respectively, of Fine C+ Health. Shanghai Jingmu Information Technology Co. Ltd. (“Jingmu”) owns the remaining 30% of Fine C+ Health. Pursuant to an agreement, Shuzhiyun agreed to vote its interest in Fine C+ Health as directed by us.

On November 8, 2021, FINE C+ Digital Technology (Hangzhou) Limited (乐享未来数字科技（杭州）有限公司) (“FINE C+ Digital”), a joint venture offering lifestyle consumer services, including cross-platform clearing and settlement services for consumer reward rights and interests, was incorporated under the laws of the PRC. We and Shuzhiyun owned 45% and 30%, respectively, of FINE C+ Digital. Shenzhen Geile Information Technology Co., Ltd. (“Harvest”, formerly called Shenzhen Harvest Business Ltd., Co.), owned the remaining 25% equity FINE C+ Digital. Pursuant to an agreement, Shuzhiyun agreed to vote its interest in FINE C+ Digital as directed by us. FINE C+ Digital was dissolved on August 8, 2022.

On November 8, 2021, FINE C+ Interactive Technology (Hangzhou) Limited (乐享未来互动科技（杭州）有限公司) (“FINE C+ Interactive”), a joint venture providing cultural and tourism services and education development industry business and personal financial services, was incorporated under the laws of the PRC. We and Shuzhiyun own 35% and 14%, respectively, of FINE C+ Interactive. Flourishing Technology Inc. (“Flourishing”) and media interactive technology experts owns the remaining 51% of FINE C+ Interactive. Pursuant to an agreement, Shuzhiyun agreed to vote its interest in FINE C+ Interactive as directed by us.

On December 22, 2021, FINE C+ Entertainment Technology (Hangzhou) Limited (乐享未来娱乐科技（杭州）有限公) (“FINE C+ Entertainment”), a joint venture providing theme park designing services, was incorporated under the laws of the PRC. FINE C+ Interactive and Shuzhiyun, own 35% and 35%, respectively, of FINE C+ Entertainment. Harvest Horn (Beijing) Marketing Co., Ltd. (“Harvest Horn”) owns the remaining 30% of FINE C+ Entertainment. Pursuant to an agreement, Shuzhiyun and FINE C+ Interactive agreed to vote their interest in FINE C+ entertainment jointly.

On November 24, 2021, Hangzhou Zeshi, Shuzhhiyun and another individual set up Hangzhou Future New Energy Enterprise Management Partnership (Limited Partnership) (杭州未来新能企业管理合伙企业（有限合伙)) (“Future New Energy”). Hanzhou Zeshi held 1% of the equity of Future New Energy. The registered capital of Future New Energy was RMB 10,000,000 (approximately $1,449,864). On August 27, 2022, Hangzhou Zeshi transferred 1% shares of the equity of Future New Energy to Zhongtan Future Industry Operation (Hangzhou) Co., Ltd..

On December 16, 2021, Hangzhou Zeshi, Future New Energy and four unrelated parties set up Zhongtan Future New Energy Industry Development (Zhejiang) Co., Ltd. （中碳未来新能源产业发展（浙江）有限公司） (“Zhongtan Future”). Hangzhou Zeshi held 2% of its equity and Future New Energy held 20% of its equity. The registered capital of Zhongtan Future was RMB 100,000,000 (approximately $14,498,637). On June 1, 2022, a shareholder of Zhongtan Future agreed to transfer 8% of its equity interest in Zhongtan Future to Hangzhou Zeshi. After the transfer, Hangzhou Zeshi owns 10% of the equity interest in Zhongtan Future. Zhongtan Future will develop new energy storage battery manufacturing headquarters in Jiaxing Economic and Technological Development Zone and energy storage system equipment manufacturing industry park in Zhejiang Shangyu Cao’e River Economic Development Zone. Hangzhou Zeshi also entered into an agreement with Zhongtan Future, under which Hangzhou Zeshi provides supply chain financial, financial leasing, industrial operation, and related services to Zhongtan Future.

On April 2, 2022, Hangzhou Zeshi subscribed RMB 22 million (approximately $3.19 million) as registered capital to Zhongxin Future (Hangzhou) Semiconductor Technology Industry Development Co., Ltd. (中芯未来（杭州）半导体科技产业发展有限公司) (“ZhongXin”), an investment in equity interest, and held a 22% equity interest in ZhongXin. ZhongXin plans to develop industrial parks by collaborating with local governments in multiple areas in the Yangtze River Delta of China for the manufacturing, marketing and distribution of semiconductor products and new ecofriendly and high technology materials. Hangzhou Zeshi also entered into an agreement with ZhongXin, under which provides supply chain financial, industrial operation, and related services to ZhongXin.

On June 23, 2022, Zhongtan Future Industrial Operation (Hangzhou) Co., Ltd. （中碳未来产业运营（杭州）有限公司） (“Zhongtan Industrial Operation”), our wholly-owned subsidiary, was incorporated under the laws of the PRC. Zhongtan Industrial Operation provides services in industrial operation services focusing on new storage energy, new materials, and semiconductor products.

On July 19, 2022, Zhongtan Industrial Operation subscribed RMB 30 million (approximately $4.35 million) as registered capital to Hangzhou Zhongtan New Energy Enterprise Management Partnership (Limited Partnership) （杭州中碳新能企业管理合伙企业 （有限合伙）） (“Zhongtan New Energy (HZ)”), an investment in equity interest, and held 60% of its equity. On August 30, 2022, Zhongtan New Energy (HZ) increased the registered capital from RMB 50 million to RMB 100 million, and the shares held by Zhongtan Industrial Operation were decreased to 30% accordingly.

On August 25, 2022, Zhongtan Future Industrial Operation (Jiaxing) Co., Ltd. （中碳未来产业运营（嘉兴）有限公司） (“Zhongtan Industrial Operation (JX)”), our wholly-owned subsidiary, was incorporated under the laws of the PRC. Zhongtan Industrial Operation provides services in industrial operation services focusing on new storage energy, new materials, and semiconductor products.

On August 30, 2022, Zhongtan Industrial Operation subscribed RMB 200 million (approximately $29 million) as registered capital to Jiaxing Zhongtan Future Energy Storage Technology Partnership (Limited Partnership) （嘉兴中碳未来储能科技合伙企业 (有限合伙）） (“Zhongtan Energy Storage (JX)”), a joint venture, and held 40% of its equity.

The registered capital of the investment in equity interest above has not been paid as of the date of this Annual Report.

On August 18, 2022, Zhongtan Industrial Operation subscribed RMB 1 million (approximately $0.01 million) as registered capital to Jiaxing Future Energy Enterprise Management Partnership (Limited Partnership) （嘉兴未来新能企业管理合伙企业（有限合伙）） (“Future New Energy (JX)”), an investment in equity interest, and held 1% of its equity. Zhongtan Future holds 99% equity of Future New Energy and paid the registered capital in March 2023.

On September 13, 2022, Yangtze River Delta Energy Storage Technology Industrial Group (Jiaxing) Co., Ltd.（长三角储能科技产业集团（嘉兴）有限公司） (“Yangtze River Delta Energy Storage”) was set up under the laws of PRC. Zhongtan Future New Energy Industry Development (Zhejiang) Co., Ltd. subscribed the capital contribution of RMB 200 million (approximately $29 million) for 66.67% and paid RMB 40 million (approximately $5.80 million) in March 2023, Zhongtan Future Industry Operation (Hangzhou) Co., Ltd. subscribed the capital contribution of RMB 100 million (approximately $14.50 million) for 33.33% of its equity and paid RMB 80 million (approximately $11.60 million) in March 2023.

On September 23, 2022, Zhejiang Future New Energy Battery Technology Group Co., Ltd. (浙江未来新能电池科技集团有限公司), (“Future New Energy Battery”) was set up under the laws of PRC with the registered capital RMB 1.533 billion (approximately $222.26 million). Yangtze River Delta Energy Storage subscribed the capital contribution of RMB 1 billion (approximately $144.99 million) for 65.2316% and paid RMB 119.50 million (approximately $17.33 million) in March 2023, Future New Energy (JX) subscribed the capital contribution of RMB 533 million (approximately $77.28 million) for 34.7684% and paid RMB 36 million (approximately $5.22 million) in March 2023. Thus, the Company holds a 29.88% equity interest in Future New Energy Battery indirectly via Yangtze River Delta Energy Storage and Future New Energy (JX) with their 26.09% and 3.79% equity interests, respectively.

Dispositions of Feng Hui Ding Xin (Beijing) Financial Consulting Co., Limited and China Roan Industrial-Financial Holdings Group Co., Ltd. and subsidiaries

Prior to September 30, 2020, Ding Xin was a wholly-owned subsidiary of Roan HK licensed to provide financial advisory services, and its Urumqi branch office primarily provided financial services to third-party direct lending companies in Xingjiang. Zhiyuan was a 99%-owned subsidiary of Ding Xin which had engaged in business factoring program, financing products design, related corporate financing solutions, investments and asset management.

On September 30, 2020, Roan HK entered into an agreement (the “Agreement”) with Urumqi Fengxunhui Management Consulting Co., Ltd., pursuant to which Roan HK transferred 100% of the equity of Ding Xin, including Ding Xin’s interests in its Urumqi branch office and Zhiyuan, in exchange for a total consideration of approximately $15,326 (RMB 100,000). As a result of the disposition, we no longer conduct financial advisory and other related financial services. When Roan HK was disposed on September 30, 2021, the purchase price was not paid, and still remains unpaid.

Xinjiang Xin Quan Financial Leasing Co., Ltd. (“Xin Quan”) was a 60%-owned subsidiary of Roan HK engaged in financial leasing service before its dissolution on April 28, 2021. During the 2020 fiscal year, Xin Quan ceased its operations.

On September 17, 2021, we signed an equity transfer agreement to sell 100% of the equity interest it held in Roan HK, a holding company that has no business operations, to Yuanjia Asset Management Co. Ltd. (“Yuanjia”), a BVI company, for a total of approximately $282 (HK$2,200). The transaction was closed on September 30, 2021. The net assets of Roan HK were negative $492,495 as of September 30, 2021, resulting in a gain on deconsolidation of $492,777 and other comprehensive loss of $2,494. Roan HK’s subsidiary, Jing Kai was disposed at the same time.

Lixin Financial Holdings Group Limited and Subsidiaries

Lixin was established on October 25, 2017 under the laws of the Cayman Islands as an exempt company. It is a holding company and does not have substantial operations. It conducts its business through its direct and indirect subsidiaries.

In January 2019, we acquired 1% of the equity interest in Zhejiang Lixin (discussed below) for RMB 2,858,600. On June 14, 2019, we entered into a Share Purchase Agreement with Lixin and certain shareholders of Lixin to acquire a controlling interest in Lixin, pursuant to which we acquired a 65.0177% interest in Lixin from its selling shareholders in exchange for our ordinary shares of to be issued to the selling shareholders for a total value of RMB 276.00 million (later adjusted to $31.09 million (RMB 217.88 million). On August 23, 2019, the parties entered into a supplementary agreement to amend the form of payment of the purchase price. Pursuant to the supplementary agreement, Lixin shareholders agreed to receive non-voting preferred shares that will have the right to be converted into ordinary shares after two years from the closing date of the acquisition. The transaction closed on December 20, 2019 upon our issuance of 291,795,150 Class B Preferred Shares to the selling shareholders. These convertible preferred shares are embedded with liquidation preference and dividend preference but with no voting rights.

Lixin, through its subsidiaries, provides a wide range of financing solutions and related peripheral services, including financial leasing, commercial factoring, private funding, guarantee and supply chain management, to individuals and MSMEs in the Yangtze River Delta Region of China. Lixin conducts its business through the following direct and indirect subsidiaries.

Lixin Financial Holdings (BVI) Limited (“Lixin BVI”) is a wholly-owned subsidiary of Lixin. It was established on November 29, 2017 under the laws of the BVI as a company limited by shares. It is a holding company and does not have business operations.

Lixin Financial Holdings Group Limited (励信金融控股集团有限公司) (“Lixin HK”) was established on January 15, 2018 under the laws of Hong Kong as a wholly-owned subsidiary of Lixin BVI. It is a holding company and does not have business operations.

Zhejiang Lixin Enterprise Management Holding Group Co., Ltd. (浙江励信企业管理集团有限公司) (“Zhejiang Lixin”) was incorporated on July 3, 2015 under the laws of the PRC. Lixin HK owns 99% of Zhejiang Lixin’s equity interest and Fortis owns the remaining 1%. Following its reorganization completed in 2018, it became the controlling shareholder of Zhejiang Jingyuxin (discussed below). It is a financial service company providing comprehensive financial solutions and services including guarantee services and related assessment and management services.

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

Lixin Supply Chain Management (Tianjin) Co., Ltd. (励信供应链管理(天津)有限公司) is a wholly-owned subsidiary of LAM. It was incorporated on December 19, 2017 under the laws of the PRC and its principal business is providing supply chain management services.

B.     Business Overview

Our Business

We are a comprehensive services provider focusing on the new energy industries and the green industries (refer to Green Industry Guidance Catalogue (2023 Edition) and Green Industry Guidance Catalogue (2019 Edition) of National Development and Reform Commission of PRC). We provide entrepreneurial teams and the companies from the new energy industries or green industries with our industrial operations services and industrial capital services which include whole-process industrial consulting services; industrial investment and financing services; marketing services; operation and management services related to the industrial parks; and service share center of the industrial parks.

Our business has experienced substantial changes in recent years. We were originally incorporated under the name DT Asia Investment Limited. Following our Business Combination with Adrie, we changed our name from DT Asia Investment Limited to China Lending Group and operated as holding company for a PRC-based group of companies specializing in providing loan facilities to MSMEs and sole proprietors in Xinjiang. Due to the slowdown of the Chinese economy, government regulations and policy changes related to loans to MSMEs, since 2018, we have adjusted our business models and substantially reduced direct loan business starting in 2018 and we did not renew any pre-existing loans in 2019. In September 2020, we disposed of the direct lending business that we had acquired from Adrie.

In 2019, we acquired a 65.0177% interest in Lixin. Lixin, through its subsidiaries, provides a wide range of financing solutions and related peripheral services, including financial management, assessment and consulting services, debt collection services, and financial guarantee services to individuals and MSMEs in China. Through Lixin, as of December 31, 2022, we have substantial direct loans outstanding to third parties, we have purchased and service additional loans to third parties originally made by other lenders, and we have guaranteed loans of third parties made by other lenders. Following the Lixin Acquisition, our customers are MSMEs and individual proprietors located in Zhejiang Province and Guangdong Province. Those customers are involved in commerce and service businesses, including real estate, technology promotion and application services, construction, finance, wholesale and retail industries, among others.

From 2021, we further optimized our strategic planning and business layout based on our past experience, capability, customer resources, market channels, and relationships with institutions and organizations, and successfully expanded our business to provide industrial operation services. In 2022, we completed the upgrding of our strategic planning, enhanced the capacity buildings of the management team, optimized the structure of the Board of Directors and improved their decision-making ability. After intergrating all resources above, we accomplished the updagrede of the business services and products to meet the needs for our future development.

For the fiscal year ended December 31, 2022, we conducted management and assessment services, made and guaranteed loans to third parties and purchased and serviced outstanding loans made to third parties by other lenders, and provided financial consulting, healthcare, and industrial operation services.

As of December 31, 2022, we had a cash balance of $645,363, restricted cash of $11,337,223 and a positive working capital of $48,421,988. In addition to the cash balance, the working capital was mainly comprised of restricted cash of $11,337,223, deposit of $8,409,210, accounts receivable of $8,200,172, loan receivable due from third parties of $25,536,222 and other receivables of $188,395. The balances of these assets are expected to be repaid on maturity dates and will also be used for working capital.

COVID-19 Impact Update

In December 2019, a novel strain of coronavirus (COVID-19) was first identified in China and has since spread rapidly globally and resulted in new variants. The outbreak of COVID-19 has resulted in quarantines, travel restrictions, and the temporary closure of offices and business facilities globally. In March 2020, the World Health Organization declared the COVID-19 a pandemic. In 2020, 2021 and 2022, COVID-19 had a material impact on our business, financial condition, and results of operations, including, but not limited to, the following:

•        We temporarily closed our offices from late January to March 2020, as required by relevant PRC regulatory authorities. Our offices were subsequently reopened pursuant to local guidelines. In the first half of 2020, the pandemic caused disruptions in our operations, which resulted in delays in our services to certain of our customers.

•        Our customers were negatively impacted by the pandemic, which reduced the demand for our services. As a result, our revenue and income were negatively impacted in the first half of 2020.

•        In December 2021, Shangyu District, Shaoxing City, Zhejiang Province, where the subsidiary company Zhejiang Jing Yu Xin Financing Guarantee Co., Ltd. is located, was closed and suspended due to the epidemic, resulting in delays in our services to some customers. After the lockdown was lifted on December 31, 2021, operations resumed.

•        In 2022, the continuous Omicron variants outbreak brought negative impacts to our operation. The Company had to be subject to various uncertainties and potential risks, despite the various anti-epidemic optimization measures introduced by the government in December 2022.

After the second quarter of 2020, the COVID-19 outbreak in China was gradually controlled. Our business initially returned to normal operations, although management assessed that our results of operations had been negatively impacted for the year. In 2021, Omicron variants emerged, resulting in continued disruption to our business and the global economy and supply chain. In 2022, the continuous Omicron variants outbreak brought negative impacts to our operation. The Company had to be subject to various uncertainties and potential risks, despite the various anti-epidemic optimization measures introduced by the government in December 2022. COVID-19 could continue to adversely affect our business and results of operations in 2023 if the current COVID-19 resurgence causes significant disruptions to our operations or the business of our customers, logistics and service providers. If the current outbreak of COVID-19 is not effectively and timely controlled, or if government responses to outbreaks or potential outbreaks are severe or long-lasting, our business operations and financial condition may be materially and adversely affected as a result of the deteriorating market outlook, the slowdown in regional and national economic growth, weakened liquidity and financial condition of our customers or other factors that we cannot foresee. Any of these factors and other factors beyond our control could have a material adverse effect on the overall business environment, cause uncertainties in the regions where we conduct business, and could materially and adversely impact our business, financial condition and results of operations.

Our Major Services

The followings are the major services and products provided by us during the year ended December 31, 2022:

1. Loans to third parties

Zhejiang Lixin, LAM, Hangzhou Zeshi, Yi Fu and Zeshi Insurance provide loans to third parties and charge a fixed rate interest on the loans. The Company recorded interest on third party loans of $2,302,915, and $2,113,918 for fiscal year 2022 and 2021, respectively.

2. Guarantee and consulting services: financial and non-financial

(1) Guarantee services: financial and non-financial

These services are mainly conducted by Zhejiang Jingyuxin. Zhejiang Jingyuxin receives the commissions from guarantee services either in full at inception or in instalments during the guarantee period. Its guarantee services are divided into financial guarantee and non-financial guarantee.

Financial guarantee service contracts provide guarantees which protect the holder of a debt obligation against default in the financing process. Pursuant to such guarantee, we make payments if the obligor responsible for making payments fails to do so as scheduled. The contract amounts reflect the extent of involvement Zhejiang Jingyuxin has in the guarantee transaction and also represent our maximum exposure to credit loss in our guarantee business.

To mitigate the potential credit risks exposure to the financial guarantee services, Zhejiang Jingyuxin requires the guarantee service customers to make a deposit to Zhejiang Jingyuxin of the same amount as the deposit Zhejiang Jingyuxin pledged to the banks for their loans if the customer does not pledge or collateralize other assets with Zhejiang Jingyuxin. The deposit is returned to the customer after the customer repays the bank loan and Zhejiang Jingyuxin’s guarantee obligation expires.

In addition, Zhejiang Jingyuxin also provides non-financial guarantee services to clients by giving credit guarantee. It is used to improve contract enforcement. This business includes litigation preservation guarantee, bid guarantee, project performance guarantee and other contract performance business. This is not its key business and it does not take the core resources. It has lower risks.

(2) Consulting services for financial guarantee customers

Zhejiang Lixin provides financial consulting services to financial guarantee customers. Pursuant to the contracts with customers, Zhejiang Lixin facilitates financial guarantee services between customers and financial guarantors, and charges referral fees at a fixed amount. The performance obligations are completed and control of the service is transferred at the inception of financial guarantee period. Transaction prices are generally paid upon successful facilitation.

The Company recorded commission and fee income on guarantee services of $596,353 and $399,527 for fiscal year 2022 and 2021, respectively.

Under the financial guarantee service agreements, banks, other financial institutions and creditors who provide loans to our guarantee service customers, generally require us, as the guarantor of the loans, to deposit cash of 10% to 20% of the guaranteed amount into an escrow account which is restricted from use. We record interest received on the restricted cash pledged as revenue.

The Company recorded interest on restricted cash of $348,629 and $300,749 for fiscal year 2022 and 2021, respectively.

3. Management and assessment services

Hangzhou Zeshi and Zhejiang Lixin provides the following management and assessment services for customers:

1)      Asset management services focuses on providing account receivable collection plans, debt collection, due diligence investigation for guaranty, litigation mitigation, and asset preservation and management consultation.

2)      Financing related services focus on financing plan design and consultation, supply chain transaction participant selection consultation, and financing project due diligence.

Revenue from management and assessment service was $401,676 and $440,254 for fiscal year 2022 and 2021, respectively.

4. Consulting services related to debt collection

Prior to fiscal year 2022, Lixin’s subsidiaries also provided consulting services relating to debt collection with certain factoring companies. The debt collection services involved commitments of 1) assisting the customers to obtain court judgments on outstanding debt, and we recognized revenue over period towards completion of the performance by using input method based on the staff cost incurred, and 2) assisting the customers to receive repayment on outstanding debt, we recognized revenues upon collection of outstanding debts. The transaction price is allocated to each performance obligation based on the relative standalone selling prices of the services being provided to the customer.

In fiscal year 2021, our consulting services, especially debt collection related operations, were affected by the pandemic. As a result of the quarantines, office closings and travel restrictions, asset auctions and the enforcement process presided by the courts, asset valuations by valuation companies, and debt collections were disrupted and delayed for some of our customers. Our services to those customers and operating results were adversely impacted by the pandemic related delays.

Revenue from debt collection service was $nil and $206,792 for fiscal year 2022 and 2021, respectively.

5. Industrial operation services

After nearly 10 years of development, our financing service business has served more than 500 companies in various industries, including finance, asset management, supply chain management and financial advisory. This has enabled us to better understand the growth of different industries, the policy environment, industrial ecology, development trends, the potential problems in operations and their solutions, capital, government cooperation, market environment and other aspects. We have also accumulated a wide range of customers, market resources, financial institutions and capital service resources, and we have significant experience in government liaison and cooperation. At the same time, through continuous training of the core management team, development of new business entities and team integration, has have been able to set up an experienced management team with experience in international companies, listed companies, and top institutions in the field of science, technology and consumer services.

The Company set up Zhongtan Industrial Operation on June 23, 2022 and Zhongtan Industrial Operation (JX) on August 25, 2022, which are wholly-owned subsidiaries of the Company.

Hangzhou Zeshi, Zhongtan Industrial Operation and Zhongtan Industrial Operation (JX) provided the industrial operation services for the cooperation partners and companies focusing on new energy storage, new materials and semiconductors.

1)      Industrial consulting management services focused on providing industrialization project and solution services, production base construction and management services and obtain preferential land prices, project subsidy and preferential tax policies for the government, etc.

2)      Property management services focused on providing production base property and management services, security services of production base and apartments, living supporting services and business attraction of the supplier chain of living facility and services.

3)      Marketing and management services focused on providing marketing development services, sales channel expansion and sales order management.

4)      Industrial financial services focused on providing financing services cooperating with local banks and financial institutes which include financial consulting service, supplier chain financing services, financing guarantee services, Real Estate Investment Trusts (“REITs”) service and equity financing services such as local industrial fund, private fund and initial public offering.

5)      Investment management services focused on providing service related to the benefits from investment, project performance incentive and fund management.

During the fiscal year of 2022, the Company only generated revenue from industrial consulting management services.

On December 31, 2021, Hangzhou Zeshi, our wholly-owned subsidiary, entered into an agreement with Zhongtan Future (related party company), pursuant to which Hangzhou Zeshi should provide supply chain financial, financial leasing, industrial operation, and related services. During the fiscal year 2021, the Company provided Zhongtan Future with the industrial consulting management services of $146,245. While during the fiscal year 2022, the Company provided Zhongtan Future with the industrial consulting management services related to the industrial park based in Jiaxing Economic and Technological Development Zone (“Jiaxing”) and coordinated the business cooperation partners of supplier chain restructuring. Revenue from industrial consulting management services of $504,714 was recognized for the year ended December 31, 2022.

On April 7, 2022, Hangzhou Zeshi entered into an agreement with ZhongXin (related party company). Pursuant to the agreement, Hangzhou Zeshi should provide supply chain management services and industrial operation services. The Company provided Zhongxin with industrial consulting management services aiming to establish the industrial park based in Zhejiang Shangyu Cao’e River Economic Development Zone (“Shangyu”) and recognized $140,199 of revenue from industrial consulting management services.

The Company recognized revenue of $144,282 for the industrial consulting management services provided to Zhejiang Future New Energy Battery Technology Group Co., Ltd. (浙江未来新能电池科技集团有限公司 “Future New Energy Battery”) (related party company) for the year ended December 31, 2022. In pursuance of the agreement between Zhongtan Industrial Operation and Future New Energy Battery, the Company should provide the industrial consulting management services and financial services to Future New Energy Battery related to phase I energy storage battery intelligent manufacturing project in Jiaxing.

6. Health management, health insurance and other health related services

In 2020, we began and expanded the provision of health management, innovation insurance, healthcare and consumer financing services to the employees of large institutions.

On December 30, 2019, we incorporated Fortis in Hong Kong. On February 28, 2020, we incorporated Zeshi Insurance to conduct insurance technology business. On March 3, 2020, we incorporated Zeshi Health to conduct health management, health big data management, and health information management based on blockchain technology.

During 2020, we established long-term partnerships for innovative insurance services, smart health medical services, data mining, and operations with a variety of insurance service partners, medical service partners, and technology and big data partners. We also signed several cooperation agreements with our business partners to jointly develop health insurance products for fetal and neonatal congenital heart diseases, middle-aged and older adult cardiovascular and cerebrovascular diseases, stroke and other diseases, newborn deformity insurance.

Due to the negative impact of Covid-19 pandemic, many of our health projects were suspended or delayed. Since 2021, we have continuously improved the accuracy of the algorithm model for the artificial intelligence screening auxiliary system for the diagnose of fetal and neonatal congenital heart disease. We also optimized the newborn deformity insurance products for these diseases.

On December 30, 2020, Zehshi Health, a 100%-owned subsidiary of ours, signed an exclusive distribution agreement with Furuikang Biomedical Technology (Zhejiang) Co, Ltd. to sell tumor adjuvant therapy. FuruiKang is a related party of ours whose shareholder is a beneficial owner of our securities.

On June 8, 2021, we entered a ten-year cooperation agreement with Furui Health Industry Development (Zhejiang) Co, Ltd. and Furuikang Biomedical Technology (Zhejiang) Co, Ltd. (“Furuikang”) to promote the transformation and industrialization of Furuikang’s technical achievements in tumor adjuvant therapy and postoperative rehabilitation of tumor patients in the Chinese market.

On June 20, 2021, we entered a ten-year cooperation agreement with Shuzhiyun to promote the transformation and industrialization of Shuzhiyun’s birth defect screening technology applications in the Chinese market.

In 2021, our subsidiary, Yi Fu signed a cooperation agreement with Shuzhiyun and Shanghai Jingmu Information Technology Co. Ltd. (“Jingmu”), to set up a joint venture to provide online medical consultation and traditional Chinese medicine, FINE C+ Health. In January 2022, FINE C+ Health obtained a “drug information services on the internet certificate” from the State Food and Drug Administration of China and set up a service application using WeChat , an instant messaging, social media, and mobile payment app.

We initially planned to officially launch our newborn deformity diagnosis and treatment insurance project at the end of 2020 or early 2021. Due to a COVID-19 outbreak in Hebei province in early 2021, the project was temporarily suspended.

In November 2022, the Company entered into a cooperation agreement with Weiguang Wang, Guandi Luo, and Zhipeng Wang (collectively “DDC Technical Team”), to develop Diethyldithiocarbamate (“DDC”) series products (the “DDC Project”). The parties will cooperate in the development planning and corporate strategy in the field of DDC oncology medicine. The Company will follow up the development of the DDC Project and provide the services and supports to DDC team in 2023.

The revenue generated from the healthcare service was $25,529 and $nil ended December 31, 2022 and 2021, respectively.

Business Strategies

Pursuant to the Lixin Acquisition, we acquired 65.0177% shares of Lixin in December 2019, which provides financial services, and disposed of Roan HK in September 2021. The Company now provides various financial services via Lixin Cayman subsidiaries and Hangzhou Zeshi to customers of MSME and new energy industry. The Company will continue focusing on not only capital advisory services which require fewer assets, less capital investment and lower-risk, but also industrial investment service and industrial operation service concentrated on new energy projects.

In 2021, we further optimized our strategic planning and business layout based on our past experience, capability, customer resources, market channels, relationships with institutions and organizations. We also completed the upgrading of our strategic planning, enhanced the capacity building of the management team, optimized the structure of the Board of Directors and improved their decision-making ability. After integrating all resources above, we accomplished the upgrade of the businesses services and products to meet the needs for our future development.

Through continuous optimization and improvement, we have combined our industrial capital service experience, resources, and our capabilities to the new energy industries and projects which have good growth prospects.

We intend to implement the following two strategies to expand and grow the size of our business:

a. Continue to expand our services to different regions and focus on the new energy market

To grow the size of our business, we intend to continue to expand our financial services to different region and segment markets focusing on new energy industry. Meanwhile, we will further focus on exploring the opportunities of new energy industrial operation services, and try to achieve the benefits from industrial investment and equity project management.

We are based in Hangzhou, the capital city of Zhejiang and are developing our business of financial services and industrial operation services starting from Zhejiang. Zhejiang Province is the frontline of emerging industries development in China and an economically active area. We plan to actively expand to economically developed regions such as the Yangtze River Delta, the Pearl River Delta and Central China, and then we will continue to expand to the green industries developed regions of Western China.

We are further exploring the opportunities of the whole-process industrial operation services, industrial financing facilities and the benefits from industrial operation services. For example, the whole-process industrial consulting services we provide to our customers which include the investment planning and conduction; the negotiation with the local government of the supports such as preferential policies, economic resources and funding; the services of the investment, construction and management of production base; the consulting services of market strategies and the consulting services of capitalization strategies and plans. We also provide our customers with industrial capital services covering the equity financing and the debt financing, which include the services of financing planning and capital structure optimization; assessment and evaluation before industrial investment; management services of in-investment and post-investment. Meanwhile, we have chances to recognize the revenue from the consulting series, investment income and investment management.

b. Explore opportunities in industrial operation services

We rely on our advantages in the financial services, management team, marketing and capital services to expand our industrial operation services. While providing financial services to our customers, our management team has established a wide range of customer relationships and market channels in different industries, expanded abundant financial institution resources and capital service resources, and also accumulated comprehensive management experience. We believe that our management will continue to provide better industrial operation services to our partners.

We plan to provide industrial operation services to the companies in technology industries with high growth and global market demand and green industries. The technology industry and green industry both focus on the needs of the local government for industrial economic development and the needs of the companies for the commercialization of leading scientific and technological products in the field of new energy and semiconductors. We believe this will help further develop long-term and sustainable industrial capital service customers and projects.

While firmly focusing on the target industries and maintaining revenue growth, we will share operating income and industry development opportunities through joint ventures, equity participation and investment management, and will look for any listing opportunity for any relevant projects in the capital markets.

Through the two strategic business sectors, we have obtained the long-term operating rights for certain new technologies, products and services in the fields of new energy, and we are planning the business development of the health services, semiconductor, culture and tourism. Our goal is to realize gains form capital and resource appreciation, and improve revenue and profit sharing from operations.

Our management team actively explores industrial operation service opportunities while providing financial services to our customers. Through long-term cooperation agreements, we lock in near-term and long-term cooperation with our customer and charge services fees according to project progress and achievements.

Intellectual Property

We own and have the right to use the domain name “www.roanholdingsgroup.com”.

We have registered the following trademarks:

Owner	Trademark	Issuance Entity	Term
Lixin		Trademark Office of PRC State Administration for Industry and Commerce	March 7, 2019 – March 6, 2029
Lixin HK		HK Trade Marks Registry Intellectual Property Department	February 2, 2018 – February 1, 2028
Zhejiang Jingyuxin		Trademark Office of PRC State Administration for Industry and Commerce	July 28, 2016 – July 27, 2026

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

Competition

The competition that we face mainly comes from industries that provide financial services, whole-process industrial consulting services, industrial investment and financing services, investments in connection with the construction of industrial parks, industrial management and operation services for industrial parks, and other businesses in our similar market segments. The diversity and number of our competitors, considering the diverse product and services lines that the Company operates in, may impede the development of the Company’s business, but at the same time, we believe that the successful realization of the Company’s core business can provide the Company with an overall competitive advantage by strengthening customer retention, and laying a solid foundation for the sustainable development of the Company’s performance.

In terms of competition in the field of financial services, we believe that the competition in the financial industry is becoming more intense as the industry maturates and begins to integrate, especially in the case of strict policy regulation and macroeconomic recession. We face competition with other state-backed policy bank financial guarantee companies and financial services companies, as well as some cash-rich state-owned companies. Some of these competitors have a larger and more established customer base than we have, as well as financial, marketing and other resources that substantially exceed ours. As a result, we may face difficulties in significantly increasing the size of our customers in these segments of the market, and our revenue may decline, which may adversely affect our earnings and growth potential. At the same time, based on our previous experience, resources and capabilities, we believe we can provide customers with satisfactory services in the field of new energy project financing services, investment management services, and supply chain financial services, and we can cross-coordinate with other services provided by the Company to customers, which can provide stability for this part of the business scale and help facilitate growth.

In terms of competition in the field of whole-process consulting services, the institutions providing whole-process consulting in the market are mainly in the field of engineering, and we face competition with other providers of consulting services in the engineering sector. However, the Company believes that its full-process consulting services have a competitive advantage because the Company targets to cover the whole life cycle of a customer project, from the initial research to the production and sales, and even potentially to the realization of the goal of capital market listing. We believe the services we provide are more comprehensive and valuable than those of our competitors. Facing professional competition in engineering management, we provide engineering consulting services with comparable professionalism to our competitors by introducing professional teams and cooperating with professional institutions. At the same time, the large-scale project volume and batch customer reserve will also enable us to have strong bargaining power when introducing professional institutions to cooperate. As a result, we believe that our customers can achieve reduced the cost for the whole-process consulting services and obtain more comprehensive services by retaining us.

In the field of the industrial investment and financing services, we face competition from professional investment and financing institutions with greater resources and stronger financial strength, which will affect the pricing of our services. However, given our whole-life cycle support services, we believe we are able to judge the value and risk of a target project better than our competitors, leading to greater efficiency and thus allowing the Company to offer more competitive prices. Compared with the service charging ability of a single customer, we tend to combine batch customers, with multiple links and diversified investment and financing schemes. The main charging part is based on the progress and achievements of the phased work, for which the trust of customers is easier to obtain.

In the competition in connection with our activities in investment, construction, management and operation of industrial parks, we face the competition of general construction contractors. However, we believe our expertise in logistics and overall planning of industrial park formation is stronger than competing construction enterprises. We adopted a practice of working with medium scale construction management units with high degrees of competence which enables us to provide our investment and construction management services at a lower price point than the leading construction enterprises in the market. At the same time, our expertise in investment and coordination ability enables customers to successfully complete the construction of the project with less capital investment.

The competition in industrial management and operation services of industrial parks mainly comes from the property management companies. We face market pressure to compete in regards to seeking and retaining service professionals, which have an effect on our services fees and make it difficult to keep up with the leading property management service companies. To address this, we have adopted a practice of introducing and vetting professional suppliers to ensure the quality of professional services. At the same time, we have adopted a practice of sharing service resources through multiple project bases to reduce the cost of various services and materials through centralized procurement, and therefore realize the benefits of shared services by setting up public service centers in each base.

Many of our partners and customers lag behind their competitors in terms of brand influence, direct sales capacity and supply chain system costs. By laying out the main body of the multiple links in the industry chain, we aim to help our customers to gradually get rid of the simple model of production and sales. We can help our customers achieve material benefits through the synergy of upstream and downstream linkages to avoid customers from forming losses due to short-term changes in raw materials or end markets. In addition, we help our new energy customers to set up end power plant project development teams to fundamentally ensure the capacity absorption capability. These services enable us to have a close relationship with our partners and customers in terms of market services, which facilitates more stable income from our market services.

Seasonality

Our main business does not have significant seasonality.

Government Regulation

Our operations are subject to extensive and complex state, provincial and local laws, rules and regulations. We are supervised by a variety of provincial and local government authorities, including CBRC, PBOC, local tax bureaus, local Administration of Industry and Commerce, local Bureau of Finance, local Administration of Foreign Exchange and local employment departments. The areas include Zhejiang Province and Tianjin City.

Summaries of Certain Key PRC Laws

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

Regulations Related to Foreign Investment

The establishment, operation and management of companies in China are mainly governed by the PRC Company Law, as most recently amended in 2018, which applies to both PRC domestic companies and foreign-invested companies. On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, and on December 26, 2019, the State Council promulgated the Implementing Rules of the PRC Foreign Investment Law, or the Implementing Rules, to further clarify and elaborate the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and the Implementing Rules both took effect on January 1, 2020 and replaced three major previous laws on foreign investments in China, namely, the Sino-foreign Equity Joint Venture Law, the Sino-foreign Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their respective implementing rules. Pursuant to the Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. The Implementing Rules introduce a see-through principle and further provide that foreign-invested enterprises that invest in the PRC shall also be governed by the Foreign Investment Law and the Implementing Rules.

The Foreign Investment Law and the Implementing Rules provide that a system of pre-entry national treatment and negative list shall be applied for the administration of foreign investment, where “pre-entry national treatment” means that the treatment given to foreign investors and their investments at market access stage is no less favorable than that given to domestic investors and their investments, and “negative list” means the special administrative measures for foreign investment’s access to specific fields or industries, which will be proposed by the competent investment department of the State Council in conjunction with the competent commerce department of the State Council and other relevant departments, and be reported to the State Council for promulgation, or be promulgated by the competent investment department or competent commerce department of the State Council after being reported to the State Council for approval. Foreign investment beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields shall comply with the special requirements on the shareholding, senior management personnel, etc. In the meantime, relevant competent government departments will formulate a catalogue of industries for which foreign investments are encouraged according to the needs for national economic and social development, to list the specific industries, fields and regions in which foreign investors are encouraged and guided to invest. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2021 version), or the 2021 Negative List, promulgated by the National Development and Reform Commission and the Ministry of Commerce, or the MOFCOM, on December 27, 2021 and took effect on January 1, 2022, and the Encouraged Industry Catalogue for Foreign Investment (2020 version), or the 2020 Encouraged Industry Catalogue, promulgated by the MOFCOM on December 27, 2020 and took effect on January 27, 2021. Industries not listed in these two categories are generally deemed “permitted” for foreign investment unless specifically restricted by other PRC laws. None of our businesses are on the 2021 Negative List, nor on the 2020 Negative List and therefore we are not subject to any restriction or limitation on foreign ownership.

According to the Implementing Rules, the registration of foreign-invested enterprises shall be handled by the SAMR or its authorized local counterparts. Where a foreign investor invests in an industry or field subject to licensing in accordance with laws, the relevant competent government department responsible for granting such license shall review the license application of the foreign investor in accordance with the same conditions and procedures applicable to PRC domestic investors unless it is stipulated otherwise by the laws and administrative regulations, and the competent government department shall not impose discriminatory requirements on the foreign investor in terms of licensing conditions, application materials, reviewing steps and deadlines, etc. However, the relevant competent government departments shall not grant the license or permit enterprise registration if the foreign investor intends to invest in the industries or fields as specified in the negative list without satisfying the relevant requirements. In the event that a foreign investor invests in a prohibited field or industry as specified in the negative list, the relevant competent government department shall order the foreign investor to stop the investment activities, dispose of the shares or assets or take other necessary measures within a specified time limit, and restore to the status prior to the occurrence of the aforesaid investment, and the illegal gains, if any, shall be confiscated. If the investment activities of a foreign investor violate the special administration measures for access restrictions on foreign investments as stipulated in the negative list, the relevant competent government department shall order the investor to make corrections within the specified time limit and take necessary measures to meet the relevant requirements. If the foreign investor fails to make corrections within the specified time limit, the aforesaid provisions regarding the circumstance that a foreign investor invests in the prohibited field or industry shall apply.

Pursuant to the Foreign Investment Law and the Implementing Rules, and the Information Reporting Measures for Foreign Investment jointly promulgated by the MOFCOM and the SAMR, which took effect on January 1, 2020, a foreign investment information reporting system shall be established and foreign investors or foreign-invested enterprises shall report investment information to competent commerce departments of the government through the enterprise registration system and the enterprise credit information publicity system, and the administration for market regulation shall forward the above investment information to the competent commerce departments in a timely manner. In addition, the MOFCOM shall set up a foreign investment information reporting system to receive and handle the investment information and inter-departmentally shared information forwarded by the administration for market regulation in a timely manner. The foreign investors or foreign-invested enterprises shall report the investment information by submitting reports including initial reports, change reports, deregistration reports and annual reports.

Furthermore, the Foreign Investment Law provides that foreign-invested enterprises established according to the previous laws regulating foreign investment prior to the implementation of the Foreign Investment Law may maintain their structure and corporate governance within five years after the implementation of the Foreign Investment Law. The Implementing Rules further clarify that such foreign-invested enterprises established prior to the implementation of the Foreign Investment Law may either adjust their organizational forms or organizational structures pursuant to the Company Law or the Partnership Law, or maintain their current structure and corporate governance within five years upon the implementation of the Foreign Investment Law. Since January 1, 2025, if a foreign-invested enterprise fails to adjust its organizational form or organizational structure in accordance with the laws and go through the applicable registrations for changes, the relevant administration for market regulation shall not handle other registrations for such foreign-invested enterprise and shall publicize the relevant circumstances. However, after the organizational forms or organizational structures of a foreign-invested enterprise have been adjusted, the original parties to the Sino-foreign equity or cooperative joint ventures may continue to process such matters as the equity interest transfer, the distribution of income or surplus assets as agreed by the parties in the relevant contracts.

In addition, the Foreign Investment Law and the Implementing Rules also specify other protective rules and principles for foreign investors and their investments in the PRC, including, among others, that local governments shall abide by their commitments to the foreign investors; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; mandatory technology transfer is prohibited, etc.

Regulations on Dividend Distributions

The principal laws, rule and regulations governing dividends distribution by companies in the PRC are the PRC Company Law, which applies to both PRC domestic companies and foreign-invested companies, and the Foreign Investment Law and its implementing rules, which apply to foreign-invested companies. Under these laws, regulations and rules, both domestic companies and foreign-invested companies in the PRC are required to set aside as general reserves at least 10% of their after-tax profit, until the cumulative amount of their reserves reaches 50% of their registered capital. PRC companies are not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations Relating to Intellectual Property

China has adopted comprehensive legislation governing intellectual property rights, including copyrights, trademarks, patents and domain names. China is a signatory to the primary international conventions on intellectual property rights and has been a member of the Agreement on Trade Related Aspects of Intellectual Property Rights since its accession to the World Trade Organization in December 2001.

Copyright

On September 7, 1990, the SCNPC promulgated the Copyright Law of the People’s Republic of China, or the Copyright Law, effective on June 1, 1991 and amended on October 27, 2001, February 26, 2010 and November 11, 2020, respectively. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the Copyright Protection Center of China.

Under the Regulations on the Protection of the Right to Network Dissemination of Information that took effect on July 1, 2006 and was amended on January 30, 2013, it is further provided that an Internet information service provider may be held liable under various situations, including that if it knows or should reasonably have known a copyright infringement through the Internet and the service provider fails to take measures to remove or block or disconnect links to the relevant content, or, although not aware of the infringement, the Internet information service provider fails to take such measures upon receipt of the copyright holder’s notice of such infringement.

In order to further implement the Regulations on Computer Software Protection, promulgated by the State Council on December 20, 2001 and amended on January 8, 2011 and January 30, 2013, respectively, the National Copyright Administration issued the Measures for the Registration of Computer Software Copyright on February 20, 2002, which specify detailed procedures and requirements with respect to the registration of software copyrights.

Trademark

According to the Trademark Law of the People’s Republic of China promulgated by the SCNPC in August 1982, and amended in 1993, 2001, 2013 and 2019, respectively, the Trademark Office of the SAIC is responsible for the registration and administration of trademarks in China. The SAIC under the State Council has established a Trademark Review and Adjudication Board for resolving trademark disputes. Registered trademarks are valid for ten years from the date the registration is approved. A registrant may apply to renew a registration within twelve months before the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark shall be deregistered. Renewed registrations are valid for ten years. In April 2014, the State Council issued the revised the Implementing Regulations of the Trademark Law of the People’s Republic of China, which specified the requirements of applying for trademark registration and renewal.

Patent

According to the Patent Law of the People’s Republic of China, or the Patent Law, promulgated by the SCNPC on March 12, 1984 and amended on September 4, 1992, August 25, 2000, December 27, 2008 and October 17, 2020, respectively, and the Implementation Rules of the Patent Law of the People’s Republic of China, or the Implementation Rules of the Patent Law, promulgated by the State Council on June 15, 2001 and revised on December 28, 2002 and January 9, 2010, the patent administrative department under the State Council is responsible for the administration of patent-related work nationwide and the patent administration departments of provincial or autonomous regions or municipal governments are responsible for administering patents within their respective administrative areas. The Patent Law and Implementation Rules of the Patent Law provide for three types of patents, namely “inventions”, “utility models” and “designs”. Invention patents are valid for twenty years, while utility model patents and design patents are valid for ten years, from the date of application. The Chinese patent system adopts a “first come, first file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first. An invention or a utility model must possess novelty, inventiveness and practical applicability to be patentable. Third Parties must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the unauthorized use constitutes an infringement on the patent rights.

Domain Names

In May 2012, the China Internet Network Information Center, or the CNNIC, issued the Implementing Rules for Domain Name Registration setting forth the detailed rules for registration of domain names. On August 24, 2017, the MIIT promulgated the Administrative Measures for Internet Domain Names, or the Domain Name Measures, which took effect on November 1, 2017. The Domain Name Measures regulate the registration of domain names, such as the China’s national top-level domain name “.CN”. The CNNIC issued the Measures of the China Internet Network Information Center for the Resolution of Country Code Top-Level Domain Name Disputes on September 9, 2014, which took effect on November 21, 2014, pursuant to which domain name disputes shall be accepted and resolved by the dispute resolution service providers as accredited by the CNNIC.

Regulations Relating to Foreign Exchange

Pursuant to the Foreign Exchange Administration Regulations, as amended in August 2008, the RMB is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside the PRC, unless SAFE’s prior approval is obtained and prior registration with SAFE is made. In May 2013 SAFE promulgated the Circular of the SAFE on Printing and Distributing the Administrative Provision on Foreign Exchange in Domestic Direct Investment by Foreign Investors and Relevant Supporting Documents which provides for and simplifies the operational steps and regulations on foreign exchange matters related to direct investment by foreign investors, including foreign exchange registration, account opening and use, receipt and payment of funds, and settlement and sales of foreign exchange.

Pursuant to the Circular on Relevant Issues concerning Foreign Exchange Administration of Overseas Investment and Financing and Return Investments Conducted by Domestic Residents through Overseas Special Purpose Vehicles or the SAFE Circular 37, promulgated by SAFE and which became effective on July 4, 2014, (a) a PRC resident shall register with the local SAFE branch before he or she contributes assets or equity interests in an overseas special purpose vehicle, or Overseas Special Purpose Vehicles (SPV), that is directly established or controlled by the PRC Resident for the purpose of conducting investment or financing; and (b) following the initial registration, the PRC Resident is also required to register with the local SAFE branch for any major change, in respect of the Overseas SPV, including, among other things, a change of the Overseas SPV’s PRC Resident shareholder(s), name of the Overseas SPV, term of operation, or any increase or reduction of the Overseas SPV’s registered capital, share transfer or swap, and merger or division. Pursuant to SAFE Circular 37, failure to comply with these registration procedures may result in penalties.

Pursuant to the Circular of the State Administration of Foreign Exchange on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies, or the SAFE Notice 13, which was promulgated on February 13, 2015 and with effect from June 1, 2015, the foreign exchange registration under domestic direct investment and the foreign exchange registration under overseas direct investment is directly reviewed and handled by banks in accordance with the SAFE Notice 13, and the SAFE and its branches shall perform indirect regulation over the foreign exchange registration via banks.

Regulations Relating to Offshore Special Purpose Companies Held by PRC Residents

SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents on May 10, 2013, which took effect on May 13, 2013 and which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

SAFE promulgated Notice on Issues Relating to Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or the SAFE Circular 37, on July 4, 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and term of operation), capital increase or capital reduction, transfers or exchanges of shares, or mergers or divisions. SAFE Circular 37 was issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purposes Vehicles.

SAFE further enacted the Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving the Foreign Exchange Management Policies for Direct Investment, or the SAFE Circular 13, which allows PRC residents or entities to register with qualified banks in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. However, remedial registration applications made by PRC residents that previously failed to comply with the SAFE Circular 37 continue to fall under the jurisdiction of the relevant local branch of SAFE. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfil the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from distributing profits to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary.

On January 26, 2017, SAFE issued the Notice on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control, or the SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

Regulations Relating to Private Lending

The transfer of funds among companies are subject to the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases, or the Provisions on Private Lending Cases, which was issued by the Supreme People’s Court of the People’s Republic of China on August 25, 2015 and amended on August 19, 2020 and December 29, 2020, respectively, to regulate the private lending activities between natural persons, legal persons and unincorporated organizations. The Provisions on Private Lending Cases do not apply to the disputes arising from relevant financial services such as loan disbursement by financial institutions and their branches established upon approval by the financial regulatory authorities to engage in lending business.

The Provisions on Private Lending Cases set forth that private lending contracts will be upheld as invalid under the circumstance that (i) the lender swindles loans from financial institutions for relending; (ii) the lender relends the funds obtained by means of a loan from another profit-making legal person, raising funds from its employees, illegally taking deposits from the public; (iii) the lender who has not obtained the lending qualification according to the law lends money to any unspecified object of the society for the purpose of making profits; (iv) the lender lends funds to a borrower when the lender knows or should have known that the borrower intended to use the borrowed funds for illegal or criminal purposes; (v) the lending is violations of public orders or good morals; or (vi) the lending is in violations of mandatory provisions of laws or administrative regulations.

In addition, the Provisions on Private Lending Cases set forth that the People’s Court shall support the interest rates not exceeding four times of the market interest rate quoted for one-year loan at the time the private lending contracts were entered into.

Regulations Relating to Employment

The Labor Law of the People’s Republic of China, or the Labor Law, which became effective in January 1995 and was amended in 2018, and the Employment Contract Law of the People’s Republic of China, or the Employment Contract Law, effective in January 2008 and amended in 2012, require employers to provide written contracts to their employees, restrict the use of temporary workers and aim to give employees long-term job security. Employers must pay their employees’ wages equal to or above local minimum wage standards, establish labor safety and workplace sanitation systems, comply with state labor rules and standards and provide employees with appropriate training on workplace safety. In September 2008, the State Council promulgated the Implementing Regulations for the PRC Employment Contract Law which became effective immediately and interprets and supplements the provisions of the Employment Contract Law.

Under the Labor Contract Law, an employer shall limit the number of dispatched workers so that they do not exceed a certain percentage of its total number of workers. In January 2014, the MOHRSS issued the Interim Provisions on Labor Dispatching, which became effective in March 2014, pursuant to which it provides that the number of dispatched workers used by an employer shall not exceed 10% of the total number of its employees.

The PRC governmental authorities have passed a variety of laws and regulations regarding social insurance and housing funds from time to time, including, among others, the Social Insurance Law of the People’s Republic of China, the Regulation of Insurance for Labor Injury, the Regulations of Insurance for Unemployment, the Provisional Insurance Measures for Maternal Employees, the Interim Administrative Provisions on Registration of Social Insurance and the Administrative Regulations on the Housing Provident Fund. Pursuant to these laws and regulations, enterprises in the PRC shall provide their employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, occupational injury insurance and medical insurance, as well as housing fund and other welfare plans. Failure to comply with such laws and regulations may result in various fines and legal sanctions and supplemental contributions to the local social insurance and housing fund regulatory authorities.

Pursuant to the PRC Civil Code, which was promulgated by the National People’s Congress on May 28, 2020 and took effect on January 1, 2021, employers shall bear tortious liability for any injury or damage caused to other people by their employees in the course of their work. Parties that use outsourced labor shall bear tortious liability for any injury or damage caused to other people by outsourced personnel during the course of their work during the labor dispatch period; the labor dispatching party shall bear corresponding supplementary liability where it is at fault.

Regulations Relating to Ownership of Companies Limited by Shares

Pursuant to the Company Law of the PRC, directors, supervisors and senior management members of a company limited by shares are required to report their shareholding in the Company and changes in such shareholding to the Company; and shall not transfer more than 25% of their shareholding in the Company during their term of service or transfer their shares within one year from the date on which the shares of the Company are listed on a stock exchange. The directors, supervisors and senior management members are also prohibited from transferring their shares of the Company within half a year after termination of their services.

Regulations Relating to Overseas Listing and M&A

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Rules on the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, which took effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules, among other things, require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC domestic enterprises or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In September 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC.

The M&A Rules, and other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand.

In addition, according to the Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors issued by the General Office of the State Council on February 3, 2011 and which took effect 30 days thereafter, the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by the MOFCOM on August 25, 2011 and which took effect on September 1, 2011, mergers and acquisitions by foreign investors that raise “national defense and security”

concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the regulations prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement.

On July 6, 2021, the State Council and General Office of the CPC Central Committee issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. The opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On December 24, 2021, the CSRC released the Draft Rules Regarding Overseas Listing, which had a comment period that expired on January 23, 2022. The Draft Rules Regarding Overseas Listing lay out the filing regulation arrangement for both direct and indirect overseas listing, and clarify the determination criteria for indirect overseas listing in overseas markets.

The Draft Rules Regarding Overseas Listing stipulate that the Chinese-based companies, or the issuer, shall fulfill the filing procedures within three business days after the issuer makes an application for initial public offering and listing in an overseas market. The required filing materials for an initial public offering and listing shall include but are not limited to, record-filing report and related undertakings; regulatory opinions, record-filing, approval and other documents issued by competent regulatory authorities of relevant industries (if applicable); and security assessment opinion issued by relevant regulatory authorities (if applicable); PRC legal opinion; and prospectus. In addition, an overseas offering and listing is prohibited under any of the following circumstances: (1) if the intended securities offering and listing is specifically prohibited by national laws and regulations and relevant provisions; (2) if the intended securities offering and listing may constitute a threat to or endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) if there are material ownership disputes over the equity, major assets, and core technology, etc. of the issuer; (4) if, in the past three years, the domestic enterprise or its controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (5) if, in past three years, directors, supervisors, or senior executives have been subject to administrative punishments for severe violations, or are currently under judicial investigation for suspected criminal offenses, or are under investigation for suspected major violations; (6) other circumstances as prescribed by the State Council. The Draft Administration Provisions defines the legal liabilities of breaches such as failure in fulfilling filing obligations or fraudulent filing conducts, imposing a fine between RMB 1 million and RMB 10 million, and in cases of severe violations, a parallel order to suspend relevant business or halt operation for rectification, revoke relevant business permits or operational license.

Regulations Relating to Tax in the PRC

Income Tax

The PRC Enterprise Income Tax Law was promulgated in March 2007 and was most recently amended in December 2018. The PRC Enterprise Income Tax Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where tax incentives are granted to special industries and projects. Under the PRC Enterprise Income Tax Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation regulations of the PRC Enterprise Income Tax Law, a “de facto management body” is defined as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise.

In April 2009, the Ministry of Finance, or MOF, and SAT jointly issued the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or the Circular 59. In December 2009, SAT issued the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or the Circular 698. Both Circular 59 and Circular 698 became effective retrospective as of January 2008. In March 2011, SAT issued the Notice on Several Issues Regarding the Income Tax of Non-PRC Resident Enterprises, or the SAT Circular 24, effective in April 2011. By promulgating and implementing these circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise.

In February 2015, SAT issued the Notice on Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-PRC Resident Enterprises, or the SAT Circular 7, to supersede existing provisions in relation to the indirect transfer as set forth in Circular 698, while the other provisions of Circular 698 remain in force. SAT Circular 7 introduces a new tax regime that is significantly different from that under Circular 698. SAT Circular 7 extends its tax jurisdiction to capture not only indirect transfers as set forth under Circular 698 but also transactions involving transfer of immovable property in China and assets held under the establishment, and placement in China, of a foreign company through the offshore transfer of a foreign intermediate holding company. SAT Circular 7 also addresses transfer of the equity interest in a foreign intermediate holding company broadly. In addition, SAT Circular 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the indirect transfer as they have to determine whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. In October 2017, SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Circular 37, amended in June 2018. The SAT Circular 37 superseded the Non-resident Enterprises Measures and SAT Circular 698 as a whole and partially amended some provisions in SAT Circular 24 and SAT Circular 7. SAT Circular 37 purports to clarify certain issues in the implementation of the above regime, by providing, among others, the definition of equity transfer income and tax basis, the foreign exchange rate to be used in the calculation of withholding amount, and the date of occurrence of the withholding obligation. Specifically, SAT Circular 37 provides that where the transfer income subject to withholding at source is derived by a non-PRC resident enterprise in installments, the installments may first be treated as recovery of costs of previous investments. Upon recovery of all costs, the tax amount to be withheld must then be computed and withheld.

Value-Added Tax

The PRC Provisional Regulations on Value-Added Tax were promulgated by the State Council on December 13, 1993, which became effective on January 1, 1994 and were subsequently amended from time to time. The Detailed Rules for the Implementation of the PRC Provisional Regulations on Value-Added Tax (2011 Revision) was promulgated by the Ministry of Finance on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the PRC Provisional Regulations on Business Tax and Amending the PRC Provisional Regulations on Value-Added Tax. Pursuant to these regulations, rules and decisions, all enterprises and individuals engaged in sale of goods, provision of processing, repair, and replacement services, sales of services, intangible assets, real property, and the importation of goods within the PRC territory are VAT taxpayers. On March 21, 2019, the Ministry of Finance, the SAT, and the General Administration of Customs jointly issued the Announcement on Relevant Policies on Deepen the Reform of Value-Added Tax. Sales revenue represents the invoiced value of goods, net of VAT. The VAT is based on gross sales price, starting from April 1, 2019, VAT rate was lowered to 13%.

Laws and Regulations Relating to Medical Devices

Regulation and Classification of Medical Devices

Pursuant to the Regulations on the Supervision and Administration of Medical Devices promulgated on January 4, 2000, effective on June 1, 2014, amended by the State Council on May 4, 2017 and now effective, and then amended on February 9, 2021, effective as of June 1, 2021 (“Regulation on Supervision and Administration of Medical Devices”), the Food and Drug Administration of the State Council shall be responsible for the national administration and supervision of medical devices of the PRC and its local counterparts take charge of the local administration and supervision of medical devices of the PRC.

Under this regulation, medical devices have been classified into three categories based on the degree of risk. Class I medical devices shall refer to those devices with low level of risks and whose safety and effectiveness can be ensured through routine administration. Class II medical devices shall refer to those devices with moderate risks that must be strictly controlled and regulated to ensure their safety and effectiveness. Class III medical devices shall refer to those devices with relatively high risks that must be strictly controlled and regulated through special measures to ensure their safety and effectiveness.

Zeshi Health has obtained a Business Record Certificate for Type II Medical Devices on January 7, 2021, which is valid for 5 years.

Operation License for Medical Device

Pursuant to the Regulations on the Supervision and Administration of Medical Devices and the Administrative Measures on the Operation Supervision of Medical Devices, promulgated on July 30, 2014 and came into effect on October 1, 2014 (amended on November 17, 2017, came into effect on November 17, 2017), filing and licensing are not required for the operation of Class I medical devices. Operators engaged in the operation of Class II medical devices are subject to filing administration and will receive medical device operation filing certificate upon satisfaction of filing requirement, while operators engaged in the operation of Class III medical devices are subject to pre-approval licensing administration and will receive medical device operation license upon receipt of approval for licensing. A medical device operation license is valid for five years and may be renewed six months prior to its expiration date

To engage in business operations of medical devices, the following requirements shall be met:

1.      Have a quality control institution or staff corresponding to the business scope and scale, and the staff shall have relevant education or professional titles certified by the state.

2.      Have an operation and storage premise corresponding to the business scope and scale.

3.      Have storage conditions corresponding to the business scope and scale; warehouses are not required if all storage is commissioned to other operators of medical devices.

4.      Have a quality control system corresponding to the medical devices concerned.

5.      Possessing the capability of professional guidance, technical training and after-sale service corresponding to the medical devices it operates; or it has come into an agreement on technical support with a relevant institution.

An enterprise to be engaged in business operations of Category III medical devices shall also have a computerized information management system compliant with quality standards to ensure traceability of products. An enterprise to be engaged in business operations of Category I or Category II medical devices is encouraged to set up such a system.

Advertisements of Medical Devices

Pursuant to the Regulations on Tentative Measures for the Censorship of Advertisement for Drugs, Medical Devices, Dietary Supplements, Food Formula for Special Medical Purpose promulgated by SAMR on December 24, 2019 and came into effect on March 1, 2020, the State Administration for Market Regulation is responsible for organizing and guiding the review of advertisements for drugs, medical devices, health foods and formula foods for special medical purposes. The administrations for market regulation and drug administrations (hereinafter referred to as the “advertisement review authorities”) of all provinces, autonomous regions and centrally administered municipalities shall be responsible for the review of advertisements for drugs, medical devices, health food and formula food for special medical purposes, and may entrust other administrative authorities to implement review of advertisements pursuant to the law.

The validity period of the advertisement approval number for drugs, medical devices, health food and formula food for special medical purposes shall be consistent with the shortest validity period of the product registration certificate, filing certificate or production license. If no valid period is prescribed in the product registration certificate, filing certificate or production license, the valid period of the advertisement approval number shall be two years.

Advertisements for drugs, medical devices, health food and formula food for special medical purposes shall be true and legitimate and shall not contain any false or misleading contents. Advertisers shall be responsible for the veracity and legitimacy of the contents of advertisements for drugs, medical devices, health food and formula food for special medical purposes.

National Medical Insurance Program

The national medical insurance program was adopted pursuant to the Decision of the State Council on the Establishment of the Urban Employee Basic Medical Insurance Program issued by the State Council on December 14, 1998, under which all employers in urban cities are required to enroll their employees in the Urban Employee Basic Medical Insurance Program and the insurance premium is jointly contributed by the employers and employees. Pursuant to the Opinions on the Establishment of the New Rural Cooperative Medical System forwarded by the General Office of the State Council on January 16, 2003, China launched the New Rural Cooperative Medical System to provide medical insurance for rural residents in selected areas which has since spread to the whole nation. The State Council promulgated the Guiding Opinions of the State Council about the Pilot Urban Resident Basic Medical Insurance on July 10, 2007, under which urban residents of the pilot district, rather than urban employees, may voluntarily join Urban Resident Basic Medical Insurance. In 2015, the PRC government announced the Outline for the Planning of the National Medical and Health Service System (2015-2020) which aims to establish a basic medical and health care system that covers both rural and urban citizens by 2020. On January 3, 2016, the State Council issued the Opinions on Integrating the Basic Medical Insurance Systems for Urban and Rural Residents to integrate the Urban Resident Basic Medical Insurance and the New Rural Cooperative Medical System and the establishment of a unified Basic Medical Insurance for Urban and Rural Residents, which will cover all urban and rural non-working residents expect for rural migrant workers and persons in flexible employment arrangements who participate in the basic medical insurance for urban employees.

With regard to reimbursement for medical devices and diagnostic tests, the Notice of Opinion on the Diagnosis and Treatment Management, Scope and Payment Standards of Medical Service Facilities Covered by the National Urban Employees Basic Medical Insurance Scheme (Lao She Bu Fa [1999] No. 22) prescribes the coverage of diagnostic and treatment devices and diagnostic tests where part of the fees is paid through the basic medical insurance scheme. It also includes a negative list that precludes certain devices and medical services from governmental reimbursement. Detailed reimbursement coverage and rate for medical devices and medical services (including diagnostic tests and kits) are subject to each province’s local policies.

Export Registration

Pursuant to Measures for the Supervision and Administration of Medical Device Production promulgated by the CFDA and amended on November 11, 2017, CFDA, in accordance with the spirit of the Notice of Guo Ban Fa [94] No. 66 of the State Council, conducts inspections of safety and legality of the exported products manufactured by domestic enterprises, grants legitimate production license in China (if these products are sold within Chinese territory) and files the relevant product information by its branches at the level of a districted city for recordation. In accordance with international practice, the quality of exported medical devices is mainly supervised by the importing countries. However, some importing countries/regions may require exporting enterprises to provide Medical Device Product Export Sales Certificates issued by the CFDA. Pursuant to Announcement on Issuing the Provisions on the Administration of Medical Device Product Export Sales Certificates, promulgated by the CFDA and effective on September 1, 2015, such exporting enterprises may apply to the provincial departments of the CFDA at the places where enterprises are located for Medical Device Product Export Sales Certificates

The premise of obtaining Medical Device Product Export Sales Certificates is that the relevant production enterprises have obtained medical device product registration certificates and production licenses or have undergone the formalities for recordation and production of medical device products in China. The valid period of Medical Device Product Export Sales Certificates, except being specified for one time use, shall not expire after the earliest deadline of any certificate among various certificates submitted by the enterprise amid the application materials, and shall be no longer than two years. Where the relevant materials submitted by an enterprise change, the enterprise shall report to the certificate issuing department in a timely manner. Where the relevant materials change, or the Medical Device Product Export Sales Certificate still needs to be used after its expiration, the enterprise shall apply for a new Medical Device Product Export Sales Certificate. Where the CFDA find that any relevant enterprises fail to meet the requirements of relevant regulations on production, they shall downgrade the credit ratings of such enterprises to lower levels; or, when any enterprises are considered failing to meet the requirements for issuance of certificates anymore, or the relevant materials submitted by the enterprises change, the provincial CFDA departments shall notify the relevant information in a timely manner.

Two-invoice System

According to the Notice of Publishing Opinions on Implementing Two-invoice System in Drug Procurement Among Public Medical Institutions (For Trial Implementation) which was issued on December 26, 2016, the “two-invoice system” refers to the system that requires one invoice to be issued from pharmaceutical manufacturers to pharmaceutical distributors and the other invoice to be issued from pharmaceutical distributors to medical institutions. The wholly owned or holding commercial company (only one commercial company is permitted in the whole country) or the domestic general agent for overseas drugs (only one domestic agent is permitted in the whole country) established by a pharmaceutical manufacturer or a group enterprise integrating science, industry and trade may be regarded as a manufacturer. The allocation of drugs between a pharmaceutical distribution group enterprise and its wholly owned (holding) subsidiaries or among its wholly-owned (holding) subsidiaries may not be regarded as a process for which an invoice should be issued, but one invoice is allowed to be issued at most.

Currently, some provinces in the PRC have formulated relevant rules and regulations to implement the “two-invoice system” in the field of medical consumables, for instance, the Notice on the Sharing of Transparent Procurement Results of Medical Devices (Medical Consumables) across the Province promulgated by the Fujian Provincial Medical Security Management Committee Office in July 2018, the Notice on Further Promoting the “Two Invoice System” on Medicines and Medical Consumables issued by eight local government departments of Shaanxi Province including Deepen Medical and Healthcare System Reform Leading Group Office of Shaanxi Province in July 2018, and the Opinions on Implementation of the “Two Invoice System” in Medical Consumables Procurement by Public Medical Institutions in Anhui Province (for Trial Implementation) issued by five local government departments of Anhui Province including Food and Drug Administration of Anhui Province in November 2017.

Regulations Relating to Personal Information Protection

On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law, or the PIPL, which took effect on November 1, 2021. In addition to other rules and principles of personal information processing, the PIPL specifically provides rules for processing sensitive personal information. Sensitive personal information refers to personal information that, once leaked or illegally used, could easily lead to the infringement of human dignity or harm to the personal or property safety of an individual, including biometric recognition, religious belief, specific identity, medical and health, financial account, personal whereabouts and other information of an individual, as well as any personal information of a minor under the age of 14. Only where there is a specific purpose and sufficient necessity, and under circumstances where strict protection measures are taken, may personal information processors process sensitive personal information. A personal information processor shall inform the individual of the necessity of processing such sensitive personal information and the impact thereof on the individual’s rights and interests.

Regulations Relating to Internet and Information

Regulations Relating to Telecommunication Services

The Administrative Measures on Internet Information Services, or ICP Measures, which was promulgated by the State Council in September 2000 and most recently amended on January 8, 2011, set forth more specific rules on the provision of internet information services. According to ICP Measures, any company that engages in the provision of commercial internet information services shall obtain a sub-category VATS License for Internet Information Services, or ICP License, from the relevant government authorities before providing any commercial internet information services within the PRC. Pursuant to the above- mentioned regulations, “commercial internet information services” generally refer to provision of specific information content, online advertising, web page construction and other online application services through internet for profit making purpose.

The Administrative Measures on Licensing of Telecommunications Business, or the Licenses Measures, issued on March 1, 2009 and most recently amended on July 3, 2017, which set forth more specific provisions regarding the types of licenses required to operate VATS, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Under these regulations, a commercial operator of VATS must first obtain a VATS License from MIIT or its provincial level counterparts, otherwise such operator might be subject to sanctions including corrective orders and warnings from the competent administration authority, fines and confiscation of illegal gains and, in the case of significant infringements, the related websites may be ordered to close.

Under the Licenses Measures, where telecommunications operators change the name, legal representative or registered capital within the validity period of their operating licenses, they shall file an application for update of the operating license to the original issuing authority within 30 days after completing the administration for industry and commerce. Those fail to comply with the procedure may be ordered to make rectifications, issued a warning or imposed a fine of RMB 5,000 to RMB 30,000 (approximately $770 to $4,630) by the relevant telecommunications administrations.

To comply with the relevant laws and regulations, Zeshi Health, Zhejiang Jingyuxin and Fine C+ Health have obtained the ICP licenses.

Regulations on Internet Information Services

On September 25, 2000, the State Council promulgated the Administrative Measures on Internet Information Services, or the Internet Measures, which was later amended on January 8, 2011. Under the Internet Measures, a value-added telecommunications license shall be obtained before conducting commercial internet information services in the PRC, and a filing requirement shall be satisfied before conducting non-commercial internet information service. The provision of information services through mobile apps is subject to the PRC laws and regulations governing Internet information services.

The content of the internet information is highly regulated in China and pursuant to the Internet Measures, the PRC government may shut down the websites of internet information providers and revoke their value-added telecommunications licenses (for commercial Internet information services) if they produce, reproduce, disseminate or broadcast internet content that contains content that is prohibited by law or administrative regulations. Internet information services operators are also required to monitor their websites. They may not post or disseminate any content that falls within the prohibited categories, and must remove any such content from their websites, save the relevant records and make a report to the relevant governmental authorities. The PRC government may require corrective actions to address non-compliance by ICP License holders or revoke their ICP License for serious violations. In addition, as the internet information service providers, under the PRC Tort Liability Law, which became effective in July 2010, they shall bear tortious liabilities in the event they infringe upon other person’s rights and interests due to providing wrong or inaccurate content through the internet. Where an internet service provider conducts tortious acts through internet services, the infringed person has the right to request the internet service provider take necessary actions such as deleting contents, screening and de-linking. Failing to take necessary actions after being informed, the internet service provider will be subject to its liabilities with regard to the additional damages incurred. Where an internet service provider knows that an internet user is infringing upon other persons’ rights and interests through its internet service but fails to take necessary actions, it is jointly and severally liable with the internet user.

Regulations Relating to Information Security and Privacy Protection

The PRC Cybersecurity Law, which was promulgated in November 7, 2016 and took effect on June 1, 2017, requires a network operator, including internet information services providers among others, to adopt technical measures and other necessary measures in accordance with applicable laws and regulations as well as compulsory national and industrial standards to safeguard the safety and stability of network operations, effectively respond to network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data. The Cybersecurity Law emphasizes that any individuals and organizations that use networks must not endanger network security or use networks to engage in unlawful activities such as those endangering national security, economic order and the social order or infringing the reputation, privacy, intellectual property rights and other lawful rights and interests of others. The Cybersecurity Law has also reaffirmed certain basic principles and requirements on personal information protection previously specified in other existing laws and regulations, including those described above. Any violation of the provisions and requirements under the Cybersecurity Law may subject an internet service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities. Furthermore, MIIT’s Rules on Protection of Personal Information of Telecommunications and Internet Users promulgated in July 2013, effective September 2013, contain detailed requirements on the use and collection of personal information as well as security measures required to be taken by telecommunications business operators and internet information service providers.

The Cybersecurity Review Measures, together with the Cybersecurity Law, specify that any purchase of network products and services by critical information infrastructure operators (the “CIIOs”) that may impact national security will be subject to the cybersecurity review. Where the purchase of network products and services by a CIIO influences or may influence state security, the CIIO shall notify the Cybersecurity Review Office, which is under the CAC, and a cybersecurity review shall be conducted pursuant to the Measures. According to Cybersecurity Review Measures, the CIIO shall be identified by the relevant department as protecting critical information infrastructure. In addition, under the Cybersecurity Review Measures, the term “network products and services” mainly refers to core network equipment; high-performance computers and servers; large-capacity storage devices; large-capacity databases and application software; network security equipment; cloud computing services; and other network products and services that have a significant impact on critical information infrastructure security. Under the Cybersecurity Law, where CIIOs use network products or services that have neither been reviewed for security, nor passed the cybersecurity review, they shall be ordered by the relevant competent departments to stop using such products or services, and a fine of no less than one, but no more than ten times the purchase amount shall be imposed. As for the persons directly in charge or otherwise directly responsible, a fine of no less than RMB 10,000 (approximately $1,543) but no more than RMB 100,000 (approximately $15,434) shall be imposed. Zeshi Health, Jing Yu Xin and Fine C+ Health as the internet information services provider, is therefore subject to the regulations relating to information security.

On July 10, 2021, the CAC issued a revised draft of the Measures for Cybersecurity Review for public comments. Further, on January 4, 2022, thirteen PRC regulatory agencies, namely, the CAC, the NDRC, the Ministry of Industry and Information Technology, the Ministry of Public Security, the Ministry of State Security, the Ministry of Finance, MOFCOM, SAMR, CSRC, the PBOC, the National Radio and Television Administration, National Administration of State Secrets Protection and the National Cryptography Administration, jointly adopted and published the Measures for Cybersecurity Review (2021), which became effective on February 15, 2022.

On June 10, 2021, the Standing Committee of the NPC promulgated the PRC Data Security Law, which became effective on September 1, 2021. The Data Security Law also sets forth the data security protection obligations for entities and individuals handling personal data, including that no entity or individual may acquire such data by stealing or other illegal means, and the collection and use of such data should not exceed the necessary limits. The costs of compliance with, and other burdens imposed by, Cybersecurity Law and any other cybersecurity and related laws may limit the use and adoption of our products and services and could have an adverse impact on our business. Further, if the enacted version of the Measures for Cybersecurity Review and/or the Network Internet Data Protection Draft Regulations (draft for comments) mandate clearance of cybersecurity review and other specific actions to be completed by companies like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

On November 14, 2021, CAC published the Administration Measures for Cyber Data Security (Draft for Public Comments), or the “Cyber Data Security Measure (Draft)”, which requires cyberspace operators with personal information of more than 1 million users who want to list abroad to file a cybersecurity review with the Office of Cybersecurity Review. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or a large amount of personal information being influenced, controlled or maliciously used by foreign governments and risk of network data security after going public overseas.

On December 24, 2021, the CSRC released the Administrative Provisions of the State Council Regarding the Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Comments) (the “Draft Administrative Provisions”) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments) (the “Draft Filing Measures,” collectively with the Draft Administrative Provisions, the “Draft Rules Regarding Overseas Listing”), both of which are currently published for public comments only.

As confirmed by our PRC counsel, we are not affected by the Measures for Cybersecurity Censorship because we do not conduct our business through the internet and we do not have over one million users’ personal information.

Regulations on House Leasing

On May 28, 2020, the Third Session of the 13th National People’s Congress passed the Civil Code of the People’s Republic of China which took effect on January 1, 2021, and replaced the PRC Contract Law. According to the Civil Code of the People’s Republic of China, a written lease contract shall be entered into between the lessor and the lessee for leasing a property, and the contract shall include the terms and conditions such as the term, purpose and price of leasing and liability for maintenance and repair, etc., as well as other rights and obligations of both parties.

We have signed written lease contracts for our existing business sites.

Regulations Relating to Customer Rights Protection

The PRC Customer Rights and Interests Protection Law, or Customer Protection Law, as amended on October 25, 2013 and effective on March 15, 2014, sets out the obligations of business operators and the rights and interests of the customers. Pursuant to this law, business operators must guarantee that the commodities they sell satisfy the requirements for personal or property safety, provide customers with authentic information about the commodities, and guarantee the quality, function, usage and term of validity of the commodities. Failure to comply with the Customer

Protection Law may subject business operators to civil liabilities such as refunding purchase prices, exchange of commodities, repairing, ceasing damages, compensation, and restoring reputation, and even subject the business operators or the responsible individuals to criminal penalties if business operators commit crimes by infringing the legitimate rights and interests of customers.

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

C.     Organizational Structure

The following is an organizational chart setting forth our corporate structure as of December 31, 2022 and as of the date of this report:

The following table lists the major holders of our Ordinary Shares:

	Record Holder	Ownership Percentage	Beneficial Owner*	Beneficial Ownership in Record Holder
1	Ruiheng Global Limited	24.7591%	Yuan Shen	40.637%
2	Yangwei Global Limited	13.7746%	Qian Li	87.291%
3	Jiyi Global Investments Limited	8.0454%	Qian Li	75.05%
4	Zhan Zhao Limited	5.0927%	—	—

____________

*        Beneficial owners of 30% or more of applicable record holders, where record holder is not an individual.

D.     Property, Plants and Equipment

A summary of our leased properties as of the date of this report is shown below:

Subsidiary Name	City	Address	Size (m2)	Usage	Term
LAM	Hangzhou, Zhejiang	First floor of No. 147 Ganshui lane, Shangcheng District	330.60	Office	April 1, 2022 – May 31, 2023

LAM	Hangzhou, Zhejiang	Room 802, Unit 1, Building 5, Puyuewan, Binjiang District	88.59	Staff Apartment	January 15, 2023 – May 14, 2023

LAM	Hangzhou, Zhejiang	Hangzhou Poly NPUB Qianjiang New Town United Community, Building 11, Intersection of Tonggu Road and Wenchao Road, Hangzhou		Staff Apartment	August 15, 2021 – May 14, 2023

Zhejiang Jingyuxin	Shaoxing, Zhejiang	13th floor of CCBC Building, 666 Citizen Avenue, Shangyu District, Shaoxing	800	Office	April 18, 2022 – April 17, 2024

Zheshi Health	Hangzhou, Zhejiang	First floor of No. 147 Ganshui Lane, Shangcheng District	148.78	Office	April 1, 2022 – May 31, 2023

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information-D. Risk Factors” or in other parts of this annual report on Form 20-F.

A.     Operating results

Overview

Roan Holdings Group Co., Ltd. (formerly known as China Lending Corporation or DT Asia Investments Limited) (“Roan” or the “Company”) is a holding company incorporated on April 8, 2014, under the laws of the British Virgin Islands. The Company historically engaged in providing loan facilities to individuals, MSMEs and sole proprietors in the Xinjiang province in China. Due to the downturn of the Chinese economy and policy changes related to loans to MSMEs, the Company has transformed its business from a direct loan business, to a financial, insurance and healthcare related solutions company serving MSMEs in China. The Company also provides health management, asset management, insurance services, healthcare and consumer financing services to the employees of large institutions.

In 2019, the Company acquired a 65.0177% interest in Lixin Financial Holdings Group Limited (“Lixin”), through its subsidiaries, now provides a wide range of financing solutions and related peripheral services, including financial management, assessment and consulting services, debt collecting services, and financial guarantee services to individuals and MSMEs in China.

In 2020, the Company began and expanded its services in the health industry. The Company plans to provide a variety of health care related services, including health management, health big data management, and health information management based on blockchain technology, innovation insurance, health products and healthcare services. Due to the negative impact of COVID-19 pandemic, many of the Company’s health projects were suspended or delayed.

In 2021, the Company expanded its business to provide industrial operation services based on the Company’s past experience, capability, customer resources, market channels, relationships with institutional organizations and the PRC’s government. In 2022, the Company is mainly focusing on developing its services with regards to the industrial operations, with a specific focus on the new energy sector.

Among the Company’s subsidiaries, Zhejiang Lixin Enterprise Management Holding Group Co., Ltd. (浙江励信企业管理集团有限公司) (“Zhejiang Lixin”), Lixin (Hangzhou) Asset Management Co., Ltd. (励信(杭州)资产管理有限公司) (“LAM”) and Hangzhou Zeshi Investment Partnership (Limited Partnership) (杭州泽时投资合伙企业(有限合伙)) (“Hangzhou Zeshi”) are financial service companies, which provide comprehensive financial solutions and services including financial consulting services, consulting services relating to debt collection, management and assessment and financial guarantee services. Hangzhou Zeshi Investment Partnership (Limited Partnership) (杭州泽时投资合伙企业(有限合伙)) (“Hangzhou Zeshi”), Zhongtan Future Industrial Operation (Hangzhou) Co., Ltd. (中碳未来产业运营（杭州）有限公司) (“Zhongtan Industrial Operation”) and Zhongtan Future Industrial Operation (Jiaxing) Co., Ltd. (中碳未来产业运营（嘉兴）有限公司) (“Zhongtan Industrial Operation (JX)”) are the companies which provide industrial operation services.

Consulting services relating to debt collection

The Company provides consulting services relating to debt collection to its customers. The debt collection services involved commitments of 1) assisting the customers to obtain court judgments on outstanding debt and 2) assisting the customers to receive repayment on outstanding debt.

For the years ended December 31, 2022, 2021 and 2020, for services related to debt collection, the Company recognized revenue of $nil, $206,792 and $2,108,477, respectively.

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

For the years ended December 31, 2022, 2021 and 2020, we provided management and assessment services to five customers, four customers and four customers, respectively, generating revenues of $401,676, $440,254 and $19,676, respectively. Revenue for the year ended December 31, 2020, were mainly for the contracts obtained in 2019 which were recognized during fiscal year 2020. In the year ended December 31, 2021, we entered into some new contracts with our customers and the revenue increased as compared to the previous year. During the year ended December 31, 2022, we maintained the current customer base and developed one additional customer.

Financial guarantee services

The Company’s subsidiary, Zhejiang Jing Yu Xin Financing Guarantee Co., Ltd. (浙江京虞信融资担保有限公司) (“Zhejiang Jingyuxin”), which the Company owns 93.4% of the equity, provides financial guarantee services to its customers.

The Company receives financial guarantee commissions by providing a financial guarantee services to customers. Pursuant to our financial guarantee service contracts, the Company is obligated to make payments if the customers fail to make payments to financial institutions as scheduled. Accordingly, the financial institutions provide capital to our customers and will claim any defaulted amount against the Company if any customer default occurs. The contract amounts reflect the extent of credit losses to which the Company is exposed.

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures including due-diligence visits and post-lending visits to the clients. The Company manages credit risk through in-house research and analysis of the Chinese economy, the underlying obligors and transaction structures. To minimize credit risk, the Company requires collateral in the form of cash or pledges of securities or property and equipment.

As part of its financial guarantee services, the Company provides loan guarantees. The customer’s cash deposits or other assets are held as collaterals for the repayment of each loan. As of December 31, 2022 and 2021, the amount of outstanding loans and related interest that the Company has guaranteed was approximately $27,217,736 and $47,020,055, respectively.

The Company generated financial guarantee commissions of $317,857, $456,944 and $375,471 for December 31, 2022, 2021 and 2020, respectively.

Revenue from interest and fees

The Company’s subsidiaries, Zhejiang Lixin, LAM, Hangzhou Zeshi, Zeshi Insurance and Yi Fu provide loans to third parties and charge a fixed rate interest on the loans. For the year ended December 31, 2022, 2021 and 2020, the Company recorded interest on third parties loans of $2,302,915, $2,113,918, and $2,131,447, respectively.

Under the financial guarantee service agreements, banks, other financial institutions and creditors who provide loans to the Company’s guarantee service customers, generally require the Company, as the guarantor of the loans, to deposit cash of 10% to 20% of the guaranteed amount into an escrow account which is restricted from use. The Company records interest received on the restricted cash pledged as revenue. For the year ended December 31, 2022, 2021 and 2020, the Company recorded interest on restricted cash of $348,629, $300,749, and $348,389, respectively.

Healthcare service packages

On December 30, 2019, the Company incorporated Fortis Health Industrial Group Limited (former name Fortis Health Industrial Group Limited) (“Fortis” or “FIG”,) in Hong Kong. On February 28, 2020, the Company incorporated Ningbo Zeshi Insurance Technology Co., Ltd. (“Zeshi Insurance”) to conduct insurance technology business. On March 3, 2020, the Company incorporated Zeshi (Hangzhou) Health Management Co., Ltd. (“Zeshi Health”) to conduct health management, health big data management, and health information management based on blockchain technology.

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

The revenue generated from the health care services was $25,529 for the year ended December 31, 2022, $nil for the year ended December 31, 2021 and $55,301 for the year ended December 31, 2020, respectively.

Industrial operation services

In the year ended December 31, 2021, the Company began to provide industrial operations services to its customers, which includes transformation, incubation and commercialization of scientific and technological achievements; investment and development of projects for new technology, products and related operating service.

On December 31, 2021, Hangzhou Zeshi investment partnership (Limited Partnership) (“Hangzhou Zeshi”), a wholly-owned subsidiary of the Company, entered into an agreement with ZhongTan Future New Energy Industry Development (Zhejiang) Co., Ltd. (“ZhongTan Future”). Pursuant to the agreement, Hangzhou Zeshi will provide supply chain financial services, financial leasing services and industrial operation services, among other services. Revenue of $146,245 was recognized during the year ended December 31, 2021 after the target customer was located, due diligence and initial negotiation was completed and requirements of ZhongTan Future were met.

During the fiscal year 2022, the Company’s revenue from its industrial operations increased to $789,195 due to revenue from three projects as follows:

(1)    The Company provided Zhongtan Future with the industrial consulting management services related to the industrial park based in Jiaxing and coordinated the business cooperation partners of supplier chain restructuring. Revenue from industrial consulting management services of $504,714 was recognized for the year ended December 31, 2022.

(2)    On April 7, 2022, Hangzhou Zeshi entered into an agreement with ZhongXin whereby Hangzhou Zeshi should provide supply chain management services and industrial operation services. The Company provided Zhongxin with industrial consulting management services aiming to establish the industrial park based in Zhejiang Shangyu Cao’e River Economic Development Zone (“Shangyu”) and recognized $140,199 of revenue from industrial consulting management services.

(3)    The Company recognized revenue of $144,282 for the industrial operation services provided to Zhejiang Future New Energy Battery Technology Group Co., Ltd. (“Future New Energy Battery”) for the year ended December 31, 2022. In pursuance of the agreement between Zhongtan Industrial Operation and Future

New Energy Battery, the Company provides industrial consulting management services and financial services to Future New Energy Battery related to phase I energy storage battery intelligent manufacturing project in Jiaxing.

COVID-19 Impact

Our business operations have been affected and may continue to be affected by the COVID-19 pandemic. After the second quarter of 2020, the COVID-19 outbreak in mainland of China was gradually controlled. Our business initially returned to normal operations, although management assessed that our results of operations had been negatively impacted for the year of 2020. In 2021, Omicron variants of COVID-19 emerged, resulting in continued disruption to our business and the global economy and supply chain. In 2022, Omicron negatively affected the execution of customer contracts, the collection of customer payments, and disrupt our supply chain, and the continued uncertainties associated with COVID-19 may cause our revenue and cash flows to underperform. The extent of the future impact of the COVID-19 pandemic on our business and results of operations is still uncertain.

Recent developments

New subsidiaries of Roan

On June 23, 2022, Zhongtan Future Industrial Operation (Hangzhou) Co., Ltd. (中碳未来产业运营（杭州）有限公司) (“Zhongtan Industrial Operation”), our wholly-owned subsidiary, was incorporated under the laws of the PRC. Zhongtan Industrial Operation provides industrial operation services focusing on new energy storage, new materials, and semiconductor industries.

On August 25, 2022, Zhongtan Future Industrial Operation (Jiaxing) Co., Ltd. (中碳未来产业运营（嘉兴）有限公司) (“Zhongtan Industrial Operation (JX)”), our wholly-owned subsidiary, was incorporated under the laws of the PRC. Zhongtan Industrial Operation (JX) provides industrial operation services focusing on new energy storage, new materials, and semiconductor industries.

New investments

On December 16, 2021, Hangzhou Zeshi Investment Partnership (Limited Partnership) (杭州泽时投资合伙企业(有限合伙) (“Hangzhou Zeshi”), our wholly-owned subsidiary, subscribed RMB 2 million as registered capital (approximately $0.29 million) in Zhongtan Future New Energy Industry Development (Zhejiang) Co., Ltd. （中碳未来新能源产业发展（浙江）有限公司） (“Zhongtan Future”), for 2% of its equity. On June 1, 2022, a shareholder of Zhongtan Future agreed to transfer 8% of its equity interest in Zhongtan Future to Hangzhou Zeshi. After the transfer, Hangzhou Zeshi owns 10% of the equity interest in Zhongtan Future.

On April 2, 2022, Hangzhou Zeshi, subscribed RMB 22 million (approximately $3.19 million) as registered capital to Zhongxin Future (Hangzhou) Semiconductor Technology Industry Development Co., Ltd. (中芯未来（杭州）半导体科技产业发展有限公司) (“ZhongXin”), an investment in equity interest, for 22% of the equity in ZhongXin. ZhongXin will develop industrial parks by collaborating with the local governments in multiple areas in the Yangtze River Delta of China for the manufacturing, marketing and distribution of semiconductor products and new ecofriendly and high technology materials. On April 7, 2022, Hangzhou Zeshi entered into an agreement with ZhongXin, pursuant to which it will provide supply chain financial, industrial operation, and related services to ZhongXin.

On July 19, 2022, Zhongtan Industrial Operation subscribed RMB 30 million (approximately $4.35 million) as registered capital in Hangzhou Zhongtan New Energy Enterprise Management Partnership (Limited Partnership) （杭州中碳新能企业管理合伙企业（有限合伙）) (“Zhongtan New Energy (HZ)”) for 60% of its equity. On August 30, 2022, Zhongtan New Energy (HZ) increased the registered capital from RMB 50 million to RMB 100 million, and the shares held by Zhongtan Industrial Operation was decreased to 30% accordingly.

On August 30, 2022, Zhongtan Industrial Operation subscribed RMB 200 million (approximately $29 million) as registered capital in Jiaxing Zhongtan Future Energy Storage Technology Partnership (Limited Partnership) （嘉兴中碳未来储能科技合伙企业（有限合伙）） (“Zhongtan Energy Storage (JX)”) for 40% of its equity.

The registered capital of the investment in equity interest above has not been paid as of the date of this Annual Report.

On August 18, 2022, Zhongtan Industrial Operation subscribed RMB 0.1 million (approximately $0.01 million) as registered capital to Jiaxing Future Energy Enterprise Management Partnership (Limited Partnership) （嘉兴未来新能企业管理合伙企业（有限合伙）） (“Future New Energy (JX)”), an investment in equity interest, and held 1% of its equity. Zhongtan Future holds 99% equity of Future New Energy and paid the registered capital in March 2023.

On September 13, 2022, Yangtze River Delta Energy Storage Technology Industrial Group (Jiaxing) Co., Ltd.（长三角储能科技产业集团（嘉兴）有限公司） (“Yangtze River Delta Energy Storage”) was set up under the laws of PRC. Zhongtan Future New Energy Industry Development (Zhejiang) Co., Ltd. subscribed the capital contribution of RMB 200 million (approximately $29 million) for 66.67% and paid RMB 40 million (approximately $5.80 million) in March 2023, Zhongtan Future Industry Operation (Hangzhou) Co., Ltd. subscribed the capital contribution of RMB 100 million (approximately $14.50 million) for 33. 33% of its equity and paid RMB 80 million (approximately $11.60 million) in March 2023.

On September 23, 2022, Zhejiang Future New Energy Battery Technology Group Co., Ltd. ((浙江未来新能电池科技集团有限公司) “Future New Energy Battery”) was set up under the laws of PRC with the registered capital RMB 1.533 billion (approximately $222.26 million). Yangtze River Delta Energy Storage subscribed the capital contribution of RMB 1 billion (approximately $144.99 million) for 65.2316% and paid RMB 119.50 million (approximately $17.33 million) in March 2023; Future New Energy (JX) subscribed the capital contribution of RMB 533 million (approximately $77.28 million) for 34.7684% and paid RMB 36 million (approximately $5.22 million) in March 2023. Generally, the Company holds 29.88% equity of Future New Energy Battery indirectly via Yangtze River Delta Energy Storage and Future New Energy (JX) with 26.09% and 3.79%, respectively.

Dissolution of joint ventures

On June 16, 2022, the Company entered into an agreement with Beijing Auvgo International Travel Technology Co. Ltd. (“Auvgo International”), to terminate the cooperation and dissolve the joint venture, Yijia (Hangzhou) Digital Technology Co. Ltd. (“Yijia Travel”) which was set up on July 27, 2021. On July 15, 2022, the Company entered into an agreement with its business partner, Shuzhiyun Holdings (Beijing) Co., Ltd. (“Shuzhiyun”), to terminate the agreement of voting in concert in Yijia Travel.

On July 19, 2022, the Company signed an agreement with Shenzhen Geile Information Technology Co., Ltd. (“Harvest”, formerly called “Shenzhen Harvest Business Ltd., Co.”), to terminate the cooperation and dissolve the joint venture, FINE C+ Digital Technology (Hangzhou) Limited (“FINE C+ Digital”). On July 19, 2022, the Company entered into an agreement with Shuzhiyun to terminate the agreement of voting in concert in FINE C+ Digital.

Key Factors Affecting Our Results of Operation

Our current business has a limited operating history. We commenced management and assessment consulting services in December 2018, and acquired the financial guarantee and consulting business in late December 2019. We believe our future success depends on our ability to significantly expand financial markets and channels, and apply the latest technology related to healthcare big data, artificial intelligence and block chain to the combination of medical and healthcare management and insurance. Beginning in the last quarter of fiscal 2021, the Company changed its strategy to focus on the new energy storage industry and semiconductors and provides the industrial financial services and industrial operation services to the partners and customers relevant to green economic industries (refer to Green Industry Guidance Catalogue (2023 Edition) and Green Industry Guidance Catalogue (2019 Edition) of National Development and Reform Commission of PRC). This strategic change led to our increased revenue in fiscal 2022 which in turn led to our being profitable in fiscal year 2022. We believe that our future success depends on our ability to significantly expand the scope of industrial operation services for the new energy storage industry, including related financial guarantee and financial consulting. Our limited operating history makes it difficult to evaluate our business and future prospects. You should consider our future prospects in light of the risks and challenges encountered by a company with a limited operating history in an emerging and rapidly evolving industry. These risks and challenges include, among other things,

•        our ability to expand the scope of industrial operation services for the new energy storage industry and other industrials related to green industrials;

•        our ability to explore financial market and channels, especially in industrial financial services areas;

•        our ability to integrate financial guarantee and financial consulting business; and

•        our ability to develop the health management platform.

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

	For the Years Ended December 31,
	2022	2021	2020
Revenue from consulting management services	$789,195	$146,245	$—
Revenue of industrial operation service	789,195	146,245	—

Revenues from financial services	401,676	647,046	2,128,153

Revenues from healthcare service package	25,529	—	55,301
Cost of revenues	(18,601)	—	(50,774)
Net revenues from healthcare services	6,928	—	4,527
Net revenues of services	1,197,799	793,291	2,132,680

Commissions and fees on financial guarantee services	317,857	456,944	375,471
Recovery (provision) for financial guarantee services	278,496	(57,417)	(89,865)
Commission and fee income on guarantee services, net	596,353	399,527	285,606

Interest and fees income
Interest income on loans due from third parties	2,302,915	2,113,918	2,131,447
Interest income on deposits with banks	348,629	300,749	348,389
Total interest and fee income	2,651,544	2,414,667	2,479,836
Operating income	4,445,696	3,607,485	4,898,122

Total operating expenses
Salaries and employee surcharge	(1,273,012)	(1,054,509)	(1,116,482)
Other operating expenses	(2,479,402)	(2,192,551)	(2,671,310)
Changes in fair value of warrant liabilities	16,998	(3,021)	5,961
Allowance for expected credit loss	(545,939)	(48,518)	(323,788)
Total operating expenses	(4,281,355)	(3,298,599)	(4,105,619)

Income from operation	164,341	308,886	792,503
Other income (expenses)
Deconsolidation gain (loss)	—	490,283	(1,953,248)
Other (expense) income	(22,235)	554,167	76,406
Interest expenses	(46,663)	(267,184)	—
Total other (expenses) income, net	(68,898)	777,266	(1,876,842)

Income (loss) before income taxes	95,443	1,086,152	(1,084,339)

Income tax (expenses) recovery	(201,978)	(328,851)	229,733

Net (loss) income	$(106,535)	$757,301	$(854,606)

Year ended December 31, 2022 compared to year ended December 31, 2021

Revenues

Our revenues from services increased by $404,508, or 51%, from $793,291 for the year ended December 31, 2021, to $1,197,799 for the year ended December 31, 2022. The following table sets forth a breakdown of our revenue by services offered for the years ended December 31, 2022 and 2021:

	For the years ended December 31,		Variance
	2022	2021	Amount	%
Industrial operation services	$789,195	$146,245	$642,950	440%
Management and assessment services	401,676	440,254	(38,578)	(9)%
Consulting services relating to debt collection	—	206,792	(206,792)	(100)%
HealthCare services, net	6,928	—	6,928	100%
Revenues from services	$1,197,799	$793,291	$404,508	51%

Industrial operation services

The Company provides the industrial operation services by its subsidiaries including, but not limited to, Hangzhou Zeshi, Zhongtan Future Industrial Operation and Zhongtan Future Industrial Operation (JX). Industrial operation services are composed of consulting management services, property management services, marketing management services, industrial financial services and investment management services.

For the year ended December 31, 2022, the Company’s generated revenue from industrial operation services was $789,195, an increase of $642,950, or 440%, as compared to $146,245 for the year ended December 31, 2021.The significant increase was due to the further development of the industrial operation services related to the new energy storage industry and semiconductor industries. For the year ended December 31, 2022, there were $564,878 and $224,317 of industrial operation services revenue from partners (related parties) related to the industrial park in Jiaxing and Shangyu, respectively.

Management and assessment services

Revenue from management and assessment services was $401,676 and $440,254 for the years ended December 31, 2022 and 2021, respectively. During the year ended December 31, 2022, we maintained the current customers and developed one new customer.

Consulting services relating to debt collection

The Company provides consulting services relating to debt collection with certain factoring companies, through Lixin Cayman which was acquired in late December 2019. The debt collection services involves two performance obligations and the service fees for each performance obligation were fixed and reflected the stand-alone selling price. In addition, a collected-amount based incentive is rewarded to the Company upon collection of outstanding debt.

Consulting services relating to debt collection include:

1)      assisting customers to get court judgements on outstanding debt, with the Company recognizing revenues over the period towards the completion of the performance obligation; and

2)      assisting customers to receive repayment on outstanding debt, with the Company recognizing revenues upon completion of the performance obligation.

Revenue from consulting services relating to debt collection was $nil for the year ended December 31, 2022, a decrease of 100%, as compared to $206,792 for the year ended December 31, 2021. Impacted by the COVID pandemic, we had fewer contracts for debt collection service in 2021 and did not develop the any additional customers for our debt collection services in 2022.

Healthcare services

Net revenue from healthcare services was $6,928 and $nil for the year ended December 31, 2022 and 2021, respectively.

Commissions and fees on financial guarantee services

Commission and fees on financial guarantee services were $317,857 for the year ended December 31, 2022, a decrease of $139,087, or 30%, as compared to $456,944 for fiscal year 2021, due to the Company’s planned reduction in the relatively high-risk financing guarantee business. In the same period, the financing guarantee business based on industrial operation is in the stage of market expansion and development, and did not begin generating revenue in 2022.

Provision for financial guarantee services

The provisions for financial guarantee services are related to financial guarantee service business as per certain requirements of local governments. Provision for recovery for financial guarantee services was $278,496 for the year ended December 31, 2022, as compared to provision for financial guarantee services of $57,417 for the year ended December 31, 2021. The reverse of the provision was caused by the decrease of outstanding financial guarantees in the fiscal year of 2022.

Interest and fees income

Interest and fees income primarily consisted of interest and fees income generated from loans due from third parties. Interest and fee income was $2,651,544, an increase of $236,877, or 10%, for the year ended December 31, 2022 as compared to $2,414,667 for the year ended December 31, 2021. This increase was largely due to the Company’s newly increased loan to a certain third-party, which caused the interest income to increase accordingly.

Operating expenses

Operating expenses mainly consisted of general and administrative expenses (“G&A expenses”), salary and employee surcharges, selling expenses, changes in fair value of warrant liabilities and allowance for expected credit loss. G&A expenses include, but is not limited to, office expenses, travel costs, entertainment expenses, depreciation of equipment, write-off of receivables, professional fees and office supplies. Total operating expenses increased by $982,756, or 30%, to $4,281,355 for the year ended December 31, 2022 compared to $3,298,599 for the year ended December 31, 2021. The increase was primarily attributable to an increase of $218,503 in salaries and employee surcharges, an increase of $286,851 in other G&A expenses and an increase of $497,421 in bad debt provision. As the Company’s Series A warrants and replacement warrants expired in July 9, 2022, the gain from fair value change was $16,998 for the year ended December 31, 2022, as compared to a loss of $3,021 for the year ended December 31, 2021.

Other (expenses) income

Other (expenses) income mainly consisted of interest income, finance cost, deconsolidation gain, non-operating income (expenses) and investment loss. Other (expenses) income in total decreased by $846,164, or 109%, to other expenses of $68,898 for the year ended December 31, 2022, compared to other income of $777,266 for the year ended December 31, 2021. The decrease was mainly caused by the $284,689 decrease in other income of Zhejiang Jingyuxin and the $103,466 investment loss recognized for the equity investment in Zhongtan Future and Zhong Xin based on prudence for the year ended December 31, 2022, while there was also a deconsolidation gain of $490,283 from disposal of Roan HK for the year ended December 31, 2021.

Income tax expenses

We had income tax expenses of $201,978 for the year ended December 31, 2022, as compared to $328,851 for the year ended December 31, 2021.

Current income tax expenses decreased by $62,231, from $594,272 for the year ended December 31, 2021 to $532,041 for the year ended December 31, 2022. The decrease was primarily due to the decreased taxable income as described above.

Deferred income tax recovery was $330,063 for the year ended December 31, 2022, increased by $64,642, or 24%, the year ended December 31, 2022, as compared to $265,421 for the year ended December 31, 2021. The higher tax recovery was mainly due to the tax effect of the significant CECL loss for the year ended December 31, 2022.

Net (loss) income

As a result of the foregoing, we had a net loss of $106,535, a decrease of $863,836, or 114%, for the year ended December 31, 2022, as compared to a net income of $757,301 for the year ended December 31, 2021.

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

PRC

PRC subsidiaries are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. The EIT rate for companies operating in the PRC is 25%. The taxes paid by the Company in fiscal 2022 were PRC taxes.

Critical Accounting Estimates

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect out reporting of, among other things, assets and liabilities, contingent assets and liabilities and total revenues and expenses. On an on-going basis, we evaluate out estimates based on historical experience and on various other assumptions that from other sources. Since our financial reporting process inherently relies on the use of estimates and assumptions, our actual results could differ from what we expect. We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations.

The critical accounting estimate, assumption, and judgment that we believe to have the most significant impact on our consolidated financial statements are described below.

Comprehensive (Loss) Income and Total Comprehensive (Loss) Income to Shareholders

	For the Years Ended December 31,
	2022	2021	2020
Income (Loss) before income taxes	95,443	1,086,152	(1,084,339)

Income tax (expenses) recovery	(201,978)	(328,851)	229,733

Net (loss) income	(106,535)	757,301	(854,606)
Net income attributable to non-controlling interests	(245,412)	(386,210)	(838,048)
Net (loss) income attributable to Roan Holding Group Co., Ltd.’s shareholders	$(351,947)	$371,091	$(1,692,654)
Other comprehensive (loss) income
Foreign currency translation adjustment	(4,248,687)	1,308,444	3,461,980

Comprehensive (loss) income	$(4,355,222)	$2,065,745	$2,607,374

Other comprehensive (loss) income attributable to noncontrolling interests	1,566,118	(488,233)	(1,334,101)
Net income attributable to noncontrolling interests	(245,412)	(386,210)	(838,048)
Total comprehensive (loss) income attributable to Roan Holdings Group Co., Ltd.’s shareholders	$(3,034,516)	$1,191,302	$435,225

The Company’s comprehensive income (loss) is the total of the Company’s net income plus its other comprehensive income (loss). Other comprehensive income (loss) includes net income (loss) and unrealized income (loss), which in our case is a foreign currency translation adjustment. The Company’s foreign current translation adjustment results from differences in the Company’s reporting currency and its operating currency. The Company’s reporting currency is the United States dollar, or “US$”. The Company’s operations are primarily conducted through its PRC subsidiaries where the local currency, the China Renminbi, or “RMB”, is the functional currency. In general, for consolidation purposes, assets and liabilities of the Company and its subsidiaries whose functional currency is not the US$ are translated into US$, using the exchange rate on the applicable balance sheet date. Revenues and expenses are translated at average rates prevailing during the relevant period. The foreign currency translation adjustment went from a positive $1,308,444 in 2021 to a negative $4,248,687 in 2022, which is a decrease of $5,357,131. This decrease was primarily due to the exchange rate fluctuation of the RMB against the US$. This was the primary reason, along to a lesser extent with the Company’s decreased net income, that the Company had a comprehensive loss in 2022 of $4,355,222 versus a comprehensive income in 2021 of $2,065,745, a decrease of $6,420,967.

The Company’s total comprehensive income (loss) to shareholders is comprised of the Company’s comprehensive income (loss) less its other comprehensive income (loss) attributable to noncontrolling interests and its net income(loss) attributable to noncontrolling interests. The Company’s other comprehensive (loss) income attributable to noncontrolling interests increased from an income of $488,233 in 2021 to a loss of $1,566,118 in 2022, a decrease of $2,054,341. This increase was due to the negative foreign currency translation adjustment in 2022. The Company’s net income attributable to noncontrolling interests decreased by $140,798, from an income of $386,210 in 2021 to an income of $245,412 in 2022, due to decreased net income of Lixin Group in 2022. As a result, the Company’s total comprehensive (loss) income to shareholders decreased $4,235,816, from an income of $1,191,302 in 2021 to a loss of $3,034,516 in 2022.

Allowance for credit loss

Commencing January 1, 2020, we adopted ASC 326, which replaced the incurred loss methodology for determining the provision for credit losses and allowance for credit losses with an expected loss methodology that is referred to as the CECL model. See Note 3 (h) to the Company’s Consolidated Financial Statements for further discussion of the Company’s accounting policies and methodologies for establishing the allowance for credit losses. We identified our policy on the allowance for credit losses on loan receivables due from third parties and accounts receivable to be critical accounting policy because management makes subjective and/or complex judgments about matters that are inherently uncertain and because it is likely that materially different amounts would be reported under different conditions or using different assumptions.

The allowance for credit losses on loans is a critical accounting estimate for the following reasons:

•        Changes in the provision for credit losses can materially affect our financial results;

•        Estimates relating to the allowance for credit losses require us to utilize a reasonable and supportable forecast period based upon forward-looking economic scenarios in order to estimate probability of default and loss given default rates which our CECL methodology encompasses;

•        The allowance for credit losses is influenced by factors outside of our control such as industry and business trends, as well as economic conditions such as trends in housing prices, interest rates, inflation, and unemployment; and

•        Judgment is required to determine whether the models used to generate the allowance for credit losses produce an estimate that is sufficient to encompass the current view of lifetime expected credit losses.

The allowance for credit losses has been determined in accordance with U.S. GAAP. We are responsible for the timely and periodic determination of the amount of the allowance required. We believe that our allowance for credit losses is adequate to cover identifiable losses.

Under the CECL methodology, the allowance for credit losses has two components. (1) individual specific valuation allowances based on historical loss experience, aging of loan receivables due form third parties and accounts receivable, valuation of real estate assets or customer’s trade receivables pledged to the Company and other qualitative risk factors both internal and external to the Company (2) a general valuation allowance based on estimate probability of default and loss given default rates in order to response the forward-looking economic scenarios.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 3(mm) of our audited Consolidated Financial Statements included elsewhere in this annual report.

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

As of December 31, 2022, we had a cash balance of $645,363, restricted cash of $11,337,223 and a positive working capital of $48,421,988. In addition to the cash balance, the working capital was mainly comprised of restricted cash of $11,337,223, deposit of $8,409,210, accounts receivable of $8,200,172, loan receivable due from third parties of $25,536,222 and other receivables of $188,395. The balance of these assets are expected to be repaid on their respective maturity dates and will also be used for working capital.

The Company’s ability to support its operating and capital expenditure commitments will depend on its future performance, which will be subject in part to general economic, competitive and other factors beyond its control. The impacts of COVID-19 may cause lockdowns, quarantines, travel restrictions, and closures of businesses and schools. As a result, the Company may experience delay of outstanding receivables from customers and limited access to cash to expand its operations. The extent to which the coronavirus impacts the Company’s operation results for future periods will depend on certain future developments, including the duration of the COVID-19 pandemic, emerging information concerning the severity of the coronavirus and the actions taken by governments and private businesses to attempt to contain the coronavirus, all of which is uncertain at this point.

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

Cash Flows

The following table sets forth a summary of our cash flows for the years ended December 31, 2022, 2021 and 2020.

	For the Years Ended December 31,
	2022	2021	2020
Net Cash Provided by (Used in) Operating Activities	$619,613	$8,641,873	$(7,669,402)
Net Cash (Used in) Provided by Investing Activities	(4,048,797)	(5,684,489)	6,332,631
Net Cash (Used in) Provided by Financing Activities	(5,645,723)	(3,038,376)	8,061,043
Effect of exchange rate changes on cash and cash equivalents	(1,481,872)	701,642	1,372,684
Net (decrease) increase in cash and cash equivalents, and restricted cash in banks	$(10,556,779)	$620,650	$8,096,956

Years Ended December 31, 2022 and 2021

Operating activities

Net cash provided by operating activities was $619,613 for the year ended December 31, 2022, a decrease of $8,022,260 from net cash provided by operating activities of $8,641,873 for the year ended December 31, 2021. Net loss for the year ended December 31, 2022 was $106,535, a decrease of $863,836 from a net income of $757,301 for the year ended December 31, 2021.

In addition to the decrease in net income, the decrease in net cash provided by operating activities was the result of the following major changes in our working capital and non-cash items:

•        A cash outflow of $1,934,362 from changes in accounts receivable for the year ended December 31, 2022, as compared with a cash outflow of $7,495 for the year ended December 31, 2021.

•        A cash inflow of $434,689 in other receivable for the year ended December 31, 2022, as compared with a cash inflow of $2,425,003 for the year ended December 31, 2021.

•        A cash inflow of $40,754 from changes in other current assets for the year ended December 31, 2022, as compared with a cash inflow of $3,431,640 for the year ended December 31, 2021.

Investing activities

Net cash used in investing activities was $4,048,797 for the year ended December 31, 2022, which primarily consisted of loan advanced to third parties of $17,947,789, loan repayments received from third parties of $13,812,156, payments received from related parties of $88,085 and purchase of property and equipment of $1,249.

Net cash used in investing activities was $5,684,489 for the year ended December 31, 2021, which primarily consisted of loan disbursements to third parties of $26,100,286, loans repayments received from third parties of $20,499,442, and payments to related parties of $70,170, purchase of property and equipment of $54,569 and proceeds from sale of property and equipment of $40,305.

Financing activities

Net cash used in financing activities was $5,645,723 for the year ended December 31, 2022, which primarily consisted of proceeds from bank loans of $5,645,702, and repayment of bank loans of $11,291,425.

Net cash used in financing activities was $3,038,376 for the year ended December 31, 2021, which primarily consisted of proceeds from bank loans of $5,889,179, and repayment of bank loans of $8,927,555.

Years Ended December 31, 2021 and 2020

Operating activities

Net cash provided by operating activities was $8,641,873 for the year ended December 31, 2021, an increase of $16,311,275 from net cash used in operating activities of $7,669,402 for the year ended December 31, 2020. Net income for the year ended December 31, 2021 was $757,301, an increase of $1,611,907 from a net loss of $854,606 for the year ended December 31, 2020. The increase was primarily due to an increase in net income.

In addition to the increase in net income, the increase in net cash provided by operating activities was the result of the following major changes in our working capital and non-cash items:

•        A cash outflow of $7,495 from changes in accounts receivable for the year ended December 31, 2021, as compared with a cash outflow of $3,116,533 for the year ended December 31, 2020.

•        A cash inflow of $3,431,640 from changes in other current assets for the year ended December 31, 2021, as compared with a cash outflow of $3,215,702 for the year ended December 31, 2020.

•        A cash inflow of $2,425,003 in other receivable for the year ended December 31, 2021, as compared with a cash outflow of 3,268,571 for the year ended December 31, 2020.

•        A cash inflow of $411,015 from changes in pledged deposits and other non-current assets for the year ended December 31, 2021, as compared with a cash inflow of $328,854 for the year ended December 31, 2020.

•        A cash inflow of $847,043 from changes in tax payable for the year ended December 31, 2021, as compared with a cash inflow of $1,029,919 for the year ended December 31, 2020.

•        A cash inflow of $449,971 from changes in other liabilities for the year ended December 31, 2021, as compared with a cash outflow of $1,079,811 for the year ended December 31, 2020.

Investing activities

Net cash used in investing activities was $5,684,489 for the year ended December 31, 2021, which primarily consisted of loan advanced to third parties of $26,100,286, loan repayments received from third parties of $20,499,442, and payments to related parties of $70,170, purchase of property and equipment of $54,569 and proceeds from sale of property and equipment of $40,305.

Net cash provided by investing activities was $6,332,631 for the year ended December 31, 2020, which primarily consisted of loan disbursements to third parties of $3,467,607, proceeds from short-term investment of $8,690,374, and proceeds from disposal of Jing Kai of $61,121, receiving from related parties of $210,774 and proceeds from sale of property and equipment of $837,969.

Financing activities

Net cash used in financing activities was $3,038,376 for the year ended December 31, 2021, which primarily consisted of proceeds from bank loans of $5,889,179, and repayment of bank loans of $8,927,555.

Net cash provided by financing activities was $8,061,043 for the year ended December 31, 2020, which primarily consisted of proceeds from bank loans of $8,341,311, and repayment of third-party loans of $280,268.

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

As a company providing services and solutions in connection with industrial financial services and industrial operation services, our business does not rely on research and development. Accordingly, we have not incurred research and development expenses for the years ended December 31, 2022, 2021 and 2020.

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

E.     Off-balance Sheet Arrangements

We have not entered into any derivative contracts that are indexed to our ordinary shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

F.      Tabular Disclosure of Contractual Obligations

Contingencies

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcome of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity.

Lease commitments

As of December 31, 2022, only Zhejiang Jingyuxin has an operating lease, which has a term of over one year. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for operating lease is recognized on a straight-line basis over the lease term. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

In calculating the initial values of right of use assets and liabilities at inception date, the Company uses the rate implicit in the lease, when available or readily determinable, to discount lease payments to present value. When the leases do not provide a readily determinable implicit rate, the Company discounts lease payments based on an estimate of its incremental borrowing rate.

The table below presents the operating lease related assets and liabilities recorded on the balance sheets.

December 31, 2022
Right of use assets	$72,846
Operating lease liabilities, current portion	$57,944
Operating lease liabilities, noncurrent portion	30,091
Total operating lease liabilities	$88,035

As of December 31, 2022, the weighted average remaining lease term was 1.3 years, and discount rates were 4.75% for the operating lease.

Rental expense for the years ended December 31, 2022, 2021 and 2020 was $211,625, $237,051 and $147,141, respectively.

The following is a schedule, by years, of maturities of lease liabilities as of December 31, 2022:

December 31, 2022
Twelve months ended December 31, 2023	$60,756
Twelve months ended December 31, 2024	30,378
Total lease payments	91,134
Less: imputed interest	(3,099)
Present value of lease liabilities	$88,035

G.     Safe Harbor

This annual report on Form 20-F contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “is currently reviewing,” “it is possible,” “subject to” and similar statements. Among other things, the sections titled “Item 3. Key Information-D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects” in this annual report on Form 20-F, as well as our strategic and operational plans, contain forward-looking statements. We may also make written or oral forward-looking statements in our filings with the SEC, in our annual report to shareholders, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material and adverse effect on our financial condition and results of operations for one or more prior periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this annual report on Form 20-F. All information provided in this annual report on Form 20-F and in the exhibits is as of the date of this annual report on Form 20-F, and we do not undertake any obligation to update any such information, except as required under applicable law.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.     Directors and senior management

Our directors hold office until the next annual general meeting of the stockholders or until their successors are elected and qualified, except for our External Directors who are elected for a term of three years. Our officers are appointed by our Board of Directors and hold office until the earlier of their death, retirement, resignation, or removal.

Below are the names of and certain information regarding our current executive officers and directors as of May 15, 2023.

Name	Age	Position
Junfeng Wang	44	Chairman of the Board of Directors and Director
Wenhao Wang	35	Director
Xiaoliang Liang	50	Independent Director
John Chen	51	Independent Director
Yu Liu	47	Independent Director
Zhiyong Tang	47	Chief Executive Officer
Xiaolan Lin	50	Chief Financial Officer

The principal occupation and business experience during the past five years for our executive officers and directors is as follows:

Mr. Junfeng Wang was appointed as the Chairman of our Board of Directors, effective August 10, 2021. He was appointed as our Executive Director from August 10, 2020 to August 10, 2021. He also serves as a director of our overseas subsidiaries (Adrie Global Limited; Fortis Industrial Group Limited; and China Roan Financial-Industrial Holdings Group Co. Ltd.) and supervisor of our subsidiaries in mainland China (Yiful Health; Zeshi Health; and Zeshi Insurance). Mr. Wang served as a Technical Director with Beijing Chenglianxin Technology Co., Ltd., Internet in Logistics Platform section from 2016 to July 2020. From 2015 to 2016, he held the technical director position with Juewei Group Beijing Digital Marketing Center in the Food Processing Department. Mr. Wang holds an MBA degree from Beijing University of Posts and Telecommunications.

Mr. Wenhao Wang was appointed as an executive director on October 4, 2022. Mr. Wang served as a managing director of investment banking of Southwest Securities Co., Ltd. from 2015 to 2021. Before joining Roan, he worked in securities brokerage, equity investment and banking businesses. His experience includes leadership roles in internal control and compliance practices in the process of corporate operations and proficiency in China’s capital market and financing practices. Prior to joining us, Mr. Wang served 33 large-scale companies in the financial field over 11 years and managed more than RMB 4 billion (approximately $617 million) in equity investment and RMB 500 million (approximately $77 million) in fund investment as a financial advisor. Mr. Wang earned his bachelor’s degree in economics from Southwest University of Science and Technology in 2014.

Mr. Xiaoliang Liang was appointed as an independent director on December 20, 2021 and serves as the Chairman of our Corporate Governance and Nominating Committee. He also serves as a director of our subsidiaries in mainland China (FINE C+ Interactive; FINE C+ Digital; and FINE C+ Health). Mr. Liang is the General Manager of Chongqing Yuhong Chuangneng IOT Technology Co., Ltd. and has held that position since July 2021. As the General Manager, he is responsible for the hydrogen fuel cell truck demonstration application, renewable energy hydrogen production, hydrogen refueling station construction and operation, vehicle big data platform construction and operation, and carbon finance and business related matters. Prior to that position, he was the General Manager of Beijing Qingshui Youyang New Energy Technology Co., Ltd. from January 2020 to July 2021. Mr. Liang was the Chief Financial Officer of Zhejiang Yuhui Sola Energy Resource Co., Ltd. from January 2018 to December 2019. Mr. Liang served as a Vice President of Tunghsu Azure Renewable Energy Co., Ltd. from May 2015 to December 2017. Mr. Liang holds a postgraduate degree in engineering management from the Beijing Graduate Institute of North China University of Water Resources and Electric Power, Beijing, China.

Mr. John Chen was appointed as an independent director and serves as Chairman of our Audit Committee on August 5, 2017. Mr. Chen is California Certified Public Accountant. Mr. Chen had been the Chief Financial Officer of General Steel Holding Inc. (OTCBB: GSIH) from May 2004 to April 2019 and has served as Vice President at Zhongbao Financial since August 2019. He also serves as an independent director at China Carbon Graphite

Group, Inc. From 1997 to 2003, Mr. Chen was a Senior Accountant at Moore Stephens Frazer and Torbet. Mr. Chen received his Bachelor of Science degree in Business Administration, Accounting from California State Polytechnic University.

Ms. Yu Liu was appointed as an independent director on October 13, 2022, and serves as Chairman of our Compensation Committee. Ms. Liu, age 47 has over twenty years of human resources experience working directly with companies in the following industries: energy conservation, environmental protection, financial services, and manufacturing. Throughout her career, Ms. Liu has supported the management team of large companies through establishing human resources management systems, standardizing various work processes, and utilizing world-class human resources management technology and operation methods. Since March 2022, Ms. Liu has served as Vice President of Beijing Zero Carbon Research Institute at China Tianying Inc. Previously, she was a partner at Manpower GRC from November 2019, to March, 2022, and General Manager of Integrated Management Department of the Yinge Group from November, 2017, through August, 2019. After receiving a Bachelor degree in Economics at Dongbei University of Finance and Economics, Ms. Liu studied at and received a post-graduate certificate from Nankai University.

Mr. Zhiyong Tang was appointed as our Chief Executive Officer, effective August 25, 2021. Mr. Tang is currently serving as President of Zhejiang Lixin Enterprise Management Group Co., Ltd. Prior to that, Mr. Tang served as General Manager of Zhejiang Jing Yu Xin Financing Guarantee Co., Ltd. from 2015 to 2018; President of Zhongchuang International Finance Leasing Co., Ltd. from 2013 to 2015; Executive Vice President of China Financial Services Holdings Ltd. from 2010 to 2012; General Manager of Huale Tongda (Beijing) International Investment Management Registrant from 2004 to 2010. In addition, Mr. Tang worked in the Northern Investment Group Co., Ltd. from 1999 to 2004. Mr. Tang earned a master’s degree in accounting and finance science from Hongkong Baptist University in 2015 and a master’s degree in public administration from Liaoning University in 2012.

Ms. Xiaolan Lin was appointed as our Chief Financial Officer, effective October 4, 2022. Prior to joining us, Ms. Lin served as Finance Director at Hangzhou MTT Technology Co., Ltd. from September 2019 to September 2022. Ms. Lin also served as Finance Director at Danfoss from March 2007 to August 2019. Ms. Lin holds an MBA degree from Lanzhou University of Technology.

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

B.     Compensation

The aggregate compensation paid and share-based compensation and other payments expensed by us to our directors and executive officers with respect to the year ended December 31, 2022 was $299,430. This amount does not include business travel, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry. We do not currently have a stock option or other equity incentive plan. We may adopt one or more such programs in the future. We do not have any written agreements with any director providing for benefits upon the termination of such director’s relationship with us.

C.     Board Practices

Board of Directors

Our Board of Directors consists of five (5) members. Previously we had a practice of appointing Directors to staggered three (3) year terms. On March 17, 2020, with the shareholders’ consent, we changed all the directors’ terms to one year. Each director holds office for one year, or until his or her earlier death, resignation or removal.

Director Independence

Even if we elect to be a controlled company, a majority of our Board is independent. An “independent director” is defined under the Nasdaq rules generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our Board has determined that John Chen, Yu Liu and Xiaoliang Liang are “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules. Our independent directors will have regularly scheduled executive session meetings at which only independent directors are present.

Leadership Structure and Risk Oversight

The Board does not have a lead independent director. Mr. Junfeng Wang has been the Chairman of the Board since August 10, 2021. Mr. Liu Zhigang was the Chairman of the Board from March 18, 2020 to August 10, 2021 and was a co-chair of the Board and authorized to execute documents on behalf of the Company on December 15, 2019. Mr. Wenhao Wang as appointed as an executive director on October 4, 2022.

Policy Regarding Board Attendance

Our directors are expected to attend Board meetings as frequently as necessary to properly discharge their responsibilities and to spend the time needed to prepare for each meeting. Our directors are expected to attend annual meetings of shareholders.

Committees of the Board of Directors

The standing committees of our Board currently consists of an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee.

Audit Committee

We have established an Audit Committee of the Board of Directors. As of December 31, 2022, Messrs. John Chen, Ms. Yu Liu, and Mr. Xiaoliang Liang served as members of our Audit Committee and they are all independent. Dr. Yiguo Xu’s term ended on October 13, 2022 and succeeded by Ms. Yu Liu on October 13, 2022. Mr. John Chen served as chairman of the Audit Committee.

Each member of the Audit Committee is financially literate and our Board of Directors has determined that Mr. John Chen qualifies as an “Audit Committee financial expert” as defined in applicable SEC rules.

We have adopted an Audit Committee charter, which details the responsibilities of the Audit Committee, including:

•        the appointment, compensation, retention, replacement, and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by us;

•        pre-approving all audit and non-audit services to be provided by the independent auditors or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

•        reviewing and discussing with the independent auditors all relationships the auditors have with us in order to evaluate their continued independence;

•        setting clear hiring policies for employees or former employees of the independent auditors;

•        setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

•        obtaining and reviewing a report, at least annually, from the independent auditors describing (i) the independent auditor’s internal quality-control procedures and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within, the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

•        reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

•        reviewing with management, the independent auditors, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our consolidated financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee

As of December 31, 2022, the members of our Compensation Committee were Messrs. John Chen, Ms. Yu Liu and Mr. Xiaoliang Liang, succeeding Dr. Yiguo Xu whose term ended on October 13, 2022. Ms. Yu Liu serves as Chairperson of the Compensation Committee. We have adopted a Compensation Committee charter, which details the principal functions of the Compensation Committee, including:

•        reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer’s based on such evaluation in executive session at which the Chief Executive Officer is not present;

•        reviewing and approving the compensation of all of our other executive officers;

•        reviewing our executive compensation policies and plans;

•        implementing and administering our incentive compensation equity-based remuneration plans;

•        assisting management in complying with our proxy statement and annual report disclosure requirements;

•        approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;

•        producing a report on executive compensation to be included in our annual proxy statement; and

•        reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

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

Corporate Governance and Nominating Committee

Our Corporate Governance and Nominating Committee will be responsible for, among other matters:

•        identifying individuals qualified to become members of our Board of Directors, consistent with criteria approved by our Board of Directors;

•        overseeing the organization of our Board of Directors to discharge the board’s duties and responsibilities properly and efficiently;

•        identifying best practices and recommending corporate governance principles; and

•        developing and recommending to our Board of Directors a set of corporate governance guidelines and principles applicable to us.

As of December 31, 2022, our Corporate Governance and Nominating Committee consisted of Messrs. John Chen, Ms. Yu Liu and Mr. Xiaoliang Liang, with Mr. Xiaoliang Liang serving as the Chairman of the Corporate Governance and Nominating Committee. Dr. Yiguo Xu’s term ended on October 13, 2022 and succeeded by Ms. Yu Liu on October 13, 2022.

D.     Employees

As of December 31, 2022, the Company had 42 full time employees, including 3 members of Senior Management Team employed by Roan Holdings Group Co., Ltd., 11 employees employed by the subsidiaries of Adrie, 28 employees employed by the subsidiaries of Lixin. The Company and its subsidiaries have executed employment contracts with their employees in accordance with PRC Labor Law and Labor Contract Law. There are no collective bargaining contracts covering any of its employees. The Company believes its relationship with its employees is satisfactory.

	Number of employees	% of total
Sales and marketing	5	11.90%
Business operation	10	23.81%
Management and administration	27	64.29%
Total	42	100.00%

With regards to our employees based in China, we are required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance. For the years ended December 31, 2022, 2021 and 2020, we contributed approximately $126,231, $131,949 and $61,296, respectively, to the employee benefit plans. The effect on our liquidity by the payments for these contributions is immaterial. We believe that we are in material compliance with the relevant PRC employment laws.

E.     Share Ownership

For information concerning the beneficial ownership of our ordinary shares by our executive officers and directors, see the table in Item 7A. “Major Shareholders and Related Party Transactions-Major shareholders.”

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.     Major shareholders

The following table sets forth information relating to the beneficial ownership of our Ordinary Shares as of May 15, 2023, by:

•        Each of our directors and named executive officers;

•        All of our directors and executive officers as a group;

•        each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding ordinary shares;

The number of ordinary shares beneficially owned by each entity, person, director or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any ordinary shares that the individual has the right to acquire within 60 days of May 15, 2023 through the exercise of any stock options, warrants or other rights. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.

Ordinary shares that a person has the right to acquire within 60 days of May 15, 2023 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. Unless otherwise indicated in the footnotes to the table, the information presented in this table is based on based on 25,287,851 outstanding ordinary shares on May 15, 2023.

Named Executive Officers and Directors	Amount of Beneficial Ownership(1)	Percentage Ownership	Percentage Voting Power(2)
Directors and Named Executive Officers:
Junfeng Wang, Chairman(3)	613,000	2.42%	2.36%
Wenhao Wang, Director	—	—	—
Yu Liu, Director	—	—	—
Xiaoliang Liang, Director	—	—	—
John Chen, Director	—	—	—
Zhiyong Tang, Chief Executive Officer	—	—	—
Xiaolan Lin, Chief Financial Officer	—	—	—
All directors and executive officers as a group (7 persons)	613,000	2.42%	2.36%
5% Beneficial Owners:
Ruiheng Global Limited(4)	6,261,055	24.759%	24.08%
Qian Li(5)	6,157,881	24.35%	23.68%
Yuan Shen(6)	3,506,732	13.87%	13.49%
Yangwei Global Limited(7)	3,483,312	13.775%	13.40%
Jiyi Global Investments Limited(8)	2,034,501	8.045%	7.82%
Zhan Zhao Limited(9)	1,287,830	5.093%	4.95%
Wen Li(10)	1,728,883	6.84%	6.65%

____________

(1)      Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the ordinary shares. All shares represent only ordinary shares held by shareholders as no options are issued or outstanding.

(2)      Ordinary shares have one vote per share, and Class A Preferred Shares have one vote per share.

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

(4)      The ordinary shares held by Ruiheng Global Limited, a BVI company, are beneficially owned by Ms. Yuan Shen, the controlling shareholder, and Mr. Zhisan Yang, Ms. Wen Qi, Ms. Wen Li, Ms. Guixiang Luo, Mr. Quan Zhou, Ms. Shiping Gao, Ms. Qiangwei Yang and Mr. Zhigang Liu.

(5)      Consists of (i) 20,549 ordinary shares directly held by Qixiang Global Limited, a company in which Qian Li owns 2.174% interest; (ii) 1,526,903 ordinary shares directly held by Jiyi Global Investment Limited, a company in which Qian Li owns 75.05% interest; (iii) 1,236,907 ordinary shares directly held by Ruiheng Global Limited, a company in which Qian Li owns 19.756% interest; (iv) 3,040,604 ordinary shares directly held by Yangwei Global Limited, a company in which Qian Li owns 87.291% interest; (v) 332,918 ordinary shares directly held by Zhan Zhao Limited, a company in which Qian Li owns 25.851% interest. The above shares are held by Ms. Shiping Gao on behalf of Qian Li through a contractual arrangement and Qian Li may be deemed to be the beneficial owner of such shares.

(6)     Ms. Yuan Shen holds 6,754,965 ordinary shares which consists of (i) 936,354 ordinary shares directly held by Changman Limited, a company in which Yuan Shen owns 94.596% interest; (ii) 616,515 ordinary shares directly held by Favour Plus Global Limited, a company in which Yuan Shen owns 60.0% interest; (iii) 676,667 ordinary shares directly held by Xinglin Limited, a company in which Yuan Shen owns 68.125% interest; (iv) 770,000 ordinary shares directly held by Yimao Enterprises Limited, a company in which Yuan Shen owns 68.125% interest; (v) 158,363 ordinary shares directly held by Qixiang Global Limited, a company in which Yuan Shen owns 16.752% interest; (vi) 185,333 ordinary shares directly held by Yangwei Global Limited, a company in which Yuan Shen owns 5.321% interest; and (vii) 213,500 ordinary shares directly held by Zhan Zhao Limited, a company in which Yuan Shen owns 16.578% interest; (viii) 2,544,433 ordinary shares directly held by Ruiheng Global Limited, a company in which Yuan Shen owns 40.637% interest; (ix) 653,800 ordinary shares directly held by Multideal Limited, a company in which Yuan Shen owns 63.629% interest.

(7)      The ordinary shares held by Yangwei Global Limited, a BVI company, are beneficially owned by Ms. Li Jingping, and the controlling shareholder, Ms. Qian Li, Ms. Zhihong Zhang, Ms. Yunzhu Chi, Ms. Yuan Shen, Ms. Guifang Li, Ms. Shiping Gao, Mr. Shuai Guo, Mr. Qiang Jin, Mr. Zhigang Liu and Mr. Junfeng Wang. Ms. Li Jingping exercises voting and dispositive power over the ordinary shares held by such entity.

(8)     The ordinary shares held by Jiyi Global Investments Limited, a BVI company, are beneficially owned by Ms. Shiping Gao, the controlling shareholder, and Mr. Cheng Sui, Mr. Jianfeng Zhang, Ms. Yuhua Liu, Ms. Cuiping Liu, Mr. Zhigang Liu, Mr. Wei Liu and Mr. Junfeng Wang. Ms. Gao exercises voting and dispositive power over the ordinary shares held by such entity.

(9)      The ordinary shares held by Zhan Zhao Limited, a BVI company, are beneficially owned by Ms. Zhihong Zhang, Ms. Yuquan Zhang, Ms. Xiaolan Zhao, Ms. Lulu Chen, Mr. Wei Liu, Ms. Yuan Shen, Ms. Shiping Gao and Mr. Junfeng Wang.

(10)    Ms.Wen Li holds 1,728,883 ordinary shares indirectly as she owns 27.613% shares of Ruiheng Global Limited which owns 6,261,055 ordinary shares.

Change of Control

In January 2020, our prior Chief Financial Officer, Ms. Jingping Li, resigned from such position. In March 2020, Ms. Li ceased to serve on the Board of Directors, and the original shareholder and former director, Shuangping Feng, was elected to the Board to replace Ms. Li. As a result of such departures, Ms. Li ceased to exercise control over our Company. Our current largest shareholders and the Board of Directors exercise effective control of our Company as of the date of this filing. Except as described in this Annual Report, no arrangements or understandings exist among present or former controlling shareholders with respect to the election of members of our Board of Directors and, to our knowledge, no other arrangements exist that might result in a change of control.

B.     Related Party Transactions

The following is a list of material transactions, or series of related material transactions in the last three fiscal years, to which we are a party and in which the other parties include our directors, executive officers, holders of more than 5% of our voting securities, or any member of the immediate family of any of the foregoing persons.

The Company’s relationship with related parties which had transactions with the Company are summarized as follows:

Related party	Relationship to the Company
Yuan Shen	5% Beneficial Owners (refer to Item 7 A. Major shareholders)
Jialin Zhu	Director of Lixin Cayman
Yuebo Zhang	Executive President of the Company
Zhiyong Tang	Chief Executive Officer of the Company
Furuikang Biopharmaceutical Technology (Zhejiang) Co., Ltd (“Furuikang”)	Controlled by Qian Li indirectly, 5% Beneficial Owners (refer to Item 7 A. Major shareholders)
Zhongtan Future New Energy Industry Development (Zhejiang) Co., Ltd. (“Zhongtan Future”)	The Company holds 10% shares of Zhongtan Future.
Zhongxin Future (Hangzhou) Semiconductor Technology Industry Development Co., Ltd. (“Zhongxin”)	The Company holds 22% shares of Zhongxin.
Zhejiang Future New Energy Battery Technology Group Co., Ltd. (“Future New Energy Battery”)	The Company holds 29.88% indirectly of Future New Energy Battery.

1)      Transactions with related parties

We offer industrial operation services to related party companies and those related party transactions were conducted in the ordinary course of business of the Company

	Year ended December 31,
	2022	2021
	USD	USD
Industrial operation services charged to Zhongtan Future included in revenues	504,714	146,245
Industrial operation services charged to Zhongxin included in revenues	140,199	—
Industrial operation services charged to Future New Energy Battery included in revenues	144,282	—

2)      Balances with related parties

The amount due to (from) related parties and operating lease liabilities with related parties are non-trade in nature, unsecured and repayable on agreed schedule. The remaining balances with related parties are unsecured, non-interest bearing and repayable on normal credit terms.

	Year ended December 31,
	2022	2021
	USD	USD
Accounts receivable
Future New Energy Battery	144,986	—
Zhongtan Future	—	156,922

Unearned income
Zhongtan Future	130,488	—
Zhongxin	217,480	—

Operating lease liabilities
Jialin Zhu	88,035	—

Amount due to related parties
Zhongtan Future	27,271	—
Zhongxin	31,899	—
Yuan Shen	126,371	119,210
Yuebo Zhang	30,000	—
Furuikang	—	3,907

Amount due from related parties
Future New Energy	14	—
Future New Energy Battery	10,266	—
Zhiyong Tang	—	5,941

Save as disclosed above, the Company has ongoing relations with related party as noted below:

Jialin Zhu:    The Company has one operating lease with Jialin Zhu, a director of Lixin Cayman, a subsidiary of the Company. The operating lease represents the Company’s subsidiary’s office spaces. Under the operating lease, rent paid to Jialin Zhu was approximately $46,706 for the year ended December 31, 2022.

C.     Interests of Experts and Counsel

Not applicable.

ITEM 8.    FINANCIAL INFORMATION

A.     Consolidated Statements and Other Financial Information.

Financial Statements

See Item 18 “Financial Statements” included in this Annual Report.

Legal Proceedings

We are not currently a party to existing or pending legal proceedings against us, and we have no knowledge of any threatened litigation, nor are we involved as a plaintiff in any proceeding or pending litigation. There are no proceedings in which any of our directors, officers or any of their respective affiliates, or any beneficial stockholder, is an adverse party or has a material interest adverse to our interest.

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

The Company may pay quarterly dividends on its ordinary shares dependent on its revenues and earnings, if any, capital requirements and general financial conditions, at the discretion of the Board of Directors. In addition, the Company intends to provide for an 8% dividend each year for the Class A Preferred shares. Under the Company’s articles of association, the Company may pay such dividends in cash, in additional Class A Preferred shares, or in ordinary shares.

B.     Significant Changes

Except as disclosed elsewhere in this Annual Report, there have been no other significant changes since December 31, 2022, until the date of the filing of this Annual Report.

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

Ordinary Shares

As of December 31, 2022, there were 25,287,851 ordinary shares outstanding. Under the Companies Act, the ordinary shares are deemed to be issued when the name of the shareholder is entered in our register of members.

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

Preferred Shares

Our charter authorizes the issuance without shareholder approval of an unlimited number of preferred shares divided into five classes, Class A through Class E, each with such designation, rights and preferences as are set out in our Amended Memorandum and Articles of Association or as may be determined by a resolution of our Board of Directors to amend the charter to create such designations, rights and preferences. We have five classes of preferred shares to give us flexibility as to the terms on which each class is issued. Accordingly, starting with five classes of preference shares will allow us to issue shares at different times on different terms. Our Board of Directors is empowered, without shareholder approval, to issue preferred shares with dividend, liquidation, redemption, voting or other rights, which could adversely affect the voting power or other rights of the holders of ordinary shares. These preferred shares could be utilized as a method of discouraging, delaying or preventing a change in control of us.

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

As of December 31, 2022, there were 715,000 Class A Convertible Preferred Shares and 291,795,150 Class B Convertible Preferred Shares issued and outstanding.

Class A Convertible Preferred Shares

On July 6, 2016, in connection with of the Business Combination with Adrie, we issued 715,000 shares of Class A Preferred Shares in a PIPE offering. The total amount raised from the issuance of Class A Preferred Shares was $8,580,000. Pursuant to the terms of a Share Exchange Agreement by and among DT Asia, DeTiger Holdings Limited, Adrie, Adrie’s shareholders and Li Jingping as the seller’s representative, immediately prior to the consummation of the Business Combination, we consummated a private placement of 715,000 shares of newly created Class A Preferred Shares. The Class A Preferred Shares were sold at a purchase price of $12.00 per share and have treated the Class A Preferred Shares as being entitled to a dividend of 8% per annum. Each Class A Preferred Share is convertible, at any time, into one ordinary share at an initial conversion price of $12.00 per share, subject to adjustment; provided, however that the Class A Preferred Shares shall automatically convert at such time that the average closing price of the ordinary shares is at least $6.00. In the event of any liquidation, winding-up or dissolution, whether voluntary or involuntary, each holder of a Class A Preferred Shares shall be entitled to receive a liquidation preference of $12.00 per share, plus an amount equal to accumulated and unpaid dividends on such shares to (but excluding) the date fixed for liquidation, winding-up or dissolution to be paid out of our assets available for distribution to its members, after satisfaction of liabilities owed to our creditors and holders of any senior shares and before any payment or distribution is made to holders of any ordinary shares or other securities with rights junior to those of the Class A Preferred Shares. None of the sale of all or substantially all of our assets or business and our subsidiaries taken as a whole (other than in connection with our liquidation, winding-up or dissolution), the merger or consolidation of us into or with any other person, the sale of a majority of our outstanding equity interests, nor other reorganization event or other similar transaction that results in a change in control shall be deemed to be a liquidation, winding-up or dissolution, voluntary or involuntary.

Each Class A Preferred Share confers upon the holder thereof, unless waived by such holder the right to: (a) one vote at a meeting of our shareholders or on any resolution of our shareholders; (b) be redeemed on the redemption date of such shares; (c) the dividends on Class A Preferred Shares; (d) the right to the liquidation preference of sure shares; and (e) convert to ordinary shares and the obligation to convert to ordinary shares, pursuant to the provisions of our Amended Memorandum and Articles of Association.

On December 6, 2019, we amended our Memorandum and Articles of Association to (a) create a new class of shares designated as the Class B Preferred Shares, and (b) amend the rights of the existing Class A Preferred Shares, among other things, to allow for the new Class B Preferred Shares to rank senior to the Class A Preferred Shares on a liquidation.

Pursuant to the Amended Memorandum and Articles of Association, the holders of Class A Preferred Shares shall have the right to convert such shares, in whole or in part, into ordinary shares at a rate of one ordinary share for each Class A Preferred Share (the “Early Conversion Rate”), subject to adjustment and satisfaction of the conversion procedures. The Directors shall have the right to convert any or all of the Class A Preferred Shares, in whole or in part, into ordinary shares at the Early Conversion Rate, subject to adjustment and satisfaction of the conversion procedures.

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

Our Amended Memorandum and Articles of Association do not include sinking fund provisions or liability to further capital calls by us and there are no provisions discriminating against any existing or prospective holder of securities as a result of the shareholder owning a substantial number of shares with regards to the Class A Preferred Shares.

As of December 31, 2022, the accrued dividend on the Class A Preferred Shares was $686,400, and the balance of the Class A Preferred Shares’ liquidation preference was $12,398,127.

Class B Convertible Preferred Shares

On December 20, 2019, in connection with the Second Business Combination, we issued 291,795,150 Class B convertible preferred shares in the acquisition of Lixin Cayman and its subsidiaries. Pursuant to the Share Purchase Agreement with Lixin Cayman and certain selling shareholders entered into on June 13, 2019, the Company acquired a 65.0177% interest in Lixin Cayman from its selling shareholders in exchange for ordinary shares of the Company to be issued to the selling shareholders for a total consideration of RMB 276.00 million (later adjusted to $31.09 million (RMB 217.88 million). On August 23, 2019, the parties entered into a supplementary agreement to amend the payment term of the purchase price. Pursuant to the supplementary agreement, Lixin shareholders will receive non-voting preferred shares that will have the right to convert into common shares at the holders’ election after two years from the closing date of the acquisition. The transaction was closed on December 20, 2019 upon the Company’s issuance of 291,795,150 Class B convertible preferred shares as the consideration to the selling shareholders for the 65.0177% equity interest in Lixin Cayman. The Class B convertible preferred shares are embedded with liquidation preference and dividend preference but with no voting rights. Upon the second anniversary of the closing date, the preferred shares may be convertible to ordinary shares at a conversion price calculated at the average closing price per share for ninety consecutive trading days before June 20, 2022.

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

On June 20, 2022, the Board of Directors of the Company unanimously passed a resolution to amend the Memorandum and Articles of Association (the “Amended M&A III”) to amend the definition of “Class B Conversion Date” of Class B preferred shares, on which the Class B preferred shares of the Company shall automatically convert into ordinary shares of the Company. Under the Amended M&A III, the “Class B Conversion Date” has been extended from two years after the date on which the Class B Preferred Shares were issued to thirty-three months after such issuance date.

On December 26, 2022, the Board of Directors of the Company unanimously passed a resolution to amend the Memorandum and Articles of Association (the “Amended M&A IV”) to amend the definition of “Class B Conversion Date” of Class B preferred shares, on which the Class B preferred shares of the Company shall automatically convert into ordinary shares of the Company. Under the Amended M&A IV, the “Class B Conversion Date” means, with respect to a Class B Preferred Share, 31 March 2023, provided that, if that day is not a Business Day, the Class B Conversion Date shall be deemed to be the immediately following Business Day.

On March 31, 2023, the Board of Directors of the Company unanimously passed a resolution to amend the Memorandum and Articles of Association (the “Amended M&A V”) to amend the definition of “Class B Conversion Date” of Class B preferred shares, on which the Class B preferred shares of the Company shall automatically convert into ordinary shares of the Company. Under the Amended M&A V, the “Class B Conversion Date” means, with respect to a Class B Preferred Share, 30 June 2023, provided that, if that day is not a Business Day, the Class B Conversion Date shall be deemed to be the immediately following Business Day.

As of December 31, 2022, there were 291,795,150 Class B preferred shares issued and outstanding with amount of $31,087,732.

Warrants

As of December 31, 2022, there are no outstanding warrants to purchase our securities.

On July 9, 2022, 623,078 warrants to purchase our securities expired, 576,924 of which were issued to investors in a private placement in July 2018 and 46,154 of which were issued to the placement agent of the private placement.

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

Registration Rights

Concurrently with the consummation of our IPO in October 2014, we granted certain investors registration rights pursuant to a Registration Rights Agreement. The holders of 25% of the securities subject to the Registration Rights Agreement are entitled to make up to three demands, excluding short form registration demands, to require us to register such securities for sale under the Securities Act. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed by us after the Business Combination.

We have agreed to use commercially reasonable efforts to have a registration statement registering the resale of our ordinary shares issuable upon conversion of the Class A Preferred Shares under the Securities Act declared effective within one hundred eighty (180) days after the closing of the Business Combination.

On July 6, 2016 and in connection with the Business Combination, we entered into a Registration Rights Agreement with the Adrie shareholders (the “Sellers”). Pursuant to the Registration Rights Agreement, the Sellers may cause us to register for resale under the Securities Act, all or any portion of the shares held by them and issued in connection with the Business Combination, so long as such shares are not then restricted under the Lock-Up Agreement. In addition, the Sellers have certain “piggy-back” registration rights with respect to registration statements filed by us after the Business Combination and are entitled to request that we register their shares for resale on Form F-3 and any similar short-form registration that may be available at such time, subject to certain exceptions.

On December 21, 2017, we registered 2,229,572 ordinary shares, 2,420,260 warrants to purchase ordinary shares and 1,210,130 ordinary shares issuable upon exercise of our warrants on a registration statement on Form F-1 effective on December 21, 2017.

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

Differences in Corporate Law

The Companies Act and the laws of the BVI affecting BVI companies like us and our shareholders differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the material differences between the provisions of the laws of the British Virgin Islands applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

Under the laws of the British Virgin Islands, two or more companies may merge or consolidate in accordance with Section 170 et seq. of the Companies Act. A merger means the merging of two or more constituent companies into one of the constituent companies and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation, which with the exception of a merger between a parent company and its subsidiary, must also be approved by a resolution of a majority of the shareholders voting at a quorate meeting of shareholders or by written resolution of the shareholders of the BVI company or BVI companies which are to merge.

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

After the plan of merger or consolidation has been approved by the directors and authorized, if required, by a resolution of the shareholders, articles of merger or consolidation (containing the plan of merger or consolidation) are executed by each company and filed with the Registrar of Corporate Affairs in the British Virgin Islands.

A shareholder may dissent from (a) a merger if the Company is a constituent company, unless the Company is the surviving company and the member continues to hold the same or similar shares; (b) a consolidation if the Company is a constituent company; (c) any sale, transfer, lease, exchange or other disposition of more than 50 per cent in value of the assets or business of the Company if not made in the usual or regular course of the business carried on by the Company but not including: (i) a disposition pursuant to an order of the court having jurisdiction in the matter, (ii) a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the members in accordance with their respective interest within one year after the date of disposition, or (iii) a transfer pursuant to the power of the directors to transfer assets for the protection thereof; (d) a compulsory redemption of 10 per cent, or fewer of the issued shares of the Company required by the holders of 90%, or more of the shares of the Company pursuant to the terms of the Companies Act; and (e) a plan of arrangement, if permitted by the British Virgin Islands Court (each, an “Action”). A shareholder properly exercising his dissent rights is entitled to a cash payment equal to the fair value of his shares.

A shareholder dissenting from an Action must object in writing to the Action before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder. If the merger or consolidation is approved by the shareholders, the Company must give notice of this fact to each shareholder within 20 days who gave written objection. Such objection shall include a statement that the members proposes to demand payment for his or her shares if the Action is taken. These shareholders then have 20 days to give to the Company their written election in the form specified by the Companies Act to dissent from the Action, provided that in the case of a merger, the 20 days starts when the plan of merger is delivered to the shareholder. Upon giving notice of his election to dissent, a shareholder ceases to have any shareholder rights except the right to be paid the fair value of his shares. As such, the merger or consolidation may proceed in the ordinary course notwithstanding his dissent. Within seven days of the later of the delivery of the notice of election to dissent and the effective date of the merger or consolidation, the Company shall make a written offer to each dissenting shareholder to purchase his shares at a specified price per share that the Company determines to be the fair value of the shares. The Company and the shareholder then have 30 days to agree upon the price. If the Company and a shareholder fail to agree on the price within the 30 days, then the Company and the shareholder shall, within 20 days immediately following the expiration of the 30-day period, each designate an appraiser and these two appraisers shall designate a third appraiser. These three appraisers shall fix the fair value of the shares as of the close of business on the day prior to the shareholders’ approval of the transaction without taking into account any change in value as a result of the transaction.

Many companies in the U.S. are incorporated under Delaware law. Under Delaware law, with certain exceptions, a merger, consolidation, or sale of all or substantially all the assets of a corporation must be approved by the Board of Directors and a majority of the outstanding shares entitled to vote thereon. Under Delaware law, a shareholder of a corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which the shareholder may receive payment in the amount of the fair market value of the shares held by the shareholder (as determined by a court) in lieu of the consideration the shareholder would otherwise receive in the transaction. Delaware law also provides that a parent corporation, by resolution of its Board of Directors and without any shareholder vote, may merge with any subsidiary of which it owns at least 90% of each class of capital share. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights.

Anti-takeover provisions in our Amended Memorandum and Articles of Association

Some provisions of our Amended Memorandum and Articles of Association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable. Under British Virgin Islands law, our directors may only exercise the rights and powers granted to them under our Amended Memorandum and Articles of Association, as amended and restated from time to time, as they believe in good faith to be in the best interests of our company.

Under Delaware General Corporation Law, a corporation may implement shareholder rights plans and other measures, including staggered terms for directors and super-majority voting requirements, to prevent takeover attempts. Delaware law also prohibits a publicly held Delaware corporation from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the shareholder became an interested shareholder unless:

(a)     prior to the date of the transaction in which the shareholder became an interested shareholder, the board of directors of the corporation approves either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

(b)    upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owns at least 85% of the voting stock of the corporation, excluding shares held by directors, officers and employee stock plans; or

(c)     at or after the date of the transaction in which the shareholder became an interested shareholder, the business combination is approved by the Board of Directors and authorized at a shareholders’ meeting by at least 66 2/3% of the voting stock, which is not owned by the interested shareholder.

Shareholder action by written consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. British Virgin Islands law provides that, subject to the memorandum and articles of association of a company, that company’s shareholders may approve corporate matters by way of a written resolution without a meeting signed by or on behalf of shareholders sufficient to constitute the requisite majority of shareholders who would have been entitled to vote on such matter at a general meeting; provided that if the consent is less than unanimous, notice must be given to all non-consenting shareholders. Our Amended Memorandum and Articles of Association permit shareholders to act by written consent.

Shareholder proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the Board of Directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. British Virgin Islands law allows shareholders holding not less than 30% of the votes of the outstanding voting shares to requisition a shareholders’ meeting. We are not obliged by law to call shareholders’ annual general meetings, but our Amended Memorandum and Articles of Association do permit the directors to call such a meeting.

Cumulative voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a Board of Directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under British Virgin Islands law, our Amended Memorandum and Articles of Association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Amended Memorandum and Articles of Association, directors can be removed from office, with or without cause, by a resolution of shareholders passed at a meeting of shareholders called for the purposes of removing the Director, by a written resolution passed by at least 75% of our shareholders or by a resolution of directors passed at a meeting of directors.

Transactions with interested shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors. British Virgin Islands law has no comparable statute. Our Amended Memorandum and Articles of Association allows interested party transactions to be approved by a majority of the members of the Board of Directors who do not have an interest in the transaction, if such directors having been provided with access to our attorney or independent legal counsel, unless the disinterested directors determine that the terms of such transaction are no less favorable to us than those that would be available to us with respect to such a transaction from unaffiliated third parties.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the Companies Act and our Amended Memorandum and Articles of Association, we may appoint a voluntary liquidator by a resolution of the shareholders or a resolution of the directors.

Variation of rights of shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our Amended Memorandum and Articles of Association, if at any time our shares are divided into different classes of shares, the rights attached to any class may only be varied, whether or not our company is in liquidation, with the consent in writing of or by a resolution passed at a meeting by the holders of not less than 50 percent of the issued shares in that class that are entitled to vote on the variation and actually vote thereon.

Amendment of governing documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by British Virgin Islands law, our Amended Memorandum and Articles of Association may be amended by a resolution of shareholders and, subject to certain exceptions, by a resolution of directors. Any amendment is effective from the date it is registered at the Registry of Corporate Affairs in the British Virgin Islands.

Directors’ Interests

Any director of Roan who has a direct or indirect interest in any transaction entered, or to be entered, into by us, must disclose such interest to all of our other directors promptly upon becoming aware of his or her interest in the transaction.

A transaction we enter into in which one or more of our directors has a direct or indirect interest is voidable by us unless the director’s interest was (i) disclosed to our Board of Directors prior to our entrance into the transaction or (ii) the transaction is (a) between the director and us and (ii) the transaction is in the ordinary course of our business and on usual terms and conditions.

Notwithstanding an interest in a transaction, and subject to the discussion below, a director who is interested in a transaction entered into or to be entered into by us may:

(a)     vote on a matter relating to the transaction;

(b)    attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and

(c)     sign a document on behalf of Roan, or do any other thing in his capacity as a director, that relates to the transaction.

A director, subject to compliance with the Companies Act and our Amended Memorandum and Articles of Association shall not, by reason of his or her office, be accountable to us for any benefit which he or she derives from such transaction and no such transaction shall be liable to be avoided on the grounds of any such interest or benefit.

In addition to the above, prior to the consummation of any transaction with:

(a)     any of our affiliates;

(b)    any shareholder owning an interest in our voting power that gives such shareholder a significant influence over us;

(c)     any director or executive officer and any relative of such director or executive officer; and

(d)    any person in which a substantial interest in our voting power is owned, directly or indirectly, by a person referred to in (b) and (c) or over which such a person is able to exercise significant influence, such transaction must be approved by a majority of the members of the Board of Directors who do not have an interest in the transaction, such directors having been provided with access (at our expense) to our attorney or independent legal counsel, unless the disinterested directors determine that the terms of such transaction are no less favorable to us than those that would be available to us with respect to such a transaction from unaffiliated third parties.

The compensation of our directors is set by resolution of our Board of Directors, and is subject to the interested directors limitations set forth above. In the absence of an independent quorum, a director may not vote to award compensation to themselves, their relatives, or anybody in which they have an material interest.

Our articles of association provide that our directors may, by resolution of our Board of Directors, exercise all of our powers to incur indebtedness, liabilities or obligations and to secure indebtedness, liabilities or obligations whether of us or of any third party. Any variation to this power would require our articles of association to be amended to include such variation.

There is no age after which our directors must retire from their positions.

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

There are no capital gains, gift or inheritance taxes levied by the British Virgin Islands on companies incorporated or re-registered under the Companies Act. In addition, securities of companies incorporated or re-registered under the Companies Act are not subject to transfer taxes, stamp duties or similar charges.

There is no income tax treaty or convention currently in effect between the United States and the British Virgin Islands, although a Tax Information Exchange Agreement is in force.

People’s Republic of China Taxation

Under the Enterprise Income Tax Law, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income as well as tax reporting obligations. Under the Implementation Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

In addition, State Administration of Taxation (SAT) Circular 82 issued in April 2009 specifies that certain offshore-incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if all of the following conditions are met: (a) senior management personnel and core management departments in charge of the daily operations of the enterprises have their presence mainly in the PRC; (b) their financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) major assets, accounting books and company seals of the enterprises, and minutes and files of their board’s and shareholders’ meetings are located or kept in the PRC; and (d) half or more of the enterprises’ directors or senior management personnel with voting rights habitually reside in the PRC. Further to SAT Circular 82, the SAT issued Announcement of the State Administration of Taxation on Printing and Distributing the Administrative Measures for Income Tax on Chinese-controlled Resident Enterprises Incorporated Overseas (Trial Implementation) (the “SAT Bulletin 45”) on July 27, 2011, which took effect on September 1, 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on PRC resident enterprise status and administration on post-determination matters. If the PRC tax authorities determine that we are a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, we may be subject to enterprise income tax at a rate of 25% with respect to our worldwide taxable income. Also, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ordinary shares and potentially a 20% of withholding tax would be imposed on dividends we pay to our non-PRC individual shareholders and with respect to gains derived by our non-PRC individual shareholders from transferring our shares or ordinary shares.

It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. See “Risk Factors — Risk Factors Related to Doing Business in China.”

The SAT and the Ministry of Finance issued the Notice of Ministry of Finance and State Administration of Taxation on Several Issues relating to Treatment of Corporate Income Tax Pertaining to Restructured Business Operations of Enterprises (the “SAT Circular 59”) in April 2009, which took effect on January 1, 2008. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, which took effect on December 1, 2017 and was amended on June 15, 2018 (the “SAT Circular 37”). By promulgating and implementing the SAT Circular 59 and the SAT Circular 37, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-PRC resident enterprise.

Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Tax Arrangement, where a Hong Kong resident enterprise which is considered a non-PRC tax resident enterprise directly holds at least 25% of a PRC enterprise, the withholding tax rate in respect of the payment of dividends by such PRC enterprise to such Hong Kong resident enterprise is reduced to 5% from a standard rate of 10%, subject to approval of the PRC local tax authority.

Pursuant to the Circular of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements (“Circular 81”), a resident enterprise of the counter-party to such Tax Arrangement should meet all of the following conditions, among others, in order to enjoy the reduced withholding tax under the Tax Arrangement: (i) it must take the form of a company; (ii) it must directly own the required percentage of equity interests and voting rights in such PRC resident enterprise; and (iii) it should directly own such percentage of capital in the PRC resident enterprise anytime in the 12 consecutive months prior to receiving the dividends. On April 22, 2009, SAT Circular 82 (partly modified by SAT Announcement [2014] No. 9) provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although the Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, and we do not believe that our legal entities organized outside of the PRC constitute PRC resident enterprises, it is possible that the PRC tax authorities could reach a different conclusion because our management body, decision-making body, our main property and archives, and more than half of the voting directors and senior executives are in China. In such case, we may be considered a PRC resident enterprise and may therefore be subject to the 25% enterprise income tax on our global income, which could significantly increase our tax burden and materially and adversely affect our cash flow and profitability. In addition to the uncertainty regarding how the new PRC resident enterprise classification for tax purposes may apply, it is also possible that the rules may change in the future, possibly with retrospective effect. We probably can effectively cope with the adverse situation only when the Chinese tax authorities solicit opinions about such new regulations or issue them but we are not sure. See “Risk Factors — Risk Factors Related to Doing Business in China.”

Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, or the Administrative Measures, which took effect in January 2020, requires that the non-resident taxpayer shall determine whether it may enjoy the treatments under relevant tax treaties and file the tax return or withholding declaration subject to further monitoring and oversight by the tax authorities.

U.S. Federal Income Taxation

General

The following is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares. The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our ordinary shares that is for U.S. federal income tax purposes:

•        an individual citizen or resident of the United States;

•        a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

•        an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•        a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that own and hold our ordinary shares as capital assets within the meaning of Section 1221 of the Code, and does not discuss the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

•        financial institutions or financial services entities;

•        broker-dealers;

•        persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;

•        tax-exempt entities;

•        governments or agencies or instrumentalities thereof;

•        insurance companies;

•        regulated investment companies;

•        real estate investment trusts;

•        certain expatriates or former long-term residents of the United States;

•        persons that actually or constructively own 5% or more of our voting shares;

•        persons that acquired our ordinary shares pursuant to an exercise of employee options, in connection with employee incentive plans or otherwise as compensation;

•        persons that hold our ordinary shares as part of a straddle, constructive sale, hedging, conversion or other integrated transaction;

•        persons whose functional currency is not the U.S. dollar;

•        controlled foreign corporations; or

•        passive foreign investment companies.

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

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our ordinary shares, and such U.S. Holder did not make either a timely qualified electing fund (“QEF”) election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our ordinary shares, a QEF election along with a purging election or a mark-to-market election, each as described below, such holder generally will be subject to special rules for regular U.S. federal income tax purposes in respect to:

•        any gain recognized by the U.S. Holder on the sale or other disposition of its ordinary shares; and

•        any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the ordinary shares).

Under these rules,

•        the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares;

•        the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we qualified as a PFIC, will be taxed as ordinary income;

•        the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•        the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

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

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, including the Nasdaq Capital Market, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Although our ordinary shares are currently listed on the Nasdaq Capital Market, U.S. Holders nevertheless should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our ordinary shares.

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

Moreover, backup withholding of U.S. federal income tax at a rate of 28%, generally will apply to cash dividends paid on our ordinary shares to a U.S. Holder (other than an exempt recipient) and the proceeds from sales and other dispositions of our ordinary shares by a U.S. Holder (other than an exempt recipient), in each case who:

•        fails to provide an accurate taxpayer identification number;

•        is notified by the IRS that backup withholding is required; or

•        in certain circumstances, fails to comply with applicable certification requirements.

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

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN ORDINARY SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

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

A copy of each document (or a translation thereof to the extent not in English) concerning our company that is referred to in this Annual Report is available for public view (subject to confidential treatment of certain agreements pursuant to applicable law) at our principal executive.

I.       Subsidiary Information

See “Item 4. Information on the Company — C. Organizational Structure.”

J.      Annual Report to Security Holders.

Not applicable.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Credit Risk

Credit risk is one of the most significant risks for our business. Credit risk exposures arise principally in financial guarantee activities, which is an off-balance sheet financial instrument.

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures including due-diligence visits and post-lending visits to the clients. We manage credit risk through our in-house research and analysis of the Chinese economy and the underlying obligations and transaction structures. To minimize credit risk, we require collateral in the form of rights to cash, securities or property and equipment. We identify credit risk collectively based on industry, geography and customer type. This information is monitored regularly by management.

Financial guarantee activities

In measuring the credit risk of financial guarantee services with customers, we mainly reflect the “probability of default” by the customer on our contractual obligations and consider the current financial position of the customer and the exposures to the customer and its likely future development.

We manage our credit risk guarantee exposure by performing preliminary credit checks of each guarantee customer and ongoing monitoring of payments each month. Our management periodically reviews the probability of default of a guarantee customer and will apply a guarantee liability when necessary.

In addition, we calculate the provision amount as below:

•        General Reserve — is based on total balance of off-balance-sheet guarantee and to be used to cover unidentified probable loan loss. According to management assessment, the General Reserve is required to be no less than 1% of total loan guarantee balance.

•        Specific Reserve — is based on a guarantee by guarantee basis covering losses due to risks related to the ability and intention of repayment of guarantee commissions by each customer. The reserve rate was individually assessed based on management estimate of guarantee fee commission collectability. According to management assessment, the Specific Reserve is no less than 50% of guarantee fee commission earned during the year.

We have been providing the financial guarantees of loans for a limited history. The customer deposits or other assets are held as collateral for the repayment of each loan. As of December 31, 2022, the amount of outstanding loans and related interests that the Company has guaranteed is approximately $27,217,736. The Company estimates the fair market value of the collateral to be approximately $17,683,553 as of December 31, 2022.

Other operating activities

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of December 31, 2022, the Company had no deposits with a bank in the United States. As of December 31, 2022, cash of $645,363 and restricted cash of $11,337,223, respectively, were primarily deposited in banks located in Mainland China, which were uninsured by the government authority. To limit exposure to credit risk relating to deposits, the Company primarily place cash deposits with large financial institutions in China which management believes are of high credit quality.

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

Foreign Currency Risk

Substantially all of the Company’s operating activities and the Company’s assets and liabilities are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the PBOC or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Since our revenues, costs, and financial assets and liabilities are predominantly denominated in RMB as our operations are largely in the PRC, but our financial statements are denominated in dollars, these items need to be translated into dollars. The balance sheet items use exchange rates in effect on the balance sheet date while the income statement items use exchange rates in effect in the middle of the time period. These differences cause us to have foreign translation gains or losses which can vary materially from year to year.

Other risks

Disasters, extreme weather conditions, health epidemics and other catastrophic incidents, such as the COVID-19 outbreak and spread, which could significantly disrupt our operations.

Our business operations have been affected and may continue to be affected by the COVID-19 pandemic. After the second quarter of 2020, the COVID-19 outbreak in China was gradually controlled. Our business initially returned to normal operations, although management assessed that our results of operations had been negatively impacted for the year. In 2021, Omicron variants emerged, resulting in continued disruption to our business and the global economy and supply chain. In 2022, the outbreak of the Omicron variants of COVID-19 negatively impacted our operations. The Company was subject to various uncertainties and potential risks, due to the various anti-epidemic measures introduced by the PRC government in December 2022. If the outbreak of COVID-19 is not effectively and timely controlled, or if government responses to outbreaks or potential outbreaks are severe or long-lasting, it could negatively affect the execution of customer contracts, the collection of customer payments, or disrupt our supply chain, and the continued uncertainties associated with COVID-19 may cause our revenue and cash flows to underperform in the next 12 months. The extent of the future impact of the COVID-19 pandemic on our business and results of operations is still uncertain.

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

ITEM 15.  CONTROLS AND PROCEDURES

(a)    Disclosure controls and procedures

Material weaknesses and significant deficiencies consist of the following:

•        The Company does not have a U.S. GAAP full-time designated professional accountant with U.S. GAAP experience to oversee daily accounting functions and handle non-routine or complex accounting transactions; and

•        Financial reporting system needs to be improved.

(b)-(c)        Management’s annual report on internal control over financial reporting and attestation report of the registered public accounting firm

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, it used the criteria established in the updated framework in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 1992 and updated in May 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on our assessment, as of December 31, 2022, our internal control over financial reporting is ineffective.

The material weaknesses identified exist mainly because that we do not have sufficient personnel with appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP.

To remedy identified material weakness, we have undertaken and will continue to undertake steps to strengthen our internal control over financial reporting. These measures include the following:

•        We have hired new accounting staff and consultant with appropriate U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework;

•        We have and will continue providing U.S. GAAP training to accounting department staff;

•        We have taken steps to improve internal audit function and internal control policies, and monitoring controls, to ensure our operating processes follow our control procedures;

•        We have assigned, and plan to continue to improve, clear oversight roles and responsibilities for accounting and financial reporting staff to address accounting and financial reporting issues.

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

(d)    Change in internal control over financial reporting

Except for the matters described above, there have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.

ZH CPA LLP (“ZH CPA”) was appointed by the Company on January 16, 2022 to serve as the Company’s independent registered public accounting firm for the year ended December 31, 2022.

The following table represents aggregate fees billed to us for professional services rendered for the fiscal years ended December 31, 2022 and 2021 by ZH CPA:

	2022	2021
Audit Fees(1)	$145,000	$145,000
Audit-Related Fees(2)		—
Tax Fees(3)		—
Total	$145,000	$145,000

____________

(1)      The audit fees for the year ended December 31, 2022 and 2021 were for professional services rendered for the audit of our annual consolidated financial statements, review of the financial information included in our interim reports for the respective periods, the registration statement and other required filings with the SEC.

(2)      Audit-related fees for the year ended December 31, 2022 and 2021 were for assurance and related services that are reasonably related to performance of the audit or review of our consolidated financial statements and are not reported under “Audit Fees”.

(3)      Tax fees for the year ended December 31, 2022 and 2021 were for services related to tax compliance, including the preparation of tax returns and tax planning and tax advice.

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

ITEM 16F.   CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

See Item 16C. of this Annual Report on Form 20-F.

ITEM 16G.  CORPORATE GOVERNANCE.

While the Company is not currently listed on Nasdaq, it has opted to comply with the Nasdaq Listing Rules with respect to corporate governance as stated below. Pursuant to Nasdaq Listing Rule 5615(a)(3), the Company has amended its Articles of Association by resolution of its Board of Directors to remove the obligation to hold annual general meetings and shall follow British Virgin Islands practices in lieu of the requirements of Nasdaq Listing Rule 5620. Except as stated above, we currently intend to comply with all other rules generally applicable to U.S. domestic companies listed on Nasdaq.

ITEM 16H.  MINE SAFETY DISCLOSURE.

Not applicable.

ITEM 16I.     DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

ITEM 16J.   INSIDER TRADING POLICIES.

(a)     Disclose whether the registrant has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of the registrant’s securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the registrant. If the registrant has not adopted such policies and procedures, explain why it has not done so.

(b)    If the registrant has adopted insider trading policies and procedures, the registrant must file such policies and procedures as an exhibit. If all of the registrant’s insider trading policies and procedures are included in its code of ethics (as defined in Item 16B(b)) and the code of ethics is fi led as an exhibit pursuant to Item 16B(c)(1), the registrant may satisfy the exhibit requirement of this paragraph by fi ling the code of ethics that would satisfy the exhibit requirement of Item 16B(c)(1).

(c)     The disclosure provided pursuant to Item 16J(a) must be provided in an Interactive Data File as required by Rule 405 of Regulation S-T (17 CFR 232.405) in accordance with the EDGAR Filer Manual. Instruction to Item 16J: Item 16J applies only to annual reports, and does not apply to registration statements, on Form 20-F.

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

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Roan Holdings Group Co., Ltd. and its subsidiaries ((the “Company”, formerly known as China Lending Corporation) as of December 31, 2022 and 2021, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes and schedules (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below is a matter arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which it relates.

Allowance for credit losses

As described in Note 3 (h) and Note 7 to the consolidated financial statements, the Company recorded accounts receivable, net of $8,200,172. Management made assessment of potential losses based on the default (PD) and loss given default (LGD) method and adjusted of current condition and forecast change. As of December 31, 2022, the Company had current credit loss against doubtful accounts receivable of $805,845.

As described in Note 3 (h) and Note 10 to the consolidated financial statements, the Company recorded loan receivable due from third parties, net of $25,536,222. Management estimated expected credit losses on loan receivable and reflected the best estimate of the amount what will not be collected. As of December 31, 2022, the Company had current credit loss against doubtful loan receivable of $479,940.

The principal considerations for our determination that performing procedures relating to the allowance for accounts receivable and loan receivable is critical audit matter are (i) the significant judgment by management when developing their estimate. which in turn led to a high degree of auditor judgment and subjectivity in performing procedures relating to the allowance; and (ii) there was significant auditor effort and judgment in evaluating the audit evidence relating to the significant assumptions related to the Probability of default (PD) and loss given default (LGD).

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included:

•        Assessing the reasonableness of management methodologies

•        Evaluating and testing management’s allowance estimates and key inputs

•        Inquiring with management on the collectability on each individual significant amount and corroborating with the evidence obtained during our audit

•        Verifying the rates used in CECL test and allowance calculation.

•        Recalculating the amounts in accordance with the Company’s accounting policy

•        Performing subsequent accounts receivable and loan receivable collection test

•        Assessing the adequacy of the disclosure in the consolidated financial statements

/s/ ZH CPA, LLC

We have served as the Company’s auditor since 2020.

Denver, Colorado

May 15, 2023

ROAN HOLDINGS GROUP CO., LTD.
CONSOLIDATED BALANCE SHEETS
As of December 31, 2022 and 2021
(Expressed in U.S. dollar, except for the number of shares)

	December 31, 2022	December 31, 2021
ASSETS
Cash and cash equivalents	$645,363	$1,947,142
Restricted cash	11,337,223	20,592,223
Guarantee deposit	8,409,210	9,101,466
Accounts receivable, net	8,200,172	6,929,529
Inventories	—	33,598
Loan receivables due from third parties, net	25,536,222	23,751,471
Due from related parties	10,280	5,941
Prepayments	26,648	70,910
Other receivables, net	188,395	656,835
Total current assets	54,353,513	63,089,115

Pledged deposits	—	48,752
Property and equipment, net	50,518	77,073
Intangible assets, net	2,009,297	3,123,394
Right of use assets	72,846	37,313
Goodwill	246,998	267,331
Total non-current assets	2,379,659	3,553,863
Total Assets	$56,733,172	$66,642,978

LIABILITIES
Customer pledged deposits	$—	$7,846
Unearned income	393,742	72,523
Reserve for financial guarantee losses	330,096	651,341
Dividends payable	480,000	480,000
Tax payable	3,117,234	2,614,257
Due to related parties	215,541	123,117
Warrant liabilities	—	16,998
Operating lease liabilities, current portion	57,944	65,498
Accrued expenses and other liabilities	1,336,968	1,155,903
Bank loans	—	5,961,460
Total current liabilities	5,931,525	11,148,943

Operating lease liabilities, noncurrent portion	30,091	—
Deferred tax liabilities	177,098	544,355
Total non-current Liabilities	207,189	544,355

Total Liabilities	$6,138,714	$11,693,298

Commitments and Contingencies	—	—

ROAN HOLDINGS GROUP CO., LTD.
CONSOLIDATED BALANCE SHEETS
As of December 31, 2022 and 2021 — (Continued)
(Expressed in U.S. dollar, except for the number of shares)

	December 31, 2022	December 31, 2021
Shareholders’ Equity
Ordinary Share, no par value, unlimited shares authorized; 25,287,851 and 25,287,851 shares issued and outstanding as of December 31, 2022 and December 31, 2021, respectively	—	—
Class A convertible preferred shares, no par value, unlimited shares authorized; 715,000 and 715,000 shares issued and outstanding as of December 31, 2022 and December 31, 2021, respectively	$12,398,127	$11,711,727
Class B convertible preferred shares, no par value, unlimited shares authorized; 291,795,150 and 291,795,150 shares issued and outstanding as of December 31, 2022 and December 31, 2021, respectively	31,087,732	31,087,732
Additional paid-in capital	3,312,189	3,312,189
Statutory reserve	472,706	362,797
Accumulated deficit	(15,954,058)	(14,805,802)
Accumulated other comprehensive income	445,517	3,128,086
Total Roan Holdings Group Co., Ltd.’s Shareholders’ Equity	$31,762,213	$34,796,729

Noncontrolling interests	18,832,245	20,152,951
Total Equity	50,594,458	54,949,680
Total Liabilities and Equity	$56,733,172	$66,642,978

The accompanying notes are an integral part of the consolidated financial statements

ROAN HOLDINGS GROUP CO., LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
For the Years Ended December 31, 2022, 2021 and 2020
(Expressed in U.S. dollar, except for the number of shares)

	For the Years Ended December 31,
	2022	2021	2020
Revenue from consulting management services	$789,195	$146,245	$—
Revenue of industrial operation services	789,195	146,245	—

Revenues from financial services	401,676	647,046	2,128,153

Revenues from healthcare service packages	25,529	—	55,301
Cost of revenues	(18,601)	—	(50,774)
Net revenues from healthcare service packages	6,928		4,527
Net revenues of services	1,197,799	793,291	2,132,680

Commissions and fees on financial guarantee services	317,857	456,944	375,471
Recovery (provision) for financial guarantee services	278,496	(57,417)	(89,865)
Commission and fee income on guarantee services, net	596,353	399,527	285,606

Interest and fees income
Interest income on loans due from third parties	2,302,915	2,113,918	2,131,447
Interest income on deposits with banks	348,629	300,749	348,389
Total interest and fee income	2,651,544	2,414,667	2,479,836
Operating income	4,445,696	3,607,485	4,898,122

Total operating expenses
Salaries and employee surcharges	(1,273,012)	(1,054,509)	(1,116,482)
Other operating expenses	(2,479,402)	(2,192,551)	(2,671,310)
Changes in fair value of warrant liabilities	16,998	(3,021)	5,961
Allowance for expected credit loss	(545,939)	(48,518)	(323,788)
Total operating expenses	(4,281,355)	(3,298,599)	(4,105,619)

Income from operation	164,341	308,886	792,503

Other (expense) income
Deconsolidation gain (loss)	—	490,283	(1,953,248)
Other (expenses) income	(22,235)	554,167	76,406
Interest expenses	(46,663)	(267,184)	—
Total other (expense) income	(68,898)	777,266	(1,876,842)

ROAN HOLDINGS GROUP CO., LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
For the Years Ended December 31, 2022, 2021 and 2020 — (Continued)
(Expressed in U.S. dollar, except for the number of shares)

	For the Years Ended December 31,
	2022	2021	2020
Income (Loss) before income taxes	95,443	1,086,152	(1,084,339)

Income tax (expenses) recovery	(201,978)	(328,851)	229,733

Net (loss) income	(106,535)	757,301	(854,606)
Net income attributable to non-controlling interests	(245,412)	(386,210)	(838,048)
Net (loss) income attributable to Roan Holding Group Co., Ltd.’s shareholders	$(351,947)	$371,091	$(1,692,654)
Other comprehensive (loss) income
Foreign currency translation adjustment	(4,248,687)	1,308,444	3,461,980

Comprehensive (loss) income	$(4,355,222)	$2,065,745	$2,607,374

Other comprehensive (loss) income attributable to noncontrolling interests	1,566,118	(488,233)	(1,334,101)
Net income attributable to noncontrolling interests	(245,412)	(386,210)	(838,048)
Total comprehensive (loss) income attributable to Roan Holdings Group Co., Ltd.’s shareholders	$(3,034,516)	$1,191,302	$435,225

Weighted average number of ordinary share outstanding
Basic and Diluted*	25,287,851	25,287,851	25,287,851

(Loss) earnings per share
Net loss (earnings) per share – Basic and Diluted	$(0.01)	$0.01	$(0.07)

____________

*        Because the Company incurred a net loss from continuing operations, the number of warrants, Class A preferred shares and Class B preferred shares are excluded from the computation as the anti-dilutive effect.

The accompanying notes are an integral part of the consolidated financial statements

ROAN HOLDINGS GROUP CO., LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)
For the Years Ended December 31, 2022, 2021 and 2020
(Expressed in U.S. dollar, except for the number of shares)

	Attributable to Roan Holdings Group Co., Ltd.’s Shareholders										Non- controlling interest	Total equity
	Ordinary Share		Class A Preferred Shares		Class B Preferred Shares		Additional paid-in capital	Statutory Reserve	Retained earnings (Accumulated Deficit)	Accumulated other comprehensive (loss) income
	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of December 31, 2020	25,287,851	$—	715,000	$11,025,327	291,795,150	$31,087,732	$3,312,189	$202,592	$(14,330,288)	2,310,369	19,278,508	52,886,429
Net lncome	—	—	—	—	—	—	—	—	371,091	—	386,210	757,301
Deconsolidation of subsidiaries	—	—	—	—	—	—	—			(2,494)	—	(2,494)
Dividend to shareholders	—	—	—	686,400	—	—	—	—	(686,400)		—	—
Transfer to statutory reserve	—	—	—	—	—	—	—	160,205	(160,205)	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	820,211	488,233	1,308,444
Balance as of December 31, 2021	25,287,851	$—	715,000	$11,711,727	291,795,150	$31,087,732	$3,312,189	$362,797	$(14,805,802)	3,128,086	20,152,951	54,949,680
Net Loss	—	—	—	—	—	—	—	—	(351,947)	—	245,412	(106,535)
Dividend to shareholders	—	—	—	686,400	—	—	—	—	(686,400)		—	—
Transfer to statutory reserve	—	—	—	—	—	—	—	109,909	(109,909)	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	(2,682,569)	(1,566,118)	(4,248,687)
Balance as of December 31, 2022	25,287,851	$—	715,000	$12,398,127	291,795,150	$31,087,732	$3,312,189	$472,706	$(15,954,058)	445,517	18,832,245	50,594,458

The accompanying notes are an integral part of the consolidated financial statements

ROAN HOLDINGS GROUP CO., LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2022, 2021 and 2020
(Expressed in U.S. dollar, except for the number of shares)

	For the Years Ended December 31,
	2022	2021	2020
Cash Flows from Operating Activities:
Net (loss) income	$(106,535)	$757,301	$(854,606)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization expenses	920,900	985,845	951,139
Provision for credit losses	545,939	48,518	316,014
Recovery (provision) for financial guarantee losses	(278,496)	57,417	89,865
Deferred tax expenses	(330,063)	(265,421)	(1,001,372)
Changes in fair value of warrant liabilities	(16,998)	3,021	(5,961)
Net gain from disposal of fixed assets	—	(33,246)	(136,682)
Gain (loss) from lease modification	—	(603)	22,257
Non-cash operating lease expenses	82,288	156,498	165,916
Gain (loss) from deconsolidation of subsidiaries	—	(490,283)	1,953,248
Changes in operating assets and liabilities:
Accounts receivable	(1,934,362)	(7,495)	(3,116,533)
Inventory	32,506	(3,250)	(30,348)
Other current assets	40,754	3,431,640	(3,215,702)
Other receivables	434,689	2,425,003	(3,268,571)
Accounts payable and accrued liabilities	—	—	352,600
Pledged deposits and other non-current assets	46,169	414,265	359,202
Customer Pledged assets	(7,431)	—	—
Unearned income	334,902	(58,249)	7,915
Tax payable	719,396	847,043	1,029,919
Accrued expenses and other liabilities	229,367	449,971	(1,079,811)
Operating lease liabilities	(93,412)	(76,102)	(207,891)
Net Cash Provided by (Used in) Operating Activities	619,613	8,641,873	(7,669,402)

Cash Flows from Investing Activities:
Proceeds of loans repayment from third parties	13,812,156	20,499,442	—
Loans advanced to third parties	(17,947,789)	(26,100,286)	(3,467,607)
Purchases of property and equipment	(1,249)	(54,569)	—
Net inflow related to deconsolidation of subsidiaries	—	788	61,121
Redemption of short-term investment	—	—	8,690,374
Due to (from) related party	88,085	(70,169)	210,774
Proceeds from sale of property and equipment	—	40,305	837,969

ROAN HOLDINGS GROUP CO., LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2022, 2021 and 2020 — (Continued)
(Expressed in U.S. dollar, except for the number of shares)

	For the Years Ended December 31,
	2022	2021	2020
Net Cash (Used in) Provided by Investing Activities	(4,048,797)	(5,684,489)	6,332,631

Cash Flows from Financing Activities:
Proceeds from bank loans	5,645,702	5,889,179	8,341,311
Repayment of bank loans	(11,291,425)	(8,927,555)	—
Repayment of third-party loans	—	—	(280,268)
Net Cash (Used in) Provided by Financing Activities	(5,645,723)	(3,038,376)	8,061,043

Effect of exchange rate changes on cash, cash equivalents, and restricted cash in banks	(1,481,872)	701,642	1,372,684

Net increase in cash, cash equivalents, and restricted cash in banks	(10,556,779)	620,650	8,096,956
Cash, cash equivalents, and restricted cash in banks at beginning of year	22,539,365	21,918,715	13,821,759
Cash, cash equivalents, and restricted cash in banks at end of year	$11,982,586	$22,539,365	$21,918,715

Supplemental Cash Flow Information
Cash paid for interest expense	$221,538	$269,400	$—
Cash paid for income tax	$—	$—	$—

Noncash investing activities
Right of use assets obtained in exchange for operating lease obligations	$117,492	$—	$233,744

(*The Company reclassified the restrict cash of fiscal year 2022, 2021 and 2020. (refer to Note 8 and Note 11)

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the statement of financial position that sum to the total of the same amounts shown in the consolidated statements of cash flows:

	December 31, 2022	December 31, 2021
Cash and cash equivalents	$645,363	$1,947,142
Restricted cash in banks	11,337,223	20,592,223
Total cash, cash equivalents and restricted cash	$11,982,586	$22,539,365

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

On December 30, 2019, the Company set up Fortis Industrial Group Limited (former name “Fortis Health Industrial Group Limited”) in Hong Kong, which was a holding company and not commence operation as of December 31, 2019.

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

On June 23, 2022, Zhongtan Future Industrial Operation (Hangzhou) Co., Ltd. (“Zhongtan Industrial Operation”), our wholly-owned subsidiary, was incorporated under the laws of the PRC. Zhongtan Industrial Operation provides services in industrial operation services focusing on new storage energy, new materials, and semiconductor products.

On August 25, 2022, a new wholly-owned subsidiary, Zhongtan Future Industrial Operation (Jiaxing) Co., Ltd. (“Zhongtan Industrial Operation (JX)”), our wholly-owned subsidiary, was incorporated under the laws of the PRC. Zhongtan Industrial Operation provides services in industrial operation services focusing on new storage energy, new materials, and semiconductor products. As date of the report, Zhongtan JX has no operation.

Incorporation of joint ventures

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

As of the date of this report, the above investment in joint venture had not been paid.

Dissolution of Joint Ventures

On June 16, 2022, the Company entered into an agreement with Beijing Auvgo International Travel Technology Co. Ltd. (“Auvgo International”), to terminate the cooperation and dissolve the joint venture, Yijia (Hangzhou) Digital Technology Co. Ltd. (“Yijia Travel”) which was set up on July 27, 2021. On July 15, 2022, the Company entered into an agreement with its business partner, Shuzhiyun Holdings (Beijing) Co., Ltd. (“Shuzhiyun”), to terminate the agreement of voting in concert in Yijia Travel.

On July 19, 2022, the Company signed an agreement with Shenzhen Geile Information Technology Co., Ltd. (“Harvest”, formerly called “Shenzhen Harvest Business Ltd., Co.”), to terminate the cooperation and dissolve the joint venture, FINE C+ Digital Technology (Hangzhou) Limited (“FINE C+ Digital”). On July 19, 2022, the Company entered into an agreement with Shuzhiyun to terminate the agreement of voting in concert in FINE C+ Digital.

As of December 31, 2022, the Company was mainly engaged in financial guarantee services, debt collection services, financial consulting services, industrial operation services and healthcare services through the subsidiaries Lixin Cayman and Adrie.

ROAN HOLDINGS GROUP CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.      ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

The accompanying consolidated financial statements reflect the activities of the Company and its subsidiaries as follows:
Name	Background	Ownership
Adrie Global Holdings Limited (“Adrie”)	• A BVI company • Incorporated on November 19, 2014 • A holding company	100% owned by Roan
Fortis Industrial Group Limited (“FIG”)	• A Hong Kong company • Incorporated on December 30, 2019 • A holding company • Formerly known as “Fortis Health Industrial Group Limited”	100% owned by Adrie
Yifu Health Industry (Ningbo) Co., Ltd. (“Yi Fu”)	• A PRC company • Incorporated on December 19, 2016 • Registered capital of $30 million • Planning for financial lease services • Formerly known as Ningbo Ding Tai Financial Leasing Co., Limited.	100% owned by FIG
Zeshi (Hangzhou) Health Management Co., Ltd. (“Zeshi Health”)

•   A PRC company

•   Incorporated on March 3, 2020

•   Registered capital of RMB 5 million

•   Engaged in providing services in health management, health big data management and blockchain technology-based health information management.

100% indirectly owned by FIG
Ningbo Zeshi Insurance Technology Co. (“Zeshi Insurance”)	• A PRC company • Incorporated on February 28, 2020 • Registered capital of RMB 5 million • Engaged in insurance technology services and related services.	100% indirectly owned by FIG
Hangzhou Zeshi Investment Partnership (Limited Partnership) (“Hangzhou Zeshi”)

•   A PRC limited liability partnership

•   Incorporated on December 21, 2017

•   Acquired on November 29, 2019

•   Registered capital of $7,750,878 (RMB 51 million)

•   Engaged in business factoring program, financing products design, related corporate financing solutions, investments and asset management

100% indirectly owned by FIG
Zhongtan Future Industrial Operation (Hangzhou) Co., Ltd. (“Zhongtan Industrial Operation”)	• A PRC company • Incorporated on June 23, 2022 • Registered capital of USD 1 million • Engaged in industrial operation services.	100% indirectly owned by FIG
Zhongtan Future Industrial Operation (Jiaxing) Co., Ltd. (“Zhongtan Industrial Operation (JX)”)	• A PRC company • Incorporated on August 25, 2022 • Registered capital of USD 10 million • Engaged in industrial operation services	100% indirectly owned by FIG

ROAN HOLDINGS GROUP CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.      ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

Name	Background	Ownership
FINE C+ Health (Hangzhou) Technology Limited (“FINE C+ Health”)	• A PRC company • Incorporated on October 14, 2021 • Registered capital of RMB 5 million • Engaged in online medical consultation and traditional Chinese medicine	40% indirectly owned by FIG
Lixin Financial Holdings Group Limited (“Lixin Cayman”)	• A Cayman company • Incorporated on October 25, 2017 • A holding company	65.0177% owned by Roan
Lixin Financial Holdings (BVI) Limited (“Lixin BVI”)	• A BVI company • Incorporated on November 29, 2017 • A holding company	100% owned by Lixin Cayman
Lixin Financial Holdings Group Limited (“Lixin HK”)	• A Hong Kong company • Incorporated on January 15, 2018 • A holding company	100% owned by Lixin BVI
Zhejiang Lixin Enterprise Management Group Go., Ltd. (“Zhejiang Lixin”)

•   A PRC limited liability company

•   Incorporated on July 3, 2015

•   Registered capital of $16,162,259 (RMB 101 million) with registered capital fully paid-up

•   Engaged in financial guarantee services and related assessment and management services

99% owned by Lixin HK and 1% owned by FIG
Zhejiang Jing Yu Xin Financing Guarantee Co., Ltd (“Zhejiang Jingyuxin”)

•   A PRC limited liability company

•   Incorporated on January 5, 2013

•   Registered capital of $48,517,261 (RMB 303 million) with registered capital fully paid-up

•   Engaged in financial guarantee services and related assessment and management services

93.4% owned by Zhejiang Lixin
Lixin (Hangzhou) Asset Management Co., Ltd. (“LAM”)

•   A PRC limited liability company

•   Incorporated on March 21, 2017

•   Registered capital of $4,358,565 (RMB 30 million) with $2,905,710 registered capital paid-up

•   Engaged in provision of consulting and assessment services to customers and facilitates financial guarantee services between customers and guarantors

100% owned by Zhejiang Jingyuxin
Lixin Supply Chain Management (Tianjin) Co., Ltd. (“Lixin Supply Chain”)	• A PRC limited liability company • Incorporated on December 19, 2017 • Registered capital of $1,513,226 (RMB 10 million) • Planning for provision of supply chain management service	100% owned by LAM

ROAN HOLDINGS GROUP CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.      ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

The Company consolidated statements of operations and comprehensive losses also included Feng Hui Ding Xin (Beijing) Financial Consulting Co., Ltd. (“Ding Xin”) and Ding Xin’s 99%-owned subsidiary Zhiyuan Commercial Factoring (Guangzhou) Co., Ltd. (“Zhiyuan”) for the year ended December 31, 2019 and for the period from January 1, 2020 to September 30, 2020 until Ding Xin and Zhiyuan was disposed of and deconsolidated at September 30, 2020.

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

2.      LIQUIDITY

For the year ended December 31, 2022, the net loss from continuing operations was $106,535, as compared to net income of $757,301 for fiscal year 2021, and net loss of $854,606 for the fiscal year 2020. The net cash inflow from continuing operations was $619,613 for fiscal year 2022, as compared to cash inflow of $8,641,873 for fiscal year 2021, and cash outflow of $7,669,402 for fiscal year 2020. The Company has accumulated deficit of $15,954,058 as of December 31, 2022, which required management’s consideration of the Company’s liquidity and its ability to continue as a going concern.

In assessing the Company’s liquidity, the Company monitors and analyzes its cash and its ability to generate sufficient cash flow in the future to support its operating and capital expenditure commitments. The Company’s liquidity needs are to meet its working capital requirements and operating expenses obligations.

As of December 31, 2022, we had a cash balance of $645,363, restricted cash $11,337,223 and a positive working capital of $48,421,988. In addition to the cash balance, the working capital was mainly comprised of restricted cash of $11,337,223, deposits $8,409,210, accounts receivable, net of $8,200,172, loan receivable due from third parties, net of $25,536,222 and other receivables of $188,395. The balances of these assets are expected to be repaid on maturity dates and will also be used for working capital.

The Company plans to fund its operations through revenue generated from its revenues of financial guarantee services, financial consulting services and industrial operation services, private placements from investors, and financial support commitments from the Company’s shareholders.

The Company’s ability to fund these needs will depend on its future performance, which will be subject in part to general economic, competitive and other factors beyond its control. The frequent COVID-19 outbreak in China has caused severe disruptions in transportation, limited access to the facilities and limited support from workforce employed in operations, and as a result, the Company may experience the delays in provision of financial guarantee services and consulting services to customers. Although the China has taken strict measures to control the COVID-19 outbreak, temporally lockdown to certain areas in China happened frequently during 2022. It is estimated that the economy of China will still be impacted to certain extent. The extent to which the coronavirus impacts the results for fiscal year 2023 will depend on certain future developments, including the duration and spread of the outbreak, emerging information concerning the severity of the coronavirus and the actions taken by governments and private businesses to attempt to contain the coronavirus, all of which is uncertain at this point.

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

(c)     Change in accounting estimate

Beginning in 2022, the Company revised the methodology of valuation of allowance for expected credit loss from Loss-rate method to Probability of default (PD) and loss given default (LGD) method considering this method was more practical. The Company has accounted for this change prospectively as a change in accounting estimate. Changes in accounting estimate are reflected prospectively beginning in the period the change in estimate occurs. For the year ended December 31, 2022, the change in the Company’s estimate of allowance for expected credit loss for accounts receivable and loan receivable resulted in an increase of $545,939 to provisions of credit loss. Except this, there was no additional impact on total expenses or net income (loss) in the Company’s Consolidated Statement of Operations and Comprehensive Income (Loss) for the year ended December 31, 2022 as a result of this change in the estimate.

(d)    Non-controlling interest

Non-controlling interests represent the equity interests in the subsidiaries that are not attributable, either directly or indirectly, to the Company.

(e)     Foreign currency translation

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

Translation of amounts from RMB into $ has been made at the following exchange rates for the respective periods:
	December 31, 2022	December 31, 2021
Balance sheet items, except for equity accounts	6.8972	6.3726
	For the Years Ended December 31,
	2022	2021	2020
Items in the statements of operations and comprehensive income (loss), and statements of cash flows	6.7290	6.4508	6.9042

No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

ROAN HOLDINGS GROUP CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(f)     Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities on the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Company to revise its estimates. The Company bases its estimates on past experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Estimates are used when accounting for items and matters including, but not limited to, determination of fair value of acquiree, determinations of the useful lives and valuation of long-lived assets, estimates of allowances for expected credit loss for loan receivables relating to direct loan business, estimates of allowances for expected credit loss for other doubtful accounts, valuation of deferred tax assets, assumptions impacting the valuation of ordinary shares, share option, restricted shares and warrant liabilities, and other provisions and contingencies.

(g)    Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The three levels of the fair value hierarchy are described below:

Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value.

As of December 31, 2022 and 2021, financial instruments of the Company comprised primarily current assets and current liabilities including cash and cash equivalents, restricted cash in banks, accounts receivable, loan receivables, guarantee deposits, other receivables, operating lease liabilities, reserve for financial guarantee losses, dividends payable, accrued expenses and other liabilities, bank loans and due from/to related parties, which approximate their fair values because of the short-term nature of these instruments.

The Company noted no transfers between levels during any of the periods presented. Except warrant liabilities disclosed below the Company did not have any instruments that were measured at fair value on a recurring nor non-recurring basis as of December 31, 2022 and 2021.

Warrant liabilities

The inputs used to measure the estimated fair value of warrant liabilities are classified as Level 3 fair value measurement due to the significance of unobservable inputs using company-specific information. The valuation methodology used to estimate the fair value of warrant liabilities is discussed in Note 22.

As of December 31, 2022 and 2021, the Company’s warrant liabilities were comprised of Series A Warrants relating to a private placement closed in July 2018, and the warrants issued to the agent for the private placement, at the aggregated fair value of $nil and $16,998, respectively.

ROAN HOLDINGS GROUP CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(h)         Allowance for credit loss

Allowance for credit loss represents management’s best estimate of probable losses inherent in the portfolio.

Commencing January 1, 2020, the Company adopted ASC 326, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”, using the modified retrospective approach for accounts receivable and loan receivable. The Company assessed that the impact of adoption of ASU 2016-13 was $nil. This guidance replaced the “incurred loss” impairment methodology with an approach based on “expected losses” to estimate credit losses on certain types of financial instruments and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance requires financial assets to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the cost of the financial asset to present the net carrying value at the amount expected to be collected on the financial asset.

Under ASU 2016-13, the Company determines the allowance for credit losses on accounts receivable and loan receivable due from third parties based upon assessment of various factors, including historical collection experience, the age of the accounts receivable balances and the loan receivable due from third parties balances, credit quality and specific risk characteristics of its customers, current conditions, forecasts of future economic conditions, reversion period, prepayments, and qualitative adjustments. The Company have adopted Probability of default (PD) and loss given default (LGD) method and individual specific valuation method to calculate the credit loss and considered the reverent factors of the historical and future conditions of the Company to make reasonable estimation of the risk rate.

As of December 31, 2022 and 2021, the allowance for accounts receivable was $805,845 and $775,330, respectively, and the allowance of accounts receivable due from third parties was $479,940 and $39,446, respectively.

(i)     Cash and cash equivalents

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

(j)     Restricted cash

Restricted cash represents cash pledged with banks as guarantor deposit for the guarantee business customers. The banks providing loans to the Company’s guarantee service customers generally require the Company, as the guarantor of the loans, to pledge a cash deposit of 10% to 20% of the guaranteed amount to an escrow account and is restricted from use. The deposits are released after the guaranteed loans are paid off and the Company’s guarantee obligation expires which is usually within 12 months to 24 months.

(k)    Guarantee deposits

Guarantee deposit represents cash pledged with other financial institutions, and other guaranteed creditors as guarantor deposit for the Company’s guarantee service customers. The other financial institutions, or other guaranteed creditors providing loans to the Company’s guarantee service customers generally require the Company, as the guarantor of the loans, to pledge a cash deposit of certain proportion of the guaranteed amount. The deposits are released after the guaranteed loans are paid off and the Company’s guarantee obligation expires which is usually within 12 months.

(l)     Accounts receivable, net

Accounts receivable represents the consulting service fees earned from customers but have not yet collected. An allowance for expected credit loss for doubtful accounts is established and recorded based on management’s assessment of potential losses based on the credit history and relationships with the customers. Management reviews its

ROAN HOLDINGS GROUP CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

receivables on a regular basis to determine if allowance for expected credit loss is adequate, and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for expected credit loss for doubtful accounts after management has determined that the likelihood of collection is not probable. The Company recognizes a charge-off when management determines that full repayment of the receivable is not probable. The primary factor in making that determination is the potential outcome of a lawsuit against the delinquent debtor. The Company will recognize a charge-off when the Company loses contact with the delinquent customer for more than six months or when the court rules against the Company to collect the outstanding balances.

(m)   Loans receivable, net due from third parties

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

(n)    Interest and fees receivable

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

(o)    Property and equipment

Property and equipment is stated at cost less accumulated depreciation and impairment in value. Depreciation is computed using the straight-line method with residual value rate of 5% based on the estimated useful lives as follows:
Electronic equipment	3 years
Vehicles	3 – 4 years
Office equipment	5 years
Leasehold improvements	5 years
Building	20 years

ROAN HOLDINGS GROUP CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Costs of repairs and maintenance are expensed as incurred and asset improvements are capitalized. The cost and related accumulated depreciation of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statement of income and comprehensive income (loss).

(p)    Intangible assets, net

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

(q)    Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment of long-lived assets was recognized for the years ended December 31, 2022, 2021 and 2020.

(r)     Business combination

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

(s)     Financial guarantee services

Financial guarantee service contracts provide guarantees which protects the holder of a debt obligation against default. Pursuant to such guarantee, the Company makes payments if the obligor responsible for making payments fails to do so as scheduled.

ROAN HOLDINGS GROUP CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

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
	December 31, 2022	December 31, 2021
Guarantee	$27,217,736	$47,020,055

A provision for possible loss to be absorbed by the Company for the financial guarantee is recorded as an accrued liability when the guarantees are made and recorded as “Reserve for financial guarantee services” on the consolidated balance sheets. This liability represents probable losses and is increased or decreased by accruing a “Provisions or reversals of provisions on financial guarantee services” against the guarantee fee income. As of December 31, 2022 and 2021 the reserve for financial guarantee services amounted to $330,096 and $651,341, respectively.

This is reviewed throughout the life of the guarantee, as necessary when additional relevant information becomes available. The methodology used to estimate the liability for possible guarantee loss considers the guarantee contract amount and a variety of factors, which include, depending on the counterparty, latest financial position and performance of the borrowers, actual defaults, estimated future defaults, historical loss experience, estimated value of the relevant collateral or guarantees the costumers or third parties offered, and other economic conditions such as the economy trend of the area and the country. The estimates are based upon currently available information (Note 3(nn)).

Referring to the historical information and industry experience, the Company estimates the probable loss for immature financial guarantee services to be 1% of contract amount and the probable loss for uncollected guarantee commission to be 50% of outstanding balance.

For the years ended December 31, 2022, 2021 and 2020, the Company had a reversal of provisions of $278,496 and provided provisions for the financial guarantee services of $57,417 and $89,865, respectively. The Company reviews the provisions on a quarterly basis.

(t)     Customer pledged deposits

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

(u)    Unearned income

The Company does not have amounts of contract assets since revenue is recognized as services are provided. The contract liabilities consist of advance payments from customers. The contract liabilities are reported in a net position on a customer-by-customer basis at the end of each reporting period. All contract liabilities are included in advance from customers in the Consolidated Balance Sheets. As of December 31, 2022 and 2021, the Company recorded unearned income of $393,742 and $72,523, respectively.

ROAN HOLDINGS GROUP CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(v)     Warrant liabilities

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

(w)    Revenue recognition

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

3.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

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

Industrial operation services

The Company enters agreements with customers to provide industrial operation services relating consulting management services and industrial financial service. The Company provides consulting management services to customers on the design of policy resources and fund supporting schemes, governmental industry implementation, contact signing resources, etc., Pursuant to the contracts with customers the transfer price is agreed to fixed amount and to be paid upon achievement of certain performance milestone events. The company provides industrial financial consulting services to customers in terms of equity financing and debt financing, which includes helping customers design relevant financing plans and optimizing the capital structure. The transaction price is generally based on some percentage of the funds raised and fixed price according to contract.

1)      Consulting management services: Upon the successful completion of one milestone event, Roan has transferred the benefits related to each milestone to the customers and is eligible to receive an agreed-upon transfer price from the customer. Therefore, revenue is recognized at the point of time when each milestone event is achieved and the amount to be recognized is the transfer price related to the specific milestone event.

2)      Industrial financial service: Industrial financial services fees were recognized once the bank or foundation has confirmed and signed the relevant credit agreements. Upon the successful completion of one milestone event, Roan has transferred the benefits related to each milestone to the customers and is eligible to receive an agreed-upon transfer price from the customer. Therefore, revenue is recognized at the point of time when each milestone event is achieved and the amount to be recognized is the transfer price related to the specific milestone event.

The following table identifies the disaggregation of our revenue from services for the years ended December 31, 2022, 2021 and 2020, respectively.
	For the years ended December 31,
	2022	2021	2020
Industrial operation services-consulting management service	$789,195	$146,245	—
Management and assessment services	401,676	440,254	19,676
Consulting services relating to debt collection	—	206,792	2,108,447
Healthcare services, net	6,928	—	4,527
Revenues from services	$1,197,799	$793,291	$2,132,680

(x)    Interest income on loans

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

ROAN HOLDINGS GROUP CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(y)     Financial guarantee commission

The Company receives the commissions from guarantee services either in full at inception or in instalments during the guarantee period. For the full collection of commission at inception, the Company initially records commissions as unearned income and amortizes the commission over the period of guarantee.

(z)     Operating expenses

Operating expenses consisted of salaries and employee surcharge, business taxes and surcharges, other operating expenses, changes in fair value of warrant liabilities and bad debt provisions. The other operating expenses primarily consisted of legal and consulting expenses, depreciation and amortization expenses, rental expenses and others.

(aa)  Employee benefits

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are mandated defined contribution plans by government. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were $126,231, $131,949, and $61,296 or the years ended December 31, 2022, 2021, 2020, respectively.

(bb)  Leases

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

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. No impairment for right-of-use lease assets as of December 31, 2022 and 2021.

(cc)   Share-based compensation

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

3.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

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

(ee)   Earnings (Loss) per share

Basic earnings (loss) per ordinary share is computed by dividing net earnings attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted earnings per share is computed by dividing net income attributable to ordinary shareholders by the sum of the weighted average number of ordinary share outstanding and of potential ordinary share (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary share that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted earnings per share. For the years ended December 31, 2022, 2021 and 2020, the Company had no dilutive stocks.

ROAN HOLDINGS GROUP CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

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

(hh)  Segment reporting

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different services. For the year ended December 31, 2022, the Company had two operating business lines, including business conducted by Adrie and its subsidiaries, primarily management and assessment services and industrial operation business, and business conducted by Lixin Cayman and its subsidiaries, primarily financial guarantee and consulting services. Based on management’s assessment, the Company has determined that the two operating business lines are two operating segments as defined by ASC 280 (Note 23).

(ii)    Deconsolidation

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

3.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

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

(ll)    The Outbreak of COVID-19

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

Our business operations have been affected by the COVID-19 pandemic from 2020 when it outbreak. Our business initially returned to normal operations, although management assessed that our results of operations had been negatively impacted for the year of 2020. In 2021, Omicron variants emerged, resulting in continued disruption to our business and the global economy and supply chain. In 2022, Omicron negatively affect the execution of customer contracts, the collection of customer payments, and disrupt our supply chain, and the continued uncertainties associated with COVID 19 cause our revenue and cash flows to underperform.

(mm)Recently issued accounting pronouncements

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

In August 2020, the FASB issued ASU 2020-06: Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivative and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40). This ASU reduces the number of accounting models for convertible debt instruments and convertible preferred stock as well as amend the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based accounting conclusion. In addition, this ASU improves and amends the related EPS guidance. These amendments are effective for the Company for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. Adoption is either a modified retrospective method or a fully retrospective method of transition. The Company has completed its assessment and concluded that this update has no significant impact to the Company’s consolidated financial statements.

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

3.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

credit risk, the Company requires collateral in the form of rights to cash, securities or property and equipment. The Company identifies credit risk collectively based on industry, geography and customer type. This information is monitored regularly by management.

–       Financial guarantee activities

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

In addition, the Company calculates the provision amount as below:

1.      General Reserve — is based on total balance of off-balance-sheet guarantee and to be used to cover unidentified probable loan loss. According to management assessment, the General Reserve is required to be no less than 1% of total loan guarantee balance.

2.      Specific Reserve — is based on a guarantee by guarantee basis covering losses due to risks related to the ability and intention of repayment of guarantee commissions by each customer. The reserve rate was individually assessed based on management estimate of guarantee fee commission collectability. According to management assessment, the Specific Reserve is no less than 50% of guarantee fee commission earned during the year.

The Company has been providing the financial guarantees of loans for limited history. The customer deposits or other assets are held as collateral for the repayment of each loan. As of December 31, 2022 and 2021, the amount of outstanding loans and related interests that the Company has guaranteed is approximately $27.22 million and $47.02 million, respectively.

–       Other operating activities

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash, cash equivalents and restricted cash. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of December 31, 2022, the Company had no deposits with a bank in the United States. As of December 31, 2022, cash of $645,363 and restricted cash of $11,337,223 respectively, were primarily deposited in banks located in Mainland China, which were uninsured by the government authority. To limit exposure to credit risk relating to deposits, the Company primarily place cash deposits with large financial institutions in China which management believes are of high credit quality.

Significant customers are those that account for greater than 10% of the Company’s revenues. The loss of any of the Company’s significant customer could have a material adverse effect on our business, consolidated results of operations and financial condition.

During the years ended December 31, 2022 and 2021, there were three and two customers generated sales which accounted for over 10% of total revenues generated for that year, respectively. The details are as follows:
	For the years ended, December 31,
	2022	2021
Customer A	18.3%	25.9%
Customer B	18.6%	23.4%
Customer C (Related party)	11.3%	4.0%

ROAN HOLDINGS GROUP CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

As of December 31, 2022 and 2021, accounts receivable due from these customers as a percentage of consolidated accounts receivable were as follows:
	As of December 31,
	2022	2021
Customer A	48.61%	52.42%
Customer B	22.14%	16.94%
Customer C (Related party)	—%	2.26%
Customer D	13.07%	10.82%

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

4.      DECONSOLIDATION OF DING XIN

On September 30, 2020, the Company entered into an agreement (the “Agreement”) with Urumqi Fengxunhui Management Consulting Co., Ltd (“Fengxunhui”) pursuant to which Fengxuanhui acquired a 100% equity interest in Ding Xin with a consideration of $15,326 (RMB100,000). Upon closing of the disposition, the Company released all equity interests to Fengxunhui’s shareholders. Therefore, starting from September 30, 2020, the Company has no power to direct the relevant activities of Ding Xin due to the loss of control over Ding Xing. Accordingly, the Company deconsolidated Ding Xin and its 99%-owned subsidiary, Zhi Yuan, pursuant to guidance of ASC 810-10-40-4

ROAN HOLDINGS GROUP CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.      DECONSOLIDATION OF DING XIN (cont.)

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

5.      DECONSOLIDATION OF ROAN HK

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

6.      RESTRICTED CASH

Restricted cash represents cash pledged with banks, as guarantor deposit for the Company’s guarantee service customers. The banks providing loans to the Company’s guarantee service customers generally require the Company, as the guarantor of the loans, to pledge a cash deposit usually in the range of 10% to 20% of the guaranteed amount. The deposits are released after the guaranteed loans are paid off and the Company’s guarantee obligation expires which is usually within 12 months.

At the same time, the Company requires the guarantee service customers to make a deposit to the Company of the same amount as the deposit the Company pledged to the banks, for their loans if the customer does not pledge or collateralize other assets with the Company. The Company recorded the deposit received as restricted cash on the consolidated balance sheet. The deposit is returned to the customer after the customer repays the loan and the Company’s guarantee obligation expires.

The Company reclassified $9,101,466 from restrict cash to deposit and retrospectively adjusted since fiscal year 2020 (refer to Note 11).

ROAN HOLDINGS GROUP CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.      RESTRICTED CASH (cont.)

As of December 31, 2022 and 2021, the Company’s restricted cash is comprised of:
	December 31, 2022	December 31, 2021
Restricted cash in banks	$11,337,223	$20,592,223
	$11,337,223	$20,592,223

7.      ACCOUNTS RECEIVABLE, NET

As of December 31, 2022 and 2021, the accounts receivable consisted of the following:
	December 31, 2022	December 31, 2021
Accounts receivable	$9,006,017	$7,704,859
Less: allowance for credit losses	805,845	775,330
	$8,200,172	$6,929,529

Movement of allowance for credit losses was as follows:
	December 31, 2022	December 31, 2021
Balance, opening	$775,330	$740,370
Provisions	91,723	17,318
Foreign exchange loss (gain)	(61,208)	17,642
Balance, ending	$805,845	$775,330

Accounts receivable, net-related parties, consists of the following
	December 31, 2022	December 31, 2021
Accounts receivable-related parties	$144,986	$156,922
Less: allowance for credit losses	2,678	239
Accounts receivable-related parties, net	$142,308	$156,683

Movement of allowance for credit losses was as follows:
	December 31, 2022	December 31, 2021
Balance, opening	$239	$—
Provisions	2,518	239
Foreign exchange loss (gain)	(79)	—
Balance, ending	$2,678	$239

8.      OTHER RECEIVABLES, NET

As of December 31, 2022 and 2021, other receivables consisted of the following:
	December 31, 2022	December 31, 2021
Other receivables	198,192	678,983
Less: allowance for credit losses	9,797	22,148
	$188,395	$656,835

ROAN HOLDINGS GROUP CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.      GUARANTEE DEPOSITS

Guarantee deposit represents cash pledged with other financial institutions, and other guaranteed creditors as guarantor deposit for the Company’s guarantee service customers. The other financial institutions, or other guaranteed creditors providing loans to the Company’s guarantee service customers generally require the Company, as the guarantor of the loans, to pledge a cash deposit of certain proportion of the guaranteed amount. The deposits are released after the guaranteed loans are paid off and the Company’s guarantee obligation expires which is usually within 12 months.

Based on the nature of the cash pledged with other financial institutions (RMB 58 million), the Company reclassified it from restricted cash to guarantee deposits and retroactively adjusted the financial data for fiscal year 2021 and 2020.

As of December 31, 2022 and 2021, Guarantee deposit consisted of the following:
	December 31, 2022	December 31, 2021
Guarantee deposits	8,409,210	9,101,466
	$8,409,210	$9,101,466

10.    LOANS DUE FROM THIRD PARTIES, NET
	December 31, 2022	December 31, 2021
Loans due from third parties(1)	$26,016,162	$23,790,917
Less: allowance for credit losses	479,940	39,446
	$25,536,222	$23,751,471

____________

(1)      As of December 31, 2021, the balance of loans due from third parties was comprised of loans of $11,807,096, $6,622,101, $5,306,798 due from three parties, and a non-interest-bearing loan of $0.05 million due from a third party. These three interest-bearing loans are due within 12 months from the balance sheet date and have an interest rate of ranging from 7% to 14%. The loans of $6,622,101 and $5,306,798 are pledged either with real estate assets or customer’s trade receivables.

As of December 31, 2022, the balance of loans due from third parties was comprised of loans of $9,273,314, $6,118,425, $5,531,230, $4,948,207 and $144,986 due from five parties. These five interest-bearing loans are due within 12 months from the balance sheet date and have an interest rate of ranging from 4.35% to 14%. The loans of $4,948,207 and $6,118,425 are pledged either with real estate assets or customer’s trade receivables.

For the years ended December 31, 2022 and 2021, a net provision of $440,494 and $12,014 were charged against the consolidated statements of operations and comprehensive income (loss), respectively. For the years ended December 31, 2022 and 2021, the Company did not charge write-offs against provisions.

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

As of December 31, 2022, loan balance of $10,810,184 aged between 180 ~ 365 days, and balance of $8,551,104 aged over one year.

Movement of allowance for credit losses was as follows:
	December 31, 2022	December 31, 2021

Balance at beginning of the year	$39,446	$27,432
Provisions	440,494	12,014
Balance at end of the year	$479,940	$39,446

ROAN HOLDINGS GROUP CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.    PREPAYMENTS

Prepayments consist of the following:
	December 31, 2022	December 31, 2021
Prepayments	26,648	70,910
	$26,648	$70,910

12.    PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:
	December 31, 2022	December 31, 2021
Electronic equipment	$126,498	$137,523
Vehicles	123,081	131,894
Office equipment	24,287	24,594
Leasehold improvements	—	50,805
Less: Accumulated depreciation	223,348	267,743
	$50,518	$77,073

Depreciation expenses totaled $22,458, $46,946 and $73,894 for the years ended December 31, 2022, 2021 and 2020, respectively.

13.    INTANGIBLE ASSETS, NET

Intangible assets consist of the following:
	December 31, 2022	December 31, 2021
Customer relationship	$159,485	$172,614
License	2,015,311	2,181,213
Non-Compete Agreements	2,493,765	2,699,056
Less: Accumulated amortization	2,659,264	1,929,489
	$2,009,297	$3,123,394

Amortization expenses totaled $898,422, $938,900 and $877,245 for the years ended December 31, 2022, 2021 and 2020, respectively.

The following table sets forth the Company’s amortization expenses for the twelve months ending December 31 of the following years:
2023	$806,184
2024	201,531
2025	201,531
2026	201,531
2027	201,531
Thereafter	396,989
$2,009,297

ROAN HOLDINGS GROUP CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.    UNEARNED INCOME

Movement of unearned income was as follows:
	December 31, 2022	December 31, 2021
Balance, beginning	$72,523	$130,772
Current year addition	1,078,496	172,717
Revenue recognized	(743,594)	(233,349)
Foreign exchange gain (loss)	(13,683)	2,383
Balance, ending	393,742	72,523

15.    ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:
	December 31, 2022	December 31, 2021
Accrued payroll	$790,815	$455,442
Dividends due to former shareholders of Zhejiang Jingyuxin(1)	172,534	186,737
Other current liabilities	373,619	513,724
	$1,336,968	$1,155,903

____________

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

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company’s subsidiary incorporated in the Cayman Islands is not subject to tax on income or capital gains.

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

ROAN HOLDINGS GROUP CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16.    INCOME TAXES (cont.)

Income tax expenses consist of the following:
	For the Years Ended December 31,
	2022	2021	2020
Current income tax expenses	$532,041	$594,272	$771,639
Deferred income tax expenses (recovery)	(330,063)	(265,421)	(1,001,372)
Income tax expenses (recovery)	$201,978	$328,851	$(229,733)

Below is a reconciliation of the statutory tax rate to the effective tax rate for the Company:
	For the Years Ended December 31,
	2022	2021	2020
PRC statutory income tax rate	25%	25%	25%
Effect of different income tax rate in other jurisdictions	9%	1%	4%
Effect of non-deductible expenses	5%	1%	3%
Effect of temporary differences	7%	1%	7%
Effect of valuation of deferred tax allowance	7%	9%	5%
Effective tax rate	53%	37%	44%

Deferred tax liabilities (assets), net as of December 31, 2022 and 2021 consist of the following:
	December 31, 2022	December 31, 2021
Deferred tax assets
Provision for financial guarantee services	$—	$38,870
Allowance on doubtful accounts	321,429	190,576
Accrued expenses	—	—
Lease liability	22,009	16,375
Net operating loss carrying forward	70,910	165,290
Less: valuation allowance	(70,910)	(165,290)
Total deferred tax assets	$343,438	$245,821
Deferred tax liabilities
Right-of-use assets	(18,212)	(9,328)
Recognition of intangible assets arising from business combination	(502,324)	(780,849)
Deferred tax liabilities, net	$(177,098)	$(544,356)

As of December 31, 2022 and 2021, the Company had net operating loss carry forwards of $283,641 and $562,798, respectively. The net operating loss can be carried forward up to 2025 for PRC entities and can be carried forward for Hong Kong entities indefinitely. The Company reviews deferred tax assets for a valuation allowance based upon whether it is more likely than not that the deferred tax asset will be fully realized. Therefore, valuation allowance was recognized against the deferred tax assets based upon management’s assessment as to their realization.

The Company evaluates its valuation allowance requirements at end of each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When circumstances cause a change in management’s judgement about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in income from operations. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carry forward period available under applicable tax law.

ROAN HOLDINGS GROUP CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16.    INCOME TAXES (cont.)

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2022 and 2021, the Company did not have any significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit. The Company does not believe that its uncertain tax benefits position will materially change over the next twelve months.

17.    EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted loss per common share for the years ended December 31, 2022, 2021 and 2020, respectively:
	For the Years Ended December 31,
	2022	2021	2020
Net (Loss) Income Attributable to Roan Holding Group Co., Ltd.’s shareholders	$(351,947)	$371,091	$(1,692,654)

Weighted average number of ordinary share outstanding
Basic and Diluted*	25,287,851	25,287,851	25,287,851

(Loss) Earnings per share
Net (loss) income per share from continuing operations – Basic and Diluted	$(0.01)	$0.01	$(0.07)

Basic net income (loss) per share to the ordinary shareholders is computed by dividing the net income (loss) attributable to the ordinary shareholders by the weighted average number of common shares outstanding during the year. Diluted net income (loss) per share is the same as basic net income (loss) per share due to the lack of dilutive items in the Company for the years ended December 31, 2022, 2021 and 2020. The number of warrants, Class A preferred shares and Class B preferred shares are excluded from the computation as the anti-dilutive effect.

18.    RELATED PARTY TRANSACTIONS AND BALANCES

The following is a list of material transactions, or series of related material transactions in the last three fiscal years, to which we are a party and in which the other parties include our directors, executive officers, holders of more than 5% of our voting securities, or any member of the immediate family of any of the foregoing persons.

The Company’s relationship with related parties who had transactions with the Company are summarized as follows:
Related party	Relationship to the Company
Yuan Shen	5% Beneficial Owners (refer to Item 7 A. Major shareholders)
Jialin Zhu	Director of Lixin Cayman
Yuebo Zhang	Executive President of the Company
Zhiyong Tang	Chief Executive Officer of the Company
Furuikang Biopharmaceutical Technology (Zhejiang) Co., Ltd (“Furuikang”)	Controlled by Qian Li indirectly, 5% Beneficial Owners (refer to Item 7 A. Major shareholders)
Zhongtan Future New Energy Industry Development (Zhejiang) Co., Ltd. (“Zhongtan Future”)	The Company holds 10% shares of Zhongtan Future.
Zhongxin Future (Hangzhou) Semiconductor Technology Industry Development Co., Ltd. (“Zhongxin”)	The Company holds 22% shares of Zhongxin.
Zhejiang Future New Energy Battery Technology Group Co., Ltd. (“Future New Energy Battery”)	The Company holds 29.88% indirectly of Future New Energy Battery.

ROAN HOLDINGS GROUP CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18.    RELATED PARTY TRANSACTIONS AND BALANCES (cont.)

1)      Transactions with related parties

We offer industrial operation services to related party companies and those related party transactions were conducted in the ordinary course of business of the Company
	Year ended December 31,
	2022	2021
	USD	USD
Industrial operation services charged to Zhongtan Future included in revenues	504,714	146,245
Industrial operation services charged to Zhongxin included in revenues	140,199	—
Industrial operation services charged to Future New Energy Battery included in revenues	144,282	—

2)      Balances with related parties

The amount due to(from) related parties and operating lease liabilities with related parties are non-trade in nature, unsecured and repayable on agreed schedule. And the remaining balances with related parties are unsecured, non-interest bearing and repayable on normal credit terms.
	Year ended December 31,
	2022	2021
	USD	USD
Accounts receivable
Future New Energy Battery	144,986	—
Zhongtan Future	—	156,922

Unearned income
Zhongtan Future	130,488	—
Zhongxin	217,480	—

Operating lease liabilities
Jialin Zhu	88,035	—

Amount due to related parties
Zhongtan Future	27,271	—
Zhongxin	31,899	—
Yuan Shen	126,371	119,210
Yuebo Zhang	30,000	—
Furuikang	—	3,907

Amount due from related parties
Future New Energy	14	—
Future New Energy Battery	10,266	—
Zhiyong Tang	—	5,941

Save as disclosed above, the Company has ongoing relations with related party as noted below:

Jialin Zhu:    The Company has one operating lease with Jianlin Zhu. The operating lease represent the Company’s subsidiary’s office spaces. Under the operating lease, rent paid to Jialin Zhu was approximately USD46,706 for the year ended December 31, 2022.

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

19.    REDEEMABLE CONVERTIBLE PREFERRED SHARES (cont.)

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

With the amendment to the M&A, the redemption of Class A Preferred Shares is no longer solely within the control of the holders of these preferred shares. As the Class A Preferred Shares does not embody an unconditional obligation that requires the Company to redeem the preferred shares by transferring cash or assets, and it does not contain a specific date upon which assets must be transferred. The preferred shares are not considered mandatorily redeemable and are scoped out of ASC 480, Liabilities. In addition, the redemption was not solely controlled by the holders of the preferred shares, it was not required to be classified out of permanent equity. The Class A Preferred Shares was classified as an equity as of December 31, 2022 and 2021.

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

As of December 31, 2022 and 2021, dividend of $0.69 million and $0.69 million was accrued for Convertible Redeemable Class A Preferred Shares The balance for Class A Preferred Shares was $12.40 million and $11.71 million, respectively.

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

On December 22, 2021, the Board of Directors of the Company unanimously passed a resolution to amend the Memorandum and Articles of Association (the “Amended M&A II”) to amend the definition of “Class B Conversion Date” of Class B preferred shares, on which the Class B preferred shares of the Company shall automatically convert

ROAN HOLDINGS GROUP CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19.    REDEEMABLE CONVERTIBLE PREFERRED SHARES (cont.)

into ordinary shares of the Company. Under the Amended M&A II, the “Class B Conversion Date” has been extended from two years after the date on which the Class B Preferred Shares were issued to thirty months after such issuance date.

As the Class B Preferred Shares does not embody an unconditional obligation that requires the Company to redeem the preferred shares by transferring cash or assets, and it does not contain a specific date upon which assets must be transferred. The preferred shares are not considered mandatorily redeemable and are scoped out of ASC 480, Liabilities. In addition, the redemption provisions are solely at the discretion of the Company. The Class B Preferred Shares was classified as an equity as of December 31, 2022 and 2021.

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

As of December 31, 2022 and 2021, the balance for Class B Preferred Shares was $31.09 million and $31.09 million, respectively.

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

As of December 31, 2022 and 2021, there were 25,287,851 and 25,287,851 ordinary shares issued and outstanding, respectively.

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

ROAN HOLDINGS GROUP CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20.    EQUITY (cont.)

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

Preferred Shares

The Company is authorized to issue unlimited preferred shares, in one or more series, with such designations, voting and other rights and preferences as may be determined from time to time by the board of directors. As of December 31, 2022 and 2021, there were 715,000 and 715,000 Class A preferred shares issued and outstanding, respectively. As of December 31, 2022 and 2021, there were 291,795,150 and 291,795,150 Class B preferred shares issued and outstanding.

Warrants

A summary of warrants activity for the years ended December 31, 2022 and 2021 is as follows:
	Number of shares	Weighted average life	Expiration dates
Balance of warrants outstanding as of December 31, 2017	9,280,323	3.52 years	July 6, 2021
Grants of Series A Warrants	576,924	3.48 years	July 9, 2022
Grants of Placement Agent Warrant	46,154	3.48 years	July 9, 2022
Grants of Series B Warrants	390,579	0.08 years	August 9, 2018
Exercise of Series B Warrants	(390,579)
Balance of warrants outstanding as of December 31, 2018	9,903,401	2.58 years	*
Balance of warrants outstanding as of December 31, 2019	9,903,401	1.58 years	*
Balance of warrants outstanding as of December 31, 2020	9,903,401	0.58 years	*
Expire of Warrants issued in July 6, 2016	(9,280,323)
Balance of warrants outstanding as of December 31, 2021	623,078	0.52 years
Expire of Warrants issued in July 9, 2022	(623,078)
Balance of warrants outstanding as of December 31, 2022	—	—	—

____________

*        As of December 31, 2022, there was not any warrant of the Company. On July 9, 2022, 576,924 Series A Warrants and 46,154 Placement Agent Warrants expired.

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

ROAN HOLDINGS GROUP CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20.    EQUITY (cont.)

Based on an evaluation as discussed in FASB ASC 815-15, “Embedded Derivatives” and FASB ASC 815-40-15, “Contracts in Entity’s Own Equity — Scope and Scope Exceptions,” the Company determined that the Series A Warrants were not considered indexed to its own stock because neither the occurrence of a sale of equity securities by the issuer at market nor the issuance of another equity contract with a lower strike price is an input to the fair value of a fixed-for-fixed option or forward on equity shares. As such, the Series A Warrants was classified as a liability. Liability classification requires the warrant to be re-measured to their fair value for each reporting period.

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

As of December 31, 2022, the fair value of Series A Warrants was $nil as they were expired on July 9, 2022.

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

Based on an evaluation as discussed in FASB ASC 815-40-15, “Contracts in Entity’s Own Equity — Scope and Scope Exceptions,” the Company determined that the Series B Warrants were not considered indexed to its own stock because the settlement amount does not equal the difference between the fair value of a fixed number of the Company’s shares and a fixed strike price. Liability classification requires the warrant to be re-measured to their fair value for each reporting period.

The Company estimated its fair value of the Series B Warrants at $504,499 using the Black-Scholes valuation model on the July 10, 2018 using the following assumption.
On July 10, 2018
Terms of warrants	1 month
Exercise price	0.001
Risk free rate of interest	1.88%
Dividend yield	0.00%
Annualized volatility of underlying stock	0.87

ROAN HOLDINGS GROUP CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20.    EQUITY (cont.)

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

Placement Agent Warrants

On April 6, 2018, the Company entered into a letter agreement with FT Global Capital, Inc., as exclusive placement agent (the “Placement Agent”), pursuant to which the Placement Agent has agreed to act as placement agent on a best efforts basis in connection with the above offering. In addition to the cash payments, the Company has also agreed to issue to the Placement Agent a warrant to purchase a number of ordinary shares equal to 6.0% of the aggregate number of ordinary shares sold in this offering, which warrant will have the same term as Series A Warrants, including exercise price, vesting period, anti-dilution terms and etc. As such, same as the classification of Series A Warrants, the Placement Agent Warrants were classified as a liability, which requires the warrant to be re-measured to their fair value for each reporting period.

For the year ended December 31, 2022, the fair value of Series A Warrants was $nil as they expired on July 9, 2022. As of July 10, 2018, December 31, 2020 and 2021, the Company estimated fair value of the Placement Agent Warrants at $96,185 $1,477 and $1,259, respectively, using the Black-Scholes valuation model. The assumptions used to estimate the fair value of the warrants were the same as those used for Series A Warrants.

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

As of December 31, 2022 and 2021, the Company had statutory reserve of $472,706 and $362,797, respectively.

21.    SEGMENT REPORTING

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making

ROAN HOLDINGS GROUP CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21.    SEGMENT REPORTING (cont.)

operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different services. For the year ended December 31, 2022 and 2021, the Company has two operating business lines, including business conducted by Adrie and its subsidiaries, primarily management and assessment services and factoring business, and business conducted by Lixin Cayman and its subsidiaries, primarily financial guarantee and consulting services. Based on management’s assessment, the Company has determined that the two operating business lines are two operating segments as defined by ASC 280.

The following table presents summary information by segment for the years ended December 31, 2022, 2021 and 2020:
	For the Year Ended December 31, 2022
	Business conducted by Adrie and its subsidiaries	Business conducted by Lixin Cayman and its subsidiaries	Elimination	Total
Net revenues of services	$789,522	$885,202	$(476,925)	$1,197,799
Commission and fee income on guarantee services, net	—	695,678	(99,325)	596,353
Total interest and fee income	723,638	1,927,906	—	2,651,544
Net (loss) income from operation	$(577,863)	$742,204	$—	$164,341
Depreciation	$(277)	$(22,181)	$—	$(22,458)
Capital expenditures	$—	$—	$—	$—
Income tax recovery (expense)	$(69,844)	$271,822	$—	$201,978
Segment (loss) profit from continuing operations	$(842,812)	$736,277	$—	$(106,535)
Segment assets as of December 31, 2022	$7,930,806	$56,063,776	$(7,261,410)	$56,733,172
	For the Year Ended December 31, 2021
	Business conducted by Adrie and its subsidiaries	Business conducted by Lixin Cayman and its subsidiaries	Elimination	Total
Net revenues of services	$358,299	$726,866	$(291,874)	$793,291
Commission and fee income on guarantee services, net	—	527,023	(127,496)	399,527
Total interest and fee income	804,734	1,609,933		2,414,667
Net (loss) income from operation	$(573,845)	$882,731	$—	$308,886
Depreciation	$(267)	$(129,910)	$—	$(130,177)
Capital expenditures	$—	$—	$—	$—
Income tax recovery (expense)	$40,804	$(369,655)	$—	$(328,851)
Segment (loss) profit from continuing operations	$(263,173)	$1,020,474	$—	$757,301
Segment assets as of December 31, 2021	$11,681,319	$56,675,503	$(1,713,844)	$66,642,978

ROAN HOLDINGS GROUP CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21.    SEGMENT REPORTING (cont.)

	For the Year Ended December 31, 2020
	Business conducted by Adrie and its subsidiaries	Business conducted by Lixin Cayman and its subsidiaries	Total
Net revenues of services	$75,280	$2,057,400	$2,132,680
Commission and fee income on guarantee services, net	—	285,606	285,606
Total interest and fee income	20,601	2,459,235	2,479,836
Net income from operation	$95,881	$4,802,241	$4,898,122
Depreciation	$(376)	$(39,951)	$(40,327)
Capital expenditures	$—	$—	$—
Income tax recovery (expense)	$(6,734)	$236,467	$229,733
Segment (loss) profit from continuing operations	$(762,041)	$1,860,683	$1,098,642
Segment assets as of December 31, 2020	$9,990,995	$57,712,165	$67,703,161

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

Lease commitments

As of December 31, 2022, the Company leases offices space under a number of non-cancellable operating lease arrangements, the lease agreement of Zhejiang Jingyuxin had a term of 24 months, the lease agreement of Zheshi health had a term of 12 months and the agreement expires on March 31, 2022 of LAM and a renewed agreement in 2022 of LAM had a term of 225 days and 12 months respectively. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for operating lease is recognized on a straight-line basis over the lease term.

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

The table below presents the operating lease related assets and liabilities recorded on the balance sheets.
	December 31, 2022	December 31, 2021
Right of use assets	$72,846	$37,313

Operating lease liabilities, current portion	$57,944	$65,498
Operating lease liabilities, noncurrent portion	30,091	—
Total operating lease liabilities	$88,035	$65,498

As of December 31, 2022, the weighted average remaining lease term was 1.3 years, and discount rates were 4.75% for the operating lease.

ROAN HOLDINGS GROUP CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22.    COMMITMENTS AND CONTINGENCIES (cont.)

Rental expense for the years ended December 31, 2022, 2021, and 2020 was $211,625, $237,051 and $147,141, respectively.

The following is a schedule, by years, of maturities of lease liabilities as of December 31, 2022:
December 31, 2022
Twelve months ended December 31, 2023	$60,756
Twelve months ended December 31, 2024	30,378
Total lease payments	91,134
Less: imputed interest	(3,099)
Present value of lease liabilities	$88,035

23.    SUBSEQUENT EVENTS

On March 20, 2023, HEYSEN PTE. LTD., wholly-owned subsidiary of the Company was registered in Singapore with the registration capital 10,000 Singapore Dollars, which has not been paid as of the date of this report.

In March 2023, Zhongtan Industrial Operation, wholly-owned subsidiary of the Company, paid RMB 80 million (USD $11.6 million) to Yangtze River Delta Energy Storage Technology Industrial Group (Jiaxing) Co., Ltd. as registration capital.

On March 28, 2023, the Company has entered into an investment cooperation agreement with MAY Co., Ltd (“May”), the only 4K and 8K Liquid Crystal On Silicon (“LCOS”) panel manufacturer and producer in Korea, and the controlling one primary shareholders of May, to facilitate the acquisition and restructuring, and work together to form a Micro-display project company in the mainland of China to develop the foster independent intellectual property development, research and development, manufacturing and marketing of LCOS micro-display project chips modules and terminal devices projects within the Chinese market, while advancing the industrialization of pertinent leading technologies in the field.

On February 17, 2023, Future New Energy Battery entered to the Purchase Agreement of the Land’s Use of the Right with Jiaxing Government to purchase the 50-year land’s use of the right of 114,287 square meters at a price of approximately RMB 288 per square meter. On March 7, 2023, Future New Energy Battery obtained the Certificate of Real Estate Rights of the People’s Republic of China. According to the service agreement* dated on December 2, 2022 between Zhongtan Future Industrial Operation, a wholly-owned subsidiary of the Company, and Future New Energy Battery, the Company recognized RMB4,839,300 in March 2023 as the revenue from industrial consulting management services. (* Whole-process Engineering Consulting Management and Pre-Project Services Agreement of Jiaxing Storage Battery Intelligent Manufacturing Headquarters Base-Phase I Project)

In accordance with ASC Topic 855, “Subsequent Events” which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued, the Company has evaluated all events or transactions that occurred up to the date the audited financial statements were available to issue. Based upon this review, the Company has not identified any subsequent events that would have required adjustment or disclosure in the condensed financial statements.

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

4.10	Yuebo Zhang Employment Agreement, dated August 25, 2021
4.11	Fengsong Wan Employment Agreement, dated August 25, 2021
4.12

Wenhao Wang Employment Agreement dated October 3, 2022, by and between Roan Holdings Group Co., Ltd. and Wenhao Wang (incorporated by reference from Exhibit 10.1 of registrant’s Form 6-K filed with the SEC on October 11, 2022).

4.13

Yu Liu Employment Agreement dated October 13, 2022, by and between Roan Holdings Group Co., Ltd. and Yu Liu (incorporated by reference from Exhibit 10.1 of registrant’s Form 6-K filed with the SEC on October 19, 2022).

4.14

English Translation of Lease Agreement between Junrong Capital Holdings Limited and Lixin (Hangzhou) Asset Management Co., Ltd., dated April 1, 2022 (incorporated by reference from Exhibit 4.12 of registrant’s Annual Report on Form 20-F filed with the SEC on April 22, 2022, for the fiscal year ended December 31, 2021).

Exhibit No.	Description
4.15*	English Translation of Lease Agreement between Junrong Capital Holdings Limited and Lixin (Hangzhou) Asset Management Co., Ltd., dated April 1, 2023.
4.16*	English Translation of Lease between Mr. Zhu Jialin Ms. Zhu Wenya and Zhejiang Jing Yu Xin Financing Guarantee Co., Ltd., dated April 1, 2022.
4.17

English Translation of Lease Agreement between Junrong Capital Holdings Limited and Zeshi (Hangzhou) Health Management Co., Ltd., dated April 1, 2022 (incorporated by reference from Exhibit 4.14 of registrant’s Annual Report on Form 20-F filed with the SEC on April 22, 2022, for the fiscal year ended December 31, 2021).

4.18*	English Translation of Lease Agreement between Junrong Capital Holdings Limited and Zeshi (Hangzhou) Health Management Co., Ltd., dated April 1, 2023.
4.19

English Translation of Lease Agreement between Bogong He and Lixin (Hangzhou) Asset Management Co., Ltd., dated July 15, 2022. (incorporated by reference from Exhibit 4.12 of registrant’s Annual Report on Form 20-F filed with the SEC on April 22, 2022, for the fiscal year ended December 31, 2021)

4.20*	English Translation of Lease Agreement between Bogong He and Lixin (Hangzhou) Asset Management Co., Ltd., dated April 11, 2023.
4.21*	English Translation of Lease Agreement between Poly Apartment Management Co., Ltd. and Lixin (Hangzhou) Asset Management Co., Ltd., dated on April 14, 2023.
4.22	English Translation of Equity Transfer Agreement, by and between Roan HK and Yuanjia Asset Management Co. Ltd. dated September 17, 2021.
8.1*	List of Subsidiaries
12.1*	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a)
12.2*	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a)
13.1*	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS*	XBRL Instance Document.
101.SCH*	XBRL Taxonomy Extension Schema Document.
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

____________

*        Filed herewith

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ROAN HOLDINGS GROUP CO., LTD.
Date: May 15, 2023	By:	/s/ Zhiyong Tang
	Name:	Zhiyong Tang
	Title:	Chief Executive Officer

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

Name	Position	Date
/s/ Zhiyong Tang	Chief Executive Officer	May 15, 2023
Zhiyong Tang	(Principal Executive Officer)
/s/ Xiaolan Lin	Chief Financial Officer	May 15, 2023
Xiaolan Lin	(Principal Financial Officer)
/s/ Junfeng Wang	Chairman	May 15, 2023
Junfeng Wang
/s/ Wenhao Wang	Director	May 15, 2023
Wenhao Wang
/s/ Yu Lui	Director	May 15, 2023
Yu Lui
/s/ Xiaoliang Liang	Director	May 15, 2023
Xiaoliang Liang
/s/ John Chen	Director	May 15, 2023
John Chen