Form 20-F/A
period 2022-12-31
Roan Holdings Group Co., Ltd.
filed 2024-02-07
CIK 1611852

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________

FORM 20-F/A
(Amendment No. 1)

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

No. 1 Building, 5 Bailiantan Road, Yuhang District,
Hangzhou, Zhejiang
The People’s Republic of China
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

i

ii

Roan Holdings Group Co., Ltd.
Form 20-F/A
(Amendment No. 1)
For the Fiscal Year Ended December 31, 2022

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F (this “Amendment”) amends the annual report on Form 20-F of Roan Holdings Group Co., Ltd. (“Roan”) for the year ended December 31, 2022, which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 15, 2023 (the “Original Report”). This Amendment is being filed to amend the Original Report in its entirety. Among other things, this Amendment provides enhanced disclosure (a) about risks regarding Roan’s structure as a British Virgin Islands (“BVI”) holding company with operating companies in the People’s Republic of China (the “PRC”), (b) regarding Roan’s doing business in the PRC and being subject to PRC regulations and (c) regarding how Roan transfers cash between and among the Roan Group companies (as defined below).

As required by Rule 12b-15 under the Exchange Act, as amended, new certifications by our principal executive officer and principal financial officer are being filed as Exhibits 12.3, 12.4, 13.3 and 13.4 to this Amendment. A new consent of our independent registered public accounting firm also is being filed as an exhibit hereto.

This Amendment does not reflect events occurring after the filing of the Original Report and does not modify or update the disclosure therein in any way except as described above or herein. No other changes have been made to the Original Report. The filing of this Amendment should not be understood to mean that any statements contained in the Original Report, as amended by this Amendment, are true or complete as of any date subsequent to the original filing date of the Original Report. Unless otherwise stated herein, all disclosures referenced as being made “as of the date of this Annual Report” or similar language are speaking as of the date of the Original Report.

iii

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

Roan is a BVI corporation which serves as a holding company for several operating companies (the “OpCos”), which are all located in the PRC. The OpCos are majority or wholly-owned directly or indirectly by Roan. In this Report, we will use Roan to refer to the BVI holding company, OpCos to refer to the OpCos, and the Roan Group to refer to Roan and the OpCos combined. The Registrant will use the term “we” or “our” to refer to the activities of the Roan Group.

The OpCos historically desired to access international sources of equity financing and to have their equity trade on a market readily accessible internationally. Chinese law presently prohibits direct foreign investment in the OpCos, so to accomplish these objectives it was necessary to employ the structure of a holding company located outside of the PRC owning the OpCos, with its stock trading on a stock exchange outside the PRC. A BVI corporation was chosen as the domicile for the holding company for corporate governance and tax reasons and US markets were chosen for registration and trading of the securities.

As a result of the requirements of current PRC law, the stockholders of Roan may never directly own stock in the OpCos. PRC regulatory authorities could disallow our structure of a holding company located outside of the PRC owning the PRC OpCos, with its stock trading on a stock exchange outside the PRC. This could cause the value of our stock to decline or become worthless. Such and other risks involving our structure are described below under Item 3. Key Information-E. Risk Factors.

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

•        uncertainty in industry demand;

•        our efforts to list Roan’s ordinary shares on The Nasdaq Capital Market;

•        general economic conditions and market conditions in the finance industry;

•        future sales of large blocks or our securities, which may adversely impact our share price; and

•        depth of the trading market in our securities.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties, including those described in Item 3E “Key Information — Risk Factors.”

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

C.     Reasons for the Offer and Use of Proceeds

Not required.

D.     Cash Transfers within the Roan Group and Dividends.

Roan may transfer cash to Adrie Global Holdings Limited (“Adrie”), its wholly owned subsidiary registered in BVI, and Fortis Industrial Group Limited (“Fortis”) its wholly owned subsidiary registered in Hong Kong, through capital injections and intercompany loans. Fortis in turn, may transfer cash to its wholly owned subsidiaries Yifu Health Industry (Ningbo) Co., Ltd. (“Yi Fu”), Zhongtan Future Industrial Operation (Hangzhou) Co., Ltd. (“Zhongtan Industrial Operation”), and Zhongtan Future Industrial Operation (Jiaxing) Co., Ltd. (“Zhongtan Industrial Operation (JX)”), through capital injections and intercompany loans. Similarly, Yi Fu, Zhongtan Industrial Operation and Zhongtan Industrial Operation (JX) may transfer cash to their wholly owned subsidiaries or joint ventures in mainland China upon approval from the relevant mainland China authorities, through capital injections and intercompany loans. Our wholly owned subsidiaries or joint ventures in mainland China may pay dividends to Fortis. Fortis, in turn, may transfer cash to Adrie through dividends. Adrie, in turn, may transfer cash to Roan through dividends. With excess funds, Roan may pay dividends to U.S. investors. For more information, see the schedule of Roan’s subsidiaries in Note 1 to Roan’s and the accompanying consolidated financial statements.

In 2019, 2020, 2021, and 2022, there were no transfers of dividends or distributions by and among Roan or any of its subsidiaries, or to investors.

In 2019, 2020, 2021, and 2022, the cash transfers between Roan and Fortis were $nil, $nil, $27.71 and $nil, respectively. During that time, there were no cash transfers among Fortis and its subsidiaries.

In December 2019, Roan acquired a 65.0177% interest in Lixin Financial Holdings Group Limited (“Lixin Cayman”) and its subsidiaries. Lixin Financial Holdings Group (BVI) Limited (“Lixin BVI”) is a wholly owned subsidiary of Lixin Cayman and holds 100% equity of Lixin Financial Holdings Group Limited (“Lixin HK”) which is registered in Hong Kong. Roan may transfer cash to Lixin HK through capital injections or intercompany loans. Lixin HK in turn, may transfer cash through capital injections and intercompany loans to its wholly owned subsidiaries Zhejiang Lixin Enterprise Management Group Co., Ltd. (“Zhejiang Lixin”), Lixin (Hangzhou) Asset Management Co., Ltd. (“LAM”), and Lixin Supply Chain Management (Tianjin) Co., Ltd. which are located in mainland China. Lixin HK’s subsidiaries may pay dividends to Lixin HK, in turn, Lixin HK may transfer cash to Lixin BVI through dividends. Lixin BVI, in turn, may transfer cash to Lixin Cayman through dividends. Lixin Cayman, in turn, may transfer cash to Roan through dividends. With excess funds, Roan may pay dividends or make other distributions to its U.S. investors.

During the period from December 31, 2019 through December 31, 2022, there have not been any transfers, dividends or distributions by or among Roan, Lixin Cayman or its subsidiaries, or to investors. There have not been any intra-group cash transfers from Roan to its subsidiaries. There were no assets other than cash being transferred between Roan and its subsidiaries.

Under mainland China laws and regulations, we are subject to restrictions on foreign exchange and cross-border cash transfers, including to the Parent and U.S. investors. The most important are as follows, State Administration of Foreign Exchange (“SAFE”) Circular 13, SAFE Circular 37, and SAFE Circular 75. For more details, see “Risk Factors — Risks Related to Doing Business in China — PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or the OpCos to liability or penalties, limit our ability to inject capital into the OpCos or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.”

On August 29, 2016, we announced a dividend of $0.09 per ordinary share. The dividend was paid in cash on October 18, 2016. On December 19, 2016, we announced a dividend of $0.148 per ordinary share. The dividend was paid in ordinary shares. No fractional shares were issued. All dividends were rounded up to the nearest whole number of ordinary shares. No cash payments were made for any fractional shares. On March 21, 2017, we announced a dividend of$0.036 per ordinary share. The dividend was paid in ordinary shares. No fractional shares were issued. All dividends were rounded up to the nearest whole number of ordinary shares. No cash payments were made for any fractional shares. On May 26, 2017, we announced a dividend of $0.047 per ordinary share. The dividend was payable in ordinary shares. No fractional shares were issued. All dividends were rounded up to the nearest whole number of ordinary shares. No cash payments were made for any fractional shares. In 2017, we paid $686,400 to holders of Class A Preferred Shares as the dividend from July 6, 2016 to July 6, 2017.

We intend to continue to provide a cumulative dividend on the Class A Preferred Shares of 8% on the liquidation preference of $12 per share for each year outstanding. Under our articles of association, we may accrue such dividends and may elect to pay such dividends in cash, in additional Class A Preferred shares, or in ordinary shares. As of December 31, 2022, and December 31, 2021, the balance of the liquidation preference for the Class A Preferred Shares was $12,398,127 and $11,711,727, respectively.

E.     Risk Factors

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

All of our businesses are conducted entirely in China. Although China’s economy has grown in recent years, the pace of growth has slowed, and that rate of growth may not continue. The annual rate of growth in China declined from 6.6% in 2018 to 6.1% in 2019. Due to the negative impact of the COVID-19 pandemic, China’s economic growth rate in 2020 slowed to 2.3%, which is the lowest level since 1990. In 2021, the economy benefited from the COVID-19 pandemic control measures and the resumption of production and operations which led to a growth rate of 8.1%. However, the recent outbreaks of the pandemic in many parts of China have reduced the growth rate in the first half of 2022 to just 2.5% and have caused lockdowns, shelter-in-place orders and travel restrictions mandated by the PRC government. Moreover, the global spread of the COVID-19 pandemic in many countries around the world has caused and may exacerbate global economic difficulties. A slowdown in overall economic growth, an economic downturn or recession or other adverse economic developments in China may materially reduce the demand for our industrial operation services and could have a significant adverse impact on our business.

Roan is a BVI holding company with PRC operating companies. In the future, PRC regulatory authorities could disallow such structure, which could cause the value of Roan’s stock to decline or become worthless.

Chinese law presently prohibits direct foreign investment in the OpCos, so to accomplish the objective of the OpCos to obtain access to international sources of equity financing and to have their equity trade on a market readily accessible internationally, it was necessary to employ the structure of a holding company located outside of the PRC owning the OpCos. A BVI corporation was chosen as the domicile for the holding company for corporate governance and tax reasons and US markets were chosen for registration and trading of the securities.

As a result of the requirements of current PRC law, the stockholders of Roan may never directly own stock in the OpCos. In the future, PRC regulatory authorities could disallow our structure of a holding company located outside of the PRC owning the PRC OpCos, with its stock trading on a stock exchange outside the PRC. This would likely result in our need to sell our OpCos or their assets and operations to a PRC company and in exchange to issue a combination of cash and debt to those of our stockholders who are then not eligible to own shares in a PRC entity. This could cause the value of our stock to decline or become worthless.

The PRC and Hong Kong governments pursue a policy that the financial industry’s primary function is to support the growth of the PRC real economy rather than to pursue profit by individual firms. This could adversely affect our business operations and market capitalization and the value of our stock.

PRC and Hong Kong governments are able to regulate and exert control over most businesses operating within their borders to a greater extent than many other countries, in particular with respect to financial services companies. Recent statements by the Central Financial Work Conference in October 2023, as well as policy documents published on December 1, 2023, indicate that the primary function of the financial industry is to support the growth of the PRC real economy, as opposed to the pursuit of profit by individual firms. As a result, the PRC and/or Hong Kong governments could impose requirements or restrictions which further their perceived government interest which may be detrimental to our interest. These requirements or restrictions could mandate that we take actions that might not directly serve the interests of our shareholders and which could cause our revenue to decline, our expenses to increase, and/or the value of our business and our market capitalization to decline.

Future inflation in China could curb economic activity and adversely affect our operations.

China’s economy has experienced a period of rapid expansion in recent years, which could lead to high inflation. This has led to occasional efforts to develop various corrective measures designed to limit the supply of credit or regulate growth and curb inflation. High inflation could lead the Chinese government to regulate credit and/or prices again, or to act otherwise, in the future, which could curb China’s economic activity. Any action by the Chinese government trying to control credit and/or prices may adversely affect our lending operations.

The uncertainties of the PRC government’s policies could, from time to time, negatively impact our business and revenue, which may lead to a decline in the market price of Roan’s ordinary shares.

China’s economy is, in many ways, different from that of most other countries, especially the degree of government participation in the economy. Although China’s economy has grown significantly over the past few decades, this growth remains unbalanced between different periods, regions and sectors of the economy. The Chinese government also imposes significant controls over China’s economic growth by allocating resources, controlling the payment of foreign currency debt, formulating monetary policies, and providing preferential treatment to specific industries or companies. Some actions and policies taken by the Chinese government may have a negative impact on the Chinese economy or that in the region the OpCos serve, and thus may have a significant adverse impact on our business and revenue, which may lead to a decline in the market price of Roan’s ordinary shares.

Under the current government leadership, the government of the PRC has been pursuing economic reform policies that encourage private economic activities and greater economic decentralization. However, the government of the PRC may not continue to pursue these policies or may significantly alter these policies from time to time without notice, which may hinder our ability to pursue our desired lines of business and cause us to explore less favourable business opportunities or operating strategies.

Our business is widely regulated by both national and local government departments, which may interfere with the way we conduct our business and may negatively affect our financial performance. In addition, the Chinese government exerts substantial influence and control over the manner in which we conduct our business activities. We conduct our business in the financial industry, which is highly regulated. Our business is subject to extensive and complex state, provincial and local laws, rules and regulations with regard to our financing guaranties, capital structure, and asset management, among other things. Further, the rules and regulations are issued by different central government ministries and departments, provincial and local governments and are enforced by different local authorities. Therefore, the interpretation and implementation of such rules and regulations may not be clear or consistent and occasionally we must depend on oral inquiries with local government authorities. As a result of the complexity, uncertainties and constant changes in these rules and regulation, including changes in interpretation and implementation of them, our business activities and growth may be adversely affected if we do not respond to the changes in a timely manner. We may be subject to sanctions by regulatory authorities, monetary penalties and/or reputation damage, which could have a material adverse effect on our business operations and profitability.

Currently, our main business is in China. PRC authorities have strengthened the supervision of Chinese enterprises which prepare to or have issued securities overseas in recent years both in issuing securities and industry regulation. Important laws and policies include, but are not limited to, “anti-monopoly law”, “personal information protection law”, “data security law”, “network security law”, “the network security review method”, “the market access negative list”, etc. If PRC authorities consider us to be in violation of any regulatory laws or policies, our business will be negatively impacted which could result in a material change in our operations and/or the value of the securities we are registering for sale or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

PRC legal system is constantly evolving, with new laws being introduced and some previous laws being repealed. There are certain uncertainties in the interpretation and application of PRC laws which could negatively impact our business, which could negatively impact our results of operation and could result in a decline in the market price of Roan’s ordinary shares.

PRC economic reform is ongoing so there have been many new laws introduced and some previous laws repealed. There are uncertainties regarding the interpretation and application of PRC laws. Only after 1979 did the Chinese government begin to promulgate a comprehensive system of laws that regulated economic affairs in general, dealt with economic matters such as foreign investment, corporate governance and organization, commerce, taxation and trade, as well as encouraging foreign investment in China. Although the influence of the law has been increasing, China has still not developed a fully integrated legal system and recently enacted laws may not sufficiently cover all aspects of economic activities in China. Also, because these laws are relatively new, and because of the limited volume of published cases and their lack of force as precedents, interpretation and enforcement of these laws involve significant uncertainties. New laws that affect existing and proposed future businesses may also be applied retrospectively. In addition, there have been constant changes and amendments of laws over the past 40 years in order to keep up with the rapidly changing society and economy in China. Because government agencies and courts provide interpretations of laws and regulations and decide contractual disputes and issues, their inexperience in adjudicating new business and new polices or regulations in certain less developed areas causes uncertainty and may affect our business. Consequently, we cannot predict the future direction of Chinese legislative activities with respect to either businesses with foreign investment or the effectiveness of enforcement of the laws and regulations in China. The uncertainties, including new laws and regulations and changes to existing laws, as well as judicial interpretation by inexperienced officials in the agencies and courts in certain areas, may cause possible problems for our business, which could negatively impact our results of operation and could result in a decline in the market price of Roan’s ordinary shares.

Compared to jurisdictions outside China, China’s social and economic development speed is relatively fast, and correspondingly, the regulatory policy adjustment is also relatively fast. The relevant departments of the Chinese government assume the responsibility of supervising certain business behavior, especially in some industries that have a significant impact on the society and economy, such as the internet, medical care, finance and other similar industries, which are subject to stricter supervision. Some of our business is in these industries, and therefore it is under a relatively strict regulatory regime such as licensing management, and regular inspections. Additionally, there is a possibility that regulatory measures promulgated by the PRC government change or are updated, and such changes may affect our business or operations.

The PRC government department may intervene or affect our business at any time, and if this happens, the Roan Group will make business adjustments according to the regulatory requirements, which could lead to significant changes in the value of our business and/or the securities we have registered. In addition, the recent statements by the

PRC government show that it intends to exert more supervision and control over the overseas issuance by Chinese issuers and/or foreign investment. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

The recent enhanced Chinese government oversight of data security, especially the increased scrutiny of companies seeking a foreign listing, could adversely affect our business, which could result in a decline in the market price of Roan’s ordinary shares.

On February 15, 2022, the amended Cybersecurity Review Measures came into effect which was published by the Cyberspace Administration of China (the “CAC”), and 12 other relevant PRC government authorities on December 28, 2021. The final Cybersecurity Review Measures provide that a “network platform operator” that possesses personal information of more than one million users and seeks a listing in a foreign country must apply for a cybersecurity review. Further, the relevant PRC governmental authorities may initiate a cybersecurity review against any company, including the Roan Group entities, if they determine certain network products, services, or data processing activities of such company affects or may affect national security. As of the date of this Annual Report, we have not received any notice from any authority indicating that we are a critical information infrastructure operator or requiring us to pass the CAC’s cyber security review. We believe that, based on the present situation, our operations and listings will not be affected. We do not expect a CAC cybersecurity review, because: (1) our current business model is unlikely to be listed as a key information infrastructure operator by Chinese regulators; (2) as of the date of issuance of this Annual Report, the number of our individual customers is far less than 1 million and we do not have any plan to collect personal information from more than one million users in the near future, otherwise, we may be affected by the draft network security review measures; (3) the data processed in our business is unlikely to have a significant impact on critical information infrastructure supply chain security, network security, and data security, nor is it likely to have a significant impact on national security. It is therefore unlikely to be classified as core or important data by the authorities. However, there remains uncertainty about the interpretation or implementation of the measures and whether Chinese regulators including the CAC can adopt new laws, regulations, rules, or detailed implementation and interpretation related to the review method. If any such new laws, regulations, and rules are implemented and interpreted to affect us, we will take all reasonable measures and actions to comply with and minimize the adverse impact of these laws on us. However, we cannot guarantee that we will not be subject to cyber-security scrutiny in the future. We may be required to suspend operations or experience other business disruptions during the review period, which may have significant and adverse effects on our business, financial position, and results of operations.

Evolving personal data and cybersecurity regulations in Hong Kong may, in the future, affect our business entities in Hong Kong, and navigating such regulations may require additional focus on the part of management and may materially and adversely affect our operations.

The amended Cybersecurity Review Measures do not apply to Hong Kong and therefor have no effect over legal entities in Hong Kong. At present, there is no single comprehensive ordinance or regulation in Hong Kong that specifically governs cybersecurity issues. Existing ordinances that relate in part to cybersecurity focus on regulating the unauthorized use of data in a manner that is criminal or that infringes on personal privacy rights. Such ordinances do not provide authorities with unrestricted rights to oversee data security generally. Currently, data operators who do not possess personal data are not legally obligated to adopt security measures, while those that possess personal data must abide by the security measures specified in the Personal Data (Privacy) Ordinance (Chapter 486 of the laws of Hong Kong). While the government of Hong Kong indicated its intention to enhance its cybersecurity legal regime to address post-COVID-19 work practices and cybersecurity threats, it has not yet introduced regulatory proposals on the matter. Roan is unable to assess its compliance with Hong Kong’s cybersecurity regime due to Hong Kong’s lack of ordinances and regulations governing such matters. If Hong Kong implements personal data and cybersecurity regulations that affect our business entities in Hong Kong, navigating such regulations may require additional focus on the part of management and may materially and adversely affect our operations.

Our business entities in Hong Kong may be subject to certain laws and regulations that differ from those of the PRC, and navigating such laws may require additional focus on the part of management and may materially and adversely affect our operations.

Laws in the People’s Republic of China do not apply to Hong Kong unless such laws are annexed to Annex III of the Basic Law as part of the national laws that apply in Hong Kong. Currently, our business entities in Hong Kong that have no substantial operations are subject to virtually no legal risks, as their legal obligations are limited primarily to filing Business Registrations, corporate secretarial documents required under the Companies Ordinance and tax returns as required under the Inland Revenue Ordinance. However, the laws and regulations of Hong Kong have and will continue to evolve. As new laws and regulations develop, we may incur greater compliance expenses and if we are required but are unable to comply with such laws and regulations, we may be unable to operate our business entities in Hong Kong, which could negatively affect our results of operations.

If our business entities in Hong Kong are subject to legal claims or civil liabilities in Hong Kong, we may be required to spend additional resources to adjudicate such matters in Hong Kong. Subject to certain restrictions, foreign judgments may be enforced in Hong Kong pursuant to common law principles or through the statutory registration scheme based on reciprocity under the Foreign Judgments (Reciprocal Enforcement) Ordinance (Chapter 319 of the laws of Hong Kong) (the “FJREO”). However, the FJREO only applies to 15 nations: Australia, Austria, Belgium, Bermuda, Brunei, France, Germany, India, Israel, Italy, Malaysia, Netherlands, New Zealand, Singapore and Sri Lanka. Judgments given by courts in the People’s Republic of China can also be enforced, subject to certain limitations, by registration pursuant to the Mainland Judgments (Reciprocal Enforcement) Ordinance (Chapter 597 of the laws of Hong Kong). Judgments from other jurisdictions may only be enforced under common law which involves commencement of proceedings in Hong Kong in which a foreign judgment is sued upon. Accordingly, the navigation of Hong Kong laws and regulations may require additional focus on the part of management and may materially and adversely affect our operations.

The China Securities Regulatory Commission is preparing to strengthen supervision over overseas listings and has issued Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), including unified supervision and management, strengthening regulatory coordination and cross-border regulatory cooperation. If the proposed regulations come into effect, we may incur greater compliance expenses and if we are required but are unable to comply with approval procedures for future refinancing in the capital market, we may be unable to raise the capital required. These impacts could materially affect our results of operations and could lead to a decline in the market price of Roan’s ordinary shares. Additionally, if we require but are unable to raise additional financing, this could result in Roan’s ordinary shares becoming worthless.

On December 24, 2021, the China Securities Regulatory Commission, (the “CSRC”), issued Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Administration Provisions”), and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Measures”), which were open for public comments by January 23, 2022. The Administration Provisions and Measures for overseas listings lay out specific requirements for filing documents and include unified regulation management, strengthening regulatory coordination, and cross-border regulatory cooperation. Domestic companies seeking to list abroad must carry out relevant security screening procedures if their businesses involve supervisions such as foreign investment security and cyber security reviews. Companies endangering national security are among those off-limits for overseas listings. As the Administration Provisions and Measures have not yet come into effect, we are currently unaffected by them. It is uncertain when the Administration Provision and the Measures will take effect or if they will take effect as currently drafted. However, if the proposed regulations come into effect, the Roan Group may be subject to the regulations and may incur the following adverse effects: (1) greater compliance with reporting procedures for data security and security reviews, etc.; (2) increased compliance work may give rise to more operating costs and have a negative impact on our profits; and (3) government may increase the approval procedures for future refinancing in the capital market, which could increase uncertainty and our operating costs. Furthermore, if we do not receive or maintain any required permissions or approvals, or if we inadvertently conclude that such permissions or approvals are not required, on our results from operations could be materially and adversely impacted, which could cause a decline in the market price of Roan’s ordinary shares.

The Draft Rules Regarding Overseas Listing stipulate that the Chinese-based companies, or the issuer, shall fulfill the filing procedures within three business days after the issuer makes an application for initial public offering and listing in an overseas market. The required filing materials for an initial public offering and listing shall include, but are not limited to, record-filing report and related undertakings; regulatory opinions, approval and other documents issued by competent regulatory authorities of relevant industries (if applicable); and security assessment opinion issued by relevant regulatory authorities (if applicable); PRC legal opinion; and prospectus. In addition, an overseas offering and listing is prohibited under any of the following circumstances: (1) if the intended securities offering and listing is specifically prohibited by national laws and regulations and relevant provisions; (2) if the intended securities offering and listing may constitute a threat to or endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) if there are material ownership disputes over the equity, major assets, and core technology, etc. of the issuer; (4) if, in the past three years, the domestic enterprise or its controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (5) if, in past three years, directors, supervisors, or senior executives have been subject to administrative punishments for severe violations, or are currently under judicial investigation for suspected criminal offenses, or are under investigation for suspected major violations; or (6) other circumstances as prescribed by the State Council. The Draft Administration Provisions defines the legal liabilities of breaches such as failure in fulfilling filing obligations or fraudulent filing conducts, imposing a fine between RMB 1 million and RMB 10 million, and in cases of severe violations, a parallel order to suspend relevant business or halt operation for rectification, revoke relevant business permits or operational license.

If the proposed regulations come into effect, we may incur greater compliance expenses and if we are required but are unable to comply with approval procedures for future refinancing in the capital market, we may be unable to raise the capital required. These impacts could materially affect our results of operations and could lead to a decline in the market price of Roan’s ordinary shares. Additionally, if we require but are unable to raise additional financing, this could result in Roan’s ordinary shares becoming worthless.

The continuous update of The Special Administrative Measures for Foreign Investment Access (Negative List) will not enable us to guarantee that our industry will not be included in the government’s negative list for foreign investment access in the future.

The Special Administrative Measures for Foreign Investment Access (Negative List) (2022 edition) promulgated by the Ministry of Commerce of PRC (“MOFCOM”) and the National Development and Reform Commission of the People’s Republic of China (“NDRC”) stipulates that industries prohibiting foreign investment and industries where foreign investment is allowed but cannot be majority controlled. At present, this regulation has no negative impact on our operations. However, we cannot guarantee that in the future, our industry will not be listed by the government on the negative list for foreign investment. If this happens, it may seriously affect our operations and cause losses to investors.

The failure to comply with PRC regulations relating to mergers and acquisitions of domestic enterprises by offshore special purpose vehicles may subject us to severe fines or penalties and create other regulatory uncertainties regarding our corporate structure, which could cause a material adverse impact on our results from operations and could cause a decline in the market price of Roan’s ordinary shares.

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

The application of the M&A Rules with respect to our corporate structure remains unclear, with no current consensus existing among leading PRC law firms regarding the scope and applicability of the M&A Rules. We believe that the MOFCOM and CSRC approvals under the M&A Rules are not required in the context of the Business Combination (for more information see History and Development of the Company — Corporate History and Structure of our PRC Operation) and the Lixin Acquisition because we did not acquire Urumqi Feng Hui Direct Lending Limited ’s equity or assets and Xinjiang Fenghui Jing Kai Direct Lending Co., Ltd. (新疆丰汇经开小额贷款有限公司) (“Jing Kai”), Feng Hui Ding Xin (Beijing) Financial Consulting Co., Limited (“Ding Xin”), and Lixin Group were already foreign owned. However, we are not certain that the relevant PRC government agencies, including the CSRC and MOFCOM, would reach the same conclusion, and we are not certain that MOFCOM or the CSRC will not deem that our business combination with Adrie Global Holdings Limited (“Adrie”) (the “Business Combination”) or our acquisition of a 65.0177% interest in Lixin Financial Holdings Group Limited (“Lixin”) (the “Lixin Acquisition”) circumvented the M&A Rules, and other rules and notices, or that prior MOFCOM or CSRC approval was required for overseas financing.

If prior CSRC approval for overseas financing was required and not obtained, we may face severe regulatory actions or other sanctions from MOFCOM, the CSRC or other PRC regulatory agencies. In such an event, those regulatory agencies may impose fines or other penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from overseas financing into the PRC, restrict or prohibit payment or remittances of dividends or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of Roan’s ordinary shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to delay or cancel overseas financing, to restructure our corporate structure, or to seek regulatory approvals that may be difficult or costly to obtain.

The M&A Rules, along with certain foreign exchange regulations discussed below, will be interpreted or implemented by the relevant government authorities in connection with our future offshore financing or acquisitions, and we cannot predict how they will affect our acquisition strategy. However, as advised by our PRC counsel, Beijing Dongwei Law Firm, under the current policy and our current business situation, our future offshore financing or acquisitions will not be substantially affected. Our listing does not need approval by CSRC and MOFCOM. However, these regulations and/or their interpretation could change in the future and require us to obtain certain approvals which we may not be able to obtain which could lead us to dispose of certain of our operations or cease our operations entirely which could result in Roan’s ordinary shares becoming worthless.

According to the CSRC Trial Measures for the Administration of Overseas Securities Issuance and Listing by Domestic Enterprises, which took effect on March 31, 2023, we will implement the filing procedures of CSRC. If the filing is not approved, the listing may be suspended or terminated. At present, Roan’s filing materials are being prepared and have not been submitted. After this listing, if Roan plans to issue securities in the future, it should file with the CSRC within 3 working days after the completion of the issuance or it will risk the value of Roan’s securities to significantly decline or be worthless.

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or the OpCos to liability or penalties, limit our ability to inject capital into the OpCos or limit the OpCos’ ability to increase their registered capital or distribute profits.

SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle”. SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC resident holding interest in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

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

We have notified substantial beneficial owners of ordinary shares who we know are PRC residents of their filing obligations in accordance with SAFE Circular 37 and SAFE Circular 13. However, we may not be aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners and cannot assure you that all of our PRC-resident beneficial owners will comply with SAFE Circular 37, SAFE Circular 13 and subsequent implementation rules. The failure of our beneficial owners who are PRC residents to register or amend their SAFE registrations in a timely manner pursuant to SAFE Circular 37, SAFE Circular 13 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37, SAFE Circular 13 and subsequent implementation rules, may subject such beneficial owners or the OpCos to fines and legal sanctions. Furthermore, as these foreign exchange regulations are still relatively new, it is unclear how this regulation, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant PRC government authorities, we cannot predict how these regulations will affect our business operations or future strategy. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to the OpCos and limit our PRC subsidiaries’ ability to distribute dividends to our company. These risks may have a material adverse effect on our business, financial condition and results of operations. However, these regulations and/or their interpretation could change in the future and require us certain approvals which we may not be able to obtain which could lead us to dispose of certain of our operations or cease our operations entirely which could result in Roan stock becoming worthless.

If any of the OpCos fail to maintain the requisite registered capital, licenses and approvals required under PRC law, our business, financial condition and results of operations may be materially and adversely affected as will the market price of Roan’s ordinary shares.

Numerous regulatory authorities of the central PRC government, provincial and local authorities are empowered to issue and implement regulations governing various aspects of the financial industry. Each of the OpCos may be required to obtain and maintain certain assets relevant to its business as well as applicable licenses or approvals from different regulatory authorities in order to provide its current services. These registered capitals, licenses and approvals will be essential to the operation of our business. If any of the OpCos fails to obtain or maintain any of the required registered capital, licenses or approvals for its business, it may be subject to various penalties, such as confiscation of illegal net revenue, fines and the discontinuation or restriction of its operations. Any such disruption in the OpCos’ business operations could materially and adversely affect our business, financial condition and results of operations and the market price of Roan’s ordinary shares.

The OpCos own business licenses issued by the PRC Market Supervision Authority. Additional required permissions and approval conditions obtained by the OpCos are described below.

On January 7, 2021, Zeshi (Hangzhou) Health Management Co., Ltd (泽时（杭州）健康管理有限公司) (“Zeshi Health”) obtained a Business Certificate of Class II Medical Devices, which is was issued by The Market Supervision Administration of Hangzhou, China. If such certificate or the related approvals are cancelled in the future due to policy changes or other reasons, Zeshi Health will not be able to continue to operate the medical device business, which could cause Roan’s operating income to decline, which could lead to a decline in Roan’s stock price or to Roan’s Stock becoming worthless.

On January 15, 2021, Zeshi Health obtained the ICP license. If the license cannot be obtained in the future due to policy changes and other reasons, Zeshi Health will not be able to continue to operate its own website, which may adversely impact the Roan Group’s marketing efforts, web presence, and publicity. And this could cause Roan’s operating income to decline, which could lead to a decline in Roan’s stock price or to Roan’s Stock becoming worthless.

On January 18, 2022, FINE C+ Entertainment Technology (Hangzhou) Limited (乐享未来健康科技（杭州）有限公司) obtained an Internet Drug Information Service Qualification Certificate issued by Zhejiang Drug Administration, which is valid until January 17, 2027. The company is not currently operating. If the company cannot extend the certificate’s validity period after it expires , it will not be able to carry out Internet drug information services, which could cause Roan’s operating income to decline, causing a decline in Roan’s stock price.

On September 1, 2021, Zhejiang Jing Yu Xin Financing Guarantee Co., Ltd. (浙江京虞信融资担保有限公司) received a Financing Guarantee Business Operation License issued by the Zhejiang Province Financial Regulatory Bureau. If the company cannot obtain or renew the license in the future due to policy changes or other reasons, the company will not be able to conduct its business, which could cause a decline in Roan’s operating income and a decline in Roan’s stock price.

We have not yet received requirements for the approval of our business from the China Cyberspace Administration (CAC) or any other government agency. If we receive such requirement, we will have to accept the review in accordance with the effective laws or regulations, and if we fail to obtain the approval, Roan will probably not be able to continue to conduct its business, which will cause Roan’s operating income and share price to decline.

PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from making loans or additional capital contributions to the OpCos and thereby prevent us from funding our business, which could materially and adversely impact our ability to grow our business or remain in operation.

As an offshore holding company with PRC subsidiaries, we may transfer funds to the OpCos by means of loans or capital contributions. Any loans to these PRC subsidiaries, which are foreign-invested enterprises, cannot exceed statutory limits based on the difference between the amount of our investments and registered capital in such subsidiaries, and shall be registered with SAFE, or its local counterparts. Furthermore, any further capital contributions we make to our PRC subsidiaries, which are foreign-invested enterprises, shall be approved by MOFCOM, or its local counterparts. We may not be able to obtain these government registrations or approvals on a timely basis, if at all. If we fail to receive such registrations or approvals, our ability to provide loans or capital to increase contributions to the OpCos may be negatively affected, which could adversely affect their liquidity and our ability to fund and expand their business.

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign- Invested Enterprises, or SAFE Circular 19, which took effect as of June 1, 2015. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allowed FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi funds converted from their foreign exchange capital for expenditure beyond their business scopes, providing guarantees for loans or repaying loans between nonfinancial enterprises. The SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, effective in June 2016. Pursuant to SAFE Circular 16, enterprises registered in China may also convert their foreign debts from foreign currency to Renminbi on a discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a discretionary basis which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its non-affiliated entities. Violations of these Circulars could result in severe monetary or other penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to use Renminbi converted from the net proceeds of any financing we conduct outside of the PRC pursuant to Roan’s registration statement on Form F-1 filed with the United States Securities and Exchange Commission (the “SEC”) on January 6, 2023 (the “Form F-1 Registration Statement”) to fund our PRC operating subsidiaries to invest in or acquire any other PRC companies through our PRC subsidiaries, which may adversely affect our business, financial conditions and results of operations. This could prevent us from funding our business.

PRC laws and regulations have established more complex procedures for certain acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China, which could materially and adversely impact our ability to grow our business or remain in operations which could lead to a decline in the market price of Roan stock or to Roan stock becoming worthless.

Further to the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rules, the Anti-monopoly Law of the PRC, the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by MOFCOM or the MOFCOM Security Review Rules, were issued in August 2011. These established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex, including requirements in some instances that MOFCOM be notified in advance of any change of control in which a foreign investor takes control of a PRC enterprise, or that the approval from MOFCOM be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. In addition, PRC Measures for the Security Review of Foreign Investment which was already in force in January 2021 require acquisitions by foreign investors of PRC companies engaged in military-related or certain other industries that are crucial to national security to be subject to security reviews before any such acquisition. PRC laws and regulations also require certain merger and acquisition transactions to be subject to merger control review and or security review.

The MOFCOM Security Review Rules, effective on September 1, 2011, which implement the Notice of the General Office of the State Council on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated on February 3, 2011, further provide that, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to the security review by

MOFCOM, the principle of substance over form should be applied and foreign investors are prohibited from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through agreements control or offshore transactions.

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

Third, in the event shareholders originate an action against a company without domicile in China for disputes related to contracts or other property interests, the PRC courts may accept a cause of action if (a) the disputed contract is concluded or performed in the PRC or the disputed subject matter is located in the PRC, (b) the company (as defendant) has properties that can be seized within the PRC, (c) the company has a representative organization within the PRC, or (d) the parties chose to submit to the jurisdiction of the PRC courts in the contract on the condition that such submission does not violate the requirements of jurisdiction under the PRC Civil Procedures Law. The action may be initiated by the shareholder by filing a complaint with the PRC courts. The PRC courts would determine whether to accept the complaint in accordance with the PRC Civil Procedures Law. The shareholder may participate in the action by themself or entrust any other person or PRC legal counsel to participate on behalf of such shareholder. Foreign citizens and companies will have the same rights as PRC citizens and companies in such an action unless such foreign country restricts the rights of PRC citizens and companies.

Lastly, although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States have not been efficient in the absence of a mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law, which became effective in March 2020, the securities regulatory authority of the State Council may collaborate with securities regulatory authorities of other countries or regions in order to monitor and oversee cross border securities activities. Article 177 further provides that overseas securities regulatory authorities are not permitted to carry out investigation and evidence collection directly within the territory of the PRC, and that any Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities to overseas agencies without prior consent of the securities regulatory authority of the State Council and the competent departments of the State Council.

The OpCos’ ability to pay dividends to us may be restricted due to foreign exchange control and other regulations of China.

As an offshore holding company, Roan will rely principally on dividends from the OpCos in China, for its cash requirements. Under the applicable PRC laws and regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a foreign-invested enterprise in China is required to set aside a portion of its after-tax profit to fund specific reserve funds prior to payment of dividends. In particular, at least 10% of its after-tax profits based on PRC accounting standards each year is required to be set aside towards its general reserves until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends.

Furthermore, the OpCos’ ability to pay dividends may be restricted due to foreign exchange control policies and the availability of its cash balance. Substantially all of our operations are conducted in China and all of the revenue we recognize will be denominated in RMB. RMB is subject to exchange control regulation in China, and, as a result, the OpCos may be unable to distribute any dividends outside of China due to PRC exchange control regulations that restrict our ability to convert RMB into U.S. dollars.

The lack of dividends or other payments from the OpCos may limit our ability to make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund, and conduct our business. Our funds may not be readily available to us to satisfy obligations which have been incurred outside the PRC, which could adversely affect our business and prospects or our ability to meet our cash obligations. Accordingly, if we do not receive dividends from the OpCos, our liquidity and financial condition will be materially and adversely affected.

Our global income may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which could have a material adverse effect on our results of operations.

Under the PRC Enterprise Income Tax Law, or the New EIT Law, and its implementation rules, which became effective in January 2008, an enterprise established outside of the PRC with a “de facto management body” located within the PRC is considered a PRC resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel and human resources, finance and treasury, and acquisition and disposition of properties and other assets of an enterprise.” On April 22, 2009, the State Administration of Taxation (the “SAT”), issued a circular, or SAT Circular 82 (partly modified by SAT Announcement [2014] No. 9), which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although the SAT Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the determining criteria set forth in the SAT Circular 82 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the resident status of all offshore enterprises for the purpose of PRC tax, regardless of whether they are controlled by PRC enterprises or individuals. Although we do not believe that our legal entities organized outside of the PRC constitute PRC resident enterprises, it is possible that the PRC tax authorities could reach a different conclusion. In such case, the OpCos may be considered a PRC resident enterprise and may therefore be subject to the 25% enterprise income tax on our global income, which could significantly increase their tax burden and materially and adversely affect our cash flow and profitability. In addition to the uncertainty regarding how the new PRC resident enterprise classification for tax purposes may apply, it is also possible that the rules may change in the future, possibly with retrospective effect.

Roan and its shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

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

Announcement 7 grants a safe harbor under certain qualifying circumstances, including transfers in the public securities market and certain intragroup restricting transactions, however, there is uncertainty as to the implementation of Announcement 7. For example, Announcement 7 requires the buyer to withhold the applicable taxes without specifying how to obtain the information necessary to calculate taxes and when the applicable tax shall be submitted. Announcement 7 may be determined by the tax authorities to be applicable to our offshore restructuring transactions or sale of shares of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved. Though Announcement 7 and/or Announcement 37 do not impose a mandatory obligation of filing the report of taxable events, the transferring party shall be subject to PRC withholding tax if the certain tax filing conditions are met. Non-filing may result in an administrative penalty varying from 50% to 300% of unpaid taxes. As a result, we and our non-resident enterprises in such transactions may be at risk of being subject to taxation under Announcement 7 and/or Announcement 37, and may be required to expend valuable resources to comply with Announcement 7 and/or Announcement 37 or to establish that we and our non-resident enterprises should not be taxed under Announcement 7 and/or Announcement 37, for any restructuring or disposal of shares of our offshore subsidiaries, which may have a material adverse effect on our financial condition and results of operations.

Fluctuations in the foreign currency exchange rate between U.S. Dollars and Renminbi could adversely affect our financial condition.

The value of the RMB against the U.S. dollar and other currencies may fluctuate. Exchange rates are affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the RMB to the U.S. dollar. Under this policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of foreign currencies. Following the removal of the U.S. dollar peg, the RMB appreciated more than 20% against the U.S. dollar over three years. From July 2008 until June 2010, however, the RMB traded stably within a narrow range against the U.S. dollar. On June 20, 2010, the People’s Bank of China (“PBOC”) announced that the PRC government would reform the RMB exchange rate regime and increase the flexibility of the exchange rate. Since June 2010, the RMB has appreciated more than 10% against the U.S. dollar. In April 2012, the PRC government announced it would allow greater RMB exchange rate fluctuation. On August 11, 12 and 13, 2015, the PRC government successively set the central parity rate for the RMB more than 3% lower in the aggregate than that of August 10, 2015 and announced that it will begin taking into account previous day’s trading in setting the central parity rate. In 2015, the yuan experienced a 4.88% drop in value, and on January 4, 2016 the PRC government set the U.S. dollar-Chinese yuan currency pair to a reference rate of 6.5%, the lowest rate in 4.5 years. In 2019, the exchange rate of RMB against the US dollar depreciated by 4.1% but appreciated during 2020 and 2021 (Source: website of National Bureau of Statistics Annual Statistic Report, dated September 1, 2022). However, it is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. As significant international pressure remains on the PRC government to adopt a more flexible currency policy, greater fluctuation of the RMB against the U.S. dollar could result.

Our revenues and costs are mostly denominated in RMB, and a significant portion of our financial assets are also denominated in RMB. Any significant fluctuations in the exchange rate between the RMB and the U.S. dollar may materially adversely affect our cash flows, revenues, earnings and financial position, and the amount of and any dividends we may pay on Roan’s shares in U.S. dollars. Fluctuations in the exchange rate between the RMB and the U.S. dollar could also result in foreign currency translation losses for financial reporting purposes.

Foreign currency translation income or loss for a fiscal year is beyond our control and has fluctuated greatly between 2021 and 2023 and is a primary factor of whether we have a total comprehensive profit or loss attributable to our stockholders.

As described in the preceding risk factor, our operations are largely in the PRC and our revenues, costs, and financial assets and liabilities are predominantly denominated in RMB. However, because our financial statements are denominated in dollars, these items need to be translated into dollars, and the balance sheet items use exchange rates in effect on the balance sheet date while the income statement items use exchange rates in effect in the middle of the time period. These differences caused us to have foreign translation gains or losses which swung from a gain of almost $3.5 million in 2020 to a loss of almost $4.3 million in 2022, for a total swing of almost $7.8 million. This was a material contributing factor to the total comprehensive profit or loss attributable to our stockholders going from income of approximately $435 thousand in 2020 to a loss of approximately $1.925 million in 2022. Thus, we have little or no control over a primary driver of our total compressive profit or loss attributable to our stockholders.

If we fail to timely renew our registration certificates, it may adversely affect our reputation, financial conditions and results of operations.

Some of the OpCos located in PRC are engaged in the sales of medical devices. All those sales activities must comply with relevant Chinese laws and regulations. Pursuant to the Measures for the Administration of Registration of Medical Devices promulgated on June 27, 2012 and effective on October 1, 2014, as amended from time to time, Class I medical devices are subject to recordation administration with Class II and Class III medical devices subject to registration administration. Through the OpCos, we are in the business of manufacturing and sales of Class I and II medical devices. The OpCos have obtained the Business Record Certificate of Type II Medical Devices on January 7, 2021, which is valid for 5 years. If the OpCos fail to timely re-apply for their certificate, their financial conditions and results of operations will be adversely affected.

Non-compliance with labor-related laws and regulations of the PRC may have an adverse impact on our financial conditions and results of operations.

Through the OpCos, we have been subject to stricter regulatory requirements relating to entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law, or the Labor Contract Law, that became effective in January 2008 and its implementing rules that became effective in September 2008 and was amended in July 2013, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that the OpCos decide to terminate some of their employees or otherwise change their employment or labor practices, the Labor Contract Law and its implementation rules may limit the OpCos’ ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. We believe the OpCos’ current practices comply with the Labor Contract Law and its amendments. However, the relevant governmental authorities may take a different view and impose fines on us through the OpCos.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that the OpCos’ employment practices do not and will not violate labor-related laws and regulations in China. This may subject us to labor disputes or government investigations. If we, through the OpCos, are deemed to have violated relevant labor laws and regulations, we may be required to provide additional compensation to our employees and our business, financial conditions and results of operations may be adversely affected.

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations and our reputation and could result in a loss of your investment in Roan’s shares, especially if such matter cannot be addressed and resolved favorably.

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies have sharply decreased in value and, in some cases, have become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our company and our business. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend the company. This situation may be a major distraction to our management. If such allegations are not proven to be groundless, our business operations will be severely hampered and your investment in Roan’s ordinary shares and other securities could be rendered worthless.

The disclosures in Roan’s reports and other filings with the SEC and Roan’s other public pronouncements are not subject to the scrutiny of any regulatory bodies in the PRC.

Roan’s reports and other filings with the SEC are subject to SEC review in accordance with the rules and regulations promulgated by the SEC under the Securities Act of 1933, as amended (the “Securities Act”) and the Securities and Exchange Act of 1934 (the “Exchange Act”). Roan’s SEC filings and other disclosure and public pronouncements are not subject to the review or scrutiny of any PRC regulatory authority. For example, the disclosure in Roan’s SEC reports and other filings are not subject to the review by CSRC, a PRC regulator that is tasked with oversight of the capital markets in China. Accordingly, you should review Roan’s SEC reports, filings and its other public pronouncements with the understanding that no local regulator has done any review of Roan, its SEC reports, other filings or any of its other public pronouncements.

Our principal business operations are conducted in the PRC. In the event that any U.S. regulators carry out investigations with respect to our business and need to conduct an investigation or collect evidence within the territory of the PRC, the U.S. regulators may not be able to carry out such investigation or evidence collection directly in the PRC under the PRC laws. U.S. regulators may consider cross-border cooperation with securities regulatory authority of the PRC by way of judicial assistance, diplomatic channels or regulatory cooperation mechanism established with the securities regulatory authority of the PRC. However, there can be no assurance that the U.S. regulators could succeed in establishing such cross-border cooperation in a specific case or could establish the cooperation in a timely manner. If U.S. regulators are unable to conduct such investigations, they may determine to suspend the quotation of Roan’s securities on the OTC markets or choose to suspend or de-register its SEC registration.

The Consolidation Appropriation Act of 2023, which reduced the original three-year non-inspection period contemplated by the Holding Foreign Companies Accountable Act to a two-year period, recent regulatory actions taken by the SEC and the Public Company Accounting Oversight Board, or the PCAOB, and proposed rule changes submitted by U.S. stock exchanges calling for additional and more stringent criteria to be applied to China-based public companies could add uncertainties to our capital raising activities and compliance costs.

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

In May 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act (“HFCAA”) requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited from trading on a national exchange and an exchange may also determine to delist the issuer’s securities. In May 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”), decreasing the number of non-inspection years from three years to two years. This decrease reduces the time before an issuer’s securities may be prohibited from trading or delisted.

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

On December 2, 2020, the U.S. House of Representatives passed the HFCAA. On December 18, 2020, the HFCAA was signed into law. Among other things, the HFCAA amends the Sarbanes-Oxley Act of 2002 to require the SEC to prohibit the securities of foreign companies from being traded on U.S. securities markets, if the company retains a foreign accounting firm that cannot be inspected or investigated completely by the PCAOB for three consecutive years, beginning in 2021. Under the AHFCAA, the number of non-inspection years has been reduced from three years to two years. The Act also requires foreign companies to make certain disclosures about their ownership by governmental entities.

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

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreement”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. The SOP Agreement remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the SOP Agreement disclosed by the SEC, the PCAOB shall have sole discretion to select any audit firms for inspection or investigation and the PCAOB inspectors and investigators shall have a right to see all audit documentation without redaction. Under the PCAOB’s rules, a reassessment of a determination under the HFCAA may result in the PCAOB reaffirming, modifying or vacating the determination. Although the PCAOB issued a Determination Report on December 15, 2022, determining that the PCAOB secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong, and vacating the 2021 Determinations to the contrary; the PCAOB further noted that it will act immediately to consider the need to issue a new determination if the PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access.

Though the HFCAA and the AHFCAA may increase our compliance costs, they will not have a substantial and material impact on us. Our subject in China are all privately controlled. So, in a legal sense, they are not owned or controlled by any Chinese government subject, and no Chinese government subject has any controlling financial interest.

Our independent registered public accounting firm that issued the audit report for our financial statements for 2021, is headquartered in Denver, Colorado, and as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our independent registered accounting firm has been inspected by the PCAOB on a regular basis. Our auditor is NOT subject to the determinations announced by the PCAOB on December 16, 2021. However, the recent U.S. legislative and evolving regulatory environments as related to PRC companies listing or seeking to list stock on U.S. exchanges would add uncertainties to the trading and price volatility of our common shares. The rules and guidelines applicable in the future are unclear and may affect the progress of our application. We cannot be certain whether SEC or other U.S. regulatory authorities would apply additional and more stringent criteria to Chinese issuers including us as related to the audit of our financial statements. These additional requirements and more stringent criteria to be applied could add potential risks to our business and share price. Investigations under stricter scrutiny have had a significant impact on us that may materially and adversely affect your stock holdings value, reduces the value of your investment.

Additional factors outside of our control related to doing business in China could negatively affect our business.

Additional factors that could negatively affect our business include a potential significant revaluation of the Renminbi, which may result in an increase in the cost of commodity or products in the PRC supply chain industry, labor shortages and increases in labor costs in China as well as difficulties in moving products manufactured in China out of the country, whether due to infrastructure inadequacy, labor disputes, slowdowns, PRC regulations and/or other factors. Prolonged disputes or slowdowns can negatively impact both the time and cost of goods. Natural disasters or health pandemics impacting China can also have a significant negative impact on our business. Further, the imposition of trade sanctions or other regulations against products supplied or sold in the supply chain industry transactions for which the OpCos provide solutions or the loss of “normal trade relations” status with China could significantly affect our operating results and harm our business.

Risks Related to our Business and Industry

The COVID-19 pandemic has had an adverse effect on our business, and public health epidemics such as COVID-19 could adversely impact our future operating results.

The COVID-19 pandemic has negatively impacted the global economy, disrupted business operations of various industries, and created significant volatility and disruption of financial markets. In compliance with the government mandates, our Hangzhou, Shaoxing, Guangzhou and Urumqi offices closed, and our operations temporarily halted in the spring of 2020. During the closure, employees had only limited access to our facilities and delayed our project timeline, which affected our operating results and financial condition. In December 2021, Shangyu District, Shaoxing City, Zhejiang Province, where the subsidiary company Zhejiang Jing Yu Xin Financing Guarantee Co., Ltd. is located, was closed and suspended due to the epidemic, resulting in delays in our services to some customers. After the lockdown was lifted on December 31, 2021, operations could resume. COVID-19, including any variants thereof such as the omicron variant, could continue to adversely affect our business and financial results in 2023, including if current virus resurgences cause significant disruptions to our operations or the business of our customers, or our logistics and service providers, or result in any negative impact to the pricing of our products. We cannot predict the severity and duration of the impact from such a current resurgence.

COVID-19, any variants thereof, or any new pandemics could continue to have an adverse effect on our future business and financial performance. If any new outbreak of COVID-19 is not effectively and timely controlled, or if government responses to outbreaks or potential outbreaks are severe or long-lasting, our business operations and financial condition may be materially and adversely affected as a result of the deteriorating market outlook, the slowdown in regional and national economic growth, weakened liquidity and financial condition of our customers or other factors that we cannot foresee. Any of these factors and other factors beyond our control could have a material adverse effect on the overall business environment, cause uncertainties in the regions where the OpCos conduct business, and could materially and adversely impact our business, financial condition and results of operations.

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

Since 2019, we have had substantial changes with our organizational structure and business models, including the completion of the Lixin Acquisition in December 2019 as discussed elsewhere in this report and disposition of Ding Xin and its direct loan business in September 2020 and disposition of China Roan Industrial-Financial Holdings Group Co., Ltd. in September 2021. We have transformed our business from a direct loan business, to a financial, insurance, healthcare and industrial operation service-related solution provider serving micro, small, and medium-sized enterprises (“MSMEs”) in China.

In addition, through the OpCos, we have substantially expanded our health management and other health related services and industrial operation services. As we have a limited operating history in the business lines in which we are currently operating, it is difficult to evaluate our prospects, and we may not have sufficient experience in managing the changes and addressing the risks to which companies operating in new and rapidly evolving markets such as the financial guarantee, insurance, and health industries may be exposed. We will continue to encounter risks and difficulties that companies at a similar stage of development frequently experience, including the potential failure to:

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

In general, we have a limited operating history as many of the OpCos were formed in 2017 or later.

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

The OpCo’s under Lixin also have a limited operating history. While Zhejiang Jing Yu Xin Financing Guarantee Co., Ltd. (浙江京虞信融资担保有限公司) (“Zhejiang Jingyuxin”) was incorporated in 2013 and Zhejiang Lixin Enterprise Management Holding Group Co., Ltd. (浙江励信企业管理集团有限公司) (“Zhejiang Lixin”) was incorporated in 2015, Lixin (Hangzhou) Asset Management Co., Ltd. (励信(杭州)资产管理有限公司) (“LAM”) and Lixin Supply Chain Management (Tianjin) Co., Ltd. (励信供应链管理(天津)有限公司) (“Lixin Supply Chain”) were incorporated in 2017.

As a result, the results of our operations in prior years may not be indicative of future performance.

We have a customer concentration risk as two of our customers represent almost half of our revenue. The loss of either one of these customers would have a material adverse effect on our revenue and profitability.

Three of our customers represent approximately 48.22% of our revenue during the fiscal year ended December 31, 2022. These three customers are able to reduce the amount of their business with us at will or to cease doing business with us entirely at any time. Therefore, our continued revenue from these customers depends on their having continued needs that we are able to service in a manner they find more attractive than utilizing third parties. The loss or material reduction in revenue from either of these customers would have a material adverse effect on our revenue and profitability.

We have extended loans or purchased loans aggregating in excess of $26.02 million as of December 31, 2022. The default in any of such loans could materially and adversely impact our financial results and condition.

We have extended loans, or purchased loans made by other lenders, from five third-party customers aggregating approximately $26.02 million as of December 31, 2022, comprised of interest-bearing loans of approximately $9.27 million, $6.12 million, $5.53 million, $4.95 million, and $0.14 million. These interest-bearing loans have a fixed interest rate ranging from 4.35% to 14%. The loans of two of the five customers aggregating approximately $11 million are secured by accounts receivable of the customers. There can be no assurance that such customers were or with the recession remain credit worthy, that such customers will not default under such loans, that if the customers were to default that full or any value can be realized from the pledged collateral, or that the interest rates on such loans represent or will continue to represent market interest. We have only reserved approximately $0.48 million as of December 31, 2022 against such outstanding loans. The default of any of the four larger loans will materially reduce the value of the loan receivables shown on our books and result in material operating expenses and potentially corresponding losses for us.

We have guaranteed loans aggregating approximately $27.22 million as of December 31, 2022, which were backed by our approximately $11.34 million of restricted cash. The default in any of such loans could materially and adversely impact our financial results and condition.

We have guaranteed loans made by third parties to its customers aggregating approximately $27.22 million as of December 31, 2022. The banks, other financial institutions, or other guaranteed creditors providing loans to our guarantee service customers generally require us, as the guarantor of the loans, to pledge a cash deposit usually in the range of 10% to 20% of the guaranteed amount and the other financial institutions require a cash deposit of 50% of the guaranteed amount. At the same time, we require the guarantee service customers to make a deposit to us (shown on our balance sheet as restricted cash) of the same amount as the deposit we pledged to the banks, other financial institutions, and other guaranteed creditors for their loans to the extent the customer does not pledge or collateralize other assets with us. The restricted cash deposits are released after the guaranteed loans are paid off and our guarantee obligation expires, which is usually within 12 months. There can be no assurance that such customers were or with the recession remain credit worthy, that such customers will not default under such guaranteed loans, that if the customers were to default that full or any value can be realized from the pledged collateral and/or that the amount in default would be less than the restricted cash held by us. We had approximately $11.34 million of restricted cash as of December 31, 2022 against such outstanding loan guarantees. The default of any of the larger loans will materially reduce any corresponding restricted cash shown on our books and/or result in a reduction of our unrestricted cash and will result in material operating expenses and potentially corresponding losses for us.

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

Regarding its financial guarantee services to MSMEs, we are subject to greater credit risks than larger guarantee providers, which could adversely affect our results of operations.

There are inherent risks associated with the OpCos’ financial guarantee activities, including credit risk, which is the risk that customers may not repay the OpCos after the OpCos make payments for such customers according to their contracts. Through the OpCos, we provide financial guarantee services to MSMEs. These customers generally have fewer financial resources in terms of capital or borrowing capacity than larger entities and may have fewer financial resources to weather a downturn in the economy. Such customers may expose us to greater credit risks than guaranty providers guaranteeing for larger, better-capitalized state-owned businesses with longer operating histories. Conditions such as inflation, economic downturn, local policy change, adjustment of industrial structure and other factors beyond our control may increase our credit risk more than such events would affect larger guaranty providers. In addition, since we, through the OpCos, are still focusing on Yangtze River Delta region and Pearl River Delta region, our ability to geographically diversify the economic risks is currently limited by the local markets and economies. Also, decreases in local real estate value could adversely affect the values of the real property used as collateral in the financial guarantee business. Such adverse changes in the local economies may have a negative impact on the ability of customers to repay their loans and the value of their collateral and, in turn, our results of operations and financial condition may be adversely affected.

Competition in the financial industry is growing and could cause us to lose market share and revenues in the future.

We believe that the financial industry is an emerging market in China. The OpCos may face growing competition in the financial industry, and we believe that the financial industry is becoming more competitive as the industry matures and begins to consolidate. The OpCos will compete with other financial companies and some cash-rich state-owned companies or individuals that provide financial services to MSMEs. Some of these competitors have larger and more established customer bases and substantially greater financial, marketing and other resources than we have. As a result, the OpCos could lose market share and our revenues could decline, thereby adversely affecting our earnings and potential for growth.

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

As our business development depends on high-quality personnel, we may lack effective means to attract or retain talents, and may lead to the expansion of new business that cannot be effectively realized.

Our future success depends on its ability to attract and retain high-quality personnel. Establishment of Zeshi Insurance and Zeshi Health in the first quarter of 2020 with healthcare business and establishment of Zhongtan Future Operation and Zhongtan Future Operation (JX) in 2022, which expand the industrial operation services businesses of each operating company requires additional managers and employees with relevant industry experience, and its success is highly dependent on its ability to attract and retain skilled management personnel and other employees. These operating companies may not be able to attract or retain highly qualified personnel. In addition, competition for skilled personnel is significant in China. This competition may make it more difficult and expensive to attract, hire and retain qualified managers and employees. We may incur additional expenses to recruit and retain qualified replacements and our businesses may be disrupted and our financial condition and results of operations may be materially and adversely affected. In addition, key managers may join a competitor or form a competing company. An operating company may not be able to successfully enforce any contractual rights with its management team, particularly in China, where all of these individuals reside or will reside.

Communication and information systems may be unstable, resulting in our business being disrupted.

Our subsidiaries rely on communications and information systems to conduct our business to some extent, and in general our ability to protect our systems against damage from fire, power loss, telecommunication failure, severe weather, natural disasters, terrorism or other factors is important to our operations. Our subsidiaries’ computer systems and network infrastructure could be vulnerable to unforeseen problems. While they have business continuity plans and other policies and procedures designed to prevent or limit the effect of a failure or interruption of our information systems, there can be no assurance that any such failures or interruptions will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures or interruptions of our information systems could, among other things, damage our subsidiaries’ reputations or result in a loss of clients, which could have a material adverse effect on our results of operations.

We have no material insurance coverage, which could expose us to significant costs and business disruption.

Risks associated with our business and operations include, but are not limited to, clients’ failure to repay the outstanding principal and interest after we make the payments for them and loss reserves are not sufficient to cover such failure, losses of key personnel, business interruption due to power loss or network failure, and risks posed by natural disasters including storms, floods and earthquakes, any of which may result in significant costs or business disruption. Through the OpCos, we do not maintain any credit insurance, business interruption insurance, general third-party liability insurance, nor do we maintain key-man life insurance or any other insurance coverage except the mandatory social insurance for employees. If we incur any loss that is not covered by reserves, our business, financial condition and results of operations could be materially and adversely affected.

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

The business overlap of the OpCos could result in inefficiencies to our business.

We completed the Lixin Acquisition in December 2019. Most of the OpCos are in the financial industry and may conduct the same business. On one hand, they may share resources and expand their own businesses. On the other hand, they may target the same clients and compete with each other. This could reduce our efficiency as a whole. For example, Hangzhou Zeshi has commenced operations of asset management from 2019. LAM started its asset management business in 2017. They both focus on Zhejiang province. Hangzhou Zeshi is staffed entirely by new hires and in some measure may compete with LAM for customers. As a result, Hangzhou Zeshi may initially struggle to establish its business after the Lixin Acquisition and some of the success it has may come at the expense of LAM. Furthermore, because of PRC limitations, even though the economic benefit of Hangzhou Zeshi and LAM will inure us, each will need to have its own segregated capital and client base. As a result, Hangzhou Zeshi and LAM will not be able to cross-collateralize or combine operations at the working level. Although we plan to allocate the resources from a strategic level, this structure may not allow us to allocate resources to their most efficient use and may require redundant or additional expenses.

One director of our one affiliated company was punished by the local CSRC while working for a different company.

Long Lifei, director of Zhejiang Lixin and Zhejiang Jingyuxin, was subject to administrative penalties (warnings and fines) imposed by the Anhui Securities Regulatory Bureau. Long Lifei, the then supervisor of Zhonghong Holding Co., Ltd, signed all or part of the regular reports of Zhonghong in 2016 and 2017 to ensure the authenticity, accuracy and completeness of the information disclosed in the regular reports, and was directly responsible for several information disclosure-related offenses of Zhonghong. According to the explanations of Zhejiang Lixin and Zhejiang Jingyuxin, the punishment imposed on Long Lifei has nothing to do with Zhejiang Lixin and Zhejiang Jingyu Xin, and is not a violation of laws and regulations in the management of Zhejiang Lixin or Zhejiang Jingyuxin. This punishment does not disqualify him from holding the position of director, supervisor or senior manager of a company as prescribed in Article 146 of PRC Company Law, and does not affect his qualification for holding the position of director of Zhejiang Lixin and Zhejiang Jingyuxin. Therefore, we believe that it will not have a significant impact on our operations.

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

If you are a U.S. holder of Roan’s ordinary shares, you will be taxed on the U.S. dollar value of your dividends, if any, at the time you receive them, even if you actually receive a smaller amount of U.S. dollars when the payment is in fact converted into U.S. dollars. Specifically, if a dividend is declared and paid in a foreign currency such as the RMB, the amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the payments made in the foreign currency, determined at the spot rate of the foreign currency to the U.S. dollar on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Thus, if the value of the foreign currency decreases before you actually convert the currency into U.S. dollars, you will be taxed on a larger amount in U.S. dollars than the U.S. dollar amount that you will actually ultimately receive.

Our failure to comply with the United States Foreign Corrupt Practices Act and Chinese anti-corruption laws could subject us to penalties and other adverse consequences.

As Roan’s shares are quoted on OTC Market, we are subject to the United States Foreign Corrupt Practices Act, which generally prohibits United States companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Non-U.S. companies, including some that may compete with us, may not be subject to these prohibitions. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices may occur from time-to-time in the PRC. Our employees or other agents may engage in such conduct for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

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

We are potentially subject to third-party and government product liability claims if our medical device products cause personal injury or death, which could cause us to pay out substantial damages and have a material adverse impact on our business, financial condition, and results of operations.

The OpCos and related parties’ business scopes involve the operation and distribution of medical devices; in product liability claims we should be liable for compensation according to the Civil Law, the Product Quality Law and the Tort Liability Law in below circumstances: (1) where physical injury is caused to a person or damage to another person’s property by a product’s defect resulting from the seller’s fault; (2) where the seller can identify neither the producer of the defective product nor the supplier thereof; (3) where a defective product causes physical injury to a person or damage to another person’s property, the victim may claim compensation from the producer or from the seller of such product. Through the OpCos, we may be involved in any litigation regarding the products we sold or distributed due to our contractual relationship with other companies. If we lose the lawsuit, the damages can be very substantial, even if we are found not liable, the costs of litigation can be quite substantial. Additionally, product liability dispute litigation may cause an adverse effect on our business reputation and efficiency, and may affect or interrupt our operations and revenue.

Our service and reputation significantly rely on third-party suppliers of services and intellectual property rights under cooperation agreements. Issues with these suppliers could materially and adversely impact our business and hence the value of our shares.

The OpCos have co-operation agreements with technology enterprises that have patent or other independent intellectual property rights which have been properly registered with regulatory agencies such as the State Intellectual Property Office and Trademark Office of China’s State Administration for Industry and Commerce (SAIC). Our service and reputation significantly rely on the third-party suppliers mentioned above. If (i) the PRC authorities invalidate these agreements for violation of PRC laws, rules, and regulations, (ii) the agreements are valid but cannot be performed, or (iii) any parties fail to perform their obligations under these agreements, our business operations in China would be materially and adversely affected, and the value of your stock would substantially decrease. Through the OpCos, we may have to take legal action against our suppliers if they fail to perform, or defectively perform, their contractual obligations to us, which causes us to be unable to provide our customers with products or services that meet their requirements. If a third party fails to perform or defectively performs its contractual obligations, it will lead to a failure to provide products or services according to meet our consumers’ requirements, we may have to take legal action to compel them to fulfill their contractual obligations. We depend on third parties to a large extent and are unable to feasibly monitor their behavior to reasonably avoid contractual risks. Further, because intellectual property rights are owned by a third party, it is difficult for us to restrain third parties from infringing on intellectual property or disclosing trade secrets. This could harm our reputation and business position.

Federal and state privacy laws, and equivalent laws of third countries, may increase our costs of operation and expose us to civil and criminal sanctions.

The Health Insurance Portability and Accountability Act of 1996, as amended, and the regulations that have been issued under it, or collectively HIPAA, and similar laws outside the United States, contain substantial restrictions and requirements with respect to the use and disclosure of individuals’ protected health information. The HIPAA privacy rules prohibit “covered entities,” such as healthcare providers and health plans, from using or disclosing an individual’s protected health information, unless the use or disclosure is authorized by the individual or is specifically required or permitted under the privacy rules. Under the HIPAA security rules, covered entities must establish administrative, physical and technical safeguards to protect the confidentiality, integrity and availability of electronic protected health information maintained or transmitted by them or by others on their behalf. While we do not believe that Roan or the OpCos will be a covered entity under HIPAA, we believe many of our subsidiaries’ customers will be covered entities subject to HIPAA. Such customers may require the OpCos to enter into business associate agreements, which will obligate the OpCos to safeguard certain health information they obtain in the course of their relationship with their customers, restrict the manner in which they use and disclose such information, and impose liability on the OpCos for failure to meet their contractual obligations.

In addition, under The Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, which was signed into law as part of the U.S. stimulus package in February 2009, certain of HIPAA’s privacy and security requirements are now also directly applicable to “business associates” of covered entities and subject them to direct governmental enforcement for failure to comply with these requirements. Roan or the OpCos may be deemed as a “business associate” of some of our customers. As a result, we may be subject as a “business associate” to civil and criminal penalties for failure to comply with applicable privacy and security rule requirements. Moreover, HITECH created a new requirement obligating “business associates” to report any breach of unsecured, individually identifiable health information to their covered entity customers and imposes penalties for failing to do so.

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

These and other possible changes to HIPAA or other U.S. federal or state laws or regulations, or comparable laws and regulations in countries where we, through the OpCos, conduct business, could affect our business and the costs of compliance could be significant. Failure by us to comply with any of the standards regarding patient privacy, identity theft prevention and detection, and data security may subject us to penalties, including civil monetary penalties and in some circumstances, criminal penalties. In addition, such failure may damage our reputation and adversely affect our ability to retain customers and attract new customers.

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

Through the OpCos, we will be highly dependent on information technology networks and systems, including the Internet, to securely process, transmit and store this critical information. Security breaches of this infrastructure, including physical or electronic break-ins, computer viruses, attacks by hackers and similar breaches, can create system disruptions, shutdowns or unauthorized disclosure or modification of confidential information. The secure processing, storage, maintenance, and transmission of this critical information will be vital to our operations and business strategy, and we plan to devote significant resources to protecting such information. Although we will take measures to protect sensitive information from unauthorized access or disclosure, our information technology and infrastructure, and that of our third-party providers, may be vulnerable to attacks by hackers or viruses or breaches due to employee error, malfeasance, or other disruptions.

Any breach or interruption could compromise our networks or those of our third-party providers, and the information stored there could be inaccessible or could be accessed by unauthorized parties, publicly disclosed, lost or stolen. Any such interruption in access, improper access, disclosure, or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, such as HIPAA, and regulatory penalties. Unauthorized access, loss or dissemination could also disrupt our operations, including our ability to perform tests, provide test results, bill payers or patients, process claims and appeals, provide customer assistance services, conduct research and development activities, collect, process and prepare company financial information, provide information about our current and future products and other patient and clinician education and outreach efforts through our website, and manage the administrative aspects of our business and damage our reputation, any of which could adversely affect our business. Any such breach could also result in the compromise of our trade secrets and other proprietary information, which could adversely affect our competitive position.

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

Risks Related to our Operations as a Public Company and Roan’s Securities

If we are or become classified as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences as a result.

Generally, for any taxable year, if at least 75% of our gross income is passive income, or at least 50% of the value of our assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, we would be characterized as a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes. For purposes of these tests, passive income includes dividends, interest gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income (including amounts derived by reason of the temporary investment of funds raised in offerings of Roan’s shares) and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of Roan’s ordinary shares treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on Roan’s ordinary shares by individuals who are U.S. holders, and having interest charges apply to distributions by us and gains from the sales of Roan’s shares.

Our status as a PFIC will depend on the nature and composition of our income and the nature, composition and value of our assets (which, assuming we are not a “controlled foreign corporation,” or a CFC, under Section 957(a) of the Internal Revenue Code of 1986, as amended, or the Code, for the year being tested, may be determined based on the fair market value of each asset, with the value of goodwill and going concern value determined in large part by reference to the market value of our common shares, which may be volatile). Our status may also depend, in part, on how quickly we utilize the cash proceeds from the Propose Offering in our business. Based upon the value of our assets, including any goodwill, and the nature and composition of our income and assets, we do not believe that we were classified as a PFIC for the taxable year ended December 31, 2020, and we do not believe that we will be classified as a PFIC for the taxable year ending December 31, 2021, or in the immediately foreseeable future. Because the determination of whether we are a PFIC for any taxable year is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC in any taxable year. Accordingly, our legal counsel expresses no opinion with respect to our PFIC status for our taxable year ended December 31, 2018, and also expresses no opinion with regard to our expectations regarding our PFIC status in the future.

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

Significant judgment is required in evaluating our tax positions and determining our provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. For example, our effective tax rates could be adversely affected by changes in foreign currency exchange rates or by changes in the relevant tax, accounting and other laws, regulations, principles, and interpretations. As we intend to operate in numerous countries and tax jurisdictions, the application of tax laws can be subject to diverging and sometimes conflicting interpretations by tax authorities of these jurisdictions. It is not uncommon for taxing authorities in different countries to have conflicting views, for instance, with respect to, among other things, the manner in which the arm’s length standard is applied for transfer pricing purposes, or with respect to the valuation of intellectual property. In addition, tax laws are dynamic and subject to change as new laws are passed and new interpretations of the law are issued or applied. For example, on December 22, 2017, the Tax Cuts and Jobs Act was enacted, which introduced a comprehensive set of tax reforms. We continue to assess the impact of such tax reform legislation on our business and may determine that changes to our structure, practice or tax positions are necessary in light of the Tax Cuts and Jobs Act. Certain impacts of this legislation have been taken into account in our financial statements, including the reduction of the U.S. corporate income tax rate from the previous 35 percent to 21 percent. The Tax Cuts and Jobs Act in conjunction with the tax laws of other jurisdictions in which we operate, however, may require consideration of changes to our structure and the manner in which we conduct our business. Such changes may nevertheless be ineffective in avoiding an increase in our consolidated tax liability, which could adversely affect our financial condition, results of operations and cash flows.

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

As of December 31, 2022, our audited cash holdings were $645,363 and restricted cash were $11,337,223. We believe that our currently available capital resources, will be sufficient to fund our operations and meet our obligations for the foreseeable future. However, we may conduct financings in the future to raise cash for acquisitions and as a cash reserve.

We cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all, and the terms of any financing may adversely affect the interests or rights of Roan’s shareholders. Even if we believe that we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations. The issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of Roan’s shares to decline.

In addition, the sale of a substantial amount of ordinary shares in the public market, in a situation in which we acquire a company and the original shareholders of the company receive Roan’s ordinary shares as consideration and these shareholders subsequently sells ordinary shares, or by investors who acquired such ordinary shares in a private placement, could have an adverse effect on the market price of Roan’s ordinary shares.

If financial performance does not meet the expectations of investors, shareholders or financial analysts, the market price of Roan’s securities may be volatile and decline.

If our business and/or financial performance do not meet the expectations of investors or securities analysts, the market price of Roan’s securities may decline. If an active market for Roan’s securities develops and continues, the trading price of Roan’s securities could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on your investment in our securities, which may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of Roan’s securities may not recover and may experience a further decline.

Factors affecting the trading price of Roan’s securities may include:

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

Broad market and industry factors may materially harm the market price of Roan’s securities irrespective of our operating performance. The stock market in general has experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our securities, may not be predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies which investors perceive to be similar to us could depress our stock price regardless of our business, prospects, financial condition or results of operations. A decline in the market price of Roan’s securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

Our business and share price may suffer as a result of our limited public company operating experience, and, if securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding Roan’s ordinary shares adversely, the price and trading volume of Roan’s ordinary shares could decline.

We have been a public company for less than ten years. Our limited public company operating experience may make it difficult to forecast and evaluate our future prospects. If we are unable to execute our business strategy, either as a result of our inability to effectively manage our business in a public company environment or for any other reason, our business, prospects, financial condition and operating results may be harmed.

The trading market for Roan’s ordinary shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market, or our competitors. Securities and industry analysts do not currently, and may never, publish research on us. If no securities or industry analysts commence coverage of us, Roan’s ordinary share price and trading volume would likely be negatively impacted. If any of the analysts who may cover us change their recommendation regarding Roan’s shares adversely, or provide more favorable relative recommendations about our competitors, the price of Roan’s ordinary shares would likely decline. If any analyst who may cover us were to cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause Roan’s share prices or trading volume to decline.

A market for Roan’s securities may not continue, which would adversely affect the liquidity and price of our securities.

The price of Roan’s securities may fluctuate significantly due to the market’s reaction and general market and economic conditions. An active trading market for Roan’s securities may never develop or, if developed, it may not be sustained. In addition, the price of Roan’s securities can vary due to general economic conditions and forecasts, our general business condition and the release of our financial reports. Additionally, because Roan’s ordinary shares were delisted from the Nasdaq Capital Market in September 2019, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of Roan’s securities are more limited than when we were listed on the Nasdaq Capital Market. You may be unable to sell your securities unless a market can be established or sustained.

Because the Nasdaq Capital Market delisted Roan’s ordinary shares from trading on its exchange due to our failure to meet the Nasdaq Capital Market’s initial and/or continued listing standards, we and our security holders face significant material adverse consequences including:

•        a limited availability of market quotations for our securities;

•        a determination that Roan’s ordinary shares are a “penny stock,” which requires brokers trading in Roan’s ordinary shares to adhere to more stringent rules, resulting in a reduced level of trading activity in the secondary trading market for Roan’s ordinary shares;

•        a limited amount of analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

Risks Related to Roan’s Ordinary Shares

An active trading market for Roan’s ordinary shares has not developed on the OTCQB and may not develop in the future regardless of where our stock is quoted or listed. As a result, Roan’s shareholders may not be able to resell their ordinary shares.

Although Roan’s ordinary shares are quoted on the OTCQB, an active trading market for Roan’s ordinary shares has not developed. While we intend to apply to have Roan’s ordinary shares listed on The Nasdaq Capital Market, any such uplisting would likely require that we conduct a substantial financing which we may be unable to do. We expect that it will be a condition to any such financing that Roan’s listing application be approved by Nasdaq. If we are unsuccessful in Roan’s uplisting, we would remain on the OTCQB which could inhibit our ability to cause an active trading market to develop. Even if we are successful in listing on the Nasdaq Capital Market, an active trading market for Roan’s shares may never develop or be sustained. We cannot predict the extent to which an active market for Roan’s ordinary shares will develop or be sustained if we are able to list such securities on Nasdaq. If an active market for Roan’s ordinary shares does not develop, it may be difficult for you to sell securities you own without depressing the market price for the shares, or at all.

Sales of a substantial number of shares of Roan’s ordinary shares in the public market by our existing shareholders could cause Roan’s share price to fall.

Sales of a substantial number of Roan’s ordinary shares in the public market, or the perception that these sales might occur, could depress the market price of Roan’s ordinary shares and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of Roan’s ordinary shares. In connection with a financing, all of the shares owned by our directors, officers and shareholders that own over 5% of Roan’s ordinary shares on a fully diluted basis will likely be subject to lock-up agreements that restrict such shareholders’ ability to transfer Roan’s ordinary shares for at least six months from the date of such financing. All of our outstanding shares held by our directors, officers and shareholders that own over 5% of Roan’s ordinary shares on a fully diluted basis will become eligible for resale upon expiration of the lockup period, as described in the sections of the Registration Statement on Form F-1 entitled “Shares Eligible for Future Sale” and “Underwriting.” In addition, shares issued or issuable upon conversion of our Class A preferred shares as of the expiration of the lock-up period will be eligible for sale at that time. Sales of shares by these shareholders could have a material adverse effect on the trading price of Roan’s ordinary shares. We intend to register the offering, issuance, and sale of all ordinary shares. Once we register these shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the “Underwriting” section of the Registration Statement on Form F-1. Also, in October 2014, we granted “piggyback” registration rights to certain investors concurrently with the consummation of our initial public offering (“IPO”), pursuant to a Registration Rights Agreement. Upon the effectiveness of a future registration statement in which their shares are included pursuant to the exercise of these piggyback rights, these stockholders will be able to freely sell their ordinary shares in the public market without restriction, which sales could materially and adversely affect the trading price of Roan’s ordinary shares.

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

We have not paid dividends on Roan’s ordinary shares since 2017 and we do not anticipate paying any further dividends in the foreseeable future. Consequently, any gains from an investment in Roan’s ordinary shares will likely depend on whether the price of Roan’s ordinary shares increases, which may not occur.

We have not paid dividends on Roan’s ordinary shares since 2017, at such time we paid dividends in the form of ordinary shares. We currently intend to retain our future earnings, if any, to fund the development and growth of our business. In addition, the BVI Law imposes restrictions on our ability to declare and pay dividends. As a result, capital appreciation, if any, of Roan’s ordinary shares will be your sole source of gain for the foreseeable future. Consequently, in the foreseeable future, you will likely only experience a gain from your investment in Roan’s ordinary shares if the price of Roan’s ordinary shares increases beyond the price at which you originally acquired the ordinary shares.

The current and potential future application of the SEC’s “penny stock” rules to Roan’s ordinary shares could limit trading activity in the market, and Roan’s shareholders may find it more difficult to sell their shares.

If Roan’s ordinary shares continue to trade at less than $5.00 per share, we will continue to be subject to the SEC’s penny stock rules. Penny stocks generally are equity securities with a price of less than $5.00. Penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. The broker-dealer must also make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a security that becomes subject to the penny stock rules. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our securities, which could severely limit their market price and liquidity of our securities. These requirements may restrict the ability of broker-dealers to sell Roan’s ordinary shares and may affect Roan’s shareholders’ ability to resell their ordinary shares.

In the event a market develops for Roan’s ordinary shares, the market price of Roan’s ordinary shares may be volatile.

In the event a market develops for Roan’s ordinary shares, the market price of Roan’s ordinary shares may be highly volatile. The public stock markets have experienced extreme price and trading volume volatility, which has significantly affected the market prices of securities of many companies for reasons frequently unrelated to the operating performance of the specific companies. Certain factors that may materially affect the market price of Roan’s ordinary shares are beyond our control, including changes in financial estimates by industry and securities analysts, conditions or trends in the industries in which we operate, sales or run-ups of Roan’s ordinary shares, and broad market fluctuations. These and other factors could result in rapid and substantial price volatility of Roan’s ordinary shares, which may be unrelated to Roan’s actual or expected operating performance and financial condition or prospects, making it difficult to assess the rapidly changing value of Roan’s ordinary shares.

The trading price of Roan’s ordinary shares may be reduced as a result of our grant of registration rights.

In October 2014, we granted “piggyback” registration rights to certain investors concurrently with the consummation of our IPO, pursuant to a Registration Rights Agreement. Upon the effectiveness of a future registration statement in which their shares are included pursuant to the exercise of these piggyback rights, these stockholders will be able to freely sell their ordinary shares in the public market without restriction, which sales could materially and adversely affect the trading price of Roan’s ordinary shares. This means that they will have the right to require us to register their shares for resale under the Securities Act in the event we file a registration statement with the SEC following the filing of the Registration Statement on Form F-1. Registration of those shares for resale under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration. Any sales of the registered securities by these shareholders could adversely affect the trading price of Roan’s ordinary shares.

Certain of our stockholders own or have the right to acquire a significant portion of our stock and could ultimately control decisions regarding our company and impact our stock price.

Certain of our stockholders own large blocks of Roan’s ordinary shares. Any sales by these stockholders could substantially lower the market price of Roan’s ordinary shares. Three of Roan’s shareholders, Gedun Investment Limited, Yinxiang Capital Limited, and Aoyuan Investment Limited, control approximately 65% of Roan’s shares. Future sales of large blocks of Roan’s ordinary shares owned by Gedun Investment Limited, Yinxiang Capital Limited and Aoyuan Investment Limited may substantially adversely affect Roan’s share price and alter who ultimately has control of us.

Despite contractual obligations to do so, we have not registered any of Roan’s ordinary shares underlying our Class A Preferred Shares under the Securities Act or state securities laws at this time, and such registration may not be in place when an investor desires to convert such Class A Preferred Shares to ordinary shares.

We have not registered any of Roan’s ordinary shares underlying the Class A Preferred Shares under the Securities Act or any state securities laws at this time. We have agreed to use our best efforts to file with the SEC a registration statement for the registration, under the Securities Act, covering these securities as soon as practicable after the Lixin Acquisition in 2019 and cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto. We may have potential liability to the holders of the Class A Preferred Shares for such failure to register the ordinary shares underlying the Class A Preferred Shares if our stock price rises, causing the Class A Preferred Shares to automatically convert into ordinary shares or if the holders of Class A Preferred Shares elect to convert their shares into ordinary shares.

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

We have material weaknesses in our controls and procedures required by Section 404 of the Sarbanes-Oxley Act of 2002. These material weaknesses may call into question the accuracy of our financial statements, which could harm our business and adversely affect the trading price of Roan’s ordinary shares.

We are required to establish and maintain internal controls over financial reporting and disclosure controls and procedures and to comply with other requirements of the Sarbanes-Oxley Act and the rules promulgated by the SEC. We are required to provide management’s attestation on internal controls. The standards required for a public company under Section 404 of the Sarbanes-Oxley Act of 2002 are significantly more stringent than those required of a privately held company. Based on our assessment, as of December 31, 2022, we determined that there were material weaknesses in our internal control over financial reporting. We believe these material weaknesses mainly resulted from our not having sufficient personnel with appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP. There can be no assurance that the steps we have taken to remedy these material weaknesses will be effective. Any continued material weakness may result in investors believing they may not rely on the accuracy of our financial statements. This could cause our stock price to decline, and any resulting material errors could cause us to have to restate our financial statements, which would be costly and could further erode investor confidence.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they adversely change their recommendations or publish negative reports regarding our business or Roan’s shares, Roan’s share price and trading volume could decline.

The trading market for Roan’s ordinary shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market, or our competitors. We do not have any control over these analysts, and we cannot provide any assurance that analysts will cover us or provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding Roan’s shares, or provide more favorable relative recommendations about our competitors, Roan’s share price would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause Roan’s share price or trading volume to decline.

ITEM 4.    INFORMATION ON THE COMPANY

A.     History and Development of the Company

Roan Holdings Group Co., Ltd is a BVI company limited by shares. Roan was established on April 8, 2014 under the laws of the British Virgin Islands as a shell company with the purpose of acquiring, engaging in share exchange, share reconstruction and amalgamation, purchasing all or substantially all of the assets of, entering into contractual arrangements, or engaging in any other similar business combination with one or more businesses or entities. Roan’s principal office is located in No. 1 Building, 5 Bailiantan Road, Yuhang District, Hangzhou, Zhejiang in The People’s Republic of China. Roan’s telephone number is +86-571-8662-1775. Roan does not have an agent in the United States.

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

As a result of the Business Combination, shareholders of Adrie gained a controlling interest in Roan, and Adrie became Roan’s subsidiary. For financial reporting purpose, the consolidated assets, liabilities and results of operations of Adrie became our historical financial statements, and our assets, liabilities and results of operations were consolidated with that of Adrie beginning on the acquisition date. Immediately following the Business Combination, we changed our name from DT Asia to China Lending Corporation (“CLDC”).

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

China Roan Industrial-Financial Holdings Group Co., Limited (中国融安产融控股集团有限公司) (“Roan HK”) (formerly China Feng Hui Financial Holding Group Co., Ltd, and subsequently, China Fenghui Industrial-Financial Holding Group Co. Limited) was a wholly-owned subsidiary of Adrie. It was established on February 11, 2015 under the laws of the Hong Kong Special Administrative Region (“Hong Kong”) of the PRC. It was a holding company and conducted business through its direct and indirect subsidiaries. Roan transferred 100% of its equity interest in Roan HK to Yuanjia Asset Management Co. Ltd., a BVI company (“Yuanjia”), in September 2021 at which time Roan deconsolidated Roan HK.

Fortis Industrial Group Limited (富通产业集团有限公司) (“Fortis”) (formerly Fortis Health Industrial Group Limited (富通健康产业集团有限公司)) was established on December 30, 2019 under the laws of Hong Kong. It is an indirect wholly-owned subsidiary of Adrie. It is a holding company and conducts business through its direct and indirect subsidiaries.

Xinjiang Fenghui Jing Kai Direct Lending Co., Ltd. (新疆丰汇经开小额贷款有限公司) (“Jing Kai”) was a wholly-owned subsidiary of Roan HK. It was established on May 14, 2015 under the laws of the PRC with the stated purpose of providing direct loans to the MSMEs and sole-proprietors in Xinjiang. Jing Kai had no substantial operations since its inception and was disposed of and deconsolidated in September 2021 with Roan HK.

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

On October 14, 2021, FINE C+ Health (Hangzhou) Technology Limited (乐享未来健康科技（杭州）有限公司) (“FINE C+ Health”), a joint venture providing online medical consultation and traditional Chinese medicine, was incorporated under the laws of the PRC. Shuzhiyun and Yi Fu, Roan’s subsidiary, own 30% and 40%, respectively, of FINE C+ Health. Shanghai Jingmu Information Technology Co. Ltd. (“Jingmu”) owns the remaining 30% of FINE C+ Health. Pursuant to an agreement, Shuzhiyun agreed to vote its interest in FINE C+ Health as directed by us.

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

On November 24, 2021, Hangzhou Zeshi, Shuzhhiyun and another individual set up Hangzhou Future New Energy Enterprise Management Partnership (Limited Partnership) (杭州未来新能企业管理合伙企业（有限合伙)) (“Future New Energy”). Hanzhou Zeshi held 1% of the equity of Future New Energy. The registered capital of Future New Energy was RMB 10,000,000 (approximately $1,449,864). On August 27, 2022, Hangzhou Zeshi transferred 1% shares of the equity of Future New Energy to Zhongtan Future Industry Operation (Hangzhou) Co., Ltd.

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

On June 23, 2022, Zhongtan Future Industrial Operation (Hangzhou) Co., Ltd. （中碳未来产业运营（杭州）有限公司） (“Zhongtan Industrial Operation”), Roan’s wholly-owned subsidiary, was incorporated under the laws of the PRC. Zhongtan Industrial Operation provides services in industrial operation services focusing on new storage energy, new materials, and semiconductor products.

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

On August 25, 2022, Zhongtan Future Industrial Operation (Jiaxing) Co., Ltd. （中碳未来产业运营（嘉兴）有限公司） (“Zhongtan Industrial Operation (JX)”), Roan’s wholly-owned subsidiary, was incorporated under the laws of the PRC. Zhongtan Industrial Operation provides services in industrial operation services focusing on new storage energy, new materials, and semiconductor products.

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

Dispositions of Feng Hui Ding Xin (Beijing) Financial Consulting Co., Limited and China Roan Industrial-Financial Holdings Group Co., Ltd. and subsidiaries

Prior to September 30, 2020, Ding Xin was a wholly-owned subsidiary of Roan HK licensed to provide financial advisory services, and Ding Xin’s Urumqi branch office primarily provided financial services to third-party direct lending companies in Xingjiang. Zhiyuan was a 99%-owned subsidiary of Ding Xin which had engaged in business factoring program, financing products design, related corporate financing solutions, investments and asset management.

On September 30, 2020, Roan HK entered into an agreement (the “Agreement”) with Urumqi Fengxunhui Management Consulting Co., Ltd., pursuant to which Roan HK transferred 100% of the equity of Ding Xin, including Ding Xin’s interests in its Urumqi branch office and Zhiyuan, in exchange for a total consideration of approximately $15,326 (RMB 100,000). As a result of the disposition, we no longer conduct financial advisory and other related financial services. When Roan HK was disposed of and deconsolidated on September 30, 2021, the purchase price was not paid, and still remains unpaid.

Xinjiang Xin Quan Financial Leasing Co., Ltd. (“Xin Quan”) was a 60%-owned subsidiary of Roan HK engaged in financial leasing service before its dissolution on April 28, 2021. During the 2020 fiscal year, Xin Quan ceased its operations.

On September 17, 2021, we signed an equity transfer agreement to sell 100% of the equity interest it held in Roan HK, a holding company that has no business operations, to Yuanjia, for a total of approximately $282 (HK$2,200). The transaction closed on September 30, 2021. The net assets of Roan HK were negative $492,495 as of September 30, 2021, resulting in a gain on deconsolidation of $492,777 and other comprehensive loss of $2,494. Roan HK’s subsidiary, Jing Kai was deconsolidated at the same time.

Lixin Financial Holdings Group Limited and Subsidiaries

Lixin was established on October 25, 2017 under the laws of the Cayman Islands as an exempt company. It is a holding company and does not have substantial operations. It conducts its business through its direct and indirect subsidiaries.

In January 2019, we acquired 1% of the equity interest in Zhejiang Lixin (discussed below) for RMB 2,858,600. On June 14, 2019, we entered into a Share Purchase Agreement with Lixin and certain shareholders of Lixin to acquire a controlling interest in Lixin, pursuant to which we acquired a 65.0177% interest in Lixin from its selling shareholders in exchange for Roan’s ordinary shares of to be issued to the selling shareholders for a total value of RMB 276.00 million (later adjusted to $31.09 million (RMB 217.88 million). On August 23, 2019, the parties entered into a supplementary agreement to amend the form of payment of the purchase price. Pursuant to the supplementary agreement, Lixin shareholders agreed to receive non-voting preferred shares that will have the right to be converted into ordinary shares after two years from the closing date of the acquisition. The transaction closed on December 20, 2019 upon our issuance of 291,795,150 Class B Preferred Shares to the selling shareholders. These convertible preferred shares are embedded with liquidation preference and dividend preference but with no voting rights.

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

Zhejiang Lixin Enterprise Management Holding Group Co., Ltd. (浙江励信企业管理集团有限公司) (“Zhejiang Lixin”) was incorporated on July 3, 2015 under the laws of the PRC. Lixin HK owns 99% of Zhejiang Lixin’s equity interest and Fortis owns the remaining 1%. Following its reorganization completed in 2018, Zhejiang Lixin became the controlling shareholder of Zhejiang Jingyuxin (discussed below). It is a financial service company providing comprehensive financial solutions and services including guarantee services and related assessment and management services.

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

Corporate Information

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. Roan’s website can be found at www.roanholdingsgroup.com. Information on Roan’s website is not incorporated into this Annual Report or otherwise made part of this Annual Report.

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

Our Major Services

The followings are the major services and products provided, through the OpCos, during the year ended December 31, 2022:

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

Through the OpCos, we recorded commission and fee income on guarantee services of $596,353 and $399,527 for fiscal year 2022 and 2021, respectively.

Under the financial guarantee service agreements, banks, other financial institutions and creditors who provide loans to our guarantee service customers, generally require the OpCos, as the guarantor of the loans, to deposit cash of 10% to 20% of the guaranteed amount into an escrow account which is restricted from use. We record interest received on the restricted cash pledged as revenue.

We recorded interest on restricted cash of $348,629 and $300,749 for fiscal year 2022 and 2021, respectively.

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

5. Industrial operation services

After nearly 10 years of development, our financing service business has served more than 500 companies in various industries, including finance, asset management, supply chain management and financial advisory. This has enabled us to better understand the growth of different industries, the policy environment, industrial ecology, development trends, the potential problems in operations and their solutions, capital, government cooperation, market environment and other aspects. We have also accumulated a wide range of customers, market resources, financial institutions and capital service resources, and we have significant experience in government liaison and cooperation. At the same time, through continuous training of the core management team, development of new business entities and team integration, we have been able to set up an experienced management team with experience in international companies, listed companies, and top institutions in the field of science, technology and consumer services.

The Company set up Zhongtan Industrial Operation on June 23, 2022 and Zhongtan Industrial Operation (JX) on August 25, 2022, which are wholly-owned subsidiaries of Roan.

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

On December 31, 2021, Hangzhou Zeshi, Roan’s wholly-owned subsidiary, entered into an agreement with Zhongtan Future (related party company), pursuant to which Hangzhou Zeshi should provide supply chain financing, financial leasing, industrial operation, and related services. During the fiscal year 2021, the Company provided Zhongtan Future with the industrial consulting management services of $146,245. While during the fiscal year 2022, the Company provided Zhongtan Future with the industrial consulting management services related to the industrial park based in Jiaxing Economic and Technological Development Zone (“Jiaxing”) and coordinated the business cooperation partners of supplier chain restructuring. Revenue from industrial consulting management services of $504,714 was recognized for the year ended December 31, 2022.

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

6. Health management, health insurance and other health related services

In 2020, through the OpCos, we began and expanded the provision of health management, innovation insurance, healthcare and consumer financing services to the employees of large institutions.

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

Due to the negative impact of Covid-19 pandemic, many of our health projects were suspended or delayed. Since 2021, we, through the OpCos, continuously improved the accuracy of the algorithm model for the artificial intelligence screening auxiliary system for the diagnose of fetal and neonatal congenital heart disease. Through the OpCos, we also optimized the newborn deformity insurance products for these diseases.

On December 30, 2020, Zeshi Health, Roan’s wholly-owned subsidiary, signed an exclusive distribution agreement with Furuikang Biomedical Technology (Zhejiang) Co, Ltd. to sell tumor adjuvant therapy. FuruiKang is a related party of ours whose shareholder is a beneficial owner of our securities.

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

In 2021, Roan’s subsidiary, Yi Fu signed a cooperation agreement with Shuzhiyun and Shanghai Jingmu Information Technology Co. Ltd. (“Jingmu”), to set up a joint venture to provide online medical consultation and traditional Chinese medicine, FINE C+ Health. In January 2022, FINE C+ Health obtained a “drug information services on the internet certificate” from the State Food and Drug Administration of China and set up a service application using WeChat, an instant messaging, social media, and mobile payment app.

Through the OpCos, we initially planned to officially launch our newborn deformity diagnosis and treatment insurance project at the end of 2020 or early 2021. Due to a COVID-19 outbreak in Hebei province in early 2021, the project was temporarily suspended.

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

Business Strategies

Pursuant to the Lixin Acquisition, we acquired 65.0177% shares of Lixin in December 2019, which provides financial services, and disposed of and deconsolidated Roan HK in September 2021. We now provide various financial services via Lixin Cayman subsidiaries and Hangzhou Zeshi to customers of MSME and new energy industry. We will continue focusing on not only capital advisory services which require fewer assets, less capital investment and lower-risk, but also industrial investment service and industrial operation service concentrated on new energy projects.

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

We are based in Hangzhou, the capital city of Zhejiang and are developing our business of financial services and industrial operation services starting from Zhejiang. Zhejiang Province is the frontline of emerging industries development in China and an economically active area. Through the OpCos, we plan to actively expand to economically developed regions such as the Yangtze River Delta, the Pearl River Delta and Central China, and then we will continue to expand to the green industries developed regions of Western China.

We are further exploring the opportunities of the whole-process industrial operation services, industrial financing facilities and the benefits from industrial operation services. For example, the whole-process industrial consulting services we provide to our customers which include the investment planning and conduction; the negotiation with the local government of the supports such as preferential policies, economic resources and funding; the services of the investment, construction and management of production base; the consulting services of market strategies and the consulting services of capitalization strategies and plans. Through the OpCos, we also provide our customers with industrial capital services covering the equity financing and the debt financing, which include the services of financing planning and capital structure optimization; assessment and evaluation before industrial investment; management services of in-investment and post-investment. Meanwhile, we have chances to recognize the revenue from the consulting series, investment income and investment management.

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

Through the OpCos, we have registered the following trademarks:

Owner	Trademark	Issuance Entity	Term
Lixin		Trademark Office of PRC State Administration for Industry and Commerce	March 7, 2019 – March 6, 2029
Lixin HK		HK Trade Marks Registry Intellectual Property Department	February 2, 2018 – February 1, 2028
Zhejiang Jingyuxin		Trademark Office of PRC State Administration for Industry and Commerce	July 28, 2016 – July 27, 2026

Certificates

Roan’s subsidiary Zhejiang Jingyuxin was issued a PRC Financing Guarantee Organization Operation Permit by Zhejiang Commission of Economy and Informatization on May 17, 2016 with a term of five years. Zhejiang Jingyuxin had renewed and received the new permit in September 2021. The permit authorizes Zhejiang Jingyuxin to operate its guarantee business, and related financial consulting and consulting agent businesses in China.

Competition

Our competition that we face mainly comes from industries that provide financial services, whole-process industrial consulting services, industrial investment and financing services, investments in connection with the construction of industrial parks, industrial management and operation services for industrial parks, and other businesses in similar market segments. The diversity and number of our competitors, considering the diverse product and services lines that the Company operates in, may impede the development of our business, but at the same time, we believe that the successful realization of the Company’s core business can provide us with an overall competitive advantage by strengthening customer retention, and laying a solid foundation for the sustainable development of the Company’s performance.

In terms of competition in the field of financial services, we believe that the competition in the financial industry is becoming more intense as the industry maturates and begins to integrate, especially in the case of strict policy regulation and macroeconomic recession. Through the OpCos, we face competition with other state-backed policy bank financial guarantee companies and financial services companies, as well as some cash-rich state-owned companies. Some of these competitors have a larger and more established customer base than we have, as well as financial, marketing and other resources that substantially exceed ours. As a result, we may face difficulties in significantly increasing the size of our customers in these segments of the market, and our revenue may decline, which may adversely affect our earnings and growth potential. At the same time, based on our previous experience, resources and capabilities, we believe we can provide customers with satisfactory services in the field of new energy project financing services, investment management services, and supply chain financial services, and we can cross-coordinate with other services provided by the Company to customers, which can provide stability for this part of the business scale and help facilitate growth.

In terms of competition in the field of whole-process consulting services, the institutions providing whole-process consulting in the market are mainly in the field of engineering, and we face competition with other providers of consulting services in the engineering sector. However, we believe that its full-process consulting services have a competitive advantage because the Company targets to cover the whole life cycle of a customer project, from the initial research to the production and sales, and even potentially to the realization of the goal of capital market listing. We believe our services, through the OpCos, are more comprehensive and valuable than those of our competitors. Facing professional competition in engineering management, we provide engineering consulting services with comparable professionalism to our competitors by introducing professional teams and cooperating with professional institutions. At the same time, our large-scale project volume and batch customer reserve will also enable us to have strong bargaining power when introducing professional institutions to cooperate. As a result, we believe that our customers can achieve reduced the cost for the whole-process consulting services and obtain more comprehensive services by retaining us.

In the field of the industrial investment and financing services, we face competition from professional investment and financing institutions with greater resources and stronger financial strength, which will affect the pricing of our services. However, given our whole-life cycle support services, we believe we are able to judge the value and risk of a target project better than our competitors, leading to greater efficiency and thus allowing the Company to offer more competitive prices. Compared with the service charging ability of a single customer, we, through the OpCos, tend to combine batch customers, with multiple links and diversified investment and financing schemes. The main charging part is based on the progress and achievements of the phased work, for which the trust of customers is easier to obtain.

In the competition in connection with our activities in investment, construction, management and operation of industrial parks, we face the competition of general construction contractors. However, we believe our expertise in logistics and overall planning of industrial park formation is stronger than competing construction enterprises. Through the OpCos, we adopted a practice of working with medium scale construction management units with high degrees of competence which enables us to provide our investment and construction management services at a lower price point than the leading construction enterprises in the market. At the same time, our expertise in investment and coordination ability enables customers to successfully complete the construction of the project with less capital investment.

The competition in industrial management and operation services of industrial parks mainly comes from the property management companies. The OpCos face market pressure to compete in regards to seeking and retaining service professionals, which have an effect on our services fees and make it difficult to keep up with the leading property management service companies. To address this, the OpCos have adopted a practice of introducing and vetting professional suppliers to ensure the quality of professional services. At the same time, we have adopted a practice of sharing service resources through multiple project bases to reduce the cost of various services and materials through centralized procurement, and therefore realize the benefits of shared services by setting up public service centers in each base.

Many of our partners and customers lag behind their competitors in terms of brand influence, direct sales capacity and supply chain system costs. By laying out the main body of the multiple links in the industry chain, we aim to help our customers to gradually get rid of the simple model of production and sales. We can help our customers achieve material benefits through the synergy of upstream and downstream linkages to avoid customers from forming losses due to short-term changes in raw materials or end markets. In addition, through the OpCos, we help our new energy customers to set up end power plant project development teams to fundamentally ensure the capacity absorption capability. These services enable us to have a close relationship with our partners and customers in terms of market services, which facilitates more stable income from our market services.

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

Regulations on Dividend Distributions

The principal laws, rules and regulations governing dividends distribution by companies in the PRC are the PRC Company Law, which applies to both PRC domestic companies and foreign-invested companies, and the Foreign Investment Law and its implementing rules, which apply to foreign-invested companies. Under these laws, regulations and rules, both domestic companies and foreign-invested companies in the PRC are required to set aside as general reserves at least 10% of their after-tax profit, until the cumulative amount of their reserves reaches 50% of their registered capital. PRC companies are not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

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

SAFE further enacted the Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving the Foreign Exchange Management Policies for Direct Investment, or the SAFE Circular 13, which allows PRC residents or entities to register with qualified banks in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. However, remedial registration applications made by PRC residents that previously failed to comply with the SAFE Circular 37 continue to fall under the jurisdiction of the relevant local branch of SAFE. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from distributing profits to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary.

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

Regulations Relating to Ownership of Companies Limited by Shares

Pursuant to the Company Law of the PRC, directors, supervisors and senior management members of a company limited by shares are required to report their shareholding in the company and changes in such shareholding to the company; and they shall not transfer more than 25% of their shareholding in the company during their term of service or transfer their shares within one year from the date on which the shares of the company are listed on a stock exchange. The directors, supervisors and senior management members are also prohibited from transferring their shares of the company within half a year after termination of their services.

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

The Draft Rules Regarding Overseas Listing stipulate that the Chinese-based companies, or the issuer, shall fulfill the filing procedures within three business days after the issuer makes an application for an initial public offering and listing in an overseas market. The required filing materials for an initial public offering and listing shall include but are not limited to, record-filing report and related undertakings; regulatory opinions, record-filing, approval and other documents issued by competent regulatory authorities of relevant industries (if applicable); and security assessment opinion issued by relevant regulatory authorities (if applicable); PRC legal opinion; and prospectus. In addition, an overseas offering and listing is prohibited under any of the following circumstances: (1) if the intended securities offering and listing is specifically prohibited by national laws and regulations and relevant provisions; (2) if the intended securities offering and listing may constitute a threat to or endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) if there are material ownership disputes over the equity, major assets, and core technology, etc. of the issuer; (4) if, in the past three years, the domestic enterprise or its controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (5) if, in past three years, directors, supervisors, or senior executives have been subject to administrative punishments for severe violations, or are currently under judicial investigation for suspected criminal offenses, or are under investigation for suspected major violations; (6) other circumstances as prescribed by the State Council. The Draft Administration Provisions defines the legal liabilities of breaches such as failure in fulfilling filing obligations or fraudulent filing conducts, imposing a fine between RMB 1 million and RMB 10 million, and in cases of severe violations, a parallel order to suspend relevant business or halt operation for rectification, revoke relevant business permits or operational license.

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

In April 2009, the Ministry of Finance (“MOF”) and SAT jointly issued the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or the Circular 59. In December 2009, SAT issued the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or the Circular 698. Both Circular 59 and Circular 698 became effective retrospective as of January 2008. In March 2011, SAT issued the Notice on Several Issues Regarding the Income Tax of Non-PRC Resident Enterprises, or the SAT Circular 24, effective in April 2011. By promulgating and implementing these circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise.

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

Value-Added Tax

The PRC Provisional Regulations on Value-Added Tax were promulgated by the State Council on December 13, 1993, which became effective on January 1, 1994 and were subsequently amended from time to time. The Detailed Rules for the Implementation of the PRC Provisional Regulations on Value-Added Tax (2011 Revision) was promulgated by the MOF on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the PRC Provisional Regulations on Business Tax and Amending the PRC Provisional Regulations on Value-Added Tax. Pursuant to these regulations, rules and decisions, all enterprises and individuals engaged in sale of goods, provision of processing, repair, and replacement services, sales of services, intangible assets, real property, and the importation of goods within the PRC territory are VAT taxpayers. On March 21, 2019, the MOF, the SAT, and the General Administration of Customs jointly issued the Announcement on Relevant Policies on Deepen the Reform of Value-Added Tax. Sales revenue represents the invoiced value of goods, net of VAT. The VAT is based on gross sales price, starting from April 1, 2019, VAT rate was lowered to 13%.

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

Export Registration

Pursuant to the Measures for the Supervision and Administration of Medical Device Production promulgated by the National Medical Products Administration (“CFDA”) and amended on November 11, 2017, the CFDA, in accordance with the spirit of the Notice of Guo Ban Fa [94] No. 66 of the State Council, conducts inspections of safety and legality of the exported products manufactured by domestic enterprises, grants legitimate production license in China (if these products are sold within Chinese territory) and files the relevant product information by its branches at the level of a districted city for recordation. In accordance with international practice, the quality of exported medical devices is mainly supervised by the importing countries. However, some importing countries/regions may require exporting enterprises to provide Medical Device Product Export Sales Certificates issued by the CFDA. Pursuant to Announcement on Issuing the Provisions on the Administration of Medical Device Product Export Sales Certificates, promulgated by the CFDA and effective on September 1, 2015, such exporting enterprises may apply to the provincial departments of the CFDA at the places where enterprises are located for Medical Device Product Export Sales Certificates

The premise of obtaining Medical Device Product Export Sales Certificates is that the relevant production enterprises have obtained medical device product registration certificates and production licenses or have undergone the formalities for recordation and production of medical device products in China. The valid period of Medical Device Product Export Sales Certificates, except being specified for one time use, shall not expire after the earliest deadline of any certificate among various certificates submitted by the enterprise amid the application materials, and shall be no longer than two years. Where the relevant materials submitted by an enterprise change, the enterprise shall report to the certificate issuing department in a timely manner. Where the relevant materials change, or the Medical Device Product Export Sales Certificate still needs to be used after its expiration, the enterprise shall apply for a new Medical Device Product Export Sales Certificate. Where the CFDA find that any relevant enterprises fail to meet the requirements of relevant regulations on production, they shall downgrade the credit ratings of such enterprises to lower levels; or, when any enterprises are considered failing to meet the requirements for issuance of certificates anymore, or the relevant materials submitted by the enterprises change, the provincial CFDA departments shall notify the relevant information in a timely manner.

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

Regulations Relating to Internet and Information

Regulations Relating to Telecommunication Services

The Administrative Measures on Internet Information Services, or ICP Measures, which was promulgated by the State Council in September 2000 and most recently amended on January 8, 2011, set forth more specific rules on the provision of internet information services. According to ICP Measures, any company that engages in the provision of commercial internet information services shall obtain a sub-category Value-Added Telecommunications Services (“VATS”) License for Internet Information Services, or ICP License, from the relevant government authorities before providing any commercial internet information services within the PRC. Pursuant to the above- mentioned regulations, “commercial internet information services” generally refer to provision of specific information content, online advertising, web page construction and other online application services through internet for profit making purpose.

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

Regulations on Internet Information Services

On September 25, 2000, the State Council promulgated the Administrative Measures on Internet Information Services, or the Internet Measures, which was later amended on January 8, 2011. Under the Internet Measures, a VATS license shall be obtained before conducting commercial internet information services in the PRC, and a filing requirement shall be satisfied before conducting non-commercial internet information service. The provision of information services through mobile apps is subject to the PRC laws and regulations governing Internet information services.

The content of the internet information is highly regulated in China and pursuant to the Internet Measures, the PRC government may shut down the websites of internet information providers and revoke their VATS licenses (for commercial Internet information services) if they produce, reproduce, disseminate or broadcast internet content that contains content that is prohibited by law or administrative regulations. Internet information services operators are also required to monitor their websites. They may not post or disseminate any content that falls within the prohibited categories, and must remove any such content from their websites, save the relevant records and make a report to the relevant governmental authorities. The PRC government may require corrective actions to address non-compliance by ICP License holders or revoke their ICP License for serious violations. In addition, as the internet information service providers, under the PRC Tort Liability Law, which became effective in July 2010, they shall bear tortious liabilities in the event they infringe upon other person’s rights and interests due to providing wrong or inaccurate content through the internet. Where an internet service provider conducts tortious acts through internet services, the infringed person has the right to request the internet service provider take necessary actions such as deleting contents, screening and de-linking. Failing to take necessary actions after being informed, the internet service provider will be subject to its liabilities with regard to the additional damages incurred. Where an internet service provider knows that an internet user is infringing upon other persons’ rights and interests through its internet service but fails to take necessary actions, it is jointly and severally liable with the internet user.

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

The Cybersecurity Review Measures, together with the Cybersecurity Law, specify that any purchase of network products and services by critical information infrastructure operators (the “CIIOs”) that may impact national security will be subject to the cybersecurity review. Where the purchase of network products and services by a CIIO influences or may influence state security, the CIIO shall notify the Cybersecurity Review Office, which is under the CAC, and a cybersecurity review shall be conducted pursuant to the Measures. According to Cybersecurity Review Measures, the CIIO shall be identified by the relevant department as protecting critical information infrastructure. In addition, under the Cybersecurity Review Measures, the term “network products and services” mainly refers to core network equipment; high-performance computers and servers; large-capacity storage devices; large-capacity databases and application software; network security equipment; cloud computing services; and other network products and services that have a significant impact on critical information infrastructure security. Under the Cybersecurity Law, where CIIOs use network products or services that have neither been reviewed for security, nor passed the cybersecurity review, they shall be ordered by the relevant competent departments to stop using such products or services, and a fine of no less than one, but no more than ten times the purchase amount shall be imposed. As for the persons directly in charge or otherwise directly responsible, a fine of no less than RMB 10,000 (approximately $1,543) but no more than RMB 100,000 (approximately $15,434) shall be imposed. Zeshi Health, Zhejiang Jingyuxin and FINE C+ Health as the internet information services provider, is therefore subject to the regulations relating to information security.

On July 10, 2021, the CAC issued a revised draft of the Measures for Cybersecurity Review for public comments. Further, on January 4, 2022, thirteen PRC regulatory agencies, namely, the CAC, NDRC, MIIT, the Ministry of Public Security, the Ministry of State Security, MOF, MOFCOM, SAMR, CSRC, PBC, the National Radio and Television Administration, National Administration of State Secrets Protection and the National Cryptography Administration, jointly adopted and published the Measures for Cybersecurity Review (2021), which became effective on February 15, 2022.

On June 10, 2021, the SCNPC promulgated the PRC Data Security Law, which became effective on September 1, 2021. The Data Security Law also sets forth the data security protection obligations for entities and individuals handling personal data, including that no entity or individual may acquire such data by stealing or other illegal means, and the collection and use of such data should not exceed the necessary limits. The costs of compliance with, and other burdens imposed by, Cybersecurity Law and any other cybersecurity and related laws may limit the use and adoption of our products and services and could have an adverse impact on our business. Further, if the enacted version of the Measures for Cybersecurity Review and/or the Network Internet Data Protection Draft Regulations (draft for comments) mandate clearance of cybersecurity review and other specific actions to be completed by companies like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

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

As confirmed by our PRC counsel, we, through the OpCos, are not affected by the Measures for Cybersecurity Censorship because we do not conduct our business through the internet and we do not have over one million users’ personal information.

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

Through the OpCos, we have signed written lease contracts for our existing business sites.

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

C.     Organizational Structure

Roan is a BVI company limited by shares, which serves as a holding company for the OpCos. The following is an organizational chart setting forth our corporate structure as of December 31, 2022 and as of the date of this report:

The following table lists the major holders of Roan’s ordinary shares:

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

Through the OpCos, we do not have any plants, but have office equipment in each office.

We believe that the facilities that we currently lease are adequate to meet our needs for the foreseeable future and will be able to obtain adequate facilities, principally through leasing of additional properties, to accommodate our future expansions, when needed.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information-E. Risk Factors” or in other parts of this annual report on Form 20-F.

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

Recent developments

New subsidiaries of Roan

On June 23, 2022, Zhongtan Future Industrial Operation (Hangzhou) Co., Ltd. (中碳未来产业运营（杭州）有限公司) (“Zhongtan Industrial Operation”), Roan’s wholly-owned subsidiary, was incorporated under the laws of the PRC. Zhongtan Industrial Operation provides industrial operation services focusing on new energy storage, new materials, and semiconductor industries.

On August 25, 2022, Zhongtan Future Industrial Operation (Jiaxing) Co., Ltd. (中碳未来产业运营（嘉兴）有限公司) (“Zhongtan Industrial Operation (JX)”), Roan’s wholly-owned subsidiary, was incorporated under the laws of the PRC. Zhongtan Industrial Operation (JX) provides industrial operation services focusing on new energy storage, new materials, and semiconductor industries.

New investments

On December 16, 2021, Hangzhou Zeshi Investment Partnership (Limited Partnership) (杭州泽时投资合伙企业(有限合伙) (“Hangzhou Zeshi”), Roan’s wholly-owned subsidiary, subscribed RMB 2 million as registered capital (approximately $0.29 million) in Zhongtan Future New Energy Industry Development (Zhejiang) Co., Ltd. （中碳未来新能源产业发展（浙江）有限公司） (“Zhongtan Future”), for 2% of its equity. On June 1, 2022, a shareholder of Zhongtan Future agreed to transfer 8% of its equity interest in Zhongtan Future to Hangzhou Zeshi. After the transfer, Hangzhou Zeshi owns 10% of the equity interest in Zhongtan Future.

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

We believe that our existing cash, cash equivalents, and marketable securities and our expected cash flows from operations will be sufficient to meet our cash needs for at least the next 12 months. Over the longer term, our future capital requirements will depend on many factors, including the growth rate of our financial guarantee services, financial consulting services and industrial operation services, our ability to raise outside capital, and any investments or acquisitions we may choose to pursue in the future. In the event that we need to borrow funds or issue additional equity, we cannot assure that any such additional financing will be available on terms acceptable to us, if at all. In addition, any future borrowings may result in additional restrictions on our business and any issuance of additional equity, including any ordinary shares issued in any future financing, would result in dilution to investors. If we are unable to raise additional capital when desired and on terms acceptable to us, our business, results of operations, and financial condition could be materially and adversely affected.

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

Off-balance Sheet Arrangements

We have not entered into any derivative contracts that are indexed to Roan’s ordinary shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

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

Under the CECL methodology, the allowance for credit losses has two components. (1) individual specific valuation allowances based on historical loss experience, aging of loan receivables due from third parties and accounts receivable, valuation of customers trade receivables pledged to the Company and other qualitative risk factors both internal and external to the Company (2) a general valuation allowance based on estimate probability of default and loss given default rates in order to response the forward-looking economic scenarios.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 3(mm) of our audited Consolidated Financial Statements included elsewhere in this annual report.

Forward Looking Statements

This annual report on Form 20-F contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “is currently reviewing,” “it is possible,” “subject to” and similar statements. Among other things, the sections titled “Item 3. Key Information-E. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects” in this annual report on Form 20-F, as well as our strategic and operational plans, contain forward-looking statements. We may also make written or oral forward-looking statements in our filings with the SEC, in our annual report to shareholders, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material and adverse effect on our financial condition and results of operations for one or more prior periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this annual report on Form 20-F. All information provided in this annual report on Form 20-F and in the exhibits is as of the date of this annual report on Form 20-F, and we do not undertake any obligation to update any such information, except as required under applicable law.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.     Directors and Senior Management

Roan’s directors hold office until the next annual general meeting of the stockholders or until their successors are elected and qualified, except for Roan’s External Directors who are elected for a term of three years. Roan’s officers are appointed by its Board of Directors and hold office until the earlier of their death, retirement, resignation, or removal.

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

The principal occupation and business experience during the past five years for Roan’s executive officers and directors is as follows:

Mr. Junfeng Wang was appointed as the Chairman of Roan’s Board of Directors, effective August 10, 2021. He served as Roan’s Executive Director from August 10, 2020 to August 10, 2021. He also serves as a director of Roan’s overseas subsidiaries (Adrie Global Limited; Fortis Industrial Group Limited; and China Roan Financial-Industrial Holdings Group Co. Ltd.) and supervisor of the OpCos in mainland China (Yifu Health; Zeshi Health; and Zeshi Insurance). Mr. Wang served as a Technical Director with Beijing Chenglianxin Technology Co., Ltd., Internet in Logistics Platform section from 2016 to July 2020. From 2015 to 2016, he held the technical director position with Juewei Group Beijing Digital Marketing Center in the Food Processing Department. Mr. Wang holds an MBA degree from Beijing University of Posts and Telecommunications.

Mr. Wenhao Wang was appointed as an executive director on October 4, 2022. Mr. Wang served as a managing director of investment banking of Southwest Securities Co., Ltd. from 2015 to 2021. Before joining Roan, he worked in securities brokerage, equity investment and banking businesses. His experience includes leadership roles in internal control and compliance practices in the process of corporate operations and proficiency in China’s capital market and financing practices. Prior to joining us, Mr. Wang served 33 large-scale companies in the financial field for over 11 years and managed more than RMB 4 billion (approximately $617 million) in equity investment and RMB 500 million (approximately $77 million) in fund investment as a financial advisor. Mr. Wang earned his bachelor’s degree in economics from Southwest University of Science and Technology in 2014.

Mr. Xiaoliang Liang was appointed as an independent director on December 20, 2021 and serves as the Chair of Roan’s Nominating and Corporate Governance Committee. He also serves as a director of our subsidiaries in mainland China (FINE C+ Interactive; FINE C+ Digital; and FINE C+ Health). Mr. Liang is the General Manager of Chongqing Yuhong Chuangneng IOT Technology Co., Ltd. and has held that position since July 2021. As the General Manager, he is responsible for the hydrogen fuel cell truck demonstration application, renewable energy hydrogen production, hydrogen refueling station construction and operation, vehicle big data platform construction and operation, and carbon finance and business related matters. Prior to that position, he was the General Manager of Beijing Qingshui Youyang New Energy Technology Co., Ltd. from January 2020 to July 2021. Mr. Liang was the Chief Financial Officer of Zhejiang Yuhui Sola Energy Resource Co., Ltd. from January 2018 to December 2019. Mr. Liang served as a Vice President of Tunghsu Azure Renewable Energy Co., Ltd. from May 2015 to December 2017. Mr. Liang holds a postgraduate degree in engineering management from the Beijing Graduate Institute of North China University of Water Resources and Electric Power, Beijing, China.

Mr. John Chen was appointed as an independent director and serves as Chairman of Roan’s Audit Committee on August 5, 2017. Mr. Chen is California Certified Public Accountant. Mr. Chen had been the Chief Financial Officer of General Steel Holding Inc. (OTCBB: GSIH) from May 2004 to April 2019 and has served as Vice President at Zhongbao Financial since August 2019. He also serves as an independent director at China Carbon Graphite Group, Inc. From 1997 to 2003, Mr. Chen was a Senior Accountant at Moore Stephens Frazer and Torbet. Mr. Chen received his Bachelor of Science degree in Business Administration, Accounting from California State Polytechnic University.

Ms. Yu Liu was appointed as an independent director on October 13, 2022, and serves as Chairman of Roan’s Compensation Committee. Ms. Liu, age 47 has over twenty years of human resources experience working directly with companies in the following industries: energy conservation, environmental protection, financial services, and manufacturing. Throughout her career, Ms. Liu has supported the management team of large companies through establishing human resources management systems, standardizing various work processes, and utilizing world-class human resources management technology and operation methods. Since March 2022, Ms. Liu has served as Vice President of Beijing Zero Carbon Research Institute at China Tianying Inc. Previously, she was a partner at Manpower GRC from November 2019, to March, 2022, and General Manager of Integrated Management Department of the Yinge Group from November, 2017, through August, 2019. After receiving a Bachelor degree in Economics at Dongbei University of Finance and Economics, Ms. Liu studied at and received a post-graduate certificate from Nankai University.

Mr. Zhiyong Tang was appointed as Roan’s Chief Executive Officer, effective August 25, 2021. Mr. Tang is currently serving as President of Zhejiang Lixin Enterprise Management Group Co., Ltd. Prior to that, Mr. Tang served as General Manager of Zhejiang Jing Yu Xin Financing Guarantee Co., Ltd. from 2015 to 2018; President of Zhongchuang International Finance Leasing Co., Ltd. from 2013 to 2015; Executive Vice President of China Financial Services Holdings Ltd. from 2010 to 2012; General Manager of Huale Tongda (Beijing) International Investment Management Registrant from 2004 to 2010. In addition, Mr. Tang worked in the Northern Investment Group Co., Ltd. from 1999 to 2004. Mr. Tang earned a master’s degree in accounting and finance science from Hong Kong Baptist University in 2015 and a master’s degree in public administration from Liaoning University in 2012.

Ms. Xiaolan Lin was appointed as Roan’s Chief Financial Officer, effective October 4, 2022. Prior to joining Roan, Ms. Lin served as Finance Director at Hangzhou MTT Technology Co., Ltd. from September 2019 to September 2022. Ms. Lin also served as Finance Director at Danfoss from March 2007 to August 2019. Ms. Lin holds an MBA degree from Lanzhou University of Technology.

Roan’s current Board of Directors consists of five directors. We are not a party to, and are not aware of, any voting agreements among our shareholders. In addition, there are no family relationships among our executive officers and directors.

Arrangements Concerning Election of Directors; Family Relationships

Roan’s current Board of Directors consists of five directors. Roan is not a party to, and is not aware of, any voting agreements among its shareholders. In addition, there are no family relationships among Roan’s executive officers and directors.

B.     Compensation

The aggregate compensation paid, share-based compensation, other payments expensed by us to our directors and executive officers with respect to the year ended December 31, 2022 was $299,430. This amount does not include business travel, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry. We do not currently have a stock option or other equity incentive plan. We may adopt one or more such programs in the future.

Our full-time employees are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are mandated defined contribution plans by government. We accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to state-sponsored plans out of the amounts accrued. Total expenses for the plans in relation to our employee directors were $nil for the year ended December 31, 2022.

C.     Board Practices

Board of Directors

Roan’s Board of Directors consists of five (5) members. Previously Roan had a practice of appointing directors to staggered three (3) year terms. On March 17, 2020, with the shareholders’ consent, Roan changed all the directors’ terms to one year. Each director holds office for one year, or until his or her earlier death, resignation or removal.

Director Independence

Even if Roan elects to be a controlled company, a majority of its Board is independent. An “independent director” is defined under the Nasdaq rules generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Roan’s Board has determined that John Chen, Yu Liu and Xiaoliang Liang are “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules. Roan’s independent directors will have regularly scheduled executive session meetings at which only independent directors are present.

Leadership Structure and Risk Oversight

The Board of Directors does not have a lead independent director. Mr. Junfeng Wang has been the Chairman of the Board since August 10, 2021. Mr. Liu Zhigang was the Chairman of the Board from March 18, 2020 to August 10, 2021 and was a co-chair of the Board and authorized to execute documents on Roan’s behalf on December 15, 2019. Mr. Wenhao Wang as appointed as an executive director on October 4, 2022.

Policies Regarding Board Attendance and Benefits on Termination

Roan’s directors are expected to attend Board meetings as frequently as necessary to properly discharge their responsibilities and to spend the time needed to prepare for each meeting. Roan’s directors are expected to attend annual meetings of shareholders. We do not have written agreements with any directors providing for benefits upon the termination of such director’s relationship with us.

Committees of the Board of Directors

The standing committees of Roan’s Board currently consists of an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee.

Audit Committee

Roan has established an Audit Committee of the Board of Directors. As of December 31, 2022, Messrs. John Chen, Ms. Yu Liu, and Mr. Xiaoliang Liang served as members of our Audit Committee and they are all independent. Dr. Yiguo Xu’s term ended on October 13, 2022 and succeeded by Ms. Yu Liu on October 13, 2022. Mr. John Chen served as chairman of the Audit Committee.

Each member of the Audit Committee is financially literate and the Board of Directors has determined that Mr. John Chen qualifies as an “Audit Committee financial expert” as defined in applicable SEC rules.

Roan has adopted an Audit Committee charter, which details the responsibilities of the Audit Committee, including:

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

Compensation Committee

As of December 31, 2022, the members of Roan’s Compensation Committee were Messrs. John Chen, Ms. Yu Liu and Mr. Xiaoliang Liang, succeeding Dr. Yiguo Xu whose term ended on October 13, 2022. Ms. Yu Liu serves as Chairperson of the Compensation Committee. Roan has adopted a Compensation Committee charter, which details the principal functions of the Compensation Committee, including:

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

Corporate Governance and Nominating Committee

Roan’s Corporate Governance and Nominating Committee will be responsible for, among other matters:

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

As of December 31, 2022, Roan’s Corporate Governance and Nominating Committee consisted of Messrs. John Chen, Ms. Yu Liu and Mr. Xiaoliang Liang, with Mr. Xiaoliang Liang serving as the Chairman of the Corporate Governance and Nominating Committee. Dr. Yiguo Xu’s term ended on October 13, 2022 and succeeded by Ms. Yu Liu on October 13, 2022.

D.     Employees

As of December 31, 2022, the Company had 42 full time employees, including 3 members of Senior Management Team employed by Roan Holdings Group Co., Ltd., 11 employees employed by the subsidiaries of Adrie, 28 employees employed by the subsidiaries of Lixin. The Roan Group have executed employment contracts with their employees in accordance with PRC Labor Law and Labor Contract Law. There are no collective bargaining contracts covering any of its employees. The Company believes its relationship with its employees is satisfactory.

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

E.     Share Ownership

For information concerning the beneficial ownership of Roan’s ordinary shares by our executive officers and directors, see the table in Item 7A. “Major Shareholders and Related Party Transactions-Major shareholders.”

F.      Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.     Major Shareholders

The following table sets forth information relating to the beneficial ownership of Roan’s ordinary shares as of May 15, 2023, by:

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

Change of Control

In January 2020, Roan’s prior Chief Financial Officer, Ms. Jingping Li, resigned from such position. In March 2020, Ms. Li ceased to serve on the Board of Directors, and the original shareholder and former director, Shuangping Feng, was elected to the Board to replace Ms. Li. As a result of such departures, Ms. Li ceased to exercise control over Roan. Roan’s current largest shareholders and the Board of Directors exercise effective control of it as of the date of this filing. Except as described in this Annual Report, no arrangements or understandings exist among present or former controlling shareholders with respect to the election of members of Roan’s Board of Directors and, to Roan’s knowledge, no other arrangements exist that might result in a change of control.

B.     Related Party Transactions

The following is a list of material transactions, or series of related material transactions in the last three fiscal years, to which Roan was a party and in which the other parties include Roan’s directors, executive officers, holders of more than 5% of its voting securities, or any member of the immediate family of any of the foregoing persons.

Roan’s relationship with related parties which had transactions with Roan are summarized as follows:

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

2)      Balances with related parties

The amount due to (from) related parties and operating lease liabilities with related parties are non-trade in nature, unsecured and repayable on an agreed schedule. The remaining balances with related parties are unsecured, non-interest bearing and repayable on normal credit terms.

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

Save as disclosed above, the Company has ongoing relations with related party as noted below:

Jialin Zhu:    The Company has one operating lease with Jialin Zhu, a director of Lixin Cayman, a subsidiary of the Company. The operating lease represents Roan’s subsidiary’s office spaces. Under the operating lease, rent paid to Jialin Zhu was approximately $46,706 for the year ended December 31, 2022.

C.     Interests of Experts and Counsel

Not applicable.

ITEM 8.    FINANCIAL INFORMATION

A.     Consolidated Statements and Other Financial Information.

Financial Statements

See Item 18 “Financial Statements” included in this Annual Report.

Legal Proceedings

Roan is not currently a party to existing or pending legal proceedings against us, and Roan has no knowledge of any threatened litigation, nor is Roan involved as a plaintiff in any proceeding or pending litigation. There are no proceedings in which any of Roan’s directors, officers or any of their respective affiliates, or any beneficial stockholder, is an adverse party or has a material interest adverse to Roan’s interest.

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

ITEM 9. THE OFFER AND LISTING

A.     Offer and Listing Details

Roan’s ordinary shares and warrants have been listed on the OTC Pink Open Market (“OTC Market”) since January 8, 2020 under the symbols “RAHGF” and “RONWF,” respectively. Prior to January 8, 2020, Roan’s warrants were quoted under the symbol “CLDCF.” Roan’s ordinary shares were listed on the Nasdaq Capital Market (the “Nasdaq Stock Market”) under the symbol “CLDC” before being delisted on September 6, 2019, and had since been quoted on the OTC Market under the symbol “CLDOF” until the symbol was changed to “RAHGF.”

The transfer agent for Roan’s ordinary shares and warrants is Continental Stock Transfer & Trust Company, 17 Battery Place, New York, New York 10004.

B.     Plan of Distribution

Not applicable.

C.     Markets

Roan’s ordinary shares and warrants are currently quoted on the OTC Market under the symbols “RAHGF” and “RONWF,” respectively.

D.     Selling Shareholders

Not applicable.

E.     Dilution

Not applicable.

F.      Expenses of the Issue

Not applicable.

ITEM 10.  ADDITIONAL INFORMATION

A.     Share Capital

Not applicable.

B.     Memorandum and Articles of Association

General

Roan is a company incorporated in the British Virgin Islands as a BVI business company (company number 1819503) and Roan’s affairs are governed by our Memorandum and Articles of Association, the BVI Business Companies Act, 2004, as amended, (the “Companies Act”) and the common law of the British Virgin Islands. Roan is authorized to issue an unlimited number of both ordinary shares of no par value and preferred shares of no par value. Roan’s ordinary shares are not subject to any restriction or limitation on foreign ownership.

Ordinary Shares

As of December 31, 2022, there were 25,287,851 ordinary shares of Roan outstanding. Under the Companies Act, the ordinary shares are deemed to be issued when the name of the shareholder is entered in Roan’s register of members.

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

Roan’s Board of Directors consists of one class of directors. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors (provided that, holders of at least 75% of Roan’s shares can remove a director with or without cause).

Roan’s shareholders are entitled to receive ratable dividends when, as and if declared by the Board of Directors out of funds legally available therefor.

In the event of a liquidation or winding up of the Company, Roan’s shareholders are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of shares, if any, having preference over the ordinary shares. Roan’s shareholders have no preemptive or other subscription rights. There are no sinking fund provisions applicable to the ordinary shares, except that Roan will provide its shareholders with the redemption rights set forth above. The shareholders of Roan’s ordinary shares do not have liability to further capital calls by Roan, and there are no provisions discriminating against any existing or prospective holder of securities as a result of the shareholder owning a substantial number of shares.

Preferred Shares

Roan’s charter authorizes the issuance without shareholder approval of an unlimited number of preferred shares divided into five classes, Class A through Class E, each with such designation, rights and preferences as are set out in the Amended Memorandum and Articles of Association or as may be determined by a resolution of its Board of Directors to amend the charter to create such designations, rights and preferences. Roan has five classes of preferred shares to give flexibility as to the terms on which each class is issued. Accordingly, starting with five classes of preferred shares will allow Roan to issue shares at different times on different terms. Roan’s Board of Directors is empowered, without shareholder approval, to issue preferred shares with dividend, liquidation, redemption, voting or other rights, which could adversely affect the voting power or other rights of the holders of ordinary shares. These preferred shares could be utilized as a method of discouraging, delaying or preventing a change in control of Roan.

The rights of preferred shareholders may only be amended by a resolution to amend Roan’s charter, provided such amendment is also approved by a separate resolution of a majority of the votes of preferred shareholders who being so entitled attend and vote at the class meeting of the relevant preferred class. If Roan’s preferred shareholders want it to hold a meeting of preferred shareholders (or of a class of preferred shareholders), such shareholders may requisition the directors to hold one upon the written request of preferred shareholders entitled to exercise at least 30 percent of the voting rights in respect of the matter (or class) for which the meeting is requested. Under BVI law, we may not increase the required percentage to call a meeting above 30 percent.

As of December 31, 2022, there were 715,000 Class A Convertible Preferred Shares and 291,795,150 Class B Convertible Preferred Shares issued and outstanding.

Class A Convertible Preferred Shares

On July 6, 2016, in connection with of the Business Combination with Adrie, we issued 715,000 shares of Class A Preferred Shares in a PIPE offering. The total amount raised from the issuance of Class A Preferred Shares was $8,580,000. Pursuant to the terms of a Share Exchange Agreement by and among DT Asia, DeTiger Holdings Limited, Adrie, Adrie’s shareholders and Li Jingping as the seller’s representative, immediately prior to the consummation of the Business Combination, we consummated a private placement of 715,000 shares of newly created Class A Preferred Shares. The Class A Preferred Shares were sold at a purchase price of $12.00 per share and have treated the Class A Preferred Shares as being entitled to a dividend of 8% per annum. Each Class A Preferred Share is convertible, at any time, into one ordinary share at an initial conversion price of $12.00 per share, subject to adjustment; provided, however that the Class A Preferred Shares shall automatically convert at such time that the average closing price of the ordinary shares is at least $6.00. In the event of any liquidation, winding-up or dissolution, whether voluntary or involuntary, each holder of a Class A Preferred Shares shall be entitled to receive a liquidation preference of $12.00 per share, plus an amount equal to accumulated and unpaid dividends on such shares to (but excluding) the date fixed for liquidation, winding-up or dissolution to be paid out of Roan’s assets available for distribution to its members, after satisfaction of liabilities owed to Roan’s creditors and holders of any senior shares and before any payment or distribution is made to holders of any ordinary shares or other securities with rights junior to those of the Class A Preferred Shares. No sale of all or substantially all of the Roan Group’s assets or business taken as a whole (other than in connection with its liquidation, winding-up or dissolution), merger or consolidation of us into or with any other person, the sale of a majority of Roan’s outstanding equity interests, nor other reorganization event or other similar transaction that results in a change in control shall be deemed to be a liquidation, winding-up or dissolution, voluntary or involuntary.

Each Class A Preferred Share confers upon the holder thereof, unless waived by such holder the right to: (a) one vote at a shareholder meeting or on any shareholder resolution; (b) be redeemed on the redemption date of such shares; (c) the dividends on Class A Preferred Shares; (d) the right to the liquidation preference of sure shares; and (e) convert to ordinary shares and the obligation to convert to ordinary shares, pursuant to the provisions of Roan’s Amended Memorandum and Articles of Association.

On December 6, 2019, Roan amended its Memorandum and Articles of Association to (a) create a new class of shares designated as the Class B Preferred Shares, and (b) amend the rights of the existing Class A Preferred Shares, among other things, to allow for the new Class B Preferred Shares to rank senior to the Class A Preferred Shares on a liquidation.

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

Roan’s Amended Memorandum and Articles of Association do not include sinking fund provisions or liability to further capital calls by it, and there are no provisions discriminating against any existing or prospective holder of securities as a result of the shareholder owning a substantial number of shares with regards to the Class A Preferred Shares.

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

Warrants

As of December 31, 2022, there are no outstanding warrants to purchase Roan’s securities.

On July 9, 2022, 623,078 warrants to purchase Roan’s securities expired, 576,924 of which were issued to investors in a private placement in July 2018 and 46,154 of which were issued to the placement agent of the private placement.

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

Registration Rights

Concurrently with the consummation of Roan’s IPO in October 2014, we granted certain investors registration rights pursuant to a Registration Rights Agreement. The holders of 25% of the securities subject to the Registration Rights Agreement are entitled to make up to three demands, excluding short form registration demands, to require us to register such securities for sale under the Securities Act. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed by us after the Business Combination.

We have agreed to use commercially reasonable efforts to have a registration statement registering the resale of Roan’s ordinary shares issuable upon conversion of the Class A Preferred Shares under the Securities Act declared effective within one hundred eighty (180) days after the closing of the Business Combination.

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

On December 21, 2017, we registered 2,229,572 ordinary shares, 2,420,260 warrants to purchase ordinary shares and 1,210,130 ordinary shares issuable upon exercise of Roan’s warrants on a registration statement on Form F-1 effective on December 21, 2017.

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

Differences in Corporate Law

The Companies Act and the laws of the BVI affecting BVI companies like Roan’s and Roan’s shareholders differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the material differences between the provisions of the laws of the British Virgin Islands applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

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

Anti-takeover provisions in our Amended Memorandum and Articles of Association

Some provisions of Roan’s Amended Memorandum and Articles of Association may discourage, delay or prevent a change in control of the company or management that shareholders may consider favorable. Under BVI law, Roan’s directors may only exercise the rights and powers granted to them under our Amended Memorandum and Articles of Association, as amended and restated from time to time, as they believe in good faith to be in the best interests of the company.

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

Shareholder action by written consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. BVI law provides that, subject to the memorandum and articles of association of a company, that company’s shareholders may approve corporate matters by way of a written resolution without a meeting signed by or on behalf of shareholders sufficient to constitute the requisite majority of shareholders who would have been entitled to vote on such matter at a general meeting; provided that if the consent is less than unanimous, notice must be given to all non-consenting shareholders. Roan’s Amended Memorandum and Articles of Association permit shareholders to act by written consent.

Shareholder proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the Board of Directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. British Virgin Islands law allows shareholders holding not less than 30% of the votes of the outstanding voting shares to requisition a shareholders’ meeting. We are not obliged by law to call shareholders’ annual general meetings, but Roan’s Amended Memorandum and Articles of Association do permit the directors to call such a meeting.

Cumulative voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a Board of Directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under BVI law, our Amended Memorandum and Articles of Association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Roan’s Amended Memorandum and Articles of Association, directors can be removed from office, with or without cause, by a resolution of shareholders passed at a meeting of shareholders called for the purposes of removing the Director, by a written resolution passed by at least 75% of our shareholders or by a resolution of directors passed at a meeting of directors.

Transactions with interested shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors. BVI law has no comparable statute. Roan’s Amended Memorandum and Articles of Association allows interested party transactions to be approved by a majority of the members of the

Board of Directors who do not have an interest in the transaction, if such directors having been provided with access to the company’s attorney or independent legal counsel, unless the disinterested directors determine that the terms of such transaction are no less favorable to us than those that would be available to us with respect to such a transaction from unaffiliated third parties.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the Companies Act and Roan’s Amended Memorandum and Articles of Association, we may appoint a voluntary liquidator by a resolution of the shareholders or a resolution of the directors.

Variation of rights of shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Roan’s Amended Memorandum and Articles of Association, if at any time its shares are divided into different classes of shares, the rights attached to any class may only be varied, whether or not the Company is being liquidated, with the consent in writing of or by a resolution passed at a meeting by the holders of not less than 50 percent of the issued shares in that class that are entitled to vote on the variation and actually vote thereon.

Amendment of governing documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by BVI law, Roan’s Amended Memorandum and Articles of Association may be amended by a resolution of shareholders and, subject to certain exceptions, by a resolution of directors. Any amendment is effective from the date it is registered at the Registry of Corporate Affairs in the British Virgin Islands.

Directors’ Interests

Any director of Roan who has a direct or indirect interest in any transaction entered, or to be entered, into by Roan, must disclose such interest to all of Roan’s other directors promptly upon becoming aware of his or her interest in the transaction.

A transaction Roan enters into in which one or more of Roan’s directors has a direct or indirect interest is voidable by us unless the director’s interest was (i) disclosed to Roan’s Board of Directors prior to Roan’s entrance into the transaction or (ii) the transaction is (a) between the director and Roan and (ii) the transaction is in the ordinary course of Roan’s business and on usual terms and conditions.

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

A director, subject to compliance with the Companies Act and Roan’s Amended Memorandum and Articles of Association shall not, by reason of his or her office, be accountable to Roan for any benefit which he or she derives from such transaction and no such transaction shall be liable to be avoided on the grounds of any such interest or benefit.

In addition to the above, prior to the consummation of any transaction with:

(a)     any of Roan’s affiliates;

(b)    any shareholder owning an interest in our voting power that gives such shareholder a significant influence over Roan;

(c)     any director or executive officer and any relative of such director or executive officer; and

(d)    any person in which a substantial interest in our voting power is owned, directly or indirectly, by a person referred to in (b) and (c) or over which such a person is able to exercise significant influence, such transaction must be approved by a majority of the members of the Board of Directors who do not have an interest in the transaction, such directors having been provided with access (at our expense) to Roan’s attorney or independent legal counsel, unless the disinterested directors determine that the terms of such transaction are no less favorable to Roan than those that would be available to us with respect to such a transaction from unaffiliated third parties.

The compensation of our directors is set by resolution of our Board of Directors, and is subject to the interested directors limitations set forth above. In the absence of an independent quorum, a director may not vote to award compensation to themselves, their relatives, or anybody in which they have an material interest.

Our articles of association provide that Roan’s directors may, by resolution of Roan’s Board of Directors, exercise all of our powers to incur indebtedness, liabilities or obligations and to secure indebtedness, liabilities or obligations whether of us or of any third party. Any variation to this power would require our articles of association to be amended to include such variation.

There is no age after which Roan’s directors must retire from their positions.

Amendment of governing documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by British Virgin Islands law, Roan’s memorandum and articles of association may be amended by a resolution of shareholders and, subject to certain exceptions, by a resolution of directors. Any amendment is effective from the date it is registered at the Registry of Corporate Affairs in the British Virgin Islands.

C.     Material Contracts

Roan has not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this Annual Report.

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

E.     Taxation

The following description is not intended to constitute a complete analysis of all tax consequences relating to the ownership and disposition of Roan’s ordinary shares. You should consult your own tax advisor concerning the tax consequences in your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

British Virgin Islands Taxation

Under the law of the British Virgin Islands as currently in effect, a holder of Roan’s ordinary shares who is not a resident of the British Virgin Islands is not liable for British Virgin Islands income tax on dividends paid with respect to such shares, and all holders of Roan’s securities are not liable to the British Virgin Islands for income tax on gains realized on the sale or disposal of such securities. The British Virgin Islands does not impose a withholding tax on dividends paid by a company incorporated or re-registered under the Companies Act.

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

In addition, State Administration of Taxation (“SAT”) Circular 82 issued in April 2009 specifies that certain offshore-incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if all of the following conditions are met: (a) senior management personnel and core management departments in charge of the daily operations of the enterprises have their presence mainly in the PRC; (b) their financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) major assets, accounting books and company seals of the enterprises, and minutes and files of their board’s and shareholders’ meetings are located or kept in the PRC; and (d) half or more of the enterprises’ directors or senior management personnel with voting rights habitually reside in the PRC. Further to SAT Circular 82, the SAT issued Announcement of the State Administration of Taxation on Printing and Distributing the Administrative Measures for Income Tax on Chinese-controlled Resident Enterprises Incorporated Overseas (Trial Implementation) (the “SAT Bulletin 45”) on July 27, 2011, which took effect on September 1, 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on PRC resident enterprise status and administration on post-determination matters. If the PRC tax authorities determine that we are a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, we may be subject to enterprise income tax at a rate of 25% with respect to our worldwide taxable income. Also, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ordinary shares and potentially a 20% of withholding tax would be imposed on dividends we pay to our non-PRC individual shareholders and with respect to gains derived by our non-PRC individual shareholders from transferring our shares or ordinary shares.

It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. See “Risk Factors — Risk Factors Related to Doing Business in China.”

The SAT and the MOF issued the Notice of Ministry of Finance and State Administration of Taxation on Several Issues relating to Treatment of Corporate Income Tax Pertaining to Restructured Business Operations of Enterprises (the “SAT Circular 59”) in April 2009, which took effect on January 1, 2008. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, which took effect on December 1, 2017 and was amended on June 15, 2018 (the “SAT Circular 37”). By promulgating and implementing the SAT Circular 59 and the SAT Circular 37, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-PRC resident enterprise.

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

U.S. Federal Income Taxation

General

The following is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of Roan’s ordinary shares. The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of Roan’s ordinary shares that is for U.S. federal income tax purposes:

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

A beneficial owner of Roan’s ordinary shares that is described above is referred to herein as a “U.S. Holder.” If a beneficial owner of Roan’s ordinary shares is not described as a U.S. Holder and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder.” The material U.S. federal income tax consequences applicable specifically to Non-U.S. Holders are described below under the heading “Non-U.S. Holders.”

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that own and hold Roan’s ordinary shares as capital assets within the meaning of Section 1221 of the Code, and does not discuss the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

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

•        persons that acquired Roan’s ordinary shares pursuant to an exercise of employee options, in connection with employee incentive plans or otherwise as compensation;

•        persons that hold Roan’s ordinary shares as part of a straddle, constructive sale, hedging, conversion or other integrated transaction;

•        persons whose functional currency is not the U.S. dollar;

•        controlled foreign corporations; or

•        passive foreign investment companies.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws or, except as discussed herein, any tax reporting obligations applicable to a holder of Roan’s ordinary shares. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold Roan’s ordinary shares through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of Roan’s ordinary shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distribution made (or deemed made) in respect of Roan’s ordinary shares and any consideration received (or deemed received) by a holder in connection with the sale or other disposition of such ordinary shares will be in U.S. dollars. In addition, this discussion assumes that we will be treated as a foreign corporation for U.S. federal income tax purposes.

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

THIS DISCUSSION IS ONLY A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF ROAN’S ORDINARY SHARES. IT IS NOT TAX ADVICE. EACH HOLDER OF ROAN’S ORDINARY SHARES IS URGED TO CONSULT ITS OWN TAX ADVISOR IN RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF ROAN’S ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND ANY APPLICABLE TAX TREATIES.

U.S. Holders

Taxation of Cash Distributions Paid on Ordinary Shares

Subject to the passive foreign investment company (“PFIC”) rules discussed below, a U.S. Holder generally will be required to include in gross income as ordinary income the amount of any cash dividend paid on Roan’s ordinary shares. A cash distribution on such ordinary shares generally will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of Roan’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Such dividend generally will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The portion of such cash distribution, if any, in excess of such earnings and profits will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in Roan’s ordinary shares. Any remaining excess generally will be treated as gain from the sale or other taxable disposition of such ordinary shares.

With respect to non-corporate U.S. Holders, any such dividends may be subject to U.S. federal income tax at the lower applicable regular long term capital gains tax rate (see “— Taxation on the Disposition of Ordinary Shares” below) provided that (1) Roan’s ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a PFIC, as discussed below, for either the taxable year in which such dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under published IRS authority, ordinary shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include the Nasdaq Capital Market. Although Roan’s ordinary shares are currently listed on the Nasdaq Capital Market, U.S. Holders nevertheless should consult their own tax advisors regarding the availability of the lower rate for any dividends paid in respect to Roan’s ordinary shares.

Taxation on the Disposition of Ordinary Shares

Upon a sale or other taxable disposition of Roan’s ordinary shares, and subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the ordinary shares.

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

Passive Foreign Investment Company Rules

A foreign (i.e., non-U.S.) corporation will be a PFIC if either (a) at least 75% of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income, or (b) at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents, royalties (other than certain rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

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

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of Roan’s ordinary shares, and such U.S. Holder did not make either a timely qualified electing fund (“QEF”) election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Roan’s ordinary shares, a QEF election along with a purging election or a mark-to-market election, each as described below, such holder generally will be subject to special rules for regular U.S. federal income tax purposes in respect to:

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

In general, if we are determined to be a PFIC, a U.S. Holder may avoid the PFIC tax consequences described above in respect to Roan’s ordinary shares by making a timely QEF election (or a QEF election along with a purging election). Pursuant to the QEF election, a U.S. Holder will be required to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

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

If a U.S. Holder has made a QEF election in respect to Roan’s ordinary shares, and the special tax and interest charge rules do not apply to such ordinary shares (because of a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares or a QEF election along with a purge of the PFIC taint pursuant to a purging election, as described below), any gain recognized on the sale or other taxable disposition of such ordinary shares generally will be taxable as capital gain and no interest charge will be imposed. As discussed above, for regular U.S. federal income tax purposes, U.S. Holders of a QEF are currently taxed on their pro rata shares of the QEF’s earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable as a dividend to such U.S. Holders. The adjusted tax basis of a U.S. Holder’s ordinary shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning ordinary shares in a QEF.

Although a determination as to our PFIC status will be made annually, an initial determination that we are a PFIC generally will apply for subsequent years to a U.S. Holder who held Roan’s ordinary shares while we were a PFIC, whether or not we meet the test for PFIC status in those subsequent years. A U.S. Holder who makes the QEF election discussed above for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) Roan’s ordinary shares, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such ordinary shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime in respect to such ordinary shares for any of our taxable years that end within or with a taxable year of the U.S. Holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our taxable years in which we are a PFIC and during which the U.S. Holder holds (or is deemed to hold) Roan’s ordinary shares, the PFIC rules discussed above will continue to apply to such shares unless the holder files on a timely filed U.S. income tax return (including extensions) a QEF election and a purging election to recognize under the rules of Section 1291 of the Code any gain that it would otherwise recognize if the U.S. Holder sold shares for their fair market value on the “qualification date.” The qualification date is the first day of our tax year in which we qualify as a QEF with respect to such U.S. Holder. The purging election can only be made if such U.S. Holder held shares on the qualification date. The gain recognized by the purging election generally will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder generally will increase the adjusted tax basis in its shares by the amount of gain recognized and will also have a new holding period in the shares for purposes of the PFIC rules.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns ordinary shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election in respect to such ordinary shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) Roan’s ordinary shares and for which we are determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its ordinary shares as long as such shares continue to be treated as marketable stock. Instead, in general, the U.S. Holder will include as ordinary income for each year that we are treated as a PFIC the excess, if any, of the fair market value of its ordinary shares at the end of its taxable year over the adjusted tax basis in its ordinary shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted tax basis of its ordinary shares over the fair market value of its ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s adjusted tax basis in its ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the ordinary shares in a taxable year in which we are treated as a PFIC will be treated as ordinary income. Special tax rules may also apply if a U.S. holder makes a mark-to-market election for a taxable year after the first taxable year in which the U.S. Holder holds (or is deemed to hold) its ordinary shares and for which we are determined to be a PFIC.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, including the Nasdaq Capital Market, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Since Roan’s ordinary shares are not currently listed on the Nasdaq Capital Market, U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our Roan’s ordinary shares.

If we are a PFIC and, at any time, have a foreign subsidiary that is classified as a PFIC, a U.S. Holder of Roan’s ordinary shares generally should be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, or the U.S. Holder were otherwise deemed to have disposed of an interest in, the lower-tier PFIC. Upon request, we will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder no later than 90 days after the request the information that may be required to make or maintain a QEF election in respect to the lower-tier PFIC. However, there is no assurance that we will have timely knowledge of the status of any such lower-tier PFIC or will be able to cause the lower-tier PFIC to provide the required information. A mark-to-market election generally would not be available in respect to such a lower-tier PFIC. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) ordinary shares in a PFIC during any taxable year of the U.S. Holder may have to file an IRS Form 8621 (whether or not a QEF election or mark-to-market election is or has been made) with such U.S. Holder’s U.S. federal income tax return and provide such other information as may be required by the U.S. Treasury Department.

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of Roan’s ordinary shares should consult their own tax advisors concerning the application of the PFIC rules to Roan’s ordinary shares under their particular circumstances.

Additional Taxes

U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, without limitation, dividends on, and gains from, the sale or other taxable disposition of, Roan’s ordinary shares, subject to certain limitations and exceptions. Under applicable regulations, in the absence of a special election, such unearned income generally would not include income inclusions under the QEF rules discussed above under “— Passive Foreign Investment Company Rules,” but would include distributions of earnings and profits from a QEF. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of Roan’s ordinary shares.

Non-U.S. Holders

Cash dividends paid to a Non-U.S. Holder in respect to Roan’s ordinary shares generally will not be subject to U.S. federal income tax unless such dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other taxable disposition of Roan’s ordinary shares unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of such sale or other disposition and certain other conditions are met (in which case, such gain from U.S. sources generally is subject to U.S. federal income tax at a 30% rate or a lower applicable tax treaty rate).

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

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes will apply to cash distributions made on Roan’s ordinary shares within the United States to a U.S. Holder (other than an exempt recipient) and to the proceeds from sales and other dispositions of Roan’s ordinary shares by a U.S. Holder (other than an exempt recipient) to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances. In addition, certain information concerning a U.S. Holder’s adjusted tax basis in its ordinary shares and adjustments to that tax basis and whether any gain or loss with respect to such ordinary shares is long-term or short-term also may be required to be reported to the IRS, and certain holders may be required to file an IRS Form 8938 (Statement of Specified Foreign Financial Assets) to report their interest in Roan’s ordinary shares.

Moreover, backup withholding of U.S. federal income tax at a rate of 28%, generally will apply to cash dividends paid on Roan’s ordinary shares to a U.S. Holder (other than an exempt recipient) and the proceeds from sales and other dispositions of Roan’s ordinary shares by a U.S. Holder (other than an exempt recipient), in each case who:

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

F.      Dividends and Paying Agents

Not applicable.

G.     Statement by experts

Not applicable.

H.     Documents on display

You may inspect Roan’s securities filings, including this Annual Report and the exhibits and schedules thereto, without charge at the offices of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of the Annual Report from the Public Reference Section of the SEC, 100 F Street, NE, Washington, D.C. 20549 upon the payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants like Roan that file electronically with the SEC. You can also inspect the Annual Report on this website.

A copy of each document (or a translation thereof to the extent not in English) concerning the Roan Group that is referred to in this Annual Report is available for public view (subject to confidential treatment of certain agreements pursuant to applicable law) at No. 1 Building, 5 Bailiantan Road, Yuhang District, Hangzhou, Zhejiang The People’s Republic of China.

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

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.     Debt Securities

Not applicable.

B.     Warrants and Rights

Not applicable.

C.     Other Securities

Not applicable.

D.     American Depositary Shares

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

(b)-(c)        Management’s annual report on internal control over financial reporting and attestation report of the registered public accounting firm

Management’s Annual Report on Internal Control Over Financial Reporting

Roan’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of Roan’s management, including Roan’s CEO and CFO, Roan conducted an evaluation of the effectiveness of our internal control over financial reporting. Roan’s management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, it used the criteria established in the updated framework in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 1992 and updated in May 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on Roan’s assessment, as of December 31, 2022, Roan’s internal control over financial reporting is ineffective.

The material weaknesses identified exist mainly because Roan does not have sufficient personnel with appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP.

To remedy identified material weakness, Roan has undertaken and will continue to undertake steps to strengthen our internal control over financial reporting. These measures include the following:

•        Roan has hired new accounting staff and consultant with appropriate U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework;

•        Roan has and will continue providing U.S. GAAP training to accounting department staff;

•        Roan has taken steps to improve internal audit function and internal control policies, and monitoring controls, to ensure our operating processes follow our control procedures;

•        Roan has assigned, and plan to continue to improve, clear oversight roles and responsibilities for accounting and financial reporting staff to address accounting and financial reporting issues.

Roan’s management, including Roan’s Chief Executive Officer, believes the measures described above and others that will be implemented will remediate the control deficiencies identified and will strengthen our internal control over financial reporting. Management is committed to continuous improvement of the Company’s internal control processes and will continue to diligently review our financial reporting controls and procedures.

Roan does not expect that its disclosure controls and procedures or internal controls will prevent all errors and all fraud.

Attestation report of the registered public accounting firm

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by Roan’s registered public accounting firm pursuant to the rules of the SEC.

(d)    Change in internal control over financial reporting

Except for the matters described above, there have been no changes in Roan’s internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

ITEM 16.  [RESERVED]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT.

Roan’s Board of Directors has determined that Mr. John Chen, a member of Roan’s audit committee is an audit committee financial expert as defined by rules of the U.S. Securities and Exchange Commission and is an independent director under Nasdaq Listing Rules. Although Roan is not currently listed on the Nasdaq, Roan has opted to voluntarily comply with the Nasdaq Listing Rules.

ITEM 16B.   CODE OF ETHICS.

Roan has adopted a Code of Ethics that applies to all of its employees, including Roan’s Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer. Our Code of Ethics is available on our corporate website. If Roan amends or grant a waiver of one or more of the provisions of its Code of Ethics, Roan intend to satisfy the requirements under Form 6-K regarding the disclosure of amendments to or waivers from provisions of our Code of Ethics that apply to its principal executive officer, principal financial officer and principal accounting officer by posting the required information on our website at the above address. Roan will provide any person, free of charge, a copy of our code of ethics upon written request to its office at No. 1 Building, 5 Bailiantan Road, Yuhang District, Hangzhou, Zhejiang The People’s Republic of China.

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
All Other Fees
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

Not applicable.

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

ITEM 16I.     DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 16J.   INSIDER TRADING POLICIES.

Pursuant to applicable SEC transition guidance, the disclosure required by Item 16J will be applicable to the Company from the fiscal year ending December 31, 2023.

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

The accompanying notes are an integral part of the consolidated financial statements.

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

The accompanying notes are an integral part of the consolidated financial statements.

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

The accompanying notes are an integral part of the consolidated financial statements.

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

(*The Company reclassified the restrict cash of fiscal year 2022, 2021 and 2020. (refer to Note 8 and Note 11))

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

The accompanying notes are an integral part of the consolidated financial statements.

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

ROAN HOLDINGS GROUP CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.      ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

The Company consolidated statements of operations and comprehensive losses also included Feng Hui Ding Xin (Beijing) Financial Consulting Co., Ltd. (“Ding Xin”) and Ding Xin’s 99%-owned subsidiary Zhiyuan Commercial Factoring (Guangzhou) Co., Ltd. (“Zhiyuan”) for the year ended December 31, 2019 and for the period from January 1, 2020 to September 30, 2020 until Ding Xin and Zhiyuan were disposed of and deconsolidated at September 30, 2020.

The Company’s consolidated statements of operations and comprehensive losses also included China Roan Industrial-Financial Holdings Group Co., Ltd. (“Roan HK”) and Roan HK’s 100%-owned subsidiary Xinjiang Feng Hui Jing Kai Direct Lending Ltd. (“Jing Kai”) for the year ended December 31, 2019 and 2020 and for the period from January 1, 2021 to September 30, 2021 until Roan HK and Jing Kai were disposed of and deconsolidated at September 30, 2021.

2.      LIQUIDITY

For the year ended December 31, 2022, the net loss from continuing operations was $106,535, as compared to net income of $757,301 for fiscal year 2021, and net loss of $854,606 for the fiscal year 2020. The net cash inflow from continuing operations was $619,613 for fiscal year 2022, as compared to cash inflow of $8,641,873 for fiscal year 2021, and cash outflow of $7,669,402 for fiscal year 2020. The Company has accumulated a deficit of $15,954,058 as of December 31, 2022, which required management’s consideration of the Company’s liquidity and its ability to continue as a going concern.

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

(o)    Property and equipment

Property and equipment are stated at cost less accumulated depreciation and impairment in value. Depreciation is computed using the straight-line method with residual value rate of 5% based on the estimated useful lives as follows:
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

Industrial operation services

The Company enters agreements with customers to provide industrial operation services relating consulting management services and industrial financial service. The Company provides consulting management services to customers on the design of policy resources and fund supporting schemes, governmental industry implementation, contact signing resources, etc. Pursuant to the contracts with customers the transfer price is agreed to fixed amount and to be paid upon achievement of certain performance milestone events. The Company provides industrial financial consulting services to customers in terms of equity financing and debt financing, which includes helping customers design relevant financing plans and optimizing the capital structure. The transaction price is generally based on some percentage of the funds raised and fixed price according to contract.

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

The following table identifies the disaggregation of our revenue from services for the years ended December 31, 2022, 2021 and 2020, respectively.
	For the years ended December 31,
	2022	2021	2020
Industrial operation services-consulting management service	$789,195	$146,245	—
Management and assessment services	401,676	440,254	19,676
Consulting services relating to debt collection	—	206,792	2,108,477
Healthcare services, net	6,928	—	4,527
Revenues from services	$1,197,799	$793,291	$2,132,680

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

(aa)  Employee benefits

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are mandated defined contribution plans by government. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were $126,231, $131,949, and $61,296 for the years ended December 31, 2022, 2021, 2020, respectively.

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

As permitted by ASC 842, leases with expected durations of less than 12 months from inception (i.e., short-term leases) were excluded from the Company’s calculation of its lease liability and right-of-use asset. Furthermore, the Company elected to apply the package of practical expedients, which allows companies not to reassess: (a) whether its expired or existing contracts are or contain leases, (b) the lease classification for any expired or existing leases, and (c) initial direct costs for any existing leases.

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

(ee)   Earnings (Loss) per share

Basic earnings (loss) per ordinary share is computed by dividing net earnings attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted earnings per share is computed by dividing net income attributable to ordinary shareholders by the sum of the weighted average number of ordinary share outstanding and of potential ordinary share (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted earnings per share. For the years ended December 31, 2022, 2021 and 2020, the Company had no dilutive stocks.

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

____________

(1)      As of December 31, 2021, the balance of loans due from third parties was comprised of loans of $11,807,096, $6,622,101, $5,306,798 due from three parties, and a non-interest-bearing loan of $0.05 million due from a third party. These three interest-bearing loans are due within 12 months from the balance sheet date and have an interest rate of ranging from 7% to 14%. The loans of $6,622,101 and $5,306,798 are pledged with customer’s trade receivables.

As of December 31, 2022, the balance of loans due from third parties was comprised of loans of $9,273,314, $6,118,425, $5,531,230, $4,948,207 and $144,986 due from five parties. These five interest-bearing loans are due within 12 months from the balance sheet date and have an interest rate of ranging from 4.35% to 14%. The loans of $4,948,207 and $6,118,425 are pledged with customer’s trade receivables.

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

Hong Kong

Roan HK and Lixin HK are incorporated in Hong Kong and are subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate for the first HKD$2 million of assessable profits is 8.25% and assessable profits above HKD$2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. Before that, the applicable tax rate was 16.5% for corporations in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax laws, Roan HK and Lixin HK are exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

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

ITEM 19.  EXHIBITS

Exhibit No.	Description
1.1*	Amended and Restated Memorandum and Articles of Association (incorporated by reference from Exhibit 3.1 of Registrant’s Form 6-K filed with the SEC on December 23, 2021).
2.1*

Underwriting Agreement, dated September 30, 2014, by and between DT Asia Investments Limited and EarlyBirdCapital, Inc. as representative for the underwriters (incorporated by reference from Exhibit 1.1 of Registrant’s Form 8-K filed with the SEC on October 6, 2014).

2.2*	Form of Specimen Ordinary Share Certificate of DT Asia Investments Limited (incorporated by reference from Exhibit 4.2 of Registrant’s Form S-1/A filed with the SEC on August 27, 2014).
2.3*	Form of Specimen Warrant Certificate of DT Asia Investments Limited (incorporated by reference from Exhibit 4.4 of Registrant’s Form S-1/A filed with the SEC on August 27, 2014).
4.1*	Third Amended and Restated Promissory Note, dated June 14, 2016 (incorporated by reference from Exhibit 10.1 of Registrant’s Form 8-K filed with the SEC on June 14, 2016).
4.2*

Letter Agreement, dated April 6, 2018, by and between FT Global Capital, Inc. and China Lending Corporation (incorporated by reference from Exhibit 4.1 of Registrant’s Form 6-K filed with the SEC on July 6, 2018).

4.3*	Form of Securities Purchase Agreement, dated July 5, 2018 (incorporated by reference from Exhibit 4.2 of Registrant’s Form 6-K filed with the SEC on July 6, 2018).
4.4*

English Translation of Capital Raise Agreement by and among Zhejiang Lixin Enterprise Management Group Co., Ltd., Hangzhou Yinxiang Asset Management Co. Ltd., et al. (incorporated by reference from Exhibit 4.23 of Registrant’s Annual Report on Form 20-F filed with the SEC on June 26, 2020).

4.5*

English Translation of Share Purchase Agreement, dated June 13, 2019, by and among China Lending Corporation, Lixin Financial Holdings Group Limited, et al. (incorporated by reference from Exhibit 4.24 of Registrant’s Annual Report on Form 20-F filed with the SEC on June 26, 2020).

4.6*

English Translation of Supplemental Agreement to Share Purchase Agreement, dated August 23, 2019, by and among China Lending Corporation, Lixin Financial Holdings Group Limited, et al. (incorporated by reference from Exhibit 4.26 of Registrant’s Annual Report on Form 20-F filed with the SEC on June 26, 2020).

4.7*

Zhiyong Tang Employment Agreement, dated August 25, 2021, by and between the Company and Zhiyong Tang (incorporated by reference from Exhibit 10.1 of Registrant’s Form 6-K filed with the SEC on August 30, 2021).

4.8*

Wenhao Wang Employment Agreement, dated August 25, 2021, by and between the Company and Wenhao Wang (incorporated by reference from Exhibit 10.2 of Registrant’s Form 6-K filed with the SEC on August 30, 2021).

4.9*

Junfeng Wang Employment Agreement, dated August 10, 2020, by and between the Company and Junfeng Wang (incorporated by reference from Exhibit 10.1 of Registrant’s Form 6-K filed with the SEC on August 14, 2020).

4.10*

Yuebo Zhang Employment Agreement, dated August 25, 2021, by and between the Company and Yuebo Zhang (incorporated by reference from Exhibit 4.10 of Registrant’s Annual Report on Form 20-F filed with the SEC on April 22, 2022).

4.11*

Fengsong Wan Employment Agreement, dated August 25, 2021, by and between the Company and Fengsong Wan (incorporated by reference from Exhibit 4.11 of Registrant’s Annual Report on Form 20-F filed with the SEC on April 22, 2022).

4.12*

Wenhao Wang Executive Director Employment Agreement, dated October 4, 2022, by and between the Company and Wenhao Wang (incorporated by reference from Exhibit 10.1 of Registrant’s Form 6-K filed with the SEC on October 11, 2022).

4.13*

Yu Liu Independent Director Agreement, dated October 13, 2022, by and between the Company and Yu Liu (incorporated by reference from Exhibit 10.1 of Registrant’s Form 6-K filed with the SEC on October 19, 2022).

4.14*

English Translation of Lease Agreement, dated April 1, 2022, by and between Junrong Capital Holdings Limited and Lixin (Hangzhou) Asset Management Co., Ltd. (incorporated by reference from Exhibit 4.14 of Registrant’s Annual Report on Form 20-F filed with the SEC on April 22, 2022).

4.15*

English Translation of Lease Agreement, dated April 1, 2023, by and between Junrong Capital Holdings Limited and Lixin (Hangzhou) Asset Management Co., Ltd. (incorporated by reference from Exhibit 4.15 of Registrant’s Annual Report on Form 20-F filed with the SEC on May 15, 2023).

Exhibit No.	Description
4.16*

English Translation of Premises Lease Agreement, dated April 1, 2022, by and among Jialin Zhu, Wenya Zhu, and Zhejiang Jingyuxin Financing Guarantee Co., Ltd. (incorporated by reference from Exhibit 4.16 of Registrant’s Annual Report on Form 20-F filed with the SEC on May 15, 2023).

4.17*

English Translation of Lease Agreement, dated April 1, 2022, between Junrong Capital Holdings Limited and Zeshi (Hangzhou) Health Management Co., Ltd. (incorporated by reference from Exhibit 4.14 of Registrant’s Annual Report on Form 20-F filed with the SEC on April 22, 2022).

4.18*

English Translation of Lease Agreement, dated April 1, 2023, by and between Junrong Capital Holdings Limited and Zeshi (Hangzhou) Health Management Co., Ltd. (incorporated by reference from Exhibit 4.18 of Registrant’s Annual Report on Form 20-F filed with the SEC on May 15, 2023).

4.19*

English Translation of House Rental Agreement, dated July 10, 2021, by and between Bogong He and Lixin (Hangzhou) Asset Management Co., Ltd. (incorporated by reference from Exhibit 4.15 of Registrant’s Annual Report on Form 20-F filed with the SEC on April 22, 2022).

4.20*

English Translation of House Rental Supplement Agreement, dated April 15, 2023, by and between Bogong He and Lixin (Hangzhou) Asset Management Co., Ltd. (incorporated by reference from Exhibit 4.20 of Registrant’s Annual Report on Form 20-F filed with the SEC on May 15, 2023).

4.21*

English Translation of Service Contract for Apartment Accommodation Agreement, dated April 15, 2023, by between Poly Apartment Management Co., Ltd. and Lixin (Hangzhou) Asset Management Co., Ltd. (incorporated by reference from Exhibit 4.21 of Registrant’s Annual Report on Form 20-F filed with the SEC on May 15, 2023).

4.22*

English Translation of Equity Transfer Agreement, dated September 17, 2021, by and between China Roan Industrial-Financial Holdings Group Co. Limited, Yuanjia Asset Management Co. Ltd., and Adrie Global Holdings Limited (incorporated by reference from Exhibit 4.22 of Registrant’s Annual Report on Form 20-F filed with the SEC on May 15, 2023).

8.1*	List of Subsidiaries (incorporated by reference from Exhibit 8.1 of Registrant’s Annual Report on Form 20-F filed with the SEC on May 15, 2023).
12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a).
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a).
13.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of ZH CPA, LLC, independent registered public accounting firm.
101.INS*	XBRL Instance Document.
101.SCH*	XBRL Taxonomy Extension Schema Document.
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

____________

*        Previously filed.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing Amendment No. 1 on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ROAN HOLDINGS GROUP CO., LTD.
Date: February 7, 2024	By:	/s/ Zhiyong Tang
	Name:	Zhiyong Tang
	Title:	Chief Executive Officer